ING USA Annuity and Life Insurance Company
Separate Account B of ING USA Annuity and Life Insurance Company

Deferred Combination Variable and Fixed Annuity Prospectus

ING GOLDENSELECT ACCESS®

April 30, 2012

This prospectus describes ING GoldenSelect Access, a group and individual deferred variable annuity contract (the "Contract") offered for sale by ING USA Annuity and Life Insurance Company ("ING USA," the "Company," "we," "us" or "our") through Separate Account B (the "Separate Account"). The Contract was available in connection with certain retirement plans that qualify for special federal income tax treatment ("qualified Contracts") under the Internal Revenue Code of 1986, as amended (the "Tax Code"), as well as those that do not qualify for such treatment ("non-qualified Contracts"). As of March 15, 2010, we are no longer offering this Contract for sale to new purchasers.

The Contract provides a means for you to allocate your premium payments in one or more subaccounts, each of which invest in a single investment portfolios. You may also allocate premium payments to our Fixed Account with guaranteed interest periods. Your contract value will vary daily to reflect the investment performance of the investment portfolio(s) you select and any interest credited to your allocations in the Fixed Account. For Contracts sold in some states, not all Fixed Interest Allocations or subaccounts are available. The investment portfolios available under your Contract are listed on the next page.

You have a right to return a Contract within 10 days after you receive it for a refund of the adjusted contract value (which may be more or less than the premium payments you paid), or if required by your state, the original amount of your premium payment. In no event does the Company retain any investment gain associated with a Contract that is free looked. Longer free look periods apply in some states and in certain situations. Your free look rights depend on the laws of the state in which you purchase the Contract.

Replacing an existing annuity with the Contract may not be beneficial to you. Your existing annuity may be subject to fees or penalties on surrender, and the Contract may have new charges.

This prospectus provides information that you should know before investing and should be kept for future reference. A Statement of Additional Information ("SAI"), dated April 30, 2012, has been filed with the Securities and Exchange Commission ("SEC"). It is available without charge upon request. To obtain a copy of this document, write to our Customer Service Center at P.O. Box 9271, Des Moines, Iowa 50306-9271 or call (800) 366-0066, or access the SEC's website (http://www.sec.gov). When looking for information regarding the Contracts offered through this prospectus, you may find it useful to use the number assigned to the registration statement under the Securities Act of 1933. This number is 333-28769. The table of contents of the SAI is on the last page of this prospectus and the SAI is made part of this prospectus by reference.

The SEC has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Allocations to a subaccount investing in a Trust or Fund (investment portfolio) is not a bank deposit and is not insured or guaranteed by any bank or by the Federal Deposit Insurance Corporation or any other government agency.

We pay compensation to broker/dealers whose registered representatives sell the Contract. See "Other Contract Provisions – Selling the Contract," for further information about the amount of compensation we pay.

The investment portfolios are listed on the next page.

The investment portfolios currently available under your Contract are:

BlackRock Global Allocation V.I. Fund (Class III)
ING American Funds Asset Allocation Portfolio
ING American Funds Bond Portfolio
ING American Funds Global Growth and Income Portfolio
ING American Funds International Growth and Income Portfolio
ING American Funds International Portfolio
ING American Funds World Allocation Portfolio (Class S)
ING Baron Growth Portfolio (Class S)
ING BlackRock Health Sciences Opportunities Portfolio (Class S)
ING BlackRock Inflation Protected Bond Portfolio (Class S)
ING BlackRock Large Cap Growth Portfolio (Class S)
ING BlackRock Science and Technology Opportunities Portfolio (Class S)
ING Davis New York Venture Portfolio (Class S)
ING DFA World Equity Portfolio (Class S)
ING EURO STOXX 50® Index Portfolio (Class ADV)
ING FMR^{SM} Diversified Mid Cap Portfolio (Class S)
ING Franklin Income Portfolio (Class S)
ING Franklin Mutual Shares Portfolio (Class S)
ING Franklin Templeton Founding Strategy Portfolio (Class S)
ING FTSE 100 Index® Portfolio (Class ADV)
ING Global Resources Portfolio (Class ADV)
ING Growth and Income Portfolio (Class ADV)
ING Hang Seng Index Portfolio (Class S)
ING Intermediate Bond Portfolio (Class S)
ING International Index Portfolio (Class S)
ING Invesco Van Kampen Comstock Portfolio (Class S)
ING Invesco Van Kampen Equity and Income Portfolio (Class S)
ING Invesco Van Kampen Growth and Income Portfolio (Class S)
ING Japan TOPIX Index® Portfolio (Class ADV)
ING JPMorgan Emerging Markets Equity Portfolio (Class S)
ING JPMorgan Mid Cap Value Portfolio (Class S)
ING JPMorgan Small Cap Core Equity Portfolio (Class S)

ING Large Cap Growth Portfolio (Class ADV)
ING Large Cap Value Portfolio (Class S)
ING Liquid Assets Portfolio (Class S)
ING Marsico Growth Portfolio (Class S)
ING MFS Total Return Portfolio (Class S)
ING MFS Utilities Portfolio (Class S)
ING MidCap Opportunities Portfolio (Class S)
ING Morgan Stanley Global Franchise Portfolio (Class S)
ING Oppenheimer Active Allocation Portfolio (Class S)
ING Oppenheimer Global Portfolio (Class S)
ING PIMCO High Yield Portfolio (Class S)
ING PIMCO Total Return Bond Portfolio (Class S)
ING Pioneer Fund Portfolio (Class S)
ING Pioneer Mid Cap Value Portfolio (Class S)
ING Retirement Conservative Portfolio (Class ADV)
ING Retirement Growth Portfolio (Class ADV)
ING Retirement Moderate Growth Portfolio (Class ADV)
ING Retirement Moderate Portfolio (Class ADV)
ING Russell™ Large Cap Growth Index Portfolio (Class S)
ING Russell^{TM} Large Cap Index Portfolio (Class S)
ING Russell™ Large Cap Value Index Portfolio (Class S)
ING Russell™ Mid Cap Growth Index Portfolio (Class S)
ING Russell^{TM} Mid Cap Index Portfolio (Class S)
ING Russell^{TM} Small Cap Index Portfolio (Class S)
ING Small Company Portfolio (Class S)
ING Templeton Foreign Equity Portfolio (Class S)
ING Templeton Global Growth Portfolio (Class S)
ING T. Rowe Price Capital Appreciation Portfolio (Class S)
ING T. Rowe Price Equity Income Portfolio (Class S)
ING T. Rowe Price Growth Equity Portfolio (Class S)
ING T. Rowe Price International Stock Portfolio (Class S)
ING U. S. Bond Index Portfolio (Class S)
ING WisdomTree^{SM} Global High-Yielding Equity Index Portfolio (Class S)

These investment portfolios comprise the subaccounts open to new premiums and transfers. More information can be found in the appendices. See Appendix A for all subaccounts and valuation information. Appendix B highlights each portfolio's investment objective and adviser (and any subadviser or consultant), as well as indicates recent portfolio changes. **If you received a summary prospectus for any of the underlying investment portfolios available through your contract, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the contact information shown on the front of the portfolio's summary prospectus.**

The following investment portfolios are closed to new investments:

ING American Funds Growth Portfolio
ING Artio Foreign Portfolio (Class S)
ING Large Cap Growth Portfolio (Class S)

TABLE OF CONTENTS

Access – 28769

INDEX OF SPECIAL TERMS

The following special terms are used throughout this prospectus. Refer to the page(s) listed for an explanation of each term:

The following terms as used in this prospectus have the same or substituted meanings as the corresponding terms currently used in the Contract:

Term Used in This Prospectus	Corresponding Term Used in the Contract
Accumulation Unit Value	Index of Investment Experience
Annuity Start Date	Annuity Commencement Date
Contract Owner	Owner or Certificate Owner
Contract Value	Accumulation Value
Fixed Interest Allocation	Fixed Allocation
Free Look Period	Right to Examine Period
Guaranteed Interest Period	Guarantee Period
Net Investment Factor	Experience Factor
Regular Withdrawals	Conventional Partial Withdrawals
Subaccount(s)	Division(s)
Transfer Charge	Excess Allocation Charge
Withdrawals	Partial Withdrawals

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the contract. For more information about the fees and expenses, please see the "Charges and Fees" section later in the prospectus.

The first table describes the fees and expenses that you will pay at the time that you buy the contract, surrender the contract, or transfer contract value between investment options. State premium taxes may also be deducted.

Contract Owner Transaction Expenses[1]

Surrender Charge .... None

Transfer Charge .... $25 per transfer, currently zero

Premium Tax .... 0% to 3.5%[2]

Overnight Charge[3] $20

[1] If you invested in a Fixed Interest Allocation, a Market Value Adjustment may apply to certain transactions. This may increase or decrease your contract value and/or your transfer or surrender amount.

[2] Any premium tax is deducted from the contract value.

[3] You may choose to have this charge deducted from the net amount of a withdrawal you would like sent to you by overnight delivery service.

The next table describes the fees and expenses that you will pay periodically during the time that you own the contract, not including Trust or Fund fees and expenses.

Separate Account Annual Charges

Annual Contract Administrative Charge[1] $40

(We waive this charge if the total of your premium payments is $100,000 or more or if your contract value at the end of a contract year is $100,000 or more.)

	Standard Death Benefit	Annual Ratchet Enhanced Death Benefit	Max 7 Enhanced Death Benefit
Mortality & Expense Risk Charge[2]	1.65%	1.95%	2.20%
Asset-Based Administrative Charge	0.15%	0.15%	0.15%
Total[3]	1.80%	2.15%	2.35%

[1] We deduct this charge on each contract anniversary and on surrender.

[2] Before January 12, 2009, the Quarterly Ratchet Enhanced Death Benefit was available for the same charge. For Contracts with the Quarterly Ratchet Enhanced Death Benefit purchased before April 28, 2008, the Mortality and Expense Charge is 1.90%.

[3] These charges are as a percentage of average contract value in each subaccount. These annual charges are deducted daily.

The next tables show the charges for the optional riders currently available with the Contract. These charges would be in addition to the Separate Account Annual Charge noted above. In addition to the Earnings Multiplier Benefit rider, you may add only one of the three living benefit riders, namely: the Minimum Guaranteed Income Benefit; ING LifePay Plus Minimum Guaranteed Withdrawal Benefit; and ING Joint LifePay Plus Minimum Guaranteed Withdrawal Benefit. For more information about which one may be right for you, please see "Living Benefit Riders." For more information about the charges for the optional riders, please see "Charges and Fees – Optional Rider Charges."

Optional Rider Charges[1]

Earnings Multiplier Benefit rider:

As an Annual Charge (Charge Deducted Quarterly)	Maximum Annual Charge
0.30% of contract value	0.30% of contract value

Minimum Guaranteed Income Benefit rider[2]:

As an Annual Charge (Charge Deducted Quarterly)	Maximum Annual Charge
0.75% of the MGIB Charge Base	1.50% of the MGIB Charge Base

ING LifePay Plus Minimum Guaranteed Withdrawal Benefit rider[3]:

As an Annual Charge - Currently (Charge Deducted Quarterly)	Maximum Annual Charge
1.00% of the ING LifePay Plus Base	1.50% of the ING LifePay Plus Base

ING Joint LifePay Plus Minimum Guaranteed Withdrawal Benefit rider[4]:

As an Annual Charge - Currently (Charge Deducted Quarterly)	Maximum Annual Charge
1.20% of the ING LifePay Plus Base	1.70% of the ING LifePay Plus Base

[1] Optional rider charges are expressed as a percentage, rounded to the nearest hundredth of one percent. The basis for an optional rider charge is sometimes a charge base, benefit base or contract value, as applicable. Optional rider charges are deducted from the contract value in your subaccount allocations (and/or your Fixed Interest Allocations if there is insufficient contract value in the subaccounts).

[2] For more information about how the MGIB Charge Base is determined, please see "Living Benefit Riders - Minimum Guaranteed Income Benefit Rider (the "MGIB rider") – Rider Charge."

[3] The ING LifePay Plus Base is calculated based on premium if this rider is elected at contract issue. The ING LifePay Plus Base is calculated based on contract value if this rider is added after contract issue. The charge for this rider can increase upon the Annual Ratchet once the Lifetime Withdrawal Phase begins, subject to the maximum charge. We promise not to increase the charge for your first five contract years. For more information about the ING LifePay Plus Base and Annual Ratchet, please see "Charges and Fees – Optional Rider Charges - ING LifePay Plus Minimum Guaranteed Withdrawal Benefit (ING LifePay Plus) Rider Charge" and "Living Benefit Riders – ING LifePay Plus Minimum Guaranteed Withdrawal Benefit ("ING LifePay Plus") Rider – Annual Ratchet."

[4] The ING LifePay Plus Base is calculated based on premium if this rider is elected at contract issue. The ING LifePay Plus Base is calculated based on contract value if this rider is added after contract issue. The charge for this rider can increase upon the Annual Ratchet once the Lifetime Withdrawal Phase begins, subject to the maximum charge. We promise not to increase the charge for your first five contract years. For more information about the ING LifePay Plus Base and Annual Ratchet, please see "Charges and Fees – Optional Rider Charges - ING Joint LifePay Plus Minimum Guaranteed Withdrawal Benefit (ING Joint LifePay Plus) Rider Charge" and "Living Benefits Riders – ING Joint LifePay Plus Minimum Guaranteed Withdrawal Benefit ("ING Joint LifePay Plus") Rider – Annual Ratchet."

The next item shows the minimum and maximum total operating expenses charged by the Trust or Fund that you may pay periodically during the time that you own the Contract. More detail concerning each Trust or Fund's fees and expenses is contained in the prospectus for each Trust or Fund.

Total Annual Trust or Fund Operating Expenses	Minimum	Maximum
(expenses that are deducted from Trust or Fund assets, including management fees, distribution and/or service (12b-1) fees[1,2], and other expenses):	0.52%	2.00%

[1]   The Company may receive compensation from each of the funds or the funds' affiliates based on an annual percentage of the average net assets held in that fund by the Company. The percentage paid may vary from one fund company to another. For certain funds, some of this compensation may be paid out of 12b-1 fees or service fees that are deducted from fund assets. Any such fees deducted from fund assets are disclosed in the Fund or Trust prospectuses. The Company may also receive additional compensation from certain funds for administrative, recordkeeping or other services provided by the Company to the funds or the funds' affiliates. These additional payments are made by the funds or the funds' affiliates to the Company and do not increase, directly or indirectly, the fees and expenses shown above.

[2]   No Trust or Fund currently charges a redemption fee. For more information about redemption fees, please see "Charges and Fees – Charges Deducted From the Contract Value – Redemption Fees."

Example
This Example is intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts.

The Example assumes that you invest $10,000 in the Contract for the time periods indicated. The costs reflected are the maximum charges for the Contract with the Annual Ratchet Enhanced Death Benefit and the most expensive combination of riders possible: Earnings Multiplier Benefit and ING Joint LifePay Plus Minimum Guaranteed Withdrawal Benefit. The Example also assumes that your investment has a 5% return each year, and assumes the maximum Trust or Fund fees and expenses. Excluded are premium taxes and any transfer charges.

Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

1) If you surrender or annuitize your contract at the end of the applicable time period:			
1 year	3 years	5 years	10 years
$613	$1,855	$3,113	$6,307

Compensation is paid for the sale of the Contracts. For information about this compensation, see "Other Contract Provisions – Selling the Contract."

Fees Deducted by the Funds

    Fund Fee Information. The fund prospectuses show the investment advisory fees, 12b-1 fees and other expenses including service fees (if applicable) charged annually by each fund. Fund fees are one factor that impacts the value of a fund share. Please refer to the fund prospectuses for more information and to learn more about additional factors.

The Company may receive compensation from each of the funds or the funds' affiliates based on an annual percentage of the average net assets held in that fund by the Company. The percentage paid may vary from one fund company to another. For certain funds, some of this compensation may be paid out of 12b-1 fees or service fees that are deducted from fund assets. Any such fees deducted from fund assets are disclosed in the fund prospectuses. The Company may also receive additional compensation from certain funds for administrative, recordkeeping or other services provided by the Company to the funds or the funds' affiliates. These additional payments may also be used by the Company to finance distribution. These additional payments are made by the funds or the funds' affiliates to the Company and do not increase, directly or indirectly, the fund fees and expenses. Please see "Charges and Fees – Trust and Fund Expenses" for more information.

In the case of fund companies affiliated with the Company, where an affiliated investment adviser employs subadvisers to manage the funds, no direct payments are made to the Company or the affiliated investment adviser by the subadvisers. Subadvisers may provide reimbursement for employees of the Company or its affiliates to attend business meetings or training conferences. Investment management fees are apportioned between the affiliated investment adviser and subadviser. This

apportionment varies by subadviser, resulting in varying amounts of revenue retained by the affiliated investment adviser. This apportionment of the investment advisory fee does not increase, directly or indirectly, fund fees and expenses. Please see "Charges and Fees – Trust and Fund Expenses" for more information.

How Fees are Deducted. Fees are deducted from the value of the fund shares on a daily basis, which in turn affects the value of each subaccount that purchases fund shares.

CONDENSED FINANCIAL INFORMATION

Accumulation Unit
We use accumulation units to calculate the value of a Contract. Each subaccount of Separate Account B has its own accumulation unit value. The accumulation units are valued each business day that the New York Stock Exchange is open for trading. Their values may increase or decrease from day to day according to a Net Investment Factor, which is primarily based on the investment performance of the applicable investment portfolio. Shares in the investment portfolios are valued at their net asset value.

Tables containing (i) the accumulation unit value history of each subaccount of ING USA Separate Account B offered in this prospectus and (ii) the total investment value history of each such subaccount are presented in "Appendix A – Condensed Financial Information" – for the lowest and highest combination of asset-based charges. The numbers show the year-end unit values of each subaccount from the time purchase payments were first received in the subaccounts under the Contract. Complete information is available in the SAI.

The Net Investment Factor
The Net Investment Factor is an index number which reflects certain charges under the Contract and the investment performance of the subaccount. The Net Investment Factor is calculated for each subaccount as follows:

1) We take the net asset value of the subaccount at the end of each business day.
2) We add to (1) the amount of any dividend or capital gains distribution declared for the subaccount and reinvested in such subaccount. We subtract from that amount a charge for our taxes, if any.
3) We divide (2) by the net asset value of the subaccount at the end of the preceding business day.
4) We then subtract the applicable daily charges from the subaccount: the mortality and expense risk charge; the asset-based administrative charge; and any optional rider charges.

Calculations for the subaccounts are made on a per share basis.

The Net Rate of Return equals the Net Investment Factor minus one.

Financial Statements
The statements of assets and liabilities, the statements of operations, the statements of changes in net assets and the related notes to financial statements for Separate Account B and the financial statements and the related notes to financial statements for ING USA Annuity and Life Insurance Company are included in the Statement of Additional Information.

ING USA SEPARATE ACCOUNT B

ING USA Separate Account B ("Separate Account B") was established as a separate account of the Company on July 14, 1988. It is registered with the SEC as a unit investment trust under the Investment Company Act of 1940, as amended (the "1940 Act"). Separate Account B is a separate investment account used for our variable annuity contracts. We own all the assets in Separate Account B but such assets are kept separate from our other accounts.

Separate Account B is divided into subaccounts. Each subaccount invests exclusively in shares of one investment portfolio of a Trust or Fund. Each investment portfolio has its own distinct investment objectives and policies. Income, gains and losses, realized or unrealized, of a portfolio are credited to or charged against the corresponding subaccount of Separate Account B without regard to any other income, gains or losses of the Company. Assets equal to the reserves and other contract liabilities with respect to each are not chargeable with liabilities arising out of any other business of the Company. They may, however, be subject to liabilities arising from subaccounts whose assets we attribute to other variable annuity contracts supported by

Separate Account B. If the assets in Separate Account B exceed the required reserves and other liabilities, we may transfer the excess to our general account. When we deduct the fees we charge for the Contract, these would constitute excess assets that we would transfer to the general account. We are obligated to pay all benefits and make all payments provided under the Contracts, and will keep the Separate Account fully funded to cover such liabilities.

Note: Other variable annuity contracts invest in Separate Account B, but are not discussed in this prospectus. Separate Account B may also invest in other investment portfolios which are not available under your Contract. Under certain circumstances, we may make certain changes to the subaccounts. For more information, see "The Annuity Contract — Addition, Deletion, or Substitution of Subaccounts and Other Changes."

ING USA ANNUITY AND LIFE INSURANCE COMPANY

ING USA is an Iowa stock life insurance company, which was originally incorporated in Minnesota on January 2, 1973. ING USA is a wholly owned subsidiary of Lion Connecticut Holdings Inc. ("Lion Connecticut"), which in turn is a wholly owned subsidiary of ING Groep N.V. ("ING"), a global financial services holding company based in The Netherlands. ING USA is authorized to sell insurance and annuities in all states, except New York, and the District of Columbia. Although we are a subsidiary of ING, ING is not responsible for the obligations under the Contract. The obligations under the Contract are solely the responsibility of ING USA.

Directed Services LLC, the distributor of the Contracts and the investment manager of the ING Investors Trust, is also a wholly owned indirect subsidiary of ING. ING also indirectly owns ING Investments, LLC and ING Investment Management Co. LLC, portfolio managers of the ING Investors Trust and the investment managers of the ING Variable Insurance Trust, ING Variable Products Trust and ING Variable Product Portfolios, respectively.

As part of a restructuring plan approved by the European Commission, ING has agreed to separate its banking and insurance businesses by 2013. ING intends to achieve this separation by divestment of its insurance and investment management operations, including the Company. ING has announced that it will explore all options for implementing the separation including initial public offerings, sales or combinations thereof. On November 10, 2010, ING announced that ING and its U.S. insurance affiliates, including the Company, are preparing for a base case of an initial public offering ("IPO") of the Company and its U.S.-based insurance and investment management affiliates.

Our principal office is located at 1475 Dunwoody Drive, West Chester, Pennsylvania 19380.

Regulatory Matters
As with many financial services companies, the Company and its affiliates periodically receive informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with examinations, inquiries, investigations and audits of the products and practices of the Company or the financial services industry. Some of these investigations and inquiries could result in regulatory action against the Company. The potential outcome of such action is difficult to predict but could subject the Company or its affiliates to adverse consequences, including, but not limited to, settlement payments, penalties, fines, and other financial liability. The potential economic consequences cannot be predicted, but management does not believe that the outcome of any such action will have a material adverse effect on the Company's financial position or results of operations. It is the practice of the Company and its affiliates to cooperate fully in these matters.

   Product Regulation. Our products are subject to a complex and extensive array of state and federal tax, securities and insurance laws, and regulations, which are administered and enforced by a number of governmental and self-regulatory authorities. Specifically, U.S. federal income tax law imposes requirements relating to nonqualified annuity product design, administration, and investments that are conditions for beneficial tax treatment of such products under the Internal Revenue Code. (See "Federal Tax Considerations" for further discussion of some of these requirements.) Failure to administer certain nonqualified contract features (for example, contractual annuity start dates in nonqualified annuities) could affect such beneficial tax treatment. In addition, state and federal securities and insurance laws impose requirements relating to insurance and annuity product design, offering and distribution, and administration. Failure to meet any of these complex tax, securities, or insurance requirements could subject the Company to administrative penalties, unanticipated remediation, or other claims and costs.

You will find information about the Trusts and Funds currently available under your Contract in "Appendix B - The Investment Portfolios." A prospectus containing more complete information on each Trust or Fund may be obtained by calling our Customer Service Center at (800) 366-0066. You should read the prospectus carefully before investing. Certain funds are designated as "Master-Feeder" or "fund of funds." Funds offered in a Master-Feeder structure (such as the American Funds) or fund of funds structure (such as the Retirement Funds) may have higher fees and expenses than a fund that invests directly in debt and equity securities. Consult with your investment professional to determine if the Portfolios may be suited to your financial needs, investment time horizon and risk tolerance. You should periodically review these factors to determine if you need to change your investment strategy.

If, due to differences in tax treatment or other considerations, the interests of contract owners of various contracts participating in the Trusts or Funds conflict, we, the Boards of Trustees or Directors of the Trusts or Funds, and any other insurance companies participating in the Trusts or Funds will monitor events to identify and resolve any material conflicts that may arise.

Restricted Funds
We may, with 30 days notice to you, designate any investment option as a Restricted Fund and limit the amount you may allocate or transfer to a Restricted Fund. We may also change the limitations on existing contracts with respect to new premiums added to investment portfolios and with respect to new transfers to investment portfolios. We may establish any limitations, at our discretion, as a percentage of premium or contract value, or as a specified dollar amount, and change the limitation at any time. Currently, we have not designated any investment option as a Restricted Fund. If we designate an investment option as a Restricted Fund or set applicable limitations, such change will apply only to transactions made after the designation.

We limit your investment in the Restricted Funds on an aggregate basis for all Restricted Funds and for each individual Restricted Fund. Currently, we limit an investment in Restricted Funds to the following limitations: no more than $999,999,999, and no more than 30 percent of contract value. We may change these limits, in our discretion, for new contracts, premiums, transfers or withdrawals.

We monitor the aggregate and individual limits on investments in Restricted Funds for each transaction (e.g. premium payments, reallocations, withdrawals, dollar cost averaging). If the contract value in the Restricted Funds has increased beyond the applicable limit due to market growth, we will not require the reallocation or withdrawal of contract value from the Restricted Funds. However, if the contract value in the Restricted Funds exceeds the aggregate limit, if you take a withdrawal, it must come from either the Restricted Funds or pro-rata from all investment options in which contract value is allocated, so that the percentage of contract value in the Restricted Funds following the withdrawal is less than or equal to the percentage of contract value in the Restricted Funds prior to the withdrawal.

We will allocate pro-rata the portion of any premium payment that exceeds the limits with a Restricted Fund to your other investment option choices not designated as Restricted Funds, or to a specially designated subaccount if there are none (currently, the ING Liquid Assets Portfolio), unless you instruct us otherwise.

We will not permit a transfer to the Restricted Funds if it would increase the contract value in the Restricted Fund or in all Restricted Funds to more than the applicable limits set forth above. If the total amount of your requested transfer exceeds the applicable limits, we will inform your financial representative or you that we will not process any part of the transfer and that new instructions will be required. We will not limit transfers from Restricted Funds. If the multiple reallocations lower the percentage of total contract value in Restricted Funds, we will permit the reallocation even if the percentage of contract value in a Restricted Fund is greater than its limit.

Please see "Withdrawals" and "Transfers Among Your Investments (Excessive Trading Policy)" in this prospectus for more information on the effect of Restricted Funds.

Covered Funds, Special Funds and Excluded Funds
For purposes of determining death benefits and benefits under the living benefit riders (but not the earnings multiplier benefit rider), we assign the investment options to one of three categories of funds. The categories are:

  1) Covered Funds;
  2) Special Funds; and
  3) Excluded Funds.

Allocations to Covered Funds participate fully in all guaranteed benefits. Allocations to Special Funds could affect the death benefit and/or optional benefit rider guarantee that may otherwise be provided. Allocations to Excluded Funds do not participate in any guaranteed benefits, due to their potential for volatility. No investment options are currently designated as Excluded Funds.

Designation of investment options under these categories may vary by benefit. For example, we may designate an investment option a Special Fund for purposes of calculating a benefit under an optional benefit rider, but not a death benefit, or for calculating one death benefit and not another. We may, with 30 days notice to you, designate any investment option as a Special or Excluded Fund with respect to new premiums added to such investment option and also with respect to new transfers to such investment option. For more information about these categories of funds with a death benefit, please see "Death Benefit Choices – Death Benefit During the Accumulation Phase" and Appendix E for examples. These categories of funds also apply to the Minimum Guaranteed Income Benefit rider. Please see "Living Benefit Riders – Minimum Guaranteed Income Benefit Rider (the "MGIB rider")" for more information.

CHARGES AND FEES

We deduct the Contract charges described below to compensate us for our costs and expenses, services provided and risks assumed under the Contracts. We incur certain costs and expenses for distributing and administering the Contracts, including compensation and expenses paid in connection with sales of the Contracts, for paying the benefits payable under the Contracts and for bearing various risks associated with the Contracts. Some of the charges are for optional riders, so they are only deducted if you elect to purchase the rider. The amount of a Contract charge will not always correspond to the actual costs associated with the charge. We expect to profit from the charges, including the mortality and expense risk charge and rider and benefit charges, and we may use such profits to finance the distribution of Contracts.

Charge Deduction Subaccount
You may elect to have all charges, except daily charges, against your contract value deducted directly from a single subaccount designated by the Company. Currently we use the ING Liquid Assets Portfolio subaccount for this purpose. If you do not elect this option, or if the amount of the charges is greater than the amount in the designated subaccount, we will deduct the charges as discussed below. You may cancel this option at any time by sending notice to our Customer Service Center in a form satisfactory to us.

Charges Deducted from the Contract Value
We deduct the following charges from your contract value:

No Surrender Charge. We do not deduct any surrender charges for withdrawals.

Premium Taxes. We may charge for state and local premium taxes depending on your state of residence. These taxes can range from 0% to 3.5% of the premium payment. We have the right to change this amount to conform with changes in the law or if you change your state of residence.

We deduct the premium tax from your contract value or in the case of a living benefit rider, the benefit base (e.g., MGIB Charge Base or ING LifePay Plus Base), if exercised, on the annuity start date. However, some jurisdictions impose a premium tax at the time initial and additional premiums are paid, regardless of when the annuity payments begin. In those states we may defer collection of the premium taxes from your contract value and deduct it when you surrender the Contract or on the annuity start date.

Administrative Charge. We deduct an annual administrative charge on each Contract anniversary. If you surrender your Contract prior to a Contract anniversary, we deduct an administrative charge when we determine the cash surrender value payable to you. The charge is $40 per Contract. We waive this charge if your contract value is $100,000 or more at the end of a contract year or the total of your premium payments is $100,000 or more, or under other conditions established by ING USA. We deduct the charge proportionately from all subaccounts in which you are invested. If there is no contract value in those subaccounts, we will deduct the charge from your Fixed Interest Allocations starting with the guaranteed interest periods nearest their maturity dates until the charge has been paid.

Transfer Charge. We currently do not deduct any charges for transfers made during a contract year. We have the right, however, to assess up to $25 for each transfer after the twelfth transfer in a contract year. The charge will not apply to any transfers due to the election of dollar cost averaging or automatic rebalancing.

Redemption Fees. If applicable, we may deduct the amount of any redemption fees imposed by the underlying portfolios as a result of withdrawals, transfers or other fund transactions you initiate. Redemption fees, if any, are separate and distinct from any transaction charges or other charges deducted from your contract value**.** For a more complete description of the funds' fees and expenses, review each fund's prospectus.

Overnight Charge. You may choose to have a $20 overnight charge deducted from the net amount of a withdrawal you would like sent to you by overnight delivery service.

Charges Deducted from the Subaccounts

Mortality and Expense Risk Charge. The amount of the mortality and expense risk charge depends on the death benefit you have elected. The charge is deducted on each business day and is a percentage of average daily assets based on the assets you have in each subaccount. The mortality and expense risk charge compensates the Company for death benefit and annuitization risks and the risk that expense charges will not cover actual expenses. If there are any profits from the mortality and expense risk charge, we may use such profits to finance the distribution of contracts.

Standard Death Benefit	Annual Ratchet Enhanced Death Benefit	Max 7 Enhanced Death Benefit
Annual Charge 1.65%	Annual Charge 1.95%	Annual Charge 2.20%

Before January 12, 2009, the Quarterly Ratchet Enhanced Death Benefit was available in place of the Annual Ratchet Enhanced Death Benefit for the same charge. For Contracts with the Quarterly Ratchet Enhanced Death Benefit purchased before April 28, 2008, the Mortality and Expense Risk Charge is 1.90%.

Asset-Based Administrative Charge. The amount of the asset-based administrative charge, on an annual basis, is equal to 0.15% of the assets you have in each subaccount. We deduct the charge on each business day at the rate of 0.0004% of average daily assets based on the assets you have in each subaccount.

Optional Rider Charges. Some features and benefits of the Contract are available by rider for an additional charge. Availability is subject to state approval and sometimes broker/dealer approval. Once elected, a rider cannot be canceled independently of the Contract. Below is information about the charge for a rider. Rider charges are expressed as a percentage, rounded to the nearest hundredth of one percent. Riders are subject to conditions and limitations. For more information about how the Earnings Multiplier Benefit rider works, including the conditions and limitations, please see "Death Benefit Choices – Death Benefit During the Accumulation Phase – Earnings Multiplier Benefit Rider." For more information about how each living benefit rider works, including the defined terms used in connection with the riders, as well as the conditions and limitations, please see "Living Benefit Riders."

Earnings Multiplier Benefit Rider Charge. Subject to state availability, you may purchase the earnings multiplier benefit rider for a non-qualified Contract either at issue or on the next contract anniversary following the introduction of the benefit in your state, if later. So long as the rider is in effect, we will deduct a separate quarterly charge for the rider through a pro-rata reduction of the contract value of the subaccounts in which you are invested. If there is insufficient contract value in the subaccounts, we will deduct the charges from your Fixed Interest Allocations starting with the allocation nearest its maturity date. If that is insufficient, we will deduct the charge from the allocation next nearest its maturity date, and so on. We deduct the rider charge on each quarterly contract anniversary in arrears, meaning we deduct the first charge on the first quarterly anniversary following the rider date. If you surrender or annuitize your Contract, we will deduct a pro-rata portion of the charge for the current quarter based on the current contract value immediately prior to the surrender or annuitization. The quarterly charge for the earnings multiplier benefit rider is 0.08% (0.30% annually). For a description of the rider, see "Death Benefit Choices – Death Benefit During the Accumulation Phase - Earnings Multiplier Benefit Rider."

Minimum Guaranteed Income Benefit (MGIB) Rider Charge. The charge for the MGIB rider, a living benefit, is deducted quarterly, and is a percentage of the MGIB Charge Base:

Maximum Annual Charge	Current Annual Charge
1.50%	0.75%

We deduct the quarterly charge in arrears from the subaccounts in which you are invested based on the contract date (contract year versus calendar year). In arrears means the first charge is deducted at the end of the first quarter from the contract date. The charge is deducted even if you decide never to exercise your right to annuitize under this rider. For more information about how this rider works, including how the MGIB Charge Base is determined, please see "Living Benefit Riders – Minimum Guaranteed Income Benefit Rider (the "MGIB rider")."

If the contract value in the subaccounts is insufficient for the charge, then we deduct it from any Fixed Interest Allocations, in which case a Market Value Adjustment may apply. But currently, a Market Value Adjustment would not apply when this charge is deducted from a Fixed Interest Allocation. With Fixed Interest Allocations, we deduct the charge from the Fixed Interest Allocation having the nearest maturity. For more information about the Fixed Interest Allocation, including the Market Value Adjustment, please see Appendix C. We reserve the right to change the charge for this rider, subject to the maximum annual charge. If changed, the new charge will only apply to riders issued after the change.

ING LifePay Plus Minimum Guaranteed Withdrawal Benefit (ING LifePay Plus) Rider Charge. The charge for the ING LifePay Plus rider, a living benefit, is deducted quarterly from your contract value:

Maximum Annual Charge	Current Annual Charge
1.50%	1.00%

This quarterly charge is a percentage of the ING LifePay Plus Base. We deduct the charge in arrears based on the contract date (contract year versus calendar year). In arrears means the first charge is deducted at the end of the first quarter following the rider effective date. If the rider is elected at contract issue, the rider effective date is the same as the contract date. If the rider is added after contract issue, the rider effective date will be the date of the Contract's next following quarterly contract anniversary. A quarterly contract anniversary occurs once each quarter of a contract year from the contract date. The charge will be pro-rated when the rider is terminated. Charges will no longer be deducted once your rider enters the Lifetime Automatic Periodic Benefit Status. Lifetime Automatic Periodic Benefit Status occurs when your contract value is reduced to zero and other conditions are met. We reserve the right to increase the charge for the ING LifePay Plus rider upon the Annual Ratchet once the Lifetime Withdrawal Phase begins. You will never pay more than new issues of this rider, subject to the maximum annual charge. We promise not to increase the charge for your first five contract years. For more information about how this rider works, please see "Living Benefit Riders – ING LifePay Plus Minimum Guaranteed Withdrawal Benefit ("ING LifePay Plus") Rider."

If the contract value in the subaccounts is insufficient for the charge, then we deduct it from any Fixed Interest Allocations, in which case a Market Value Adjustment may apply. But currently, a Market Value Adjustment would not apply when this charge is deducted from a Fixed Interest Allocation. With Fixed Interest Allocations, we deduct the charge from the Fixed Interest Allocation having the nearest maturity. For more information about the Fixed Interest Allocation, including the Market Value Adjustment, please see Appendix C.

Please Note: *The above information pertains to the form of the ING LifePay Plus rider which was available for sale from May 1, 2009 until March 15, 2010 in states where approved. If you purchased a prior version of the ING LifePay Plus rider, please see Appendix I for more information.*

ING Joint LifePay Plus Minimum Guaranteed Withdrawal Benefit (ING Joint LifePay Plus) Rider Charge.
The charge for the ING Joint LifePay Plus rider, a living benefit, is deducted quarterly from your contract value:

Maximum Annual Charge	Current Annual Charge
1.70%	1.20%

This quarterly charge is a percentage of the ING LifePay Plus Base. We deduct the charge in arrears based on the contract date (contract year versus calendar year). In arrears means the first charge is deducted at the end of the first quarter following the rider effective date. If the rider is elected at contract issue, the rider effective date is the same as the contract date. If the rider

is added after contract issue, the rider effective date will be the date of the Contract's next following quarterly contract anniversary. A quarterly contract anniversary occurs once each quarter of a contract year from the contract date. The charge will be pro-rated when the rider is terminated. Charges will no longer be deducted once your rider enters the Lifetime Automatic Periodic Benefit Status. Lifetime Automatic Periodic Benefit Status occurs when your contract value is reduced to zero and other conditions are met. We reserve the right to increase the charge for the ING Joint LifePay Plus rider upon the Annual Ratchet once the Lifetime Withdrawal Phase begins. You will never pay more than new issues of this rider, subject to the maximum annual charge. We promise not to increase the charge for your first five contract years. For more information about how this rider works, please see "Living Benefit Riders – ING Joint LifePay Plus Minimum Guaranteed Withdrawal Benefit Rider."

If the contract value in the subaccounts is insufficient for the charge, then we deduct it from any Fixed Interest Allocations, in which case a Market Value Adjustment may apply. But currently, a Market Value Adjustment would not apply when this charge is deducted from a Fixed Interest Allocation. With Fixed Interest Allocations, we deduct the charge from the Fixed Interest Allocation having the nearest maturity. For more information about the Fixed Interest Allocation, including the Market Value Adjustment, please see Appendix C.

Please Note: *The above information pertains to the form of the ING Joint LifePay Plus rider which was available for sale from May 1, 2009 until March 15, 2010, in states where approved. If you purchased a prior version of the ING Joint LifePay Plus rider, please see Appendix I for more information.*

Trust and Fund Expenses
As shown in the fund prospectuses and described in the "Fees Deducted by the Funds" section of this prospectus, each fund deducts management fees from the amounts allocated to the fund. In addition, each fund deducts other expenses which may include service fees that may be used to compensate service providers, including the company and its affiliates, for administrative and contract owner services provided on behalf of the fund. Furthermore, certain funds may deduct a distribution or 12b-1 fee, which is used to finance any activity that is primarily intended to result in the sale of fund shares. **For a more complete description of the funds' fees and expenses, review each fund's prospectus.**

The company may receive substantial revenue from each of the funds or the funds' affiliates, although the amount and types of revenue vary with respect to each of the funds offered through the Contract. This revenue is one of several factors we consider when determining the Contract fees and charges and whether to offer a fund through our policies. **Fund revenue is important to the company's profitability, and it is generally more profitable for us to offer affiliated funds than to offer unaffiliated funds.** You should evaluate the expenses associated with the funds available through this contract before making a decision to invest.

Assets allocated to affiliated funds, meaning funds managed by Directed Services LLC, ING Investments, LLC or another company affiliate, generate the largest dollar amount of revenue for the company. Affiliated funds may also be subadvised by a company affiliate or by an unaffiliated third party. Assets allocated to unaffiliated funds, meaning funds managed by an unaffiliated third party, generate lesser, but still substantial dollar amounts of revenue for the company. The company expects to make a profit from this revenue to the extent it exceeds the company's expenses, including the payment of sales compensation to our distributors.

Revenue Received from Affiliated Funds.

The revenue received by the company from affiliated funds may be deducted from fund assets and may include:

- A share of the management fee;
- Service fees;
- For certain share classes, compensation paid from 12b-1 fees; and
- Other revenues that may be based either on an annual percentage of average net assets held in the fund by the company or a percentage of the fund's management fees.

In the case of affiliated funds subadvised by unaffiliated third parties, any sharing of the management fee between the company and the affiliated investment adviser is based on the amount of such fee remaining after the subadvisory fee has been paid to the unaffiliated subadviser. Because subadvisory fees vary by subadviser, varying amounts of revenue may be retained by the affiliated investment adviser and ultimately shared with the company. The Company may also receive additional compensation in the form of intercompany payments from an affiliated fund's investment advisor or the investment advisor's parent in order to allocate revenue and profits across the organization. The intercompany payments and other revenue received

from affiliated funds provide the Company with a financial incentive to offer affiliated funds through the contract rather than unaffiliated funds.

Revenue Received from Unaffiliated Funds. Revenue received from each of the unaffiliated funds or their affiliates is based on an annual percentage of the average net assets held in that fund by the Company. Some unaffiliated funds or their affiliates pay us more than others and some of the amounts we receive may be significant.

The revenue received by the Company or its affiliates from unaffiliated funds may be deducted from fund assets and may include:

- Service fees;
- For certain share classes, compensation paid from 12b-1 fees; and
- Additional payments for administrative, recordkeeping or other services that we provide to the funds or their affiliates, such as processing purchase and redemption requests, and mailing fund prospectuses, periodic reports and proxy materials. These additional payments do not increase directly or indirectly the fees and expenses shown in each fund's prospectus. These additional payments may be used by us to finance distribution of the contract.

If the unaffiliated fund families currently offered through the contract that made payments to us were individually ranked according to the total amount they paid to the company or its affiliates in 2011, in connection with the registered annuity contracts issued by the company, that ranking would be as follows:

- BlackRock Variable Series Funds, Inc.

If the revenues received from the affiliated funds were taken into account when ranking the funds according to the total dollar amount they paid to the company or its affiliates in 2011, the affiliated funds would be at the top of the list.

In addition to the types of revenue received from affiliated and unaffiliated funds described above, affiliated and unaffiliated funds and their investment advisers, subadvisers or affiliates may participate at their own expense in company sales conferences or educational and training meetings. In relation to such participation, a fund's investment adviser, subadviser or affiliate may help offset the cost of the meetings or sponsor events associated with the meetings. In exchange for these expense offset or sponsorship arrangements, the investment adviser, subadviser or affiliate may receive certain benefits and access opportunities to company sales representatives and wholesalers rather than monetary benefits. These benefits and opportunities include, but are not limited to co-branded marketing materials, targeted marketing sales opportunities, training opportunities at meetings, training modules for sales personnel, and opportunity to host due diligence meetings for representatives and wholesalers.

Certain funds may be structured as "fund of funds." These funds may have higher fees and expenses than a fund that invests directly in debt and equity securities because they also incur the fees and expenses of the underlying funds in which they invest. These funds are affiliated funds, and the underlying funds in which they invest may be affiliated funds as well. The fund prospectuses disclose the aggregate annual operating expenses of each fund and its corresponding underlying fund or funds.

Please note that certain management personnel and other employees of the Company or its affiliates may receive a portion of their total employment compensation based on the amount of net assets allocated to affiliated funds. For more information, please see "Other Contract Provisions – Selling the Contract."

THE ANNUITY CONTRACT

The Contract described in this prospectus is a deferred combination variable and fixed annuity contract. The Contract provides a means for you to invest in one or more of the available mutual fund portfolios of the Trusts and Funds through Separate Account B. It also provides a means for you to invest in a Fixed Interest Allocation through the Fixed Account. See Appendix C for more information on the Fixed Account. If you have any questions concerning this Contract, contact your registered representative or call our Customer Service Center at (800) 366-0066.

Contract Date and Contract Year
The date the Contract became effective is the contract date. Each 12-month period following the contract date is a contract year.

Contract Owner

You are the contract owner. You have the rights and options described in the Contract. One or more persons may own the Contract. If there are multiple owners named, the age of the oldest owner will determine the applicable death benefit if such death benefit is available for multiple owners. In the event a selected death benefit is not available, the Standard Death Benefit will apply.

The death benefit becomes payable when you die. If the owner is a non-natural owner, the death benefit is payable upon the death of the annuitant. In the case of a sole contract owner who dies before the annuity start date, we will pay the beneficiary the death benefit then due. The sole contract owner's estate will be the beneficiary if no beneficiary has been designated or the beneficiary has predeceased the contract owner. In the case of a joint owner of the Contract dying before the annuity start date, we will designate the surviving contract owner as the beneficiary. This will override any previous beneficiary designation. See "Joint Owner" below.

Joint Owner

For non-qualified Contracts only, joint owners may be named in a written request before the Contract is in effect. Joint owners may independently exercise transfers and other transactions allowed under the Contract. All other rights of ownership must be exercised by both owners. Joint owners own equal shares of any benefits accruing or payments made to them. All rights of a joint owner end at death of that owner if the other joint owner survives. The entire interest of the deceased joint owner in the Contract will pass to the surviving joint owner and the death benefit will be payable. Joint owners may only select the Standard Death Benefit option. The Earnings Multiplier Benefit rider is not available when there are joint owners.

Any addition or deletion of a joint owner is treated as a change of owner which may affect the amount of the death benefit. See "Change of Contract Owner or Beneficiary" below. Adding a joint owner to the Contract post issue with either the Annual Ratchet Enhanced Death Benefit (Quarterly Ratchet Enhanced Death Benefit before January 12, 2009) or Max 7 Enhanced Death Benefit will cause that death benefit to end. If the older joint owner is attained age 85 or under, the Standard Death Benefit will apply. If the older joint owner is attained age 86 or over on the date of the ownership change, the death benefit will be the cash surrender value. The mortality and expense risk charge going forward will reflect the change in death benefit. If you elected the Earnings Multiplier Benefit rider, it will terminate if you add a joint owner after issue. Note that returning a Contract to single owner status will not restore either the Annual Ratchet Enhanced Death Benefit (Quarterly Ratchet Enhanced Death Benefit before January 12, 2009) or Max 7 Enhanced Death Benefit, or the earnings multiplier benefit. Unless otherwise specified, the term "age" when used for joint owners shall mean the age of the oldest owner.

Annuity Start Date

The annuity start date is the date you start receiving annuity payments under your Contract. The Contract, like all deferred variable annuity contracts, has two phases: the accumulation phase and the income phase. The accumulation phase is the period between the contract date and the annuity start date. The income phase begins when you start receiving regular annuity payments from your Contract on the annuity start date.

Annuitant

The annuitant is the person designated by you to be the measuring life in determining annuity payments. On and after May 1, 2009, a joint annuitant may also be designated. You are the annuitant unless you name another annuitant in the application. The annuitant's age determines when the income phase must begin and the amount of the annuity payments to be paid. In the case of a non-natural owner and joint annuitants, the oldest annuitant's age is used. The contract owner will receive the annuity benefits of the Contract if the annuitant is living on the annuity start date. You may not change the annuitant after the Contract is in effect except as described below.

If the contract owner is an individual, and the annuitant dies before the annuity start date and you have named a contingent annuitant, the contingent annuitant becomes the annuitant. If the annuitant dies before the annuity start date and there is no contingent annuitant, the contract owner will become the annuitant. In the event of joint owners, the youngest will be the contingent annuitant. The contract owner may designate a new annuitant within 60 days of the death of the annuitant. If the annuitant was the sole contract owner and there is no beneficiary designation, the annuitant's estate will be the beneficiary.

If the contract owner is not an individual, and the annuitant dies before the annuity start date, we will pay the designated beneficiary the death benefit then due. If a beneficiary has not been designated, or if there is no designated beneficiary living, the contract owner will be the beneficiary.

Regardless of whether a death benefit is payable, if the annuitant dies and any contract owner is not an individual, distribution rules under federal tax law will apply. You should consult your tax adviser for more information if the contract owner is not an individual.

Beneficiary
The beneficiary is named by you in a written request. The beneficiary is the person who receives any death benefit proceeds. The beneficiary may become the successor contract owner if the contract owner, who is a spouse, dies before the income phase (annuity) start date. We pay death benefits to the primary beneficiary (unless there are joint owners, in which case death proceeds are payable to the surviving owner(s)).

If the beneficiary dies before the annuitant or the contract owner, we pay the death benefit proceeds to the contingent beneficiary, if any. If there is no surviving beneficiary, we pay the death benefit proceeds to the contract owner's estate.

One or more persons may be a beneficiary or contingent beneficiary. In the case of more than one beneficiary, we will assume any death benefit proceeds are to be paid in equal shares to the surviving beneficiaries, unless you indicate otherwise in writing.

Please note that only the Standard Death Benefit is available on a Contract with joint annuitants.

Change of Contract Owner or Beneficiary
During the annuitant's lifetime, you may transfer ownership of a non-qualified Contract. A change in ownership may affect the amount of the death benefit, the guaranteed minimum death benefit and/or the death benefit option applied to the contract, the amount of the earnings multiplier benefit, if applicable, and the continuation of any other optional rider that you have elected. The new owner's age, as of the date of the change, will be used as the basis for determining the applicable benefits and charges (the annuitant's age for non-natural owners). The new owner's death will determine when a death benefit is payable (the annuitant's death for non-natural owners).

Before Ownership Change	Maximum New Owner Issue Age	After Ownership Change
Standard Death Benefit	85	Standard Death Benefit
Annual Ratchet Enhanced Death Benefit	75	Annual Ratchet Enhanced Death Benefit
Annual Ratchet Enhanced Death Benefit	76	Standard Death Benefit
Max 7 Enhanced Death Benefit	69	Max 7 Enhanced Death Benefit
Max 7 Enhanced Death Benefit	70	Standard Death Benefit

For Contracts issued before May 1, 2009, the maximum new owner issue age was 75 for continuation of both the Annual Ratchet Enhanced Death Benefit and Max 7 Enhanced Death Benefit. Before January 12, 2009, the Quarterly Ratchet Enhanced Death Benefit was available in place of the Annual Ratchet Enhanced Death Benefit. For Contracts issued before April 28, 2008, the maximum new owner issue age was 79 for continuation of both the Quarterly Ratchet Enhanced Death Benefit and Max 7 Enhanced Death Benefit. Otherwise, the death benefit after the ownership change will be the Standard Death Benefit, so long as the new owner is no older than age 85.

In the event the new owner is age 86 or older, or the new owner is not an individual (other than a trust for the benefit of the owner or annuitant), the death benefit after the ownership change will be the cash surrender value. The mortality and expense risk charge going forward will reflect the change in death benefit. Please note that once a death benefit has been changed due to a change in owner, a subsequent change to a younger owner will not restore either the Annual Ratchet Enhanced Death Benefit (Quarterly Ratchet Enhanced Death Benefit before January 12, 2009) or Max 7 Enhanced Death Benefit.

If you have elected the earnings multiplier benefit rider, and the new owner is under age 76, the rider will continue. The benefit will be adjusted to reflect the attained age of the new owner as the issue age. We will use the Maximum Base and Benefit Base percentages in effect on the original rider date to calculate the benefit. If the new owner is age 76 or over, the rider will terminate. If you have not elected the earnings multiplier benefit rider, the new owner may not add the rider upon the change of ownership. If you have elected another optional rider, the rider will terminate upon a change of ownership.

An ownership change may cause a living benefit rider to terminate. Such depends on the rider and whether spousal continuation is allowed. For more information about an ownership change with the MGIB rider, please see "Living Benefit Riders – Minimum Guaranteed Income Benefit (the "MGIB rider") Rider." For more information with the ING LifePay Plus rider, please see "The Living Benefit Riders – ING LifePay Plus Minimum Guaranteed Withdrawal Benefit ("ING LifePay

Plus") Rider." And for more information with the ING Joint LifePay Plus rider, please see "Living Benefit Riders – ING Joint LifePay Plus Minimum Guaranteed Withdrawal Benefit ("ING Joint LifePay Plus") Rider."

A change of owner likely has tax consequences. See "Federal Tax Considerations" in this prospectus.

You have the right to change beneficiaries during the annuitant's lifetime unless you have designated an irrevocable beneficiary. If you have designated an irrevocable beneficiary, you and the irrevocable beneficiary may have to act together to exercise some of the rights and options under the Contract. In the event of joint owners all must agree to change a beneficiary.

In the event of a death claim, we will honor the form of payment of the death benefit specified by the beneficiary to the extent permitted under Section 72(s) of the Internal Revenue Code of 1986 (the "Tax Code"). You may also restrict a beneficiary's right to elect an income phase (annuity) payment option or receive a lump-sum payment. If so, such rights or options will not be available to the beneficiary.

All requests for changes must be in writing and submitted to our Customer Service Center. Please date your requests. The change will be effective as of the day we receive the request. The change will not affect any payment made or action taken by us before recording the change.

Purchase and Availability of the Contract

We are no longer offering the Contract for sale to new purchasers.

We will issue a Contract with the Standard Death Benefit SO LONG AS both the annuitant and the contract owner are age 85 or younger at the time of application. Availability of an Enhanced Death Benefit option plus a living benefit rider is subject to the following limitations.

Maximum Issue Age	Option	Additional Requirement
79	Annual Ratchet Enhanced Death Benefit	ING LifePay Plus rider or ING Joint LifePay Plus rider is also purchased.
75	Annual Ratchet Enhanced Death Benefit	All living benefit riders are available.
69	Max 7 Enhanced Death Benefit	No living benefit rider is available.

The maximum issue age applies to both the annuitant and contract owner at the time of application. The Max 7 Enhanced Death Benefit is not available for purchase with any living benefit rider. Also, the maximum issue age for a Contract with the Standard Death Benefit is limited to age 75 to purchase the MGIB rider.

Before May 1, 2009, the maximum issue age was age 80 for a Contract with the Standard Death Benefit. Also, you could purchase a Contract with the Max 7 Enhanced Death Benefit SO LONG AS both the annuitant and the contract owner were age 79 or younger at the time of application AND you purchase the ING LifePay Plus rider or ING Joint LifePay Plus rider (or the version of the lifetime guaranteed withdrawal benefit rider available to you). Otherwise, the maximum issue age was 75 for a Contract with either the Annual Ratchet Enhanced Death Benefit or Max 7 Enhanced Death Benefit. Before January 12, 2009, the Quarterly Ratchet Enhanced Death Benefit was available in place of the Annual Ratchet Enhanced Death Benefit. Before April 28, 2008, the maximum issue age was 79 for a Contract with either the Quarterly Ratchet Enhanced Death Benefit or Max 7 Enhanced Death Benefit.

The initial premium payment must be $10,000 or more. You may make additional payments of $500 or more ($50 for qualified Contracts) at any time after the free look period and up to the contract anniversary after your 85th birthday. Under certain circumstances, we may waive the minimum premium payment requirement. We may also change the minimum initial or additional premium requirements for certain group or sponsored arrangements. An initial or additional premium payment that would cause the contract value of all annuities that you maintain with us to exceed $1,500,000 requires our prior approval.

The Contract is designed for people seeking long-term tax-deferred accumulation of assets, generally for retirement or other long-term purposes. The tax-deferred feature is more attractive to people in high federal and state tax brackets. You should not buy this Contract: (i) if you are looking for a short-term investment; (ii) if you cannot risk getting back less money than you put in; or (iii) if your assets are in a plan which provides for tax-deferral and you see no other reason to purchase this Contract. **When considering an investment in the Contract, you should consult with your investment professional about your financial goals, investment time horizon and risk tolerance.**

Replacing an existing insurance contract with this Contract may not be beneficial to you. Before purchasing the Contract, determine whether your existing contract will be subject to any fees or penalties upon surrender. Also, compare the fees, charges, coverage provisions and limitations, if any, of your existing contract with those of the Contract described in this prospectus.

IRAs and other qualified plans already have the tax-deferral feature found in this Contract. For an additional cost, the Contract provides other features and benefits including death benefits and the ability to receive a lifetime income. You should not purchase a qualified Contract unless you want these other features and benefits, taking into account their cost. See "Charges and Fees" in this prospectus. If you are considering an Enhanced Death Benefit Option and/or the Earnings Multiplier Benefit rider and your contract will be an IRA, see "Federal Tax Considerations – Tax Consequences of Living Benefits and Death Benefits" in this prospectus. If this contract is issued as an IRA, no contributions may be made for the taxable year in which you attain age 70½.

Crediting of Premium Payments
We will process your initial premium within 2 business days after receipt and allocate the payment according to the instructions you specify at the accumulation unit value next determined, if the application and all information necessary for processing the Contract are complete. We will process subsequent premium payments within 1 business day if we receive all information necessary. In certain states we also accept initial and additional premium payments by wire order. Wire transmittals must be accompanied by sufficient electronically transmitted data. We may retain your initial premium payment for up to 5 business days while attempting to complete an incomplete application. If the application cannot be completed within this period, we will inform you of the reasons for the delay. We will also return the premium payment immediately unless you direct us to hold the premium payment until the application is completed. If you choose to have us hold the premium payment, it will be held in a non-interest bearing account.

If a subaccount is not available or requested in error, we will make inquiry about a replacement subaccount. If we are unable to reach you or your representative within 5 days, we will consider the application incomplete. Once the completed application is received, we will allocate the payment to the subaccounts of Separate Account B specified by you within 2 business days.

If your premium payment was transmitted by wire order from your broker/dealer, we will follow one of the following two procedures after we receive and accept the wire order and investment instructions. The procedure we follow depends on state availability and the procedures of your broker/dealer.

1) If either your state or broker/dealer do not permit us to issue a Contract without an application, we reserve the right to rescind the Contract if we do not receive and accept a properly completed application or enrollment form within 5 days of the premium payment. If we do not receive the application or form within 5 days of the premium payment, we will refund the contract value plus any charges we deducted, and the Contract will be voided. Some states require that we return the premium paid.

2) If your state and broker/dealer allow us to issue a Contract without an application, we will issue and mail the Contract to you or your representative, together with a Contract Acknowledgement and Delivery Statement for your execution. Until our Customer Service Center receives the executed Contract Acknowledgement and Delivery Statement, neither you nor the broker/dealer may execute any financial transactions on your Contract unless they are requested in writing by you. We may require additional information before complying with your request (e.g., signature guarantee).

We will ask about any missing information related to subsequent payments. We will allocate the subsequent payment(s) pro-rata according to the current variable subaccount allocation unless you specify otherwise. Any fixed allocation(s) will not be considered in the pro-rata calculations. If a subaccount is no longer available (including due to a fund purchase restriction) or requested in error, we will allocate the subsequent payment(s) proportionally among the other subaccount(s) in your current allocation. For any subsequent premium payments, we will credit the payment designated for a subaccount of Separate Account B at the accumulation unit value next determined after receipt of your premium payment and instructions.

Once we allocate your premium payment to the subaccounts selected by you, we convert the premium payment into accumulation units. We divide the amount of the premium payment allocated to a particular subaccount by the value of an accumulation unit for the subaccount to determine the number of accumulation units of the subaccount to be held in Separate Account B with respect to your Contract. The net investment results of each subaccount vary with its investment performance.

In some states, we may require that an initial premium designated for a subaccount of Separate Account B or the Fixed Account be allocated to a subaccount specially designated by the Company (currently, the ING Liquid Assets Portfolio subaccount) during the free look period. After the free look period, we will convert your contract value (your initial premium plus any earnings less any expenses) into accumulation units of the subaccounts you previously selected. The accumulation units will be allocated based on the accumulation unit value next computed for each subaccount. Initial premiums designated for Fixed Interest Allocations will be allocated to a Fixed Interest Allocation with the guaranteed interest period you have chosen; however, in the future we may allocate the premiums to the specially designated subaccount during the free look period.

Anti-Money Laundering

In order to protect against the possible misuse of our products in money laundering or terrorist financing, we have adopted an anti-money laundering program satisfying the requirements of the USA PATRIOT Act and other current anti-money laundering laws. Among other things, this program requires us, our agents and customers to comply with certain procedures and standards that serve to assure that our customers' identities are properly verified and that premiums and loan repayments are not derived from improper sources.

Under our anti-money laundering program, we may require policy owners, insured persons and/or beneficiaries to provide sufficient evidence of identification, and we reserve the right to verify any information provided to us by accessing information databases maintained internally or by outside firms.

We may also refuse to accept certain forms of premium payments or loan repayments (traveler's cheques, cashier's checks, bank drafts, bank checks and treasurer's checks, for example) or restrict the amount of certain forms of premium payments or loan repayments (money orders totaling more than $5,000.00, for example). In addition, we may require information as to why a particular form of payment was used (third party checks, for example) and the source of the funds of such payment in order to determine whether or not we will accept it. Use of an unacceptable form of payment may result in us returning the payment and not issuing the Contract.

Applicable laws designed to prevent terrorist financing and money laundering might, in certain circumstances, require us to block certain transactions until authorization is received from the appropriate regulator. We may also be required to provide additional information about you and your policy to government regulators.

Our anti-money laundering program is subject to change without notice to take account of changes in applicable laws or regulations and our ongoing assessment of our exposure to illegal activity.

Administrative Procedures

We may accept a request for Contract service in writing, by telephone, or other approved electronic means, subject to our administrative procedures, which vary depending on the type of service requested and may include proper completion of certain forms, providing appropriate identifying information, and/or other administrative requirements. We will process your request at the contract value next determined only after you have met all administrative requirements. Please be advised that the risk of a fraudulent transaction is increased with telephonic or electronic instructions (for example, a facsimile withdrawal request form), even if appropriate identifying information is provided.

Contract Value

We determine your contract value on a daily basis beginning on the contract date. Your contract value is the sum of (i) the contract value in the Fixed Interest Allocations, and (ii) the contract value in each subaccount in which you are invested.

    Contract Value in Fixed Interest Allocations. The contract value in your Fixed Interest Allocation is the sum of premium payments allocated to the Fixed Interest Allocation under the Contract, plus contract value transferred to the Fixed Interest Allocation, plus credited interest, minus any transfers and withdrawals from the Fixed Interest Allocation (including any Market Value Adjustment applied to such transfer or withdrawal), contract fees (including, in some cases, fees for optional benefit riders) and premium taxes.

    Contract Value in the Subaccounts. On the contract date, the contract value in the subaccount in which you are invested is equal to the initial premium paid and designated to be allocated to the subaccount. On the contract date, we allocate your contract value to each subaccount and/or a Fixed Interest Allocation specified by you, unless the Contract is issued in a state that requires the return of premium payments during the free look period. In such a case, the portion of your initial premium not allocated to a Fixed Interest Allocation may be allocated to a subaccount specially designated by the Company during the free look period for this purpose (currently, the ING Liquid Assets Portfolio).

On each business day after the contract date, we calculate the amount of contract value in each subaccount as follows:

1) We take the contract value in the subaccount at the end of the preceding business day.
2) We multiply (1) by the subaccount's Net Rate of Return since the preceding business day.
3) We add (1) and (2).
4) We add to (3) any additional premium payments, and then add or subtract any transfers to or from that subaccount.
5) We subtract from (4) any withdrawals and any related charges, and then subtract any contract fees (including any rider charges) and premium taxes.

Cash Surrender Value

The cash surrender value is the amount you receive when you surrender the Contract. The cash surrender value will fluctuate daily based on the investment results of the subaccounts in which you are invested and interest credited to Fixed Interest Allocations and any Market Value Adjustment. See Appendix C for a description of the calculation of the surrender value under any Fixed Interest Allocation. We do not guarantee any minimum cash surrender value. On any date during the accumulation phase, we calculate the cash surrender value as follows: we start with your contract value, adjust for any Market Value Adjustment, and then we deduct any charge for premium taxes, any redemption fees, the annual contract administrative fee (unless waived), any optional benefit rider charge, and any other charges incurred but not yet deducted.

Surrendering to Receive the Cash Surrender Value. You may surrender the Contract at any time while the annuitant is living and before the annuity start date. A surrender is effective on the date we receive your written request and the Contract at our Customer Service Center. After we receive all paperwork required for us to process your surrender, we will determine and pay the cash surrender value at the price next determined. Once paid, all benefits under the Contract will terminate. For administrative purposes, we will transfer your money to a specially designated subaccount (currently the ING Liquid Assets Portfolio subaccount) prior to processing the surrender. This transfer will have no effect on your cash surrender value. You may receive the cash surrender value in a single sum payment or apply it under one or more annuity options. We will usually pay the cash surrender value within 7 days.

Consult your tax adviser regarding the tax consequences associated with surrendering your Contract. A surrender made before you reach age 59½ may result in a 10% tax penalty. See "Federal Tax Considerations" for more details.

Addition, Deletion or Substitution of Subaccounts and Other Changes

We may make additional subaccounts available to you under the Contract. These subaccounts will invest in investment portfolios we find suitable for your Contract. We may also withdraw or substitute investment portfolios, subject to the conditions in your Contract, compliance with regulatory requirements, and subject to SEC approval.

We may amend the Contract to conform to applicable laws or governmental regulations. If we feel that investment in any of the investment portfolios has become inappropriate to the purposes of the Contract, we may, with approval of the SEC (and any other regulatory agency, if required) combine two or more accounts or substitute another portfolio for existing and future investments. If you elected the dollar cost averaging, systematic withdrawals or automatic rebalancing programs, or if you have other outstanding instructions and we substitute or otherwise eliminate a portfolio subject to those instructions, we will execute your instructions using the substituted or proposed replacement portfolio, unless you request otherwise. The substitute or proposed replacement portfolio may have higher fees and charges than any portfolio it replaces. Subject to SEC approval, we reserve the right to: (i) deregister Separate Account B under the 1940 Act; (ii) operate Separate Account B as a management company under the 1940 Act if it is operating as a unit investment trust; (iii) operate Separate Account B as a unit investment trust under the 1940 Act if it is operating as a managed separate account; (iv) restrict or eliminate any voting rights as to Separate Account B; and (v) combine Separate Account B with other accounts.

We will provide you with written notice before we make any of these changes.

Fixed Interest Allocation (The Fixed Account or Fixed Interest Division)

The Fixed Account is a segregated asset account which contains the assets that support a contract owner's Fixed Interest Allocations. See Appendix C and the Fixed Account I prospectus for more information. In the event the Fixed Account is not available in your state, then the Fixed Interest Allocation is the Fixed Interest Division. Accordingly, see Appendix D, instead for more information. To obtain a copy of the Fixed Account I prospectus, write to our Customer Service Center at P.O. Box 9271, Des Moines, Iowa 50306-9271 or call (800) 366-0066, or access the SEC's website (http://www.sec.gov). The Offering Brochure for the Fixed Interest Division is also available by contacting our Customer Service Center.

State Variations

Contracts issued in your state may provide different features and benefits from, and impose different costs than, those described in this prospectus. Key variations are described in Appendix L. This prospectus provides a general description of the Contract, so please see your Contract, any endorsements and riders for the details.

Other Contracts

We and our affiliates offer various other products with different features and terms than the Contracts, and that may offer some or all of the same investment portfolios. These products have different benefits, fees and charges, and may or may not better match your needs. You should be aware that there are alternative options available and if you are interested in learning more about these other products, contact our Customer Service Center or your registered representative. Also, broker/dealers selling the Contract may limit its availability or the availability of an optional feature (for example, by imposing restrictions on eligibility), or decline to make an optional feature available. Please talk to your registered representative for further details.

LIVING BENEFIT RIDERS

Some features and benefits of the Contract, if available, are available by rider for an additional charge. Once elected, the riders generally may not be cancelled. You may not remove the rider and charges will be assessed regardless of the performance of your Contract. Please see "Charges and Fees — Optional Rider Charges" for information on rider charges.

The optional riders may not be available for all investors. You should analyze each rider thoroughly and understand it completely before you select one. The optional riders do not guarantee any return of principal or premium payments and do not guarantee performance of any specific investment portfolio under the contract. You should consult a qualified financial adviser in evaluating the riders. Our Customer Service Center may be able to answer your questions. The telephone number is (800) 366-0066.

The Contract has three living benefit riders offering protection against the investment risks with your Contract:

- The Minimum Guaranteed Income Benefit rider, which you may wish to purchase if you are concerned about having a minimum amount of income in annuitizing your Contract;
- The ING LifePay Plus Minimum Guaranteed Withdrawal Benefit rider, which you may wish to purchase if you are concerned that you may outlive your income; and
- The ING Joint LifePay Plus Minimum Guaranteed Withdrawal Benefit rider, which you may wish to purchase if you are married and concerned that you and your spouse may outlive your income.

These living benefit riders are described further below. You may only add one living benefit rider to your Contract. We do, however, reserve the right to allow the purchase of more than one living benefit rider in the future. **You should not purchase the ING LifePay Plus rider with multiple owners, unless the owners are spouses.** More information about earlier versions of the guaranteed withdrawal benefit riders (including lifetime versions) is in the appendices.

Minimum Guaranteed Income Benefit Rider (the "MGIB rider"). The MGIB rider is an optional benefit which guarantees a minimum amount of annuity income will be available to you if you annuitize on the MGIB Date (as defined below), regardless of fluctuating market conditions. The minimum guaranteed amount of annuity income will depend on the amount of premiums you pay during the first five contract years after you purchase the rider, the amount of contract value you allocate or transfer to Special Funds (as defined below) or Excluded Funds (as defined below), the MGIB Rate (as defined below), the adjustment for Special Fund or Excluded Fund transfers, and any withdrawals you take while the MGIB rider is in effect. Thus, investing in Special Funds or Excluded Funds may limit the benefit under the MGIB rider.

    Purchase. The MGIB rider is no longer available for purchase, including purchase by owners of existing Contracts. Previously, you must have been age 75 or younger on the rider date and the ten-year waiting period must end at or prior to the latest annuity start date to purchase the MGIB rider. Before April 28, 2008, the maximum age was 79. Some broker dealers may limit availability of the rider to younger ages. The MGIB rider must have been purchased on the contract date. Previously, the Company in its discretion could allow the purchase of this rider after the contract date. The MGIB rider is not available for purchase with the Max 7 Enhanced Death Benefit. **There is a ten-year waiting period before you can annuitize under the MGIB rider.** If you purchased this rider prior to August 21, 2006, the features and benefits of your rider may differ from those described below, please refer to your contract for more details.

Rider Date. The rider date is the date the optional benefit rider becomes effective. The rider date is also the contract date if you purchase the rider when the Contract is issued.

No Cancellation. Once you purchase a rider, you may not cancel it unless you cancel the Contract during the Contract's free look period, surrender, annuitize or otherwise terminate the Contract. These events automatically cancel any rider. Once the Contract continues beyond the free look period, you may not cancel the rider. The Company may, at its discretion, cancel and/or replace a rider at your request in order to renew or reset a rider.

Termination. The MGIB rider is a "living benefit," which means the guaranteed benefit offered by the MGIB rider is intended to be available to you while you are living and while your Contract is in the accumulation phase. The MGIB rider automatically terminates if you:

- annuitize, surrender or otherwise terminate your Contract during the accumulation phase;
- you die during the accumulation phase (first owner to die if there are multiple contract owners, or at death of annuitant if contract owner is not a natural person), unless your spouse beneficiary elects to continue the Contract;
- the contract value is insufficient to pay the charge for the MGIB rider; or
- there is a change in contract ownership (other than a spousal beneficiary continuation upon your death).

Rider Charge. The current charge we deduct under the MGIB Rider is 0.75% annually of the MGIB Charge Base. The MGIB Charge Base is the greater of (1) and (2) below, where:

1) Is the lesser of the Maximum MGIB Rollup Base and the sum of (a), (b) and (c) where:

   (a) is the MGIB Rollup Base for Covered Funds;
   (b) is the MGIB Rollup Base for Special Funds (as defined below); and
   (c) is the MGIB Rollup Base for Excluded Funds; and

2) Is the sum of (a) and (b) where:

   (a) is the MGIB Ratchet Base for Covered Funds and Special Funds; and
   (b) is the MGIB Ratchet Base for Excluded Funds.

For definitions of the Maximum MGIB Rollup Base, the MGIB Rollup Base for Covered Funds, the MGIB Rollup Base for Special Funds, the MGIB Rollup Base for Excluded Funds, the MGIB Ratchet Base for Covered Funds and Special Funds, and the MGIB Ratchet Base for Excluded Funds, see the "Calculation of the MGIB Rollup Bases" and "Calculation of the MGIB Ratchet Bases" below.

Fund Categories. The MGIB Benefit Base (as defined below) is tracked separately for Covered Funds, Special Funds and Excluded Funds. The following investment options are currently designated as Special Funds for purposes of calculating the MGIB Benefit Base:

- ING Liquid Assets Portfolio
- Fixed Interest Allocation

Please note that the ProFunds VP Rising Rates Opportunity and ING Limited Maturity Bond portfolios are also Special Funds, but closed to new allocations, effective April 30, 2007 and March 12, 2004, respectively.

No investment options are currently designated as Excluded Funds. Covered Funds are any investment options not designated as Special Funds or Excluded Funds. These fund categories apply to all calculations under the MGIB rider. Please see "The Trust and Funds — Covered Funds, Special Funds and Excluded Funds."

For Contracts with the MGIB rider purchased before August 21, 2006 (subject to availability), the ING Intermediate Bond Portfolio is designated as a Special Fund.

Fixed Allocation Funds Automatic Rebalancing. In order to mitigate the insurance risk inherent in our guarantee to provide you a guaranteed minimum amount of annuity income if you annuitize on the MGIB date, (subject to the terms and restrictions of the MGIB rider), we require that your contract value be allocated in accordance with certain limitations. In general, to the extent that you choose not to invest in the Accepted Funds, we require that a proportion of the amount not so

invested be invested in the Fixed Allocation Funds. We will require this allocation regardless of your investment instructions to the contract, as described below.

For Contracts with the MGIB rider purchased on and after August 21, 2006 (subject to availability), there is an allocation requirement. If the contract value in the Fixed Allocation Funds (as defined below) is less than a percentage of the total contract value allocated to the Fixed Allocation Funds and Other Funds (as defined below) on any MGIB Rebalancing Date (as defined below), we will automatically rebalance the contract value allocated to the Fixed Allocation Funds and Other Funds so that the appropriate percentage of this amount is allocated to the Fixed Allocation Funds. This is called Fixed Allocation Funds Automatic Rebalancing and the percentage is stated in your Contract. Currently, the minimum Fixed Allocation Fund percentage is zero. Accepted Funds are excluded from this rebalancing. Any rebalancing is done on a pro-rata basis among the Other Funds and will be the last transaction processed on that date.

The MGIB Rebalancing Dates occur on each Contract anniversary and after the following transactions:

1) receipt of additional premiums;
2) transfer or reallocation among the Fixed Allocation Funds or Other Funds, whether automatic or specifically directed by you; and
3) withdrawals from the Fixed Allocation Funds or Other Funds.

Currently, the Accepted Funds are:

BlackRock Global Allocation V.I. Fund	ING Retirement Conservative Portfolio
ING American Funds Asset Allocation Portfolio	ING Retirement Growth Portfolio
ING American Funds World Allocation Portfolio	ING Retirement Moderate Growth Portfolio
ING Invesco Van Kampen Equity and Income Portfolio	ING Retirement Moderate Portfolio
ING Liquid Assets Portfolio	ING T. Rowe Price Capital Appreciation Portfolio
ING MFS Total Return Portfolio	Fixed Interest Allocation
ING Oppenheimer Active Allocation Portfolio	

If this rider was purchased before January 12, 2009, the following are additional Accepted Funds:

ING Franklin Templeton Founding Strategy Portfolio
ING WisdomTree^{SM} Global High-Yielding Equity Index Portfolio

We may change these designations at any time upon 30 days notice to you. If a change is made, the change will apply to contract value allocated to such investment portfolios after the date of the change.

Currently, the Fixed Allocation Funds are:

ING American Funds Bond Portfolio	ING PIMCO Total Return Bond Portfolio
ING BlackRock Inflation Protected Bond Portfolio	ING Intermediate Bond Portfolio
ING U.S. Bond Index Portfolio	

You may allocate contract value to one or more of the Fixed Allocation Funds. We consider the ING Intermediate Bond Portfolio to be the default Fixed Allocation Fund with Fixed Allocation Funds Automatic Rebalancing.

If the MGIB rider is not continued under the spousal continuation right, when available, the Fixed Allocation Fund will be reclassified as a Special Fund as of the Contract continuation date if it would otherwise be designated as a Special Fund for purposes of the Contract's death benefits. For purposes of calculating any applicable death benefit guaranteed under the Contract any allocation of contract value to the Fixed Allocation Funds will be considered a Covered Fund while the rider is in effect.

All investment portfolios available under the Contract that are not Accepted Funds or the Fixed Allocation Funds are considered Other Funds.

Fixed Allocation Funds Automatic Rebalancing is separate from any other automatic rebalancing under the Contract. However, if the other automatic rebalancing under the Contract causes the allocations to be out of compliance with the investment portfolio restrictions noted above, Fixed Allocation Funds Automatic Rebalancing will occur immediately after the

automatic rebalancing to restore the required allocations. See "Appendix H – Examples of Fixed Allocation Funds Automatic Rebalancing."

In certain circumstances, Fixed Allocation Funds Automatic Rebalancing may result in a reallocation into the Fixed Allocation Funds even if you have not previously been invested in it. **By electing to purchase the MGIB rider, you are providing the Company with direction and authorization to process these transactions, including reallocations into the Fixed Allocation Funds. You should not purchase the MGIB rider if you do not wish to have your contract value reallocated in this manner.**

    MGIB Benefit Base. The MGIB Benefit Base (as defined below) is only a calculation used to determine the MGIB annuity income. The MGIB Benefit Base does not represent a contract value, nor does it guarantee performance of the subaccounts in which you are invested. It is also not used in determining the amount of your cash surrender value and death benefits. Any reset of contract value under provisions of the Contract or other riders will not increase the MGIB Benefit Base or Maximum MGIB Rollup Base (as defined below). On the MGIB Date, your MGIB Benefit Base is the greater of (1) and (2), where:

    1)   Is the lesser of the Maximum MGIB Rollup Base (as defined below) and the sum of (a), (b), and (c) where:

        (a) is the MGIB Rollup Base for Covered Funds; and
        (b) is the MGIB Rollup Base for Special Funds; and
        (c) is the contract value allocated to Excluded Funds; and

    2)   Is the sum of (a) and (b) where:

        (a) is the MGIB Ratchet Base for Covered Funds and Special Funds (as defined below); and
        (b) is the contract value allocated to Excluded Funds.

The MGIB Benefit Base calculation differs from the MGIB Charge Base calculation because it uses the contract value allocated to Excluded Funds rather than the MGIB Ratchet Base and MGIB Rollup Base allocated to Excluded Funds. This means that the amount on which you pay charges for the MGIB rider may be higher than the amount used to calculate your benefit under the MGIB rider.

    Calculation of MGIB Rollup Bases. The Maximum MGIB Rollup Base is 250% of eligible premiums adjusted pro-rata for withdrawals, subject to availability (300% otherwise and for Contracts with the MGIB rider purchased before August 21, 2006). This means that the Maximum MGIB Rollup Base is reduced for withdrawals by the same proportion that the withdrawal reduces the contract value. The Maximum MGIB Rollup Base is not allocated by fund category.

The MGIB Rollup Base allocated to Covered Funds equals the eligible premiums allocated to Covered Funds, adjusted for subsequent withdrawals and transfers taken or made while the MGIB rider is in effect, accumulated at the MGIB Rate to the earlier of the oldest owner reaching age 80 and the MGIB Rollup Base reaching the Maximum MGIB Rollup Base, and at 0% thereafter.

The MGIB Rollup Base allocated to Special Funds equals the eligible premiums allocated to Special Funds, adjusted for subsequent withdrawals and transfers taken or made while the MGIB rider is in effect. The MGIB Rate does not apply to the MGIB Rollup Base allocated to Special Funds, so the MGIB Rollup Base allocated to Special Funds does not accumulate.

The MGIB Rollup Base allocated to Excluded Funds equals the eligible premiums allocated to Excluded Funds, adjusted for subsequent withdrawals and transfers taken or made while the MGIB rider is in effect, accumulated at the MGIB rate to the earlier of the oldest owner reaching age 80 and the MGIB Rollup Base reaching the Maximum MGIB Rollup Base, and at 0% thereafter. **The MGIB Rollup Base allocated to Excluded Funds is used only for transfer adjustments and rider charges. It is not included in the MGIB Rollup Base used to determine benefits.**

Eligible premiums are those premiums added more than 5 years before the earliest MGIB Date. This means that, generally, premiums must be paid within five years of purchasing the MGIB rider to be considered eligible premiums. Premiums paid after that are excluded from the MGIB Rollup Bases.

The MGIB Rate is currently 6% (7% if this rider was purchased before May 1, 2009). The MGIB Rate is an annual effective rate. We may, at our discretion, discontinue offering this rate. The MGIB Rate will not change for those contracts that have already purchased the MGIB rider.

Withdrawals reduce each MGIB Rollup Base on a pro-rata basis. The percentage reduction in the MGIB Rollup Base for each Fund category (i.e., Covered Funds, Special Funds or Excluded Funds) equals the percentage reduction in contract value in that Fund category resulting from the withdrawal (including market value adjustment). This means that the MGIB Rollup Base for Covered Funds, the MGIB Rollup Base for Special Funds or the MGIB Rollup Base for Excluded Funds is reduced for withdrawals by the same proportion that the withdrawal reduces the contract value allocated to Covered Funds, Special Funds or Excluded Funds. For example, if the contract value in Covered Funds is reduced by 25% as the result of a withdrawal (including market value adjustment), the MGIB Rollup Base allocated to Covered Funds is also reduced by 25% (rather than by the amount of the withdrawal).

When you make transfers between Covered Funds, Special Funds and Excluded Funds, net transfers from a fund category will reduce the applicable MGIB Rollup Base for that fund category on a pro-rata basis. This means a reduction by the same percentage as the transfer bears to the contract value in the fund category. For example, if the contract value in Covered Funds is $1000 and the transfer from Covered Funds to Excluded Funds is $250, then the contract value in Covered Funds is reduced by 25%. In a case where the MGIB Rollup Base for Covered Funds is $1200, the MGIB Rollup Base for Covered Funds is also reduced by 25%, or $300, rather than by the amount of the transfer, or $250. In addition, the MGIB Rollup Base for Excluded Funds is increased by the reduction in the MGIB Rollup Base for Covered Funds, or $300.

In a case where the MGIB Rollup Base for Covered Funds is greater than the contract value in Covered Funds, a transfer from Covered Funds will result in the MGIB Rollup Base for Covered Funds being reduced by a dollar amount that is higher than the dollar amount of the transfer. A higher reduction to the MGIB Rollup Base for Covered Funds will have a larger negative impact on the MGIB Benefit Base, potentially reducing the minimum guaranteed amount of annuity income upon annuitization under the MGIB rider. This means the benefit you receive under the MGIB rider will not be as great because of the transfer.

Net transfers from Excluded Funds will also reduce the MGIB Rollup Base for Excluded Funds on a pro-rata basis. But the resulting increase in the MGIB Rollup Base for Covered Funds or Special Funds, as applicable, will equal the lesser of the contract value transferred and the reduction in the MGIB Rollup Base for Excluded Funds. What this means, if in the previous example the transfer was from Excluded Funds to Covered Funds, is there would be no change in the value of your MGIB Benefit Base because of the transfer – the amount of the transfer between the fund categories is the same, $250, because the MGIB Benefit Base calculation is based on the contract value allocated to Excluded Funds, versus the calculation basis for Excluded Funds with the MGIB Charge Base. The MGIB Charge Base calculation is instead based on the MGIB Rollup Base for Excluded Funds. As a result, this same transfer, having no change in the value of your MGIB Benefit Base, would result in the MGIB Charge Base being reduced. The net effect of this transfer: You pay less for the same minimum guaranteed amount of annuity income upon annuitization of the MGIB rider.

Calculation of MGIB Ratchet Bases. The MGIB Ratchet Base for Covered Funds and Special Funds equals:

1) on the rider date, eligible premiums or the contract value (if the rider is added after the contract date) allocated to Covered Funds and Special Funds;

2) on each contract anniversary prior to attainment of age 90, the MGIB Ratchet Base for Covered Funds and Special Funds is set equal to the greater of:

   (a) the current contract value allocated to Covered Funds and Special Funds (after any deductions occurring on that date); and

   (b) the MGIB Ratchet Base for Covered Funds and Special Funds from the most recent prior contract anniversary, adjusted for any new eligible premiums, withdrawals attributable to Covered Funds and Special Funds, and transfers.

   For Contracts with the MGIB rider purchased before January 12, 2009, the MGIB Ratchet Base for Covered Funds and Special Funds is recalculated on each "quarterly anniversary date" prior to attainment of age 90. A "quarterly anniversary date" is the date three months from the contract date that falls on the same date in the month as the contract date. For example, if the contract date is February 12, the quarterly anniversary date is May 12. If there is no corresponding date in the month, the quarterly anniversary date will be the last date of the month.

   Whenever the date falls on a weekend or holiday, we will use the value as of the subsequent business day.

3) at other times, the MGIB Ratchet Base for Covered Funds and Special Funds is the corresponding MGIB Ratchet Base from the prior contract anniversary (the prior quarterly anniversary date for Contracts with the MGIB rider purchased before January 12, 2009), adjusted for subsequent eligible premiums, withdrawals attributable to Covered Funds and Special Funds, and transfers.

The MGIB Ratchet Base for Excluded Funds has a corresponding definition with respect to amounts allocated to Excluded Funds. **The MGIB Ratchet Base for Excluded Funds is used only for transfer adjustments and MGIB rider charges. It is not included in the MGIB Ratchet Benefit Base used to determine benefits.**

Eligible premiums are those premiums added more than 5 years before the earliest MGIB Date. This means that, generally, premiums must be paid within five years of purchasing the MGIB rider to be considered eligible premiums. Premiums paid after that are not added to the MGIB Ratchet Bases, but would be added to your contract value.

Withdrawals reduce each MGIB Ratchet Base on a pro-rata basis. The percentage reduction in the MGIB Ratchet Base for each fund category (i.e., Covered Funds and Special Funds or Excluded Funds) equals the percentage reduction in contract value in that fund category resulting from the withdrawal (including market value adjustment). This means that the MGIB Ratchet Base for Covered Funds and Special Funds or the MGIB Ratchet Base for Excluded Funds is reduced for withdrawals by the same proportion that the withdrawal (including market value adjustment) reduces the contract value allocated to Covered Funds and Special Funds or Excluded Funds. For example, if the contract value in Covered Funds and Special Funds is reduced by 25% as the result of a withdrawal (including market value adjustment), the MGIB Ratchet Base for Covered Funds and Special Funds is also reduced by 25% (rather than by the amount of the withdrawal).

When you make transfers between Covered Funds or Special Funds and Excluded Funds, net transfers will reduce the MGIB Ratchet Base for Covered Funds and Special Funds on a pro-rata basis. This means a reduction by the same percentage as the transfer bears to the contract value in Covered Funds and Special Funds. For example, if the contract value in Covered Funds and Special Funds is $1000 and a transfer from Covered Funds or Special Funds to Excluded Funds is $250, then the contract value in Covered Funds and Special Funds is reduced by 25%. In a case where the MGIB Ratchet Base for Covered Funds and Special Funds is $1200, the MGIB Ratchet Base for Covered Funds and Special Funds is also reduced by 25%, or $300, rather than by the amount of the transfer, or $250. In addition, the MGIB Rollup Base for Excluded Funds is increased by the reduction in the MGIB Ratchet Base for Covered Funds and Special Funds, or $300.

In a case where the MGIB Ratchet Base for Covered Funds and Special Funds is greater than the contract value in Covered Funds and Special Funds, a transfer from Covered Funds and Special Funds will result in the MGIB Ratchet Base for Covered Funds and Special Funds being reduced by a dollar amount that is higher than the dollar amount of the transfer. A higher reduction to the MGIB Ratchet Base for Covered Funds and Special Funds will have a larger negative impact on the MGIB Benefit Base, potentially reducing the minimum guaranteed amount of annuity income upon annuitization under the MGIB rider. This means the benefit you receive under the MGIB rider will not be as great because of the transfer.

Net transfers from Excluded Funds will also reduce the MGIB Ratchet Base for Excluded Funds on a pro-rata basis. But the resulting increase in the MGIB Ratchet Base for Covered Funds and Special Funds will equal the lesser of the contract value transferred and the reduction in the MGIB Ratchet Base for Excluded Funds. What this means, if in the previous example the transfer was from Excluded Funds to Covered Funds, is there would be no change in the value of your MGIB Benefit Base because of the transfer – the amount of the transfer between the fund categories is the same, $250, because the MGIB Benefit Base calculation is based on the contract value allocated to Excluded Funds, versus the calculation basis for Excluded Funds with the MGIB Charge Base. The MGIB Charge Base calculation is instead based on the MGIB Ratchet Base for Excluded Funds. As a result, this same transfer, having no change in the value of your MGIB Benefit Base, would result in the MGIB Charge Base being reduced. The net effect of this transfer: You pay less for the same minimum guaranteed amount of annuity income upon annuitization of the MGIB rider.

MGIB Date. If you purchased the MGIB rider on the contract date or added the MGIB rider within 30 days following the contract date, the MGIB Date is the contract anniversary on or after the tenth contract anniversary when you decide to exercise your right to annuitize under the MGIB rider. If you added the MGIB rider at any other time, your MGIB Date is the contract anniversary occurring at least 10 years after the date when you decide to exercise your right to annuitize under the MGIB rider.

MGIB Annuity Income. Ordinarily, the amount of income that will be available to you on the annuity start date is based on your contract value, the annuity option you selected and the guaranteed income factors or the income factors in effect on the date you annuitize. If you purchase the MGIB rider, the amount of income that will be available to you upon annuitization on the MGIB Date is the greatest of:

1) your annuity income based on your contract value on the MGIB Date adjusted for any market value adjustment (see Appendix C) applied to the guaranteed income factors specified in your Contract for the annuity option you selected;

2) your annuity income based on your contract value on the MGIB Date adjusted for any market value adjustment (see Appendix C) applied to the then-current income factors in effect for the annuity option you selected; or

3) the MGIB annuity income based on your MGIB Benefit Base on the MGIB Date applied to the MGIB income factors specified in your rider for the MGIB annuity option you selected. Prior to applying the MGIB income factors, we will adjust the MGIB Benefit Base for any premium tax recovery and market value adjustment (see Appendix C) that would otherwise apply at annuitization.

MGIB Income Factors. The guaranteed factors contained in the MGIB rider generally provide lower payout per $1,000 of value applied than the guaranteed income factors found in your Contract. Although the minimum income provided under the rider can be determined in advance, the contract value in the future is unknown, so the income provided under a contract with the MGIB rider attached may be greater or less than the income that would be provided under the Contract without the rider. Generally, the income calculated under the MGIB rider will be greater than the income provided under the Contract whenever the MGIB Benefit Base is sufficiently in excess of the contract value to offset the additional conservatism reflected in the MGIB rider's income factors compared to those in the Contract. The income factors in the MGIB rider generally reflect a lower interest rate and more conservative mortality than the income factors in the Contract. The degree of relative excess that the income factors require to produce more income will vary for each individual circumstance. If the contract value exceeds the MGIB Benefit Base at time of annuitization, the Contract will always produce greater income than the MGIB rider. Please see Appendix F — "Examples of Minimum Guaranteed Income Benefit Calculation."

MGIB Annuity Options. Prior to your latest annuity start date, you may choose to exercise your right to receive payments under the MGIB rider. Payments under the rider begin on the MGIB Date. We require a 10-year waiting period before you can annuitize the MGIB rider benefit. The MGIB must be exercised in the 30-day period prior to the end of any contract anniversary that occurs at least ten years after the MGIB rider date. At your request, the Company may, at its discretion, extend the latest contract annuity start date without extending the MGIB Date.

The following are the MGIB annuity options available under the MGIB Rider:

1) Income for Life (single life or joint life with 100% Survivor) and 10-20 year fixed period.
2) Income for 20-30 year fixed period.
3) Any other annuity option offered by the Company in conjunction with the MGIB rider on the MGIB Date.

Once during the life of the Contract, you have the option to elect to apply up to 50% of the MGIB Benefit Base to one of the MGIB annuity options available under the MGIB Rider. This option may only be exercised in the 30 day period prior to a contract anniversary at or after the end of the waiting period. The portion of the MGIB Benefit Base so applied will be used to determine the MGIB income, as is otherwise described in the prospectus. The contract value will be reduced on a pro-rata basis. Any subsequent exercise of your right to receive payments under the MGIB rider must be for 100% of the remaining value. The exercise of this partial annuitization of the MGIB Benefit Base does not affect your right to annuitize remaining value under the Contract without regard to the MGIB rider. The amount applied to the partial annuitization will be treated as a withdrawal for purposes of adjusting contract and MGIB rider values. This means the contract and MGIB rider values will be adjusted on a pro-rata basis. See "Calculation of MGIB Rollup Bases" and "Calculation of MGIB Ratchet Bases," above.

Notification. On or before 30 days prior to each possible MGIB Date, we will provide you with a notification which will include an estimate of the amount of MGIB annuity benefit available if you choose to exercise it. We will determine the actual amount of the MGIB annuity benefit as of the MGIB Date.

Change of Owner and Annuitant. The MGIB rider will terminate upon a change of ownership unless the change is due to spousal continuation at the time of the owner's death. Once you purchase the MGIB rider, the annuitant may not be changed except when an annuitant who is not a contract owner dies prior to annuitization. In such a case, a new annuitant may be named in accordance with the provisions of your Contract. The MGIB Benefit Base is unaffected and continues to accumulate.

Death of Owner. The MGIB rider and the MGIB rider charges automatically terminate if you die during the accumulation phase (first owner to die if there are multiple contract owners, or at death of the annuitant if the contract owner is not a natural person), unless your spouse beneficiary elects to continue the Contract.

The MGIB rider does not restrict or limit your right to annuitize the Contract at any time permitted under the Contract. The MGIB rider does not restrict your right to annuitize the Contract using Contract income factors that may be higher than the MGIB rider income factor.

The benefits associated with the MGIB rider are available only if you annuitize your Contract under the rider and in accordance with the provisions set forth above. Annuitizing using the MGIB may result in a more favorable stream of income payments, and different tax consequences, under your Contract. Because the MGIB rider income factors are generally more conservative than the Contract income factors, the level of lifetime income that it guarantees may be less than the level that might be provided by the application of your Contract value to the Contract's applicable annuity factors. You should consider all of your options at the time you begin the income phase of your Contract.

ING LifePay Plus Minimum Guaranteed Withdrawal Benefit ("ING LifePay Plus") Rider. The ING LifePay Plus rider generally provides, subject to the restrictions and limitations below, that we will guarantee a minimum level of annual withdrawals from the Contract for the lifetime of the annuitant, even if these withdrawals reduce your Contract value to zero. You may wish to purchase this rider if you are concerned that you may outlive your income.

> **Important Note:**
> *We introduced the ING LifePay Plus rider on August 20, 2007 and launched changes to it on April 28, 2008 and January 12, 2009, subject to state approval where applicable. The below information pertains to the form of the ING LifePay Plus rider which was available for sale from May 1, 2009 through March 15, 2010, in states where approved. If this form of the ING LifePay Plus riderwas not approved for sale in your state when you purchased the rider, then please see Appendix I for the information about the form of the ING LifePay Plus rider which was available to you.*

Eligibility. The annuitant must be the owner or one of the owners, unless the owner is a non-natural owner. Joint annuitants are not allowed. The maximum issue age is 85 (owner and annuitant must age qualify). The issue age is the age of the owner (or the annuitant if there are joint owners or the owner is non-natural) on the rider effective date. The ING LifePay Plus rider is not available for purchase with the Max 7 Enhanced Death Benefit. The ING LifePay Plus rider is subject to broker/dealer availability. **Please note that the ING LifePay Plus rider will not be issued until your contract value is allocated in accordance with the investment option restrictions described in "Investment Option Restrictions," below.**

The ING LifePay Plus rider is no longer available for purchase, including purchase by owners of existing Contracts. Previously, Contracts issued on and after November 1, 2004 were eligible for the ING LifePay Plus rider, subject to the conditions, requirements and limitations of the prior paragraph. Such Contracts must not already have had a living benefit rider. There is an election form for this purpose. Please contact the Customer Service Center for more information.

Rider Effective Date. The rider effective date is the date that coverage under the ING LifePay Plus rider begins. If you purchase the ING LifePay Plus rider when the Contract is issued, the rider effective date is also the Contract date. If the ING LifePay Plus rider is added after contract issue, the rider effective date will be the date of the Contract's next following quarterly contract anniversary. A quarterly contract anniversary occurs once each quarter of a contract year from the contract date.

No Cancellation. Once you purchase the ING LifePay Plus rider, you may not cancel it unless you: a) cancel the Contract during the Contract's free look period; b) surrender the Contract; c) begin the income phase and start receiving annuity payments; or d) otherwise terminate the Contract pursuant to its terms. These events automatically cancel the ING LifePay Plus rider.

Termination. The ING LifePay Plus rider is a "living benefit," which means the guaranteed benefits offered are intended to be available to you while you are living and while your Contract is in the accumulation phase. The optional rider automatically terminates if you: Terminate your Contract pursuant to its terms during the accumulation phase, surrender your Contract, or begin receiving income phase payments in lieu of payments under the ING LifePay Plus rider; or Die during the accumulation phase (first owner to die if there are multiple Contract owners, or death of annuitant if Contract owner is not a natural person), unless your spouse beneficiary elects to continue the Contract. The ING LifePay Plus rider also terminates with a change in Contract ownership (other than a spousal beneficiary continuation on your death). Other circumstances that may cause the ING LifePay Plus rider to terminate automatically are discussed below.

Highlights. *This paragraph introduces the terminology of the ING LifePay Plus rider and how its components generally work together. Benefits and guarantees are subject to the terms, conditions and limitations of the ING LifePay Plus rider. More detailed information follows below, with the capitalized words that are underlined indicating headings for ease of reference.* The ING LifePay Plus rider guarantees an amount available for withdrawal from the Contract in any contract year once the <u>Lifetime Withdrawal Phase</u> begins – we use the <u>ING LifePay Plus Base</u> as part of the calculation of the <u>Maximum Annual Withdrawal</u>. The Maximum Annual Withdrawal is available for withdrawals at your discretion or systematic withdrawals pursuant to the terms of the Contract. Also, the ING LifePay Plus rider offers the <u>Income Optimizer</u>, which is the option to elect to receive systematic installments of the Maximum Annual Withdrawal over the annuitant's life. The guarantee continues when the ING LifePay Plus rider enters <u>Lifetime Automatic Periodic Benefit Status</u>, at which time we will pay you periodic payments in an annual amount equal to the Maximum Annual Withdrawal (since Contract value would be zero) until the annuitant's death. The ING LifePay Plus Base is eligible for <u>Annual Ratchets</u> and <u>Step-ups</u>, and subject to adjustment for any <u>Excess Withdrawals</u>. The ING LifePay Plus rider has an allowance for withdrawals from a Contract subject to the <u>Required Minimum Distribution</u> rules of the Tax Code that would otherwise be Excess Withdrawals. The ING LifePay Plus rider has a death benefit that is payable upon the owner's death only when the <u>ING LifePay Plus Death Benefit Base</u> is greater than the Contract's death benefit. The ING LifePay Plus rider allows for spousal continuation.

ING LifePay Plus Base. The ING LifePay Plus Base is first calculated when you purchase the ING LifePay Plus rider: on the Contract date – equal to the initial premium; or after the Contract date – equal to the Contract value on the effective date of the rider.

The ING LifePay Plus Base is increased, dollar for dollar, by any subsequent premiums. We refer to the ING LifePay Plus Base as the MGWB Base in the ING LifePay Plus rider.

Withdrawals and Excess Withdrawals. Once the Lifetime Withdrawal Phase begins, withdrawals within a contract year up to the Maximum Annual Withdrawal, including for payment of third-party investment advisory fees, have no impact on the ING LifePay Plus Base. These withdrawals will not incur surrender charges or a negative Market Value Adjustment associated with any Fixed Account Allocations.

Say for example the current Contract value is $90,000 on a Contract with the ING LifePay Plus rider in the Lifetime Withdrawal Phase. The ING LifePay Plus Base is $100,000, and the Maximum Annual Withdrawal is $5,000. Even though a withdrawal of $5,000 would reduce the Contract value to $85,000, the ING LifePay Plus Base would remain at its current level (as would the Maximum Annual Withdrawal as well) since the withdrawal did not exceed the Maximum Annual Withdrawal. See below for more information about the Maximum Annual Withdrawal.

An Excess Withdrawal is a withdrawal either before the Lifetime Withdrawal Phase begins (except for payment of third-party investment advisory fees), or once the Lifetime Withdrawal Phase begins, any portion of a withdrawal during a contract year that exceeds the Maximum Annual Withdrawal. An Excess Withdrawal is also a withdrawal after spousal continuation of the Contract but before the ING LifePay Plus rider's guarantees resume, which occurs on the next quarterly contract anniversary following spousal continuation. An Excess Withdrawal will cause a pro-rata reduction of the ING LifePay Plus Base – in the same proportion as Contract value is reduced by the portion of the withdrawal that is considered excess, inclusive of surrender charges, or Market Value Adjustment associated with any Fixed Account Allocations (rather than the total amount of the withdrawal). An Excess Withdrawal will also cause the Maximum Annual Withdrawal to be recalculated. See Appendix G, Illustrations 1, 2 and 6 for examples of the consequences of an Excess Withdrawal.

Please note that any withdrawals before the rider effective date in the same contract year when the ING LifePay Plus rider is added after contract issue are counted in summing up your withdrawals in that contract year to determine whether the Maximum Annual Withdrawal has been exceeded.

Annual Ratchet. The ING LifePay Plus Base is recalculated on each contract anniversary to equal the greater of: the current ING LifePay Plus Base; or the current Contract value. We call this recalculation the Annual Ratchet.

Once the Lifetime Withdrawal Phase begins, we reserve the right to increase the charge for the ING LifePay Plus rider upon the Annual Ratchet. You will never pay more than new issues of the ING LifePay Plus rider, subject to the maximum annual charge, and we promise not to increase the charge for your first five contract years. We will notify you in writing not less than 30 days before a charge increase. You may avoid the charge increase by canceling the forthcoming Annual Ratchet. Our written notice will outline the procedure you will need to follow to do so. Please note, however, from then on the ING LifePay Plus Base would no longer be eligible for **any** Annual Ratchets, so the Maximum Annual Withdrawal Percentage would not be eligible to increase. More information about the Maximum Annual Withdrawal

Percentages is below under "Maximum Annual Withdrawal." Our written notice will also remind you of the consequences of canceling the forthcoming Annual Ratchet.

Step-up. The ING LifePay Plus Base is recalculated on each of the first ten contract anniversaries after the rider effective date, SO LONG AS you took no withdrawals during the preceding contract year – to equal the greatest of: the current ING LifePay Plus Base; the current Contract value; and the ING LifePay Plus Base on the previous contract anniversary, increased by the Step-up.

The amount of the Step-up is the product of the Step-up Tracker on the previous contract anniversary times the Step-up percent, currently 6%. The Step-up Tracker is only used to calculate the amount of the Step-up. Initially, it equals the ING LifePay Plus Base. Any premiums received during a contract year are added to the Step-up Tracker and eligible for a partial Step-up. Any withdrawals for payment of third-party investment advisory fees are subtracted from the Step-Up. Like the ING LifePay Plus Base, the Step-up Tracker is eligible for Annual Ratchets and subject to a pro-rata adjustment for any Excess Withdrawals.

Please note that no partial Step-up is available in the first year after you purchase this rider post issue of the Contract. Your first opportunity for a Step-up will not be until the first contract anniversary after a full contract year has elapsed since the rider effective date. Say for example that with a Contract purchased on January 1, 2007, the contract owner decides to add the ING LifePay Plus rider on March 15, 2007. The rider effective date is April 1, 2007, which is the date of the Contract's next following quarterly contract anniversary. Because on January 1, 2008 a full contract year will not have elapsed since the rider effective date, the ING LifePay Plus Base will not be eligible for a Step-up. Rather, the first opportunity for a Step-up with this Contract is on January 1, 2009.

Lifetime Withdrawal Phase. The Lifetime Withdrawal Phase begins on the date of your first withdrawal (except those for payment of third-party investment advisory fees), SO LONG AS the annuitant is age 59½. On this date, the ING LifePay Plus Base is recalculated to equal the greater of the current ING LifePay Plus Base or the Contract value on the previous business day. The Lifetime Withdrawal Phase will continue until the earliest of:

1) the date annuity payments begin (see "The Annuity Options");
2) reduction of the Contract value to zero by an Excess Withdrawal;
3) reduction of the Contract value to zero by a withdrawal less than or equal to the Maximum Annual Withdrawal;
4) surrender of the Contract; or
5) the death of the owner (first owner, in the case of joint owners; annuitant, in the case of a non-natural person owner), unless your spouse beneficiary elects to continue the Contract.

The ING LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status in the event Contract value is reduced to zero other than by an Excess Withdrawal. Please see "Lifetime Automatic Periodic Benefit Status" below for more information.

Maximum Annual Withdrawal. The Maximum Annual Withdrawal is the amount that the ING LifePay Plus rider guarantees to be available for withdrawal from the Contract in any contract year. The Maximum Annual Withdrawal is first calculated when the Lifetime Withdrawal Phase begins and equals the applicable Maximum Annual Withdrawal Percentage, based on the Annuitant's age, multiplied by the ING LifePay Plus Base.

The Maximum Annual Withdrawal Percentages are:

	Ages
4%	59 ½ to 64
5%	65-75
6%	76-79
7%	80+

The Maximum Annual Withdrawal is thereafter recalculated whenever the ING LifePay Plus Base is recalculated, for example, upon the Annual Ratchet or a Step-up. Also, the Maximum Annual Withdrawal Percentage can increase with the Annual Ratchet as the annuitant grows older.

In the event on the date the Lifetime Withdrawal Phase begins the Contract value on the previous business day is greater than the ING LifePay Plus Base, then before the Maximum Annual Withdrawal is first calculated, the ING LifePay Plus Base will be set equal to that Contract value. The greater the ING LifePay Plus Base, the greater the amount guaranteed to

be available to you for withdrawals under the ING LifePay Plus rider in calculating the Maximum Annual Withdrawal for the first time.

Income Optimizer. The ING LifePay Plus rider offers the option to elect to receive the Maximum Annual Withdrawal in systematic installments over the annuitant's life. We call this option the Income Optimizer. You may elect the Income Optimizer during the Lifetime Withdrawal Phase. This election is in lieu of the Contract's other annuity options, and these payments will be subject to the same tax treatment as an annuity payment. Please see "Federal Tax Considerations" for more information. The Income Optimizer is only available on non-qualified contracts.

The frequency of payments under the Income Optimizer may be annual, quarterly or monthly. While you are receiving payments under the Income Optimizer, the ING LifePay Plus Base remains eligible for Annual Ratchets. Your Contract may still have a Contract value and death benefit. Spousal continuation of payments under the Income Optimizer is permitted. Any withdrawals in excess of the Maximum Annual Withdrawal are Excess Withdrawals that would cause a pro-rata reduction of the ING LifePay Plus Base, as well as a reduction of the Maximum Annual Withdrawal.

Your election is subject to restrictions – you may not: revoke your election; add on premiums; exchange the Contract; annuitize the Contract; or change ownership (except as permitted under "Change of Owner or Annuitant" below). Once you choose the frequency of payments, you may not change it. Also, the specified percentage of your Contract value required to be allocated to Fixed Allocation Funds is higher, and the investment options available for this purpose are limited. Please see "Investment Option Restrictions" below for the details. You may surrender your Contract at any time.

Payments under the Income Optimizer will continue until the Terminal Date, at which time you waive any remaining Contract value and death benefit and the ING LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status. The Terminal Date is the contract anniversary following the annuitant's 95th birthday. Alternatively, you may wish to extend the Terminal Date to the contract anniversary following the annuitant's 115th birthday in order to liquidate your Contract value that may remain before the ING LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status. Regardless, your payments of the Maximum Annual Withdrawal will continue during the Lifetime Automatic Periodic Benefit Status until the death of the annuitant. We will notify you in writing in advance of the Terminal Date to remind you of this alternative and how to extend the Terminal Date.

Lifetime Income Annuity Option. In the event the Contract's annuity commencement date is reached while the ING LifePay Plus rider is in the Lifetime Withdrawal Phase, you may elect a life only annuity option, in lieu of the Contract's other annuity options. Payments under this option are based on the minimum annual payment factors for each $1,000 reflected in the rider data table and will never be less than the same frequency of payments of the Maximum Annual Withdrawal at that time. For more information about the Contract's annuity options, see "The Annuity Options."

Required Minimum Distributions. The ING LifePay Plus rider allows for withdrawals from a Contract subject to the Required Minimum Distribution rules of the Tax Code that exceed the Maximum Annual Withdrawal without causing a pro-rata reduction of the ING LifePay Plus Base and recalculation of the Maximum Annual Withdrawal. If your Required Minimum Distribution for a calendar year (determined on a date on or before January 31 of that year), applicable to this Contract, is greater than the Maximum Annual Withdrawal on that date, then an Additional Withdrawal Amount will be set equal to that portion of the Required Minimum Distribution that exceeds the Maximum Annual Withdrawal. Once you have taken the Maximum Annual Withdrawal for the then current Contract year, the dollar amount of any additional withdrawals will count first against and reduce any unused Additional Withdrawal Amount for the previous calendar year followed by any Additional Withdrawal Amount for the current calendar year – without constituting an Excess Withdrawal. See Appendix G, Illustration 3 for an example.

Withdrawals that exceed the Maximum Annual Withdrawal and all available Additional Withdrawal Amounts are Excess Withdrawals that will cause a pro-rata reduction of the ING LifePay Plus Base and the Maximum Annual Withdrawal to be recalculated. See Appendix G, Illustration 5 for an example of the consequences of an Excess Withdrawal with an Additional Withdrawal Amount. The Additional Withdrawal Amount is available on a calendar year basis and recalculated every January, reset to equal that portion of the Required Minimum Distribution for that calendar year that exceeds the Maximum Annual Withdrawal on that date. Any unused amount of the Additional Withdrawal Amount carries over into the next calendar year and is available through the end of that year, at which time any amount remaining will expire. See Appendix G, Illustration 4 for an example of the Additional Withdrawal Amount being carried over. **Please note that there is no adjustment to the Additional Withdrawal Amount for Annual Ratchets or upon spousal continuation of the ING LifePay Plus Rider.**

Lifetime Automatic Periodic Benefit Status. The ING LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status when your Contract value is reduced to zero other than by an Excess Withdrawal. (A withdrawal in excess of the Maximum Annual Withdrawal that causes your Contract value to be reduced to zero will terminate the ING LifePay Plus rider.) You will no longer be entitled to make withdrawals, but instead will begin to receive periodic payments in an annual amount equal to the Maximum Annual Withdrawal. When the rider enters Lifetime Automatic Periodic Benefit Status: the Contract will provide no further benefits (including death benefits) other than as provided under the ING LifePay Plus rider; no further premium payments will be accepted; and any other riders attached to the Contract will terminate, unless otherwise specified in that rider.

During Lifetime Automatic Periodic Benefit Status, we will pay you periodic payments in an annual amount that is equal to the Maximum Annual Withdrawal. These payments will cease upon the death of the annuitant at which time both the rider and the Contract will terminate. The rider will remain in Lifetime Automatic Periodic Benefit Status until it terminates without value upon the annuitant's death.

If when the ING LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status your net withdrawals to date are less than the Maximum Annual Withdrawal for that contract year, then we will pay you the difference immediately. The periodic payments will begin on the first Contract anniversary following the date the rider enters Lifetime Automatic Periodic Benefit Status and will continue to be paid annually thereafter.

In the event Contract value is reduced to zero before the Lifetime Withdrawal Phase begins, Lifetime Automatic Periodic Benefit Status is deferred until the contract anniversary on or after the annuitant is age 59½. During this time, the ING LifePay Plus rider's death benefit remains payable upon the annuitant's death. Also, the ING LifePay Plus Base remains eligible for Step-ups. Once the ING LifePay Plus rider enters the Lifetime Automatic Periodic Benefit Status, periodic payments will begin in an annual amount equal to the applicable Maximum Annual Withdrawal Percentage, based on the annuitant's age, multiplied by the ING LifePay Plus Base.

You may elect to receive systematic withdrawals pursuant to the terms of the Contract. Under a systematic withdrawal, either a fixed amount or an amount based upon a percentage of the contract value will be withdrawn from your contract and paid to you on a scheduled basis, either monthly, quarterly or annually. If, at the time the rider enters Lifetime Automatic Periodic Benefit Status, you are receiving systematic withdrawals under the Contract more frequently than annually, the periodic payments will be made at the same frequency in equal amounts such that the sum of the payments in each Contract year will equal the annual Maximum Annual Withdrawal. Such payments will be made on the same payment dates as previously set up, if the payments were being made monthly or quarterly. If the payments were being made annually, then the payments will be made on the next business day following each contract anniversary.

Investment Option Restrictions. While the ING LifePay Plus rider is in effect, there are limits on the portfolios to which your Contract value may be allocated. Contract value allocated to portfolios other than Accepted Funds will be rebalanced so as to maintain at least the required specified percentage of such Contract value in the Fixed Allocation Funds, which is 30%; 40% with the Income Optimizer.

See "Fixed Allocation Funds Automatic Rebalancing," below. We have these investment option restrictions to lessen the likelihood we would have to make payments under this rider. We require this allocation regardless of your investment instructions to the Contract. The ING LifePay Plus rider will not be issued until your Contract value is allocated in accordance with these investment option restrictions. The timing of when and how we apply these investment option restrictions is discussed further below.

Accepted Funds. Currently, the Accepted Funds are:

BlackRock Global Allocation V.I. Fund	ING Retirement Conservative Portfolio
ING American Funds Asset Allocation Portfolio	ING Retirement Growth Portfolio
ING American Funds World Allocation Portfolio	ING Retirement Moderate Growth Portfolio
ING Invesco Van Kampen Equity and Income Portfolio	ING Retirement Moderate Portfolio
ING Liquid Assets Portfolio	ING T. Rowe Price Capital Appreciation Portfolio
ING MFS Total Return Portfolio	Fixed Interest Allocation
ING Oppenheimer Active Allocation Portfolio	

Currently, the Accepted Funds for the Income Optimizer are:

BlackRock Global Allocation V.I. Fund	ING Retirement Moderate Growth Portfolio
ING Invesco Van Kampen Equity and Income Portfolio	ING Retirement Moderate Portfolio
ING Liquid Assets Portfolio	Fixed Interest Allocation
ING Retirement Conservative Portfolio	

No rebalancing is necessary when Contract value is allocated entirely to Accepted Funds. We may change these designations at any time upon 30 days notice to you. If a change is made, the change will apply to Contract value allocated to such portfolios after the date of the change.

Fixed Allocation Funds. Currently, the Fixed Allocation Funds are:

ING American Funds Bond Portfolio	ING PIMCO Total Return Bond Portfolio
ING BlackRock Inflation Protected Bond Portfolio	ING Intermediate Bond Portfolio
ING U.S. Bond Index Portfolio	

You may allocate your contract value to one or more Fixed Allocation Funds. We consider the ING Intermediate Bond Portfolio to be the default Fixed Allocation Fund with Fixed Allocation Funds Automatic Rebalancing.

Other Funds. All portfolios available under the Contract other than Accepted Funds or the Fixed Allocation Funds are considered Other Funds.

Fixed Allocation Funds Automatic Rebalancing. If the Contract value in the Fixed Allocation Funds is less than the required specified percentage of the total Contract value allocated among the Fixed Allocation Funds and Other Funds on any ING LifePay Plus Rebalancing Date (30%; 40% with the Income Optimizer), we will automatically rebalance the Contract value allocated to the Fixed Allocation Funds and Other Funds so that the required specified percentage of this amount is allocated to the Fixed Allocation Funds. Accepted Funds are excluded from Fixed Allocation Funds Automatic Rebalancing. Any rebalancing is done on a pro-rata basis from the Other Funds to the Fixed Allocation Funds and will be the last transaction processed on that date. The ING LifePay Plus Rebalancing Dates occur on the rider effective date and each quarterly Contract anniversary. Also, after the following transactions:

1) receipt of additional premiums;
2) transfer or reallocation among the Fixed Allocation Funds or Other Funds, whether automatic or specifically directed by you;
3) withdrawals from the Fixed Allocation Funds or Other Funds.

Fixed Allocation Funds Automatic Rebalancing is separate from any other automatic rebalancing under the Contract. However, if the other automatic rebalancing under the Contract causes the allocations to be out of compliance with the investment option restrictions noted above, Fixed Allocation Funds Automatic Rebalancing will occur immediately after the automatic rebalancing to restore the required allocations. See "Appendix H – Examples of Fixed Allocation Funds Automatic Rebalancing." You will be notified that Fixed Allocation Funds Automatic Rebalancing has occurred, along with your new allocations, by a confirmation statement that will be mailed to you after Fixed Allocation Funds Automatic Rebalancing has occurred.

In certain circumstances, Fixed Allocation Funds Automatic Rebalancing may result in a reallocation into the Fixed Allocation Funds even if you have not previously been invested in it. See "Appendix H – Examples of Fixed Allocation Funds Automatic Rebalancing, Example I." **By electing to purchase the ING LifePay Plus rider, you are providing the Company with direction and authorization to process these transactions, including reallocations into the Fixed Allocation Funds. You should not purchase the ING LifePay Plus rider if you do not wish to have your Contract value reallocated in this manner.**

Death of Owner or Annuitant. The ING LifePay Plus rider terminates (with the rider's charges pro-rated) on the date of death of the owner (or in the case of joint owners, the first owner), or the annuitant if there is a non-natural owner. Also, an ING LifePay Plus rider that is in Lifetime Automatic Periodic Benefit Status terminates on the date of the annuitant's death.

ING LifePay Plus Death Benefit Base. The ING LifePay Plus rider has a death benefit that is payable upon the owner's death only when the ING LifePay Plus Death Benefit Base is greater than the Contract's death benefit. The ING LifePay Plus Death Benefit Base is first calculated when you purchase the ING LifePay Plus rider: On the Contract date – equal to the initial premium; Or after the Contract date – equal to the Contract value on the rider effective date.

The ING LifePay Plus Death Benefit Base is increased by the dollar amount of any subsequent premiums and subject to any withdrawal adjustments. The ING LifePay Plus Death Benefit Base is reduced by the dollar amount of any withdrawals for payment of third-party investment advisory fees before the Lifetime Withdrawal Phase begins, and for any withdrawals once the Lifetime Withdrawal Phase begins that are not Excess Withdrawals, including withdrawals for payment of third-party investment advisory fees. The ING LifePay Plus Death Benefit Base is subject to a pro-rata reduction for an Excess Withdrawal. Please see "ING LifePay Plus Base - Withdrawals and Excess Withdrawals" above for more information.

There is no additional charge for the death benefit associated with the ING LifePay Plus rider. Please note that the ING LifePay Plus Death Benefit Base is not eligible to participate in Annual Ratchets or Step-ups.

In the event the ING LifePay Plus Death Benefit Base is greater than zero when the ING LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status, each periodic payment reduces the ING LifePay Plus Death Benefit Base dollar for dollar until the earlier date of the ING LifePay Plus Death Benefit Base being reduced to zero or the annuitant's death. Upon the annuitant's death, any remaining ING LifePay Plus death benefit is payable to the beneficiary in a lump sum.

Spousal Continuation. If the surviving spouse of the deceased owner continues the Contract (see "Death Benefit Choices – Continuation After Death – Spouse"), the rider will also continue, provided the spouse becomes the annuitant and sole owner. At the time the Contract is continued, the ING LifePay Plus Base is recalculated to equal the Contract value, inclusive of the guaranteed death benefit – UNLESS the continuing spouse is a joint owner and the original annuitant, OR the Lifetime Withdrawal Phase has not yet begun. In this case, the ING LifePay Plus Base is recalculated to equal the greater of: the Contract value, inclusive of the guaranteed death benefit; and the last calculated ING LifePay Plus Base, subject to pro-rata adjustment for any withdrawals before spousal continuation. Regardless, the ING LifePay Plus rider's guarantees resume on the next quarterly contract anniversary following spousal continuation. Any withdrawals after spousal continuation of the Contract but before the ING LifePay Plus rider's guarantees resume are Excess Withdrawals. The ING LifePay Plus rider remains eligible for the Annual Ratchet upon recalculation of the ING LifePay Plus Base.

The Maximum Annual Withdrawal is also recalculated at the same time as the ING LifePay Plus Base; however, there is no Maximum Annual Withdrawal upon spousal continuation until the Lifetime Withdrawal Phase begins on the date of the first withdrawal after spousal continuation, SO LONG AS the annuitant is age 59½. The Maximum Annual Withdrawal is recalculated to equal the applicable Maximum Annual Withdrawal Percentage, based on the new annuitant's age, multiplied by the ING LifePay Plus Base. There is no adjustment to the Additional Withdrawal Amount upon spousal continuation of the ING LifePay Plus rider for a Contract subject to the Required Minimum Distribution rules of the Tax Code. Any withdrawals before the owner's death and spousal continuation are counted in summing up your withdrawals in that contract year to determine whether the Maximum Annual Withdrawal has been exceeded.

Please note, if the Contract value on the previous business day is greater than the ING LifePay Plus Base on the date the Lifetime Withdrawal Phase begins, then the ING LifePay Plus Base will be set equal to that Contract value before the Maximum Annual Withdrawal is first calculated. The rider will be eligible for any Step-ups that may remain, and the Step-up Tracker will be recalculated at the same time as the ING LifePay Plus Base. Also, upon spousal continuation, the ING LifePay Plus Death Benefit Base equals the ING LifePay Plus Death Benefit Base before the owner's death, subject to any pro-rata adjustment for any withdrawals before spousal continuation of the rider.

In the event the Income Optimizer was elected, systematic installments of the Maximum Annual Withdrawal will continue, SO LONG AS the surviving spouse as annuitant is age 59½. The amount of these continuing payments may change since both the ING LifePay Plus Base and the Maximum Annual Withdrawal are recalculated based on the new annuitant's age. The rider under the Income Optimizer will remain subject to the higher required specified percentage for allocations to the Fixed Allocation Funds, even if upon spousal continuation the Lifetime Withdrawal Phase has not yet begun, and there is no Maximum Annual Withdrawal, because the annuitant is not yet age 59½.

Contrary to the ING Joint LifePay Plus rider, spousal continuation of the ING LifePay Plus rider would likely NOT take effect at the same time as the Contract is continued. As noted above, the ING LifePay Plus rider provides for spousal continuation only a quarterly contract anniversary (subject to the spouse becoming the annuitant and sole owner). So if

you are concerned about the availability of benefits being interrupted with spousal continuation of the ING LifePay Plus rider, you might instead want to purchase the ING Joint LifePay Plus rider.

Change of Owner or Annuitant. The ING LifePay Plus rider terminates (with the rider's charge pro-rated) upon any ownership change or change of annuitant, except for:

1) spousal continuation as described above;
2) change of owner from one custodian to another custodian;
3) change of owner from a custodian for the benefit of an individual to the same individual;
4) change of owner from an individual to a custodian for the benefit of the same individual;
5) collateral assignments;
6) change in trust as owner where the individual owner and the grantor of the trust are the same individual;
7) change of owner from an individual to a trust where the individual owner and the grantor of the trust are the same individual;
8) change of owner from a trust to an individual where the individual owner and the grantor of the trust are the same individual;
9) change of owner pursuant to a court order; and
10) change of qualified plan ownership to that of the beneficial owner.

Surrender Charges. Once the Lifetime Withdrawal Phase begins, your withdrawals within a contract year up to the Maximum Annual Withdrawal (and any applicable Additional Withdrawal Amount) are not subject to surrender charges. We waive any surrender charges otherwise applicable to your withdrawal in a contract year that is less than or equal to the Maximum Annual Withdrawal. Excess Withdrawals are subject to surrender charges, whether or not the Lifetime Withdrawal Phase has begun. Once your Contract value is reduced to zero, any periodic payments under the ING LifePay Plus rider would not be subject to surrender charges. Moreover, with no contract value, none of your contract level recurring charges (e.g., the Mortality and Expense Risk Charge) would be deducted. See Appendix I for examples.

Loans. No loans are permitted on Contracts with the ING LifePay Plus rider.

Taxation. For more information about the tax treatment of amounts paid to you under the ING LifePay Plus Rider, see "Federal Tax Considerations – Tax Consequences of Living Benefits and Death Benefit."

ING Joint LifePay Plus Minimum Guaranteed Withdrawal Benefit ("ING Joint LifePay Plus") Rider. The ING Joint LifePay Plus rider generally provides, subject to the restrictions and limitations below, that we will guarantee a minimum level of annual withdrawals from the Contract for the lifetime of both you and your spouse, even if these withdrawals reduce your Contract value to zero. You may wish to purchase this rider if you are married and concerned that you and your spouse may outlive your income.

> **Important Note:** *We introduced the ING Joint LifePay Plus rider on August 20, 2007 and launched changes to it on April 28, 2008 and January 12, 2009, subject to state approval where applicable. The below information pertains to the form of the ING Joint LifePay Plus rider which was available for sale from May 1, 2009 through March 15, 2010, in states where approved. If this form of the ING Joint LifePay Plus rider was not approved for sale in your state when you purchased the rider, then please see Appendix I for the information about the form of the ING Joint LifePay Plus rider which was available to you.*

Eligibility. The ING Joint LifePay Plus rider is only available for purchase by individuals who are married at the time of purchase (spouses) and eligible to elect spousal continuation (as defined by the Tax Code) of the Contract when the death benefit becomes payable, subject to the owner, annuitant and beneficiary requirements below. The maximum issue age is 85. Both spouses must meet the issue age requirement. The issue age is the age of each owner on the rider effective date. The ING Joint LifePay Plus rider is not available for purchase with the Max 7 Enhanced Death Benefit. The ING Joint LifePay Plus rider is subject to broker/dealer availability. **Please note that the ING Joint LifePay Plus rider will not be issued unless the required owner, annuitant and beneficiary designations are met, and until your contract value is allocated in accordance with the investment option restrictions described in "Investment Option Restrictions," below.**

The ING Joint LifePay Plus rider is no longer available for purchase, including purchase by owners of existing Contracts. Previously, Contracts issued on and after November 1, 2004 were eligible for the ING Joint LifePay Plus rider, subject to the conditions, requirements and limitations of the prior paragraph. Such Contracts must not already have had a living benefit rider. There is an election form for this purpose. Please contact the Customer Service Center for more information.

Owner, Annuitant and Beneficiary Designations. For nonqualified contracts: Joint owners must be spouses, and one of the owners the annuitant; and For a Contract with only one owner, the owner's spouse must be the sole primary beneficiary. For qualified contracts, there may only be one owner who must also be the annuitant, and then the owner's spouse must also be the sole primary beneficiary. Non-natural, custodial owners are only allowed with IRAs. Owner and beneficiary designations for custodial IRAs must be the same as for any other qualified contract. The annuitant must be the beneficial owner of the custodial IRA. We require the custodian to provide us the name and date of birth of both the owner and owner's spouse. We do not maintain individual owner and beneficiary designations for custodial IRAs. We reserve the right to verify the date of birth and social security number of both spouses.

Rider Effective Date. The rider effective date is the date that coverage under the ING Joint LifePay Plus rider begins. If you purchase the ING Joint LifePay Plus rider when the Contract is issued, the rider effective date is also the Contract date. If the ING Joint LifePay Plus rider is added after contract issue, the rider effective date will be the date of the Contract's next following quarterly contract anniversary. A quarterly contract anniversary occurs once each quarter of a contract year from the contract date.

Active Spouse. An Active Spouse is the person (people) upon whose life and age the guarantees are calculated under the ING Joint LifePay Plus rider. There must be two Active Spouses when you purchase the ING Joint LifePay Plus rider, who are married to each other and either are joint owners, or for a Contract with only one owner, the spouse must be the sole primary beneficiary. You cannot add an Active Spouse after the rider effective date. In general, changes in ownership of the Contract, the annuitant and/or beneficiary would result in one spouse being deactivated (the spouse is thereafter inactive). An inactive spouse is **not** eligible to exercise any rights or receive any benefits under the ING Joint LifePay Plus rider, including continuing the ING Joint LifePay Plus rider upon spousal continuation of the Contract. Once an Active Spouse is deactivated, the spouse may not become an Active Spouse again. Specific situations that would result in a spouse being deactivated include:

1) for nonqualified contracts where the spouses are joint owners, the removal of a joint owner (if that spouse does not automatically become sole primary beneficiary pursuant to the terms of the Contract), or the change of one joint owner to a person other than an Active Spouse;
2) for nonqualified contracts where one spouse is the owner and the other spouse is the sole primary beneficiary, as well as for IRA contracts (including custodial IRAs), the addition of a joint owner who is not also an Active Spouse or any change of beneficiary (including the addition of primary beneficiaries); or
3) the spouse's death.

An owner may also request that a spouse be deactivated. Both owners must agree when there are joint owners. **However, all charges for the ING Joint LifePay Plus rider would continue to apply, even after a spouse is deactivated, regardless of the reason. So please be sure to understand the impact of any beneficiary or owner changes on the ING Joint LifePay Plus rider before requesting any changes.** Also, please note that a divorce terminates the ability of an ex-spouse to continue the Contract. See "Divorce" below for more information.

No Cancellation. Once you purchase the ING Joint LifePay Plus rider, you may not cancel it unless you: a) cancel the Contract during the Contract's free look period; b) surrender the Contract; c) begin the income phase and start receiving annuity payments; or d) otherwise terminate the Contract pursuant to its terms. These events automatically cancel the ING Joint LifePay Plus rider.

Termination. The ING Joint LifePay Plus rider is a "living benefit," which means the guaranteed benefits offered are intended to be available to you and your spouse while you are living and while your Contract is in the accumulation phase. The optional rider automatically terminates if you: Terminate your Contract pursuant to its terms during the accumulation phase, surrender your Contract, or begin receiving income phase payments in lieu of payments under the ING Joint LifePay Plus rider; or Die during the accumulation phase (first owner to die if there are multiple Contract owners, or death of annuitant if Contract owner is not a natural person), unless your spouse beneficiary elects to continue the Contract (and your spouse is an Active Spouse). The ING Joint LifePay Plus rider also terminates with a change in Contract ownership (other than a spousal beneficiary continuation on your death by an Active Spouse). Other circumstances that may cause the ING Joint LifePay Plus rider to terminate automatically are discussed below.

Highlights. *This paragraph introduces the terminology of the ING Joint LifePay Plus rider and how its components generally work together. Benefits and guarantees are subject to the terms, conditions and limitations of the ING Joint LifePay Plus rider. More detailed information follows below, with the capitalized words that are underlined indicating headings for ease of reference.* The ING Joint LifePay Plus rider guarantees an amount available for withdrawal from the Contract in any contract year once the <u>Lifetime Withdrawal Phase</u> begins – we use the <u>ING LifePay Plus Base</u> as part of the calculation of the

Maximum Annual Withdrawal. The Maximum Annual Withdrawal is available for withdrawals at your discretion or systematic withdrawals pursuant to the terms of the Contract. Also, the ING Joint LifePay Plus rider offers the Income Optimizer, which is the option to elect to receive systematic installments of the Maximum Annual Withdrawal over the lives of both Active Spouses. The guarantee continues when the ING Joint LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status, at which time we will pay you periodic payments in an annual amount equal to the Maximum Annual Withdrawal (since Contract value would be zero) until the last Active Spouse's death. The ING LifePay Plus Base is eligible for Annual Ratchets and Step-ups, and subject to adjustment for any Excess Withdrawals. The ING Joint LifePay Plus rider has an allowance for withdrawals from a Contract subject to the Required Minimum Distribution rules of the Tax Code that would otherwise be Excess Withdrawals. The ING Joint LifePay Plus rider has a death benefit that is payable upon the owner's death only when the ING LifePay Plus Death Benefit Base is greater than the Contract's death benefit. The ING Joint LifePay Plus rider allows for spousal continuation.

   ING LifePay Plus Base. The ING LifePay Plus Base is first calculated when you purchase the ING Joint LifePay Plus rider: On the Contract date – equal to the initial premium; or After the Contract date – equal to the Contract value on the effective date of the rider.

The ING LifePay Plus Base is increased, dollar for dollar, by any subsequent premiums. We refer to the ING LifePay Plus Base as the MGWB Base in the ING Joint LifePay Plus rider.

   Withdrawals and Excess Withdrawals. Once the Lifetime Withdrawal Phase begins, withdrawals within a contract year up to the Maximum Annual Withdrawal, including for payment of third-party investment advisory fees, have no impact on the ING LifePay Plus Base. These withdrawals will not incur surrender charges or a negative Market Value Adjustment associated with any Fixed Account Allocations.

   Say for example the current Contract value is $90,000 on a Contract with the ING Joint LifePay Plus rider in the Lifetime Withdrawal Phase. The ING LifePay Plus Base is $100,000, and the Maximum Annual Withdrawal is $5,000. Even though a withdrawal of $5,000 would reduce the Contract value to $85,000, the ING LifePay Plus Base would remain at its current level (as would the Maximum Annual Withdrawal as well) since the withdrawal did not exceed the Maximum Annual Withdrawal. See below for more information about the Maximum Annual Withdrawal.

   An Excess Withdrawal is a withdrawal either before the Lifetime Withdrawal Phase begins (except for payment of third-party investment advisory fees), or once the Lifetime Withdrawal Phase begins, any portion of a withdrawal during a contract year that exceeds the Maximum Annual Withdrawal. An Excess Withdrawal will cause a pro-rata reduction of the ING LifePay Plus Base – in the same proportion as Contract value is reduced by the portion of the withdrawal that is considered excess, inclusive of surrender charges, or Market Value Adjustment associated with any Fixed Account Allocations (rather than the total amount of the withdrawal). An Excess Withdrawal will also cause the Maximum Annual Withdrawal to be recalculated. See Appendix G, Illustrations 1, 2 and 6 for examples of the consequences of an Excess Withdrawal.

   Please note that any withdrawals before the rider effective date in the same contract year when the ING Joint LifePay Plus rider is added after contract issue are counted in summing up your withdrawals in that contract year to determine whether the Maximum Annual Withdrawal has been exceeded.

   Annual Ratchet. The ING LifePay Plus Base is recalculated on each contract anniversary – to equal the greater of: the current ING LifePay Plus Base; or the current Contract value. We call this recalculation the Annual Ratchet.

   Once the Lifetime Withdrawal Phase begins, we reserve the right to increase the charge for the ING Joint LifePay Plus rider upon the Annual Ratchet. You will never pay more than new issues of the ING Joint LifePay Plus rider, subject to the maximum annual charge, and we promise not to increase the charge for your first five contract years. We will notify you in writing not less than 30 days before a charge increase. You may avoid the charge increase by canceling the forthcoming Annual Ratchet. Our written notice will outline the procedure you will need to follow to do so. Please note, however, from then on the ING LifePay Plus Base would no longer be eligible for **any** Annual Ratchets, so the Maximum Annual Withdrawal Percentage would not be eligible to increase. More information about the Maximum Annual Withdrawal Percentages is below under "Maximum Annual Withdrawal." Our written notice will also remind you of the consequences of canceling the forthcoming Annual Ratchet.

Step-up. The ING LifePay Plus Base is recalculated on each of the first ten contract anniversaries after the rider effective date, SO LONG AS you took no withdrawals during the preceding contract year – to equal the greatest of: the current ING LifePay Plus Base; the current Contract value; and the ING LifePay Plus Base on the previous contract anniversary, increased by the Step-up.

The amount of the Step-up is the product of the Step-up Tracker on the previous contract anniversary times the Step-up percent, currently 6%. The Step-up Tracker is only used to calculate the amount of the Step-up. Initially, it equals the ING LifePay Plus Base. Any premiums received during a contract year are added to the Step-up Tracker and eligible for a partial Step-up. Any withdrawals for payment of third-party investment advisory fees are subtracted from the Step-up. Like the ING LifePay Plus Base, the Step-up Tracker is eligible for Annual Ratchets and subject to a pro-rata adjustment for any Excess Withdrawals.

Please note that no partial Step-up is available in the first year after you purchase this rider post issue of the Contract. Your first opportunity for a Step-up will not be until the first contract anniversary after a full contract year has elapsed since the rider effective date. Say for example that with a Contract purchased on January 1, 2007, the contract owner decides to add the ING Joint LifePay Plus rider on March 15, 2007. The rider effective date is April 1, 2007, which is the date of the Contract's next following quarterly contract anniversary. Because on January 1, 2008 a full contract year will not have elapsed since the rider effective date, the ING LifePay Plus Base will not be eligible for a step-up. Rather, the first opportunity for a step-up with this Contract is on January 1, 2009.

Lifetime Withdrawal Phase. The Lifetime Withdrawal Phase begins on the date of your first withdrawal (except those for payment of third-party investment advisory fees), SO LONG AS the youngest Active Spouse is age 59½. On this date, the ING LifePay Plus Base is recalculated to equal the greater of the current ING LifePay Plus Base or the Contract value on the previous business day. The Lifetime Withdrawal Phase will continue until the earliest of:

1) the date annuity payments begin (see "The Annuity Options");
2) reduction of the Contract value to zero by an Excess Withdrawal;
3) reduction of the Contract value to zero by a withdrawal less than or equal to the Maximum Annual Withdrawal;
4) surrender of the Contract;
5) the death of the owner (first owner, in the case of joint owners; annuitant, in the case of a non-natural person owner), unless your spouse beneficiary is an Active Spouse who elects to continue the Contract; or
6) the last Active Spouse dies.

The ING Joint LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status in the event Contract value is reduced to zero other than by an Excess Withdrawal. Please see "Lifetime Automatic Periodic Benefit Status" below for more information.

Maximum Annual Withdrawal. The Maximum Annual Withdrawal is the amount that the ING Joint LifePay Plus rider guarantees to be available for withdrawal from the Contract in any contract year. The Maximum Annual Withdrawal is first calculated when the Lifetime Withdrawal Phase begins and equals the applicable Maximum Annual Withdrawal Percentage, based on the younger Active Spouse's age, multiplied by the ING LifePay Plus Base.

The <u>Maximum Annual Withdrawal Percentages</u> are:

	Ages
4%	59½ to 64
5%	65-75
6%	76-79
7%	80+

The Maximum Annual Withdrawal is thereafter recalculated whenever the ING LifePay Plus Base is recalculated, for example, upon the Annual Ratchet or a Step-up. Also, the Maximum Annual Withdrawal Percentage can increase with the Annual Ratchet as the younger Active Spouse grows older.

In the event on the date the Lifetime Withdrawal Phase begins the Contract value on the previous business day is greater than the ING LifePay Plus Base, then before the Maximum Annual Withdrawal is first calculated, the ING LifePay Plus Base will be set equal to that Contract value. The greater the ING LifePay Plus Base, the greater the amount guaranteed to be available to you for withdrawals under the ING Joint LifePay Plus rider in calculating the Maximum Annual Withdrawal for the first time.

Income Optimizer. The ING Joint LifePay Plus rider offers the option to elect to receive the Maximum Annual Withdrawal in systematic installments over the lives of both Active Spouses. We call this option the Income Optimizer. You may elect the Income Optimizer during the Lifetime Withdrawal Phase. This election is in lieu of the Contract's other annuity options, and these payments will be subject to the same tax treatment as an annuity payment. The Income Optimizer is only available on non-qualified contracts.

The frequency of payments under the Income Optimizer may be annual, quarterly or monthly. While you are receiving payments under the Income Optimizer, the ING LifePay Plus Base remains eligible for Annual Ratchets. Your Contract may still have a Contract value and death benefit. Spousal continuation of payments under the Income Optimizer is permitted. Any withdrawals in excess of the Maximum Annual Withdrawal are Excess Withdrawals that would cause a pro-rata reduction of the ING LifePay Plus Base, as well as a reduction of the Maximum Annual Withdrawal.

Your election is subject to restrictions – you may not: revoke your election; add on premiums; exchange the Contract; annuitize the Contract; or change ownership (except as permitted under "Change of Owner or Annuitant" below). Once you choose the frequency of payments, you may not change it. Also, the specified percentage of your Contract value required to be allocated to Fixed Allocation Funds is higher, and the investment options available for this purpose are limited. Please see "Investment Option Restrictions" below for the details. You may surrender your Contract at any time.

Payments under the Income Optimizer will continue until the Terminal Date, at which time you waive any remaining Contract value and death benefit and the ING Joint LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status. The Terminal Date is the contract anniversary following the youngest Active Spouse's 95th birthday. Alternatively, you may wish to extend the Terminal Date to the contract anniversary following the youngest Active Spouse's 115th birthday in order to liquidate your Contract value that may remain before the ING Joint LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status. Regardless, your payments of the Maximum Annual Withdrawal will continue during the Lifetime Automatic Periodic Benefit Status until the death of the last Active Spouse. We will notify you in writing in advance of the Terminal Date to remind you of this alternative and how to extend the Terminal Date.

Lifetime Income Annuity Option. In the event the Contract's annuity commencement date is reached while the ING Joint LifePay Plus rider is in the Lifetime Withdrawal Phase, you may elect a life only annuity option, in lieu of the Contract's other annuity options. Payments under this option will be joint life if both Active Spouses are living, or for the life of the only Active Spouse, and are based on the minimum annual payment factors for each $1,000 reflected in the rider data table. Also, these payments will never be less than the same frequency of payments of the Maximum Annual Withdrawal at that time. For more information about the Contract's annuity options, see "The Annuity Options."

Required Minimum Distributions. The ING Joint LifePay Plus rider allows for withdrawals from a Contract subject to the Required Minimum Distribution rules of the Tax Code that exceed the Maximum Annual Withdrawal without causing a pro-rata reduction of the ING LifePay Plus Base and recalculation of the Maximum Annual Withdrawal. If your Required Minimum Distribution for a calendar year (determined on a date on or before January 31 of that year), applicable to this Contract, is greater than the Maximum Annual Withdrawal on that date, then an Additional Withdrawal Amount will be set equal to that portion of the Required Minimum Distribution that exceeds the Maximum Annual Withdrawal. Once you have taken the Maximum Annual Withdrawal for the then current Contract year, the dollar amount of any additional withdrawals will count first against and reduce any unused Additional Withdrawal Amount for the previous calendar year followed by any Additional Withdrawal Amount for the current calendar year – without constituting an Excess Withdrawal. See Appendix G, Illustration 3 for an example.

Withdrawals that exceed the Maximum Annual Withdrawal and all available Additional Withdrawal Amounts are Excess Withdrawals that will cause a pro-rata reduction of the ING LifePay Plus Base and the Maximum Annual Withdrawal to be recalculated. See Appendix G, Illustration 5 for an example of the consequences of an Excess Withdrawal with an Additional Withdrawal Amount. The Additional Withdrawal Amount is available on a calendar year basis and recalculated every January, reset to equal that portion of the Required Minimum Distribution for that calendar year that exceeds the Maximum Annual Withdrawal on that date. Any unused amount of the Additional Withdrawal Amount carries over into the next calendar year and is available through the end of that year, at which time any amount remaining will expire. See Appendix G, Illustration 4 for an example of the Additional Withdrawal Amount being carried over. **Please note that there is no adjustment to the Additional Withdrawal Amount for Annual Ratchets or upon spousal continuation of the ING Joint LifePay Plus Rider.**

Lifetime Automatic Periodic Benefit Status. The ING Joint LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status when your Contract value is reduced to zero other than by an Excess Withdrawal. (A withdrawal in excess of the Maximum Annual Withdrawal that causes your Contract value to be reduced to zero will terminate the ING Joint LifePay Plus rider.) You will no longer be entitled to make withdrawals, but instead will begin to receive periodic payments in an annual amount equal to the Maximum Annual Withdrawal. When the rider enters Lifetime Automatic Periodic Benefit Status: The Contract will provide no further benefits (including death benefits) other than as provided under the ING Joint LifePay Plus rider; No further premium payments will be accepted; and any other riders attached to the Contract will terminate, unless otherwise specified in that rider.

During Lifetime Automatic Periodic Benefit Status, we will pay you periodic payments in an annual amount that is equal to the Maximum Annual Withdrawal. These payments will cease upon the death of the last Active Spouse at which time both the rider and the Contract will terminate. The rider will remain in Lifetime Automatic Periodic Benefit Status until it terminates without value upon the last Active Spouse's death.

If when the ING Joint LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status your net withdrawals to date are less than the Maximum Annual Withdrawal for that contract year, then we will pay you the difference immediately. The periodic payments will begin on the first Contract anniversary following the date the rider enters Lifetime Automatic Periodic Benefit Status and will continue to be paid annually thereafter.

In the event Contract value is reduced to zero before the Lifetime Withdrawal Phase begins, Lifetime Automatic Periodic Benefit Status is deferred until the contract anniversary on or after the youngest Active Spouse is age 59½. During this time, the ING Joint LifePay Plus rider's death benefit remains payable upon the last Active Spouse's death. Also, the ING LifePay Plus Base remains eligible for Step-ups. Once the ING Joint LifePay Plus rider enters the Lifetime Automatic Periodic Benefit Status, periodic payments will begin in an annual amount equal to the applicable Maximum Annual Withdrawal Percentage, based on the youngest Active Spouse's age, multiplied by the ING LifePay Plus Base. If an Active Spouse were to die while Lifetime Automatic Periodic Benefit Status is deferred, then when the ING Joint LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status, and the annual amount of the periodic payments, would be based on the remaining Active Spouse's age.

You may elect to receive systematic withdrawals pursuant to the terms of the Contract. Under a systematic withdrawal, either a fixed amount or an amount based upon a percentage of the contract value will be withdrawn from your contract and paid to you on a scheduled basis, either monthly, quarterly or annually. If, at the time the rider enters Lifetime Automatic Periodic Benefit Status, you are receiving systematic withdrawals under the Contract more frequently than annually, the periodic payments will be made at the same frequency in equal amounts such that the sum of the payments in each Contract year will equal the annual Maximum Annual Withdrawal. Such payments will be made on the same payment dates as previously set up, if the payments were being made monthly or quarterly. If the payments were being made annually, then the payments will be made on the next business day following each contract anniversary.

Investment Option Restrictions. While the ING Joint LifePay Plus rider is in effect, there are limits on the portfolios to which your Contract value may be allocated. Contract value allocated to portfolios other than Accepted Funds will be rebalanced so as to maintain at least the required specified percentage of such Contract value in the Fixed Allocation Funds, which is 30%; 40% with the Income Optimizer.

See "Fixed Allocation Funds Automatic Rebalancing," below. We have these investment option restrictions to lessen the likelihood we would have to make payments under this rider. We require this allocation regardless of your investment instructions to the Contract. The ING Joint LifePay Plus rider will not be issued until your Contract value is allocated in accordance with these investment option restrictions. The timing of when and how we apply these investment option restrictions is discussed further below.

Accepted Funds. Currently, the Accepted Funds are:

BlackRock Global Allocation V.I. Fund	ING Retirement Conservative Portfolio
ING American Funds Asset Allocation Portfolio	ING Retirement Growth Portfolio
ING American Funds World Allocation Portfolio	ING Retirement Moderate Growth Portfolio
ING Invesco Van Kampen Equity and Income Portfolio	ING Retirement Moderate Portfolio
ING Liquid Assets Portfolio	ING T. Rowe Price Capital Appreciation Portfolio
ING MFS Total Return Portfolio	Fixed Interest Allocation
ING Oppenheimer Active Allocation Portfolio	

Currently, the Accepted Funds for the Income Optimizer are:

BlackRock Global Allocation V.I. Fund	ING Retirement Moderate Growth Portfolio
ING Invesco Van Kampen Equity and Income Portfolio	ING Retirement Moderate Portfolio
ING Liquid Assets Portfolio	Fixed Interest Allocation
ING Retirement Conservative Portfolio	

No rebalancing is necessary when Contract value is allocated entirely to Accepted Funds. We may change these designations at any time upon 30 days notice to you. If a change is made, the change will apply to Contract value allocated to such portfolios after the date of the change.

Fixed Allocation Funds. Currently, the Fixed Allocation Funds are:

ING American Funds Bond Portfolio	ING PIMCO Total Return Bond Portfolio
ING BlackRock Inflation Protected Bond Portfolio	ING Intermediate Bond Portfolio
ING U.S. Bond Index Portfolio	

You may allocate your contract value to one or more Fixed Allocation Funds. We consider the ING Intermediate Bond Portfolio to be the default Fixed Allocation Fund with Fixed Allocation Funds Automatic Rebalancing.

Other Funds. All portfolios available under the Contract other than Accepted Funds or the Fixed Allocation Funds are considered Other Funds.

Fixed Allocation Funds Automatic Rebalancing. If the Contract value in the Fixed Allocation Funds is less than the required specified percentage of the total Contract value allocated among the Fixed Allocation Funds and Other Funds on any ING Joint LifePay Plus Rebalancing Date (30%; 40% with the Income Optimizer), we will automatically rebalance the Contract value allocated to the Fixed Allocation Funds and Other Funds so that the required specified percentage of this amount is allocated to the Fixed Allocation Funds. Accepted Funds are excluded from Fixed Allocation Funds Automatic Rebalancing. Any rebalancing is done on a pro-rata basis from the Other Funds to the Fixed Allocation Funds and will be the last transaction processed on that date. The ING Joint LifePay Plus Rebalancing Dates occur on the rider effective date and each quarterly Contract anniversary. Also, after the following transactions:

1) receipt of additional premiums;
2) transfer or reallocation among the Fixed Allocation Funds or Other Funds, whether automatic or specifically directed by you;
3) withdrawals from the Fixed Allocation Funds or Other Funds.

Fixed Allocation Funds Automatic Rebalancing is separate from any other automatic rebalancing under the Contract. However, if the other automatic rebalancing under the Contract causes the allocations to be out of compliance with the investment option restrictions noted above, Fixed Allocation Funds Automatic Rebalancing will occur immediately after the automatic rebalancing to restore the required allocations. See "Appendix H – Examples of Fixed Allocation Funds Automatic Rebalancing." You will be notified that Fixed Allocation Funds Automatic Rebalancing has occurred, along with your new allocations, by a confirmation statement that will be mailed to you after Fixed Allocation Funds Automatic Rebalancing has occurred.

In certain circumstances, Fixed Allocation Funds Automatic Rebalancing may result in a reallocation into the Fixed Allocation Funds even if you have not previously been invested in it. See "Appendix H – Examples of Fixed Allocation Funds Automatic Rebalancing, Example I." **By electing to purchase the ING Joint LifePay Plus rider, you are providing the Company with direction and authorization to process these transactions, including reallocations into the Fixed Allocation Funds. You should not purchase the ING Joint LifePay Plus rider if you do not wish to have your Contract value reallocated in this manner.**

Divorce. Generally, in the event of divorce, the spouse who retains ownership of the Contract will continue to be entitled to all rights and benefits of the ING Joint LifePay Plus rider, while the ex-spouse will no longer have any such rights or be entitled to any such benefits. In the event of a divorce during the Lifetime Withdrawal Phase, the ING Joint LifePay Plus rider would continue until the owner's death (first owner in the case of joint owners, or annuitant in the case of a custodial IRA). Although spousal continuation may be available under the Tax Code for a subsequent spouse, the ING Joint LifePay Plus rider cannot be continued by the new spouse. As a result of the divorce, we may be required to withdraw assets for the benefit of an ex-spouse. Any such withdrawal would be considered a withdrawal for purposes of the ING LifePay Plus Base. See "ING

LifePay Plus Base - Withdrawals and Excess Withdrawals" above. In the event of a divorce during Lifetime Automatic Periodic Benefit Status, there will be no change in the amount of your periodic payments. Payments will continue until both spouses are deceased.

Death of Owner or Annuitant. The ING Joint LifePay Plus rider terminates (with the rider's charges pro-rated) on the earlier of the date of death of the last Active Spouse, or when the surviving spouse decides not to continue the Contract.

ING LifePay Plus Death Benefit Base. The ING Joint LifePay Plus rider has a death benefit that is payable upon the first owner's death only when the ING LifePay Plus Death Benefit Base is greater than the Contract's death benefit. The ING LifePay Plus Death Benefit Base is first calculated when you purchase the ING Joint LifePay Plus rider: On the Contract date – equal to the initial premium; Or after the Contract date – equal to the Contract value on the rider effective date.

The ING LifePay Plus Death Benefit Base is increased by the dollar amount of any subsequent premiums and subject to any withdrawal adjustments. The ING LifePay Plus Death Benefit Base is reduced by the dollar amount of any withdrawals for payment of third-party investment advisory fees before the Lifetime Withdrawal Phase begins, and for any withdrawals once the Lifetime Withdrawal Phase begins that are not Excess Withdrawals, including withdrawals for payment of third-party investment advisory fees. The ING LifePay Plus Death Benefit Base is subject to a pro-rata reduction for an Excess Withdrawal. Please see "ING LifePay Plus Base - Withdrawals and Excess Withdrawals" above for more information.

There is no additional charge for the death benefit associated with the ING Joint LifePay Plus rider. Please note that the ING LifePay Plus Death Benefit Base is not eligible to participate in Annual Ratchets or Step-ups.

In the event the ING LifePay Plus Death Benefit Base is greater than zero when the ING Joint LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status, each periodic payment reduces the ING LifePay Plus Death Benefit Base dollar for dollar until the earlier date of the ING LifePay Plus Death Benefit Base being reduced to zero or the last Active Spouse's death. Upon the last Active Spouse's death, any remaining ING LifePay Plus death benefit is payable to the beneficiary in a lump sum.

Spousal Continuation. If the surviving spouse of the deceased owner continues the Contract (see "Death Benefit Choices – Continuation After Death – Spouse"), the rider will also continue, SO LONG AS the surviving spouse in an Active Spouse. At that time, the ING LifePay Plus Base is recalculated to equal the greater of: the Contract value, inclusive of the guaranteed death benefit; and the last calculated ING LifePay Plus Base, subject to pro-rata adjustment for any withdrawals before spousal continuation.

The Maximum Annual Withdrawal is also recalculated; however, there is no Maximum Annual Withdrawal upon spousal continuation until the Lifetime Withdrawal Phase begins on the date of the first withdrawal after spousal continuation, SO LONG AS the last Active Spouse is age 59½. The Maximum Annual Withdrawal is recalculated to equal the applicable Maximum Annual Withdrawal Percentage, based on the last Active Spouse's age, multiplied by the ING LifePay Plus Base. There is no adjustment to the Additional Withdrawal Amount upon spousal continuation of the ING Joint LifePay Plus rider for a Contract subject to the Required Minimum Distribution rules of the Tax Code. Any withdrawals before the owner's death and spousal continuation are counted in summing up your withdrawals in that contract year to determine whether the Maximum Annual Withdrawal has been exceeded.

Please note, if the Contract value on the previous business day is greater than the ING LifePay Plus Base on the date the Lifetime Withdrawal Phase begins, then the ING LifePay Plus Base will be set equal to that Contract value before the Maximum Annual Withdrawal is first calculated. The rider will be eligible for any Step-ups that may remain, and the Step-up Tracker will be recalculated at the same time as the ING LifePay Plus Base. Also, upon spousal continuation, the ING LifePay Plus Death Benefit Base equals the ING LifePay Plus Death Benefit Base before the owner's death, subject to any pro-rata adjustment for any withdrawals before spousal continuation of the rider.

Change of Owner or Annuitant. The ING Joint LifePay Plus rider terminates (with the rider's charge pro-rated) upon any ownership change or change of annuitant, except for:

1) spousal continuation as described above;
2) change of owner from one custodian to another custodian;
3) change of owner from a custodian for the benefit of an individual to the same individual (owner's spouse must be named sole primary beneficiary to remain an Active Spouse);
4) change of owner from an individual to a custodian for the benefit of the same individual;

5) collateral assignments;
6) for nonqualified contracts only, the addition of a joint owner, provided the added joint owner is the original owner's spouse and is an Active Spouse when added as a joint owner;
7) for nonqualified contracts only, the removal of a joint owner, provided the removed joint owner is an Active Spouse and becomes the sole primary beneficiary; and
8) change of owner where the owner becomes the sole primary beneficiary and the sole primary beneficiary becomes the owner, provided both spouses are Active Spouses at the time of the change.

Surrender Charges. Once the Lifetime Withdrawal Phase begins, your withdrawals within a contract year up to the Maximum Annual Withdrawal (and any applicable Additional Withdrawal Amount) are not subject to surrender charges. We waive any surrender charges otherwise applicable to your withdrawal in a contract year that is less than or equal to the Maximum Annual Withdrawal. Excess Withdrawals are subject to surrender charges, whether or not the Lifetime Withdrawal Phase has begun. Once your Contract value is reduced to zero, any periodic payments under the ING Joint LifePay Plus rider would not be subject to surrender charges. Moreover, with no contract value, none of your contract level recurring charges (e.g., the Mortality and Expense Risk Charge) would be deducted. See Appendix G for examples.

Loans. No loans are permitted on Contracts with the ING Joint LifePay Plus rider.

Taxation. For more information about the tax treatment of amounts paid to you under the ING Joint LifePay Plus Rider, see "Federal Tax Considerations – Tax Consequences of Living Benefits and Death Benefit."

WITHDRAWALS

Except under certain qualified contracts, you may withdraw all or part of your money any time during the accumulation phase and before the death of the contract owner. If you request a withdrawal for more than 90% of the cash surrender value, and the remaining cash surrender value after the withdrawal is less than $2,500, we will treat it as a request to surrender the Contract.

You need to submit to us a written request specifying the Fixed Interest Allocations or subaccounts from which to withdraw amounts, otherwise we will make the withdrawal on a pro-rata basis from all of the subaccounts in which you are invested. If there is not enough contract value in the subaccounts, we will deduct the balance of the withdrawal from your Fixed Interest Allocations starting with the guaranteed interest periods nearest their maturity dates until we have honored your request. We will apply a Market Value Adjustment to any withdrawal from your Fixed Interest Allocation taken more than 30 days before its maturity date. Definitive guidance on the proper federal tax treatment of the Market Value Adjustment has not been issued. You may want to discuss the potential tax consequences of a Market Value Adjustment with your tax adviser. We will determine the contract value as of the close of business on the day we receive your withdrawal request at our Customer Service Center. The contract value may be more or less than the premium payments made.

If any limitation on allocations to the Restricted Funds has been exceeded, subsequent withdrawals must be taken so that the percentage of contract value in the Restricted Funds following the withdrawal would not be greater than the percentage of contract value in the Restricted Funds prior to the withdrawal. So in this event, you would either need to take your withdrawal from the Restricted Funds or pro-rata from all variable subaccounts.

Please be aware that the benefit we pay under certain optional benefit riders may be reduced by any withdrawals you take while the optional benefit rider is in effect. Withdrawals may be subject to taxation and tax penalties.

We offer the following three withdrawal options:

Regular Withdrawals
After the free look period, you may make regular withdrawals. Each withdrawal must be a minimum of $100. We will apply a Market Value Adjustment to any regular withdrawal you take from a Fixed Interest Allocation more than 30 days before its maturity date. See Appendix C for more information on the application of the Market Value Adjustment.

Systematic Withdrawals
You may choose to receive automatic systematic withdrawal payments (i) from the contract value in the subaccounts in which you are invested, or (ii) from the interest earned in your Fixed Interest Allocations. You may not elect the systematic withdrawal option if you are taking IRA withdrawals. Systematic withdrawals may be taken monthly, quarterly or annually. If you have contract value allocated to one or more Restricted Funds, and you elect to receive systematic withdrawals from the

subaccounts in which you are invested, the systematic withdrawals must be taken pro-rata from all subaccounts in which contract value is invested. If you do not have contract value allocated to a Restricted Fund and choose systematic withdrawals on a non pro-rata basis, we will monitor the withdrawals annually. If you subsequently allocate contract value to one or more Restricted Funds, we will require you to take your systematic withdrawals on a pro-rata basis from all subaccounts in which contract value is invested. There is no additional charge for this feature.

You decide the date on which you would like your systematic withdrawals to start. This date must be at least 30 days after the Contract Date and no later than the 28th day of the month. Subject to these rules, if you have not indicated the date, your systematic withdrawals will occur on the next business day after your Contract Date (or the monthly or quarterly anniversary thereof) for your desired frequency.

Each systematic withdrawal amount must be a minimum of $100. The amount of your systematic withdrawal can either be (i) a fixed dollar amount or (ii) an amount based on a percentage of your contract value. Both forms of systematic withdrawals are subject to the applicable maximum as shown below, which is calculated on each withdrawal date:

Frequency	Maximum Percentage of Contract Value
Monthly	1.25%
Quarterly	3.75%
Annually	15.00%

If your systematic withdrawal is a fixed dollar amount and the amount to be withdrawn would exceed the applicable maximum percentage of your contract value on any withdrawal date, we will automatically reduce the amount withdrawn so that it equals such percentage. Thus, your fixed dollar systematic withdrawals will never exceed the maximum percentage. If you want fixed dollar systematic withdrawals to exceed the maximum percentage, consider the Fixed Dollar Systematic Withdrawal Feature discussed below which you may add to your regular fixed dollar systematic withdrawal program.

If your systematic withdrawal is based on a percentage of your contract value and the amount to be withdrawn based on that percentage would be less than $100, we will contact you and seek alternative instructions. Unless you instruct otherwise, if the systematic withdrawal would exceed the maximum percentage, we will send the amount, and then automatically cancel your systematic withdrawal option.

We limit systematic withdrawals from Fixed Interest Allocations to interest earnings during the prior month, quarter, or year, depending on the frequency you chose. Systematic withdrawals are not subject to a Market Value Adjustment, unless you have added the Fixed Dollar Systematic Withdrawal Feature discussed below and the payments exceed interest earnings. Systematic withdrawals from Fixed Interest Allocations under the Fixed Dollar Systematic Withdrawal Feature are available only in connection with Section 72(q) and 72(t) distributions. A Fixed Interest Allocation may not participate in both the systematic withdrawal option and the dollar cost averaging program at the same time.

You may change the amount or percentage of your systematic withdrawal or cancel this option at any time by sending satisfactory notice to our Customer Service Center at least 7 days before the next scheduled withdrawal date. If you submit a subsequent premium payment after you have applied for systematic withdrawals, we will not adjust future withdrawals under the systematic withdrawal program unless you specifically request that we do so. The systematic withdrawal option may commence in a contract year where a regular withdrawal has been taken but you may not change the amount or percentage of your withdrawals in any contract year during which you have previously taken a regular withdrawal.

Subject to availability, a spousal or non-spousal beneficiary may elect to receive death benefits as payments over the beneficiary's lifetime ("stretch"). Stretch payments will be subject to the same limitations as systematic withdrawals, and non-qualified stretch payments will be reported on the same basis as other systematic withdrawals.

Fixed Dollar Systematic Withdrawal Feature
You may add the Fixed Dollar Systematic Withdrawal Feature to your regular fixed dollar systematic withdrawal program. This feature allows you to receive a systematic withdrawal in a fixed dollar amount in addition to your systematic withdrawal program regardless of any potential impact of Market Value Adjustments. Systematic withdrawals from Fixed Interest Allocations under the Fixed Dollar Systematic Withdrawal Feature are available only in connection with Section 72(q) and 72(t) distributions. You choose the amount of the fixed systematic withdrawals, which may total up to a maximum of 15% of your contract value as determined on the day we receive your election of this feature. We will not recalculate the maximum limit when you make additional premium payments, unless you instruct us to do so. We will assess a Market Value

Adjustment on the withdrawal date if the withdrawal from a Fixed Interest Allocation exceeds your interest earnings on the withdrawal date. We will apply any Market Value Adjustment directly to your contract value (rather than to the withdrawal) so that the amount of each systematic withdrawal remains fixed.

Fixed dollar systematic withdrawals which are intended to satisfy the requirements of Section 72(q) or 72(t) of the Tax Code may exceed the maximum. Such withdrawals are subject to Market Value Adjustments when they exceed the applicable maximum percentage.

IRA Withdrawals
If you have a non-Roth IRA Contract and will be at least age 70½ during the current calendar year, you may elect to have distributions made to you to satisfy requirements imposed by federal tax law. IRA withdrawals provide payout of amounts required to be distributed by the Internal Revenue Service ("IRS") rules governing mandatory distributions under qualified plans. We will send you a notice before your distributions commence. You may elect to take IRA withdrawals at that time, or at a later date. You may not elect IRA withdrawals and participate in systematic withdrawals at the same time. If you do not elect to take IRA withdrawals, and distributions are required by federal tax law, distributions adequate to satisfy the requirements imposed by federal tax law may be made. Thus, if you are participating in systematic withdrawals, distributions under that option must be adequate to satisfy the mandatory distribution rules imposed by federal tax law.

You choose the frequency of your IRA withdrawals (monthly, quarterly or annually) and the start date. This date must be at least 30 days after the Contract Date and no later than the 28th day of the month. Subject to these rules, if you have not indicated the date, your IRA withdrawals will occur on the next business day after your Contract Date for your desired frequency.

You may request us to calculate the amount you are required to withdraw from your Contract each year based on the information you give us and various choices you make. For information regarding the calculation and choices you have, see the SAI. Or, we will accept your written instructions regarding the calculated amount required to be withdrawn from your Contract each year. The minimum dollar amount you can withdraw is $100. When we determine the required IRA withdrawal amount for a taxable year based on the frequency you select, if that amount is less than $100, we will pay $100. At any time where the IRA withdrawal amount is greater than the contract value, we will cancel the Contract and send you the amount of the cash surrender value.

You may change the payment frequency of your IRA withdrawals or cancel this option at any time by sending satisfactory notice to our Customer Service Center at least 7 days before the next scheduled withdrawal date.

An IRA withdrawal from a Fixed Interest Allocation in excess of the amount allowed under systematic withdrawals will be subject to a Market Value Adjustment.

Consult your tax adviser regarding the tax consequences associated with taking withdrawals. You are responsible for determining that withdrawals comply with applicable law. A withdrawal made before the taxpayer reaches age 59½ may result in a 10% penalty tax. See "Federal Tax Considerations" for more details.

TRANSFERS AMONG YOUR INVESTMENTS (EXCESSIVE TRADING POLICY)

Between the end of the free look period and the annuity start date, you may transfer your contract value among the subaccounts in which you are invested and your Fixed Interest Allocations. We currently do not charge you for transfers made during a contract year, but reserve the right to charge for each transfer after the twelfth transfer in a contract year. **We also reserve the right to limit the number of transfers you may make and may otherwise modify or terminate transfer privileges if required by our business judgment or in accordance with applicable law.** We will apply a Market Value Adjustment to transfers from a Fixed Interest Allocation taken more than 30 days before its maturity date, unless the transfer is made under the dollar cost averaging program. Keep in mind that transfers between Covered Funds, Special Funds and Excluded Funds may negatively impact your death benefit or rider benefits.

If you allocate contract value to an investment option that has been designated as a Restricted Fund, your ability to transfer contract value to the Restricted Fund may be limited. A transfer to the Restricted Funds will not be permitted to the extent that it would increase the contract value in the Restricted Fund to more than the applicable limits following the transfer. We do not limit transfers from Restricted Funds. If the result of multiple reallocations is to lower the percentage of total contract value in

the Restricted Fund, the reallocation will be permitted even if the percentage of contract value in the Restricted Fund is greater than the limit.

Please be aware that the benefit we pay under an optional benefit rider may be affected by certain transfers you make while the rider is in effect. Transfers, including those involving Special Funds, may also affect your optional rider base. See "Living Benefit Riders."

The minimum amount that you may transfer is $100 or, if less, your entire contract value held in a subaccount or a Fixed Interest Allocation. To make a transfer, you must notify our Customer Service Center and all other administrative requirements must be met. We will determine transfer values at the end of the business day on which we receive the transfer request at our Customer Service Center. If we receive your transfer request after 4 p.m. Eastern Time or the close of regular trading of the New York Stock Exchange, we will make the transfer on the next business day.

Separate Account B and the Company will not be liable for following instructions communicated by telephone or other approved electronic means that we reasonably believe to be genuine. We may require personal identifying information to process a request for transfer made over the telephone, over the internet or other approved electronic means. Please be advised that the risk of a fraudulent transaction is increased with telephonic or electronic instructions, even if appropriate identifying information is provided.

Limits on Frequent or Disruptive Transfers

The contract is not designed to serve as a vehicle for frequent transfers. Frequent transfer activity can disrupt management of a fund and raise its expenses through:

- Increased trading and transaction costs;
- Forced and unplanned portfolio turnover;
- Lost opportunity costs; and
- Large asset swings that decrease the fund's ability to provide maximum investment return to all contract owners.

This in turn can have an adverse effect on fund performance. **Accordingly, individuals or organizations that use market-timing investment strategies or make frequent transfers should not purchase the contract.**

Excessive Trading Policy. We and the other members of the ING family of companies that provide multi-fund variable insurance and retirement products, have adopted a common Excessive Trading Policy to respond to the demands of the various fund families that make their funds available through our products to restrict excessive fund trading activity and to ensure compliance with Rule 22c-2 of the 1940 Act.

We actively monitor fund transfer and reallocation activity within our variable insurance products to identify violations of our Excessive Trading Policy. Our Excessive Trading Policy is violated if fund transfer and reallocation activity:

- Meets or exceeds our current definition of Excessive Trading, as defined below; or
- Is determined, in our sole discretion, to be disruptive or not in the best interests of other owners of our variable insurance and retirement products.

We currently define Excessive Trading as:

- More than one purchase and sale of the same fund (including money market funds) within a 60 calendar day period (hereinafter, a purchase and sale of the same fund is referred to as a "round-trip"). This means two or more round-trips involving the same fund within a 60 calendar day period would meet our definition of Excessive Trading; or
- Six round-trips involving the same fund within a twelve month period.

The following transactions are excluded when determining whether trading activity is excessive:

- Purchases or sales of shares related to non-fund transfers (for example, new purchase payments, withdrawals and loans);
- Transfers associated with scheduled dollar cost averaging, scheduled rebalancing or scheduled asset allocation programs;
- Purchases and sales of fund shares in the amount of $5,000 or less;

- Purchases and sales of funds that affirmatively permit short-term trading in their fund shares, and movement between such funds and a money market fund; and
- Transactions initiated by us, another member of the ING family of insurance companies or a fund.

If we determine that an individual or entity has made a purchase of a fund within 60 days of a prior round-trip involving the same fund, we will send them a letter (once per year) warning that another sale of that same fund within 60 days of the beginning of the prior round-trip will be deemed to be Excessive Trading and result in a six month suspension of their ability to initiate fund transfers or reallocations through the Internet, facsimile, Voice Response Unit (VRU), telephone calls to the ING Customer Service Center, or other electronic trading medium that we may make available from time to time ("Electronic Trading Privileges"). Likewise, if we determine that an individual or entity has made five round-trips involving the same fund within a rolling twelve month period, we will send them a letter warning that another purchase and sale of that same fund within twelve months of the initial purchase in the first round-trip in the prior twelve month period will be deemed to be Excessive Trading and result in a suspension of their Electronic Trading Privileges. According to the needs of the various business units, a copy of the warning letters may also be sent, as applicable, to the person(s) or entity authorized to initiate fund transfers or reallocations, the agent/registered representative or investment adviser for that individual or entity. A copy of the warning letters and details of the individual's or entity's trading activity may also be sent to the fund whose shares were involved in the trading activity.

If we determine that an individual or entity has violated our Excessive Trading Policy, we will send them a letter stating that their Electronic Trading Privileges have been suspended for a period of six months. Consequently, all fund transfers or reallocations, not just those which involve the fund whose shares were involved in the activity that violated our Excessive Trading Policy, will then have to be initiated by providing written instructions to us via regular U.S. mail. Suspension of Electronic Trading Privileges may also extend to products other than the product through which the Excessive Trading activity occurred. During the six month suspension period, electronic "inquiry only" privileges will be permitted where and when possible. A copy of the letter restricting future transfer and reallocation activity to regular U.S. mail and details of the individual's or entity's trading activity may also be sent, as applicable, to the person(s) or entity authorized to initiate fund transfers or reallocations, the agent/registered representative or investment adviser for that individual or entity and the fund whose shares were involved in the activity that violated our Excessive Trading Policy.

Following the six month suspension period during which no additional violations of our Excessive Trading Policy are identified, Electronic Trading Privileges may again be restored. We will continue to monitor the fund transfer and reallocation activity, and any future violations of our Excessive Trading Policy will result in an indefinite suspension of Electronic Trading Privileges. A violation of our Excessive Trading Policy during the six month suspension period will also result in an indefinite suspension of Electronic Trading Privileges.

We reserve the right to suspend Electronic Trading Privileges with respect to any individual or entity, with or without prior notice, if we determine, in our sole discretion, that the individual's or entity's trading activity is disruptive or not in the best interests of other owners of our variable insurance products, regardless of whether the individual's or entity's trading activity falls within the definition of Excessive Trading set forth above.

Our failure to send or an individual's or entity's failure to receive any warning letter or other notice contemplated under our Excessive Trading Policy will not prevent us from suspending that individual's or entity's Electronic Trading Privileges or taking any other action provided for in our Excessive Trading Policy.

We do not allow exceptions to our Excessive Trading Policy. We reserve the right to modify our Excessive Trading Policy, or the policy as it relates to a particular fund, at any time without prior notice, depending on, among other factors, the needs of the underlying fund(s), the best interests of contract owners and fund investors and/or state or federal regulatory requirements. If we modify our policy, it will be applied uniformly to all contract owners or, as applicable, to all contract owners investing in the underlying fund.

Our Excessive Trading Policy may not be completely successful in preventing market timing or excessive trading activity. If it is not completely successful, fund performance and management may be adversely affected, as noted above.

Limits Imposed by the Funds. Each underlying fund available through the variable insurance and retirement products offered by us and/or the other members of the ING family of insurance companies, either by prospectus or stated contract, has adopted or may adopt its own excessive/frequent trading policy, and orders for the purchase of fund shares are subject to acceptance or rejection by the underlying fund. We reserve the right, without prior notice, to implement fund purchase restrictions and/or limitations on an individual or entity that the fund has identified as violating its excessive/frequent trading policy and to reject any allocation or transfer request to a subaccount if the corresponding fund will not accept the allocation or transfer for any

reason. All such restrictions and/or limitations (which may include, but are not limited to, suspension of Electronic Trading Privileges and/or blocking of future purchases of a fund or all funds within a fund family) will be done in accordance with the directions we receive from the fund.

Agreements to Share Information with Fund Companies. As required by Rule 22c-2 under the 1940 Act, we have entered into information sharing agreements with each of the fund companies whose funds are offered through the contract. Contract owner trading information is shared under these agreements as necessary for the fund companies to monitor fund trading and our implementation of our Excessive Trading Policy. Under these agreements, the company is required to share information regarding contract owner transactions, including but not limited to information regarding fund transfers initiated by you. In addition to information about contract owner transactions, this information may include personal contract owner information, including names and social security numbers or other tax identification numbers.

As a result of this information sharing, a fund company may direct us to restrict a contract owner's transactions if the fund determines that the contract owner has violated the fund's excessive/frequent trading policy. This could include the fund directing us to reject any allocations of premium or contract value to the fund or all funds within the fund family.

Dollar Cost Averaging
You may elect to participate in our dollar cost averaging (DCA) program through either the ING Liquid Assets Portfolio or a Fixed Interest Allocation, subject to availability, starting 30 days after the Contract Date. These investment options serve as the source accounts from which we will, on a monthly basis, automatically transfer a set dollar amount of money to the subaccounts you specify. There is no additional charge for dollar cost averaging. Dollar cost averaging is not available with automatic rebalancing and may be subject to limited availability with systematic withdrawals.

We also may offer DCA Fixed Interest Allocations for durations of 6 months and 1 year, subject to availability, exclusively for use with the dollar cost averaging program.

The dollar cost averaging program is designed to lessen the impact of market fluctuation on your investment. Since we transfer the same dollar amount to other subaccounts each month, more units of a subaccount are purchased if the value of its unit is low and fewer units are purchased if the value of its unit is high. Therefore, a lower than average value per unit may be achieved over the long term. However, we cannot guarantee this. When you elect the dollar cost averaging program, you are continuously investing in securities regardless of fluctuating price levels. You should consider your tolerance for investing through periods of fluctuating price levels.

Dollar cost averaging requires a minimum monthly transfer amount of $100. We will transfer all your money allocated to that source account into the subaccount(s) you specify in equal payments over the relevant duration. The last payment will include earnings accrued over the duration. If you make an additional premium payment into a Fixed Interest Allocation subject to dollar cost averaging, the amount of your transfers under the dollar cost averaging program remains the same, unless you instruct us to increase the transfer amount.

Transfers under the dollar cost averaging program are not subject to a Market Value Adjustment. However, if you terminate the dollar cost averaging program for a DCA Fixed Interest Allocation and there is money remaining in the DCA Fixed Interest Allocation, we will transfer the remaining money to the ING Liquid Assets Portfolio. Such transfer will trigger a Market Value Adjustment if the transfer is made more than 30 days before the maturity date of the DCA Fixed Interest Allocation.

If you do not specify to which subaccounts you want to transfer the dollar amount of the source account, we will transfer the money to the subaccounts in which you are invested on a proportional basis, subject to any fund purchase restrictions. The transfer date is the same day each month as your contract date. If, on any transfer date, your contract value in a source account is equal or less than the amount you have elected to have transferred, the entire amount will be transferred and the program will end. You may terminate the dollar cost averaging program at any time by sending satisfactory notice to our Customer Service Center at least 7 days before the next transfer date.

Transfers under the DCA program must be in compliance with the investment restrictions for the living benefit riders. If you set up DCA transfers that are not in compliance with such restrictions, the fixed allocation funds automatic rebalancing feature of those living benefit riders will automatically rebalance the amounts to bring them into compliance.

You are permitted to transfer contract value to a Restricted Fund, subject to the limitations described above in this section and in "Trusts and Funds – Restricted Funds." Compliance with the individual and aggregate Restricted Fund limits will be reviewed when the dollar cost averaging program is established. Transfers under the dollar cost averaging program must be

within those limits. We will not review again your dollar cost averaging election for compliance with the individual and aggregate limits for investment in the Restricted Funds except in the case of the transactions described below.

- Amount added to source account: If you add amounts to the source account which would increase the amount to be transferred under the dollar cost averaging program, we will review the amounts to be transferred to ensure that the individual and aggregate limits are not being exceeded. If such limits would be exceeded, we will require that the dollar cost averaging transfer amounts be changed to ensure that the transfers are within the limits based on the then-current allocation of contract value to the Restricted Fund(s) and the then-current value of the amount designated to be transferred to that Restricted Fund(s).

- Additional premium paid: Up to the individual Restricted Fund percentage limit may be allocated to a Restricted Fund. If you request more than the individual limit be allocated to a Restricted Fund, we will look at the aggregate limit, subtract the current allocation to Restricted Funds, and subtract the current value of amounts to be transferred under the dollar cost averaging program to Restricted Funds. The excess, if any, is the maximum that may be allocated pro-rata to the Restricted Funds.

- Reallocation request is made while the dollar cost averaging program is active: If the reallocation would increase the amount allocated to Restricted Funds, the maximum that may be so allocated is the individual Restricted Fund percentage limit, less the current allocation to Restricted Funds and less the current value of any remaining amounts to be transferred under the dollar cost averaging program to the Restricted Funds.

We may offer additional subaccounts or fixed interest allocations as part of or withdraw any subaccount or Fixed Interest Allocation from the dollar cost averaging program, stop offering DCA Fixed Interest Allocations or otherwise modify, suspend or terminate this program. Such change will not affect any dollar cost averaging programs in operation at the time.

Automatic Rebalancing
If you have at least $10,000 of contract value invested in the subaccounts of Separate Account B, you may elect to have your investments in the subaccounts automatically rebalanced. Automatic rebalancing is not available if you participate in dollar cost averaging. Automatic rebalancing will not take place during the free look period. Automatic rebalancing is subject to any fund purchase restrictions; however, transfers made pursuant to automatic rebalancing do not count toward the 12-transfer limit on free transfers. There is no additional charge for this feature.
You are permitted to reallocate between Restricted and non-Restricted Funds, subject to the limitations described above, in this section and in "Trust and Funds – Restricted Funds." If the reallocation would increase the amount allocated to the Restricted Funds, the maximum that may be so allocated is the individual Restricted Fund percentage limit, less the current allocation to all Restricted Funds.

We will transfer funds under your Contract on a quarterly, semi-annual, or annual calendar basis among the subaccounts to maintain the investment blend of your selected subaccounts. The minimum size of any allocation must be in full percentage points. Rebalancing does not affect any amounts that you have allocated to Fixed Account I. The program may be used in conjunction with the systematic withdrawal option only if withdrawals are taken pro-rata.

To participate in automatic rebalancing, send satisfactory notice to our Customer Service Center. We will begin the program on the last business day of the period in which we receive the notice. You may cancel the program at any time. The program will automatically terminate if you choose to reallocate your contract value among the subaccounts or if you make an additional premium payment or partial withdrawal on other than a pro-rata basis. Additional premium payments and partial withdrawals made on a pro-rata basis will not cause the automatic rebalancing program to terminate.

DEATH BENEFIT CHOICES

Death Benefit During the Accumulation Phase
During the accumulation phase, a death benefit (and earnings multiplier benefit, if elected) is payable when either the contract owner, or the first of joint owners or the annuitant (when a contract owner is not an individual) dies before the annuity start date. Assuming you are the contract owner, your beneficiary will receive a death benefit unless the beneficiary is your surviving spouse and elects to continue the Contract. We calculate the death benefit value as of the close of the business day on which we receive written notice and due proof of death, as well as any required paperwork, at our Customer Service Center ("claim date"). If your beneficiary wants to receive the death benefit on a date later than this, it may affect the amount of the benefit payable in the future. The proceeds may be received in a single sum, applied to any of the annuity options, or, if

available, paid over the beneficiary's lifetime. (See "Systematic Withdrawals" above). A beneficiary's right to elect an annuity option or receive a lump-sum payment may have been restricted by the contract owner. If so, such rights or options will not be available to the beneficiary.

If we do not receive a request to apply the death benefit proceeds to an annuity option, we will make a single sum distribution. Unless you elect otherwise, the distribution will generally be made into an interest bearing account, backed by our general account. This account is not FDIC insured and can be accessed by the beneficiary through a draftbook feature. The beneficiary may access death benefit proceeds at any time without penalty. Interest credited under this account may be less than under other settlement options, and the Company seeks to make a profit on these accounts. We will generally distribute death benefit proceeds within 7 days after our Customer Service Center has received sufficient information to make the payment. For information on required distributions under federal income tax laws, you should see "Required Distributions upon Contract Owner's Death." At the time of death benefit election, the beneficiary may elect to receive the death benefit proceeds directly by check rather than through the draftbook feature of the interest bearing account by notifying the Customer Service Center.

You may choose one of the following Death Benefits: (i) the Standard Death Benefit, (ii) the Annual Ratchet Enhanced Death Benefit or (iii) the Max 7 Enhanced Death Benefit. The Standard Death Benefit is available SO LONG AS both the annuitant and the contract owner are age 85 or younger at the time of application. Availability of an Enhanced Death Benefit option plus a living benefit rider is subject to the following limitations.

Maximum Issue Age	Option	Additional Requirement
79	Annual Ratchet Enhanced Death Benefit	ING LifePay Plus rider or ING Joint LifePay Plus rider is also purchased.
75	Annual Ratchet Enhanced Death Benefit	All living benefit riders are available.
69	Max 7 Enhanced Death Benefit	No living benefit rider is available.

The maximum issue age applies to both the annuitant and contract owner at the time of application. The Max 7 Enhanced Death Benefit is not available for purchase with any living benefit rider. Also, the maximum issue age for a Contract with the Standard Death Benefit is limited to age 75 to purchase the MGIB rider.

Before May 1, 2009, the maximum issue age was 80 for a Contract with the Standard Death benefit. Also, you could purchase a Contract with the Max 7 Enhanced Death Benefit SO LONG AS both the contract owner and the annuitant (if the contract owner is not an individual) were age 79 or younger at the time of application AND you purchased the ING LifePay Plus rider or ING Joint LifePay Plus rider (or the version of the lifetime guaranteed withdrawal benefit rider available to you). Otherwise, the maximum issue age was 75 for a Contract with either the Annual Ratchet Enhanced Death Benefit or the Max 7 Enhanced Death Benefit. Before January 12, 2009, the Quarterly Ratchet Enhanced Death Benefit was available in place of the Annual Ratchet Enhanced Death Benefit. Before April 28, 2008, the maximum issue age was 79 for a Contract with either the Quarterly Ratchet Enhanced Death Benefit or Max 7 Enhanced Death Benefit. The Annual Ratchet Enhanced Death Benefit or Max 7 Enhanced Death Benefit are available only at the time you purchase your Contract. Neither the Annual Ratchet Enhanced Death Benefit nor Max 7 Enhanced Death Benefit is available when a Contract is owned by joint owners, or joint annuitants if the contract owners are not individuals. Not all death benefits are available in every state. If you do not choose a death benefit, your death benefit will be the Standard Death Benefit.

Once you choose a death benefit, you cannot change it. We may stop or suspend offering any of the Enhanced Death Benefit options to new Contracts. A change in ownership of the Contract may affect the amount of the death benefit and the Enhanced Death Benefit. The ING LifePay Plus and ING Joint LifePay Plus riders may also affect the death benefit.

The death benefit may be subject to certain mandatory distribution rules required by federal tax law.

In all cases described below, the amount of the death benefit could be reduced by premium taxes owed and withdrawals not previously deducted.

   Base Death Benefit. We use the Base Death Benefit to help determine the minimum death benefit payable under each of the death benefit options described below. You do not elect the Base Death Benefit. The Base Death Benefit is equal to the greater of:

   1) the contract value; or
   2) the cash surrender value.

Standard Death Benefit. The **Standard Death Benefit** equals the **greater** of:

1) the Base Death Benefit; and
2) the Standard Minimum Guaranteed Death Benefit ("Standard MGDB") for amounts allocated to Covered Funds plus the contract value allocated to Excluded Funds.

Covered Funds are all investment options not designated as Excluded Funds. No investment options are currently designated as Excluded Funds for purposes of the Standard Death Benefit.

The Standard MGDB allocated to Covered Funds equals premium payments allocated to Covered Funds less pro-rata adjustments for any withdrawals and transfers.

The Standard MGDB allocated to Excluded Funds equals premium payments allocated to Excluded Funds less pro-rata adjustments for any withdrawals and transfers. This calculation is not used for benefit purposes, but only to determine the impact of transfers to and from Excluded Funds.

Withdrawals reduce the Standard MGDB on a pro-rata basis. The percentage reduction in the Standard MGDB for each Fund category (i.e., Covered or Excluded) equals the percentage reduction in contract value in that Fund category resulting from the withdrawal. The pro-rata adjustment is based on the change in contract value resulting from the withdrawal, not the amount requested.

Transfers among Fund categories do not reduce the overall Standard MGDB.

- Net transfers from Covered Funds to Excluded Funds will reduce the Standard MGDB in the Covered Funds on a pro-rata basis. The increase in the Standard MGDB allocated to Excluded Funds will equal the decrease in the Standard MGDB in Covered Funds.
- Net transfers from Excluded Funds to Covered Funds will reduce the Standard MGDB in Excluded Funds on a pro-rata basis. The increase in the Standard MGDB allocated to Covered Funds will equal the lesser of the net contract value transferred and the decrease in the Standard MGDB in Excluded Funds.

Enhanced Death Benefit Options. The Contract has Enhanced Death Benefit options designed to protect the contract value from poor investment performance and the impact that poor investment performance could have on the Standard Death Benefit. The Enhanced Death Benefit options enable you to lock in positive investment performance. Under the Enhanced Death Benefit options, if you die before the annuity start date, your beneficiary will receive the greater of the Standard Death Benefit or the Enhanced Death Benefit option elected. The criteria to lock are different. The Annual Ratchet Enhanced Death Benefit locks annually. The Max 7 Enhanced Death Benefit not only locks annually, but also has an additional element that locks annually at a specified interest rate, so your death benefit under the Max 7 Enhanced Death Benefit would be the greater of these two elements. Which Enhanced Death Benefit option is right for you ultimately depends on whether you want the lock to include a specified interest rate, besides the additional charge. The Enhanced Death Benefit options are explained further below.

Before January 12, 2009, the Quarterly Ratchet Enhanced Death Benefit was available in place of the Annual Ratchet Enhanced Death Benefit; the frequency of the ratchet component was quarterly for both Enhanced Death Benefit options: the Quarterly Ratchet Enhanced Death Benefit and Max 7 Enhanced Death Benefit.

Allocation restrictions apply for purposes of determining death benefits. Selecting a Special Fund or Excluded Fund may limit or reduce the Enhanced Death Benefit. We may, with 30 days notice to you, designate any investment portfolio as a Special Fund or Excluded Fund on existing contracts with respect to new premiums added to such investment portfolio and also with respect to new transfers to such investment portfolio.

For the period during which a portion of the contract value is allocated to a Special Fund or Excluded Fund, we may, at our discretion, reduce the mortality and expense risk charge attributable to that portion of the contract value. The reduced mortality and expense risk charge will be applicable only during that period.

The **Annual Ratchet Enhanced Death Benefit** equals the greater of:

1) the Standard Death Benefit; and
2) the Annual Ratchet Minimum Guaranteed Death Benefit ("Annual Ratchet MGDB") allocated to Covered Funds plus the contract value allocated to Excluded Funds.

Covered Funds are all investment options not designated as Excluded Funds. No investment options are currently designated as Excluded Funds for purposes of the Annual Ratchet MGDB.

The Annual Ratchet Enhanced Death Benefit was the Quarterly Ratchet Enhanced Death Benefit before January 12, 2009, so the Annual Ratchet MGDB was the Quarterly Ratchet MGDB.

The Annual Ratchet MGDB allocated to Covered Funds on the contract date equals the premium allocated to Covered Funds. On each contract anniversary that occurs on or prior to attainment of age 90, the Annual Ratchet MGDB in Covered Funds will be set to the greater of:

1) the current contract value in Covered Funds (after deductions occurring as of that date); or
2) the Annual Ratchet MGDB in Covered Funds from the prior contract anniversary (after deductions occurring on that date), adjusted for new premiums, partial withdrawals attributable to Covered Funds, and transfers.

Other than on contract anniversaries, the Annual Ratchet MGDB in the Covered Funds is equal to the Quarterly Ratchet MGDB in the Covered Funds from the last contract anniversary, adjusted for new premiums, partial withdrawals attributable to Covered Funds, and transfers.

Before January 12, 2009, the Annual Ratchet MGDB allocated to Covered Funds was the Quarterly Ratchet MGDB allocated to Covered Funds. On the contract date, the Quarterly Ratchet MGDB in Covered Funds equals the premium allocated to Covered Funds. On each quarterly anniversary (three months from the contract date and each three month anniversary of that date) that occurs on or prior to attainment of age 90, the Quarterly Ratchet MGDB in Covered Funds will be set to the greater of:

1) the current contract value in Covered Funds (after deductions occurring as of that date); and
2) the Quarterly Ratchet MGDB in Covered Funds from the prior quarterly anniversary (after deductions occurring on that date), adjusted for new premiums, partial withdrawals attributable to Covered Funds, and transfers.

Other than on quarterly anniversaries, the Quarterly Ratchet MGDB in the Covered Funds is equal to the Quarterly Ratchet MGDB in the Covered Funds from the last quarterly anniversary, adjusted for new premiums, partial withdrawals attributable to Covered Funds, and transfers.

The Annual Ratchet MGDB allocated to Excluded Funds on the contract date equals the premium allocated to Excluded Funds. The calculation is not used for benefit purposes, but only to determine the impact of transfers to and from Excluded Funds. On each contract anniversary that occurs on or prior to attainment of age 90, the Annual Ratchet MGDB in Excluded Funds will be set to the greater of:

1) the current contract value in Excluded Funds (after deductions occurring as of that date); or
2) the Annual Ratchet MGDB in the Excluded Funds from the prior contract anniversary (after deductions occurring on that date), adjusted for new premiums, partial withdrawals attributable to Excluded Funds, and transfers.

Other than on contract anniversaries, the Annual Ratchet MGDB in the Excluded Funds is equal to the Annual Ratchet MGDB in the Excluded Funds from the last contract anniversary, adjusted for new premiums, partial withdrawals attributable to Excluded Funds, and transfers.

Before January 12, 2009, the Annual Ratchet MGDB allocated to Excluded Funds was the Quarterly Ratchet MGDB allocated to Excluded Funds. The calculation is not used for benefit purposes, but only to determine the impact of transfers to and from Excluded Funds. On each quarterly anniversary that occurs on or prior to attainment of age 90, the Quarterly Ratchet MGDB in Excluded Funds will be set to the greater of:

1) the current contract value in Excluded Funds (after deductions occurring as of that date); or
2) the Quarterly Ratchet MGDB in the Excluded Funds from the prior quarterly anniversary (after deductions occurring on that date), adjusted for new premiums, partial withdrawals attributable to Excluded Funds, and transfers.

Other than on quarterly anniversaries, the Quarterly Ratchet MGDB in the Excluded Funds is equal to the Quarterly Ratchet MGDB in the Excluded Funds from the last quarterly anniversary, adjusted for new premiums, partial withdrawals attributable to Excluded Funds, and transfers.

Withdrawals reduce the Annual Ratchet MGDB on a pro-rata basis. The pro-rata adjustment is based on the change in contract value resulting from the withdrawal, not the amount requested.

Net transfers from Covered Funds to Excluded Funds will reduce the Annual Ratchet MGDB in Covered Funds on a pro-rata basis. The increase in the Annual Ratchet MGDB allocated to Excluded Funds, as applicable, will equal the decrease in the Annual Ratchet MGDB in Covered Funds.

Net transfers from Excluded Funds to Covered Funds will reduce the Annual Ratchet MGDB in Excluded Funds on a pro-rata basis. The increase in the Annual Ratchet MGDB allocated to Covered Funds will equal the lesser of the net contract value transferred and the reduction in the Annual Ratchet MGDB in Excluded Funds.

Before January 12, 2009, the Annual Ratchet MGDB was the Quarterly Ratchet MGDB. Withdrawals and net transfers to and from Covered Funds and Excluded Funds would have the same outcome.

The **Max 7 Enhanced Death Benefit** equals the greater of the Annual Ratchet Enhanced Death Benefit and the 7% Solution Death Benefit Element. Each element of the Max 7 Enhanced Death Benefit is determined independently of the other at all times.

Before January 12, 2009, the Annual Ratchet Enhanced Death Benefit was the Quarterly Ratchet Enhanced Death Benefit.

The **7% Solution Death Benefit Element** is the greater of:

1) the Standard Death Benefit; and

2) the lesser of:

   (a) 2.5 times all premium payments, adjusted for withdrawals (the "cap"); and
   (b) the sum of the 7% Solution Minimum Guaranteed Death Benefit Element ("7% MGDB") allocated to Covered Funds, the 7% MGDB allocated to Special Funds, and the contract value allocated to Excluded Funds.

   For Contracts issued prior to August 21, 2006, the cap is 3 times all premium payments, adjusted for withdrawals.

For purposes of calculating the 7% Solution Death Benefit Element, the following investment options are designated as Special Funds:

- ING Liquid Assets Portfolio
- Fixed Interest Allocation

The ProFunds VP Rising Rates Opportunity Portfolio is also a Special Fund, but closed to new allocations effective April 30, 2007.

For Contracts issued prior to September 2, 2003, however, the ProFunds VP Rising Rates Opportunity Portfolio is not designated as a Special Fund.

The ING Limited Maturity Bond Portfolio is a Special Fund, but closed to new allocations effective March 12, 2004.

For Contracts issued on or after May 1, 2003, but prior to August 21, 2006, the ING Intermediate Bond Portfolio is designated as a Special Fund.

Covered Funds are all investment options not designated as Special Funds or Excluded Funds. No investment options are currently designated as Excluded Funds.

The 7% MGDB allocated to Covered Funds equals premiums allocated to Covered Funds, adjusted for withdrawals and transfers, accumulated at 7% annually until age 80 or the 7% MGDB reaches the cap. There is no accumulation once the cap is reached. Payment of additional premiums may cause the accumulation to resume, but there is no catch-up for any period where accumulation was suspended. The Max 7 Enhanced Death Benefit available for some Contracts issued in 2001 or earlier allows for accumulation to continue beyond age 80, subject to the cap. Please see your Contract for details regarding the terms of your death benefit.

The 7% MGDB allocated to Special Funds equals premiums allocated to Special Funds, adjusted for withdrawals and transfers. There is no accumulation of 7% MGDB allocated to Special Funds.

The 7% MGDB allocated to Excluded Funds is determined in the same way as the 7% MGDB for Covered Funds, but the calculation is not used for benefit purposes, but only to determine the impact of transfers to and from Excluded Funds.

Withdrawals reduce the 7% MGDB on a pro-rata basis. The percentage reduction in the 7% MGDB for each Fund category (i.e., Covered, Special or Excluded) equals the percentage reduction in contract value in that Fund category resulting from the withdrawal. The percentage reduction in the cap equals the percentage reduction in total contract value resulting from the withdrawal. The pro-rata adjustment is based on the change in contract value resulting from the withdrawal, not the amount requested.

Transfers among Fund categories do not reduce the overall 7% MGDB, but do affect the amount of the 7% MGDB in a particular Fund category. Net transfers from among the Funds will reduce the 7% MGDB in the Funds on a pro-rata basis. The increase in the 7% MGDB allocated to the fund category to which the transfer is being made will equal the decrease in the fund category from which the transfer is being made.

Note: In all cases described above, the amount of the death benefit could be reduced by premium taxes owed and withdrawals not previously deducted. The enhanced death benefits may not be available in all states.

    Earnings Multiplier Benefit Rider. The earnings multiplier benefit rider is an optional rider that provides a separate death benefit in addition to the death benefit provided under the death benefit options described above. The rider is subject to state availability and is available only for issue ages 75 or under. You may add it at issue of the Contract or, if not yet available in your state, on the next contract anniversary following introduction of the rider in your state. The date on which the rider is added is referred to as the "rider effective date."

If the rider is added at issue, the rider provides a benefit equal to a percentage of the gain under the Contract, up to a gain equal to 150% of premiums adjusted for withdrawals ("Maximum Base"). Currently, if added at issue, the earnings multiplier benefit is equal to 55% (30% for issue ages 70 and above) of the lesser of: i) the Maximum Base; and ii) the contract value on the claim date minus premiums adjusted for withdrawals. If added after issue, the earnings multiplier benefit is equal to 55% (30% for issue ages 70 and above) of the lesser of: i) 150% of the contract value on the rider effective date, plus subsequent premiums adjusted for subsequent withdrawals; and ii) the contract value on the claim date minus the contract value on the rider effective date, minus subsequent premiums adjusted for subsequent withdrawals. The adjustment to the benefit for withdrawals is pro-rata, meaning that the benefit will be reduced by the proportion that the withdrawal bears to the contract value at the time of the withdrawal.

There is an extra charge for the earnings multiplier benefit rider and once selected, it may not be revoked. The rider does not provide a benefit if there is no gain under the Contract. As such, the Company would continue to assess a charge for the rider, even though no benefit would be payable at death under the rider if there are no gains under the Contract. Please see "Charges and Fees — Charges Deducted from the Subaccounts – Optional Rider Charges - Earnings Multiplier Benefit Rider Charge" for a description of the charge.

The rider is available for both non-qualified and qualified contracts. Please see the discussions of possible tax consequences in "Federal Tax Considerations – Tax Consequences of Living Benefits and Enhanced Death Benefit," in this prospectus.

Death Benefit During the Income Phase
If any contract owner or the annuitant dies after the annuity start date, we will pay the beneficiary any certain benefit remaining under the annuity in effect at the time.

Continuation After Death — Spouse

If at the contract owner's death, the surviving spouse of the deceased contract owner is the beneficiary and such surviving spouse elects to continue the contract as his or her own, the following will apply:

If the guaranteed death benefit as of the date we receive due proof of death, minus the contract value on that date is greater than zero, we will add such difference to the contract value. We will allocate such addition to the variable subaccounts in proportion to the contract value in the subaccounts, unless you direct otherwise. If there is no contract value in any subaccount, we will allocate the addition to the ING Liquid Assets Portfolio, or its successor. Such addition to contract value will not affect the guaranteed death benefit or any living benefit rider values. Any addition to contract value is available only to the spouse of the owner as of the date of death of the owner if such spouse under the provisions of the contract elects to continue the contract as his or her own.

The death benefits under each of the available options will continue, based on the surviving spouse's age on the date that ownership changes.

If you elect the Annual Ratchet Death Benefit (Quarterly Ratchet Enhanced Death Benefit before January 12, 2009) or the Max 7 Enhanced Death Benefit and the new or surviving owner is attained 89 or less, ratchets will continue, (or resume if deceased owner had already reached age 90) until the new or surviving owner reaches age 90. If you elected the Max 7 Enhanced Death Benefit, the new or surviving owner is attained age 79 or less, the Max 7 Enhanced Death Benefit continues or resumes accumulation until either the cap or the attained age of 80 is reached.

If you elected the earnings multiplier benefit rider, and the benefit would otherwise be payable, we will add the benefit to the contract value and allocate the benefit among the variable subaccounts in proportion to the contract value in the subaccounts, unless you direct otherwise. If there is no contract value in any subaccount, we will allocate the benefit to the ING Liquid Assets Portfolio subaccount, or its successor.

The earnings multiplier benefit rider will continue, if the surviving spouse is eligible based on his or her attained age. If the surviving spouse is older than the maximum rider issue age, the rider will terminate. The Maximum Base and the percentages will be reset based on the adjusted contract value. The calculation of the benefit going forward will be: (i) based on the attained age of the spouse at the time of the ownership change using current values as of that date; (ii) computed as if the rider were added to the Contract after issue and after the increase; and (iii) based on the Maximum Base and percentages in effect on the original rider date. However, we may permit the surviving spouse to elect to use the then-current Maximum Base and percentages in the benefit calculation.

Continuation After Death — Not a Spouse

If the beneficiary or surviving joint owner is not the spouse of the owner, the contract may defer payment of the death benefit subject to the required distribution rules of the Tax Code. See next section, "Required Distributions Upon Contract Owner's Death."

If the guaranteed death benefit as of the date we receive due proof of death, minus the contract value also on that date, is greater than zero, we will add such difference to the contract value. Such addition will be allocated to the variable subaccounts in proportion to the contract value in the subaccounts, unless we are directed otherwise. If there is no contract value in any subaccount, the addition will be allocated to the ING Liquid Assets Portfolio subaccount, or its successor.

The death benefit will then terminate. No additional premium payments may be made.

If you elected the earnings multiplier benefit rider, and the benefit would otherwise be payable, we will add the benefit to the contract value and allocate the benefit among the variable subaccounts in proportion to the contract value in the subaccounts, unless you direct otherwise. If there is no contract value in any subaccount, we will allocate the benefit to the ING Liquid Assets Portfolio, or its successor. The earnings multiplier benefit rider then terminates, whether or not a benefit was payable under the terms of the rider.

Required Distributions Upon Contract Owner's Death

We will not allow any payment of benefits provided under a non-qualified Contract which does not satisfy the requirements of Section 72(s) of the Tax Code.

If any contract owner of a non-qualified contract dies before the annuity start date, we will distribute the death benefit payable to the beneficiary as follows: (a) the death benefit must be completely distributed within 5 years of the contract owner's date of death; or (b) the beneficiary may elect, within the 1-year period after the contract owner's date of death, to receive the death

benefit in the form of an annuity from us, provided that (i) such annuity is distributed in substantially equal installments over the life of such beneficiary or over a period not extending beyond the life expectancy of such beneficiary; and (ii) such distributions begin not later than 1 year after the contract owner's date of death.

Notwithstanding (a) and (b) above, if the sole contract owner's beneficiary is the deceased owner's surviving spouse, then such spouse may elect to continue the Contract under the same terms as before the contract owner's death. Upon receipt of such election from the spouse at our Customer Service Center: (i) all rights of the spouse as contract owner's beneficiary under the Contract in effect prior to such election will cease; (ii) the spouse will become the owner of the Contract and will also be treated as the contingent annuitant, if none has been named and only if the deceased owner was the annuitant; and (iii) all rights and privileges granted by the Contract or allowed by us will belong to the spouse as contract owner of the Contract. We deem the spouse to have made this election if such spouse makes a premium payment to the Contract or fails to make a timely election as described in this paragraph.

If the owner's beneficiary is not a spouse, the distribution provisions described in subparagraphs (a) and (b) above, will apply even if the annuitant and/or contingent annuitant are alive at the time of the contract owner's death.

Subject to availability, and our then current rules, a spousal or non-spousal beneficiary may elect to receive death benefits as payments over the life expectancy of the beneficiary ("stretch"). "Stretch" payments will be subject to the same limitations as systematic withdrawals, and non-qualified "stretch" payments will be reported on the same basis as other systematic withdrawals.

If we do not receive an election from an owner's beneficiary who is not a spouse within the 1-year period after the contract owner's date of death, then we will pay the death benefit to the owner's beneficiary in a cash payment within five years from the date of death. We will determine the death benefit as of the date we receive proof of death. Such cash payment will be in full settlement of all our liability under the Contract.

If a contract owner dies after the annuity start date, all of the contract owner's rights granted under the Contract or allowed by us will pass to the contract owner's beneficiary.

If a contract has joint owners we will consider the date of death of the first joint owner as the death of the contract owner, and the surviving joint owner will become the beneficiary of the Contract. If any contract owner is not an individual, the death of an annuitant shall be treated as the death of a contract owner.

THE ANNUITY OPTIONS

Annuitization of Your Contract
If the annuitant and contract owner are living on the annuity start date, we will begin making payments to the contract owner under an income plan. Four fixed payment annuity options are currently available. We will make these payments under the annuity option you choose. You may change an annuity option by making a written request to us at least 30 days before the annuity start date. Living benefit riders automatically terminate when the income phase of your Contract begins. The MGIB annuity benefit may be available if you have purchased the MGIB rider, provided the waiting period and other specified conditions have been met. The Maximum Annual Withdrawal may be available with the ING LifePay Plus or ING Joint LifePay Plus riders. There is no death benefit after the annuity start date.

You may also elect an annuity option on surrender of the Contract for its cash surrender value or you may choose one or more annuity options for the payment of death benefit proceeds while it is in effect and before the annuity start date. If, at the time of the contract owner's death or the annuitant's death (if the contract owner is not an individual), no option has been chosen for paying death benefit proceeds, the beneficiary may choose an annuity option. In such a case, the payments will be based on the life expectancy of the beneficiary rather than the life of the annuitant. In all events, payments of death benefit proceeds must comply with the distribution requirements of applicable federal tax law.

The minimum monthly annuity income payment that we will make is $20. We may require that a single sum payment be made if the contract value is less than $2,000 or if the calculated monthly annuity income payment is less than $20.

For each annuity option we will issue a separate written agreement putting the annuity option into effect. Before we pay any annuity benefits, we require the return of your Contract. If your Contract has been lost, we will require that you complete and return the applicable lost Contract form. Various factors will affect the level of annuity benefits, such as the annuity option

chosen, the applicable payment rate used and the investment performance of the portfolios and interest credited to the Fixed Interest Allocations.

Our current annuity options provide only for fixed payments. Fixed annuity payments are regular payments, the amount of which is fixed and guaranteed by us. Payments under our current annuity options will last either for a specified period of time or for the life of the annuitant, or both – depending on the option. We will determine the amount of the annuity payments on the annuity start date by multiplying the contract value (adjusted for any market value adjustment and any rider charges that would be due) by the applicable payment factor provided under the Contract and dividing by 1,000. The applicable payment factor will depend on: the annuity option; payment date; the frequency of payments you choose; and the age of the annuitant or beneficiary (and gender, where appropriate under applicable law). Because our current annuity options provide only for fixed payments, subsequent payments will not differ from the amount of your first annuity payment.

Our approval is needed for any option where:

1) The person named to receive payment is other than the contract owner or beneficiary;
2) The person named is not a natural person, such as a corporation; or
3) Any income payment would be less than the minimum annuity income payment allowed.

Selecting the Annuity Start Date
You select the annuity start date, which is the date on which the annuity payments commence. Unless we consent, the annuity start date must be at least 5 years from the contract date but before the month immediately following the annuitant's 90th birthday.

If you do not select an annuity start date, it will automatically begin in the month following the annuitant's 90th birthday.

If the annuity start date occurs when the annuitant is at an advanced age, such as over age 85, it is possible that the Contract will not be considered an annuity for federal tax purposes. For more information, see "Federal Tax Considerations" and the SAI. For a Contract purchased in connection with a qualified plan, other than a Roth IRA, distributions must commence not later than April 1st of the calendar year following the calendar year in which you reach age 70½ or, in some cases, retire. Distributions may be made through annuitization or withdrawals. You should consult a tax adviser for tax advice before investing.

Frequency of Annuity Payments
You choose the frequency of the annuity payments. They may be monthly, quarterly, semi-annually or annually. If we do not receive written notice from you, we will make the payments monthly. There may be certain restrictions on minimum payments that we will allow.

Beneficiary Rights
A beneficiary's right to elect an annuity option or receive a lump sum may have been restricted by the contract owner. If so, such options will not be available to the beneficiary.

The Annuity Options
The Contract has 4 annuity options. Payments under Options 1, 2 and 3 are fixed. Payments under Option 4 may be fixed or variable, although **only fixed payments are currently available**. For a fixed annuity option, the contract value in the subaccounts is transferred to the Company's general account. If you do not choose annuity option, Option 2 – Income for Life with a 10-year period certain will be selected for you, or a shorter period if required by government regulations.

    Option 1. Income for a Fixed Period. Under this option, we make monthly payments in equal installments for a fixed number of years based on the contract value on the annuity start date. We guarantee that each monthly payment will be at least the amount stated in your Contract. If you prefer, you may request that payments be made in annual, semi-annual or quarterly installments. We will provide you with illustrations if you ask for them. If the cash surrender value or contract value is applied under this option, a 10% penalty tax may apply to the taxable portion of each income payment until the contract owner reaches age 59½.

    Option 2. Income for Life with a Period Certain. Under this option, we make payments for the life of the annuitant in equal monthly installments and guarantee the income for at least a period certain, such as 10 or 20 years. Other periods certain may be available to you on request. You may choose a refund period instead. Under this arrangement, income is guaranteed until payments equal the amount of your Contract. If the person named lives beyond the guaranteed period, we will continue payments until his or her death. We guarantee that each payment will be at least the amount specified in the Contract

corresponding to the person's age on his or her last birthday before the annuity start date. Amounts for ages not shown in the Contract are available if you ask for them.

Option 3. Joint Life Income. This option is available when there are 2 persons named to determine annuity payments. At least one of the persons named must be either the contract owner or beneficiary of the Contract. We guarantee monthly payments will be made as long as at least one of the named persons is living. There is no minimum number of payments. Monthly payment amounts are available upon request.

Option 4. Annuity Plan. Under this option, your contract value can be applied to any other annuitization plan that we choose to offer on the annuity start date. Annuity payments under Option 4 may be fixed or variable. If variable and subject to the 1940 Act, it will comply with the requirements of such Act.

Payment When Named Person Dies
When the person named to receive payment dies, we will pay any amounts still due as provided in the annuity agreement between you and ING USA. The amounts we will pay are determined as follows:

1) For Option 1, or any remaining guaranteed payments under Option 2, we will continue payments. Under Options 1 and 2, the discounted values of the remaining guaranteed payments may be paid in a single sum. This means we deduct the amount of the interest each remaining guaranteed payment would have earned had it not been paid out early. We will base the discount interest rate on the interest rate used to calculate the payments for Options 1 and 2.
2) For Option 3, no amounts are payable after both named persons have died.
3) For Option 4, the annuity option agreement will state the amount we will pay, if any.

OTHER CONTRACT PROVISIONS

Reports to Contract Owners
We confirm purchase, transfer and withdrawal transactions usually within 5 business days of processing. We may also send you a quarterly report within 31 days after the end of each calendar quarter. The report will show the contract value, cash surrender value, and the death benefit as of the end of the calendar quarter. The report will also show the allocation of your contract value and reflects the amounts deducted from or added to the contract value. You have 30 days to notify our Customer Service Center of any errors or discrepancies. We will notify you when any shareholder reports of the investment portfolios in which Separate Account B invests are available. We will also send any other reports, notices or documents we are required by law to furnish to you.

Suspension of Payments
The Company reserves the right to suspend or postpone the date of any payment or determination of values, beyond the 7 permitted days on any business day (i) when the New York Stock Exchange is closed; (ii) when trading on the New York Stock Exchange is restricted; (iii) when an emergency exists as determined by the SEC so that the sale of securities held in Separate Account B may not reasonably occur or so that the Company may not reasonably determine the value of Separate Account B's net assets; or (iv) during any other period when the SEC so permits for the protection of security holders. We have the right to delay payment of amounts from a Fixed Interest Allocation for up to 6 months.

In Case of Errors in Your Application
If an age or gender given in the application or enrollment form is misstated, the amounts payable or benefits provided by the Contract shall be those that the premium payment would have bought had the age or gender not been misstated.

Assigning the Contract as Collateral
You may assign a non-qualified Contract as collateral security for a loan but you should understand that your rights and any beneficiary's rights may be subject to the terms of the assignment. An assignment likely has federal tax consequences. You should consult a tax adviser for tax advice. You must give us satisfactory written notice at our Customer Service Center in order to make or release an assignment. We are not responsible for the validity of any assignment.

Contract Changes — Applicable Tax Law
We have the right to make changes in the Contract to continue to qualify the Contract as an annuity under applicable federal tax law. We will give you advance notice of such changes.

Free Look

You may cancel your Contract within your 10-day free look period. We deem the free look period to expire 15 days after we mail the Contract to you. Some states may require a longer free look period. To cancel, you need to send your Contract to our Customer Service Center or to the agent from whom you purchased it. We will refund the greater of the contract value (which may be more or less than the premium payments you paid) or, if required by your state, the original amount of your premium payment. In no event does the Company retain any investment gain associated with a Contract that is free looked. For purposes of the refund during the free look period, (i) we adjust your contract value for any market value adjustment (if you have invested in the Fixed Account), and (ii) then we include a refund of any charges deducted from your contract value. Because of the market risks associated with investing in the portfolios and the potential positive or negative effect of the market value adjustment, the contract value returned may be greater or less than the premium payment you paid. Some states require us to return to you the amount of the paid premium (rather than the contract value) in which case you will not be subject to investment risk during the free look period. In these states, your premiums designated for investment in the subaccounts will be allocated during the free look period to a subaccount specially designated by the Company for this purpose (currently, the ING Liquid Assets Portfolio). We may, in our discretion, require that premiums designated for investment in the subaccounts from all other states as well as premiums designated for a Fixed Interest Allocation be allocated to the specially designated subaccount during the free look period. Your free look rights depend on the laws of the state in which you purchase the Contract. Your Contract is void as of the day we receive your Contract and cancellation request in good order. We determine your contract value at the close of business on the day we void your Contract. If you keep your Contract after the free look period and the investment is allocated to a subaccount specially designated by the Company, we will put your money in the subaccount(s) chosen by you, based on the accumulation unit value next computed for each subaccount, and/or in the Fixed Interest Allocation chosen by you.

Special Arrangements

We may reduce or waive any Contract, rider, or benefit fees or charges for certain group or sponsored arrangements, under special programs, and for certain employees, agents, and related persons of our parent corporation and its affiliates. We reduce or waive these items based on expected economies, and the variations are based on differences in costs or services.

Selling the Contract

Our affiliate, Directed Services LLC, 1475 Dunwoody Drive, West Chester, PA 19380 is the principal underwriter and distributor of the Contract as well as for other ING USA contracts. Directed Services LLC, a Delaware limited liability company, is registered with the SEC as a broker/dealer under the Securities Exchange Act of 1934, and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

Directed Services LLC does not retain any commissions or compensation paid to it by ING USA for Contract sales. Directed Services LLC enters into selling agreements with affiliated and unaffiliated broker/dealers to sell the Contracts through their registered representatives who are licensed to sell securities and variable insurance products ("selling firms"). Selling firms are also registered with the SEC and are FINRA member firms.

The following selling firm is affiliated with the Company and has entered into a selling agreement with Directed Services LLC for the sale of our variable annuity contracts:

- ING Financial Partners, Inc.

Directed Services LLC pays selling firms compensation for the promotion and sale of the Contracts. Registered representatives of the selling firms who solicit sales of the Contracts typically receive a portion of the compensation paid by Directed Services LLC to the selling firm in the form of commissions or other compensation, depending on the agreement between the selling firm and the registered representative. This compensation, as well as other incentives or payments, is not paid directly by contract owners or the Separate Account. We intend to recoup this compensation and other sales expenses paid to selling firms through fees and charges imposed under the Contracts.

Directed Services LLC pays selling firms for Contract sales according to one or more schedules. This compensation is generally based on a percentage of premium payments. Selling firms may receive commissions of up to 3.0% of premium payments. In addition, selling firms may receive ongoing annual compensation of up to 1.40% of all, or a portion, of values of Contracts sold through the firm. Individual representatives may receive all or a portion of compensation paid to their selling firm, depending on the firm's practices. Commissions and annual compensation, when combined, could exceed 3.0% of total premium payments.

Directed Services LLC has special compensation arrangements with certain selling firms based on those firms' aggregate or anticipated sales of the Contracts or other criteria. These special compensation arrangements will not be offered to all selling firms, and the terms of such arrangements may differ among selling firms based on various factors. Any such compensation payable to a selling firm will not result in any additional direct charge to you by us.

In addition to the direct cash compensation for sales of Contracts described above, Directed Services LLC may also pay selling firms additional compensation or reimbursement of expenses for their efforts in selling the Contracts to you and other customers. These amounts may include:

- Marketing/distribution allowances which may be based on the percentages of premium received, the aggregate commissions paid and/or the aggregate assets held in relation to certain types of designated insurance products issued by the Company and/or its affiliates during the year;

- Loans or advances of commissions in anticipation of future receipt of premiums (a form of lending to agents/registered representatives). These loans may have advantageous terms such as reduction or elimination of the interest charged on the loan and/or forgiveness of the principal amount of the loan, which terms may be conditioned on fixed insurance product sales;

- Education and training allowances to facilitate our attendance at certain educational and training meetings to provide information and training about our products. We also hold training programs from time to time at our expense;

- Sponsorship payments or reimbursements for broker/dealers to use in sales contests and/or meetings for their agents/registered representatives who sell our products. We do not hold contests based solely on the sales of this product;

- Certain overrides and other benefits that may include cash compensation based on the amount of earned commissions, agent/representative recruiting or other activities that promote the sale of contracts; and

- Additional cash or noncash compensation and reimbursements permissible under existing law. This may include, but is not limited to, cash incentives, merchandise, trips, occasional entertainment, meals and tickets to sporting events, client appreciation events, business and educational enhancement items, payment for travel expenses (including meals and lodging) to pre-approved training and education seminars, and payment for advertising and sales campaigns.

We may pay commissions, dealer concessions, wholesaling fees, overrides, bonuses, other allowances and benefits and the costs of all other incentives or training programs from our resources, which include the fees and charges imposed under the Contract.

The following is a list of the top 25 selling firms that, during 2011, received the most compensation, in the aggregate, from us in connection with the sale of registered annuity contracts issued by us, ranked by total dollars received:

1. LPL Financial Corporation
2. Morgan Stanley Smith Barney LLC.
3. ING Financial Partners Inc.
4. Merrill Lynch, Pierce, Fenner & Smith, Incorporated
5. Wells Fargo Advisors, LLC
6. Wells Fargo Advisors, LLC (Bank Channel)
7. UBS Financial Services Inc.
8. Raymond James Financial Services Inc.
9. National Planning Corporation
10. Multi-Financial Securities Corporation
11. Financial Network Investment Corporation
12. Securities America Inc.
13. ING Financial Partners, Inc. CAREER
14. First Allied Securities Inc.
15. Woodbury Financial Services Inc.
16. Wells Fargo SEC, LLC
17. SII Investments Inc.
18. Wells Fargo Advisors Financial Network, LLC
19. Commonwealth Financial Network Inc.
20. Centaurus Financial Inc.
21. Royal Alliance Assoc.
22. PrimeVest Financial Services Inc.
23. RBC Capital Markets Corporation
24. Cambridge Investment Research Inc.
25. Raymond James and Associates Inc.

Directed Services LLC may also compensate wholesalers/distributors, and their sales management personnel, for Contract sales within the wholesale/distribution channel. This compensation may be based on a percentage of premium payments and/or a percentage of Contract values. Directed Services LLC may, at its discretion, pay additional cash compensation to wholesalers/distributors for sales by certain broker-dealers or "focus firms."

We do not pay any additional compensation on the sale or exercise of any of the Contract's optional benefit riders offered in this prospectus.

This is a general discussion of the types and levels of compensation paid by us for sale of our variable annuity contracts. It is important for you to know that the payment of volume- or sales-based compensation to a selling firm or registered representative may provide that registered representative a financial incentive to promote our contracts over those of another company, and may also provide a financial incentive to promote one of our contracts over another.

OTHER INFORMATION

Voting Rights
We will vote the shares of a Trust owned by Separate Account B according to your instructions. However, if the 1940 Act or any related regulations should change, or if interpretations of it or related regulations should change, and we decide that we are permitted to vote the shares of a Trust in our own right, we may decide to do so.

We determine the number of shares that you have in a subaccount by dividing the Contract's contract value in that subaccount by the net asset value of one share of the portfolio in which a subaccount invests. We count fractional votes. We will determine the number of shares you can instruct us to vote 180 days or less before a Trust shareholder meeting. We will ask you for voting instructions by mail at least 10 days before the meeting. If we do not receive your instructions in time, we will vote the shares in the same proportion as the instructions received from all contracts in that subaccount. We will also vote shares we hold in Separate Account B which are not attributable to contract owners in the same proportion. The effect of proportional voting is that a small number of contract owners may decide the outcome of a vote.

State Regulation
We are regulated by the Insurance Department of the State of Iowa. We are also subject to the insurance laws and regulations of all jurisdictions where we do business. The Contract offered by this prospectus has been approved where required by those jurisdictions. We are required to submit annual statements of our operations, including financial statements, to the Insurance Departments of the various jurisdictions in which we do business to determine solvency and compliance with state insurance laws and regulations.

Legal Proceedings
We are not aware of any pending legal proceedings that involve Separate Account B as a party.

The Company is involved in threatened or pending lawsuits/arbitrations arising from the normal conduct of business. Due to the climate in insurance and business litigation/arbitration, suits against the Company sometimes include claims for substantial compensatory, consequential or punitive damages and other types of relief. Moreover, certain claims are asserted as class actions, purporting to represent a group of similarly situated individuals. While it is not possible to forecast the outcome of such lawsuits/arbitrations, in light of existing insurance, reinsurance and established reserves, it is the opinion of management that the disposition of such lawsuits/arbitrations will not have a materially adverse effect on the Company's operations or financial position.

Directed Services LLC, the principal underwriter and distributor of the contract, is a party to threatened or pending lawsuits/arbitration that generally arise from the normal conduct of business. Some of these suits may seek class action status and sometimes include claims for substantial compensatory, consequential or punitive damages and other types of relief. Directed Services LLC is not involved in any legal proceeding that, in the opinion of management, is likely to have a material adverse effect on its ability to distribute the contract.

Introduction

This section discusses our understanding of current federal income tax laws affecting the contract. Federal income tax treatment of the contract is complex and sometimes uncertain. You should keep the following in mind when reading it:

> Your tax position (or the tax position of the designated beneficiary, as applicable) determines federal taxation of amounts held or paid out under the contract;
>
> Tax laws change. It is possible that a change in the future could affect contracts issued in the past;
>
> This section addresses some but not all applicable federal income tax rules and does not discuss federal estate and gift tax implications, state and local taxes, or any other tax provisions; and
>
> We do not make any guarantee about the tax treatment of the contract or transactions involving the contract.

We do not intend this information to be tax advice. For advice about the effect of federal income taxes or any other taxes on amounts held or paid out under the contract, consult a tax adviser.

Types of Contracts: Non-Qualified or Qualified

The Contract may be purchased on a non-tax-qualified basis (non-qualified contracts) or purchased on a tax-qualified basis (qualified contracts).

Non-qualified contracts are purchased with after tax contributions and are not related to retirement plans that receive special income tax treatment under the Tax Code.

Qualified Contracts are designed for use by individuals whose premium payments are comprised solely of proceeds from and/or contributions under retirement plans that are intended to qualify for special income tax treatment under Sections 401, 408 or 408A, and some provisions of 403 and 457 of the Tax Code.

Effective January 1, 2009, except in the case of a rollover contribution as permitted under the Tax Code or as a result of an intra-plan exchange or plan-to-plan transfer described under the Final Regulations, contributions to a section 403(b) tax sheltered annuity contract may only be made by the Employer sponsoring the Plan under which the assets in your contract are covered subject to the applicable Treasury Regulations and only if the Company, in its sole discretion, agrees to be an approved provider.

Taxation of Non-Qualified Contracts

Premiums

You may not deduct the amount of your premiums to a non-qualified contract.

Taxation of Gains Prior to Distribution

Tax Code Section 72 governs taxation of annuities in general. We believe that if you are a natural person you will generally not be taxed on increases in the value of a non-qualified Contract until a distribution occurs or until annuity payments begin. This assumes that the Contract will qualify as an annuity contract for federal income tax purposes. For these purposes, the agreement to assign or pledge any portion of the contract value generally will be treated as a distribution. In order to be eligible to receive deferral of taxation, the following requirements must be satisfied:

Diversification. Tax Code Section 817(h) requires that in a nonqualified contract the investments of the funds be "adequately diversified" in accordance with Treasury Regulations in order for the Contract to qualify as an annuity contract under federal tax law. The separate account, through the funds, intends to comply with the diversification requirements prescribed by Tax Code Section 817(h) and by the Treasury in Reg. Sec. 1.817-5, which affects how the funds' assets may be invested. If it is determined, however, that your Contract does not satisfy the applicable diversification requirements and rulings because a subaccount's corresponding fund fails to be adequately diversified for whatever reason, we will take appropriate steps to bring your Contract into compliance with such regulations and rulings, and we reserve the right to modify your Contract as necessary to do so.

Investor Control. Although earnings under non-qualified contracts are generally not taxed until withdrawn, the Internal Revenue Service (IRS) has stated in published rulings that a variable contract owner will be considered the owner of separate account assets if the contract owner possesses incidents of investment control over the assets. In these circumstances,

income and gains from the separate account assets would be currently includible in the variable contract owner's gross income. Future guidance regarding the extent to which owners could direct their investments among subaccounts without being treated as owners of the underlying assets of the separate account may adversely affect the tax treatment of existing contracts. The Company therefore reserves the right to modify the contract as necessary to attempt to prevent the contract holder from being considered the federal tax owner of a pro rata share of the assets of the separate account.

Required Distributions. In order to be treated as an annuity contract for federal income tax purposes, the Tax Code requires any non-qualified Contract to contain certain provisions specifying how your interest in the Contract will be distributed in the event of your death. The non-qualified Contracts contain provisions that are intended to comply with these Tax Code requirements, although no regulations interpreting these requirements have yet been issued. When such requirements are clarified by regulation or otherwise, we intend to review such distribution provisions and modify them if necessary to assure that they comply with the applicable requirements.

Non-Natural Holders of a Non-Qualified Contract. If you are not a natural person, a non-qualified contract generally is not treated as an annuity for income tax purposes and the income on the contract for the taxable year is currently taxable as ordinary income. Income on the contract is any increase in the contract value over the "investment in the contract" (generally, the premiums or other consideration you paid for the contract less any nontaxable withdrawals) during the taxable year. There are some exceptions to this rule and a non-natural person should consult with its tax adviser prior to purchasing the Contract. When the contract owner is not a natural person, a change in the annuitant is treated as the death of the contract owner.

Delayed Annuity Starting Date. If the Contract's annuity starting date occurs (or is scheduled to occur) at a time when the annuitant has reached an advanced age (e.g., after age 85), it is possible that the Contract would not be treated as an annuity for federal income tax purposes. In that event, the income and gains under the Contract could be currently includible in your income.

Taxation of Distributions

General. When a withdrawal from a non-qualified Contract occurs, the amount received will be treated as ordinary income subject to tax up to an amount equal to the excess (if any) of the contract value (unreduced by the amount of any surrender charge) immediately before the distribution over the contract owner's investment in the contract at that time. Investment in the contract is generally equal to the amount of all premiums to the contract, plus amounts previously included in your gross income as the result of certain loans, assignments or gifts, less the aggregate amount of non-taxable distributions previously made.

In the case of a surrender under a non-qualified Contract, the amount received generally will be taxable only to the extent it exceeds the contract owner's investment in the contract (cost basis).

10% Penalty Tax. A distribution from a non-qualified Contract may be subject to a federal tax penalty equal to 10% of the amount treated as income. In general, however, there is no penalty on distributions:

> made on or after the taxpayer reaches age 59½;
> made on or after the death of a contract owner (the annuitant if the contract owner is a non-natural person);
> attributable to the taxpayer's becoming disabled as defined in the Tax Code;
> made as part of a series of substantially equal periodic payments (at least annually) over your life or life expectancy or the joint lives or joint life expectancies of you and your designated beneficiary; or
> the distribution is allocable to investment in the contract before August 14, 1982.

The 10% penalty does not apply to distributions from an immediate annuity as defined in the Tax Code. Other exceptions may be applicable under certain circumstances and special rules may be applicable in connection with the exceptions enumerated above. A tax adviser should be consulted with regard to exceptions from the penalty tax.

Tax-Free Exchanges. Section 1035 of the Tax Code permits the exchange of a life insurance, endowment or annuity contract for an annuity contract on a tax-free basis. In such instance, the "investment in the contract" in the old contract will carry over to the new contract. You should consult with your tax advisor regarding procedures for making Section 1035 exchanges.

If your Contract is purchased through a tax-free exchange of a life insurance, endowment or annuity contract that was purchased prior to August 14, 1982, then any distributions other than annuity payments will be treated, for tax purposes, as coming:

> First, from any remaining "investment in the contract" made prior to August 14, 1982 and exchanged into the Contract;
> Next, from any "income on the contract" attributable to the investment made prior to August 14, 1982;
> Then, from any remaining "income on the contract;" and
> Lastly, from any remaining "investment in the contract."

The IRS has concluded that in certain instances, the partial exchange of a portion of one annuity contract for another contract will be tax-free. Pursuant to IRS guidance, receipt of partial withdrawals or surrenders from either the original contract or the new contract during the 180 day period beginning on the date of the partial exchange may retroactively negate the partial exchange. If the partial exchange is retroactively negated, the partial withdrawal or surrender of the original contract will be treated as a withdrawal, taxable as ordinary income to the extent of gain in the original contract and, if the partial exchange occurred prior to you reaching age 59½, may be subject to an additional 10% tax penalty. We are not responsible for the manner in which any other insurance company, for tax reporting purposes, or the IRS, with respect to the ultimate tax treatment, recognizes or reports a partial exchange. We strongly advise you to discuss any proposed 1035 exchange or subsequent distribution within 180 days of a partial exchange with your tax advisor prior to proceeding with the transaction.

Taxation of Annuity Payments. Although tax consequences may vary depending on the payment option elected under an annuity contract, a portion of each annuity payment is generally not taxed and the remainder is taxed as ordinary income. The non-taxable portion of an annuity payment is generally determined in a manner that is designed to allow you to recover your investment in the contract ratably on a tax-free basis over the expected stream of annuity payments, as determined when annuity payments start. Once your investment in the contract has been fully recovered, however, the full amount of each subsequent annuity payment is subject to tax as ordinary income.

On September 27, 2010, President Obama signed into law the Small Business Jobs Act of 2010, which included language that permits the partial annuitization of non-qualified annuities, effective for amounts received in taxable years beginning after December 31, 2010. The provision applies an exclusion ratio to any amount received as an annuity under a portion of an annuity provided that the annuity payments are made for a period of 10 years or more or for life. Please consult your tax adviser before electing a partial annuitization.

Death Benefits. Amounts may be distributed from a Contract because of your death or the death of the annuitant. Generally, such amounts are includible in the income of the recipient as follows: (i) if distributed in a lump sum, they are taxed in the same manner as a surrender of the Contract, or (ii) if distributed under a payment option, they are taxed in the same way as annuity payments. Special rules may apply to amounts distributed after a Beneficiary has elected to maintain Contract value and receive payments.

Different distribution requirements apply if your death occurs:

> After you begin receiving annuity payments under the Contract; or
> Before you begin receiving such distributions.

If your death occurs after you begin receiving annuity payments, distributions must be made at least as rapidly as under the method in effect at the time of your death.

If your death occurs before you begin receiving annuity payments, your entire balance must be distributed within five years after the date of your death. For example, if you die on September 1, 2012, your entire balance must be distributed by August 31, 2017. However, if distributions begin within one year of your death, then payments may be made over one of the following timeframes:

> Over the life of the designated beneficiary; or
> Over a period not extending beyond the life expectancy of the designated beneficiary.

If the designated beneficiary is your spouse, the contract may be continued with the surviving spouse as the new contract owner. If the contract owner is a non-natural person and the primary annuitant dies, the same rules apply on the death of the primary annuitant as outlined above for the death of a contract owner.

The Contract offers a death benefit that may exceed the greater of the premium payments and the contract value. Certain charges are imposed with respect to the death benefit. It is possible that these charges (or some portion thereof) could be treated for federal tax purposes as a distribution from the Contract.

Assignments and Other Transfers. A transfer, pledge or assignment of ownership of a non-qualified contract, the selection of certain annuity dates, or the designation of an annuitant or payee other than an owner may result in certain tax consequences to you that are not discussed herein. The assignment, pledge or agreement to assign or pledge any portion of the contract value generally will be treated as a distribution. Anyone contemplating any such transfer, pledge, assignment, or designation or exchange, should consult a tax adviser regarding the potential tax effects of such a transaction.

Immediate Annuities. Under Section 72 of the Tax Code, an immediate annuity means an annuity (1) which is purchased with a single premium, (2) with annuity payments starting within one year from the date of purchase, and (3) which provides a series of substantially equal periodic payments made annually or more frequently. While this Contract is not designed as an immediate annuity, treatment as an immediate annuity would have significance with respect to exceptions from the 10% early withdrawal penalty, to contracts owned by non-natural persons, and for certain exchanges.

Multiple Contracts. Tax laws require that all non-qualified deferred annuity contracts that are issued by a company or its affiliates to the same contract owner during any calendar year be treated as one annuity contract for purposes of determining the amount includible in gross income under Tax Code Section 72(e). In addition, the Treasury Department has specific authority to issue regulations that prevent the avoidance of Tax Code Section 72(e) through the serial purchase of annuity contracts or otherwise.

Withholding. We will withhold and remit to the IRS a part of the taxable portion of each distribution made under a Contract unless the distributee notifies us at or before the time of the distribution that he or she elects not to have any amounts withheld. Withholding is mandatory, however, if the distributee fails to provide a valid taxpayer identification number or if we are notified by the IRS that the taxpayer identification number we have on file is incorrect. The withholding rates applicable to the taxable portion of periodic annuity payments are the same as the withholding rates generally applicable to payments of wages. In addition, a 10% withholding rate applies to the taxable portion of non-periodic payments. Regardless of whether you elect to have federal income tax withheld, you are still liable for payment of federal income tax on the taxable portion of the payment.

Certain states have indicated that state income tax withholding will also apply to payments from the contracts made to residents. Generally, an election out of federal withholding will also be considered an election out of state withholding. In some states, you may elect out of state withholding, even if federal withholding applies. If you need more information concerning a particular state or any required forms, please contact our Customer Service Center.

If you or your designated beneficiary is a non-resident alien, then any withholding is governed by Tax Code Section 1441 based on the individual's citizenship, the country of domicile and treaty status, and we may require additional documentation prior to processing any requested transaction.

Taxation of Qualified Contracts

General

The Contracts are primarily designed for use with IRAs under Tax Code Sections 401, 408 or 408A, and some provisions of 403 and 457 (We refer to all of these as "qualified plans"). The tax rules applicable to participants in these qualified plans vary according to the type of plan and the terms and conditions of the plan itself. The ultimate effect of federal income taxes on the amounts held under a Contract, or on annuity payments, depends on the type of retirement plan as well as your particular facts and circumstances. Special favorable tax treatment may be available for certain types of contributions and distributions. In addition, certain requirements must be satisfied in purchasing a qualified contract with proceeds from a tax-qualified plan in order to continue receiving favorable tax treatment.

Adverse tax consequences may result from: contributions in excess of specified limits; distributions before age 59½ (subject to certain exceptions); distributions that do not conform to specified commencement and minimum distribution rules; and in other specified circumstances. Some qualified plans may be subject to additional distribution or other requirements that are not incorporated into the Contract. No attempt is made to provide more than general information about the use of the Contracts with qualified plans. Contract owners, annuitants, and beneficiaries are cautioned that the rights of any person to any benefits under these qualified plans may be subject to the terms and conditions of the plans themselves, regardless of the terms and conditions of the Contract. The Company is not bound by the terms and conditions of such plans to the extent such terms contradict the Contract, unless we consent.

Contract owners and beneficiaries generally are responsible for determining that contributions, distributions and other transactions with respect to the contract comply with applicable law. Therefore, you should seek competent legal and tax advice regarding the suitability of a contract for your particular situation. The following discussion assumes that qualified contracts are purchased with proceeds from and/or contributions to retirement plans or programs that qualify for the intended special federal tax treatment.

Tax Deferral

Under the federal tax laws, earnings on amounts held in annuity contracts are generally not taxed until they are withdrawn. However, in the case of a qualified plan (as defined in this prospectus), an annuity contract is not necessary to obtain this favorable tax treatment and does not provide any tax benefits beyond the deferral already available to the qualified plan itself. Annuities do provide other features and benefits (such as guaranteed living benefits and/or death benefits or the option of lifetime income phase options at established rates) that may be valuable to you. You should discuss your alternatives with your financial representative taking into account the additional fees and expenses you may incur in an annuity.

Section 401(a), 401(k), Roth 401(k), and 403(a) Plans. Sections 401(a), 401(k), and 403(a) of the Tax Code permit certain employers to establish various types of retirement plans for employees, and permits self-employed individuals to establish these plans for themselves and their employees. These retirement plans may permit the purchase of Contracts to accumulate retirement savings under the plans. Employers intending to use the Contract with such plans should seek competent legal advice.

The contracts may also be available as a Roth 401(k), as described in Tax Code Section 402A, and we may set up accounts for you under the Contract for Roth 401(k) contributions ("Roth 401(k) accounts"). Tax Code Section 402A allows employees of certain private employers to contribute after-tax salary contributions to a Roth 401(k), which provides for tax-free distributions, subject to certain restrictions.

Individual Retirement Annuities. Section 408 of the Tax Code permits eligible individuals to contribute to an individual retirement program known as an Individual Retirement Annuity ("IRA"). IRAs are subject to limits on the amounts that can be contributed, the deductible amount of the contribution, the persons who may be eligible, and the time when distributions commence. Contributions to IRAs must be made in cash or as a rollover or a transfer from another eligible plan. Also, distributions from IRAs, individual retirement accounts, and other types of retirement plans may be "rolled over" on a tax-deferred basis into an IRA. If you make a tax-free rollover of a distribution from an IRA you may not make another tax-free rollover from the IRA within a 1-year period. Sales of the contract for use with IRAs may be subject to special requirements of the IRS.

The IRS has not reviewed the contracts described in this prospectus for qualification as IRAs and has not addressed, in a ruling of general applicability, whether the contract's death benefit provisions comply with IRS qualification requirements.

Roth IRAs. Section 408A of the Tax Code permits certain eligible individuals to contribute to a Roth IRA. Contributions to a Roth IRA are subject to limits on the amount of contributions and the persons who may be eligible to contribute, are not deductible, and must be made in cash or as a rollover or transfer from another Roth IRA or other IRA. Certain qualifying individuals may convert an IRA, SEP, or a SIMPLE to a Roth IRA. Such rollovers and conversions are subject to tax, and other special rules may apply. If you make a tax-free rollover of a distribution from a Roth IRA to another Roth IRA, you may not make another tax-free rollover from the Roth IRA within a 1-year period. A 10% penalty may apply to amounts attributable to a conversion to a Roth IRA if the amounts are distributed during the five taxable years beginning with the year in which the conversion was made.

Sales of a contract for use with a Roth IRA may be subject to special requirements of the IRS. The IRS has not reviewed the contracts described in this prospectus for qualification as IRAs and has not addressed, in a ruling of general applicability, whether the contract's death benefit provisions comply with IRS qualification requirements.

Section 403(b) Tax-Sheltered Annuities. The contracts are no longer available for purchase as Tax Code section 403(b) tax-sheltered annuities. Existing contracts issued as Tax Code section 403(b) tax-sheltered annuities will continue to be maintained as such under the applicable rules and regulations.

The Treasury Department has issued regulations which generally take effect on January 1, 2009. Existing contracts will be modified as necessary to comply with these regulations where allowed, or where required by law in order to maintain their status as section 403(b) tax-sheltered annuities. The final regulations include: (a) the ability to terminate a 403(b) plan, which would entitle a participant to a distribution; (b) the revocation of IRS Revenue Ruling 90-24, and the resulting increase in restrictions

on a participant's right to transfer his or her 403(b) accounts; and (3) the imposition of withdrawal restrictions on non-salary reduction contribution amounts, as well as other changes.

Contributions

In order to be excludable from gross income for federal income tax purposes, total annual contributions to certain qualified plans are limited by the Tax Code. You should consult with your tax adviser in connection with contributions to a qualified contract.

Distributions – General

Certain tax rules apply to distributions from the Contract. A distribution is any amount taken from a Contract including withdrawals, annuity payments, rollovers, exchanges and death benefit proceeds. We report the taxable portion of all distributions to the IRS.

Section 401(a), 401(k) and 403(a) Plans. Distributions from these plans are taxed as received unless one of the following is true:

> The distribution is an eligible rollover distribution and is directly transferred to another plan eligible to receive rollovers or to a traditional IRA in accordance with the Tax Code;
> You made after-tax contributions to the plan. In this case, depending upon the type of distribution, the amount will be taxed according to the rules detailed in the Tax Code; or
> The distribution is a qualified health insurance premium of a retired safety officer as defined in the Pension Protection Act of 2006.

A payment is an eligible rollover distribution unless it is:

> part of a series of substantially equal periodic payments (at least one per year) made over the life expectancy of the participant or the joint life expectancy of the participant and his designated beneficiary or for a specified period of 10 years or more;
> a required minimum distribution under Tax Code Section 401(a)(9);
> a hardship withdrawal;
> otherwise excludable from income; or
> Not recognized under applicable regulations as eligible for rollover.

The Tax Code imposes a 10% penalty tax on the taxable portion of any distribution from a Contract used with a 401(a), 401(k) or 403(a) plan unless certain exceptions, including one or more of the following, have occurred:

> You have attained age 59½;
> You have become disabled, as defined in the Tax Code;
> You have died and the distribution is to your beneficiary;
> You have separated from service with the sponsor at or after age 55;
> The distribution amount is directly transferred into another eligible retirement plan or to an IRA in accordance with the terms of the Tax Code;
> You have separated from service with the plan sponsor and the distribution amount is made in substantially equal periodic payments (at least annually) over your life or the life expectancy or the joint lives or joint life expectancies of you and your designated beneficiary;
> The distribution is made due to an IRS levy upon your plan;
> The withdrawal amount is paid to an alternate payee under a Qualified Domestic Relations Order (QDRO); or
> The distribution is a qualified reservist distribution as defined under the Pension Protection Act of 2006 (401(k) plans only).

In addition, the 10% penalty tax does not apply to the amount of a distribution equal to unreimbursed medical expenses incurred by you during the taxable year that qualify for deduction as specified in the Tax Code. The Tax Code may provide other exceptions or impose other penalties in other circumstances.

Individual Retirement Annuities. All distributions from an IRA are taxed as received unless either one of the following is true:

	The distribution is directly transferred to another IRA or to a plan eligible to receive rollovers as permitted under the Tax Code; or
	You made after-tax contributions to the IRA. In this case, the distribution will be taxed according to rules detailed in the Tax Code.

The Tax Code imposes a 10% penalty tax on the taxable portion of any distribution from an IRA unless certain exceptions, including one or more of the following, have occurred:

	You have attained age 59½;
	You have become disabled, as defined in the Tax Code;
	You have died and the distribution is to your beneficiary;
	The distribution amount is directly transferred into another eligible retirement plan or to an IRA in accordance with the terms of the Tax Code;
	The distribution is made due to an IRS levy upon your plan; or
	The distribution is a qualified reservist distribution as defined under the Pension Protection Act of 2006.

In addition, the 10% penalty tax does not apply to a distribution made from an IRA to pay for health insurance premiums for certain unemployed individuals, a qualified first-time home purchase, or for higher education expenses.

Roth IRAs. A qualified distribution from a Roth IRA is not taxed when it is received. A qualified distribution is a distribution:

	Made after the five-taxable year period beginning with the first taxable year for which a contribution was made to a Roth IRA of the owner; and
	Made after you attain age 59½, die, become disabled as defined in the Tax Code, or for a qualified first-time home purchase.

If a distribution is not qualified, generally it will be taxable to the extent of the accumulated earnings. A partial distribution will first be treated as a return of contributions which is not taxable and then as taxable accumulated earnings.

The Tax Code imposes a 10% penalty tax on the taxable portion of any distribution from a Roth IRA that is not a qualified distribution unless certain exceptions have occurred. In general, the exceptions for an IRA listed above also apply to a distribution from a Roth IRA that is not a qualified distribution or a rollover to a Roth IRA that is not a qualified rollover contribution. The 10% penalty tax is also waived on a distribution made from a Roth IRA to pay for health insurance premiums for certain unemployed individuals, used for a qualified first-time home purchase, or for higher education expenses.

403(b) Plans. Distributions from your contract are subject to the requirements of Code Section 403(b), the Treasury Regulations, and, if applicable, the Plan under which the assets in your contract are covered. In accordance with Code Section 403(b) and the Treasury Regulations, we have no responsibility or obligation to make any distribution (including distributions due to loans, annuity payouts, qualified domestic relations orders, hardship withdrawals and systematic distributions options) from your contract until we have received instructions or information from your Employer and/or its designee or, if permitted under Code Section 403(b) and the Treasury Regulations, you in a form acceptable to us and necessary for us to administer your contract in accordance with Code Section 403(b) the Treasury Regulations, and, if applicable, the Plan.

All distributions from these plans are taxed as received unless one of the following is true:

	The distribution is an eligible rollover distribution and is directly transferred to another plan eligible to receive rollovers or to a traditional IRA in accordance with the Tax Code;
	You made after-tax contributions to the plan. In this case, depending upon the type of distribution, the amount will be taxed according to the rules detailed in the Tax Code; or
	The distribution is a qualified health insurance premium of a retired public safety officer as defined in the Pension Protection Act of 2006.

A payment is an eligible rollover distribution unless it is:

	Part of a series of substantially equal periodic payments (at least one per year) made over the life expectancy of the participant or the joint life expectancy of the participant and his designated beneficiary or for a specified period of 10 years or more;
	A required minimum distribution under Tax Code section 401(a)(9);
	A hardship withdrawal;
	Otherwise excludable from income; or
	Not recognized under applicable regulations as eligible for rollover.

The Tax Code imposes a 10% penalty tax on the taxable portion of any distribution from a contract used with a 403(b) plan, unless certain exceptions have occurred. In general, the exceptions for an IRA listed above also apply to a distribution from a 403(b) plan, plus in the event you have separated from service with the sponsor at or after age 55, or you have separated from service with the plan sponsor and the distribution amount is made in substantially equal periodic payments (at least annually) over your life or the life expectancy or the joint lives or joint life expectancies of you and your designated beneficiary. In addition, the 10% penalty tax does not apply to the amount of a distribution equal to unreimbursed medical expenses incurred by you during the taxable year that qualify for deduction as specified in the Tax Code. The Tax Code may provide other exceptions or impose other penalty taxes in other circumstances.

Distribution of amounts restricted under Tax Code section 403(b)(11) may only occur upon your death, attainment of age 59½, severance from employment, disability or financial hardship. Such distributions remain subject to other applicable restrictions under the Tax Code and the regulations.

Lifetime Required Minimum Distributions (Sections 401(a), 401(k), Roth 401(k), 403(a), 403(b) and IRAs only).

To avoid certain tax penalties, you and any designated beneficiary must also meet the minimum distribution requirements imposed by the Tax Code. These rules may dictate the following:

	Start date for distributions;
	The time period in which all amounts in your account(s) must be distributed; and
	Distribution amounts.

Start Date and Time Period. Generally, you must begin receiving distributions by April 1 of the calendar year following the calendar year in which you attain age 70½. We must pay out distributions from the contract over a period not extending beyond one of the following time periods:

	Over your life or the joint lives of you and your designated beneficiary; or
	Over a period not greater than your life expectancy or the joint life expectancies of you and your designated beneficiary.

Distribution Amounts. The amount of each required distribution must be calculated in accordance with Tax Code Section 401(a)(9). The entire interest in the account includes the amount of any outstanding rollover, transfer, recharacterization, if applicable, and the actuarial present value of other benefits provided under the account, such as guaranteed death benefits.

50% Excise Tax. If you fail to receive the minimum required distribution for any tax year, a 50% excise tax may be imposed on the required amount that was not distributed.

Lifetime Required Minimum Distributions are not applicable to Roth IRAs during your lifetime. Further information regarding required minimum distributions may be found in your contract.

Required Distributions Upon Death (Sections 401(a), 401(k), Roth 401(k), 403(a), 403(b), IRAs and Roth IRAs Only). Different distribution requirements apply after your death, depending upon if you have been receiving required minimum distributions. Further information regarding required distributions upon death may be found in your contract.

If your death occurs on or after you begin receiving minimum distributions under the contract, distributions generally must be made at least as rapidly as under the method in effect at the time of your death. Tax Code Section 401(a)(9) provides specific rules for calculating the required minimum distributions after your death.

If your death occurs before you begin receiving minimum distributions under the contract, your entire balance must be distributed by December 31 of the calendar year containing the fifth anniversary of the date of your death. For example, if you

die on September 1, 2012, your entire balance must be distributed to the designated beneficiary by December 31, 2017. However, if distributions begin by December 31 of the calendar year following the calendar year of your death, and you have named a designated beneficiary, then payments may be made over either of the following time frames:

> Over the life of the designated beneficiary; or
> Over a period not extending beyond the life expectancy of the designated beneficiary.

Start Dates for Spousal Beneficiaries. If the designated beneficiary is your spouse, distributions must begin on or before the later of the following:

> December 31 of the calendar year following the calendar year of your death; or
> December 31 of the calendar year in which you would have attained age 70½.

No designated beneficiary. If there is no designated beneficiary, the entire interest generally must be distributed by the end of the calendar containing the fifth anniversary of the contract owner's death.

Special Rule for IRA Spousal Beneficiaries (IRAs and Roth IRAs Only). In lieu of taking a distribution under these rules, if the sole designated beneficiary is the contract owner's surviving spouse, the spousal beneficiary may elect to treat the contract as his or her own IRA and defer taking a distribution until his or her own start date. The surviving spouse is deemed to have made such an election if the surviving spouse makes a rollover to or from the contract or fails to take a distribution within the required time period.

Withholding
Any taxable distributions under the contract are generally subject to withholding. Federal income tax liability rates vary according to the type of distribution and the recipient's tax status.

401(a), 401(k), Roth 401(k), 403(a) and 403(b). Generally, distributions from these plans are subject to mandatory 20% federal income tax withholding. However, mandatory withholding will not be required if you elect a direct rollover of the distributions to an eligible retirement plan or in the case of certain distributions described in the Tax Code.

IRAs and Roth IRAs. Generally, you or, if applicable, a designated beneficiary may elect not to have tax withheld from distributions.

Non-resident Aliens. If you or your designated beneficiary is a non-resident alien, then any withholding is governed by Tax Code section 1441 based on the individual's citizenship, the country of domicile and treaty status, and we may require additional documentation prior to processing any requested distribution.

Assignment and Other Transfers

IRAS and Roth IRAs. The Tax Code does not allow a transfer or assignment of your rights under these contracts except in limited circumstances. Adverse tax consequences may result if you assign or transfer your interest in the contract to persons other than your spouse incident to a divorce. Anyone contemplating such an assignment or transfer should contact a qualified tax adviser regarding the potential tax effects of such a transaction.

Section 403(b) Plans. Adverse tax consequences to the plan and/or to you may result if your beneficial interest in the contract is assigned or transferred to persons other than:

> A plan participant as a means to provide benefit payments;
> An alternate payee under a qualified domestic relations order in accordance with Tax Code section 414(p); or
> The Company as collateral for a loan.

Tax Consequences of Living Benefits and Death Benefit

Living Benefits. Except as otherwise noted below, when a withdrawal from a nonqualified contract occurs under the ING LifePay Plus or ING LifePay Plus rider, the amount received will be treated as ordinary income subject to tax up to an amount equal to the excess (if any) of the contract value (unreduced by the amount of any deferred sales charge) immediately before the distribution over the contract owner's investment in the contract at that time.

Investment in the contract is generally equal to the amount of all contributions to the contract, plus amounts previously included in your gross income as the result of certain loans, assignments, or gifts, less the aggregate amount of non-taxable distributions previously made. For nonqualified contracts, the income on the contract for purposes of calculating the taxable amount of a distribution may be unclear. For example, the living benefits provided under the ING LifePay Plus or ING Joint LifePay Plus rider, as well as the market value adjustment, could increase the contract value that applies. Thus, the income on the contract could be higher than the amount of income that would be determined without regard to such a benefit. As a result, you could have higher amounts of income than will be reported to you. In addition, payments under any guaranteed payment phase of such riders after the contract value has been reduced to zero may be subject to the exclusion ratio rules under Tax Code Section 72(b) for tax purposes.

Payments of the Maximum Annual Withdrawal pursuant to the Income Optimizer under the ING LifePay Plus or ING Joint LifePay Plus rider are designed to be treated as annuity payments for withholding and tax reporting purposes. A portion of each annuity payment is generally not taxed and the remainder is taxed as ordinary income. The non-taxable portion of an annuity payment is generally determined in a manner that is designed to allow you to recover your investment in the contract ratably on a tax-free basis over the expected stream of annuity payments, as determined when your payments of the Maximum Annual Withdrawal pursuant to the Income Optimizer start. Any withdrawals in addition to the Maximum Annual Withdrawal payments you are receiving pursuant to the Income Optimizer constitute Excess Withdrawals under the ING LifePay Plus or ING Joint LifePay Plus rider, causing a pro-rata reduction of the ING LifePay Plus Base and Maximum Annual Withdrawal. This reduction will result in a proportional reduction in the non-taxable portion of your future Maximum Annual Withdrawal payments. Once your investment in the contract has been fully recovered, the full amount of each of your future Maximum Annual Withdrawal payments would be subject to tax as ordinary income.

Enhanced Death Benefits. The Contract offers a death benefit that may exceed the greater of the premium payments and the contract value. It is possible that the IRS could characterize such a death benefit as other than an incidental death benefit. In addition, the provision of such benefits may result in currently taxable income to contract owners, and the presence of the death benefit could affect the amount of required minimum distributions. Finally, certain charges are imposed with respect to some of the available death benefits. It is possible those charges (or some portion thereof) could be treated for federal tax purposes as a distribution from the Contract.

Possible Changes in Taxation
Although the likelihood of legislative change and tax reform is uncertain, there is always the possibility that the tax treatment of the Contracts could change by legislation or other means. It is also possible that any change could be retroactive (that is, effective before the date of the change). You should consult a tax adviser with respect to legislative developments and their effect on the Contract.

Same-Sex Marriages
Pursuant to Section 3 of the federal Defense of Marriage Act ("DOMA"), same-sex marriages currently are not recognized for purposes of federal law. Therefore, the favorable income-deferral options afforded by federal tax law to an opposite-sex spouse under Code sections 72(s) and 401(a)(9) are currently NOT available to a same-sex spouse. Same-sex spouses who own or are considering the purchase of annuity products that provide benefits based upon status as a spouse should consult a qualified tax adviser. In certain states, to the extent that an annuity contract or certificate offers to spouses other rights or benefits that are not affected by DOMA, same-sex spouses remain entitled to such rights or benefits to the same extent as any Contract Owner's spouse.

Taxation of Company
We are taxed as a life insurance company under the Tax Code. The separate account is not a separate entity from us. Therefore, it is not taxed separately as a "regulated investment company," but is taxed as part of the Company.

We automatically apply investment income and capital gains attributable to the separate account to increase reserves under the contracts. Because of this, under existing federal tax law we believe that any such income and gains will not be taxed to the extent that such income and gains are applied to increase reserves under the contracts. In addition, any foreign tax credits attributable to the separate account will be first used to reduce any income taxes imposed on the separate account before being used by the Company.

In summary, we do not expect that we will incur any federal income tax liability attributable to the separate account and we do not intend to make any provision for such taxes. However, changes in federal tax laws and/or their interpretation may result in our being taxed on income or gains attributable to the separate account. In this case, we may impose a charge against the separate account (with respect to some or all of the Contracts) to set aside provisions to pay such taxes. We may deduct this amount from the separate account, including from your account value invested in the subaccounts.

STATEMENT OF ADDITIONAL INFORMATION

Table of Contents

Please tear off, complete and return the form below to order a free Statement of Additional Information for the Contracts offered under the prospectus. Send the form to our Customer Service Center at P.O. Box 9271, Des Moines, Iowa 50306-9271.

‒ ‒

PLEASE SEND ME A FREE COPY OF THE STATEMENT OF ADDITIONAL INFORMATION FOR SEPARATE ACCOUNT B, ING GOLDENSELECT ACCESS 333-28769.

Please Print or Type:

_____
Name

_____
Street Address

_____
City, State, Zip

04/30/2012

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The following tables show the Condensed Financial Information (accumulation unit values for the periods indicated and number of units outstanding) by subaccount for a Contract with the lowest and highest combination of asset-based charges. This information is current through December 31, 2011, including portfolio names, and derives from the financial statements of the Separate Account, which together constitute the Separate Account's Condensed Financial Information. Portfolio name changes after December 31, 2011 are not reflected in the following information. Complete information is available in the SAI. Contact our Customer Service Center to obtain your copy free of charge. Please ask us about where you can find more timely information.

CONDENSED FINANCIAL INFORMATION

Except for subaccounts which did not commence operations as of December 31, 2011, the following tables give (1) the accumulation unit value ("AUV") at the beginning of the period, (2) the AUV at the end of the period and (3) the total number of accumulation units outstanding at the end of the period for each subaccount of ING USA Separate Account B available under the Contract for the indicated periods.

Separate Account Annual Charges of 1.40%

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
BLACKROCK GLOBAL ALLOCATION V.I. FUND										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$10.31	$9.53	$7.99	$10.09						
Value at end of period	$9.80	$10.31	$9.53	$7.99						
Number of accumulation units outstanding at end of period	14,658,436	14,545,662	13,749,221	5,658,472						
COLUMBIA SMALL CAP VALUE FUND VS										
(Fund first available during November 2003)										
Value at beginning of period	$21.42	$17.18	$13.94	$19.68	$20.49	$17.41	$16.74	$13.85	$10.00	
Value at end of period	$19.83	$21.42	$17.18	$13.94	$19.68	$20.49	$17.41	$16.74	$13.85	
Number of accumulation units outstanding at end of period	975,035	1,094,501	1,267,316	1,517,242	1,927,008	2,430,081	3,133,417	1,913,146	368,372	
FIDELITY® VIP CONTRAFUND® PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$13.24	$11.48	$8.59	$15.21	$13.15	$11.97	$10.22			
Value at end of period	$12.69	$13.24	$11.48	$8.59	$15.21	$13.15	$11.97			
Number of accumulation units outstanding at end of period	8,153,827	9,154,108	10,400,918	11,187,820	8,180,923	5,267,423	2,397,304			
FIDELITY® VIP EQUITY-INCOME PORTFOLIO										
Value at beginning of period	$11.08	$9.78	$7.63	$13.54	$13.56	$11.47	$11.02	$10.04	$7.83	$9.59
Value at end of period	$11.00	$11.08	$9.78	$7.63	$13.54	$13.56	$11.47	$11.02	$10.04	$7.83
Number of accumulation units outstanding at end of period	2,007,400	2,311,978	2,618,208	3,016,228	3,793,220	3,999,650	3,467,553	3,098,913	2,275,054	478,395
ING AMERICAN FUNDS ASSET ALLOCATION PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$9.66	$8.75	$7.19	$9.94						
Value at end of period	$9.60	$9.66	$8.75	$7.19						
Number of accumulation units outstanding at end of period	6,393,738	6,373,630	6,199,815	3,167,031						
ING AMERICAN FUNDS BOND PORTFOLIO										
(Funds were first received in this option during January 2008)										
Value at beginning of period	$10.23	$9.78	$8.85	$10.01						
Value at end of period	$10.67	$10.23	$9.78	$8.85						
Number of accumulation units outstanding at end of period	7,494,146	8,176,396	7,895,772	4,629,576						

A 1

Access

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
ING AMERICAN FUNDS GLOBAL GROWTH AND INCOME PORTFOLIO										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$10.01									
Value at end of period	$9.32									
Number of accumulation units outstanding at end of period	100,923									
ING AMERICAN FUNDS GROWTH PORTFOLIO										
(Fund first available during September 2003)										
Value at beginning of period	$14.12	$12.13	$8.87	$16.14	$14.65	$13.55	$11.89	$10.77	$10.00	
Value at end of period	$13.26	$14.12	$12.13	$8.87	$16.14	$14.65	$13.55	$11.89	$10.77	
Number of accumulation units outstanding at end of period	23,410,109	25,830,505	27,401,456	26,599,640	21,696,367	18,821,265	15,583,944	9,535,997	1,647,654	
ING AMERICAN FUNDS INTERNATIONAL GROWTH AND INCOME PORTFOLIO										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$10.02									
Value at end of period	$8.81									
Number of accumulation units outstanding at end of period	71,083									
ING AMERICAN FUNDS INTERNATIONAL PORTFOLIO										
(Fund first available during September 2003)										
Value at beginning of period	$18.65	$17.73	$12.63	$22.26	$18.91	$16.21	$13.59	$11.62	$10.00	
Value at end of period	$15.74	$18.65	$17.73	$12.63	$22.26	$18.91	$16.21	$13.59	$11.62	
Number of accumulation units outstanding at end of period	9,594,991	10,785,643	11,391,844	10,841,337	9,438,334	7,746,931	5,984,403	3,147,004	589,077	
ING AMERICAN FUNDS WORLD ALLOCATION PORTFOLIO										
(Funds were first received in this option during October 2008)										
Value at beginning of period	$13.40	$12.07	$9.08	$9.99						
Value at end of period	$12.44	$13.40	$12.07	$9.08						
Number of accumulation units outstanding at end of period	2,890,339	2,196,476	1,804,007	296,480						
ING ARTIO FOREIGN PORTFOLIO										
Value at beginning of period	$14.29	$13.56	$11.44	$20.58	$17.92	$14.07	$12.37	$10.64	$8.22	$10.00
Value at end of period	$11.01	$14.29	$13.56	$11.44	$20.58	$17.92	$14.07	$12.37	$10.64	$8.22
Number of accumulation units outstanding at end of period	4,894,300	5,620,114	6,242,428	5,824,950	5,689,657	4,314,295	3,309,450	1,748,507	506,335	72,898
ING BARON SMALL CAP GROWTH PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$12.60	$10.10	$7.58	$13.08	$12.51	$11.01	$10.00			
Value at end of period	$12.70	$12.60	$10.10	$7.58	$13.08	$12.51	$11.01			
Number of accumulation units outstanding at end of period	4,238,575	4,210,806	4,248,323	3,468,055	2,503,317	1,645,722	857,118			
ING BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO										
(Fund first available during May 2004)										
Value at beginning of period	$11.39	$10.79	$9.12	$12.96	$12.11	$10.78	$9.91	$10.00		
Value at end of period	$11.76	$11.39	$10.79	$9.12	$12.96	$12.11	$10.78	$9.91		
Number of accumulation units outstanding at end of period	2,008,361	2,127,773	2,329,559	2,462,017	1,874,723	1,900,621	1,770,932	332,663		
ING BLACKROCK INFLATION PROTECTED BOND PORTFOLIO										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$11.01	$10.59	$9.88							
Value at end of period	$12.16	$11.01	$10.59							
Number of accumulation units outstanding at end of period	5,459,336	3,408,948	2,184,297							
ING BLACKROCK LARGE CAP GROWTH PORTFOLIO										
Value at beginning of period	$11.41	$10.20	$7.94	$13.22	$12.56	$11.89	$10.94	$9.98	$7.97	$10.00
Value at end of period	$11.07	$11.41	$10.20	$7.94	$13.22	$12.56	$11.89	$10.94	$9.98	$7.97
Number of accumulation units outstanding at end of period	1,492,741	1,445,316	1,425,010	1,241,676	1,170,061	1,314,957	1,467,824	273,908	158,396	44,773

A 2

Access

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
ING BLACKROCK SCIENCE AND TECHNOLOGY OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$11.40	$9.78	$6.50	$9.99						
Value at end of period	$10.05	$11.40	$9.78	$6.50						
Number of accumulation units outstanding at end of period	2,940,390	3,411,901	2,801,527	1,504,065						
ING CLARION GLOBAL REAL ESTATE PORTFOLIO										
(Fund first available during May 2006)										
Value at beginning of period	$10.85	$9.49	$7.21	$12.45	$13.62	$11.04				
Value at end of period	$10.13	$10.85	$9.49	$7.21	$12.45	$13.62				
Number of accumulation units outstanding at end of period	1,763,062	1,961,059	2,241,686	2,084,334	1,270,230	740,797				
ING CLARION REAL ESTATE PORTFOLIO										
Value at beginning of period	$67.25	$53.29	$39.77	$65.61	$80.89	$59.61	$51.76	$38.11	$28.06	$28.40
Value at end of period	$72.61	$67.25	$53.29	$39.77	$65.61	$80.89	$59.61	$51.76	$38.11	$28.06
Number of accumulation units outstanding at end of period	575,703	675,827	801,790	952,216	1,233,036	1,684,633	1,718,845	1,657,594	1,388,196	1,167,176
ING COLUMBIA SMALL CAP VALUE II PORTFOLIO										
(Fund first available during May 2006)										
Value at beginning of period	$10.08	$8.16	$6.63	$10.21	$10.05	$10.05				
Value at end of period	$9.67	$10.08	$8.16	$6.63	$10.21	$10.05				
Number of accumulation units outstanding at end of period	2,223,917	2,485,616	2,897,468	3,270,508	1,892,774	854,223				
ING DAVIS NEW YORK VENTURE PORTFOLIO										
(Fund first available during December 2005)										
Value at beginning of period	$9.82	$8.89	$6.85	$11.43	$11.13	$9.91	$10.06			
Value at end of period	$9.23	$9.82	$8.89	$6.85	$11.43	$11.13	$9.91			
Number of accumulation units outstanding at end of period	3,608,516	3,853,085	3,902,577	3,528,125	1,733,413	904,669	7,654			
ING DFA WORLD EQUITY PORTFOLIO										
(Fund first received in this option during August 2007)										
Value at beginning of period	$8.63	$7.01	$5.84	$10.40	$10.18					
Value at end of period	$7.73	$8.63	$7.01	$5.84	$10.40					
Number of accumulation units outstanding at end of period	4,943,231	6,040,110	5,557,861	5,640,975	1,412,784					
ING EURO STOXX 50® INDEX PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$8.79	$9.81	$9.75							
Value at end of period	$7.17	$8.79	$9.81							
Number of accumulation units outstanding at end of period	94,586	113,073	7,459							
ING FMR[SM] DIVERSIFIED MID CAP PORTFOLIO										
Value at beginning of period	$17.43	$13.77	$10.03	$16.72	$14.81	$13.42	$11.65	$9.52	$7.23	$9.09
Value at end of period	$15.30	$17.43	$13.77	$10.03	$16.72	$14.81	$13.42	$11.65	$9.52	$7.23
Number of accumulation units outstanding at end of period	5,710,571	6,967,702	7,847,444	7,990,043	8,909,282	5,842,433	6,237,950	2,675,497	2,137,834	1,436,694
ING FRANKLIN INCOME PORTFOLIO										
(Fund first available during May 2006)										
Value at beginning of period	$11.18	$10.04	$7.71	$11.06	$10.93	$10.00				
Value at end of period	$11.31	$11.18	$10.04	$7.71	$11.06	$10.93				
Number of accumulation units outstanding at end of period	5,332,275	5,251,259	5,510,324	4,555,948	3,440,430	1,274,023				
ING FRANKLIN MUTUAL SHARES PORTFOLIO										
(Funds were first received in this option during April 2007)										
Value at beginning of period	$10.01	$9.10	$7.29	$11.89	$12.42					
Value at end of period	$9.79	$10.01	$9.10	$7.29	$11.89					
Number of accumulation units outstanding at end of period	3,129,466	3,338,775	3,218,271	3,054,887	2,191,899					

A 3

Access

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
ING FRANKLIN TEMPLETON FOUNDING STRATEGY PORTFOLIO										
(Funds were first received in this option during May 2007)										
Value at beginning of period	$8.55	$7.83	$6.09	$9.61	$10.00					
Value at end of period	$8.32	$8.55	$7.83	$6.09	$9.61					
Number of accumulation units outstanding at end of period	15,200,030	16,813,479	18,242,924	18,040,063	7,707,311					
ING FTSE 100 INDEX® PORTFOLIO										
(Funds were first received in this option during November 2009)										
Value at beginning of period	$11.02	$10.26	$10.28							
Value at end of period	$10.41	$11.02	$10.26							
Number of accumulation units outstanding at end of period	72,547	76,851	5,674							
ING GLOBAL RESOURCES PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$9.96									
Value at end of period	$8.86									
Number of accumulation units outstanding at end of period	1,282,948									
ING GLOBAL RESOURCES PORTFOLIO (CLASS S)										
Value at beginning of period	$44.73	$37.30	$27.51	$47.29	$35.99	$30.06	$22.13	$21.09	$14.05	$14.14
Value at end of period	$40.07	$44.73	$37.30	$27.51	$47.29	$35.99	$30.06	$22.13	$21.09	$14.05
Number of accumulation units outstanding at end of period	1,732,824	2,021,669	2,632,139	2,510,627	2,063,890	1,643,710	1,542,661	964,040	742,286	575,255
ING GROWTH AND INCOME PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$9.99									
Value at end of period	$9.57									
Number of accumulation units outstanding at end of period	19,736,037									
ING GROWTH AND INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during November 2007)										
Value at beginning of period	$8.78	$7.82	$6.10	$9.95	$9.83					
Value at end of period	$8.61	$8.78	$7.82	$6.10	$9.95					
Number of accumulation units outstanding at end of period	9,561,032	5,214,662	5,796,850	3,900,949	21,255					
ING HANG SENG INDEX PORTFOLIO										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$13.74	$12.96	$9.99							
Value at end of period	$11.05	$13.74	$12.96							
Number of accumulation units outstanding at end of period	1,068,924	1,477,004	453,760							
ING INDEX PLUS LARGECAP PORTFOLIO										
(Fund first available during August 2003)										
Value at beginning of period	$9.88	$8.82	$7.27	$11.78	$11.40	$10.12	$9.76	$8.98	$10.00	
Value at end of period	$9.71	$9.88	$8.82	$7.27	$11.78	$11.40	$10.12	$9.76	$8.98	
Number of accumulation units outstanding at end of period	939,728	1,008,074	1,178,124	1,295,966	1,448,885	1,498,538	1,549,701	1,431,006	494,773	
ING INDEX PLUS MIDCAP PORTFOLIO										
(Fund first available during May 2004)										
Value at beginning of period	$13.12	$10.94	$8.44	$13.75	$13.25	$12.31	$11.26	$10.04		
Value at end of period	$12.75	$13.12	$10.94	$8.44	$13.75	$13.25	$12.31	$11.26		
Number of accumulation units outstanding at end of period	1,103,955	1,204,164	1,377,178	1,538,832	1,857,115	1,780,924	1,371,262	437,111		
ING INDEX PLUS SMALLCAP PORTFOLIO										
(Fund first available during May 2004)										
Value at beginning of period	$12.41	$10.28	$8.37	$12.80	$13.88	$12.41	$11.72	$10.06		
Value at end of period	$12.12	$12.41	$10.28	$8.37	$12.80	$13.88	$12.41	$11.72		
Number of accumulation units outstanding at end of period	906,059	987,422	1,101,850	1,200,311	1,437,532	1,463,522	1,076,172	424,131		
ING INTERMEDIATE BOND PORTFOLIO										
Value at beginning of period	$13.26	$12.28	$11.19	$12.42	$11.92	$11.65	$11.48	$11.13	$10.64	$10.00
Value at end of period	$14.03	$13.26	$12.28	$11.19	$12.42	$11.92	$11.65	$11.48	$11.13	$10.64
Number of accumulation units outstanding at end of period	13,585,163	14,805,735	15,212,968	14,692,505	12,433,842	7,089,555	3,506,748	2,682,543	1,026,869	719,279

A 4

Access

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
ING INTERNATIONAL INDEX PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$8.09	$7.62	$6.06	$10.14						
Value at end of period	$6.98	$8.09	$7.62	$6.06						
Number of accumulation units outstanding at end of period	818,658	1,156,598	1,391,858	139,687						
ING INVESCO VAN KAMPEN COMSTOCK PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$12.36	$10.89	$8.59	$13.72	$14.24	$12.46	$12.21			
Value at end of period	$11.93	$12.36	$10.89	$8.59	$13.72	$14.24	$12.46			
Number of accumulation units outstanding at end of period	2,213,852	2,163,923	2,202,640	2,342,903	2,261,293	2,275,253	1,931,362			
ING INVESCO VAN KAMPEN EQUITY AND INCOME PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$12.31	$11.15	$9.24	$12.26	$12.04	$10.86	$10.16			
Value at end of period	$11.98	$12.31	$11.15	$9.24	$12.26	$12.04	$10.86			
Number of accumulation units outstanding at end of period	2,270,527	2,408,048	2,591,371	2,734,004	1,006,618	482,346	333,809			
ING INVESCO VAN KAMPEN GROWTH AND INCOME PORTFOLIO										
Value at beginning of period	$29.36	$26.47	$21.66	$32.41	$32.04	$28.01	$25.81	$22.94	$18.19	$21.65
Value at end of period	$28.32	$29.36	$26.47	$21.66	$32.41	$32.04	$28.01	$25.81	$22.94	$18.19
Number of accumulation units outstanding at end of period	1,747,429	2,059,675	2,460,096	2,778,827	3,278,627	4,097,219	4,720,301	5,219,472	5,707,684	6,183,621
ING JAPAN TOPIX INDEX® PORTFOLIO										
(Fund first received in this option during October 2009)										
Value at beginning of period	$11.05	$9.86	$9.81							
Value at end of period	$9.40	$11.05	$9.86							
Number of accumulation units outstanding at end of period	178,839	63,936	3,051							
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO										
Value at beginning of period	$24.52	$20.67	$12.22	$25.43	$18.63	$13.91	$10.46	$9.01	$6.23	$7.08
Value at end of period	$19.76	$24.52	$20.67	$12.22	$25.43	$18.63	$13.91	$10.46	$9.01	$6.23
Number of accumulation units outstanding at end of period	3,601,771	3,721,910	4,884,446	4,935,142	4,448,144	3,740,816	3,298,670	2,479,088	2,328,297	1,925,891
ING JPMORGAN MID CAP VALUE PORTFOLIO										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$10.38	$8.56	$6.91	$10.18						
Value at end of period	$10.42	$10.38	$8.56	$6.91						
Number of accumulation units outstanding at end of period	1,622,804	1,415,034	802,705	540,677						
ING JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO										
Value at beginning of period	$15.92	$12.74	$10.15	$14.69	$15.16	$13.18	$13.63	$10.38	$7.85	$10.00
Value at end of period	$15.49	$15.92	$12.74	$10.15	$14.69	$15.16	$13.18	$13.63	$10.38	$7.85
Number of accumulation units outstanding at end of period	1,899,433	2,114,063	1,657,419	1,611,588	1,945,337	2,000,101	1,821,293	1,519,167	824,986	169,670
ING LARGE CAP GROWTH PORTFOLIO										
(Fund first available during May 2004)										
Value at beginning of period	$13.93	$12.36	$8.80	$12.32	$11.19	$10.75	$10.49	$9.79		
Value at end of period	$14.04	$13.93	$12.36	$8.80	$12.32	$11.19	$10.75	$10.49		
Number of accumulation units outstanding at end of period	2,130,653	1,082,965	1,127,373	74,128	25,298	39,234	26,871	13,651		
ING LARGE CAP VALUE PORTFOLIO										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$10.05									
Value at end of period	$10.05									
Number of accumulation units outstanding at end of period	569,147									
ING LIMITED MATURITY BOND PORTFOLIO										
Value at beginning of period	$23.11	$22.72	$21.50	$21.86	$20.96	$20.47	$20.43	$20.44	$20.16	$19.06
Value at end of period	$23.05	$23.11	$22.72	$21.50	$21.86	$20.96	$20.47	$20.43	$20.44	$20.16
Number of accumulation units outstanding at end of period	463,361	595,343	738,091	954,519	1,366,149	1,891,473	2,520,744	3,368,052	5,262,645	6,261,694

A 5

Access

Condensed Financial Information (continued)

	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011
ING LIQUID ASSETS PORTFOLIO										
Value at beginning of period	$15.84	$15.84	$15.74	$15.66	$15.87	$16.38	$16.95	$17.12	$16.94	$16.70
Value at end of period	$15.84	$15.74	$15.66	$15.87	$16.38	$16.95	$17.12	$16.94	$16.70	$16.47
Number of accumulation units outstanding at end of period	12,089,799	7,879,356	5,672,311	5,498,848	6,031,181	6,935,089	15,903,229	11,578,123	7,999,039	7,655,564
ING MARSICO GROWTH PORTFOLIO										
Value at beginning of period	$15.14	$10.52	$13.76	$15.26	$16.39	$16.96	$19.09	$11.23	$14.29	$16.88
Value at end of period	$10.52	$13.76	$15.26	$16.39	$16.96	$19.09	$11.23	$14.29	$16.88	$16.37
Number of accumulation units outstanding at end of period	12,372,395	11,921,200	10,491,049	9,249,375	7,262,969	6,017,607	5,258,119	4,446,996	4,057,532	3,313,503
ING MFS TOTAL RETURN PORTFOLIO										
Value at beginning of period	$20.56	$19.23	$22.14	$24.26	$24.62	$27.17	$27.86	$21.33	$24.80	$26.86
Value at end of period	$19.23	$22.14	$24.26	$24.62	$27.17	$27.86	$21.33	$24.80	$26.86	$26.90
Number of accumulation units outstanding at end of period	9,138,045	9,215,693	8,667,716	7,790,025	6,490,070	5,566,345	4,728,779	4,421,885	3,828,532	3,226,359
ING MFS UTILITIES PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period				$10.07	$11.40	$14.70	$18.46	$11.34	$14.85	$16.64
Value at end of period				$11.40	$14.70	$18.46	$11.34	$14.85	$16.64	$17.46
Number of accumulation units outstanding at end of period				1,446,986	1,844,733	3,122,597	4,123,843	4,073,465	3,829,027	3,840,254
ING MIDCAP OPPORTUNITIES PORTFOLIO										
(Fund first available during April 2004)										
Value at beginning of period			$7.15	$7.52	$8.17	$8.66	$10.72	$6.58	$9.15	$11.73
Value at end of period			$7.52	$8.17	$8.66	$10.72	$6.58	$9.15	$11.73	$11.47
Number of accumulation units outstanding at end of period			440,238	457,358	369,355	299,160	4,769,928	4,502,607	4,756,551	4,227,190
ING MORGAN STANLEY GLOBAL FRANCHISE PORTFOLIO										
Value at beginning of period		$8.85	$11.01	$12.23	$13.43	$16.06	$17.37	$12.24	$15.55	$17.47
Value at end of period		$11.01	$12.23	$13.43	$16.06	$17.37	$12.24	$15.55	$17.47	$18.78
Number of accumulation units outstanding at end of period		758,774	1,394,309	2,467,075	2,849,171	2,698,954	2,715,369	2,798,687	2,982,767	2,790,056
ING OPPENHEIMER ACTIVE ALLOCATION PORTFOLIO										
(Funds were first received in this option during October 2008)										
Value at beginning of period							$9.99	$8.44	$10.65	$11.97
Value at end of period							$8.44	$10.65	$11.97	$11.28
Number of accumulation units outstanding at end of period							98,549	563,863	980,145	1,104,622
ING OPPENHEIMER GLOBAL PORTFOLIO (CLASS S)										
(Fund first available during May 2005)										
Value at beginning of period				$10.12	$11.97	$13.88	$14.55	$8.54	$11.73	$13.40
Value at end of period				$11.97	$13.88	$14.55	$8.54	$11.73	$13.40	$12.10
Number of accumulation units outstanding at end of period				403,465	1,005,867	1,491,444	1,818,384	1,635,220	1,420,560	1,397,045
ING PIMCO HIGH YIELD PORTFOLIO										
(Fund first available during May 2004)										
Value at beginning of period			$10.00	$10.82	$11.13	$11.96	$12.13	$9.26	$13.65	$15.37
Value at end of period			$10.82	$11.13	$11.96	$12.13	$9.26	$13.65	$15.37	$15.83
Number of accumulation units outstanding at end of period			9,413,696	8,674,427	7,287,786	6,065,004	4,317,113	3,386,304	3,921,490	3,817,892
ING PIMCO TOTAL RETURN BOND PORTFOLIO										
Value at beginning of period	$11.86	$12.71	$13.12	$13.57	$13.71	$14.11	$15.16	$15.57	$17.57	$18.66
Value at end of period	$12.71	$13.12	$13.57	$13.71	$14.11	$15.16	$15.57	$17.57	$18.66	$19.04
Number of accumulation units outstanding at end of period	4,410,375	5,369,915	5,917,199	5,880,636	5,417,078	8,029,233	16,888,379	22,106,766	22,821,794	20,027,467
ING PIONEER FUND PORTFOLIO (CLASS S)										
(Fund first available during May 2005)										
Value at beginning of period				$10.30	$10.98	$12.64	$13.10	$8.43	$10.32	$11.79
Value at end of period				$10.98	$12.64	$13.10	$8.43	$10.32	$11.79	$11.09
Number of accumulation units outstanding at end of period				1,137,342	1,051,162	1,065,830	896,825	854,149	862,455	700,026

A 6

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
ING PIONEER MID CAP VALUE PORTFOLIO										
(Fund first available during April 2005)										
Value at beginning of period	$11.88	$10.22	$8.28	$12.56	$12.07	$10.90	$10.00			
Value at end of period	$11.13	$11.88	$10.22	$8.28	$12.56	$12.07	$10.90			
Number of accumulation units outstanding at end of period	5,724,050	6,475,612	7,406,984	8,408,547	7,528,407	7,507,837	7,692,715			
ING RETIREMENT CONSERVATIVE PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$8.84	$8.32	$8.25							
Value at end of period	$9.17	$8.84	$8.32							
Number of accumulation units outstanding at end of period	7,346,128	6,256,899	5,981,757							
ING RETIREMENT GROWTH PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$10.31	$9.37	$9.22							
Value at end of period	$10.05	$10.31	$9.37							
Number of accumulation units outstanding at end of period	68,956,114	74,275,484	79,472,323							
ING RETIREMENT MODERATE GROWTH PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$10.54	$9.63	$9.49							
Value at end of period	$10.40	$10.54	$9.63							
Number of accumulation units outstanding at end of period	42,036,780	46,040,296	48,787,781							
ING RETIREMENT MODERATE PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$10.65	$9.86	$9.75							
Value at end of period	$10.73	$10.65	$9.86							
Number of accumulation units outstanding at end of period	22,515,408	24,451,343	25,879,317							
ING RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$14.07	$12.69	$10.27							
Value at end of period	$14.42	$14.07	$12.69							
Number of accumulation units outstanding at end of period	1,637,094	1,455,162	1,607,178							
ING RUSSELL™ LARGE CAP INDEX PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$9.02	$8.17	$6.71	$10.17						
Value at end of period	$9.09	$9.02	$8.17	$6.71						
Number of accumulation units outstanding at end of period	4,462,209	5,649,134	6,524,524	629,227						
ING RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$13.71	$12.51	$10.35							
Value at end of period	$13.59	$13.71	$12.51							
Number of accumulation units outstanding at end of period	310,000	194,823	130,420							
ING RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$16.13	$13.00	$10.36							
Value at end of period	$15.55	$16.13	$13.00							
Number of accumulation units outstanding at end of period	2,267,474	2,632,553	2,765,328							
ING RUSSELL™ MID CAP INDEX PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$10.40	$8.45	$6.13	$10.30						
Value at end of period	$10.04	$10.40	$8.45	$6.13						
Number of accumulation units outstanding at end of period	1,745,841	1,854,424	1,478,202	578,346						

Access

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
ING RUSSELL™ SMALL CAP INDEX PORTFOLIO (Funds were first received in this option during April 2008)										
Value at beginning of period	$10.80	$8.69	$6.97	$10.06						
Value at end of period	$10.20	$10.80	$8.69	$6.97						
Number of accumulation units outstanding at end of period	1,701,985	1,880,369	1,673,974	1,397,996						
ING SMALLCAP OPPORTUNITIES PORTFOLIO										
Value at beginning of period	$9.53	$7.31	$5.68	$8.80	$8.13	$7.34	$6.84	$6.31	$4.62	$8.33
Value at end of period	$9.44	$9.53	$7.31	$5.68	$8.80	$8.13	$7.34	$6.84	$6.31	$4.62
Number of accumulation units outstanding at end of period	796,478	919,414	1,117,503	1,257,982	1,598,381	1,976,720	2,164,620	2,126,799	1,851,941	774,557
ING SMALL COMPANY PORTFOLIO (Funds were first received in this option during May 2008)										
Value at beginning of period	$10.97	$8.97	$7.15	$10.25						
Value at end of period	$10.52	$10.97	$8.97	$7.15						
Number of accumulation units outstanding at end of period	1,422,232	1,686,231	1,359,012	686,734						
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO										
Value at beginning of period	$51.80	$46.07	$35.06	$49.06	$47.66	$42.17	$39.69	$34.52	$27.96	$28.22
Value at end of period	$52.55	$51.80	$46.07	$35.06	$49.06	$47.66	$42.17	$39.69	$34.52	$27.96
Number of accumulation units outstanding at end of period	7,077,206	7,593,076	8,156,298	8,278,462	8,055,776	7,742,558	7,736,987	6,834,477	6,071,997	5,326,018
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO										
Value at beginning of period	$30.97	$27.32	$22.17	$34.97	$34.41	$29.30	$28.60	$25.24	$20.45	$23.90
Value at end of period	$30.26	$30.97	$27.32	$22.17	$34.97	$34.41	$29.30	$28.60	$25.24	$20.45
Number of accumulation units outstanding at end of period	2,820,631	3,008,352	3,153,961	3,367,200	3,471,081	3,923,791	4,330,653	4,187,985	3,283,741	2,796,772
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO (Funds were first received in this option during May 2007)										
Value at beginning of period	$9.35	$8.13	$5.78	$10.17	$10.10					
Value at end of period	$9.10	$9.35	$8.13	$5.78	$10.17					
Number of accumulation units outstanding at end of period	1,806,950	1,929,680	1,909,257	775,347	317,543					
ING T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (Fund first available during May 2005)										
Value at beginning of period	$13.68	$12.19	$8.99	$18.05	$15.18	$12.42	$10.00			
Value at end of period	$11.82	$13.68	$12.19	$8.99	$18.05	$15.18	$12.42			
Number of accumulation units outstanding at end of period	1,461,019	1,599,392	1,998,238	2,376,603	2,243,027	1,560,451	1,361,072			
ING TEMPLETON FOREIGN EQUITY PORTFOLIO (Fund first available during May 2006)										
Value at beginning of period	$10.36	$9.67	$7.44	$12.71	$11.18	$10.17				
Value at end of period	$8.96	$10.36	$9.67	$7.44	$12.71	$11.18				
Number of accumulation units outstanding at end of period	2,688,868	2,992,773	2,884,425	2,681,328	1,021,786	237,468				
ING TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$22.00	$20.71	$15.88	$26.69	$26.44	$21.99	$20.30	$18.55	$13.80	$17.54
Value at end of period	$20.46	$22.00	$20.71	$15.88	$26.69	$26.44	$21.99	$20.30	$18.55	$13.80
Number of accumulation units outstanding at end of period	1,363,264	1,606,338	1,694,621	1,712,450	1,869,745	2,011,664	1,908,440	2,183,115	2,320,224	1,965,666
ING THORNBURG VALUE PORTFOLIO (Funds were first received in this option during August 2006)										
Value at beginning of period	$11.12	$10.15	$7.13	$12.03	$11.40	$10.01				
Value at end of period	$9.50	$11.12	$10.15	$7.13	$12.03	$11.40				
Number of accumulation units outstanding at end of period	32,577	37,293	40,541	48,118	72,778	39,144				
ING U.S. BOND INDEX PORTFOLIO (Funds were first received in this option during April 2008)										
Value at beginning of period	$11.08	$10.62	$10.20	$9.99						
Value at end of period	$11.69	$11.08	$10.62	$10.20						
Number of accumulation units outstanding at end of period	3,165,568	3,163,184	3,588,432	3,388,765						

A 8

Access

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$10.73	$9.63	$7.42	$12.55	$12.61	$11.19	$10.24			
Value at end of period	$10.29	$10.73	$9.63	$7.42	$12.55	$12.61	$11.19			
Number of accumulation units outstanding at end of period	54,596	59,966	92,507	159,712	211,221	240,320	119,772			
ING WISDOM TREE℠ GLOBAL HIGH-YIELDING EQUITY INDEX PORTFOLIO										
(Funds were first received in this option during January 2008)										
Value at beginning of period	$8.13	$7.79	$6.08	$9.95						
Value at end of period	$7.70	$8.13	$7.79	$6.08						
Number of accumulation units outstanding at end of period	4,036,972	4,398,876	4,692,093	4,193,381						
INVESCO V.I. LEISURE FUND										
Value at beginning of period	$12.38	$10.30	$7.87	$14.01	$14.33	$11.66	$11.97	$10.71	$8.44	$10.00
Value at end of period	$11.74	$12.38	$10.30	$7.87	$14.01	$14.33	$11.66	$11.97	$10.71	$8.44
Number of accumulation units outstanding at end of period	170,925	197,329	229,345	267,247	328,037	389,830	512,777	510,227	355,401	69,607
PROFUND VP BULL										
Value at beginning of period	$8.59	$7.74	$6.31	$10.27	$10.06	$8.98	$8.86	$8.26	$6.67	$8.90
Value at end of period	$8.47	$8.59	$7.74	$6.31	$10.27	$10.06	$8.98	$8.86	$8.26	$6.67
Number of accumulation units outstanding at end of period	96,088	119,978	139,938	178,757	302,151	644,480	939,625	1,756,560	1,824,762	1,231,933
PROFUND VP EUROPE 30										
Value at beginning of period	$9.49	$9.37	$7.19	$13.02	$11.52	$9.94	$9.33	$8.28	$6.05	$8.27
Value at end of period	$8.52	$9.49	$9.37	$7.19	$13.02	$11.52	$9.94	$9.33	$8.28	$6.05
Number of accumulation units outstanding at end of period	85,942	104,606	126,512	152,071	193,438	348,410	492,243	526,719	648,934	257,910
PROFUND VP RISING RATES OPPORTUNITY										
(Fund first available during October 2003)										
Value at beginning of period	$5.01	$6.05	$4.64	$7.59	$8.12	$7.47	$8.23	$9.37	$10.00	
Value at end of period	$3.09	$5.01	$6.05	$4.64	$7.59	$8.12	$7.47	$8.23	$9.37	
Number of accumulation units outstanding at end of period	270,919	290,517	316,599	402,662	538,853	708,583	1,016,831	834,452	98,866	

Separate Account Annual Charges of 2.35%

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
BLACKROCK GLOBAL ALLOCATION V.I. FUND										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$10.04	$9.37	$7.94	$10.12						
Value at end of period	$9.45	$10.04	$9.37	$7.94						
Number of accumulation units outstanding at end of period	1,064,826	1,076,203	1,786,545	868,356						
COLUMBIA SMALL CAP VALUE FUND VS										
(Fund first available during January 2005)										
Value at beginning of period	$12.42	$10.05	$8.24	$11.74	$12.34	$10.59	$9.86			
Value at end of period	$11.38	$12.42	$10.05	$8.24	$11.74	$12.34	$10.59			
Number of accumulation units outstanding at end of period	28,540	33,715	39,739	40,940	48,888	67,331	72,090			
FIDELITY® VIP CONTRAFUND® PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$12.52	$10.97	$8.29	$14.82	$12.94	$11.89	$10.24			
Value at end of period	$11.89	$12.52	$10.97	$8.29	$14.82	$12.94	$11.89			
Number of accumulation units outstanding at end of period	435,657	533,206	621,591	742,258	635,885	416,098	196,054			

A 9

Access

Condensed Financial Information (continued)

	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011
FIDELITY® VIP EQUITY-INCOME PORTFOLIO										
(Fund first available during January 2005)										
Value at beginning of period				$9.93	$10.48	$12.28	$12.14	$6.78	$8.60	$9.65
Value at end of period				$10.48	$12.28	$12.14	$6.78	$8.60	$9.65	$9.48
Number of accumulation units outstanding at end of period				112,202	200,164	272,175	176,414	142,561	125,267	117,867
ING AMERICAN FUNDS ASSET ALLOCATION PORTFOLIO										
(Funds were first received in this option during May 2008)										
Value at beginning of period							$10.15	$7.14	$8.60	$9.41
Value at end of period							$7.14	$8.60	$9.41	$9.27
Number of accumulation units outstanding at end of period							144,997	158,253	174,196	176,299
ING AMERICAN FUNDS BOND PORTFOLIO										
(Funds were first received in this option during January 2008)										
Value at beginning of period							$10.01	$8.77	$9.60	$9.94
Value at end of period							$8.77	$9.60	$9.94	$10.27
Number of accumulation units outstanding at end of period							203,705	470,088	401,888	301,115
ING AMERICAN FUNDS GLOBAL GROWTH AND INCOME PORTFOLIO										
(Funds were first received in this option during May 2011)										
Value at beginning of period										$10.52
Value at end of period										$9.24
Number of accumulation units outstanding at end of period										4,342
ING AMERICAN FUNDS GROWTH PORTFOLIO										
(Fund first available during January 2005)										
Value at beginning of period				$10.07	$11.56	$12.37	$13.50	$7.35	$9.95	$11.47
Value at end of period				$11.56	$12.37	$13.50	$7.35	$9.95	$11.47	$10.67
Number of accumulation units outstanding at end of period				474,731	738,911	1,001,924	1,269,953	1,314,228	1,133,281	1,060,031
ING AMERICAN FUNDS INTERNATIONAL GROWTH AND INCOME PORTFOLIO										
(Funds were first received in this option during February 2011)										
Value at beginning of period										$9.84
Value at end of period										$8.73
Number of accumulation units outstanding at end of period										4,388
ING AMERICAN FUNDS INTERNATIONAL PORTFOLIO										
(Fund first available during January 2005)										
Value at beginning of period				$10.19	$12.24	$14.15	$16.49	$9.27	$12.88	$13.42
Value at end of period				$12.24	$14.15	$16.49	$9.27	$12.88	$13.42	$11.22
Number of accumulation units outstanding at end of period				144,537	325,441	603,416	616,655	659,463	618,908	529,544
ING AMERICAN FUNDS WORLD ALLOCATION PORTFOLIO										
(Funds were first received in this option during November 2008)										
Value at beginning of period							$9.36	$9.05	$11.91	$13.11
Value at end of period							$9.05	$11.91	$13.11	$12.05
Number of accumulation units outstanding at end of period							6,131	32,416	508,247	94,730
ING ARTIO FOREIGN PORTFOLIO										
(Fund first available during January 2005)										
Value at beginning of period				$10.18	$11.80	$14.88	$16.93	$9.32	$10.94	$11.41
Value at end of period				$11.80	$14.88	$16.93	$9.32	$10.94	$11.41	$8.71
Number of accumulation units outstanding at end of period				141,924	266,919	479,203	518,811	426,275	341,055	309,747
ING BARON SMALL CAP GROWTH PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period				$10.02	$10.93	$12.30	$12.75	$7.31	$9.65	$11.93
Value at end of period				$10.93	$12.30	$12.75	$7.31	$9.65	$11.93	$11.90
Number of accumulation units outstanding at end of period				44,082	82,600	208,722	274,754	327,598	337,728	345,820

A 10

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
ING BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO										
(Fund first available during March 2005)										
Value at beginning of period	$11.01	$10.54	$8.99	$12.90	$12.17	$10.95	$9.98			
Value at end of period	$11.26	$11.01	$10.54	$8.99	$12.90	$12.17	$10.95			
Number of accumulation units outstanding at end of period	116,866	112,574	117,499	131,422	71,273	44,195	24,904			
ING BLACKROCK INFLATION PROTECTED BOND PORTFOLIO										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$10.83	$10.51	$9.87							
Value at end of period	$11.85	$10.83	$10.51							
Number of accumulation units outstanding at end of period	638,466	233,842	163,423							
ING BLACKROCK LARGE CAP GROWTH PORTFOLIO										
(Fund first available during March 2005)										
Value at beginning of period	$9.94	$8.97	$7.06	$11.86	$11.38	$10.88	$10.06			
Value at end of period	$9.55	$9.94	$8.97	$7.06	$11.86	$11.38	$10.88			
Number of accumulation units outstanding at end of period	97,468	79,711	82,747	70,575	55,472	45,592	20,687			
ING BLACKROCK SCIENCE AND TECHNOLOGY OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$11.11	$9.63	$6.46	$9.99						
Value at end of period	$9.70	$11.11	$9.63	$6.46						
Number of accumulation units outstanding at end of period	284,861	247,484	183,443	84,561						
ING CLARION GLOBAL REAL ESTATE PORTFOLIO										
(Fund first available during May 2006)										
Value at beginning of period	$10.37	$9.16	$7.03	$12.25	$13.54	$11.42				
Value at end of period	$9.59	$10.37	$9.16	$7.03	$12.25	$13.54				
Number of accumulation units outstanding at end of period	80,475	90,579	99,966	139,822	85,848	39,826				
ING CLARION REAL ESTATE PORTFOLIO										
(Fund first available during January 2005)										
Value at beginning of period	$12.50	$10.01	$7.54	$12.56	$15.64	$11.63	$9.70			
Value at end of period	$13.37	$12.50	$10.01	$7.54	$12.56	$15.64	$11.63			
Number of accumulation units outstanding at end of period	101,767	108,093	134,737	155,675	199,745	226,140	134,773			
ING COLUMBIA SMALL CAP VALUE II PORTFOLIO										
(Fund first available during May 2006)										
Value at beginning of period	$9.63	$7.87	$6.46	$10.04	$9.99	$10.22				
Value at end of period	$9.15	$9.63	$7.87	$6.46	$10.04	$9.99				
Number of accumulation units outstanding at end of period	268,406	323,478	357,068	314,742	148,855	34,010				
ING DAVIS NEW YORK VENTURE PORTFOLIO										
(Fund first available during January 2006)										
Value at beginning of period	$9.35	$8.54	$6.64	$11.20	$11.01	$10.24				
Value at end of period	$8.70	$9.35	$8.54	$6.64	$11.20	$11.01				
Number of accumulation units outstanding at end of period	212,175	267,625	276,908	262,843	179,995	56,659				
ING DFA WORLD EQUITY PORTFOLIO										
(Funds were first received in this option during September 2007)										
Value at beginning of period	$8.36	$6.85	$5.76	$10.36	$10.13					
Value at end of period	$7.41	$8.36	$6.85	$5.76	$10.36					
Number of accumulation units outstanding at end of period	246,880	405,717	384,103	464,609	77,433					
ING EURO STOXX 50® INDEX PORTFOLIO										
(Funds were first received in this option during August 2010)										
Value at beginning of period	$8.69	$8.19								
Value at end of period	$7.02	$8.69								
Number of accumulation units outstanding at end of period	0	110								

Access

A 11

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
ING FMR℠ DIVERSIFIED MID CAP PORTFOLIO										
(Fund first available during March 2005)										
Value at beginning of period	$14.55	$11.61	$8.54	$14.37	$12.85	$11.76	$10.67			
Value at end of period	$12.65	$14.55	$11.61	$8.54	$14.37	$12.85	$11.76			
Number of accumulation units outstanding at end of period	239,905	276,648	321,684	317,226	229,273	90,403	55,130			
ING FRANKLIN INCOME PORTFOLIO										
(Fund first available during May 2006)										
Value at beginning of period	$10.69	$9.69	$7.52	$10.88	$10.85	$9.94				
Value at end of period	$10.70	$10.69	$9.69	$7.52	$10.88	$10.85				
Number of accumulation units outstanding at end of period	489,208	451,080	421,571	359,683	304,954	93,050				
ING FRANKLIN MUTUAL SHARES PORTFOLIO										
(Funds were first received in this option during May 2007)										
Value at beginning of period	$9.66	$8.86	$7.17	$11.81	$12.55					
Value at end of period	$9.35	$9.66	$8.86	$7.17	$11.81					
Number of accumulation units outstanding at end of period	160,607	159,919	161,520	129,059	139,256					
ING FRANKLIN TEMPLETON FOUNDING STRATEGY PORTFOLIO										
(Funds were first received in this option during May 2007)										
Value at beginning of period	$8.25	$7.63	$5.99	$9.54	$10.00					
Value at end of period	$7.95	$8.25	$7.63	$5.99	$9.54					
Number of accumulation units outstanding at end of period	562,265	664,969	897,392	929,525	596,214					
ING FTSE 100 INDEX® PORTFOLIO										
(Funds were first received in this option during May 2010)										
Value at beginning of period	$10.89	$9.08								
Value at end of period	$10.19	$10.89								
Number of accumulation units outstanding at end of period	614	3,017								
ING GLOBAL RESOURCES PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$10.03									
Value at end of period	$8.78									
Number of accumulation units outstanding at end of period	186,328									
ING GLOBAL RESOURCES PORTFOLIO (CLASS S)										
(Fund first available during January 2005)										
Value at beginning of period	$19.77	$16.64	$12.39	$21.51	$16.53	$13.94	$10.22			
Value at end of period	$17.54	$19.77	$16.64	$12.39	$21.51	$16.53	$13.94			
Number of accumulation units outstanding at end of period	220,304	261,052	360,250	378,361	303,654	123,970	84,669			
ING GROWTH AND INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$8.52	$7.66	$6.04	$9.39						
Value at end of period	$8.28	$8.52	$7.66	$6.04						
Number of accumulation units outstanding at end of period	584,744	169,041	185,966	92,800						
ING GROWTH AND INCOME PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$9.98									
Value at end of period	$9.48									
Number of accumulation units outstanding at end of period	851,297									
ING HANG SENG INDEX PORTFOLIO										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$13.52	$12.87	$10.19							
Value at end of period	$10.77	$13.52	$12.87							
Number of accumulation units outstanding at end of period	41,076	45,723	80,767							

A 12

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
ING INDEX PLUS LARGECAP PORTFOLIO										
(Fund first available during January 2005)										
Value at beginning of period	$9.63	$8.67	$7.22	$11.81	$11.55	$10.35	$9.86			
Value at end of period	$9.37	$9.63	$8.67	$7.22	$11.81	$11.55	$10.35			
Number of accumulation units outstanding at end of period	29,567	34,596	44,071	47,359	58,677	117,769	87,671			
ING INDEX PLUS MIDCAP PORTFOLIO										
(Fund first available during January 2005)										
Value at beginning of period	$11.24	$9.47	$7.38	$12.13	$11.80	$11.08	$9.90			
Value at end of period	$10.83	$11.24	$9.47	$7.38	$12.13	$11.80	$11.08			
Number of accumulation units outstanding at end of period	54,098	58,002	66,645	68,892	171,668	89,686	66,615			
ING INDEX PLUS SMALLCAP PORTFOLIO										
(Fund first available during February 2005)										
Value at beginning of period	$10.18	$8.51	$7.00	$10.80	$11.83	$10.68	$10.23			
Value at end of period	$9.84	$10.18	$8.51	$7.00	$10.80	$11.83	$10.68			
Number of accumulation units outstanding at end of period	48,852	51,314	53,319	59,155	67,224	79,676	65,584			
ING INTERMEDIATE BOND PORTFOLIO										
(Fund first available during January 2005)										
Value at beginning of period	$10.89	$10.18	$9.37	$10.51	$10.18	$10.04	$10.02			
Value at end of period	$11.41	$10.89	$10.18	$9.37	$10.51	$10.18	$10.04			
Number of accumulation units outstanding at end of period	831,004	927,831	842,268	966,670	1,009,134	456,528	37,651			
ING INTERNATIONAL INDEX PORTFOLIO										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$7.88	$7.49	$6.02	$10.39						
Value at end of period	$6.74	$7.88	$7.49	$6.02						
Number of accumulation units outstanding at end of period	55,538	66,408	49,609	2,335						
ING INVESCO VAN KAMPEN COMSTOCK PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$9.94	$8.84	$7.04	$11.36	$11.90	$10.52	$10.19			
Value at end of period	$9.50	$9.94	$8.84	$7.04	$11.36	$11.90	$10.52			
Number of accumulation units outstanding at end of period	81,043	76,538	69,884	65,667	74,289	68,352	38,677			
ING INVESCO VAN KAMPEN EQUITY AND INCOME PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$11.65	$10.65	$8.91	$11.94	$11.84	$10.79	$10.15			
Value at end of period	$11.23	$11.65	$10.65	$8.91	$11.94	$11.84	$10.79			
Number of accumulation units outstanding at end of period	91,291	111,118	139,616	122,185	61,472	37,243	22,777			
ING INVESCO VAN KAMPEN GROWTH AND INCOME PORTFOLIO										
(Fund first available during March 2005)										
Value at beginning of period	$10.95	$9.97	$8.23	$12.44	$12.42	$10.97	$10.34			
Value at end of period	$10.46	$10.95	$9.97	$8.23	$12.44	$12.42	$10.97			
Number of accumulation units outstanding at end of period	156,097	161,053	180,266	153,810	85,811	81,382	44,660			
ING JAPAN TOPIX INDEX® PORTFOLIO										
(Funds were first received in this option during December 2009)										
Value at beginning of period	$10.92	$9.84	$10.02							
Value at end of period	$9.20	$10.92	$9.84							
Number of accumulation units outstanding at end of period	1,996	3,430	488							
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO										
(Fund first available during March 2005)										
Value at beginning of period	$23.52	$20.02	$11.95	$25.12	$18.58	$14.01	$11.39			
Value at end of period	$18.77	$23.52	$20.02	$11.95	$25.12	$18.58	$14.01			
Number of accumulation units outstanding at end of period	139,259	154,288	231,109	211,142	262,409	112,578	51,221			

Condensed Financial Information (continued)

	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011
ING JPMORGAN MID CAP VALUE PORTFOLIO										
(Funds were first received in this option during May 2008)										
Value at beginning of period							$10.32	$6.86	$8.42	$10.11
Value at end of period							$6.86	$8.42	$10.11	$10.05
Number of accumulation units outstanding at end of period							8,263	18,745	103,224	140,398
ING JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO										
(Fund first available during January 2005)										
Value at beginning of period				$9.53	$10.36	$11.80	$11.32	$7.75	$9.63	$11.92
Value at end of period				$10.36	$11.80	$11.32	$7.75	$9.63	$11.92	$11.48
Number of accumulation units outstanding at end of period				40,777	91,491	152,984	101,227	139,793	138,812	102,204
ING LARGE CAP GROWTH PORTFOLIO										
(Fund first available during January 2005)										
Value at beginning of period				$9.73	$10.22	$10.53	$11.48	$8.12	$11.30	$12.61
Value at end of period				$10.22	$10.53	$11.48	$8.12	$11.30	$12.61	$12.59
Number of accumulation units outstanding at end of period				4,088	6,553	7,068	6,496	60,434	90,392	132,179
ING LARGE CAP VALUE PORTFOLIO										
(Funds were first received in this option during January 2011)										
Value at beginning of period										$10.04
Value at end of period										$9.96
Number of accumulation units outstanding at end of period										64,676
ING LIQUID ASSETS PORTFOLIO										
(Fund first available during January 2005)										
Value at beginning of period				$9.99	$10.03	$10.26	$10.51	$10.51	$10.30	$10.06
Value at end of period				$10.03	$10.26	$10.51	$10.51	$10.30	$10.06	$9.83
Number of accumulation units outstanding at end of period				249,424	328,677	801,583	2,009,948	968,348	672,652	653,047
ING MARSICO GROWTH PORTFOLIO										
(Fund first available during January 2005)										
Value at beginning of period				$9.90	$10.77	$11.04	$12.30	$7.17	$9.03	$10.57
Value at end of period				$10.77	$11.04	$12.30	$7.17	$9.03	$10.57	$10.15
Number of accumulation units outstanding at end of period				120,835	227,513	276,604	244,251	225,967	203,279	216,643
ING MFS TOTAL RETURN PORTFOLIO										
(Fund first available during January 2005)										
Value at beginning of period				$10.03	$10.15	$11.10	$11.27	$8.54	$9.84	$10.55
Value at end of period				$10.15	$11.10	$11.27	$8.54	$9.84	$10.55	$10.47
Number of accumulation units outstanding at end of period				218,184	319,608	344,143	486,533	440,886	370,558	334,277
ING MFS UTILITIES PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period				$10.10	$11.32	$14.46	$17.99	$10.94	$14.19	$15.75
Value at end of period				$11.32	$14.46	$17.99	$10.94	$14.19	$15.75	$16.37
Number of accumulation units outstanding at end of period				45,127	119,139	228,951	238,488	172,920	154,716	219,117
ING MIDCAP OPPORTUNITIES PORTFOLIO										
(Fund first available during February 2005)										
Value at beginning of period				$10.16	$10.92	$11.48	$14.06	$8.55	$11.78	$14.95
Value at end of period				$10.92	$11.48	$14.06	$8.55	$11.78	$14.95	$14.48
Number of accumulation units outstanding at end of period				1,801	1,797	1,658	33,559	40,002	140,135	79,808
ING MORGAN STANLEY GLOBAL FRANCHISE PORTFOLIO										
(Fund first available during January 2005)										
Value at beginning of period				$10.03	$11.10	$13.16	$14.09	$9.83	$12.37	$13.76
Value at end of period				$11.10	$13.16	$14.09	$9.83	$12.37	$13.76	$14.66
Number of accumulation units outstanding at end of period				38,048	75,553	147,370	175,050	127,893	149,109	156,962

A 14

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
ING OPPENHEIMER ACTIVE ALLOCATION PORTFOLIO										
(Funds were first received in this option during November 2008)										
Value at beginning of period	$11.71	$10.51	$8.41	$8.13						
Value at end of period	$10.93	$11.71	$10.51	$8.41						
Number of accumulation units outstanding at end of period	11,155	11,393	13,620	1,685						
ING OPPENHEIMER GLOBAL PORTFOLIO (CLASS S)										
(Fund first available during May 2005)										
Value at beginning of period	$12.68	$11.21	$8.24	$14.18	$13.65	$11.89	$10.11			
Value at end of period	$11.34	$12.68	$11.21	$8.24	$14.18	$13.65	$11.89			
Number of accumulation units outstanding at end of period	105,921	97,880	103,453	114,372	113,785	85,021	35,817			
ING PIMCO HIGH YIELD PORTFOLIO										
(Fund first available during March 2005)										
Value at beginning of period	$13.43	$12.04	$8.25	$10.91	$10.86	$10.21	$10.11			
Value at end of period	$13.69	$13.43	$12.04	$8.25	$10.91	$10.86	$10.21			
Number of accumulation units outstanding at end of period	258,511	394,261	135,645	149,881	190,302	165,859	103,019			
ING PIMCO TOTAL RETURN BOND PORTFOLIO										
(Fund first available during January 2005)										
Value at beginning of period	$12.97	$12.34	$11.04	$10.85	$10.19	$10.01	$9.99			
Value at end of period	$13.11	$12.97	$12.34	$11.04	$10.85	$10.19	$10.01			
Number of accumulation units outstanding at end of period	2,127,253	2,466,193	2,340,749	1,650,532	570,284	123,284	78,500			
ING PIONEER FUND PORTFOLIO (CLASS S)										
(Fund first available during May 2005)										
Value at beginning of period	$11.16	$9.86	$8.13	$12.76	$12.44	$10.91	$10.11			
Value at end of period	$10.40	$11.16	$9.86	$8.13	$12.76	$12.44	$10.91			
Number of accumulation units outstanding at end of period	49,020	40,824	43,893	45,235	40,613	36,859	18,205			
ING PIONEER MID CAP VALUE PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$11.25	$9.77	$7.99	$12.24	$11.88	$10.83	$10.04			
Value at end of period	$10.44	$11.25	$9.77	$7.99	$12.24	$11.88	$10.83			
Number of accumulation units outstanding at end of period	211,620	229,560	253,470	262,350	212,042	142,507	112,654			
ING RETIREMENT CONSERVATIVE PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$8.74	$8.30	$8.24							
Value at end of period	$8.98	$8.74	$8.30							
Number of accumulation units outstanding at end of period	1,126,761	535,970	480,746							
ING RETIREMENT GROWTH PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$10.19	$9.35	$9.21							
Value at end of period	$9.83	$10.19	$9.35							
Number of accumulation units outstanding at end of period	3,444,258	3,824,298	3,683,496							
ING RETIREMENT MODERATE GROWTH PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$10.42	$9.61	$9.49							
Value at end of period	$10.18	$10.42	$9.61							
Number of accumulation units outstanding at end of period	2,026,044	1,969,328	2,239,686							
ING RETIREMENT MODERATE PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$10.53	$9.84	$9.75							
Value at end of period	$10.50	$10.53	$9.84							
Number of accumulation units outstanding at end of period	1,402,626	1,681,462	1,842,613							

A 15

Access

	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011
ING RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO										
(Funds were first received in this option during May 2009)										
Value at beginning of period								$10.18	$12.60	$13.84
Value at end of period								$12.60	$13.84	$14.04
Number of accumulation units outstanding at end of period								23,351	27,688	54,888
ING RUSSELL™ LARGE CAP INDEX PORTFOLIO										
(Funds were first received in this option during May 2008)										
Value at beginning of period							$10.24	$6.66	$8.03	$8.79
Value at end of period							$6.66	$8.03	$8.79	$8.76
Number of accumulation units outstanding at end of period							14,495	92,362	118,752	85,449
ING RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO										
(Funds were first received in this option during July 2009)										
Value at beginning of period								$10.61	$12.42	$13.48
Value at end of period								$12.42	$13.48	$13.24
Number of accumulation units outstanding at end of period								17,012	13,781	34,737
ING RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO										
(Funds were first received in this option during June 2009)										
Value at beginning of period								$10.71	$12.91	$15.86
Value at end of period								$12.91	$15.86	$15.15
Number of accumulation units outstanding at end of period								49,341	43,273	42,714
ING RUSSELL™ MID CAP INDEX PORTFOLIO										
(Funds were first received in this option during June 2008)										
Value at beginning of period							$10.44	$6.09	$8.31	$10.13
Value at end of period							$6.09	$8.31	$10.13	$9.69
Number of accumulation units outstanding at end of period							79,434	114,394	129,023	122,670
ING RUSSELL™ SMALL CAP INDEX PORTFOLIO										
(Funds were first received in this option during May 2008)										
Value at beginning of period							$10.15	$6.92	$8.54	$10.51
Value at end of period							$6.92	$8.54	$10.51	$9.84
Number of accumulation units outstanding at end of period							81,503	121,580	150,555	152,810
ING SMALLCAP OPPORTUNITIES PORTFOLIO										
(Fund first available during February 2005)										
Value at beginning of period				$9.82	$10.87	$11.92	$12.79	$8.17	$10.42	$13.44
Value at end of period				$10.87	$11.92	$12.79	$8.17	$10.42	$13.44	$13.20
Number of accumulation units outstanding at end of period				19,195	38,043	29,796	17,960	15,741	13,292	12,853
ING SMALL COMPANY PORTFOLIO										
(Funds were first received in this option during June 2008)										
Value at beginning of period							$10.67	$7.10	$8.82	$10.68
Value at end of period							$7.10	$8.82	$10.68	$10.15
Number of accumulation units outstanding at end of period							79,231	25,086	47,715	53,650
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO										
(Fund first available during March 2005)										
Value at beginning of period				$10.26	$10.68	$11.95	$12.18	$8.62	$11.22	$12.49
Value at end of period				$10.68	$11.95	$12.18	$8.62	$11.22	$12.49	$12.55
Number of accumulation units outstanding at end of period				472,634	1,019,681	1,498,910	2,081,471	2,019,408	1,567,788	1,453,927
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO										
(Fund first available during January 2005)										
Value at beginning of period				$9.97	$10.34	$12.03	$12.10	$7.60	$9.28	$10.41
Value at end of period				$10.34	$12.03	$12.10	$7.60	$9.28	$10.41	$10.08
Number of accumulation units outstanding at end of period				128,947	168,481	246,366	261,369	271,137	291,425	305,386

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO										
(Funds were first received in this option during May 2007)										
Value at beginning of period	$9.02	$7.92	$5.69	$10.11	$10.07					
Value at end of period	$8.69	$9.02	$7.92	$5.69	$10.11					
Number of accumulation units outstanding at end of period	89,433	49,172	39,025	22,538	20,546					
ING T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$12.95	$11.65	$8.67	$17.59	$14.94	$12.34	$10.12			
Value at end of period	$11.08	$12.95	$11.65	$8.67	$17.59	$14.94	$12.34			
Number of accumulation units outstanding at end of period	82,372	87,474	114,812	132,143	132,849	40,606	28,080			
ING TEMPLETON FOREIGN EQUITY PORTFOLIO										
(Fund first available during May 2006)										
Value at beginning of period	$9.90	$9.33	$7.25	$12.50	$11.11	$9.78				
Value at end of period	$8.48	$9.90	$9.33	$7.25	$12.50	$11.11				
Number of accumulation units outstanding at end of period	224,776	219,302	256,478	198,346	71,973	17,408				
ING TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)										
(Fund first available during February 2005)										
Value at beginning of period	$10.48	$9.96	$7.71	$13.09	$13.09	$11.00	$9.98			
Value at end of period	$9.65	$10.48	$9.96	$7.71	$13.09	$13.09	$11.00			
Number of accumulation units outstanding at end of period	109,732	119,201	140,460	144,652	165,437	98,177	32,020			
ING THORNBURG VALUE PORTFOLIO										
(Fund first available during August 2006)										
Value at beginning of period	$10.66	$9.82	$6.97	$11.87	$11.36	$10.04				
Value at end of period	$9.02	$10.66	$9.82	$6.97	$11.87	$11.36				
Number of accumulation units outstanding at end of period	10,952	11,260	11,286	11,905	22,430	13,843				
ING U.S. BOND INDEX PORTFOLIO										
(Funds were first received in this option during June 2008)										
Value at beginning of period	$10.79	$10.44	$10.13	$9.79						
Value at end of period	$11.27	$10.79	$10.44	$10.13						
Number of accumulation units outstanding at end of period	235,943	165,685	228,018	266,714						
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO										
(Fund first available during August 2005)										
Value at beginning of period	$10.15	$9.20	$7.16	$12.22	$12.40	$11.11	$10.63			
Value at end of period	$9.65	$10.15	$9.20	$7.16	$12.22	$12.40	$11.11			
Number of accumulation units outstanding at end of period	14,495	14,690	14,871	16,868	19,078	39,109	6,321			
ING WISDOM TREE℠ GLOBAL HIGH-YIELDING EQUITY INDEX PORTFOLIO										
(Funds were first received in this option during February 2008)										
Value at beginning of period	$7.90	$7.64	$6.02	$9.78						
Value at end of period	$7.42	$7.90	$7.64	$6.02						
Number of accumulation units outstanding at end of period	373,188	377,940	421,558	403,112						
INVESCO V.I. LEISURE FUND										
(Fund first available during January 2005)										
Value at beginning of period	$10.07	$8.46	$6.53	$11.74	$12.12	$9.96	$10.07			
Value at end of period	$9.46	$10.07	$8.46	$6.53	$11.74	$12.12	$9.96			
Number of accumulation units outstanding at end of period	4,526	7,618	8,135	8,572	10,032	10,713	13,875			
PROFUND VP EUROPE 30										
(Fund first available during January 2005)										
Value at beginning of period	$9.65	$9.63	$7.45	$13.63	$12.19	$10.62	$9.56			
Value at end of period	$8.59	$9.65	$9.63	$7.45	$13.63	$12.19	$10.62			
Number of accumulation units outstanding at end of period	3,745	4,369	4,966	5,575	6,211	9,972	7,102			

Access

A 17

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
PROFUND VP RISING RATES OPPORTUNITY										
(Fund first available during January 2005)										
Value at beginning of period	$5.75	$7.01	$5.43	$8.97	$9.69	$9.01	$9.70			
Value at end of period	$3.51	$5.75	$7.01	$5.43	$8.97	$9.69	$9.01			
Number of accumulation units outstanding at end of period	324	761	2,153	3,957	4,770	17,494	9,301			

A 18

Access

The Investment Portfolios

During the accumulation phase, you may allocate your premium payments and contract value to any of the investment portfolios available under this Contract. They are listed in this appendix, plus any Fixed Interest Allocation that is available. You bear the entire investment risk for amounts you allocate to any investment portfolio, and you may lose your principal.

The investment results of the mutual funds (funds) are likely to differ significantly and there is no assurance that any of the funds will achieve their respective investment objectives. You should consider the investment objectives, risks and charges and expenses of the funds carefully before investing. Please refer to the fund prospectuses for this and additional information.

Shares of the funds will rise and fall in value and you could lose money by investing in the funds. Shares of the funds are not bank deposits and are not guaranteed, endorsed or insured by any financial institution, the Federal Deposit Insurance Corporation or any other government agency. Except as noted, all funds are diversified, as defined under the Investment Company Act of 1940. Fund prospectuses may be obtained free of charge, from our Customer Service Center at the address and telephone number listed in the prospectus, by accessing the SEC's web site or by contacting the SEC Public Reference Room. If you received a summary prospectus for any of the funds available through your contract, you may also obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the contact information shown on the front of the fund's summary prospectus.

Certain funds offered under the contracts have investment objectives and policies similar to other funds managed by the fund's investment adviser. The investment results of a fund may be higher or lower than those of other funds managed by the same adviser. There is no assurance and no representation is made that the investment results of any fund will be comparable to those of another fund managed by the same investment adviser.

Certain funds are designated as "Master-Feeder" or "fund of funds." Funds offered in a Master-Feeder structure (such as the American Funds) or fund of funds structure (such as the Retirement Funds) may have higher fees and expenses than a fund that invests directly in debt and equity securities.

Consult with your investment professional to determine if the investment portfolios may be suited to your financial needs, investment time horizon and risk tolerance. You should periodically review these factors to determine if you need to change your investment strategy.

The following table reflects a name change.

Fund Name Change	
Former Fund Name	*Current Fund Name*
ING Baron Small Cap Growth Portfolio	ING Baron Growth Portfolio

Fund Name and Investment Adviser/Subadviser	Investment Objective
BlackRock Global Allocation V.I. Fund **Investment Adviser:** BlackRock Advisors, LLC **Investment Subadviser:** BlackRock Investment Management, LLC; BlackRock International Limited	Seeks to provide high total return through a fully managed investment policy utilizing U.S. and foreign equity, debt and money market instruments, the combination of which will be varied from time to time both with respect to types of securities and markets in response to changing market and economic trends.
ING American Funds Asset Allocation Portfolio **Investment Adviser:** ING Investments, LLC **Investment Adviser to Master Funds:** Capital Research and Management Company[SM]	Seeks high total return (including income and capital gains) consistent with preservation of capital over the long term.
ING American Funds Bond Portfolio **Investment Adviser:** ING Investments, LLC **Investment Adviser to Master Funds:** Capital Research and Management Company[SM]	Seeks to provide as high a level of current income as is consistent with the preservation of capital.
ING American Funds Global Growth and Income Portfolio **Investment Adviser:** ING Investments, LLC **Investment Adviser to Master Funds:** Capital Research and Management Company[SM]	Seeks to provide you with long-term growth of capital while providing current income.
ING American Funds International Growth and Income Portfolio **Investment Adviser:** ING Investments, LLC **Investment Adviser to Master Funds:** Capital Research and Management Company[SM]	Seeks to provide you with long-term growth of capital while providing current income.
ING American Funds International Portfolio **Investment Adviser:** ING Investments, LLC **Investment Adviser to Master Funds:** Capital Research and Management Company[SM]	Seeks to provide you with long-term growth of capital.
ING American Funds World Allocation Portfolio **Investment Adviser:** Directed Services LLC **Asset Allocation Committee**	Seeks long-term growth of capital.
ING Baron Growth Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** BAMCO, Inc.	Seeks capital appreciation.
ING BlackRock Health Sciences Opportunities Portfolio **Investment Adviser: Directed Services LLC** **Investment Subadviser:** BlackRock Advisors, LLC	Seeks long-term capital growth.

Fund Name and Investment Adviser/Subadviser	Investment Objective

ING BlackRock Inflation Protected Bond Portfolio
 	
  Investment Adviser: Directed Services LLC
  Investment Subadviser: BlackRock Financial Management Inc.
	A *non-diversified* Portfolio that seeks to maximize real return, consistent with preservation of real capital and prudent investment management.

ING BlackRock Large Cap Growth Portfolio
 	
  Investment Adviser: Directed Services LLC
  Investment Subadviser: BlackRock Investment Management, LLC
	Seeks long-term growth of capital.

ING BlackRock Science and Technology Opportunities Portfolio
 	
  Investment Adviser: ING Investments, LLC
  Investment Subadviser: BlackRock Advisors, LLC
	Seeks long-term capital appreciation.

ING Davis New York Venture Portfolio
 	
  Investment Adviser: Directed Services LLC
  Investment Subadviser: Davis Selected Advisers, L.P.
	Seeks long-term growth of capital.

ING DFA World Equity Portfolio
 	
  Investment Adviser: Directed Services LLC
  Investment Subadviser: Dimensional Fund Advisors LP
	Seeks long-term capital appreciation.

ING EURO STOXX 50® Index Portfolio
 	
  Investment Adviser: ING Investments, LLC
  Investment Subadviser: ING Investment Management Co. LLC
	A *non-diversified* Portfolio that seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the EURO STOXX 50® Index.

ING FMR[SM] Diversified Mid Cap Portfolio*
 	
  Investment Adviser: Directed Services LLC
  Investment Subadviser: Fidelity Management & Research Company
 	
* FMR[SM] is a service mark of Fidelity Management & Research Company
	Seeks long-term growth of capital.

ING Franklin Income Portfolio
 	
  Investment Adviser: Directed Services LLC
  Investment Subadviser: Franklin Advisers, Inc.
	Seeks to maximize income while maintaining prospects for capital appreciation.

ING Franklin Mutual Shares Portfolio
 	
  Investment Adviser: Directed Services LLC
  Investment Subadviser: Franklin Mutual Advisers, LLC
	Seeks capital appreciation and secondarily, income.

ING Franklin Templeton Founding Strategy Portfolio **Investment Adviser:** Directed Services LLC	Seeks capital appreciation and secondarily, income.

Fund Name and Investment Adviser/Subadviser	Investment Objective

ING FTSE 100 Index® Portfolio
 	
  Investment Adviser: ING Investments, LLC
  Investment Subadviser: ING Investment Management Co. LLC
	A *non-diversified* Portfolio that seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the FTSE 100 Index®.

ING Global Resources Portfolio
 	
  Investment Adviser: Directed Services, LLC
  Investment Subadviser: ING Investment Management Co. LLC
	Seeks long-term capital appreciation.

ING Growth and Income Portfolio
 	
  Investment Adviser: ING Investments, LLC
  Investment Subadviser: ING Investment Management Co. LLC
	Seeks to maximize total return through investments in a diversified portfolio of common stocks and securities convertible into common stocks. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return.

ING Hang Seng Index Portfolio
 	
  Investment Adviser: ING Investments, LLC
  Investment Subadviser: ING Investment Management Co. LLC
	A *non-diversified* Portfolio that seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Hang Seng Index.

ING Intermediate Bond Portfolio
 	
  Investment Adviser: ING Investments, LLC
  Investment Subadviser: ING Investment Management Co. LLC
	Seeks to maximize total return consistent with reasonable risk. The Portfolio seeks its objective through investments in a diversified portfolio consisting primarily of debt securities. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return.

ING International Index Portfolio
 	
  Investment Adviser: ING Investments, LLC
  Investment Subadviser: ING Investment Management Co. LLC
	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of a widely accepted International Index.

ING Invesco Van Kampen Comstock Portfolio
 	
  Investment Adviser: Directed Services LLC
  Investment Subadviser: Invesco Advisers, Inc.
	Seeks capital growth and income.

ING Invesco Van Kampen Equity and Income Portfolio
 	
  Investment Adviser: Directed Services LLC
  Investment Subadviser: Invesco Advisers, Inc.
	Seeks total return, consisting of long-term capital appreciation and current income.

ING Invesco Van Kampen Growth and Income Portfolio
 	
  Investment Adviser: Directed Services LLC
  Investment Subadviser: Invesco Advisers, Inc.
	Seeks long-term growth of capital and income.

ING Japan TOPIX Index® Portfolio
 	
  Investment Adviser: ING Investments, LLC
  Investment Subadviser: ING Investment Management Co. LLC
	A *non-diversified* Portfolio that seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Tokyo Stock Price Index®.

Fund Name and Investment Adviser/Subadviser	Investment Objective
ING JPMorgan Emerging Markets Equity Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** J.P. Morgan Investment Management Inc.	Seeks capital appreciation.
ING JPMorgan Mid Cap Value Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** J.P. Morgan Investment Management Inc.	Seeks growth from capital appreciation.
ING JPMorgan Small Cap Core Equity Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** J.P. Morgan Investment Management Inc.	Seeks capital growth over the long term.
ING Large Cap Growth Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** ING Investment Management Co. LLC	Seeks long-term capital growth.
ING Large Cap Value Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** ING Investment Management Co. LLC	Seeks growth of capital and current income.
ING Liquid Assets Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** ING Investment Management Co. LLC	Seeks a high level of current income consistent with the preservation of capital and liquidity.
ING Marsico Growth Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** Marsico Capital Management, LLC	Seeks capital appreciation.
ING MFS Total Return Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** Massachusetts Financial Services Company	Seeks above-average income (compared to a portfolio entirely invested in equity securities) consistent with the prudent employment of capital and secondarily, seeks reasonable opportunity for growth of capital and income.
ING MFS Utilities Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** Massachusetts Financial Services Company	Seeks total return.

Fund Name and Investment Adviser/Subadviser	Investment Objective
ING MidCap Opportunities Portfolio **Investment Adviser:** ING Investments, LLC **Investment Subadviser:** ING Investment Management Co. LLC	Seeks long-term capital appreciation.
ING Morgan Stanley Global Franchise Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** Morgan Stanley Investment Management Inc.	A *non-diversified* Portfolio that seeks long-term capital appreciation.
ING Oppenheimer Active Allocation Portfolio **Investment Adviser:** ING Investments, LLC **Investment Subadviser:** OppenheimerFunds, Inc.	Seeks long-term growth of capital with a secondary objective of current income.
ING Oppenheimer Global Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** OppenheimerFunds, Inc.	Seeks capital appreciation.
ING PIMCO High Yield Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** Pacific Investment Management Company LLC	Seeks maximum total return, consistent with preservation of capital and prudent investment management.
ING PIMCO Total Return Bond Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** Pacific Investment Management Company LLC	Seeks maximum total return, consistent with preservation of capital and prudent investment management.
ING Pioneer Fund Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** Pioneer Investment Management, Inc.	Seeks reasonable income and capital growth.
ING Pioneer Mid Cap Value Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** Pioneer Investment Management, Inc.	Seeks capital appreciation.
ING Retirement Conservative Portfolio **Investment Adviser:** Directed Services LLC **Asset Allocation Committee**	Seeks a high level of total return (consisting of capital appreciation and income) consistent with a conservative level of risk relative to the other ING Retirement Portfolios.
ING Retirement Growth Portfolio **Investment Adviser:** Directed Services LLC **Asset Allocation Committee**	Seeks a high level of total return (consisting of capital appreciation and income) consistent with a level of risk that can be expected to be greater than that of ING Retirement Moderate Growth Portfolio.

Fund Name and Investment Adviser/Subadviser	Investment Objective
ING Retirement Moderate Growth Portfolio **Investment Adviser:** Directed Services LLC **Asset Allocation Committee**	Seeks a high level of total return (consisting of capital appreciation and income) consistent with a level of risk that can be expected to be greater than that of ING Retirement Moderate Portfolio but less than that of ING Retirement Growth Portfolio.
ING Retirement Moderate Portfolio **Investment Adviser:** Directed Services LLC **Asset Allocation Committee**	Seeks a high level of total return (consisting of capital appreciation and income) consistent with a level of risk that can be expected to be greater than that of ING Retirement Conservative Portfolio but less than that of ING Retirement Moderate Growth Portfolio.
ING Russell™ Large Cap Growth Index Portfolio **Investment Adviser:** ING Investments, LLC **Investment Subadviser:** ING Investment Management Co.LLC	A *non-diversified* Portfolio that seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Growth Index.
ING Russell™ Large Cap Index Portfolio **Investment Adviser:** ING Investments, LLC **Investment Subadviser:** ING Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Index.
ING Russell™ Large Cap Value Index Portfolio **Investment Adviser:** ING Investments, LLC **Investment Subadviser:** ING Investment Management Co. LLC	A *non-diversified* Portfolio that seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Value Index.
ING Russell™ Mid Cap Growth Index Portfolio **Investment Adviser:** ING Investments, LLC **Investment Subadviser:** ING Investment Management Co. LLC	A *non-diversified* Portfolio that seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Midcap® Growth Index.
ING Russell™ Mid Cap Index Portfolio **Investment Adviser:** ING Investments, LLC **Investment Subadviser:** ING Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Midcap® Index.
ING Russell™ Small Cap Index Portfolio **Investment Adviser:** ING Investments, LLC **Investment Subadviser:** ING Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell 2000® Index.
ING Small Company Portfolio **Investment Adviser:** ING Investments, LLC **Investment Subadviser:** ING Investment Management Co. LLC	Seeks growth of capital primarily through investment in a diversified portfolio of common stocks of companies with smaller market capitalizations.

Fund Name and Investment Adviser/Subadviser	Investment Objective
ING Templeton Foreign Equity Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** Templeton Investment Counsel, LLC	Seeks long-term capital growth.
ING Templeton Global Growth Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** Templeton Global Advisors Limited	Seeks capital appreciation. Current income is only an incidental consideration.
ING T. Rowe Price Capital Appreciation Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** T. Rowe Price Associates, Inc.	Seeks, over the long-term, a high total investment return, consistent with the preservation of capital and with prudent investment risk.
ING T. Rowe Price Equity Income Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** T. Rowe Price Associates, Inc.	Seeks substantial dividend income as well as long-term growth of capital.
ING T. Rowe Price Growth Equity Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** T. Rowe Price Associates, Inc.	Seeks long-term capital growth, and secondarily, increasing dividend income.
ING T. Rowe Price International Stock Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** T. Rowe Price Associates, Inc.	Seeks long-term growth of capital.
ING U.S. Bond Index Portfolio **Investment Adviser:** ING Investments, LLC **Investment Subadviser:** ING Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Barclays Capital U.S. Aggregate Bond Index.
ING WisdomTree[SM] Global High-Yielding Equity Index Portfolio* **Investment Adviser:** ING Investments, LLC **Investment Subadviser:** ING Investment Management Co. LLC * WisdomTree[SM] is a servicemark of WisdomTree Investments	Seeks investment returns that closely correspond to the price and yield performance, (before fees and expenses) of the WisdomTree[SM] Global High-Yielding Equity Index.

reference to, the Index by ING Investments, LLC and ING Investment Management Co. LLC in connection with ING Hang Seng Index Portfolio (the "Product"), BUT NEITHER HANG SENG INDEXES COMPANY LIMITED NOR HANG SENG DATA SERVICES LIMITED WARRANTS OR REPRESENTS OR GUARANTEES TO ANY BROKER OR HOLDER OF THE PRODUCT OR ANY OTHER PERSON: (i) THE ACCURACY OR COMPLETENESS OF ANY OF THE INDEX AND ITS COMPUTATION OR ANY INFORMATION RELATED THERETO; OR (ii) THE FITNESS OR SUITABILITY FOR ANY PURPOSE OF ANY OF THE INDEX OR ANY COMPONENT OR DATA COMPRISED IN IT; OR (iii) THE RESULTS WHICH MAY BE OBTAINED BY ANY PERSON FROM THE USE OF ANY OF THE INDEX OR ANY COMPONENT OR DATA COMPRISED IN IT FOR ANY PURPOSE, AND NO WARRANTY OR REPRESENTATION OR GUARANTEE OF ANY KIND WHATSOEVER RELATING TO THE INDEX IS GIVEN OR MAY BE IMPLIED.

TO THE EXTENT PERMITTED BY APPLICABLE LAW, NO RESPONSIBILITY OR LIABILITY IS ACCEPTED BY HANG SENG INDEXES COMPANY LIMITED OR HANG SENG DATA SERVICES LIMITED: (i) IN RESPECT OF THE USE OF AND/OR REFERENCE TO THE INDEX BY ING INVESTMENTS, LLC AND ING INVESTMENT MANAGEMENT CO. LLC IN CONNECTION WITH THE PRODUCT; OR (ii) FOR ANY INACCURACIES, OMISSIONS, MISTAKES OR ERRORS OF HANG SENG INDEXES COMPANY LIMITED IN THE COMPUTATION OF THE INDEX; OR (iii) FOR ANY INACCURACIES, OMISSIONS, MISTAKES, ERRORS OR INCOMPLETENESS OF ANY INFORMATION USED IN CONNECTION WITH THE COMPUTATION OF THE INDEX WHICH IS SUPPLIED BY ANY OTHER PERSON; OR (iv) FOR ANY ECONOMIC OR OTHER LOSS WHICH MAY BE DIRECTLY OR INDIRECTLY SUSTAINED BY ANY BROKER OR HOLDER OF THE PRODUCT OR ANY OTHER PERSON DEALINGWITH THE PRODUCT AS A RESULT OF ANY OF THE AFORESAID, AND NO CLAIMS, ACTIONS OR LEGAL PROCEEDINGS MAY BE BROUGHT AGAINST HANG SENG INDEXES COMPANY LIMITED AND/OR HANG SENG DATA SERVICES LIMITED in connection with the Product in any manner whatsoever by any broker, holder or other person dealing with the Product. Any broker, holder or other person dealing with the Product does so therefore in full knowledge of this disclaimer and can place no reliance whatsoever on Hang Seng Indexes Company Limited and Hang Seng Data Services Limited. For the avoidance of doubt, this disclaimer does not create any contractual or quasi-contractual relationship between any broker, holder or other person and Hang Seng Indexes Company Limited and/or Hang Seng Data Services Limited and must not be construed to have created such relationship.

Fixed Account I

Fixed Account I ("Fixed Account") is an optional fixed interest allocation offered during the accumulation phase of your variable annuity contract between you and ING USA Annuity and Life Insurance Company ("ING USA," the "Company," "we" or "our"). The Fixed Account, which is a segregated asset account of ING USA, provides a means for you to invest on a tax-deferred basis and earn a guaranteed interest for guaranteed interest periods (Fixed Interest Allocation(s)). We will credit your Fixed Interest Allocation(s) with a fixed rate of interest. We currently offer Fixed Interest Allocations with guaranteed interest periods that may vary by maturity, state of issue and rate. In addition, we may offer DCA Fixed Interest Allocations, which are 6-month and 1-year Fixed Interest Allocations available exclusively in connection with our dollar cost averaging program. We may offer additional guaranteed interest periods in some or all states, may not offer all guaranteed interest periods on all contracts or in all states and the rates for a given guaranteed interest period may vary among contracts. We set the interest rates periodically. We may credit a different interest rate for each interest period. The interest you earn in the Fixed Account as well as your principal is guaranteed by ING USA, as long as you do not take your money out before the maturity date for the applicable interest period. If you take your money out from a Fixed Interest Allocation more than 30 days before the applicable maturity date, we will apply a market value adjustment ("Market Value Adjustment"). A Market Value Adjustment could increase or decrease your contract value and/or the amount you take out. A surrender charge may also apply to withdrawals from your contract. You bear the risk that you may receive less than your principal because of the Market Value Adjustment.

For contracts sold in some states, not all Fixed Interest Allocations are available. You have a right to return a contract for a refund as described in the prospectus.

The Fixed Account
You may allocate premium payments and transfer your Contract value to the guaranteed interest periods of the Fixed Account during the accumulation period as described in the prospectus. Every time you allocate money to the Fixed Account, we set up a Fixed Interest Allocation for the guaranteed interest period you select. We will credit your Fixed Interest Allocation with a guaranteed interest rate for the interest period you select, so long as you do not withdraw money from that Fixed Interest Allocation before the end of the guaranteed interest period. Each guaranteed interest period ends on its maturity date which is the last day of the month in which the interest period is scheduled to expire.

Your Contract value in the Fixed Account is the sum of your Fixed Interest Allocations and the interest credited as adjusted for any withdrawals, transfers or other charges we may impose, including any Market Value Adjustment. Your Fixed Interest Allocation will be credited with the guaranteed interest rate in effect for the guaranteed interest period you selected when we receive and accept your premium or reallocation of Contract value. We will credit interest daily at a rate that yields the quoted guaranteed interest rate.

If you surrender, withdraw, transfer or annuitize your investment in a Fixed Interest Allocation more than 30 days before the end of the guaranteed interest period, we will apply a Market Value Adjustment to the transaction. A Market Value Adjustment could increase or decrease the amount you surrender, withdraw, transfer or annuitize, depending on current interest rates at the time of the transaction. You bear the risk that you may receive less than your principal because of the Market Value Adjustment.

Guaranteed Interest Rates
Each Fixed Interest Allocation will have an interest rate that is guaranteed as long as you do not take your money out until its maturity date. We do not have a specific formula for establishing the guaranteed interest rates for the different guaranteed interest periods. We determine guaranteed interest rates at our sole discretion. We cannot predict the level of future interest rates. For more information see the prospectus for the Fixed Account.

Transfers from a Fixed Interest Allocation
You may transfer your Contract value in a Fixed Interest Allocation to one or more new Fixed Interest Allocations with new guaranteed interest periods, or to any of the subaccounts of ING USA's Separate Account B as described in the prospectus on the maturity date of a guaranteed interest period. The minimum amount that you can transfer to or from any Fixed Interest Allocation is $100. Transfers from a Fixed Interest Allocation may be subject to a Market Value Adjustment. If you have a special Fixed Interest Allocation that was offered exclusively with our dollar cost averaging program, canceling dollar cost

averaging will cause a transfer of the entire Contract value in such Fixed Interest Allocation to the ING Liquid Assets Portfolio, and such a transfer will be subject to a Market Value Adjustment.

Please be aware that the benefit we pay under certain optional benefit riders will be adjusted by any transfers you make to and from the Fixed Interest Allocations during specified periods while the rider is in effect.

Withdrawals from a Fixed Interest Allocation
During the accumulation phase, you may withdraw a portion of your Contract value in any Fixed Interest Allocation. You may make systematic withdrawals of only the interest earned during the prior month, quarter or year, depending on the frequency chosen, from a Fixed Interest Allocation under our systematic withdrawal option. A withdrawal from a Fixed Interest Allocation may be subject to a Market Value Adjustment and a contract surrender charge. Be aware that withdrawals may have federal income tax consequences, including a 10% penalty tax, as well as state income tax consequences.

Please be aware that the benefit we pay under any of the optional benefit riders will be reduced by any withdrawals you made from the Fixed Interest Allocations during the period while the rider is in effect.

Market Value Adjustment
A Market Value Adjustment may decrease, increase or have no effect on your Contract value. We will apply a Market Value Adjustment (i) whenever you withdraw or transfer money from a Fixed Interest Allocation (unless made within 30 days before the maturity date of the applicable guaranteed interest period, or under the systematic withdrawal or dollar cost averaging program) and (ii) if on the annuity start date a guaranteed interest period for any Fixed Interest Allocation does not end on or within 30 days of the annuity start date.

A Market Value Adjustment may be positive, negative or result in no change. In general, if interest rates are rising, you bear the risk that any Market Value Adjustment will likely be negative and reduce your Contract value. On the other hand, if interest rates are falling, it is more likely that you will receive a positive Market Value Adjustment that increases your Contract value. In the event of a full surrender, transfer or annuitization from a Fixed Interest Allocation, we will add or subtract any Market Value Adjustment from the amount surrendered, transferred or annuitized. In the event of a partial withdrawal, transfer or annuitization, we will add or subtract any Market Value Adjustment from the total amount withdrawn, transferred or annuitized in order to provide the amount requested. If a negative Market Value Adjustment exceeds your Contract value in the Fixed Interest Allocation, we will consider your request to be a full surrender, transfer or annuitization of the Fixed Interest Allocation.

Contract Value in the Fixed Interest Allocations
On the contract date, the Contract value in any Fixed Interest Allocation in which you are invested is equal to the portion of the initial premium paid and designated for allocation to the Fixed Interest Allocation. On each business day after the contract date, we calculate the amount of Contract value in each Fixed Interest Allocation as follows:

(1)   We take the Contract value in the Fixed Interest Allocation at the end of the preceding business day.
(2)   We credit a daily rate of interest on (1) at the guaranteed rate since the preceding business day.
(3)   We add (1) and (2).
(4)   We subtract from (3) any transfers from that Fixed Interest Allocation.
(5)   We subtract from (4) any withdrawals, and then subtract any contract fees (including any rider charges) and premium taxes.

Additional premium payments and transfers allocated to the Fixed Account will be placed in a new Fixed Interest Allocation. The Contract value on the date of allocation will be the amount allocated. Several examples which illustrate how the Market Value Adjustment works are included in the prospectus for the Fixed Account II.

Cash Surrender Value
The cash surrender value is the amount you receive when you surrender the Contract. The cash surrender value of amounts allocated to the Fixed Account will fluctuate daily based on the interest credited to Fixed Interest Allocations, any Market Value Adjustment, and any surrender charge. We do not guarantee any minimum cash surrender value. On any date during the accumulation phase, we calculate the cash surrender value as follows: we start with your Contract value, then we adjust for any Market Value Adjustment, and then we deduct any surrender charge, any charge for premium taxes, the annual contract administrative fee (unless waived), and any optional benefit rider charge, and any other charges incurred but not yet deducted.

Dollar Cost Averaging from Fixed Interest Allocations
You may elect to participate in our dollar cost averaging program from a Fixed Account Interest Allocation with a guaranteed interest period of 1 year or less. The Fixed Interest Allocations serve as the source accounts from which we will, on a monthly basis, automatically transfer a set dollar amount of money to other Fixed Interest Allocations or contract investment portfolio subaccounts selected by you.

The dollar cost averaging program is designed to lessen the impact of market fluctuation on your investment. Since we transfer the same dollar amount to subaccounts each month, more units of a subaccount are purchased if the value of its unit is low and fewer units are purchased if the value of its unit is high. Therefore, a lower than average value per unit may be achieved over the long term. However, we cannot guarantee this. When you elect the dollar cost averaging program, you are continuously investing in securities regardless of fluctuating price levels. You should consider your tolerance for investing through periods of fluctuating price levels.

You elect the dollar amount you want transferred under this program. Each monthly transfer must be at least $100. You may change the transfer amount once each contract year.

Transfers from a Fixed Interest Allocation under the dollar cost averaging program are not subject to a Market Value Adjustment.

We may in the future offer additional subaccounts or withdraw any subaccount or Fixed Interest Allocation to or from the dollar cost averaging program or otherwise modify, suspend or terminate this program. Of course, such change will not affect any dollar cost averaging programs in operation at the time.

Suspension of Payments
We have the right to delay payment of amounts from a Fixed Interest Allocation for up to 6 months.

More Information
See the prospectus for Fixed Account I.

Fixed Interest Division

A Fixed Interest Division option is available through the group and individual deferred variable annuity contracts offered by ING USA Annuity and Life Insurance Company. The Fixed Interest Division is part of the ING USA General Account. Interests in the Fixed Interest Division have not been registered under the Securities Act of 1933, and neither the Fixed Interest Division nor the General Account are registered under the Investment Company Act of 1940.

Interests in the Fixed Interest Division are offered in certain states through an Offering Brochure, dated April 30, 2012. The Fixed Interest Division is different from the Fixed Account which is described in the prospectus but which is not available in your state. If you are unsure whether the Fixed Account is available in your state, please contact our Customer Service Center at (800) 366-0066. When reading through the Prospectus, the Fixed Interest Division should be counted among the various investment options available for the allocation of your premiums, in lieu of the Fixed Account. The Fixed Interest Division may not be available in some states. Some restrictions may apply.

You will find more complete information relating to the Fixed Interest Division in the Offering Brochure. Please read the Offering Brochure carefully before you invest in the Fixed Interest Division.

Special Funds and Excluded Funds Examples

Example #1:   The following examples are intended to demonstrate the impact on your 7% Solution Death Benefit Element ("7% MGDB") of allocating your Contract Value to Special Funds.

7% MGDB if 50% invested in Special Funds			
End of Yr	Covered	Special	Total
0	500	500	1,000
1	535	500	1,035
2	572	500	1,072
3	613	500	1,113
4	655	500	1,155
5	701	500	1,201
6	750	500	1,250
7	803	500	1,303
8	859	500	1,359
9	919	500	1,419
10	984	500	1,484

7% MGDB if 0% invested in Special Funds			
End of Yr	Covered	Special	Total
0	1,000	—	1,000
1	1,070	—	1,070
2	1,145	—	1,145
3	1,225	—	1,225
4	1,311	—	1,311
5	1,403	—	1,403
6	1,501	—	1,501
7	1,606	—	1,606
8	1,718	—	1,718
9	1,838	—	1,838
10	1,967	—	1,967

7% MGDB if 100% invested in Special Funds			
End of Yr	Covered	Special	Total
0	0	1,000	1,000
1	0	1,000	1,000
2	0	1,000	1,000
3	0	1,000	1,000
4	0	1,000	1,000
5	0	1,000	1,000
6	0	1,000	1,000
7	0	1,000	1,000
8	0	1,000	1,000
9	0	1,000	1,000
10	0	1,000	1,000

7% MGDB if transferred to Special Funds at the beginning of year 6			
End of Yr	Covered	Special	Total
0	1,000	—	1,000
1	1,070	—	1,070
2	1,145	—	1,145
3	1,225	—	1,225
4	1,311	—	1,311
5	1,403	—	1,403
6	—	1,403	1,403
7	—	1,403	1,403
8	—	1,403	1,403
9	—	1,403	1,403
10	—	1,403	1,403

7% MGDB if transferred to Covered Funds at the beginning of year 6			
End of Yr	Covered	Special	Total
0	—	1,000	1,000
1	—	1,000	1,000
2	—	1,000	1,000
3	—	1,000	1,000
4	—	1,000	1,000
5	—	1,000	1,000
6	1,070	—	1,070
7	1,145	—	1,145
8	1,225	—	1,225
9	1,311	—	1,311
10	1,403	—	1,403

Example #2: The following examples are intended to demonstrate the impact on your 7% Solution Death Benefit Element ("7% MGDB") of allocating your Contract Value to Excluded Funds.

7% MGDB if 50% invested in Excluded Funds								
	Covered		Excluded		Total			
End of Yr	7% MGDB	AV	7% MGDB	AV	7% MGDB	AV	Death Benefit	
0	**500**	500	500	**500**	**1,000**	1,000	1,000	
1	**535**	510	535	**510**	**1,045**	1,020	1,045	
2	**572**	490	572	**490**	**1,062**	980	1,062	
3	**613**	520	613	**520**	**1,133**	1,040	1,133	
4	**655**	550	655	**550**	**1,205**	1,100	1,205	
5	**701**	450	701	**450**	**1,151**	900	1,151	
6	**750**	525	750	**525**	**1,275**	1,050	1,275	
7	**803**	600	803	**600**	**1,403**	1,200	1,403	
8	**859**	750	859	**750**	**1,609**	1,500	1,609	
9	**919**	500	919	**500**	**1,419**	1,000	1,419	
10	**984**	300	984	**300**	**1,284**	600	1,284	

7% MGDB if 0% invested in Excluded Funds			
	Covered		
End of Yr	7% MGDB	AV	Death Benefit
0	1,000	1,000	1,000
1	1,070	1,020	1,070
2	1,145	980	1,145
3	1,225	1,040	1,225
4	1,311	1,100	1,311
5	1,403	900	1,403
6	1,501	1,050	1,501
7	1,606	1,200	1,606
8	1,718	1,500	1,718
9	1,838	1,000	1,838
10	1,967	600	1,967

7% MGDB if 100% invested in Excluded Funds			
	Excluded		
End of Yr	7% MGDB"	AV	Death Benefit
0	1,000	1,000	1,000
1	1,070	1,020	1,020
2	1,145	980	980
3	1,225	1,040	1,040
4	1,311	1,100	1,100
5	1,403	900	900
6	1,501	1,050	1,050
7	1,606	1,200	1,200
8	1,718	1,500	1,500
9	1,838	1,000	1,000
10	1,967	600	600

Note: AV are hypothetical illustrative values. Not a projection. "7% MGDB" for Excluded funds is notional. Not payable as a benefit. Death Benefit for Excluded Funds equals Accumulation Value (AV).

	Transfer from Covered Funds to Excluded Funds at the beginning of year 6						
	Covered		Excluded		Total		
End of Yr	7% MGDB	AV	7% MGDB	AV	7% MGDB	AV	Death Benefit
—	**1,000**	1,000	—	—	**1,000**	1,000	1,000
1	**1,070**	1,020	—	—	**1,070**	1,020	1,070
2	**1,145**	980	—	—	**1,145**	980	1,145
3	**1,225**	1,040	—	—	**1,225**	1,040	1,225
4	**1,311**	1,100	—	—	**1,311**	1,100	1,311
5	**1,403**	900	—	—	**1,403**	900	1,403
6	—	—	1,501	**1,050**	**1,050**	1,050	1,050
7	—	—	1,606	**1,200**	**1,200**	1,200	1,200
8	—	—	1,718	**1,500**	**1,500**	1,500	1,500
9	—	—	1,838	**1,000**	**1,000**	1,000	1,000
10	—	—	1,967	**600**	**600**	600	600

Note: 7% MGDB transferred to Excluded Funds equals the 7% MGDB in Covered Funds (or pro-rata portion thereof for partial transfer). Transfers from Special Funds to Excluded Funds work the same as Covered to Excluded (except 7% MGDB in Special Funds does not accumulate).

	Transfer from Excluded Funds to Covered Funds at the beginning of year 6						
	Covered		Excluded		Total		
End of Yr	7% MGDB	AV	7% MGDB"	AV	7% MGDB	AV	Death Benefit
—	—	—	1,000	**1,000**	**1,000**	1,000	1,000
1	—	—	1,070	**1,020**	**1,020**	1,020	1,020
2	—	—	1,145	**980**	**980**	980	980
3	—	—	1,225	**1,040**	**1,040**	1,040	1,040
4	—	—	1,311	**1,100**	**1,100**	1,100	1,100
5	—	—	1,403	**900**	**900**	900	900
6	**963**	1,050	—	—	**963**	1,050	1,050
7	**1,030**	1,200	—	—	**1,030**	1,200	1,200
8	**1,103**	1,500	—	—	**1,103**	1,500	1,500
9	**1,180**	1,000	—	—	**1,180**	1,000	1,180
10	**1,262**	600	—	—	**1,262**	600	1,262

Note: 7% MGDB transferred to Covered Funds is the lesser of 7% MGDB in Excluded Funds (or portion thereof for partial transfer) and AV transferred to Covered Funds. Transfers from Excluded Funds to Special Funds work the same as Excluded to Covered (except 7% MGDB in Special Funds does not accumulate).

Examples of Minimum Guaranteed Income Benefit Calculation

		Contract without MGIB Rider	Contract with MGIB Rider after May 1, 2009	Contract with MGIB Rider between January 12, 2009 and May 1, 2009	Contract with MGIB Rider before January 12, 2009
Example 1					
Age					
55	Initial Value	$100,000	$100,000	$100,000	$100,000
	Accumulation Rate	0.00%	0.00%	0.00%	0.00%
	Rider Charge	0.00%	0.75%	0.75%	0.75%
65	Contract Value	$100,000	$89,746	$89,188	$89,188
	Contract Annuity Factor	4.69	4.69	4.69	4.69
	Monthly Income	$469.00	$420.91	$418.29	$418.29
	MGIB Rollup	n/a	$179,085	$196,715	$196,715
	MGIB Ratchet	n/a	$100,000	$100,000	$100,000
	MGIB Annuity Factor	n/a	4.17	4.17	4.43
	MGIB Income	n/a	$746.78	$820.30	$871.45
	Income	$469.00	$746.78	$820.30	$871.45
Example 2					
55	Initial Value	$100,000	$100,000	$100,000	$100,000
	Accumulation Rate	3.00%	3.00%	3.00%	3.00%
	Rider Charge	0.00%	0.75%	0.75%	0.75%
65	Contract Value	$134,392	$122,674	$122,065	$122,065
	Contract Annuity Factor	4.69	4.69	4.69	4.69
	Monthly Income	$630.30	$575.34	$572.48	$572.48
	MGIB Rollup	n/a	$179,085	$196,715	$196,715
	MGIB Ratchet	n/a	$122,674	$122,065	$122,065
	MGIB Annuity Factor	n/a	4.17	4.17	4.43
	MGIB Income	n/a	$746.78	$820.30	$871.45
	Income	$630.30	$746.78	$820.30	$871.45

		Contract without MGIB Rider	Contract with MGIB Rider after May 1, 2009	Contract with MGIB Rider between January 12, 2009 and May 1, 2009	Contract with MGIB Rider before January 12, 2009
Example 3					
55	Initial Value	$100,000	$100,000	$100,000	$100,000
	Accumulation Rate	8.00%	8.00%	8.00%	8.00%
	Rider Charge	0.00%	0.75%	0.75%	0.75%
65	Contract Value	$215,892	$200,815	$200,449	$200,448
	Contract Annuity Factor	4.69	4.69	4.69	4.69
	Monthly Income	$1,012.54	$941.82	$940.11	$940.10
	MGIB Rollup	n/a	$179,085	$196,715	$196,715
	MGIB Ratchet	n/a	$200,815	$200,449	$200,448
	MGIB Annuity Factor	n/a	4.17	4.17	4.43
	MGIB Income	n/a	$837.40	$835.87	$887.98
	Income	$1,012.54	$941.82	$940.11	$940.10
Example 4					
55	Initial Value	$100,000	$100,000	$100,000	$100,000
	Accumulation Rate	9.78%	9.78%	9.78%	9.78%
	Rider Charge	0.00%	0.75%	0.75%	0.75%
65	Contract Value	$254,233	$236,719	$236,665	$236,238
	Contract Annuity Factor	4.69	4.69	4.69	4.69
	Monthly Income	$1,192.35	$1,110.21	$1,109.96	$1,107.96
	MGIB Rollup	n/a	$179,085	$196,715	$196,715
	MGIB Ratchet	n/a	$236,719	$236,665	$236,238
	MGIB Annuity Factor	n/a	4.17	4.17	4.43
	MGIB Income	n/a	$987.12	$986.89	$1,046.53
	Income	$1,192.35	$1,110.21	$1,109.96	$1,107.96

The Accumulation Rates shown under "Contract" are hypothetical and intended to illustrate various market conditions. These rates are assumed to be net of all fees and charges except the rider charge. Fees and charges are not assessed against the MGIB Rollup Rate.

ING LifePay Plus and ING Joint LifePay Plus Partial Withdrawal Amount Examples

The following example shows the adjustment to the Maximum Annual Withdrawal amount for a withdrawal before the Lifetime Withdrawal Phase has begun.

Illustration 1: Adjustment to the ING LifePay Plus Base for a withdrawal taken prior to the Lifetime Withdrawal Phase.

Assume the Annuitant is age 55 and the first withdrawal taken during the contract year is $3,000 net, with $0 of surrender charges. Because the ING LifePay Plus Rider is not yet eligible to enter the Lifetime Withdrawal Phase, there is no Maximum Annual Withdrawal and the entire withdrawal is considered excess.

If the ING LifePay Plus Base and Account Value before the withdrawal are $100,000 and $90,000, respectively, then the ING LifePay Plus Base will be reduced by 3.33% ($3,000 / $90,000) to $96,667 ((1 – 3.33%) * $100,000).

Any additional withdrawals taken prior to the Annuitant reaching age 59½ will also result in an immediate pro-rata reduction to the ING LifePay Plus Base.

The following are examples of adjustments to the Maximum Annual Withdrawal amount for withdrawals in excess of the Maximum Annual Withdrawal.

Illustration 2: Adjustment to the Maximum Annual Withdrawal amount for a withdrawal in excess of the Maximum Annual Withdrawal.

Assume the Maximum Annual Withdrawal is $5,000.

The first withdrawal taken during the contract year is $3,000 net, with $0 of surrender charges. The Maximum Annual Withdrawal is not exceeded.

The next withdrawal taken during the contract year is $1,500 net, with $0 of surrender charges. The Maximum Annual Withdrawal is not exceeded because total net withdrawals, $4,500, do not exceed the Maximum Annual Withdrawal, $5,000.

The next withdrawal taken during the contract year is $1,500 net, with $0 of surrender charges. Because total net withdrawals taken, $6,000, exceed the Maximum Annual Withdrawal, $5,000, there is an adjustment to the Maximum Annual Withdrawal. However, because only $4,500 in gross withdrawals was taken during the contract year prior to this withdrawal, $500 of the $1,500 gross withdrawal is not considered excess.

Total gross withdrawals during the contract year are $6,000 ($3,000 + $1,500 + $1,500). The adjustment is the lesser of the amount by which the total gross withdrawals for the year exceed the Maximum Annual Withdrawal, $1,000, and the amount of the current gross withdrawal, $1,500.

If the Contract Value before this withdrawal is $50,000, and the Contract Value is $49,500 after the part of the gross withdrawal that was within the Maximum Annual Withdrawal, $500, then the Maximum Annual Withdrawal is reduced by 2.02% ($1,000 / $49,500) to $4,899 ((1 - 2.02%) * $5,000).

Illustration 3: A withdrawal exceeds the Maximum Annual Withdrawal amount but does not exceed the Additional Withdrawal Amount.

Assume the Maximum Annual Withdrawal is $5,000. The Required Minimum Distribution for the current calendar year applicable to this contract is determined to be $6,000. The Additional Withdrawal Amount is set equal to the excess of this amount above the Maximum Annual Withdrawal, $1,000 ($6,000 - $5,000).
The first withdrawal taken during the contract year is $3,000 net, with $0 of surrender charges. The Maximum Annual Withdrawal is not exceeded.

The next withdrawal taken during the contract year is $1,500 net, with $0 of surrender charges. The Maximum Annual Withdrawal is not exceeded because total net withdrawals, $4,500, do not exceed the Maximum Annual Withdrawal, $5,000.

The next withdrawal taken during the contract year is $1,500 net, with $0 of surrender charges. Total net withdrawals taken, $6,000, exceed the Maximum Annual Withdrawal, $5,000, however, the Maximum Annual Withdrawal is not adjusted until the Additional Withdrawal Amount is exhausted. The amount by which total net withdrawals taken exceed the Maximum Annual Withdrawal, $1,000 ($6,000 - $5,000), is the same as the Additional Withdrawal Amount, so no adjustment to the Maximum Annual Withdrawal is made. If total net withdrawals taken had exceeded the sum of the Maximum Annual Withdrawal and the Additional Withdrawal Amount, then an adjustment would be made to the Maximum Annual Withdrawal.

Illustration 4: The Additional Withdrawal Amount at the end of the calendar year before it is withdrawn.

Assume the most recent contract date was July 1, 2007 and the Maximum Annual Withdrawal is $5,000. Also assume RMDs, applicable to this contract, are $6,000 and $5,000 for 2008 and 2009 calendar years respectively.

Between July 1, 2007 and December 31, 2007, a withdrawal of $5,000 is taken which exhausts the Maximum Annual Withdrawal.

On January 1, 2008, the Additional Withdrawal Amount is set equal to the excess of the 2008 RMD above the existing Maximum Annual Withdrawal, $1,000 ($6,000 - $5,000). Note that while the Maximum Annual Withdrawal has been exhausted, it is still used to calculate the Additional Withdrawal Amount.

The owner now has until December 31, 2009 to take the newly calculated Additional Withdrawal Amount of $1,000. The owner decides not to take the Additional Withdrawal Amount of $1,000 in 2008.

On January 1, 2009, the Additional Withdrawal Amount is set equal to the excess of the 2009 RMD above the existing Maximum Annual Withdrawal, $0 ($5,000 - $5,000). Note that the Additional Withdrawal Amount of $1,000 from the 2008 calendar year carries over into the 2009 calendar year and is available for withdrawal.

Illustration 5: A withdrawal exceeds the Maximum Annual Withdrawal amount and the Additional Withdrawal Amount.

Assume the Maximum Annual Withdrawal is $5,000. The Required Minimum Distribution for the current calendar year applicable to this contract is determined to be $6,000. The Additional Withdrawal Amount is set equal to the excess of this amount above the Maximum Annual Withdrawal, $1,000 ($6,000 - $5,000).

The first withdrawal taken during the contract year is $3,000 net, with $0 of surrender charges. The Maximum Annual Withdrawal is not exceeded.

The next withdrawal taken during the contract year is $1,500 net, with $0 of surrender charges. The Maximum Annual Withdrawal is not exceeded because total net withdrawals, $4,500, do not exceed the Maximum Annual Withdrawal, $5,000.

The next withdrawal taken during the contract year is $3,500 net, with $0 of surrender charges. Total net withdrawals taken, $8,000, exceed the sum of the Maximum Annual Withdrawal and the Additional Withdrawal Amount, $6,000, and there is an adjustment to the Maximum Annual Withdrawal.

Total gross withdrawals during the contract year are $8,000 ($3,000 + $1,500 + $3,500). The adjustment is the lesser of the amount by which the total gross withdrawals for the year exceed the sum of the Maximum Annual Withdrawal and the Additional Withdrawal Amount ($8,000 - $6,000 = $2,000), and the amount of the current gross withdrawal ($3,500). If the Contract Value before this withdrawal is $50,000, then the Maximum Annual Withdrawal is reduced by 4.12% ($2,000 / $50,000 - $1,500)) to $4,794 ((1 - 4.12%) * $5,000).

Illustration 6: Adjustment to the Maximum Annual Withdrawal amount for a withdrawal in excess of the Maximum Annual Withdrawal.

Assume the Maximum Annual Withdrawal is $5,000.

The first withdrawal taken during the contract year is $3,000 net, with $0 of surrender charges. The Maximum Annual Withdrawal is not exceeded.

The next withdrawal taken during the contract year is $1,500 net, with $0 of surrender charges. The Maximum Annual Withdrawal is not exceeded because total net withdrawals, $4,500, do not exceed the Maximum Annual Withdrawal, $5,000.

The next withdrawal taken during the contract year is $1,500 net, with $0 of surrender charges. Because total net withdrawals taken, $6,000, exceed the Maximum Annual Withdrawal, $5,000, there is an adjustment to the Maximum Annual Withdrawal. However, because only $4,500 in gross withdrawals was taken during the contract year prior to this withdrawal, $500 of the $1,500 gross withdrawal is not considered excess.

Total gross withdrawals during the contract year are $6,000 ($3,000 + $1,500 + $1,500). The adjustment is the lesser of the amount by which the total gross withdrawals for the year exceed the Maximum Annual Withdrawal, $1,000, and the amount of the current gross withdrawal, $1,500.

If the Account Value after the part of the gross withdrawal that was within the Maximum Annual Withdrawal, $500, is $49,500, then the Maximum Annual Withdrawal is reduced by 2.02% ($1,000 / $49,500) to $4,899 ((1 - 2.02%) * $5,000).

Another withdrawal is taken during that same contract year in the amount of $400 net, with $100 of surrender charges. Total gross withdrawals during the contract year are $6,500 ($3,000 + $1,500 + $1,500 + $500). The adjustment to the MAW is the lesser of the amount by which the total gross withdrawals for the year exceed the Maximum Annual Withdrawal, $1,500, and the amount of the current gross withdrawal, $500.

If the Account Value before this withdrawal is $48,500, then the Maximum Annual Withdrawal is reduced by 1.03% ($500 / $48,500) to $4,849 ((1 – 1.03%) * $4,899).

Examples of Fixed Allocation Funds Automatic Rebalancing

The following examples are designed to assist you in understanding how Fixed Allocation Funds Automatic Rebalancing works. The examples assume that there are no investment earnings or losses.

I. Subsequent Payments

A. Assume that on Day 1, an owner deposits an initial payment of $100,000, which is allocated 100% to Accepted Funds. No Fixed Allocation Funds Automatic Rebalancing would occur, because this allocation meets the required investment option allocation.

B. Assume that on Day 2, the owner deposits an additional payment of $500,000, bringing the total contract value to $600,000, and allocates this deposit 100% to Other Funds. Because the percentage allocated to the Fixed Allocation Funds (0%) is less than 30% of the total amount allocated to the Fixed Allocation Funds and the Other Funds, we will automatically reallocate $150,000 from the amount allocated to the Other Funds (30% of the $500,000 allocated to the Other Funds) to the Fixed Allocation Funds. Your ending allocations will be $100,000 to Accepted Funds, $150,000 to the Fixed Allocation Funds, and $350,000 to Other Funds.

II. Partial Withdrawals

A. Assume that on Day 1, an owner deposits an initial payment of $100,000, which is allocated 65% to Accepted Funds ($65,000), 30% to the Fixed Allocation Fund ($30,000), and 5% to Other Funds ($5,000). No Fixed Allocation Funds Automatic Rebalancing would occur, because this allocation meets the required investment option allocation.

B. Assume that on Day 2, the owner requests a partial withdrawal of $29,000 from the Fixed Allocation Fund. Because the remaining amount allocated to the Fixed Allocation Fund ($1,000) is less than 30% of the total amount allocated to the Fixed Allocation Fund and the Other Funds, we will automatically reallocate $800 from the Other Funds to the Fixed Allocation Fund, so that the amount allocated to the Fixed Allocation Fund ($1,800) is 30% of the total amount allocated to the Fixed Allocation Funds and Other Funds ($6,000).

ING LifePay Plus and ING Joint LifePay Plus

Important Note: *The information immediately below pertains to the form of the ING LIfePay Plus and ING Joint LifePay Plus riders available for sale on and after April 28, 2008 through May 1, 2009 in states where approved (page I-8 for the ING Joint LifePay Plus rider). If this form of the ING LifePay Plus or ING Joint LifePay Plus rider is not yet approved for sale in your state, or if you purchased a prior version, please see page I-16 for more information (page I-23 for the ING Joint LifePay Plus rider).*

ING LifePay Plus Minimum Guaranteed Withdrawal Benefit ("ING LifePay Plus") Rider. The ING LifePay Plus rider generally provides, subject to the restrictions and limitations below, that we will guarantee a minimum level of annual withdrawals from the Contract for the lifetime of the annuitant, even if these withdrawals reduce your Contract value to zero. You may wish to purchase this rider if you are concerned that you may outlive your income.

Eligibility. The annuitant must be the owner or one of the owners, unless the owner is a non-natural owner. Joint annuitants are not allowed. The maximum issue age is 80 (owner and annuitant must age qualify). The issue age is the age of the owner (or the annuitant if there are joint owners or the owner is non-natural) on the rider effective date. The ING LifePay Plus rider is subject to broker/dealer availability. **Please note that the ING LifePay Plus rider will not be issued until your contract value is allocated in accordance with the investment option restrictions described in "Investment Option Restrictions," below.**

Contracts issued on and after November 1, 2004 are eligible for the ING LifePay Plus rider, subject to the conditions, requirements and limitations of the prior paragraph. Such Contracts must not already have a living benefit rider. Or if your Contract already has the ING LifePay or ING LifePay Plus rider, then you may be eligible to elect this version of the ING LifePay Plus rider for a limited time. There is an election form for this purpose. Please contact the Customer Service Center for more information.

Rider Effective Date. The rider effective date is the date that coverage under the ING LifePay Plus rider begins. If you purchase the ING LifePay Plus rider when the Contract is issued, the rider effective date is also the Contract date. If the ING LifePay Plus rider is added after contract issue, the rider effective date will be the date of the Contract's next following quarterly contract anniversary. A quarterly contract anniversary occurs once each quarter of a contract year from the contract date.

Charge. The charge for the ING LifePay Plus rider, a living benefit, is deducted quarterly from your contract value:

Maximum Annual Charge	Current Annual Charge
1.30%	0.85%

This quarterly charge is a percentage of the ING LifePay Plus Base. The current annual charge is 0.75% if this rider was purchased before January 12, 2009. We deduct the charge in arrears based on the contract date (contract year versus calendar year). In arrears means the first charge is deducted at the end of the first quarter following the rider effective date. If the rider is elected at contract issue, the rider effective date is the same as the contract date. If the rider is added after contract issue, the rider effective date will be the date of the Contract's next following quarterly contract anniversary. A quarterly contract anniversary occurs once each quarter of a contract year from the contract date. The charge will be pro-rated when the rider is terminated. Charges will no longer be deducted once your rider enters the Lifetime Automatic Periodic Benefit Status. Lifetime Automatic Periodic Benefit Status occurs when your contract value is reduced to zero and other conditions are met. We reserve the right to increase the charge for the ING LifePay Plus rider upon the Annual Ratchet once the Lifetime Withdrawal Phase begins. Before January 12, 2009, we reserve the right to increase the charge for the ING LifePay Plus rider upon a Quarterly Ratchet once the Lifetime Withdrawal Phase begins. You will never pay more than new issues of this rider, subject to the maximum annual charge. We promise not to increase the charge for your first five contract years. For more information about how this rider works, please see "Living Benefit Riders – ING LifePay Plus Minimum Guaranteed Withdrawal Benefit ("ING LifePay Plus") Rider."

If the contract value in the subaccounts is insufficient for the charge, then we deduct it from any Fixed Interest Allocations, in which case a Market Value Adjustment may apply. But currently, a Market Value Adjustment would not apply when this charge is deducted from a Fixed Interest Allocation. With Fixed Interest Allocations, we deduct the charge from the Fixed Interest Allocation having the nearest maturity. For more information about the Fixed Interest Allocation, including the Market Value Adjustment, please see Appendix C.

No Cancellation. Once you purchase the ING LifePay Plus rider, you may not cancel it unless you: a) cancel the Contract during the Contract's free look period; b) surrender the Contract; c) begin the income phase and start receiving annuity payments; or d) otherwise terminate the Contract pursuant to its terms. These events automatically cancel the ING LifePay Plus rider.

Termination. The ING LifePay Plus rider is a "living benefit," which means the guaranteed benefits offered are intended to be available to you while you are living and while your Contract is in the accumulation phase. The optional rider automatically terminates if you: Terminate your Contract pursuant to its terms during the accumulation phase, surrender your Contract, or begin receiving income phase payments in lieu of payments under the ING LifePay Plus rider; or Die during the accumulation phase (first owner to die if there are multiple Contract owners, or death of annuitant if Contract owner is not a natural person), unless your spouse beneficiary elects to continue the Contract. The ING LifePay Plus rider also terminates with a change in Contract ownership (other than a spousal beneficiary continuation on your death). Other circumstances that may cause the ING LifePay Plus rider to terminate automatically are discussed below.

Highlights. *This paragraph introduces the terminology of the ING LifePay Plus rider and how its components generally work together. Benefits and guarantees are subject to the terms, conditions and limitations of the ING LifePay Plus rider. More detailed information follows below, with the capitalized words that are underlined indicating headings for ease of reference.* The ING LifePay Plus rider guarantees an amount available for withdrawal from the Contract in any contract year once the Lifetime Withdrawal Phase begins – we use the ING LifePay Plus Base as part of the calculation of the Maximum Annual Withdrawal. The guarantee continues when the ING LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status, at which time we will pay you periodic payments in an annual amount equal to the Maximum Annual Withdrawal (since Contract value would be zero) until the annuitant's death. The ING LifePay Plus Base is eligible for Annual Ratchets and 6% Compounding Step-Ups (Quarterly Ratchets and 7% Compounding Step-Ups if this rider was purchased before January 12, 2009), and subject to adjustment for any Excess Withdrawals. The ING LifePay Plus rider has an allowance for withdrawals from a Contract subject to the Required Minimum Distribution rules of the Tax Code that would otherwise be Excess Withdrawals. The ING LifePay Plus rider has a death benefit that is payable upon the owner's death only when the ING LifePay Plus Death Benefit Base is greater than the Contract's death benefit. The ING LifePay Plus rider allows for spousal continuation.

ING LifePay Plus Base. The ING LifePay Plus Base is first calculated when you purchase the ING LifePay Plus rider: On the Contract date – equal to the initial premium; or After the Contract date – equal to the Contract value on the effective date of the rider.

The ING LifePay Plus Base is increased, dollar for dollar, by any subsequent premiums. We refer to the ING LifePay Plus Base as the MGWB Base in the ING LifePay Plus rider.

Withdrawals and Excess Withdrawals. Once the Lifetime Withdrawal Phase begins, withdrawals within a contract year up to the Maximum Annual Withdrawal, including for payment of third-party investment advisory fees, have no impact on the ING LifePay Plus Base. These withdrawals will not incur surrender charges or a negative Market Value Adjustment associated with any Fixed Account Allocations.

Say for example the current Contract value is $90,000 on a Contract with the ING LifePay Plus rider in the Lifetime Withdrawal Phase. The ING LifePay Plus Base is $100,000, and the Maximum Annual Withdrawal is $5,000. Even though a withdrawal of $5,000 would reduce the Contract value to $85,000, the ING LifePay Plus Base would remain at its current level (as would the Maximum Annual Withdrawal as well) since the withdrawal did not exceed the Maximum Annual Withdrawal. See below for more information about the Maximum Annual Withdrawal.

An Excess Withdrawal is a withdrawal either before the Lifetime Withdrawal Phase begins (except for payment of third-party investment advisory fees), or once the Lifetime Withdrawal Phase begins, any portion of a withdrawal during a contract year that exceeds the Maximum Annual Withdrawal. An Excess Withdrawal is also a withdrawal after spousal continuation of the Contract but before the ING LifePay Plus rider's guarantees resume, which occurs on the next quarterly contract anniversary following spousal continuation. An Excess Withdrawal will cause a pro-rata reduction of the ING LifePay Plus Base – in the same proportion as Contract value is reduced by the portion of the withdrawal that is

considered excess, inclusive of surrender charges, or Market Value Adjustment associated with any Fixed Account Allocations (rather than the total amount of the withdrawal). An Excess Withdrawal will also cause the Maximum Annual Withdrawal to be recalculated. See Appendix G, Illustrations 1, 2 and 6 for examples of the consequences of an Excess Withdrawal.

Please note that any withdrawals before the rider effective date in the same contract year when the ING LifePay Plus rider is added after contract issue are counted in summing up your withdrawals in that contract year to determine whether the Maximum Annual Withdrawal has been exceeded.

Annual Ratchet. The ING LifePay Plus Base is recalculated on each contract anniversary – to equal the greater of: the current ING LifePay Plus Base; or the current Contract value. We call this recalculation the Annual Ratchet.

If this rider was purchased before January 12, 2009, the ING LifePay Plus Base is recalculated on each quarterly contract anniversary (once each quarter of a contract year from the contract date). We call this recalculation a Quarterly Ratchet.

Once the Lifetime Withdrawal Phase begins, we reserve the right to increase the charge for the ING LifePay Plus rider upon the Annual Ratchet. You will never pay more than new issues of the ING LifePay Plus rider, subject to the maximum annual charge, and we promise not to increase the charge for your first five contract years. We will notify you in writing not less than 30 days before a charge increase. You may avoid the charge increase by canceling the forthcoming Annual Ratchet. Our written notice will outline the procedure you will need to follow to do so. Please note, however, from then on the ING LifePay Plus Base would no longer be eligible for **any** Annual Ratchets, so the Maximum Annual Withdrawal Percentage would not be eligible to increase. More information about the Maximum Annual Withdrawal Percentages is below under "Maximum Annual Withdrawal." Our written notice will also remind you of the consequences of canceling the forthcoming Annual Ratchet.

If this rider was purchased before January 12, 2009, we reserve the right to increase the charge for this rider upon a Quarterly Ratchet once the Lifetime Withdrawal Phase begins. You will never pay more than new issues of the rider, subject to the maximum annual charge, and we promise not to increase the charge for your first five contract years. Canceling a forthcoming Quarterly Ratchet to avoid the charge increase will have the same outcome.

6% Compounding Step-Up. The ING LifePay Plus Base is recalculated on each of the first ten contract anniversaries after the rider effective date, SO LONG AS you took no withdrawals during the preceding contract year – to equal the greatest of: the current ING LifePay Plus Base; the current Contract value; and the ING LifePay Plus Base on the previous contract anniversary, increased by 6%, plus any premiums received and minus any withdrawals for payment of third-party investment advisory fees since the previous contract anniversary. We call this recalculation a 6% Compounding Step-Up.

If this rider was purchased before January 12, 2009, the step-up is 7%, which we call a 7% Compounding Step-Up. Please note that there are no partial 6% Compounding Step-Ups. The 6% Compounding Step-Up is **not** pro-rated. So for existing Contracts to which this rider is attached (a post Contract issuance election), the first opportunity for a 6% Compounding Step-Up will not be until the first contract anniversary after a full contract year has elapsed since the rider effective date.

If this rider was purchased before January 12, 2009, the step-up is 7%, which we call a 7% Compounding Step-Up. The 7% Compounding Step-Up is **not** pro-rated.

Say for example that with a Contract purchased on January 1, 2007, the contract owner decides to add the ING LifePay Plus rider on March 15, 2007. The rider effective date is April 1, 2007, which is the date of the Contract's next following quarterly contract anniversary. Because on January 1, 2008 a full contract year will not have elapsed since the rider effective date, the ING LifePay Plus Base will not be eligible for a step-up. Rather, the first opportunity for a Step-up with this Contract is on January 1, 2009.

Lifetime Withdrawal Phase. The Lifetime Withdrawal Phase begins on the date of your first withdrawal (except those for payment of third-party investment advisory fees), SO LONG AS the annuitant is age 59 ½. On this date, the ING LifePay Plus Base is recalculated to equal the greater of the current ING LifePay Plus Base or the current Contract value. The Lifetime Withdrawal Phase will continue until the earliest of:

1) the date annuity payments begin (see "The Annuity Options");
2) reduction of the Contract value to zero by an Excess Withdrawal;
3) reduction of the Contract value to zero by a withdrawal less than or equal to the Maximum Annual Withdrawal;

4) surrender of the Contract; or
5) the death of the owner (first owner, in the case of joint owners; annuitant, in the case of a non-natural person owner), unless your spouse beneficiary elects to continue the Contract.

The ING LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status in the event Contract value is reduced to zero other than by an Excess Withdrawal. Please see "Lifetime Automatic Periodic Benefit Status" below for more information.

Maximum Annual Withdrawal. The Maximum Annual Withdrawal is the amount that the ING LifePay Plus rider guarantees to be available for withdrawal from the Contract in any contract year. The Maximum Annual Withdrawal is first calculated when the Lifetime Withdrawal Phase begins and equals the applicable Maximum Annual Withdrawal Percentage, based on the Annuitant's age, multiplied by the ING LifePay Plus Base.

The Maximum Annual Withdrawal Percentages are:

	Ages
4%	59½ to 64
5%	65 to 75
6%	76 to 79
7%	80+

If this rider was purchased before January 12, 2009, the Maximum Annual Withdrawal Percentages are:

	Ages
5%	59½ to 69
6%	70 to 79
7%	80+

The Maximum Annual Withdrawal is thereafter recalculated whenever the ING LifePay Plus Base is recalculated, for example, upon the Annual Ratchet or 6% Compounding Step-Up (Quarterly Ratchet or 7% Compounding Step-Up if this rider was purchased before January 12, 2009)-. Also, the Maximum Annual Withdrawal Percentage can increase with the Annual Ratchet as the annuitant grows older.

In the event on the date the Lifetime Withdrawal Phase begins the Contract value is greater than the ING LifePay Plus Base, then before the Maximum Annual Withdrawal is first calculated, the ING LifePay Plus Base will be set equal to the Contract value. The greater the ING LifePay Plus Base, the greater the amount guaranteed to be available to you for withdrawals under the ING LifePay Plus rider in calculating the Maximum Annual Withdrawal for the first time. Also, if the Contract's annuity commencement date is reached while the ING LifePay Plus rider is in the Lifetime Withdrawal Phase, then you may elect a life only annuity option, in lieu of the Contract's other annuity options, under which we will pay the greater of the annuity payout under the Contract and equal annual payments of the Maximum Annual Withdrawal. For more information about the Contract's annuity options, see "The Annuity Options."

Required Minimum Distributions. The ING LifePay Plus rider allows for withdrawals from a Contract subject to the Required Minimum Distribution rules of the Tax Code that exceed the Maximum Annual Withdrawal without causing a pro-rata reduction of the ING LifePay Plus Base and recalculation of the Maximum Annual Withdrawal. If your Required Minimum Distribution for a calendar year (determined on a date on or before January 31 of that year), applicable to this Contract, is greater than the Maximum Annual Withdrawal on that date, then an Additional Withdrawal Amount will be set equal to that portion of the Required Minimum Distribution that exceeds the Maximum Annual Withdrawal. Once you have taken the Maximum Annual Withdrawal for the then current Contract year, the dollar amount of any additional withdrawals will count first against and reduce any unused Additional Withdrawal Amount for the previous calendar year followed by any Additional Withdrawal Amount for the current calendar year – without constituting an Excess Withdrawal. See Appendix G, Illustration 3 for an example.

Withdrawals that exceed the Maximum Annual Withdrawal and all available Additional Withdrawal Amounts are Excess Withdrawals that will cause a pro-rata reduction of the ING LifePay Plus Base and the Maximum Annual Withdrawal to be recalculated. See Appendix G, Illustration 5 for an example of the consequences of an Excess Withdrawal with an Additional Withdrawal Amount. The Additional Withdrawal Amount is available on a calendar year basis and recalculated every January, reset to equal that portion of the Required Minimum Distribution for that calendar year that exceeds the Maximum Annual Withdrawal on that date. Any unused amount of the Additional Withdrawal Amount carries over into the next calendar year and is available through the end of that year, at which time any amount remaining

will expire. See Appendix G, Illustration 4 for an example of the Additional Withdrawal Amount being carried over. **Please note that there is no adjustment to the Additional Withdrawal Amount for Annual Ratchets (Quarterly Ratchets if this rider was purchased before January 12, 2009) or upon spousal continuation of the ING LifePay Plus Rider.**

Lifetime Automatic Periodic Benefit Status. The ING LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status when your Contract value is reduced to zero other than by an Excess Withdrawal. (A withdrawal in excess of the Maximum Annual Withdrawal that causes your Contract value to be reduced to zero will terminate the ING LifePay Plus rider.) You will no longer be entitled to make withdrawals, but instead will begin to receive periodic payments in an annual amount equal to the Maximum Annual Withdrawal. When the rider enters Lifetime Automatic Periodic Benefit Status: the Contract will provide no further benefits (including death benefits) other than as provided under the ING LifePay Plus rider; no further premium payments will be accepted; and any other riders attached to the Contract will terminate, unless otherwise specified in that rider.

During Lifetime Automatic Periodic Benefit Status, we will pay you periodic payments in an annual amount that is equal to the Maximum Annual Withdrawal. These payments will cease upon the death of the annuitant at which time both the rider and the Contract will terminate. The rider will remain in Lifetime Automatic Periodic Benefit Status until it terminates without value upon the annuitant's death.

If when the ING LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status your net withdrawals to date are less than the Maximum Annual Withdrawal for that contract year, then we will pay you the difference immediately. The periodic payments will begin on the first Contract anniversary following the date the rider enters Lifetime Automatic Periodic Benefit Status and will continue to be paid annually thereafter.

In the event Contract value is reduced to zero before the Lifetime Withdrawal Phase begins, Lifetime Automatic Periodic Benefit Status is deferred until the contract anniversary on or after the annuitant is age 59 ½. During this time, the ING LifePay Plus rider's death benefit remains payable upon the annuitant's death. Also, the ING LifePay Plus Base remains eligible for the 6% Compounding Step-Ups (7% Compounding Step-Ups if this rider was purchased before January 12, 2009). Once the ING LifePay Plus rider enters the Lifetime Automatic Periodic Benefit Status, periodic payments will begin in an annual amount equal to the applicable Maximum Annual Withdrawal Percentage, based on the annuitant's age, multiplied by the ING LifePay Plus Base.

You may elect to receive systematic withdrawals pursuant to the terms of the Contract. Under a systematic withdrawal, either a fixed amount or an amount based upon a percentage of the contract value will be withdrawn from your contract and paid to you on a scheduled basis, either monthly, quarterly or annually. If, at the time the rider enters Lifetime Automatic Periodic Benefit Status, you are receiving systematic withdrawals under the Contract more frequently than annually, the periodic payments will be made at the same frequency in equal amounts such that the sum of the payments in each Contract year will equal the annual Maximum Annual Withdrawal. Such payments will be made on the same payment dates as previously set up, if the payments were being made monthly or quarterly. If the payments were being made annually, then the payments will be made on the next business day following each contract anniversary.

Investment Option Restrictions. While the ING LifePay Plus rider is in effect, there are limits on the portfolios to which your Contract value may be allocated. Contract value allocated to portfolios other than Accepted Funds will be rebalanced so as to maintain at least a specified percentage of such Contract value in the Fixed Allocation Funds, which percentage depends on the rider's purchase date:

Rider Purchase Date	Fixed Allocation Fund Percentage
Currently	30%
Before January 12, 2009	25%
Before October 6, 2008	20%

See "Fixed Allocation Funds Automatic Rebalancing," below. We have these investment option restrictions to lessen the likelihood we would have to make payments under this rider. We require this allocation regardless of your investment instructions to the Contract. The ING LifePay Plus rider will not be issued until your Contract value is allocated in accordance with these investment option restrictions. The timing of when and how we apply these investment option restrictions is discussed further below.

Accepted Funds. Currently, the Accepted Funds are:

BlackRock Global Allocation V.I. Fund	ING Retirement Conservative Portfolio
ING American Funds Asset Allocation Portfolio	ING Retirement Growth Portfolio
ING American Funds World Allocation Portfolio	ING Retirement Moderate Growth Portfolio
ING Invesco Van Kampen Equity and Income Portfolio	ING Retirement Moderate Portfolio
ING Liquid Assets Portfolio	ING T. Rowe Price Capital Appreciation Portfolio
ING MFS Total Return Portfolio	Fixed Interest Allocation
ING Oppenheimer Active Allocation Portfolio	

If this rider was purchased before January 12, 2009, the following are additional Accepted Funds:

ING Franklin Templeton Founding Strategy Portfolio
ING WisdomTree^{SM} Global High-Yielding Equity Index Portfolio

No rebalancing is necessary when Contract value is allocated entirely to Accepted Funds. We may change these designations at any time upon 30 days notice to you. If a change is made, the change will apply to Contract value allocated to such portfolios after the date of the change.

Fixed Allocation Funds. Currently, the Fixed Allocation Funds are:

ING American Funds Bond Portfolio	ING PIMCO Total Return Bond Portfolio
ING BlackRock Inflation Protected Bond Portfolio	ING Intermediate Bond Portfolio
ING U.S. Bond Index Portfolio	

You may allocate your contract value to one or more Fixed Allocation Funds. We consider the ING Intermediate Bond Portfolio to be the default Fixed Allocation Fund with Fixed Allocation Funds Automatic Rebalancing.

Other Funds. All portfolios available under the Contract other than Accepted Funds or the Fixed Allocation Funds are considered Other Funds.

Fixed Allocation Funds Automatic Rebalancing. If the Contract value in the Fixed Allocation Funds is less than the specified percentage noted above of the total Contract value allocated among the Fixed Allocation Funds and Other Funds on any ING LifePay Plus Rebalancing Date, we will automatically rebalance the Contract value allocated to the Fixed Allocation Funds and Other Funds so that the specified percentage of this amount is allocated to the Fixed Allocation Funds. The specified percentage depends on the rider's purchase date. Accepted Funds are excluded from Fixed Allocation Funds Automatic Rebalancing. Any rebalancing is done on a pro-rata basis from the Other Funds to the Fixed Allocation Funds and will be the last transaction processed on that date. The ING LifePay Plus Rebalancing Dates occur on each Contract anniversary and after the following transactions:

1) receipt of additional premiums;
2) transfer or reallocation among the Fixed Allocation Funds or Other Funds, whether automatic or specifically directed by you;
3) withdrawals from the Fixed Allocation Funds or Other Funds.

Fixed Allocation Funds Automatic Rebalancing is separate from any other automatic rebalancing under the Contract. However, if the other automatic rebalancing under the Contract causes the allocations to be out of compliance with the investment option restrictions noted above, Fixed Allocation Funds Automatic Rebalancing will occur immediately after the automatic rebalancing to restore the required allocations. See "Appendix H – Examples of Fixed Allocation Funds Automatic Rebalancing." You will be notified that Fixed Allocation Funds Automatic Rebalancing has occurred, along with your new allocations, by a confirmation statement that will be mailed to you after Fixed Allocation Funds Automatic Rebalancing has occurred.

In certain circumstances, Fixed Allocation Funds Automatic Rebalancing may result in a reallocation into the Fixed Allocation Funds even if you have not previously been invested in it. See "Appendix H – Examples of Fixed Allocation Funds Automatic Rebalancing, Example I." **By electing to purchase the ING LifePay Plus rider, you are providing the Company with direction and authorization to process these transactions, including reallocations into the Fixed Allocation Funds. You should not purchase the ING LifePay Plus rider if you do not wish to have your Contract value reallocated in this manner.**

Death of Owner or Annuitant. The ING LifePay Plus rider terminates (with the rider's charges pro-rated) on the date of death of the owner (or in the case of joint owners, the first owner), or the annuitant if there is a non-natural owner. Also, an ING LifePay Plus rider that is in Lifetime Automatic Periodic Benefit Status terminates on the date of the annuitant's death.

ING LifePay Plus Death Benefit Base. The ING LifePay Plus rider has a death benefit that is payable upon the owner's death only when the ING LifePay Plus Death Benefit Base is greater than the Contract's death benefit. The ING LifePay Plus Death Benefit Base is first calculated when you purchase the ING LifePay Plus rider: On the Contract date – equal to the initial premium; Or after the Contract date – equal to the Contract value on the rider effective date.

The ING LifePay Plus Death Benefit Base is increased by the dollar amount of any subsequent premiums and subject to any withdrawal adjustments. The ING LifePay Plus Death Benefit Base is reduced by the dollar amount of any withdrawals for payment of third-party investment advisory fees before the Lifetime Withdrawal Phase begins, and for any withdrawals once the Lifetime Withdrawal Phase begins that are not Excess Withdrawals, including withdrawals for payment of third-party investment advisory fees. The ING LifePay Plus Death Benefit Base is subject to a pro-rata reduction for an Excess Withdrawal. Please see "ING LifePay Plus Base - Withdrawals and Excess Withdrawals" above for more information.

There is no additional charge for the death benefit associated with the ING LifePay Plus rider. Please note that the ING LifePay Plus Death Benefit Base is not eligible to participate in Annual Ratchets or 6% Compounding Step-Ups (Quarterly Ratchets and 7% Compounding Step-Ups if this rider was purchased before January 12,, 2009).

In the event the ING LifePay Plus Death Benefit Base is greater than zero when the ING LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status, each periodic payment reduces the ING LifePay Plus Death Benefit Base dollar for dollar until the earlier date of the ING LifePay Plus Death Benefit Base being reduced to zero or the annuitant's death. Upon the annuitant's death, any remaining ING LifePay Plus death benefit is payable to the beneficiary in a lump sum.

Spousal Continuation. If the surviving spouse of the deceased owner continues the Contract (see "Death Benefit Choices – Continuation After Death – Spouse"), the rider will also continue, provided the spouse becomes the annuitant and sole owner. At the time the Contract is continued, the ING LifePay Plus Base is recalculated to equal the Contract value, inclusive of the guaranteed death benefit – UNLESS the continuing spouse is a joint owner and the original annuitant, OR the Lifetime Withdrawal Phase has not yet begun. In this case, the ING LifePay Plus Base is recalculated to equal the greater of: the Contract value, inclusive of the guaranteed death benefit; and the last calculated ING LifePay Plus Base, subject to pro-rata adjustment for any withdrawals before spousal continuation. Regardless, the ING LifePay Plus rider's guarantees resume on the next quarterly contract anniversary following spousal continuation. Any withdrawals after spousal continuation of the Contract but before the ING LifePay Plus rider's guarantees resume are Excess Withdrawals. The ING LifePay Plus rider remains eligible for the Annual Ratchet upon recalculation of the ING LifePay Plus Base (Quarterly Ratchets if this rider was purchased before January 12, 2009).

The Maximum Annual Withdrawal is also recalculated at the same time as the ING LifePay Plus Base; however, there is no Maximum Annual Withdrawal upon spousal continuation until the Lifetime Withdrawal Phase begins on the date of the first withdrawal after spousal continuation, SO LONG AS the annuitant is age 59 ½. The Maximum Annual Withdrawal is recalculated to equal the applicable Maximum Annual Withdrawal Percentage, based on the new annuitant's age, multiplied by the ING LifePay Plus Base. There is no adjustment to the Additional Withdrawal Amount upon spousal continuation of the ING LifePay Plus rider for a Contract subject to the Required Minimum Distribution rules of the Tax Code. Any withdrawals before the owner's death and spousal continuation are counted in summing up your withdrawals in that contract year to determine whether the Maximum Annual Withdrawal has been exceeded.

Please note, if the Contract value is greater than the ING LifePay Plus Base on the date the Lifetime Withdrawal Phase begins, then the ING LifePay Plus Base will be set equal to the Contract value before the Maximum Annual Withdrawal is first calculated. Also, upon spousal continuation, the ING LifePay Plus Death Benefit Base equals the ING LifePay Plus Death Benefit Base before the owner's death, subject to any pro-rata adjustment for any withdrawals before spousal continuation of the rider.

Contrary to the ING Joint LifePay Plus rider, spousal continuation of the ING LifePay Plus rider would likely NOT take effect at the same time as the Contract is continued. As noted above, the ING LifePay Plus rider provides for spousal continuation only a quarterly contract anniversary (subject to the spouse becoming the annuitant and sole owner). So if you are concerned about the availability of benefits being interrupted with spousal continuation of the ING LifePay Plus rider, you might instead want to purchase the ING Joint LifePay Plus rider.

Change of Owner or Annuitant. The ING LifePay Plus rider terminates (with the rider's charge pro-rated) upon any ownership change or change of annuitant, except for:

1) spousal continuation as described above;
2) change of owner from one custodian to another custodian;
3) change of owner from a custodian for the benefit of an individual to the same individual;
4) change of owner from an individual to a custodian for the benefit of the same individual;
5) collateral assignments;
6) change in trust as owner where the individual owner and the grantor of the trust are the same individual;
7) change of owner from an individual to a trust where the individual owner and the grantor of the trust are the same individual;
8) change of owner from a trust to an individual where the individual owner and the grantor of the trust are the same individual; and
9) change of owner pursuant to a court order.

Surrender Charges. Once the Lifetime Withdrawal Phase begins, your withdrawals within a contract year up to the Maximum Annual Withdrawal (and any applicable Additional Withdrawal Amount) are not subject to surrender charges. We waive any surrender charges otherwise applicable to your withdrawal in a contract year that is less than or equal to the Maximum Annual Withdrawal. Excess Withdrawals are subject to surrender charges, whether or not the Lifetime Withdrawal Phase has begun. Once your Contract value is reduced to zero, any periodic payments under the ING LifePay Plus rider would not be subject to surrender charges. Moreover, with no contract value, none of your contract level recurring charges (e.g., the Mortality and Expense Risk Charge) would be deducted.

Loans. No loans are permitted on Contracts with the ING LifePay Plus rider.

Taxation. For more information about the tax treatment of amounts paid to you under the ING LifePay Plus Rider, see "Federal Tax Considerations – Tax Consequences of Living Benefits and Death Benefit."

> <u>**Important Note:**</u> *The below information pertains to the form of the ING Joint LifePay Plus rider available for sale beginning on and after April 28, 2008 through May 1, 2009, in states where approved. If this form of the ING Joint LifePay Plus rider is not yet approved for sale in your state, or if you purchased a prior version, please see Page I-23.*

ING Joint LifePay Plus Minimum Guaranteed Withdrawal Benefit ("ING Joint LifePay Plus") Rider. The ING Joint LifePay Plus rider generally provides, subject to the restrictions and limitations below, that we will guarantee a minimum level of annual withdrawals from the Contract for the lifetime of both you and your spouse, even if these withdrawals reduce your Contract value to zero. You may wish to purchase this rider if you are married and concerned that you and your spouse may outlive your income.

Eligibility. The ING Joint LifePay Plus rider is only available for purchase by individuals who are married at the time of purchase (spouses) and eligible to elect spousal continuation (as defined by the Tax Code) of the Contract when the death benefit becomes payable, subject to the owner, annuitant and beneficiary requirements below. The maximum issue age is 80. Both spouses must meet the issue age requirement. The issue age is the age of each owner on the rider effective date. The ING Joint LifePay Plus rider is subject to broker/dealer availability. **Please note that the ING Joint LifePay Plus rider will not be issued unless the required owner, annuitant and beneficiary designations are met, and until your contract value is allocated in accordance with the investment option restrictions described in "Investment Option Restrictions," below.**

Contracts issued on and after November 1, 2004 are eligible for the ING Joint LifePay Plus rider, subject to the conditions, requirements and limitations of the prior paragraph. Such Contracts must not already have a living benefit rider. Or if your Contract already has the ING Joint LifePay or ING Joint LifePay Plus rider, then you may be eligible to elect this version of the ING Joint LifePay Plus rider for a limited time. There is an election form for this purpose. Please contact the Customer Service Center for more information.

Owner, Annuitant and Beneficiary Designations. For nonqualified contracts: Joint owners must be spouses, and one of the owners the annuitant; and For a Contract with only one owner, the owner's spouse must be the sole primary beneficiary. For qualified contracts, there may only be one owner who must also be the annuitant, and then the owner's spouse must also be the sole primary beneficiary. Non-natural, custodial owners are only allowed with IRAs. Owner and beneficiary designations for custodial IRAs must be the same as for any other qualified contract. The annuitant must be

the beneficial owner of the custodial IRA. We require the custodian to provide us the name and date of birth of both the owner and owner's spouse. We do not maintain individual owner and beneficiary designations for custodial IRAs. In no event are joint annuitants allowed. We reserve the right to verify the date of birth and social security number of both spouses.

Rider Effective Date. The rider effective date is the date that coverage under the ING Joint LifePay Plus rider begins. If you purchase the ING Joint LifePay Plus rider when the Contract is issued, the rider effective date is also the Contract date. If the ING Joint LifePay Plus rider is added after contract issue, the rider effective date will be the date of the Contract's next following quarterly contract anniversary. A quarterly contract anniversary occurs once each quarter of a contract year from the contract date.

Active Spouse. An Active Spouse is the person (people) upon whose life and age the guarantees are calculated under the ING Joint LifePay Plus rider. There must be two Active Spouses when you purchase the ING Joint LifePay Plus rider, who are married to each other and either are joint owners, or for a Contract with only one owner, the spouse must be the sole primary beneficiary. You cannot add an Active Spouse after the rider effective date. In general, changes in ownership of the Contract, the annuitant and/or beneficiary would result in one spouse being deactivated (the spouse is thereafter inactive). An inactive spouse is **not** eligible to exercise any rights or receive any benefits under the ING Joint LifePay Plus rider, including continuing the ING Joint LifePay Plus rider upon spousal continuation of the Contract. Once an Active Spouse is deactivated, the spouse may not become an Active Spouse again. Specific situations that would result in a spouse being deactivated include:

1) for nonqualified contracts where the spouses are joint owners, the removal of a joint owner (if that spouse does not automatically become sole primary beneficiary pursuant to the terms of the Contract), or the change of one joint owner to a person other than an Active Spouse;
2) for nonqualified contracts where one spouse is the owner and the other spouse is the sole primary beneficiary, as well as for IRA contracts (including custodial IRAs), the addition of a joint owner who is not also an Active Spouse or any change of beneficiary (including the addition of primary beneficiaries); or
3) the spouse's death.

An owner may also request that a spouse be deactivated. Both owners must agree when there are joint owners. **However, all charges for the ING Joint LifePay Plus rider would continue to apply, even after a spouse is deactivated, regardless of the reason. So please be sure to understand the impact of any beneficiary or owner changes on the ING Joint LifePay Plus rider before requesting any changes.** Also, please note that a divorce terminates the ability of an ex-spouse to continue the Contract. See "Divorce" below for more information.

Charge. The charge for the ING Joint LifePay Plus rider, a living benefit, is deducted quarterly from your contract value:

Maximum Annual Charge	Current Annual Charge
1.50%	1.05%

This quarterly charge is a percentage of the ING LifePay Plus Base. The current annual charge is 0.95% if this rider was purchased before January 12, 2009. We deduct the charge in arrears based on the contract date (contract year versus calendar year). In arrears means the first charge is deducted at the end of the first quarter following the rider effective date. If the rider is elected at contract issue, the rider effective date is the same as the contract date. If the rider is added after contract issue, the rider effective date will be the date of the Contract's next following quarterly contract anniversary. A quarterly contract anniversary occurs once each quarter of a contract year from the contract date. The charge will be pro-rated when the rider is terminated. Charges will no longer be deducted once your rider enters the Lifetime Automatic Periodic Benefit Status. Lifetime Automatic Periodic Benefit Status occurs when your contract value is reduced to zero and other conditions are met. We reserve the right to increase the charge for the ING Joint LifePay Plus rider upon the Annual Ratchet once the Lifetime Withdrawal Phase begins. Before January 12, 2009, we reserve the right to increase the charge for the ING Joint LifePay Plus rider upon a Quarterly Ratchet once the Lifetime Withdrawal Phase begins. You will never pay more than new issues of this rider, subject to the maximum annual charge. We promise not to increase the charge for your first five contract years. For more information about how this rider works, please see "Living Benefit Riders – ING Joint LifePay Plus Minimum Guaranteed Withdrawal Benefit Rider."

If the contract value in the subaccounts is insufficient for the charge, then we deduct it from any Fixed Interest Allocations, in which case a Market Value Adjustment may apply. But currently, a Market Value Adjustment would not apply when this charge is deducted from a Fixed Interest Allocation. With Fixed Interest Allocations, we deduct the charge from the Fixed Interest Allocation having the nearest maturity. For more information about the Fixed Interest Allocation, including the Market Value Adjustment, please see Appendix C.

No Cancellation. Once you purchase the ING Joint LifePay Plus rider, you may not cancel it unless you: a) cancel the Contract during the Contract's free look period; b) surrender the Contract; c) begin the income phase and start receiving annuity payments; or d) otherwise terminate the Contract pursuant to its terms. These events automatically cancel the ING Joint LifePay Plus rider.

Termination. The ING Joint LifePay Plus rider is a "living benefit," which means the guaranteed benefits offered are intended to be available to you and your spouse while you are living and while your Contract is in the accumulation phase. The optional rider automatically terminates if you: Terminate your Contract pursuant to its terms during the accumulation phase, surrender your Contract, or begin receiving income phase payments in lieu of payments under the ING Joint LifePay Plus rider; or Die during the accumulation phase (first owner to die if there are multiple Contract owners, or death of annuitant if Contract owner is not a natural person), unless your spouse beneficiary elects to continue the Contract (and your spouse is an Active Spouse). The ING Joint LifePay Plus rider also terminates with a change in Contract ownership (other than a spousal beneficiary continuation on your death by an Active Spouse). Other circumstances that may cause the ING Joint LifePay Plus rider to terminate automatically are discussed below.

Highlights. *This paragraph introduces the terminology of the ING Joint LifePay Plus rider and how its components generally work together. Benefits and guarantees are subject to the terms, conditions and limitations of the ING Joint LifePay Plus rider. More detailed information follows below, with the capitalized words that are underlined indicating headings for ease of reference.* The ING Joint LifePay Plus rider guarantees an amount available for withdrawal from the Contract in any contract year once the Lifetime Withdrawal Phase begins – we use the ING LifePay Plus Base as part of the calculation of the Maximum Annual Withdrawal. The guarantee continues when the ING Joint LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status, at which time we will pay you periodic payments in an annual amount equal to the Maximum Annual Withdrawal (since Contract value would be zero) until the last Active Spouse's death. The ING LifePay Plus Base is eligible for Annual Ratchets and 6% Compounding Step-Ups (Quarterly Ratchets and 7% Compounding Step-Ups if this rider was purchased before January 12, 2009), and subject to adjustment for any Excess Withdrawals. The ING Joint LifePay Plus rider has an allowance for withdrawals from a Contract subject to the Required Minimum Distribution rules of the Tax Code that would otherwise be Excess Withdrawals. The ING Joint LifePay Plus rider has a death benefit that is payable upon the owner's death only when the ING LifePay Plus Death Benefit Base is greater than the Contract's death benefit. The ING Joint LifePay Plus rider allows for spousal continuation.

ING LifePay Plus Base. The ING LifePay Plus Base is first calculated when you purchase the ING Joint LifePay Plus rider: On the Contract date – equal to the initial premium; or After the Contract date – equal to the Contract value on the effective date of the rider.

The ING LifePay Plus Base is increased, dollar for dollar, by any subsequent premiums. We refer to the ING LifePay Plus Base as the MGWB Base in the ING Joint LifePay Plus rider.

Withdrawals and Excess Withdrawals. Once the Lifetime Withdrawal Phase begins, withdrawals within a contract year up to the Maximum Annual Withdrawal, including for payment of third-party investment advisory fees, have no impact on the ING LifePay Plus Base. These withdrawals will not incur surrender charges or a negative Market Value Adjustment associated with any Fixed Account Allocations.

Say for example the current Contract value is $90,000 on a Contract with the ING Joint LifePay Plus rider in the Lifetime Withdrawal Phase. The ING LifePay Plus Base is $100,000, and the Maximum Annual Withdrawal is $5,000. Even though a withdrawal of $5,000 would reduce the Contract value to $85,000, the ING LifePay Plus Base would remain at its current level (as would the Maximum Annual Withdrawal as well) since the withdrawal did not exceed the Maximum Annual Withdrawal. See below for more information about the Maximum Annual Withdrawal.

An Excess Withdrawal is a withdrawal either before the Lifetime Withdrawal Phase begins (except for payment of third-party investment advisory fees), or once the Lifetime Withdrawal Phase begins, any portion of a withdrawal during a contract year that exceeds the Maximum Annual Withdrawal. An Excess Withdrawal will cause a pro-rata reduction of the ING LifePay Plus Base – in the same proportion as Contract value is reduced by the portion of the withdrawal that is considered excess, inclusive of surrender charges, or Market Value Adjustment associated with any Fixed Account

Allocations (rather than the total amount of the withdrawal). An Excess Withdrawal will also cause the Maximum Annual Withdrawal to be recalculated. See Appendix G, Illustrations 1, 2 and 6 for examples of the consequences of an Excess Withdrawal.

Please note that any withdrawals before the rider effective date in the same contract year when the ING Joint LifePay Plus rider is added after contract issue are counted in summing up your withdrawals in that contract year to determine whether the Maximum Annual Withdrawal has been exceeded.

Annual Ratchet. The ING LifePay Plus Base is recalculated on each contract anniversary – to equal the greater of: the current ING LifePay Plus Base; or the current Contract value. We call this recalculation Annual Ratchet.

If this rider was purchased before January 12, 2009, the ING LifePay Plus Base is recalculated on each quarterly contract anniversary (once each quarter of a contract year from the contract date). We call this recalculation a Quarterly Ratchet.

Once the Lifetime Withdrawal Phase begins, we reserve the right to increase the charge for the ING Joint LifePay Plus rider upon the Annual Ratchet. You will never pay more than new issues of the ING Joint LifePay Plus rider, subject to the maximum annual charge, and we promise not to increase the charge for your first five contract years. We will notify you in writing not less than 30 days before a charge increase. You may avoid the charge increase by canceling the forthcoming Annual Ratchet. Our written notice will outline the procedure you will need to follow to do so. Please note, however, from then on the ING LifePay Plus Base would no longer be eligible for **any** Annual Ratchets, so the Maximum Annual Withdrawal Percentage would not be eligible to increase. More information about the Maximum Annual Withdrawal Percentages is below under "Maximum Annual Withdrawal." Our written notice will also remind you of the consequences of canceling the forthcoming Annual Ratchet.

If this rider was purchased before January 12, 2009, we reserve the right to increase the charge for this rider upon a Quarterly Ratchet once the Lifetime Withdrawal Phase begins. You will never pay more than new issues of the rider, subject to the maximum annual charge, and we promise not to increase the charge for your first five contract years. Canceling a forthcoming Quarterly Ratchet to avoid the charge increase will have the same outcome.

6% Compounding Step-Up. The ING LifePay Plus Base is recalculated on each of the first ten contract anniversaries after the rider effective date, SO LONG AS you took no withdrawals during the preceding contract year – to equal the greatest of: the current ING LifePay Plus Base; the current Contract value; and the ING LifePay Plus Base on the previous contract anniversary, increased by 6%, plus any premiums received and minus any withdrawals for payment of third-party investment advisory fees since the previous contract anniversary. We call this recalculation a 6% Compounding Step-Up.

If this rider was purchased before January 12, 2009, the step-up is 7%, which we call a 7% Compounding Step-Up.

Please note that there are no partial 6% Compounding Step-Ups. The 6% Compounding Step-Up is **not** pro-rated. So for existing Contracts to which this rider is attached (a post Contract issuance election), the first opportunity for a 6% Compounding Step-Up will not be until the first contract anniversary after a full contract year has elapsed since the rider effective date.

If this rider was purchased before January 12, 2009, the step-up is 7%, which we call the 7% Compounding Step-Up. The 7% Compounding Step-Up is **not** pro-rated.

Say for example that with a Contract purchased on January 1, 2007, the contract owner decides to add the ING Joint LifePay Plus rider on March 15, 2007. The rider effective date is April 1, 2007, which is the date of the Contract's next following quarterly contract anniversary. Because on January 1, 2008 a full contract year will not have elapsed since the rider effective date, the ING LifePay Plus Base will not be eligible for a step-up. Rather, the first opportunity for a step-up with this Contract is on January 1, 2009.

Lifetime Withdrawal Phase. The Lifetime Withdrawal Phase begins on the date of your first withdrawal (except those for payment of third-party investment advisory fees), SO LONG AS the youngest Active Spouse is age 59 ½. On this date, the ING LifePay Plus Base is recalculated to equal the greater of the current ING LifePay Plus Base or the current Contract value. The Lifetime Withdrawal Phase will continue until the earliest of:

1) the date annuity payments begin (see "The Annuity Options");
2) reduction of the Contract value to zero by an Excess Withdrawal;
3) reduction of the Contract value to zero by a withdrawal less than or equal to the Maximum Annual Withdrawal;

4) surrender of the Contract;
5) the death of the owner (first owner, in the case of joint owners; annuitant, in the case of a non-natural person owner), unless your spouse beneficiary is an Active Spouse who elects to continue the Contract; or
6) the last Active Spouse dies.

The ING Joint LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status in the event Contract value is reduced to zero other than by an Excess Withdrawal. Please see "Lifetime Automatic Periodic Benefit Status" below for more information.

Maximum Annual Withdrawal. The Maximum Annual Withdrawal is the amount that the ING Joint LifePay Plus rider guarantees to be available for withdrawal from the Contract in any contract year. The Maximum Annual Withdrawal is first calculated when the Lifetime Withdrawal Phase begins and equals the applicable Maximum Annual Withdrawal Percentage, based on the younger Active Spouse's age, multiplied by the ING LifePay Plus Base.

The <u>Maximum Annual Withdrawal Percentages</u> are:

	Ages
4%	59½ to 64
5%	65 to 75
6%	76 to 79
7%	80+

If this rider was purchased before January 12, 2009, the Maximum Annual Withdrawal Percentages are:

	Ages
4%	59½ to 64
5%	65 to 69
6%	70 to 79
7%	80+

The Maximum Annual Withdrawal is thereafter recalculated whenever the ING LifePay Plus Base is recalculated, for example, upon the Annual Ratchet or a 6% Compounding Step-Up (Quarterly Ratchet or 7% Compounding Step-Up if this rider was purchased before January 12, 2009). Also, the Maximum Annual Withdrawal Percentage can increase with the Annual Ratchet as the younger Active Spouse grows older.

In the event on the date the Lifetime Withdrawal Phase begins the Contract value is greater than the ING LifePay Plus Base, then before the Maximum Annual Withdrawal is first calculated, the ING LifePay Plus Base will be set equal to the Contract value. The greater the ING LifePay Plus Base, the greater the amount guaranteed to be available to you for withdrawals under the ING Joint LifePay Plus rider in calculating the Maximum Annual Withdrawal for the first time. Also, if the Contract's annuity commencement date is reached while the ING Joint LifePay Plus rider is in the Lifetime Withdrawal Phase, then you may elect a life only annuity option, in lieu of the Contract's other annuity options, under which we will pay the greater of the annuity payout under the Contract and equal annual payments of the Maximum Annual Withdrawal. For more information about the Contract's annuity options, see "The Annuity Options."

Required Minimum Distributions. The ING Joint LifePay Plus rider allows for withdrawals from a Contract subject to the Required Minimum Distribution rules of the Tax Code that exceed the Maximum Annual Withdrawal without causing a pro-rata reduction of the ING LifePay Plus Base and recalculation of the Maximum Annual Withdrawal. If your Required Minimum Distribution for a calendar year (determined on a date on or before January 31 of that year), applicable to this Contract, is greater than the Maximum Annual Withdrawal on that date, then an Additional Withdrawal Amount will be set equal to that portion of the Required Minimum Distribution that exceeds the Maximum Annual Withdrawal. Once you have taken the Maximum Annual Withdrawal for the then current Contract year, the dollar amount of any additional withdrawals will count first against and reduce any unused Additional Withdrawal Amount for the previous calendar year followed by any Additional Withdrawal Amount for the current calendar year – without constituting an Excess Withdrawal. See Appendix G, Illustration 3 for an example.

Withdrawals that exceed the Maximum Annual Withdrawal and all available Additional Withdrawal Amounts are Excess Withdrawals that will cause a pro-rata reduction of the ING LifePay Plus Base and the Maximum Annual Withdrawal to be recalculated. See Appendix G, Illustration 5 for an example of the consequences of an Excess Withdrawal with an Additional Withdrawal Amount. The Additional Withdrawal Amount is available on a calendar year basis and

recalculated every January, reset to equal that portion of the Required Minimum Distribution for that calendar year that exceeds the Maximum Annual Withdrawal on that date. Any unused amount of the Additional Withdrawal Amount carries over into the next calendar year and is available through the end of that year, at which time any amount remaining will expire. See Appendix G, Illustration 4 for an example of the Additional Withdrawal Amount being carried over. **Please note that there is no adjustment to the Additional Withdrawal Amount for Annual Ratchets (Quarterly Ratchets if this rider was purchased before January 12, 2009) or upon spousal continuation of the ING Joint LifePay Plus Rider.**

Lifetime Automatic Periodic Benefit Status. The ING Joint LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status when your Contract value is reduced to zero other than by an Excess Withdrawal. (A withdrawal in excess of the Maximum Annual Withdrawal that causes your Contract value to be reduced to zero will terminate the ING Joint LifePay Plus rider.) You will no longer be entitled to make withdrawals, but instead will begin to receive periodic payments in an annual amount equal to the Maximum Annual Withdrawal. When the rider enters Lifetime Automatic Periodic Benefit Status: the Contract will provide no further benefits (including death benefits) other than as provided under the ING Joint LifePay Plus rider; no further premium payments will be accepted; and any other riders attached to the Contract will terminate, unless otherwise specified in that rider.
During Lifetime Automatic Periodic Benefit Status, we will pay you periodic payments in an annual amount that is equal to the Maximum Annual Withdrawal. These payments will cease upon the death of the last Active Spouse at which time both the rider and the Contract will terminate. The rider will remain in Lifetime Automatic Periodic Benefit Status until it terminates without value upon the last Active Spouse's death.

If when the ING Joint LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status your net withdrawals to date are less than the Maximum Annual Withdrawal for that contract year, then we will pay you the difference immediately. The periodic payments will begin on the first Contract anniversary following the date the rider enters Lifetime Automatic Periodic Benefit Status and will continue to be paid annually thereafter.

In the event Contract value is reduced to zero before the Lifetime Withdrawal Phase begins, Lifetime Automatic Periodic Benefit Status is deferred until the contract anniversary on or after the youngest Active Spouse is age 59 ½. During this time, the ING Joint LifePay Plus rider's death benefit remains payable upon the last Active Spouse's death. Also, the ING LifePay Plus Base remains eligible for the 6% Compounding Step-Ups (7% Compounding Step-Ups if this rider was purchased before January 12, 2009). Once the ING Joint LifePay Plus rider enters the Lifetime Automatic Periodic Benefit Status, periodic payments will begin in an annual amount equal to the applicable Maximum Annual Withdrawal Percentage, based on the youngest Active Spouse's age, multiplied by the ING LifePay Plus Base. If an Active Spouse were to die while Lifetime Automatic Periodic Benefit Status is deferred, then when the ING Joint LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status, and the annual amount of the periodic payments, would be based on the remaining Active Spouse's age.

You may elect to receive systematic withdrawals pursuant to the terms of the Contract. Under a systematic withdrawal, either a fixed amount or an amount based upon a percentage of the contract value will be withdrawn from your contract and paid to you on a scheduled basis, either monthly, quarterly or annually. If, at the time the rider enters Lifetime Automatic Periodic Benefit Status, you are receiving systematic withdrawals under the Contract more frequently than annually, the periodic payments will be made at the same frequency in equal amounts such that the sum of the payments in each Contract year will equal the annual Maximum Annual Withdrawal. Such payments will be made on the same payment dates as previously set up, if the payments were being made monthly or quarterly. If the payments were being made annually, then the payments will be made on the next business day following each contract anniversary.

Investment Option Restrictions. While the ING Joint LifePay Plus rider is in effect, there are limits on the portfolios to which your Contract value may be allocated. Contract value allocated to portfolios other than Accepted Funds will be rebalanced so as to maintain at least a specified percentage of such Contract value in the Fixed Allocation Funds, which depends on the rider's purchase date.

Rider Purchase Date	Fixed Allocation Fund Percentage
Currently	30%
Before January 12, 2009	25%
Before October 6, 2008	20%

See "Fixed Allocation Funds Automatic Rebalancing," below. We have these investment option restrictions to lessen the likelihood we would have to make payments under this rider. We require this allocation regardless of your investment instructions to the Contract. The ING Joint LifePay Plus rider will not be issued until your Contract value is allocated in

accordance with these investment option restrictions. The timing of when and how we apply these investment option restrictions is discussed further below.

Accepted Funds. Currently, the Accepted Funds are:

BlackRock Global Allocation V.I. Fund	ING Retirement Conservative Portfolio
ING American Funds Asset Allocation Portfolio	ING Retirement Growth Portfolio
ING American Funds World Allocation Portfolio	ING Retirement Moderate Growth Portfolio
ING Invesco Van Kampen Equity and Income Portfolio	ING Retirement Moderate Portfolio
ING Liquid Assets Portfolio	ING T. Rowe Price Capital Appreciation Portfolio
ING MFS Total Return Portfolio	Fixed Interest Allocation
ING Oppenheimer Active Allocation Portfolio	

If this rider was purchased before January 12, 2009, the following are additional Accepted Funds:

ING Franklin Templeton Founding Strategy Portfolio
ING WisdomTree^{SM} Global High-Yielding Equity Index Portfolio

No rebalancing is necessary when Contract value is allocated entirely to Accepted Funds. We may change these designations at any time upon 30 days notice to you. If a change is made, the change will apply to Contract value allocated to such portfolios after the date of the change.

Fixed Allocation Funds. Currently, the Fixed Allocation Funds are:

ING American Funds Bond Portfolio	ING PIMCO Total Return Bond Portfolio
ING BlackRock Inflation Protected Bond Portfolio	ING Intermediate Bond Portfolio
ING U.S. Bond Index Portfolio	

You may allocate your contract value to one or more Fixed Allocation Funds. We consider the ING Intermediate Bond Portfolio to be the default Fixed Allocation Fund with Fixed Allocation Funds Automatic Rebalancing.

Other Funds. All portfolios available under the Contract other than Accepted Funds or the Fixed Allocation Funds are considered Other Funds.

Fixed Allocation Funds Automatic Rebalancing. If the Contract value in the Fixed Allocation Funds is less than the specified percentage of the total Contract value allocated among the Fixed Allocation Funds and Other Funds on any ING Joint LifePay Plus Rebalancing Date, we will automatically rebalance the Contract value allocated to the Fixed Allocation Funds and Other Funds so that the specified percentage of this amount is allocated to the Fixed Allocation Funds. The specified percentage depends on the rider's purchase date. Accepted Funds are excluded from Fixed Allocation Funds Automatic Rebalancing. Any rebalancing is done on a pro-rata basis from the Other Funds to the Fixed Allocation Funds and will be the last transaction processed on that date. The ING Joint LifePay Plus Rebalancing Dates occur on each Contract anniversary and after the following transactions:

1) receipt of additional premiums;
2) transfer or reallocation among the Fixed Allocation Funds or Other Funds, whether automatic or specifically directed by you;
3) withdrawals from the Fixed Allocation Funds or Other Funds.

Fixed Allocation Funds Automatic Rebalancing is separate from any other automatic rebalancing under the Contract. However, if the other automatic rebalancing under the Contract causes the allocations to be out of compliance with the investment option restrictions noted above, Fixed Allocation Funds Automatic Rebalancing will occur immediately after the automatic rebalancing to restore the required allocations. See "Appendix H – Examples of Fixed Allocation Funds Automatic Rebalancing." You will be notified that Fixed Allocation Funds Automatic Rebalancing has occurred, along with your new allocations, by a confirmation statement that will be mailed to you after Fixed Allocation Funds Automatic Rebalancing has occurred.

In certain circumstances, Fixed Allocation Funds Automatic Rebalancing may result in a reallocation into the Fixed Allocation Funds even if you have not previously been invested in it. See "Appendix H – Examples of Fixed Allocation Funds Automatic Rebalancing, Example I." **By electing to purchase the ING Joint LifePay Plus rider, you are**

providing the Company with direction and authorization to process these transactions, including reallocations into the Fixed Allocation Funds. You should not purchase the ING Joint LifePay Plus rider if you do not wish to have your Contract value reallocated in this manner.

Divorce. Generally, in the event of divorce, the spouse who retains ownership of the Contract will continue to be entitled to all rights and benefits of the ING Joint LifePay Plus rider, while the ex-spouse will no longer have any such rights or be entitled to any such benefits. In the event of a divorce during the Lifetime Withdrawal Phase, the ING Joint LifePay Plus rider would continue until the owner's death (first owner in the case of joint owners, or annuitant in the case of a custodial IRA). Although spousal continuation may be available under the Tax Code for a subsequent spouse, the ING Joint LifePay Plus rider cannot be continued by the new spouse. As a result of the divorce, we may be required to withdraw assets for the benefit of an ex-spouse. Any such withdrawal would be considered a withdrawal for purposes of the ING LifePay Plus Base. See "ING LifePay Plus Base - Withdrawals and Excess Withdrawals" above. In the event of a divorce during Lifetime Automatic Periodic Benefit Status, there will be no change in the amount of your periodic payments. Payments will continue until both spouses are deceased.

Death of Owner or Annuitant. The ING Joint LifePay Plus rider terminates (with the rider's charges pro-rated) on the earlier of the date of death of the last Active Spouse, or when the surviving spouse decides not to continue the Contract.

ING LifePay Plus Death Benefit Base. The ING Joint LifePay Plus rider has a death benefit that is payable upon the first owner's death only when the ING LifePay Plus Death Benefit Base is greater than the Contract's death benefit. The ING LifePay Plus Death Benefit Base is first calculated when you purchase the ING Joint LifePay Plus rider: On the Contract date – equal to the initial premium; Or after the Contract date – equal to the Contract value on the rider effective date.

The ING LifePay Plus Death Benefit Base is increased by the dollar amount of any subsequent premiums and subject to any withdrawal adjustments. The ING LifePay Plus Death Benefit Base is reduced by the dollar amount of any withdrawals for payment of third-party investment advisory fees before the Lifetime Withdrawal Phase begins, and for any withdrawals once the Lifetime Withdrawal Phase begins that are not Excess Withdrawals, including withdrawals for payment of third-party investment advisory fees. The ING LifePay Plus Death Benefit Base is subject to a pro-rata reduction for an Excess Withdrawal. Please see "ING LifePay Plus Base - Withdrawals and Excess Withdrawals" above for more information.

There is no additional charge for the death benefit associated with the ING Joint LifePay Plus rider. Please note that the ING LifePay Plus Death Benefit Base is not eligible to participate in Annual Ratchets or 6% Compounding Step-Ups (Quarterly Ratchets and 7% Compounding Step-Ups if this rider was purchased before January 12, 2009).

In the event the ING LifePay Plus Death Benefit Base is greater than zero when the ING Joint LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status, each periodic payment reduces the ING LifePay Plus Death Benefit Base dollar for dollar until the earlier date of the ING LifePay Plus Death Benefit Base being reduced to zero or the last Active Spouse's death. Upon the last Active Spouse's death, any remaining ING LifePay Plus death benefit is payable to the beneficiary in a lump sum.

Spousal Continuation. If the surviving spouse of the deceased owner continues the Contract (see "Death Benefit Choices – Continuation After Death – Spouse"), the rider will also continue, SO LONG AS the surviving spouse in an Active Spouse. At that time, the ING LifePay Plus Base is recalculated to equal the greater of: The Contract value, inclusive of the guaranteed death benefit; and The last calculated ING LifePay Plus Base, subject to pro-rata adjustment for any withdrawals before spousal continuation.

The Maximum Annual Withdrawal is also recalculated; however, there is no Maximum Annual Withdrawal upon spousal continuation until the Lifetime Withdrawal Phase begins on the date of the first withdrawal after spousal continuation, SO LONG AS the last Active Spouse is age 59 ½. The Maximum Annual Withdrawal is recalculated to equal the applicable Maximum Annual Withdrawal Percentage, based on the last Active Spouse's age, multiplied by the ING LifePay Plus Base. There is no adjustment to the Additional Withdrawal Amount upon spousal continuation of the ING Joint LifePay Plus rider for a Contract subject to the Required Minimum Distribution rules of the Tax Code. Any withdrawals before the owner's death and spousal continuation are counted in summing up your withdrawals in that contract year to determine whether the Maximum Annual Withdrawal has been exceeded.

Please note, if the Contract value is greater than the ING LifePay Plus Base on the date the Lifetime Withdrawal Phase begins, then the ING LifePay Plus Base will be set equal to the Contract value before the Maximum Annual Withdrawal is first calculated. Also, upon spousal continuation, the ING LifePay Plus Death Benefit Base equals the ING LifePay Plus

Death Benefit Base before the owner's death, subject to any pro-rata adjustment for any withdrawals before spousal continuation of the rider.

Change of Owner or Annuitant. The ING Joint LifePay Plus rider terminates (with the rider's charge pro-rated) upon an ownership change or change of annuitant, except for:

1) spousal continuation as described above;
2) change of owner from one custodian to another custodian;
3) change of owner from a custodian for the benefit of an individual to the same individual (owner's spouse must be named sole primary beneficiary to remain an Active Spouse);
4) change of owner from an individual to a custodian for the benefit of the same individual;
5) collateral assignments;
6) for nonqualified contracts only, the addition of a joint owner, provided the added joint owner is the original owner's spouse and is an Active Spouse when added as a joint owner;
7) for nonqualified contracts only, the removal of a joint owner, provided the removed joint owner is an Active Spouse and becomes the sole primary beneficiary; and
8) change of owner where the owner becomes the sole primary beneficiary and the sole primary beneficiary becomes the owner, provided both spouses are Active Spouses at the time of the change.

Surrender Charges. Once the Lifetime Withdrawal Phase begins, your withdrawals within a contract year up to the Maximum Annual Withdrawal (and any applicable Additional Withdrawal Amount) are not subject to surrender charges. We waive any surrender charges otherwise applicable to your withdrawal in a contract year that is less than or equal to the Maximum Annual Withdrawal. Excess Withdrawals are subject to surrender charges, whether or not the Lifetime Withdrawal Phase has begun. Once your Contract value is reduced to zero, any periodic payments under the ING Joint LifePay Plus rider would not be subject to surrender charges. Moreover, with no contract value, none of your contract level recurring charges (e.g., the Mortality and Expense Risk Charge) would be deducted. See Appendix G for examples.

Loans. No loans are permitted on Contracts with the ING Joint LifePay Plus rider.

Taxation. For more information about the tax treatment of amounts paid to you under the ING Joint LifePay Plus Rider, see "Federal Tax Considerations – Tax Consequences of Living Benefits and Death Benefit."

> **Important Note:** *The information immediately below pertains to the form of the ING LifePay Plus rider available for sale on and after August 20, 2007 through April 28, 2008 in states where approved.*

ING LifePay Plus Minimum Guaranteed Withdrawal Benefit ("ING LifePay Plus") Rider. The ING LifePay Plus rider generally provides, subject to the restrictions and limitations below, that we will guarantee a minimum level of annual withdrawals from the Contract for the lifetime of the annuitant, even if these withdrawals deplete your Contract value to zero. You may wish to purchase this rider if you are concerned that you may outlive your income.

Purchase. In order to elect the ING LifePay Plus rider, the annuitant must be the owner or one of the owners, unless the owner is a non-natural owner. Joint annuitants are not allowed. The maximum issue age is 80. The issue age is the age of the owner (or the annuitant if there are joint owners or the owner is non-natural) on the Contract anniversary on which the rider is effective. Some broker-dealers may limit the availability of the rider to younger ages. The ING LifePay Plus rider is available for Contracts issued **on and after August 20, 2007** (subject to availability and state approvals) that do not already have a living benefit rider. The ING LifePay Plus rider will not be issued if the initial allocation to investment options is not in accordance with the investment option restrictions described in "Investment Option Restrictions," below. The Company in its discretion may allow the rider to be elected after a contract has been issued without it, subject to certain conditions. Contact the Customer Service Center for more information. Such election must be received in good order, including compliance with the investment restrictions described below. The rider will be effective as of the following quarterly Contract anniversary.

Rider Date. The rider date is the date the ING LifePay Plus rider becomes effective. If you purchase the ING LifePay Plus rider when the Contract is issued, the rider date is also the Contract date.

Charge. The charge for the ING LifePay Plus rider, a living benefit, is deducted quarterly from your contract value:

Maximum Annual Charge	Current Annual Charge
2.00%	0.60%

This quarterly charge is a percentage of the ING LifePay Plus Base. We deduct the charge in arrears based on the contract date (contract year versus calendar year). In arrears means the first charge is deducted at the end of the first quarter from the contract date. If the rider is added after contract issue, the rider and charges will begin on the next following quarterly contract anniversary. The charge will be pro-rated when the rider is terminated. Charges are deducted through the date your rider enters either the Automatic Periodic Benefit Status or Lifetime Automatic Periodic Benefit Status. Automatic Periodic Benefit Status or Lifetime Automatic Periodic Benefit Status occurs if your contract value is reduced to zero and other conditions are met. The current charge can change upon a reset after your first five contract years. You will never pay more than the maximum annual charge.

If the contract value in the subaccounts is insufficient for the charge, then we deduct it from any Fixed Interest Allocations, in which case a Market Value Adjustment may apply. But currently, a Market Value Adjustment would not apply when this charge is deducted from a Fixed Interest Allocation. With Fixed Interest Allocations, we deduct the charge from the Fixed Interest Allocation having the nearest maturity. For more information about the Fixed Interest Allocation, including the Market Value Adjustment, please see Appendix C. We reserve the right to change the charge for this rider, subject to the maximum annual charge. If changed, the new charge will only apply to riders issued after the change.

No Cancellation. Once you purchase the ING LifePay Plus rider, you may not cancel it unless you cancel the Contract during the Contract's free look period, surrender, annuitize or otherwise terminate the Contract. These events automatically cancel the ING LifePay Plus rider.

Termination. The ING LifePay Plus rider is a "living benefit," which means the guaranteed benefits offered are intended to be available to you while you are living and while your Contract is in the accumulation phase. The optional rider automatically terminates if you:

1) annuitize, surrender or otherwise terminate your Contract during the accumulation phase; or
2) die during the accumulation phase (first owner to die if there are multiple Contract owners, or death of annuitant if Contract owner is not a natural person), unless your spouse beneficiary elects to continue the Contract.

The ING LifePay Plus rider will also terminate if there is a change in Contract ownership (other than a spousal beneficiary continuation on your death). Other circumstances that may cause the ING LifePay Plus rider to terminate automatically are discussed below.

Guaranteed Withdrawal Status. This status begins on the date of the first withdrawal, ONLY IF the quarterly contract anniversary following the annuitant reaching age 59½ has not yet passed. While the ING LifePay Plus rider is in Guaranteed Withdrawal Status, withdrawals in a contract year up to the Maximum Annual Withdrawal will reduce the ING LifePay Plus Base dollar-for-dollar. This status will then continue until the earliest of:

1) quarterly contract anniversary following the annuitant reaching age 59½, provided the contract owner does not decline the change to Lifetime Guaranteed Withdrawal Status;
2) reduction of the ING LifePay Plus Base to zero, at which time the rider will terminate;
3) the annuity commencement date;
4) reduction of the Contract value to zero by a withdrawal in excess of the Maximum Annual Withdrawal;
5) reduction of the Contract value to zero by a withdrawal less than or equal to the Maximum Annual Withdrawal (see "Automatic Periodic Benefit Status," below);
6) the surrender or annuitization of the Contract; or
7) the death of the owner (first owner, in the case of joint owners; annuitant, in the case of a non-natural person owner), unless your spouse beneficiary elects to continue the Contract.

Please note that withdrawals while the ING LifePay Plus rider is in Guaranteed Withdrawal Status are not guaranteed for the lifetime of the annuitant.

Lifetime Guaranteed Withdrawal Status. This status begins on the date of your first withdrawal, provided the quarterly contract anniversary following the annuitant's age 59½ has passed. If your first withdrawal is taken before this date, then the Lifetime Guaranteed Withdrawal Status will automatically begin on the quarterly contract anniversary following the annuitant reaching age 59½. This status continues until the earliest of:

1) the annuity commencement date;
2) reduction of the Contract value to zero by a withdrawal in excess of the Maximum Annual Withdrawal;

3) reduction of the Contract value to zero by a withdrawal less than or equal to the Maximum Annual Withdrawal (see "Lifetime Automatic Periodic Benefit Status," below);
4) the surrender or annuitization of the Contract; or
5) the death of the owner (first owner, in the case of joint owners; annuitant, in the case of a non-natural person owner), unless your spouse beneficiary elects to continue the Contract.

You will receive prior notice, of not less than 30 days, if you are in the Guaranteed Withdrawal Status and become eligible for the Lifetime Guaranteed Withdrawal Status. This notice will explain the change, its impact to you and your options. You may decline this change. Automatic reset into the Lifetime Guaranteed Withdrawal Status could result in a lower Maximum Annual Withdrawal. However, this action will also apply to all future resets (see below) and cannot be reversed. As described below, certain features of the ING LifePay Plus rider may differ depending upon whether you are in Lifetime Guaranteed Withdrawal Status.

How the ING LifePay Plus Rider Works. The ING LifePay Plus Withdrawal Benefit rider has two phases. The first phase, called the Growth Phase, begins on the effective date of the rider and ends as of the business day before the first withdrawal is taken (or when the annuity commencement date is reached). The second phase is called the Withdrawal Phase. This phase begins as of the date of the first withdrawal or the annuity commencement date, whichever occurs first. Benefits paid under the ING LifePay Plus rider require the calculation of the Maximum Annual Withdrawal. The ING LifePay Plus Base (referred to as the "MGWB Base" in the Contract) is used to determine the Maximum Annual Withdrawal and is calculated as follows:

1) If you purchased the ING LifePay Plus rider on the Contract date, the initial ING LifePay Plus Base is equal to the initial premium.
2) If you purchased the ING LifePay Plus rider after the Contract date, the initial ING LifePay Plus Base is equal to the Contract value on the effective date of the rider.

During the Growth Phase, the initial ING LifePay Plus Base is increased dollar-for-dollar by any premiums received ("eligible premiums"). In addition, on each quarterly contract anniversary, the ING LifePay Plus Base is recalculated as the greater of:

- The current ING LifePay Plus Base; or
- The current Contract value. This is referred to as a quarterly "ratchet."

Also, on each of the first ten contract anniversaries, the ING LifePay Plus Base is recalculated as the greatest of:

- The current ING LifePay Plus Base; or
- The current Contract value; and
- The ING LifePay Plus Base on the previous contract anniversary, increased by 7%, plus any eligible premiums and minus any third-party investment advisory fees paid from your contract during the year. This is referred to as an annual "step-up."

Please note that if this rider is added after the contract date, then the first opportunity for a step-up will be on the first contract anniversary following a complete contract year after the rider date.

The ING LifePay Plus Base has no additional impact on the calculation of annuity payments or withdrawal benefits.

Currently, any additional premiums paid during the Withdrawal Phase are not eligible premiums for purposes of determining the ING LifePay Plus Base or the Maximum Annual Withdrawal; however, we reserve the right to treat such premiums as eligible premiums at our discretion, in a nondiscriminatory manner. Premiums received during the Withdrawal Phase do increase the Contract value used to determine the reset Maximum Annual Withdrawal under the benefit reset feature of the ING LifePay Plus rider (see "ING LifePay Plus Reset," below). We reserve the right to discontinue allowing premium payments during the Withdrawal Phase.

Determination of the Maximum Annual Withdrawal. The Maximum Annual Withdrawal is determined on the date the Withdrawal Phase begins. It equals a percentage of the greater of 1) the Contract value and 2) the ING LifePay Plus Base as of the last day of the Growth Phase. The first withdrawal after the effective date of the rider (which causes the end of the Growth Phase) is treated as occurring on the first day of the Withdrawal Phase, after calculation of the Maximum Annual Withdrawal. The Maximum Annual Withdrawal percentage, which varies by age of the annuitant on the date the Withdrawal Phase begins, is as follows:

Annuitant Age	Maximum Annual Withdrawal Percentage
0-75*	5%*
76-80	6%
81+	7%

*If the Withdrawal Phase begins before the quarterly contract anniversary on or after the annuitant reaches age 59½, withdrawals in a contract year up to the Maximum Annual Withdrawal will reduce the ING LifePay Plus Base dollar-for-dollar, under what we refer to as the "Standard Withdrawal Benefit." Then, on the quarterly contract anniversary on or after the annuitant reaches age 59½, the ING LifePay Plus Base will automatically be reset to the current Contract value, if greater, and the Maximum Annual Withdrawal will be recalculated.

Once determined, the Maximum Annual Withdrawal percentage never changes for the Contract, except as provided for under spousal continuation. See "Continuation After Death – Spouse," below. This is important to keep in mind in deciding when to take your first withdrawal because the younger you are at that time, the lower the Maximum Annual Withdrawal percentage.

If the Contract's annuity commencement date is reached while you are in the ING LifePay Plus rider's Lifetime Guaranteed Withdrawal Status, then you may elect a life only annuity option, in lieu of the Contract's other annuity options, under which we will pay the greater of the annuity payout under the Contract and equal annual payments of the Maximum Annual Withdrawal.

If withdrawals in any Contract year exceed the Maximum Annual Withdrawal, then the ING LifePay Plus Base and the Maximum Annual Withdrawal will be reduced on a pro-rata basis. This means that both the ING LifePay Plus Base and the Maximum Annual Withdrawal will be reduced by the same proportion as the withdrawal in excess of the Maximum Annual Withdrawal (the "excess withdrawal") is of the Contract value determined:

1) before the withdrawal, for the excess withdrawal; and
2) after the withdrawal, for the amount withdrawn up to the Maximum Annual Withdrawal (without regard to the excess withdrawal).

When a withdrawal is made, the total withdrawals taken in a Contract year are compared with the current Maximum Annual Withdrawal. To the extent that the withdrawal taken causes the total withdrawals in that year to exceed the current Maximum Annual Withdrawal, that withdrawal is considered excess. For purposes of determining whether the Maximum Annual Withdrawal has been exceeded, any applicable Market Value Adjustment or surrender charges will not be applied to the withdrawal. However, for purposes of determining the Maximum Annual Withdrawal reduction after an excess withdrawal, any surrender charges and/or Market Value Adjustment are considered to be part of the withdrawal. See Illustrations 1 and 2 below for examples of this concept.

Required Minimum Distributions. Withdrawals taken from the Contract to satisfy the Required Minimum Distribution rules of the Tax Code, that exceed the Maximum Annual Withdrawal for a specific Contract year, will not be deemed excess withdrawals in that Contract year for purposes of the ING LifePay Plus rider, subject to the following rules:

1) If your Required Minimum Distribution for a calendar year (determined on a date on or before January 31 of that year), applicable to this Contract, is greater than the Maximum Annual Withdrawal on that date, an Additional Withdrawal Amount will be set equal to that portion of the Required Minimum Distribution that exceeds the Maximum Annual Withdrawal.
2) You may withdraw the Additional Withdrawal Amount from this Contract without it being deemed an excess withdrawal.
3) Any withdrawals taken in a Contract year will count first against the Maximum Annual Withdrawal for that Contract year.
4) Once the Maximum Annual Withdrawal for the then current Contract year has been taken, additional amounts withdrawn in excess of the Maximum Annual Withdrawal will count first against and reduce any unused Additional Withdrawal Amount for the previous calendar year followed by any Additional Withdrawal Amount for the current calendar year.

5) Withdrawals that exceed all available Additional Withdrawal Amounts are excess withdrawals and will reduce the Maximum Annual Withdrawal on a pro-rata basis, as described above.
6) The Additional Withdrawal Amount is reset to zero at the end of the second calendar year from which it was originally calculated.
7) If the Contract is still in the Growth Phase on the date the Additional Withdrawal Amount is determined, but enters the Withdrawal Phase later during that calendar year, the Additional Withdrawal Amount will be equal to the amount in excess of the Maximum Annual Withdrawal necessary to satisfy the Required Minimum Distribution for that year (if any).

See Illustration 3 below.

Investment Advisory Fees. Withdrawals taken pursuant to a program established by the owner for the payment of investment advisory fees to a named third party investment adviser for advice on management of the Contract's values will not cause the Withdrawal Phase to begin. During the Growth Phase, such withdrawals reduce the ING LifePay Plus Base on a dollar-for-dollar basis, and during the Withdrawal Phase, these withdrawals are treated as any other withdrawal.

Automatic Periodic Benefit Status. If the Contract value is reduced to zero for a reason other than a withdrawal in excess of the Maximum Annual Withdrawal while the rider is in Guaranteed Withdrawal Status, the rider will enter Automatic Periodic Benefit Status and you are entitled to receive periodic payments in an annual amount equal to the Maximum Annual Withdrawal, until the remaining ING LifePay Plus Base is exhausted.

When the rider enters Automatic Periodic Benefit Status:

1) the Contract will provide no further benefits other than as provided under the ING LifePay Plus rider;
2) no further premium payments will be accepted; and
3) any other riders attached to the Contract will terminate, unless otherwise specified in that rider.

During Automatic Periodic Benefit Status, we will pay you periodic payments in an annual amount that is equal to the Maximum Annual Withdrawal. These payments will continue until the ING LifePay Plus Base is reduced to zero, at which time the rider will terminate without value.

The periodic payments will begin on the last day of the first full Contract year following the date the rider enters Automatic Periodic Benefit Status and will continue to be paid annually thereafter. If, at the time the rider enters Automatic Periodic Benefit Status, you are receiving systematic withdrawals under the Contract more frequently than annually, the periodic payments will be made at the same frequency in equal amounts such that the sum of the payments in each Contract year will equal the annual Maximum Annual Withdrawal. Such payments will be made on the same payment dates as previously set up, if the payments were being made monthly or quarterly. If the payments were being made semi-annually or annually, the payments will be made at the end of the half-Contract year or Contract year, as applicable.

Lifetime Automatic Periodic Benefit Status. If the Contract value is reduced to zero by a withdrawal in excess of the Maximum Annual Withdrawal, the Contract and the rider will terminate due to the pro-rata reduction described in "Determination of the Maximum Annual Withdrawal," above.

If the Contract value is reduced to zero for a reason other than a withdrawal in excess of the Maximum Annual Withdrawal while the rider is in Lifetime Guaranteed Withdrawal Status, the rider will enter Lifetime Automatic Periodic Benefit Status and you are entitled to receive periodic payments in an annual amount equal to the Maximum Annual Withdrawal.

When the rider enters Lifetime Automatic Periodic Benefit Status:

1) the Contract will provide no further benefits other than as provided under the ING LifePay Plus rider;
2) no further premium payments will be accepted; and
3) any other riders attached to the Contract will terminate, unless otherwise specified in that rider.

During Lifetime Automatic Periodic Benefit Status, we will pay you periodic payments in an annual amount that is equal to the Maximum Annual Withdrawal. These payments will cease upon the death of the annuitant at which time both the rider and the Contract will terminate. The rider will remain in Lifetime Automatic Periodic Benefit Status until it terminates without value upon the annuitant's death.

The periodic payments will begin on the last day of the first full Contract year following the date the rider enters Lifetime Automatic Periodic Benefit Status and will continue to be paid annually thereafter. If, at the time the rider enters Lifetime Automatic Periodic Benefit Status, you are receiving systematic withdrawals under the Contract more frequently than annually, the periodic payments will be made at the same frequency in equal amounts such that the sum of the payments in each Contract year will equal the annual Maximum Annual Withdrawal. Such payments will be made on the same payment dates as previously set up, if the payments were being made monthly or quarterly. If the payments were being made semi-annually or annually, the payments will be made at the end of the half-Contract year or Contract year, as applicable.

ING LifePay Plus Reset. Once the Lifetime Guaranteed Withdrawal Status begins and the Maximum Annual Withdrawal has been determined, on each quarterly contract anniversary we will increase (or "reset") the ING LifePay Plus Base to the current Contract value, if the Contract value is higher. The Maximum Annual Withdrawal will also be recalculated, and the remaining portion of the new Maximum Annual Withdrawal will be available for withdrawal immediately. This reset ONLY occurs when the rider is in Lifetime Guaranteed Withdrawal Status, and is automatic.

We reserve the right to change the charge for this rider with a reset. In this event, you will receive prior notice, of not less than 30 days, which explains the change, its impact to you and your options. You may decline this change (and the reset). However, this action will apply to all future resets and cannot be reversed.

Investment Option Restrictions. While the ING LifePay Plus rider is in effect, there are limits on the portfolios to which your Contract value may be allocated. Contract value allocated to portfolios other than Accepted Funds will be rebalanced so as to maintain at least 20% of such Contract value in the Fixed Allocation Funds. See "Fixed Allocation Funds Automatic Rebalancing," below.

Accepted Funds. Currently, the Accepted Funds are:

BlackRock Global Allocation V.I. Fund	ING Retirement Conservative Portfolio
ING American Funds Asset Allocation Portfolio	ING Retirement Growth Portfolio
ING American Funds World Allocation Portfolio	ING Retirement Moderate Growth Portfolio
ING Invesco Van Kampen Equity and Income Portfolio	ING Retirement Moderate Portfolio
ING Liquid Assets Portfolio	ING T. Rowe Price Capital Appreciation Portfolio
ING MFS Total Return Portfolio	Fixed Interest Allocation
ING Oppenheimer Active Allocation Portfolio	

If this rider was purchased before January 12, 2009, the following are additional Accepted Funds:

ING Franklin Templeton Founding Strategy Portfolio
ING WisdomTree^SM Global High-Yielding Equity Index Portfolio

We may change these designations at any time upon 30 days notice to you. If a change is made, the change will apply to Contract value allocated to such portfolios after the date of the change.

Fixed Allocation Funds. Currently, the Fixed Allocation Funds are:

ING American Funds Bond Portfolio	ING PIMCO Total Return Bond Portfolio
ING BlackRock Inflation Protected Bond Portfolio	ING Intermediate Bond Portfolio
ING U.S. Bond Index Portfolio	

You may allocate your contract value to one or more of the Fixed Allocation Funds. We consider the ING Intermediate Bond Portfolio to be the default Fixed Allocation Fund with Fixed Allocation Funds Automatic Rebalancing.

If the rider is not continued under the spousal continuation right when available, the Fixed Allocation Fund may be reclassified as a Special Fund as of the Contract continuation date if it would otherwise be designated as a Special Fund for purposes of the Contract's death benefits. For purposes of calculating any applicable death benefit guaranteed under the Contract, any allocation of Contract value to the Fixed Allocation Funds will be considered a Covered Fund allocation while the rider is in effect.

Other Funds. All portfolios available under the Contract other than Accepted Funds or the Fixed Allocation Funds are considered Other Funds.

Fixed Allocation Funds Automatic Rebalancing. If the Contract value in the Fixed Allocation Funds is less than 20% of the total Contract value allocated to the Fixed Allocation Funds and Other Funds on any ING LifePay Plus Rebalancing Date, we will automatically rebalance the Contract value allocated to the Fixed Allocation Funds and Other Funds so that 20% of this amount is allocated to the Fixed Allocation Funds. Accepted Funds are excluded from Fixed Allocation Funds Automatic Rebalancing. Any rebalancing is done on a pro-rata basis among the Other Funds and will be the last transaction processed on that date. The ING LifePay Plus Rebalancing Dates occur on each Contract anniversary and after the following transactions:

1) receipt of additional premiums;
2) transfer or reallocation among the Fixed Allocation Funds or Other Funds, whether automatic or specifically directed by you;
3) withdrawals from the Fixed Allocation Funds or Other Funds.

Fixed Allocation Funds Automatic Rebalancing is separate from any other automatic rebalancing under the Contract. However, if the other automatic rebalancing under the Contract causes the allocations to be out of compliance with the investment option restrictions noted above, Fixed Allocation Funds Automatic Rebalancing will occur immediately after the automatic rebalancing to restore the required allocations. See "Appendix H – Examples of Fixed Allocation Funds Automatic Rebalancing."

In certain circumstances, Fixed Allocation Funds Automatic Rebalancing may result in a reallocation into the Fixed Allocation Funds even if you have not previously been invested in them. See "Appendix H – Examples of Fixed Allocation Funds Automatic Rebalancing, Example I." **By electing to purchase the ING LifePay Plus rider, you are providing the Company with direction and authorization to process these transactions, including reallocations into the Fixed Allocation Funds. You should not purchase the ING LifePay Plus rider if you do not wish to have your Contract value reallocated in this manner.**

Death of Owner or Annuitant. The ING LifePay Plus rider and charges will terminate on the date of death of the owner (or in the case of joint owners, the first owner), or the annuitant if there is a non-natural owner.

Continuation After Death – Spouse. If the surviving spouse of the deceased owner continues the Contract (see "Death Benefit Choices – Continuation After Death – Spouse"), the rider will also continue on the next quarterly contract anniversary, provided the spouse becomes the annuitant and sole owner.

If the rider is in the Growth Phase at the time of spousal continuation:

1) The rider will continue in the Growth Phase;
2) On the date the rider is continued, the ING LifePay Plus Base will be reset to equal the greater of the ING LifePay Plus Base and the then current Contract value;
3) The ING LifePay Plus charges will restart and be the same as were in effect prior to the claim date;
4) Ratchets, which stop on the claim date, are restarted, effective on the date the rider is continued;
5) Any remaining step-ups will be available, and if the rider is continued before an annual contract anniversary when a step-up would have been available, then that step-up will be available;
6) The Maximum Annual Withdrawal percentage will be determined as of the date of the first withdrawal, whenever it occurs, and will be based on the spouse's age on that date; and
7) The rider's Standard Withdrawal Benefit will be available until the quarterly contract anniversary on or after the spouse is age 59½.

If the rider is in the Withdrawal Phase at the time of spousal continuation:

1) The rider will continue in the Withdrawal Phase.
2) The rider's charges will restart on the date the rider is continued and be the same as were in effect prior to the claim date.
3) On the quarterly Contract anniversary that the date the rider is continued:
   (a) If the surviving spouse was not the annuitant before the owner's death, then the ING LifePay Plus Base will be reset to the current Contract value and the Maximum Annual Withdrawal is recalculated by multiplying the new ING LifePay Plus Base by the Maximum Annual Withdrawal percentage based on the surviving spouse's age on that date. Withdrawals are permitted pursuant to the other provisions of the rider. Withdrawals causing the Contract value to fall to zero will terminate the Contract and the rider.

(b) If the surviving spouse was the annuitant before the owner's death, then the ING LifePay Plus Base will be reset to the current Contract value, only if greater, and the Maximum Annual Withdrawal is recalculated by multiplying the new ING LifePay Plus Base by the Maximum Annual Withdrawal percentage. Withdrawals are permitted pursuant to the other provisions of the rider.

4) The rider charges will restart on the quarter Contract anniversary that the rider is continued and will be the same as were in effect prior to the claim date.

Effect of ING LifePay Plus Rider on Death Benefit. If you die before Lifetime Automatic Periodic Benefit Status begins under the ING LifePay Plus rider, the death benefit is payable, but the rider terminates. However, if the beneficiary is the owner's spouse, and the spouse elects to continue the Contract, the death benefit is not payable until the spouse's death. **Thus, you should not purchase this rider with multiple owners, unless the owners are spouses.** See "Death of Owner or Annuitant" and "Continuation After Death – Spouse," above for further information.

While in Lifetime Automatic Periodic Benefit Status, if the owner who is not the annuitant dies, we will continue to pay the periodic payments that the owner was receiving under the ING LifePay Plus rider to the beneficiary. While in Lifetime Automatic Periodic Benefit Status, if an owner who is also the annuitant dies, the periodic payments will stop. No other death benefit is payable.

While the rider is in Automatic Periodic Benefit Status, if the owner dies, the remaining ING LifePay Plus Base will be paid to the beneficiary in a lump sum.

Change of Owner or Annuitant. Other than as provided above under "Continuation After Death- Spouse," you may not change the annuitant. The rider and rider charges will terminate upon change of owner, including adding an additional owner, except for the following ownership changes:

1) spousal continuation as described above;
2) change of owner from one custodian to another custodian;
3) change of owner from a custodian for the benefit of an individual to the same individual;
4) change of owner from an individual to a custodian for the benefit of the same individual;
5) collateral assignments;
6) change in trust as owner where the individual owner and the grantor of the trust are the same individual;
7) change of owner from an individual to a trust where the individual owner and the grantor of the trust are the same individual; and
8) change of owner from a trust to an individual where the individual owner and the grantor of the trust are the same individual.

Surrender Charges. If you elect the ING LifePay Plus rider, your withdrawals will be subject to surrender charges if they exceed the free withdrawal amount. However, once your Contract value is zero, the periodic payments under the ING LifePay Plus rider are not subject to surrender charges.

Loans. No loans are permitted on Contracts with the ING LifePay Plus rider.

Taxation. For more information about the tax treatment of amounts paid to you under the ING LifePay Plus Rider, see "Federal Tax Considerations – Tax Consequences of Living Benefits and Death Benefit."

> **Important Note:** *The information immediately below pertains to the form of the ING LIfePay Plus rider available for sale on and after August 20, 2007 through April 28, 2008 in states where approved.*

ING Joint LifePay Plus Minimum Guaranteed Withdrawal Benefit ("ING Joint LifePay Plus") Rider. The ING Joint LifePay Plus rider generally provides, subject to the restrictions and limitations below, that we will guarantee a minimum level of annual withdrawals from the Contract for the lifetime of both you and your spouse, even if these withdrawals deplete your contract value to zero. You may wish to purchase this rider if you are married and are concerned that you and your spouse may outlive your income.

Purchase. The ING Joint LifePay Plus rider is only available for purchase by individuals who are married at the time of purchase and eligible to elect spousal continuation (as defined by the Tax Code) when the death benefit becomes payable. We refer to these individuals as spouses. Certain ownership, annuitant, and beneficiary designations are required in order to purchase the ING Joint LifePay Plus rider. See "Ownership, Annuitant, and Beneficiary Requirements," below.

The maximum issue age is 80. Both spouses must meet these issue age requirements on the contract anniversary on which the ING Joint LifePay Plus rider is effective. The issue age is the age of the owners on the Contract anniversary on which the rider is effective. Some broker dealers may limit the maximum issue age to ages younger than age 80, but in no event lower than age 55. We reserve the right to change the minimum or maximum issue ages on a nondiscriminatory basis. The ING Joint LifePay Plus rider is available for Contracts issued **on and after August 20, 2007** (subject to availability and state approvals) that do not already have a living benefit rider. The ING Joint LifePay Plus rider will not be issued if the initial allocation to investment options is not in accordance with the investment option restrictions described in "Investment Option Restrictions," below. The Company in its discretion may allow the ING Joint LifePay Plus rider to be elected after a contract has been issued without it, subject to certain conditions. Please contact our Customer Service Center for more information. Such election must be received in good order, including owner, annuitant, and beneficiary designations and compliance with the investment restrictions described below. The ING Joint LifePay Plus rider will be effective as of the following quarterly contract anniversary.

Ownership, Annuitant, and Beneficiary Designation Requirements. Certain ownership, annuitant, and beneficiary designations are required in order to purchase the ING Joint LifePay Plus rider. These designations depend upon whether the contract is issued as a nonqualified contract, an IRA or a custodial IRA. In all cases, the ownership, annuitant, and beneficiary designations must allow for the surviving spouse to continue the contract when the death benefit becomes payable, as provided by the Tax Code. Non-natural, custodial owners are only allowed with IRAs ("custodial IRAs"). Joint annuitants are not allowed. The necessary ownership, annuitant, and/or beneficiary designations are described below. Applications that do not meet the requirements below will be rejected. We reserve the right to verify the date of birth and social security number of both spouses.

Nonqualified Contracts. For a jointly owned contract, the owners must be spouses, and the annuitant must be one of the owners. For a contract with only one owner, the owner's spouse must be the sole primary beneficiary, and the annuitant must be one of the spouses.

IRAs. There may only be one owner, who must also be the annuitant. The owner's spouse must be the sole primary beneficiary.

Custodial IRAs. While we do not maintain individual owner and beneficiary designations for IRAs held by an outside custodian, the ownership and beneficiary designations with the custodian must comply with the requirements listed in "IRAs," above. The annuitant must be the same as the beneficial owner of the custodial IRA. We require the custodian to provide us the name and date of birth of both the owner and the owner's spouse.

Rider Date. The ING Joint LifePay Plus rider date is the date the ING Joint LifePay Plus rider becomes effective. If you purchase the ING Joint LifePay Plus rider when the contract is issued, the ING Joint LifePay Plus rider date is also the contract date.

Charge. The charge for the ING Joint LifePay Plus rider, a living benefit, is deducted quarterly from your contract value:

Maximum Annual Charge	Current Annual Charge
2.50%	0.85%

This quarterly charge is a percentage of the ING Joint LifePay Plus Base. We deduct the charge in arrears based on the contract date (contract year versus calendar year). In arrears means the first charge is deducted at the end of the first quarter from the contract date. If the rider is added after contract issue, the rider and charges will begin on the next following quarterly contract anniversary. The charge will be pro-rated when the rider is terminated. Charges are deducted through the date your rider enters either the Automatic Periodic Benefit Status or Lifetime Automatic Periodic Benefit Status. Automatic Periodic Benefit Status or Lifetime Automatic Periodic Benefit Status occurs if your contract value is reduced to zero and other conditions are met. The current charge can be subject to change upon a reset after your first five contract years. You will never pay more than the maximum annual charge.

If the contract value in the subaccounts is insufficient for the charge, then we deduct it from any Fixed Interest Allocations, in which case a Market Value Adjustment may apply. But currently, a Market Value Adjustment would not apply when this charge is deducted from a Fixed Interest Allocation. With Fixed Interest Allocations, we deduct the charge from the Fixed Interest Allocation having the nearest maturity. For more information about the Fixed Interest Allocation, including

the Market Value Adjustment, please see Appendix C. We reserve the right to change the charge for this rider, subject to the maximum annual charge. If changed, the new charge will only apply to riders issued after the change.

No Cancellation. Once you purchase the ING Joint LifePay Plus rider, you may not cancel it unless you cancel the contract during the contract's free look period (or otherwise cancel the contract pursuant to its terms), surrender or annuitize in lieu of payments under the ING Joint LifePay Plus rider. These events automatically cancel the ING Joint LifePay Plus rider.

Termination. The ING Joint LifePay Plus rider is a "living benefit," which means the guaranteed benefits offered are intended to be available to you and your spouse while you are living and while your contract is in the accumulation phase. The optional rider automatically terminates if you:

1) terminate your contract pursuant to its terms during the accumulation phase, surrender, or begin receiving annuity payments in lieu of payments under the ING Joint LifePay Plus rider;
2) die during the accumulation phase (first owner to die in the case of joint owners, or death of annuitant if the contract is a custodial IRA), unless your spouse elects to continue the contract (and your spouse is active for purposes of the ING Joint LifePay Plus rider); or
3) change the owner of the contract (other than a spousal continuation by an active spouse).

See "Change of Owner or Annuitant," below. Other circumstances that may cause the ING Joint LifePay Plus rider to terminate automatically are discussed below.

Active Status. Once the ING Joint LifePay Plus rider has been issued, a spouse must remain in "active" status in order to exercise rights and receive the benefits of the ING Joint LifePay Plus rider after the first spouse's death by electing spousal continuation. In general, changes to the ownership, annuitant, and/or beneficiary designation requirements noted above will result in one spouse being designated as "inactive." Inactive spouses are not eligible to continue the benefits of the ING Joint LifePay Plus rider after the death of the other spouse. Once designated "inactive," a spouse may not regain active status under the ING Joint LifePay Plus rider. Specific situations that will result in a spouse's designation as "inactive" include the following:

1) For nonqualified contracts where the spouses are joint owners, the removal of a joint owner (if that spouse does not automatically become sole primary beneficiary pursuant to the terms of the contract), or the change of one joint owner to a person other than an active spouse.
2) For nonqualified contracts where one spouse is the owner and the other spouse is the sole primary beneficiary, as well as for IRA contracts (including custodial IRAs), the addition of a joint owner who is not also an active spouse or any change of beneficiary (including the addition of primary beneficiaries).
3) In the event of the death of one spouse (in which case the deceased spouse becomes inactive).

An owner may also request that one spouse be treated as inactive. In the case of joint-owned contracts, both contract owners must agree to such a request. An inactive spouse is not eligible to exercise any rights or receive any benefits under the ING Joint LifePay Plus rider. **However, all charges for the ING Joint LifePay Plus rider will continue to apply, even if one spouse becomes inactive, regardless of the reason. You should make sure you understand the impact of beneficiary and owner changes on the ING Joint LifePay Plus rider prior to requesting any such changes.**

A divorce will terminate the ability of an ex-spouse to continue the contract. See "Divorce," below.

Guaranteed Withdrawal Status. This status begins on the date of the first withdrawal, ONLY IF the quarterly contract anniversary following the youngest active spouse's 65th birthday has not yet passed. While the ING LifePay Plus rider is in Guaranteed Withdrawal Status, withdrawals in a contract year up to the Maximum Annual Withdrawal will reduce the ING LifePay Plus Base dollar-for-dollar. This status will then continue until the earliest of:

1) quarterly contract anniversary following the youngest active spouse's 65th birthday, provided the contract owner does not decline the change to Lifetime Guaranteed Withdrawal Status;
2) reduction of the ING Joint LifePay Plus Base to zero, at which time the rider will terminate;
3) the annuity commencement date;
4) reduction of the Contract value to zero by a withdrawal in excess of the Maximum Annual Withdrawal;
5) reduction of the Contract value to zero by a withdrawal less than or equal to the Maximum Annual Withdrawal (see "Automatic Periodic Benefit Status," below);
6) the surrender or annuitization of the Contract; or

7) the death of the owner (first owner, in the case of joint owners; annuitant, in the case of a non-natural person owner), unless your spouse beneficiary elects to continue the Contract.

Please note that withdrawals while the ING LifePay Plus rider is in Guaranteed Withdrawal Status are not guaranteed for the lifetime of the annuitant.

Lifetime Guaranteed Withdrawal Status. This status begins on the date of the first withdrawal, provided the quarterly contract anniversary following the youngest active spouse's 65th birthday has passed. If the first withdrawal is taken prior to this date, then the Lifetime Guaranteed Withdrawal Status will automatically begin on the quarterly contract anniversary following the youngest active spouse's 65th birthday. This status continues until the earliest of:

1) the annuity commencement date;
2) reduction of the contract value to zero by a withdrawal in excess of the Maximum Annual Withdrawal;
3) reduction of the contract value to zero by a withdrawal less than or equal to the Maximum Annual Withdrawal (see "Lifetime Automatic Periodic Benefit Status," below);
4) the surrender of the contract; or
5) the death of the owner (first owner, in the case of joint owners, or the annuitant, in the case of a custodial IRA), unless your active spouse beneficiary elects to continue the contract.

You will receive prior notice, of not less than 30 days, if you are in the Guaranteed Withdrawal Status and become eligible for the Lifetime Guaranteed Withdrawal Status. This notice will explain the change, its impact to you and your options. You may decline this change. Automatic reset into the Lifetime Guaranteed Withdrawal Status could result in a lower Maximum Annual Withdrawal. However, this action will also apply to all future resets (see below) and cannot be reversed. As described below, certain features of the ING Joint LifePay Plus rider may differ depending upon whether you are in Lifetime Guaranteed Withdrawal Status.

How the ING Joint LifePay Plus Rider Works. The ING Joint LifePay Plus rider has two phases. The first phase, called the Growth Phase, begins on the effective date of the ING Joint LifePay Plus rider and ends as of the business day before the first withdrawal is taken (or when the annuity commencement date is reached). The second phase is called the Withdrawal Phase. This phase begins as of the date you take the first withdrawal of any kind under the contract (other than advisory fees, as described below), or the annuity commencement date, whichever occurs first.

Benefits paid under the ING Joint LifePay Plus rider require the calculation of the Maximum Annual Withdrawal. The ING Joint LifePay Plus Base (referred to as the "MGWB Base" in the contract) is used to determine the Maximum Annual Withdrawal and is calculated as follows:

1) If you purchased the ING Joint LifePay Plus rider on the contract date, the initial ING Joint LifePay Plus Base is equal to the initial premium.
2) If you purchased the ING Joint LifePay Plus rider after the contract date, the initial ING Joint LifePay Plus Base is equal to the contract value on the effective date of the ING Joint LifePay Plus rider.

During the Growth Phase, the initial ING Joint LifePay Plus Base is increased dollar-for-dollar by any premiums received ("eligible premiums"). In addition, on each quarterly contract anniversary, the ING Joint LifePay Plus Base is recalculated as the greater of:

- The current ING Joint LifePay Plus Base; or
- The current Contract value. This is referred to as a quarterly "ratchet."

Also, on each of the first ten contract anniversaries, the ING Joint LifePay Plus Base is recalculated as the greatest of:

- The current ING Joint LifePay Plus Base; or
- The current Contract value; and
- The ING Joint LifePay Plus Base on the previous contract anniversary, increased by 7%, plus any eligible premiums and minus any third-party investment advisory fees paid from your contract during the year. This is referred to as an annual "step-up."

Please note that if this rider is added after the contract date, then the first opportunity for a step-up will be on the first contract anniversary following a complete contract year after the rider date.

The ING Joint LifePay Plus Base has no additional impact on the calculation of annuity payments or withdrawal benefits.

Currently, any additional premiums paid during the Withdrawal Phase are not eligible premiums for purposes of determining the ING Joint LifePay Plus Base or the Maximum Annual Withdrawal; however, we reserve the right to treat such premiums as eligible premiums at our discretion, in a nondiscriminatory manner. Premiums received during the Withdrawal Phase do increase the contract value used to determine the reset Maximum Annual Withdrawal under the benefit reset feature of the ING Joint LifePay Plus rider (see "ING Joint LifePay Plus Reset," below). We reserve the right to discontinue allowing premium payments during the Withdrawal Phase.

Determination of the Maximum Annual Withdrawal. The Maximum Annual Withdrawal is determined on the date the Withdrawal Phase begins. It equals the Maximum Annual Withdrawal percentage multiplied by the greater of the contract value and the ING Joint LifePay Plus Base, as of the last day of the Growth Phase. The first withdrawal after the effective date of the ING Joint LifePay Plus rider (which causes the end of the Growth Phase) is treated as occurring on the first day of the Withdrawal Phase, immediately after calculation of the Maximum Annual Withdrawal. The Maximum Annual Withdrawal percentage, which varies by age of the youngest active spouse on the date the Withdrawal Phase begins, is as follows:

Youngest Active Spouse's Age	Maximum Annual Withdrawal Percentage
0-75*	5%*
76-80	6%
81+	7%

*If the Withdrawal Phase begins before the quarterly contract anniversary on or after the younger spouse reaches age 65, withdrawals in a contract year up to the Maximum Annual Withdrawal will reduce the ING Joint LifePay Plus Base dollar-for-dollar, under what we refer to as the "Standard Withdrawal Benefit." Then, on the quarterly contract anniversary on or after the younger spouse reaches age 65, the ING Joint LifePay Plus Base will automatically be reset to the current Contract value, if greater, and the Maximum Annual Withdrawal will be recalculated.

Once determined the Maximum Annual Withdrawal percentage never changes for the contract. This is important to keep in mind in deciding when to take your first withdrawal because the younger you are at that time, the lower the Maximum Annual Withdrawal percentage.

If the Contract's annuity commencement date is reached while you are in the ING LifePay Plus rider's Lifetime Guaranteed Withdrawal Status, then you may elect a life only annuity option, in lieu of the Contract's other annuity options, under which we will pay the greater of the annuity payout under the Contract and equal annual payments of the Maximum Annual Withdrawal, provided that, if both spouses are active, payments under the life only annuity option will be calculated using the joint life expectancy table for both spouses. If only one spouse is active, payments will be calculated using the single life expectancy table for the active spouse.

Withdrawals in a contract year that do not exceed the Maximum Withdrawal Amount do not reduce the Maximum Withdrawal Amount. However, if withdrawals in any contract year exceed the Maximum Annual Withdrawal (an "excess withdrawal"), the ING Joint LifePay Plus Base and the Maximum Annual Withdrawal will be reduced on a pro-rata basis. This means that both the ING Joint LifePay Plus Base and the Maximum Annual Withdrawal will be reduced by the same proportion as the excess withdrawal is of the contract value determined after the deduction the amount withdrawn up to the Maximum Annual Withdrawal but before deduction of the excess withdrawal.

When a withdrawal is made, the total withdrawals taken in a contract year are compared with the current Maximum Annual Withdrawal. To the extent that the withdrawal taken causes the total withdrawals in that year to exceed the current Maximum Annual Withdrawal, that withdrawal is considered excess. For purposes of determining whether the Maximum Annual Withdrawal has been exceeded, any applicable Market Value Adjustment or surrender charges will not be considered. However, for purposes of determining the Maximum Annual Withdrawal reduction after an excess withdrawal, surrender charges and/or Market Value Adjustment are considered to be part of the withdrawal, and will be included in the pro-rata adjustment to the Maximum Annual Withdrawal. See Illustrations 1 and 2 below for examples of this concept.

Required Minimum Distributions. Withdrawals taken from the contract to satisfy the Required Minimum Distribution rules of the Tax Code are considered withdrawals for purposes of the ING Joint LifePay Plus rider, and will begin the Withdrawal Phase if the Withdrawal Phase has not already started. Any such withdrawal which exceeds the Maximum Annual Withdrawal for a specific contract year will not be deemed excess withdrawals in that contract year for purposes of the ING Joint LifePay Plus rider, subject to the following:

1) If the contract owner's Required Minimum Distribution for a calendar year (determined on a date on or before January 31 of that year), applicable to the contract, is greater than the Maximum Annual Withdrawal on that date, an Additional Withdrawal Amount will be set equal to that portion of the Required Minimum Distribution that exceeds the Maximum Annual Withdrawal.
2) You may withdraw the Additional Withdrawal Amount from this contract without it being deemed an excess withdrawal.
3) Any withdrawals taken in a contract year will count first against the Maximum Annual Withdrawal for that contract year.
4) Once the Maximum Annual Withdrawal for the then current contract year has been taken, additional amounts withdrawn in excess of the Maximum Annual Withdrawal will count first against and reduce any unused Additional Withdrawal Amount for the previous calendar year followed by any Additional Withdrawal Amount for the current contract year.
5) Withdrawals that exceed all available Additional Withdrawal Amounts are excess withdrawals and will reduce the Maximum Annual Withdrawal on a pro-rata basis, as described above.
6) The Additional Withdrawal Amount is reset to zero at the end of the second calendar year from which it was originally calculated.
7) If the contract is still in the Growth Phase on the date the Additional Withdrawal Amount is determined, but enters the Withdrawal Phase later during that calendar year, the Additional Withdrawal Amount will be equal to the amount in excess of the Maximum Annual Withdrawal Amount necessary to satisfy the Required Minimum Distribution for that year (if any).

See Illustration 3 below.

Investment Advisory Fees. Withdrawals taken pursuant to a program established by the owner for the payment of investment advisory fees to a named third party investment adviser for advice on management of the contract's values will not cause the Withdrawal Phase to begin. During the Growth Phase, such withdrawals reduce the ING Joint LifePay Plus Base on a dollar-for-dollar basis, and during the Withdrawal Phase, these withdrawals are treated as any other withdrawal.

Automatic Periodic Benefit Status. If the Contract value is reduced to zero for a reason other than a withdrawal in excess of the Maximum Annual Withdrawal while the rider is in Guaranteed Withdrawal Status, the rider will enter Automatic Periodic Benefit Status and you are entitled to receive periodic payments in an annual amount equal to the Maximum Annual Withdrawal, until the remaining ING Joint LifePay Plus Base is exhausted.

When the rider enters Automatic Periodic Benefit Status:

1) the Contract will provide no further benefits other than as provided under the ING Joint LifePay Plus rider;
2) no further premium payments will be accepted; and
3) any other riders attached to the Contract will terminate, unless otherwise specified in that rider.

During Automatic Periodic Benefit Status, we will pay you periodic payments in an annual amount that is equal to the Maximum Annual Withdrawal. These payments will continue until the ING Joint LifePay Plus Base is reduced to zero, at which time the rider will terminate without value.

The periodic payments will begin on the last day of the first full Contract year following the date the rider enters Automatic Periodic Benefit Status and will continue to be paid annually thereafter. If, at the time the rider enters Automatic Periodic Benefit Status, you are receiving systematic withdrawals under the Contract more frequently than annually, the periodic payments will be made at the same frequency in equal amounts such that the sum of the payments in each Contract year will equal the annual Maximum Annual Withdrawal. Such payments will be made on the same payment dates as previously set up, if the payments were being made monthly or quarterly. If the payments were being made semi-annually or annually, the payments will be made at the end of the half-Contract year or Contract year, as applicable.

Lifetime Automatic Periodic Benefit Status. If the contract value is reduced to zero by a withdrawal in excess of the Maximum Annual Withdrawal, the contract and the ING Joint LifePay Plus rider will terminate due to the pro-rata reduction described in "Determination of the Maximum Annual Withdrawal," above.

If the contract value is reduced to zero for a reason other than a withdrawal in excess of the Maximum Annual Withdrawal while the ING Joint LifePay Plus rider is in Lifetime Guaranteed Withdrawal Status, the ING Joint LifePay Plus rider will enter Lifetime Automatic Periodic Benefit Status and you are no longer entitled to make withdrawals. Instead, under the ING Joint LifePay Plus rider you will begin to receive periodic payments in an annual amount equal to the Maximum Annual Withdrawal.

When the ING Joint LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status:

1) the contract will provide no further benefits (including death benefits) other than as provided under the ING Joint LifePay Plus rider;
2) no further premium payments will be accepted; and
3) any other riders attached to the contract will terminate, unless otherwise specified in that rider.

During Lifetime Automatic Periodic Benefit Status, we will pay you periodic payments in an annual amount that is equal to the Maximum Annual Withdrawal. The time period for which we will make these payments will depend upon whether one or two spouses are active under the ING Joint LifePay Plus rider at the time this status begins. If both spouses are active under the ING Joint LifePay Plus rider, these payments will cease upon the death of the second spouse, at which time both the ING Joint LifePay Plus rider and the contract will terminate without further value. If only one spouse is active under the ING Joint LifePay Plus rider, the payments will cease upon the death of the active spouse, at which time both the ING Joint LifePay Plus rider and the contract will terminate without value.

If the Maximum Annual Withdrawal exceeds the net withdrawals taken the contract year when the ING Joint LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status (including the withdrawal that results in the contract value decreasing to zero), that difference will be paid immediately to the contract owner. The periodic payments will begin on the last day of the first full contract year following the date the ING Joint LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status and will continue to be paid annually thereafter.

You may elect to receive systematic withdrawals pursuant to the terms of the contract. Under a systematic withdrawal, either a fixed amount or an amount based upon a percentage of the contract value will be withdrawn from your contract and paid to you on a scheduled basis, either monthly, quarterly or annually. If, at the time the ING Joint LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status, you are receiving systematic withdrawals under the contract more frequently than annually, the periodic payments will be made at the same frequency in equal amounts such that the sum of the payments in each contract year will equal the annual Maximum Annual Withdrawal. Such payments will be made on the same payment dates as previously set up, if the payments were being made monthly or quarterly. If the payments were being made semi-annually or annually, the payments will be made at the end of the half-contract year or contract year, as applicable.

ING Joint LifePay Plus Reset. Once the Lifetime Guaranteed Withdrawal Status begins and the Maximum Annual Withdrawal has been determined, on each quarterly contract anniversary we will increase (or "reset") the ING Joint LifePay Plus Base to the current Contract value, if the Contract value is higher. The Maximum Annual Withdrawal will also be recalculated, and the remaining portion of the new Maximum Annual Withdrawal will be available for withdrawal immediately. This reset ONLY occurs when the rider is in Lifetime Guaranteed Withdrawal Status, and is automatic.

We reserve the right to change the charge for this rider with a reset. In this event, you will receive prior notice, of not less than 30 days, which explains the change, its impact to you and your options. You may decline this change (and the reset). However, this action will apply to all future resets and cannot be reversed.

Investment Option Restrictions. In order to mitigate the insurance risk inherent in our guarantee to provide you and your spouse with lifetime payments (subject to the terms and restrictions of the ING Joint LifePay Plus rider), we require that your contract value be allocated in accordance with certain limitations. In general, to the extent that you choose not to invest in the Accepted Funds, we require that 20% of the amount not so invested be invested in the Fixed Allocation Funds. We will require this allocation regardless of your investment instructions to the contract, as described below.

While the ING Joint LifePay Plus rider is in effect, there are limits on the portfolios to which your contract value may be allocated. Contract value allocated to portfolios other than Accepted Funds will be rebalanced so as to maintain at least 20% of such contract value in the Fixed Allocation Funds. See "Fixed Allocation Funds Automatic Rebalancing," below.

Accepted Funds. Currently, the Accepted Funds are:

BlackRock Global Allocation V.I. Fund	ING Retirement Conservative Portfolio
ING American Funds Asset Allocation Portfolio	ING Retirement Growth Portfolio
ING American Funds World Allocation Portfolio	ING Retirement Moderate Growth Portfolio
ING Invesco Van Kampen Equity and Income Portfolio	ING Retirement Moderate Portfolio
ING Liquid Assets Portfolio	ING T. Rowe Price Capital Appreciation Portfolio
ING MFS Total Return Portfolio	Fixed Interest Allocation
ING Oppenheimer Active Allocation Portfolio	

If this rider was purchased before January 12, 2009, the following are additional Accepted Funds:

ING Franklin Templeton Founding Strategy Portfolio
ING WisdomTree^{SM} Global High-Yielding Equity Index Portfolio

We may change these designations at any time upon 30 days notice to you. If a change is made, the change will apply to contract value allocated to such portfolios after the date of the change.

Fixed Allocation Funds. Currently, the Fixed Allocation Funds are:

ING American Funds Bond Portfolio	ING PIMCO Total Return Bond Portfolio
ING BlackRock Inflation Protected Bond Portfolio	ING Intermediate Bond Portfolio
ING U.S. Bond Index Portfolio	

You may allocate contract value to one or more of the Fixed Allocation Funds. We consider the ING Intermediate Bond Portfolio to be the default Fixed Allocation Fund with Fixed Allocation Funds Automatic Rebalancing.

Other Funds. All portfolios available under the contract other than Accepted Funds or the Fixed Allocation Funds are considered Other Funds.

Fixed Allocation Funds Automatic Rebalancing. If the contract value in the Fixed Allocation Funds is less than 20% of the total contract value allocated to the Fixed Allocation Funds and Other Funds on any ING Joint LifePay Plus Rebalancing Date, we will automatically rebalance the contract value allocated to the Fixed Allocation Funds and Other Funds so that 20% of this amount is allocated to the Fixed Allocation Funds. Accepted Funds are excluded from Fixed Allocation Funds Automatic Rebalancing. Any rebalancing is done on a pro-rata basis among the Other Funds and will be the last transaction processed on that date. The ING Joint LifePay Plus Rebalancing Dates occur on each contract anniversary and after the following transactions:

1) receipt of additional premiums;
2) transfer or reallocation among the Fixed Allocation Funds or Other Funds, whether automatic or specifically directed by you; and
3) withdrawals from the Fixed Allocation Funds or Other Funds.

Fixed Allocation Funds Automatic Rebalancing is separate from any other automatic rebalancing under the contract. However, if the other automatic rebalancing under the contract causes the allocations to be out of compliance with the investment option restrictions noted above, Fixed Allocation Funds Automatic Rebalancing will occur immediately after the automatic rebalancing to restore the required allocations. See "Appendix H – Examples of Fixed Allocation Funds Automatic Rebalancing."

In certain circumstances, Fixed Allocation Funds Automatic Rebalancing may result in a reallocation into the Fixed Allocation Funds even if you have not previously been invested in them. See "Appendix H – Examples of Fixed Allocation Funds Automatic Rebalancing, Example I." **By electing to purchase the ING Joint LifePay Plus rider, you are providing the Company with direction and authorization to process these transactions, including reallocations into the Fixed Allocation Funds. You should not purchase the ING Joint LifePay Plus rider if you do not wish to have your contract value reallocated in this manner.**

Divorce. Generally, in the event of a divorce, the spouse who retains ownership of the contract will continue to be entitled to all rights and benefits of the ING Joint LifePay Plus rider, while the ex-spouse will no longer have any such rights or be entitled to any such benefits. In the event of a divorce during Lifetime Guaranteed Withdrawal Status, the ING Joint LifePay Plus rider continues, and terminates upon the death of the owner (first owner in the case of joint owners, or the annuitant in the case of a custodial IRA). Although spousal continuation may be available under the Tax Code for a subsequent spouse, the ING Joint LifePay Plus rider cannot be continued by the new spouse. As the result of the divorce, we may be required to withdraw assets for the benefit of an ex-spouse. Any such withdrawal will be considered a withdrawal for purposes of the Maximum Annual Withdrawal amount. In other words, if a withdrawal incident to a divorce exceeds the Maximum Annual Withdrawal amount, it will be considered an excess withdrawal. See "Determination of the Maximum Annual Withdrawal," above. As noted, in the event of a divorce there is no change to the Maximum Annual Withdrawal and we will continue to deduct charges for the ING Joint LifePay Plus rider.

In the event of a divorce during Lifetime Automatic Periodic Benefit Status, there will be no change to the periodic payments made. Payments will continue until both spouses are deceased.

Death of Owner. The death of the owner (or in the case of joint owners, the first owner, or for custodial IRAs, the annuitant) may cause the termination of the ING Joint LifePay Plus rider and its charges, depending upon whether one or both spouses are in active status at the time of death, as described below.

1) **If both spouses are in active status:** If the surviving spouse elects to continue the contract and becomes the sole owner and annuitant, the ING Joint LifePay Plus rider will remain in effect pursuant to its original terms and ING Joint LifePay Plus coverage and charges will continue. As of the date the contract is continued, the Joint LifePay Plus Base will be reset to the current Contact value, if greater, and the Maximum Annual Withdrawal will recalculated as the Maximum Annual Withdrawal percentage multiplied by the new Joint LifePay Plus Base on the date the contract is continued. However, under no circumstances will this recalculation result in a reduction to the Maximum Annual Withdrawal.

    If the surviving spouse elects not to continue the contract, ING Joint LifePay Plus rider coverage and charges will cease upon the earlier of payment of the death benefit or notice that an alternative distribution option has been chosen.

2) **If the surviving spouse is in inactive status:** The ING Joint LifePay Plus rider terminates and ING Joint LifePay Plus coverage and charges cease upon the date of death of the last Active Spouse.

Change of Owner or Annuitant. Other than as a result of spousal continuation, you may not change the annuitant. The ING Joint LifePay Plus rider and rider charges will terminate upon change of owner, including adding an additional owner, except for the following ownership changes:

1) spousal continuation by an active spouse, as described above;
2) change of owner from one custodian to another custodian for the benefit of the same individual;
3) change of owner from a custodian for the benefit of an individual to the same individual (in order to avoid the owner's spouse from being designated inactive, the owner's spouse must be named sole beneficiary under the contract);
4) change of owner from an individual to a custodian for the benefit of the same individual;
5) collateral assignments;
6) for nonqualified contracts only, the addition of a joint owner, provided that the additional joint owner is the original owner's spouse and is active when added as joint owner;
7) for nonqualified contracts, removal of a joint owner, provided the removed joint owner is active and becomes the primary contract beneficiary; and
8) change of owner where the owner becomes the sole primary beneficiary and the sole primary beneficiary becomes the owner if both were active spouses at the time of the change.

Surrender Charges. If you elect the ING Joint LifePay Plus rider, your withdrawals will be subject to surrender charges if they exceed the free withdrawal amount. However, once your contract value is zero, the periodic payments under the ING Joint LifePay Plus rider are not subject to surrender charges, nor will these amounts be subject to any other charges under the contract.

Federal Tax Considerations. For more information about the tax treatment of amounts paid to you under the ING Joint LifePay Plus rider, see "Federal Tax Considerations – Tax Consequences of Living Benefits and Death Benefit."

ING LifePay Plus and ING Joint LifePay Plus Partial Withdrawal Amount Examples. The following are examples of adjustments to the Maximum Annual Withdrawal amount for withdrawals in excess of the Maximum Annual Withdrawal:

Illustration 1: Adjustment to the Maximum Annual Withdrawal amount for a withdrawal in excess of the Maximum Annual Withdrawal, including surrender and/or MVA charges.

Assume the Maximum Annual Withdrawal is $5,000.

The first withdrawal taken during the contract year is $3,000 net, with $500 of surrender charges, and/or MVA charges. The Maximum Annual Withdrawal is not exceeded.

The next withdrawal taken during the contract year is $1,500 net, with $300 of surrender charges, and/or MVA charges. The Maximum Annual Withdrawal is not exceeded because total net withdrawals, $4,500, do not exceed the Maximum Annual Withdrawal, $5,000.

The next withdrawal taken during the contract year is $1,500 net, with $200 of surrender charges, and/or MVA charges. Because total net withdrawals taken, $6,000, exceed the Maximum Annual Withdrawal, $5,000, then there is an adjustment to the Maximum Annual Withdrawal.

Total gross withdrawals during the contract year are $7,000 ($3,000 + $500 + $1,500 + $300 + $1,500 + $200). The adjustment is the lesser of the amount by which the total gross withdrawals for the year exceed the Maximum Annual Withdrawal ($7,000 - $5,000 = $2,000), and the amount of the current gross withdrawal ($1,500 + 200 = $1,700.

If the Account Value before this withdrawal is $50,000, then the Maximum Annual Withdrawal is reduced by 3.40% ($1,700 / $50,000) to $4,830 ((1 - 3.40%) * $5,000).

Illustration 2: Adjustment to the Maximum Annual Withdrawal amount for a withdrawal in excess of the Maximum Annual Withdrawal.

Assume the Maximum Annual Withdrawal is $5,000.

The first withdrawal taken during the contract year is $3,000 net, with $0 of surrender charges, and/or MVA charges. The Maximum Annual Withdrawal is not exceeded.

The next withdrawal taken during the contract year is $1,500 net, with $0 of surrender charges, and/or MVA charges. The Maximum Annual Withdrawal is not exceeded because total net withdrawals, $4,500, do not exceed the Maximum Annual Withdrawal, $5,000.

The next withdrawal taken during the contract year is $1,500 net, with $0 of surrender charges, and/or MVA charges. Because total net withdrawals taken, $6,000, exceed the Maximum Annual Withdrawal, $5,000, there is an adjustment to the Maximum Annual Withdrawal.

Total gross withdrawals during the contract year are $6,000 ($3,000 + $1,500 + $1,500). The adjustment is the lesser of the amount by which the total gross withdrawals for the year exceed the Maximum Annual Withdrawal, $1,000, and the amount of the current gross withdrawal, $1,500.

If the Account Value after the part of the gross withdrawal that was within the Maximum Annual Withdrawal, $500, is $49,500, then the Maximum Annual Withdrawal is reduced by 2.02% ($1,000 / $49,500) to $4,899 ((1 - 2.02%) * $5,000).

Illustration 3: A withdrawal exceeds the Maximum Annual Withdrawal amount but does not exceed the Additional Withdrawal Amount.

Assume the Maximum Annual Withdrawal is $5,000. The Required Minimum Distribution for the current calendar year applicable to this contract is determined to be $6,000. The Additional Withdrawal Amount is set equal to the excess of this amount above the Maximum Annual Withdrawal, $1,000 ($6,000 - $5,000).

The first withdrawal taken during the contract year is $3,000 net, with $0 of surrender charges, and/or MVA charges. The Maximum Annual Withdrawal is not exceeded.

The next withdrawal taken during the contract year is $1,500 net, with $0 of surrender charges, and/or MVA charges. The Maximum Annual Withdrawal is not exceeded because total net withdrawals, $4,500, do not exceed the Maximum Annual Withdrawal, $5,000.

The next withdrawal taken during the contract year is $1,500 net, with $0 of surrender charges, and/or MVA charges. Total net withdrawals taken, $6,000, exceed the Maximum Annual Withdrawal, $5,000, however, the Maximum Annual Withdrawal is not adjusted until the Additional Withdrawal Amount is exhausted. The amount by which total net withdrawals taken exceed the Maximum Annual Withdrawal, $1,000 ($6,000 - $5,000), is the same as the Additional Withdrawal Amount, so no adjustment to the Maximum Annual Withdrawal is made. If total net withdrawals taken had exceeded the sum of the Maximum Annual Withdrawal and the Additional Withdrawal Amount, then an adjustment would be made to the Maximum Annual Withdrawal.

Illustration 4: The Reset Occurs.

Assume the Maximum Annual Withdrawal is $5,000 and the Maximum Annual Withdrawal percentage is 5%.

One year after the first withdrawal is taken, the contract value has increased to $120,000, and the Reset occurs. The Maximum Annual Withdrawal is now $6,000 ($120,000 * 5%).

One year after the Reset, the contract value has increased further to $130,000. The Reset occurs again, and the Maximum Annual Withdrawal is now $6,500 ($130,000 * 5%).

ING LifePay and ING Joint LifePay

(Available for Contracts issued through August 20, 2007, subject to state approval.)

ING LifePay Minimum Guaranteed Withdrawal Benefit ("ING LifePay") Rider. The ING LifePay rider generally provides, subject to the restrictions and limitations below, that we will guarantee a minimum level of annual withdrawals from the Contract for the lifetime of the annuitant, even if these withdrawals deplete your Contract value to zero. You may wish to purchase this rider if you are concerned that you may outlive your income.

Purchase. In order to elect the ING LifePay rider, the annuitant must be the owner or one of the owners, unless the owner is a non-natural owner. Joint annuitants are not allowed. The minimum issue age is 50 and the maximum issue age is 80. The issue age is the age of the owner (or the annuitant if there are joint owners or the owner is non-natural) on the Contract anniversary on which the rider is effective. But some broker-dealers may limit the availability of the rider to younger ages. The ING LifePay rider is available for Contracts issued **on and after November 1, 2004** (subject to availability) that do not already have a living benefit rider. The ING LifePay rider will not be issued if the initial allocation to investment options is not in accordance with the investment option restrictions described in "Investment Option Restrictions," below. The Company in its discretion may allow the rider to be elected during the 30-day period preceding a Contract anniversary. Such election must be received in good order, including compliance with the investment restrictions described below. The rider will be effective as of that Contract anniversary.

Rider Date. The rider date is the date the ING LifePay rider becomes effective. If you purchase the ING LifePay rider when the Contract is issued, the rider date is also the Contract date.

Charge. The charge for the ING LifePay rider, a living benefit, is deducted quarterly and is a percentage of contract value:

Maximum Annual Charge	Current Annual Charge
1.20%	0.50%

We deduct the quarterly charge in arrears based on the contract date (contract year versus calendar year). In arrears means the first charge is deducted at the end of the first quarter from the contract date. If the rider is added after contract issue, the charges will still be deducted on quarterly contract anniversaries, but the first charge will be pro-rated based on what is owed at the time the rider is added through the contract quarter end. Similarly, the charge is pro-rated based on what is owed at the time the rider is terminated. Charges are deducted during the period starting on the rider date and up to your rider's Lifetime Automatic Periodic Benefit Status. Lifetime Automatic Periodic Benefit Status occurs if your contract value is reduced to zero and other conditions are met. The charge may be subject to change if you elect the reset option after your first five contract years, but subject to the maximum annual charge.

If the contract value in the subaccounts is insufficient for the charge, then we deduct it from any Fixed Interest Allocations, in which case a Market Value Adjustment may apply. But currently, a Market Value Adjustment would not apply when this charge is deducted from a Fixed Interest Allocation. With Fixed Interest Allocations, we deduct the charge from the Fixed Interest Allocation having the nearest maturity. For more information about the Fixed Interest Allocation, including the Market Value Adjustment, please see Appendix C. We reserve the right to change the charge for this rider, subject to the maximum annual charge. If changed, the new charge will only apply to riders issued after the change.

No Cancellation. Once you purchase the ING LifePay rider, you may not cancel it unless you cancel the Contract during the Contract's free look period, surrender, annuitize or otherwise terminate the Contract. These events automatically cancel the ING LifePay rider.

Termination. The ING LifePay rider is a "living benefit" which means the guaranteed benefits offered are intended to be available to you while you are living and while your Contract is in the accumulation phase. The optional rider automatically terminates if you:

1) annuitize, surrender or otherwise terminate your Contract during the accumulation phase; or
2) die during the accumulation phase (first owner to die if there are multiple Contract owners, or death of annuitant if Contract owner is not a natural person), unless your spouse beneficiary elects to continue the Contract.

The ING LifePay rider will also terminate if there is a change in Contract ownership (other than a spousal beneficiary continuation on your death). Other circumstances that may cause the ING LifePay rider to terminate automatically are discussed below.

Lifetime Guaranteed Withdrawal Status. This status begins on the date the rider is issued (the "effective date of the rider") and continues until the earliest of:

1) the annuity commencement date;
2) reduction of the Contract value to zero by a withdrawal in excess of the Maximum Annual Withdrawal (see "Lifetime Automatic Periodic Benefit Status" below);
3) reduction of the Contract value to zero by a withdrawal less than or equal to the Maximum Annual Withdrawal;
4) the surrender or annuitization of the Contract; or
5) the death of the owner, or first owner, in the case of joint owners, unless your spouse beneficiary elects to continue the Contract.

As described below, certain features of the ING LifePay rider may differ depending upon whether you are in Lifetime Guaranteed Withdrawal Status.

How the ING LifePay Rider Works. The ING LifePay Withdrawal Benefit rider has two phases. The first phase, called the Growth Phase, begins on the effective date of the rider and ends as of the business day before the first withdrawal is taken (or when the annuity commencement date is reached). The second phase is called the Withdrawal Phase. This phase begins as of the date of the first withdrawal or the annuity commencement date, whichever occurs first.

Benefits paid under the ING LifePay rider require the calculation of the Maximum Annual Withdrawal. The ING LifePay Base (referred to as the "MGWB Base" in the Contract) is used to determine the Maximum Annual Withdrawal and is calculated as follows.

1) If you purchased the ING LifePay rider on the Contract date, the initial ING LifePay Base is equal to the initial premium.
2) If you purchased the ING LifePay rider after the Contract date, the initial ING LifePay Base is equal to the Contract value on the effective date of the rider.

The initial ING LifePay Base is increased dollar-for-dollar by any premiums received during the Growth Phase ("eligible premiums"). The ING LifePay Base is also increased to equal the Contract value if the Contract value is greater than the current ING LifePay Base, on each Contract quarterly anniversary after the effective date of the rider and during the Growth Phase. The ING LifePay Base has no additional impact on the calculation of annuity payments or withdrawal benefits.

Currently, any additional premiums paid during the Withdrawal Phase are not eligible premiums for purposes of determining the ING LifePay Base or the Maximum Annual Withdrawal; however, we reserve the right to treat such premiums as eligible premiums at our discretion, in a nondiscriminatory manner. Premiums received during the Withdrawal Phase do increase the Contract value used to determine the reset Maximum Annual Withdrawal if you choose to reset the ING LifePay rider (see "ING LifePay Reset Option," below). We reserve the right to discontinue allowing premium payments during the Withdrawal Phase.

Determination of the Maximum Annual Withdrawal. The Maximum Annual Withdrawal is determined on the date the Withdrawal Phase begins. It equals a percentage of the greater of 1) the Contract value and 2) the ING LifePay Base as of the last day of the Growth Phase. The first withdrawal after the effective date of the rider (which causes the end of the Growth Phase) is treated as occurring on the first day of the Withdrawal Phase, after calculation of the Maximum Annual Withdrawal. The Maximum Annual Withdrawal percentage, which varies by age of the annuitant on the date the Withdrawal Phase begins, is as follows:

Annuitant Age	Maximum Annual Withdrawal Percentage
50-59	4%
60-75	5%
76-80	6%
81+	7%

Once determined, the Maximum Annual Withdrawal percentage never changes for the Contract, except as provided for under spousal continuation. See "Continuation After Death – Spouse" below. This is important to keep in mind in deciding when to take your first withdrawal because the younger you are at that time, the lower the Maximum Annual Withdrawal percentage.

If the rider is in the Growth Phase, and the annuity commencement date is reached, the rider will enter the Withdrawal Phase and will be annuitized. In lieu of the annuity options under the Contract, you may elect a life only annuity option under which we will pay the greater of the annuity payout under the Contract and equal annual payments of the Maximum Annual Withdrawal.

If withdrawals in any Contract year exceed the Maximum Annual Withdrawal, the Maximum Annual Withdrawal will be reduced on a pro-rata basis. This means that the Maximum Annual Withdrawal will be reduced by the same proportion as the withdrawal in excess of the Maximum Annual Withdrawal (the "excess withdrawal") is of the Contract value determined:

1) before the withdrawal, for the excess withdrawal; and
2) after the withdrawal, for the amount withdrawn up to the Maximum Annual Withdrawal (without regard to the excess withdrawal).

When a withdrawal is made, the total withdrawals taken in a Contract year are compared with the current Maximum Annual Withdrawal. To the extent that the withdrawal taken causes the total withdrawals in that year to exceed the current Maximum Annual Withdrawal, that withdrawal is considered excess. For purposes of determining whether the Maximum Annual Withdrawal has been exceeded, any applicable Market Value Adjustment will not be applied to the withdrawal. However, for purposes of determining the Maximum Annual Withdrawal reduction after an excess withdrawal, any Market Value Adjustment is considered to be part of the withdrawal. See Illustrations 1 and 2 below for examples of this concept.

Required Minimum Distributions. Withdrawals taken from the Contract to satisfy the Required Minimum Distribution rules of the Tax Code, that exceed the Maximum Annual Withdrawal for a specific Contract year, will not be deemed excess withdrawals in that Contract year for purposes of the ING LifePay rider, subject to the following rules:

1) If your Required Minimum Distribution for a calendar year (determined on a date on or before January 31 of that year), applicable to this Contract, is greater than the Maximum Annual Withdrawal on that date, an Additional Withdrawal Amount will be set equal to that portion of the Required Minimum Distribution that exceeds the Maximum Annual Withdrawal.
2) You may withdraw the Additional Withdrawal Amount from this Contract without it being deemed an excess withdrawal.
3) Any withdrawals taken in a Contract year will count first against the Maximum Annual Withdrawal for that Contract year.
4) Once the Maximum Annual Withdrawal for the then current Contract year has been taken, additional amounts withdrawn in excess of the Maximum Annual Withdrawal will count against and reduce any Additional Withdrawal Amount.
5) Withdrawals that exceed the Additional Withdrawal Amount are excess withdrawals and will reduce the Maximum Annual Withdrawal on a pro-rata basis, as described above.
6) The Additional Withdrawal Amount is reset to zero at the end of each calendar year, and remains at zero until it is reset in January of the following calendar year, even if, pursuant to the Tax Code, the contract owner may take a Required Minimum Distribution for that calendar year after the end of the calendar year.

7) If the Contract is still in the Growth Phase on the date the Additional Withdrawal Amount is determined, but enters the Withdrawal Phase later during that calendar year, the Additional Withdrawal Amount will be equal to the amount in excess of the Maximum Annual Withdrawal necessary to satisfy the Required Minimum Distribution for that year (if any).

See Illustration 3 below.

Investment Advisory Fees. Withdrawals taken pursuant to a program established by the owner for the payment of investment advisory fees to a named third party investment adviser for advice on management of the Contract's values will not cause the Withdrawal Phase to begin. During the Growth Phase, such withdrawals reduce the ING LifePay Base on a pro-rata basis, and during the Withdrawal Phase, these withdrawals are treated as any other withdrawal.

Lifetime Automatic Periodic Benefit Status. If the Contract value is reduced to zero by a withdrawal in excess of the Maximum Annual Withdrawal, the Contract and the rider will terminate due to the pro-rata reduction described in "Determination of the Maximum Annual Withdrawal," above.

If the Contract value is reduced to zero for a reason other than a withdrawal in excess of the Maximum Annual Withdrawal while the rider is in Lifetime Guaranteed Withdrawal Status, the rider will enter Lifetime Automatic Periodic Benefit Status and you are entitled to receive periodic payments in an annual amount equal to the Maximum Annual Withdrawal.

When the rider enters Lifetime Automatic Periodic Benefit Status:

1) the Contract will provide no further benefits other than as provided under the ING LifePay rider;
2) no further premium payments will be accepted; and
3) any other riders attached to the Contract will terminate, unless otherwise specified in that rider.

During Lifetime Automatic Periodic Benefit Status, we will pay you periodic payments in an annual amount that is equal to the Maximum Annual Withdrawal. These payments will cease upon the death of the annuitant at which time both the rider and the Contract will terminate. The rider will remain in Lifetime Automatic Periodic Benefit Status until it terminates without value upon the annuitant's death.

The periodic payments will begin on the last day of the first full Contract year following the date the rider enters Lifetime Automatic Periodic Benefit Status and will continue to be paid annually thereafter. If, at the time the rider enters Lifetime Automatic Periodic Benefit Status, you are receiving systematic withdrawals under the Contract more frequently than annually, the periodic payments will be made at the same frequency in equal amounts such that the sum of the payments in each Contract year will equal the annual Maximum Annual Withdrawal. Such payments will be made on the same payment dates as previously set up, if the payments were being made monthly or quarterly. If the payments were being made semi-annually or annually, the payments will be made at the end of the half-Contract year or Contract year, as applicable.

ING LifePay Reset Option. Beginning one year after the Withdrawal Phase begins, you may choose to reset the Maximum Annual Withdrawal, if the Maximum Annual Withdrawal Percentage of the Contract value would be greater than your current Maximum Annual Withdrawal. You must elect to reset by a request in a form satisfactory to us. On the date the request is received (the "Reset Effective Date"), the Maximum Annual Withdrawal will increase to be equal to the Maximum Annual Withdrawal Percentage of the Contract value on the Reset Effective Date. The reset option is only available when the rider is in Lifetime Guaranteed Withdrawal Status.

After exercising the reset option, you must wait one year before electing to reset again. We will not accept a request to reset if the new Maximum Annual Withdrawal on the date the request is received would be less than your current Maximum Annual Withdrawal.

If the reset option is exercised, the charge for the ING LifePay rider will be equal to the charge then in effect for a newly purchased rider but will not exceed the maximum annual charge of 1.20%. However, we guarantee that the rider charge will not increase for resets exercised within the first five contract years. See Illustration 4 below.

Investment Option Restrictions. While the ING LifePay rider is in effect, there are limits on the portfolios to which your Contract value may be allocated. Contract value allocated to portfolios other than Accepted Funds will be rebalanced so as to maintain at least 20% of such Contract value in the Fixed Allocation Funds. See "Fixed Allocation Funds Automatic Rebalancing" below.

Accepted Funds. Currently, the Accepted Funds are:

BlackRock Global Allocation V.I. Fund	ING Retirement Conservative Portfolio
ING American Funds Asset Allocation Portfolio	ING Retirement Growth Portfolio
ING American Funds World Allocation Portfolio	ING Retirement Moderate Growth Portfolio
ING Invesco Van Kampen Equity and Income Portfolio	ING Retirement Moderate Portfolio
ING Liquid Assets Portfolio	ING T. Rowe Price Capital Appreciation Portfolio
ING MFS Total Return Portfolio	Fixed Interest Allocation
ING Oppenheimer Active Allocation Portfolio	

If this rider was purchased before January 12, 2009, the following are additional Accepted Funds:

ING Franklin Templeton Founding Strategy Portfolio
ING WisdomTree^{SM} Global High-Yielding Equity Index Portfolio

We may change these designations at any time upon 30 days notice to you. If a change is made, the change will apply to Contract value allocated to such portfolios after the date of the change.

Fixed Allocation Funds. Currently, the Fixed Allocation Funds are:

ING American Funds Bond Portfolio	ING PIMCO Total Return Bond Portfolio
ING BlackRock Inflation Protected Bond Portfolio	ING Intermediate Bond Portfolio
ING U.S. Bond Index Portfolio	

You may allocate contract value to one or more of the Fixed Allocation Funds. We consider the ING Intermediate Bond Portfolio to be the default Fixed Allocation Fund with Fixed Allocation Funds Automatic Rebalancing.

If the rider is not continued under the spousal continuation right when available, the Fixed Allocation Fund will be reclassified as a Special Fund as of the Contract continuation date if it would otherwise be designated as a Special Fund for purposes of the Contract's death benefits. For purposes of calculating any applicable death benefit guaranteed under the Contract, any allocation of Contract value to the Fixed Allocation Funds will be considered a Covered Fund allocation while the rider is in effect.

Other Funds. All portfolios available under the Contract other than Accepted Funds or the Fixed Allocation Funds are considered Other Funds.

Fixed Allocation Funds Automatic Rebalancing. If the Contract value in the Fixed Allocation Funds is less than 20% of the total Contract value allocated to the Fixed Allocation Funds and Other Funds on any ING LifePay Rebalancing Date, we will automatically rebalance the Contract value allocated to the Fixed Allocation Funds and Other Funds so that 20% of this amount is allocated to the Fixed Allocation Funds. Accepted Funds are excluded from Fixed Allocation Funds Automatic Rebalancing. Any rebalancing is done on a pro-rata basis among the Other Funds and will be the last transaction processed on that date. The ING LifePay Rebalancing Dates occur on each Contract anniversary and after the following transactions:

1) receipt of additional premiums;
2) transfer or reallocation among the Fixed Allocation Funds or Other Funds, whether automatic or specifically directed by you;
3) withdrawals from the Fixed Allocation Funds or Other Funds.

Fixed Allocation Funds Automatic Rebalancing is separate from any other automatic rebalancing under the Contract. However, if the other automatic rebalancing under the Contract causes the allocations to be out of compliance with the investment option restrictions noted above, Fixed Allocation Funds Automatic Rebalancing will occur immediately after the automatic rebalancing to restore the required allocations. See "Appendix H – Examples of Fixed Allocation Funds Automatic Rebalancing."

In certain circumstances, Fixed Allocation Funds Automatic Rebalancing may result in a reallocation into the Fixed Allocation Funds even if you have not previously been invested in them. See "Appendix H – Examples of Fixed

Allocation Funds Automatic Rebalancing, Example I. **By electing to purchase the ING LifePay rider, you are providing the Company with direction and authorization to process these transactions, including reallocations into the Fixed Allocation Funds. You should not purchase the ING LifePay rider if you do not wish to have your Contract value reallocated in this manner.**

Death of Owner or Annuitant. The ING LifePay rider and charges terminate on the earlier of:

1) if the rider is in Lifetime Guaranteed Withdrawal status, the date of receipt of due proof of death ("claim date") of the owner (or in the case of joint owners, the first owner) or the annuitant if there is a non-natural owner; or
2) the date the rider enters Lifetime Automatic Periodic Benefit status.

Continuation After Death – Spouse. If the surviving spouse of the deceased owner continues the Contract (see "Death Benefit Choices – Continuation After Death – Spouse"), the rider will also continue, provided the following conditions are met:

1) The spouse is at least 50 years old on the date the Contract is continued; and
2) The spouse becomes the annuitant and sole owner.

If the rider is in the Growth Phase at the time of spousal continuation:

1) The rider will continue in the Growth Phase;
2) On the date the rider is continued, the ING LifePay Base will be reset to equal the greater of the ING LifePay Base and the then current Contract value;
3) The ING LifePay charges will restart and be the same as were in effect prior to the claim date; and
4) The Maximum Annual Withdrawal percentage will be determined as of the date of the first withdrawal, whenever it occurs, and will be based on the spouse's age on that date.

If the rider is in the Withdrawal Phase at the time of spousal continuation:

1) The rider will continue in the Withdrawal Phase.
2) On the Contract anniversary following the date the rider is continued:
   (a) If the surviving spouse was not the annuitant before the owner's death, the Maximum Annual Withdrawal is recalculated by multiplying the Contract value on that Contract anniversary by the Maximum Annual Withdrawal percentage based on the surviving spouse's age on that Contract anniversary, and the Maximum Annual Withdrawal is considered to be zero from the claim date to that Contract anniversary. Withdrawals are permitted pursuant to the other provisions of the Contract. Withdrawals causing the Contract value to fall to zero will terminate the Contract and the rider.
   (b) If the surviving spouse was the annuitant before the owner's death, the Maximum Annual Withdrawal is recalculated as the greater of the Maximum Annual Withdrawal on the claim date (adjusted for excess withdrawals thereafter) and the Maximum Annual Withdrawal resulting from multiplying the Contract value on that Contract anniversary by the Maximum Annual Withdrawal percentage. The Maximum Annual Withdrawal does not go to zero on the claim date and withdrawals may continue under the rider provisions.
3) The rider charges will restart on the Contract anniversary following the date the rider is continued and will be the same as were in effect prior to the claim date.

Effect of ING LifePay Rider on Death Benefit. If you die before Lifetime Automatic Periodic Benefit Status begins under the ING LifePay rider, the death benefit is payable, but the rider terminates. However, if the beneficiary is the owner's spouse, and the spouse elects to continue the Contract, the death benefit is not payable until the spouse's death. **Thus, you should not purchase this rider with multiple owners, unless the owners are spouses.** See "Death of Owner or Annuitant" and "Continuation After Death – Spouse" above for further information.

While in Lifetime Automatic Periodic Benefit Status, if the owner who is not the annuitant dies, we will continue to pay the periodic payments that the owner was receiving under the ING LifePay rider to the annuitant. While in Lifetime Automatic Periodic Benefit Status, if an owner who is also the annuitant dies, the periodic payments will stop. No other death benefit is payable.

Change of Owner or Annuitant. Other than as provided above under "Continuation After Death- Spouse," you may not change the annuitant. The rider and rider charges will terminate upon change of owner, including adding an additional owner, except for the following ownership changes:

1) spousal continuation as described above;
2) change of owner from one custodian to another custodian;
3) change of owner from a custodian for the benefit of an individual to the same individual;
4) change of owner from an individual to a custodian for the benefit of the same individual;
5) collateral assignments;
6) change in trust as owner where the individual owner and the grantor of the trust are the same individual;
7) change of owner from an individual to a trust where the individual owner and the grantor of the trust are the same individual; and
8) change of owner from a trust to an individual where the individual owner and the grantor of the trust are the same individual.

Loans. The portion of any Contract value used to pay off an outstanding loan balance will reduce the ING LifePay Base or Maximum Annual Withdrawal as applicable. We do not recommend the ING LifePay rider if loans are contemplated.

Taxation. For more information about the tax treatment of amounts paid to you under the ING LifePay rider, see "Federal Tax Considerations – Tax Consequences of Living Benefits and Death Benefit."

ING Joint LifePay Minimum Guaranteed Withdrawal Benefit ("ING Joint LifePay") Rider. The ING Joint LifePay rider generally provides, subject to the restrictions and limitations below, that we will guarantee a minimum level of annual withdrawals from the Contract for the lifetime of both you and your spouse, even if these withdrawals deplete your contract value to zero. You may wish to purchase this rider if you are married and are concerned that you and your spouse may outlive your income.

Purchase. The ING Joint LifePay rider is only available for purchase by individuals who are married at the time of purchase and eligible to elect spousal continuation (as defined by the Tax Code) when the death benefit becomes payable. We refer to these individuals as spouses. Certain ownership, annuitant, and beneficiary designations are required in order to purchase the ING Joint LifePay rider. See "Ownership, Annuitant, and Beneficiary Requirements" below.

The minimum issue age is 55 and the maximum issue age is 80. Both spouses must meet these issue age requirements on the contract anniversary on which the ING Joint LifePay rider is effective. The issue age is the age of the owners on the Contract anniversary on which the rider is effective. Some broker dealers may limit the maximum issue age to ages younger than age 80, but in no event lower than age 55. We reserve the right to change the minimum or maximum issue ages on a nondiscriminatory basis. The ING Joint LifePay rider is available for Contracts issued **on and after November 1, 2004** (subject to availability) that do not already have a living benefit rider. The ING Joint LifePay rider will not be issued if the initial allocation to investment options is not in accordance with the investment option restrictions described in "Investment Option Restrictions," below. For Contracts with the ING LifePay rider, you may elect the ING Joint LifePay rider in place of the ING LifePay rider for a limited time. For more information, please contact our Customer Service Center. The Company in its discretion may allow the ING Joint LifePay rider to be elected during the 30-day period preceding a contract anniversary. Such election must be received in good order, including owner, annuitant, and beneficiary designations and compliance with the investment restrictions described below. The ING Joint LifePay rider will be effective as of that contract anniversary.

Ownership, Annuitant, and Beneficiary Designation Requirements. Certain ownership, annuitant, and beneficiary designations are required in order to purchase the ING Joint LifePay rider. These designations depend upon whether the contract is issued as a nonqualified contract, an IRA or a custodial IRA. In all cases, the ownership, annuitant, and beneficiary designations must allow for the surviving spouse to continue the contract when the death benefit becomes payable, as provided by the Tax Code. Non-natural, custodial owners are only allowed with IRAs ("custodial IRAs"). Joint annuitants are not allowed. The necessary ownership, annuitant, and/or beneficiary designations are described below. Applications that do not meet the requirements below will be rejected. We reserve the right to verify the date of birth and social security number of both spouses.

Nonqualified Contracts. For a jointly owned contract, the owners must be spouses, and the annuitant must be one of the owners. For a contract with only one owner, the owner's spouse must be the sole primary beneficiary, and the annuitant must be one of the spouses.

IRAs. There may only be one owner, who must also be the annuitant. The owner's spouse must be the sole primary beneficiary.

Custodial IRAs. While we do not maintain individual owner and beneficiary designations for IRAs held by an outside custodian, the ownership and beneficiary designations with the custodian must comply with the requirements listed in "IRAs" above. The annuitant must be the same as the beneficial owner of the custodial IRA. We require the custodian to provide us the name and date of birth of both the owner and the owner's spouse.

Rider Date. The ING Joint LifePay rider date is the date the ING Joint LifePay rider becomes effective. If you purchase the ING Joint LifePay rider when the contract is issued, the ING Joint LifePay rider date is also the contract date.

Charge. The charge for the ING Joint LifePay rider, a living benefit, is deducted quarterly, and is a percentage of contract value:

Maximum Annual Charge	Current Annual Charge
1.50%	0.75%

We deduct the quarterly charge in arrears based on the contract date (contract year versus calendar year). In arrears means the first charge is deducted at the end of the first quarter from the contract date. If the rider is added after contract issue, the charges will still be deducted on quarterly contract anniversaries, but the first charge will be pro-rated based on what is owed at the time the rider is added through the contract quarter end. Similarly, the charge is pro-rated when the rider is terminated. Charges are deducted during the period starting on the rider date and up to your rider's Lifetime Automatic Periodic Benefit Status. Lifetime Automatic Periodic Benefit Status occurs if your contract value is reduced to zero and other conditions are met. The charge may be subject to change if you elect the reset option after your first five contract years, but subject to the maximum annual charge.

If the contract value in the subaccounts is insufficient for the charge, then we deduct it from any Fixed Interest Allocations, in which case a Market Value Adjustment may apply. But currently, a Market Value Adjustment would not apply when this charge is deducted from a Fixed Interest Allocation. With Fixed Interest Allocations, we deduct the charge from the Fixed Interest Allocation having the nearest maturity. For more information about the Fixed Interest Allocation, including the Market Value Adjustment, please see Appendix C. We reserve the right to change the charge for this rider, subject to the maximum annual charge. If changed, the new charge will only apply to riders issued after the change.

No Cancellation. Once you purchase the ING Joint LifePay rider, you may not cancel it unless you cancel the contract during the contract's free look period (or otherwise cancel the contract pursuant to its terms), surrender or annuitize in lieu of payments under the ING Joint LifePay rider. These events automatically cancel the ING Joint LifePay rider.

Termination. The ING Joint LifePay rider is a "living benefit" which means the guaranteed benefits offered are intended to be available to you and your spouse while you are living and while your contract is in the accumulation phase. The optional rider automatically terminates if you:

1) terminate your contract pursuant to its terms during the accumulation phase, surrender or begin receiving annuity payments in lieu of payments under the ING Joint LifePay rider;
2) die during the accumulation phase (first owner to die in the case of joint owners, or death of annuitant if the contract is a custodial IRA), unless your spouse elects to continue the contract (and your spouse is active for purposes of the ING Joint LifePay rider); or
3) change the owner of the contract (other than a spousal continuation by an active spouse).

See "Change of Owner or Annuitant," below. Other circumstances that may cause the ING Joint LifePay rider to terminate automatically are discussed below.

Active Status. Once the ING Joint LifePay rider has been issued, a spouse must remain in "active" status in order to exercise rights and receive the benefits of the ING Joint LifePay rider after the first spouse's death by electing spousal continuation. In general, changes to the ownership, annuitant, and/or beneficiary designation requirements noted above will result in one spouse being designated as "inactive." Inactive spouses are not eligible to continue the benefits of the ING Joint LifePay rider after the death of the other spouse. Once designated "inactive," a spouse may not regain active status under the ING Joint LifePay rider. Specific situations that will result in a spouse's designation as "inactive" include the following:

1) For nonqualified contracts where the spouses are joint owners, the removal of a joint owner (if that spouse does not automatically become sole primary beneficiary pursuant to the terms of the contract), or the change of one joint owner to a person other than an active spouse.
2) For nonqualified contracts where one spouse is the owner and the other spouse is the sole primary beneficiary, as well as for IRA contracts (including custodial IRAs), the addition of a joint owner who is not also an active spouse or any change of beneficiary (including the addition of primary beneficiaries).
3) In the event of the death of one spouse (in which the deceased spouse becomes inactive).

An owner may also request that one spouse be treated as inactive. In the case of joint-owned contracts, both contract owners must agree to such a request. An inactive spouse is not eligible to exercise any rights or receive any benefits under the ING Joint LifePay rider. **However, all charges for the ING Joint LifePay rider will continue to apply, even if one spouse becomes inactive, regardless of the reason. You should make sure you understand the impact of beneficiary and owner changes on the ING Joint LifePay rider prior to requesting any such changes.**

A divorce will terminate the ability of an ex-spouse to continue the contract. See "Divorce" below.

Lifetime Guaranteed Withdrawal Status. This status begins on the date the ING Joint LifePay rider is issued (the "effective date of the ING Joint LifePay rider") and continues until the earliest of:

1) the annuity commencement date;
2) reduction of the contract value to zero by a withdrawal in excess of the Maximum Annual Withdrawal;
3) reduction of the contract value to zero by a withdrawal less than or equal to the Maximum Annual Withdrawal (see "Lifetime Automatic Periodic Benefit Status" below);
4) the surrender of the contract; or
5) the death of the owner (first owner, in the case of joint owners, or the annuitant, in the case of a custodial IRA), unless your active spouse beneficiary elects to continue the contract.

As described below, certain features of the ING Joint LifePay rider may differ depending upon whether you are in Lifetime Guaranteed Withdrawal Status.

How the ING Joint LifePay Rider Works. The ING Joint LifePay rider has two phases. The first phase, called the Growth Phase, begins on the effective date of the ING Joint LifePay rider and ends as of the business day before the first withdrawal is taken (or when the annuity commencement date is reached). The second phase is called the Withdrawal Phase. This phase begins as of the date you take the first withdrawal of any kind under the contract (other than investment advisory fees, as described below), or the annuity commencement date, whichever occurs first. During the accumulation phase of the contract, the ING Joint LifePay rider may be in either the Growth Phase or the Withdrawal Phase. During the income phase of the contract, the ING Joint LifePay rider may only be in the Withdrawal Phase. The ING Joint LifePay rider is initially in Lifetime Guaranteed Withdrawal Status. While in this status you may terminate the ING Joint LifePay rider by electing to enter the income phase and begin receiving annuity payments. However, if you have not elected to begin receiving annuity payments, and the ING Joint LifePay rider enters Lifetime Automatic Periodic Benefit Status because the contract value has been reduced to zero, the rider and contract terminate (other than those provisions regarding the payment of the Maximum Annual Withdrawal, as described below) and you can longer elect to receive annuity payments.

Benefits paid under the ING Joint LifePay rider require the calculation of the Maximum Annual Withdrawal. The ING Joint LifePay Base (referred to as the "MGWB Base" in the contract) is used to determine the Maximum Annual Withdrawal and is calculated as follows:

1) If you purchased the ING Joint LifePay rider on the contract date, the initial ING Joint LifePay Base is equal to the initial premium.
2) If you purchased the ING Joint LifePay rider after the contract date, the initial ING Joint LifePay Base is equal to the contract value on the effective date of the ING Joint LifePay rider.
3) The initial ING Joint LifePay Base is increased dollar-for-dollar by any premiums received during the Growth Phase ("eligible premiums"). The ING Joint LifePay Base is also increased to equal the contract value if the contract value is greater than the current ING Joint LifePay Base, valued on each quarterly contract anniversary after the effective date of the ING Joint LifePay rider during the Growth Phase. The ING Joint LifePay Base has no additional impact on the calculation of annuity payments or withdrawal benefits.

Currently, any additional premiums paid during the Withdrawal Phase are not eligible premiums for purposes of determining the ING Joint LifePay Base or the Maximum Annual Withdrawal; however, we reserve the right to treat such premiums as eligible premiums at our discretion, in a nondiscriminatory manner. Premiums received during the Withdrawal Phase do

increase the contract value used to determine the reset Maximum Annual Withdrawal if you choose to reset the ING Joint LifePay rider (see "ING Joint LifePay Reset Option," below). We reserve the right to discontinue allowing premium payments during the Withdrawal Phase.

Determination of the Maximum Annual Withdrawal. The Maximum Annual Withdrawal is determined on the date the Withdrawal Phase begins. It equals the Maximum Annual Withdrawal percentage multiplied by the greater of the contract value and the ING Joint LifePay Base, as of the last day of the Growth Phase. The first withdrawal after the effective date of the ING Joint LifePay rider (which causes the end of the Growth Phase) is treated as occurring on the first day of the Withdrawal Phase, immediately after calculation of the Maximum Annual Withdrawal. The Maximum Annual Withdrawal percentage, which varies by age of the youngest active spouse on the date the Withdrawal Phase begins, is as follows:

Annuitant Age	Maximum Annual Withdrawal Percentage
55-64	4%
65-75	5%
76-80	6%
81+	7%

Once determined the Maximum Annual Withdrawal percentage never changes for the contract. This is important to keep in mind in deciding when to take your first withdrawal because the younger you are at that time, the lower the Maximum Annual Withdrawal percentage.

If the ING Joint LifePay rider is in the Growth Phase, and the annuity commencement date is reached, the ING Joint LifePay rider will enter the Withdrawal Phase and annuity payments will begin. In lieu of the annuity options under the Contract, you may elect a life only annuity option under which we will pay the greater of the annuity payout under the Contract and equal annual payments of the Maximum Annual Withdrawal, provided that, if both spouses are active, payments under the life only annuity option will be calculated using the joint life expectancy table for both spouses. If only one spouse is active, payments will be calculated using the single life expectancy table for the active spouse.

Withdrawals in a contract year that do not exceed the Maximum Withdrawal Amount do not reduce the Maximum Withdrawal Amount. However, if withdrawals in any contract year exceed the Maximum Annual Withdrawal (an "excess withdrawal"), the Maximum Annual Withdrawal will be reduced on a pro-rata basis. This means that the Maximum Annual Withdrawal will be reduced by the same proportion as the excess withdrawal is of the contract value determined after the deduction the amount withdrawn up to the Maximum Annual Withdrawal but before deduction of the excess withdrawal.

When a withdrawal is made, the total withdrawals taken in a contract year are compared with the current Maximum Annual Withdrawal. To the extent that the withdrawal taken causes the total withdrawals in that year to exceed the current Maximum Annual Withdrawal, that withdrawal is considered excess. For purposes of determining whether the Maximum Annual Withdrawal has been exceeded, Market Value Adjustment will not be considered. However, for purposes of determining the Maximum Annual Withdrawal reduction after an excess withdrawal, any Market Value Adjustment is considered to be part of the withdrawal, and will be included in the pro-rata adjustment to the Maximum Annual Withdrawal. See Illustrations 1 and 2 below for examples of this concept.

Required Minimum Distributions. Withdrawals taken from the contract to satisfy the Required Minimum Distribution rules of the Tax Code are considered withdrawals for purposes of the ING Joint LifePay rider, and will begin the Withdrawal Phase if the Withdrawal Phase has not already started. Any such withdrawal which exceeds the Maximum Annual Withdrawal for a specific contract year, will not be deemed excess withdrawals in that contract year for purposes of the ING Joint LifePay rider, subject to the following:

1) If the contract owner's Required Minimum Distribution for a calendar year (determined on a date on or before January 31 of that year), applicable to the contract, is greater than the Maximum Annual Withdrawal on that date, an Additional Withdrawal Amount will be set equal to that portion of the Required Minimum Distribution that exceeds the Maximum Annual Withdrawal.
2) You may withdraw the Additional Withdrawal Amount from this contract without it being deemed an excess withdrawal.

3) Any withdrawals taken in a contract year will count first against the Maximum Annual Withdrawal for that contract year.
4) Once the Maximum Annual Withdrawal for the then current contract year has been taken, additional amounts withdrawn in excess of the Maximum Annual Withdrawal will count against and reduce any Additional Withdrawal Amount.
5) Withdrawals that exceed the Additional Withdrawal Amount are excess withdrawals and will reduce the Maximum Annual Withdrawal on a pro-rata basis, as described above.
6) The Additional Withdrawal Amount is reset to zero at the end of each calendar year, and remains at zero until it is reset in January of the following calendar year, even if, pursuant to the Tax Code, the contract owner may take a Required Minimum Distribution for that calendar year after the end of the calendar year.
7) If the contract is still in the Growth Phase on the date the Additional Withdrawal Amount is determined, but enters the Withdrawal Phase later during that calendar year, the Additional Withdrawal Amount will be equal to the amount in excess of the Maximum Annual Withdrawal Amount necessary to satisfy the Required Minimum Distribution for that year (if any).

See Illustration 3 below.

Investment Advisory Fees. Withdrawals taken pursuant to a program established by the owner for the payment of investment advisory fees to a named third party investment adviser for advice on management of the contract's values will not cause the Withdrawal Phase to begin. During the Growth Phase, such withdrawals reduce the ING Joint LifePay Base on a pro-rata basis, and during the Withdrawal Phase, these withdrawals are treated as any other withdrawal.

Lifetime Automatic Periodic Benefit Status. If the contract value is reduced to zero by a withdrawal in excess of the Maximum Annual Withdrawal, the contract and the ING Joint LifePay rider will terminate due to the pro-rata reduction described in "Determination of the Maximum Annual Withdrawal," above.

If the contract value is reduced to zero for a reason other than a withdrawal in excess of the Maximum Annual Withdrawal while the ING Joint LifePay rider is in Lifetime Guaranteed Withdrawal Status, the ING Joint LifePay rider will enter Lifetime Automatic Periodic Benefit Status and you are no longer entitled to make withdrawals. Instead, under the ING Joint LifePay rider you will begin to receive periodic payments in an annual amount equal to the Maximum Annual Withdrawal.

When the ING Joint LifePay rider enters Lifetime Automatic Periodic Benefit Status:

1) the contract will provide no further benefits (including death benefits) other than as provided under the ING Joint LifePay rider;
2) no further premium payments will be accepted; and
3) any other riders attached to the contract will terminate, unless otherwise specified in that rider.

During Lifetime Automatic Periodic Benefit Status, we will pay you periodic payments in an annual amount that is equal to the Maximum Annual Withdrawal. The time period for which we will make these payments will depend upon whether one or two spouses are active under the ING Joint LifePay rider at the time this status begins. If both spouses are active under the ING Joint LifePay rider, these payments will cease upon the death of the second spouse, at which time both the ING Joint LifePay rider and the contract will terminate without further value. If only one spouse is active under the ING Joint LifePay rider, the payments will cease upon the death of the active spouse, at which time both the ING Joint LifePay rider and the contract will terminate without value.

If the Maximum Annual Withdrawal exceeds the net withdrawals taken the contract year when the ING Joint LifePay rider enters Lifetime Automatic Periodic Benefit Status (including the withdrawal that results in the contract value decreasing to zero), that difference will be paid immediately to the contract owner. The periodic payments will begin on the last day of the first full contract year following the date the ING Joint LifePay rider enters Lifetime Automatic Periodic Benefit Status and will continue to be paid annually thereafter.

You may elect to receive systematic withdrawals pursuant to the terms of the contract. Under a systematic withdrawal, either a fixed amount or an amount based upon a percentage of the contract value will be withdrawn from your contract and paid to you on a scheduled basis, either monthly, quarterly or annually. If, at the time the ING Joint LifePay rider enters Lifetime Automatic Periodic Benefit Status, you are receiving systematic withdrawals under the contract more frequently than annually, the periodic payments will be made at the same frequency in equal amounts such that the sum of the payments in each contract year will equal the annual Maximum Annual Withdrawal. Such payments will be made on

the same payment dates as previously set up, if the payments were being made monthly or quarterly. If the payments were being made semi-annually or annually, the payments will be made at the end of the half-contract year or contract year, as applicable.

ING Joint LifePay Reset Option. Beginning one year after the Withdrawal Phase begins, you may choose to reset the Maximum Annual Withdrawal, if the Maximum Annual Withdrawal percentage multiplied by the contract value would be greater than your current Maximum Annual Withdrawal. You must elect to reset by a request in a form satisfactory to us. On the date the request is received (the "Reset Effective Date"), the Maximum Annual Withdrawal will increase to be equal to the Maximum Annual Withdrawal percentage multiplied by the contract value on the Reset Effective Date. The reset option is only available when the ING Joint LifePay rider is in Lifetime Guaranteed Withdrawal Status. We reserve the right to limit resets to the contract anniversary.

After exercising the reset option, you must wait one year before electing to reset again. We will not accept a request to reset if the new Maximum Annual Withdrawal on the date the request is received would be less than your current Maximum Annual Withdrawal.

If the reset option is exercised, the charge for the ING Joint LifePay rider will be equal to the charge then in effect for a newly purchased rider but will not exceed the maximum annual charge of 1.50%. However, we guarantee that the ING Joint LifePay rider charge will not increase for resets exercised within the first five contract years. See Illustration 4 below.

Investment Option Restrictions. In order to mitigate the insurance risk inherent in our guarantee to provide you and your spouse with lifetime payments (subject to the terms and restrictions of the ING Joint LifePay rider), we require that your contract value be allocated in accordance with certain limitations. In general, to the extent that you choose not to invest in the Accepted Funds, we require that 20% of the amount not so invested be invested in the Fixed Allocation Funds. We will require this allocation regardless of your investment instructions to the contract, as described below.

While the ING Joint LifePay rider is in effect, there are limits on the portfolios to which your contract value may be allocated. Contract value allocated to portfolios other than Accepted Funds will be rebalanced so as to maintain at least 20% of such contract value in the Fixed Allocation Funds. See "Fixed Allocation Funds Automatic Rebalancing" below.

Accepted Funds. Currently, the Accepted Funds are:

BlackRock Global Allocation V.I. Fund	ING Retirement Conservative Portfolio
ING American Funds Asset Allocation Portfolio	ING Retirement Growth Portfolio
ING American Funds World Allocation Portfolio	ING Retirement Moderate Growth Portfolio
ING Invesco Van Kampen Equity and Income Portfolio	ING Retirement Moderate Portfolio
ING Liquid Assets Portfolio	ING T. Rowe Price Capital Appreciation Portfolio
ING MFS Total Return Portfolio	Fixed Interest Allocation
ING Oppenheimer Active Allocation Portfolio	

If this rider was purchased before January 12, 2009, the following are additional Accepted Funds:

ING Franklin Templeton Founding Strategy Portfolio
ING WisdomTree^{SM} Global High-Yielding Equity Index Portfolio

We may change these designations at any time upon 30 days notice to you. If a change is made, the change will apply to contract value allocated to such portfolios after the date of the change.

Fixed Allocation Funds. Currently, the Fixed Allocation Funds are:

ING American Funds Bond Portfolio	ING PIMCO Total Return Bond Portfolio
ING BlackRock Inflation Protected Bond Portfolio	ING Intermediate Bond Portfolio
ING U.S. Bond Index Portfolio	

You may allocate contract value to one or more of the Fixed Allocation Funds. We consider the ING Intermediate Bond Portfolio to be the default Fixed Allocation Fund with Fixed Allocation Funds Automatic Rebalancing.

Other Funds. All portfolios available under the contract other than Accepted Funds or the Fixed Allocation Funds are considered Other Funds.

Fixed Allocation Funds Automatic Rebalancing. If the contract value in the Fixed Allocation Funds is less than 20% of the total contract value allocated to the Fixed Allocation Funds and Other Funds on any ING Joint LifePay Rebalancing Date, we will automatically rebalance the contract value allocated to the Fixed Allocation Funds and Other Funds so that 20% of this amount is allocated to the Fixed Allocation Funds. Accepted Funds are excluded from Fixed Allocation Funds Automatic Rebalancing. Any rebalancing is done on a pro-rata basis among the Other Funds and will be the last transaction processed on that date. The ING Joint LifePay Rebalancing Dates occur on each contract anniversary and after the following transactions:

1) receipt of additional premiums;
2) transfer or reallocation among the Fixed Allocation Funds or Other Funds, whether automatic or specifically directed by you; and
3) withdrawals from the Fixed Allocation Funds or Other Funds.

Fixed Allocation Funds Automatic Rebalancing is separate from any other automatic rebalancing under the contract. However, if the other automatic rebalancing under the contract causes the allocations to be out of compliance with the investment option restrictions noted above, Fixed Allocation Funds Automatic Rebalancing will occur immediately after the automatic rebalancing to restore the required allocations. See "Appendix I – Examples of Fixed Allocation Funds Automatic Rebalancing."

In certain circumstances, Fixed Allocation Funds Automatic Rebalancing may result in a reallocation into the Fixed Allocation Funds even if you have not previously been invested in them. See "Appendix H – Examples of Fixed Allocation Funds Automatic Rebalancing, Example I." **By electing to purchase the ING Joint LifePay rider, you are providing the Company with direction and authorization to process these transactions, including reallocations into the Fixed Allocation Funds. You should not purchase the ING Joint LifePay rider if you do not wish to have your contract value reallocated in this manner.**

Divorce. Generally, in the event of a divorce, the spouse who retains ownership of the contract will continue to be entitled to all rights and benefits of the ING Joint LifePay rider, while the ex-spouse will no longer have any such rights or be entitled to any such benefits. In the event of a divorce during Lifetime Guaranteed Withdrawal Status, the ING Joint LifePay rider continues, and terminates upon the death of the owner (first owner in the case of joint owners, or the annuitant in the case of a custodial IRA). Although spousal continuation may be available under the Tax Code for a subsequent spouse, the ING Joint LifePay rider cannot be continued by the new spouse. As the result of the divorce, we may be required to withdraw assets for the benefit of an ex-spouse. Any such withdrawal will be considered a withdrawal for purposes of the Maximum Annual Withdrawal amount. In other words, if a withdrawal incident to a divorce exceeds the Maximum Annual Withdrawal amount, it will be considered an excess withdrawal. See "Determination of the Maximum Annual Withdrawal," above. As noted, in the event of a divorce there is no change to the Maximum Annual Withdrawal and we will continue to deduct charges for the ING Joint LifePay rider.

In the event of a divorce during Lifetime Automatic Periodic Benefit Status, there will be no change to the periodic payments made. Payments will continue until both spouses are deceased.

Death of Owner. The death of the owner (or in the case of joint owners, the first owner, or for custodial IRAs, the annuitant) during Lifetime Guaranteed Withdrawal Status may cause the termination of the ING Joint LifePay rider and its charges, depending upon whether one or both spouses are in active status at the time of death, as described below.

1) **If both spouses are in active status:** If the surviving spouse elects to continue the contract and becomes the sole owner and annuitant, the ING Joint LifePay rider will remain in effect pursuant to its original terms and ING Joint LifePay coverage and charges will continue. As of the date the contract is continued, the Maximum Annual Withdrawal will be set to the greater of the existing Maximum Annual Withdrawal or the Maximum Annual Withdrawal percentage multiplied by the contract value on the date the contract is continued. Such a reset will not count as an exercise of the ING Joint LifePay Reset Option, and rider charges will not increase.

   If the surviving spouse elects not to continue the contract, ING Joint LifePay rider coverage and charges will cease upon the earlier of payment of the death benefit or notice that an alternative distribution option has been chosen.

2) **If the surviving spouse is in inactive status:** The ING Joint LifePay rider terminates and ING Joint LifePay coverage and charges cease upon proof of death.

Change of Owner or Annuitant. Other than as a result of spousal continuation, you may not change the annuitant. The ING Joint LifePay rider and rider charges will terminate upon change of owner, including adding an additional owner, except for the following ownership changes:

1) spousal continuation by an active spouse, as described above;
2) change of owner from one custodian to another custodian for the benefit of the same individual;
3) change of owner from a custodian for the benefit of an individual to the same individual (in order to avoid the owner's spouse from being designated inactive, the owner's spouse must be named sole beneficiary under the contract);
4) change of owner from an individual to a custodian for the benefit of the same individual;
5) collateral assignments;
6) for nonqualified contracts only, the addition of a joint owner, provided that the additional joint owner is the original owner's spouse and is active when added as joint owner;
7) for nonqualified contracts, removal of a joint owner, provided the removed joint owner is active and becomes the primary contract beneficiary; and
8) change of owner where the owner becomes the sole primary beneficiary and the sole primary beneficiary becomes the owner if both were active spouses at the time of the change.

Federal Tax Considerations. For more information about the tax treatment of amounts paid to you under the ING Joint LifePay rider, see "Federal Tax Considerations – Tax Consequences of Living Benefits and Death Benefit."

ING LifePay and ING Joint LifePay Partial Withdrawal Amount Examples. The following are examples of adjustments to the Maximum Annual Withdrawal amount for withdrawals in excess of the Maximum Annual Withdrawal:

Illustration 1: Adjustment to the Maximum Annual Withdrawal amount for a withdrawal in excess of the Maximum Annual Withdrawal, including surrender and/or MVA charges.

Assume the Maximum Annual Withdrawal is $5,000.

The first withdrawal taken during the contract year is $3,000 net, with $500 of surrender charges, and/or MVA charges. The Maximum Annual Withdrawal is not exceeded.

The next withdrawal taken during the contract year is $1,500 net, with $300 of surrender charges, and/or MVA charges. The Maximum Annual Withdrawal is not exceeded because total net withdrawals, $4,500, do not exceed the Maximum Annual Withdrawal, $5,000.

The next withdrawal taken during the contract year is $1,500 net, with $200 of surrender charges, and/or MVA charges. Because total net withdrawals taken, $6,000, exceed the Maximum Annual Withdrawal, $5,000, then there is an adjustment to the Maximum Annual Withdrawal.

Total gross withdrawals during the contract year are $7,000 ($3,000 + $500 + $1,500 + $300 + $1,500 + $200). The adjustment is the lesser of the amount by which the total gross withdrawals for the year exceed the Maximum Annual Withdrawal ($7,000 - $5,000 = $2,000), and the amount of the current gross withdrawal ($1,500 + $200 = $1,700).

If the Account Value before this withdrawal is $50,000, then the Maximum Annual Withdrawal is reduced by 3.40% ($1,700 / $50,000) to $4,830 ((1 - 3.40%) * $5,000).

Illustration 2: Adjustment to the Maximum Annual Withdrawal amount for a withdrawal in excess of the Maximum Annual Withdrawal.

Assume the Maximum Annual Withdrawal is $5,000.

The first withdrawal taken during the contract year is $3,000 net, with $0 of surrender charges, and/or MVA charges. The Maximum Annual Withdrawal is not exceeded.

The next withdrawal taken during the contract year is $1,500 net, with $0 of surrender charges, and/or MVA charges. The Maximum Annual Withdrawal is not exceeded because total net withdrawals, $4,500, do not exceed the Maximum Annual Withdrawal, $5,000.

The next withdrawal taken during the contract year is $1,500 net, with $0 of surrender charges, and/or MVA charges. Because total net withdrawals taken, $6,000, exceed the Maximum Annual Withdrawal, $5,000, there is an adjustment to the Maximum Annual Withdrawal.

Total gross withdrawals during the contract year are $6,000 ($3,000 + $1,500 + $1,500). The adjustment is the lesser of the amount by which the total gross withdrawals for the year exceed the Maximum Annual Withdrawal, $1,000, and the amount of the current gross withdrawal, $1,500.

If the Account Value after the part of the gross withdrawal that was within the Maximum Annual Withdrawal, $500, is $49,500, then the MAW is reduced by 2.02% ($1,000 / $49,500) to $4,899 ((1 - 2.02%) * $5,000).

Illustration 3: A withdrawal exceeds the Maximum Annual Withdrawal amount but does not exceed the Additional Withdrawal Amount.

Assume the Maximum Annual Withdrawal is $5,000. The RMD for the current calendar year applicable to this contract is determined to be $6,000. The Additional Withdrawal Amount is set equal to the excess of this amount above the Maximum Annual Withdrawal, $1,000 ($6,000 - $5,000).

The first withdrawal taken during the contract year is $3,000 net, with $0 of surrender charges, and/or MVA charges. The Maximum Annual Withdrawal is not exceeded.

The next withdrawal taken during the contract year is $1,500 net, with $0 of surrender charges, and/or MVA charges. The Maximum Annual Withdrawal is not exceeded because total net withdrawals, $4,500, do not exceed the Maximum Annual Withdrawal, $5,000.

The next withdrawal taken during the contract year is $1,500 net, with $0 of surrender charges, and/or MVA charges. Total net withdrawals taken, $6,000, exceed the Maximum Annual Withdrawal, $5,000, however, the Maximum Annual Withdrawal is not adjusted until the Additional Withdrawal Amount is exhausted. The amount by which total net withdrawals taken exceed the Maximum Annual Withdrawal, $1,000 ($6,000 - $5,000), is the same as the Additional Withdrawal Amount, so no adjustment to the Maximum Annual Withdrawal is made. If total net withdrawals taken had exceeded the sum of the Maximum Annual Withdrawal and the Additional Withdrawal Amount, then an adjustment would be made to the Maximum Annual Withdrawal.

Illustration 4: The Reset Option is utilized.

Assume the Maximum Annual Withdrawal is $5,000 and the Maximum Annual Withdrawal percentage is 5%.

One year after the first withdrawal is taken, the contract value has increased to $120,000, and the Reset Option is utilized. The Maximum Annual Withdrawal is now $6,000 ($120,000 * 5%).

One year after the Reset Option was first utilized, the contract value has increased further to $130,000. The Reset Option is utilized again, and the Maximum Annual Withdrawal is now $6,500 ($130,000 * 5%).

Minimum Guaranteed Withdrawal Benefit

(Applicable to Contracts Issued in States Where ING LifePay is Not Available.)

Minimum Guaranteed Withdrawal Benefit Rider (MGWB). The MGWB rider, marketed under the name, ING PrincipalGuard Withdrawal Benefit, is an optional benefit which guarantees that if your contract value is reduced to zero, you will receive periodic payments. The amount of the periodic payments is based on the amount in the MGWB Withdrawal Account. **Only premiums added to your Contract during the first two-year period after your rider date are included in the MGWB Withdrawal Account.** Any additional premium payments added after the second rider anniversary are not included in the MGWB Withdrawal Account. Thus, the MGWB rider may not be appropriate for you if you plan to add substantial premium payments after your second rider anniversary.

The guarantee provides that, subject to the conditions described below, the amount you will receive in periodic payments is equal to your Eligible Payment Amount adjusted for any prior withdrawals. Your Eligible Payment Amount depends on when you purchase the MGWB rider and equals:

1) if you purchased the MGWB rider on the contract date: your premium payments received during the first two contract years;
2) if you purchased the MGWB rider after the contract date: your contract value on the Rider Date, including any premiums received that day, and any subsequent premium payments received during the two-year period commencing on the Rider Date.

To maintain the guarantee, withdrawals in any contract year may not exceed 7% of your Eligible Payment Amount adjusted, as defined below. If your contract value is reduced to zero, your periodic payments will be 7% of your Eligible Payment Amount every year. Payments continue until your MGWB Withdrawal Account is reduced to zero. Please note that before Automatic Periodic Benefit status is reached, withdrawals in excess of the free withdrawal amount will be subject to surrender charges. Once your contract reaches Automatic Period Benefit Status, the periodic payments paid under the MGWB rider are not subject to surrender charges.

The MGWB Withdrawal Account is equal to the Eligible Payment Amount adjusted for any withdrawals and transfers between Covered and Excluded Funds. The MGWB Withdrawal Account is tracked separately for Covered and Excluded Funds. The MGWB Withdrawal Account equals the sum of (a) the MGWB Withdrawal Account allocated to Covered Funds, and (b) the lesser of (i) the MGWB Withdrawal Account allocated to Excluded Funds and (ii) the contract value in Excluded Funds. Thus, investing in the Excluded Funds may limit the MGWB Withdrawal Account. No investment options are currently designated as Excluded Funds for the Minimum Guaranteed Withdrawal Benefit.

The Maximum Annual Withdrawal Amount (or "MAW") is equal to 7% of the Eligible Payment Amount. Withdrawals from Covered Funds of up to the MAW will reduce the value of your MGWB Withdrawal Account by the dollar amount of the withdrawal. Any withdrawals from Covered Funds greater than the MAW will cause a reduction in the MGWB Withdrawal Account allocated to Covered Funds by the proportion that the excess withdrawal bears to the remaining contract value in Covered Funds after the withdrawal of the MAW. All withdrawals from Excluded Funds will reduce the value of the MGWB Withdrawal Account allocated to Excluded Funds on a pro-rata basis. If a single withdrawal involves both Covered and Excluded Funds and exceeds 7%, the withdrawal will be treated as taken first from Covered Funds.

Any withdrawals greater than the MAW will also cause a reduction in the Eligible Payment Amount by the proportion that the excess portion of the withdrawal bears to the contract value remaining after withdrawal of the MAW at the time of the withdrawal. Please see "MGWB Excess Withdrawal Amount Examples," below.

Once your contract value is zero, any periodic payments paid under the MGWB rider also reduce the MGWB Withdrawal Account by the dollar amount of the payments. If a withdrawal reduces the MGWB Withdrawal Account to zero, the MGWB rider terminates and no further benefits are payable under the rider.

Net transfers from Covered Funds to Excluded Funds will reduce the MGWB Withdrawal Account allocated to Covered Funds on a pro-rata basis. The resulting increase in the MGWB Withdrawal Account allocated to Excluded Funds equals the reduction in the MGWB Withdrawal Account for Covered Funds.

Net transfers from Excluded Funds to Covered Funds will reduce the MGWB Withdrawal Account allocated to Excluded Funds on a pro-rata basis. The resulting increase in the MGWB Withdrawal Account allocated to Covered Funds will equal the lesser of the reduction in the MGWB Withdrawal Account for Excluded Funds and the net contract value transferred.

You should not make any withdrawals if you wish to retain the option to elect the Step-Up Benefit (see below).

The MGWB Withdrawal Account is only a calculation which represents the remaining amount available for periodic payments. It does not represent a contract value, nor does it guarantee performance of the subaccounts in which you are invested. It will not affect your annuitization, surrender and death benefits.

 Guaranteed Withdrawal Status. You may continue to make withdrawals in any amount permitted under your Contract so long as your contract value is greater than zero. See "Withdrawals." However, making any withdrawals in any year greater than the MAW will reduce the Eligible Payment Amount and payments under the MGWB rider by the proportion that the withdrawal bears to the contract value at the time of the withdrawal. The MGWB rider will remain in force and you may continue to make withdrawals each year so long as:

  1) your contract value is greater than zero;
  2) your MGWB Withdrawal Account is greater than zero;
  3) you have not reached your latest allowable annuity start date;
  4) you have not elected to annuitize your Contract; and
  5) you have not died (unless your spouse has elected to continue the Contract), changed the ownership of the Contract or surrendered the Contract.

The standard Contract provision limiting withdrawals to no more than 90% of the cash surrender value is not applicable under the MGWB rider.

 Automatic Periodic Benefit Status. Under the MGWB rider, in the event your contract value is reduced to zero, your Contract is given Automatic Periodic Benefit Status, if:

  1) your MGWB Withdrawal Account is greater than zero;
  2) you have not reached your latest allowable annuity start date;
  3) you have not elected to annuitize your Contract; and
  4) you have not died, changed the ownership of the Contract or surrendered the Contract.

Once your Contract is given Automatic Periodic Benefit Status, we will pay you the annual MGWB periodic payments, beginning on the next contract anniversary until the earliest of (i) your Contract's latest annuity start date, (ii) the death of the owner; or (iii) your MGWB Withdrawal Account is exhausted. These payments are equal to the lesser of the remaining MGWB Withdrawal Account or the MAW. We will reduce the MGWB Withdrawal Account by the amount of each payment. Once your Contract is given Automatic Periodic Benefit Status, we will not accept any additional premium payments in your Contract, and the Contract will not provide any benefits except those provided by the MGWB rider. Any other rider terminates. Your Contract will remain in Automatic Periodic Benefit Status until the earliest of (i) payment of all MGWB periodic payments, (ii) payment of the Commuted Value (defined below) or (iii) the owner's death.

On the Contract's latest annuity start date, in lieu of making the remaining MGWB periodic payments, we will pay you the Commuted Value of your MGWB periodic payments remaining. We may, at our option, extend your annuity start date in order to continue the MGWB periodic payments. The Commuted Value is the present value of any then-remaining MGWB periodic payments at the current interest rate plus 0.50%. The current interest rate will be determined by the average of the Ask Yields for U.S. Treasury STRIPS as quoted by a national quoting service for period(s) applicable to the remaining payments. Once we pay you the last MGWB periodic payment or the Commuted Value, your Contract and the MGWB rider terminate.

 Reset Option. Beginning on the fifth contract anniversary following the Rider Date, if the contract value is greater than the MGWB Withdrawal Account, you may choose to reset the MGWB Rider. The effect will be to terminate the existing MGWB Rider and add a new MGWB Rider ("New Rider"). The MGWB Withdrawal Account under the New Rider will equal the contract value on the date the New Rider is effective. The charge for the MGWB under the New Rider will increase to the maximum annual charge of 1.00%. The Reset Option can only be elected on contract anniversaries. If you elect the Reset Option, the Step-Up benefit is not available.

Step-Up Benefit. If the Rider Date is the same as the Contract Date, beginning on the fifth contract anniversary following the Rider Date, if you have not made any previous withdrawals, you may elect to increase the MGWB Withdrawal Account, the adjusted Eligible Payment Amount and the MAW by a factor of 20%. This option is available whether or not the contract value is greater than the MGWB Withdrawal Account. If you elect the Step-Up Benefit:

1) we reserve the right to increase the charge for the MGWB Rider up to a maximum annual charge of 1.00% of contract value;
2) you must wait at least five years from the Step-Up date to elect the Reset Option.

The Step-Up Benefit may be elected only one time under the MGWB Rider. Election of the Step-Up Benefit is limited to contract anniversaries only. Please note that if you have a third party investment advisor who charges a separate advisory fee, and you have chosen to use withdrawals from your contract to pay this fee, these will be treated as any other withdrawals, and the Step-Up Benefit will not be available.

Death of Owner.

Before Automatic Periodic Benefit Status. The MGWB rider terminates on the first owner's date of death (death of annuitant, if there is a non-natural owner), but the death benefit is payable. However, if the beneficiary is the owner's spouse, the spouse elects to continue the Contract, and the contract value steps up to the minimum guaranteed death benefit, the MGWB Withdrawal Account and MAW are also reset. The MGWB charge will continue at the existing rate. Reset upon spousal continuation does not affect any then existing Reset Option.

During Automatic Periodic Benefit Status. The death benefit payable during Automatic Periodic Benefit Status is your MGWB Withdrawal Account which equals the sum of the remaining MGWB periodic payments.

Purchase. To purchase the MGWB rider, you must be age 80 or younger on the Rider Date. The MGWB rider must be purchased on the contract date. If the rider is not yet available in your state, the Company may in its discretion allow purchase of this rider during the 30-day period preceding the first contract anniversary after the date of this prospectus, or the date of state approval, whichever is later.

Minimum Guaranteed Withdrawal Benefit rider [1]*:*

As an Annual Charge[2]	As a Quarterly Charge	Maximum Annual Charge if Step-Up Benefit Elected[3]
0.45% of contract value	0.1125% of contract value	1.00% of contract value

[1] We deduct optional rider charges from the subaccounts in which you are invested on each quarterly contract anniversary and pro-rata on termination of the Contract; if the value in the subaccounts is insufficient, the optional rider charges will be deducted from the Fixed Interest Allocation(s) nearest maturity, and the amount deducted may be subject to a Market Value Adjustment.

[2] If you choose to reset the MGWB Rider, the charge for the MGWB will increase to an annual charge of 1.00% of contract value. Please see "Minimum Reset Option" above.

[3] If your rider was issued prior to May 1, 2005 and you elect the Step-Up Benefit, we will increase the charge for the MGWB Rider to the maximum annual charge of 1.00% of contract value. Please see "Step-Up Benefit" above.

MGWB Excess Withdrawal Amount Examples. The following are examples of adjustments to the MGWB Withdrawal Account and the Maximum Annual Withdrawal Amount for Transfers and Withdrawals in Excess of the Maximum Annual Withdrawal Amount ("Excess Withdrawals Amount"):

Example #1: Owner has invested only in Covered Funds

Assume the Contract Value (CV) before the withdrawal is $100,000 and is invested in Covered Funds only, the Eligible Payment Amount (EPA) is $100,000, the Maximum Annual Withdrawal Amount (MAW) is $7,000, the MGWB Withdrawal Account allocated to Covered Funds ("Covered Withdrawal Account") is $120,000, and a withdrawal of $10,000 is made. The effect of the withdrawal is calculated as follows:

The new CV is $90,000 ($100,000 - $10,000).

The Excess Withdrawal Amount is $3,000 ($10,000 - $7,000).

The Covered Withdrawal Account is first reduced dollar-for-dollar by the portion of the withdrawal up to the MAW to $113,000 ($120,000 - $7,000), and is then reduced pro-rata based on the ratio of the Excess Withdrawal Amount to the CV (after being reduced for the withdrawal up to the MAW) to $109,354.84 ($113,000 * (1 - $3,000 / $93,000)).

The EPA is reduced pro-rata based on the ratio of the Excess Withdrawal Amount to the CV (after being reduced for the withdrawal up to the MAW) to $96,774.19 ($100,000 * (1 - $3,000 / $93,000)). The reduction to the EPA for withdrawals of Excess Withdrawal Amount is applied pro-rata regardless of whether CV is allocated to Covered or Excluded Funds. The MAW is then recalculated to be 7% of the new EPA, $6,774.19 ($96,774.19 * 7%).

Example #2: Owner has invested only in Excluded Funds

Assume the Contract Value (CV) before the withdrawal is $100,000 and is invested in Excluded Funds only, the Eligible Payment Amount (EPA) is $100,000, the Maximum Annual Withdrawal Amount (MAW) is $7,000, the MGWB Withdrawal Account allocated to Excluded Funds ("Excluded Withdrawal Account") is $120,000, and a withdrawal of $10,000 is made. The effect of the withdrawal is calculated as follows:

The new CV is $90,000 ($100,000 - $10,000).

The Excess Withdrawal Amount is $3,000 ($10,000 - $7.000).

The Excluded Withdrawal Account is reduced pro-rata based on the ratio of the entire amount withdrawn to the CV (before the withdrawal) to $108,000 ($120,000 * (1 - $10,000 / $100,000)).

The EPA is reduced pro-rata based on the ratio of the Excess Withdrawal Amount to the CV (after being reduced for the withdrawal up to the MAW) to $96,774.19 ($100,000 * (1 - $3,000/$93,000)). The reduction to the EPA for withdrawals of Excess Withdrawal Amount is applied pro-rata regardless of whether CV is allocated to Covered or Excluded Funds. The MAW is then recalculated to be 7% of the new EPA, $6,774.19 ($96,774.19 * 7%).

Example #3: Owner has invested in both Covered and Excluded Funds

Assume the Contract Value (CV) before the withdrawal is $100,000 and is invested $60,000 in Covered Funds and $40,000 in Excluded Funds. Further assume that the Eligible Payment Amount (EPA) is $100,000, the Maximum Annual Withdrawal Amount (MAW) is $7,000, the MGWB Withdrawal Account allocated to Covered Funds ("Covered Withdrawal Account") is $75,000, the MGWB Withdrawal Account allocated to Excluded Funds ("Excluded Withdrawal Account") is $45,000, and a withdrawal is made of $10,000 ($8,000 from Covered Funds and $2,000 from Excluded Funds).

The new CV for Covered Funds is $52,000 ($60,000 - $8,000), and the new CV for Excluded Funds is $38,000 ($40,000 - $2,000).

The Covered Withdrawal Account is first reduced dollar-for-dollar by the lesser of the MAW ($7,000) and the amount withdrawn from Covered Funds ($8,000) to $68,000 ($75,000 - $7,000), and is then reduced pro-rata based on the ratio of any Excess Withdrawal Amount from Covered Funds to the CV in Covered Funds (after being reduced for the withdrawal up to the MAW) to $66,716.98 ($68,000 * (1 – $1,000 / $53,000).

The Excluded Withdrawal Account is reduced pro-rata based on the ratio of the amount withdrawn from Excluded Funds to the CV in Excluded Funds (prior to the withdrawal) to $42,750 ($45,000 * (1 - $2,000 / $40,000)).

The EPA is reduced pro-rata based on the ratio of the Excess Withdrawal Amount to the CV (after being reduced for the withdrawal up to the MAW) to $96,774.19 ($100,000 * (1 - $3,000 / $93,000)). The reduction to the EPA for withdrawals of Excess Withdrawal Amount is applied pro-rata regardless of whether CV is allocated to Covered or Excluded Funds. The MAW is then recalculated to be 7% of the new EPA, $6,774.19 ($96,774.19 * 7%).

Example #4: Owner transfers funds from Excluded Funds to Covered Funds

Assume the Contract Value (CV) before the transfer is $100,000 and is invested $60,000 in Covered Funds and $40,000 in Excluded Funds. Further assume that the MGWB Withdrawal Account allocated to Covered Funds ("Covered Withdrawal Account") is $75,000, the MGWB Withdrawal Account allocated to Excluded Funds ("Excluded Withdrawal Account") is $45,000, and a transfer is made of $10,000 from Excluded Funds to Covered Funds.

The new CV for Covered Funds is $70,000 ($60,000 + $10,000), and the new CV for Excluded Funds is $30,000 ($40,000 - $10,000).

The Excluded Withdrawal Account is reduced pro-rata based on the ratio of the amount transferred from Excluded Funds to the CV in Excluded Funds (prior to the transfer) to $33,750 ($45,000 * (1 - $10,000 / $40,000)).

The Covered Withdrawal Account is increased by the lesser of the reduction of the Excluded Withdrawal Account of $11,250 ($45,000 - $33,750) and the actual amount transferred of $10,000. Thus, the Covered Withdrawal Account is increased to $85,000 ($75,000 + $10,000).

Example #5: Owner transfers funds from Covered Funds to Excluded Funds

Assume the Contract Value (CV) before the transfer is $100,000 and is invested $60,000 in Covered Funds and $40,000 in Excluded Funds. Further assume that the MGWB Withdrawal Account allocated to Covered Funds ("Covered Withdrawal Account") is $75,000, the MGWB Withdrawal Account allocated to Excluded Funds ("Excluded Withdrawal Account") is $45,000, and a transfer is made of $10,000 from Covered Funds to Excluded Funds.

The new CV for Covered Funds is $50,000 ($60,000 - $10,000), and the new CV for Excluded Funds is $50,000 ($40,000 + $10,000).

The Covered Withdrawal Account is reduced pro-rata based on the ratio of the amount transferred from Covered Funds to the CV in Covered Funds (prior to the transfer) to $62,500 ($75,000 * (1 - $10,000 / $60,000)).

The Excluded Withdrawal Account is increased by the reduction of the Covered Withdrawal Account of $12,500 ($75,000 - $62,500) to $57,500 ($45,000 + $12,500).

State Variations

This Appendix L contains important state specific variations for Contracts issued in Washington and Massachusetts. The prospectus and this Appendix L provide a general description of the Contract, so please see your Contract, any endorsements and riders for the details.

For Contracts issued in the <u>Commonwealth of Massachusetts</u>, the following provisions apply:

1. The Fixed Interest Division is not available.
2. TSA loans are not available.
3. The Waiver of Surrender Charge for Extended Medical Care or Terminal Illness is not available.

For Contracts issued in the <u>State of Washington</u>, the following provisions apply:

1. The Fixed Account is not available.

2. The Minimum Guaranteed Income Benefit (MGIB) Rider Charge, is only deducted from the subaccounts in which you are invested. No deduction will be made from the Fixed Interest Division.

3. The following describes the death benefit options for Contracts issued in the State of Washington **on or before April 30, 2009**. Other than as described below, please see the prospectus for a full description of your death benefit options and other Contract features.

We use the Base Death Benefit to help determine the minimum death benefit payable under each of the death benefit options described below. You do not elect the Base Death Benefit. The Base Death Benefit is equal to the greater of:

1) the contract value; and
2) the cash surrender value.

The **Standard Death Benefit** equals the **greatest** of the Base Death Benefit, the floor, and the Standard Minimum Guaranteed Death Benefit.

The Standard Minimum Guaranteed Death Benefit equals the initial premium payment, increased by premium payments after issue, and reduced by a pro-rata adjustment for any withdrawal.

The floor for the Death Benefit is the total premium payments made under the Contract reduced by a pro-rata adjustment for any withdrawal.

Enhanced Death Benefit Options. Under the Enhanced Death Benefit options, if you die before the annuity start date, your beneficiary will receive the greater of the Standard Death Benefit and the Enhanced Death Benefit option elected. For purposes of calculating the 5.5% Solution Enhanced Death Benefit and the Max 5.5 Enhanced Death Benefit, certain investment portfolios, and the Fixed Account are designated as "Special Funds."

The following investment options are designated as Special Funds: the ING Liquid Assets Portfolio and the Fixed Interest Division.

    The ProFunds VP Rising Rates Opportunity Portfolio is also a Special Fund, but closed to new allocations effective April 30, 2007.

    For Contracts issued prior to September 2, 2003, however, the ProFunds VP Rising Rates Opportunity Portfolio is not designated as a Special Fund.

    The ING Limited Maturity Bond Portfolio is a Special Fund, but closed to new allocations effective March 12, 2004.

For Contracts issued on or after May 1, 2003, but prior to August 21, 2006, the ING Intermediate Bond Portfolio is designated as a Special Fund.

We may, with 30 days notice to you, designate any investment portfolio as a Special Fund on existing contracts with respect to new premiums added to such investment portfolio and also with respect to new transfers to such investment portfolio. Selecting a Special Fund may limit or reduce the 5.5% Max Enhanced Death Benefit.

For the period during which a portion of the contract value is allocated to a Special Fund, we may, at our discretion, reduce the mortality and expense risk charge attributable to that portion of the contract value. The reduced mortality and expense risk charge will be applicable only during that period.

The 5.5% Solution is not available as a standalone death benefit, but the calculation is used to determine the Max 5.5 Enhanced Death Benefit

The **5.5% Solution Enhanced Death Benefit** equals the **greatest** of:

1) the Standard Death Benefit;

2) the floor; and

3) the sum of the contract value allocated to Special Funds and the 5.5% Solution Minimum Guaranteed Death Benefit for Non-Special Funds.

For Contract issued on or after April 11, 2000, the 5.5% Solution Minimum Guaranteed Death Benefit for Special and Non-Special Funds equals premiums, adjusted for withdrawals and transfers, accumulated at 5.5% until the attainment of age 80 and thereafter at 0%, subject to a floor as described below. For Contracts issued before April 11, 2000, the 5.5% Solution Minimum Guaranteed Death Benefit allows for accumulation to continue beyond age 80, subject to the cap. Please see your contract for details regarding the terms of your death benefit.

Withdrawals of up to 5.5% per year of cumulative premiums are referred to as special withdrawals. Special withdrawals reduce the 5.5% Solution Minimum Guaranteed Death Benefit by the amount of contract value withdrawn. For any other withdrawals (withdrawals in excess of the amount available as a special withdrawal), a pro-rata adjustment to the 5.5% Solution Minimum Guaranteed Death Benefit is made. The amount of the pro-rata adjustment for withdrawals from Non-Special Funds will equal (a) times (b) divided by (c): where (a) is the 5.5% Solution Minimum Guaranteed Death Benefit for Non-Special Funds prior to the withdrawal; (b) is the contract value of the withdrawal; and (c) is the contract value allocated to Non-Special Funds before the withdrawal. The amount of the pro-rata adjustment for withdrawals from Special Funds will equal (a) times (b) divided by (c): where (a) is the 5.5% Solution Minimum Guaranteed Death Benefit for Special Funds prior to the withdrawal; (b) is the contract value of the withdrawal; and (c) is the contract value allocated to Special Funds before the withdrawal.

Transfers from Special to Non-Special Funds will reduce the 5.5% Solution Minimum Guaranteed Death Benefit for Special Funds on a pro-rata basis. The resulting increase in the 5.5% Solution Minimum Guaranteed Death Benefit in Non-Special Funds will equal the lesser of the reduction in the 5.5% Solution Minimum Guaranteed Death Benefit in Special Funds and the contract value transferred.

Transfers from Non-Special to Special Funds will reduce the 5.5% Solution Minimum Guaranteed Death Benefit in Non-Special Funds on a pro-rata basis. The resulting increase in the 5.5% Solution Minimum Guaranteed Death Benefit for Special Funds will equal the reduction in the 5.5% Solution Minimum Guaranteed Death Benefit for Non-Special Funds.

The floor for the 5.5 % Solution Enhanced Death Benefit is determined by the same calculations described above for the 5.5% Solution Minimum Guaranteed Death Benefit except as follows: If you transfer contract value to a Special Fund, the minimum floor will not be reduced by the transfer. Instead, a portion of the floor (equal to the percentage of contract value transferred) just prior to the transfer will be frozen (with 0% subsequent growth) unless the contract value is transferred back to the Non-Special Funds. Upon such transfer back to Non-Special Funds, we will resume accumulating that portion of the floor at the 5.5% annual effective rate as described above, subject to the age limit described above. Similarly, for contract value allocated directly to Special Funds, that portion of the floor will be the contract value allocated, and will not accumulate while invested in Special Funds. Withdrawals will reduce the floor as described for the minimum guaranteed death benefit above. Your death benefit will be the greater of the floor and the death benefit determined as described above.

The **Annual Ratchet Enhanced Death Benefit** equals the **greater of**:

1) the Standard Death Benefit; and

2) the Annual Ratchet Minimum Guaranteed Death Benefit.

The Annual Ratchet Minimum Guaranteed Death Benefit equals:

1) the initial premium payment;

2) increased dollar for dollar by any premium added after issue;

3) adjusted on each anniversary that occurs on or prior to attainment of age 90 to the greater of the Annual Ratchet Minimum Guaranteed Death Benefit from the prior anniversary (adjusted for new premiums and partial withdrawals) and the current contract value.

Withdrawals reduce the Annual Ratchet Minimum Guaranteed Death Benefit on a pro-rata basis, based on the amount withdrawn. The amount of the pro-rata adjustment for withdrawals will equal (a) times (b) divided by (c): where (a) is the Annual Ratchet Minimum Guaranteed Death Benefit prior to the withdrawal; (b) is the contract value of the withdrawal; and (c) is the contract value before withdrawal.

The **Max 5.5 Enhanced Death Benefit** equals the greater of the 5.5% Solution Enhanced Death Benefit and the Annual Ratchet Enhanced Death Benefit. Under this death benefit option, the 5.5% Solution Enhanced Death Benefit and the Annual Ratchet Enhanced Death Benefit are calculated in the same manner as if each were the elected benefit.

Note: In all cases described above, the amount of the death benefit could be reduced by premium taxes owed and withdrawals not previously deducted. The enhanced death benefits may not be available in all states.

Death Benefit for Excluded Funds

We will be designating certain investment portfolios as "Excluded Funds." Excluded Funds will include certain investment portfolios that, due to their volatility, will be excluded from the death benefit guarantees that might otherwise be provided. We may add new portfolios as Excluded Funds. We may also reclassify an existing portfolio as an Excluded Fund or remove such classification upon 30 days notice to you. Such reclassification will apply only to amounts transferred or otherwise added to such portfolio after the effective date of the reclassification. Investment in Excluded Funds will impact your death benefit.

For the period of time, and to the extent, that you allocate premium or contract value to Excluded Funds, your death benefit attributable to that allocation will equal the contract value of that allocation. Any guarantee of death benefit in excess of contract value otherwise provided with regard to allocations to Non-Excluded Funds, does not apply to allocations to Excluded Funds. The death benefit provided under the Contract may be reduced to the extent that you allocate premium or contract value to Excluded Funds.

Transfers from Excluded Funds to Non-Excluded funds will reduce all death benefit components for Excluded Funds on a pro-rata basis. Except with respect to any maximum guaranteed death benefit, the resulting increase in the Non-Excluded Funds death benefit component will equal the lesser of the reduction in the death benefit for Excluded Funds and the contract value transferred. With respect to the maximum guaranteed death benefit, where applicable, the resulting increase in the Non-Excluded Funds maximum guaranteed death benefit will equal the reduction in the maximum guaranteed death benefit for Excluded Funds.

Transfers from Non-Excluded Funds to Excluded Funds will reduce the Non-Excluded Funds death benefit components on a pro-rata basis. The resulting increase in the death benefit components of Excluded Funds will equal the reduction in the Non-Excluded Funds death benefit components.

4. The charges, fees and expenses are as described in the prospectus for the applicable variable annuity contract with the exception of the mortality and expense risk charges for the Max 5.5 Enhanced Death Benefit. The mortality and expense risk charges for the Max 5.5 Enhanced Death Benefit elected is 1.95%

5. The annual Administrative Charge for Access is $30.

Statement of Additional Information

ING GOLDENSELECT ACCESS

Deferred Combination Variable and Fixed Annuity Contract

Issued by
SEPARATE ACCOUNT B

of
ING USA ANNUITY AND LIFE INSURANCE COMPANY

This Statement of Additional Information is not a prospectus. The information contained herein should be read in conjunction with the Prospectus for the ING USA Annuity and Life Insurance Company Deferred Variable Annuity Contract, which is referred to herein. The Prospectus sets forth information that a prospective investor ought to know before investing. For a copy of the Prospectus, send a written request to ING USA Annuity and Life Insurance Company, Customer Service Center, P.O. Box 9271 Des Moines, Iowa 50306-9271 or telephone 1-800-366-0066, or access the SEC's website (http://www.sec.gov).

DATE OF PROSPECTUS AND
STATEMENT OF ADDITIONAL INFORMATION:

April 30, 2012

Table of Contents

Introduction
This Statement of Additional Information provides background information regarding Separate Account B.

Description of ING USA Annuity and Life Insurance Company
ING USA Annuity and Life Insurance Company ("ING USA") is an Iowa stock life insurance company, which was originally incorporated in Minnesota on January 2, 1973. ING USA is a wholly owned subsidiary of Lion Connecticut Holdings Inc. ("Lion Connecticut"), which in turn is a wholly owned subsidiary of ING Groep N.V. ("ING"), a global financial services holding company based in The Netherlands. ING USA is authorized to sell insurance and annuities in all states, except New York and the District of Columbia. ING USA's financial statements appear in the Statement of Additional Information.

ING USA is authorized to do business in all jurisdictions except New York. ING USA offers variable insurance products. ReliaStar Life Insurance Company of New York ("RLNY"), an affiliate of ING USA, is licensed to do variable annuity business in the state of New York.

Separate Account B of ING USA Annuity and Life Insurance Company
Separate Account B is a separate account established by the Company for the purpose of funding variable annuity contracts issued by the Company. The separate account is registered with the Securities and Exchange Commission ("SEC") as a unit investment trust under the Investment Company Act of 1940, as amended. Purchase payments to accounts under the contract may be allocated to one or more of the subaccounts. Each subaccount invests in the shares of only one of the funds offered under the contracts. We may make additions to, deletions from or substitutions of available investment options as permitted by law and subject to the conditions of the contract. The availability of the funds is subject to applicable regulatory authorization. Not all funds are available in all jurisdictions or under all contracts.

Safekeeping of Assets
ING USA acts as its own custodian for Separate Account B.

Experts
The statements of assets and liabilities of Separate Account B as of December 31, 2011, and the related statements of operations and changes in net assets for the periods disclosed in the financial statements, and the financial statements of the Company as of December 31, 2011 and 2010, and for each of the three years in the period ended December 31, 2011, included in the Statement of Additional Information, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The primary business address of Ernst & Young LLP is Suite 1000, 55 Ivan Allen Jr. Boulevard, Atlanta, GA 30308.

Distribution of Contracts
The offering of contracts under the prospectus associated with this Statement of Additional Information is continuous. Directed Services LLC, an affiliate of ING USA, acts as the principal underwriter (as defined in the Securities Act of 1933 and the Investment Company Act of 1940, as amended) of the variable insurance products (the "variable insurance products") issued by ING USA. The contracts are distributed through registered representatives of other broker-dealers who have entered into selling agreements with Directed Services LLC. For the years ended 2011, 2010 and 2009 commissions paid by ING USA, including amounts paid by its affiliated Company, RLNY, to Directed Services LLC aggregated $218,345,765, $219,973,598 and $275,329,257, respectively. All commissions received by the distributor were passed through to the broker-dealers who sold the contracts. Directed Services LLC is located at 1475 Dunwoody Drive, West Chester, Pennsylvania 19380-1478.

Under a management services agreement, last amended in 1995, ING USA provides to Directed Services LLC certain of its personnel to perform management, administrative and clerical services and the use of certain facilities. ING USA charges Directed Services LLC for such expenses and all other general and administrative costs, first on the basis of direct charges when identifiable, and the remainder allocated based on the estimated amount of time spent by ING USA's employees on behalf of Directed Services LLC. In the opinion of management, this method of cost allocation is reasonable. However effective January 1, 2010, this management services agreement was changed to an arms-length pricing agreement, whereas ING USA now receives a monthly fee from Directed Services LLC based on annual contractual rates by fund. This fee, calculated as a percentage of average assets in the variable separate accounts, was $143,404,615, $146,897,323 and $123,231,239 for the years ended 2011, 2010 and 2009, respectively.

Published Ratings
From time to time, the rating of ING USA as an insurance company by A.M. Best may be referred to in advertisements or in reports to contract owners. Each year the A.M. Best Company reviews the financial status of thousands of insurers, culminating in the assignment of Best's Ratings. These ratings reflect their current opinion of the relative financial strength and operating performance of an insurance company in comparison to the norms of the life/health insurance industry. Best's ratings range from A+ + to F. An A++ and A+ ratings mean, in the opinion of A.M. Best, that the insurer has demonstrated the strongest ability to meet its respective policyholder and other contractual obligations.

Accumulation Unit Value
The calculation of the Accumulation Unit Value ("AUV") is discussed in the prospectus and below. Note that in your Contract, accumulation unit value is referred to as the Index of Investment Experience. The following illustrations show a calculation of a new AUV and the purchase of Units (using hypothetical examples). Note that the examples below do not reflect the mortality and expense risk charge for this product and are for illustration purposes only. Complete AUV information for the AUVs calculated for this Contract is available in this SAI following the financial statements of the separate account.

ILLUSTRATION OF CALCULATION OF AUV
EXAMPLE 1.

1. AUV, beginning of period	$10.00
2. Value of securities, beginning of period	$10.00
3. Change in value of securities	$0.10
4. Gross investment return (3) divided by (2)	0.01
5. Less daily mortality and expense charge	0.00004280
6. Less asset based administrative charge	0.00000411
7. Net investment return (4) minus (5) minus (6)	0.009953092
8. Net investment factor (1.000000) plus (7)	1.009953092
9. AUV, end of period (1) multiplied by (8)	$10.09953092

ILLUSTRATION OF PURCHASE OF UNITS (ASSUMING NO STATE PREMIUM TAX)
EXAMPLE 2.

1. Initial premium payment	$1,000
2. AUV on effective date of purchase (see Example 1)	$10.00
3. Number of units purchased (1) divided by (2)	100
4. AUV for valuation date following purchase (see Example 1)	$10.09953092
5. Contract Value in account for valuation date following purchase (3) multiplied by (4)	$1,009.95

2

Performance Information
From time to time, we may advertise or include in reports to contract owner's performance information for the subaccounts of Separate Account B, including the average annual total return performance, yields and other nonstandard measures of performance. Such performance data will be computed, or accompanied by performance data computed, in accordance with standards defined by the SEC.

Except for the ING Liquid Assets Portfolio subaccount, quotations of yield for the subaccounts will be based on all investment income per unit (contract value divided by the accumulation unit) earned during a given 30-day period, less expenses accrued during such period. Information on standard total average annual return performance will include average annual rates of total return for 1-, 5- and 10-year periods, or lesser periods depending on how long Separate Account B has been investing in the portfolio. We may show other total returns for periods of less than one year. We will base total return figures on the actual historic performance of the subaccounts of Separate Account B, assuming an investment at the beginning of the period when the separate account first invested in the portfolios, and withdrawal of the investment at the end of the period, adjusted to reflect the deduction of all applicable portfolio and current contract charges. We may also show rates of total return on amounts invested at the beginning of the period with no withdrawal at the end of the period. Total return figures which assume no withdrawals at the end of the period will reflect all recurring charges. In addition, we may present historic performance data for the investment portfolios since their inception reduced by some or all of the fees and charges under the Contract. Such adjusted historic performance includes data that precedes the inception dates of the subaccounts of Separate Account B. This data is designed to show the performance that would have resulted if the Contract had been in existence before the separate account began investing in the portfolios.

Current yield for the ING Liquid Assets Portfolio subaccount is based on income received by a hypothetical investment over a given 7-day period, less expenses accrued, and then "annualized" (i.e., assuming that the 7-day yield would be received for 52 weeks). We calculate "effective yield" for the Liquid Assets subaccount in a manner similar to that used to calculate yield, but when annualized, the income earned by the investment is assumed to be reinvested. The "effective yield" will thus be slightly higher than the "yield" because of the compounding effect of earnings. We calculate quotations of yield for the remaining subaccounts on all investment income per accumulation unit earned during a given 30-day period, after subtracting fees and expenses accrued during the period, assuming the selection of the Max 7 Enhanced Death Benefit and the MGIB optional benefit rider. **You should be aware that there is no guarantee that the ING Liquid Assets Portfolio subaccount will have a positive or level return.**

We may compare performance information for a subaccount to: (i) the Standard & Poor's 500 Stock Index, Dow Jones Industrial Average, Donoghue Money Market Institutional Averages, or any other applicable market indices, (ii) other variable annuity separate accounts or other investment products tracked by Lipper Analytical Services (a widely used independent research firm which ranks mutual funds and other investment companies), or any other rating service, and (iii) the Consumer Price Index (measure for inflation) to determine the real rate of return of an investment in the Contract. Our reports and promotional literature may also contain other information including the ranking of any subaccount based on rankings of variable annuity separate accounts or other investment products tracked by Lipper Analytical Services or by similar rating services.

Performance information reflects only the performance of a hypothetical contract and should be considered in light of other factors, including the investment objective of the investment portfolio and market conditions. Please keep in mind that past performance is not a guarantee of future results.

Other Information

Registration statements have been filed with the SEC under the Securities Act of 1933, as amended, with respect to the Contracts discussed in this Statement of Additional Information. Not all of the information set forth in the registration statements, amendments and exhibits thereto has been included in this Statement of Additional Information. Statements contained in this Statement of Additional Information concerning the content of the Contracts and other legal instruments are intended to be summaries. For a complete statement of the terms of these documents, reference should be made to the instruments filed with the SEC.

Financial Statements of ING USA Annuity and Life Insurance Company

The audited financial statements of ING USA Annuity and Life Insurance Company are listed below and are included in this Statement of Additional Information:

Report of Independent Registered Public Accounting Firm
Balance Sheets as of December 31, 2011 and 2010
Statements of Operations for the years ended December 31, 2011, 2010, and 2009
Statements of Comprehensive Income for the years ended December 31, 2011, 2010, and 2009
Statements of Changes in Shareholder's Equity for the years ended December 31, 2011, 2010, and 2009
Statements of Cash Flows for the years ended December 31, 2011, 2010, and 2009
Notes to Financial Statements

Financial Statements of Separate Account B

The audited financial statements of Separate Account B are listed below and are included in this Statement of Additional Information:

Report of Independent Registered Public Accounting Firm
Statements of Assets and Liabilities as of December 31, 2011
Statements of Operations for the year ended December 31, 2011
Statements of Changes in Net Assets for the years ended December 31, 2011 and 2010
Notes to Financial Statements

Condensed Financial Information (Accumulation Unit Values)

ING USA Annuity and Life Insurance Company

Index to Financial Statements

Report of Independent Registered Public Accounting Firm

The Board of Directors
ING USA Annuity and Life Insurance Company

We have audited the accompanying balance sheets of ING USA Annuity and Life Insurance Company as of December 31, 2011 and 2010, and the related statements of operations, comprehensive income, changes in shareholder's equity, and cash flows for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits include consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ING USA Annuity and Life Insurance Company at December 31, 2011 and 2010, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the financial statements, in 2009 the Company changed its method of accounting for the recognition and presentation of other-than-temporary impairments.

/s/   Ernst & Young LLP

Atlanta, Georgia
March 27, 2012

ING USA Annuity and Life Insurance Company

(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

Balance Sheets

(In millions, except share data)

	As of December 31,	
	2011	2010
Assets		
Investments:		
Fixed maturities, available-for-sale, at fair value		
(amortized cost of $20,062.4 at 2011 and $20,237.9 at 2010)	$ 21,345.7	$ 20,917.5
Fixed maturities at fair value using the fair value option	335.0	237.7
Equity securities, available-for-sale, at fair value		
(cost of $26.7 at 2011 and $59.2 at 2010)	27.7	66.1
Short-term investments	2,397.0	939.2
Mortgage loans on real estate	3,137.3	2,967.9
Policy loans	112.0	122.1
Loan - Dutch State obligation	658.2	843.9
Limited partnerships/corporations	305.4	295.8
Derivatives	1,670.7	293.1
Other investments	82.2	82.1
Securities pledged (amortized cost of $965.0 at 2011		
and $886.6 at 2010)	1,012.8	889.4
Total investments	31,084.0	27,654.8
Cash and cash equivalents	121.2	71.5
Short-term investments under securities loan agreement,		
including collateral delivered	248.3	145.1
Accrued investment income	233.3	233.4
Receivable for securities sold	32.4	16.9
Premium receivable	28.2	38.0
Deposits and reinsurance recoverable	4,068.1	3,481.4
Deferred policy acquisition costs, Value of business acquired,		
and Sales inducements to contract owners	3,974.9	3,889.0
Short-term loan to affiliate	535.9	593.6
Due from affiliates	363.5	90.5
Current income taxes recoverable from Parent	204.0	-
Other assets	385.8	422.3
Assets held in separate accounts	39,356.9	44,413.3
Total assets	$ 80,636.5	$ 81,049.8

The accompanying notes are an integral part of these financial statements

ING USA Annuity and Life Insurance Company

(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

Balance Sheets

(In millions, except share data)

	As of December 31,	
	2011	2010
Liabilities and Shareholder's Equity		
Future policy benefits and claims reserves	$ 27,970.2	$ 27,137.3
Payable for securities purchased	0.4	3.1
Payables under securities loan agreement,		
including collateral held	1,069.4	203.0
Long-term debt	435.0	435.0
Due to affiliates	128.9	120.3
Funds held under reinsurance treaties with affiliates	5,456.4	3,498.2
Current income taxes payable to Parent	-	79.2
Deferred income taxes	418.9	181.0
Other liabilities	814.4	744.2
Liabilities related to separate accounts	39,356.9	44,413.3
Total liabilities	75,650.5	76,814.6
Shareholder's equity:		
Common stock (250,000 shares authorized, issued		
and outstanding; $10 per share value)	2.5	2.5
Additional paid-in capital	5,971.6	5,921.7
Accumulated other comprehensive income (loss)	435.2	132.3
Retained earnings (deficit)	(1,423.3)	(1,821.3)
Total shareholder's equity	4,986.0	4,235.2
Total liabilities and shareholder's equity	$ 80,636.5	$ 81,049.8

The accompanying notes are an integral part of these financial statements

ING USA Annuity and Life Insurance Company

(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

Statements of Operations
(In millions)

		Years Ended December 31,				
		2011		**2010**		**2009**
Revenues:						
Net investment income	$	1,409.3	$	1,356.4	$	1,412.4
Fee income		1,079.4		1,091.3		943.2
Premiums		456.2		280.6		786.1
Net realized capital gains (losses):						
Total other-than-temporary impairment losses		(201.5)		(300.1)		(538.9)
Portion of other-than-temporary impairment losses						
recognized in Other comprehensive income (loss)		21.1		105.7		49.3
Net other-than-temporary impairments recognized in earnings		(180.4)		(194.4)		(489.6)
Other net realized capital gains (losses)		922.5		(611.3)		(2,007.5)
Total net realized capital gains (losses)		742.1		(805.7)		(2,497.1)
Other income		0.7		-		0.9
Total revenues		3,687.7		1,922.6		645.5
Benefits and expenses:						
Interest credited and other benefits to contract owners		3,044.9		985.0		682.4
Operating expenses		437.1		428.4		386.1
Net amortization of deferred policy acquisition						
costs and value of business acquired		(236.5)		411.6		(362.2)
Interest expense		31.7		32.1		32.9
Other expense		11.4		39.3		39.6
Total benefits and expenses		3,288.6		1,896.4		778.8
Income (loss) before income taxes		399.1		26.2		(133.3)
Income tax expense (benefit)		1.1		(55.1)		(136.5)
Net income	$	398.0	$	81.3	$	3.2

The accompanying notes are an integral part of these financial statements

ING USA Annuity and Life Insurance Company

(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

Statements of Comprehensive Income

(In millions)

	For Years Ended December 31,		
	2011	2010	2009
Net income	$ 398.0	$ 81.3	$ 3.2
Other comprehensive income, before tax:			
Change in unrealized gains on securities	314.4	762.6	1,744.6
Change in other-than-temporary impairment losses	29.0	(6.9)	(100.1)
Pension and other post-employment benefit liability	1.0	0.9	(0.6)
Other comprehensive income, before tax	344.4	756.6	1,643.9
Income tax expense related to items			
of other comprehensive income	(41.5)	(91.8)	(511.0)
Other comprehensive income, after tax	302.9	664.8	1,132.9
Comprehensive income	$ 700.9	$ 746.1	$ 1,136.1

The accompanying notes are an integral part of these financial statements

C-6

ING USA Annuity and Life Insurance Company

(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

Statements of Changes in Shareholder's Equity

(In millions)

	Common Stock	Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings (Deficit)	Total Shareholder's Equity
Balance at January 1, 2009	$ 2.5	$ 4,335.4	$ (1,353.4)	$ (2,217.8)	$ 766.7
Cumulative effect of change in accounting principle, net of deferred policy acquisition costs and tax	-	-	(312.0)	312.0	-
Comprehensive income:					
Net income	-	-	-	3.2	3.2
Other comprehensive income, after tax	-	-	1,132.9	-	1,132.9
Total comprehensive income					1,136.1
Capital contribution from Parent	-	835.0	-	-	835.0
Employee share-based payments	-	2.3	-	-	2.3
Balance at December 31, 2009	2.5	5,172.7	(532.5)	(1,902.6)	2,740.1
Comprehensive income:					
Net income	-	-	-	81.3	81.3
Other comprehensive income, after tax	-	-	664.8	-	664.8
Total comprehensive income					746.1
Contribution of capital	-	749.0	-	-	749.0
Balance at December 31, 2010	2.5	5,921.7	132.3	(1,821.3)	4,235.2
Comprehensive income:					
Net income	-	-	-	398.0	398.0
Other comprehensive income, after tax	-	-	302.9	-	302.9
Total comprehensive income					700.9
Contribution of capital	-	44.0	-	-	44.0
Employee share-based payments	-	5.9	-	-	5.9
Balance at December 31, 2011	$ 2.5	$ 5,971.6	$ 435.2	$ (1,423.3)	$ 4,986.0

The accompanying notes are an integral part of these financial statements

C-7

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

Statements of Cash Flows
(In millions)

	Years Ended December 31,		
	2011	2010	2009
Cash Flows from Operating Activities:			
Net income	$ 398.0	$ 81.3	$ 3.2
Adjustments to reconcile net income (loss) to			
net cash provided by operating activities:			
Capitalization of deferred policy acquisition costs			
and sales inducements	(170.3)	(244.3)	(477.4)
Net amortization of deferred policy acquisition costs,			
value of business acquired, and sales inducements	(213.6)	522.5	(584.7)
Net accretion/decretion of discount/premium	65.7	44.1	55.2
Future policy benefits, claims reserves, and			
interest credited	1,639.9	1,114.5	1,203.5
Provision for deferred income taxes	196.9	(678.0)	220.6
Net realized capital losses	(742.1)	805.7	2,497.1
Change in:			
Accrued investment income	0.1	(46.1)	27.2
Reinsurance recoverable	(728.1)	(290.2)	(705.2)
Other receivables and asset accruals	44.5	15.9	318.4
Other reinsurance asset	(0.5)	16.9	(19.0)
Due to/from affiliates	(262.1)	721.3	(831.0)
Income tax recoverable	(283.2)	10.2	390.1
Other payables and accruals	1,909.7	205.7	1,109.5
Employee share-based payments	5.9	0.6	1.7
Other, net	(9.6)	(6.8)	(205.7)
Net cash provided by operating activities	1,851.2	2,273.3	3,003.5
Cash Flows from Investing Activities:			
Proceeds from the sale, maturity, or redemption of:			
Fixed maturities	5,400.7	8,028.5	6,830.0
Equity securities, available-for-sale	38.8	66.8	136.5
Mortgage loans on real estate	678.4	714.7	566.6
Limited partnership/corporations	38.9	23.0	92.6
Acquisition of:			
Fixed maturities	(5,483.6)	(10,791.6)	(3,162.7)
Equity securities, available-for-sale	(5.7)	(58.4)	(10.2)
Mortgage loans on real estate	(853.6)	(278.6)	(81.1)
Limited partnerships/corporations	(39.4)	(57.1)	(32.9)
Derivatives, net	(511.9)	(740.1)	(2,285.4)
Short-term investments, net	(1,458.0)	1,104.7	(1,928.8)
Loan-Dutch State obligation, net	185.7	182.1	180.5
Policy loans, net	10.1	9.5	12.8
Collateral held, net	763.2	25.8	14.5
Other, net	(1.3)	2.0	0.9
Net cash provided by (used in) investing activities	(1,237.7)	(1,768.7)	333.3

The accompanying notes are an integral part of these financial statements

ING USA Annuity and Life Insurance Company

(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

Statements of Cash Flows

(In millions)

| | Years Ended December 31, | | | | | |
	2011		2010		2009	
Cash Flows from Financing Activities:						
Deposits received for investment contracts	$	6,363.2	$	3,549.4	$	4,552.6
Maturities and withdrawals from investment contracts		(7,170.1)		(4,571.3)		(11,282.1)
Reinsurance recoverable on investment contracts		(81.4)		7.3		2,704.5
Notes to affiliates		280.5		103.5		(545.5)
Short-term repayments of repurchase agreements, net		-		(311.1)		(172.0)
Capital contribution from Parent		44.0		749.0		835.0
Net cash used in financing activities		(563.8)		(473.2)		(3,907.5)
Net increase (decrease) in cash and cash equivalents		49.7		31.4		(570.7)
Cash and cash equivalents, beginning of period		71.5		40.1		610.8
Cash and cash equivalents, end of period	$	121.2	$	71.5	$	40.1
Supplemental cash flow information:						
Income taxes (received) paid, net	$	87.1	$	614.0	$	(753.7)
Interest paid	$	28.8	$	29.1	$	35.4
Non-cash transfers:						
Securities received from affiliate under reinsurance agreement	$	-	$	-	$	2,084.7
Loan-Dutch State obligation	$	-	$	-	$	1,206.5

The accompanying notes are an integral part of these financial statements

C-9

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

1. **Business, Basis of Presentation and Significant Accounting Policies**

   Business

   ING USA Annuity and Life Insurance Company ("ING USA" or the "Company," as appropriate) is a stock life insurance company domiciled in the State of Iowa and provides financial products and services in the United States. ING USA is authorized to conduct its insurance business in all states, except New York, and the District of Columbia.

   ING USA is a direct, wholly-owned subsidiary of Lion Connecticut Holdings Inc. ("Lion" or "Parent"), which is a direct wholly-owned subsidiary of ING America Insurance Holdings, Inc. ("ING AIH"). ING AIH is an indirect, wholly-owned subsidiary of ING Groep N.V. ("ING"). ING is a global financial services holding company based in the Netherlands, with American Depository Shares listed on the New York Stock Exchange under the symbol "ING."

   As part of a restructuring plan approved by the European Commission ("EC"), ING has agreed to separate its banking and insurance businesses by 2013. ING intends to achieve this separation by divestment of its insurance and investment management operations, including the Company. ING has announced that it will explore all options for implementing the separation including one or more initial public offerings, sales, or a combination thereof. On November 10, 2010, ING announced that, in connection with the restructuring plan, it will prepare for a base case of an initial public offering ("IPO") of the Company and its U.S.-based insurance and investment management affiliates.

   On September 30, 2010, ING USA purchased the remaining 30% interest in PFP Holdings LP ("PFP"), an affiliate, from ING Clarion, an affiliate, for $11.0. The Company previously held a 70% equity interest in PFP. Immediately upon acquisition, PFP was dissolved as ING USA owned 100% of the limited partnership. This acquisition is treated as a combination of entities under common control (i.e. the comparative financial statements were revised and presented as if the transaction had occurred on the opening balance sheet date).

   The Company currently offers various insurance products, including immediate and deferred fixed annuities. The Company's fixed annuity products are distributed by national and regional brokerage and securities firms, independent broker-dealers, banks, life insurance companies with captive agency sales forces, independent insurance agents, independent marketing organizations, and affiliated broker-dealers. The Company's primary annuity customers are individual consumers. The Company ceased new sales of variable annuity products in March of 2010, as part of a global business strategy and risk reduction plan. Some new amounts will continue to be deposited on ING USA variable annuities as add-on premiums to existing contracts.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The Company also offers guaranteed investment contracts and funding agreements (collectively referred to as "GICs"), sold primarily to institutional investors and corporate benefit plans. These products are marketed by home office personnel or through specialty insurance brokers.

The Company has one operating segment.

Basis of Presentation

The accompanying financial statements of ING USA have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP").

Certain reclassifications have been made to prior year financial information to conform to the current year classifications.

Significant Accounting Policies

Estimates and Assumptions

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Those estimates are inherently subject to change and actual results could differ from those estimates.

The Company has identified the following accounts and policies as significant in that they involve a higher degree of judgment, are subject to a significant degree of variability, and contain accounting estimates:

> Reserves for future policy benefits, valuation and amortization of deferred policy acquisition costs ("DAC"), value of business acquired ("VOBA"), valuation of investments and derivatives, impairments, income taxes, and contingencies.

Fair Value Measurement

The Company measures the fair value of its financial assets and liabilities based on assumptions used by market participants in pricing the asset or liability, which may include inherent risk, restrictions on the sale or use of an asset, or non-performance risk, including the Company's own credit risk. The estimate of an exchange price is the price in an orderly transaction between market participants to sell the asset or transfer the liability ("exit price") in the principal market, or the most advantageous market in the absence of a principal market, for that asset or liability. The Company utilizes a number of valuation sources to determine the fair values of its financial assets and liabilities,

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

including quoted market prices, third-party commercial pricing services, third-party brokers, and industry-standard, vendor-provided software that models the value based on market observable inputs, and other internal modeling techniques based on projected cash flows.

The Company categorizes its financial instruments into a three-level hierarchy based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument. Financial assets and liabilities recorded at fair value on the Balance Sheets are categorized as follows:

- Level 1 - Unadjusted quoted prices for identical assets or liabilities in an active market. The Company defines an active market as a market in which transactions take place with sufficient frequency and volume to provide pricing information on an ongoing basis.
- Level 2 - Quoted prices in markets that are not active or valuation techniques that require inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:
  a) Quoted prices for similar assets or liabilities in active markets;
  b) Quoted prices for identical or similar assets or liabilities in non-active markets;
  c) Inputs other than quoted market prices that are observable; and
  d) Inputs that are derived principally from or corroborated by observable market data through correlation or other means.
- Level 3 - Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These valuations, whether derived internally or obtained from a third party, use critical assumptions that are not widely available to estimate market participant expectations in valuing the asset or liability.

When available, the estimated fair value of securities is based on quoted prices in active markets that are readily and regularly obtainable. When quoted prices in active markets are not available, the determination of estimated fair value is based on market standard valuation methodologies, including discounted cash flow methodologies, matrix pricing, or other similar techniques. See the Fair Value Measurements note to these Financial Statements for additional information regarding the fair value of specific financial assets and liabilities.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Investments

The accounting policies for the Company's principal investments are as follows:

Fixed Maturities and Equity Securities: All of the Company's fixed maturities and equity securities are currently designated as available-for-sale, except those accounted for using the fair value option ("FVO"). Available-for-sale securities are reported at fair value and unrealized capital gains (losses) on these securities are recorded directly in Accumulated other comprehensive income (loss) ("AOCI"), and presented net of related changes in DAC, VOBA, and deferred income taxes.

Certain collateralized mortgage obligations ("CMOs"), primarily interest-only and principal-only strips, are accounted for as hybrid instruments and valued at fair value with changes in the fair value recorded in Other net realized capital gains (losses) in the Statements of Operations.

Purchases and sales of fixed maturities and equity securities, excluding private placements, are recorded on the trade date. Purchases and sales of private placements and mortgage loans are recorded on the closing date. Investment gains and losses on sales of securities are generally determined on a first-in-first-out ("FIFO") basis.

Interest income on fixed maturities is recorded when earned using an effective yield method, giving effect to amortization of premiums and accretion of discounts. Dividends on equity securities are recorded when declared. Such dividends and interest income are recorded in Net investment income on the Statements of Operations.

Included within fixed maturities are loan-backed securities, including residential mortgage-backed securities ("RMBS"), commercial mortgage-backed securities ("CMBS"), and asset-backed securities ("ABS"). Amortization of the premium or discount from the purchase of these securities considers the estimated timing and amount of prepayments of the underlying loans. Actual prepayment experience is periodically reviewed and effective yields are recalculated when differences arise between the prepayments originally anticipated and the actual prepayments received and currently anticipated. Prepayment assumptions for single class and multi-class mortgage-backed securities ("MBS") and ABS are estimated by management using inputs obtained from third-party specialists, including broker-dealers, and based on management's knowledge of the current market. For credit-sensitive MBS and ABS, and certain prepayment-sensitive securities, the effective yield is recalculated on a prospective basis. For all other MBS and ABS, the effective yield is recalculated on a retrospective basis.

Short-term Investments: Short-term investments include investments with remaining maturities of one year or less, but greater than three months, at the time of purchase. These investments are stated at fair value.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Assets Held in Separate Accounts: Assets held in separate accounts are reported at the fair values of the underlying investments in the separate accounts. The underlying investments include mutual funds, short-term investments and cash.

Mortgage Loans on Real Estate: The Company's mortgage loans on real estate are all commercial mortgage loans, which are reported at amortized cost, less impairment write-downs and allowance for losses. If the value of any mortgage loan is determined to be impaired (i.e., when it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement), the carrying value of the mortgage loan is reduced to the lower of either the present value of expected cash flows from the loan, discounted at the loan's effective interest rate, or fair value of the collateral. For those mortgages that are determined to require foreclosure, the carrying value is reduced to the fair value of the underlying collateral, net of estimated costs to obtain and sell at the point of foreclosure. The carrying value of the impaired loans is reduced by establishing a permanent write-down recorded in Net realized capital gains (losses) in the Statements of Operations.

All mortgage loans are evaluated by the Company's investment professionals, including an appraisal of loan-specific credit quality, property characteristics, and market trends. Loan performance is monitored on a loan-specific basis. The Company's review includes submitted appraisals, operating statements, rent revenues and annual inspection reports, among other items. This review evaluates whether the properties are performing at a consistent and acceptable level to secure the debt.

All mortgages are evaluated for the purpose of quantifying the level of risk. Those loans with higher risk are placed on a watch list and are closely monitored for collateral deficiency or other credit events that may lead to a potential loss of principal or interest. The Company defines delinquent mortgage loans consistent with industry practice as 60 days past due.

As of December 31, 2011 and 2010, all mortgage loans are held-for-investment. The Company diversifies its mortgage loan portfolio by geographic region and property type to reduce concentration risk. The Company manages risk when originating mortgage loans by generally lending only up to 75% of the estimated fair value of the underlying real estate.

The Company records an allowance for probable incurred, but not specifically identified, losses.

Loan - Dutch State Obligation: The reported value of The State of the Netherlands (the "Dutch State") loan obligation is based on the outstanding loan balance plus any unamortized premium.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Policy Loans: The reported value of policy loans is equal to the carrying value of the loans. Interest income on such loans is recorded as earned in Net investment income using the contractually agreed upon interest rate. Generally, interest is capitalized on the policy's anniversary date. Valuation allowances are not established for policy loans, as these loans are collateralized by the value of the associated insurance contracts. Any unpaid principal or interest on the loan is deducted from the account value or the death benefit prior to settlement of the policy.

Limited Partnerships/Corporations: The Company uses the equity method of accounting for investments in limited partnership interests, primarily private equities and hedge funds. Generally, the Company records its share of earnings using a lag methodology, relying upon the most recent financial information available, where the contractual right exists to receive such financial information on a timely basis. The Company's equity in earnings from limited partnership interests are accounted for under the equity method is recorded in Net investment income.

Other Investments: Other investments are comprised primarily of Federal Home Loan Bank ("FHLB") stock, as well as other miscellaneous investments. The Company is a member of the FHLB system and is required to own a certain amount of stock based on the level of borrowings and other factors, and may invest in additional amounts. FHLB stock is carried at cost, classified as a restricted security, and periodically evaluated for impairment based on ultimate recovery of par value. Cash dividends are reported as income. The carrying value of the stock was $80.3 as of December 31, 2011 and 2010.

Securities Lending: The Company engages in securities lending whereby certain domestic securities from its portfolio are loaned to other institutions for short periods of time. Initial collateral, primarily cash, is required at a rate of 102% of the market value of the loaned securities. Generally, the lending agent retains all of the cash collateral. Collateral retained by the agent is invested in liquid assets on behalf of the Company. The market value of the loaned securities is monitored on a daily basis with additional collateral obtained or refunded as the market value of the loaned securities fluctuates.

As of December 31, 2011 and 2010, the fair value of loaned securities was $233.0 and $139.7, respectively, and is included in Securities pledged on the Balance Sheets. Collateral received is included in Short-term investments under securities loan agreement, including collateral delivered. As of December 31, 2011 and 2010, liabilities to return collateral of $248.3 and $145.1, respectively, are included in Payables under securities loan agreement, including collateral held, on the Balance Sheets.

Other-than-temporary Impairments
The Company periodically evaluates its available-for-sale general account investments to determine whether there has been an other-than-temporary decline in fair value below the amortized cost basis. Factors considered in this analysis include, but are not limited to, the length of time and the extent to which the fair value has been less than amortized cost,

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

the issuer's financial condition and near-term prospects, future economic conditions and market forecasts, interest rate changes, and changes in ratings of the security. An extended and severe unrealized loss position on a fixed maturity may not have any impact on: (a) the ability of the issuer to service all scheduled interest and principal payments, and (b) the evaluation of recoverability of all contractual cash flows or the ability to recover an amount at least equal to its amortized cost based on the present value of the expected future cash flows to be collected. In contrast, for certain equity securities, the Company gives greater weight and consideration to a decline in market value and the likelihood such market value decline will recover.

Effective April 1, 2009, the Company prospectively adopted guidance on the recognition and presentation of OTTI losses (see the "Adoption of New Pronouncements" section below). When assessing the Company's intent to sell a security or if it is more likely than not the Company will be required to sell a security before recovery of its amortized cost basis, management evaluates facts and circumstances such as, but not limited to, decisions to rebalance the investment portfolio and sales of investments to meet cash flow or capital needs.

When the Company has determined it has the intent to sell or if it is more likely than not that the Company will be required to sell a security before recovery of its amortized cost basis and the fair value has declined below amortized cost ("intent impairment"), the individual security is written down from amortized cost to fair value, and a corresponding charge is recorded in Net realized capital gains (losses) in the Statements of Operations as an OTTI. If the Company does not intend to sell the security and it is not more likely than not the Company will be required to sell the security before recovery of its amortized cost basis, but the Company has determined that there has been an other-than-temporary decline in fair value below the amortized cost basis, the OTTI is bifurcated into the amount representing the present value of the decrease in cash flows expected to be collected ("credit impairment") and the amount related to other factors ("noncredit impairment"). The credit impairment is recorded in Net realized capital gains (losses) in the Statements of Operations. The noncredit impairment is recorded in Other comprehensive income (loss) on the Balance Sheets.

Prior to April 1, 2009, the Company recognized in earnings an OTTI for a fixed maturity in an unrealized loss position, unless it could assert that it had both the intent and ability to hold the fixed maturity for a period of time sufficient to allow for a recovery of estimated fair value to the security's amortized cost. The entire difference between the fixed maturity's amortized cost basis and its estimated fair value was recognized in earnings if the security was determined to have an OTTI.

There was no change in guidance for equity securities which, when an OTTI has occurred, continue to be impaired for the entire difference between the equity security's cost and its estimated fair value.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The Company uses the following methodology and significant inputs to determine the amount of the OTTI credit loss:

- The Company calculates the recovery value by performing a discounted cash flow analysis based on the present value of future cash flows expected to be received. The discount rate is generally the effective interest rate of the fixed maturity prior to impairment.
- When determining collectability and the period over which the value is expected to recover, the Company applies the same considerations utilized in its overall impairment evaluation process, which incorporates information regarding the specific security, the industry and geographic area in which the issuer operates, and overall macroeconomic conditions. Projected future cash flows are estimated using assumptions derived from the Company's best estimates of likely scenario-based outcomes, after giving consideration to a variety of variables that include, but are not limited to: general payment terms of the security; the likelihood that the issuer can service the scheduled interest and principal payments; the quality and amount of any credit enhancements; the security's position within the capital structure of the issuer; possible corporate restructurings or asset sales by the issuer; and changes to the rating of the security or the issuer by rating agencies.
- Additional considerations are made when assessing the unique features that apply to certain structured securities such as RMBS, CMBS, and ABS. These additional factors for structured securities include, but are not limited to: the quality of underlying collateral; expected prepayment speeds; current and forecasted loss severity; and the payment priority within the tranche structure of the security.
- When determining the amount of the credit loss for U.S. and foreign corporate securities, foreign government securities and state and political subdivision securities, the Company considers the estimated fair value as the recovery value when available information does not indicate that another value is more appropriate. When information is identified that indicates a recovery value other than estimated fair value, the Company considers in the determination of recovery value the same considerations utilized in its overall impairment evaluation process, which incorporates available information and the Company's best estimate of scenarios-based outcomes regarding the specific security and issuer; possible corporate restructurings or asset sales by the issuer; the quality and amount of any credit enhancements; the security's position within the capital structure of the issuer; fundamentals of the industry and geographic area in which the security issuer operates, and the overall macroeconomic conditions.

In periods subsequent to the recognition of the credit related impairment components of OTTI on a fixed maturity through Net realized capital gains (losses) on the Statements of Operations, the Company accounts for the impaired security as if it had been purchased on the measurement date of the impairment. Accordingly, the discount (or reduced premium) based on the new cost basis is accreted into net investment income over the

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

remaining term of the fixed maturity in a prospective manner based on the amount and timing of estimated future cash flows.

Derivatives

The Company's use of derivatives is limited mainly to economic hedging to reduce the Company's exposure to cash flow variability of assets and liabilities, interest rate risk, credit risk, exchange rate risk, and market risk. It is the Company's policy not to offset fair value amounts recognized for derivative instruments and fair value amounts recognized for the right to reclaim cash collate*r*al or the obligation to return cash collateral arising from derivative instruments recognized at fair value executed with the same counterparty under a master netting arrangement.

The Company enters into interest rate, equity market, credit default, and currency contracts, including swaps, futures, forwards, caps, floors, and options, to reduce and manage various risks associated with changes in value, yield, price, cash flow, or exchange rates of assets or liabilities held or intended to be held, or to assume or reduce credit exposure associated with a referenced asset, index, or pool. The Company also utilizes options and futures on equity indices to reduce and manage risks associated with its annuity products. Open derivative contracts are reported as either Derivatives assets or liabilities on the Balance Sheets at fair value. Changes in the fair value of such derivatives are recorded in Net realized capital gains (losses) in the Statements of Operations.

To qualify for hedge accounting, at the inception of the hedging relationship, the Company formally documents its risk management objective and strategy for undertaking the hedging transaction, as well as its designation of the hedge as either (i) a hedge of the exposure to changes in the estimated fair value of a recognized asset or liability ("fair value hedge"); or (ii) a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability ("cash flow hedge"). In this documentation, the Company sets forth how the hedging instrument is expected to hedge the designated risks related to the hedged item and sets forth the method that will be used to retrospectively and prospectively assess the hedging instrument's effectiveness and the method which will be used to measure ineffectiveness. A derivative designated as a hedging instrument must be assessed as being highly effective in offsetting the designated risk of the hedged item. Hedge effectiveness is formally assessed at inception and periodically throughout the life of the designated hedging relationship.

▪ *Fair Value Hedge Relationship*: For derivative instruments that are designated and qualify as a fair value hedge (e.g., hedging the exposure to changes in the fair value of an asset or a liability or an identified portion thereof that is attributable to a particular risk), the gain or loss on the derivative instrument as well as the hedged item, to the extent of the risk being hedged, are recognized in Other net realized capital gains (losses).

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

- *Cash Flow Hedge Relationship*: For derivative instruments that are designated and qualify as a cash flow hedge (e.g., hedging the exposure to the variability in expected future cash flows that is attributable to interest rate risk), the effective portion of the gain or loss on the derivative instrument is reported as a component of AOCI and reclassified into earnings in the same period or periods during which the hedged transaction impacts earnings in the same line item associated with the forecasted transaction. The ineffective portion of the derivative's change in value, if any, along with any of the derivative's change in value that is excluded from the assessment of hedge effectiveness, are recorded in Other net realized capital gains (losses).

When hedge accounting is discontinued because it is determined that the derivative is no longer expected to be highly effective in offsetting changes in the estimated fair value or cash flows of a hedged item, the derivative continues to be carried on the Balance Sheets at its estimated fair value, with subsequent changes in estimated fair value recognized immediately in Other net realized capital gains (losses). The carrying value of the hedged recognized asset or liability under a fair value hedge is no longer adjusted for changes in its estimated fair value due to the hedged risk, and the cumulative adjustment to its carrying value is amortized into income over the remaining life of the hedged item. Provided the hedged forecasted transaction is still probable of occurrence, the changes in estimated fair value of derivatives recorded in Other comprehensive income (loss) related to discontinued cash flow hedges are released into the Statements of Operations when the Company's earnings are affected by the variability in cash flows of the hedged item.

When hedge accounting is discontinued because it is no longer probable that the forecasted transactions will occur on the anticipated date or within two months of that date, the derivative continues to be carried in the Balance Sheets at its estimated fair value, with changes in estimated fair value recognized currently in Other net realized capital gains (losses). Derivative gains and losses recorded in Other comprehensive income (loss) pursuant to the discontinued cash flow hedge of a forecasted transaction that is no longer probable are recognized immediately in Other net realized capital gains (losses).

If the Company's current debt and claims paying ratings were downgraded in the future, the terms in the Company's derivative agreements may be triggered, which could negatively impact overall liquidity. For the majority of the Company's counterparties, there is a termination event should the Company's long-term debt ratings drop below BBB+/Baa1.

The carrying amounts for these financial instruments, which can be assets or liabilities, reflect the fair value of the assets and liabilities.

The Company also has investments in certain fixed maturities, and has issued certain retail annuity products, that contain embedded derivatives whose fair value is at least

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

partially determined by levels of or changes in domestic and/or foreign interest rates (short-term or long-term), exchange rates, prepayment rates, equity markets, or credit ratings/spreads. Embedded derivatives within fixed maturities are included in Derivatives as assets or liabilities on the Balance Sheets, and changes in fair value are recorded in Net realized capital gains (losses) in the Statements of Operations. Embedded derivatives within retail annuity products are included in Future policy benefits and claims reserves on the Balance Sheets, and changes in the fair value are recorded in Interest credited and other benefits to contract owners in the Statements of Operations.

In addition, the Company has entered into two coinsurance with funds withheld arrangements that contains an embedded derivative whose fair value is based on the change in the fair value of the underlying assets held in trust. The embedded derivative within the coinsurance funds withheld arrangement is included in Funds held under reinsurance treaties with affiliates on the Balance Sheets, and changes in the fair value are recorded in Interest credited and other benefits to contract owners in the Statements of Operations.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, amounts due from banks, and other highly liquid investments, such as money market instruments and debt instruments with maturities of three months or less at the time of purchase. Cash and cash equivalents are stated at fair value.

Deferred Policy Acquisition Costs and Value of Business Acquired and Sales Inducements

DAC represents policy acquisition costs that have been capitalized and are subject to amortization and interest. Such costs consist principally of certain commissions, underwriting, contract issuance, and agency expenses, related to the production of new and renewal business. VOBA represents the outstanding value of in force business acquired and is subject to amortization and interest. The value is based on the present value of estimated net cash flows embedded in the insurance contracts at the time of the acquisition and increased for subsequent deferrable expenses on purchased policies.

Amortization Methodologies
The Company amortizes DAC and VOBA related to universal life contracts and fixed and variable deferred annuity contracts over the estimated lives of the contracts in relation to the emergence of estimated gross profits. Assumptions as to mortality, persistency, interest crediting rates, returns associated with separate account performance, impact of hedge performance, expenses to administer the business, and certain economic variables, such as inflation, are based on the Company's experience and overall capital markets. At each valuation date, actual historical gross profits are reflected and estimated

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

gross profits, and related assumptions, are evaluated for continued reasonableness. Adjustments to estimated gross profits require that amortization rates be revised retroactively to the date of the contract issuance ("unlocking").

The Company also reviews the estimated gross profits for each block of business to determine the recoverability of DAC and VOBA balances each period. DAC and VOBA are deemed to be recoverable if the estimated gross profits exceed these balances.

Assumptions

Changes in assumptions can have a significant impact on DAC and VOBA balances and amortization rates. Amortization of deferred sales inducements on these products are also impacted by changes in assumptions (see "Sales Inducements" below).

Several assumptions are considered significant in the estimation of future gross profits associated with variable products. One significant assumption is the assumed return associated with the variable account performance. To reflect the volatility in the equity markets, this assumption involves a combination of near-term expectations and long-term assumptions regarding market performance. The overall return on the variable account is dependent on multiple factors, including the relative mix of the underlying sub-accounts among bond funds and equity funds, as well as equity sector weightings. The Company's practice assumes that intermediate-term appreciation in equity markets reverts to the long-term appreciation in equity markets. The Company monitors market events and only changes the assumption when sustained deviations are expected. This methodology incorporates a 9% long-term equity return assumption, and a 14% cap. The reversion to the mean methodology was implemented prospectively on January 1, 2011.

Prior to January 1, 2011, the Company utilized a static long-term equity return assumption for projecting account balance growth in all future years. This return assumption was reviewed annually or more frequently, if deemed necessary. Actual returns that were higher than long-term expectations produced higher contract owner account balances, which increased future fee expectations and decreased future benefit payment expectations on minimum death and living benefit guarantees, resulting in higher expected gross profits. The opposite result occurred when returns were lower than long-term expectations.

Other significant assumptions include estimated policyholder behavior assumptions, such as surrender, lapse, and annuitization rates. Estimated gross profits of variable annuity contracts are sensitive to these assumptions.

Contract owners may periodically exchange one contract for another, or make modifications to an existing contract. These transactions are identified as internal replacements. Internal replacements that are determined to result in substantially unchanged contracts are accounted for as continuations of the replaced contracts. Any costs associated with the issuance of the new contracts are considered maintenance costs

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

and expensed as incurred. Unamortized DAC and VOBA related to the replaced contracts continue to be deferred and amortized in connection with the new contracts. Internal replacements that are determined to result in contracts that are substantially changed are accounted for as extinguishments of the replaced contracts, and any unamortized DAC and VOBA related to the replaced contracts are written off to Net amortization of deferred policy acquisition costs and value of business acquired in the Statements of Operations.

Sales inducements represent benefits paid to contract owners for a specified period that are incremental to the amounts the Company credits on similar contracts and are higher than the contract's expected ongoing crediting rates for periods after the inducement. The Company defers sales inducements and amortizes them over the life of the policy using the same methodology and assumptions used to amortize DAC. The amortization of sales inducements is included in Interest credited and other benefits to contract owners on the Statements of Operations. Each year, or more frequently if circumstances indicate a potentially significant recoverability issue exists, the Company reviews the deferred sales inducements to determine the recoverability of these balances. During the years ended December 31, 2011, 2010, and 2009, the Company capitalized $32.2, $46.9, and $65.7, respectively, of sales inducements. During the years ended December 31, 2011, 2010, and 2009, the Company amortized $(22.9), $(110.8), and $222.5, respectively, of sales inducements.

Future Policy Benefits and Contract Owner Accounts

Reserves
The Company establishes and carries actuarially-determined reserves that are calculated to meet its future obligations. The principal assumptions used to establish liabilities for future policy benefits are based on Company experience and periodically reviewed against industry standards. These assumptions include mortality, morbidity, policy lapse, renewal, retirement, investment returns, inflation, and expenses. Changes in, or deviations from, the assumptions used can significantly affect the Company's reserve levels and related future operations.

- Reserves for traditional life insurance contracts represent the present value of future benefits to be paid to or on behalf of contract owners and related expenses, less the present value of future net premiums. Assumptions as to interest rates, mortality, expenses, and persistency are based upon the Company's estimates of anticipated experience at the period the policy is sold, including a margin for adverse deviations. Interest rates used to calculate the present value of these reserves ranged up to 7.8%.
- Reserves for individual immediate annuities with life contingent payout benefits are equal to the present value of expected future payments. Assumptions as to interest rates, mortality, and expenses are based upon the Company's experience at the period the policy is sold, including a margin for adverse deviations. Such

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

assumptions generally vary by annuity plan type, year of issue, and policy duration. Interest rates used to calculate the present value of future benefits ranged up to 8.0%.

Although assumptions are "locked-in" upon the issuance of traditional life insurance and immediate annuities with life contingent payout benefits, significant changes in experience or assumptions may require the Company to provide for expected future losses on a product by establishing premium deficiency reserves. Premium deficiency reserves are determined based on best estimate assumptions that exist at the time the premium deficiency reserve is established and do not include a margin for adverse deviations. Reserves are recorded in Future policy benefits on the Balance Sheets.

Contract Owner Accounts

Contract owner account balances relate to investment-type contracts, such as guaranteed investment contracts and funding agreements (collectively referred to as "GICs"), and universal life-type contracts and certain fixed-indexed annuity ("FIA") contracts.

- Reserves for GICs are calculated using the amount deposited with the Company, less withdrawals, plus interest accrued to the ending valuation date. Interest on these contracts is accrued by a predetermined index, plus a spread or a fixed rate, established at the issue date of the contract.
- Account balances for universal life and universal life-type contracts, such as individual and group deferred annuity investment contracts and individual immediate annuities without life contingent payouts, are equal to cumulative deposits, less charges and withdrawals, plus credited interest thereon. Credited interest rates vary by product and ranged up to 7.8% for the years 2011, 2010, and 2009. Reserves for group immediate annuities without life contingent payouts are equal to the discounted value of the payment at the implied break-even rate.
- For FIAs, the aggregate initial liability is equal to the deposit received, plus a bonus, if applicable, and is split into a host component and an embedded derivative component. Thereafter, the host liability accumulates at a set interest rate, and the embedded derivative liability is recognized at fair value, with the change in fair value recorded in the Statements of Operations.

Additional Reserves

The Company calculates additional reserve liabilities for certain universal life products and certain variable annuity guaranteed benefits. The additional reserve for such products recognizes the portion of contract assessments received in early years used to compensate the Company for benefits provided in later years.

The Company calculates a benefit ratio for each block of business that meets the requirements for additional reserves and calculates an additional reserve by accumulating amounts equal to the benefit ratio multiplied by the assessments for each period, reduced by excess benefits during the period. The additional reserve is accumulated at interest

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

rates consistent with the DAC model for the period. The calculated reserve includes a provision for universal life contracts with patterns of cost of insurance charges that produce expected gains from the insurance benefits function followed by losses from that function in later years.

Guarantees
Reserves for guaranteed minimum death benefits ("GMDB"), guaranteed minimum income benefits ("GMIB") and guaranteed minimum withdrawal benefits with life contingent payouts ("GMWBL") are determined by estimating the value of expected benefits in excess of the projected account balance and recognizing the excess ratably over the accumulation period based on total expected assessments. Expected experience is based on a range of scenarios. Assumptions used, such as near-term and long-term equity market return, lapse rate, and mortality, are consistent with assumptions used in estimating gross profits for purposes of amortizing DAC, and are, thus, subject to the same variability and risk. The assumptions of investment performance and volatility are consistent with the historical experience of the appropriate underlying equity index, such as the Standard & Poor's ("S&P") 500 Index. In addition, the reserve for the GMIB guarantee incorporates an assumption for the percentage of the potential annuitizations that may be elected by the contract owner. In general, management assumes that GMIB annuitization rates will be higher for policies with more valuable (more "in the money") guarantees. The Company periodically evaluates estimates used and adjusts the additional liability balance, with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised.

For contracts issued prior to January 1, 2000, most contracts with enhanced death benefit guarantees were reinsured to third-party reinsurers to mitigate the risk produced by such guaranteed death benefits. For contracts issued after December 31, 1999, the Company instituted a variable annuity guarantee hedging program in lieu of reinsurance. The variable annuity guarantee hedging program is based on the Company entering into derivative positions to offset exposures to guaranteed minimum death benefits due to adverse changes in the equity markets. A hedging program is also utilized to mitigate certain risks associated with GMWBL and GMIB contracts.

Guaranteed minimum accumulation benefits ("GMABs"), and guaranteed minimum withdrawal benefits without life contingencies ("GMWBs"), and FIAs are considered embedded derivatives, which are measured at estimated fair value separately from the host annuity contract, with changes in estimated fair value reported in Interest credited and other benefits to contract owners on the Statements of Operations.

At inception of the GMAB and GMWB contracts, the Company projects a fee to be attributed to the embedded derivative portion of the guarantee equal to the present value of projected future guaranteed benefits.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The estimated fair value of the GMAB and GMWB contracts is determined based on the present value of projected future guaranteed benefits minus the present value of projected attributed fees. A risk neutral valuation methodology is used under which the cash flows from the guarantees are projected under multiple capital market scenarios using observable risk free rates. The projection of future guaranteed benefits and future attributed fees require the use of assumptions for capital markets (e.g., implied volatilities, correlation among indices, risk-free swap curve, etc.) and policyholder behavior (e.g., lapse, benefit utilization, mortality, etc.). The projection also includes adjustments for the Company's credit risk, or risk of non-performance, and risk margins for non-capital market, or policyholder behavior, assumptions. The Company's credit risk adjustment is based on the credit default swap spreads of ING Verzekeringen N.V. ("ING V"), the indirect parent of ING AIH, and applied to the risk-free swap curve in the Company's valuation models. Risk margins are established to capture uncertainties related to policyholder behavior assumptions. The margin represents additional compensation a market participant would require to assume these risks.

The estimated fair value of the FIA contracts is based on the present value of excess of the interest payments to the contract holders over the minimum guaranteed interest rate. Projected cashflows are based on best estimates of future excess interest payments over the anticipated life of the related contracts. These projections also include adjustments for the Company's credit risk, or risk of non-performance, and risk margins for non-capital market, or policyholder behavior, assumptions. The Company's credit risk adjustment is based on the credit default swaps of ING V and applied to the discount factors in its valuation models.

See the Additional Insurance Benefits and Minimum Guarantees note to these Financial Statements for more information.

Separate Accounts

Separate account assets and liabilities generally represent funds maintained to meet specific investment objectives of contract owners who bear the investment risk, subject, in limited cases, to certain minimum guarantees. Investment income and investment gains and losses generally accrue directly to such contract owners. The assets of each account are legally segregated and are not subject to claims that arise out of any other business of the Company or its affiliates.

Separate account assets supporting variable options under variable annuity contracts are invested, as designated by the contract owner or participant (who bears the investment risk subject, in limited cases, to minimum guaranteed rates) under a contract, in shares of mutual funds that are managed by the Company or its affiliates, or in other selected mutual funds not managed by the Company or its affiliates.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The Company reports separately, as assets and liabilities, investments held in the separate accounts and liabilities of separate accounts if:

- Such separate accounts are legally recognized;
- Assets supporting the contract liabilities are legally insulated from the Company's general account liabilities;
- Investments are directed by the contract holder; and
- All investment performance, net of contract fees and assessments, is passed through to the contract holder.

The Company reports separate account assets and liabilities that meet the above criteria at fair value on the Balance Sheets based on the fair value of the underlying investments. Investment income and net realized and unrealized capital gains (losses) of the separate accounts, however, are not reflected in the Statements of Operations. The Statements of Cash Flows do not reflect investment activity of the separate accounts.

Repurchase Agreements

The Company engages in dollar repurchase agreements with mortgage-backed securities ("dollar rolls") and repurchase agreements with other collateral types to increase its return on investments and improve liquidity. Such arrangements meet the requirements to be accounted for as financing arrangements. The Company enters into dollar roll transactions by selling existing mortgage-backed securities and concurrently entering into an agreement to repurchase similar securities within a short time frame at a lower price. Under repurchase agreements, the Company borrows cash from a counterparty at an agreed upon interest rate for an agreed upon time frame and pledges collateral in the form of securities. At the end of the agreement, the counterparty returns the collateral to the Company, and the Company, in turn, repays the loan amount along with the additional agreed upon interest. Company policy requires that at all times during the term of the dollar roll and repurchase agreements that cash or other collateral types obtained is sufficient to allow the Company to fund substantially all of the cost of purchasing replacement assets. Cash received is invested in short-term investments, with the offsetting obligation to repay the loan included as a liability on the Balance Sheets.

As of December 31, 2011 and 2010, the Company did not have any securities pledged in dollar rolls and repurchase agreement transactions. At December 31, 2011 and 2010, the Company did not have any repurchase obligation related to dollar rolls and repurchase agreements.

The Company also enters into reverse repurchase agreements. These transactions involve a purchase of securities and an agreement to sell substantially the same securities as those purchased. Company policy requires that, at all times during the term of the reverse repurchase agreements, cash or other collateral types provided is sufficient to allow the counterparty to fund substantially all of the cost of purchasing replacement assets. As of

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

December 31, 2011 and 2010, the Company did not have any securities pledged under reverse repurchase agreements.

The primary risk associated with short-term collateralized borrowings is that the counterparty will be unable to perform under the terms of the contract. The Company's exposure is limited to the excess of the net replacement cost of the securities over the value of the short-term investments. The Company believes the counterparties to the dollar rolls, repurchase, and reverse repurchase agreements are financially responsible and that the counterparty risk is minimal.

Recognition of Insurance Revenue and Related Benefits

Premiums related to traditional life and annuity policies with life contingencies are recognized as revenue when due from the contract owners. When premiums are due over a significantly shorter period than the period over which benefits are provided, any gross premium in excess of the net premium (i.e., the portion of the gross premium required to provide for all expected future benefits and expenses) is deferred and recognized into revenue in a constant relationship to insurance in force. Benefits are recorded as expense when incurred.

Amounts received as payment for investment-type and universal life-type contracts are reported as deposits to contract owner account balances. Revenues from these contracts consist primarily of fees assessed against the contract owner account balance for mortality, policy administration and surrender charges and are reported in fee income. In addition, the Company earns investment income from the investment of contract deposits in the Company's general account portfolio. Fees assessed that represent compensation to the Company for services to be provided in future periods and certain other fees are deferred and amortized into revenue over the life of the related contracts in proportion to estimated gross profits. Benefits and expenses for these products include claims in excess of related account balances, expenses of contract administration, and interest credited to contract owner account balances.

Premiums, benefits, and expenses are presented net of reinsurance ceded to other companies.

Income Taxes

The Company's deferred tax assets and liabilities resulting from temporary differences between financial reporting and tax bases of assets and liabilities are measured at the balance sheet date using enacted tax rates expected to apply to taxable income in the years the temporary differences are expected to reverse.

The results of the Company's operations are included in the consolidated tax return of ING AIH. Generally, the Company's financial statements recognize the current and

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

deferred income tax consequences that result from the Company's activities during the current and preceding periods pursuant to the provisions of Accounting Standards Codification Topic 740, Income Taxes (ASC 740) as if the Company were a separate taxpayer rather than a member of ING AIH's consolidated income tax return group with the exception of any net operating loss carryforwards and capital loss carryforwards, which are recorded pursuant to the tax sharing agreement. The Company's tax sharing agreement with ING AIH states that for each taxable year during which the Company is included in a consolidated federal income tax return with ING AIH, ING AIH will pay to the Company an amount equal to the tax benefit of the Company's net operating loss carryforwards and capital loss carryforwards generated in such year, without regard to whether such net operating loss carryforwards and capital loss carryforwards are actually utilized in the reduction of the consolidated federal income tax liability for any consolidated taxable year.

The Company evaluates and tests the recoverability of its deferred tax assets. Deferred tax assets represent the tax benefit of future deductible temporary differences and tax credit carryforwards. Deferred tax assets are reduced by a valuation allowance if, based on the weight of evidence, it is more likely than not that some portion, or all, of the deferred tax assets will not be realized. Considerable judgment and the use of estimates are required in determining whether a valuation allowance is necessary, and if so, the amount of such valuation allowance. In evaluating the need for a valuation allowance, the Company considers many factors, including:

- The nature and character of the deferred tax assets and liabilities;
- Taxable income in prior carryback years;
- Projected future taxable income, exclusive of reversing temporary differences and carryforwards;
- Projected future reversals of existing temporary differences;
- The length of time carryforwards can be utilized; and
- Any prudent and feasible tax planning strategies the Company would employ to avoid a tax benefit from expiring unused.

Management uses certain assumptions and estimates in determining the income taxes payable or refundable to/from the Parent for the current year, the deferred income tax liabilities and assets for items recognized differently in its financial statements from amounts shown on its income tax returns, and the federal income tax expense. Determining these amounts requires analysis and interpretation of current tax laws and regulations, including the loss limitation rules associated with change in control. Management exercises considerable judgment in evaluating the amount and timing of recognition of the resulting income tax liabilities and assets. These judgments and estimates are reevaluated on a continual basis as regulatory and business factors change.

The Company determines whether a tax position is more likely than not to be sustained under examination by the appropriate taxing authority before any part of the benefit can

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

be recognized in the financial statements. Tax positions that do not meet the more likely than not standard are not recognized.   Tax positions that meet this standard are recognized in the Financial Statements. The Company measures the tax position as the largest amount that is greater than 50% likely of being realized upon ultimate resolution with the tax authority that has full knowledge of all relevant information.

Reinsurance

The Company utilizes reinsurance agreements in most aspects of its insurance business to reduce its exposure to large losses. Such reinsurance permits recovery of a portion of losses from reinsurers, although it does not discharge the primary liability of the Company as direct insurer of the risks reinsured.

Accounting for reinsurance requires extensive use of assumptions and estimates, particularly related to the future performance of the underlying business and the potential impact of counterparty credit risks. The Company periodically reviews actual and anticipated experience compared to the assumptions used to establish assets and liabilities relating to ceded and assumed reinsurance. The Company also evaluates the financial strength of potential reinsurers and continually monitors the financial condition of reinsurers. Only those reinsurance recoverable balances deemed probable of recovery are recognized as assets on the Company's Balance Sheets. The combined coinsurance and coinsurance funds withheld reinsurance agreement between the Company and Security Life of Denver International Limited ("SLDI"), an affiliate, contains an embedded derivative whose carrying value is estimated based upon the change in the fair value of the assets supporting the funds withheld payable under the agreement.

Participating Insurance

Participating business approximates 8.0% of the Company's ordinary life insurance in force and 28.0% of life insurance premium income. The amount of dividends to be paid is determined annually by the Board of Directors. Amounts allocable to participating contract owners are based on published dividend projections or expected dividend scales. Dividends to participating policyholders of $11.1, $12.1, and $12.4, were incurred during the years ended December 31, 2011, 2010, and 2009, respectively.

Contingencies

A loss contingency is an existing condition, situation, or set of circumstances involving uncertainty as to possible loss that will ultimately be resolved when one or more future events occur or fail to occur. Examples of loss contingencies include pending or threatened adverse litigation, threat of expropriation of assets, and actual or possible claims and assessments. Amounts related to loss contingencies are accrued if it is probable that a loss has been incurred and the amount can be reasonably estimated, based on the Company's best estimate of the ultimate outcome. If determined to meet the

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

criteria for a reserve, the Company also evaluates whether there are external legal or other costs directly associated with the resolution of the matter and accrues such costs if estimable.

Adoption of New Pronouncements

Financial Instruments

A Creditor's Determination of Whether a Restructuring is a Troubled Debt Restructuring
In April 2011, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2011-02, "Receivables (Accounting Standards Codification^{TM} ("ASC") Topic 310): A Creditor's Determination of Whether a Restructuring is a Troubled Debt Restructuring" ("ASU 2011-02"), which clarifies the guidance on a creditor's evaluation of whether it has granted a concession and whether the debtor is experiencing financial difficulties, as follows:

- If a debtor does not have access to funds at a market rate for similar debt, the restructuring would be considered to be at a below-market rate;
- An increase in the contractual interest rate does not preclude the restructuring from being considered a concession, as the new rate could still be below the market interest rate;
- A restructuring that results in a delay in payment that is insignificant is not a concession;
- A creditor should evaluate whether it is probable that the debtor would be in payment default on any of its debt without the modification to determine if the debtor is experiencing financial difficulties; and
- A creditor is precluded from using the effective interest rate test.

Also, ASU 2011-02 requires disclosure of the information required in ASU 2010-20 about troubled debt restructuring, which was previously deferred by ASU 2011-01.

The provisions of ASU 2011-02 were adopted by the Company on July 1, 2011, and applied retrospectively to January 1, 2011. The Company determined, however, that there was no effect on the Company's financial condition, results of operations, or cash flows for the year ended December 31, 2011, as there were no troubled debt restructurings during that period.

Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses
In July 2010, the FASB issued ASU 2010-20, "Receivables (ASC Topic 310): Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses" ("ASU 2010-20"), which requires certain existing disclosures to be disaggregated by class of financing receivable, including the rollforward of the allowance for credit losses, with the ending balance further disaggregated on the basis of

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

impairment method. For each disaggregated ending balance, an entity also is required to disclose the related recorded investment in financing receivables, the nonaccrual status of financing receivables, and impaired financing receivables.

ASU 2010-20 also requires new disclosures by class of financing receivable, including credit quality indicators, aging of past due amounts, the nature and extent of troubled debt restructurings and related defaults, and significant purchases and sales of financing receivables disaggregated by portfolio segment.

In January 2011, the FASB issued ASU 2011-01, which temporarily delayed the effective date of the disclosures about troubled debt restructurings in ASU 2010-20.

The provisions of ASU 2010-20 were adopted by the Company on December 31, 2010, and are included in the Financial Instruments note to these Financial Statements, except for the disclosures about troubled debt restructurings included in ASU 2011-02, which was adopted by the Company on July 1, 2011 (see above). The disclosures that include information for activity that occurs during a reporting period were adopted by the Company on January 1, 2011 and are included in the Financial Instruments note to these Financial Statements. As this pronouncement only pertains to additional disclosure, the adoption had no effect on the Company's financial condition, results of operations, or cash flows.

Scope Exception Related to Embedded Credit Derivatives
In March 2010, the FASB issued ASU 2010-11, "Derivatives and Hedging (ASC Topic 815): Scope Exception Related to Embedded Credit Derivatives" ("ASU 2010-11"), which clarifies that the only type of embedded credit derivatives that are exempt from bifurcation requirements are those that relate to the subordination of one financial instrument to another.

The provisions of ASU 2010-11 were adopted by the Company on July 1, 2010. The Company determined, however, that there was no effect on the Company's financial condition, results of operations, or cash flows upon adoption, as the guidance is consistent with that previously applied.

Improvements to Financial Reporting by Enterprises Involved in Variable Interest Entities
In December 2009, the FASB issued ASU 2009-17, "Consolidations (ASC Topic 810): Improvements to Financial Reporting by Enterprises Involved in Variable Interest Entities," ("ASU 2009-17"), which eliminates the exemption for qualifying special-purpose entities ("QSPEs"), as well as amends the consolidation guidance for variable interest entities ("VIEs"), as follows:

▪ Removes the quantitative-based assessment for consolidation of VIEs and, instead, requires a qualitative assessment of whether an entity has the power to direct the

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

> VIE's activities, and whether the entity has the obligation to absorb losses or the right to receive benefits that could be significant to the VIE;
>
> - Requires an ongoing reassessment of whether an entity is the primary beneficiary of a VIE; and
> - Requires enhanced disclosures, including (i) presentation on the balance sheet of assets and liabilities of consolidated VIEs that meet the separate presentation criteria and disclosure of assets and liabilities recognized on the balance sheet and (ii) the maximum exposure to loss for those VIEs in which a reporting entity is determined not to be the primary beneficiary, but in which the reporting entity has a variable interest.

In addition, in February 2010, the FASB issued ASU 2010-10, "Consolidation (ASC Topic 810): Amendments for Certain Investment Funds" (ASU 2010-10), which defers to ASU 2009-17 for reporting entity's interests in certain investment funds that have attributes of investment companies, for which the reporting entity does not have an obligation to fund losses, and that are not structured as securitization entities.

The provisions of ASU 2009-17 and ASU 2010-10 were adopted on January 1, 2010. The Company determined, however, that there was no effect on the Company's financial condition, results of operations, or cash flows upon adoption, as the consolidation conclusions were consistent with those under previous U.S. GAAP. The disclosure provisions required by ASU 2009-17 are presented in the Financial Instruments note to these Financial Statements.

Recognition and Presentation of Other-than-temporary Impairments
In April 2009, the FASB issued new guidance on recognition and presentation of OTTIs, included in ASC Topic 320, "Investments-Debt and Equity Securities", which requires:

- Noncredit related impairments to be recognized in Other comprehensive income (loss), if management asserts that it does not have the intent to sell the security and that it is more likely than not that the entity will not have to sell the security before recovery of the amortized cost basis;
- Total OTTIs to be presented in the Statements of Operations with an offset recognized in AOCI for the noncredit related impairments;
- A cumulative effect adjustment as of the beginning of the period of adoption to reclassify the noncredit component of a previously recognized OTTI from Retained earnings (deficit) to AOCI; and
- Additional interim disclosures for debt and equity securities regarding types of securities held, unrealized losses, and OTTIs.

These provisions, as included in ASC Topic 320, were adopted by the Company on April 1, 2009. As a result of implementation, the Company recognized a cumulative effect of change in accounting principle of $312.0 after considering the effects of DAC and income taxes of $(139.1) and $48.6, respectively, as an increase to April 1, 2009

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Retained earnings (deficit) with a corresponding decrease to AOCI, with no overall change to shareholder's equity. See the Investments note to these Financial Statements for further information on the Company's OTTIs, including additional required disclosures.

Disclosures about Derivative Instruments and Hedging Activities
In March 2008, the FASB issued new guidance on disclosures about derivative instruments and hedging activities, included in ASC Topic 815, "Derivatives and Hedging", which requires enhanced disclosures about objectives and strategies for using derivatives, fair value amounts of, and gains and losses on, derivative instruments, and credit-risk-related contingent features in derivative agreements, including:

- How and why derivative instruments are used;
- How derivative instruments and related hedged items are accounted for; and
- How derivative instruments and related hedged items affect an entity's financial statements.

These provisions, as included in ASC Topic 815, were adopted by the Company on January 1, 2009, and are included in the "Derivative Financial Instruments" section above and the Fair Value Measurements note to these Financial Statements. As the pronouncement only pertains to additional disclosure, the adoption had no effect on the Company's financial condition, results of operations, or cash flows.

Accounting for Transfers of Financial Assets
In December 2009, the FASB issued ASU 2009-16 "Transfers and Servicing (ASC Topic 860): Accounting for Transfers of Financial Assets" ("ASU 2009-16"), which eliminates the QSPE concept and requires a transferor of financial assets to:

- Consider the transferor's continuing involvement in assets, limiting the circumstances in which a financial asset should be derecognized when the transferor has not transferred the entire asset to an entity that is not consolidated;
- Account for the transfer as a sale only if an entity transfers an entire financial asset and surrenders control, unless the transfer meets the conditions for a participating interest; and
- Recognize and initially measure at fair value all assets obtained and liabilities incurred as a result of a transfer of financial assets accounted for as a sale.

The provisions of ASU 2009-16 were adopted on January 1, 2010. The Company determined, however, that there was no effect on the Company's financial condition, results of operations, or cash flows upon adoption, as the Company did not have any QSPEs under previous U.S. GAAP, and the requirements for sale accounting treatment are consistent with those previously applied by the Company.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Business Combinations

Disclosure of Supplementary Pro Forma Information for Business Combinations
In December 2010, the FASB issued ASU 2010-29, "Business Combinations (ASC Topic 805): Disclosure of Supplementary Pro Forma Information for Business Combinations" ("ASU 2010-29"), which clarifies that if an entity presents comparative financial statements, it should disclose revenue and earnings of the combined entity as though the business combination that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period. Also, ASU 2010-29 expands the supplemental pro forma disclosures under Topic 805 to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the pro forma revenue and earnings.

The provisions of ASU 2010-29 were adopted by the Company on January 1, 2011 for business combinations occurring on or after that date. The Company determined, however, that there was no effect on the Company's financial condition, results of operations, cash flows, or disclosures for the year ended December 31, 2011, as there were no business combinations during the period.

Fair Value

Improving Disclosures about Fair Value Measurements
In January 2010, the FASB issued ASU 2010-06, "Fair Value Measurements and Disclosure (ASC Topic 820): Improving Disclosures about Fair Value Measurements," ("ASU 2010-06"), which requires several new disclosures, as well as clarification to existing disclosures, as follows:

- Significant transfers in and out of Level 1 and Level 2 fair value measurements and the reason for the transfers;
- Purchases, sales, issuances, and settlement, in the Level 3 fair value measurements reconciliation on a gross basis;
- Fair value measurement disclosures for each class of assets and liabilities (i.e., disaggregated); and
- Valuation techniques and inputs for both recurring and nonrecurring fair value measurements that fall in either Level 2 or Level 3 fair value measurements.

The provisions of ASU 2010-06 were adopted by the Company on January 1, 2010, except for the disclosures related to the Level 3 reconciliation, which were adopted by the Company on January 1, 2011. The disclosures required by ASU 2010-06 are included in the Financial Instruments note to these Financial Statements. As the pronouncement only pertains to additional disclosure, the adoption had no effect on the Company's financial condition, results of operations, or cash flows.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Measuring the Fair Value of Certain Alternative Investments
In September 2009, the FASB issued ASU 2009-12, "Fair Value Measurements and Disclosures (ASC Topic 820): Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)" ("ASU 2009-12"), which allows the use of net asset value to estimate the fair value of certain alternative investments, such as interests in hedge funds, private equity funds, real estate funds, venture capital funds, offshore fund vehicles, and funds of funds. In addition, ASU 2009-12 requires disclosures about the attributes of such investments.

The provisions of ASU 2009-12 were adopted by the Company on December 31, 2009. The Company determined, however, that there was no effect on the Company's financial condition, results of operations, or cash flows upon adoption, as its guidance is consistent with that previously applied by the Company. The disclosure provisions required by ASU 2009-12 are presented in the Investments note to these Financial Statements.

Interim Disclosures about Fair Value of Financial Instruments
In April 2009, the FASB issued new guidance on interim disclosures about fair value of financial instruments, included in ASC Topic 825, "Financial Instruments", which requires that the fair value of financial instruments be disclosed in an entity's interim financial statements, as well as in annual financial statements. The provisions included in ASC Topic 825 also require that fair value information be presented with the related carrying value and that the method and significant assumptions used to estimate fair value, as well as changes in method and significant assumptions, be disclosed.

These provisions, as included in ASC Topic 825, were adopted by the Company on April 1, 2009, and are presented in the Fair Value Measurements note to these Financial Statements. The adoption had no effect on the Company's financial condition, results of operations, or cash flows, as the pronouncement only pertains to additional disclosure.

Other Pronouncements

Presentation of Comprehensive Income
In June 2011, the FASB issued ASU 2011-05, "Comprehensive Income (ASC Topic 220): Presentation of Comprehensive Income" ("ASU 2011-05"), which states that an entity has the option to present total comprehensive income and the components of net income and other comprehensive income either in a single, continuous statement of comprehensive income or in two separate, consecutive statements.

In December 2011, the FASB issued ASU 2011-12, which defers the ASU 2011-05 requirements to present, on the face of the financial statements, the effects of reclassification out of AOCI on the components of net income and other comprehensive income.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The Company early adopted provisions of ASU 2011-05 and ASU 2010-12 as of December 31, 2011, and applied the provisions retrospectively. The Statement of Comprehensive Income, with corresponding revisions to the Statements of Changes in Shareholder's Equity, is included in the Financial Statements. In addition, the required disclosures are included in the AOCI note to these Financial Statements.

Consolidation Analysis of Investments Held through Separate Accounts
In April 2010, the FASB issued ASU 2010-15, "Financial Services - Insurance (ASC Topic 944): How Investments Held through Separate Accounts Affect an Insurer's Consolidation Analysis of Those Investments" ("ASU 2010-15"), which clarifies that an insurance entity generally should not consider any separate account interests in an investment held for the benefit of policyholders to be the insurer's interests, and should not combine those separate account interests with its general account interest in the same investment when assessing the investment for consolidation.

The provisions of ASU 2010-15 were adopted by the Company on January 1, 2011; however, the Company determined that there was no effect on its financial condition, results of operations, or cash flows upon adoption, as the guidance is consistent with that previously applied by the Company.

Subsequent Events
In May 2009, the FASB issued new guidance on subsequent events, included in ASC Topic 855, "Subsequent Events," which establishes:

- The period after the balance sheet date during which an entity should evaluate events or transactions for potential recognition or disclosure in the financial statements;
- The circumstances under which an entity should recognize such events or transactions in its financial statements; and
- Disclosures regarding such events or transactions and the date through which an entity has evaluated subsequent events.

These provisions, as included in ASC Topic 855, were adopted by the Company on June 30, 2009. In addition, in February 2010, the FASB issued ASU 2010-09, "Subsequent Events (Topic 855): Amendments to Certain Recognition and Disclosure Requirements", which clarifies that a Securities and Exchange Commission ("SEC") filer should evaluate subsequent events through the date the financial statements are issued and eliminates the requirement for an SEC filer to disclose that date, effective upon issuance. The Company determined that there was no effect on the Company's financial condition, results of operations, or cash flows upon adoption, as the guidance is consistent with that previously applied by the Company.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Future Adoption of Accounting Pronouncements

Disclosures about Offsetting Assets & Liabilities
In December 2011, the FASB issued ASU 2011-11, "Balance Sheet (ASC Topic 210): Disclosures about Offsetting Assets and Liabilities" ("ASU 2011-11"), which requires an entity to disclose both gross and net information about instruments and transactions eligible for offset in the statement of financial position, as well as instruments and transactions subject to an agreement similar to a master netting arrangement. In addition, the standard requires disclosure of collateral received and posted in connection with master netting agreements or similar arrangements.

The provisions of ASU 2011-11 are effective, retrospectively, for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual reporting periods. The Company is currently in the process of determining the disclosure impact of adoption of the provisions of ASU 2011-11.

Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards ("IFRSs")
In May 2011, the FASB issued ASU 2011-04, "Fair Value Measurement (ASC Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs" ("ASU 2011-04"), which includes the following amendments:

- The concepts of highest and best use and valuation premise are relevant only when measuring the fair value of nonfinancial assets;
- The requirements for measuring the fair value of equity instruments are consistent with those for measuring liabilities;
- An entity is permitted to measure the fair value of financial instruments managed within a portfolio at the price that would be received to sell or transfer a net position for a particular risk; and
- The application of premiums and discounts in a fair value measurement is related to the unit of account for the asset or liability.

ASU 2011-04 also requires additional disclosures, including use of a nonfinancial asset in a way that differs from its highest and best use, categorization by level for items in which fair value is required to be disclosed, and further information regarding Level 3 fair value measurements.

The provisions of ASU 2011-04 are effective during interim or annual periods beginning after December 15, 2011, and should be applied prospectively. The Company is currently in the process of determining the impact of adoption of the provisions of ASU 2011-04.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Reconsideration of Effective Control for Repurchase Agreements
In April 2011, the FASB issued ASU 2011-03, "Transfers and Servicing (ASC Topic 860): Reconsideration of Effective Control for Repurchase Agreements" ("ASU 2011-03"), which removes from the assessment of effective control (1) the criterion requiring the transferor to have the ability to repurchase or redeem the financial assets on substantially the agreed terms, and (2) the collateral maintenance implementation guidance related to that criterion.

The provisions of ASU 2011-03 are effective for the first interim or annual period beginning on or after December 15, 2011, and should be applied prospectively. The Company is currently in the process of determining the impact of adoption of the provisions of ASU 2011-03.

Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts
In October 2010, the FASB issued ASU 2010-26, "Financial Services - Insurance (ASC Topic 944): Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts" ("ASU 2010-26"), which clarifies what costs relating to the acquisition of new or renewal insurance contracts qualify for deferral. Costs that should be capitalized include (1) incremental direct costs of successful contract acquisition and (2) certain costs related directly to successful acquisition activities (underwriting, policy issuance and processing, medical and inspection, and sales force contract selling) performed by the insurer for the contract. Advertising costs should be included in deferred acquisition costs only if the capitalization criteria in the U.S. GAAP direct-response advertising guidance are met. All other acquisition-related costs should be charged to expense as incurred.

The provisions of ASU 2010-26 are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2011. The Company will adopt the guidance retrospectively. The Company currently estimates the adoption will result in a cumulative effect adjustment, reducing Retained earnings by approximately $490.0 and increasing Other comprehensive income by approximately $95.0 as of January 1, 2012, after considering the effects of income taxes. These impacts are subject to change as the Company is still in the process of finalizing the impact of adoption of the provisions of ASU 2010-26.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

2.   Investments

Fixed Maturities and Equity Securities

Available-for-sale and fair value option fixed maturities and equity securities were as follows as of December 31, 2011.

	Amortized Cost	Gross Unrealized Capital Gains	Gross Unrealized Capital Losses	Fair Value	OTTI[2]
Fixed maturities:					
U.S. Treasuries	$ 1,692.9	$ 92.9	$ -	$ 1,785.8	$ -
U.S. government agencies					
and authorities	19.9	3.8	-	23.7	-
State, municipalities, and political					
subdivisions	98.9	6.8	0.9	104.8	-
U.S. corporate securities:					
Public utilities	1,916.4	188.4	9.7	2,095.1	-
Other corporate securities	7,611.3	596.1	31.7	8,175.7	-
Total U.S. corporate securities	9,527.7	784.5	41.4	10,270.8	-
Foreign securities[1]:					
Government	349.0	26.7	5.4	370.3	-
Other	4,939.4	336.8	64.4	5,211.8	0.1
Total foreign securities	5,288.4	363.5	69.8	5,582.1	0.1
Residential mortgage-backed securities	2,090.0	245.2	90.9	2,244.3	76.0
Commercial mortgage-backed securities	1,910.3	118.0	26.4	2,001.9	1.9
Other asset-backed securities	734.3	15.4	69.6	680.1	-
Total fixed maturities, including					
securities pledged	21,362.4	1,630.1	299.0	22,693.5	78.0
Less: securities pledged	965.0	49.8	2.0	1,012.8	-
Total fixed maturities	20,397.4	1,580.3	297.0	21,680.7	78.0
Equity securities	26.7	1.8	0.8	27.7	-
Total investments	$ 20,424.1	$ 1,582.1	$ 297.8	$ 21,708.4	$ 78.0

[1] Primarily U.S. dollar denominated.

[2] Represents other-than-temporary impairments reported as a component of Other comprehensive income ("noncredit impairments").

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Available-for-sale and fair value option fixed maturities and equity securities were as follows as of December 31, 2010.

	Amortized Cost	Gross Unrealized Capital Gains	Gross Unrealized Capital Losses	Fair Value	OTTI[2]
Fixed maturities:					
U.S. Treasuries	$ 1,595.7	$ 19.4	$ 2.4	$ 1,612.7	$ -
U.S. government agencies and authorities	24.2	0.3	0.2	24.3	-
State, municipalities, and political					
subdivisions	126.5	3.6	11.6	118.5	-
U.S. corporate securities:					
Public utilities	1,609.6	83.9	19.8	1,673.7	-
Other corporate securities	7,433.9	367.2	62.1	7,739.0	0.3
Total U.S. corporate securities	9,043.5	451.1	81.9	9,412.7	0.3
Foreign securities[1]:					
Government	474.6	39.0	4.3	509.3	-
Other	4,742.9	216.7	70.0	4,889.6	0.1
Total foreign securities	5,217.5	255.7	74.3	5,398.9	0.1
Residential mortgage-backed securities	2,028.7	240.8	98.5	2,171.0	67.2
Commercial mortgage-backed securities	2,112.2	125.8	39.1	2,198.9	7.3
Other asset-backed securities	1,213.9	17.8	124.1	1,107.6	32.1
Total fixed maturities, including securities					
pledged	21,362.2	1,114.5	432.1	22,044.6	107.0
Less: securities pledged	886.6	17.5	14.7	889.4	-
Total fixed maturities	20,475.6	1,097.0	417.4	21,155.2	107.0
Equity securities	59.2	6.9	-	66.1	-
Total investments	$ 20,534.8	$ 1,103.9	$ 417.4	$ 21,221.3	$ 107.0

[1] Primarily U.S. dollar denominated.

[2] Represents other-than-temporary impairments reported as a component of Other comprehensive income ("noncredit impairments").

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The fair value and amortized cost of total fixed maturities, including securities pledged, as of December 31, 2011, are shown below by contractual maturity. Actual maturities may differ from contractual maturities as securities may be restructured, called, or prepaid. Mortgage-backed securities and other ABS are shown separately because they are not due at a single maturity date.

	Fair Value	Amortized Cost
Due to mature:		
One year or less	$ 1,472.2	$ 1,444.7
After one year through five years	5,669.9	5,479.9
After five years through ten years	6,390.4	5,987.4
After ten years	4,234.7	3,715.8
Mortgage-backed securities	4,246.2	4,000.3
Other asset-backed securities	680.1	734.3
Fixed maturities, including securities pledged	$ 22,693.5	$ 21,362.4

The Company did not have any investments in a single issuer, other than obligations of the U.S. government and government agencies and the Dutch State loan obligation, with a carrying value in excess of 10% of the Company's Shareholder's equity at December 31, 2011 and 2010.

At December 31, 2011 and 2010, fixed maturities with fair values of $12.2 and $12.4, respectively, were on deposit as required by regulatory authorities.

The Company invests in various categories of collateralized mortgage obligations ("CMOs"), including CMOs that are not agency-backed, that are subject to different degrees of risk from changes in interest rates and defaults. The principal risks inherent in holding CMOs are prepayment and extension risks related to dramatic decreases and increases in interest rates resulting in the prepayment of principal from the underlying mortgages, either earlier or later than originally anticipated. At December 31, 2011 and 2010, approximately 29.3% and 22.9%, respectively, of the Company's CMO holdings were invested in those types of CMOs such as interest-only or principal-only strips, which are subject to more prepayment and extension risk than traditional CMOs.

Certain CMOs, primarily interest-only and principal-only strips are accounted for as hybrid instruments and valued at fair value with changes in fair value reported in Other net realized gains (losses) in the Statements of Operations.

Transfer of Alt-A RMBS Participation Interest and Related Loan to Dutch State

On January 26, 2009, ING announced it reached an agreement, for itself and on behalf of certain ING affiliates including the Company, with the Dutch State on an Illiquid Assets Back-Up Facility covering 80% of ING's Alt-A RMBS. Refer to the Related Party Transactions note to these Financial Statements for further details of these agreements.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Variable Interest Entities

The Company holds certain VIEs for investment purposes. VIEs may be in the form of private placement securities, structured securities, securitization transactions, or limited partnerships. The Company has reviewed each of its holdings and determined that consolidation of these investments in the Company's financial statements is not required, as the Company is not the primary beneficiary, because the Company does not have both the power to direct the activities that most significantly impact the entity's economic performance and the obligation or right to potentially significant losses or benefits, for any of its investments in VIEs. The Company provided no non-contractual financial support and its carrying value represents the Company's exposure to loss. The carrying value of collateralized loan obligations ("CLOs") of $3.5 and $2.7 at December 31, 2011 and 2010, respectively, is included in Limited partnerships/corporations on the Balance Sheets. Income and losses recognized on these investments are reported in Net investment income on the Statements of Operations.

Securitizations

The Company invests in various tranches of securitization entities, including RMBS, CMBS and ABS. Some RMBS investments are in various senior level tranches of mortgage securitizations issued and guaranteed by Fannie Mae, Freddie Mac, or a similar government-sponsored entity, typically referred to as "agency pass-through" investments. These securitizations pool residential mortgages and pass through the principal and interest to investors based on the terms of each tranche or portion of the total pool. Investments held by the Company in non-agency RMBS and CMBS also include interest-only, principal-only, and inverse floating securities. Through its investments, the Company is not obligated to provide any financial or other support to these entities.

Each of the RMBS, CMBS, and ABS entities described above are thinly capitalized by design, and considered VIEs under ASC 810-10-25 as amended by ASU 2009-17. As discussed above, the Company's involvement with these entities is limited to that of a passive investor. The Company has no unilateral right to appoint or remove the servicer, special servicer, or investment manager, which are generally viewed to have the power to direct the activities that most significantly impact the securitization entities' economic performance, in any of these entities, nor does the Company function in any of these roles. The Company through its investments or other arrangements does not have the obligation to absorb losses or the right to receive benefits from the entity that could potentially be significant to the entity. Therefore, the Company is not the primary beneficiary and will not consolidate any of the RMBS, CMBS, and ABS entities in which it holds investments. These investments are accounted for as investments as described in the Business, Basis of Presentation and Significant Accounting Policies note to these Financial Statements.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Fixed Maturity Securities Credit Quality - Ratings

The Securities Valuation Office ("SVO") of the National Association of Insurance Commissioners ("NAIC") evaluates the fixed maturity security investments of insurers for regulatory reporting and capital assessment purposes and assigns securities to one of six credit quality categories called "NAIC designations." An internally developed rating is used as permitted by the NAIC, if no rating is available. The NAIC designations are generally similar to the credit quality designations of a Nationally Recognized Statistical Rating Organization ("NRSRO") for marketable fixed maturity securities, called "rating agency designations," except for certain structured securities as described below. NAIC designations of "1," highest quality, and "2," high quality, include fixed maturity securities generally considered investment grade ("IG") by such rating organizations. NAIC designations 3 through 6 include fixed maturity securities generally considered below investment grade ("BIG") by such rating organizations.

The NAIC adopted revised designation methodologies for non−agency RMBS, including RMBS backed by subprime mortgage loans reported within ABS, that became effective December 31, 2009 and for CMBS that became effective December 31, 2010. The NAIC's objective with the revised designation methodologies for these structured securities was to increase the accuracy in assessing expected losses, and to use the improved assessment to determine a more appropriate capital requirement for such structured securities. The revised methodologies reduce regulatory reliance on rating agencies and allow for greater regulatory input into the assumptions used to estimate expected losses from such structured securities.

As a result of time lags between the funding of investments, the finalization of legal documents and the completion of the SVO filing process, the fixed maturity portfolio generally includes securities that have not yet been rated by the SVO as of each balance sheet date, such as private placements. Pending receipt of SVO ratings, the categorization of these securities by NAIC designation is based on the expected ratings indicated by internal analysis.

Information about the Company's fixed maturity securities holdings, including securities pledged, by NAIC designations is set forth in the following tables. Corresponding rating agency designation does not directly translate to NAIC designation, but represents the Company's best estimate of comparable ratings from rating agencies, including Moody's, S&P, and Fitch. If no rating is available from a rating agency, then an internally developed rating is used.

It is management's objective that the portfolio of fixed maturities be of high quality and be well diversified by market sector. The fixed maturities in the Company's portfolio are generally rated by external rating agencies and, if not externally rated, are rated by the Company on a basis believed to be similar to that used by the rating agencies. Ratings are

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

derived from three NRSRO ratings and are applied as follows based on the number of agency rating received:

- when three ratings are received then the middle rating is applied;
- when two ratings are received then the lower rating is applied;
- when a single rating is received, the NRSRO rating is applied;
- and, when ratings are unavailable then an internal rating is applied.

Unrealized Capital Losses

Unrealized capital losses (including noncredit impairments) in fixed maturities, including securities pledged to creditors, for IG and BIG securities by duration, based on NAIC designations, were as follows at December 31, 2011 and 2010.

	2011				2010			
	IG	% of IG and BIG	BIG	% of IG and BIG	IG	% of IG and BIG	BIG	% of IG and BIG
Six months or less below amortized cost	$ 40.0	13.4%	$ 10.9	3.6%	$ 124.6	28.8%	$ 12.4	2.9%
More than six months and twelve months or less below amortized cost	38.3	12.8%	4.0	1.3%	2.2	0.5%	0.1	0.0%
More than twelve months below amortized cost	136.5	45.7%	69.3	23.2%	167.5	38.8%	125.3	29.0%
Total unrealized capital loss	$ 214.8	71.9%	$ 84.2	28.1%	$ 294.3	68.1%	$ 137.8	31.9%

Unrealized capital losses (including noncredit impairments) in fixed maturities, including securities pledged to creditors, for securities rated BBB and above (Investment Grade ("IG")) and securities rated BB and below (Below Investment Grade ("BIG")) by duration, based on NRSRO ratings, were as follows at December 31, 2011 and 2010.

	2011				2010			
	IG	% of IG and BIG	BIG	% of IG and BIG	IG	% of IG and BIG	BIG	% of IG and BIG
Six months or less below amortized cost	$ 40.3	13.5%	$ 10.6	3.5%	$ 125.0	29.0%	$ 12.0	2.8%
More than six months and twelve months or less below amortized cost	26.9	9.0%	15.4	5.2%	2.2	0.5%	0.1	0.0%
More than twelve months below amortized cost	69.8	23.3%	136.0	45.5%	97.8	22.6%	195.0	45.1%
Total unrealized capital loss	$ 137.0	45.8%	$ 162.0	54.2%	$ 225.0	52.1%	$ 207.1	47.9%

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Unrealized capital losses (including noncredit impairments), along with the fair value of fixed maturities, including securities pledged to creditors, by market sector and duration were as follows at December 31, 2011 and 2010.

	Six Months or Less Below Amortized Cost		More Than Six Months and Twelve Months or Less Below Amortized Cost		More Than Twelve Months Below Amortized Cost		Total	
	Fair Value	Unrealized Capital Loss	Fair Value	Unrealized Capital Loss	Fair Value	Unrealized Capital Loss	Fair Value	Unrealized Capital Loss
2011								
U.S. Treasuries	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
U.S. government agencies and authorities	-	-	-	-	-	-	-	-
U.S. corporate, state, and municipalities	798.9	17.6	97.6	4.1	208.0	20.6	1,104.5	42.3
Foreign	476.5	30.2	51.1	5.0	339.5	34.6	867.1	69.8
Residential mortgage-backed	74.6	0.9	188.2	5.7	305.6	84.3	568.4	90.9
Commercial mortgage-backed	155.1	1.9	234.7	17.9	35.7	6.6	425.5	26.4
Other asset-backed	42.6	0.3	26.5	9.6	142.1	59.7	211.2	69.6
Total	$ 1,547.7	$ 50.9	$ 598.1	$ 42.3	$ 1,030.9	$ 205.8	$ 3,176.7	$ 299.0
2010								
U.S. Treasuries	$ 677.8	$ 2.4	$ -	$ -	$ -	$ -	$ 677.8	$ 2.4
U.S. government agencies and authorities	18.1	0.2	-	-	-	-	18.1	0.2
U.S. corporate, state, and municipalities	2,494.7	73.0	37.1	1.0	258.9	19.5	2,790.7	93.5
Foreign	1,277.5	52.8	35.8	1.1	195.4	20.4	1,508.7	74.3
Residential mortgage-backed	472.6	7.2	1.0	0.1	336.5	91.2	810.1	98.5
Commercial mortgage-backed	22.6	0.4	4.3	0.1	390.2	38.6	417.1	39.1
Other asset-backed	133.5	1.0	8.7	0.0	441.6	123.1	583.8	124.1
Total	$ 5,096.8	$ 137.0	$ 86.9	$ 2.3	$ 1,622.6	$ 292.8	$ 6,806.3	$ 432.1

Of the unrealized capital losses aged more than twelve months, the average market value of the related fixed maturities was 83.4% of the average book value as of December 31, 2011.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Unrealized capital losses (including noncredit impairments) in fixed maturities, including securities pledged to creditors, for instances in which fair value declined below amortized cost by greater than or less than 20% for consecutive periods as indicated in the tables below, were as follows for December 31, 2011 and 2010.

	Amortized Cost		Unrealized Capital Loss		Number of Securities	
	< 20%	> 20%	< 20%	> 20%	< 20%	> 20%
2011						
Six months or less						
below amortized cost	$ 1,638.7	$ 178.0	$ 52.5	$ 52.5	271	49
More than six months and						
twelve months or less						
below amortized cost	645.4	57.1	38.0	17.3	67	22
More than twelve months						
below amortized cost	735.1	221.4	47.0	91.7	126	80
Total	$ 3,019.2	$ 456.5	$ 137.5	$ 161.5	464	151
2010						
Six months or less						
below amortized cost	$ 5,650.7	$ 49.3	$ 172.3	$ 13.2	585	14
More than six months and						
twelve months or less						
below amortized cost	289.5	18.9	15.9	4.8	46	3
More than twelve months						
below amortized cost	688.7	541.3	40.6	185.3	95	137
Total	$ 6,628.9	$ 609.5	$ 228.8	$ 203.3	726	154

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Unrealized capital losses (including noncredit impairments) in fixed maturities, including securities pledged to creditors, by market sector for instances in which fair value declined below amortized cost by greater than or less than 20% for consecutive periods as indicated in the tables below, were as follows for December 31, 2011 and 2010.

	Amortized Cost		Unrealized Capital Loss		Number of Securities	
	< 20%	> 20%	< 20%	> 20%	< 20%	> 20%
2011						
U.S. Treasuries	$ -	$ -	$ -	$ -	-	-
U.S. government agencies						
and authorities	-	-	-	-	-	-
U.S. corporate, state and						
municipalities	1,112.3	34.5	32.4	9.9	137	5
Foreign	850.6	86.3	41.7	28.1	131	12
Residential mortgage-backed	500.9	158.4	31.7	59.2	98	89
Commercial mortgage-backed	446.3	5.6	25.1	1.3	24	1
Other asset-backed	109.1	171.7	6.6	63.0	74	44
Total	$ 3,019.2	$ 456.5	$ 137.5	$ 161.5	464	151
2010						
U.S. Treasuries	$ 680.2	$ -	$ 2.4	$ -	2	-
U.S. government agencies						
and authorities	18.3	-	0.2	-	2	-
U.S. corporate, state and						
municipalities	2,850.0	34.2	84.1	9.4	279	6
Foreign	1,563.7	19.3	69.2	5.1	142	7
Residential mortgage-backed	636.6	272.0	22.1	76.4	121	77
Commercial mortgage-backed	418.6	37.6	22.1	17.0	27	9
Other asset-backed	461.5	246.4	28.7	95.4	153	55
Total	$ 6,628.9	$ 609.5	$ 228.8	$ 203.3	726	154

At December 31, 2011, the Company held no fixed maturity with an unrealized capital loss in excess of $10.0. At December 31, 2010, the Company held 1 fixed maturity with an unrealized capital loss in excess of $10.0. The unrealized capital loss on this fixed maturity equaled $17.8, or 4.1% of the total unrealized losses, as of December 31, 2010.

All investments with fair values less than amortized cost are included in the Company's other-than-temporary impairment analysis, and impairments were recognized as disclosed in OTTI, which follows this section. After detailed impairment analysis was completed, management determined that the remaining investments in an unrealized loss position were not other-than-temporarily impaired, and therefore no further other-than-temporary impairment was necessary.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Other-Than-Temporary Impairments

The following tables identify the Company's credit-related and intent-related impairments included in the Statements of Operations, excluding noncredit impairments included in AOCI, by type for the years ended December 31, 2011, 2010, and 2009.

	2011		2010		2009	
	Impairment	No. of Securities	Impairment	No. of Securities	Impairment	No. of Securities
U.S. Treasuries	$ -	-	$ -	-	$ 114.7	10
U.S. corporate	9.5	17	4.8	19	55.2	55
Foreign[1]	27.2	52	30.7	23	31.1	45
Residential mortgage-backed	12.3	65	24.5	67	78.6	84
Commercial mortgage-backed	49.7	14	23.2	7	70.9	5
Other asset-backed	74.8	60	104.6	54	114.5	44
Equity	-	-	0.0	1	3.3	5
Public utilities	-	-	0.3	5	-	-
Mortgage loans on real estate	6.9	5	6.3	5	20.9	8
Limited partnerships	-	-	-	-	0.4	1
Total	$ 180.4	213	$ 194.4	181	$ 489.6	257

[1] Primary U.S. dollar denominated.

The above tables include $27.6, $95.5, and $171.2, for the years ended December 31, 2011, 2010, and 2009, respectively, in other-than-temporary write-downs related to credit impairments, which are recognized in earnings. The remaining $152.8, $98.9, and $318.4, in write-downs for the years ended December 31, 2011, 2010, and 2009, respectively, are related to intent impairments. The following tables summarize these intent impairments, which are also recognized in earnings, by type for the years ended December 31, 2011, 2010, and 2009.

	2011		2010		2009	
	Impairment	No. of Securities	Impairment	No. of Securities	Impairment	No. of Securities
U.S. Treasuries	$ -	-	$ -	-	$ 114.7	10
U.S. Corporate	9.5	16	3.8	18	45.9	41
Foreign[1]	24.1	48	12.8	18	25.6	41
Residential mortgage-backed	1.8	8	6.1	11	2.9	1
Commercial mortgage-backed	45.5	14	3.9	2	70.9	5
Other asset-backed	71.9	59	72.0	35	58.4	13
Public utilities	-	-	0.3	5	-	-
Total	$ 152.8	145	$ 98.9	89	$ 318.4	111

[1] Primarily U.S. dollar denominated.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The Company may sell securities during the period in which fair value has declined below amortized cost for fixed maturities or cost for equity securities. In certain situations, new factors, including changes in the business environment, can change the Company's previous intent to continue holding a security.

The fair value of fixed maturities with other-than-temporary impairments as of December 31, 2011, 2010, and 2009 was $2.1 billion, $2.3 billion, and $2.4 billion, respectively.

The following tables identify the amount of credit impairments on fixed maturities for the years ended December 31, 2011, 2010, and 2009, for which a portion of the OTTI was recognized in AOCI, and the corresponding changes in such amounts.

	2011	2010	2009
Balance at January 1	$ 118.2	$ 123.3	$ -
Implementation of OTTI guidance included in			
ASC Topic 320[1]	-	-	92.7
Additional credit impairments:			
On securities not previously impaired	5.0	20.0	21.7
On securities previously impaired	6.7	23.4	13.8
Reductions:			
Intent Impairments	(3.4)	(7.1)	-
Securities sold, matured, prepaid or paid down	(62.4)	(41.4)	(4.9)
Balance at December 31	$ 64.1	$ 118.2	$ 123.3

[1] Represents credit losses remaining in Retained earnings related to the adoption of new guidance on OTTI, included in ASC Topic 320, on April 1, 2009.

Net Investment Income

Sources of Net investment income were as follows for the years ended December 31, 2011, 2010, and 2009.

	2011	2010	2009
Fixed maturities	$ 1,242.5	$ 1,182.2	$ 1,240.9
Equity securities, available-for-sale	3.7	4.5	19.1
Mortgage loans on real estate	174.9	180.8	198.7
Real Estate	-	(3.3)	-
Policy loans	6.6	7.2	7.6
Short-term investments and cash equivalents	2.0	4.1	5.6
Limited partnerships/corporations	17.1	20.0	(10.1)
Other	21.3	14.0	10.8
Gross investment income	1,468.1	1,409.5	1,472.6
Less: investment expenses	58.8	53.1	60.2
Net investment income	$ 1,409.3	$ 1,356.4	$ 1,412.4

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Net Realized Capital Gains (Losses)

Net realized capital gains (losses) are comprised of the difference between the amortized cost of investments and proceeds from sale, and redemption, as well as losses incurred due to credit-related and intent-related other-than-temporary impairment of investments and changes in fair value of fixed maturities accounted for using the fair value option and derivatives. The cost of the investments on disposal is generally determined based on first-in-first-out ("FIFO") methodology. Net realized capital gains (losses) on investments were as follows for the years ended December 31, 2011, 2010, and 2009.

	2011	2010	2009
Fixed maturities, available-for-sale, including			
securities pledged	$ 33.7	$ 11.8	$ (298.0)
Fixed maturities at fair value using the fair value option	(34.4)	(14.6)	117.6
Equity securities, available-for-sale	(0.2)	1.9	6.4
Derivatives	748.7	(795.6)	(2,307.2)
Other investments	(5.7)	(9.2)	(15.9)
Net realized capital gains (losses)	$ 742.1	$ (805.7)	$ (2,497.1)
After-tax net realized capital losses	$ 591.4	$ (580.7)	$ (1,590.2)

Proceeds from the sale of fixed maturities and equity securities and the related gross realized gains and losses were as follows for the periods ended December 31, 2011, 2010, and 2009.

	2011	2010	2009
Proceeds on sales	$ 3,821.9	$ 6,211.7	$ 5,202.4
Gross gains	238.0	243.1	173.3
Gross losses	33.7	37.4	98.3

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

3. Financial Instruments

The following tables present the Company's hierarchy for its assets and liabilities measured at fair value on a recurring basis as of December 31, 2011 and 2010.

		2011		
	Level 1	Level 2	Level 3[1]	Total
Assets:				
Fixed maturities				
including securities pledged:				
U.S. Treasuries	$ 1,778.0	$ 7.8	$ -	$ 1,785.8
U.S government agencies and authorities	-	23.7	-	23.7
U.S. corporate, state and municipalities	-	10,251.1	124.5	10,375.6
Foreign	-	5,525.2	56.9	5,582.1
Residential mortgage-backed securities	-	2,183.6	60.7	2,244.3
Commercial mortgage-backed securities	-	2,001.9	-	2,001.9
Other asset-backed securities	-	600.8	79.3	680.1
Equity securities, available-for-sale	11.4	-	16.3	27.7
Derivatives:				
Interest rate contracts	4.0	1,596.0	-	1,600.0
Foreign exchange contracts	-	9.7	-	9.7
Equity contracts	26.5	-	33.6	60.1
Credit contracts	-	0.9	-	0.9
Cash and cash equivalents, short-term				
investments, and short-term investments				
under securities loan agreement	2,760.7	5.8	-	2,766.5
Assets held in separate accounts	39,356.9	-	-	39,356.9
Total	$ 43,937.5	$ 22,206.5	$ 371.3	$ 66,515.3
Liabilities:				
Investment contract guarantees:				
Fixed Indexed Annuities ("FIA")	$ -	$ -	$ 1,282.2	$ 1,282.2
Guaranteed Minimum Withdrawal and				
Accumulation Benefits ("GMWB"				
and "GMAB")	-	-	114.9	114.9
Embedded derivative on reinsurance	-	230.9	-	230.9
Derivatives:				
Interest rate contracts	-	526.7	-	526.7
Foreign exchange contracts	-	42.4	-	42.4
Equity contracts	3.3	-	25.1	28.4
Credit contracts	-	1.2	12.9	14.1
Total	$ 3.3	$ 801.2	$ 1,435.1	$ 2,239.6

[1] Level 3 net assets and liabilities accounted for (1.7)% of total net assets and liabilities measured at fair value on a recurring basis. Excluding separate accounts assets for which the policyholder bears the risk, the Level 3 net assets and liabilities in relation to total net assets and liabilities measured at fair value on a recurring basis totaled (4.3)%.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

	2010			
	Level 1	Level 2	Level 3[1]	Total
Assets:				
Fixed maturities				
including securities pledged:				
U.S. Treasuries	$ 1,552.3	$ 60.4	$ -	$ 1,612.7
U.S government agencies and authorities	-	24.3	-	24.3
U.S. corporate, state and municipalities	-	9,491.1	40.1	9,531.2
Foreign	-	5,389.1	9.8	5,398.9
Residential mortgage-backed securities	-	1,979.5	191.5	2,171.0
Commercial mortgage-backed securities	-	2,198.9	-	2,198.9
Other asset-backed securities	-	458.2	649.4	1,107.6
Equity securities, available-for-sale	52.6	-	13.5	66.1
Derivatives:				
Interest rate contracts	2.6	162.5	12.0	177.1
Foreign exchange contracts	-	5.1	-	5.1
Equity contracts	12.4	-	95.3	107.7
Credit contracts	-	3.2	-	3.2
Embedded derivative on reinsurance	-	20.9	-	20.9
Cash and cash equivalents, short-term				
investments, and short-term investments				
under securities loan agreement	1,155.8	-	-	1,155.8
Assets held in separate accounts	44,413.3	-	-	44,413.3
Total	$ 47,189.0	$ 19,793.2	$ 1,011.6	$ 67,993.8
Liabilities:				
Investment contract guarantees:				
Fixed Indexed Annuities ("FIA")	$ -	$ -	$ 1,165.5	$ 1,165.5
Guaranteed Minimum Withdrawal and				
Accumulation Benefits ("GMWB"				
and "GMAB")	-	-	77.0	77.0
Derivatives:				
Interest rate contracts	-	419.2	0.3	419.5
Foreign exchange contracts	-	42.1	-	42.1
Equity contracts	0.8	-	16.0	16.8
Credit contracts	-	0.1	14.4	14.5
Total	$ 0.8	$ 461.4	$ 1,273.2	$ 1,735.4

[1] Level 3 net assets and liabilities accounted for (0.4)% of total net assets and liabilities measured at fair value on a recurring basis. Excluding separate accounts assets for which the policyholder bears the risk, the Level 3 net assets and liabilities in relation to total net assets and liabilities measured at fair value on a recurring basis totaled (1.2)%.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Transfers in and out of Level 1 and 2

There were no transfers between Levels 1 and Level 2 for the year ended December 31, 2011.

During 2010, certain U.S. Treasury securities valued by commercial pricing services where prices are derived using market observable inputs have been transferred from Level 1 to Level 2. These securities for the year ended December 31, 2010, include U.S. Treasury strips of $79.4 in which prices are modeled incorporating a variety of market observable information in their valuation techniques, including benchmark yields, broker-dealer quotes, credit quality, issuer spreads, bids, offers and other reference data. The Company's policy is to recognize transfers in and transfers out as of the beginning of the reporting period.

Valuation of Financial Assets and Liabilities

As described below, certain assets and liabilities are measured at estimated fair value on the Company's Balance Sheets. In addition, further disclosure of estimated fair values is included in this Financial Instruments note. The Company defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The exit price and the transaction (or entry) price will be the same at initial recognition in many circumstances. However, in certain cases, the transaction price may not represent fair value. The fair value of a liability is based on the amount that would be paid to transfer a liability to a third-party with an equal credit standing. Fair value is required to be a market-based measurement which is determined based on a hypothetical transaction at the measurement date, from a market participant's perspective. The Company considers three broad valuation techniques when a quoted price is unavailable: (i) the market approach, (ii) the income approach and (iii) the cost approach. The Company determines the most appropriate valuation technique to use, given the instrument being measured and the availability of sufficient inputs. The Company prioritizes the inputs to fair valuation techniques and allows for the use of unobservable inputs to the extent that observable inputs are not available.

The Company utilizes a number of valuation methodologies to determine the fair values of its financial assets and liabilities in conformity with the concepts of "exit price" and the fair value hierarchy as prescribed in ASC Topic 820. Valuations are obtained from third party commercial pricing services, brokers, and industry-standard, vendor-provided software that models the value based on market observable inputs. The valuations obtained from brokers and third-party commercial pricing services are non-binding. The Company reviews the assumptions and inputs used by third party commercial pricing services for each reporting period in order to determine an appropriate fair value hierarchy level. The documentation and analysis obtained from the third party

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

commercial pricing services are reviewed by the Company, including in-depth validation procedures confirming the observability of inputs. The valuations are reviewed and validated monthly through the internal valuation committee price variance review, comparisons to internal pricing models, back testing to recent trades, or monitoring of trading volumes.

All valuation methods and assumptions are validated at least quarterly to ensure the accuracy and relevance of the fair values. There were no material changes to the valuation methods or assumptions used to determine fair values during 2011 and 2010, except for the Company's use of commercial pricing services to value certain CMOs which commenced in the first quarter of 2010. Certain CMOs were previously valued using an average of broker quotes when more than one broker quote is provided.

The following valuation methods and assumptions were used by the Company in estimating the reported values for the investments and derivatives described below:

Fixed maturities: The fair values for the actively traded marketable bonds are determined based upon the quoted market prices and are classified as Level 1 assets. Assets in this category would primarily include certain U.S. Treasury securities. The fair values for marketable bonds without an active market are obtained through several commercial pricing services, which provide the estimated fair values. These services incorporate a variety of market observable information in their valuation techniques, including benchmark yields, broker-dealer quotes, credit quality, issuer spreads, bids, offers and other reference data and are classified as Level 2 assets. This category includes U.S. and foreign corporate bonds, ABS, U.S. agency and government guaranteed securities, CMBS, and RMBS, including certain CMO assets and subprime RMBS. During the first quarter of 2011, the market for subprime RMBS had been determined to be active, and as such, these securities are now included in Level 2 of the valuation hierarchy.

Generally, the Company does not obtain more than one vendor price from pricing services per instrument. The Company uses a hierarchy process in which prices are obtained from a primary vendor, and, if that vendor is unable to provide the price, the next vendor in the hierarchy is contacted until a price is obtained or it is determined that a price cannot be obtained from a commercial pricing service. When a price cannot be obtained from a commercial pricing service, independent broker quotes are solicited. Securities priced using independent broker quotes are classified as Level 3.

Broker quotes and prices obtained from pricing services are reviewed and validated monthly through an internal valuation committee price variance review, comparisons to internal pricing models, back testing to recent trades, or monitoring of trading volumes. At December 31, 2011, $163.6 and $17.6 billion of a total of $22.7 billion in fixed maturities were valued using unadjusted broker quotes and unadjusted prices obtained from pricing services, respectively, and verified through the review process.   The

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

remaining balance in fixed maturities consisted primarily of privately placed bonds valued using a matrix-based pricing model.

All prices and broker quotes obtained go through the review process described above including valuations for which only one broker quote is obtained. After review, for those instruments where the price is determined to be appropriate, the unadjusted price provided is used for financial statement valuation. If it is determined that the price is questionable, another price may be requested from a different vendor. For certain CMO assets, the average of several broker quotes may be used when multiple quotes are available. The internal valuation committee then reviews all prices for the instrument again, along with information from the review, to determine which price best represents "exit price" for the instrument.

Fair values of privately placed bonds are primarily determined using a matrix-based pricing model and are classified as Level 2 assets. The model considers the current level of risk-free interest rates, current corporate spreads, the credit quality of the issuer, and cash flow characteristics of the security. Also considered are factors such as the net worth of the borrower, the value of collateral, the capital structure of the borrower, the presence of guarantees, and the Company's evaluation of the borrower's ability to compete in its relevant market. Using this data, the model generates estimated market values which the Company considers reflective of the fair value of each privately placed bond. In addition, certain privately placed bonds are valued using broker quotes and internal pricing models and are classified as Level 3 assets. The Company's internal pricing models utilize the Company's best estimate of expected future cash flows discounted at a rate of return that a market participant would require. The significant inputs to the models include, but are not limited to, current market inputs, such as credit loss assumptions, assumed prepayment speeds and business performance.

Equity securities, available-for-sale: Fair values of publicly traded equity securities are based upon quoted market price and are classified as Level 1 assets. Other equity securities, typically private equities or equity securities not traded on an exchange, are valued by other sources such as analytics or brokers and are classified as Level 3 assets.

Cash and cash equivalents, Short-term investments, and Short-term investments under securities loan agreement: The fair values for cash equivalents and certain short-term investments are determined based on quoted market prices. These assets are classified as Level 1. Other short-term investments are valued and classified in the fair value hierarchy consistent with the policies described herein, depending on investment type.

Derivatives: The carrying amounts for these financial instruments, which can be assets or liabilities, reflect the fair value of the assets and liabilities. Derivatives are carried at fair value (on the Balance Sheets), which is determined using the Company's derivative accounting system in conjunction with observable key financial data from third party sources, such as yield curves, exchange rates, Standard & Poor's ("S&P") 500 Index

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

prices, and London Interbank Offered Rates ("LIBOR"), or through values established by third party brokers. Counterparty credit risk is considered and incorporated in the Company's valuation process through counterparty credit rating requirements and monitoring of overall exposure. It is the Company's policy to transact only with investment grade counterparties with a credit rating of A- or better. The Company's own credit risk is also considered and incorporated in the Company's valuation process. Valuations for the Company's futures contracts are based on unadjusted quoted prices from an active exchange and, therefore, are classified as Level 1. The Company also has certain credit default swaps and options that are priced using models that primarily use market observable inputs, but contain inputs that are not observable to market participants, which have been classified as Level 3. However, all other derivative instruments are valued based on market observable inputs and are classified as Level 2.

Embedded derivatives - Investment contract guarantees: The Company records guarantees, which can be either assets or liabilities, for annuity contracts containing guaranteed riders for Guaranteed Minimum Accumulation Benefits ("GMABs") and Guaranteed Minimum Withdrawal Benefits ("GMWBs") without life contingencies in accordance with U.S. GAAP for derivative instruments and hedging activities. The guarantee is treated as an embedded derivative and is required to be reported separately from the host annuity contract. The fair value of the obligation is calculated based on actuarial and capital market assumptions related to the projected cash flows, including benefits and related contract charges, over the anticipated life of the related contracts. The cash flow estimates are produced by using stochastic techniques under a variety of market return scenarios and other best estimate assumptions. These derivatives are classified as Level 3 assets in the fair value hierarchy.

The Company also records for its fixed indexed annuity ("FIA") contracts an embedded derivative liability for interest payments to contractholders above the minimum guaranteed interest rate, in accordance with U.S. GAAP for derivative instruments and hedging activities. The guarantee is treated as an embedded derivative and is required to be reported separately from the host contract. The fair value of the obligation is calculated based on actuarial and capital market assumptions related to the projected cash flows, including benefits and related contract charges, over the anticipated life of the related contracts. The cash flow estimates are produced by best estimate assumptions. These derivatives are classified as Level 3 assets in the fair value hierarchy.

Nonperformance risk for investment contract guarantees contains adjustments to the fair values of these contract liabilities related to the current credit standing of ING and the Company based on credit default swaps with similar term to maturity and priority of payment. The ING credit default swap spread is applied to the discount factors for FIAs and the risk-free rates for GMABs and GMWBs in the Company's valuation models in order to incorporate credit risk into the fair values of these investment contract guarantees. As of December 31, 2011, the credit spreads of ING and the Company

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

decreased by approximately 93 basis points from December 31, 2010, which contributed to changes in the valuation of the reserves for all investment contract guarantees.

Embedded derivative on reinsurance: The carrying value of the embedded derivative is estimated based upon the change in the fair value of the assets supporting the funds withheld payable under the combined coinsurance and coinsurance funds withheld reinsurance agreement between the Company and Security Life of Denver International Limited ("SLDI"). As the fair value of the assets held in trust is based on a quoted market price (Level 1), the fair value of the embedded derivative is based on market observable inputs and is classified as Level 2.

Assets held in separate accounts: Assets held in separate accounts are reported at the quoted fair values of the underlying investments in the separate accounts. The underlying investments include mutual funds, short-term investments and cash, the valuations of which are based upon a quoted market price and are included in Level 1.

Level 3 Financial Instruments

The fair values of certain assets and liabilities are determined using prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement (i.e., Level 3 as defined by ASC 820), including but not limited to liquidity spreads for investments within markets deemed not currently active. These valuations, whether derived internally or obtained from a third party, use critical assumptions that are not widely available to estimate market participant expectations in valuing the asset or liability. In addition, the Company has determined, for certain financial instruments, an active market is such a significant input to determine fair value that the presence of an inactive market may lead to classification in Level 3. In light of the methodologies employed to obtain the fair value of financial assets and liabilities classified as Level 3, additional information is presented below.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following table summarizes the changes in fair value of the Company's Level 3 assets and liabilities for the year ended December 31, 2011.

	December 31, 2011										
	Fair Value as of January 1	Total realized/unrealized gains (losses) included in:		Purchases	Issuances	Sales	Settlements	Transfers in to Level 3[2]	Transfers out of Level 3[2]	Fair Value as of December 31	Change in unrealized gains (losses) included in earnings[3]
		Net income	OCI								
Fixed maturities, including securities pledged:											
U.S. corporate, state and municipalities	$ 40.1	$ (0.3)	$ (2.7)	$ 12.6	$ -	$ -	$ (24.7)	$ 99.5	$ -	$ 124.5	$ (0.2)
Foreign	9.8	0.3	(0.1)	13.9	-	(12.5)	(7.7)	54.9	(1.7)	56.9	(0.5)
Residential mortgage-backed securities	191.5	-	(0.6)	34.3	-	-	(11.3)	1.9	(155.1)	60.7	(1.0)
Other asset-backed securities	649.4	(76.8)	64.3	-	-	(214.7)	(35.7)	-	(307.2)	79.3	(10.1)
Total fixed maturities, including securities pledged:	890.8	(76.8)	60.9	60.8	-	(227.2)	(79.4)	156.3	(464.0)	321.4	(11.8)
Equity securities, available for sale	13.5	(0.1)	0.1	4.3	-	(0.2)	-	-	(1.3)	16.3	-
Derivatives, net	76.6	(38.6)	-	-	-	(42.4)	-	-	-	(4.4)	(50.0)
Investment contract guarantees:											
FIA	(1,165.5)	(111.7)	-	(128.3)	-	123.3	-	-	-	(1,282.2)	-
GMWB/GMAB	(77.0)	(33.8)	-	(6.3)	-	2.2	-	-	-	(114.9)	-
Total Investment contract guarantees	(1,242.5)	(145.5)[1]	-	(134.6)	-	125.5	-	-	-	(1,397.1)	-

[1] This amount is included in Interest credited and other benefits to contract owners on the Statements of Operations. All gains and losses on Level 3 liabilities are classified as realized gains (losses) for the purpose of this disclosure because it is impracticable to track realized and unrealized gains (losses) separately on a contract-by-contract basis.

[2] The Company's policy is to recognize transfers in and transfers out as of the beginning of the reporting period.

[3] For financial instruments still held as of December 31. Amounts are included in Net investment income and Net realized capital losses on the Statements of Operations.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following table summarizes the changes in fair value of the Company's Level 3 assets and liabilities for the year ended December 31, 2010.

	December 31, 2010							
	Fair Value as of January 1	Total realized/unrealized gains (losses) included in:		Purchases, issuances, and settlements	Transfers in to Level 3[2]	Transfers out of Level 3[2]	Fair Value as of December 31	Change in unrealized gains (losses) included in earnings[3]
		Net income	OCI					
Fixed maturities, including securities pledged:								
U.S. corporate, state and municipalities	$ -	$ -	$ (0.6)	$ (1.4)	$ 42.1	$ -	$ 40.1	$ -
Foreign	-	-	0.4	5.3	4.1	-	9.8	(0.2)
Residential mortgage-backed securities	1,042.4	(1.1)	(0.4)	(41.9)	13.2	(820.7)	191.5	(6.7)
Other asset-backed securities	423.9	(104.3)	212.7	(99.7)	216.8	-	649.4	(105.5)
Total fixed maturities, including								
securities pledged:	1,466.3	(105.4)	212.1	(137.7)	276.2	(820.7)	890.8	(112.4)
Equity securities, available for sale	4.5	(0.7)	0.1	9.6	-	-	13.5	-
Derivatives, net	111.9	(71.3)	-	36.0	-	-	76.6	27.9
Investment contract guarantees:								
FIA	(927.2)	(230.0)	-	(8.3)	-	-	(1,165.5)	-
GMWB/GMAB	(73.9)	(7.2)	-	4.1	-	-	(77.0)	-
Total Investment contract guarantees	(1,001.1)	(237.2) [1]	-	(4.2)	-	-	(1,242.5)	-

[1] This amount is included in Interest credited and other benefits to contract owners on the Statements of Operations. All gains and losses on Level 3 liabilities are classified as realized gains (losses) for the purpose of this disclosure because it is impracticable to track realized and unrealized gains (losses) separately on a contract-by-contract basis.

[2] The Company's policy is to recognize transfers in and transfers out as of the beginning of the reporting period.

[3] For financial instruments still held as of December 31. Amounts are included in Net investment income and Net realized capital losses on the Statements of Operations.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The transfers out of Level 3 during the year ended December 31, 2011 in Fixed maturities, including securities pledged, are primarily due to the Company's determination that the market for subprime RMBS securities has become active. While the valuation methodology has not changed, the Company has concluded that the frequency of transactions in the market for subprime RMBS securities represent regularly occurring market transactions and therefore are now classified as Level 2. The transfers out of Level 3 during the year ended December 31, 2010 in Fixed maturities, including securities pledged, are primarily due to an increased utilization of vendor valuations of certain CMOs.

The remaining transfers in and out of Level 3 for fixed maturities during the year ended December 31, 2011 are due to the variation in inputs relied upon for valuation each quarter. Securities that are primarily valued using independent broker quotes when prices are not available from one of the commercial pricing services are reflected as transfers into Level 3, as these securities are generally less liquid with very limited trading activity or where less transparency exists corroborating the inputs to the valuation methodologies. When securities are valued using more widely available information, the securities are transferred out of Level 3 and into Level 1 or 2, as appropriate.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The carrying values and estimated fair values of certain of the Company's financial instruments were as follows at December 31, 2011 and 2010.

	2011		2010	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Assets:				
Fixed maturities, available-for-sale,				
including securities pledged	$ 22,358.5	$ 22,358.5	$ 21,806.9	$ 21,806.9
Fixed maturities at fair value using				
the fair value option	335.0	335.0	237.7	237.7
Equity securities, available-for-sale	27.7	27.7	66.1	66.1
Mortgage loans on real estate	3,137.3	3,214.1	2,967.9	3,036.0
Loan - Dutch State obligation	658.2	660.6	843.9	795.7
Limited partnerships/corporations	305.4	305.4	295.8	297.9
Policy loans	112.0	112.0	122.1	122.1
Cash, cash equivalents, Short-term				
investments, and Short-term				
investments under securities loan				
agreement	2,766.5	2,766.5	1,155.8	1,155.8
Derivatives	1,670.7	1,670.7	293.1	293.1
Other investments	82.2	82.2	82.1	82.1
Deposits from affiliates	1,377.6	1,360.3	1,600.4	1,577.3
Embedded derivative on reinsurance	-	-	20.9	20.9
Assets held in separate accounts	39,356.9	39,356.9	44,413.3	44,413.3
Liabilities:				
Investment contract liabilities:				
Deferred annuities[1]	20,338.2	20,634.4	20,819.6	20,272.4
Guaranteed investment contracts				
and funding agreements	2,367.7	2,568.2	2,218.3	1,909.5
Supplementary contracts and				
immediate annuities	816.1	884.6	803.3	716.8
Embedded derivative on reinsurance	230.9	230.9	-	-
Derivatives	611.6	611.6	492.9	492.9
Investment contract guarantees:				
Fixed indexed annuities	1,282.2	1,282.2	1,165.5	1,165.5
Guaranteed minimum withdrawal				
and accumulation benefits	114.9	114.9	77.0	77.0
Notes to affiliates	435.0	419.3	435.0	447.2

[1] Certain amounts included in Deferred annuities are also reflected within the Investment contract guarantees section of the table above.

The following disclosures are made in accordance with the requirements of ASC Topic 825 which requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates, in many cases, could not be realized in immediate settlement of the instrument.

ASC Topic 825 excludes certain financial instruments, including insurance contracts, and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

The following valuation methods and assumptions were used by the Company in estimating the fair value of the following financial instruments, which are not carried at fair value on the Balance Sheets, and therefore not categorized in the fair value hierarchy:

Limited partnerships/corporations: The fair value for these investments, primarily private equity fund of funds and hedge funds, is estimated based on the Net Asset Value ("NAV") as provided by the investee.

Mortgage loans on real estate: The fair values for mortgage loans on real estate are estimated using discounted cash flow analyses and rates currently being offered in the marketplace for similar loans to borrowers with similar credit ratings. Loans with similar characteristics are aggregated for purposes of the calculations.

Loan - Dutch State obligation: The fair value of the Dutch State loan obligation is estimated utilizing discounted cash flows from the Dutch Strip Yield Curve.

Policy loans: The fair value of policy loans is equal to the carrying, or cash surrender, value of the loans. Policy loans are fully collateralized by the account value of the associated insurance contracts.

Other investments: The fair value of other investments is estimated based on the Company's percentage of ownership of third party appraised value for joint ventures and third party appraised value for real estate. FHLB stock is carried at cost, classified as a restricted security, and periodically evaluated for impairment based on ultimate recovery of par value.

Deposits from affiliates: Fair value is estimated based on the fair value of the liabilities for the account values of the underlying contracts, plus the fair value of the unamortized ceding allowance based on the present value of the projected release of the ceding allowance, discounted at risk-free rates, plus a credit spread.

Investment contract liabilities (included in Future policy benefits and claims reserves):

  With a fixed maturity: Fair value is estimated by discounting cash flows, including associated expenses for maintaining the contracts, at rates, which are market risk-free rates augmented by credit spreads on current Company credit default swaps. The

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

augmentation is present to account for non-performance risk. A margin for non-financial risks associated with the contracts is also included.

Without a fixed maturity: Fair value is estimated as the mean present value of stochastically modeled cash flows associated with the contract liabilities relevant to both the contract holder and to the Company. Here, the stochastic valuation scenario set is consistent with current market parameters, and discount is taken using stochastically evolving short risk-free rates in the scenarios augmented by credit spreads on current Company debt. The augmentation in the discount is present to account for non-performance risk. Margins for non-financial risks associated with the contract liabilities are also included.

Notes to affiliates: Estimated fair value of the Company's notes to affiliates is based upon discounted future cash flows using a discount rate approximating the current market rate.

Fair value estimates are made at a specific point in time, based on available market information and judgments about various financial instruments, such as estimates of timing and amounts of future cash flows. Such estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument, nor do they consider the tax impact of the realization of unrealized capital gains (losses). In many cases, the fair value estimates cannot be substantiated by comparison to independent markets, nor can the disclosed value be realized in immediate settlement of the instruments. In evaluating the Company's management of interest rate, price, and liquidity risks, the fair values of all assets and liabilities should be taken into consideration, not only those presented above.

Mortgage Loans on Real Estate

The Company's mortgage loans on real estate are summarized as follows at December 31, 2011 and 2010.

	2011	2010
Total commercial mortgage loans	$ 3,138.8	$ 2,970.9
Collective valuation allowance	(1.5)	(3.0)
Total net commercial mortgage loans	$ 3,137.3	$ 2,967.9

As of December 31, 2011, all commercial mortgage loans are held-for-investment. The Company diversifies its commercial mortgage loan portfolio by geographic region and property type to reduce concentration risk. The Company manages risk when originating commercial mortgage loans by generally lending only up to 75% of the estimated fair value of the underlying real estate. Subsequently, the Company continuously evaluates all mortgage loans based on relevant current information including an appraisal of loan-specific credit quality, property characteristics and market trends. Loan performance is monitored on a loan-specific basis through the review of submitted appraisals, operating

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

statements, rent revenues and annual inspection reports, among other items. This review ensures properties are performing at a consistent and acceptable level to secure the debt.

The Company has established a collective valuation allowance for probable incurred, but not specifically identified, losses related to factors inherent in the lending process. The collective valuation allowance is determined based on historical loss rates as adjusted by current economic information for all loans that are not determined to have an individually-assessed loss. The changes in the collective valuation allowance were as follows for the years ended December 31, 2011 and 2010.

	2011	2010
Collective valuation allowance for losses, beginning of year	$ 3.0	$ 4.1
Addition to / (release of) allowance for losses	(1.5)	(1.1)
Collective valuation allowance for losses, end of year	$ 1.5	$ 3.0

The commercial mortgage loan portfolio is the recorded investment, prior to collective valuation allowances, by the indicated loan-to-value ratio and debt service coverage ratio, as reflected in the following tables at December 31, 2011 and 2010.

	2011[1]	2010[1]
Loan to Value Ratio:		
0% - 50%	$ 920.9	$ 1,140.4
50% - 60%	833.9	707.7
60% - 70%	1,173.2	903.4
70% - 80%	191.3	197.6
80% - 90%	19.5	21.8
Total Commercial Mortgage Loans	$ 3,138.8	$ 2,970.9

[1] Balances do not include allowance for mortgage loan credit losses.

	2011[1]	2010[1]
Debt Service Coverage Ratio:		
Greater than 1.5x	$ 2,105.3	$ 2,038.3
1.25x - 1.5x	565.8	387.9
1.0x - 1.25x	355.5	255.2
Less than 1.0x	112.2	144.0
Mortgages secured by loans on land or construction loans	-	145.5
Total Commercial Mortgage Loans	$ 3,138.8	$ 2,970.9

[1] Balances do not include allowance for mortgage loan credit losses.

The Company believes it has a high quality mortgage loan portfolio with substantially all of commercial mortgages classified as performing. The Company defines delinquent commercial mortgage loans consistent with industry practice as 60 days past due. As of December 31, 2011 and 2010, there were no commercial loans classified as delinquent. The Company's policy is to recognize interest income until a loan becomes 90 days delinquent or foreclosure proceedings are commenced, at which point interest accrual is

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

discontinued. Interest accrual is not resumed until past due payments are brought current. At December 31, 2011 and 2010, there were no commercial mortgage loans on nonaccrual status.

All commercial mortgages are evaluated for the purpose of quantifying the level of risk. Those loans with higher risk are placed on a watch list and are closely monitored for collateral deficiency or other credit events that may lead to a potential loss of principal or interest. If the value of any mortgage loan is determined to be impaired (i.e., when it is probable that the Company will be unable to collect on all amounts due according to the contractual terms of the loan agreement), the carrying value of the mortgage loan is reduced to either the present value of expected cash flows from the loan, discounted at the loan's effective interest rate, or fair value of the collateral.

The carrying values and unpaid principal balances (prior to any charge-off) of impaired commercial mortgage loans were as follows for the years ended December 31, 2011 and 2010.

	2011	2010
Impaired loans without valuation allowances	$ -	$ 16.5
Unpaid principal balance of impaired loans	$ -	$ 18.7

The following is information regarding impaired loans, restructured loans, loans 90 days or more past due and loans in the process of foreclosure for the years ended December 31, 2011, 2010, and 2009.

	2011	2010	2009
Impaired loans, average investment during the period	$ 8.3	$ 28.0	$ 19.8
Interest income recognized on impaired loans, on an accrual basis	-	1.3	1.4
Interest income recognized on impaired loans, on a cash basis	-	1.4	1.2
Loans in foreclosure, at amortized cost	-	-	8.7

Troubled Debt Restructuring

The Company has high quality, well performing portfolios of commercial mortgage loans and private placements. Under certain circumstances, modifications to these contracts are granted. Each modification is evaluated as to whether a troubled debt restructuring has occurred. A modification is a troubled debt restructure when the borrower is in financial difficulty and the creditor makes concessions. Generally, the types of concessions may include: reduction of the face amount or maturity amount of the debt as originally stated, reduction of the contractual interest rate, extension of the maturity date at an interest rate lower than current market interest rates and/or reduction of accrued

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

interest. The Company considers the amount, timing and extent of the concession granted in determining any impairment or changes in the specific valuation allowance recorded in connection with the troubled debt restructuring. A valuation allowance may have been recorded prior to the quarter when the loan is modified in a troubled debt restructuring. Accordingly, the carrying value (net of the specific valuation allowance) before and after modification through a troubled debt restructuring may not change significantly, or may increase if the expected recovery is higher than the pre-modification recovery assessment. For the year ended December 31, 2011, the Company had one private placement troubled debt restructuring with pre-modification and post-modification carrying value of $9.8.

During the twelve months ended December 31, 2011, the Company had no loans modified in a troubled debt restructuring with a subsequent payment default.

Derivative Financial Instruments

See the Business, Basis of Presentation and Significant Accounting Policies note to these Financial Statements for disclosure regarding the Company's purpose for entering into derivatives and the policies on valuation and classification of derivatives. The Company enters into the following derivatives:

Interest rate caps: Interest rate caps are used to manage the interest rate risk in the Company's fixed maturity portfolio. Interest rate caps are purchased contracts that are used by the Company to hedge annuity products against rising interest rates.

Interest rate swaps: Interest rate swaps are used to manage the interest rate risk in the Company's fixed maturity portfolio, as well as the Company's liabilities. Interest rate swaps represent contracts that require the exchange of cash flows at regular interim periods, typically monthly or quarterly.

Foreign exchange swaps: Foreign exchange swaps are used to reduce the risk of a change in the value, yield, or cash flow with respect to invested assets. Foreign exchange swaps represent contracts that require the exchange of foreign currency cash flows for U.S. dollar cash flows at regular interim periods, typically quarterly or semi-annually.

Credit default swaps: Credit default swaps are used to reduce the credit loss exposure with respect to certain assets that the Company owns, or to assume credit exposure on certain assets that the Company does not own. Payments are made to or received from the counterparty at specified intervals and amounts for the purchase or sale of credit protection. In the event of a default on the underlying credit exposure, the Company will either receive an additional payment (purchased credit protection) or will be required to make an additional payment (sold credit protection) equal to par minus recovery value of the swap contract.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Total return swaps: Total return swaps are used to hedge against a decrease in variable annuity account values, which are invested in certain funds. The difference between floating-rate interest amounts calculated by reference to an agreed upon notional principal amount is exchanged with other parties at specified intervals.

Forwards: Certain forwards are acquired to hedge certain CMO assets held by the Company against movements in interest rates, particularly mortgage rates. On the settlement date, the Company will either receive a payment (interest rate drops on purchased forwards or interest rate rises on sold forwards) or will be required to make a payment (interest rate rises on purchased forwards or interest rate drops on sold forwards). The Company also uses currency forward contracts to hedge policyholder liabilities in variable annuity contracts which are linked to foreign indexes. The currency fluctuations may result in a decrease in variable annuity account values, which would increase the possibility of the Company incurring an expense for guaranteed benefits in excess of account values.

Futures: Futures contracts are used to hedge against a decrease in certain equity indices. Such decreases may result in a decrease in variable annuity account values, which would increase the possibility of the Company incurring an expense for guaranteed benefits in excess of account values. Futures contracts are also used to hedge against an increase in certain equity indices. Such increases may result in increased payments to contract holders of fixed indexed annuity contracts, and the futures income would serve to offset this increased expense.

Options: Call options are used to hedge against an increase in the various equity indices. Such increase may result in increased payments to contract holders of fixed indexed annuity contracts, and the options offset this increased expense.

Embedded derivatives: The Company also has issued certain retail annuity products, that contain embedded derivatives whose market value is at least partially determined by, among other things, levels of or changes in domestic and/or foreign interest rates (short-term or long-term), exchange rates, prepayment rates, equity rates, or credit ratings/spreads. In addition, the Company has entered into a coinsurance with funds withheld arrangement which contains an embedded derivative whose fair value is based on the change in the fair value of the underlying assets held in trust.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The notional amounts and fair values of derivatives were as follows as of December 31, 2011 and 2010.

	2011			2010		
	Notional Amount	Asset Fair Value	Liability Fair Value	Notional Amount	Asset Fair Value	Liability Fair Value
Derivatives: Qualifying for hedge accounting[1]						
Cash flow hedges:						
Interest rate contracts	-	$ -	$ -	6.5	$ 0.5	$ -
Foreign exchange contracts	-	-	-	25.4	-	0.2
Fair value hedges:						
Interest rate contracts	-	-	-	73.0	-	7.2
Derivatives: Non-Qualifying for hedge accounting[1]						
Interest rate contracts	27,213.8	1,600.0	526.7	17,450.9	176.6	412.3
Foreign exchange contracts	1,297.8	9.7	42.4	908.4	5.1	41.9
Equity contracts	15,434.3	60.1	28.4	9,269.8	107.7	16.8
Credit contracts	143.4	0.9	14.1	333.8	3.2	14.5
Embedded derivatives:						
Within retail annuity products[2]	N/A	-	1,397.1	N/A	-	1,242.5
Within reinsurance agreement [3]	N/A	-	230.9	N/A	20.9	-
Total		$ 1,670.7	$ 2,239.6		$ 314.0	$ 1,735.4
N/A - Not applicable.						
[1] The fair values of these derivatives are reported in Derivatives or Other liabilities on the Balance Sheets.						
[2] The fair values of embedded derivatives within retail annuity products are reported in Future policy benefits and claims reserves on the Balance Sheets.						
[3] The fair values of embedded derivatives within reinsurance agreements are reported in Funds held under reinsurance treaties with affiliates on the Balance Sheets.						

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Net realized gains (losses) on derivatives were as follows for the years ended December 31, 2011, 2010, and 2009.

	2011	2010	2009
Derivatives: Qualifying for hedge accounting[1]			
Cash flow hedges:			
Interest rate contracts	$ -	$ -	$ -
Fair value hedges:			
Interest rate contracts	-	(3.3)	(1.8)
Derivatives: Non-Qualifying for hedge accounting[1]			
Interest rate contracts	1,305.1	50.8	(183.8)
Foreign exchange contracts	(5.8)	9.3	(38.2)
Equity contracts	(548.2)	(853.4)	(2,070.4)
Credit contracts	(2.4)	1.0	(12.9)
Embedded derivatives:			
Within retail annuity products[2]	(145.5)	(237.2)	(66.3)
Within reinsurance agreement [2]	(251.8)	(17.8)	38.7
Total	$ 351.4	$ (1,050.6)	$ (2,334.7)

[1] Changes in value for effective fair value hedges are recorded in Net realized capital gains (losses). Changes in fair value upon disposal for effective cash flow hedges are recorded in Net realized capital gains (losses) on the Statements of Operations.

[2] Changes in value are included in Interest credited and other benefits to contract owners on the Statements of Operations.

Credit Default Swaps

The Company has entered into various credit default swaps. When credit default swaps are sold, the Company assumes credit exposure to certain assets that it does not own. Credit default swaps may also be purchased to reduce credit exposure in the Company's portfolio. Credit default swaps involve a transfer of credit risk from one party to another in exchange for periodic payments. These instruments are typically written for a maturity period of five years and do not contain recourse provisions, which would enable the seller to recover from third parties. The Company has International Swaps and Derivatives Association, Inc. ("ISDA") agreements with each counterparty with which it conducts business and tracks the collateral positions for each counterparty. To the extent cash collateral is received, it is included in Payables under securities loan agreement, including collateral held, on the Balance Sheets and is reinvested in short-term investments. Collateral held is used in accordance with the Credit Support Annex ("CSA") to satisfy any obligations. Investment grade bonds owned by the Company are the source of noncash collateral posted, which is reported in Securities pledged on the Balance Sheets. In the event of a default on the underlying credit exposure, the Company will either receive an additional payment (purchased credit protection) or will be required to make an additional payment (sold credit protection) equal to par minus recovery value of the swap contract. At December 31, 2011, the fair value of credit default swaps of $0.9 and $14.1 was included in Derivatives and Other liabilities, respectively, on the Balance

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Sheets. At December 31, 2010, the fair value of credit default swaps of $3.2 and $14.5 was included in Derivatives and Other liabilities, respectively, on the Balance Sheets. As of December 31, 2011 and 2010, the maximum potential future exposure to the Company on the sale of credit protection under credit default swaps was $108.8 and $308.1, respectively.

4.   Deferred Policy Acquisition Costs and Value of Business Acquired

Beginning in the first quarter of 2011, the Company implemented a reversion to the mean technique of estimating its short-term equity market return assumptions. This change in estimate was applied prospectively in first quarter 2011. The reversion to the mean technique is a common industry practice in which DAC and VOBA unlocking for short-term equity returns only occurs if equity market performance falls outside established parameters.

Activity within DAC was as follows for the years ended December 31, 2011, 2010, and 2009.

	2011	2010	2009
Balance at January 1	$ 3,155.0	$ 3,718.0	$ 4,205.5
Deferrals of commissions and expenses	138.1	197.4	411.7
Amortization:			
Amortization	20.7	(616.9)	171.7
Interest accrued at 3.8% to 5.7%	221.6	230.2	191.3
Net amortization included in the			
Statements of Operations	242.3	(386.7)	363.0
Change in unrealized capital gains/losses on			
available-for-sale securities	(233.4)	(373.7)	(1,262.2)
Balance at December 31	$ 3,302.0	$ 3,155.0	$ 3,718.0

Activity within VOBA was as follows for the years ended December 31, 2011, 2010, and 2009.

	2011	2010	2009
Balance at January 1	$ 68.1	$ 113.4	$ 195.1
Amortization:			
Amortization	(9.6)	(30.1)	(7.5)
Interest accrued at 3.8% to 5.7%	3.8	5.2	6.7
Net amortization included in the			
Statements of Operations	(5.8)	(24.9)	(0.8)
Change in unrealized capital gains/losses on			
available-for-sale securities	(15.8)	(20.4)	(80.9)
Balance at December 31	$ 46.5	$ 68.1	$ 113.4

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The estimated amount of VOBA amortization expense, net of interest, is $8.7, $5.9, $8.2, $7.9 and $7.6, for the years 2012, 2013, 2014, 2015, and 2016, respectively. Actual amortization incurred during these years may vary as assumptions are modified to incorporate actual results.

Analysis of DAC and VOBA - Annuity Products

The net amortization of DAC and VOBA for the year ended December 31, 2011 experienced a favorable variance driven by lower actual gross profits, as well as higher estimated future gross profits.

During 2011, 2010, and 2009, the Company adjusted its projections for future gross profits due to actual experience in the year, adjusted its amortization for the impact of current period gross profit variances, and revised and unlocked certain assumptions for its fixed and variable annuity products. These adjustments and their acceleration (deceleration) impact on Amortization of DAC and VOBA were as follows for the years ended December 2011, 2010, and 2009.

	2011	2010	2009
Impact of separate account growth and contract owner withdrawal behavior different from assumptions	$ 48.3	$ 114.2	$ (324.1)
Impact of current year gross profit variances	2.0	(40.2)	342.6
Unlock of mortality, lapse, expense and mutual fund sharing assumptions	(32.0)	(81.6)	88.9
Impact of refinements of gross profit projections	(8.0)	117.6	(0.9)
Total unlocking effect on Amortization of DAC and VOBA	$ 10.3	$ 110.0	$ 106.5

5.   **Sales Inducements**

During the year ended December 31, 2011, the Company capitalized and amortized $32.2 and $(22.9), respectively, of sales inducements. During the year ended December 31, 2010, the Company capitalized and amortized $46.9 and $(110.8), respectively, of sales inducements. The unamortized balance of capitalized sales inducements, net of unrealized capital gains (losses) on available-for-sale securities, was $626.5 and $665.9 as of December 31, 2011 and 2010, respectively.

6.   **Capital Contributions, Dividends and Statutory Information**

The Company's ability to pay dividends to its parent is subject to the prior approval of the State of Iowa Insurance Division (the "Division") for payment of any dividend, which, when combined with other dividends paid within the preceding twelve months, exceeds the greater of (1) ten percent (10.0%) of the Company's earned statutory surplus

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

at the prior year end or (2) the Company's prior year statutory net gain from operations. Iowa law also prohibits an Iowa insurer from declaring or paying a dividend except out of its earned surplus unless prior insurance regulatory approval is obtained.

During 2011, 2010, and 2009, the Company did not pay any dividends or return of capital distributions to its Parent.

During the year ended December 31, 2011 and 2010, the Company received $44.0 and $749.0, respectively, in capital contributions from its Parent. On February 24, 2009, $2.2 billion was contributed to the direct and indirect insurance company subsidiaries of ING AIH, of which $835.0 was contributed to the Company. The contribution was comprised of the proceeds from the investment by the Dutch State and the redistribution of currently existing capital within ING.

The Division recognizes as net income and capital and surplus those amounts determined in conformity with statutory accounting practices prescribed or permitted by the Division, which differ in certain respects from accounting principles generally accepted in the United States. Statutory net income (loss) was $386.0, $(384.4), and $(638.3), for the years ended December 31, 2011, 2010, and 2009, respectively. Statutory capital and surplus was $2.2 billion and $1.7 billion as of December 31, 2011 and 2010, respectively.

The December 2011 variable annuity assumption changes undertaken by the Company resulted in an increase in gross statutory reserves with respect to variable annuity guaranteed living benefits which are ceded to SLDI under an automatic reinsurance agreement between the Company and SLDI. SLDI's increased credit for reinsurance obligations with respect to the increase in ceded statutory reserves is supported in part by a $1.5 billion unconditional and irrevocable letter of credit issued by ING Bank N.V. on December 31, 2011, which matures on December 31, 2031. The letter of credit was issued pursuant to a Contingent Capital Letter of Credit Facility Agreement between ING Bank and SLDI and is not confirmed by a qualifying US financial institution recognized by the NAIC SVO ("unconfirmed"). The Division allowed the Company to accept the unconfirmed letter of credit and take reserve credit for the letter of credit with respect to the variable annuity guaranteed living benefits ceded under the reinsurance agreement between the Company and SLDI and it is not a permitted practice.

During the period from December 31, 2008 through July 1, 2010, due to the reduction in liquidity and the limited availability of Letter of Credit US confirming banks, the Division also allowed the Company to accept and take statutory reserve credit for unconfirmed letters of credit issued by ING Bank N.V. in amounts up to $320.0 with respect to the variable annuity guaranteed living benefits ceded under the reinsurance agreement between the Company and SLDI. Approval of the Company's reserve credit related to unconfirmed letters of credit was undertaken by the Division pursuant to authority granted under Iowa's credit for reinsurance regulation and was not a permitted practice.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Effective December 31, 2009, the Company adopted Actuarial Guideline 43 - Variable Annuity Commissioners Annuity Reserve Valuation Method ("AG43") for its statutory basis of accounting. Where the application of AG43 produces higher reserves than the Company had otherwise established under previous standards, the Company may request permission from the Division to grade-in the impact of higher reserve over a three year period. During 2009, the Company elected this grade-in provision as allowed under AG43 and as approved by the Division. The impact of the grade-in for the year ended December 31, 2009 was an increase in reserves and a corresponding decrease in statutory surplus of $79.2. Since the AG43 reserves as of December 31, 2010 were lower than reserves established under previous standards, the Company did not elect the grade in provision. The full impact of adopting AG43 as of December 31, 2010 was an increase in reserves of $24.9.

Effective December 31, 2009, the Company adopted SSAP No. 10R, Income Taxes, for its statutory basis of accounting. This statement requires the Company to calculate admitted deferred tax assets based upon what is expected to reverse within one year with a cap on the admitted portion of the deferred tax asset of 10% of capital and surplus for its most recently filed statement. If the Company's risk-based capital ("RBC") levels, after reflecting the above limitation, exceeds 250% of the authorized control level, the statement increases the limitation on admitted deferred tax assets from what is expected to reverse in one year to what is expected to reverse over the next three years and increases the cap on the admitted portion of the deferred tax asset from 10% of capital and surplus for its most recently filed statement to 15%. Other revisions in the statement include requiring the Company to reduce the gross deferred tax asset by a statutory valuation allowance adjustment if, based on the weight of available evidence, it is more likely than not (a likelihood of more than 50%) that some portion of or all of the gross deferred tax assets will not be realized. To temper this positive RBC impact, and as a temporary measure at December 31, 2009 only, a 5% pre-tax RBC charge was required to be applied to the additional admitted deferred tax assets generated by SSAP 10R. The adoption for 2009 had a December 31, 2009 sunset; however, during 2010, the 2009 adoption, including the 5% pre-tax RBC charge, was extended through December 31, 2011. The effects on the Company's statutory financial statements of adopting this change in accounting principle were increases to total assets and capital and surplus of $86.5 and $70.4 as of December 31, 2011 and 2010, respectively. This adoption had no impact on total liabilities or net income.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

7. Additional Insurance Benefits and Minimum Guarantees

Under the requirements of ASC Topic 944, the Company calculates reserve liabilities for certain guaranteed benefits and for universal life products with certain patterns of cost of insurance charges and certain other fees.

The following assumptions and methodology were used to determine the guaranteed minimum death benefits ("GMDB"), guaranteed minimum income benefits ("GMIB"), guaranteed minimum withdrawal benefit with life payouts ("GMWBL"), guaranteed minimum accumulation benefits ("GMAB") and guarantee minimum withdrawal benefits without lifetime guarantees ("GMWB") additional reserves at December 31, 2011.

Area	2011 Assumptions/Basis for Assumptions
Data used	Based on 1,000 investment performance scenarios
Mean investment performance	GMDB: The mean investment performance varies by fund group. In general we group all separate account returns into 6 fund groups, and generate stochastic returns for each of these fund groups. The overall mean separate account return is 8.125%. The general account fixed portion is a small percentage of the overall total. GMIB / GMWBL: 8.125% based on a single fund group. GMAB / GMWB: Zero rate curve
Volatility	GMDB: 15.76% GMIB / GMWBL: 16.53% GMAB / GMWB: Implied volatilities through the 5-year tenor and then a blend of implied and historical thereafter
Mortality	Depending on the type of benefit and gender, the Company uses Annuity 2011 Basic Table constructed by improving the Annuity 2000 basic table using Modified Projection Scale G with 11 years of improvement. Table multipliers were derived by comparing 2006 - 2010 mortality experience to base table mortality. Multipliers grade to 100% on a straight line from age 80 to 100.
Lapse rates	Vary by contract type, share class, time remaining in the surrender charge period and in-the-moneyness. A lapse margin was reflected in the GMAB / GMWB fair value reserves.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Discount rates	GMDB / GMIB / GMWBL:
	5.5% based on management's best estimate of the long term credited rate of return.
	GMAB / GMWB:
	Zero rate curve plus adjustment for non-performance risk; non-performance risk varies between 0.95% and 1.65% based on term structure.

The Company completed its annual review of actuarial assumptions for its variable annuity block of business in the fourth quarter of 2011, and updated the assumptions used in determining the future policy benefit reserves for its variable annuity products. The assumptions for its variable annuity block were updated for lapses, mortality, annuitization and utilization rates, with the most significant revision coming from the adjustment of lapse assumptions. The assumption changes resulted in an increase in gross reserves as of December 31, 2011 of approximately $338.0, a portion of which is covered under various reinsurance agreements with SLDI or other third party reinsurers. As of December 31, 2011, the increase in reserves, net of reinsurance, was $18.3.

The calculation of the GMIB and GMWBL liabilities assumes dynamic surrenders and dynamic utilization of the guaranteed benefit reserves.

The separate account liabilities subject to the requirements for additional reserve liabilities under ASC Topic 944 for minimum guaranteed benefits, and the additional liabilities recognized related to minimum guarantees, by type, as of December 31, 2011 and 2010, and the paid and incurred amounts by type for the years ended December 31, 2011 and 2010, were as follows:

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

	Guaranteed Minimum Death Benefit (GMDB)		Guaranteed Minimum Accumulation/ Withdrawal Benefit (GMAB/GMWB)		Guaranteed Minimum Income Benefit (GMIB)		Guaranteed Withdrawal For Life Benefit (GMWBL)	
Separate account liability								
at December 31, 2011	$	39,356.9	$	1,105.9	$	-	$	-
Separate account liability								
at December 31, 2010	$	44,413.3	$	1,442.6	$	-	$	-
Additional liability balance:								
Balance at January 1, 2010	$	477.6	$	73.9	$	-	$	-
Incurred guaranteed benefits		21.4		13.8		-		-
Paid guaranteed benefits		(125.1)		(10.7)		-		-
Balance at December 31, 2010	$	373.9	$	77.0	$	-	$	-
Incurred guaranteed benefits		246.7		40.1				
Paid guaranteed benefits		(110.3)		(2.2)				
Balance at December 31, 2011	$	510.3	$	114.9	$	-	$	-

The net amount at risk, net of reinsurance, and the weighted average attained age of contract owners by type of minimum guaranteed benefit, were as follows as of December 31, 2011 and 2010.

	Guaranteed Minimum Death Benefit (GMDB)		Guaranteed Minimum Accumulation/ Withdrawal Benefit (GMAB/GMWB)		Guaranteed Minimum Income Benefit (GMIB)		Guaranteed Withdrawal For Life Benefit (GMWBL)	
2011								
Net amount at risk, net of reinsurance	$	8,699.0	$	63.2	$	-	$	-
Weighted average attained age		68		62		-		-
2010								
Net amount at risk, net of reinsurance	$	6,918.5	$	52.4	$	-	$	-
Weighted average attained age		67		62		-		-

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The aggregate fair value of equity securities, including mutual funds, supporting separate accounts with additional insurance benefits and minimum investment return guarantees as of December 31, 2011 and 2010 was $39.4 billion and $44.4 billion, respectively.

8.   Income Taxes

Income tax expense (benefit) consisted of the following for the years ended December 31, 2011, 2010, and 2009.

		2011		2010		2009
Current tax expense (benefit):						
Federal	$	(195.8)	$	622.9	$	(357.2)
Total current tax expense (benefit)		(195.8)		622.9		(357.2)
Deferred tax expense (benefit):						
Federal		196.9		(678.0)		220.7
Total deferred tax expense (benefit)		196.9		(678.0)		220.7
Total income tax expense (benefit)	$	1.1	$	(55.1)	$	(136.5)

Income taxes were different from the amount computed by applying the federal income tax rate to income before income taxes for the following reasons for the years ended December 31, 2011, 2010, and 2009.

		2011		2010		2009
Income (loss) before income taxes	$	399.1	$	26.2	$	(133.3)
Tax rate		35.0%		35.0%		35.0%
Income tax expense (benefit) at federal statutory rate		139.7		9.2		(46.6)
Tax effect of:						
Dividend received deduction		(30.3)		(75.9)		(53.7)
Tax valuation allowance		(109.0)		64.0		(35.6)
Audit settlement		3.3		(49.2)		0.1
Tax credits		(2.0)		(3.5)		(1.0)
Other		(0.6)		0.3		0.3
Income tax expense (benefit)	$	1.1	$	(55.1)	$	(136.5)

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Temporary Differences

The tax effects of temporary differences that give rise to Deferred tax assets and Deferred tax liabilities at December 31, 2011 and 2010, are presented below.

	2011	2010
Deferred tax assets:		
Future policy benefits	$ 398.2	$ 503.4
Goodwill	0.2	1.0
Investments	662.7	839.0
Employee compensation and benefits	50.7	43.2
Other	172.4	84.0
Total gross assets before valuation allowance	1,284.2	1,470.6
Less: valuation allowance	(12.1)	(199.6)
Assets, net of valuation allowance	1,272.1	1,271.0
Deferred tax liabilities:		
Deferred policy acquisition costs	(1,315.7)	(1,231.3)
Unrealized gains	(312.1)	(139.3)
Value of business acquired	(29.6)	(31.3)
Other	(33.6)	(50.1)
Total gross liabilities	(1,691.0)	(1,452.0)
Net deferred income tax liability	$ (418.9)	$ (181.0)

Valuation allowances are provided when it is considered more likely than not that deferred tax assets will not be realized. At December 31, 2011, the Company did not have a tax valuation allowance related to realized and unrealized capital losses. At December 31, 2010, the Company had a tax valuation allowance of $187.5 related to realized and unrealized capital losses. As of December 31, 2011 and 2010, the Company had a full tax valuation allowance of $12.1 related to foreign tax credits, the benefit of which is uncertain. The change in net unrealized capital gains (losses) includes an increase (decrease) in the tax valuation allowance of $(79.0), $(173.0), and $(64.7), for the years ended December 31, 2011, 2010, and 2009, respectively.

Tax Sharing Agreement

The Company had a receivable from ING AIH of $204.0 at December 31, 2011 and a payable to ING AIH of $79.2 at December 31, 2010, for federal income taxes under the intercompany tax sharing agreement.

The results of the Company's operations are included in the consolidated tax return of ING AIH. Generally, the Company's financial statements recognize the current and deferred income tax consequences that result from the Company's activities during the current and preceding periods pursuant to the provisions of Income Taxes (ASC 740) as if the Company were a separate taxpayer rather than a member of ING AIH's consolidated income tax return group with the exception of any net operating loss

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

carryforwards and capital loss carryforwards, which are recorded pursuant to the tax sharing agreement. The Company's tax sharing agreement with ING AIH states that for each taxable year during which the Company is included in a consolidated federal income tax return with ING AIH, ING AIH will pay to the Company an amount equal to the tax benefit of the Company's net operating loss carryforwards and capital loss carryforwards generated in such year, without regard to whether such net operating loss carryforwards and capital loss carryforwards are actually utilized in the reduction of the consolidated federal income tax liability for any consolidated taxable year.

Unrecognized Tax Benefits

Reconciliations of the change in the unrecognized income tax benefits for the years ended December 31, 2011 and 2010 are as follows:

	2011	2010
Balance at beginning of period	$ 28.0	$ 60.3
Additions for tax positions related to prior years	6.1	28.0
Reductions for tax positions related to prior years	(6.1)	(60.2)
Reductions for settlements with taxing authorities	(25.3)	(0.1)
Balance at end of period	$ 2.7	$ 28.0

The Company had $2.7 of unrecognized tax benefits as of December 31, 2011 and 2010, that would affect the Company's effective tax rate if recognized.

Interest and Penalties

The Company recognizes accrued interest and penalties related to unrecognized tax benefits in Current income taxes and Income tax expense on the Balance Sheets and Statements of Operations, respectively. The Company had no accrued interest for the years ended December 31, 2011 and 2010. The decrease during the tax period ended December 31, 2011 is primarily related to the settlement of the 2009 federal audit.

Tax Regulatory Matters

In March 2011, the IRS completed its examination of the Company's returns through tax year 2009. In the provision for the year ended December 31, 2011, the Company reflected an increase in its tax expense based on the results of the IRS examination and monitoring the activities of the IRS with respect to certain issues with other taxpayers and the merits of the Company's position.

The Company is currently under audit by the IRS for tax years 2010 through 2012 and it is expected that the examination of tax year 2010 will be finalized within the next twelve months. The timing of the payment (if any) of the remaining allowance of $2.7 cannot be

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

reliably estimated. The Company and the IRS have agreed to participate in the Compliance Assurance Program ("CAP") for the tax years 2010 through 2012.

9.   Benefit Plans

Defined Benefit Plan

ING North America Insurance Corporation ("ING North America") sponsors the ING Americas Retirement Plan (the "Retirement Plan"), effective as of December 31, 2001. Substantially all employees of ING North America and its affiliates (excluding certain employees) are eligible to participate, including the Company's employees.   The Retirement Plan was amended and restated effective January 1, 2008. The Retirement Plan was also amended on July 1, 2008, related to the admission of employees from the acquisition of CitiStreet LLC ("CitiStreet") by Lion, and ING North America filed a request for a determination letter on the qualified status of the Retirement Plan, but has not yet received a favorable determination letter. Additionally, effective January 1, 2009, the Retirement Plan was amended to provide that anyone hired or rehired by the Company on or after January 1, 2009, would not be eligible to participate in the Retirement Plan.

Beginning January 1, 2012, the Retirement Plan will use a cash balance pension formula instead of a final average pay ("FAP") formula, allowing all eligible employees to participate in the Retirement Plan. Participants will earn an annual credit equal to 4% of eligible pay. Interest is credited monthly based on a 30-year U.S. Treasury securities bond rate published by the Internal Revenue Service in the preceding August of each year. The accrued vested cash balance benefit is portable; participants can take it when they leave the Company's employ. For participants in the Retirement Plan as of December 31, 2011, there will be a two-year transition period from the Retirement Plan's current FAP formula to the cash balance pension formula. Due to ASC Topic 715 requirements, the accounting impact of the change in the Retirement Plan was recognized upon Board approval November 10, 2011. This change had no material impact on the financial statements.

The Retirement Plan is a tax-qualified defined benefit plan, the benefits of which are guaranteed (within certain specified legal limits) by the Pension Benefit Guaranty Corporation ("PBGC"). As of January 1, 2002, each participant in the Retirement Plan (except for certain specified employees) earns a benefit under a FAP formula. Subsequent to December 31, 2001, ING North America is responsible for all Retirement Plan liabilities. The costs allocated to the Company for its employees' participation in the Retirement Plan were $11.5, $11.0, and $15.7, for the years ended 2011, 2010, and 2009, respectively, and are included in Operating expenses in the Statements of Operations.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Defined Contribution Plan

ING North America sponsors the ING Americas Savings Plan and ESOP (the "Savings Plan"). Substantially all employees of ING North America and its affiliates (excluding certain employees) are eligible to participate, including the Company's employees other than Company agents.   The Savings Plan is a tax-qualified defined contribution retirement plan, which includes an employee stock ownership plan ("ESOP") component. The Savings Plan was amended and restated effective January 1, 2008 and subsequently amended on July 1, 2008, with respect to the admission of employees from the acquisition of CitiStreet by Lion. The Savings Plan was amended effective January 1, 2011, to permit Roth 401(k) contributions to be made to the Plan. ING North America filed a request for a determination letter on the qualified status of the Plan and received a favorable determination letter dated May 19, 2009. Savings Plan benefits are not guaranteed by the PBGC. The Savings Plan allows eligible participants to defer into the Savings Plan a specified percentage of eligible compensation on a pre-tax basis. ING North America matches such pre-tax contributions, up to a maximum of 6.0% of eligible compensation. Matching contributions are subject to a 4-year graded vesting schedule, although certain specified participants are subject to a 5-year graded vesting schedule. All contributions made to the Savings Plan are subject to certain limits imposed by applicable law. The cost allocated to the Company for the Savings Plan were $3.3, $2.4, and $4.2, for the years ended December 31, 2011, 2010, and 2009, respectively, and are included in Operating expenses in the Statements of Operations.

Non-Qualified Retirement Plans

Through December 31, 2001, the Company, in conjunction with ING North America, offered certain eligible employees (other than Career Agents) a Supplemental Executive Retirement Plan and an Excess Plan (collectively, the "SERPs"). Benefits under the SERPs are determined based on an eligible employee's years of service and average annual compensation for the highest five years during the last ten years of employment.

Effective December 31, 2011, the Supplemental Executive Retirement Plan was amended to coordinate with the amendment of the Retirement Plan from its current final average pay formula to a cash balance formula.

The SERPs are non-qualified defined benefit pension plans, which means all the SERPs benefits are payable from the general assets of the Company. These non-qualified defined benefit pension plans are not guaranteed by the PBGC.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Obligations and Funded Status

The following table summarizes the benefit obligations, fair value of plan assets, and funded status, for the SERPs for the years ended December 31, 2011 and 2010.

	2011	2010
Change in Projected Benefit Obligation:		
Projected benefit obligation, January 1	$ 25.5	$ 25.9
Interest cost	1.3	1.5
Benefits paid	(1.1)	(1.2)
Actuarial gain on obligation	(0.2)	(0.6)
Plan adjustments	(0.3)	-
Curtailment or settlement	-	(0.1)
Projected benefit obligation, December 31	$ 25.2	$ 25.5
Fair Value of Plan Assets:		
Fair value of plan assets, December 31	$ -	$ -

Amounts recognized in the Balance Sheets consist of:

	2011	2010
Accrued benefit cost	$ (25.2)	$ (25.5)
Accumulated other comprehensive income	6.4	7.5
Net amount recognized	$ (18.8)	$ (18.0)

Assumptions

The weighted-average assumptions used in the measurement of the December 31, 2011 and 2010, benefit obligation for the SERPs were as follows:

	2011	2010
Discount rate at end of period	4.75%	5.50%
Rate of compensation increase	3.00%	3.00%

In determining the discount rate assumption, the Company utilizes current market information provided by its plan actuaries, including a discounted cash flow analysis of the Company's pension obligation and general movements in the current market environment. The discount rate modeling process involves selecting a portfolio of high quality, noncallable bonds that will match the cash flows of the SERP. Based upon all available information, it was determined that 4.75% was the appropriate discount rate as of December 31, 2011, to calculate the Company's accrued benefit liability.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The weighted-average assumptions used in calculating the net pension cost were as follows:

	2011	2010	2009
Discount rate	5.50%	6.00%	6.00%
Rate of increase in compensation levels	3.00%	3.00%	1.50%

Since the benefit plans of the Company are unfunded, an assumption for return on plan assets is not required.

Net Periodic Benefit Costs

Net periodic benefit costs for the SERPs for the years ended December 31, 2011, 2010, and 2009, were as follows:

	2011	2010	2009
Interest cost	$ 1.3	$ 1.5	$ 1.3
Net actuarial loss recognized in the year	0.6	0.8	0.4
Net periodic benefit cost	$ 1.9	$ 2.3	$ 1.7

Cash Flows

In 2012, the employer is expected to contribute $1.5 to the SERPs. Future expected benefit payments related to the SERPs for the years ended December 31, 2012 through 2016, and thereafter through 2021, are estimated to be $1.5, $1.6, $1.6, $1.6, $1.6 and $8.3, respectively.

Stock Option and Share Plans

Through 2010, ING sponsored the ING Group Long-Term Equity Ownership Plan ("leo"), which provides employees of the Company who are selected by the ING Executive Board with options and/or performance shares. The terms applicable to an award under leo are set out in an award agreement which is signed by the participant when he or she accepts the award.

Options granted under leo are nonqualified options on ING shares in the form of American Depository Receipts ("ADRs"). Leo options have a ten (10) year term and vest three years from the grant date. Options awarded under leo may vest earlier in the event of the participant's death, permanent disability or retirement. Retirement for purposes of leo means a participant terminates service after attaining age 55 and completing 5 years of service. Early vesting in all or a portion of a grant of options may also occur in the event the participant is terminated due to redundancy or business divestiture. Unvested options are generally subject to forfeiture when a participant voluntarily terminates employment or is terminated for cause (as defined in leo). Upon vesting, participants generally have up to seven years in which to exercise their vested options. A shorter

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

exercise period applies in the event of termination due to redundancy, business divestiture, voluntary termination or termination for cause. An option gives the recipient the right to purchase an ING share in the form of ADRs at a price equal to the fair market value of one ING share on the date of grant. On exercise, participant's have three options (i) retain the shares and remit a check for applicable taxes due on exercise, (ii) request the administrator to remit a cash payment for the value of the options being exercised, less applicable taxes, or (iii) retain some of the shares and have the administrator liquidate sufficient shares to satisfy the participant's tax obligation. The amount is converted from Euros to U.S. dollars based on the daily average exchange rate between the Euro and the U.S. dollar, as determined by ING.

Awards of performance shares may also be made under leo. Performance shares are a contingent grant of ING stock and on vesting, the participant has the right to receive a cash amount equal to the closing price per ING share on the Euronext Amsterdam Stock Market on the vesting date times the number of vested Plan shares. Performance shares generally vest three years from the date of grant, with the amount payable based on ING's share price on the vesting date. Payments made to participants on vesting are based on the performance targets established in connection with leo and payments can range from 0% to 200% of target. Performance is based on ING's total shareholder return relative to a peer group as determined at the end of the vesting period. To vest, a participant must be actively employed on the vesting date, although immediate vesting will occur in the event of the participant's death, disability or retirement. If a participant is terminated due to redundancy or business divestiture, vesting will occur but in only a portion of the award. Unvested shares are generally subject to forfeiture when an employee voluntarily terminates employment or is terminated for cause (as defined in leo). Upon vesting, participants have three options (i) retain the shares and remit a check for applicable taxes due on exercise, (ii) request the administrator to remit a cash payment for the value of the shares, less applicable taxes, or (iii) retain some of the shares and have the administrator liquidate sufficient shares to satisfy the participant's tax obligation. The amount is converted from Euros to U.S. dollars based on the daily average exchange rate between the Euro and the U.S. dollar, as determined by ING.

Commencing in 2011, ING introduced a new long-term equity and deferred bonus plan, the Long-Term Sustainable Performance Plan ("LSPP"). The terms applicable to an award under the LSPP will be set out in a grant agreement which is signed by the participant when he or she accepts the award. The LSPP will provide employees of the Company who are selected by the ING Executive Board with performance shares and will also require deferral of discretionary incentive bonus awards in excess of EUR 100,000. The performance shares awarded under the LSPP will be a contingent grant of ING ADR units and on settlement, the participant will have the right to either receive ING ADR units in kind or a cash amount equal to the closing price per ING share on the Euronext Amsterdam Stock Market on the settlement date times the number of vested ADR units, subject to achievement during the vesting period of performance targets based on return of equity and employee engagement. The excess bonus amount

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

will be held in deferred ING ADR units or in a deferred cash account, or some combination thereof, depending on the total amount of the incentive bonus award, generally subject to vesting in three equal tranches over the three year period commencing on the date of incentive bonus payment. Unlike the leo plan, no options on ING shares in the form of ADRs will be granted under the LSPP. To vest in performance shares, deferred shares or deferred cash, an employee must generally be actively employed on the settlement date, although immediate full and partial vesting in the event of normal age or early retirement, death or disability, or termination due to redundancy or business divestiture will occur, similar to the vesting treatment in the leo plan.

The Company was allocated from ING compensation expense for the leo options, leo performance shares and LSPP of $4.2, $2.6, and $4.5, for the years ended December 31, 2011, 2010, and 2009, respectively, primarily related to leo.

For leo, the Company recognized minimal tax benefits in 2011, 2010, and 2009.

Other Benefit Plans

In addition to providing retirement plan benefits, the Company, in conjunction with ING North America, provides certain supplemental retirement benefits to eligible employees and health care and life insurance benefits to retired employees and other eligible dependents. The supplemental retirement plan includes a non-qualified defined benefit pension plan and a non-qualified defined contribution plan, which means all benefits are payable from the general assets of the Company. The post-retirement health care plan is contributory, with retiree contribution levels adjusted annually and the Company subsidizes a portion of the monthly per-participant premium. Beginning August 1, 2009, the Company moved from self-insuring its supplemental health care costs and began to use a private-fee-for-service Medicare Advantage program for post-Medicare eligible retired participants. In addition, effective October 1, 2009, the Company no longer subsidizes medical premium costs for early retirees. This change does not impact any participant currently retired and receiving coverage under the plan or any employee who is eligible for coverage under the plan and whose employment ended before October 1, 2009. The Company continues to offer access to medical coverage until retirees become eligible for Medicare. The life insurance plan provides a flat amount of noncontributory coverage and optional contributory coverage. The ING Americas Deferred Compensation Savings Plan is a deferred compensation plan that includes a 401(k) excess component. The benefits charges allocated to the Company related to all of these plans for the years ended December 31, 2011, 2010, and 2009, were $3.4, $2.1, and $5.8, respectively.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

10.   Related Party Transactions

Operating Agreements

The Company has certain agreements whereby it generates revenues and incurs expenses with affiliated entities. The agreements are as follows:

- Underwriting and distribution agreement with Directed Services LLC ("DSL") (successor by merger to Directed Services, Inc.), an affiliated broker-dealer, whereby DSL serves as the principal underwriter for variable insurance products issued by the Company. DSL is authorized to enter into agreements with broker-dealers to distribute the Company's variable products and appoint representatives of the broker-dealers as agents. For the years ended December 31, 2011, 2010, and 2009, commissions were incurred in the amounts of $201.1, $204.3, and $268.0, respectively.

- Asset management agreement with ING Investment Management LLC ("IIM"), an affiliate, in which IIM provides asset management, administration, and accounting services for ING USA's general account. The Company records a fee, which is paid quarterly, based on the value of the assets under management. For the years ended December 31, 2011, 2010, and 2009, expenses were incurred in the amounts of $56.2, $49.0, and $51.0, respectively.

- Intercompany agreement with DSL pursuant to which DSL agreed, effective January 1, 2010, to pay the Company, on a monthly basis, a portion of the revenues DSL earns as investment adviser to certain U.S. registered investment companies that are investment options under certain of the Company's variable insurance products. For the years ended December 31, 2011 and 2010, revenue under the DSL intercompany agreement was $143.4 and $146.9, respectively. Prior to January 1, 2010, the Company was a party to a service agreement with DSL pursuant to which the Company provided managerial and supervisory services to DSL and earned a fee. This service agreement was terminated as of January 1, 2010. For the year ended December 31, 2009, revenue for these services was $123.2.

- Intercompany agreement with IIM pursuant to which IIM agreed, effective January 1, 2010, to pay the Company, on a monthly basis, a portion of the revenues IIM earns as investment adviser to certain U.S. registered investment companies that are investment options under certain of the Company's variable insurance products. For the years ended December 31, 2011 and 2010, revenue under the IIM intercompany agreement was $35.3 and $32.0, respectively.

- Services agreements with ING North America, dated September 1, 2000 and January 1, 2001, respectively, for administrative, management, financial, information technology, and finance and treasury services. For the years ended December 31, 2011, 2010, and 2009, expenses were incurred in the amounts of $110.3, $91.6, and $77.1, respectively. Effective October 1, 2010, the services agreement with ING North America dated January 1, 2001, was amended in order

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

for the Company to provide ING North America with use of the corporate office facility at 5780 Powers Ferry Road, N.W., Atlanta, GA (the "Atlanta Office") in exchange for ING North America's payment of the Company's direct and indirect costs for the Atlanta Office.

- Services agreement between the Company and its U.S. insurance company affiliates dated January 1, 2001, amended effective January 1, 2002 and December 31, 2007, for administrative, management, professional, advisory, consulting, and other services. For the years ended December 31, 2011, 2010, and 2009, expenses related to the agreements were incurred in the amount of $14.0 $31.0, and $26.3, respectively.

- Administrative Services Agreement between the Company, ReliaStar Life Insurance Company of New York ("RLNY"), an affiliate, and other U.S. insurance company affiliates dated March 1, 2003, amended effective August 1, 2004, in which the Company and affiliates provide services to RLNY. For the years ended December 31, 2011, 2010, and 2009, revenue related to the agreement was $3.1, $2.1, and $3.1, respectively.

- ING Advisors Network, a group of broker-dealers formerly affiliated with the Company, distributed the Company's annuity products. For the years ended December 31, 2010, and 2009, ING Advisors Network sold new contracts of $117.5, and $442.2, respectively. Certain of these affiliated broker-dealers were sold to Lightyear Capital LLC effective February 1, 2010.

- Services agreement between the Company, Security Life of Denver Insurance Company ("SLD"), an affiliate, and IIM whereby IIM provides administrative, management, professional, advisory, consulting and other services to the Company and SLD with respect to its Financial Products unit. For the years ended December 31, 2011, 2010, and 2009, the Company incurred expenses of $3.6, $4.8, and $7.6, respectively.

Management and service contracts and all cost sharing arrangements with other affiliated companies are allocated in accordance with the Company's expense and cost allocation methods. Revenues and expenses recorded as a result of transactions and agreements with affiliates may not be the same as those incurred if the Company was not a wholly-owned subsidiary of its Parent.

Reinsurance Agreements

Reinsurance Ceded

Waiver of Premium – Coinsurance Funds Withheld

Effective October 1, 2010, the Company entered into a coinsurance funds withheld agreement with its affiliate, Security Life of Denver International Limited ("SLDI"). Under the terms of the agreement, the Company ceded to SLDI 100% of the group life waiver of premium liability (except for groups covered under rate credit agreements)

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

assumed from ReliaStar Life Insurance Company ("RLI"), an affiliate, related to the Group Annual Term Coinsurance Funds Withheld agreement between the Company and RLI described under "Reinsurance Assumed" below.

Upon inception of the agreement, the Company paid SLDI a premium of $245.6. At the same time, the Company established a funds withheld liability for $188.5 to SLDI and SLDI purchased a $65.0 letter of credit to support the ceded Statutory reserves of $245.6. In addition, the Company recognized a gain of $17.9 based on the difference between the premium paid and the ceded U.S. GAAP reserves of $227.7, which offsets the $57.1 ceding allowance paid by SLDI. The ceding allowance will be amortized over the life of the business.

As of December 31, 2011 and 2010, the value of the funds withheld liability under this agreement was $190.7 and $191.3, which is included in Funds held under reinsurance treaties with affiliates on the Balance Sheets. In addition, as of December 31, 2011 and 2010, the Company had an embedded derivative under this agreement with a value of $(4.8) and $8.5, respectively, which is recorded in Funds held under reinsurance treaties with affiliates on the Balance Sheets.

Group Term Life – Monthly Renewable Term

Effective June 30, 2009, the Company entered into a monthly renewable term ("MRT") reinsurance agreement with Canada Life Assurance Company ("Canada Life"), an unaffiliated Canadian insurance company. Under the terms of the agreement, the Company ceded 90% of its net retained in-force block of group term life business and any new group term life business assumed from RLI, an affiliate, to Canada Life. The coinsurance agreement is accounted for using the deposit method. Effective October 1, 2010, the treaty was amended to discontinue ceding the group life waiver of premium business.

Guaranteed Living Benefit – Coinsurance and Coinsurance Funds Withheld

Effective June 30, 2008, the Company entered into an automatic reinsurance agreement with its affiliate, SLDI, covering 100% of the benefits guaranteed under specific variable annuity guaranteed living benefit riders attached to certain variable annuity contracts issued by the Company on or after January 1, 2000.

Also effective June 30, 2008, the Company entered into a services agreement with SLDI, under which the Company provides certain actuarial risk modeling consulting services to SLDI with respect to hedge positions undertaken by SLDI in connection with the reinsurance agreement. For the years ended December 31, 2011 and 2010, revenue related to the agreement was $12.4 and $11.9, respectively.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Effective July 1, 2009, the reinsurance agreement was amended and restated to change the reinsurance basis from coinsurance to a combined coinsurance and coinsurance funds withheld basis. On July 31, 2009, SLDI transferred assets with a market value of $3.2 billion to the Company, and the Company deposited those assets into a funds withheld trust account. As of December 31, 2011, the assets on deposit in the trust account increased to $5.3 billion. The Company also established a corresponding funds withheld liability to SLDI, which is included in Funds held under reinsurance treaties with affiliates on the Balance Sheets. Funds held under reinsurance treaties with affiliates had a balance of $5.0 billion and $3.3 billion, at December 31, 2011 and 2010, respectively. In addition, as of December 31, 2011 and 2010, the Company had an embedded derivative with a value of $235.7 and $(29.4), respectively, which is recorded in Funds held under reinsurance treaties with affiliates on the Balance Sheets.

Effective October 1, 2011, the Company and SLDI entered into an amended and restated automatic reinsurance agreement in order to provide more flexibility to the Company and SLDI with respect to the collateralization of the reserves related to the variable annuity guaranteed living benefits reinsured under the agreement.

Also effective July 1, 2009, the Company and SLDI entered into an asset management services agreement, under which SLDI serves as asset manager for the funds withheld account. SLDI has retained its affiliate, ING Investment Management LLC, as subadviser for the funds withheld account.

At December 31, 2011 and 2010, the value of reserves ceded by the Company under this agreement was $1.9 billion and $1.0 billion, respectively. In addition, a deferred loss in the amount of $356.4 and $355.9 at December 31, 2011 and 2010, respectively, is included in Other assets on the Balance Sheets and is amortized over the reinsurance period of benefit.

Multi-year Guaranteed Fixed Annuity – Coinsurance

Effective May 1, 2005, the Company entered into a coinsurance agreement with its affiliate, Security Life of Denver Insurance Company ("SLD"). Under the terms of the agreement, SLD assumed and accepted the responsibility for paying, when due, 100% of the liabilities arising under the multi-year guaranteed fixed annuity contracts issued by the Company between January 1, 2001 and December 31, 2003. In addition, the Company assigned to SLD all future premiums received by the Company attributable to the ceded contracts.

Under the terms of the agreement, the Company ceded $2.5 billion in account balances and transferred a ceding commission and $2.7 billion in assets to SLD, resulting in a realized capital gain of $47.9 to the Company, which reduced the ceding commission.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The coinsurance agreement is accounted for using the deposit method. As such, $2.7 billion of Deposit receivable from affiliate was established on the Balance Sheets. The receivable will be adjusted over the life of the agreement based on cash settlements and the experience of the contracts, as well as for amortization of the ceding commission. The Company incurred amortization expense of the negative ceding commission of $7.2, $21.4, and $17.9, for the years ended December 31, 2011, 2010, and 2009, respectively, which is recorded in Other expenses in the Statements of Operations.

Universal Life – Coinsurance

Effective January 1, 2000, the Company entered into a 100% coinsurance agreement with its affiliate, SLD, covering certain universal life policies which had been issued and in force as of, as well as any such policies issued after, the effective date of the agreement. As of December 31, 2011 and 2010, the value of reserves ceded by the Company under this agreement was $18.7 and $18.1, respectively.

Guaranteed Investment Contract - Coinsurance

Effective August 20, 1999, the Company entered into a Facultative Coinsurance Agreement with its affiliate, SLD. Under the terms of the agreement, the Company facultatively cedes to SLD, from time to time, certain GICs on a 100% coinsurance basis. The Company utilizes this reinsurance facility primarily for diversification and asset-liability management purposes in connection with this business, which is facilitated by the fact that SLD is also a major GIC issuer. Senior management of the Company has established a current maximum of $4.0 billion for GIC reserves ceded under this agreement.

The value of GIC reserves ceded by the Company under this agreement was $121.4 and $40.0 at December 31, 2011 and 2010, respectively.

Reinsurance Assumed

Level Premium Term Life Insurance - Stop-loss

Effective October 1, 2010, the Company entered into a stop-loss agreement with its affiliate, RLI under which the Company agreed to indemnify and reinsure RLI for the aggregate mortality risk under certain level premium term life insurance policies issued by RLI between January 1, 2009 and December 31, 2009 and certain level premium term life insurance policies assumed by RLI from ReliaStar Life Insurance Company of New York under an Automatic Coinsurance Agreement effective March 1, 2008. Under the terms of the agreement, the Company will make benefit payments to RLI equal to the amount of claims in excess of the attachment point (equal to a percentage of net reinsurance premium) up to the maximum fully covered benefit.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

There was no initial consideration received by the Company from RLI under this agreement. The Company receives monthly premiums, net of benefit payments, based on premium rates set forth in the respective agreements. As such, there is no unearned reinsurance premium.

The stop-loss agreement is accounted for using the deposit method. A fee receivable from affiliate of $0.9 is included in Future policy benefits and claims reserves on the Balance Sheets. The fee is accrued for and subsequently settled in cash each quarterly accounting period.

Individual Life – Yearly Renewable Term

Effective December 1, 2008 and December 31, 2008, respectively, the Company entered into two yearly renewable term reinsurance agreements with its affiliate, RLI, for an indefinite duration. Under the terms of the agreements, the Company assumed 100% of RLI's mortality risk associated with the net amount at risk under specific life insurance policies, including:

- Individual life policies issued by RLI and previously assumed by RLI from ReliaStar Life Insurance Company of New York ("RLNY"), with policy dates prior to January 1, 2000, including certain term life, universal life, variable universal life, and whole life, insurance policies.
- In force individual life policies issued by RLI, where premiums are paid on the insured's behalf through payroll deduction and which were marketed by employee benefit brokers.

The Company received initial consideration of $3.9 from RLI. Thereafter, the Company receives monthly premiums, net of benefit payments, based on premium rates set forth in the respective agreements. As such, there is no unearned reinsurance premium.

As of December 31, 2011 and 2010, the value of the reserves assumed by the Company under these agreements was $9.4 and $9.6, respectively.

Group Annual Term – Coinsurance Funds Withheld

Effective December 31, 2008, the Company entered into a coinsurance funds withheld agreement with RLI for an indefinite duration. Under the terms of the agreement, the Company assumed 100% quota share of RLI's net retained liability under certain Employee Benefits Group Annual Term policies, including disability waiver of premium.

The initial premium of $219.9 was equal to the aggregate reserve assumed by the Company. Thereafter, premiums are equal to the total earned gross premiums collected by RLI from policyholders. RLI will retain all reinsurance premiums payable to the Company as funds withheld, as security for ceded liabilities and against which ceded

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

losses will be offset. Monthly, the Company will receive or pay a net settlement. This agreement was amended and restated October 1, 2010 to better reflect the current investment environment and to modify the treatment of claims under certain policies under which claims are not paid in the form of a single lump sum; the underlying terms described above remained unchanged. (Please see also description of Waiver of Premium - Coinsurance Funds Withheld Agreement between the Company and SLDI under "Reinsurance Ceded" above).

As of December 31, 2011 and 2010, the value of the reserves assumed by the Company under this agreement was $453.1 and $465.5, respectively.

Group Life – Funds Withheld

Effective December 31, 2008, the Company entered into a funds withheld agreement with RLI pursuant to which the Company assumed 100% quota share of RLI's net retained liability under assumed group life reinsurance in-force. Effective January 1, 2010 and as a result of the sale of ING's U.S. Group Reinsurance business to Reinsurance Group of America, this agreement was terminated.

The initial premium of $60.0 for this agreement was equal to the net Statutory reserve assumed by the Company. Thereafter, premiums were equal to the total earned reinsurance premiums collected by RLI, less a ceding commission. RLI retained all reinsurance premiums payable to the Company as funds withheld, as security for ceded liabilities and against which ceded losses were offset. Net settlements were made on a monthly basis. In addition, the Company provided reserve credit (in the excess of the funds withheld balance) to RLI through either a cash deposit or letter of credit. As of December 31, 2011 and 2010, the Company did not have any reserves assumed under this agreement.

Reciprocal Loan Agreement

The Company maintains a reciprocal loan agreement with ING AIH, an affiliate, to facilitate the handling of unanticipated short-term cash requirements that arise in the ordinary course of business. Under this agreement, which became effective in January 2004 and expires on January 14, 2014, either party can borrow from the other up to 3.0% of the Company's statutory net admitted assets, excluding Separate Accounts, as of the preceding December 31. Interest on any ING USA borrowing is charged at the rate of ING AIH's cost of funds for the interest period, plus 0.15%. Interest on any ING AIH borrowing is charged at a rate based on the prevailing interest rate of U.S. commercial paper available for purchase with a similar duration.

Under this agreement, the Company did not incur interest expense for the year ended December 31, 2011 and 2010. The Company incurred interest expense of $0.4 for the year ended December 31, 2009. The Company earned interest income of $1.0, $1.2, and

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

$1.7, for the years ended December 31, 2011, 2010, and 2009, respectively. Interest expense and income are included in Interest expense and Net investment income, respectively, on the Statements of Operations. At December 31, 2011 and 2010, the Company had an outstanding receivable of $535.9 and $593.6, respectively, with ING AIH under the reciprocal loan agreement.

Total Return Swap

During December 2010, the Company entered into a series of interest rate swaps with external counterparties. The Company also entered into a short-term mirror total return swap ("TRS") transaction with ING Verzekeringen N.V. ("ING V"), its indirect parent company. The outstanding market value of the TRS was $11.6 at December 31, 2010. The TRS matured January 3, 2011.

Long-term debt with Affiliates

The Company issued a 30-year surplus note in the principal amount of $35.0 on December 8, 1999, to its affiliate, SLD, which matures on December 7, 2029. Interest is charged at an annual rate of 7.98%. Payment of the note and related accrued interest is subordinate to payments due to contract owners and claimant and beneficiary claims, as well as debts owed to all other classes of debtors, other than surplus note holders. Any payment of principal and/or interest made is subject to the prior approval of the Iowa Insurance Commissioner.   Interest expense was $2.8 for each of the years ended December 31, 2011, 2010, and 2009, respectively.

On December 29, 2004, the Company issued surplus notes in the aggregate principal amount of $400.0 (the "Notes"), scheduled to mature on December 29, 2034, to its affiliates, ING Life Insurance and Annuity Company, RLI, and SLDI, in an offering that was exempt from the registration requirements of the Securities Act of 1933. The Notes bear interest at a rate of 6.26% per year. Any payment of principal and/or interest is subject to the prior approval of the Iowa Insurance Commissioner. Interest is scheduled to be paid semi-annually in arrears on June 29 and December 29 of each year, commencing on June 29, 2005. Interest expense was $25.4 for each of the years ended December 31, 2011, 2010, and 2009, respectively.

Funding Agreement

On August 10, 2007, the Company issued an extendable funding agreement to its parent, Lion, upon receipt of a single deposit in the amount of $500.0. To fund the purchase of the funding agreement, Lion issued a promissory note to its indirect parent company, ING Verzekeringen N.V. ("ING V"), which has been guaranteed by Lion's immediate parent, ING AIH.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The funding agreement was scheduled to mature on August 10, 2012, however it was terminated on September 14, 2011, with an early termination fee paid to the Company of $3.2.

Illiquid Assets Back-Up Facility

In the first quarter of 2009, ING reached an agreement, for itself and on behalf of certain ING affiliates including the Company, with the Dutch State on the Illiquid Assets Back-Up Facility (the "Back-Up Facility") covering 80% of ING's Alt-A RMBS. Under the terms of the Back-Up Facility, a full credit risk transfer to the Dutch State was realized on 80% of ING's Alt-A RMBS owned by ING Bank, FSB and ING affiliates within ING U.S. insurance with a book value of $36.0 billion, including book value of $1.4 billion of the Alt-A RMBS portfolio owned by the Company (with respect to the Company's portfolio, the "Designated Securities Portfolio") (the "ING-Dutch State Transaction"). As a result of the risk transfer, the Dutch State participates in 80% of any results of the ING Alt-A RMBS portfolio. The risk transfer to the Dutch State took place at a discount of approximately 10% of par value. In addition, under the Back-Up Facility, other fees were paid both by the Company and the Dutch State. Each ING company participating in the ING-Dutch State Transaction, including the Company remains the legal owner of 100% of its Alt-A RMBS portfolio and will remain exposed to 20% of any results on the portfolio. The ING-Dutch State Transaction closed on March 31, 2009, with the affiliate participation conveyance and risk transfer to the Dutch State described in the succeeding paragraph taking effect as of January 26, 2009.

In order to implement that portion of the ING-Dutch State Transaction related to the Company's Designated Securities Portfolio, the Company entered into a participation agreement with its affiliates, ING Support Holding B.V. ("ING Support Holding") and ING pursuant to which the Company conveyed to ING Support Holding an 80% participation interest in its Designated Securities Portfolio and will pay a periodic transaction fee, and received, as consideration for the participation, an assignment by ING Support Holding of its right to receive payments from the Dutch State under the Illiquid Assets Back-Up Facility related to the Company's Designated Securities Portfolio among, ING, ING Support Holding and the Dutch State (the "Company Back-Up Facility"). Under the Company Back-Up Facility, the Dutch State is obligated to pay certain periodic fees and make certain periodic payments with respect to the Company's Designated Securities Portfolio, and ING Support Holding is obligated to pay a periodic guarantee fee and make periodic payments to the Dutch State equal to the distributions made with respect to the 80% participation interest in the Company's Designated Securities Portfolio. The Dutch-State payment obligation to the Company under the Company Back-Up Facility is accounted for as a loan receivable for U.S. GAAP and is reported in Loan-Dutch State obligation on the Balance Sheets.

Upon the closing of the transaction on March 31, 2009, the Company reduced the unrealized loss balance in Accumulated other comprehensive loss included in

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Shareholder's equity by $411.3 and recognized a gain of $117.6, which was reported in Net realized capital losses on the Statements of Operations.

In a second transaction, known as the Step 1 Cash Transfer, a portion of the Company's Alt-A RMBS which had a book value of $18.9 was sold for cash to an affiliate, Lion II. Custom Investments LLC ("Lion II"). Immediately thereafter, Lion II sold to ING Direct Bancorp the purchased securities (the "Step 2 Cash Transfer"). Contemporaneous with the Step 2 Cash Transfer, ING Direct Bancorp included such purchased securities as part of its Alt-A RMBS portfolio sale to the Dutch State. The Step 1 Cash Transfer closed on March 31, 2009, and the Company recognized a gain of $7.9 contemporaneous with the closing of the ING-Dutch State Transaction, which was reported in Net realized capital losses on the Statements of Operations.

As part of the final restructuring plan submitted to the EC in connection with its review of the Dutch state aid to ING, ING (the "Restructuring Plan"), ING has agreed to make additional payments to the Dutch State corresponding to an adjustment of fees for the Back-Up Facility. Under this new agreement, the terms of the ING-Dutch State Transaction which closed on March 31, 2009, including the transfer price of the Alt-A RMBS securities, remain unaltered and the additional payments are not borne by the Company or any other ING U.S. subsidiaries.

Derivatives

As of December 31, 2011 and 2010, the Company had call options with a notional amount of $382.2 and $382.6, respectively, and market value of $4.9 and $14.0, respectively, with ING Bank, an affiliate. Each of these contracts was entered into as a result of a competitive bid, which included unaffiliated counterparties.

11.   **Reinsurance**

At December 31, 2011, the Company had reinsurance treaties with 15 unaffiliated reinsurers covering a portion of the mortality risks and guaranteed death and living benefits under its annuity contracts. The Company, as cedant, also has reinsurance treaties with two affiliates, SLD and SLDI, related to GICs, fixed annuities, variable annuities, and universal life insurance policies. In addition, the Company assumed reinsurance risk under reinsurance treaties with its affiliate, RLI, related to certain life insurance policies and employee benefit group annual term policies. The Company remains liable to the extent its reinsurers do not meet their obligations under the reinsurance agreements.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Reinsurance ceded in force for life mortality risks were $147.7 billion and $170.4 billion at December 31, 2011 and 2010, respectively. At December 31, 2011 and 2010, net receivables were comprised of the following:

	2011	2010
Claims recoverable from reinsurers	$ 11.0	$ 14.4
Amounts due to reinsurers	(23.6)	(26.2)
Reinsurance reserves ceded	2,188.2	1,368.7
Deposits	1,377.6	1,600.4
Reinsurance receivable	498.1	508.6
Other	16.8	15.5
Total	$ 4,068.1	$ 3,481.4

Premiums and Interest credited and other benefits to contract owners were reduced by the following amounts for reinsurance ceded for the years ended December 31, 2011, 2010, and 2009.

	2011	2010	2009
Premiums:			
Direct premiums	$ 16.9	$ 17.8	$ 20.0
Reinsurance assumed	478.4	522.8	768.6
Reinsurance ceded	(39.1)	(260.0)	(2.5)
Net premiums	$ 456.2	$ 280.6	$ 786.1

Also see Reinsurance Agreements in the Related Party Transactions note to these Financial Statements.

12. Commitments and Contingent Liabilities

Leases

The Company leases its office space and certain equipment under operating leases, the longest term of which expires in 2017.

For the years ended December 31, 2011, 2010, and 2009, rent expense for leases was $7.7, $8.4, and $9.2, respectively. The future net minimum payments under noncancelable leases for the years ended December 31, 2011 through 2015 are estimated to be $7.0, $6.6, $6.7, $6.5, and $5.3, respectively, and $3.0, thereafter. The Company pays substantially all expenses associated with its leased and subleased office properties. Expenses not paid directly by the Company were paid for by an affiliate and allocated back to the Company.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Commitments

Through the normal course of investment operations, the Company commits to either purchase or sell securities, commercial mortgage loans, or money market instruments, at a specified future date and at a specified price or yield. The inability of counterparties to honor these commitments may result in either a higher or lower replacement cost. Also, there is likely to be a change in the value of the securities underlying the commitments.

As of December 31, 2011 and 2010, the Company had off-balance sheet commitments to purchase investments equal to their fair value of $255.3 and $529.2, respectively.

Collateral

Under the terms of the Company's Over-The-Counter Derivative ISDA Agreements ("ISDA Agreements"), the Company may receive from, or deliver to, counterparties, collateral to assure that all terms of the ISDA Agreements will be met with regard to the CSA. The terms of the CSA call for the Company to pay interest on any cash received equal to the Federal Funds rate. As of December 31, 2011 and 2010, the Company held $821.2 and $57.9, respectively, of cash collateral, related to derivative contracts, which was included in Payables under securities loan agreement, including collateral held, on the Balance Sheets. In addition, as of December 31, 2011 and 2010, the Company delivered collateral of $779.8 and $749.7, respectively, in fixed maturities pledged under derivatives contracts, which was included in Securities pledged on the Balance Sheets.

FHLB Funding Agreements

The Company is a member of the Federal Home Loan Bank of Des Moines ("FHLB") and is required to maintain a collateral deposit that backs funding agreements issued to the FHLB. At December 31, 2011 and 2010, the Company had $1,579.6 in non-putable funding agreements, including accrued interest, issued to the FHLB. These non-putable funding agreements are included in Future policy benefits and claims reserves, in the Balance Sheets. At December 31, 2011 and 2010, assets with a market value of $1,897.9 and $1,930.1, respectively, collateralized the funding agreements to the FHLB. Assets pledged to the FHLB are included in Fixed maturities, available-for-sale, in the Balance Sheets.

Litigation

The Company is involved in threatened or pending lawsuits/arbitrations arising from the normal conduct of business. Due to the climate in insurance and business litigation/arbitrations, suits against the Company sometimes include claims for substantial compensatory, consequential, or punitive damages, and other types of relief. Moreover, certain claims are asserted as class actions, purporting to represent a group of similarly situated individuals. While it is not possible to forecast the outcome of such

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

lawsuits/arbitrations, in light of existing insurance, reinsurance, and established reserves, it is the opinion of management that the disposition of such lawsuits/arbitrations will not have a materially adverse effect on the Company's operations or financial position.

Regulatory Matters

As with many financial services companies, the Company and its affiliates periodically receive informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with examinations, inquiries, investigations, and audits of the products and practices of the Company or the financial services industry. Some of these investigations and inquiries could result in regulatory action against the Company. The potential outcome of such action is difficult to predict but could subject the Company or its affiliates to adverse consequences, including, but not limited to, settlement payments, penalties, fines, and other financial liability. The potential economic consequences cannot be predicted, but management does not believe that the outcome of any such action will have a material adverse effect on the Company's financial position or results of operations. It is the practice of the Company and its affiliates to cooperate fully in these matters.

13.   Accumulated Other Comprehensive Income (Loss)

Shareholder's equity included the following components of AOCI as of December 31, 2011, 2010, and 2009.

	2011	2010	2009
Net unrealized capital gains (losses):			
Fixed maturities	$ 1,331.1	$ 682.4	$ (554.7)
Equity securities, available-for-sale	1.0	6.9	3.5
Derivatives	(1.1)	0.3	-
DAC/VOBA adjustment on available-for-sale securities	(707.6)	(458.4)	(64.3)
Sales inducements adjustment on available-for-sale securities	(129.2)	(80.4)	(0.1)
Other investments	(35.7)	(35.7)	(25.0)
Unrealized capital gains (losses), before tax	458.5	115.1	(640.6)
Net deferred income tax assets (liability)	(21.4)	19.8	111.3
Unrealized capital gains (losses), after tax	437.1	134.9	(529.3)
Pension liability, net of tax	(1.9)	(2.6)	(3.2)
Accumulated other comprehensive income (loss)	$ 435.2	$ 132.3	$ (532.5)

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Changes in AOCI, net of DAC, VOBA, and tax related to changes in unrealized capital gains (losses) on securities, including securities pledged, were as follows for the years ended December 31, 2011, 2010, and 2009.

	2011	**2010**	**2009**
Fixed maturities	$ 619.7	$ 1,244.0	$ 3,181.9
Equity securities, available-for-sale	(5.9)	3.4	7.2
Derivatives	(1.4)	0.3	-
DAC/VOBA adjustment on available-for-sale securities	(249.2)	(394.1)	(1,343.1)
Sales inducements adjustment on available-for-sale securities	(48.8)	(80.3)	(102.3)
Other investments	-	(10.7)	0.9
Change in unrealized gains on securities, before tax	314.4	762.6	1,744.6
Deferred income tax liability	(31.0)	(93.9)	(546.0)
Change in unrealized gains on securities, after tax	283.4	668.7	1,198.6
Change in other-than-temporary impairment losses, before tax	29.0	(6.9)	(100.1)
Deferred income tax asset/liability	(10.2)	2.4	35.0
Change in other-than-temporary impairment losses, after tax	18.8	(4.5)	(65.1)
Pension and other post-employment benefit liability, before tax	1.0	0.9	(0.6)
Deferred income tax asset/liability	(0.3)	(0.3)	-
Pension and other post-employment benefit liability, after tax	0.7	0.6	(0.6)
Net change in AOCI, after tax	$ 302.9	$ 664.8	$ 1,132.9

Changes in unrealized capital gains on securities, including securities pledged and noncredit impairments, as recognized in AOCI, reported net of DAC, VOBA, and income taxes, were as follows for the years ended December 31, 2011, 2010, and 2009.

	2011	**2010**	**2009**
Net unrealized capital holding gains (losses) arising during the year [1]	$ 246.0	$ 500.6	$ 888.7
Reclassification adjustment for gains (losses) and other items included in Net income (loss) [2]	(22.8)	(9.4)	180.1
Change in deferred tax valuation allowance	79.0	173.0	64.7
Net change in unrealized capital gains (losses) on securities	$ 302.2	$ 664.2	$ 1,133.5

[1] Pretax unrealized capital holding gains (losses) arising during the year were $378.5, $770.2, and $1,367.2 for the years ended December 31, 2011, 2010, and 2009, respectively.

[2] Pretax reclassification adjustments for gains (losses) and other items included in Net income (loss) were $34.9, $14.5, and $(277.0), for the years ended December 31, 2011, 2010, and 2009, respectively.

The reclassification adjustments for gains (losses) and other items included in Net income (loss) in the above table are generally determined by FIFO methodology.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

QUARTERLY DATA (UNAUDITED)
(Dollar amounts in millions, unless otherwise stated)

2011		First		Second		Third		Fourth
Total revenue	$	351.7	$	897.4	$	2,693.7	$	(255.1)
Income (loss) before income taxes		37.9		119.0		374.0		(131.8)
Income tax expense (benefit)		16.7		1.8		23.1		(40.5)
Net income (loss)	$	21.2	$	117.2	$	350.9	$	(91.3)
2010		First		Second		Third		Fourth
Total revenue	$	375.0	$	1,466.4	$	201.4	$	(120.2)
Income (loss) before income taxes		5.4		(106.7)		130.9		(3.4)
Income tax expense (benefit)		(1.2)		(54.9)		(6.7)		7.7
Net income (loss)	$	6.6	$	(51.8)	$	137.6	$	(11.1)

FINANCIAL STATEMENTS
ING USA Annuity and Life Insurance Company
Separate Account B
Year Ended December 31, 2011
with Report of Independent Registered Public Accounting Firm

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ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Financial Statements
Year Ended December 31, 2011

Contents

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Report of Independent Registered Public Accounting Firm

The Board of Directors and Participants
ING USA Annuity and Life Insurance Company

We have audited the accompanying statements of assets and liabilities of the investment divisions (the "Divisions") constituting ING USA Annuity and Life Insurance Company Separate Account B (the "Account") as of December 31, 2011, and the related statements of operations and changes in net assets for the periods disclosed in the financial statements. These financial statements are the responsibility of the Account's management. Our responsibility is to express an opinion on these financial statements based on our audits. The Account is comprised of the following Divisions:

BlackRock Variable Series Funds, Inc.:
  BlackRock Global Allocation V.I. Fund - Class III
Columbia Funds Variable Insurance Trust:
  Columbia Asset Allocation Fund, Variable Series - Class A
  Columbia Federal Securities Fund, Variable Series - Class A
  Columbia Large Cap Growth Fund, Variable Series - Class A
  Columbia Small Cap Value Fund, Variable Series - Class B
  Columbia Small Company Growth Fund, Variable Series - Class A
Columbia Funds Variable Series Trust II:
  Columbia VP Large Cap Growth Fund - Class 1
  Columbia VP Short Duration US Government Fund - Class 1
Fidelity® Variable Insurance Products:
  Fidelity® VIP Equity-Income Portfolio - Service Class 2
Fidelity® Variable Insurance Products II:
  Fidelity® VIP Contrafund® Portfolio - Service Class 2
Franklin Templeton Variable Insurance Products Trust:
  Franklin Small Cap Value Securities Fund - Class 2
ING Balanced Portfolio, Inc.:
  ING Balanced Portfolio - Class S
ING Intermediate Bond Portfolio:
  ING Intermediate Bond Portfolio - Class S
ING Investors Trust:
  ING American Funds Asset Allocation Portfolio
  ING American Funds Bond Portfolio
  ING American Funds Global Growth and Income Portfolio
  ING American Funds Growth Portfolio
  ING American Funds Growth-Income Portfolio
  ING American Funds International Growth and Income Portfolio
  ING American Funds International Portfolio
  ING American Funds World Allocation Portfolio - Service Class
  ING Artio Foreign Portfolio - Service Class
  ING Artio Foreign Portfolio - Service 2 Class
  ING BlackRock Health Sciences Opportunities Portfolio - Service Class
  ING BlackRock Inflation Protected Bond Portfolio - Service Class
  ING BlackRock Large Cap Growth Portfolio - Institutional Class
  ING BlackRock Large Cap Growth Portfolio - Service Class
  ING BlackRock Large Cap Value Portfolio - Service Class
  ING BlackRock Large Cap Value Portfolio - Service 2 Class
  ING Clarion Global Real Estate Portfolio - Service Class
  ING Clarion Global Real Estate Portfolio - Service 2 Class
  ING Clarion Real Estate Portfolio - Service Class

ING Investors Trust (continued):
  ING Clarion Real Estate Portfolio - Service 2 Class
  ING Core Growth and Income Portfolio - Service Class
  ING Core Growth and Income Portfolio - Service 2 Class
  ING DFA World Equity Portfolio - Service Class
  ING FMR^{SM} Diversified Mid Cap Portfolio - Service Class
  ING FMR^{SM} Diversified Mid Cap Portfolio - Service 2 Class
  ING Franklin Income Portfolio - Service Class
  ING Franklin Income Portfolio - Service 2 Class
  ING Franklin Mutual Shares Portfolio - Service Class
  ING Franklin Templeton Founding Strategy Portfolio - Service Class
  ING Global Resources Portfolio - Adviser Class
  ING Global Resources Portfolio - Service Class
  ING Global Resources Portfolio - Service 2 Class
  ING Invesco Van Kampen Growth and Income Portfolio - Service Class
  ING Invesco Van Kampen Growth and Income Portfolio - Service 2 Class
  ING JPMorgan Emerging Markets Equity Portfolio - Service Class
  ING JPMorgan Emerging Markets Equity Portfolio - Service 2 Class
  ING JPMorgan Small Cap Core Equity Portfolio - Service Class
  ING JPMorgan Small Cap Core Equity Portfolio - Service 2 Class
  ING Large Cap Growth Portfolio - Service Class
  ING Large Cap Growth Portfolio - Service 2 Class
  ING Large Cap Value Portfolio - Service Class
  ING Limited Maturity Bond Portfolio - Service Class
  ING Liquid Assets Portfolio - Service Class
  ING Liquid Assets Portfolio - Service 2 Class
  ING Lord Abbett Growth and Income Portfolio - Service Class
  ING Lord Abbett Growth and Income Portfolio - Service 2 Class
  ING Marsico Growth Portfolio - Service Class
  ING Marsico Growth Portfolio - Service 2 Class
  ING MFS Total Return Portfolio - Service Class
  ING MFS Total Return Portfolio - Service 2 Class
  ING MFS Utilities Portfolio - Service Class
  ING Morgan Stanley Global Franchise Portfolio - Service Class
  ING Morgan Stanley Global Franchise Portfolio - Service 2 Class
  ING Morgan Stanley Global Tactical Asset Allocation Portfolio - Service Class
  ING Oppenheimer Active Allocation Portfolio - Service Class

ING Investors Trust (continued):
  ING PIMCO High Yield Portfolio - Service Class
  ING PIMCO Total Return Bond Portfolio - Service Class
  ING PIMCO Total Return Bond Portfolio - Service 2 Class
  ING Pioneer Fund Portfolio - Service Class
  ING Pioneer Mid Cap Value Portfolio - Service Class
  ING Retirement Conservative Portfolio - Adviser Class
  ING Retirement Growth Portfolio - Adviser Class
  ING Retirement Moderate Growth Portfolio - Adviser Class
  ING Retirement Moderate Portfolio - Adviser Class
  ING T. Rowe Price Capital Appreciation Portfolio - Service Class
  ING T. Rowe Price Capital Appreciation Portfolio - Service 2 Class
  ING T. Rowe Price Equity Income Portfolio - Service Class
  ING T. Rowe Price Equity Income Portfolio - Service 2 Class
  ING T. Rowe Price International Stock Portfolio - Service Class
  ING Templeton Global Growth Portfolio - Service Class
  ING Templeton Global Growth Portfolio - Service 2 Class
ING Mutual Funds:
  ING Diversified International Fund - Class R
ING Partners, Inc.:
  ING American Century Small-Mid Cap Value Portfolio - Service Class
  ING Baron Small Cap Growth Portfolio - Service Class
  ING Columbia Small Cap Value II Portfolio - Service Class
  ING Davis New York Venture Portfolio - Service Class
  ING Global Bond Portfolio - Service Class
  ING Invesco Van Kampen Comstock Portfolio - Service Class
  ING Invesco Van Kampen Equity and Income Portfolio - Initial Class
  ING Invesco Van Kampen Equity and Income Portfolio - Service Class
  ING JPMorgan Mid Cap Value Portfolio - Service Class
  ING Legg Mason ClearBridge Aggressive Growth Portfolio - Service Class
  ING Oppenheimer Global Portfolio - Initial Class
  ING Oppenheimer Global Portfolio - Service Class
  ING PIMCO Total Return Portfolio - Service Class
  ING Solution 2015 Portfolio - Service Class
  ING Solution 2025 Portfolio - Service Class
  ING Solution 2035 Portfolio - Service Class
  ING Solution 2045 Portfolio - Service Class
  ING Solution Income Portfolio - Service Class
  ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class
  ING T. Rowe Price Growth Equity Portfolio - Service Class
  ING Templeton Foreign Equity Portfolio - Service Class
  ING Thornburg Value Portfolio - Initial Class
  ING Thornburg Value Portfolio - Service Class
  ING UBS U.S. Large Cap Equity Portfolio - Service Class
ING Strategic Allocation Portfolios, Inc.:
  ING Strategic Allocation Conservative Portfolio - Class S
  ING Strategic Allocation Growth Portfolio - Class S
  ING Strategic Allocation Moderate Portfolio - Class S
ING Variable Funds:
  ING Growth and Income Portfolio - Class A
  ING Growth and Income Portfolio - Class I
  ING Growth and Income Portfolio - Class S

ING Variable Insurance Trust:
  ING GET U.S. Core Portfolio - Series 5
  ING GET U.S. Core Portfolio - Series 6
  ING GET U.S. Core Portfolio - Series 7
  ING GET U.S. Core Portfolio - Series 8
  ING GET U.S. Core Portfolio - Series 9
  ING GET U.S. Core Portfolio - Series 10
  ING GET U.S. Core Portfolio - Series 11
  ING GET U.S. Core Portfolio - Series 12
  ING GET U.S. Core Portfolio - Series 13
  ING GET U.S. Core Portfolio - Series 14
ING Variable Portfolios, Inc.:
  ING BlackRock Science and Technology Opportunities Portfolio - Class S
  ING Euro STOXX 50 Index Portfolio - Class A
  ING FTSE 100 Index Portfolio - Class A
  ING Hang Seng Index Portfolio - Class S
  ING Index Plus LargeCap Portfolio - Class S
  ING Index Plus MidCap Portfolio - Class S
  ING Index Plus SmallCap Portfolio - Class S
  ING International Index Portfolio - Class S
  ING Japan TOPIX Index® Portfolio - Class A
  ING Russell™ Large Cap Growth Index Portfolio - Class S
  ING Russell™ Large Cap Index Portfolio - Class S
  ING Russell™ Large Cap Value Index Portfolio - Class S
  ING Russell™ Mid Cap Growth Index Portfolio - Class S
  ING Russell™ Mid Cap Index Portfolio - Class S
  ING Russell™ Small Cap Index Portfolio - Class S
  ING Small Company Portfolio - Class S
  ING U.S. Bond Index Portfolio - Class S
  ING WisdomTree℠ Global High-Yielding Equity Index Portfolio - Class S
ING Variable Products Trust:
  ING International Value Portfolio - Class S
  ING MidCap Opportunities Portfolio - Class S
  ING SmallCap Opportunities Portfolio - Class S
Invesco Variable Insurance Funds:
  Invesco V.I. Leisure Fund - Series I Shares
Legg Mason Partners Variable Equity Trust:
  Legg Mason ClearBridge Variable Large Cap Value Portfolio - Class I
  Legg Mason Global Currents Variable International All Cap Opportunity Portfolio
Legg Mason Partners Variable Income Trust:
  Legg Mason Western Asset Variable High Income Portfolio
Oppenheimer Variable Account Funds:
  Oppenheimer Main Street Small- & Mid-Cap Fund®/VA - Service Class
PIMCO Variable Insurance Trust:
  PIMCO Real Return Portfolio - Administrative Class
Pioneer Variable Contracts Trust:
  Pioneer Equity Income VCT Portfolio - Class II
ProFunds:
  ProFund VP Bull
  ProFund VP Europe 30
  ProFund VP Rising Rates Opportunity
Wells Fargo Funds Trust:
  Wells Fargo Advantage VT Omega Growth Fund - Class 2

Wells Fargo Variable Trust:
  Wells Fargo Advantage VT Index Asset Allocation Fund -
    Class 2
  Wells Fargo Advantage VT Intrinsic Value Fund - Class 2
  Wells Fargo Advantage VT Small Cap Growth Fund - Class 2
  Wells Fargo Advantage VT Total Return Bond Fund

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Account's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Account's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2011, by correspondence with the transfer agents or fund company. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the respective Divisions constituting ING USA Annuity and Life Insurance Company Separate Account B at December 31, 2011, the results of their operations and changes in their net assets for the periods disclosed in the financial statements, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Atlanta, Georgia
April 4, 2012

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2011
(Dollars in thousands)

	BlackRock Global Allocation V.I. Fund - Class III		Columbia Asset Allocation Fund, Variable Series - Class A		Columbia Small Cap Value Fund, Variable Series - Class B		Columbia Small Company Growth Fund, Variable Series - Class A		Columbia VP Large Cap Growth Fund - Class 1	
Assets										
Investments in mutual funds										
at fair value	$	1,082,232	$	279	$	132,485	$	11	$	271
Total assets		1,082,232		279		132,485		11		271
Liabilities										
Payable to related parties		136		-		33		-		-
Total liabilities		136		-		33		-		-
Net assets	$	1,082,096	$	279	$	132,452	$	11	$	271
Net assets										
Accumulation units	$	1,082,096	$	279	$	132,452	$	11	$	271
Contracts in payout (annuitization)		-		-		-		-		-
Total net assets	$	1,082,096	$	279	$	132,452	$	11	$	271
Total number of mutual fund shares		81,493,377		23,651		9,111,794		983		41,013
Cost of mutual fund shares	$	1,042,190	$	325	$	157,175	$	12	$	309

The accompanying notes are an integral part of these financial statements.

4

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2011
(Dollars in thousands)

	Columbia VP Short Duration US Government Fund - Class 1	Fidelity® VIP Equity-Income Portfolio - Service Class 2	Fidelity® VIP Contrafund® Portfolio - Service Class 2	Franklin Small Cap Value Securities Fund - Class 2	ING Balanced Portfolio - Class S
Assets					
Investments in mutual funds					
at fair value	$ 4	$ 157,163	$ 662,973	$ 11,820	$ 5,392
Total assets	4	157,163	662,973	11,820	5,392
Liabilities					
Payable to related parties	-	30	104	1	-
Total liabilities	-	30	104	1	-
Net assets	$ 4	$ 157,133	$ 662,869	$ 11,819	$ 5,392
Net assets					
Accumulation units	$ 4	$ 157,133	$ 662,869	$ 11,819	$ 5,392
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 4	$ 157,133	$ 662,869	$ 11,819	$ 5,392
Total number of mutual fund shares	394	8,536,819	29,283,273	761,131	487,955
Cost of mutual fund shares	$ 4	$ 204,147	$ 727,094	$ 9,896	$ 5,984

The accompanying notes are an integral part of these financial statements.

Statements of Assets and Liabilities
December 31, 2011
(Dollars in thousands)

	ING Intermediate Bond Portfolio - Class S	ING American Funds Asset Allocation Portfolio	ING American Funds Bond Portfolio	ING American Funds Global Growth and Income Portfolio	ING American Funds Growth Portfolio
Assets					
Investments in mutual funds					
at fair value	$ 1,214,821	$ 340,980	$ 463,801	$ 6,823	$ 1,884,331
Total assets	1,214,821	340,980	463,801	6,823	1,884,331
Liabilities					
Payable to related parties	197	46	63	1	320
Total liabilities	197	46	63	1	320
Net assets	$ 1,214,624	$ 340,934	$ 463,738	$ 6,822	$ 1,884,011
Net assets					
Accumulation units	$ 1,214,624	$ 340,934	$ 463,738	$ 6,822	$ 1,884,011
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 1,214,624	$ 340,934	$ 463,738	$ 6,822	$ 1,884,011
Total number of mutual fund shares	98,445,814	35,444,939	44,725,309	711,521	39,191,577
Cost of mutual fund shares	$ 1,202,341	$ 277,962	$ 432,882	$ 7,113	$ 2,034,511

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2011
(Dollars in thousands)

	ING American Funds International Growth and Income Portfolio	ING American Funds International Portfolio	ING American Funds World Allocation Portfolio - Service Class	ING Artio Foreign Portfolio - Service Class	ING Artio Foreign Portfolio - Service 2 Class
Assets					
Investments in mutual funds					
at fair value	$ 4,490	$ 977,280	$ 184,342	$ 360,019	$ 30,964
Total assets	4,490	977,280	184,342	360,019	30,964
Liabilities					
Payable to related parties	-	161	28	71	6
Total liabilities	-	161	28	71	6
Net assets	$ 4,490	$ 977,119	$ 184,314	$ 359,948	$ 30,958
Net assets					
Accumulation units	$ 4,490	$ 977,119	$ 184,314	$ 359,948	$ 30,958
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 4,490	$ 977,119	$ 184,314	$ 359,948	$ 30,958
Total number of mutual fund shares	492,304	69,606,866	17,341,698	40,588,440	3,510,714
Cost of mutual fund shares	$ 4,880	$ 1,299,174	$ 195,549	$ 572,866	$ 47,475

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2011
(Dollars in thousands)

	ING BlackRock Health Sciences Opportunities Portfolio - Service Class	ING BlackRock Inflation Protected Bond Portfolio - Service Class	ING BlackRock Large Cap Growth Portfolio - Institutional Class	ING BlackRock Large Cap Growth Portfolio - Service Class	ING Clarion Global Real Estate Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 175,395	$ 504,386	$ 134	$ 138,531	$ 120,782
Total assets	175,395	504,386	134	138,531	120,782
Liabilities					
Payable to related parties	34	73	-	27	20
Total liabilities	34	73	-	27	20
Net assets	$ 175,361	$ 504,313	$ 134	$ 138,504	$ 120,762
Net assets					
Accumulation units	$ 175,361	$ 504,313	$ 134	$ 138,504	$ 120,762
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 175,361	$ 504,313	$ 134	$ 138,504	$ 120,762
Total number of mutual fund shares	15,278,343	46,273,934	13,877	14,475,587	13,586,280
Cost of mutual fund shares	$ 163,127	$ 489,188	$ 165	$ 125,691	$ 128,165

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2011
(Dollars in thousands)

	ING Clarion Global Real Estate Portfolio - Service 2 Class	ING Clarion Real Estate Portfolio - Service Class	ING Clarion Real Estate Portfolio - Service 2 Class	ING DFA World Equity Portfolio - Service Class	ING FMR^{SM} Diversified Mid Cap Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 1,815	$ 293,020	$ 20,211	$ 156,812	$ 627,060
Total assets	1,815	293,020	20,211	156,812	627,060
Liabilities					
Payable to related parties	-	74	4	23	144
Total liabilities	-	74	4	23	144
Net assets	$ 1,815	$ 292,946	$ 20,207	$ 156,789	$ 626,916
Net assets					
Accumulation units	$ 1,815	$ 292,935	$ 20,207	$ 156,789	$ 626,914
Contracts in payout (annuitization)	-	11	-	-	2
Total net assets	$ 1,815	$ 292,946	$ 20,207	$ 156,789	$ 626,916
Total number of mutual fund shares	203,243	12,358,480	856,773	20,471,505	46,448,884
Cost of mutual fund shares	$ 2,035	$ 299,990	$ 21,239	$ 152,744	$ 640,322

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2011
(Dollars in thousands)

	ING FMR℠ Diversified Mid Cap Portfolio - Service 2 Class	ING Franklin Income Portfolio - Service Class	ING Franklin Income Portfolio - Service 2 Class	ING Franklin Mutual Shares Portfolio - Service Class	ING Franklin Templeton Founding Strategy Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 29,609	$ 456,328	$ 9,009	$ 178,190	$ 747,966
Total assets	29,609	456,328	9,009	178,190	747,966
Liabilities					
Payable to related parties	5	70	1	26	115
Total liabilities	5	70	1	26	115
Net assets	$ 29,604	$ 456,258	$ 9,008	$ 178,164	$ 747,851
Net assets					
Accumulation units	$ 29,604	$ 456,258	$ 9,008	$ 178,164	$ 747,851
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 29,604	$ 456,258	$ 9,008	$ 178,164	$ 747,851
Total number of mutual fund shares	2,204,694	46,899,074	927,844	23,111,594	92,570,093
Cost of mutual fund shares	$ 29,623	$ 451,486	$ 8,329	$ 185,152	$ 782,317

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2011
(Dollars in thousands)

	ING Global Resources Portfolio - Adviser Class	ING Global Resources Portfolio - Service Class	ING Global Resources Portfolio - Service 2 Class	ING Invesco Van Kampen Growth and Income Portfolio - Service Class	ING Invesco Van Kampen Growth and Income Portfolio - Service 2 Class
Assets					
Investments in mutual funds at fair value	$ 87,955	$ 491,376	$ 24,803	$ 383,627	$ 44,540
Total assets	87,955	491,376	24,803	383,627	44,540
Liabilities					
Payable to related parties	11	99	4	94	7
Total liabilities	11	99	4	94	7
Net assets	$ 87,944	$ 491,277	$ 24,799	$ 383,533	$ 44,533
Net assets					
Accumulation units	$ 87,944	$ 491,262	$ 24,799	$ 383,512	$ 44,533
Contracts in payout (annuitization)	-	15	-	21	-
Total net assets	$ 87,944	$ 491,277	$ 24,799	$ 383,533	$ 44,533
Total number of mutual fund shares	4,651,263	25,289,576	1,285,104	18,285,354	2,136,212
Cost of mutual fund shares	$ 100,692	$ 537,651	$ 28,064	$ 421,195	$ 51,681

The accompanying notes are an integral part of these financial statements.

11

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2011
(Dollars in thousands)

	ING JPMorgan Emerging Markets Equity Portfolio - Service Class	ING JPMorgan Emerging Markets Equity Portfolio - Service 2 Class	ING JPMorgan Small Cap Core Equity Portfolio - Service Class	ING JPMorgan Small Cap Core Equity Portfolio - Service 2 Class	ING Large Cap Growth Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 495,239	$ 25,480	$ 223,932	$ 32,089	$ 217,771
Total assets	495,239	25,480	223,932	32,089	217,771
Liabilities					
Payable to related parties	94	4	37	7	39
Total liabilities	94	4	37	7	39
Net assets	$ 495,145	$ 25,476	$ 223,895	$ 32,082	$ 217,732
Net assets					
Accumulation units	$ 495,143	$ 25,476	$ 223,895	$ 32,082	$ 217,732
Contracts in payout (annuitization)	2	-	-	-	-
Total net assets	$ 495,145	$ 25,476	$ 223,895	$ 32,082	$ 217,732
Total number of mutual fund shares	27,589,896	1,430,630	17,332,231	2,503,075	17,324,676
Cost of mutual fund shares	$ 548,981	$ 26,083	$ 202,218	$ 31,275	$ 221,025

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2011
(Dollars in thousands)

	ING Large Cap Growth Portfolio - Service 2 Class		ING Large Cap Value Portfolio - Service Class		ING Limited Maturity Bond Portfolio - Service Class		ING Liquid Assets Portfolio - Service Class		ING Liquid Assets Portfolio - Service 2 Class	
Assets										
Investments in mutual funds										
at fair value	$	784	$	64,755	$	75,784	$	994,425	$	19,332
Total assets		784		64,755		75,784		994,425		19,332
Liabilities										
Payable to related parties		-		15		20		198		4
Total liabilities		-		15		20		198		4
Net assets	$	784	$	64,740	$	75,764	$	994,227	$	19,328
Net assets										
Accumulation units	$	784	$	64,740	$	75,751	$	994,220	$	19,328
Contracts in payout (annuitization)		-		-		13		7		-
Total net assets	$	784	$	64,740	$	75,764	$	994,227	$	19,328
Total number of mutual fund shares		62,585		7,906,648		7,473,812		994,425,382		19,332,360
Cost of mutual fund shares	$	694	$	63,992	$	79,881	$	994,425	$	19,332

The accompanying notes are an integral part of these financial statements.

13

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2011
(Dollars in thousands)

	ING Marsico Growth Portfolio - Service Class	ING Marsico Growth Portfolio - Service 2 Class	ING MFS Total Return Portfolio - Service Class	ING MFS Total Return Portfolio - Service 2 Class	ING MFS Utilities Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 417,788	$ 16,370	$ 635,774	$ 30,996	$ 463,970
Total assets	417,788	16,370	635,774	30,996	463,970
Liabilities					
Payable to related parties	116	3	147	6	92
Total liabilities	116	3	147	6	92
Net assets	$ 417,672	$ 16,367	$ 635,627	$ 30,990	$ 463,878
Net assets					
Accumulation units	$ 417,672	$ 16,367	$ 635,627	$ 30,990	$ 463,878
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 417,672	$ 16,367	$ 635,627	$ 30,990	$ 463,878
Total number of mutual fund shares	24,868,346	981,420	42,784,281	2,104,289	33,965,613
Cost of mutual fund shares	$ 358,521	$ 14,642	$ 686,916	$ 34,661	$ 491,911

The accompanying notes are an integral part of these financial statements.

14

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2011
(Dollars in thousands)

	ING Morgan Stanley Global Franchise Portfolio - Service Class	ING Morgan Stanley Global Franchise Portfolio - Service 2 Class	ING Oppenheimer Active Allocation Portfolio - Service Class	ING PIMCO High Yield Portfolio - Service Class	ING PIMCO Total Return Bond Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 333,156	$ 58,809	$ 50,765	$ 506,367	$ 2,820,056
Total assets	333,156	58,809	50,765	506,367	2,820,056
Liabilities					
Payable to related parties	58	11	6	90	404
Total liabilities	58	11	6	90	404
Net assets	$ 333,098	$ 58,798	$ 50,759	$ 506,277	$ 2,819,652
Net assets					
Accumulation units	$ 333,098	$ 58,798	$ 50,759	$ 506,277	$ 2,819,652
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 333,098	$ 58,798	$ 50,759	$ 506,277	$ 2,819,652
Total number of mutual fund shares	21,947,059	3,894,651	4,967,184	50,993,626	242,898,904
Cost of mutual fund shares	$ 301,886	$ 51,626	$ 52,239	$ 498,241	$ 2,868,170

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2011
(Dollars in thousands)

	ING PIMCO Total Return Bond Portfolio - Service 2 Class	ING Pioneer Fund Portfolio - Service Class	ING Pioneer Mid Cap Value Portfolio - Service Class	ING Retirement Conservative Portfolio - Adviser Class	ING Retirement Growth Portfolio - Adviser Class
Assets					
Investments in mutual funds at fair value	$ 65,846	$ 48,391	$ 461,931	$ 555,087	$ 4,112,545
Total assets	65,846	48,391	461,931	555,087	4,112,545
Liabilities					
Payable to related parties	10	9	106	83	858
Total liabilities	10	9	106	83	858
Net assets	$ 65,836	$ 48,382	$ 461,825	$ 555,004	$ 4,111,687
Net assets					
Accumulation units	$ 65,836	$ 48,382	$ 461,802	$ 555,004	$ 4,111,687
Contracts in payout (annuitization)	-	-	23	-	-
Total net assets	$ 65,836	$ 48,382	$ 461,825	$ 555,004	$ 4,111,687
Total number of mutual fund shares	5,705,882	4,604,234	44,934,915	60,467,031	401,615,682
Cost of mutual fund shares	$ 66,658	$ 52,483	$ 485,892	$ 521,413	$ 3,709,424

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2011
(Dollars in thousands)

	ING Retirement Moderate Growth Portfolio - Adviser Class	ING Retirement Moderate Portfolio - Adviser Class	ING T. Rowe Price Capital Appreciation Portfolio - Service Class	ING T. Rowe Price Capital Appreciation Portfolio - Service 2 Class	ING T. Rowe Price Equity Income Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 2,859,435	$ 1,681,751	$ 2,370,843	$ 73,116	$ 643,235
Total assets	2,859,435	1,681,751	2,370,843	73,116	643,235
Liabilities					
Payable to related parties	487	271	435	13	129
Total liabilities	487	271	435	13	129
Net assets	$ 2,858,948	$ 1,681,480	$ 2,370,408	$ 73,103	$ 643,106
Net assets					
Accumulation units	$ 2,858,948	$ 1,681,480	$ 2,370,116	$ 73,103	$ 642,993
Contracts in payout (annuitization)	-	-	292	-	113
Total net assets	$ 2,858,948	$ 1,681,480	$ 2,370,408	$ 73,103	$ 643,106
Total number of mutual fund shares	270,523,695	155,000,110	103,575,491	3,206,846	56,226,830
Cost of mutual fund shares	$ 2,576,786	$ 1,517,910	$ 2,329,414	$ 74,559	$ 681,813

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2011
(Dollars in thousands)

	ING T. Rowe Price Equity Income Portfolio - Service 2 Class	ING T. Rowe Price International Stock Portfolio - Service Class	ING Templeton Global Growth Portfolio - Service Class	ING Templeton Global Growth Portfolio - Service 2 Class	ING Diversified International Fund - Class R
Assets					
Investments in mutual funds					
at fair value	$ 23,293	$ 130,659	$ 228,585	$ 3,901	$ 128
Total assets	23,293	130,659	228,585	3,901	128
Liabilities					
Payable to related parties	4	24	48	-	-
Total liabilities	4	24	48	-	-
Net assets	$ 23,289	$ 130,635	$ 228,537	$ 3,901	$ 128
Net assets					
Accumulation units	$ 23,289	$ 130,635	$ 228,523	$ 3,901	$ 128
Contracts in payout (annuitization)	-	-	14	-	-
Total net assets	$ 23,289	$ 130,635	$ 228,537	$ 3,901	$ 128
Total number of mutual fund shares	2,048,633	13,224,597	21,811,517	374,349	16,089
Cost of mutual fund shares	$ 25,981	$ 180,332	$ 265,574	$ 4,680	$ 187

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2011
(Dollars in thousands)

	ING American Century Small-Mid Cap Value Portfolio - Service Class		ING Baron Small Cap Growth Portfolio - Service Class		ING Columbia Small Cap Value II Portfolio - Service Class		ING Davis New York Venture Portfolio - Service Class		ING Global Bond Portfolio - Service Class	
Assets										
Investments in mutual funds										
at fair value	$	1,975	$	335,787	$	127,536	$	242,766	$	8,930
Total assets		1,975		335,787		127,536		242,766		8,930
Liabilities										
Payable to related parties		-		16		19		33		-
Total liabilities		-		16		19		33		-
Net assets	$	1,975	$	335,771	$	127,517	$	242,733	$	8,930
Net assets										
Accumulation units	$	1,975	$	335,771	$	127,517	$	242,733	$	8,930
Contracts in payout (annuitization)		-		-		-		-		-
Total net assets	$	1,975	$	335,771	$	127,517	$	242,733	$	8,930
Total number of mutual fund shares		174,783		17,335,391		12,677,531		14,493,472		788,138
Cost of mutual fund shares	$	1,687	$	269,402	$	101,560	$	237,050	$	8,839

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2011
(Dollars in thousands)

	ING Invesco Van Kampen Comstock Portfolio - Service Class	ING Invesco Van Kampen Equity and Income Portfolio - Initial Class	ING Invesco Van Kampen Equity and Income Portfolio - Service Class	ING JPMorgan Mid Cap Value Portfolio - Service Class	ING Oppenheimer Global Portfolio - Initial Class
Assets					
Investments in mutual funds					
at fair value	$ 173,107	$ 1,561	$ 174,091	$ 125,832	$ 4,873
Total assets	173,107	1,561	174,091	125,832	4,873
Liabilities					
Payable to related parties	29	21	8	18	1
Total liabilities	29	21	8	18	1
Net assets	$ 173,078	$ 1,540	$ 174,083	$ 125,814	$ 4,872
Net assets					
Accumulation units	$ 173,078	$ 1,540	$ 174,083	$ 125,814	$ 4,872
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 173,078	$ 1,540	$ 174,083	$ 125,814	$ 4,872
Total number of mutual fund shares	17,627,984	47,231	5,306,049	8,981,608	388,571
Cost of mutual fund shares	$ 181,340	$ 1,566	$ 170,361	$ 117,681	$ 5,091

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2011
(Dollars in thousands)

	ING Oppenheimer Global Portfolio - Service Class		ING PIMCO Total Return Portfolio - Service Class		ING Solution 2015 Portfolio - Service Class		ING Solution 2025 Portfolio - Service Class		ING Solution 2035 Portfolio - Service Class	
Assets										
Investments in mutual funds										
at fair value	$	116,464	$	6,250	$	15,011	$	16,404	$	9,778
Total assets		116,464		6,250		15,011		16,404		9,778
Liabilities										
Payable to related parties		18		-		-		1		1
Total liabilities		18		-		-		1		1
Net assets	$	116,446	$	6,250	$	15,011	$	16,403	$	9,777
Net assets										
Accumulation units	$	116,446	$	6,250	$	15,011	$	16,403	$	9,777
Contracts in payout (annuitization)		-		-		-		-		-
Total net assets	$	116,446	$	6,250	$	15,011	$	16,403	$	9,777
Total number of mutual fund shares		9,554,044		536,509		1,416,096		1,559,341		921,603
Cost of mutual fund shares	$	136,886	$	5,965	$	14,632	$	14,982	$	9,845

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2011
(Dollars in thousands)

	ING Solution 2045 Portfolio - Service Class	ING Solution Income Portfolio - Service Class	ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class	ING T. Rowe Price Growth Equity Portfolio - Service Class	ING Templeton Foreign Equity Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 1,131	$ 6,055	$ 9,331	$ 105,844	$ 190,520
Total assets	1,131	6,055	9,331	105,844	190,520
Liabilities					
Payable to related parties	-	-	-	16	30
Total liabilities	-	-	-	16	30
Net assets	$ 1,131	$ 6,055	$ 9,331	$ 105,828	$ 190,490
Net assets					
Accumulation units	$ 1,131	$ 6,055	$ 9,331	$ 105,828	$ 190,490
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 1,131	$ 6,055	$ 9,331	$ 105,828	$ 190,490
Total number of mutual fund shares	106,036	575,036	1,150,583	1,989,178	20,097,029
Cost of mutual fund shares	$ 1,145	$ 6,027	$ 6,409	$ 96,870	$ 198,000

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2011
(Dollars in thousands)

	ING Thornburg Value Portfolio - Initial Class	ING Thornburg Value Portfolio - Service Class	ING UBS U.S. Large Cap Equity Portfolio - Service Class	ING Strategic Allocation Conservative Portfolio - Class S	ING Strategic Allocation Growth Portfolio - Class S
Assets					
Investments in mutual funds					
at fair value	$ 895	$ 6,349	$ 5,199	$ 1,286	$ 460
Total assets	895	6,349	5,199	1,286	460
Liabilities					
Payable to related parties	-	1	-	-	-
Total liabilities	-	1	-	-	-
Net assets	$ 895	$ 6,348	$ 5,199	$ 1,286	$ 460
Net assets					
Accumulation units	$ 895	$ 6,348	$ 5,199	$ 1,286	$ 460
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 895	$ 6,348	$ 5,199	$ 1,286	$ 460
Total number of mutual fund shares	32,478	231,971	599,624	127,034	47,804
Cost of mutual fund shares	$ 849	$ 7,135	$ 6,061	$ 1,406	$ 553

The accompanying notes are an integral part of these financial statements.

23

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2011
(Dollars in thousands)

	ING Strategic Allocation Moderate Portfolio - Class S	ING Growth and Income Portfolio - Class A	ING Growth and Income Portfolio - Class I	ING Growth and Income Portfolio - Class S	ING GET U.S. Core Portfolio - Series 7
Assets					
Investments in mutual funds					
at fair value	$ 973	$ 1,178,199	$ 77	$ 724,366	$ 5,411
Total assets	973	1,178,199	77	724,366	5,411
Liabilities					
Payable to related parties	-	200	-	170	1
Total liabilities	-	200	-	170	1
Net assets	$ 973	$ 1,177,999	$ 77	$ 724,196	$ 5,410
Net assets					
Accumulation units	$ 973	$ 1,177,999	$ 77	$ 724,196	$ 5,410
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 973	$ 1,177,999	$ 77	$ 724,196	$ 5,410
Total number of mutual fund shares	98,668	55,081,769	3,581	33,848,866	698,222
Cost of mutual fund shares	$ 1,061	$ 1,223,537	$ 87	$ 685,369	$ 6,225

The accompanying notes are an integral part of these financial statements.

24

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2011
(Dollars in thousands)

	ING GET U.S. Core Portfolio - Series 8	ING GET U.S. Core Portfolio - Series 9	ING GET U.S. Core Portfolio - Series 10	ING GET U.S. Core Portfolio - Series 11	ING GET U.S. Core Portfolio - Series 12
Assets					
Investments in mutual funds at fair value	$ 2,620	$ 2,736	$ 2,242	$ 4,001	$ 1,817
Total assets	2,620	2,736	2,242	4,001	1,817
Liabilities					
Payable to related parties	1	1	-	-	-
Total liabilities	1	1	-	-	-
Net assets	$ 2,619	$ 2,735	$ 2,242	$ 4,001	$ 1,817
Net assets					
Accumulation units	$ 2,619	$ 2,735	$ 2,242	$ 4,001	$ 1,817
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 2,619	$ 2,735	$ 2,242	$ 4,001	$ 1,817
Total number of mutual fund shares	336,718	350,331	281,695	505,829	233,290
Cost of mutual fund shares	$ 2,965	$ 3,099	$ 2,565	$ 4,432	$ 2,117

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2011
(Dollars in thousands)

	ING GET U.S. Core Portfolio - Series 13	ING GET U.S. Core Portfolio - Series 14	ING BlackRock Science and Technology Opportunities Portfolio - Class S	ING Euro STOXX 50 Index Portfolio - Class A	ING FTSE 100 Index Portfolio - Class A
Assets					
Investments in mutual funds at fair value	$ 9,104	$ 29,174	$ 198,054	$ 2,955	$ 2,300
Total assets	9,104	29,174	198,054	2,955	2,300
Liabilities					
Payable to related parties	1	10	34	-	-
Total liabilities	1	10	34	-	-
Net assets	$ 9,103	$ 29,164	$ 198,020	$ 2,955	$ 2,300
Net assets					
Accumulation units	$ 9,103	$ 29,164	$ 198,020	$ 2,955	$ 2,300
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 9,103	$ 29,164	$ 198,020	$ 2,955	$ 2,300
Total number of mutual fund shares	931,806	2,857,443	37,796,512	351,309	200,365
Cost of mutual fund shares	$ 9,203	$ 28,893	$ 190,245	$ 3,787	$ 2,518

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2011
(Dollars in thousands)

	ING Hang Seng Index Portfolio - Class S		ING Index Plus LargeCap Portfolio - Class S		ING Index Plus MidCap Portfolio - Class S		ING Index Plus SmallCap Portfolio - Class S		ING International Index Portfolio - Class S	
Assets										
Investments in mutual funds at fair value	$	44,185	$	126,009	$	107,741	$	83,493	$	39,494
Total assets		44,185		126,009		107,741		83,493		39,494
Liabilities										
Payable to related parties		6		28		20		15		6
Total liabilities		6		28		20		15		6
Net assets	$	44,179	$	125,981	$	107,721	$	83,478	$	39,488
Net assets										
Accumulation units	$	44,179	$	125,981	$	107,721	$	83,478	$	39,488
Contracts in payout (annuitization)		-		-		-		-		-
Total net assets	$	44,179	$	125,981	$	107,721	$	83,478	$	39,488
Total number of mutual fund shares		3,959,274		9,313,340		7,158,846		6,094,359		5,424,995
Cost of mutual fund shares	$	53,263	$	144,595	$	121,706	$	93,613	$	43,835

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2011
(Dollars in thousands)

	ING Japan TOPIX Index® Portfolio - Class A	ING Russell™ Large Cap Growth Index Portfolio - Class S	ING Russell™ Large Cap Index Portfolio - Class S	ING Russell™ Large Cap Value Index Portfolio - Class S	ING Russell™ Mid Cap Growth Index Portfolio - Class S
Assets					
Investments in mutual funds at fair value	$ 9,568	$ 146,065	$ 297,044	$ 38,957	$ 243,151
Total assets	9,568	146,065	297,044	38,957	243,151
Liabilities					
Payable to related parties	1	32	77	7	59
Total liabilities	1	32	77	7	59
Net assets	$ 9,567	$ 146,033	$ 296,967	$ 38,950	$ 243,092
Net assets					
Accumulation units	$ 9,567	$ 146,033	$ 296,967	$ 38,950	$ 243,092
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 9,567	$ 146,033	$ 296,967	$ 38,950	$ 243,092
Total number of mutual fund shares	1,020,008	9,895,987	30,560,099	3,124,048	15,282,886
Cost of mutual fund shares	$ 10,696	$ 121,465	$ 247,929	$ 39,791	$ 196,302

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2011
(Dollars in thousands)

	ING Russell™ Mid Cap Index Portfolio - Class S	ING Russell™ Small Cap Index Portfolio - Class S	ING Small Company Portfolio - Class S	ING U.S. Bond Index Portfolio - Class S	ING WisdomTree℠ Global High-Yielding Equity Index Portfolio - Class S
Assets					
Investments in mutual funds					
at fair value	$ 102,837	$ 136,097	$ 89,904	$ 297,601	$ 169,763
Total assets	102,837	136,097	89,904	297,601	169,763
Liabilities					
Payable to related parties	13	21	12	47	27
Total liabilities	13	21	12	47	27
Net assets	$ 102,824	$ 136,076	$ 89,892	$ 297,554	$ 169,736
Net assets					
Accumulation units	$ 102,824	$ 136,076	$ 89,892	$ 297,554	$ 169,736
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 102,824	$ 136,076	$ 89,892	$ 297,554	$ 169,736
Total number of mutual fund shares	9,289,746	11,652,143	5,116,908	26,956,636	22,817,604
Cost of mutual fund shares	$ 102,132	$ 134,694	$ 83,991	$ 290,327	$ 157,205

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2011
(Dollars in thousands)

	ING International Value Portfolio - Class S	ING MidCap Opportunities Portfolio - Class S	ING SmallCap Opportunities Portfolio - Class S	Invesco V.I. Leisure Fund - Series I Shares	Legg Mason ClearBridge Variable Large Cap Value Portfolio - Class I
Assets					
Investments in mutual funds					
at fair value	$ 6,655	$ 353,390	$ 58,870	$ 16,502	$ 75
Total assets	6,655	353,390	58,870	16,502	75
Liabilities					
Payable to related parties	-	91	15	4	-
Total liabilities	-	91	15	4	-
Net assets	$ 6,655	$ 353,299	$ 58,855	$ 16,498	$ 75
Net assets					
Accumulation units	$ 6,655	$ 353,298	$ 58,855	$ 16,498	$ 75
Contracts in payout (annuitization)	-	1	-	-	-
Total net assets	$ 6,655	$ 353,299	$ 58,855	$ 16,498	$ 75
Total number of mutual fund shares	926,852	31,080,889	2,815,401	2,171,295	5,508
Cost of mutual fund shares	$ 9,898	$ 308,997	$ 49,440	$ 18,216	$ 90

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2011
(Dollars in thousands)

	Legg Mason Global Currents Variable International All Cap Opportunity Portfolio	Legg Mason Western Asset Variable High Income Portfolio	Oppenheimer Main Street Small- & Mid-Cap Fund®/VA - Service Class	PIMCO Real Return Portfolio - Administrative Class	Pioneer Equity Income VCT Portfolio - Class II
Assets					
Investments in mutual funds					
at fair value	$ 33	$ 71	$ 1,442	$ 12,983	$ 14,739
Total assets	33	71	1,442	12,983	14,739
Liabilities					
Payable to related parties	-	-	-	-	1
Total liabilities	-	-	-	-	1
Net assets	$ 33	$ 71	$ 1,442	$ 12,983	$ 14,738
Net assets					
Accumulation units	$ 33	$ 71	$ 1,442	$ 12,983	$ 14,738
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 33	$ 71	$ 1,442	$ 12,983	$ 14,738
Total number of mutual fund shares	6,428	12,731	84,739	930,661	722,847
Cost of mutual fund shares	$ 53	$ 78	$ 1,137	$ 11,894	$ 14,490

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2011
(Dollars in thousands)

	ProFund VP Bull	ProFund VP Europe 30	ProFund VP Rising Rates Opportunity	Wells Fargo Advantage VT Omega Growth Fund - Class 2	Wells Fargo Advantage VT Index Asset Allocation Fund - Class 2
Assets					
Investments in mutual funds at fair value	$ 12,017	$ 6,950	$ 5,756	$ 1,240	$ 2,052
Total assets	12,017	6,950	5,756	1,240	2,052
Liabilities					
Payable to related parties	4	1	1	-	-
Total liabilities	4	1	1	-	-
Net assets	$ 12,013	$ 6,949	$ 5,755	$ 1,240	$ 2,052
Net assets					
Accumulation units	$ 12,013	$ 6,949	$ 5,755	$ 1,240	$ 2,052
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 12,013	$ 6,949	$ 5,755	$ 1,240	$ 2,052
Total number of mutual fund shares	463,616	361,795	767,457	55,167	169,736
Cost of mutual fund shares	$ 14,187	$ 9,747	$ 14,108	$ 1,052	$ 2,144

The accompanying notes are an integral part of these financial statements.

32

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2011
(Dollars in thousands)

	Wells Fargo Advantage VT Intrinsic Value Fund - Class 2	Wells Fargo Advantage VT Small Cap Growth Fund - Class 2	Wells Fargo Advantage VT Total Return Bond Fund
Assets			
Investments in mutual funds			
at fair value	$ 721	$ 361	$ 849
Total assets	721	361	849
Liabilities			
Payable to related parties	-	-	-
Total liabilities	-	-	-
Net assets	$ 721	$ 361	$ 849
Net assets			
Accumulation units	$ 721	$ 361	$ 849
Contracts in payout (annuitization)	-	-	-
Total net assets	$ 721	$ 361	$ 849
Total number of mutual fund shares	58,038	46,995	80,517
Cost of mutual fund shares	$ 811	$ 339	$ 804

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2011
(Dollars in thousands)

	BlackRock Global Allocation V.I. Fund - Class III	Columbia Asset Allocation Fund, Variable Series - Class A	Columbia Federal Securities Fund, Variable Series - Class A	Columbia Large Cap Growth Fund, Variable Series - Class A	Columbia Small Cap Value Fund, Variable Series - Class B
Net investment income (loss)					
Income:					
Dividends	$ 25,754	$ 8	$ 1	$ 2	$ 1,294
Total investment income	25,754	8	1	2	1,294
Expenses:					
Mortality, expense risk					
and other charges	19,276	4	-	2	2,587
Annual administrative charges	176	-	-	-	51
Contingent deferred sales charges	789	-	-	-	128
Minimum death benefit guarantee charges	-	-	-	-	-
Other contract charges	8,636	-	-	-	1,183
Amortization of deferred charges	-	-	-	-	-
Total expenses	28,877	4	-	2	3,949
Net investment income (loss)	(3,123)	4	1	-	(2,655)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	48,722	(4)	(1)	96	191
Capital gains distributions	27,585	-	-	-	15,781
Total realized gain (loss) on investments					
and capital gains distributions	76,307	(4)	(1)	96	15,972
Net unrealized appreciation					
(depreciation) of investments	(139,537)	(5)	-	(63)	(26,358)
Net realized and unrealized gain (loss)					
on investments	(63,230)	(9)	(1)	33	(10,386)
Net increase (decrease) in net assets					
resulting from operations	$ (66,353)	$ (5)	$ -	$ 33	$ (13,041)

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2011
(Dollars in thousands)

	Columbia Small Company Growth Fund, Variable Series - Class A	Columbia VP Large Cap Growth Fund - Class 1	Columbia VP Short Duration US Government Fund - Class 1	Fidelity® VIP Equity-Income Portfolio - Service Class 2	Fidelity® VIP Contrafund® Portfolio - Service Class 2
Net investment income (loss)					
Income:					
Dividends	$ -	$ -	$ -	$ 3,751	$ 5,542
Total investment income	-	-	-	3,751	5,542
Expenses:					
Mortality, expense risk and other charges	-	3	-	2,856	12,327
Annual administrative charges	-	-	-	50	153
Contingent deferred sales charges	-	-	-	109	508
Minimum death benefit guarantee charges	-	-	-	-	-
Other contract charges	-	-	-	1,116	4,902
Amortization of deferred charges	-	-	-	-	-
Total expenses	-	3	-	4,131	17,890
Net investment income (loss)	-	(3)	-	(380)	(12,348)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	-	(8)	-	(7,177)	(40,649)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	-	(8)	-	(7,177)	(40,649)
Net unrealized appreciation (depreciation) of investments	-	(38)	-	4,916	16,548
Net realized and unrealized gain (loss) on investments	-	(46)	-	(2,261)	(24,101)
Net increase (decrease) in net assets resulting from operations	$ -	$ (49)	$ -	$ (2,641)	$ (36,449)

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2011
(Dollars in thousands)

	Franklin Small Cap Value Securities Fund - Class 2	ING Balanced Portfolio - Class S	ING Intermediate Bond Portfolio - Class S	ING American Funds Asset Allocation Portfolio	ING American Funds Bond Portfolio
Net investment income (loss)					
Income:					
Dividends	$ 94	$ 151	$ 51,543	$ 4,923	$ 12,877
Total investment income	94	151	51,543	4,923	12,877
Expenses:					
Mortality, expense risk and other charges	140	72	20,241	5,890	7,845
Annual administrative charges	1	1	292	64	84
Contingent deferred sales charges	2	2	1,194	249	472
Minimum death benefit guarantee charges	-	-	-	-	-
Other contract charges	68	9	7,950	2,774	3,531
Amortization of deferred charges	-	-	-	-	-
Total expenses	211	84	29,677	8,977	11,932
Net investment income (loss)	(117)	67	21,866	(4,054)	945
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(653)	(257)	(19,884)	1,165	13,400
Capital gains distributions	-	-	-	32	1,574
Total realized gain (loss) on investments and capital gains distributions	(653)	(257)	(19,884)	1,197	14,974
Net unrealized appreciation (depreciation) of investments	(28)	22	54,114	(3,094)	(1,823)
Net realized and unrealized gain (loss) on investments	(681)	(235)	34,230	(1,897)	13,151
Net increase (decrease) in net assets resulting from operations	$ (798)	$ (168)	$ 56,096	$ (5,951)	$ 14,096

The accompanying notes are an integral part of these financial statements.

36

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2011
(Dollars in thousands)

	ING American Funds Global Growth and Income Portfolio	ING American Funds Growth Portfolio	ING American Funds Growth-Income Portfolio	ING American Funds International Growth and Income Portfolio	ING American Funds International Portfolio
Net investment income (loss)					
Income:					
Dividends	$ -	$ 4,122	$ 12,226	$ -	$ 19,220
Total investment income	-	4,122	12,226	-	19,220
Expenses:					
Mortality, expense risk and other charges	74	37,201	1,380	52	20,576
Annual administrative charges	1	481	(140)	1	241
Contingent deferred sales charges	2	1,709	76	2	846
Minimum death benefit guarantee charges	-	-	-	-	-
Other contract charges	30	15,767	483	23	8,368
Amortization of deferred charges	-	-	-	-	1
Total expenses	107	55,158	1,799	78	30,032
Net investment income (loss)	(107)	(51,036)	10,427	(78)	(10,812)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(172)	16,873	(108,276)	(127)	(36,304)
Capital gains distributions	-	162	-	-	6,320
Total realized gain (loss) on investments and capital gains distributions	(172)	17,035	(108,276)	(127)	(29,984)
Net unrealized appreciation (depreciation) of investments	(291)	(113,998)	107,306	(390)	(160,596)
Net realized and unrealized gain (loss) on investments	(463)	(96,963)	(970)	(517)	(190,580)
Net increase (decrease) in net assets resulting from operations	$ (570)	$ (147,999)	$ 9,457	$ (595)	$ (201,392)

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2011
(Dollars in thousands)

	ING American Funds World Allocation Portfolio - Service Class	ING Artio Foreign Portfolio - Service Class	ING Artio Foreign Portfolio - Service 2 Class	ING BlackRock Health Sciences Opportunities Portfolio - Service Class	ING BlackRock Inflation Protected Bond Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 1,989	$ 8,590	$ 679	$ 950	$ 7,707
Total investment income	1,989	8,590	679	950	7,707
Expenses:					
Mortality, expense risk					
and other charges	3,951	8,055	710	3,125	6,067
Annual administrative charges	47	111	9	56	89
Contingent deferred sales charges	186	320	17	190	369
Minimum death benefit guarantee charges	-	-	-	-	-
Other contract charges	1,849	3,208	354	1,290	2,538
Amortization of deferred charges	-	-	-	-	-
Total expenses	6,033	11,694	1,090	4,661	9,063
Net investment income (loss)	(4,044)	(3,104)	(411)	(3,711)	(1,356)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	12,157	(39,745)	(1,096)	(4,717)	2,176
Capital gains distributions	5,560	-	-	-	13,548
Total realized gain (loss) on investments					
and capital gains distributions	17,717	(39,745)	(1,096)	(4,717)	15,724
Net unrealized appreciation					
(depreciation) of investments	(33,776)	(73,201)	(8,632)	9,734	13,968
Net realized and unrealized gain (loss)					
on investments	(16,059)	(112,946)	(9,728)	5,017	29,692
Net increase (decrease) in net assets					
resulting from operations	$ (20,103)	$ (116,050)	$ (10,139)	$ 1,306	$ 28,336

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2011
(Dollars in thousands)

	ING BlackRock Large Cap Growth Portfolio - Institutional Class	ING BlackRock Large Cap Growth Portfolio - Service Class	ING BlackRock Large Cap Value Portfolio - Service Class	ING BlackRock Large Cap Value Portfolio - Service 2 Class	ING Clarion Global Real Estate Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 1	$ 638	$ 795	$ 66	$ 4,694
Total investment income	1	638	795	66	4,694
Expenses:					
Mortality, expense risk and other charges	1	2,601	25	2	2,314
Annual administrative charges	-	46	(3)	-	28
Contingent deferred sales charges	-	130	1	-	107
Minimum death benefit guarantee charges	-	-	-	-	-
Other contract charges	-	979	8	1	992
Amortization of deferred charges	-	-	-	-	-
Total expenses	1	3,756	31	3	3,441
Net investment income (loss)	-	(3,118)	764	63	1,253
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(5)	(4,312)	(6,216)	(477)	(7,827)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	(5)	(4,312)	(6,216)	(477)	(7,827)
Net unrealized appreciation (depreciation) of investments	2	(2,224)	5,944	456	(3,437)
Net realized and unrealized gain (loss) on investments	(3)	(6,536)	(272)	(21)	(11,264)
Net increase (decrease) in net assets resulting from operations	$ (3)	$ (9,654)	$ 492	$ 42	$ (10,011)

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2011
(Dollars in thousands)

	ING Clarion Global Real Estate Portfolio - Service 2 Class	ING Clarion Real Estate Portfolio - Service Class	ING Clarion Real Estate Portfolio - Service 2 Class	ING Core Growth and Income Portfolio - Service Class	ING Core Growth and Income Portfolio - Service 2 Class
Net investment income (loss)					
Income:					
Dividends	$ 68	$ 3,965	$ 241	$ 6,625	$ 306
Total investment income	68	3,965	241	6,625	306
Expenses:					
Mortality, expense risk					
and other charges	38	5,342	370	6,203	340
Annual administrative charges	-	126	6	52	2
Contingent deferred sales charges	1	341	6	262	7
Minimum death benefit guarantee charges	-	-	-	-	-
Other contract charges	19	1,866	182	2,286	164
Amortization of deferred charges	-	-	-	-	-
Total expenses	58	7,675	564	8,803	513
Net investment income (loss)	10	(3,710)	(323)	(2,178)	(207)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(169)	(28,568)	(814)	(134,599)	(8,519)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	(169)	(28,568)	(814)	(134,599)	(8,519)
Net unrealized appreciation					
(depreciation) of investments	(5)	53,114	2,420	96,582	6,551
Net realized and unrealized gain (loss)					
on investments	(174)	24,546	1,606	(38,017)	(1,968)
Net increase (decrease) in net assets					
resulting from operations	$ (164)	$ 20,836	$ 1,283	$ (40,195)	$ (2,175)

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2011
(Dollars in thousands)

	ING DFA World Equity Portfolio - Service Class	ING FMR[SM] Diversified Mid Cap Portfolio - Service Class	ING FMR[SM] Diversified Mid Cap Portfolio - Service 2 Class	ING Franklin Income Portfolio - Service Class	ING Franklin Income Portfolio - Service 2 Class
Net investment income (loss)					
Income:					
Dividends	$ 4,494	$ 1,502	$ 68	$ 26,308	$ 499
Total investment income	4,494	1,502	68	26,308	499
Expenses:					
Mortality, expense risk					
and other charges	3,299	13,215	612	8,139	161
Annual administrative charges	32	244	9	103	2
Contingent deferred sales charges	234	490	9	329	6
Minimum death benefit guarantee charges	-	-	-	-	-
Other contract charges	1,548	4,473	292	2,866	76
Amortization of deferred charges	-	-	-	-	-
Total expenses	5,113	18,422	922	11,437	245
Net investment income (loss)	(619)	(16,920)	(854)	14,871	254
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(9,816)	16,739	529	(8,436)	(179)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	(9,816)	16,739	529	(8,436)	(179)
Net unrealized appreciation					
(depreciation) of investments	(11,536)	(99,698)	(4,364)	(7,611)	(115)
Net realized and unrealized gain (loss)					
on investments	(21,352)	(82,959)	(3,835)	(16,047)	(294)
Net increase (decrease) in net assets					
resulting from operations	$ (21,971)	$ (99,879)	$ (4,689)	$ (1,176)	$ (40)

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2011
(Dollars in thousands)

	ING Franklin Mutual Shares Portfolio - Service Class	ING Franklin Templeton Founding Strategy Portfolio - Service Class	ING Global Resources Portfolio - Adviser Class	ING Global Resources Portfolio - Service Class	ING Global Resources Portfolio - Service 2 Class
Net investment income (loss)					
Income:					
Dividends	$ 6,514	$ 18,869	$ 601	$ 3,151	$ 116
Total investment income	6,514	18,869	601	3,151	116
Expenses:					
Mortality, expense risk					
and other charges	3,270	13,758	1,184	10,248	509
Annual administrative charges	38	181	19	156	7
Contingent deferred sales charges	126	750	31	632	10
Minimum death benefit guarantee charges	-	-	-	-	-
Other contract charges	1,266	6,373	532	4,115	249
Amortization of deferred charges	-	-	-	-	-
Total expenses	4,700	21,062	1,766	15,151	775
Net investment income (loss)	1,814	(2,193)	(1,165)	(12,000)	(659)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(4,723)	(22,689)	(3,055)	(14,694)	(164)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	(4,723)	(22,689)	(3,055)	(14,694)	(164)
Net unrealized appreciation					
(depreciation) of investments	(3,018)	(5,336)	(12,737)	(37,942)	(2,491)
Net realized and unrealized gain (loss)					
on investments	(7,741)	(28,025)	(15,792)	(52,636)	(2,655)
Net increase (decrease) in net assets					
resulting from operations	$ (5,927)	$ (30,218)	$ (16,957)	$ (64,636)	$ (3,314)

The accompanying notes are an integral part of these financial statements.

42

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2011
(Dollars in thousands)

	ING Invesco Van Kampen Growth and Income Portfolio - Service Class	ING Invesco Van Kampen Growth and Income Portfolio - Service 2 Class	ING JPMorgan Emerging Markets Equity Portfolio - Service Class	ING JPMorgan Emerging Markets Equity Portfolio - Service 2 Class	ING JPMorgan Small Cap Core Equity Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 5,155	$ 523	$ 5,019	$ 214	$ 796
Total investment income	5,155	523	5,019	214	796
Expenses:					
Mortality, expense risk					
and other charges	7,204	890	10,146	547	3,980
Annual administrative charges	159	11	144	7	51
Contingent deferred sales charges	182	14	503	9	216
Minimum death benefit guarantee charges	-	-	-	-	-
Other contract charges	1,734	396	4,180	261	1,640
Amortization of deferred charges	1	-	-	-	-
Total expenses	9,280	1,311	14,973	824	5,887
Net investment income (loss)	(4,125)	(788)	(9,954)	(610)	(5,091)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	10,484	(784)	(6,787)	1,377	(5,048)
Capital gains distributions	-	-	19,495	1,020	-
Total realized gain (loss) on investments					
and capital gains distributions	10,484	(784)	12,708	2,397	(5,048)
Net unrealized appreciation					
(depreciation) of investments	(24,374)	(848)	(133,654)	(8,715)	3,052
Net realized and unrealized gain (loss)					
on investments	(13,890)	(1,632)	(120,946)	(6,318)	(1,996)
Net increase (decrease) in net assets					
resulting from operations	$ (18,015)	$ (2,420)	$ (130,900)	$ (6,928)	$ (7,087)

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2011
(Dollars in thousands)

	ING JPMorgan Small Cap Core Equity Portfolio - Service 2 Class	ING Large Cap Growth Portfolio - Service Class	ING Large Cap Growth Portfolio - Service 2 Class	ING Large Cap Value Portfolio - Service Class	ING Limited Maturity Bond Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 67	$ 455	$ 2	$ 622	$ 2,654
Total investment income	67	455	2	622	2,654
Expenses:					
Mortality, expense risk and other charges	635	3,782	16	1,006	1,381
Annual administrative charges	10	72	-	35	39
Contingent deferred sales charges	12	160	1	28	17
Minimum death benefit guarantee charges	-	-	-	-	-
Other contract charges	310	1,631	8	310	112
Amortization of deferred charges	-	-	-	-	-
Total expenses	967	5,645	25	1,379	1,549
Net investment income (loss)	(900)	(5,190)	(23)	(757)	1,105
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	198	11,389	19	(836)	(2,671)
Capital gains distributions	-	14,344	53	-	-
Total realized gain (loss) on investments and capital gains distributions	198	25,733	72	(836)	(2,671)
Net unrealized appreciation (depreciation) of investments	(580)	(23,630)	(55)	763	1,059
Net realized and unrealized gain (loss) on investments	(382)	2,103	17	(73)	(1,612)
Net increase (decrease) in net assets resulting from operations	$ (1,282)	$ (3,087)	$ (6)	$ (830)	$ (507)

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2011
(Dollars in thousands)

	ING Liquid Assets Portfolio - Service Class	ING Liquid Assets Portfolio - Service 2 Class	ING Lord Abbett Growth and Income Portfolio - Service Class	ING Lord Abbett Growth and Income Portfolio - Service 2 Class	ING Marsico Growth Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ -	$ -	$ -	$ -	$ 1,062
Total investment income	-	-	-	-	1,062
Expenses:					
Mortality, expense risk and other charges	17,446	378	57	2	8,058
Annual administrative charges	352	6	(10)	-	201
Contingent deferred sales charges	4,450	76	2	-	237
Minimum death benefit guarantee charges	1	-	-	-	-
Other contract charges	5,137	157	13	1	2,277
Amortization of deferred charges	-	-	-	-	-
Total expenses	27,386	617	62	3	10,773
Net investment income (loss)	(27,386)	(617)	(62)	(3)	(9,711)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	-	-	(8,765)	(397)	45,214
Capital gains distributions	291	6	-	-	-
Total realized gain (loss) on investments and capital gains distributions	291	6	(8,765)	(397)	45,214
Net unrealized appreciation (depreciation) of investments	-	-	10,135	447	(53,861)
Net realized and unrealized gain (loss) on investments	291	6	1,370	50	(8,647)
Net increase (decrease) in net assets resulting from operations	$ (27,095)	$ (611)	$ 1,308	$ 47	$ (18,358)

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2011
(Dollars in thousands)

	ING Marsico Growth Portfolio - Service 2 Class	ING MFS Total Return Portfolio - Service Class	ING MFS Total Return Portfolio - Service 2 Class	ING MFS Utilities Portfolio - Service Class	ING Morgan Stanley Global Franchise Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 17	$ 16,524	$ 763	$ 15,969	$ 7,747
Total investment income	17	16,524	763	15,969	7,747
Expenses:					
Mortality, expense risk					
and other charges	319	11,763	607	7,799	5,848
Annual administrative charges	4	249	8	139	88
Contingent deferred sales charges	8	452	10	588	276
Minimum death benefit guarantee charges	-	-	-	-	-
Other contract charges	154	3,300	287	3,145	2,421
Amortization of deferred charges	-	-	-	-	-
Total expenses	485	15,764	912	11,671	8,633
Net investment income (loss)	(468)	760	(149)	4,298	(886)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	527	(15,414)	(1,228)	(14,338)	(1,028)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	527	(15,414)	(1,228)	(14,338)	(1,028)
Net unrealized appreciation					
(depreciation) of investments	(834)	10,803	928	25,614	21,385
Net realized and unrealized gain (loss)					
on investments	(307)	(4,611)	(300)	11,276	20,357
Net increase (decrease) in net assets					
resulting from operations	$ (775)	$ (3,851)	$ (449)	$ 15,574	$ 19,471

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2011
(Dollars in thousands)

	ING Morgan Stanley Global Franchise Portfolio - Service 2 Class	ING Morgan Stanley Global Tactical Asset Allocation Portfolio - Service Class	ING Oppenheimer Active Allocation Portfolio - Service Class	ING PIMCO High Yield Portfolio - Service Class	ING PIMCO Total Return Bond Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 1,363	$ 60	$ 15	$ 37,401	$ 117,995
Total investment income	1,363	60	15	37,401	117,995
Expenses:					
Mortality, expense risk					
and other charges	1,126	65	954	9,026	49,401
Annual administrative charges	18	(6)	7	144	559
Contingent deferred sales charges	21	3	49	415	2,874
Minimum death benefit guarantee charges	-	-	-	-	-
Other contract charges	518	29	465	2,773	19,819
Amortization of deferred charges	-	-	-	-	1
Total expenses	1,683	91	1,475	12,358	72,654
Net investment income (loss)	(320)	(31)	(1,460)	25,043	45,341
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	1,762	(1,122)	5,306	(2,553)	17,391
Capital gains distributions	-	5,345	25	-	113,913
Total realized gain (loss) on investments					
and capital gains distributions	1,762	4,223	5,331	(2,553)	131,304
Net unrealized appreciation					
(depreciation) of investments	2,267	(2,655)	(7,753)	(12,874)	(155,150)
Net realized and unrealized gain (loss)					
on investments	4,029	1,568	(2,422)	(15,427)	(23,846)
Net increase (decrease) in net assets					
resulting from operations	$ 3,709	$ 1,537	$ (3,882)	$ 9,616	$ 21,495

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2011
(Dollars in thousands)

	ING PIMCO Total Return Bond Portfolio - Service 2 Class	ING Pioneer Fund Portfolio - Service Class	ING Pioneer Mid Cap Value Portfolio - Service Class	ING Retirement Conservative Portfolio - Adviser Class	ING Retirement Growth Portfolio - Adviser Class
Net investment income (loss)					
Income:					
Dividends	$ 2,787	$ 702	$ 6,385	$ 8,138	$ 36,177
Total investment income	2,787	702	6,385	8,138	36,177
Expenses:					
Mortality, expense risk					
and other charges	1,238	921	9,037	8,588	77,288
Annual administrative charges	14	15	173	107	1,355
Contingent deferred sales charges	41	28	341	496	4,309
Minimum death benefit guarantee charges	-	-	-	-	-
Other contract charges	543	359	3,306	3,680	37,329
Amortization of deferred charges	-	-	1	-	1
Total expenses	1,836	1,323	12,858	12,871	120,282
Net investment income (loss)	951	(621)	(6,473)	(4,733)	(84,105)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	1,562	237	1,707	12,302	55,907
Capital gains distributions	2,796	-	-	4,377	-
Total realized gain (loss) on investments					
and capital gains distributions	4,358	237	1,707	16,679	55,907
Net unrealized appreciation					
(depreciation) of investments	(4,911)	(3,366)	(33,023)	571	(139,667)
Net realized and unrealized gain (loss)					
on investments	(553)	(3,129)	(31,316)	17,250	(83,760)
Net increase (decrease) in net assets					
resulting from operations	$ 398	$ (3,750)	$ (37,789)	$ 12,517	$ (167,865)

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2011
(Dollars in thousands)

	ING Retirement Moderate Growth Portfolio - Adviser Class	ING Retirement Moderate Portfolio - Adviser Class	ING T. Rowe Price Capital Appreciation Portfolio - Service Class	ING T. Rowe Price Capital Appreciation Portfolio - Service 2 Class	ING T. Rowe Price Equity Income Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 31,883	$ 24,311	$ 45,249	$ 1,289	$ 13,127
Total investment income	31,883	24,311	45,249	1,289	13,127
Expenses:					
Mortality, expense risk and other charges	52,987	30,302	43,420	1,418	11,597
Annual administrative charges	743	397	683	19	209
Contingent deferred sales charges	2,736	1,261	1,815	31	461
Minimum death benefit guarantee charges	-	-	-	-	1
Other contract charges	22,108	12,127	15,868	666	4,172
Amortization of deferred charges	-	-	2	-	5
Total expenses	78,574	44,087	61,788	2,134	16,445
Net investment income (loss)	(46,691)	(19,776)	(16,539)	(845)	(3,318)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	39,098	21,753	77,517	(654)	(4,738)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	39,098	21,753	77,517	(654)	(4,738)
Net unrealized appreciation (depreciation) of investments	(65,826)	(7,486)	(50,721)	1,563	(16,655)
Net realized and unrealized gain (loss) on investments	(26,728)	14,267	26,796	909	(21,393)
Net increase (decrease) in net assets resulting from operations	$ (73,419)	$ (5,509)	$ 10,257	$ 64	$ (24,711)

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2011
(Dollars in thousands)

	ING T. Rowe Price Equity Income Portfolio - Service 2 Class	ING T. Rowe Price International Stock Portfolio - Service Class	ING Templeton Global Growth Portfolio - Service Class	ING Templeton Global Growth Portfolio - Service 2 Class	ING Diversified International Fund - Class R
Net investment income (loss)					
Income:					
Dividends	$ 449	$ 5,346	$ 4,159	$ 62	$ 1
Total investment income	449	5,346	4,159	62	1
Expenses:					
Mortality, expense risk and other charges	437	2,656	4,597	81	2
Annual administrative charges	7	37	81	1	-
Contingent deferred sales charges	8	122	137	2	-
Minimum death benefit guarantee charges	-	-	-	-	-
Other contract charges	214	1,117	1,536	40	1
Amortization of deferred charges	-	-	-	-	-
Total expenses	666	3,932	6,351	124	3
Net investment income (loss)	(217)	1,414	(2,192)	(62)	(2)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(483)	(8,521)	3,451	(104)	(6)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	(483)	(8,521)	3,451	(104)	(6)
Net unrealized appreciation (depreciation) of investments	(238)	(15,620)	(23,014)	(184)	(17)
Net realized and unrealized gain (loss) on investments	(721)	(24,141)	(19,563)	(288)	(23)
Net increase (decrease) in net assets resulting from operations	$ (938)	$ (22,727)	$ (21,755)	$ (350)	$ (25)

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2011
(Dollars in thousands)

	ING American Century Small-Mid Cap Value Portfolio - Service Class	ING Baron Small Cap Growth Portfolio - Service Class	ING Columbia Small Cap Value II Portfolio - Service Class	ING Davis New York Venture Portfolio - Service Class	ING Global Bond Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 29	$ -	$ 582	$ 2,610	$ 655
Total investment income	29	-	582	2,610	655
Expenses:					
Mortality, expense risk and other charges	27	6,203	2,501	4,722	90
Annual administrative charges	-	73	27	43	1
Contingent deferred sales charges	1	272	101	177	1
Minimum death benefit guarantee charges	-	-	-	-	-
Other contract charges	15	2,613	1,050	1,869	20
Amortization of deferred charges	-	-	-	-	-
Total expenses	43	9,161	3,679	6,811	112
Net investment income (loss)	(14)	(9,161)	(3,097)	(4,201)	543
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	510	1,071	1,260	(8,149)	135
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	510	1,071	1,260	(8,149)	135
Net unrealized appreciation (depreciation) of investments	(666)	2,806	(5,379)	(6,855)	(470)
Net realized and unrealized gain (loss) on investments	(156)	3,877	(4,119)	(15,004)	(335)
Net increase (decrease) in net assets resulting from operations	$ (170)	$ (5,284)	$ (7,216)	$ (19,205)	$ 208

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2011
(Dollars in thousands)

	ING Invesco Van Kampen Comstock Portfolio - Service Class	ING Invesco Van Kampen Equity and Income Portfolio - Initial Class	ING Invesco Van Kampen Equity and Income Portfolio - Service Class	ING JPMorgan Mid Cap Value Portfolio - Service Class	ING Legg Mason ClearBridge Aggressive Growth Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 2,423	$ 37	$ 3,648	$ 1,042	$ 120
Total investment income	2,423	37	3,648	1,042	120
Expenses:					
Mortality, expense risk					
and other charges	3,128	15	3,209	2,138	100
Annual administrative charges	44	(2)	47	24	(15)
Contingent deferred sales charges	157	-	130	125	5
Minimum death benefit guarantee charges	-	-	-	-	-
Other contract charges	1,277	-	1,220	863	37
Amortization of deferred charges	-	-	-	-	-
Total expenses	4,606	13	4,606	3,150	127
Net investment income (loss)	(2,183)	24	(958)	(2,108)	(7)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(6,672)	20	(2,510)	15,019	(12,139)
Capital gains distributions	-	-	-	-	23,069
Total realized gain (loss) on investments					
and capital gains distributions	(6,672)	20	(2,510)	15,019	10,930
Net unrealized appreciation					
(depreciation) of investments	1,288	(69)	(3,013)	(14,481)	(9,559)
Net realized and unrealized gain (loss)					
on investments	(5,384)	(49)	(5,523)	538	1,371
Net increase (decrease) in net assets					
resulting from operations	$ (7,567)	$ (25)	$ (6,481)	$ (1,570)	$ 1,364

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2011
(Dollars in thousands)

	ING Oppenheimer Global Portfolio - Initial Class	ING Oppenheimer Global Portfolio - Service Class	ING PIMCO Total Return Portfolio - Service Class	ING Solution 2015 Portfolio - Service Class	ING Solution 2025 Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 85	$ 1,597	$ 205	$ 517	$ 365
Total investment income	85	1,597	205	517	365
Expenses:					
Mortality, expense risk and other charges	71	2,062	70	174	183
Annual administrative charges	2	28	-	1	1
Contingent deferred sales charges	2	87	-	1	2
Minimum death benefit guarantee charges	-	-	-	-	-
Other contract charges	2	804	14	89	102
Amortization of deferred charges	-	-	-	-	-
Total expenses	77	2,981	84	265	288
Net investment income (loss)	8	(1,384)	121	252	77
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	199	(2,785)	(20)	(380)	(395)
Capital gains distributions	-	-	235	-	-
Total realized gain (loss) on investments and capital gains distributions	199	(2,785)	215	(380)	(395)
Net unrealized appreciation (depreciation) of investments	(701)	(9,838)	(190)	(217)	(505)
Net realized and unrealized gain (loss) on investments	(502)	(12,623)	25	(597)	(900)
Net increase (decrease) in net assets resulting from operations	$ (494)	$ (14,007)	$ 146	$ (345)	$ (823)

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2011
(Dollars in thousands)

	ING Solution 2035 Portfolio - Service Class	ING Solution 2045 Portfolio - Service Class	ING Solution Income Portfolio - Service Class	ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class	ING T. Rowe Price Growth Equity Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 170	$ 14	$ 261	$ 13	$ -
Total investment income	170	14	261	13	-
Expenses:					
Mortality, expense risk and other charges	117	14	68	116	1,866
Annual administrative charges	1	-	-	1	22
Contingent deferred sales charges	-	1	-	-	80
Minimum death benefit guarantee charges	-	-	-	-	-
Other contract charges	63	8	23	64	768
Amortization of deferred charges	-	-	-	-	-
Total expenses	181	23	91	181	2,736
Net investment income (loss)	(11)	(9)	170	(168)	(2,736)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(304)	(21)	(50)	(158)	12,015
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	(304)	(21)	(50)	(158)	12,015
Net unrealized appreciation (depreciation) of investments	(398)	(46)	(181)	(290)	(14,415)
Net realized and unrealized gain (loss) on investments	(702)	(67)	(231)	(448)	(2,400)
Net increase (decrease) in net assets resulting from operations	$ (713)	$ (76)	$ (61)	$ (616)	$ (5,136)

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2011
(Dollars in thousands)

	ING Templeton Foreign Equity Portfolio - Service Class	ING Thornburg Value Portfolio - Initial Class	ING Thornburg Value Portfolio - Service Class	ING UBS U.S. Large Cap Equity Portfolio - Service Class	ING Strategic Allocation Conservative Portfolio - Class S
Net investment income (loss)					
Income:					
Dividends	$ 3,957	$ 8	$ 40	$ 39	$ 50
Total investment income	3,957	8	40	39	50
Expenses:					
Mortality, expense risk					
and other charges	4,207	16	113	92	13
Annual administrative charges	46	-	2	2	-
Contingent deferred sales charges	218	-	3	5	-
Minimum death benefit guarantee charges	-	-	-	-	-
Other contract charges	1,688	-	44	33	-
Amortization of deferred charges	-	-	-	-	-
Total expenses	6,159	16	162	132	13
Net investment income (loss)	(2,202)	(8)	(122)	(93)	37
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(18,388)	89	(51)	(130)	(51)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	(18,388)	89	(51)	(130)	(51)
Net unrealized appreciation					
(depreciation) of investments	(16,533)	(226)	(1,004)	(41)	24
Net realized and unrealized gain (loss)					
on investments	(34,921)	(137)	(1,055)	(171)	(27)
Net increase (decrease) in net assets					
resulting from operations	$ (37,123)	$ (145)	$ (1,177)	$ (264)	$ 10

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2011
(Dollars in thousands)

	ING Strategic Allocation Growth Portfolio - Class S	ING Strategic Allocation Moderate Portfolio - Class S	ING Growth and Income Portfolio - Class A	ING Growth and Income Portfolio - Class I	ING Growth and Income Portfolio - Class S
Net investment income (loss)					
Income:					
Dividends	$ 14	$ 24	$ 10,463	$ 1	$ 8,619
Total investment income	14	24	10,463	1	8,619
Expenses:					
Mortality, expense risk and other charges	6	8	20,466	1	7,506
Annual administrative charges	-	-	436	-	227
Contingent deferred sales charges	-	-	915	-	224
Minimum death benefit guarantee charges	-	-	-	-	-
Other contract charges	-	2	8,453	-	2,516
Amortization of deferred charges	-	-	-	-	-
Total expenses	6	10	30,270	1	10,473
Net investment income (loss)	8	14	(19,807)	-	(1,854)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(80)	(35)	(4,004)	(4)	2,752
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	(80)	(35)	(4,004)	(4)	2,752
Net unrealized appreciation (depreciation) of investments	56	6	(45,338)	3	(8,237)
Net realized and unrealized gain (loss) on investments	(24)	(29)	(49,342)	(1)	(5,485)
Net increase (decrease) in net assets resulting from operations	$ (16)	$ (15)	$ (69,149)	$ (1)	$ (7,339)

The accompanying notes are an integral part of these financial statements.

	ING GET U.S. Core Portfolio - Series 5	ING GET U.S. Core Portfolio - Series 6	ING GET U.S. Core Portfolio - Series 7	ING GET U.S. Core Portfolio - Series 8	ING GET U.S. Core Portfolio - Series 9
Net investment income (loss)					
Income:					
Dividends	$ 260	$ 301	$ 138	$ 51	$ 68
Total investment income	260	301	138	51	68
Expenses:					
Mortality, expense risk and other charges	137	159	118	59	58
Annual administrative charges	2	3	3	1	1
Contingent deferred sales charges	3	11	11	13	2
Minimum death benefit guarantee charges	-	-	-	-	-
Other contract charges	-	-	-	-	-
Amortization of deferred charges	-	-	-	-	-
Total expenses	142	173	132	73	61
Net investment income (loss)	118	128	6	(22)	7
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(2,630)	(2,122)	(585)	(407)	(342)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	(2,630)	(2,122)	(585)	(407)	(342)
Net unrealized appreciation (depreciation) of investments	2,272	1,783	447	346	270
Net realized and unrealized gain (loss) on investments	(358)	(339)	(138)	(61)	(72)
Net increase (decrease) in net assets resulting from operations	$ (240)	$ (211)	$ (132)	$ (83)	$ (65)

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2011
(Dollars in thousands)

	ING GET U.S. Core Portfolio - Series 10	ING GET U.S. Core Portfolio - Series 11	ING GET U.S. Core Portfolio - Series 12	ING GET U.S. Core Portfolio - Series 13	ING GET U.S. Core Portfolio - Series 14
Net investment income (loss)					
Income:					
Dividends	$ 64	$ 96	$ 49	$ 243	$ 1,006
Total investment income	64	96	49	243	1,006
Expenses:					
Mortality, expense risk					
and other charges	50	87	35	184	574
Annual administrative charges	1	1	-	6	15
Contingent deferred sales charges	1	1	1	2	13
Minimum death benefit guarantee charges	-	-	-	-	-
Other contract charges	-	-	-	-	-
Amortization of deferred charges	-	-	-	-	-
Total expenses	52	89	36	192	602
Net investment income (loss)	12	7	13	51	404
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(244)	(239)	(48)	(169)	(26)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	(244)	(239)	(48)	(169)	(26)
Net unrealized appreciation					
(depreciation) of investments	191	180	19	126	55
Net realized and unrealized gain (loss)					
on investments	(53)	(59)	(29)	(43)	29
Net increase (decrease) in net assets					
resulting from operations	$ (41)	$ (52)	$ (16)	$ 8	$ 433

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2011
(Dollars in thousands)

	ING BlackRock Science and Technology Opportunities Portfolio - Class S	ING Euro STOXX 50 Index Portfolio - Class A	ING FTSE 100 Index Portfolio - Class A	ING Hang Seng Index Portfolio - Class S	ING Index Plus LargeCap Portfolio - Class S
Net investment income (loss)					
Income:					
Dividends	$ -	$ 553	$ 146	$ 1,627	$ 2,322
Total investment income	-	553	146	1,627	2,322
Expenses:					
Mortality, expense risk and other charges	4,304	179	84	1,075	2,182
Annual administrative charges	55	3	2	9	56
Contingent deferred sales charges	220	18	5	57	79
Minimum death benefit guarantee charges	-	-	-	-	-
Other contract charges	1,862	54	77	481	665
Amortization of deferred charges	-	-	-	-	-
Total expenses	6,441	254	168	1,622	2,982
Net investment income (loss)	(6,441)	299	(22)	5	(660)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	33,032	(2,811)	(1,316)	170	(10,242)
Capital gains distributions	-	-	76	-	-
Total realized gain (loss) on investments and capital gains distributions	33,032	(2,811)	(1,240)	170	(10,242)
Net unrealized appreciation (depreciation) of investments	(60,848)	(772)	(408)	(13,476)	8,254
Net realized and unrealized gain (loss) on investments	(27,816)	(3,583)	(1,648)	(13,306)	(1,988)
Net increase (decrease) in net assets resulting from operations	$ (34,257)	$ (3,284)	$ (1,670)	$ (13,301)	$ (2,648)

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2011
(Dollars in thousands)

	ING Index Plus MidCap Portfolio - Class S	ING Index Plus SmallCap Portfolio - Class S	ING International Index Portfolio - Class S	ING Japan TOPIX Index® Portfolio - Class A	ING Russell™ Large Cap Growth Index Portfolio - Class S
Net investment income (loss)					
Income:					
Dividends	$ 699	$ 549	$ 1,398	$ 167	$ 1,438
Total investment income	699	549	1,398	167	1,438
Expenses:					
Mortality, expense risk					
and other charges	2,007	1,542	930	167	2,476
Annual administrative charges	31	24	10	2	54
Contingent deferred sales charges	77	66	51	6	121
Minimum death benefit guarantee charges	-	-	-	-	-
Other contract charges	746	600	355	36	1,059
Amortization of deferred charges	-	-	-	-	-
Total expenses	2,861	2,232	1,346	211	3,710
Net investment income (loss)	(2,162)	(1,683)	52	(44)	(2,272)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(3,109)	(3,407)	774	(231)	11,059
Capital gains distributions	-	-	-	82	-
Total realized gain (loss) on investments					
and capital gains distributions	(3,109)	(3,407)	774	(149)	11,059
Net unrealized appreciation					
(depreciation) of investments	1,687	2,183	(8,670)	(1,847)	(7,707)
Net realized and unrealized gain (loss)					
on investments	(1,422)	(1,224)	(7,896)	(1,996)	3,352
Net increase (decrease) in net assets					
resulting from operations	$ (3,584)	$ (2,907)	$ (7,844)	$ (2,040)	$ 1,080

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2011
(Dollars in thousands)

	ING Russell™ Large Cap Index Portfolio - Class S	ING Russell™ Large Cap Value Index Portfolio - Class S	ING Russell™ Mid Cap Growth Index Portfolio - Class S	ING Russell™ Mid Cap Index Portfolio - Class S	ING Russell™ Small Cap Index Portfolio - Class S
Net investment income (loss)					
Income:					
Dividends	$ 4,654	$ 523	$ 1,184	$ 1,300	$ 1,225
Total investment income	4,654	523	1,184	1,300	1,225
Expenses:					
Mortality, expense risk and other charges	5,520	606	4,808	2,024	2,843
Annual administrative charges	137	11	102	19	35
Contingent deferred sales charges	224	76	135	83	165
Minimum death benefit guarantee charges	-	-	-	-	-
Other contract charges	1,392	171	1,434	813	1,163
Amortization of deferred charges	-	-	-	-	-
Total expenses	7,273	864	6,479	2,939	4,206
Net investment income (loss)	(2,619)	(341)	(5,295)	(1,639)	(2,981)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	21,769	1,678	21,859	16,442	23,082
Capital gains distributions	-	-	-	960	-
Total realized gain (loss) on investments and capital gains distributions	21,769	1,678	21,859	17,402	23,082
Net unrealized appreciation (depreciation) of investments	(21,331)	(2,166)	(29,466)	(21,722)	(31,952)
Net realized and unrealized gain (loss) on investments	438	(488)	(7,607)	(4,320)	(8,870)
Net increase (decrease) in net assets resulting from operations	$ (2,181)	$ (829)	$ (12,902)	$ (5,959)	$ (11,851)

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2011
(Dollars in thousands)

	ING Small Company Portfolio - Class S	ING U.S. Bond Index Portfolio - Class S	ING WisdomTree℠ Global High-Yielding Equity Index Portfolio - Class S	ING International Value Portfolio - Class S	ING MidCap Opportunities Portfolio - Class S
Net investment income (loss)					
Income:					
Dividends	$ 226	$ 5,124	$ 5,947	$ 189	$ -
Total investment income	226	5,124	5,947	189	-
Expenses:					
Mortality, expense risk and other charges	1,667	4,020	3,265	87	7,041
Annual administrative charges	17	61	35	1	170
Contingent deferred sales charges	73	206	163	1	273
Minimum death benefit guarantee charges	-	-	-	-	-
Other contract charges	694	1,691	1,557	36	2,231
Amortization of deferred charges	-	-	-	-	-
Total expenses	2,451	5,978	5,020	125	9,715
Net investment income (loss)	(2,225)	(854)	927	64	(9,715)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	6,818	6,689	(6,031)	(1,173)	19,709
Capital gains distributions	-	3,492	-	-	-
Total realized gain (loss) on investments and capital gains distributions	6,818	10,181	(6,031)	(1,173)	19,709
Net unrealized appreciation (depreciation) of investments	(10,456)	70	(6,484)	(251)	(26,696)
Net realized and unrealized gain (loss) on investments	(3,638)	10,251	(12,515)	(1,424)	(6,987)
Net increase (decrease) in net assets resulting from operations	$ (5,863)	$ 9,397	$ (11,588)	$ (1,360)	$ (16,702)

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2011
(Dollars in thousands)

	ING SmallCap Opportunities Portfolio - Class S	Invesco V.I. Leisure Fund - Series I Shares	Legg Mason ClearBridge Variable Large Cap Value Portfolio - Class I	Legg Mason Global Currents Variable International All Cap Opportunity Portfolio	Legg Mason Western Asset Variable High Income Portfolio
Net investment income (loss)					
Income:					
Dividends	$ -	$ 74	$ 2	$ 3	$ 6
Total investment income	-	74	2	3	6
Expenses:					
Mortality, expense risk					
and other charges	1,083	327	1	1	1
Annual administrative charges	24	7	-	-	-
Contingent deferred sales charges	45	20	-	-	-
Minimum death benefit guarantee charges	-	-	-	-	-
Other contract charges	448	134	-	-	-
Amortization of deferred charges	-	-	-	-	-
Total expenses	1,600	488	1	1	1
Net investment income (loss)	(1,600)	(414)	1	2	5
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	3,096	(1,800)	(2)	(1)	(1)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	3,096	(1,800)	(2)	(1)	(1)
Net unrealized appreciation					
(depreciation) of investments	(2,758)	1,068	4	(7)	(4)
Net realized and unrealized gain (loss)					
on investments	338	(732)	2	(8)	(5)
Net increase (decrease) in net assets					
resulting from operations	$ (1,262)	$ (1,146)	$ 3	$ (6)	$ -

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2011
(Dollars in thousands)

	Oppenheimer Main Street Small- & Mid-Cap Fund®/VA - Service Class	PIMCO Real Return Portfolio - Administrative Class	Pioneer Equity Income VCT Portfolio - Class II	ProFund VP Bull	ProFund VP Europe 30
Net investment income (loss)					
Income:					
Dividends	$ 7	$ 621	$ 306	$ -	$ 84
Total investment income	7	621	306	-	84
Expenses:					
Mortality, expense risk					
and other charges	16	121	159	239	148
Annual administrative charges	-	1	1	7	3
Contingent deferred sales charges	-	3	1	18	6
Minimum death benefit guarantee charges	-	-	-	-	-
Other contract charges	7	28	62	101	61
Amortization of deferred charges	-	-	-	-	-
Total expenses	23	153	223	365	218
Net investment income (loss)	(16)	468	83	(365)	(134)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(56)	187	(708)	(409)	(686)
Capital gains distributions	-	-	-	215	-
Total realized gain (loss) on investments					
and capital gains distributions	(56)	187	(708)	(194)	(686)
Net unrealized appreciation					
(depreciation) of investments	10	510	1,285	240	(61)
Net realized and unrealized gain (loss)					
on investments	(46)	697	577	46	(747)
Net increase (decrease) in net assets					
resulting from operations	$ (62)	$ 1,165	$ 660	$ (319)	$ (881)

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2011
(Dollars in thousands)

	ProFund VP Rising Rates Opportunity	Wells Fargo Advantage VT Omega Growth Fund - Class 2	Wells Fargo Advantage VT Index Asset Allocation Fund - Class 2	Wells Fargo Advantage VT Intrinsic Value Fund - Class 2	Wells Fargo Advantage VT Small Cap Growth Fund - Class 2
Net investment income (loss)					
Income:					
Dividends	$ -	$ -	$ 64	$ 4	$ -
Total investment income	-	-	64	4	-
Expenses:					
Mortality, expense risk and other charges	147	27	36	15	7
Annual administrative charges	2	-	-	-	-
Contingent deferred sales charges	5	-	-	-	-
Minimum death benefit guarantee charges	-	-	-	-	-
Other contract charges	50	12	17	5	3
Amortization of deferred charges	-	-	-	-	-
Total expenses	204	39	53	20	10
Net investment income (loss)	(204)	(39)	11	(16)	(10)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(1,534)	36	(15)	(15)	1
Capital gains distributions	-	12	-	-	-
Total realized gain (loss) on investments and capital gains distributions	(1,534)	48	(15)	(15)	1
Net unrealized appreciation (depreciation) of investments	(2,040)	(122)	85	(2)	(17)
Net realized and unrealized gain (loss) on investments	(3,574)	(74)	70	(17)	(16)
Net increase (decrease) in net assets resulting from operations	$ (3,778)	$ (113)	$ 81	$ (33)	$ (26)

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2011
(Dollars in thousands)

	Wells Fargo Advantage VT Total Return Bond Fund
Net investment income (loss)	
Income:	
Dividends	$ 25
Total investment income	25
Expenses:	
Mortality, expense risk and other charges	17
Annual administrative charges	-
Contingent deferred sales charges	-
Minimum death benefit guarantee charges	-
Other contract charges	6
Amortization of deferred charges	-
Total expenses	23
Net investment income (loss)	2
Realized and unrealized gain (loss) on investments	
Net realized gain (loss) on investments	15
Capital gains distributions	38
Total realized gain (loss) on investments and capital gains distributions	53
Net unrealized appreciation (depreciation) of investments	(3)
Net realized and unrealized gain (loss) on investments	50
Net increase (decrease) in net assets resulting from operations	$ 52

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2011 and 2010
(Dollars in thousands)

	BlackRock Global Allocation V.I. Fund - Class III	Columbia Asset Allocation Fund, Variable Series - Class A	Columbia Federal Securities Fund, Variable Series - Class A	Columbia Large Cap Growth Fund, Variable Series - Class A
Net assets at January 1, 2010	$ 975,605	$ 308	$ 22	$ 331
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(13,908)	2	1	(3)
Total realized gain (loss) on investments and capital gains distributions	5,907	(7)	-	1
Net unrealized appreciation (depreciation) of investments	80,227	36	-	51
Net increase (decrease) in net assets from operations	72,226	31	1	49
Changes from principal transactions:				
Premiums	39,817	-	-	-
Death Benefits	(5,818)	-	-	(2)
Surrenders and withdrawals	(44,458)	(37)	(4)	(17)
Transfers between Divisions (including fixed account), net	115,670	1	-	-
Increase (decrease) in net assets derived from principal transactions	105,211	(36)	(4)	(19)
Total increase (decrease) in net assets	177,437	(5)	(3)	30
Net assets at December 31, 2010	1,153,042	303	19	361
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(3,123)	4	1	-
Total realized gain (loss) on investments and capital gains distributions	76,307	(4)	(1)	96
Net unrealized appreciation (depreciation) of investments	(139,537)	(5)	-	(63)
Net increase (decrease) in net assets from operations	(66,353)	(5)	-	33
Changes from principal transactions:				
Premiums	13,377	-	-	-
Death Benefits	(7,414)	(3)	-	-
Surrenders and withdrawals	(57,125)	(14)	-	(24)
Transfers between Divisions (including fixed account), net	46,569	(2)	(19)	(370)
Increase (decrease) in net assets derived from principal transactions	(4,593)	(19)	(19)	(394)
Total increase (decrease) in net assets	(70,946)	(24)	(19)	(361)
Net assets at December 31, 2011	$ 1,082,096	$ 279	$ -	$ -

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2011 and 2010
(Dollars in thousands)

	Columbia Small Cap Value Fund, Variable Series - Class B	Columbia Small Company Growth Fund, Variable Series - Class A	Columbia VP Large Cap Growth Fund - Class 1	Columbia VP Short Duration US Government Fund - Class 1
Net assets at January 1, 2010	$ 150,066	$ 25	$ -	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(2,486)	-	-	-
Total realized gain (loss) on investments and capital gains distributions	(2,149)	1	-	-
Net unrealized appreciation (depreciation) of investments	36,552	5	-	-
Net increase (decrease) in net assets from operations	31,917	6	-	-
Changes from principal transactions:				
Premiums	55	-	-	-
Death Benefits	(1,686)	-	-	-
Surrenders and withdrawals	(8,730)	(2)	-	-
Transfers between Divisions (including fixed account), net	(9,444)	(11)	-	-
Increase (decrease) in net assets derived from principal transactions	(19,805)	(13)	-	-
Total increase (decrease) in net assets	12,112	(7)	-	-
Net assets at December 31, 2010	162,178	18	-	-
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(2,655)	-	(3)	-
Total realized gain (loss) on investments and capital gains distributions	15,972	-	(8)	-
Net unrealized appreciation (depreciation) of investments	(26,358)	-	(38)	-
Net increase (decrease) in net assets from operations	(13,041)	-	(49)	-
Changes from principal transactions:				
Premiums	30	-	-	-
Death Benefits	(1,361)	-	(47)	-
Surrenders and withdrawals	(10,266)	(7)	(3)	(15)
Transfers between Divisions (including fixed account), net	(5,088)	-	370	19
Increase (decrease) in net assets derived from principal transactions	(16,685)	(7)	320	4
Total increase (decrease) in net assets	(29,726)	(7)	271	4
Net assets at December 31, 2011	$ 132,452	$ 11	$ 271	$ 4

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2011 and 2010
(Dollars in thousands)

	Fidelity® VIP Equity-Income Portfolio - Service Class 2	Fidelity® VIP Contrafund® Portfolio - Service Class 2	Franklin Small Cap Value Securities Fund - Class 2	ING Balanced Portfolio - Class S
Net assets at January 1, 2010	$ 183,254	$ 795,683	$ 12,115	$ 6,899
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1,516)	(10,928)	(104)	85
Total realized gain (loss) on investments				
and capital gains distributions	(10,528)	(63,187)	(451)	(376)
Net unrealized appreciation (depreciation)				
of investments	32,195	174,292	3,628	1,064
Net increase (decrease) in net assets from operations	20,151	100,177	3,073	773
Changes from principal transactions:				
Premiums	447	2,156	549	65
Death Benefits	(2,591)	(6,481)	(13)	(67)
Surrenders and withdrawals	(11,090)	(39,917)	(700)	(873)
Transfers between Divisions				
(including fixed account), net	(8,786)	(56,356)	(640)	(116)
Increase (decrease) in net assets derived from				
principal transactions	(22,020)	(100,598)	(804)	(991)
Total increase (decrease) in net assets	(1,869)	(421)	2,269	(218)
Net assets at December 31, 2010	181,385	795,262	14,384	6,681
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(380)	(12,348)	(117)	67
Total realized gain (loss) on investments				
and capital gains distributions	(7,177)	(40,649)	(653)	(257)
Net unrealized appreciation (depreciation)				
of investments	4,916	16,548	(28)	22
Net increase (decrease) in net assets from operations	(2,641)	(36,449)	(798)	(168)
Changes from principal transactions:				
Premiums	74	830	116	14
Death Benefits	(2,343)	(7,807)	(27)	(77)
Surrenders and withdrawals	(13,460)	(45,525)	(1,522)	(668)
Transfers between Divisions				
(including fixed account), net	(5,882)	(43,442)	(334)	(390)
Increase (decrease) in net assets derived from				
principal transactions	(21,611)	(95,944)	(1,767)	(1,121)
Total increase (decrease) in net assets	(24,252)	(132,393)	(2,565)	(1,289)
Net assets at December 31, 2011	$ 157,133	$ 662,869	$ 11,819	$ 5,392

The accompanying notes are an integral part of these financial statements.

69

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2011 and 2010
(Dollars in thousands)

	ING Intermediate Bond Portfolio - Class S	ING American Funds Asset Allocation Portfolio	ING American Funds Bond Portfolio	ING American Funds Global Growth and Income Portfolio
Net assets at January 1, 2010	$ 1,241,312	$ 306,208	$ 484,377	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	28,447	(3,076)	(733)	-
Total realized gain (loss) on investments and capital gains distributions	(15,380)	(2,417)	4,659	-
Net unrealized appreciation (depreciation) of investments	71,889	34,540	13,720	-
Net increase (decrease) in net assets from operations	84,956	29,047	17,646	-
Changes from principal transactions:				
Premiums	21,199	13,680	18,744	-
Death Benefits	(13,563)	(3,724)	(3,373)	-
Surrenders and withdrawals	(102,080)	(12,092)	(29,551)	-
Transfers between Divisions (including fixed account), net	21,402	18,997	12,428	-
Increase (decrease) in net assets derived from principal transactions	(73,042)	16,861	(1,752)	-
Total increase (decrease) in net assets	11,914	45,908	15,894	-
Net assets at December 31, 2010	1,253,226	352,116	500,271	-
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	21,866	(4,054)	945	(107)
Total realized gain (loss) on investments and capital gains distributions	(19,884)	1,197	14,974	(172)
Net unrealized appreciation (depreciation) of investments	54,114	(3,094)	(1,823)	(291)
Net increase (decrease) in net assets from operations	56,096	(5,951)	14,096	(570)
Changes from principal transactions:				
Premiums	10,511	5,773	5,253	237
Death Benefits	(13,805)	(2,039)	(4,601)	-
Surrenders and withdrawals	(111,658)	(15,070)	(31,238)	(296)
Transfers between Divisions (including fixed account), net	20,254	6,105	(20,043)	7,451
Increase (decrease) in net assets derived from principal transactions	(94,698)	(5,231)	(50,629)	7,392
Total increase (decrease) in net assets	(38,602)	(11,182)	(36,533)	6,822
Net assets at December 31, 2011	$ 1,214,624	$ 340,934	$ 463,738	$ 6,822

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2011 and 2010
(Dollars in thousands)

	ING American Funds Growth Portfolio	ING American Funds Growth-Income Portfolio	ING American Funds International Growth and Income Portfolio	ING American Funds International Portfolio
Net assets at January 1, 2010	$ 2,104,447	$ 1,376,389	$ -	$ 1,387,295
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(51,430)	(20,775)	-	(20,339)
Total realized gain (loss) on investments and capital gains distributions	(10,588)	(17,563)	-	(8,092)
Net unrealized appreciation (depreciation) of investments	362,204	141,030	-	72,017
Net increase (decrease) in net assets from operations	300,186	102,692	-	43,586
Changes from principal transactions:				
Premiums	36,991	24,508	-	24,023
Death Benefits	(17,796)	(14,534)	-	(12,099)
Surrenders and withdrawals	(105,469)	(68,721)	-	(65,659)
Transfers between Divisions (including fixed account), net	(16,843)	(37,906)	-	(21,479)
Increase (decrease) in net assets derived from principal transactions	(103,117)	(96,653)	-	(75,214)
Total increase (decrease) in net assets	197,069	6,039	-	(31,628)
Net assets at December 31, 2010	2,301,516	1,382,428	-	1,355,667
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(51,036)	10,427	(78)	(10,812)
Total realized gain (loss) on investments and capital gains distributions	17,035	(108,276)	(127)	(29,984)
Net unrealized appreciation (depreciation) of investments	(113,998)	107,306	(390)	(160,596)
Net increase (decrease) in net assets from operations	(147,999)	9,457	(595)	(201,392)
Changes from principal transactions:				
Premiums	16,229	530	223	9,683
Death Benefits	(20,943)	(1,170)	-	(11,129)
Surrenders and withdrawals	(129,107)	(4,571)	(190)	(73,055)
Transfers between Divisions (including fixed account), net	(135,685)	(1,386,674)	5,052	(102,655)
Increase (decrease) in net assets derived from principal transactions	(269,506)	(1,391,885)	5,085	(177,156)
Total increase (decrease) in net assets	(417,505)	(1,382,428)	4,490	(378,548)
Net assets at December 31, 2011	$ 1,884,011	$ -	$ 4,490	$ 977,119

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2011 and 2010
(Dollars in thousands)

	ING American Funds World Allocation Portfolio - Service Class	ING Artio Foreign Portfolio - Service Class	ING Artio Foreign Portfolio - Service 2 Class	ING BlackRock Health Sciences Opportunities Portfolio - Service Class
Net assets at January 1, 2010	$ 102,079	$ 601,656	$ 46,737	$ 179,816
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(2,144)	(13,448)	(1,196)	(4,517)
Total realized gain (loss) on investments and capital gains distributions	6,787	(37,266)	(841)	(3,202)
Net unrealized appreciation (depreciation) of investments	7,916	67,844	3,569	13,238
Net increase (decrease) in net assets from operations	12,559	17,130	1,532	5,519
Changes from principal transactions:				
Premiums	8,352	11,285	66	3,412
Death Benefits	(618)	(5,900)	(165)	(1,736)
Surrenders and withdrawals	(4,235)	(34,820)	(1,597)	(9,998)
Transfers between Divisions (including fixed account), net	62,378	(46,328)	(1,248)	(9,802)
Increase (decrease) in net assets derived from principal transactions	65,877	(75,763)	(2,944)	(18,124)
Total increase (decrease) in net assets	78,436	(58,633)	(1,412)	(12,605)
Net assets at December 31, 2010	180,515	543,023	45,325	167,211
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(4,044)	(3,104)	(411)	(3,711)
Total realized gain (loss) on investments and capital gains distributions	17,717	(39,745)	(1,096)	(4,717)
Net unrealized appreciation (depreciation) of investments	(33,776)	(73,201)	(8,632)	9,734
Net increase (decrease) in net assets from operations	(20,103)	(116,050)	(10,139)	1,306
Changes from principal transactions:				
Premiums	3,400	8,337	409	1,611
Death Benefits	(1,420)	(4,528)	(174)	(1,672)
Surrenders and withdrawals	(11,668)	(34,361)	(2,968)	(14,192)
Transfers between Divisions (including fixed account), net	33,590	(36,473)	(1,495)	21,097
Increase (decrease) in net assets derived from principal transactions	23,902	(67,025)	(4,228)	6,844
Total increase (decrease) in net assets	3,799	(183,075)	(14,367)	8,150
Net assets at December 31, 2011	$ 184,314	$ 359,948	$ 30,958	$ 175,361

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2011 and 2010
(Dollars in thousands)

	ING BlackRock Inflation Protected Bond Portfolio - Service Class	ING BlackRock Large Cap Growth Portfolio - Institutional Class	ING BlackRock Large Cap Growth Portfolio - Service Class	ING BlackRock Large Cap Value Portfolio - Service Class
Net assets at January 1, 2010	$ 159,401	$ 148	$ 130,165	$ 25,192
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1,855)	-	(2,867)	(304)
Total realized gain (loss) on investments and capital gains distributions	9,406	(5)	(12,948)	(1,123)
Net unrealized appreciation (depreciation) of investments	(1,393)	24	27,371	3,257
Net increase (decrease) in net assets from operations	6,158	19	11,556	1,830
Changes from principal transactions:				
Premiums	9,966	-	2,761	5
Death Benefits	(2,038)	-	(1,501)	(225)
Surrenders and withdrawals	(17,903)	(14)	(8,710)	(1,322)
Transfers between Divisions (including fixed account), net	99,507	-	(2,280)	(1,099)
Increase (decrease) in net assets derived from principal transactions	89,532	(14)	(9,730)	(2,641)
Total increase (decrease) in net assets	95,690	5	1,826	(811)
Net assets at December 31, 2010	255,091	153	131,991	24,381
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1,356)	-	(3,118)	764
Total realized gain (loss) on investments and capital gains distributions	15,724	(5)	(4,312)	(6,216)
Net unrealized appreciation (depreciation) of investments	13,968	2	(2,224)	5,944
Net increase (decrease) in net assets from operations	28,336	(3)	(9,654)	492
Changes from principal transactions:				
Premiums	4,226	-	1,361	-
Death Benefits	(2,738)	-	(1,242)	-
Surrenders and withdrawals	(29,921)	(9)	(12,457)	(110)
Transfers between Divisions (including fixed account), net	249,319	(7)	28,505	(24,763)
Increase (decrease) in net assets derived from principal transactions	220,886	(16)	16,167	(24,873)
Total increase (decrease) in net assets	249,222	(19)	6,513	(24,381)
Net assets at December 31, 2011	$ 504,313	$ 134	$ 138,504	$ -

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2011 and 2010
(Dollars in thousands)

	ING BlackRock Large Cap Value Portfolio - Service 2 Class	ING Clarion Global Real Estate Portfolio - Service Class	ING Clarion Global Real Estate Portfolio - Service 2 Class	ING Clarion Real Estate Portfolio - Service Class
Net assets at January 1, 2010	$ 2,189	$ 151,036	$ 2,299	$ 307,226
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(33)	8,952	130	2,788
Total realized gain (loss) on investments and capital gains distributions	(60)	(12,871)	(214)	(41,124)
Net unrealized appreciation (depreciation) of investments	248	21,303	340	107,984
Net increase (decrease) in net assets from operations	155	17,384	256	69,648
Changes from principal transactions:				
Premiums	-	306	-	126
Death Benefits	(18)	(1,239)	(23)	(4,757)
Surrenders and withdrawals	(224)	(6,675)	(66)	(26,651)
Transfers between Divisions (including fixed account), net	(13)	(12,113)	(202)	(23,292)
Increase (decrease) in net assets derived from principal transactions	(255)	(19,721)	(291)	(54,574)
Total increase (decrease) in net assets	(100)	(2,337)	(35)	15,074
Net assets at December 31, 2010	2,089	148,699	2,264	322,300
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	63	1,253	10	(3,710)
Total realized gain (loss) on investments and capital gains distributions	(477)	(7,827)	(169)	(28,568)
Net unrealized appreciation (depreciation) of investments	456	(3,437)	(5)	53,114
Net increase (decrease) in net assets from operations	42	(10,011)	(164)	20,836
Changes from principal transactions:				
Premiums	-	219	-	98
Death Benefits	-	(1,088)	(8)	(4,016)
Surrenders and withdrawals	(2)	(8,368)	(146)	(32,265)
Transfers between Divisions (including fixed account), net	(2,129)	(8,689)	(131)	(14,007)
Increase (decrease) in net assets derived from principal transactions	(2,131)	(17,926)	(285)	(50,190)
Total increase (decrease) in net assets	(2,089)	(27,937)	(449)	(29,354)
Net assets at December 31, 2011	$ -	$ 120,762	$ 1,815	$ 292,946

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2011 and 2010
(Dollars in thousands)

	ING Clarion Real Estate Portfolio - Service 2 Class	ING Core Growth and Income Portfolio - Service Class	ING Core Growth and Income Portfolio - Service 2 Class	ING DFA World Equity Portfolio - Service Class
Net assets at January 1, 2010	$ 18,836	$ 460,273	$ 21,856	$ 154,311
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	107	(11,101)	(601)	(1,371)
Total realized gain (loss) on investments				
and capital gains distributions	(1,222)	(43,922)	(1,251)	(9,140)
Net unrealized appreciation (depreciation)				
of investments	5,386	100,869	4,066	45,833
Net increase (decrease) in net assets from operations	4,271	45,846	2,214	35,322
Changes from principal transactions:				
Premiums	1	172	1	4,224
Death Benefits	(129)	(5,737)	(89)	(789)
Surrenders and withdrawals	(801)	(29,559)	(831)	(6,521)
Transfers between Divisions				
(including fixed account), net	(1,147)	(31,696)	(665)	35,907
Increase (decrease) in net assets derived from				
principal transactions	(2,076)	(66,820)	(1,584)	32,821
Total increase (decrease) in net assets	2,195	(20,974)	630	68,143
Net assets at December 31, 2010	21,031	439,299	22,486	222,454
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(323)	(2,178)	(207)	(619)
Total realized gain (loss) on investments				
and capital gains distributions	(814)	(134,599)	(8,519)	(9,816)
Net unrealized appreciation (depreciation)				
of investments	2,420	96,582	6,551	(11,536)
Net increase (decrease) in net assets from operations	1,283	(40,195)	(2,175)	(21,971)
Changes from principal transactions:				
Premiums	1	55	1	2,448
Death Benefits	(163)	(3,491)	(329)	(1,726)
Surrenders and withdrawals	(1,352)	(32,464)	(1,169)	(9,687)
Transfers between Divisions				
(including fixed account), net	(593)	(363,204)	(18,814)	(34,729)
Increase (decrease) in net assets derived from				
principal transactions	(2,107)	(399,104)	(20,311)	(43,694)
Total increase (decrease) in net assets	(824)	(439,299)	(22,486)	(65,665)
Net assets at December 31, 2011	$ 20,207	$ -	$ -	$ 156,789

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2011 and 2010
(Dollars in thousands)

	ING FMR^{SM} Diversified Mid Cap Portfolio - Service Class	ING FMR^{SM} Diversified Mid Cap Portfolio - Service 2 Class	ING Franklin Income Portfolio - Service Class	ING Franklin Income Portfolio - Service 2 Class
Net assets at January 1, 2010	$ 766,006	$ 32,436	$ 431,653	$ 7,857
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(17,578)	(916)	12,055	184
Total realized gain (loss) on investments and capital gains distributions	(4,283)	4	(14,915)	(356)
Net unrealized appreciation (depreciation) of investments	198,771	8,557	45,243	911
Net increase (decrease) in net assets from operations	176,910	7,645	42,383	739
Changes from principal transactions:				
Premiums	8,802	37	8,409	49
Death Benefits	(12,573)	(289)	(6,359)	(6)
Surrenders and withdrawals	(61,121)	(1,659)	(29,933)	(606)
Transfers between Divisions (including fixed account), net	1,096	(835)	2,785	950
Increase (decrease) in net assets derived from principal transactions	(63,796)	(2,746)	(25,098)	387
Total increase (decrease) in net assets	113,114	4,899	17,285	1,126
Net assets at December 31, 2010	879,120	37,335	448,938	8,983
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(16,920)	(854)	14,871	254
Total realized gain (loss) on investments and capital gains distributions	16,739	529	(8,436)	(179)
Net unrealized appreciation (depreciation) of investments	(99,698)	(4,364)	(7,611)	(115)
Net increase (decrease) in net assets from operations	(99,879)	(4,689)	(1,176)	(40)
Changes from principal transactions:				
Premiums	4,636	37	4,564	24
Death Benefits	(10,394)	(139)	(5,258)	(63)
Surrenders and withdrawals	(73,472)	(2,011)	(32,737)	(658)
Transfers between Divisions (including fixed account), net	(73,095)	(929)	41,927	762
Increase (decrease) in net assets derived from principal transactions	(152,325)	(3,042)	8,496	65
Total increase (decrease) in net assets	(252,204)	(7,731)	7,320	25
Net assets at December 31, 2011	$ 626,916	$ 29,604	$ 456,258	$ 9,008

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2011 and 2010
(Dollars in thousands)

	ING Franklin Mutual Shares Portfolio - Service Class	ING Franklin Templeton Founding Strategy Portfolio - Service Class	ING Global Resources Portfolio - Adviser Class	ING Global Resources Portfolio - Service Class
Net assets at January 1, 2010	$ 187,539	$ 849,891	$ -	$ 692,061
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(3,884)	(475)	-	(10,250)
Total realized gain (loss) on investments and capital gains distributions	(6,678)	(21,543)	-	(41,252)
Net unrealized appreciation (depreciation) of investments	26,730	84,632	-	151,810
Net increase (decrease) in net assets from operations	16,168	62,614	-	100,308
Changes from principal transactions:				
Premiums	3,624	12,761	-	183
Death Benefits	(1,731)	(7,792)	-	(7,352)
Surrenders and withdrawals	(9,462)	(32,473)	-	(40,013)
Transfers between Divisions (including fixed account), net	4,540	(27,986)	-	(91,656)
Increase (decrease) in net assets derived from principal transactions	(3,029)	(55,490)	-	(138,838)
Total increase (decrease) in net assets	13,139	7,124	-	(38,530)
Net assets at December 31, 2010	200,678	857,015	-	653,531
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1,814	(2,193)	(1,165)	(12,000)
Total realized gain (loss) on investments and capital gains distributions	(4,723)	(22,689)	(3,055)	(14,694)
Net unrealized appreciation (depreciation) of investments	(3,018)	(5,336)	(12,737)	(37,942)
Net increase (decrease) in net assets from operations	(5,927)	(30,218)	(16,957)	(64,636)
Changes from principal transactions:				
Premiums	1,957	6,767	1,569	162
Death Benefits	(1,816)	(7,177)	(341)	(5,108)
Surrenders and withdrawals	(11,943)	(37,714)	(3,589)	(45,240)
Transfers between Divisions (including fixed account), net	(4,785)	(40,822)	107,262	(47,432)
Increase (decrease) in net assets derived from principal transactions	(16,587)	(78,946)	104,901	(97,618)
Total increase (decrease) in net assets	(22,514)	(109,164)	87,944	(162,254)
Net assets at December 31, 2011	$ 178,164	$ 747,851	$ 87,944	$ 491,277

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2011 and 2010
(Dollars in thousands)

	ING Global Resources Portfolio - Service 2 Class	ING Invesco Van Kampen Growth and Income Portfolio - Service Class	ING Invesco Van Kampen Growth and Income Portfolio - Service 2 Class	ING JPMorgan Emerging Markets Equity Portfolio - Service Class
Net assets at January 1, 2010	$ 28,489	$ 482,174	$ 51,349	$ 692,447
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(520)	(8,761)	(1,226)	(12,947)
Total realized gain (loss) on investments and capital gains distributions	(88)	(534)	(637)	57,024
Net unrealized appreciation (depreciation) of investments	5,354	51,923	6,418	53,580
Net increase (decrease) in net assets from operations	4,746	42,628	4,555	97,657
Changes from principal transactions:				
Premiums	-	3,901	26	1,976
Death Benefits	(55)	(10,461)	(455)	(6,056)
Surrenders and withdrawals	(1,287)	(38,261)	(2,377)	(41,773)
Transfers between Divisions (including fixed account), net	(1,360)	(19,555)	(528)	(86,463)
Increase (decrease) in net assets derived from principal transactions	(2,702)	(64,376)	(3,334)	(132,316)
Total increase (decrease) in net assets	2,044	(21,748)	1,221	(34,659)
Net assets at December 31, 2010	30,533	460,426	52,570	657,788
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(659)	(4,125)	(788)	(9,954)
Total realized gain (loss) on investments and capital gains distributions	(164)	10,484	(784)	12,708
Net unrealized appreciation (depreciation) of investments	(2,491)	(24,374)	(848)	(133,654)
Net increase (decrease) in net assets from operations	(3,314)	(18,015)	(2,420)	(130,900)
Changes from principal transactions:				
Premiums	1	1,798	12	4,929
Death Benefits	(280)	(11,952)	(464)	(4,227)
Surrenders and withdrawals	(1,349)	(36,822)	(3,683)	(43,624)
Transfers between Divisions (including fixed account), net	(792)	(11,902)	(1,482)	11,179
Increase (decrease) in net assets derived from principal transactions	(2,420)	(58,878)	(5,617)	(31,743)
Total increase (decrease) in net assets	(5,734)	(76,893)	(8,037)	(162,643)
Net assets at December 31, 2011	$ 24,799	$ 383,533	$ 44,533	$ 495,145

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2011 and 2010
(Dollars in thousands)

	ING JPMorgan Emerging Markets Equity Portfolio - Service 2 Class	ING JPMorgan Small Cap Core Equity Portfolio - Service Class	ING JPMorgan Small Cap Core Equity Portfolio - Service 2 Class	ING Large Cap Growth Portfolio - Service Class
Net assets at January 1, 2010	$ 33,336	$ 153,523	$ 34,226	$ 93,436
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(739)	(4,375)	(930)	(2,364)
Total realized gain (loss) on investments				
and capital gains distributions	3,478	(8,135)	(127)	9,661
Net unrealized appreciation (depreciation)				
of investments	2,504	54,337	8,527	4,067
Net increase (decrease) in net assets from operations	5,243	41,827	7,470	11,364
Changes from principal transactions:				
Premiums	1	2,695	2	3,859
Death Benefits	(151)	(1,574)	(231)	(598)
Surrenders and withdrawals	(1,190)	(11,519)	(1,277)	(5,914)
Transfers between Divisions				
(including fixed account), net	(1,753)	72,459	(1,652)	19,769
Increase (decrease) in net assets derived from				
principal transactions	(3,093)	62,061	(3,158)	17,116
Total increase (decrease) in net assets	2,150	103,888	4,312	28,480
Net assets at December 31, 2010	35,486	257,411	38,538	121,916
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(610)	(5,091)	(900)	(5,190)
Total realized gain (loss) on investments				
and capital gains distributions	2,397	(5,048)	198	25,733
Net unrealized appreciation (depreciation)				
of investments	(8,715)	3,052	(580)	(23,630)
Net increase (decrease) in net assets from operations	(6,928)	(7,087)	(1,282)	(3,087)
Changes from principal transactions:				
Premiums	-	1,480	3	1,442
Death Benefits	(172)	(1,607)	(492)	(1,111)
Surrenders and withdrawals	(2,031)	(18,328)	(2,502)	(14,155)
Transfers between Divisions				
(including fixed account), net	(879)	(7,974)	(2,183)	112,727
Increase (decrease) in net assets derived from				
principal transactions	(3,082)	(26,429)	(5,174)	98,903
Total increase (decrease) in net assets	(10,010)	(33,516)	(6,456)	95,816
Net assets at December 31, 2011	$ 25,476	$ 223,895	$ 32,082	$ 217,732

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2011 and 2010
(Dollars in thousands)

	ING Large Cap Growth Portfolio - Service 2 Class	ING Large Cap Value Portfolio - Service Class	ING Limited Maturity Bond Portfolio - Service Class	ING Liquid Assets Portfolio - Service Class
Net assets at January 1, 2010	$ 879	$ -	$ 113,748	$ 1,494,964
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(25)	-	1,843	(33,842)
Total realized gain (loss) on investments and capital gains distributions	8	-	(2,701)	46
Net unrealized appreciation (depreciation) of investments	101	-	2,199	-
Net increase (decrease) in net assets from operations	84	-	1,341	(33,796)
Changes from principal transactions:				
Premiums	-	-	24	40,411
Death Benefits	(5)	-	(3,395)	(23,149)
Surrenders and withdrawals	(55)	-	(14,364)	(359,952)
Transfers between Divisions (including fixed account), net	(17)	-	(2,525)	(54,884)
Increase (decrease) in net assets derived from principal transactions	(77)	-	(20,260)	(397,574)
Total increase (decrease) in net assets	7	-	(18,919)	(431,370)
Net assets at December 31, 2010	886	-	94,829	1,063,594
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(23)	(757)	1,105	(27,386)
Total realized gain (loss) on investments and capital gains distributions	72	(836)	(2,671)	291
Net unrealized appreciation (depreciation) of investments	(55)	763	1,059	-
Net increase (decrease) in net assets from operations	(6)	(830)	(507)	(27,095)
Changes from principal transactions:				
Premiums	-	294	(18)	21,374
Death Benefits	-	(1,419)	(3,202)	(15,050)
Surrenders and withdrawals	(72)	(7,240)	(12,513)	(363,002)
Transfers between Divisions (including fixed account), net	(24)	73,935	(2,825)	314,406
Increase (decrease) in net assets derived from principal transactions	(96)	65,570	(18,558)	(42,272)
Total increase (decrease) in net assets	(102)	64,740	(19,065)	(69,367)
Net assets at December 31, 2011	$ 784	$ 64,740	$ 75,764	$ 994,227

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2011 and 2010
(Dollars in thousands)

	ING Liquid Assets Portfolio - Service 2 Class	ING Lord Abbett Growth and Income Portfolio - Service Class	ING Lord Abbett Growth and Income Portfolio - Service 2 Class	ING Marsico Growth Portfolio - Service Class
Net assets at January 1, 2010	$ 32,318	$ 57,701	$ 1,991	$ 460,437
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(761)	(997)	(43)	(7,864)
Total realized gain (loss) on investments and capital gains distributions	1	(3,306)	(72)	22,836
Net unrealized appreciation (depreciation) of investments	-	11,792	383	57,749
Net increase (decrease) in net assets from operations	(760)	7,489	268	72,721
Changes from principal transactions:				
Premiums	48	4	-	4,660
Death Benefits	(297)	(1,366)	-	(9,494)
Surrenders and withdrawals	(8,624)	(5,470)	(84)	(37,012)
Transfers between Divisions (including fixed account), net	342	(1,915)	(42)	11,650
Increase (decrease) in net assets derived from principal transactions	(8,531)	(8,747)	(126)	(30,196)
Total increase (decrease) in net assets	(9,291)	(1,258)	142	42,525
Net assets at December 31, 2010	23,027	56,443	2,133	502,962
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(617)	(62)	(3)	(9,711)
Total realized gain (loss) on investments and capital gains distributions	6	(8,765)	(397)	45,214
Net unrealized appreciation (depreciation) of investments	-	10,135	447	(53,861)
Net increase (decrease) in net assets from operations	(611)	1,308	47	(18,358)
Changes from principal transactions:				
Premiums	1,001	(2)	-	3,314
Death Benefits	(192)	(2)	-	(10,652)
Surrenders and withdrawals	(13,161)	(348)	(2)	(42,353)
Transfers between Divisions (including fixed account), net	9,264	(57,399)	(2,178)	(17,241)
Increase (decrease) in net assets derived from principal transactions	(3,088)	(57,751)	(2,180)	(66,932)
Total increase (decrease) in net assets	(3,699)	(56,443)	(2,133)	(85,290)
Net assets at December 31, 2011	$ 19,328	$ -	$ -	$ 417,672

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2011 and 2010
(Dollars in thousands)

	ING Marsico Growth Portfolio - Service 2 Class	ING MFS Total Return Portfolio - Service Class	ING MFS Total Return Portfolio - Service 2 Class	ING MFS Utilities Portfolio - Service Class
Net assets at January 1, 2010	$ 17,480	$ 797,586	$ 34,335	$ 416,638
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(397)	(13,917)	(769)	69
Total realized gain (loss) on investments and capital gains distributions	371	(14,725)	(1,159)	(17,954)
Net unrealized appreciation (depreciation) of investments	2,737	81,411	4,118	59,196
Net increase (decrease) in net assets from operations	2,711	52,769	2,190	41,311
Changes from principal transactions:				
Premiums	14	9,395	24	9,602
Death Benefits	(138)	(19,620)	(247)	(4,106)
Surrenders and withdrawals	(632)	(71,711)	(1,386)	(26,702)
Transfers between Divisions (including fixed account), net	(666)	(25,556)	(405)	(5,151)
Increase (decrease) in net assets derived from principal transactions	(1,422)	(107,492)	(2,014)	(26,357)
Total increase (decrease) in net assets	1,289	(54,723)	176	14,954
Net assets at December 31, 2010	18,769	742,863	34,511	431,592
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(468)	760	(149)	4,298
Total realized gain (loss) on investments and capital gains distributions	527	(15,414)	(1,228)	(14,338)
Net unrealized appreciation (depreciation) of investments	(834)	10,803	928	25,614
Net increase (decrease) in net assets from operations	(775)	(3,851)	(449)	15,574
Changes from principal transactions:				
Premiums	6	4,364	14	5,069
Death Benefits	(135)	(16,030)	(288)	(3,936)
Surrenders and withdrawals	(1,259)	(72,532)	(2,001)	(33,233)
Transfers between Divisions (including fixed account), net	(239)	(19,187)	(797)	48,812
Increase (decrease) in net assets derived from principal transactions	(1,627)	(103,385)	(3,072)	16,712
Total increase (decrease) in net assets	(2,402)	(107,236)	(3,521)	32,286
Net assets at December 31, 2011	$ 16,367	$ 635,627	$ 30,990	$ 463,878

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2011 and 2010
(Dollars in thousands)

	ING Morgan Stanley Global Franchise Portfolio - Service Class	ING Morgan Stanley Global Franchise Portfolio - Service 2 Class	ING Morgan Stanley Global Tactical Asset Allocation Portfolio - Service Class	ING Oppenheimer Active Allocation Portfolio - Service Class
Net assets at January 1, 2010	$ 272,604	$ 60,900	$ 41,756	$ 23,532
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(6,123)	(1,464)	(899)	(228)
Total realized gain (loss) on investments and capital gains distributions	(3,097)	915	4,072	2,265
Net unrealized appreciation (depreciation) of investments	38,217	6,740	(241)	2,269
Net increase (decrease) in net assets from operations	28,997	6,191	2,932	4,306
Changes from principal transactions:				
Premiums	4,221	174	2,137	2,544
Death Benefits	(2,317)	(332)	(335)	(18)
Surrenders and withdrawals	(16,288)	(3,670)	(2,683)	(1,303)
Transfers between Divisions (including fixed account), net	38,930	(499)	23,297	30,962
Increase (decrease) in net assets derived from principal transactions	24,546	(4,327)	22,416	32,185
Total increase (decrease) in net assets	53,543	1,864	25,348	36,491
Net assets at December 31, 2010	326,147	62,764	67,104	60,023
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(886)	(320)	(31)	(1,460)
Total realized gain (loss) on investments and capital gains distributions	(1,028)	1,762	4,223	5,331
Net unrealized appreciation (depreciation) of investments	21,385	2,267	(2,655)	(7,753)
Net increase (decrease) in net assets from operations	19,471	3,709	1,537	(3,882)
Changes from principal transactions:				
Premiums	2,845	67	51	822
Death Benefits	(3,234)	(598)	-	(487)
Surrenders and withdrawals	(22,101)	(4,785)	(203)	(3,297)
Transfers between Divisions (including fixed account), net	9,970	(2,359)	(68,489)	(2,420)
Increase (decrease) in net assets derived from principal transactions	(12,520)	(7,675)	(68,641)	(5,382)
Total increase (decrease) in net assets	6,951	(3,966)	(67,104)	(9,264)
Net assets at December 31, 2011	$ 333,098	$ 58,798	$ -	$ 50,759

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2011 and 2010
(Dollars in thousands)

	ING PIMCO High Yield Portfolio - Service Class	ING PIMCO Total Return Bond Portfolio - Service Class	ING PIMCO Total Return Bond Portfolio - Service 2 Class	ING Pioneer Fund Portfolio - Service Class
Net assets at January 1, 2010	$ 400,025	$ 2,982,070	$ 73,887	$ 51,948
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	23,042	66,401	1,323	(711)
Total realized gain (loss) on investments				
and capital gains distributions	(1,773)	166,547	4,037	(747)
Net unrealized appreciation (depreciation)				
of investments	27,518	(75,929)	(1,803)	7,731
Net increase (decrease) in net assets from operations	48,787	157,019	3,557	6,273
Changes from principal transactions:				
Premiums	2,106	70,518	90	384
Death Benefits	(9,215)	(32,274)	(603)	(741)
Surrenders and withdrawals	(42,188)	(233,993)	(7,411)	(3,410)
Transfers between Divisions				
(including fixed account), net	120,471	51,890	3,734	3,484
Increase (decrease) in net assets derived from				
principal transactions	71,174	(143,859)	(4,190)	(283)
Total increase (decrease) in net assets	119,961	13,160	(633)	5,990
Net assets at December 31, 2010	519,986	2,995,230	73,254	57,938
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	25,043	45,341	951	(621)
Total realized gain (loss) on investments				
and capital gains distributions	(2,553)	131,304	4,358	237
Net unrealized appreciation (depreciation)				
of investments	(12,874)	(155,150)	(4,911)	(3,366)
Net increase (decrease) in net assets from operations	9,616	21,495	398	(3,750)
Changes from principal transactions:				
Premiums	2,512	25,877	75	250
Death Benefits	(8,955)	(32,139)	(554)	(540)
Surrenders and withdrawals	(57,362)	(241,232)	(10,855)	(4,637)
Transfers between Divisions				
(including fixed account), net	40,480	50,421	3,518	(879)
Increase (decrease) in net assets derived from				
principal transactions	(23,325)	(197,073)	(7,816)	(5,806)
Total increase (decrease) in net assets	(13,709)	(175,578)	(7,418)	(9,556)
Net assets at December 31, 2011	$ 506,277	$ 2,819,652	$ 65,836	$ 48,382

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2011 and 2010
(Dollars in thousands)

	ING Pioneer Mid Cap Value Portfolio - Service Class	ING Retirement Conservative Portfolio - Adviser Class	ING Retirement Growth Portfolio - Adviser Class	ING Retirement Moderate Growth Portfolio - Adviser Class
Net assets at January 1, 2010	$ 563,986	$ 400,422	$ 4,534,412	$ 3,108,225
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(8,851)	(10,876)	(103,142)	(64,789)
Total realized gain (loss) on investments and capital gains distributions	(8,551)	7,064	14,110	11,281
Net unrealized appreciation (depreciation) of investments	94,301	28,820	454,929	296,213
Net increase (decrease) in net assets from operations	76,899	25,008	365,897	242,705
Changes from principal transactions:				
Premiums	4,453	14,393	75,146	51,853
Death Benefits	(7,825)	(4,970)	(47,977)	(36,012)
Surrenders and withdrawals	(36,558)	(27,035)	(159,809)	(153,807)
Transfers between Divisions (including fixed account), net	(28,506)	62,985	(155,942)	(27,444)
Increase (decrease) in net assets derived from principal transactions	(68,436)	45,373	(288,582)	(165,410)
Total increase (decrease) in net assets	8,463	70,381	77,315	77,295
Net assets at December 31, 2010	572,449	470,803	4,611,727	3,185,520
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(6,473)	(4,733)	(84,105)	(46,691)
Total realized gain (loss) on investments and capital gains distributions	1,707	16,679	55,907	39,098
Net unrealized appreciation (depreciation) of investments	(33,023)	571	(139,667)	(65,826)
Net increase (decrease) in net assets from operations	(37,789)	12,517	(167,865)	(73,419)
Changes from principal transactions:				
Premiums	2,881	5,306	42,896	24,135
Death Benefits	(7,225)	(4,923)	(40,032)	(39,428)
Surrenders and withdrawals	(44,054)	(34,728)	(197,531)	(169,785)
Transfers between Divisions (including fixed account), net	(24,437)	106,029	(137,508)	(68,075)
Increase (decrease) in net assets derived from principal transactions	(72,835)	71,684	(332,175)	(253,153)
Total increase (decrease) in net assets	(110,624)	84,201	(500,040)	(326,572)
Net assets at December 31, 2011	$ 461,825	$ 555,004	$ 4,111,687	$ 2,858,948

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2011 and 2010
(Dollars in thousands)

	ING Retirement Moderate Portfolio - Adviser Class	ING T. Rowe Price Capital Appreciation Portfolio - Service Class	ING T. Rowe Price Capital Appreciation Portfolio - Service 2 Class	ING T. Rowe Price Equity Income Portfolio - Service Class
Net assets at January 1, 2010	$ 1,834,949	$ 2,513,348	$ 83,348	$ 652,560
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(35,244)	(20,452)	(1,058)	(4,786)
Total realized gain (loss) on investments and capital gains distributions	7,515	36,663	(1,826)	(1,343)
Net unrealized appreciation (depreciation) of investments	145,924	251,543	11,276	79,450
Net increase (decrease) in net assets from operations	118,195	267,754	8,392	73,321
Changes from principal transactions:				
Premiums	29,311	44,845	161	6,727
Death Benefits	(21,783)	(30,970)	(885)	(11,745)
Surrenders and withdrawals	(106,412)	(180,672)	(5,875)	(46,453)
Transfers between Divisions (including fixed account), net	(31,228)	22,098	(1,655)	10,658
Increase (decrease) in net assets derived from principal transactions	(130,112)	(144,699)	(8,254)	(40,813)
Total increase (decrease) in net assets	(11,917)	123,055	138	32,508
Net assets at December 31, 2010	1,823,032	2,636,403	83,486	685,068
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(19,776)	(16,539)	(845)	(3,318)
Total realized gain (loss) on investments and capital gains distributions	21,753	77,517	(654)	(4,738)
Net unrealized appreciation (depreciation) of investments	(7,486)	(50,721)	1,563	(16,655)
Net increase (decrease) in net assets from operations	(5,509)	10,257	64	(24,711)
Changes from principal transactions:				
Premiums	14,570	24,676	53	4,033
Death Benefits	(26,638)	(33,095)	(856)	(9,883)
Surrenders and withdrawals	(101,101)	(215,118)	(8,224)	(56,847)
Transfers between Divisions (including fixed account), net	(22,874)	(52,715)	(1,420)	45,446
Increase (decrease) in net assets derived from principal transactions	(136,043)	(276,252)	(10,447)	(17,251)
Total increase (decrease) in net assets	(141,552)	(265,995)	(10,383)	(41,962)
Net assets at December 31, 2011	$ 1,681,480	$ 2,370,408	$ 73,103	$ 643,106

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2011 and 2010
(Dollars in thousands)

	ING T. Rowe Price Equity Income Portfolio - Service 2 Class	ING T. Rowe Price International Stock Portfolio - Service Class	ING Templeton Global Growth Portfolio - Service Class	ING Templeton Global Growth Portfolio - Service 2 Class
Net assets at January 1, 2010	$ 22,439	$ 175,866	$ 299,463	$ 4,691
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(266)	(1,794)	(2,282)	(59)
Total realized gain (loss) on investments and capital gains distributions	(529)	(16,229)	7,209	(111)
Net unrealized appreciation (depreciation) of investments	3,345	33,704	8,384	363
Net increase (decrease) in net assets from operations	2,550	15,681	13,311	193
Changes from principal transactions:				
Premiums	24	113	2,837	36
Death Benefits	(98)	(1,772)	(5,466)	(23)
Surrenders and withdrawals	(1,189)	(8,714)	(21,025)	(175)
Transfers between Divisions (including fixed account), net	196	(15,117)	(2,715)	10
Increase (decrease) in net assets derived from principal transactions	(1,067)	(25,490)	(26,369)	(152)
Total increase (decrease) in net assets	1,483	(9,809)	(13,058)	41
Net assets at December 31, 2010	23,922	166,057	286,405	4,732
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(217)	1,414	(2,192)	(62)
Total realized gain (loss) on investments and capital gains distributions	(483)	(8,521)	3,451	(104)
Net unrealized appreciation (depreciation) of investments	(238)	(15,620)	(23,014)	(184)
Net increase (decrease) in net assets from operations	(938)	(22,727)	(21,755)	(350)
Changes from principal transactions:				
Premiums	9	1,100	1,810	3
Death Benefits	(252)	(1,021)	(4,689)	(12)
Surrenders and withdrawals	(1,646)	(10,404)	(23,614)	(321)
Transfers between Divisions (including fixed account), net	2,194	(2,370)	(9,620)	(151)
Increase (decrease) in net assets derived from principal transactions	305	(12,695)	(36,113)	(481)
Total increase (decrease) in net assets	(633)	(35,422)	(57,868)	(831)
Net assets at December 31, 2011	$ 23,289	$ 130,635	$ 228,537	$ 3,901

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2011 and 2010
(Dollars in thousands)

	ING Diversified International Fund - Class R	ING American Century Small-Mid Cap Value Portfolio - Service Class	ING Baron Small Cap Growth Portfolio - Service Class	ING Columbia Small Cap Value II Portfolio - Service Class
Net assets at January 1, 2010	$ 203	$ 2,051	$ 288,247	$ 156,330
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(2)	(13)	(7,479)	(2,036)
Total realized gain (loss) on investments and capital gains distributions	(23)	(10)	(12,141)	(5,961)
Net unrealized appreciation (depreciation) of investments	37	503	82,791	37,638
Net increase (decrease) in net assets from operations	12	480	63,171	29,641
Changes from principal transactions:				
Premiums	-	271	6,413	12
Death Benefits	-	-	(2,170)	(1,250)
Surrenders and withdrawals	(5)	(216)	(14,473)	(7,381)
Transfers between Divisions (including fixed account), net	(32)	461	1,015	(23,435)
Increase (decrease) in net assets derived from principal transactions	(37)	516	(9,215)	(32,054)
Total increase (decrease) in net assets	(25)	996	53,956	(2,413)
Net assets at December 31, 2010	178	3,047	342,203	153,917
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(2)	(14)	(9,161)	(3,097)
Total realized gain (loss) on investments and capital gains distributions	(6)	510	1,071	1,260
Net unrealized appreciation (depreciation) of investments	(17)	(666)	2,806	(5,379)
Net increase (decrease) in net assets from operations	(25)	(170)	(5,284)	(7,216)
Changes from principal transactions:				
Premiums	-	124	3,746	42
Death Benefits	-	(6)	(1,956)	(1,486)
Surrenders and withdrawals	(25)	(846)	(21,686)	(7,006)
Transfers between Divisions (including fixed account), net	-	(174)	18,748	(10,734)
Increase (decrease) in net assets derived from principal transactions	(25)	(902)	(1,148)	(19,184)
Total increase (decrease) in net assets	(50)	(1,072)	(6,432)	(26,400)
Net assets at December 31, 2011	$ 128	$ 1,975	$ 335,771	$ 127,517

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2011 and 2010
(Dollars in thousands)

	ING Davis New York Venture Portfolio - Service Class	ING Global Bond Portfolio - Service Class	ING Invesco Van Kampen Comstock Portfolio - Service Class	ING Invesco Van Kampen Equity and Income Portfolio - Initial Class
Net assets at January 1, 2010	$ 266,995	$ 8,547	$ 164,271	$ 2,321
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(5,711)	180	(1,954)	(436)
Total realized gain (loss) on investments and capital gains distributions	(6,120)	60	(9,007)	(8)
Net unrealized appreciation (depreciation) of investments	35,925	947	30,877	224
Net increase (decrease) in net assets from operations	24,094	1,187	19,916	(220)
Changes from principal transactions:				
Premiums	6,169	266	2,446	3,858
Death Benefits	(2,401)	(14)	(1,118)	(696)
Surrenders and withdrawals	(10,487)	(1,224)	(9,533)	(4,737)
Transfers between Divisions (including fixed account), net	7,243	871	13,049	1,520
Increase (decrease) in net assets derived from principal transactions	524	(101)	4,844	(55)
Total increase (decrease) in net assets	24,618	1,086	24,760	(275)
Net assets at December 31, 2010	291,613	9,633	189,031	2,046
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(4,201)	543	(2,183)	24
Total realized gain (loss) on investments and capital gains distributions	(8,149)	135	(6,672)	20
Net unrealized appreciation (depreciation) of investments	(6,855)	(470)	1,288	(69)
Net increase (decrease) in net assets from operations	(19,205)	208	(7,567)	(25)
Changes from principal transactions:				
Premiums	2,253	90	1,409	-
Death Benefits	(2,609)	(53)	(2,068)	-
Surrenders and withdrawals	(14,548)	(1,697)	(14,291)	(365)
Transfers between Divisions (including fixed account), net	(14,771)	749	6,564	(116)
Increase (decrease) in net assets derived from principal transactions	(29,675)	(911)	(8,386)	(481)
Total increase (decrease) in net assets	(48,880)	(703)	(15,953)	(506)
Net assets at December 31, 2011	$ 242,733	$ 8,930	$ 173,078	$ 1,540

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2011 and 2010
(Dollars in thousands)

	ING Invesco Van Kampen Equity and Income Portfolio - Service Class	ING JPMorgan Mid Cap Value Portfolio - Service Class	ING Legg Mason ClearBridge Aggressive Growth Portfolio - Service Class	ING Oppenheimer Global Portfolio - Initial Class
Net assets at January 1, 2010	$ 189,556	$ 67,915	$ 89,393	$ 7,415
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(966)	(1,436)	(2,403)	21
Total realized gain (loss) on investments				
and capital gains distributions	(4,615)	3,385	1,561	51
Net unrealized appreciation (depreciation)				
of investments	23,524	15,568	18,139	825
Net increase (decrease) in net assets from operations	17,943	17,517	17,297	897
Changes from principal transactions:				
Premiums	(397)	3,330	91	-
Death Benefits	(1,180)	(512)	(739)	(163)
Surrenders and withdrawals	(7,877)	(5,985)	(4,297)	(957)
Transfers between Divisions				
(including fixed account), net	9,450	39,056	(5,515)	(416)
Increase (decrease) in net assets derived from				
principal transactions	(4)	35,889	(10,460)	(1,536)
Total increase (decrease) in net assets	17,939	53,406	6,837	(639)
Net assets at December 31, 2010	207,495	121,321	96,230	6,776
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(958)	(2,108)	(7)	8
Total realized gain (loss) on investments				
and capital gains distributions	(2,510)	15,019	10,930	199
Net unrealized appreciation (depreciation)				
of investments	(3,013)	(14,481)	(9,559)	(701)
Net increase (decrease) in net assets from operations	(6,481)	(1,570)	1,364	(494)
Changes from principal transactions:				
Premiums	1,374	1,280	(1)	-
Death Benefits	(2,513)	(1,137)	(37)	(102)
Surrenders and withdrawals	(15,594)	(8,676)	(388)	(1,119)
Transfers between Divisions				
(including fixed account), net	(10,198)	14,596	(97,168)	(189)
Increase (decrease) in net assets derived from				
principal transactions	(26,931)	6,063	(97,594)	(1,410)
Total increase (decrease) in net assets	(33,412)	4,493	(96,230)	(1,904)
Net assets at December 31, 2011	$ 174,083	$ 125,814	$ -	$ 4,872

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2011 and 2010
(Dollars in thousands)

	ING Oppenheimer Global Portfolio - Service Class	ING PIMCO Total Return Portfolio - Service Class	ING Solution 2015 Portfolio - Service Class	ING Solution 2025 Portfolio - Service Class
Net assets at January 1, 2010	$ 124,376	$ 9,629	$ 16,960	$ 16,849
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1,115)	174	115	1
Total realized gain (loss) on investments and capital gains distributions	(3,646)	79	(244)	(346)
Net unrealized appreciation (depreciation) of investments	19,426	304	1,685	2,336
Net increase (decrease) in net assets from operations	14,665	557	1,556	1,991
Changes from principal transactions:				
Premiums	520	-	119	693
Death Benefits	(956)	(66)	-	(57)
Surrenders and withdrawals	(6,315)	(948)	(777)	(575)
Transfers between Divisions (including fixed account), net	(7,591)	(1,249)	(82)	(420)
Increase (decrease) in net assets derived from principal transactions	(14,342)	(2,263)	(740)	(359)
Total increase (decrease) in net assets	323	(1,706)	816	1,632
Net assets at December 31, 2010	124,699	7,923	17,776	18,481
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1,384)	121	252	77
Total realized gain (loss) on investments and capital gains distributions	(2,785)	215	(380)	(395)
Net unrealized appreciation (depreciation) of investments	(9,838)	(190)	(217)	(505)
Net increase (decrease) in net assets from operations	(14,007)	146	(345)	(823)
Changes from principal transactions:				
Premiums	1,060	-	50	447
Death Benefits	(1,068)	(105)	(286)	(367)
Surrenders and withdrawals	(8,584)	(742)	(1,647)	(1,276)
Transfers between Divisions (including fixed account), net	14,346	(972)	(537)	(59)
Increase (decrease) in net assets derived from principal transactions	5,754	(1,819)	(2,420)	(1,255)
Total increase (decrease) in net assets	(8,253)	(1,673)	(2,765)	(2,078)
Net assets at December 31, 2011	$ 116,446	$ 6,250	$ 15,011	$ 16,403

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2011 and 2010
(Dollars in thousands)

	ING Solution 2035 Portfolio - Service Class	ING Solution 2045 Portfolio - Service Class	ING Solution Income Portfolio - Service Class	ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class
Net assets at January 1, 2010	$ 11,035	$ 1,384	$ 6,919	$ 9,112
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(8)	(12)	125	(159)
Total realized gain (loss) on investments and capital gains distributions	(703)	(101)	(93)	(243)
Net unrealized appreciation (depreciation) of investments	2,012	270	480	2,896
Net increase (decrease) in net assets from operations	1,301	157	512	2,494
Changes from principal transactions:				
Premiums	218	2	185	1,219
Death Benefits	-	-	(93)	(9)
Surrenders and withdrawals	152	(161)	(583)	(403)
Transfers between Divisions (including fixed account), net	(1,548)	(112)	(150)	(580)
Increase (decrease) in net assets derived from principal transactions	(1,178)	(271)	(641)	227
Total increase (decrease) in net assets	123	(114)	(129)	2,721
Net assets at December 31, 2010	11,158	1,270	6,790	11,833
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(11)	(9)	170	(168)
Total realized gain (loss) on investments and capital gains distributions	(304)	(21)	(50)	(158)
Net unrealized appreciation (depreciation) of investments	(398)	(46)	(181)	(290)
Net increase (decrease) in net assets from operations	(713)	(76)	(61)	(616)
Changes from principal transactions:				
Premiums	239	3	13	127
Death Benefits	(180)	-	(92)	(11)
Surrenders and withdrawals	(405)	(43)	(467)	(1,815)
Transfers between Divisions (including fixed account), net	(322)	(23)	(128)	(187)
Increase (decrease) in net assets derived from principal transactions	(668)	(63)	(674)	(1,886)
Total increase (decrease) in net assets	(1,381)	(139)	(735)	(2,502)
Net assets at December 31, 2011	$ 9,777	$ 1,131	$ 6,055	$ 9,331

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2011 and 2010
(Dollars in thousands)

	ING T. Rowe Price Growth Equity Portfolio - Service Class	ING Templeton Foreign Equity Portfolio - Service Class	ING Thornburg Value Portfolio - Initial Class	ING Thornburg Value Portfolio - Service Class
Net assets at January 1, 2010	$ 97,640	$ 241,228	$ 1,479	$ 7,716
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(2,179)	(1,095)	(1)	(56)
Total realized gain (loss) on investments				
and capital gains distributions	3,028	(22,924)	37	(142)
Net unrealized appreciation (depreciation)				
of investments	10,347	34,948	88	831
Net increase (decrease) in net assets from operations	11,196	10,929	124	633
Changes from principal transactions:				
Premiums	2,365	4,465	3	996
Death Benefits	(708)	(2,067)	(13)	(131)
Surrenders and withdrawals	(5,743)	(12,833)	(179)	(360)
Transfers between Divisions				
(including fixed account), net	4,175	18,721	(30)	(573)
Increase (decrease) in net assets derived from				
principal transactions	89	8,286	(219)	(68)
Total increase (decrease) in net assets	11,285	19,215	(95)	565
Net assets at December 31, 2010	108,925	260,443	1,384	8,281
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(2,736)	(2,202)	(8)	(122)
Total realized gain (loss) on investments				
and capital gains distributions	12,015	(18,388)	89	(51)
Net unrealized appreciation (depreciation)				
of investments	(14,415)	(16,533)	(226)	(1,004)
Net increase (decrease) in net assets from operations	(5,136)	(37,123)	(145)	(1,177)
Changes from principal transactions:				
Premiums	1,395	1,968	4	23
Death Benefits	(558)	(1,465)	(4)	(99)
Surrenders and withdrawals	(7,504)	(16,647)	(338)	(419)
Transfers between Divisions				
(including fixed account), net	8,706	(16,686)	(6)	(261)
Increase (decrease) in net assets derived from				
principal transactions	2,039	(32,830)	(344)	(756)
Total increase (decrease) in net assets	(3,097)	(69,953)	(489)	(1,933)
Net assets at December 31, 2011	$ 105,828	$ 190,490	$ 895	$ 6,348

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2011 and 2010
(Dollars in thousands)

	ING UBS U.S. Large Cap Equity Portfolio - Service Class	ING Strategic Allocation Conservative Portfolio - Class S	ING Strategic Allocation Growth Portfolio - Class S	ING Strategic Allocation Moderate Portfolio - Class S
Net assets at January 1, 2010	$ 6,503	$ 1,353	$ 589	$ 657
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(97)	45	14	20
Total realized gain (loss) on investments and capital gains distributions	(269)	(42)	(50)	(66)
Net unrealized appreciation (depreciation) of investments	974	130	98	116
Net increase (decrease) in net assets from operations	608	133	62	70
Changes from principal transactions:				
Premiums	69	(36)	(50)	148
Death Benefits	(42)	-	-	(18)
Surrenders and withdrawals	(446)	-	-	(44)
Transfers between Divisions (including fixed account), net	(463)	1	-	(38)
Increase (decrease) in net assets derived from principal transactions	(882)	(35)	(50)	48
Total increase (decrease) in net assets	(274)	98	12	118
Net assets at December 31, 2010	6,229	1,451	601	775
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(93)	37	8	14
Total realized gain (loss) on investments and capital gains distributions	(130)	(51)	(80)	(35)
Net unrealized appreciation (depreciation) of investments	(41)	24	56	6
Net increase (decrease) in net assets from operations	(264)	10	(16)	(15)
Changes from principal transactions:				
Premiums	7	(175)	(126)	120
Death Benefits	(39)	-	-	(4)
Surrenders and withdrawals	(515)	-	-	(37)
Transfers between Divisions (including fixed account), net	(219)	-	1	134
Increase (decrease) in net assets derived from principal transactions	(766)	(175)	(125)	213
Total increase (decrease) in net assets	(1,030)	(165)	(141)	198
Net assets at December 31, 2011	$ 5,199	$ 1,286	$ 460	$ 973

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2011 and 2010
(Dollars in thousands)

	ING Growth and Income Portfolio - Class A	ING Growth and Income Portfolio - Class I	ING Growth and Income Portfolio - Class S	ING GET U.S. Core Portfolio - Series 5
Net assets at January 1, 2010	$ -	$ 109	$ 453,859	$ 14,317
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	-	(6,642)	(46)
Total realized gain (loss) on investments and capital gains distributions	-	(2)	(4,991)	(970)
Net unrealized appreciation (depreciation) of investments	-	15	57,770	993
Net increase (decrease) in net assets from operations	-	13	46,137	(23)
Changes from principal transactions:				
Premiums	-	-	2,214	(6)
Death Benefits	-	-	(7,758)	(97)
Surrenders and withdrawals	-	(8)	(41,659)	(2,508)
Transfers between Divisions (including fixed account), net	-	-	(3,127)	(332)
Increase (decrease) in net assets derived from principal transactions	-	(8)	(50,330)	(2,943)
Total increase (decrease) in net assets	-	5	(4,193)	(2,966)
Net assets at December 31, 2010	-	114	449,666	11,351
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(19,807)	-	(1,854)	118
Total realized gain (loss) on investments and capital gains distributions	(4,004)	(4)	2,752	(2,630)
Net unrealized appreciation (depreciation) of investments	(45,338)	3	(8,237)	2,272
Net increase (decrease) in net assets from operations	(69,149)	(1)	(7,339)	(240)
Changes from principal transactions:				
Premiums	7,594	-	219	1
Death Benefits	(18,267)	-	(7,754)	(315)
Surrenders and withdrawals	(69,762)	(35)	(46,532)	(2,801)
Transfers between Divisions (including fixed account), net	1,327,583	(1)	335,936	(7,996)
Increase (decrease) in net assets derived from principal transactions	1,247,148	(36)	281,869	(11,111)
Total increase (decrease) in net assets	1,177,999	(37)	274,530	(11,351)
Net assets at December 31, 2011	$ 1,177,999	$ 77	$ 724,196	$ -

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2011 and 2010
(Dollars in thousands)

	ING GET U.S. Core Portfolio - Series 6	ING GET U.S. Core Portfolio - Series 7	ING GET U.S. Core Portfolio - Series 8	ING GET U.S. Core Portfolio - Series 9
Net assets at January 1, 2010	$ 14,418	$ 10,450	$ 5,547	$ 5,144
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	9	11	8	2
Total realized gain (loss) on investments and capital gains distributions	(945)	(866)	(409)	(338)
Net unrealized appreciation (depreciation) of investments	931	900	420	419
Net increase (decrease) in net assets from operations	(5)	45	19	83
Changes from principal transactions:				
Premiums	(11)	(4)	(1)	(1)
Death Benefits	(109)	(383)	(168)	(52)
Surrenders and withdrawals	(3,417)	(2,166)	(1,250)	(1,113)
Transfers between Divisions (including fixed account), net	(170)	(477)	(38)	(25)
Increase (decrease) in net assets derived from principal transactions	(3,707)	(3,030)	(1,457)	(1,191)
Total increase (decrease) in net assets	(3,712)	(2,985)	(1,438)	(1,108)
Net assets at December 31, 2010	10,706	7,465	4,109	4,036
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	128	6	(22)	7
Total realized gain (loss) on investments and capital gains distributions	(2,122)	(585)	(407)	(342)
Net unrealized appreciation (depreciation) of investments	1,783	447	346	270
Net increase (decrease) in net assets from operations	(211)	(132)	(83)	(65)
Changes from principal transactions:				
Premiums	(19)	(2)	(15)	-
Death Benefits	(251)	-	(121)	(54)
Surrenders and withdrawals	(3,708)	(1,576)	(1,242)	(801)
Transfers between Divisions (including fixed account), net	(6,517)	(345)	(29)	(381)
Increase (decrease) in net assets derived from principal transactions	(10,495)	(1,923)	(1,407)	(1,236)
Total increase (decrease) in net assets	(10,706)	(2,055)	(1,490)	(1,301)
Net assets at December 31, 2011	$ -	$ 5,410	$ 2,619	$ 2,735

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2011 and 2010
(Dollars in thousands)

	ING GET U.S. Core Portfolio - Series 10	ING GET U.S. Core Portfolio - Series 11	ING GET U.S. Core Portfolio - Series 12	ING GET U.S. Core Portfolio - Series 13
Net assets at January 1, 2010	$ 4,090	$ 5,718	$ 2,232	$ 15,806
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	11	17	15	103
Total realized gain (loss) on investments and capital gains distributions	(252)	(293)	(115)	(209)
Net unrealized appreciation (depreciation) of investments	312	414	176	791
Net increase (decrease) in net assets from operations	71	138	76	685
Changes from principal transactions:				
Premiums	-	(7)	(2)	2
Death Benefits	(35)	(8)	(52)	(207)
Surrenders and withdrawals	(840)	(672)	(226)	(3,109)
Transfers between Divisions (including fixed account), net	(70)	(312)	(66)	(323)
Increase (decrease) in net assets derived from principal transactions	(945)	(999)	(346)	(3,637)
Total increase (decrease) in net assets	(874)	(861)	(270)	(2,952)
Net assets at December 31, 2010	3,216	4,857	1,962	12,854
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	12	7	13	51
Total realized gain (loss) on investments and capital gains distributions	(244)	(239)	(48)	(169)
Net unrealized appreciation (depreciation) of investments	191	180	19	126
Net increase (decrease) in net assets from operations	(41)	(52)	(16)	8
Changes from principal transactions:				
Premiums	(1)	8	-	(1)
Death Benefits	-	-	(51)	(128)
Surrenders and withdrawals	(932)	(807)	(59)	(3,625)
Transfers between Divisions (including fixed account), net	-	(5)	(19)	(5)
Increase (decrease) in net assets derived from principal transactions	(933)	(804)	(129)	(3,759)
Total increase (decrease) in net assets	(974)	(856)	(145)	(3,751)
Net assets at December 31, 2011	$ 2,242	$ 4,001	$ 1,817	$ 9,103

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2011 and 2010
(Dollars in thousands)

	ING GET U.S. Core Portfolio - Series 14	ING BlackRock Science and Technology Opportunities Portfolio - Class S	ING Euro STOXX 50 Index Portfolio - Class A	ING FTSE 100 Index Portfolio - Class A
Net assets at January 1, 2010	$ 45,358	$ 223,254	$ 608	$ 755
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	815	(5,950)	(57)	(69)
Total realized gain (loss) on investments and capital gains distributions	(68)	(731)	48	176
Net unrealized appreciation (depreciation) of investments	1,300	37,693	(60)	183
Net increase (decrease) in net assets from operations	2,047	31,012	(69)	290
Changes from principal transactions:				
Premiums	(2)	6,066	392	(4,849)
Death Benefits	(460)	(1,845)	-	(42)
Surrenders and withdrawals	(10,382)	(14,630)	(191)	(351)
Transfers between Divisions (including fixed account), net	(302)	20,109	3,999	7,792
Increase (decrease) in net assets derived from principal transactions	(11,146)	9,700	4,200	2,550
Total increase (decrease) in net assets	(9,099)	40,712	4,131	2,840
Net assets at December 31, 2010	36,259	263,966	4,739	3,595
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	404	(6,441)	299	(22)
Total realized gain (loss) on investments and capital gains distributions	(26)	33,032	(2,811)	(1,240)
Net unrealized appreciation (depreciation) of investments	55	(60,848)	(772)	(408)
Net increase (decrease) in net assets from operations	433	(34,257)	(3,284)	(1,670)
Changes from principal transactions:				
Premiums	(3)	2,645	163	(2,769)
Death Benefits	(466)	(2,733)	(141)	(86)
Surrenders and withdrawals	(6,837)	(17,495)	(1,139)	(503)
Transfers between Divisions (including fixed account), net	(222)	(14,106)	2,617	3,733
Increase (decrease) in net assets derived from principal transactions	(7,528)	(31,689)	1,500	375
Total increase (decrease) in net assets	(7,095)	(65,946)	(1,784)	(1,295)
Net assets at December 31, 2011	$ 29,164	$ 198,020	$ 2,955	$ 2,300

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2011 and 2010
(Dollars in thousands)

	ING Hang Seng Index Portfolio - Class S	ING Index Plus LargeCap Portfolio - Class S	ING Index Plus MidCap Portfolio - Class S	ING Index Plus SmallCap Portfolio - Class S
Net assets at January 1, 2010	$ 41,686	$ 174,337	$ 127,725	$ 94,468
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1,558)	(439)	(1,871)	(1,809)
Total realized gain (loss) on investments and capital gains distributions	1,115	(14,359)	(7,964)	(6,416)
Net unrealized appreciation (depreciation) of investments	2,737	31,703	31,547	25,210
Net increase (decrease) in net assets from operations	2,294	16,905	21,712	16,985
Changes from principal transactions:				
Premiums	2,498	176	138	72
Death Benefits	(540)	(2,177)	(1,119)	(847)
Surrenders and withdrawals	(3,196)	(22,046)	(8,214)	(6,226)
Transfers between Divisions (including fixed account), net	39,142	(5,863)	(8,815)	(4,553)
Increase (decrease) in net assets derived from principal transactions	37,904	(29,910)	(18,010)	(11,554)
Total increase (decrease) in net assets	40,198	(13,005)	3,702	5,431
Net assets at December 31, 2010	81,884	161,332	131,427	99,899
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	5	(660)	(2,162)	(1,683)
Total realized gain (loss) on investments and capital gains distributions	170	(10,242)	(3,109)	(3,407)
Net unrealized appreciation (depreciation) of investments	(13,476)	8,254	1,687	2,183
Net increase (decrease) in net assets from operations	(13,301)	(2,648)	(3,584)	(2,907)
Changes from principal transactions:				
Premiums	793	49	89	48
Death Benefits	(579)	(2,850)	(1,708)	(1,380)
Surrenders and withdrawals	(3,793)	(18,095)	(9,635)	(7,073)
Transfers between Divisions (including fixed account), net	(20,825)	(11,807)	(8,868)	(5,109)
Increase (decrease) in net assets derived from principal transactions	(24,404)	(32,703)	(20,122)	(13,514)
Total increase (decrease) in net assets	(37,705)	(35,351)	(23,706)	(16,421)
Net assets at December 31, 2011	$ 44,179	$ 125,981	$ 107,721	$ 83,478

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2011 and 2010
(Dollars in thousands)

	ING International Index Portfolio - Class S	ING Japan TOPIX Index® Portfolio - Class A	ING Russell™ Large Cap Growth Index Portfolio - Class S	ING Russell™ Large Cap Index Portfolio - Class S
Net assets at January 1, 2010	$ 69,588	$ 324	$ 141,894	$ 372,497
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	833	(101)	(2,704)	4,262
Total realized gain (loss) on investments and capital gains distributions	3,016	(62)	3,772	12,960
Net unrealized appreciation (depreciation) of investments	(3,261)	717	11,251	14,170
Net increase (decrease) in net assets from operations	588	554	12,319	31,392
Changes from principal transactions:				
Premiums	1,744	5,250	832	2,778
Death Benefits	(513)	-	(1,223)	(8,705)
Surrenders and withdrawals	(4,197)	(226)	(9,281)	(31,818)
Transfers between Divisions (including fixed account), net	(2,166)	2,561	(1,966)	(10,193)
Increase (decrease) in net assets derived from principal transactions	(5,132)	7,585	(11,638)	(47,938)
Total increase (decrease) in net assets	(4,544)	8,139	681	(16,546)
Net assets at December 31, 2010	65,044	8,463	142,575	355,951
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	52	(44)	(2,272)	(2,619)
Total realized gain (loss) on investments and capital gains distributions	774	(149)	11,059	21,769
Net unrealized appreciation (depreciation) of investments	(8,670)	(1,847)	(7,707)	(21,331)
Net increase (decrease) in net assets from operations	(7,844)	(2,040)	1,080	(2,181)
Changes from principal transactions:				
Premiums	753	2,890	898	1,657
Death Benefits	(208)	(72)	(1,770)	(7,615)
Surrenders and withdrawals	(4,200)	(414)	(11,980)	(35,620)
Transfers between Divisions (including fixed account), net	(14,057)	740	15,230	(15,225)
Increase (decrease) in net assets derived from principal transactions	(17,712)	3,144	2,378	(56,803)
Total increase (decrease) in net assets	(25,556)	1,104	3,458	(58,984)
Net assets at December 31, 2011	$ 39,488	$ 9,567	$ 146,033	$ 296,967

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2011 and 2010
(Dollars in thousands)

	ING Russell™ Large Cap Value Index Portfolio - Class S	ING Russell™ Mid Cap Growth Index Portfolio - Class S	ING Russell™ Mid Cap Index Portfolio - Class S	ING Russell™ Small Cap Index Portfolio - Class S
Net assets at January 1, 2010	$ 24,005	$ 248,368	$ 85,119	$ 114,700
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(196)	(5,118)	(1,915)	(2,876)
Total realized gain (loss) on investments				
and capital gains distributions	4,147	10,587	13,882	6,124
Net unrealized appreciation (depreciation)				
of investments	(1,913)	48,180	6,499	21,586
Net increase (decrease) in net assets from operations	2,038	53,649	18,466	24,834
Changes from principal transactions:				
Premiums	428	2,438	5,853	3,431
Death Benefits	(581)	(5,468)	(507)	(898)
Surrenders and withdrawals	(3,362)	(19,309)	(5,404)	(9,323)
Transfers between Divisions				
(including fixed account), net	12,698	18,299	17,330	41,308
Increase (decrease) in net assets derived from				
principal transactions	9,183	(4,040)	17,272	34,518
Total increase (decrease) in net assets	11,221	49,609	35,738	59,352
Net assets at December 31, 2010	35,226	297,977	120,857	174,052
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(341)	(5,295)	(1,639)	(2,981)
Total realized gain (loss) on investments				
and capital gains distributions	1,678	21,859	17,402	23,082
Net unrealized appreciation (depreciation)				
of investments	(2,166)	(29,466)	(21,722)	(31,952)
Net increase (decrease) in net assets from operations	(829)	(12,902)	(5,959)	(11,851)
Changes from principal transactions:				
Premiums	322	1,653	1,216	1,520
Death Benefits	(357)	(6,739)	(562)	(1,278)
Surrenders and withdrawals	(5,240)	(21,743)	(7,369)	(12,517)
Transfers between Divisions				
(including fixed account), net	9,828	(15,154)	(5,359)	(13,850)
Increase (decrease) in net assets derived from				
principal transactions	4,553	(41,983)	(12,074)	(26,125)
Total increase (decrease) in net assets	3,724	(54,885)	(18,033)	(37,976)
Net assets at December 31, 2011	$ 38,950	$ 243,092	$ 102,824	$ 136,076

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2011 and 2010
(Dollars in thousands)

	ING Small Company Portfolio - Class S	ING U.S. Bond Index Portfolio - Class S	ING WisdomTree℠ Global High-Yielding Equity Index Portfolio - Class S	ING International Value Portfolio - Class S
Net assets at January 1, 2010	$ 75,533	$ 251,758	$ 213,033	$ 10,718
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1,627)	(485)	1,623	34
Total realized gain (loss) on investments and capital gains distributions	14,076	9,365	(17,524)	(1,738)
Net unrealized appreciation (depreciation) of investments	4,507	(870)	19,810	1,740
Net increase (decrease) in net assets from operations	16,956	8,010	3,909	36
Changes from principal transactions:				
Premiums	2,034	5,167	4,928	227
Death Benefits	(452)	(2,502)	(913)	(5)
Surrenders and withdrawals	(4,359)	(22,176)	(7,771)	(586)
Transfers between Divisions (including fixed account), net	12,731	(7,626)	(11,904)	(945)
Increase (decrease) in net assets derived from principal transactions	9,954	(27,137)	(15,660)	(1,309)
Total increase (decrease) in net assets	26,910	(19,127)	(11,751)	(1,273)
Net assets at December 31, 2010	102,443	232,631	201,282	9,445
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(2,225)	(854)	927	64
Total realized gain (loss) on investments and capital gains distributions	6,818	10,181	(6,031)	(1,173)
Net unrealized appreciation (depreciation) of investments	(10,456)	70	(6,484)	(251)
Net increase (decrease) in net assets from operations	(5,863)	9,397	(11,588)	(1,360)
Changes from principal transactions:				
Premiums	854	2,106	2,084	73
Death Benefits	(862)	(2,371)	(2,663)	(16)
Surrenders and withdrawals	(6,631)	(20,455)	(8,257)	(798)
Transfers between Divisions (including fixed account), net	(49)	76,246	(11,122)	(689)
Increase (decrease) in net assets derived from principal transactions	(6,688)	55,526	(19,958)	(1,430)
Total increase (decrease) in net assets	(12,551)	64,923	(31,546)	(2,790)
Net assets at December 31, 2011	$ 89,892	$ 297,554	$ 169,736	$ 6,655

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2011 and 2010
(Dollars in thousands)

	ING MidCap Opportunities Portfolio - Class S	ING SmallCap Opportunities Portfolio - Class S	Invesco V.I. Leisure Fund - Series I Shares	Legg Mason ClearBridge Variable Large Cap Value Portfolio - Class I
Net assets at January 1, 2010	$ 297,130	$ 59,441	$ 20,121	$ 80
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(5,807)	(1,565)	(412)	1
Total realized gain (loss) on investments				
and capital gains distributions	(994)	1,363	(2,585)	(4)
Net unrealized appreciation (depreciation)				
of investments	88,470	15,997	6,413	8
Net increase (decrease) in net assets from operations	81,669	15,795	3,416	5
Changes from principal transactions:				
Premiums	3,321	85	(48)	-
Death Benefits	(6,367)	(556)	(290)	-
Surrenders and withdrawals	(28,263)	(4,480)	(1,466)	(8)
Transfers between Divisions				
(including fixed account), net	51,967	(2,199)	(1,236)	1
Increase (decrease) in net assets derived from				
principal transactions	20,658	(7,150)	(3,040)	(7)
Total increase (decrease) in net assets	102,327	8,645	376	(2)
Net assets at December 31, 2010	399,457	68,086	20,497	78
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(9,715)	(1,600)	(414)	1
Total realized gain (loss) on investments				
and capital gains distributions	19,709	3,096	(1,800)	(2)
Net unrealized appreciation (depreciation)				
of investments	(26,696)	(2,758)	1,068	4
Net increase (decrease) in net assets from operations	(16,702)	(1,262)	(1,146)	3
Changes from principal transactions:				
Premiums	2,372	29	1	-
Death Benefits	(6,288)	(413)	(221)	-
Surrenders and withdrawals	(42,215)	(5,898)	(1,688)	(6)
Transfers between Divisions				
(including fixed account), net	16,675	(1,687)	(945)	-
Increase (decrease) in net assets derived from				
principal transactions	(29,456)	(7,969)	(2,853)	(6)
Total increase (decrease) in net assets	(46,158)	(9,231)	(3,999)	(3)
Net assets at December 31, 2011	$ 353,299	$ 58,855	$ 16,498	$ 75

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2011 and 2010
(Dollars in thousands)

	Legg Mason Global Currents Variable International All Cap Opportunity Portfolio	Legg Mason Western Asset Variable High Income Portfolio	Oppenheimer Main Street Small- & Mid-Cap Fund®/VA - Service Class	PIMCO Real Return Portfolio - Administrative Class
Net assets at January 1, 2010	$ 46	$ 78	$ 1,600	$ 11,216
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	6	(16)	22
Total realized gain (loss) on investments and capital gains distributions	(12)	(5)	(56)	116
Net unrealized appreciation (depreciation) of investments	12	9	400	623
Net increase (decrease) in net assets from operations	-	10	328	761
Changes from principal transactions:				
Premiums	-	-	39	444
Death Benefits	-	-	-	(10)
Surrenders and withdrawals	(7)	(16)	(84)	(1,382)
Transfers between Divisions (including fixed account), net	-	-	(24)	1,434
Increase (decrease) in net assets derived from principal transactions	(7)	(16)	(69)	486
Total increase (decrease) in net assets	(7)	(6)	259	1,247
Net assets at December 31, 2010	39	72	1,859	12,463
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	2	5	(16)	468
Total realized gain (loss) on investments and capital gains distributions	(1)	(1)	(56)	187
Net unrealized appreciation (depreciation) of investments	(7)	(4)	10	510
Net increase (decrease) in net assets from operations	(6)	-	(62)	1,165
Changes from principal transactions:				
Premiums	-	-	16	142
Death Benefits	-	-	(4)	(8)
Surrenders and withdrawals	(1)	(2)	(196)	(1,569)
Transfers between Divisions (including fixed account), net	1	1	(171)	790
Increase (decrease) in net assets derived from principal transactions	-	(1)	(355)	(645)
Total increase (decrease) in net assets	(6)	(1)	(417)	520
Net assets at December 31, 2011	$ 33	$ 71	$ 1,442	$ 12,983

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2011 and 2010
(Dollars in thousands)

	Pioneer Equity Income VCT Portfolio - Class II	ProFund VP Bull	ProFund VP Europe 30	ProFund VP Rising Rates Opportunity
Net assets at January 1, 2010	$ 15,029	$ 15,316	$ 10,444	$ 14,303
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	90	(365)	(85)	(278)
Total realized gain (loss) on investments and capital gains distributions	(996)	(450)	(740)	(1,552)
Net unrealized appreciation (depreciation) of investments	3,318	2,153	777	(628)
Net increase (decrease) in net assets from operations	2,412	1,338	(48)	(2,458)
Changes from principal transactions:				
Premiums	206	(1)	(1)	-
Death Benefits	(17)	(178)	(150)	(230)
Surrenders and withdrawals	(831)	(826)	(720)	(1,005)
Transfers between Divisions (including fixed account), net	(1,134)	(538)	(264)	(69)
Increase (decrease) in net assets derived from principal transactions	(1,776)	(1,543)	(1,135)	(1,304)
Total increase (decrease) in net assets	636	(205)	(1,183)	(3,762)
Net assets at December 31, 2010	15,665	15,111	9,261	10,541
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	83	(365)	(134)	(204)
Total realized gain (loss) on investments and capital gains distributions	(708)	(194)	(686)	(1,534)
Net unrealized appreciation (depreciation) of investments	1,285	240	(61)	(2,040)
Net increase (decrease) in net assets from operations	660	(319)	(881)	(3,778)
Changes from principal transactions:				
Premiums	112	3	1	1
Death Benefits	(34)	(232)	(81)	(110)
Surrenders and withdrawals	(1,648)	(1,982)	(875)	(913)
Transfers between Divisions (including fixed account), net	(17)	(568)	(476)	14
Increase (decrease) in net assets derived from principal transactions	(1,587)	(2,779)	(1,431)	(1,008)
Total increase (decrease) in net assets	(927)	(3,098)	(2,312)	(4,786)
Net assets at December 31, 2011	$ 14,738	$ 12,013	$ 6,949	$ 5,755

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2011 and 2010
(Dollars in thousands)

	Wells Fargo Advantage VT Omega Growth Fund - Class 2	Wells Fargo Advantage VT Index Asset Allocation Fund - Class 2	Wells Fargo Advantage VT Intrinsic Value Fund - Class 2	Wells Fargo Advantage VT Small Cap Growth Fund - Class 2
Net assets at January 1, 2010	$ -	$ 2,009	$ 555	$ 464
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(7)	(16)	(17)	(11)
Total realized gain (loss) on investments and capital gains distributions	6	(22)	(29)	(8)
Net unrealized appreciation (depreciation) of investments	310	241	129	112
Net increase (decrease) in net assets from operations	309	203	83	93
Changes from principal transactions:				
Premiums	(26)	-	5	-
Death Benefits	-	-	(8)	(65)
Surrenders and withdrawals	-	(35)	(53)	(40)
Transfers between Divisions (including fixed account), net	1,204	(21)	225	(16)
Increase (decrease) in net assets derived from principal transactions	1,178	(56)	169	(121)
Total increase (decrease) in net assets	1,487	147	252	(28)
Net assets at December 31, 2010	1,487	2,156	807	436
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(39)	11	(16)	(10)
Total realized gain (loss) on investments and capital gains distributions	48	(15)	(15)	1
Net unrealized appreciation (depreciation) of investments	(122)	85	(2)	(17)
Net increase (decrease) in net assets from operations	(113)	81	(33)	(26)
Changes from principal transactions:				
Premiums	-	-	-	-
Death Benefits	-	-	-	-
Surrenders and withdrawals	(126)	(116)	(52)	(39)
Transfers between Divisions (including fixed account), net	(8)	(69)	(1)	(10)
Increase (decrease) in net assets derived from principal transactions	(134)	(185)	(53)	(49)
Total increase (decrease) in net assets	(247)	(104)	(86)	(75)
Net assets at December 31, 2011	$ 1,240	$ 2,052	$ 721	$ 361

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2011 and 2010
(Dollars in thousands)

	Wells Fargo Advantage VT Total Return Bond Fund
Net assets at January 1, 2010	$ 1,080
Increase (decrease) in net assets	
Operations:	
Net investment income (loss)	10
Total realized gain (loss) on investments and capital gains distributions	34
Net unrealized appreciation (depreciation) of investments	3
Net increase (decrease) in net assets from operations	47
Changes from principal transactions:	
Premiums	-
Death Benefits	-
Surrenders and withdrawals	(69)
Transfers between Divisions (including fixed account), net	17
Increase (decrease) in net assets derived from principal transactions	(52)
Total increase (decrease) in net assets	(5)
Net assets at December 31, 2010	1,075
Increase (decrease) in net assets	
Operations:	
Net investment income (loss)	2
Total realized gain (loss) on investments and capital gains distributions	53
Net unrealized appreciation (depreciation) of investments	(3)
Net increase (decrease) in net assets from operations	52
Changes from principal transactions:	
Premiums	-
Death Benefits	(5)
Surrenders and withdrawals	(236)
Transfers between Divisions (including fixed account), net	(37)
Increase (decrease) in net assets derived from principal transactions	(278)
Total increase (decrease) in net assets	(226)
Net assets at December 31, 2011	$ 849

The accompanying notes are an integral part of these financial statements.

1.   **Organization**

ING USA Annuity and Life Insurance Company Separate Account B (the "Account") was established by ING USA Annuity and Life Insurance Company ("ING USA" or the "Company") to support the operations of variable annuity contracts ("Contracts"). The Company is an indirect, wholly owned subsidiary of ING America Insurance Holdings, Inc. ("ING AIH") an insurance holding company domiciled in the State of Delaware. ING AIH is an indirect wholly owned subsidiary of ING Groep, N.V. ("ING"), a global financial services holding company based in The Netherlands.

As part of a restructuring plan approved by the European Commission, ING has agreed to separate its banking and insurance businesses by 2013. ING intends to achieve this separation by divestment of its insurance and investment management operations, including the Company. ING has announced that it will explore all options for implementing the separation including one or more initial public offerings, sales, or a combination thereof. On November 10, 2010, ING announced that ING and its U.S. insurance affiliates, including the Company, are preparing for a base case of an initial public offering of the Company and its U.S.-based insurance and investment management affiliates.

The Account includes ING Architect Contracts, ING GoldenSelect Contracts, ING Retirement Solutions Rollover Choice Contracts and ING SmartDesign Contracts (collectively, the "Contracts"), that ceased being available to new contractowners in 2010. These Contracts were, however, still available to existing contractowners in 2011. ING GoldenSelect Contracts included Access, DVA Plus, Premium Plus, ES II, and Landmark. ING SmartDesign Contracts include Advantage, Signature Variable Annuity and Variable Annuity.

The Account also includes the following discontinued offerings:

ING GoldenSelect Contracts:
   Access One (September 2003)
   DVA and DVA Series 100 (May 2000)
   DVA 80 (May 1991)
   DVA Plus (January 2004)
   Generations (October 2008)
   Granite PrimElite (May 2001)
   Opportunities and Legends (March 2007)
   Value (June 2003)
ING Simplicity Contracts (August 2007)
ING SmartDesign Contracts:
   Variable Annuity, Advantage and Signature (April 2008)
Wells Fargo ING Contracts:
   Opportunities and Landmark (June 2006)
ING Customized Solutions Focus Contracts (September 2004)

In addition, the Account includes The Fund For Life Division, which is not included in the accompanying financial statements, and which ceased to accept new Contracts effective December 31, 1994.

The Account is registered as a unit investment trust with the Securities and Exchange Commission under the Investment Company Act of 1940, as amended. ING USA provides for variable accumulation and benefits under the Contracts by crediting annuity considerations to one or more divisions within the Account or the ING USA guaranteed interest division, the ING USA fixed interest division, and the fixed account, which are not part of the Account, as directed by the contractowners. The portion of the Account's assets applicable to Contracts will not be charged with liabilities arising out of any other business ING USA may conduct, but obligations of the Account, including the promise to make benefit payments, are obligations of ING USA. Under applicable insurance law, the assets and liabilities of the Account are clearly identified and distinguished from the other assets and liabilities of ING USA.

At December 31, 2011, the Account had 148 investment divisions (the "Divisions"), 24 of which invest in independently managed mutual fund portfolios and 124 of which invest in mutual fund portfolios managed by affiliates, either Directed Services LLC ("DSL") or ING Investments, LLC ("IIL"). The assets in each Division are invested in shares of a designated mutual fund ("Fund") of various investment trusts (the "Trusts"). Investment Divisions at December 31, 2011 and related Trusts are as follows:

BlackRock Variable Series Funds, Inc.:
    BlackRock Global Allocation V.I. Fund - Class III
Columbia Funds Variable Insurance Trust:
    Columbia Asset Allocation Fund, Variable Series -
        Class A
    Columbia Small Cap Value Fund, Variable Series -
        Class B
    Columbia Small Company Growth Fund, Variable
        Series - Class A
Columbia Funds Variable Series Trust II:
    Columbia VP Large Cap Growth Fund - Class 1**
    Columbia VP Short Duration US Government Fund -
        Class 1**
Fidelity® Variable Insurance Products:
    Fidelity® VIP Equity-Income Portfolio - Service
        Class 2
Fidelity® Variable Insurance Products II:
    Fidelity® VIP Contrafund® Portfolio - Service Class 2
Franklin Templeton Variable Insurance Products Trust:
    Franklin Small Cap Value Securities Fund - Class 2
ING Balanced Portfolio, Inc.:
    ING Balanced Portfolio - Class S
ING Intermediate Bond Portfolio:
    ING Intermediate Bond Portfolio - Class S
ING Investors Trust:
    ING American Funds Asset Allocation Portfolio
    ING American Funds Bond Portfolio
    ING American Funds Global Growth and Income
        Portfolio**
    ING American Funds Growth Portfolio
    ING American Funds International Growth and Income
        Portfolio**
    ING American Funds International Portfolio

ING Investors Trust (continued):
    ING American Funds World Allocation Portfolio -
        Service Class
    ING Artio Foreign Portfolio - Service Class
    ING Artio Foreign Portfolio - Service 2 Class
    ING BlackRock Health Sciences Opportunities
        Portfolio - Service Class
    ING BlackRock Inflation Protected Bond Portfolio -
        Service Class
    ING BlackRock Large Cap Growth Portfolio -
        Institutional Class
    ING BlackRock Large Cap Growth Portfolio -
        Service Class
    ING Clarion Global Real Estate Portfolio - Service
        Class
    ING Clarion Global Real Estate Portfolio - Service 2
        Class
    ING Clarion Real Estate Portfolio - Service Class
    ING Clarion Real Estate Portfolio - Service 2 Class
    ING DFA World Equity Portfolio - Service Class
    ING FMR^{SM} Diversified Mid Cap Portfolio - Service
        Class
    ING FMR^{SM} Diversified Mid Cap Portfolio -
        Service 2 Class
    ING Franklin Income Portfolio - Service Class
    ING Franklin Income Portfolio - Service 2 Class
    ING Franklin Mutual Shares Portfolio - Service
        Class
    ING Franklin Templeton Founding Strategy
        Portfolio - Service Class
    ING Global Resources Portfolio - Adviser Class**
    ING Global Resources Portfolio - Service Class
    ING Global Resources Portfolio - Service 2 Class

ING Investors Trust (continued):
   ING Invesco Van Kampen Growth and Income
     Portfolio - Service Class
   ING Invesco Van Kampen Growth and Income
     Portfolio - Service 2 Class
   ING JPMorgan Emerging Markets Equity Portfolio -
     Service Class
   ING JPMorgan Emerging Markets Equity Portfolio -
     Service 2 Class
   ING JPMorgan Small Cap Core Equity Portfolio -
     Service Class
   ING JPMorgan Small Cap Core Equity Portfolio -
     Service 2 Class
   ING Large Cap Growth Portfolio - Service Class
   ING Large Cap Growth Portfolio - Service 2 Class
   ING Large Cap Value Portfolio - Service Class**
   ING Limited Maturity Bond Portfolio - Service Class
   ING Liquid Assets Portfolio - Service Class
   ING Liquid Assets Portfolio - Service 2 Class
   ING Marsico Growth Portfolio - Service Class
   ING Marsico Growth Portfolio - Service 2 Class
   ING MFS Total Return Portfolio - Service Class
   ING MFS Total Return Portfolio - Service 2 Class
   ING MFS Utilities Portfolio - Service Class
   ING Morgan Stanley Global Franchise Portfolio -
     Service Class
   ING Morgan Stanley Global Franchise Portfolio -
     Service 2 Class
   ING Oppenheimer Active Allocation Portfolio -
     Service Class
   ING PIMCO High Yield Portfolio - Service Class
   ING PIMCO Total Return Bond Portfolio - Service
     Class
   ING PIMCO Total Return Bond Portfolio - Service 2
     Class
   ING Pioneer Fund Portfolio - Service Class
   ING Pioneer Mid Cap Value Portfolio - Service Class
   ING Retirement Conservative Portfolio - Adviser Class
   ING Retirement Growth Portfolio - Adviser Class
   ING Retirement Moderate Growth Portfolio - Adviser
     Class
   ING Retirement Moderate Portfolio - Adviser Class
   ING T. Rowe Price Capital Appreciation Portfolio -
     Service Class
   ING T. Rowe Price Capital Appreciation Portfolio -
     Service 2 Class
   ING T. Rowe Price Equity Income Portfolio - Service
     Class
   ING T. Rowe Price Equity Income Portfolio -
     Service 2 Class
   ING T. Rowe Price International Stock Portfolio -
     Service Class
   ING Templeton Global Growth Portfolio - Service
     Class
   ING Templeton Global Growth Portfolio - Service 2
     Class

ING Mutual Funds:
   ING Diversified International Fund - Class R
ING Partners, Inc.:
   ING American Century Small-Mid Cap Value
     Portfolio - Service Class
   ING Baron Small Cap Growth Portfolio - Service
     Class
   ING Columbia Small Cap Value II Portfolio - Service
     Class
   ING Davis New York Venture Portfolio - Service
     Class
   ING Global Bond Portfolio - Service Class
   ING Invesco Van Kampen Comstock Portfolio -
     Service Class
   ING Invesco Van Kampen Equity and Income
     Portfolio - Initial Class
   ING Invesco Van Kampen Equity and Income
     Portfolio - Service Class
   ING JPMorgan Mid Cap Value Portfolio - Service
     Class
   ING Oppenheimer Global Portfolio - Initial Class
   ING Oppenheimer Global Portfolio - Service Class
   ING PIMCO Total Return Portfolio - Service Class
   ING Solution 2015 Portfolio - Service Class
   ING Solution 2025 Portfolio - Service Class
   ING Solution 2035 Portfolio - Service Class
   ING Solution 2045 Portfolio - Service Class
   ING Solution Income Portfolio - Service Class
   ING T. Rowe Price Diversified Mid Cap Growth
     Portfolio - Service Class
   ING T. Rowe Price Growth Equity Portfolio -
     Service Class
   ING Templeton Foreign Equity Portfolio - Service
     Class
   ING Thornburg Value Portfolio - Initial Class
   ING Thornburg Value Portfolio - Service Class
   ING UBS U.S. Large Cap Equity Portfolio - Service
     Class
ING Strategic Allocation Portfolios, Inc.:
   ING Strategic Allocation Conservative Portfolio -
     Class S
   ING Strategic Allocation Growth Portfolio - Class S
   ING Strategic Allocation Moderate Portfolio -
     Class S
ING Variable Funds:
   ING Growth and Income Portfolio - Class A**
   ING Growth and Income Portfolio - Class I
   ING Growth and Income Portfolio - Class S
ING Variable Insurance Trust:
   ING GET U.S. Core Portfolio - Series 7
   ING GET U.S. Core Portfolio - Series 8
   ING GET U.S. Core Portfolio - Series 9
   ING GET U.S. Core Portfolio - Series 10
   ING GET U.S. Core Portfolio - Series 11
   ING GET U.S. Core Portfolio - Series 12
   ING GET U.S. Core Portfolio - Series 13
   ING GET U.S. Core Portfolio - Series 14

ING Variable Portfolios, Inc.:
  ING BlackRock Science and Technology Opportunities
    Portfolio - Class S
  ING Euro STOXX 50 Index Portfolio - Class A
  ING FTSE 100 Index Portfolio - Class A
  ING Hang Seng Index Portfolio - Class S
  ING Index Plus LargeCap Portfolio - Class S
  ING Index Plus MidCap Portfolio - Class S
  ING Index Plus SmallCap Portfolio - Class S
  ING International Index Portfolio - Class S
  ING Japan TOPIX Index® Portfolio - Class A
  ING Russell™ Large Cap Growth Index Portfolio -
    Class S
  ING Russell™ Large Cap Index Portfolio - Class S
  ING Russell™ Large Cap Value Index Portfolio -
    Class S
  ING Russell™ Mid Cap Growth Index Portfolio -
    Class S
  ING Russell™ Mid Cap Index Portfolio - Class S
  ING Russell™ Small Cap Index Portfolio - Class S
  ING Small Company Portfolio - Class S
  ING U.S. Bond Index Portfolio - Class S
  ING WisdomTree℠ Global High-Yielding Equity
    Index Portfolio - Class S
ING Variable Products Trust:
  ING International Value Portfolio - Class S
  ING MidCap Opportunities Portfolio - Class S
  ING SmallCap Opportunities Portfolio - Class S
Invesco Variable Insurance Funds:
  Invesco V.I. Leisure Fund - Series I Shares

Legg Mason Partners Variable Equity Trust:
  Legg Mason ClearBridge Variable Large Cap Value
    Portfolio - Class I
  Legg Mason Global Currents Variable International
    All Cap Opportunity Portfolio
Legg Mason Partners Variable Income Trust:
  Legg Mason Western Asset Variable High Income
    Portfolio
Oppenheimer Variable Account Funds:
  Oppenheimer Main Street Small- & Mid-Cap
    Fund®/VA - Service Class
PIMCO Variable Insurance Trust:
  PIMCO Real Return Portfolio - Administrative Class
Pioneer Variable Contracts Trust:
  Pioneer Equity Income VCT Portfolio - Class II
ProFunds:
  ProFund VP Bull
  ProFund VP Europe 30
  ProFund VP Rising Rates Opportunity
Wells Fargo Funds Trust:
  Wells Fargo Advantage VT Omega Growth Fund -
    Class 2*
Wells Fargo Variable Trust:
  Wells Fargo Advantage VT Index Asset Allocation
    Fund - Class 2
  Wells Fargo Advantage VT Intrinsic Value Fund -
    Class 2
  Wells Fargo Advantage VT Small Cap Growth
    Fund - Class 2
  Wells Fargo Advantage VT Total Return Bond Fund

*   Division added to the list in 2010
** Division added to the list in 2011

The names of certain Divisions were changed during 2011. The following is a summary of current and former names for those Divisions:

Current Name	Former Name
ING Investors Trust:	ING Investors Trust:
ING BlackRock Health Sciences Opportunities Portfolio - Service Class	ING Wells Fargo HealthCare Portfolio - Service Class
ING Core Growth and Income Portfolio - Service Class	ING Janus Contrarian Portfolio - Service Class
ING Core Growth and Income Portfolio - Service 2 Class	ING Janus Contrarian Portfolio - Service 2 Class
ING Invesco Van Kampen Growth and Income Portfolio - Service Class	ING Van Kampen Growth and Income Portfolio - Service Class
ING Invesco Van Kampen Growth and Income Portfolio - Service 2 Class	ING Van Kampen Growth and Income Portfolio - Service 2 Class
ING T. Rowe Price International Stock Portfolio - Service Class	ING Marsico International Opportunities Portfolio - Service Class
ING Partners, Inc.:	ING Partners, Inc.:
ING Columbia Small Cap Value II Portfolio - Service Class	ING Columbia Small Cap Value Portfolio - Service Class

Current Name	Former Name
ING Partners, Inc. (continued):	ING Partners, Inc. (continued):
ING Global Bond Portfolio - Service Class	ING Oppenheimer Global Strategic Income Portfolio - Service Class
ING Invesco Van Kampen Comstock Portfolio - Service Class	ING Van Kampen Comstock Portfolio - Service Class
ING Invesco Van Kampen Equity and Income Portfolio - Initial Class	ING Van Kampen Equity and Income Portfolio - Initial Class
ING Invesco Van Kampen Equity and Income Portfolio - Service Class	ING Van Kampen Equity and Income Portfolio - Service Class
Oppenheimer Variable Account Funds:	Oppenheimer Variable Account Funds:
Oppenheimer Main Street Small- & Mid-Cap Fund®/VA - Service Class	Oppenheimer Main Street Small Cap Fund®/VA - Service Class

The following Divisions were closed to contractowners in 2011:

Columbia Funds Variable Insurance Trust:
   Columbia Federal Securities Fund, Variable Series - Class A
   Columbia Large Cap Growth Fund, Variable Series - Class A
ING Investors Trust:
   ING American Funds Growth-Income Portfolio
   ING BlackRock Large Cap Value Portfolio - Service Class
   ING BlackRock Large Cap Value Portfolio - Service 2 Class
   ING Core Growth and Income Portfolio - Service Class
   ING Core Growth and Income Portfolio - Service 2 Class
   ING Lord Abbett Growth and Income Portfolio - Service Class
   ING Lord Abbett Growth and Income Portfolio - Service 2 Class
   ING Morgan Stanley Global Tactical Asset Allocation Portfolio - Service Class
ING Partners, Inc.:
   ING Legg Mason ClearBridge Aggressive Growth Portfolio - Service Class
ING Variable Insurance Trust:
   ING GET U.S. Core Portfolio - Series 5
   ING GET U.S. Core Portfolio - Series 6

2.   Significant Accounting Policies

The following is a summary of the significant accounting policies of the Account:

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from reported results using those estimates.

Investments

Investments are made in shares of a Division and are recorded at fair value, determined by the net asset value per share of the respective Division. Investment transactions in each Division are recorded on the trade date. Distributions of net investment income and capital gains from each Division are recognized on the ex-distribution date. Realized gains and losses on redemptions of the shares of the Division are determined on a first-in, first-out basis. The difference between cost and current market value of investments owned on the day of measurement is recorded as unrealized appreciation or depreciation of investments.

Federal Income Taxes

Operations of the Account form a part of, and are taxed with, the total operations of ING USA, which is taxed as a life insurance company under the Internal Revenue Code. Earnings and realized capital gains of the Account attributable to the contractowners are excluded in the determination of the federal income tax liability of ING USA.

Contractowner Reserves

The annuity reserves of the Account are represented by net assets on the Statements of Assets and Liabilities and are equal to the aggregate account values of the contractowners invested in the Account Divisions. To the extent that benefits to be paid to the contractowners exceed their account values, ING USA will contribute additional funds to the benefit proceeds. Conversely, if amounts allocated exceed amounts required, transfers may be made to ING USA. Prior to the annuity date, the Contracts are redeemable for the net cash surrender value of the Contracts.

Changes from Principal Transactions

Included in Changes from Principal Transactions on the Statements of Changes in Net Assets are items which relate to contractowner activity, including deposits, surrenders and withdrawals, benefits, and contract charges. Also included are transfers between the fixed account and the Divisions, transfers between Divisions, and transfers to (from) ING USA related to gains and losses resulting from actual mortality experience (the full responsibility for which is assumed by ING USA). Any net unsettled transactions as of the reporting date are included in Payable to related parties on the Statements of Assets and Liabilities.

Subsequent Events

The Account has evaluated subsequent events for recognition and disclosure through the date the financial statements as of December 31, 2011 and for the years ended December 31, 2011 and 2010, were issued.

3.   **Recently Adopted Accounting Standards**

Improving Disclosures about Fair Value Measurements

In January 2010, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2010-06, "Fair Value Measurements and Disclosure (Topic 820): Improving Disclosures about Fair Value Measurements," ("ASU 2010-06"), which requires several new disclosures, as well as clarification to existing disclosures, as follows:

- Significant transfers in and out of Level 1 and Level 2 fair value measurements and the reason for the transfers;
- Purchases, sales, issuances, and settlement, in the Level 3 fair value measurements reconciliation on a gross basis;
- Fair value measurement disclosures for each class of assets and liabilities (i.e., disaggregated); and
- Valuation techniques and inputs for both recurring and nonrecurring fair value measurements that fall in either Level 2 or Level 3 fair value measurements.

The provisions of ASU 2010-06 were adopted by the Account on January 1, 2010, except for the disclosures related to the Level 3 reconciliation, which were adopted by the Account on January 1, 2011. The Account determined, however, that there was no effect on the Account's disclosures, as the guidance is consistent with that previously applied by the Account and the Account has no Level 3 financial assets or liabilities. As the pronouncement only pertains to additional disclosure, the adoption had no effect on the Account's net assets and results of operations.

4.   **Financial Instruments**

The Account invests assets in shares of open-end mutual funds, which process orders to purchase and redeem shares on a daily basis at the fund's next computed net asset values ("NAV"). The fair value of the Account's assets is based on the NAVs of mutual funds, which are obtained from the custodian and reflect the fair values of the mutual fund investments. The NAV is calculated daily upon close of the New York Stock Exchange and is based on the fair values of the underlying securities.

The Account's financial assets are recorded at fair value on the Statements of Assets and Liabilities and are categorized as Level 1 as of December 31, 2011 and 2010, respectively, based on the priority of the inputs to the valuation technique below. The Account had no financial liabilities as of December 31, 2011.

The Account categorizes its financial instruments into a three-level hierarchy based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument.

- Level 1 - Unadjusted quoted prices for identical assets or liabilities in an active market. The Account defines an active market as a market in which transactions take place with sufficient frequency and volume to provide pricing information on an ongoing basis.
- Level 2 - Quoted prices in markets that are not active or valuation techniques that require inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:
    a) Quoted prices for similar assets or liabilities in active markets;
    b) Quoted prices for identical or similar assets or liabilities in non-active markets;
    c) Inputs other than quoted market prices that are observable; and
    d) Inputs that are derived principally from or corroborated by observable market data through correlation or other means.
- Level 3 - Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These valuations, whether derived internally or obtained from a third party, use critical assumptions that are not widely available to estimate market participant expectations in valuing the asset or liability.

5.   **Charges and Fees**

Prior to February 1, 2000, DVA Plus, Access, and Premium Plus Contracts each had three different death benefit options referred to as Standard, Annual Ratchet, and 7% Solution; however, in the state of Washington, the 5.5% Solution is offered instead of the 7% Solution. After February 1, 2000, DVA Plus, Access and Premium Plus each had four different death benefit options referred to as Standard, Annual Ratchet, 7% Solution and Max 7. In the state of Washington, the 5.5% Solution is offered instead of the 7% Solution and Max 5.5 is offered instead of Max 7 after February 1, 2000. ES II, Generations, Landmark and Opportunities contracts each have four different death benefit options referred to as Standard, Annual or Quarterly Ratchet, 7% Solution and Max 7. In the state of Washington, the 5.5% Solution is offered instead of the 7% Solution and Max 5.5 is offered instead of Max 7.   SmartDesign Advantage, SmartDesign Signature, and SmartDesign Variable Annuity contracts each have three different death benefit options referred to as Option Package I, Option Package II, and Option Package III**.** Focus has two different options referred to as Option Package I, Option Package II.

Under the terms of all Contracts, certain charges are allocated to the Contracts to cover ING USA's expenses in connection with the issuance and administration of the Contracts. Following is a summary of these charges:

Mortality and Expense Risk Charges

ING USA assumes mortality and expense risks related to the operations of the Account and, in accordance with the terms of the Contracts, deducts a daily charge from the assets of the Account.

Daily charges are deducted at annual rates of up to 2.20% of the average daily net asset value of each Division of the Account to cover these risks, as specified in the Contracts:

Series	Annual Rates
ING:	
Architect Annual Ratchet	1.30 %
Architect (pre January 2008) Max 7	1.40
Architect (post January 2008) Max 7	1.55
Architect (pre January 2008) Quarterly Ratchet	1.10
Architect (post January 2008) Quarterly Ratchet	1.25
Architect (post April 2008) Quarterly Ratchet	1.30
Architect (pre January 2008) Standard	0.85
Architect (post January 2008) Standard	1.00
Focus Variable Annuity Option I	0.60
Focus Variable Annuity Option II	0.80
Rollover Choice^SM Option I (pre August 7, 2003)	0.60
Rollover Choice^SM Option II (pre August 7, 2003)	0.80
Rollover Choice^SM Option III (pre August 7, 2003)	0.95
Rollover Choice^SM Option I (post August 7, 2003)	0.85
Rollover Choice^SM Option II (post August 7, 2003)	1.05
Rollover Choice^SM Option III (post August 7, 2003)	1.20
ING GoldenSelect:	
Access® (post January 2000) 5.5 % Solution	1.45
Access® (pre February 2000) 5.5% Solution	1.40
Access® (post 2000) 5.5% Solution	1.45
Access® (post April 2001) 5.5% Solution	1.80
Access® (post January 2000) 7% Solution	1.65
Access® (pre February 2000) 7% Solution	1.55
Access® (post 2000) 7% Solution	1.65
Access® Annual Ratchet	1.95
Access® (post April 2001) 7% Solution	2.00
Access® (post January 2000) Annual Ratchet	1.45
Access® (pre February 2000) Annual Ratchet	1.40
Access® (post 2000) Annual Ratchet	1.55
Access® (post January 2000) Max 5.5	1.55
Access® (post 2000) Max 5.5	1.60

Series	Annual Rates
ING GoldenSelect (continued):	
Access® (post April 2001) Max 5.5	1.95 %
Access® (post January 2000) Max 7	1.75
Access® (post 2000) Max 7	1.75
Access® (post April 2001) Max 7	2.20
Access® (post April 2001) Quarterly Ratchet	1.90
Access® (post April 2008) Quarterly Ratchet	1.95
Access® (post January 2000) Standard	1.65
Access® (pre February 2000) Standard	1.25
Access® (post 2000) Standard	1.30
Access® (post April 2001) Standard	1.65
Access® One	0.35
DVA	0.90
DVA 80	0.80
DVA Plus (post January 2000) 5.5% Solution	1.25
DVA Plus (pre February 2000) 5.5% Solution	1.25
DVA Plus (post 2000) 5.5% Solution	1.30
DVA Plus (post January 2000) 7% Solution	1.50
DVA Plus (pre February 2000) 7% Solution	1.40
DVA Plus (post 2000) 7% Solution	1.50
DVA Plus (post January 2000) Annual Ratchet	1.30
DVA Plus (pre February 2000) Annual Ratchet	1.25
DVA Plus (post 2000) Annual Ratchet	1.40
DVA Plus (post January 2000) Max 5.5	1.40
DVA Plus (post 2000) Max 5.5	1.45
DVA Plus (post January 2000) Max 7	1.60
DVA Plus (post 2000) Max 7	1.60
DVA Plus (post January 2000) Standard	1.15
DVA Plus (pre February 2000) Standard	1.10
DVA Plus (post 2000) Standard	1.15
DVA Series 100	1.25
ES II (pre 2001)	1.25
ES II (post 2000) 5.5% Solution	1.40
ES II (post 2000) 7% Solution	1.60
ES II (post 2000) Deferred Ratchet	1.30
ES II (post 2000) Max 5.5	1.55
ES II (post 2000) Max 7	1.80
ES II (post 2000) Quarterly Ratchet	1.50
ES II (post 2000) Standard	1.25
ES II (post 2000) Annual Ratchet	1.55
Generations-7% Solution	1.60
Generations-Deferred Ratchet	1.30
Generations-Max 7	1.80
Generations-Quarterly Ratchet	1.50
Generations-Standard	1.25

Series	Annual Rates
ING GoldenSelect (continued):	
Granite PrimElite-Annual Ratchet	1.25 %
Granite PrimElite-Standard	1.10
Landmark Annual Ratchet	1.80
Landmark 5.5% Solution	1.65
Landmark 7% Solution	1.85
Landmark-Max 5.5	1.80
Landmark-Max 7	2.05
Landmark (pre April 2008) Quarterly Ratchet	1.75
Landmark (post April 2008) Quarterly Ratchet	1.80
Landmark-Standard	1.50
Legends Max 7	2.05
Legends Quarterly Ratchet	1.75
Legends-Standard	1.50
Opportunities 5.5% Solution	1.40
Opportunities 7% Solution	1.60
Opportunities-Max 5.5	1.55
Opportunities-Max 7	1.80
Opportunities-Quarterly Ratchet	1.50
Opportunities-Standard	1.25
Premium Plus (pre February 2000) 5.5% Solution	1.40
Premium Plus (post January 2000) 5.5% Solution	1.45
Premium Plus (post 2000) 5.5% Solution	1.45
Premium Plus (pre February 2000) 7% Solution	1.55
Premium Plus (post January 2000) 7% Solution	1.65
Premium Plus (post 2000) 7% Solution	1.65
Premium Plus Annual Ratchet	1.70
Premium Plus (post 2000) Annual Ratchet	1.55
Premium Plus (post January 2000) Max 5.5	1.55
Premium Plus (post 2000) Max 5.5	1.60
Premium Plus (post January 2000) Max 7	1.95
Premium Plus (post 2000) Max 7	1.95
Premium Plus (pre February 2000) Quarterly Ratchet	1.40
Premium Plus (post January 2000) Quarterly Ratchet	1.65
Premium Plus (post April 2008) Quarterly Ratchet	1.70
Premium Plus (pre February 2000) Standard	1.25
Premium Plus (post January 2000) Standard	1.30
Premium Plus (post 2000) Standard	1.40
VA Bonus Option I	1.30
VA Bonus Option II	1.60
VA Bonus Option III	1.75
VA Option I	0.80
VA Option II	1.10
VA Option III	1.25
Value-Standard	0.75

Series	Annual Rates
ING SmartDesign:	
Advantage Option I	1.50 %
Advantage Option II	1.70
Advantage Option III	1.85
Signature Option I	1.10
Signature Option II	1.30
Signature Option III	1.45
Simplicity Variable Annuity Years 1-10	2.00
Simplicity Variable Annuity Years 11+	1.25
Variable Annuity Option I	0.80
Variable Annuity Option II	1.10
Variable Annuity Option III	1.25
Wells Fargo ING:	
Landmark-Max 7	2.05
Landmark-Quarterly Ratchet	1.75
Landmark-Standard	1.50
Opportunities-Max 7	1.80
Opportunities-Quarterly Ratchet	1.50
Opportunities-Standard	1.25

Asset Based Administrative Charges

A daily charge to cover administrative expenses of the Account at an annual rate of 0.10% is deducted from assets attributable to DVA and DVA Series 100 Contracts. A daily charge at an annual rate of 0.15% is deducted from the assets attributable to the Access, Access One, Advantage, Architect, DVA Plus, ES II, Focus VA, Generations, Granite PrimElite, Landmark, Legends, Premium Plus, Rollover Choice, Signature, Opportunities Contracts, Variable Annuity, and Value.

Contract Maintenance Charges

An annual Contract fee may be deducted from the accumulation value of Contracts to cover ongoing administrative expenses, as specified in the Contracts. The charge is $30 per Contract year for Generations, Opportunities, Landmark, Focus VA, Signature, Legends, SmartDesign, Simplicity, ES II, Value, Variable Annuity, Advantage, and Rollover Choice Contracts. For DVA Series 100 and Access One Contracts there is no charge. For all other Contracts, the charge is $40. The charge is incurred at the beginning of the Contract processing period and deducted at the end of the Contract processing period. This charge had been waived for certain offerings of the Contracts.

Contingent Deferred Sales Charges

Under DVA 80, DVA, DVA Plus, Premium Plus, ES II, Value, Granite PrimElite, Generations, Opportunities, Architect, Focus VA, Signature, Legends, Simplicity, Landmark, VA, Advantage, and Rollover Choice Contracts, a contingent deferred sales charge ("Surrender Charge") is imposed as a percentage of each premium payment if the Contract is surrendered or an excess partial withdrawal is taken, as specified in the Contract. The following table reflects the Surrender Charge that is assessed based upon the date a premium payment is received:

Complete Years Elapsed Since Premium Payment	DVA 80 & DVA	Granite PrimElite & DVA Plus	Premium Plus	Opportunities, ES II & Generations	Value	Architect
0	6 %	7 %	8 %	8 %	6 %	8 %
1	5	7	8	7	6	7
2	4	6	8	6	6	6
3	3	5	8	5	5	5
4	2	4	7	4	4	4
5	1	3	6	3	3	3
6	-	1	5	2	1	2
7	-	-	3	1	-	-
8	-	-	1	-	-	-
9+	-	-	-	-	-	-

Complete Years Elapsed Since Premium Payment	Advantage	Landmark & Legends	Signature & VA	Rollover Choice	Focus VA	Simplicity
0	6 %	6 %	7 %	6 %	3 %	6 %
1	5	5	7	6	2	6
2	4	4	6	5	1	5
3	-	3	6	4	-	4
4	-	-	5	3	-	3
5	-	-	4	2	-	-
6	-	-	3	1	-	-
7	-	-	-	-	-	-
8	-	-	-	-	-	-
9+	-	-	-	-	-	-

Withdrawal and Distribution Charges

Under DVA 80, DVA, and DVA Series 100 Contracts, a charge is deducted from the accumulation value for contractowners taking more than one conventional partial withdrawal during a Contract year. For DVA 80 and DVA Contracts, annual distribution fees are deducted from the Contracts' accumulation values.

Deferred Sales Load

Under Contracts offered prior to October 1995, a sales load of up to 7.50% was assessed against each premium payment for sales-related expenses, as specified in the Contracts. For DVA Series 100, the sales load is deducted in equal annual installments over the period the Contract is in force, not to exceed 10 years. For DVA 80 and DVA Contracts, although the sales load is chargeable to each premium when ING USA receives it, the amount of such charge is initially advanced by ING USA to contractowners and included in the accumulation value, and then deducted in equal installments on each Contract anniversary date over a period of six years. Upon surrender of the Contract, the unamortized deferred sales load is deducted from the accumulation value. In addition, when partial withdrawal limits are exceeded, a portion of the unamortized deferred sales load is deducted.

Premium Taxes

For certain Contracts, premium taxes are deducted, where applicable, from the accumulation value of each Contract. The amount and timing of the deduction depends on the contractowner's state of residence and currently ranges up to 4.00% of premiums.

Other Contract Charges

For certain Contracts, an additional annual charge of 0.50% is deducted daily from the accumulation value for amounts invested in the ING GET U.S. Core Portfolio Funds.

Certain Contacts contain optional riders that are available for an additional charge, such as minimum guaranteed income benefits and minimum guaranteed withdrawal benefits. The amounts charged for these optional benefits vary based on a number of factors and are defined in the Contracts.

Fees Waived by ING USA

Certain charges and fees for various types of Contracts are currently waived by ING USA. ING USA reserves the right to discontinue these waivers at its discretion or to conform with changes in the law.

6.   **Related Party Transactions**

During the year ended December 31, 2011, management and service fees were paid indirectly to DSL, an affiliate of the Company, in its capacity as investment manager to the ING Investors Trust and ING Partners, Inc. The Trust's advisory agreement provided for a fee at annual rates up to 1.25% of the average net assets of each respective Fund.

In addition, management and service fees were paid to IIL, an affiliate of the Company, in its capacity as investment adviser to the ING Balanced Portfolio, Inc., ING Intermediate Bond Portfolio, ING Mutual Funds, ING Strategic Allocation Portfolio, Inc., ING Variable Funds, ING Variable Insurance Trust, ING Variable Portfolios, Inc., and ING Variable Products Trust. The Trusts' advisory agreement provided for fees at annual rates up to 0.98% of the average net assets of each respective Fund.

7. Purchases and Sales of Investment Securities

The aggregate cost of purchases and proceeds from sales of investments follow:

| | Year Ended December 31 | | | |
| | 2011 | | 2010 | |
	Purchases	Sales	Purchases	Sales
	(Dollars in thousands)			
BlackRock Variable Series Funds, Inc.:				
BlackRock Global Allocation V.I. Fund - Class III	$ 240,217	$ 220,295	$ 336,656	$ 238,768
Columbia Funds Variable Insurance Trust:				
Columbia Asset Allocation Fund, Variable Series - Class A	8	22	8	42
Columbia Federal Securities Fund, Variable Series - Class A	1	19	1	4
Columbia Large Cap Growth Fund, Variable Series - Class A	2	396	2	24
Columbia Small Cap Value Fund, Variable Series - Class B	17,739	21,293	1,850	24,142
Columbia Small Company Growth Fund, Variable Series - Class A	-	6	-	12
Columbia Funds Variable Series Trust II:				
Columbia VP Large Cap Growth Fund - Class 1	370	53	-	-
Columbia VP Short Duration US Government Fund - Class 1	19	15	-	-
Fidelity® Variable Insurance Products:				
Fidelity® VIP Equity-Income Portfolio - Service Class 2	3,751	25,738	3,311	26,851
Fidelity® Variable Insurance Products II:				
Fidelity® VIP Contrafund® Portfolio - Service Class 2	6,348	114,617	10,290	121,488
Franklin Templeton Variable Insurance Products Trust:				
Franklin Small Cap Value Securities Fund - Class 2	319	2,203	806	1,714
ING Balanced Portfolio, Inc.:				
ING Balanced Portfolio - Class S	174	1,229	472	1,379
ING Intermediate Bond Portfolio:				
ING Intermediate Bond Portfolio - Class S	227,354	300,129	179,655	224,263
ING Investors Trust:				
ING American Funds Asset Allocation Portfolio	21,493	30,728	36,251	22,462
ING American Funds Bond Portfolio	65,618	113,709	133,449	135,934
ING American Funds Global Growth and Income Portfolio	9,098	1,813	-	-
ING American Funds Growth Portfolio	30,651	350,966	86,704	241,267
ING American Funds Growth-Income Portfolio	12,226	1,393,840	30,801	148,246
ING American Funds International Growth and Income Portfolio	6,329	1,322	-	-
ING American Funds International Portfolio	35,520	217,151	73,499	167,325
ING American Funds World Allocation Portfolio - Service Class	86,571	61,146	79,668	12,458
ING Artio Foreign Portfolio - Service Class	18,902	89,032	16,685	105,911
ING Artio Foreign Portfolio - Service 2 Class	1,194	5,833	1,072	5,213
ING BlackRock Health Sciences Opportunities Portfolio - Service Class	50,472	47,329	16,769	39,415
ING BlackRock Inflation Protected Bond Portfolio - Service Class	286,223	53,093	199,057	107,381
ING BlackRock Large Cap Growth Portfolio - Institutional Class	1	18	1	16
ING BlackRock Large Cap Growth Portfolio - Service Class	54,476	41,419	30,108	42,708
ING BlackRock Large Cap Value Portfolio - Service Class	795	24,908	487	3,432
ING BlackRock Large Cap Value Portfolio - Service 2 Class	66	2,134	32	319
ING Clarion Global Real Estate Portfolio - Service Class	5,381	22,050	13,181	23,951
ING Clarion Global Real Estate Portfolio - Service 2 Class	72	348	194	354
ING Clarion Real Estate Portfolio - Service Class	3,965	57,854	10,667	62,457
ING Clarion Real Estate Portfolio - Service 2 Class	241	2,670	646	2,616
ING Core Growth and Income Portfolio - Service Class	8,348	409,698	2,173	80,106

	Year Ended December 31			
	2011		**2010**	
	Purchases	**Sales**	**Purchases**	**Sales**
	(Dollars in thousands)			
ING Investors Trust (continued):				
ING Core Growth and Income Portfolio - Service 2 Class	$ 476	$ 20,998	$ 125	$ 2,309
ING DFA World Equity Portfolio - Service Class	23,476	67,788	55,813	24,358
ING FMR^{SM} Diversified Mid Cap Portfolio - Service Class	16,230	185,473	45,972	127,349
ING FMR^{SM} Diversified Mid Cap Portfolio - Service 2 Class	670	4,566	475	4,138
ING Franklin Income Portfolio - Service Class	77,911	54,520	61,310	74,356
ING Franklin Income Portfolio - Service 2 Class	2,039	1,720	2,603	2,032
ING Franklin Mutual Shares Portfolio - Service Class	11,196	25,961	17,152	24,066
ING Franklin Templeton Founding Strategy Portfolio - Service Class	30,204	111,314	29,796	85,765
ING Global Resources Portfolio - Adviser Class	134,957	31,210	-	-
ING Global Resources Portfolio - Service Class	7,560	117,167	8,743	157,847
ING Global Resources Portfolio - Service 2 Class	262	3,342	356	3,577
ING Invesco Van Kampen Growth and Income Portfolio - Service Class	29,285	92,279	13,585	86,736
ING Invesco Van Kampen Growth and Income Portfolio - Service 2 Class	1,597	8,001	625	5,186
ING JPMorgan Emerging Markets Equity Portfolio - Service Class	58,855	81,049	39,368	149,025
ING JPMorgan Emerging Markets Equity Portfolio - Service 2 Class	1,444	4,117	2,025	3,978
ING JPMorgan Small Cap Core Equity Portfolio - Service Class	56,102	87,614	98,052	40,358
ING JPMorgan Small Cap Core Equity Portfolio - Service 2 Class	240	6,311	84	4,171
ING Large Cap Growth Portfolio - Service Class	156,886	48,801	51,026	36,274
ING Large Cap Growth Portfolio - Service 2 Class	56	122	4	105
ING Large Cap Value Portfolio - Service Class	80,157	15,329	-	-
ING Limited Maturity Bond Portfolio - Service Class	2,701	20,154	4,418	22,839
ING Liquid Assets Portfolio - Service Class	583,184	652,519	380,662	812,090
ING Liquid Assets Portfolio - Service 2 Class	13,475	17,173	6,838	16,131
ING Lord Abbett Growth and Income Portfolio - Service Class	-	57,824	470	10,216
ING Lord Abbett Growth and Income Portfolio - Service 2 Class	-	2,183	16	184
ING Marsico Growth Portfolio - Service Class	37,177	113,811	36,278	74,347
ING Marsico Growth Portfolio - Service 2 Class	374	2,469	419	2,238
ING MFS Total Return Portfolio - Service Class	31,169	133,776	28,352	149,783
ING MFS Total Return Portfolio - Service 2 Class	1,527	4,747	685	3,468
ING MFS Utilities Portfolio - Service Class	79,470	58,431	31,484	57,777
ING Morgan Stanley Global Franchise Portfolio - Service Class	70,975	84,363	57,414	38,991
ING Morgan Stanley Global Franchise Portfolio - Service 2 Class	1,814	9,806	1,152	6,944
ING Morgan Stanley Global Tactical Asset Allocation Portfolio - Service Class	5,883	69,219	32,673	8,548
ING Oppenheimer Active Allocation Portfolio - Service Class	16,763	23,580	37,604	4,463
ING PIMCO High Yield Portfolio - Service Class	137,739	136,002	161,364	67,143
ING PIMCO Total Return Bond Portfolio - Service Class	800,649	838,354	780,532	765,549
ING PIMCO Total Return Bond Portfolio - Service 2 Class	12,455	16,521	13,948	14,656
ING Pioneer Fund Portfolio - Service Class	4,470	10,897	7,791	8,787
ING Pioneer Mid Cap Value Portfolio - Service Class	12,422	91,718	19,006	96,305
ING Retirement Conservative Portfolio - Adviser Class	202,363	130,998	142,899	107,712
ING Retirement Growth Portfolio - Adviser Class	44,320	460,453	29,935	421,712
ING Retirement Moderate Growth Portfolio - Adviser Class	44,630	344,362	53,836	284,058
ING Retirement Moderate Portfolio - Adviser Class	49,187	204,939	26,984	192,353

| | Year Ended December 31 | | | |
| | 2011 | | 2010 | |
	Purchases	Sales	Purchases	Sales
	(Dollars in thousands)			
ING Investors Trust (continued):				
ING T. Rowe Price Capital Appreciation Portfolio - Service Class	$ 150,494	$ 443,194	$ 121,525	$ 286,710
ING T. Rowe Price Capital Appreciation Portfolio - Service 2 Class	2,164	13,453	2,724	12,038
ING T. Rowe Price Equity Income Portfolio - Service Class	76,892	97,433	54,481	100,091
ING T. Rowe Price Equity Income Portfolio - Service 2 Class	3,053	2,964	1,287	2,621
ING T. Rowe Price International Stock Portfolio - Service Class	7,807	19,085	3,736	31,024
ING Templeton Global Growth Portfolio - Service Class	24,812	63,112	14,563	43,222
ING Templeton Global Growth Portfolio - Service 2 Class	249	792	442	654
ING Mutual Funds:				
ING Diversified International Fund - Class R	1	28	1	39
ING Partners, Inc.:				
ING American Century Small-Mid Cap Value Portfolio - Service Class	288	1,204	751	248
ING Baron Small Cap Growth Portfolio - Service Class	100,461	110,755	49,632	66,326
ING Columbia Small Cap Value II Portfolio - Service Class	1,769	24,046	2,340	36,432
ING Davis New York Venture Portfolio - Service Class	10,115	43,981	25,340	30,528
ING Global Bond Portfolio - Service Class	2,160	2,529	2,044	1,964
ING Invesco Van Kampen Comstock Portfolio - Service Class	29,826	40,388	33,188	30,298
ING Invesco Van Kampen Equity and Income Portfolio - Initial Class	37	497	39	531
ING Invesco Van Kampen Equity and Income Portfolio - Service Class	14,842	42,722	21,212	22,182
ING JPMorgan Mid Cap Value Portfolio - Service Class	51,568	47,605	69,864	35,406
ING Legg Mason ClearBridge Aggressive Growth Portfolio - Service Class	23,190	97,738	804	13,669
ING Oppenheimer Global Portfolio - Initial Class	94	1,496	117	1,633
ING Oppenheimer Global Portfolio - Service Class	16,747	12,373	2,797	18,256
ING PIMCO Total Return Portfolio - Service Class	443	1,906	347	2,424
ING Solution 2015 Portfolio - Service Class	762	2,932	650	1,275
ING Solution 2025 Portfolio - Service Class	1,178	2,355	1,110	1,467
ING Solution 2035 Portfolio - Service Class	605	1,284	912	2,098
ING Solution 2045 Portfolio - Service Class	50	121	30	313
ING Solution Income Portfolio - Service Class	294	798	428	944
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class	237	2,291	1,223	1,155
ING T. Rowe Price Growth Equity Portfolio - Service Class	34,453	35,144	30,918	33,010
ING Templeton Foreign Equity Portfolio - Service Class	36,340	71,369	78,183	70,995
ING Thornburg Value Portfolio - Initial Class	12	364	23	243
ING Thornburg Value Portfolio - Service Class	115	994	1,175	1,298
ING UBS U.S. Large Cap Equity Portfolio - Service Class	85	945	143	1,121
ING Strategic Allocation Portfolios, Inc.:				
ING Strategic Allocation Conservative Portfolio - Class S	62	201	141	131
ING Strategic Allocation Growth Portfolio - Class S	25	143	22	59
ING Strategic Allocation Moderate Portfolio - Class S	301	74	185	117
ING Variable Funds:				
ING Growth and Income Portfolio - Class A	1,399,713	172,172	-	-
ING Growth and Income Portfolio - Class I	1	36	1	9
ING Growth and Income Portfolio - Class S	360,744	80,644	14,090	71,074

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

	Year Ended December 31			
	2011		**2010**	
	Purchases	**Sales**	**Purchases**	**Sales**
	(Dollars in thousands)			
ING Variable Insurance Trust:				
ING GET U.S. Core Portfolio - Series 5	$ 285	$ 11,280	$ 281	$ 3,271
ING GET U.S. Core Portfolio - Series 6	301	10,670	270	3,968
ING GET U.S. Core Portfolio - Series 7	202	2,118	193	3,213
ING GET U.S. Core Portfolio - Series 8	51	1,481	108	1,556
ING GET U.S. Core Portfolio - Series 9	68	1,296	95	1,285
ING GET U.S. Core Portfolio - Series 10	64	984	129	1,062
ING GET U.S. Core Portfolio - Series 11	104	901	130	1,112
ING GET U.S. Core Portfolio - Series 12	49	165	62	394
ING GET U.S. Core Portfolio - Series 13	245	3,954	381	3,916
ING GET U.S. Core Portfolio - Series 14	1,158	8,281	1,581	11,915
ING Variable Portfolios, Inc.:				
ING BlackRock Science and Technology Opportunities Portfolio - Class S	52,715	90,841	72,218	68,468
ING Euro STOXX 50 Index Portfolio - Class A	17,583	15,784	8,349	4,205
ING FTSE 100 Index Portfolio - Class A	21,349	20,921	6,745	4,255
ING Hang Seng Index Portfolio - Class S	11,935	36,334	56,600	20,253
ING Index Plus LargeCap Portfolio - Class S	2,382	35,743	3,220	33,573
ING Index Plus MidCap Portfolio - Class S	1,038	23,318	1,234	21,118
ING Index Plus SmallCap Portfolio - Class S	867	16,062	668	14,032
ING International Index Portfolio - Class S	9,121	26,781	35,228	39,528
ING Japan TOPIX Index® Portfolio - Class A	15,063	11,881	10,858	3,373
ING Russell™ Large Cap Growth Index Portfolio - Class S	45,421	45,307	10,081	24,425
ING Russell™ Large Cap Index Portfolio - Class S	44,668	104,085	28,078	71,766
ING Russell™ Large Cap Value Index Portfolio - Class S	20,576	16,361	20,947	8,674
ING Russell™ Mid Cap Growth Index Portfolio - Class S	28,241	75,515	44,965	51,710
ING Russell™ Mid Cap Index Portfolio - Class S	52,495	65,244	57,905	42,548
ING Russell™ Small Cap Index Portfolio - Class S	57,535	86,638	97,799	66,153
ING Small Company Portfolio - Class S	27,289	36,199	63,700	55,373
ING U.S. Bond Index Portfolio - Class S	155,570	97,383	86,597	114,221
ING WisdomTree℠ Global High-Yielding Equity Index Portfolio - Class S	19,354	38,379	26,171	40,211
ING Variable Products Trust:				
ING International Value Portfolio - Class S	263	1,630	574	1,849
ING MidCap Opportunities Portfolio - Class S	92,879	132,041	66,263	51,410
ING SmallCap Opportunities Portfolio - Class S	270	9,836	279	8,995
Invesco Variable Insurance Funds:				
Invesco V.I. Leisure Fund - Series I Shares	101	3,368	144	3,595
Legg Mason Partners Variable Equity Trust:				
Legg Mason ClearBridge Variable Large Cap Value Portfolio - Class I	2	8	3	9
Legg Mason Global Currents Variable International All Cap Opportunity Portfolio	3	2	1	8
Legg Mason Partners Variable Income Trust:				
Legg Mason Western Asset Variable High Income Portfolio	6	2	7	17
Oppenheimer Variable Account Funds:				
Oppenheimer Main Street Small- & Mid-Cap Fund®/VA - Service Class	49	419	128	214

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

	Year Ended December 31			
	2011		2010	
	Purchases	Sales	Purchases	Sales
	(Dollars in thousands)			
PIMCO Variable Insurance Trust:				
PIMCO Real Return Portfolio - Administrative Class	$ 2,900	$ 3,078	$ 3,265	$ 2,647
Pioneer Variable Contracts Trust:				
Pioneer Equity Income VCT Portfolio - Class II	865	2,369	658	2,343
ProFunds:				
ProFund VP Bull	219	3,148	30	1,939
ProFund VP Europe 30	125	1,692	266	1,485
ProFund VP Rising Rates Opportunity	371	1,584	565	2,147
Wells Fargo Funds Trust:				
Wells Fargo Advantage VT Omega Growth Fund - Class 2	20	181	1,236	65
Wells Fargo Variable Trust:				
Wells Fargo Advantage VT Index Asset Allocation Fund - Class 2	66	239	40	112
Wells Fargo Advantage VT Intrinsic Value Fund - Class 2	4	74	232	81
Wells Fargo Advantage VT Small Cap Growth Fund - Class 2	2	61	1	132
Wells Fargo Advantage VT Total Return Bond Fund	69	307	110	124

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

8.   Changes in Units

The changes in units outstanding for the years ended December 31, 2011 and 2010 are shown in the following table.

| | Year Ended December 31 | | | | | |
| | 2011 | | | 2010 | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
BlackRock Variable Series Funds, Inc.:						
BlackRock Global Allocation V.I. Fund - Class III	34,124,070	35,162,633	(1,038,563)	53,684,862	43,823,307	9,861,555
Columbia Funds Variable Insurance Trust:						
Columbia Asset Allocation Fund, Variable Series - Class A	4	1,118	(1,114)	1,780	4,414	(2,634)
Columbia Federal Securities Fund, Variable Series - Class A	388	1,921	(1,533)	-	308	(308)
Columbia Large Cap Growth Fund, Variable Series - Class A	-	30,755	(30,755)	3,610	5,478	(1,868)
Columbia Small Cap Value Fund, Variable Series - Class B	660,550	1,573,933	(913,383)	99,816	1,302,578	(1,202,762)
Columbia Small Company Growth Fund, Variable Series - Class A	-	321	(321)	-	712	(712)
Columbia Funds Variable Series Trust II:						
Columbia VP Large Cap Growth Fund - Class 1	56,308	14,839	41,469	-	-	-
Columbia VP Short Duration US Government Fund - Class 1	2,306	1,907	399	-	-	-
Fidelity® Variable Insurance Products:						
Fidelity® VIP Equity-Income Portfolio - Service Class 2	1,185,076	3,260,043	(2,074,967)	567,631	2,939,961	(2,372,330)
Fidelity® Variable Insurance Products II:						
Fidelity® VIP Contrafund® Portfolio - Service Class 2	2,033,498	9,345,908	(7,312,410)	1,463,843	10,181,247	(8,717,404)
Franklin Templeton Variable Insurance Products Trust:						
Franklin Small Cap Value Securities Fund - Class 2	21,094	123,046	(101,952)	63,457	115,023	(51,566)
ING Balanced Portfolio, Inc.:						
ING Balanced Portfolio - Class S	57,999	160,824	(102,825)	49,514	141,262	(91,748)
ING Intermediate Bond Portfolio:						
ING Intermediate Bond Portfolio - Class S	34,427,145	42,580,885	(8,153,740)	31,368,881	38,199,740	(6,830,859)
ING Investors Trust:						
ING American Funds Asset Allocation Portfolio	4,727,342	5,588,550	(861,208)	7,465,694	5,907,790	1,557,904
ING American Funds Bond Portfolio	12,484,675	17,829,707	(5,345,032)	21,499,629	21,999,230	(499,601)
ING American Funds Global Growth and Income Portfolio	1,100,518	366,357	734,161	-	-	-
ING American Funds Growth Portfolio	13,444,808	35,072,503	(21,627,695)	22,064,340	32,119,782	(10,055,442)

128

	Year Ended December 31					
	2011			2010		
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
ING Investors Trust (continued):						
ING American Funds Growth-Income Portfolio	472,610	118,186,176	(117,713,566)	10,476,157	20,310,133	(9,833,976)
ING American Funds International Growth and Income Portfolio	732,161	221,147	511,014	-	-	-
ING American Funds International Portfolio	5,614,495	16,690,020	(11,075,525)	12,780,203	18,282,129	(5,501,926)
ING American Funds World Allocation Portfolio - Service Class	7,773,280	6,387,255	1,386,025	7,842,040	2,761,948	5,080,092
ING Artio Foreign Portfolio - Service Class	3,940,000	9,375,319	(5,435,319)	4,194,759	10,673,590	(6,478,831)
ING Artio Foreign Portfolio - Service 2 Class	118,038	441,972	(323,934)	116,905	358,970	(242,065)
ING BlackRock Health Sciences Opportunities Portfolio - Service Class	7,460,244	7,163,736	296,508	3,551,121	5,499,236	(1,948,115)
ING BlackRock Inflation Protected Bond Portfolio - Service Class	34,212,058	15,682,140	18,529,918	26,104,680	17,906,824	8,197,856
ING BlackRock Large Cap Growth Portfolio - Institutional Class	-	1,856	(1,856)	-	1,634	(1,634)
ING BlackRock Large Cap Growth Portfolio - Service Class	8,009,399	6,981,483	1,027,916	4,819,818	6,034,708	(1,214,890)
ING BlackRock Large Cap Value Portfolio - Service Class	45	2,249,980	(2,249,935)	59,362	341,909	(282,547)
ING BlackRock Large Cap Value Portfolio - Service 2 Class	-	174,126	(174,126)	1,261	24,808	(23,547)
ING Clarion Global Real Estate Portfolio - Service Class	696,927	2,498,930	(1,802,003)	550,781	2,769,867	(2,219,086)
ING Clarion Global Real Estate Portfolio - Service 2 Class	2,335	31,785	(29,450)	4,677	37,635	(32,958)
ING Clarion Real Estate Portfolio - Service Class	632,166	1,622,083	(989,917)	128,120	1,513,887	(1,385,767)
ING Clarion Real Estate Portfolio - Service 2 Class	9,601	122,194	(112,593)	5,596	140,650	(135,054)
ING Core Growth and Income Portfolio - Service Class	3,252,530	38,182,188	(34,929,658)	808,750	6,836,086	(6,027,336)
ING Core Growth and Income Portfolio - Service 2 Class	47,715	1,379,676	(1,331,961)	17,487	126,796	(109,309)
ING DFA World Equity Portfolio - Service Class	4,547,336	10,021,213	(5,473,877)	9,644,054	5,788,587	3,855,467
ING FMR^{SM} Diversified Mid Cap Portfolio - Service Class	6,787,931	16,476,640	(9,688,709)	9,134,959	14,298,104	(5,163,145)
ING FMR^{SM} Diversified Mid Cap Portfolio - Service 2 Class	76,359	242,344	(165,985)	75,879	250,592	(174,713)
ING Franklin Income Portfolio - Service Class	12,519,380	12,159,848	359,532	11,372,900	14,115,116	(2,742,216)
ING Franklin Income Portfolio - Service 2 Class	244,296	246,338	(2,042)	284,891	261,085	23,806
ING Franklin Mutual Shares Portfolio - Service Class	2,583,825	4,405,289	(1,821,464)	4,237,549	4,737,191	(499,642)
ING Franklin Templeton Founding Strategy Portfolio - Service Class	5,549,303	15,763,799	(10,214,496)	6,089,821	14,182,181	(8,092,360)

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

	Year Ended December 31					
	2011			**2010**		
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
ING Investors Trust (continued):						
ING Global Resources Portfolio - Adviser Class	16,351,503	6,388,268	9,963,235	-	-	-
ING Global Resources Portfolio - Service Class	1,392,195	4,061,767	(2,669,572)	493,922	5,150,411	(4,656,489)
ING Global Resources Portfolio - Service 2 Class	11,957	113,850	(101,893)	8,360	139,830	(131,470)
ING Invesco Van Kampen Growth and Income Portfolio - Service Class	2,963,555	5,343,808	(2,380,253)	2,013,383	4,731,661	(2,718,278)
ING Invesco Van Kampen Growth and Income Portfolio - Service 2 Class	262,920	684,494	(421,574)	96,883	385,212	(288,329)
ING JPMorgan Emerging Markets Equity Portfolio - Service Class	6,217,031	8,018,719	(1,801,688)	1,060,173	7,800,475	(6,740,302)
ING JPMorgan Emerging Markets Equity Portfolio - Service 2 Class	14,127	125,729	(111,602)	6,390	126,440	(120,050)
ING JPMorgan Small Cap Core Equity Portfolio - Service Class	7,505,923	9,179,828	(1,673,905)	9,990,759	5,721,820	4,268,939
ING JPMorgan Small Cap Core Equity Portfolio - Service 2 Class	17,700	332,843	(315,143)	11,074	249,315	(238,241)
ING Large Cap Growth Portfolio - Service Class	13,298,580	6,315,795	6,982,785	6,638,791	5,384,089	1,254,702
ING Large Cap Growth Portfolio - Service 2 Class	2	7,854	(7,852)	423	7,635	(7,212)
ING Large Cap Value Portfolio - Service Class	8,875,823	2,412,936	6,462,887	-	-	-
ING Limited Maturity Bond Portfolio - Service Class	3,363,708	4,215,004	(851,296)	157,542	1,085,915	(928,373)
ING Liquid Assets Portfolio - Service Class	106,924,585	110,207,357	(3,282,772)	66,660,459	93,629,206	(26,968,747)
ING Liquid Assets Portfolio - Service 2 Class	2,501,772	2,833,831	(332,059)	1,220,557	2,075,278	(854,721)
ING Lord Abbett Growth and Income Portfolio - Service Class	5,020	4,937,854	(4,932,834)	102,091	975,275	(873,184)
ING Lord Abbett Growth and Income Portfolio - Service 2 Class	1	168,767	(168,766)	1,035	13,498	(12,463)
ING Marsico Growth Portfolio - Service Class	6,732,807	11,065,297	(4,332,490)	5,236,359	7,672,902	(2,436,543)
ING Marsico Growth Portfolio - Service 2 Class	78,501	201,745	(123,244)	60,251	185,209	(124,958)
ING MFS Total Return Portfolio - Service Class	5,316,698	9,655,946	(4,339,248)	3,515,688	8,314,583	(4,798,895)
ING MFS Total Return Portfolio - Service 2 Class	92,292	357,617	(265,325)	62,024	257,951	(195,927)
ING MFS Utilities Portfolio - Service Class	8,616,871	7,866,999	749,872	5,251,264	7,270,739	(2,019,475)
ING Morgan Stanley Global Franchise Portfolio - Service Class	7,227,628	8,108,666	(881,038)	6,130,806	4,848,116	1,282,690
ING Morgan Stanley Global Franchise Portfolio - Service 2 Class	84,986	540,415	(455,429)	148,253	460,238	(311,985)
ING Morgan Stanley Global Tactical Asset Allocation Portfolio - Service Class	107,477	6,602,966	(6,495,489)	4,208,845	1,991,400	2,217,445
ING Oppenheimer Active Allocation Portfolio - Service Class	1,891,811	2,399,221	(507,410)	3,681,411	858,634	2,822,777
ING PIMCO High Yield Portfolio - Service Class	19,435,436	21,207,620	(1,772,184)	13,844,182	9,021,750	4,822,432

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

| | **Year Ended December 31** | | | | | |
| | **2011** | | | **2010** | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
ING Investors Trust (continued):						
ING PIMCO Total Return Bond Portfolio - Service Class	69,844,353	81,688,089	(11,843,736)	71,688,144	81,816,807	(10,128,663)
ING PIMCO Total Return Bond Portfolio - Service 2 Class	846,948	1,423,623	(576,675)	977,870	1,321,593	(343,723)
ING Pioneer Fund Portfolio - Service Class	1,028,461	1,576,598	(548,137)	1,085,630	1,189,840	(104,210)
ING Pioneer Mid Cap Value Portfolio - Service Class	4,357,601	11,024,593	(6,666,992)	4,665,841	11,639,451	(6,973,610)
ING Retirement Conservative Portfolio - Adviser Class	32,251,365	24,732,660	7,518,705	27,610,889	22,349,950	5,260,939
ING Retirement Growth Portfolio - Adviser Class	17,148,549	53,786,812	(36,638,263)	23,269,699	58,460,607	(35,190,908)
ING Retirement Moderate Growth Portfolio - Adviser Class	15,767,610	42,328,101	(26,560,491)	22,502,254	42,025,734	(19,523,480)
ING Retirement Moderate Portfolio - Adviser Class	15,738,761	29,715,320	(13,976,559)	18,133,081	32,507,301	(14,374,220)
ING T. Rowe Price Capital Appreciation Portfolio - Service Class	12,261,275	21,187,562	(8,926,287)	12,323,781	14,870,617	(2,546,836)
ING T. Rowe Price Capital Appreciation Portfolio - Service 2 Class	128,637	783,171	(654,534)	196,903	813,416	(616,513)
ING T. Rowe Price Equity Income Portfolio - Service Class	6,990,667	7,645,411	(654,744)	4,938,287	6,778,123	(1,839,836)
ING T. Rowe Price Equity Income Portfolio - Service 2 Class	243,097	235,821	7,276	104,057	210,976	(106,919)
ING T. Rowe Price International Stock Portfolio - Service Class	1,529,730	2,603,630	(1,073,900)	416,206	2,709,114	(2,292,908)
ING Templeton Global Growth Portfolio - Service Class	2,825,113	4,803,716	(1,978,603)	1,880,781	3,378,206	(1,497,425)
ING Templeton Global Growth Portfolio - Service 2 Class	14,000	48,355	(34,355)	30,001	43,835	(13,834)
ING Mutual Funds:						
ING Diversified International Fund - Class R	54	2,730	(2,676)	14	4,901	(4,887)
ING Partners, Inc.:						
ING American Century Small-Mid Cap Value Portfolio - Service Class	19,787	70,217	(50,430)	57,468	27,691	29,777
ING Baron Small Cap Growth Portfolio - Service Class	13,603,676	14,217,136	(613,460)	9,433,566	10,720,700	(1,287,134)
ING Columbia Small Cap Value II Portfolio - Service Class	718,373	2,786,396	(2,068,023)	402,181	4,285,125	(3,882,944)
ING Davis New York Venture Portfolio - Service Class	3,214,212	6,594,512	(3,380,300)	6,334,472	6,561,776	(227,304)
ING Global Bond Portfolio - Service Class	147,407	216,481	(69,074)	192,428	203,127	(10,699)
ING Invesco Van Kampen Comstock Portfolio - Service Class	4,192,162	4,939,156	(746,994)	4,203,283	3,960,661	242,622
ING Invesco Van Kampen Equity and Income Portfolio - Initial Class	16	37,071	(37,055)	22,344	64,536	(42,192)

Year Ended December 31

	2011			2010		
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
ING Partners, Inc. (continued):						
ING Invesco Van Kampen Equity and Income Portfolio - Service Class	2,675,941	4,972,616	(2,296,675)	3,217,573	3,286,351	(68,778)
ING JPMorgan Mid Cap Value Portfolio - Service Class	6,935,908	6,366,531	569,377	8,736,398	5,408,288	3,328,110
ING Legg Mason ClearBridge Aggressive Growth Portfolio - Service Class	13,977	7,806,882	(7,792,905)	187,295	1,218,110	(1,030,815)
ING Oppenheimer Global Portfolio - Initial Class	42,390	145,022	(102,632)	65,989	192,519	(126,530)
ING Oppenheimer Global Portfolio - Service Class	2,106,009	1,715,139	390,870	350,782	1,579,746	(1,228,964)
ING PIMCO Total Return Portfolio - Service Class	1,442	127,404	(125,962)	9,929	172,173	(162,244)
ING Solution 2015 Portfolio - Service Class	27,294	240,734	(213,440)	31,634	108,186	(76,552)
ING Solution 2025 Portfolio - Service Class	54,371	173,197	(118,826)	88,553	130,671	(42,118)
ING Solution 2035 Portfolio - Service Class	46,105	114,579	(68,474)	23,942	138,705	(114,763)
ING Solution 2045 Portfolio - Service Class	3,697	9,117	(5,420)	2,143	28,007	(25,864)
ING Solution Income Portfolio - Service Class	11,184	69,718	(58,534)	22,496	83,181	(60,685)
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class	20,414	137,627	(117,213)	104,694	91,136	13,558
ING T. Rowe Price Growth Equity Portfolio - Service Class	6,522,538	6,462,520	60,018	6,255,256	6,575,965	(320,709)
ING Templeton Foreign Equity Portfolio - Service Class	6,049,172	9,940,714	(3,891,542)	11,508,109	11,199,089	309,020
ING Thornburg Value Portfolio - Initial Class	36,128	69,626	(33,498)	44,699	69,072	(24,373)
ING Thornburg Value Portfolio - Service Class	60,091	130,727	(70,636)	102,632	130,163	(27,531)
ING UBS U.S. Large Cap Equity Portfolio - Service Class	44,737	116,115	(71,378)	349,179	440,828	(91,649)
ING Strategic Allocation Portfolios, Inc.:						
ING Strategic Allocation Conservative Portfolio - Class S	831	12,688	(11,857)	7,416	9,775	(2,359)
ING Strategic Allocation Growth Portfolio - Class S	796	8,504	(7,708)	308	3,843	(3,535)
ING Strategic Allocation Moderate Portfolio - Class S	18,942	4,593	14,349	57,952	54,750	3,202
ING Variable Funds:						
ING Growth and Income Portfolio - Class A	143,913,488	20,386,939	123,526,549	-	-	-
ING Growth and Income Portfolio - Class I	-	3,967	(3,967)	-	978	(978)
ING Growth and Income Portfolio - Class S	44,058,797	10,507,034	33,551,763	4,813,758	11,480,592	(6,666,834)

Year Ended December 31

	2011 Units Issued	2011 Units Redeemed	2011 Net Increase (Decrease)	2010 Units Issued	2010 Units Redeemed	2010 Net Increase (Decrease)
ING Variable Insurance Trust:						
ING GET U.S. Core Portfolio - Series 5	584,137	1,673,823	(1,089,686)	210,939	499,238	(288,299)
ING GET U.S. Core Portfolio - Series 6	362,936	1,406,724	(1,043,788)	279,301	647,116	(367,815)
ING GET U.S. Core Portfolio - Series 7	260,735	453,441	(192,706)	281,862	583,817	(301,955)
ING GET U.S. Core Portfolio - Series 8	24,402	162,774	(138,372)	109,943	254,160	(144,217)
ING GET U.S. Core Portfolio - Series 9	19,177	137,833	(118,656)	66,068	183,048	(116,980)
ING GET U.S. Core Portfolio - Series 10	141,447	237,329	(95,882)	34,851	128,563	(93,712)
ING GET U.S. Core Portfolio - Series 11	390,773	471,493	(80,720)	78,324	175,654	(97,330)
ING GET U.S. Core Portfolio - Series 12	79,201	93,701	(14,500)	30,643	64,733	(34,090)
ING GET U.S. Core Portfolio - Series 13	45,012	401,043	(356,031)	71,078	422,812	(351,734)
ING GET U.S. Core Portfolio - Series 14	207,446	915,956	(708,510)	293,231	1,365,264	(1,072,033)
ING Variable Portfolios, Inc.:						
ING BlackRock Science and Technology Opportunities Portfolio - Class S	9,826,536	13,226,849	(3,400,313)	12,679,644	12,310,839	368,805
ING Euro STOXX 50 Index Portfolio - Class A	2,173,418	2,299,813	(126,395)	1,030,159	551,184	478,975
ING FTSE 100 Index Portfolio - Class A	1,988,665	2,093,981	(105,316)	714,616	460,614	254,002
ING Hang Seng Index Portfolio - Class S	1,706,482	3,668,047	(1,961,565)	6,153,732	3,386,530	2,767,202
ING Index Plus LargeCap Portfolio - Class S	997,237	4,341,938	(3,344,701)	2,235,336	5,660,031	(3,424,695)
ING Index Plus MidCap Portfolio - Class S	672,087	2,186,473	(1,514,386)	512,867	2,091,172	(1,578,305)
ING Index Plus SmallCap Portfolio - Class S	565,383	1,668,184	(1,102,801)	327,316	1,406,173	(1,078,857)
ING International Index Portfolio - Class S	1,882,474	4,234,491	(2,352,017)	6,156,045	7,206,256	(1,050,211)
ING Japan TOPIX Index® Portfolio - Class A	1,780,192	1,524,553	255,639	1,372,471	635,799	736,672
ING Russell™ Large Cap Growth Index Portfolio - Class S	4,470,554	4,444,078	26,476	1,413,451	2,435,885	(1,022,434)
ING Russell™ Large Cap Index Portfolio - Class S	8,477,808	15,187,233	(6,709,425)	5,622,005	11,652,340	(6,030,335)
ING Russell™ Large Cap Value Index Portfolio - Class S	2,114,023	1,807,972	306,051	1,788,521	1,129,693	658,828
ING Russell™ Mid Cap Growth Index Portfolio - Class S	3,801,203	6,608,994	(2,807,791)	4,844,780	5,422,222	(577,442)
ING Russell™ Mid Cap Index Portfolio - Class S	7,573,006	8,930,677	(1,357,671)	9,433,486	7,850,011	1,583,475
ING Russell™ Small Cap Index Portfolio - Class S	9,161,403	11,915,474	(2,754,071)	14,347,490	11,359,963	2,987,527
ING Small Company Portfolio - Class S	4,018,875	4,729,901	(711,026)	8,963,102	7,999,475	963,627
ING U.S. Bond Index Portfolio - Class S	18,810,676	14,212,030	4,598,646	12,330,745	15,013,483	(2,682,738)
ING WisdomTree℠ Global High-Yielding Equity Index Portfolio - Class S	3,435,107	6,123,066	(2,687,959)	5,180,598	7,718,793	(2,538,195)

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

	Year Ended December 31					
	2011			**2010**		
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
ING Variable Products Trust:						
ING International Value Portfolio - Class S	10,468	111,649	(101,181)	36,456	129,582	(93,126)
ING MidCap Opportunities Portfolio - Class S	14,534,969	17,826,042	(3,291,073)	11,818,142	10,176,841	1,641,301
ING SmallCap Opportunities Portfolio - Class S	970,229	1,887,369	(917,140)	282,197	1,280,291	(998,094)
Invesco Variable Insurance Funds:						
Invesco V.I. Leisure Fund - Series I Shares	202,162	454,602	(252,440)	42,303	342,828	(300,525)
Legg Mason Partners Variable Equity Trust:						
Legg Mason ClearBridge Variable Large Cap Value Portfolio - Class I	-	788	(788)	144	1,075	(931)
Legg Mason Global Currents Variable International All Cap Opportunity Portfolio	-	118	(118)	-	605	(605)
Legg Mason Partners Variable Income Trust:						
Legg Mason Western Asset Variable High Income Portfolio	3	89	(86)	9	840	(831)
Oppenheimer Variable Account Funds:						
Oppenheimer Main Street Small- & Mid-Cap Fund®/VA - Service Class	2,451	21,642	(19,191)	7,973	12,794	(4,821)
PIMCO Variable Insurance Trust:						
PIMCO Real Return Portfolio - Administrative Class	221,528	276,792	(55,264)	302,055	266,038	36,017
Pioneer Variable Contracts Trust:						
Pioneer Equity Income VCT Portfolio - Class II	51,358	159,150	(107,792)	44,318	187,657	(143,339)
ProFunds:						
ProFund VP Bull	3,519,900	3,863,881	(343,981)	86,315	307,498	(221,183)
ProFund VP Europe 30	334,564	496,622	(162,058)	52,539	190,216	(137,677)
ProFund VP Rising Rates Opportunity	2,543,426	2,781,811	(238,385)	263,707	521,193	(257,486)
Wells Fargo Funds Trust:						
Wells Fargo Advantage VT Omega Growth Fund - Class 2	774	12,557	(11,783)	176,296	58,064	118,232
Wells Fargo Variable Trust:						
Wells Fargo Advantage VT Index Asset Allocation Fund - Class 2	384	16,546	(16,162)	990	7,862	(6,872)
Wells Fargo Advantage VT Intrinsic Value Fund - Class 2	27	4,930	(4,903)	61,011	44,273	16,738
Wells Fargo Advantage VT Small Cap Growth Fund - Class 2	154	2,935	(2,781)	647	8,571	(7,924)
Wells Fargo Advantage VT Total Return Bond Fund	431	22,167	(21,736)	3,485	8,273	(4,788)

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

9.   Unit Summary

A summary of units outstanding as of December 31, 2011 follows:

Division/Contract	Units	Unit Value	Extended Value
BlackRock Global Allocation V.I. Fund - Class III			
Contracts in accumulation period:			
Band 2	26,915.220	$ 9.95	$ 267,806
Band 4	133,680.441	9.86	1,318,089
Band 5	51,351.271	9.84	505,297
Band 6	14,658,435.824	9.80	143,652,671
Band 7	2,844,718.991	9.78	27,821,352
Band 8	6,268,257.419	9.74	61,052,827
Band 9	419,830.881	9.73	4,084,954
Band 10	33,149,679.868	9.71	321,883,392
Band 11	3,693,381.030	9.69	35,788,862
Band 12	1,024,482.487	9.67	9,906,746
Band 13	5,320,211.896	9.65	51,340,045
Band 14	5,572,138.570	9.61	53,548,252
Band 15	9,163,770.191	9.60	87,972,194
Band 16	399,536.163	9.56	3,819,566
Band 17	6,402,153.461	9.54	61,076,544
Band 18	16,548.761	9.52	157,544
Band 19	188,180.117	9.49	1,785,829
Band 20	2,768,651.485	9.63	26,662,114
Band 21	344,106.143	9.58	3,296,537
Band 26	280,582.163	9.97	2,797,404
Band 27	95,710.027	9.85	942,744
Band 28	34,957.368	9.80	342,582
Band 29	29,248.097	9.78	286,046
Band 30	11,980.663	9.67	115,853
Band 31	12,176.183	9.61	117,013
Band 38	391,679.269	9.95	3,897,209
Band 41	7,181.158	9.67	69,442
Band 42	4,392.542	9.60	42,168
Band 43	155,940.128	9.54	1,487,669
Band 46	11,722,957.212	9.51	111,485,323
Band 47	1,064,825.589	9.45	10,062,602
Band 50	11,077.282	9.65	106,896
Band 51	1,150.765	9.54	10,978
Band 52	2,289.032	9.78	22,387
Band 55	23,398.437	9.75	228,135
Band 56	5,394,599.176	9.89	53,352,586
Band 57	44,687.451	9.69	433,021
Band 58	10,254.530	9.60	98,443
Band 59	27,410.601	9.49	260,127
Band 60	1,939.467	9.73	18,871
Band 64	11,891.538	9.58	113,921
	111,786,358.897		$ 1,082,232,041

Division/Contract	Units	Unit Value	Extended Value
Columbia Asset Allocation Fund, Variable Series - Class A			
Contracts in accumulation period:			
Band 6	597.474	$ 15.31	$ 9,147
Band 7	11,627.910	15.25	177,326
Band 8	3,320.226	15.11	50,169
Band 9	1,339.036	15.04	20,139
Band 11	823.588	14.91	$ 12,280
Band 13	693.934	14.78	10,256
	18,402.168		$ 279,317
Columbia Small Cap Value Fund, Variable Series - Class B			
Contracts in accumulation period:			
Band 2	1,409.858	$ 13.30	$ 18,751
Band 4	7,318.791	20.09	147,035
Band 5	2,281.297	20.00	45,626
Band 6	975,035.391	19.83	19,334,952
Band 7	662,341.418	19.74	13,074,620
Band 8	339,946.218	19.57	6,652,747
Band 9	24,588.809	19.48	478,990
Band 10	784,808.597	19.40	15,225,287
Band 11	292,376.745	19.31	5,645,795
Band 12	108,654.306	19.23	2,089,422
Band 13	339,272.494	19.14	6,493,676
Band 14	1,102,413.714	18.98	20,923,812
Band 15	337,455.850	18.89	6,374,541
Band 16	35,959.398	18.73	673,520
Band 17	767,348.070	18.64	14,303,368
Band 18	9,432.053	18.56	175,059
Band 19	49,705.352	18.40	914,578
Band 20	672,440.847	19.06	12,816,723
Band 21	48,116.657	18.81	905,074
Band 26	19,244.184	13.34	256,717
Band 27	4,051.779	13.08	52,997
Band 28	2,630.765	12.94	34,042
Band 30	1,674.294	12.64	21,163
Band 41	1,094.211	12.65	13,842
Band 42	991.350	12.47	12,362
Band 43	4,490.236	12.35	55,454
Band 46	470,942.105	11.51	5,420,544
Band 47	28,540.103	11.38	324,786
	7,094,564.892		$ 132,485,483
Columbia Small Company Growth Fund, Variable Series - Class A			
Contracts in accumulation period:			
Band 8	654.910	$ 17.39	$ 11,389

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
Columbia VP Large Cap Growth Fund - Class 1			
Contracts in accumulation period:			
Band 6	1,603.391	$ 6.55	$ 10,502
Band 7	28,839.564	6.54	188,611
Band 9	1,112.216	6.54	7,274
Band 11	1,355.343	6.53	8,850
Band 13	5,616.162	6.53	36,674
Band 14	2,942.805	6.52	19,187
	41,469.481		$ 271,098
Columbia VP Short Duration US Government Fund - Class 1			
Contracts in accumulation period:			
Band 13	399.156	$ 10.30	$ 4,111
Fidelity® VIP Equity-Income Portfolio - Service Class 2			
Contracts in accumulation period:			
Band 2	1,690.985	$ 11.47	$ 19,396
Band 3	333.535	11.05	3,686
Band 4	100,917.636	11.17	1,127,250
Band 5	52,039.794	11.11	578,162
Band 6	2,007,400.045	11.00	22,081,400
Band 7	1,234,842.892	10.94	13,509,181
Band 8	724,710.897	10.82	7,841,372
Band 9	281,383.967	10.77	3,030,505
Band 10	1,456,083.433	10.71	15,594,654
Band 11	431,834.482	10.65	4,599,037
Band 12	358,968.486	10.59	3,801,476
Band 13	807,233.282	10.54	8,508,239
Band 14	1,720,040.511	10.43	17,940,023
Band 15	715,473.120	10.37	7,419,456
Band 16	92,328.532	10.26	947,291
Band 17	1,165,403.284	10.21	11,898,768
Band 18	15,488.083	10.15	157,204
Band 19	74,449.306	10.04	747,471
Band 20	1,003,077.277	10.48	10,512,250
Band 21	189,078.852	10.32	1,951,294
Band 25	7,225.501	11.59	83,744
Band 26	285,226.735	11.53	3,288,664
Band 27	145,013.579	11.17	1,619,802
Band 28	39,282.614	10.99	431,716
Band 29	65,038.318	10.94	711,519
Band 30	15,002.816	10.59	158,880
Band 31	4,003.087	10.42	41,712
Band 34	94.325	9.74	919
Band 35	136,056.394	11.78	1,602,744
Band 36	15,740.107	11.53	181,483
Band 37	30,923.562	11.35	350,982
Band 38	538,766.692	13.27	7,149,434
Band 39	91,515.321	13.04	1,193,360
Band 40	43,566.720	12.88	561,139

Division/Contract	Units	Unit Value	Extended Value
Fidelity® VIP Equity-Income Portfolio - Service Class 2			
(continued)			
Band 41	8,614.589	$ 11.95	$ 102,944
Band 42	6,240.280	11.75	73,323
Band 43	30,867.614	11.60	358,064
Band 46	595,531.511	9.59	5,711,147
Band 47	117,867.008	9.48	1,117,379
Band 51	675.901	9.06	6,124
Band 55	970.581	9.34	9,065
Band 56	16,103.238	8.73	140,581
	14,627,104.892		$ 157,162,840
Fidelity® VIP Contrafund® Portfolio - Service Class 2			
Contracts in accumulation period:			
Band 2	13,110.474	$ 13.03	$ 170,829
Band 4	297,797.747	15.43	4,595,019
Band 5	68,535.792	15.30	1,048,598
Band 6	8,153,827.182	12.69	103,472,067
Band 7	1,150,042.642	15.06	17,319,642
Band 8	4,181,516.829	12.56	52,519,851
Band 9	587,694.561	14.82	8,709,633
Band 10	9,998,484.954	12.93	129,280,410
Band 11	1,081,665.142	12.43	13,445,098
Band 12	235,957.260	12.39	2,923,510
Band 13	2,201,225.059	14.51	31,939,776
Band 14	3,520,960.538	12.26	43,166,976
Band 15	3,523,958.974	14.28	50,322,134
Band 16	364,963.602	12.14	4,430,658
Band 17	3,184,757.120	12.10	38,535,561
Band 18	8,751.461	12.05	105,455
Band 19	57,515.109	12.33	709,161
Band 20	1,084,440.605	12.73	13,804,929
Band 21	400,976.596	12.58	5,044,286
Band 26	619,146.060	15.88	9,832,039
Band 27	248,985.428	15.38	3,829,396
Band 28	98,825.668	15.14	1,496,221
Band 29	164,977.506	15.06	2,484,561
Band 30	12,065.833	14.58	175,920
Band 31	8,741.151	14.35	125,436
Band 35	378,987.924	16.22	6,147,184
Band 36	99,326.492	15.88	1,577,305
Band 37	63,841.354	15.63	997,840
Band 38	2,348,848.778	16.61	39,014,378
Band 39	638,204.933	16.33	10,421,887
Band 40	225,420.599	16.12	3,633,780
Band 41	96,937.861	14.80	1,434,680
Band 42	21,541.880	14.55	313,434
Band 43	121,525.298	14.36	1,745,103
Band 44	861.147	12.46	10,730
Band 45	7,619.467	12.22	93,110
Band 46	3,779,440.215	12.01	45,391,077

Division/Contract	Units	Unit Value	Extended Value
Fidelity® VIP Contrafund® Portfolio - Service Class 2 (continued)			
Band 47	435,656.623	$ 11.89	$ 5,179,957
Band 50	28,656.911	10.37	297,172
Band 51	890.782	10.20	9,086
Band 52	5,176.775	10.58	54,770
Band 53	740.396	10.43	7,722
Band 54	2,465.269	10.26	25,294
Band 55	5,981.563	10.52	62,926
Band 56	785,214.329	8.85	6,949,147
Band 57	7,637.106	8.66	66,137
Band 59	1,465.336	8.47	12,411
Band 60	4,717.625	8.69	40,996
	50,330,081.956		$ 662,973,292
Franklin Small Cap Value Securities Fund - Class 2			
Contracts in accumulation period:			
Band 35	33,464.160	$ 18.21	$ 609,382
Band 36	14,330.430	17.85	255,798
Band 37	6,072.699	17.58	106,758
Band 38	359,396.107	18.46	6,634,452
Band 39	214,680.249	18.15	3,896,447
Band 40	17,718.898	17.92	317,523
	645,662.543		$ 11,820,360
ING Balanced Portfolio - Class S			
Contracts in accumulation period:			
Band 4	4,025.208	$ 9.91	$ 39,890
Band 7	2,944.858	9.80	28,860
Band 9	47,541.599	9.71	461,629
Band 10	5,501.614	9.68	53,256
Band 13	1,938.522	9.60	18,610
Band 15	11,155.181	9.52	106,197
Band 21	12,672.160	9.49	120,259
Band 26	51,346.286	10.08	517,571
Band 27	10,503.054	9.91	104,085
Band 28	13,164.206	9.82	129,273
Band 29	159.307	9.80	1,561
Band 35	38,522.858	13.35	514,280
Band 36	1,917.589	13.12	25,159
Band 37	12,508.887	12.95	161,990
Band 38	183,543.381	12.75	2,340,178
Band 39	42,276.082	12.54	530,142
Band 40	17,665.726	12.38	218,702
Band 41	1,105.271	9.63	10,644
Band 42	635.915	9.52	6,054
Band 43	377.417	9.44	3,563
	459,505.121		$ 5,391,903

Division/Contract	Units	Unit Value	Extended Value
ING Intermediate Bond Portfolio - Class S			
Contracts in accumulation period:			
Band 1	4,797.779	$ 14.87	$ 71,343
Band 2	25,244.406	14.58	368,063
Band 3	292.262	14.09	4,118
Band 4	339,797.635	14.23	4,835,320
Band 5	31,511.826	14.16	446,207
Band 6	13,585,162.560	14.03	190,599,831
Band 7	2,424,393.095	13.96	33,844,528
Band 8	6,827,350.470	13.82	94,353,983
Band 9	1,003,082.536	13.75	13,792,385
Band 10	17,762,928.854	13.69	243,174,496
Band 11	2,369,810.307	13.62	32,276,816
Band 12	472,680.322	13.55	6,404,818
Band 13	5,423,976.791	13.49	73,169,447
Band 14	6,485,137.309	13.35	86,576,583
Band 15	5,863,795.993	13.29	77,929,849
Band 16	780,623.913	13.16	10,273,011
Band 17	5,180,415.290	13.09	67,811,636
Band 18	39,419.231	13.03	513,633
Band 19	109,954.627	12.90	1,418,415
Band 20	1,806,468.688	13.42	24,242,810
Band 21	323,987.170	13.22	4,283,110
Band 25	15,999.423	14.73	235,672
Band 26	2,709,063.958	12.54	33,971,662
Band 27	1,275,865.897	12.28	15,667,633
Band 28	703,287.660	12.16	8,551,978
Band 29	39,890.043	12.12	483,467
Band 30	11,067.749	11.87	131,374
Band 31	1,591.610	11.75	18,701
Band 35	331,650.799	14.94	4,954,863
Band 36	85,900.375	14.66	1,259,299
Band 37	17,788.400	14.44	256,864
Band 38	4,343,511.756	13.48	58,550,538
Band 39	974,330.177	13.25	12,909,875
Band 40	333,677.160	13.09	4,367,834
Band 41	25,515.172	11.88	303,120
Band 42	28,944.758	11.72	339,233
Band 43	217,826.844	11.60	2,526,791
Band 45	137.059	11.20	1,535
Band 46	6,407,892.042	11.54	73,947,074
Band 47	831,004.382	11.41	9,481,760
Band 49	163,842.208	11.24	1,841,586
Band 50	27,474.218	11.99	329,416
Band 51	21,539.393	11.79	253,949
Band 52	4,170.911	12.23	51,010
Band 53	3,256.975	12.06	39,279
Band 54	10,960.573	11.86	129,992
Band 55	33,432.505	12.16	406,539

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING Intermediate Bond Portfolio - Class S (continued)			
Band 56	1,486,253.632	$ 11.27	$ 16,750,078
Band 57	46,449.849	11.03	512,342
Band 58	959.298	10.92	10,476
Band 59	2,527.969	10.79	27,277
Band 60	878.051	11.07	9,720
Band 64	9,839.182	11.18	110,002
	91,027,361.092		$ 1,214,821,341
ING American Funds Asset Allocation Portfolio			
Contracts in accumulation period:			
Band 2	8,002.321	$ 9.75	$ 78,023
Band 4	51,737.056	9.66	499,780
Band 5	3,116.799	9.64	30,046
Band 6	6,393,737.906	9.60	61,379,884
Band 7	716,268.314	9.59	6,869,013
Band 8	1,943,499.197	9.55	18,560,417
Band 9	90,588.787	9.53	863,311
Band 10	10,629,129.159	9.51	101,083,018
Band 11	1,943,511.992	9.50	18,463,364
Band 12	122,886.322	9.48	1,164,962
Band 13	1,431,116.304	9.46	13,538,360
Band 14	1,117,475.085	9.43	10,537,790
Band 15	3,997,414.162	9.41	37,615,667
Band 16	193,708.370	9.37	1,815,047
Band 17	1,277,412.230	9.35	11,943,804
Band 18	9,965.380	9.34	93,077
Band 19	4,640.932	9.30	43,161
Band 20	754,507.078	9.44	7,122,547
Band 21	146,430.145	9.39	1,374,979
Band 26	48,126.099	9.76	469,711
Band 27	62,525.530	9.66	603,997
Band 28	35,873.135	9.60	344,382
Band 29	868.410	9.58	8,319
Band 38	57,782.498	9.75	563,379
Band 41	580.999	9.48	5,508
Band 42	15,556.700	9.41	146,389
Band 43	44,563.060	9.36	417,110
Band 46	2,052,740.985	9.32	19,131,546
Band 47	176,299.123	9.27	1,634,293
Band 50	5,589.073	9.46	52,873
Band 55	958.842	9.55	9,157
Band 56	2,456,202.899	9.69	23,800,606
Band 57	45,747.828	9.50	434,604
Band 59	12,597.978	9.30	117,161
Band 60	17,316.489	9.53	165,026
	35,868,477.187		$ 340,980,311

Division/Contract	Units	Unit Value	Extended Value
ING American Funds Bond Portfolio			
Contracts in accumulation period:			
Band 2	29,397.423	$ 11.02	$ 323,960
Band 4	90,478.628	10.73	970,836
Band 5	25,350.528	10.90	276,321
Band 6	7,494,145.595	10.67	79,962,533
Band 7	1,124,833.308	10.65	11,979,475
Band 8	2,887,042.615	10.60	30,602,652
Band 9	209,126.057	10.58	2,212,554
Band 10	9,839,246.420	10.56	103,902,442
Band 11	1,666,880.640	10.54	17,568,922
Band 12	242,027.328	10.52	2,546,127
Band 13	2,378,960.774	10.50	24,979,088
Band 14	2,082,800.607	10.46	21,786,094
Band 15	4,152,296.908	10.43	43,308,457
Band 16	215,493.526	10.39	2,238,978
Band 17	2,411,571.020	10.37	25,007,991
Band 18	2,665.275	10.35	27,586
Band 19	37,549.484	10.31	387,135
Band 20	1,111,846.722	10.48	11,652,154
Band 21	54,935.518	10.41	571,879
Band 26	180,493.156	11.04	1,992,644
Band 27	69,240.024	10.92	756,101
Band 28	73,227.901	10.86	795,255
Band 29	14,308.175	10.84	155,101
Band 30	1,676.660	10.71	17,957
Band 35	106,191.063	10.95	1,162,792
Band 36	17,580.499	10.86	190,924
Band 37	18,565.802	10.79	200,325
Band 38	2,028,796.198	10.84	21,992,151
Band 39	500,541.951	10.75	5,380,826
Band 40	185,449.732	10.69	1,982,458
Band 41	7,144.177	10.72	76,586
Band 42	2,057.480	10.64	21,892
Band 43	74,661.465	10.58	789,918
Band 46	2,571,009.107	10.33	26,558,524
Band 47	301,114.543	10.27	3,092,446
Band 52	2,056.132	10.65	21,898
Band 55	12,363.308	10.60	131,051
Band 56	1,568,670.098	10.77	16,894,577
Band 57	83,706.040	10.54	882,262
Band 59	12,386.392	10.31	127,704
Band 60	13,812.327	10.58	146,134
Band 61	2,427.946	10.48	25,445
Band 64	9,538.796	10.62	101,302
	43,913,667.348		$ 463,801,457

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING American Funds Global Growth and Income Portfolio			
Contracts in accumulation period:			
Band 4	1,609.312	$ 9.34	$ 15,031
Band 5	11,483.240	9.33	107,139
Band 6	100,922.830	9.32	940,601
Band 7	30,524.143	9.32	284,485
Band 8	72,672.706	9.31	676,583
Band 9	535.294	9.31	4,984
Band 10	100,326.577	9.30	933,037
Band 11	18,377.446	9.30	170,910
Band 12	10,512.549	9.29	97,662
Band 13	39,161.947	9.29	363,814
Band 14	62,629.627	9.28	581,203
Band 15	69,320.425	9.27	642,600
Band 16	1,525.394	9.27	14,140
Band 17	37,014.463	9.26	342,754
Band 18	243.118	9.26	2,251
Band 19	2,021.877	9.25	18,702
Band 20	28,225.970	9.28	261,937
Band 21	4,426.886	9.27	41,037
Band 26	32,538.341	9.36	304,559
Band 27	465.984	9.34	4,352
Band 28	1,815.911	9.32	16,924
Band 29	931.906	9.32	8,685
Band 30	2,569.242	9.29	23,868
Band 38	3,377.077	9.36	31,609
Band 46	85,685.139	9.25	792,588
Band 47	4,342.240	9.24	40,122
Band 50	300.256	9.29	2,789
Band 56	10,601.036	9.35	99,120
	734,160.936		$ 6,823,486
ING American Funds Growth Portfolio			
Contracts in accumulation period:			
Band 2	58,440.257	$ 13.71	$ 801,216
Band 4	775,606.622	13.43	10,416,397
Band 5	139,206.765	13.37	1,861,194
Band 6	23,410,109.428	13.26	310,418,051
Band 7	6,585,901.173	13.20	86,933,895
Band 8	10,568,142.416	13.09	138,336,984
Band 9	1,866,470.414	13.03	24,320,109
Band 10	24,977,481.580	12.98	324,207,711
Band 11	4,412,909.340	12.92	57,014,789
Band 12	952,048.623	12.87	12,252,866
Band 13	6,775,589.745	12.81	86,795,305
Band 14	12,155,717.840	12.71	154,499,174
Band 15	12,182,359.221	12.65	154,106,844
Band 16	736,391.375	12.55	9,241,712
Band 17	13,185,488.195	12.49	164,686,748
Band 18	31,512.006	12.44	392,009

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING American Funds Growth Portfolio (continued)			
Band 19	499,849.780	$ 12.33	$ 6,163,148
Band 20	6,712,507.342	12.76	85,651,594
Band 21	875,812.383	12.60	11,035,236
Band 26	853,063.057	13.77	11,746,678
Band 27	357,149.236	13.42	4,792,943
Band 28	250,124.942	13.25	3,314,155
Band 29	256,832.311	13.20	3,390,187
Band 30	36,207.224	12.87	465,987
Band 31	24,530.651	12.70	311,539
Band 35	163,849.836	10.78	1,766,301
Band 36	29,304.091	10.65	312,089
Band 37	40,194.012	13.60	546,639
Band 38	3,149,653.352	10.61	33,417,822
Band 39	709,762.558	10.48	7,438,312
Band 40	317,622.463	10.38	3,296,921
Band 41	120,029.380	12.88	1,545,978
Band 42	64,191.710	12.66	812,667
Band 43	402,688.530	12.50	5,033,607
Band 44	1,217.495	11.12	13,539
Band 45	4,892.689	10.90	53,330
Band 46	11,237,910.866	10.78	121,144,679
Band 47	1,060,030.727	10.67	11,310,528
Band 50	57,199.817	9.76	558,270
Band 51	54,177.949	9.60	520,108
Band 52	2,579.463	9.95	25,666
Band 53	3,185.910	9.82	31,286
Band 54	10,093.032	9.65	97,398
Band 55	41,886.147	9.90	414,673
Band 56	3,694,658.273	8.71	32,180,474
Band 57	28,148.196	8.52	239,823
Band 59	30,220.814	8.33	251,739
Band 60	9,447.726	8.55	80,778
Band 61	3,736.671	8.47	31,650
Band 62	4,857.973	8.37	40,661
Band 64	1,112.075	8.65	9,619
	149,922,103.681		$ 1,884,331,028

Division/Contract	Units	Unit Value	Extended Value
ING American Funds International Growth and Income Portfolio			
Contracts in accumulation period:			
Band 4	8,074.565	$ 8.83	$ 71,298
Band 6	71,082.621	8.81	626,238
Band 7	30,889.914	8.81	272,140
Band 8	44,366.806	8.80	390,428
Band 9	3,188.950	8.80	28,063
Band 10	86,036.770	8.79	756,263
Band 11	10,569.686	8.79	92,908
Band 12	9,731.372	8.78	85,441
Band 13	29,564.018	8.78	259,572
Band 14	58,022.619	8.77	508,858
Band 15	38,228.960	8.77	335,268
Band 16	1,550.240	8.76	13,580
Band 17	57,613.965	8.75	504,122
Band 18	444.373	8.75	3,888
Band 19	1,707.312	8.74	14,922
Band 20	16,252.062	8.78	142,693
Band 26	4,348.018	8.85	38,480
Band 27	252.200	8.83	2,227
Band 38	10,070.623	8.85	89,125
Band 46	19,473.355	8.75	170,392
Band 47	4,388.410	8.73	38,311
Band 56	5,157.498	8.84	45,592
	511,014.337		$ 4,489,809
ING American Funds International Portfolio			
Contracts in accumulation period:			
Band 2	56,247.154	$ 16.28	$ 915,704
Band 4	318,090.742	15.94	5,070,366
Band 5	72,741.977	15.88	1,155,143
Band 6	9,594,991.343	15.74	151,025,164
Band 7	2,600,491.761	15.68	40,775,711
Band 8	4,631,700.582	15.54	71,976,627
Band 9	876,221.172	15.48	13,563,904
Band 10	11,673,254.491	15.41	179,884,852
Band 11	2,061,658.984	15.35	31,646,465
Band 12	466,878.648	15.28	7,133,906
Band 13	3,191,641.229	15.22	48,576,780
Band 14	5,352,305.170	15.09	80,766,285
Band 15	4,771,612.468	15.03	71,717,335
Band 16	450,863.532	14.90	6,717,867
Band 17	5,219,780.316	14.84	77,461,540
Band 18	22,376.183	14.77	330,496
Band 19	208,477.219	14.65	3,054,191
Band 20	2,372,737.131	15.15	35,946,968
Band 21	432,082.708	14.96	6,463,957
Band 26	450,843.865	16.35	7,371,297
Band 27	275,610.664	15.94	4,393,234
Band 28	99,593.346	15.74	1,567,599

Division/Contract	Units	Unit Value	Extended Value
ING American Funds International Portfolio (continued)			
Band 29	132,138.827	$ 15.67	$ 2,070,615
Band 30	19,489.376	15.28	297,798
Band 31	14,184.023	15.09	214,037
Band 34	91.885	14.29	1,313
Band 35	163,164.481	11.13	1,816,021
Band 36	28,977.168	10.99	318,459
Band 37	9,283.754	16.15	149,933
Band 38	2,290,805.026	10.95	25,084,315
Band 39	454,436.564	10.81	4,912,459
Band 40	172,699.632	10.71	1,849,613
Band 41	29,293.033	15.29	447,890
Band 42	16,663.578	15.03	250,454
Band 43	186,792.289	14.84	2,771,998
Band 44	348.530	12.14	4,231
Band 45	3,543.377	11.87	42,060
Band 46	5,450,225.173	11.34	61,805,553
Band 47	529,544.482	11.22	5,941,489
Band 50	19,178.332	9.43	180,852
Band 51	464,301.900	9.27	4,304,079
Band 52	7,289.556	9.61	70,053
Band 54	9,396.937	9.32	87,579
Band 55	24,316.871	9.56	232,469
Band 56	2,269,080.252	7.29	16,541,595
Band 57	25,973.259	7.14	185,449
Band 59	7,988.223	6.98	55,758
Band 60	10,058.025	7.16	72,015
Band 61	2,616.121	7.09	18,548
Band 62	5,474.605	7.01	38,377
	67,547,555.964		$ 977,280,403
ING American Funds World Allocation Portfolio - Service Class			
Contracts in accumulation period:			
Band 4	17,150.734	$ 12.50	$ 214,384
Band 5	4,677.377	13.54	63,332
Band 6	2,890,339.334	12.44	35,955,821
Band 7	606,194.258	12.42	7,528,933
Band 8	1,033,158.027	12.38	12,790,496
Band 9	52,721.037	12.36	651,632
Band 10	3,636,250.672	12.34	44,871,333
Band 11	690,716.174	12.32	8,509,623
Band 12	48,833.149	12.30	600,648
Band 13	1,159,184.140	12.28	14,234,781
Band 14	787,545.303	12.23	9,631,679
Band 15	1,371,934.369	12.21	16,751,319
Band 16	201,444.134	12.17	2,451,575
Band 17	577,836.393	12.15	7,020,712
Band 18	455.652	12.13	5,527
Band 19	9,935.411	12.09	120,119
Band 20	281,711.916	12.25	3,450,971

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING American Funds World Allocation Portfolio - Service Class (continued)			
Band 21	29,613.098	$ 12.19	$ 360,984
Band 26	30,032.182	13.67	410,540
Band 27	10,620.069	13.55	143,902
Band 28	4,066.682	13.50	54,900
Band 29	2,031.674	13.48	27,387
Band 38	19,147.511	12.61	241,450
Band 41	990.091	13.37	13,238
Band 43	20,303.871	13.24	268,823
Band 46	974,599.088	12.11	11,802,395
Band 47	94,729.612	12.05	1,141,492
Band 51	6,545.420	12.15	79,527
Band 55	752.901	12.38	9,321
Band 56	378,080.746	12.55	4,744,913
Band 57	4,163.181	12.32	51,290
Band 59	8,382.461	12.09	101,344
Band 64	3,103.392	12.20	37,861
	14,957,250.059		$ 184,342,252
ING Artio Foreign Portfolio - Service Class			
Contracts in accumulation period:			
Band 2	5,158.421	$ 11.45	$ 59,064
Band 3	488.538	11.06	5,403
Band 4	115,255.081	11.18	1,288,552
Band 5	71,947.362	11.12	800,055
Band 6	4,894,299.627	11.01	53,886,239
Band 7	1,882,732.631	10.96	20,634,750
Band 8	2,384,131.290	10.85	25,867,824
Band 9	348,198.744	10.80	3,760,546
Band 10	6,175,122.310	10.75	66,382,565
Band 11	1,639,469.837	10.69	17,525,933
Band 12	301,163.848	10.64	3,204,383
Band 13	1,976,663.364	10.59	20,932,865
Band 14	3,812,549.147	10.48	39,955,515
Band 15	2,187,810.035	10.43	22,818,859
Band 16	156,020.889	10.33	1,611,696
Band 17	2,840,917.795	10.28	29,204,635
Band 18	85,996.574	10.23	879,745
Band 19	143,487.514	10.13	1,453,529
Band 20	1,230,135.145	10.54	12,965,624
Band 21	241,249.423	10.38	2,504,169
Band 25	20,707.761	11.56	239,382
Band 26	209,744.044	11.51	2,414,154
Band 27	77,267.704	11.17	863,080
Band 28	76,888.924	11.01	846,547
Band 29	79,927.537	10.96	876,006
Band 30	4,276.053	10.64	45,497
Band 31	1,686.266	10.48	17,672
Band 38	239,557.149	7.65	1,832,612
Band 41	27,096.052	11.77	318,921

Division/Contract	Units	Unit Value	Extended Value
ING Artio Foreign Portfolio - Service Class (continued)			
Band 42	7,180.634	$ 11.58	$ 83,152
Band 43	62,633.223	11.43	715,898
Band 44	615.619	9.57	5,891
Band 45	33,038.800	9.35	308,913
Band 46	2,208,576.798	8.81	19,457,562
Band 47	309,747.211	8.71	2,697,898
Band 50	18,715.180	7.35	137,557
Band 51	10,107.936	7.22	72,979
Band 52	1,741.190	7.49	13,042
Band 53	2,225.581	7.39	16,447
Band 54	9,060.701	7.26	65,781
Band 55	504.502	7.45	3,759
Band 56	575,084.613	5.55	3,191,720
Band 57	8,859.808	5.43	48,109
Band 60	904.963	5.45	4,932
	34,478,945.824		$ 360,019,462
ING Artio Foreign Portfolio - Service 2 Class			
Contracts in accumulation period:			
Band 6	523,422.976	$ 12.88	$ 6,741,688
Band 7	840.399	12.82	10,774
Band 10	327,978.741	12.58	4,125,973
Band 11	4,679.839	12.52	58,592
Band 12	108,975.678	12.47	1,358,927
Band 13	4,645.642	8.97	41,671
Band 14	110,487.079	9.77	1,079,459
Band 15	367,657.972	9.73	3,577,312
Band 17	147,740.788	9.61	1,419,789
Band 20	703,162.786	12.35	8,684,060
Band 46	443,886.746	8.71	3,866,254
	2,743,478.646		$ 30,964,499
ING BlackRock Health Sciences Opportunities Portfolio -			
Service Class			
Contracts in accumulation period:			
Band 2	2,107.117	$ 12.13	$ 25,559
Band 3	355.326	11.80	4,193
Band 4	44,322.473	11.90	527,437
Band 5	35,855.284	11.85	424,885
Band 6	2,008,360.545	11.76	23,618,320
Band 7	933,627.437	11.72	10,942,114
Band 8	1,241,429.284	11.62	14,425,408
Band 9	90,252.615	11.58	1,045,125
Band 10	2,144,534.459	11.53	24,726,482
Band 11	735,205.566	11.49	8,447,512
Band 12	222,670.028	11.44	2,547,345
Band 13	982,244.966	11.40	11,197,593
Band 14	1,759,048.851	11.31	19,894,843
Band 15	1,059,240.073	11.27	11,937,636
Band 16	115,386.097	11.18	1,290,017
Band 17	1,710,483.698	11.14	19,054,788

Division/Contract	Units	Unit Value	Extended Value
ING BlackRock Health Sciences Opportunities Portfolio - Service Class (continued)			
Band 18	32,921.259	$ 11.09	$ 365,097
Band 19	68,547.968	11.01	754,713
Band 20	718,769.365	11.36	8,165,220
Band 21	109,170.802	11.22	1,224,896
Band 25	2,827.182	12.23	34,576
Band 26	69,217.843	12.18	843,073
Band 27	23,719.764	11.90	282,265
Band 28	18,975.289	11.76	223,149
Band 29	66,277.920	11.71	776,114
Band 30	7,622.715	11.44	87,204
Band 31	1,309.602	11.31	14,812
Band 34	66.072	10.76	711
Band 38	28,732.266	11.12	319,503
Band 41	11,801.797	11.45	135,131
Band 42	12,352.803	11.27	139,216
Band 43	32,332.582	11.14	360,185
Band 45	2,327.493	10.71	24,927
Band 46	767,081.727	11.39	8,737,061
Band 47	116,866.223	11.26	1,315,914
Band 50	868.674	10.70	9,295
Band 51	615.699	10.52	6,477
Band 52	379.450	10.91	4,140
Band 55	8,736.242	10.85	94,788
Band 56	143,206.373	9.17	1,313,202
Band 57	6,063.856	8.98	54,453
	15,335,914.785		$ 175,395,379
ING BlackRock Inflation Protected Bond Portfolio - Service Class			
Contracts in accumulation period:			
Band 4	127,881.560	$ 12.21	$ 1,561,434
Band 5	44,821.835	12.20	546,826
Band 6	5,459,335.937	12.16	66,385,525
Band 7	1,786,973.614	12.15	21,711,729
Band 8	2,955,635.697	12.11	35,792,748
Band 9	205,514.744	12.10	2,486,728
Band 10	9,269,173.124	12.08	111,971,611
Band 11	1,696,373.774	12.06	20,458,268
Band 12	226,172.792	12.05	2,725,382
Band 13	4,320,793.563	12.03	51,979,147
Band 14	3,100,903.726	12.00	37,210,845
Band 15	3,095,974.910	11.98	37,089,779
Band 16	247,396.167	11.95	2,956,384
Band 17	2,480,580.737	11.93	29,593,328
Band 18	4,520.347	11.91	53,837
Band 19	115,543.207	11.88	1,372,653
Band 20	1,159,416.592	12.01	13,924,593
Band 21	95,663.023	11.96	1,144,130
Band 26	373,284.472	12.31	4,595,132

Division/Contract	Units	Unit Value	Extended Value
ING BlackRock Inflation Protected Bond Portfolio - Service Class (continued)			
Band 27	132,024.460	$ 12.21	$ 1,612,019
Band 28	26,892.208	12.16	327,009
Band 29	116,754.838	12.15	1,418,571
Band 30	26,202.179	12.04	315,474
Band 31	8,848.056	11.99	106,088
Band 35	105,289.121	12.38	1,303,479
Band 36	6,515.228	12.31	80,202
Band 37	3,054.484	12.26	37,448
Band 38	714,351.707	12.30	8,786,526
Band 39	172,097.882	12.23	2,104,757
Band 40	78,239.343	12.18	952,955
Band 41	179,151.905	12.05	2,158,780
Band 42	6,820.549	11.98	81,710
Band 43	91,244.637	11.93	1,088,549
Band 46	2,075,858.435	11.90	24,702,715
Band 47	638,466.186	11.85	7,565,824
Band 50	2,845.802	12.03	34,235
Band 51	29,975.434	11.93	357,607
Band 52	2,847.551	12.15	34,598
Band 55	7,581.370	12.11	91,810
Band 56	591,793.177	12.25	7,249,466
Band 57	10,454.720	12.06	126,084
Band 59	10,860.160	11.88	129,019
Band 60	3,883.942	12.10	46,996
Band 64	9,521.405	11.96	113,876
	41,817,534.600		$ 504,385,876
ING BlackRock Large Cap Growth Portfolio - Institutional Class			
Contracts in accumulation period:			
Band 35	8,919.873	$ 8.51	$ 75,908
Band 38	5,753.775	8.41	48,389
Band 40	1,111.435	8.28	9,203
	15,785.083		$ 133,500

Division/Contract	Units	Unit Value	Extended Value
ING BlackRock Large Cap Growth Portfolio - Service Class			
Contracts in accumulation period:			
Band 2	6,362.401	$ 11.51	$ 73,231
Band 3	1,522.131	11.12	16,926
Band 4	71,988.529	11.23	808,431
Band 5	59,953.608	11.18	670,281
Band 6	1,492,740.729	11.07	16,524,640
Band 7	904,765.583	11.02	9,970,517
Band 8	1,073,438.270	10.91	11,711,212
Band 9	94,125.997	10.85	1,021,267
Band 10	1,930,198.684	10.80	20,846,146
Band 11	567,780.536	10.75	6,103,641
Band 12	262,164.931	10.70	2,805,165
Band 13	841,100.964	10.64	8,949,314
Band 14	1,638,577.046	10.54	17,270,602
Band 15	783,924.516	10.49	8,223,368
Band 16	39,009.797	10.38	404,922
Band 17	1,070,137.923	10.33	11,054,525
Band 18	21,610.154	10.28	222,152
Band 19	43,157.587	10.18	439,344
Band 20	652,592.605	10.59	6,910,956
Band 21	50,235.605	10.44	524,460
Band 25	3,943.096	11.62	45,819
Band 26	87,007.766	11.16	971,007
Band 27	65,158.315	10.94	712,832
Band 28	32,785.575	10.82	354,740
Band 29	6,229.257	10.79	67,214
Band 30	4,268.280	10.57	45,116
Band 31	707.814	10.46	7,404
Band 35	6,463.260	9.45	61,078
Band 36	2,989.224	9.36	27,979
Band 37	10,889.107	9.28	101,051
Band 38	161,638.720	9.93	1,605,072
Band 39	15,909.528	9.24	147,004
Band 40	15,628.228	9.16	143,155
Band 41	2,586.265	10.58	27,363
Band 43	26,265.220	10.33	271,320
Band 45	799.803	9.97	7,974
Band 46	747,107.826	9.66	7,217,062
Band 47	97,468.384	9.55	930,823
Band 50	2,334.345	9.57	22,340
Band 51	647.651	9.41	6,094
Band 52	898.363	9.76	8,768
Band 55	2,730.998	9.70	26,491
Band 56	125,518.740	9.05	1,135,945
Band 57	3,680.016	8.86	32,605
Band 60	451.766	8.89	4,016
	13,029,495.143		$ 138,531,372

Division/Contract	Units	Unit Value	Extended Value
ING Clarion Global Real Estate Portfolio - Service Class			
Contracts in accumulation period:			
Band 2	1,522.701	$ 10.37	$ 15,790
Band 3	289.686	10.16	2,943
Band 4	60,193.671	10.22	615,179
Band 5	14,658.147	10.19	149,367
Band 6	1,763,061.935	10.13	17,859,817
Band 7	331,411.978	10.10	3,347,261
Band 8	969,147.248	10.05	9,739,930
Band 9	82,092.708	10.02	822,569
Band 10	2,541,000.284	9.99	25,384,593
Band 11	280,998.291	9.96	2,798,743
Band 12	45,901.377	9.93	455,801
Band 13	606,049.898	9.90	5,999,894
Band 14	746,747.337	9.84	7,347,994
Band 15	962,296.407	9.82	9,449,751
Band 16	68,079.910	9.76	664,460
Band 17	1,059,505.303	9.73	10,308,987
Band 18	1,466.616	9.70	14,226
Band 19	13,663.061	9.65	131,849
Band 20	194,703.593	9.87	1,921,724
Band 21	37,770.293	9.79	369,771
Band 26	40,439.818	10.40	420,574
Band 27	8,576.445	10.22	87,651
Band 28	7,357.788	10.13	74,534
Band 29	15,664.995	10.10	158,216
Band 32	68.079	9.68	659
Band 35	96,953.259	8.19	794,047
Band 36	14,986.831	8.13	121,843
Band 37	2,707.313	8.09	21,902
Band 38	750,107.850	9.82	7,366,059
Band 39	289,965.574	8.06	2,337,123
Band 40	78,725.658	8.01	630,593
Band 41	11,967.408	9.93	118,836
Band 42	2,801.811	9.82	27,514
Band 43	23,704.068	9.74	230,878
Band 46	827,800.956	9.67	8,004,835
Band 47	80,475.136	9.59	771,757
Band 50	2,181.544	9.44	20,594
Band 51	4,902.203	9.28	45,492
Band 52	1,446.054	9.63	13,926
Band 53	724.810	9.49	6,878
Band 54	1,047.681	9.34	9,785
Band 55	20,090.526	9.57	192,266
Band 56	201,457.617	8.88	1,788,944
Band 57	15,379.745	8.68	133,496
Band 60	341.694	8.72	2,980
	12,280,435.307		$ 120,782,031

Division/Contract	Units	Unit Value	Extended Value
ING Clarion Global Real Estate Portfolio - Service 2 Class			
Contracts in accumulation period:			
Band 6	37,146.434	$ 10.05	$ 373,322
Band 8	790.489	9.96	7,873
Band 10	39,629.322	9.90	392,330
Band 12	3,415.455	9.84	33,608
Band 13	1,650.686	9.82	16,210
Band 14	24,148.102	9.76	235,685
Band 15	18,841.224	9.73	183,325
Band 17	4,536.276	9.65	43,775
Band 20	33,459.278	9.79	327,566
Band 46	20,986.632	9.59	201,262
	184,603.898		$ 1,814,956
ING Clarion Real Estate Portfolio - Service Class			
Currently payable annuity contracts:	143.290	$ 79.54	$ 11,397
Contracts in accumulation period:			
Band 1	3,459.131	83.30	288,146
Band 2	40,118.402	79.54	3,191,018
Band 3	294.257	73.32	21,575
Band 4	27,477.076	75.17	2,065,452
Band 5	19,265.021	74.21	1,429,657
Band 6	575,702.561	72.61	41,801,763
Band 7	390,039.279	71.67	27,954,115
Band 8	360,741.703	70.13	25,298,816
Band 9	52,618.559	69.21	3,641,730
Band 10	431,867.744	68.41	29,544,072
Band 11	231,153.981	67.62	15,630,632
Band 12	81,510.260	66.84	5,448,146
Band 13	348,400.861	66.07	23,018,845
Band 14	527,481.458	64.54	34,043,653
Band 15	238,603.370	63.79	15,220,509
Band 16	28,495.743	62.32	1,775,855
Band 17	451,440.134	61.59	27,804,198
Band 18	11,199.955	60.87	681,741
Band 19	36,448.317	59.46	2,167,217
Band 20	213,188.941	65.30	13,921,238
Band 21	26,536.295	63.05	1,673,113
Band 24	73.327	89.29	6,547
Band 25	6,012.470	81.42	489,535
Band 26	79,159.310	20.20	1,599,018
Band 27	24,948.422	19.73	492,232
Band 28	13,274.751	19.50	258,858
Band 29	14,340.981	19.43	278,645
Band 30	7,387.805	18.98	140,221
Band 31	543.477	18.76	10,196
Band 38	37,480.290	11.26	422,028
Band 41	16,347.698	18.99	310,443
Band 42	7,474.125	18.70	139,766
Band 43	36,667.057	18.48	677,607

Division/Contract	Units	Unit Value	Extended Value
ING Clarion Real Estate Portfolio - Service Class (continued)			
Band 44	459.289	$ 17.97	$ 8,253
Band 45	2,643.764	17.50	46,266
Band 46	734,673.541	13.52	9,932,786
Band 47	101,766.888	13.37	1,360,623
Band 51	316.829	10.67	3,381
Band 53	752.328	10.91	8,208
Band 55	4,918.717	11.01	54,155
Band 56	10,764.271	12.40	133,477
Band 59	219.796	11.87	2,609
Band 60	970.587	12.18	11,822
	5,197,382.061		$ 293,019,564
ING Clarion Real Estate Portfolio - Service 2 Class			
Contracts in accumulation period:			
Band 6	191,820.080	$ 24.54	$ 4,707,265
Band 7	274.385	24.42	6,700
Band 10	124,415.655	23.97	2,982,243
Band 11	2,581.638	23.85	61,572
Band 12	39,433.358	23.74	936,148
Band 13	1,922.525	13.76	26,454
Band 14	27,259.679	16.90	460,689
Band 15	158,216.980	16.83	2,662,792
Band 17	55,899.995	16.63	929,617
Band 20	233,972.114	23.52	5,503,024
Band 46	144,710.589	13.37	1,934,781
	980,506.998		$ 20,211,285
ING DFA World Equity Portfolio - Service Class			
Contracts in accumulation period:			
Band 2	1,664.884	$ 8.10	$ 13,486
Band 4	106,389.893	7.78	827,713
Band 6	4,943,230.674	7.73	38,211,173
Band 7	254,541.931	7.72	1,965,064
Band 8	1,171,177.663	7.68	8,994,644
Band 9	72,381.401	7.66	554,442
Band 10	6,207,831.265	7.65	47,489,909
Band 11	419,811.157	7.63	3,203,159
Band 12	45,923.957	7.61	349,481
Band 13	932,786.049	7.60	7,089,174
Band 14	971,316.821	7.56	7,343,155
Band 15	1,448,851.906	7.55	10,938,832
Band 16	66,293.282	7.51	497,863
Band 17	989,583.395	7.50	7,421,875
Band 18	3,249.857	7.48	24,309
Band 19	13,658.251	7.45	101,754
Band 20	200,924.748	7.58	1,523,010
Band 21	49,868.348	7.53	375,509
Band 26	11,163.741	8.11	90,538
Band 27	1,815.602	8.02	14,561
Band 28	1,170.591	7.97	9,330

Division/Contract	Units	Unit Value	Extended Value
ING DFA World Equity Portfolio - Service Class (continued)			
Band 29	2,089.240	$ 7.96	$ 16,630
Band 35	2,839.303	8.68	24,645
Band 38	282,214.629	7.87	2,221,029
Band 39	31,054.007	8.54	265,201
Band 40	3,610.506	8.50	30,689
Band 41	2,588.840	7.87	20,374
Band 42	2,443.230	7.81	19,082
Band 43	2,955.892	7.77	22,967
Band 46	1,211,813.198	7.46	9,040,126
Band 47	246,880.417	7.41	1,829,384
Band 51	5,299.513	7.50	39,746
Band 52	11,309.804	7.72	87,312
Band 55	6,111.366	7.68	46,935
Band 56	756,956.165	8.00	6,055,649
Band 57	6,766.179	7.83	52,979
	20,488,567.705		$ 156,811,729
ING FMR^{SM} Diversified Mid Cap Portfolio - Service Class			
Currently payable annuity contracts:	130.129	$ 16.01	$ 2,083
Contracts in accumulation period:			
Band 1	11,729.283	12.04	141,221
Band 2	100,631.337	16.01	1,611,108
Band 3	8,042.008	15.39	123,767
Band 4	174,082.762	15.57	2,710,469
Band 5	178,141.272	15.48	2,757,627
Band 6	5,710,570.705	15.30	87,371,732
Band 7	3,550,564.852	15.22	54,039,597
Band 8	3,466,025.970	15.04	52,129,031
Band 9	630,248.986	14.96	9,428,525
Band 10	5,271,379.934	14.87	78,385,420
Band 11	3,393,678.061	14.79	50,192,499
Band 12	1,010,371.609	14.70	14,852,463
Band 13	3,532,534.991	14.62	51,645,662
Band 14	5,097,410.293	14.45	73,657,579
Band 15	1,808,715.106	14.37	25,991,236
Band 16	282,979.960	14.21	4,021,145
Band 17	3,089,743.493	14.13	43,658,076
Band 18	111,339.066	14.04	1,563,200
Band 19	286,835.429	13.88	3,981,276
Band 20	1,662,045.069	14.54	24,166,135
Band 21	281,181.663	14.29	4,018,086
Band 24	146.648	16.95	2,486
Band 25	36,120.687	16.20	585,155
Band 26	125,182.537	14.12	1,767,577
Band 27	31,410.929	13.84	434,727
Band 28	28,688.319	13.70	393,030
Band 29	24,119.131	13.65	329,226
Band 30	14,421.644	13.37	192,817
Band 31	1,649.490	13.24	21,839

Division/Contract	Units	Unit Value	Extended Value
ING FMR^{SM} Diversified Mid Cap Portfolio - Service Class (continued)			
Band 38	91,618.907	$ 11.52	$ 1,055,450
Band 41	33,723.916	13.38	451,226
Band 42	4,922.236	13.20	64,974
Band 43	48,978.918	13.07	640,154
Band 46	1,857,591.819	12.79	23,758,599
Band 47	239,904.678	12.65	3,034,794
Band 50	14,068.364	11.05	155,455
Band 51	1,675.044	10.87	18,208
Band 52	3,535.280	11.27	39,843
Band 53	1,449.384	11.11	16,103
Band 54	2,931.163	10.93	32,038
Band 55	8,837.079	11.20	98,975
Band 56	756,162.463	9.69	7,327,214
Band 57	9,498.072	9.47	89,947
Band 59	1,431.314	9.27	13,268
Band 60	9,347.874	9.51	88,898
	43,005,797.874		$ 627,059,940
ING FMR^{SM} Diversified Mid Cap Portfolio - Service 2 Class			
Contracts in accumulation period:			
Band 6	330,143.723	$ 19.79	$ 6,533,544
Band 7	615.815	19.70	12,132
Band 10	237,256.726	19.33	4,586,173
Band 11	4,512.710	19.24	86,825
Band 12	59,866.240	19.15	1,146,438
Band 13	346.393	13.03	4,514
Band 14	62,612.020	14.86	930,415
Band 15	207,875.189	14.80	3,076,553
Band 17	112,929.704	14.63	1,652,162
Band 20	471,606.557	18.97	8,946,376
Band 46	208,049.858	12.66	2,633,911
	1,695,814.935		$ 29,609,043

Division/Contract	Units	Unit Value	Extended Value
ING Franklin Income Portfolio - Service Class			
Contracts in accumulation period:			
Band 2	38,704.065	$ 11.57	$ 447,806
Band 3	1,509.430	11.34	17,117
Band 4	298,670.611	11.40	3,404,845
Band 5	32,500.091	11.37	369,526
Band 6	5,332,275.034	11.31	60,308,031
Band 7	1,455,775.018	11.27	16,406,584
Band 8	2,799,708.133	11.21	31,384,728
Band 9	577,972.682	11.18	6,461,735
Band 10	7,981,689.719	11.14	88,916,023
Band 11	1,622,710.703	11.11	18,028,316
Band 12	280,114.568	11.08	3,103,669
Band 13	2,453,411.793	11.05	27,110,200
Band 14	3,852,676.918	10.98	42,302,393
Band 15	3,219,718.727	10.95	35,255,920
Band 16	430,244.762	10.89	4,685,365
Band 17	3,037,543.523	10.86	32,987,723
Band 18	25,857.275	10.83	280,034
Band 19	86,239.012	10.76	927,932
Band 20	844,774.179	11.02	9,309,411
Band 21	424,823.006	10.92	4,639,067
Band 26	516,177.709	11.60	5,987,661
Band 27	173,782.096	11.40	1,981,116
Band 28	77,095.075	11.30	871,174
Band 29	76,729.387	11.27	864,740
Band 30	13,250.889	11.08	146,820
Band 31	8,733.766	10.98	95,897
Band 34	99.748	10.58	1,055
Band 38	359,769.861	11.63	4,184,123
Band 41	54,378.737	11.08	602,516
Band 42	9,288.595	10.96	101,803
Band 43	159,865.637	10.86	1,736,141
Band 45	15,269.726	10.55	161,096
Band 46	3,488,970.381	10.80	37,680,880
Band 47	489,208.184	10.70	5,234,528
Band 50	2,772.701	11.14	30,888
Band 51	19,049.168	10.95	208,588
Band 55	10,958.596	11.30	123,832
Band 56	932,258.115	10.54	9,826,001
Band 57	4,817.201	10.31	49,665
Band 59	6,380.969	10.08	64,320
Band 60	2,775.003	10.35	28,721
	41,218,550.793		$ 456,327,990

Division/Contract	Units	Unit Value	Extended Value
ING Franklin Income Portfolio - Service 2 Class			
Contracts in accumulation period:			
Band 6	193,021.151	$ 11.21	$ 2,163,767
Band 10	168,508.984	11.05	1,862,024
Band 12	27,686.705	10.99	304,277
Band 14	12,148.192	10.90	132,415
Band 15	63,222.432	10.86	686,596
Band 17	42,702.983	10.77	459,911
Band 20	211,753.946	10.93	2,314,471
Band 46	101,391.925	10.71	1,085,908
	820,436.318		$ 9,009,369
ING Franklin Mutual Shares Portfolio - Service Class			
Contracts in accumulation period:			
Band 2	16,015.002	$ 9.97	$ 159,670
Band 3	356.664	9.81	3,499
Band 4	125,063.941	9.86	1,233,130
Band 5	20,672.680	9.83	203,212
Band 6	3,129,465.553	9.79	30,637,468
Band 7	435,094.409	9.76	4,246,521
Band 8	1,265,714.317	9.72	12,302,743
Band 9	327,333.969	9.70	3,175,139
Band 10	4,121,111.593	9.67	39,851,149
Band 11	517,167.851	9.65	4,990,670
Band 12	118,136.302	9.63	1,137,653
Band 13	1,078,900.560	9.60	10,357,445
Band 14	1,336,419.369	9.56	12,776,169
Band 15	1,560,289.319	9.54	14,885,160
Band 16	139,255.368	9.49	1,321,533
Band 17	1,029,026.723	9.47	9,744,883
Band 18	2,823.209	9.44	26,651
Band 19	22,664.382	9.40	213,045
Band 20	336,153.687	9.58	3,220,352
Band 21	186,762.883	9.51	1,776,115
Band 26	164,540.179	10.00	1,645,402
Band 27	51,173.353	9.86	504,569
Band 28	62,952.727	9.79	616,307
Band 29	99,922.010	9.76	975,239
Band 30	6,981.345	9.63	67,230
Band 34	27.910	9.27	259
Band 38	277,198.041	9.98	2,766,436
Band 41	9,156.288	9.63	88,175
Band 42	10,800.956	9.54	103,041
Band 43	50,033.036	9.47	473,813
Band 46	1,373,669.614	9.42	12,939,968
Band 47	160,606.522	9.35	1,501,671
Band 50	3,822.114	9.61	36,731
Band 51	7,470.960	9.47	70,750
Band 55	31,431.044	9.72	305,510
Band 56	421,895.388	8.72	3,678,928

Division/Contract	Units	Unit Value	Extended Value
ING Franklin Mutual Shares Portfolio - Service Class (continued)			
Band 57	12,250.905	$ 8.53	$ 104,500
Band 59	1,821.817	8.34	15,194
Band 60	4,025.853	8.56	34,461
	18,518,207.843		$ 178,190,391
ING Franklin Templeton Founding Strategy Portfolio - Service Class			
Contracts in accumulation period:			
Band 2	1,347.822	$ 8.48	$ 11,430
Band 4	691,364.518	8.38	5,793,635
Band 5	18,982.249	8.36	158,692
Band 6	15,200,030.002	8.32	126,464,250
Band 7	972,146.939	8.30	8,068,820
Band 8	5,275,013.781	8.26	43,571,614
Band 9	430,272.993	8.24	3,545,449
Band 10	25,269,581.161	8.22	207,715,957
Band 11	2,265,852.263	8.20	18,579,989
Band 12	100,360.667	8.18	820,950
Band 13	3,439,172.892	8.16	28,063,651
Band 14	6,194,693.672	8.13	50,362,860
Band 15	8,466,762.861	8.11	68,665,447
Band 16	719,654.558	8.07	5,807,612
Band 17	4,789,594.729	8.05	38,556,238
Band 18	5,985.565	8.03	48,064
Band 19	12,164.071	7.99	97,191
Band 20	1,059,181.998	8.14	8,621,741
Band 21	352,467.179	8.09	2,851,459
Band 26	72,451.478	8.50	615,838
Band 27	78,884.578	8.38	661,053
Band 28	26,331.425	8.32	219,077
Band 29	23,989.067	8.30	199,109
Band 30	778.902	8.18	6,371
Band 35	40,453.754	9.49	383,906
Band 36	2,673.281	9.41	25,156
Band 38	3,649,352.344	8.48	30,946,508
Band 39	9,146.034	9.33	85,332
Band 40	31,705.680	9.27	293,912
Band 41	89.999	8.19	737
Band 42	1,209.793	8.11	9,811
Band 43	46,234.286	8.05	372,186
Band 45	13,115.417	7.86	103,087
Band 46	6,811,239.097	8.01	54,558,025
Band 47	562,265.411	7.95	4,470,010
Band 50	109,413.299	8.17	893,907
Band 51	28,228.248	8.05	227,237
Band 52	3,078.392	8.30	25,551
Band 53	4,162.745	8.21	34,176
Band 54	2,601.698	8.09	21,048
Band 55	258,426.573	8.26	2,134,603

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

Division/Contract	Units	Unit Value		Extended Value	
ING Franklin Templeton Founding Strategy Portfolio -					
Service Class (continued)					
Band 56	3,585,554.937	$	9.06	$	32,485,128
Band 57	141,323.702		8.86		1,252,128
Band 60	15,438.681		8.90		137,404
	90,782,778.741			$	747,966,349
ING Global Resources Portfolio - Adviser Class					
Contracts in accumulation period:					
Band 4	55,591.423	$	8.87	$	493,096
Band 5	350.397		8.87		3,108
Band 6	1,282,948.398		8.86		11,366,923
Band 7	346,104.150		8.85		3,063,022
Band 8	673,859.040		8.85		5,963,653
Band 9	49,514.525		8.84		437,708
Band 10	2,030,065.724		8.84		17,945,781
Band 11	356,593.596		8.83		3,148,721
Band 12	41,461.469		8.83		366,105
Band 13	738,508.325		8.82		6,513,643
Band 14	1,013,356.130		8.82		8,937,801
Band 15	1,097,888.851		8.81		9,672,401
Band 16	72,343.934		8.80		636,627
Band 17	811,636.457		8.80		7,142,401
Band 18	281.251		8.79		2,472
Band 19	171,637.055		8.79		1,508,690
Band 20	273,084.685		8.82		2,408,607
Band 21	55,722.319		8.81		490,914
Band 26	40,754.965		8.90		362,719
Band 27	3,241.849		8.87		28,755
Band 28	2,358.833		8.86		20,899
Band 29	8,652.334		8.85		76,573
Band 30	7,111.652		8.83		62,796
Band 31	663.422		8.82		5,851
Band 38	8,902.438		8.89		79,143
Band 41	12,156.467		8.83		107,342
Band 42	12,786.743		8.81		112,651
Band 43	20,313.139		8.80		178,756
Band 46	527,554.819		8.79		4,637,207
Band 47	186,328.349		8.78		1,635,963
Band 50	4,086.241		8.82		36,041
Band 55	6,585.052		8.85		58,278
Band 56	45,101.831		8.88		400,504
Band 57	5,688.838		8.83		50,232
	9,963,234.701			$	87,955,383

Division/Contract	Units	Unit Value	Extended Value
ING Global Resources Portfolio - Service Class			
Currently payable annuity contracts:	334.259	$ 43.90	$ 14,674
Contracts in accumulation period:			
Band 1	5,916.970	45.97	272,003
Band 2	44,443.701	43.90	1,951,078
Band 3	1,113.510	40.47	45,064
Band 4	40,916.381	41.49	1,697,621
Band 5	22,269.202	40.96	912,147
Band 6	1,732,824.465	40.07	69,434,276
Band 7	774,668.874	39.56	30,645,901
Band 8	1,218,902.620	38.70	47,171,531
Band 9	118,051.811	38.20	4,509,579
Band 10	2,069,619.588	37.76	78,148,836
Band 11	554,538.174	37.32	20,695,365
Band 12	123,084.361	36.89	4,540,582
Band 13	844,498.816	36.46	30,790,427
Band 14	1,281,052.576	35.62	45,631,093
Band 15	1,073,347.202	35.21	37,792,555
Band 16	122,111.827	34.39	4,199,426
Band 17	1,511,688.286	33.99	51,382,285
Band 18	21,861.228	33.60	734,537
Band 19	46,868.953	32.82	1,538,239
Band 20	417,455.142	36.04	15,045,083
Band 21	65,462.982	34.80	2,278,112
Band 25	8,796.479	44.93	395,226
Band 26	82,785.188	18.39	1,522,420
Band 27	43,991.372	18.02	792,725
Band 28	24,921.363	17.84	444,597
Band 29	54,834.318	17.78	974,954
Band 30	488.366	17.42	8,507
Band 31	3,727.471	17.24	64,262
Band 34	22.821	16.50	377
Band 38	102,487.816	13.08	1,340,541
Band 41	31,276.123	17.43	545,143
Band 42	9,461.392	17.19	162,641
Band 43	51,477.983	17.02	876,155
Band 45	5,089.071	16.43	83,613
Band 46	1,477,903.040	17.73	26,203,221
Band 47	220,304.091	17.54	3,864,134
Band 50	10,612.778	12.54	133,084
Band 51	4,345.457	12.33	53,579
Band 52	2,916.376	12.78	37,271
Band 54	6,781.694	12.40	84,093
Band 55	20,963.205	12.71	266,442
Band 56	430,843.701	8.79	3,787,116
Band 57	29,640.250	8.60	254,906
Band 59	2,853.275	8.41	23,996
Band 60	3,132.745	8.63	27,036
	14,720,687.303		$ 491,376,453

Division/Contract	Units	Unit Value	Extended Value
ING Global Resources Portfolio - Service 2 Class			
Contracts in accumulation period:			
Band 6	208,067.947	$ 27.67	$ 5,757,240
Band 7	23.151	27.54	638
Band 10	134,932.878	27.02	3,645,886
Band 11	1,734.201	26.90	46,650
Band 12	30,339.769	26.77	812,196
Band 13	1,082.472	18.06	19,549
Band 14	80,610.946	18.26	1,471,956
Band 15	125,813.962	18.19	2,288,556
Band 17	63,975.469	17.97	1,149,639
Band 20	279,115.180	26.52	7,402,135
Band 46	125,815.721	17.55	2,208,066
	1,051,511.696		$ 24,802,511
ING Invesco Van Kampen Growth and Income Portfolio - Service Class			
Currently payable annuity contracts:	700.976	$ 30.44	$ 21,338
Contracts in accumulation period:			
Band 1	2,300.003	31.58	72,634
Band 2	214,747.506	30.44	6,536,914
Band 3	5,665.783	28.54	161,701
Band 4	87,579.258	29.11	2,549,432
Band 5	61,607.046	28.81	1,774,899
Band 6	1,747,429.239	28.32	49,487,196
Band 7	892,019.587	28.02	24,994,389
Band 8	1,976,047.343	27.55	54,440,104
Band 9	163,462.108	27.26	4,455,977
Band 10	1,424,895.325	27.00	38,472,174
Band 11	2,249,648.422	26.76	60,200,592
Band 12	281,912.236	26.51	7,473,493
Band 13	1,022,651.157	26.26	26,854,819
Band 14	1,699,609.904	25.78	43,815,943
Band 15	490,438.016	25.54	12,525,787
Band 16	46,560.029	25.07	1,167,260
Band 17	661,759.395	24.84	16,438,103
Band 18	22,781.400	24.61	560,650
Band 19	60,620.346	24.16	1,464,588
Band 20	378,441.426	26.02	9,847,046
Band 21	71,759.432	25.31	1,816,231
Band 24	48.640	33.37	1,623
Band 25	14,821.755	31.01	459,623
Band 26	112,871.434	11.58	1,307,051
Band 27	50,375.541	11.35	571,762
Band 28	32,383.248	11.23	363,664
Band 29	33,054.096	11.20	370,206
Band 30	2,706.201	10.97	29,687
Band 31	1,193.564	10.86	12,962
Band 38	51,300.779	10.28	527,372
Band 41	6,097.155	10.98	66,947
Band 42	3,040.713	10.83	32,931

Division/Contract	Units	Unit Value	Extended Value
ING Invesco Van Kampen Growth and Income Portfolio -			
Service Class (continued)			
Band 43	31,112.102	$ 10.72	$ 333,522
Band 45	1,817.834	10.35	18,815
Band 46	1,068,204.956	10.57	11,290,926
Band 47	156,097.045	10.46	1,632,775
Band 50	564.922	9.87	5,576
Band 51	1,861.565	9.70	18,057
Band 55	5,834.181	10.01	58,400
Band 56	151,563.945	9.06	1,373,169
Band 57	2,231.418	8.86	19,770
Band 60	70.118	8.90	624
	15,289,887.149		$ 383,626,732
ING Invesco Van Kampen Growth and Income Portfolio -			
Service 2 Class			
Contracts in accumulation period:			
Band 6	440,585.961	$ 15.03	$ 6,622,007
Band 7	7,011.069	14.96	104,886
Band 8	799.745	14.82	11,852
Band 10	311,599.269	14.68	4,574,277
Band 11	10,548.768	14.61	154,118
Band 12	203,852.206	14.54	2,964,011
Band 13	11,059.964	10.76	119,005
Band 14	59,463.747	11.55	686,806
Band 15	317,217.275	11.51	3,651,171
Band 17	208,108.626	11.37	2,366,195
Band 20	1,348,143.740	14.40	19,413,270
Band 46	370,212.729	10.46	3,872,425
	3,288,603.099		$ 44,540,023
ING JPMorgan Emerging Markets Equity Portfolio - Service			
Class			
Currently payable annuity contracts:	113.588	$ 20.90	$ 2,374
Contracts in accumulation period:			
Band 1	5,135.800	21.49	110,368
Band 2	109,774.083	20.90	2,294,278
Band 3	2,625.526	19.89	52,222
Band 4	113,266.895	20.18	2,285,726
Band 5	59,214.271	20.04	1,186,654
Band 6	3,601,771.070	19.76	71,170,996
Band 7	1,355,401.888	19.62	26,592,985
Band 8	2,514,897.578	19.35	48,663,268
Band 9	202,005.669	19.21	3,880,529
Band 10	4,231,276.318	19.08	80,732,752
Band 11	965,703.749	18.94	18,290,429
Band 12	180,429.745	18.81	3,393,884
Band 13	1,616,591.493	18.68	30,197,929
Band 14	2,382,690.250	18.41	43,865,328
Band 15	2,027,388.701	18.29	37,080,939
Band 16	146,619.854	18.03	2,643,556
Band 17	2,617,081.365	17.90	46,845,756

Division/Contract	Units	Unit Value	Extended Value
ING JPMorgan Emerging Markets Equity Portfolio - Service Class (continued)			
Band 18	35,733.305	$ 17.78	$ 635,338
Band 19	83,707.093	17.53	1,467,385
Band 20	757,491.359	18.55	14,051,465
Band 21	93,923.226	18.16	1,705,646
Band 25	10,653.076	21.19	225,739
Band 26	113,487.567	20.10	2,281,100
Band 27	33,767.787	19.70	665,225
Band 28	32,678.757	19.50	637,236
Band 29	53,525.133	19.43	1,039,993
Band 30	9,693.957	19.04	184,573
Band 31	6,951.705	18.84	130,970
Band 35	101,176.421	8.67	877,200
Band 36	28,933.312	8.61	249,116
Band 37	9,928.404	8.56	84,987
Band 38	747,611.698	14.39	10,758,132
Band 39	374,519.495	8.53	3,194,651
Band 40	68,740.116	8.48	582,916
Band 41	19,646.688	19.05	374,269
Band 42	11,030.963	18.79	207,272
Band 43	42,309.415	18.60	786,955
Band 45	2,709.193	17.96	48,657
Band 46	1,493,383.068	18.98	28,344,411
Band 47	139,259.458	18.77	2,613,900
Band 50	6,456.455	13.84	89,357
Band 51	1,883.001	13.61	25,628
Band 52	646.286	14.11	9,119
Band 53	724.526	13.91	10,078
Band 54	2,586.249	13.68	35,380
Band 55	4,365.502	14.03	61,248
Band 56	550,187.105	8.08	4,445,512
Band 57	12,483.028	7.91	98,741
Band 59	1,663.805	7.73	12,861
Band 60	1,712.390	7.94	13,596
	26,985,557.386		$ 495,238,629
ING JPMorgan Emerging Markets Equity Portfolio - Service 2 Class			
Contracts in accumulation period:			
Band 6	209,191.819	$ 30.35	$ 6,348,972
Band 7	503.027	30.20	15,191
Band 8	265.646	29.92	7,948
Band 10	123,292.999	29.64	3,654,404
Band 11	4,886.032	29.50	144,138
Band 12	28,290.147	29.36	830,599
Band 13	5,687.496	19.32	109,882
Band 14	54,675.204	20.04	1,095,691
Band 15	203,557.322	19.96	4,063,004
Band 17	39,119.825	19.72	771,443
Band 20	205,142.770	29.08	5,965,552
Band 46	131,736.277	18.77	2,472,690
	1,006,348.564		$ 25,479,514

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING JPMorgan Small Cap Core Equity Portfolio - Service Class			
Contracts in accumulation period:			
Band 2	5,175.768	$ 16.10	$ 83,330
Band 4	82,902.966	15.71	1,302,406
Band 5	24,725.765	15.64	386,711
Band 6	1,899,433.483	15.49	29,422,225
Band 7	1,125,310.409	15.41	17,341,033
Band 8	1,344,449.235	15.26	20,516,295
Band 9	132,827.777	15.18	2,016,326
Band 10	2,752,075.385	15.11	41,583,859
Band 11	437,975.161	15.04	6,587,146
Band 12	170,175.416	14.96	2,545,824
Band 13	1,128,312.477	14.89	16,800,573
Band 14	1,505,821.383	14.74	22,195,807
Band 15	913,589.564	14.67	13,402,359
Band 16	76,852.758	14.53	1,116,671
Band 17	1,106,716.003	14.46	16,003,113
Band 18	23,525.045	14.38	338,290
Band 19	83,087.104	14.24	1,183,160
Band 20	439,796.856	14.82	6,517,789
Band 21	92,609.644	14.60	1,352,101
Band 25	6,758.139	16.26	109,887
Band 26	95,305.998	16.18	1,542,051
Band 27	42,160.052	15.71	662,334
Band 28	37,858.128	15.48	586,044
Band 29	11,437.476	15.41	176,252
Band 30	3,731.924	14.96	55,830
Band 31	1,522.402	14.74	22,440
Band 38	78,667.979	11.67	918,055
Band 41	10,932.760	15.98	174,706
Band 42	16,153.111	15.71	253,765
Band 43	65,090.463	15.51	1,009,553
Band 44	212.135	13.23	2,807
Band 45	1,349.465	12.90	17,408
Band 46	1,272,973.874	11.61	14,779,227
Band 47	102,204.064	11.48	1,173,303
Band 50	3,677.534	11.21	41,225
Band 51	4,517.474	11.03	49,828
Band 52	2,957.816	11.43	33,808
Band 54	351.494	11.09	3,898
Band 55	19,296.594	11.37	219,402
Band 56	120,691.584	11.55	1,393,988
Band 57	1,026.069	11.30	11,595
	15,244,238.734		$ 223,932,424

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING JPMorgan Small Cap Core Equity Portfolio - Service 2 Class			
Contracts in accumulation period:			
Band 6	330,057.806	$ 18.46	$ 6,092,867
Band 7	291.155	18.38	5,351
Band 10	263,580.889	18.03	4,752,363
Band 11	17,536.943	17.95	314,788
Band 12	82,266.178	17.86	1,469,274
Band 13	4,681.228	11.81	55,285
Band 14	73,343.974	13.71	1,005,546
Band 15	271,666.678	13.65	3,708,250
Band 17	162,170.674	13.49	2,187,682
Band 20	538,079.705	17.69	9,518,630
Band 46	259,528.719	11.48	2,979,390
	2,003,203.949		$ 32,089,426
ING Large Cap Growth Portfolio - Service Class			
Contracts in accumulation period:			
Band 2	4,303.282	$ 14.48	$ 62,312
Band 4	43,272.120	14.20	614,464
Band 5	22,683.376	14.15	320,970
Band 6	2,130,653.452	14.04	29,914,374
Band 7	1,126,810.730	13.98	15,752,814
Band 8	993,020.038	13.88	13,783,118
Band 9	61,615.216	13.82	851,522
Band 10	2,724,627.373	13.77	37,518,119
Band 11	645,862.991	13.71	8,854,782
Band 12	103,157.744	13.66	1,409,135
Band 13	947,949.933	13.61	12,901,599
Band 14	1,623,161.399	13.50	21,912,679
Band 15	1,038,029.392	13.45	13,961,495
Band 16	83,180.120	13.35	1,110,455
Band 17	1,540,422.434	13.29	20,472,214
Band 18	3,869.609	13.24	51,234
Band 19	83,478.016	13.14	1,096,901
Band 20	913,633.717	13.56	12,388,873
Band 21	68,432.470	13.40	916,995
Band 26	93,343.516	14.54	1,357,215
Band 27	56,882.754	14.20	807,735
Band 28	27,517.202	14.04	386,342
Band 29	9,996.253	13.98	139,748
Band 30	2,712.794	13.66	37,057
Band 31	795.570	13.50	10,740
Band 35	14,772.814	15.41	227,649
Band 36	8,466.551	15.20	128,692
Band 37	4,517.609	15.05	67,990
Band 38	191,819.165	15.15	2,906,060
Band 39	22,643.804	14.95	338,525
Band 40	32,085.044	14.80	474,859
Band 41	6,527.737	13.67	89,234
Band 42	1,490.210	13.46	20,058

Division/Contract	Units	Unit Value	Extended Value
ING Large Cap Growth Portfolio - Service Class (continued)			
Band 43	25,793.500	$ 13.30	$ 343,054
Band 46	1,048,579.120	12.72	13,337,926
Band 47	132,179.120	12.59	1,664,135
Band 52	3,322.456	13.80	45,850
Band 56	100,323.493	13.62	1,366,406
Band 57	7,472.657	13.38	99,984
Band 60	2,076.822	13.42	27,871
	15,951,481.603		$ 217,771,185
ING Large Cap Growth Portfolio - Service 2 Class			
Contracts in accumulation period:			
Band 6	11,643.883	$ 13.87	$ 161,501
Band 10	4,130.924	13.61	56,222
Band 15	13,113.696	13.29	174,281
Band 17	8,118.393	13.14	106,676
Band 20	8,947.507	13.40	119,897
Band 46	13,154.438	12.59	165,614
	59,108.841		$ 784,191
ING Large Cap Value Portfolio - Service Class			
Contracts in accumulation period:			
Band 2	3,598.667	$ 10.09	$ 36,311
Band 3	941.825	10.06	9,475
Band 4	31,802.852	10.07	320,255
Band 5	47,956.027	10.06	482,438
Band 6	569,147.045	10.05	5,719,928
Band 7	698,403.185	10.05	7,018,952
Band 8	302,099.582	10.04	3,033,080
Band 9	126,840.302	10.03	1,272,208
Band 10	793,834.033	10.03	7,962,155
Band 11	454,491.687	10.02	4,554,007
Band 12	176,267.500	10.02	1,766,200
Band 13	592,607.279	10.01	5,931,999
Band 14	1,146,571.594	10.00	11,465,716
Band 15	195,175.621	10.00	1,951,756
Band 16	27,527.859	9.99	275,003
Band 17	438,205.297	9.99	4,377,671
Band 18	18,640.990	9.98	186,037
Band 19	81,094.803	9.97	808,515
Band 20	327,575.246	10.01	3,279,028
Band 21	115,964.465	10.00	1,159,645
Band 25	6,269.349	10.10	63,320
Band 26	27,518.494	10.10	277,937
Band 27	8,759.219	10.07	88,205
Band 28	7,506.857	10.05	75,444
Band 29	10,045.381	10.05	100,956
Band 30	3,590.586	10.02	35,978
Band 31	142.608	10.00	1,426
Band 38	8,771.866	10.09	88,508
Band 41	10,354.075	10.02	103,748

Division/Contract	Units	Unit Value	Extended Value
ING Large Cap Value Portfolio - Service Class (continued)			
Band 42	3,600.592	$ 10.00	$ 36,006
Band 43	10,313.227	9.99	103,029
Band 44	188.072	9.95	1,871
Band 46	114,930.742	9.98	1,147,009
Band 47	64,676.332	9.96	644,176
Band 55	1,700.027	10.04	17,068
Band 56	31,775.224	10.08	320,294
Band 57	1,064.846	10.02	10,670
Band 60	2,933.710	10.03	29,425
	6,462,887.066		$ 64,755,449
ING Limited Maturity Bond Portfolio - Service Class			
Currently payable annuity contracts:	517.642	$ 25.23	$ 13,060
Contracts in accumulation period:			
Band 1	3,721.768	26.42	98,329
Band 2	159,404.909	25.23	4,021,786
Band 3	858.265	23.26	19,963
Band 4	43,767.499	23.86	1,044,293
Band 5	32,416.683	23.52	762,440
Band 6	463,361.395	23.05	10,680,480
Band 7	452,611.446	22.71	10,278,806
Band 8	308,130.402	22.26	6,858,983
Band 9	70,897.368	21.93	1,554,779
Band 10	148,474.939	21.68	3,218,937
Band 11	541,365.080	21.47	11,623,108
Band 12	122,106.361	21.18	2,586,213
Band 13	424,985.081	20.94	8,899,188
Band 14	430,747.227	20.45	8,808,781
Band 16	5,511.648	19.78	109,020
Band 17	65,463.193	19.55	1,279,805
Band 18	8,670.526	19.33	167,601
Band 19	21,034.408	18.88	397,130
Band 20	103,048.049	20.73	2,136,186
Band 21	29,769.860	20.02	595,993
Band 24	166.849	28.34	4,729
Band 25	12,540.962	25.85	324,184
Band 49	28,743.792	10.46	300,660
	3,478,315.352		$ 75,784,454

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING Liquid Assets Portfolio - Service Class			
Currently payable annuity contracts:	390.633	$ 18.05	$ 7,051
Contracts in accumulation period:			
Band 1	15,826.116	18.90	299,114
Band 2	147,730.273	18.22	2,691,646
Band 3	13,681.903	16.64	227,667
Band 4	495,766.691	17.06	8,457,780
Band 5	117,754.650	16.78	1,975,923
Band 6	7,655,564.266	16.47	126,087,143
Band 7	4,121,705.337	16.21	66,812,844
Band 8	6,569,785.570	15.91	104,525,288
Band 9	799,160.951	15.65	12,506,869
Band 10	8,416,484.500	15.47	130,203,015
Band 11	4,162,837.891	15.34	63,857,933
Band 12	598,839.708	15.12	9,054,456
Band 13	5,753,834.400	14.94	85,962,286
Band 14	6,483,920.662	14.60	94,665,242
Band 15	4,195,103.428	14.47	60,703,147
Band 16	326,126.046	14.14	4,611,422
Band 17	4,496,701.544	13.98	62,863,888
Band 18	29,746.844	13.81	410,804
Band 19	143,581.130	13.49	1,936,909
Band 20	1,459,796.673	14.82	21,634,187
Band 21	351,542.724	14.31	5,030,576
Band 23	2,322.626	9.76	22,669
Band 25	31,029.164	18.47	573,109
Band 26	973,774.584	18.25	17,771,386
Band 27	464,341.120	17.03	7,907,729
Band 28	301,900.630	16.44	4,963,246
Band 29	375,020.242	16.25	6,094,079
Band 30	63,571.394	15.16	963,742
Band 31	25,963.798	14.63	379,850
Band 35	81,828.381	19.12	1,564,559
Band 36	13,721.626	18.26	250,557
Band 37	1,798.039	17.64	31,717
Band 38	2,007,620.741	10.79	21,662,228
Band 39	129,187.861	10.61	1,370,683
Band 40	300,889.830	10.48	3,153,325
Band 41	365,772.062	10.14	3,708,929
Band 42	53,119.577	9.97	529,602
Band 43	268,088.997	9.84	2,637,996
Band 46	3,219,670.057	9.93	31,971,324
Band 47	653,046.668	9.83	6,419,449
Band 49	574,436.035	10.07	5,784,571
Band 50	20,145.935	10.02	201,862
Band 51	54,397.306	9.85	535,813
Band 52	4,276.469	10.21	43,663
Band 55	39,402.298	10.16	400,327
Band 56	953,252.323	9.81	9,351,405

Division/Contract	Units	Unit Value	Extended Value
ING Liquid Assets Portfolio - Service Class (continued)			
Band 57	142,033.850	$ 9.60	$ 1,363,525
Band 59	8,284.414	9.39	77,791
Band 60	11,709.037	9.63	112,758
Band 64	5,534.157	9.45	52,298
	67,502,021.161		$ 994,425,382
ING Liquid Assets Portfolio - Service 2 Class			
Contracts in accumulation period:			
Band 6	474,480.149	$ 10.29	$ 4,882,401
Band 7	67.663	10.24	693
Band 8	577.270	10.14	5,854
Band 10	219,317.272	10.05	2,204,139
Band 11	5,366.012	10.00	53,660
Band 12	92,504.092	9.95	920,416
Band 13	6,262.580	10.16	63,628
Band 14	28,297.803	10.00	282,978
Band 15	283,684.210	9.96	2,825,495
Band 17	43,021.518	9.84	423,332
Band 20	673,976.844	9.86	6,645,412
Band 46	103,784.645	9.87	1,024,354
	1,931,340.058		$ 19,332,362
ING Marsico Growth Portfolio - Service Class			
Contracts in accumulation period:			
Band 1	3,539.263	$ 18.01	$ 63,742
Band 2	96,275.988	17.44	1,679,053
Band 3	3,206.644	16.50	52,910
Band 4	110,156.457	16.77	1,847,324
Band 5	85,661.694	16.63	1,424,554
Band 6	3,313,503.114	16.37	54,242,046
Band 7	2,006,517.945	16.24	32,585,851
Band 8	2,348,766.317	15.98	37,533,286
Band 9	595,998.936	15.86	9,452,543
Band 10	3,299,008.695	15.73	51,893,407
Band 11	3,175,640.844	15.60	49,539,997
Band 12	547,116.795	15.48	8,469,368
Band 13	2,280,608.727	15.36	35,030,150
Band 14	2,981,380.883	15.11	45,048,665
Band 15	1,040,101.452	14.99	15,591,121
Band 16	133,532.468	14.75	1,969,604
Band 17	1,601,800.923	14.63	23,434,348
Band 18	31,788.541	14.52	461,570
Band 19	140,025.146	14.29	2,000,959
Band 20	942,910.561	15.23	14,360,528
Band 21	181,417.675	14.87	2,697,681
Band 25	28,864.609	17.73	511,770
Band 26	119,730.412	12.45	1,490,644
Band 27	11,883.449	12.17	144,622
Band 28	8,091.374	12.02	97,258
Band 29	41,079.760	11.98	492,136

	Units	Unit Value	Extended Value
ING Marsico Growth Portfolio - Service Class (continued)			
Band 30	543.267	$ 11.70	$ 6,356
Band 31	829.913	11.56	9,594
Band 38	94,799.072	10.70	1,014,350
Band 41	7,021.147	11.71	82,218
Band 42	2,490.093	11.53	28,711
Band 43	49,414.126	11.39	562,827
Band 44	178.057	11.08	1,973
Band 45	3,760.812	10.85	40,805
Band 46	1,861,981.673	10.26	19,103,932
Band 47	216,642.637	10.15	2,198,923
Band 50	606.075	10.30	6,243
Band 52	369.066	10.50	3,875
Band 56	271,842.414	9.15	2,487,358
Band 57	14,053.358	8.96	125,918
	27,653,140.382		$ 417,788,220
ING Marsico Growth Portfolio - Service 2 Class			
Contracts in accumulation period:			
Band 6	233,335.507	$ 15.03	$ 3,507,033
Band 7	4,194.937	14.96	62,756
Band 10	145,340.386	14.68	2,133,597
Band 11	4,234.589	14.61	61,867
Band 12	71,954.389	14.54	1,046,217
Band 13	4,942.128	10.45	51,645
Band 14	44,358.962	11.27	499,926
Band 15	158,524.037	11.22	1,778,640
Band 17	42,193.041	11.09	467,921
Band 20	352,927.988	14.40	5,082,163
Band 46	165,352.379	10.15	1,678,327
	1,227,358.343		$ 16,370,092
ING MFS Total Return Portfolio - Service Class			
Contracts in accumulation period:			
Band 1	3,852.181	$ 29.85	$ 114,988
Band 2	45,308.527	28.83	1,306,245
Band 3	1,745.325	27.12	47,333
Band 4	156,628.930	27.61	4,324,525
Band 5	94,126.555	27.37	2,576,244
Band 6	3,226,359.164	26.90	86,789,062
Band 7	2,059,778.294	26.66	54,913,689
Band 8	2,081,280.228	26.20	54,529,542
Band 9	419,253.593	25.97	10,888,016
Band 10	2,551,462.386	25.75	65,700,156
Band 11	2,843,204.855	25.52	72,558,588
Band 12	690,797.711	25.30	17,477,182
Band 13	1,959,982.073	25.08	49,156,350
Band 14	2,847,179.458	24.64	70,154,502
Band 15	955,562.727	24.43	23,344,397
Band 16	136,029.075	24.00	3,264,698
Band 17	1,429,059.544	23.79	33,997,327

	Units	Unit Value	Extended Value
ING MFS Total Return Portfolio - Service Class (continued)			
Band 18	68,030.235	$ 23.58	$ 1,604,153
Band 19	144,723.889	23.17	3,353,253
Band 20	942,041.062	24.86	23,419,141
Band 21	246,922.834	24.21	5,978,002
Band 23	2,769.223	26.90	74,492
Band 24	243.728	31.45	7,665
Band 25	10,587.841	29.34	310,647
Band 26	233,761.350	29.08	6,797,780
Band 27	139,142.914	27.60	3,840,344
Band 28	66,582.536	26.89	1,790,404
Band 29	29,016.044	26.65	773,278
Band 30	12,444.727	25.29	314,727
Band 31	10,489.460	24.63	258,355
Band 34	510.371	22.02	11,238
Band 35	30,741.415	30.12	925,931
Band 36	5,235.788	29.09	152,309
Band 37	15,434.798	28.34	437,422
Band 38	225,137.007	13.70	3,084,377
Band 39	33,015.901	13.47	444,724
Band 40	9,772.750	13.30	129,978
Band 41	19,342.174	12.61	243,905
Band 42	54,649.203	12.39	677,104
Band 43	100,822.641	12.24	1,234,069
Band 44	2,060.125	11.15	22,970
Band 45	4,558.998	10.94	49,875
Band 46	1,714,266.054	10.58	18,136,935
Band 47	334,276.829	10.47	3,499,878
Band 49	75,442.241	9.62	725,754
Band 50	4,303.356	10.74	46,218
Band 55	442.598	10.89	4,820
Band 56	595,977.421	10.00	5,959,774
Band 57	29,165.313	9.79	285,528
Band 58	3,768.432	9.69	36,516
	26,667,289.884		$ 635,774,410
ING MFS Total Return Portfolio - Service 2 Class			
Contracts in accumulation period:			
Band 6	296,157.268	$ 13.85	$ 4,101,778
Band 7	12,323.758	13.78	169,821
Band 8	3,671.964	13.65	50,122
Band 10	348,161.140	13.52	4,707,139
Band 11	11,707.825	13.46	157,587
Band 12	165,669.037	13.40	2,219,965
Band 13	15,610.966	10.78	168,286
Band 14	66,854.832	11.35	758,802
Band 15	356,057.990	11.30	4,023,455
Band 17	162,635.777	11.17	1,816,642
Band 20	715,891.238	13.27	9,499,877
Band 46	317,051.251	10.48	3,322,697
	2,471,793.046		$ 30,996,171

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

	Units	Unit Value	Extended Value
ING MFS Utilities Portfolio - Service Class			
Contracts in accumulation period:			
Band 2	3,623.625	$ 17.94	$ 65,008
Band 4	113,327.440	17.64	1,999,096
Band 5	16,067.796	17.58	282,472
Band 6	3,840,253.839	17.46	67,050,832
Band 7	1,294,309.503	17.40	22,520,985
Band 8	2,669,154.556	17.28	46,122,991
Band 9	217,860.041	17.22	3,751,550
Band 10	3,841,707.894	17.17	65,962,125
Band 11	996,428.331	17.11	17,048,889
Band 12	185,600.757	17.05	3,164,493
Band 13	1,691,492.673	16.99	28,738,461
Band 14	2,452,048.165	16.88	41,390,573
Band 15	2,710,113.590	16.82	45,584,111
Band 16	184,202.144	16.71	3,078,018
Band 17	2,969,223.093	16.65	49,437,564
Band 18	50,400.758	16.59	836,149
Band 19	199,527.769	16.48	3,288,218
Band 20	752,323.393	16.94	12,744,358
Band 21	134,093.564	16.76	2,247,408
Band 25	2,697.582	18.06	48,718
Band 26	183,192.669	18.00	3,297,468
Band 27	81,571.007	17.64	1,438,913
Band 28	31,047.518	17.46	542,090
Band 29	66,581.522	17.40	1,158,518
Band 30	12,306.554	17.05	209,827
Band 31	1,868.576	16.87	31,523
Band 35	42,014.995	10.35	434,855
Band 36	21,548.885	10.27	221,307
Band 37	1,244.214	10.21	12,703
Band 38	391,287.119	14.97	5,857,568
Band 39	159,031.270	10.17	1,617,348
Band 40	27,438.712	10.12	277,680
Band 41	41,390.317	17.06	706,119
Band 42	13,977.251	16.83	235,237
Band 43	60,049.011	16.66	1,000,417
Band 44	183.873	16.26	2,990
Band 45	1,484.608	16.09	23,887
Band 46	1,481,608.481	16.54	24,505,804
Band 47	219,116.809	16.37	3,586,942
Band 50	6,056.092	14.42	87,329
Band 51	5,197.017	14.18	73,694
Band 52	638.596	14.70	9,387
Band 54	1,457.075	14.26	20,778
Band 55	10,856.352	14.62	158,720
Band 56	312,980.196	9.71	3,039,038
Band 57	5,363.095	9.50	50,949
Band 59	410.339	9.29	3,812
Band 60	351.830	9.54	3,356
	27,504,710.496		$ 463,970,278

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

	Units	Unit Value	Extended Value
ING Morgan Stanley Global Franchise Portfolio - Service Class			
Contracts in accumulation period:			
Band 2	5,548.774	$ 19.53	$ 108,368
Band 3	706.838	18.87	13,338
Band 4	59,377.304	19.06	1,131,731
Band 5	34,486.340	18.96	653,861
Band 6	2,790,056.283	18.78	52,397,257
Band 7	900,512.734	18.69	16,830,583
Band 8	1,167,129.469	18.51	21,603,566
Band 9	96,489.228	18.42	1,777,332
Band 10	3,618,527.193	18.33	66,327,603
Band 11	495,196.456	18.24	9,032,383
Band 12	169,003.725	18.15	3,067,418
Band 13	1,031,821.413	18.06	18,634,695
Band 14	1,789,273.226	17.88	31,992,205
Band 15	1,432,949.021	17.79	25,492,163
Band 16	94,347.351	17.62	1,662,400
Band 17	1,576,434.209	17.53	27,634,892
Band 18	7,852.205	17.45	137,021
Band 19	120,803.947	17.27	2,086,284
Band 20	568,944.161	17.97	10,223,927
Band 21	118,479.544	17.71	2,098,273
Band 25	6,470.269	19.72	127,594
Band 26	123,662.656	15.36	1,899,458
Band 27	42,889.605	15.05	645,489
Band 28	10,376.972	14.90	154,617
Band 29	54,493.030	14.84	808,677
Band 30	3,478.884	14.54	50,583
Band 38	74,537.731	13.70	1,021,167
Band 41	15,098.399	14.55	219,682
Band 42	355.318	14.36	5,102
Band 43	42,250.385	14.21	600,378
Band 45	293.224	13.72	4,023
Band 46	1,808,040.575	14.81	26,777,081
Band 47	156,962.222	14.66	2,301,066
Band 50	2,074.713	13.12	27,220
Band 51	25,211.098	12.90	325,223
Band 52	842.269	13.38	11,270
Band 53	772.531	13.20	10,197
Band 55	8,596.410	13.31	114,418
Band 56	445,024.005	11.12	4,948,667
Band 57	7,120.649	10.88	77,473
Band 59	8,764.867	10.64	93,258
Band 60	2,602.366	10.92	28,418
	18,917,857.599		$ 333,156,361

	Units	Unit Value	Extended Value
ING Morgan Stanley Global Franchise Portfolio - Service 2 Class			
Contracts in accumulation period:			
Band 6	558,636.208	$ 19.94	$ 11,139,206
Band 7	2,704.781	19.85	53,690
Band 8	417.874	19.66	8,215
Band 10	413,545.788	19.48	8,055,872
Band 11	9,763.044	19.38	189,208
Band 12	143,605.252	19.29	2,770,145
Band 13	8,544.384	15.09	128,935
Band 14	92,820.855	16.00	1,485,134
Band 15	619,308.434	15.94	9,871,776
Band 17	207,650.694	15.75	3,270,498
Band 20	840,455.923	19.11	16,061,113
Band 46	393,958.879	14.66	5,775,437
	3,291,412.116		$ 58,809,229
ING Oppenheimer Active Allocation Portfolio - Service Class			
Contracts in accumulation period:			
Band 4	5,561.634	$ 11.34	$ 63,069
Band 6	1,104,621.683	11.28	12,460,133
Band 7	114,254.898	11.26	1,286,510
Band 8	227,533.519	11.23	2,555,201
Band 9	16,082.301	11.21	180,283
Band 10	1,842,019.652	11.19	20,612,200
Band 11	114,383.585	11.17	1,277,665
Band 12	24,031.779	11.15	267,954
Band 13	201,266.102	11.13	2,240,092
Band 14	140,576.744	11.09	1,558,996
Band 15	203,115.953	11.08	2,250,525
Band 16	12,964.715	11.04	143,130
Band 17	159,190.528	11.02	1,754,280
Band 19	508.682	10.96	5,575
Band 20	112,568.121	11.11	1,250,632
Band 21	8,688.561	11.06	96,095
Band 26	2,735.036	13.87	37,935
Band 27	3,473.389	13.76	47,794
Band 28	1,043.404	13.70	14,295
Band 29	819.210	13.68	11,207
Band 38	11,613.740	11.43	132,745
Band 41	1,831.396	13.57	24,852
Band 43	8,463.403	13.44	113,748
Band 46	153,887.403	10.98	1,689,684
Band 47	11,154.531	10.93	121,919
Band 55	3,420.909	11.23	38,417
Band 56	43,925.354	11.38	499,871
Band 57	2,669.364	11.17	29,817
	4,532,405.596		$ 50,764,624

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

	Units	Unit Value	Extended Value
ING PIMCO High Yield Portfolio - Service Class			
Contracts in accumulation period:			
Band 2	13,222.680	$ 16.32	$ 215,794
Band 4	201,809.554	16.01	3,230,971
Band 5	119,285.592	15.95	1,902,605
Band 6	3,817,891.936	15.83	60,437,229
Band 7	2,491,019.984	15.77	39,283,385
Band 8	2,042,968.719	15.64	31,952,031
Band 9	422,853.763	15.58	6,588,062
Band 10	4,033,509.937	15.52	62,600,074
Band 11	2,219,344.457	15.46	34,311,065
Band 12	726,481.354	15.40	11,187,813
Band 13	2,405,079.046	15.34	36,893,913
Band 14	4,810,950.299	15.22	73,222,664
Band 15	1,686,590.587	15.16	25,568,713
Band 16	222,210.785	15.05	3,344,272
Band 17	2,379,886.281	14.99	35,674,495
Band 18	44,668.450	14.93	666,900
Band 19	248,699.220	14.81	3,683,235
Band 20	1,526,830.177	15.28	23,329,965
Band 21	277,292.995	15.10	4,187,124
Band 24	223.506	16.97	3,793
Band 25	16,300.765	16.45	268,148
Band 26	364,931.234	16.39	5,981,223
Band 27	145,304.142	16.01	2,326,319
Band 28	123,770.505	15.82	1,958,049
Band 29	116,926.955	15.76	1,842,769
Band 30	10,105.855	15.40	155,630
Band 31	3,763.230	15.22	57,276
Band 35	77,752.245	15.61	1,213,713
Band 36	23,220.981	15.40	357,603
Band 37	11,878.740	15.25	181,151
Band 38	304,543.710	15.35	4,674,746
Band 39	49,247.751	15.14	745,611
Band 40	28,281.100	14.99	423,934
Band 41	30,400.315	15.41	468,469
Band 42	19,607.715	15.17	297,449
Band 43	91,354.402	14.99	1,369,402
Band 44	1,397.331	14.58	20,373
Band 45	570.234	14.41	8,217
Band 46	1,467,834.172	13.84	20,314,825
Band 47	258,510.948	13.69	3,539,015
Band 51	452.452	13.63	6,167
Band 55	18,675.521	14.06	262,578
Band 56	100,476.677	13.24	1,330,311
Band 57	17,008.468	12.96	220,430
Band 60	2,885.328	13.01	37,538
Band 64	2,005.337	10.80	21,658
	32,978,025.435		$ 506,366,707

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

	Units	Unit Value	Extended Value
ING PIMCO Total Return Bond Portfolio - Service Class			
Contracts in accumulation period:			
Band 1	2,378.317	$ 21.13	$ 50,254
Band 2	64,107.364	20.40	1,307,790
Band 3	2,259.741	19.20	43,387
Band 4	645,456.849	19.54	12,612,227
Band 5	184,101.743	19.37	3,566,051
Band 6	20,027,467.019	19.04	381,322,972
Band 7	6,848,412.724	18.87	129,229,548
Band 8	10,751,967.824	18.54	199,341,483
Band 9	1,379,258.433	18.38	25,350,770
Band 10	36,121,780.078	18.22	658,138,833
Band 11	6,376,816.269	18.06	115,165,302
Band 12	1,411,066.813	17.91	25,272,207
Band 13	10,482,462.423	17.75	186,063,708
Band 14	12,197,495.062	17.44	212,724,314
Band 15	11,617,299.510	17.29	200,863,109
Band 16	1,148,979.823	16.99	19,521,167
Band 17	10,213,239.652	16.84	171,990,956
Band 18	173,219.150	16.69	2,891,028
Band 19	551,211.159	16.40	9,039,863
Band 20	3,397,061.036	17.59	59,754,304
Band 21	810,060.775	17.14	13,884,442
Band 25	47,973.594	20.77	996,412
Band 26	1,180,256.084	20.58	24,289,670
Band 27	445,273.319	19.53	8,696,188
Band 28	204,692.333	19.03	3,895,295
Band 29	400,065.910	18.86	7,545,243
Band 30	66,773.019	17.90	1,195,237
Band 31	13,273.989	17.43	231,366
Band 34	54.234	15.58	845
Band 35	70,589.878	21.31	1,504,270
Band 36	29,918.601	20.59	616,024
Band 37	3,782.825	20.06	75,883
Band 38	1,698,992.691	15.39	26,147,498
Band 39	121,378.465	15.13	1,836,456
Band 40	33,648.642	14.94	502,711
Band 41	191,670.210	14.48	2,775,385
Band 42	81,657.501	14.24	1,162,803
Band 43	640,563.293	14.06	9,006,320
Band 44	1,645.727	13.41	22,069
Band 45	6,917.579	13.22	91,450
Band 46	15,712,347.143	13.25	208,188,600
Band 47	2,127,253.222	13.11	27,888,290
Band 50	27,161.827	13.84	375,920
Band 51	9,740.353	13.61	132,566
Band 52	9,006.387	14.11	127,080
Band 53	1,316.111	13.92	18,320
Band 55	109,908.041	14.04	1,543,109

	Units	Unit Value	Extended Value
ING PIMCO Total Return Bond Portfolio - Service Class (continued)			
Band 56	4,715,154.381	$ 12.52	$ 59,033,733
Band 57	276,038.054	12.25	3,381,466
Band 58	3,023.561	12.12	36,646
Band 59	20,149.457	11.98	241,390
Band 60	20,596.982	12.29	253,137
Band 64	9,327.677	11.92	111,186
	162,686,252.854		$ 2,820,056,283
ING PIMCO Total Return Bond Portfolio - Service 2 Class			
Contracts in accumulation period:			
Band 6	879,036.840	$ 15.15	$ 13,317,408
Band 7	7,505.946	15.08	113,190
Band 8	1,577.513	14.94	23,568
Band 10	792,426.689	14.80	11,727,915
Band 11	17,762.747	14.73	261,645
Band 12	237,535.986	14.66	3,482,278
Band 13	5,004.783	13.48	67,464
Band 14	176,068.164	13.46	2,369,877
Band 15	432,127.059	13.40	5,790,503
Band 17	204,556.245	13.25	2,710,370
Band 20	1,323,948.300	14.52	19,223,729
Band 46	515,872.356	13.10	6,757,928
	4,593,422.628		$ 65,845,875
ING Pioneer Fund Portfolio - Service Class			
Contracts in accumulation period:			
Band 2	517.746	$ 11.40	$ 5,902
Band 3	328.580	11.13	3,657
Band 4	37,100.056	11.21	415,892
Band 5	28,908.304	11.17	322,906
Band 6	700,025.998	11.09	7,763,288
Band 7	329,596.566	11.06	3,645,338
Band 8	228,589.112	10.98	2,509,908
Band 9	18,880.417	10.94	206,552
Band 10	516,600.160	10.91	5,636,108
Band 11	221,155.147	10.87	2,403,956
Band 12	100,791.230	10.83	1,091,569
Band 13	211,730.139	10.80	2,286,686
Band 14	550,125.036	10.72	5,897,340
Band 15	215,052.461	10.69	2,298,911
Band 16	19,740.742	10.61	209,449
Band 17	344,690.925	10.58	3,646,830
Band 18	9,129.924	10.54	96,229
Band 19	34,717.337	10.47	363,491
Band 20	222,222.969	10.76	2,391,119
Band 21	37,989.890	10.65	404,592
Band 25	3,798.087	11.47	43,564
Band 26	28,145.172	11.43	321,699
Band 27	33,996.813	11.20	380,764
Band 28	12,228.808	11.09	135,617

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

	Units	Unit Value	Extended Value
ING Pioneer Fund Portfolio - Service Class (continued)			
Band 29	3,973.272	$ 11.05	$ 43,905
Band 31	512.103	10.72	5,490
Band 35	19,347.051	11.59	224,232
Band 36	2,273.060	11.43	25,981
Band 38	144,776.949	11.40	1,650,457
Band 39	23,610.472	11.24	265,382
Band 40	26,376.944	11.13	293,575
Band 41	6,668.610	10.84	72,288
Band 42	10,459.698	10.69	111,814
Band 43	14,057.630	10.58	148,730
Band 45	766.611	10.22	7,835
Band 46	202,623.359	10.51	2,129,572
Band 47	49,019.812	10.40	509,806
Band 50	512.694	9.66	4,953
Band 55	2,788.380	9.80	27,326
Band 56	42,802.392	9.06	387,790
	4,456,630.656		$ 48,390,503
ING Pioneer Mid Cap Value Portfolio - Service Class			
Currently payable annuity contracts:	2,053.089	$ 11.44	$ 23,487
Contracts in accumulation period:			
Band 1	5,342.038	10.64	56,839
Band 2	464,875.222	11.44	5,318,173
Band 3	12,181.029	11.17	136,062
Band 4	143,707.485	11.25	1,616,709
Band 5	143,438.290	11.21	1,607,943
Band 6	5,724,050.427	11.13	63,708,681
Band 7	3,350,878.729	11.09	37,161,245
Band 8	2,997,265.843	11.02	33,029,870
Band 9	440,451.597	10.98	4,836,159
Band 10	5,051,320.516	10.94	55,261,446
Band 11	3,065,515.670	10.91	33,444,776
Band 12	759,846.978	10.87	8,259,537
Band 13	2,679,377.890	10.83	29,017,663
Band 14	5,401,694.640	10.76	58,122,234
Band 15	2,060,299.376	10.72	22,086,409
Band 16	162,242.862	10.65	1,727,886
Band 17	2,986,779.263	10.62	31,719,596
Band 18	60,592.463	10.58	641,068
Band 19	235,061.863	10.51	2,470,500
Band 20	2,840,483.270	10.80	30,677,219
Band 21	330,622.125	10.69	3,534,351
Band 25	26,697.796	11.51	307,292
Band 26	129,346.123	11.47	1,483,600
Band 27	28,433.561	11.24	319,593
Band 28	54,155.160	11.13	602,747
Band 29	41,392.930	11.09	459,048
Band 30	3,854.202	10.87	41,895
Band 31	171.499	10.76	1,845

	Units	Unit Value	Extended Value
ING Pioneer Mid Cap Value Portfolio - Service Class (continued)			
Band 35	54,970.525	$ 11.63	$ 639,307
Band 36	16,407.993	11.47	188,200
Band 37	9,402.173	11.36	106,809
Band 38	625,071.161	11.44	7,150,814
Band 39	236,685.621	11.28	2,669,814
Band 40	38,338.913	11.17	428,246
Band 41	20,250.870	10.88	220,329
Band 42	36,959.545	10.73	396,576
Band 43	69,847.981	10.62	741,786
Band 44	691.155	10.36	7,160
Band 45	348.777	10.26	3,578
Band 46	1,735,577.858	10.54	18,292,991
Band 47	211,620.032	10.44	2,209,313
Band 50	8,994.911	10.20	91,748
Band 51	3,098.780	10.03	31,081
Band 52	309.166	10.40	3,215
Band 54	1,283.624	10.09	12,952
Band 55	3,240.892	10.34	33,511
Band 56	107,615.239	9.42	1,013,736
Band 57	1,725.355	9.21	15,891
	42,384,572.507		$ 461,930,930
ING Retirement Conservative Portfolio - Adviser Class			
Contracts in accumulation period:			
Band 4	218,623.375	$ 9.20	$ 2,011,335
Band 5	35,280.751	9.19	324,230
Band 6	7,346,127.624	9.17	67,363,990
Band 7	2,424,076.091	9.16	22,204,537
Band 8	4,199,403.351	9.14	38,382,547
Band 9	964,147.970	9.13	8,802,671
Band 10	12,893,848.571	9.12	117,591,899
Band 11	2,754,471.616	9.11	25,093,236
Band 12	279,668.456	9.10	2,544,983
Band 13	4,807,901.289	9.09	43,703,823
Band 14	3,569,902.549	9.07	32,379,016
Band 15	5,987,264.179	9.06	54,244,613
Band 16	430,697.024	9.04	3,893,501
Band 17	4,076,582.694	9.03	36,811,542
Band 18	48,020.834	9.02	433,148
Band 19	218,770.830	9.00	1,968,937
Band 20	1,305,964.649	9.08	11,858,159
Band 21	385,443.410	9.05	3,488,263
Band 26	176,877.558	9.26	1,637,886
Band 27	26,811.754	9.20	246,668
Band 28	77,001.429	9.17	706,103
Band 29	83,899.046	9.16	768,515
Band 30	5,826.518	9.10	53,021
Band 31	7,028.945	9.07	63,753
Band 38	454,830.990	9.25	4,207,187

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

	Units	Unit Value	Extended Value
ING Retirement Conservative Portfolio - Adviser Class (continued)			
Band 41	43,433.182	$ 9.10	$ 395,242
Band 42	60,093.339	9.06	544,446
Band 43	202,324.935	9.03	1,826,994
Band 46	4,321,680.374	9.01	38,938,340
Band 47	1,126,760.792	8.98	10,118,312
Band 51	8,965.828	9.03	80,961
Band 56	2,407,598.992	9.22	22,198,063
Band 57	22,109.795	9.11	201,420
	60,971,438.740		$ 555,087,341
ING Retirement Growth Portfolio - Adviser Class			
Contracts in accumulation period:			
Band 2	13,138.022	$ 10.14	$ 133,220
Band 4	1,712,415.001	10.08	17,261,143
Band 5	76,647.149	10.07	771,837
Band 6	68,956,113.898	10.05	693,008,945
Band 7	10,424,292.764	10.04	104,659,899
Band 8	37,773,446.652	10.01	378,112,201
Band 9	4,201,719.798	10.00	42,017,198
Band 10	83,035,421.937	9.99	829,523,865
Band 11	9,339,027.945	9.98	93,203,499
Band 12	1,055,183.837	9.97	10,520,183
Band 13	23,660,153.441	9.96	235,655,128
Band 14	27,345,301.350	9.93	271,538,842
Band 15	38,938,265.114	9.92	386,267,590
Band 16	2,249,284.465	9.90	22,267,916
Band 17	38,443,712.725	9.89	380,208,319
Band 18	70,924.044	9.88	700,730
Band 19	839,651.067	9.86	8,278,960
Band 20	9,731,749.538	9.95	96,830,908
Band 21	2,154,055.082	9.91	21,346,686
Band 26	893,602.967	10.15	9,070,070
Band 27	372,229.079	10.08	3,752,069
Band 28	251,815.970	10.05	2,530,750
Band 29	281,908.031	10.03	2,827,538
Band 30	48,448.200	9.97	483,029
Band 31	32,437.658	9.93	322,106
Band 38	2,825,380.176	10.14	28,649,355
Band 41	690,195.482	9.97	6,881,249
Band 42	49,413.006	9.92	490,177
Band 43	1,673,168.192	9.89	16,547,633
Band 44	310.709	9.81	3,048
Band 45	5,290.827	9.78	51,744
Band 46	31,903,620.901	9.87	314,888,738
Band 47	3,444,258.040	9.83	33,857,057
Band 50	332,312.434	9.96	3,309,832
Band 51	119,257.357	9.89	1,179,455
Band 52	525.357	10.04	5,275
Band 53	3,565.739	9.98	35,586

	Units	Unit Value	Extended Value
ING Retirement Growth Portfolio - Adviser Class (continued)			
Band 55	242,545.858	$ 10.01	$ 2,427,884
Band 56	8,887,788.203	10.10	89,766,661
Band 57	196,085.865	9.98	1,956,937
Band 58	6,665.031	9.92	66,117
Band 59	88,697.554	9.86	874,558
Band 60	2,143.528	10.00	21,435
Band 62	20,801.791	9.88	205,522
Band 64	3,399.943	9.91	33,693
	412,396,371.727		$ 4,112,544,587
ING Retirement Moderate Growth Portfolio - Adviser Class			
Contracts in accumulation period:			
Band 2	22,061.541	$ 10.50	$ 231,646
Band 4	2,214,578.200	10.44	23,120,196
Band 5	104,423.804	10.43	1,089,140
Band 6	42,036,779.685	10.40	437,182,509
Band 7	7,416,904.982	10.39	77,061,643
Band 8	21,149,318.624	10.37	219,318,434
Band 9	5,025,261.155	10.36	52,061,706
Band 10	58,979,396.485	10.34	609,846,960
Band 11	8,955,848.068	10.33	92,513,911
Band 12	699,255.466	10.32	7,216,316
Band 13	12,280,940.023	10.31	126,616,492
Band 14	19,662,438.384	10.29	202,326,491
Band 15	24,435,172.446	10.28	251,193,573
Band 16	1,461,252.385	10.25	14,977,837
Band 17	21,738,891.438	10.24	222,606,248
Band 18	82,813.641	10.23	847,184
Band 19	600,064.763	10.21	6,126,661
Band 20	7,226,734.263	10.30	74,435,363
Band 21	2,509,942.310	10.26	25,752,008
Band 26	771,775.787	10.51	8,111,364
Band 27	459,948.975	10.44	4,801,867
Band 28	262,869.229	10.40	2,733,840
Band 29	343,917.526	10.39	3,573,303
Band 30	65,114.476	10.32	671,981
Band 31	8,113.691	10.29	83,490
Band 38	2,579,798.995	10.50	27,087,889
Band 41	277,230.978	10.32	2,861,024
Band 42	97,525.522	10.28	1,002,562
Band 43	1,294,569.938	10.24	13,256,396
Band 44	322.608	10.16	3,278
Band 45	12,833.258	10.13	130,001
Band 46	21,679,284.631	10.22	221,562,289
Band 47	2,026,044.294	10.18	20,625,131
Band 50	81,183.331	10.31	837,000
Band 51	49,954.659	10.24	511,536
Band 52	5,947.269	10.39	61,792
Band 53	6,322.924	10.33	65,316

	Units	Unit Value	Extended Value
ING Retirement Moderate Growth Portfolio - Adviser Class (continued)			
Band 55	136,995.175	$ 10.37	$ 1,420,640
Band 56	9,904,727.978	10.46	103,603,455
Band 57	89,649.860	10.33	926,083
Band 58	28,642.523	10.28	294,445
Band 59	25,260.361	10.21	257,908
Band 60	11,491.181	10.36	119,049
Band 62	5,986.378	10.23	61,241
Band 64	24,173.758	10.27	248,264
	276,851,762.968		$ 2,859,435,462
ING Retirement Moderate Portfolio - Adviser Class			
Contracts in accumulation period:			
Band 2	32,070.628	$ 10.82	$ 347,004
Band 4	1,378,836.689	10.76	14,836,283
Band 5	48,031.182	10.75	516,335
Band 6	22,515,408.160	10.73	241,590,330
Band 7	5,638,395.622	10.71	60,387,217
Band 8	12,059,151.836	10.69	128,912,333
Band 9	3,183,150.585	10.68	33,996,048
Band 10	30,468,674.227	10.67	325,100,754
Band 11	5,331,195.248	10.65	56,777,229
Band 12	888,474.800	10.64	9,453,372
Band 13	7,634,659.285	10.63	81,156,428
Band 14	10,972,555.736	10.61	116,418,816
Band 15	11,686,641.338	10.59	123,761,532
Band 16	1,130,163.302	10.57	11,945,826
Band 17	11,688,265.725	10.56	123,428,086
Band 18	39,138.980	10.55	412,916
Band 19	499,085.483	10.52	5,250,379
Band 20	4,431,414.901	10.62	47,061,626
Band 21	1,544,138.668	10.58	16,336,987
Band 26	636,798.029	10.83	6,896,523
Band 27	484,999.497	10.76	5,218,595
Band 28	218,236.221	10.72	2,339,492
Band 29	150,578.957	10.71	1,612,701
Band 30	62,793.304	10.64	668,121
Band 31	10,266.179	10.61	108,924
Band 34	13,812.939	10.45	144,345
Band 38	1,739,307.064	10.82	18,819,302
Band 41	185,441.594	10.64	1,973,099
Band 42	39,557.471	10.60	419,309
Band 43	1,004,298.880	10.56	10,605,396
Band 45	427.132	10.44	4,459
Band 46	12,586,823.892	10.53	132,539,256
Band 47	1,402,626.421	10.50	14,727,577
Band 50	4,680.429	10.63	49,753
Band 51	71,992.611	10.56	760,242
Band 52	23,453.217	10.71	251,184
Band 53	16,040.719	10.65	170,834

	Units	Unit Value	Extended Value
ING Retirement Moderate Portfolio - Adviser Class (continued)			
Band 55	46,222.197	$ 10.69	$ 494,115
Band 56	7,788,995.647	10.79	84,043,263
Band 57	81,658.319	10.65	869,661
Band 58	2,111.662	10.60	22,384
Band 59	16,546.255	10.52	174,067
Band 60	55,637.433	10.68	594,208
Band 64	52,446.255	10.58	554,881
	157,865,204.719		$ 1,681,751,192
ING T. Rowe Price Capital Appreciation Portfolio - Service Class			
Currently payable annuity contracts:	5,074.914	$ 57.56	$ 292,112
Contracts in accumulation period:			
Band 1	11,063.085	60.29	666,993
Band 2	178,696.479	57.56	10,285,769
Band 3	10,692.741	53.07	567,464
Band 4	176,320.221	54.41	9,593,583
Band 5	119,706.857	53.71	6,429,455
Band 6	7,077,205.548	52.55	371,907,152
Band 7	2,647,507.834	51.87	137,326,231
Band 8	3,524,504.371	50.75	178,868,597
Band 9	390,353.452	50.09	19,552,804
Band 10	8,380,631.046	49.51	414,925,043
Band 11	2,665,151.593	48.94	130,432,519
Band 12	730,032.977	48.38	35,318,995
Band 13	3,580,245.994	47.82	171,207,363
Band 14	4,136,336.125	46.71	193,208,260
Band 15	3,106,109.487	46.17	143,409,075
Band 16	380,199.648	45.11	17,150,806
Band 17	3,389,822.085	44.58	151,118,269
Band 18	99,043.898	44.06	4,363,874
Band 19	314,990.594	43.04	13,557,195
Band 20	1,658,943.483	47.26	78,401,669
Band 21	286,203.626	45.63	13,059,471
Band 25	25,009.996	58.92	1,473,589
Band 26	629,363.118	14.13	8,892,901
Band 27	257,989.394	13.85	3,573,153
Band 28	103,813.440	13.71	1,423,282
Band 29	317,570.150	13.66	4,338,008
Band 30	19,236.385	13.38	257,383
Band 31	4,017.831	13.25	53,236
Band 35	318,305.199	11.16	3,552,286
Band 36	65,141.949	11.08	721,773
Band 37	21,042.249	11.02	231,886
Band 38	3,553,892.179	12.60	44,779,041
Band 39	451,328.556	10.97	4,951,074
Band 40	108,134.703	10.91	1,179,750
Band 41	138,564.701	13.39	1,855,381
Band 42	29,166.296	13.21	385,287

	Units	Unit Value	Extended Value
ING T. Rowe Price Capital Appreciation Portfolio - Service Class (continued)			
Band 43	342,912.190	$ 13.08	$ 4,485,291
Band 44	3,038.942	12.76	38,777
Band 45	52,655.460	12.63	665,038
Band 46	10,778,733.113	12.69	136,782,123
Band 47	1,453,926.843	12.55	18,246,782
Band 49	278,336.233	10.68	2,972,631
Band 50	14,042.912	12.09	169,779
Band 51	26,884.292	11.89	319,654
Band 52	41,774.072	12.33	515,074
Band 53	2,576.530	12.16	31,331
Band 54	2,214.695	11.95	26,466
Band 55	32,792.077	12.26	402,031
Band 56	2,069,695.472	11.19	23,159,892
Band 57	135,230.729	10.94	1,479,424
Band 58	6,175.165	10.83	66,877
Band 59	76,963.948	10.70	823,514
Band 60	87,762.682	10.99	964,512
Band 62	3,720.500	10.75	39,995
Band 64	32,211.798	10.65	343,056
	64,353,059.857		$ 2,370,842,976
ING T. Rowe Price Capital Appreciation Portfolio - Service 2 Class			
Contracts in accumulation period:			
Band 6	873,586.973	$ 18.55	$ 16,205,038
Band 7	605.240	18.47	11,179
Band 10	575,997.350	18.12	10,437,072
Band 11	10,086.472	18.04	181,960
Band 12	307,779.491	17.95	5,524,642
Band 13	3,983.362	12.92	51,465
Band 14	137,223.796	14.24	1,954,067
Band 15	592,103.800	14.18	8,396,032
Band 17	202,762.867	14.01	2,840,708
Band 20	1,096,493.518	17.78	19,495,655
Band 46	638,906.539	12.55	8,018,277
	4,439,529.408		$ 73,116,095
ING T. Rowe Price Equity Income Portfolio - Service Class			
Currently payable annuity contracts:	3,415.703	$ 33.15	$ 113,231
Contracts in accumulation period:			
Band 1	41,661.412	34.72	1,446,484
Band 2	444,996.379	33.15	14,751,630
Band 3	5,828.562	30.56	178,121
Band 4	136,499.059	31.33	4,276,516
Band 5	73,409.839	30.93	2,270,566
Band 6	2,820,630.680	30.26	85,352,284

	Units	Unit Value	Extended Value
ING T. Rowe Price Equity Income Portfolio - Service Class			
(continued)			
Band 7	1,894,792.418	$ 29.87	$ 56,597,450
Band 8	1,582,039.721	29.23	46,243,021
Band 9	210,869.974	28.85	6,083,599
Band 10	2,896,142.833	28.51	82,569,032
Band 11	1,647,603.663	28.18	46,429,471
Band 12	469,128.375	27.86	13,069,917
Band 13	1,569,363.240	27.54	43,220,264
Band 14	2,868,133.877	26.90	77,152,801
Band 15	947,023.406	26.59	25,181,352
Band 16	105,843.829	25.97	2,748,764
Band 17	1,829,460.164	25.67	46,962,242
Band 18	50,248.699	25.37	1,274,809
Band 19	167,723.004	24.78	4,156,176
Band 20	1,049,862.102	27.22	28,577,246
Band 21	205,802.904	26.28	5,408,500
Band 24	42.499	37.21	1,581
Band 25	24,527.315	33.93	832,212
Band 26	251,736.011	12.26	3,086,283
Band 27	118,220.074	11.98	1,416,276
Band 28	65,747.872	11.84	778,455
Band 29	83,312.278	11.79	982,252
Band 30	17,170.336	11.52	197,802
Band 31	3,248.916	11.38	36,973
Band 35	20,907.010	11.50	240,431
Band 36	8,902.362	11.34	100,953
Band 37	53,467.687	11.23	600,442
Band 38	549,500.899	11.31	6,214,855
Band 39	79,553.468	11.15	887,021
Band 40	60,737.986	11.04	670,547
Band 41	19,803.095	11.53	228,330
Band 42	24,155.721	11.35	274,167
Band 43	86,745.328	11.22	973,283
Band 44	1,957.657	10.91	21,358
Band 45	1,767.448	10.69	18,894
Band 46	2,208,129.671	10.19	22,500,841
Band 47	305,386.349	10.08	3,078,294
Band 50	1,926.071	9.88	19,030
Band 51	3,661.843	9.72	35,593
Band 52	1,736.959	10.08	17,509
Band 55	20,784.409	10.02	208,260
Band 56	621,098.024	9.19	5,707,891
Band 57	4,264.780	8.99	38,340
Band 60	346.275	9.03	3,152
	25,659,318.186		$ 643,234,501

	Units	Unit Value	Extended Value
ING T. Rowe Price Equity Income Portfolio - Service 2 Class			
Contracts in accumulation period:			
Band 6	344,638.288	$ 14.36	$ 4,949,006
Band 8	587.266	14.16	8,316
Band 10	241,796.943	14.02	3,389,993
Band 11	28,702.911	13.96	400,693
Band 12	100,537.573	13.89	1,396,467
Band 13	1,283.518	10.38	13,323
Band 14	38,598.602	11.27	435,006
Band 15	197,161.722	11.22	2,212,155
Band 17	84,512.112	11.09	937,239
Band 20	562,129.291	13.76	7,734,899
Band 46	179,965.838	10.09	1,815,855
	1,779,914.064		$ 23,292,952
ING T. Rowe Price International Stock Portfolio - Service Class			
Contracts in accumulation period:			
Band 2	7,349.477	$ 12.15	$ 89,296
Band 4	65,828.235	11.94	785,989
Band 5	46,985.998	11.90	559,133
Band 6	1,461,018.788	11.82	17,269,242
Band 7	772,576.275	11.78	9,100,949
Band 8	735,903.938	11.70	8,610,076
Band 9	149,496.407	11.66	1,743,128
Band 10	1,874,983.782	11.63	21,806,061
Band 11	412,625.891	11.59	4,782,334
Band 12	155,542.269	11.55	1,796,513
Band 13	836,742.334	11.51	9,630,904
Band 14	1,220,197.310	11.43	13,946,855
Band 15	700,849.234	11.39	7,982,673
Band 16	97,008.114	11.31	1,097,162
Band 17	1,009,985.546	11.28	11,392,637
Band 18	10,299.649	11.24	115,768
Band 19	38,594.881	11.16	430,719
Band 20	443,773.379	11.47	5,090,081
Band 21	132,921.188	11.35	1,508,655
Band 25	21,935.531	12.23	268,272
Band 26	74,480.991	12.19	907,923
Band 27	9,655.140	11.94	115,282
Band 28	8,682.173	11.82	102,623
Band 29	9,261.755	11.78	109,103
Band 30	1,819.536	11.54	20,997
Band 31	2,200.635	11.43	25,153
Band 35	5,433.868	7.22	39,233
Band 38	142,426.275	9.65	1,374,414
Band 39	42,481.207	7.10	301,617
Band 40	7,432.867	7.06	52,476
Band 41	2,860.152	11.55	33,035
Band 42	3,054.932	11.40	34,826
Band 43	19,654.382	11.28	221,701

	Units	Unit Value	Extended Value
ING T. Rowe Price International Stock Portfolio - Service Class (continued)			
Band 45	1,675.513	$ 10.90	$ 18,263
Band 46	613,214.796	11.20	6,868,006
Band 47	82,371.621	11.08	912,678
Band 50	14,234.083	9.23	131,381
Band 51	4,856.503	9.08	44,097
Band 52	1,082.486	9.42	10,197
Band 55	283.198	9.36	2,651
Band 56	183,693.508	7.01	1,287,691
Band 57	5,113.184	6.86	35,076
Band 59	617.297	6.71	4,142
	11,431,204.328		$ 130,659,012
ING Templeton Global Growth Portfolio - Service Class			
Currently payable annuity contracts:	639.796	$ 22.12	$ 14,152
Contracts in accumulation period:			
Band 1	3,838.883	22.99	88,256
Band 2	244,877.709	22.12	5,416,695
Band 3	5,317.595	20.68	109,968
Band 4	96,897.285	21.06	2,040,657
Band 5	39,470.542	20.83	822,171
Band 6	1,363,263.734	20.46	27,892,376
Band 7	996,404.577	20.23	20,157,265
Band 8	1,060,964.628	19.87	21,081,367
Band 9	212,918.048	19.65	4,183,840
Band 10	1,437,968.395	19.46	27,982,865
Band 11	641,973.274	19.27	12,370,825
Band 12	248,042.292	19.09	4,735,127
Band 13	877,408.517	18.90	16,583,021
Band 14	1,506,653.145	18.53	27,918,283
Band 15	462,920.259	18.35	8,494,587
Band 16	75,860.365	18.00	1,365,487
Band 17	933,990.035	17.82	16,643,702
Band 18	18,380.090	17.65	324,409
Band 19	68,343.811	17.31	1,183,031
Band 20	488,658.911	18.72	9,147,695
Band 21	119,233.302	18.18	2,167,661
Band 25	15,653.667	22.51	352,364
Band 26	106,557.751	11.03	1,175,332
Band 27	15,654.512	10.81	169,225
Band 28	11,092.426	10.70	118,689
Band 29	25,487.760	10.66	271,700
Band 30	193.999	10.44	2,025
Band 38	147,724.211	9.22	1,362,017
Band 41	12,824.500	10.45	134,016
Band 42	3,404.939	10.31	35,105
Band 43	21,748.667	10.20	221,836
Band 45	1,739.226	9.86	17,149
Band 46	833,153.748	9.76	8,131,581
Band 47	109,732.133	9.65	1,058,915

	Units	Unit Value	Extended Value
ING Templeton Global Growth Portfolio - Service Class (continued)			
Band 50	2,473.898	$ 8.86	$ 21,919
Band 56	574,989.437	8.05	4,628,665
Band 57	392.709	7.87	3,091
Band 59	2,904.782	7.70	22,367
Band 60	17,121.681	7.90	135,261
	12,806,875.239		$ 228,584,697
ING Templeton Global Growth Portfolio - Service 2 Class			
Contracts in accumulation period:			
Band 6	44,283.646	$ 14.99	$ 663,812
Band 7	542.956	14.92	8,101
Band 10	28,674.021	14.64	419,788
Band 12	30,214.525	14.51	438,413
Band 13	4,964.843	9.95	49,400
Band 14	8,707.302	10.34	90,034
Band 15	28,960.905	10.29	298,008
Band 17	8,621.899	10.17	87,685
Band 20	99,051.780	14.37	1,423,374
Band 46	43,695.744	9.66	422,101
	297,717.621		$ 3,900,716
ING Diversified International Fund - Class R			
Contracts in accumulation period:			
Band 35	31.634	$ 7.89	$ 250
Band 38	10,595.517	7.79	82,539
Band 39	3,492.453	7.71	26,927
Band 40	2,380.721	7.64	18,189
	16,500.325		$ 127,905
ING American Century Small-Mid Cap Value Portfolio - Service Class			
Contracts in accumulation period:			
Band 35	7,425.670	$ 17.74	$ 131,731
Band 36	9,354.143	17.40	162,762
Band 37	471.442	17.14	8,081
Band 38	77,473.489	18.85	1,460,375
Band 39	10,335.230	18.53	191,512
Band 40	1,125.106	18.30	20,589
	106,185.080		$ 1,975,050
ING Baron Small Cap Growth Portfolio - Service Class			
Contracts in accumulation period:			
Band 2	8,500.098	$ 13.05	$ 110,926
Band 4	94,226.433	12.83	1,208,925
Band 5	11,720.043	12.79	149,899
Band 6	4,238,575.265	12.70	53,829,906
Band 7	1,007,997.487	12.66	12,761,248
Band 8	2,421,461.588	12.57	30,437,772

	Units	Unit Value	Extended Value
ING Baron Small Cap Growth Portfolio - Service Class **(continued)**			
Band 9	223,538.429	$ 12.53	$ 2,800,937
Band 10	5,449,849.503	12.49	68,068,620
Band 11	698,960.170	12.44	8,695,065
Band 12	149,528.917	12.40	1,854,159
Band 13	1,736,449.379	12.36	21,462,514
Band 14	1,745,719.213	12.28	21,437,432
Band 15	1,832,414.374	12.23	22,410,428
Band 16	297,304.042	12.15	3,612,244
Band 17	2,078,863.276	12.11	25,175,034
Band 18	5,376.126	12.07	64,890
Band 19	50,141.830	11.99	601,201
Band 20	523,131.882	12.32	6,444,985
Band 21	94,271.451	12.19	1,149,169
Band 26	177,965.296	13.09	2,329,566
Band 27	33,931.135	12.83	435,336
Band 28	44,462.632	12.70	564,675
Band 29	53,857.780	12.66	681,839
Band 30	3,756.564	12.40	46,581
Band 31	9,306.315	12.27	114,188
Band 35	41,598.256	18.76	780,383
Band 36	9,920.042	18.39	182,430
Band 37	5,084.490	18.13	92,182
Band 38	554,249.157	18.30	10,142,760
Band 39	178,516.854	17.99	3,211,518
Band 40	34,090.655	17.76	605,450
Band 41	18,585.612	12.41	230,647
Band 42	9,373.374	12.24	114,730
Band 43	80,425.300	12.12	974,755
Band 44	651.817	11.82	7,704
Band 45	4,720.089	11.70	55,225
Band 46	2,084,889.941	12.03	25,081,226
Band 47	345,819.923	11.90	4,115,257
Band 50	9,079.677	10.95	99,422
Band 52	2,491.668	11.16	27,807
Band 53	795.808	11.01	8,762
Band 54	748.237	10.83	8,103
Band 55	7,817.994	11.10	86,780
Band 56	317,631.659	10.54	3,347,838
Band 57	10,045.688	10.31	103,571
Band 59	2,724.891	10.08	27,467
Band 60	1,325.427	10.35	13,718
Band 64	2,007.453	10.58	21,239
	26,713,903.240		$ 335,786,513

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

	Units	Unit Value	Extended Value
ING Columbia Small Cap Value II Portfolio - Service Class			
Contracts in accumulation period:			
Band 2	10,255.424	$ 9.89	$ 101,426
Band 4	51,719.690	9.75	504,267
Band 5	15,465.966	9.73	150,484
Band 6	2,223,917.413	9.67	21,505,281
Band 7	302,379.440	9.64	2,914,938
Band 8	991,484.911	9.59	9,508,340
Band 9	81,679.710	9.56	780,858
Band 10	3,006,945.753	9.53	28,656,193
Band 11	433,173.712	9.50	4,115,150
Band 12	91,439.715	9.48	866,848
Band 13	975,691.228	9.45	9,220,282
Band 14	889,518.876	9.39	8,352,582
Band 15	1,128,871.775	9.37	10,577,529
Band 16	133,336.274	9.31	1,241,361
Band 17	969,197.984	9.29	9,003,849
Band 18	7,570.473	9.26	70,103
Band 19	18,851.916	9.21	173,626
Band 20	344,969.565	9.42	3,249,613
Band 21	70,884.503	9.34	662,061
Band 26	74,976.494	9.92	743,767
Band 27	48,409.337	9.75	471,991
Band 28	4,484.387	9.67	43,364
Band 29	9,465.731	9.64	91,250
Band 30	4,895.396	9.48	46,408
Band 31	26.543	9.39	249
Band 38	69,726.068	10.85	756,528
Band 41	3,298.382	9.48	31,269
Band 42	24,994.136	9.37	234,195
Band 43	35,741.573	9.29	332,039
Band 46	987,514.030	9.23	9,114,754
Band 47	268,406.142	9.15	2,455,916
Band 50	7,436.122	10.43	77,559
Band 51	724.153	10.25	7,423
Band 53	1,703.244	10.49	17,867
Band 54	1,504.182	10.31	15,508
Band 55	8,721.519	10.58	92,274
Band 56	123,084.459	10.42	1,282,540
Band 57	4,853.379	10.19	49,456
Band 59	997.190	9.97	9,942
Band 60	670.692	10.24	6,868
	13,428,987.487		$ 127,535,958

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

	Units	Unit Value	Extended Value
ING Davis New York Venture Portfolio - Service Class			
Contracts in accumulation period:			
Band 2	23,282.281	$ 9.46	$ 220,250
Band 4	123,908.074	9.31	1,153,584
Band 5	24,920.446	9.29	231,511
Band 6	3,608,516.375	9.23	33,306,606
Band 7	575,208.092	9.20	5,291,914
Band 8	1,898,290.963	9.14	17,350,379
Band 9	409,116.473	9.12	3,731,142
Band 10	6,969,873.996	9.09	63,356,155
Band 11	819,616.159	9.06	7,425,722
Band 12	127,463.096	9.03	1,150,992
Band 13	1,402,454.409	9.00	12,622,090
Band 14	2,062,835.037	8.95	18,462,374
Band 15	2,253,088.565	8.92	20,097,550
Band 16	244,972.670	8.86	2,170,458
Band 17	1,580,035.638	8.84	13,967,515
Band 18	8,329.495	8.81	73,383
Band 19	31,922.966	8.75	279,326
Band 20	450,004.320	8.97	4,036,539
Band 21	162,749.093	8.89	1,446,839
Band 25	4,911.495	9.52	46,757
Band 26	125,852.223	9.49	1,194,338
Band 27	140,679.874	9.31	1,309,730
Band 28	34,482.355	9.23	318,272
Band 29	20,845.048	9.20	191,774
Band 30	219.864	9.03	1,985
Band 34	61.759	8.60	531
Band 35	4,098.027	11.12	45,570
Band 36	4,003.610	10.90	43,639
Band 38	224,021.742	12.49	2,798,032
Band 39	17,505.625	12.28	214,969
Band 40	2,824.989	12.12	34,239
Band 41	13,355.288	9.03	120,598
Band 42	5,968.488	8.92	53,239
Band 43	128,172.712	8.84	1,133,047
Band 45	4,376.667	8.56	37,464
Band 46	2,549,164.934	8.78	22,381,668
Band 47	212,174.820	8.70	1,845,921
Band 50	15,793.986	9.17	144,831
Band 51	3,198.896	9.02	28,854
Band 52	1,050.928	9.35	9,826
Band 54	3,333.485	9.07	30,235
Band 55	10,721.405	9.30	99,709
Band 56	477,083.367	8.62	4,112,459
Band 57	15,035.177	8.43	126,747
Band 59	7,377.499	8.24	60,791
Band 60	720.676	8.46	6,097
	26,803,623.087		$ 242,765,651

	Units	Unit Value	Extended Value
ING Global Bond Portfolio - Service Class			
Contracts in accumulation period:			
Band 35	162,288.095	$ 13.90	$ 2,255,805
Band 36	29,156.778	13.72	400,031
Band 37	5,912.219	13.58	80,288
Band 38	364,021.974	13.67	4,976,180
Band 39	71,966.398	13.49	970,827
Band 40	18,462.515	13.35	246,475
	651,807.979		$ 8,929,606
ING Invesco Van Kampen Comstock Portfolio - Service Class			
Contracts in accumulation period:			
Band 2	993.326	$ 10.42	$ 10,350
Band 4	105,906.352	12.64	1,338,656
Band 5	18,080.695	12.05	217,872
Band 6	2,213,852.437	11.93	26,411,260
Band 7	355,315.232	11.87	4,217,592
Band 8	847,673.378	11.76	9,968,639
Band 9	179,157.647	11.70	2,096,144
Band 10	2,465,573.747	11.64	28,699,278
Band 11	328,673.465	11.59	3,809,325
Band 12	320,523.246	11.53	3,695,633
Band 13	596,556.861	11.47	6,842,507
Band 14	838,813.913	10.58	8,874,651
Band 15	1,385,160.223	11.31	15,666,162
Band 16	47,883.005	9.50	454,889
Band 17	1,128,818.925	10.41	11,751,005
Band 18	13,290.310	9.63	127,986
Band 19	21,515.176	10.13	217,949
Band 20	1,958,358.496	11.42	22,364,454
Band 21	72,634.210	10.33	750,311
Band 26	168,304.142	12.47	2,098,753
Band 27	96,407.210	12.11	1,167,491
Band 28	34,193.064	11.93	407,923
Band 29	19,272.781	11.87	228,768
Band 30	3,803.193	11.53	43,851
Band 31	944.790	11.36	10,733
Band 35	27,320.050	12.72	347,511
Band 36	12,507.215	12.47	155,965
Band 37	13,438.557	12.29	165,160
Band 38	204,360.442	13.45	2,748,648
Band 39	53,871.580	13.23	712,721
Band 40	8,774.414	13.06	114,594
Band 41	12,105.620	12.12	146,720
Band 42	7,252.298	11.92	86,447
Band 43	69,240.059	11.77	814,955
Band 45	4,252.938	9.96	42,359
Band 46	1,495,565.710	9.40	14,058,318
Band 47	81,042.508	9.50	769,904
Band 51	1,407.979	9.08	12,784

	Units	Unit Value	Extended Value
ING Invesco Van Kampen Comstock Portfolio - Service Class (continued)			
Band 55	1,699.142	$ 9.36	$ 15,904
Band 56	146,146.333	9.17	1,340,162
Band 57	11,422.870	8.97	102,463
	15,372,113.539		$ 173,106,797
ING Invesco Van Kampen Equity and Income Portfolio - Initial Class			
Contracts in accumulation period:			
Band 35	107,529.680	$ 12.73	$ 1,368,853
Band 36	4,112.111	12.56	51,648
Band 37	4,783.928	12.43	59,464
Band 38	5,754.542	12.52	72,047
Band 39	725.521	12.35	8,960
	122,905.782		$ 1,560,972
ING Invesco Van Kampen Equity and Income Portfolio - Service Class			
Contracts in accumulation period:			
Band 2	3,368.053	$ 12.31	$ 41,461
Band 4	118,186.699	12.10	1,430,059
Band 5	18,326.750	12.06	221,021
Band 6	2,270,526.914	11.98	27,200,912
Band 7	590,503.282	11.94	7,050,609
Band 8	795,736.103	11.86	9,437,430
Band 9	162,093.004	11.82	1,915,939
Band 10	2,714,885.767	11.78	31,981,354
Band 11	590,475.788	11.74	6,932,186
Band 12	148,294.776	11.70	1,735,049
Band 13	959,335.975	11.66	11,185,857
Band 14	1,183,847.601	11.58	13,708,955
Band 15	1,074,102.731	11.54	12,395,146
Band 16	210,351.779	11.46	2,410,631
Band 17	812,766.392	11.42	9,281,792
Band 18	12,099.260	11.38	137,690
Band 19	46,681.610	11.31	527,969
Band 20	472,601.005	11.62	5,491,624
Band 21	66,965.826	11.50	770,107
Band 25	32,245.941	10.43	336,325
Band 26	146,042.600	12.35	1,803,626
Band 27	77,140.264	12.10	933,397
Band 28	20,815.465	11.98	249,369
Band 29	52,923.602	11.94	631,908
Band 30	15,909.611	11.70	186,142
Band 31	334.484	11.58	3,873
Band 35	132,396.886	12.81	1,696,004
Band 36	33,236.739	12.55	417,121
Band 37	31,974.025	12.36	395,199

	Units	Unit Value	Extended Value
ING Invesco Van Kampen Equity and Income Portfolio -			
Service Class (continued)			
Band 38	513,413.757	$ 15.16	$ 7,783,353
Band 39	69,648.511	14.90	1,037,763
Band 40	78,975.387	14.71	1,161,728
Band 41	2,690.091	11.70	31,474
Band 42	2,946.845	11.55	34,036
Band 43	17,710.028	11.43	202,426
Band 45	1,261.039	11.04	13,922
Band 46	855,353.183	11.34	9,699,705
Band 47	91,291.381	11.23	1,025,202
Band 49	63,894.960	9.68	618,503
Band 51	825.362	9.18	7,577
Band 53	1,768.884	9.36	16,557
Band 55	1,703.056	9.42	16,043
Band 56	177,750.985	10.02	1,781,065
Band 57	14,052.493	9.80	137,714
Band 58	1,612.757	9.70	15,644
	14,689,067.651		$ 174,091,467
ING JPMorgan Mid Cap Value Portfolio - Service Class			
Contracts in accumulation period:			
Band 2	2,028.002	$ 10.58	$ 21,456
Band 4	80,922.303	16.33	1,321,461
Band 5	855.181	17.42	14,897
Band 6	1,622,804.401	10.42	16,909,622
Band 7	246,209.872	17.16	4,224,961
Band 8	628,779.181	10.36	6,514,152
Band 9	110,797.648	16.91	1,873,588
Band 10	1,941,143.471	13.70	26,593,666
Band 11	414,336.508	10.30	4,267,666
Band 12	60,592.816	10.28	622,894
Band 13	324,403.046	16.58	5,378,603
Band 14	914,221.172	10.23	9,352,483
Band 15	568,733.088	16.34	9,293,099
Band 16	50,785.728	10.17	516,491
Band 17	1,226,654.871	10.15	12,450,547
Band 19	25,507.968	13.07	333,389
Band 20	221,392.127	13.49	2,986,580
Band 21	49,201.240	13.33	655,853
Band 26	72,812.438	18.02	1,312,080
Band 27	71,532.503	17.50	1,251,819
Band 28	23,968.178	17.24	413,211
Band 29	9,434.839	17.16	161,902
Band 30	1,132.830	16.66	18,873
Band 31	1,859.192	16.42	30,528
Band 35	32,270.908	18.38	593,139
Band 36	21,703.027	18.02	391,089
Band 37	4,806.851	17.76	85,370
Band 38	231,352.257	17.35	4,013,962
Band 39	66,869.461	17.06	1,140,793

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

	Units	Unit Value	Extended Value
ING JPMorgan Mid Cap Value Portfolio - Service Class (continued)			
Band 40	16,453.825	$ 16.84	$ 277,082
Band 41	10,581.402	15.66	165,705
Band 42	4,629.297	15.40	71,291
Band 43	25,363.135	15.20	385,520
Band 46	817,171.869	10.11	8,261,608
Band 47	140,398.171	10.05	1,411,002
Band 51	666.522	10.15	6,765
Band 55	4,380.056	10.36	45,377
Band 56	219,915.805	10.52	2,313,514
Band 57	9,415.086	10.31	97,070
Band 59	4,034.945	10.10	40,753
Band 60	1,205.956	10.34	12,470
	10,281,327.176		$ 125,832,331
ING Oppenheimer Global Portfolio - Initial Class			
Contracts in accumulation period:			
Band 4	5,020.555	$ 12.45	$ 62,506
Band 7	3,230.078	12.28	39,665
Band 9	40,223.653	12.16	489,120
Band 10	6,595.628	12.11	79,873
Band 13	5,503.371	11.99	65,985
Band 15	14,413.454	11.87	171,088
Band 20	2,469.772	11.95	29,514
Band 21	5,461.308	11.83	64,607
Band 26	88,891.527	12.70	1,128,922
Band 27	44,822.844	12.45	558,044
Band 28	25,573.373	12.32	315,064
Band 29	2,031.654	12.28	24,949
Band 30	1,222.372	12.03	14,705
Band 35	53,124.200	12.88	684,240
Band 36	3,726.186	12.70	47,323
Band 38	69,608.752	12.66	881,247
Band 39	15,175.531	12.49	189,542
Band 40	1,272.083	12.36	15,723
Band 41	114.395	12.04	1,377
Band 42	773.797	11.87	9,185
	389,254.533		$ 4,872,679

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

	Units	Unit Value	Extended Value
ING Oppenheimer Global Portfolio - Service Class			
Contracts in accumulation period:			
Band 2	207.356	$ 12.43	$ 2,577
Band 4	82,782.735	14.74	1,220,218
Band 5	10,913.955	13.97	152,468
Band 6	1,397,045.272	12.10	16,904,248
Band 7	194,956.172	13.77	2,684,546
Band 8	663,515.598	11.98	7,948,917
Band 9	108,606.578	13.57	1,473,791
Band 10	1,458,989.740	12.13	17,697,546
Band 11	152,743.032	11.86	1,811,532
Band 12	43,198.898	11.82	510,611
Band 13	384,623.028	13.31	5,119,333
Band 14	730,089.173	11.70	8,542,043
Band 15	694,916.641	13.11	9,110,357
Band 16	55,794.157	11.58	646,096
Band 17	853,743.688	11.54	9,852,202
Band 18	16,581.350	11.50	190,686
Band 19	29,078.477	11.57	336,438
Band 20	224,975.212	11.94	2,686,204
Band 21	74,641.299	11.80	880,767
Band 26	135,350.656	14.46	1,957,170
Band 27	25,565.645	14.04	358,942
Band 28	13,450.197	13.84	186,151
Band 29	104,656.551	13.77	1,441,121
Band 30	5,011.622	13.37	67,005
Band 31	932.472	13.17	12,281
Band 34	143.529	12.37	1,775
Band 35	113,911.700	14.74	1,679,058
Band 36	28,807.757	14.46	416,560
Band 37	22,130.827	14.25	315,364
Band 38	503,381.997	15.74	7,923,233
Band 39	147,658.047	15.47	2,284,270
Band 40	65,227.701	15.28	996,679
Band 41	10,928.966	14.13	154,426
Band 42	3,931.713	13.90	54,651
Band 43	29,282.554	13.72	401,757
Band 44	369.962	11.78	4,358
Band 45	4,724.142	11.55	54,564
Band 46	686,865.736	11.46	7,871,481
Band 47	105,921.249	11.34	1,201,147
Band 50	4,651.286	9.91	46,094
Band 51	885.500	9.74	8,625
Band 52	522.290	10.10	5,275
Band 55	175.325	10.05	1,762
Band 56	141,435.669	8.83	1,248,877
Band 60	68.005	8.68	590
	9,333,393.459		$ 116,463,796

	Units	Unit Value	Extended Value
ING PIMCO Total Return Portfolio - Service Class			
Contracts in accumulation period:			
Band 35	76,398.050	$ 15.82	$ 1,208,617
Band 36	9,168.462	15.51	142,203
Band 37	3,242.840	15.29	49,583
Band 38	263,140.940	14.28	3,757,653
Band 39	44,285.090	14.04	621,763
Band 40	33,947.278	13.86	470,509
	430,182.660		$ 6,250,328
ING Solution 2015 Portfolio - Service Class			
Contracts in accumulation period:			
Band 35	42,404.531	$ 11.73	$ 497,405
Band 36	2,846.317	11.57	32,932
Band 37	27,943.526	11.45	319,953
Band 38	940,655.267	11.53	10,845,755
Band 39	181,716.621	11.38	2,067,935
Band 40	110,713.639	11.26	1,246,636
	1,306,279.901		$ 15,010,616
ING Solution 2025 Portfolio - Service Class			
Contracts in accumulation period:			
Band 35	34,943.072	$ 11.30	$ 394,857
Band 36	2,901.700	11.15	32,354
Band 38	1,202,541.847	11.12	13,372,265
Band 39	134,364.190	10.97	1,473,975
Band 40	104,126.955	10.86	1,130,819
	1,478,877.764		$ 16,404,270
ING Solution 2035 Portfolio - Service Class			
Contracts in accumulation period:			
Band 35	6,919.382	$ 11.27	$ 77,981
Band 36	22,539.897	11.12	250,644
Band 38	621,340.184	11.08	6,884,449
Band 39	100,522.510	10.93	1,098,711
Band 40	135,528.412	10.82	1,466,417
	886,850.385		$ 9,778,202
ING Solution 2045 Portfolio - Service Class			
Contracts in accumulation period:			
Band 35	2,128.096	$ 11.23	$ 23,899
Band 38	37,701.621	11.04	416,226
Band 39	15,908.784	10.89	173,247
Band 40	48,055.168	10.78	518,035
	103,793.669		$ 1,131,407
ING Solution Income Portfolio - Service Class			
Contracts in accumulation period:			
Band 35	10,407.071	$ 11.99	$ 124,781
Band 36	4,834.088	11.83	57,187
Band 38	394,047.159	11.79	4,645,816
Band 39	49,961.070	11.64	581,547
Band 40	56,059.082	11.52	645,801
	515,308.470		$ 6,055,132

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

	Units	Unit Value	Extended Value
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class			
Contracts in accumulation period:			
Band 35	38,795.369	$ 13.78	$ 534,600
Band 36	7,328.533	13.50	98,935
Band 37	3,264.698	13.30	43,420
Band 38	389,029.692	16.50	6,418,990
Band 39	119,490.255	16.22	1,938,132
Band 40	18,548.613	16.02	297,149
	576,457.160		$ 9,331,226
ING T. Rowe Price Growth Equity Portfolio - Service Class			
Contracts in accumulation period:			
Band 2	1,831.751	$ 9.27	$ 16,980
Band 4	44,456.739	9.16	407,224
Band 5	6,056.461	9.14	55,356
Band 6	1,806,950.460	9.10	16,443,249
Band 7	460,502.159	9.07	4,176,755
Band 8	872,881.435	9.03	7,882,119
Band 9	84,576.443	9.01	762,034
Band 10	2,227,872.097	8.99	20,028,570
Band 11	474,260.747	8.97	4,254,119
Band 12	95,001.587	8.94	849,314
Band 13	659,446.298	8.92	5,882,261
Band 14	900,601.244	8.88	7,997,339
Band 15	959,910.570	8.86	8,504,808
Band 16	65,714.442	8.82	579,601
Band 17	974,351.451	8.80	8,574,293
Band 18	3,070.736	8.78	26,961
Band 19	44,906.411	8.73	392,033
Band 20	388,191.626	8.90	3,454,905
Band 21	60,388.876	8.84	533,838
Band 26	39,287.325	9.29	364,979
Band 27	33,855.940	9.16	310,120
Band 28	8,722.164	9.09	79,284
Band 29	17,986.448	9.07	163,137
Band 30	3,448.314	8.94	30,828
Band 31	1,158.791	8.88	10,290
Band 35	64,598.804	12.50	807,485
Band 36	11,669.014	12.25	142,945
Band 37	13,848.988	12.07	167,157
Band 38	232,112.793	14.47	3,358,672
Band 39	37,573.330	14.23	534,668
Band 40	7,939.527	14.05	111,550
Band 41	7,443.084	8.95	66,616
Band 42	3,262.756	8.86	28,908
Band 43	23,768.058	8.80	209,159
Band 46	777,222.135	8.75	6,800,694
Band 47	89,433.144	8.69	777,174
Band 50	948.633	8.93	8,471
Band 51	1,217.095	8.80	10,710

	Units	Unit Value	Extended Value
ING T. Rowe Price Growth Equity Portfolio - Service Class (continued)			
Band 52	802.910	$ 9.08	$ 7,290
Band 55	6,431.549	9.03	58,077
Band 56	100,095.638	9.52	952,910
Band 59	2,336.485	9.11	21,285
	11,616,134.458		$ 105,844,168
ING Templeton Foreign Equity Portfolio - Service Class			
Contracts in accumulation period:			
Band 2	9,533.591	$ 9.17	$ 87,423
Band 4	88,234.884	9.04	797,643
Band 5	8,969.333	9.02	80,903
Band 6	2,688,868.390	8.96	24,092,261
Band 7	719,049.898	8.94	6,428,306
Band 8	1,453,309.873	8.89	12,919,925
Band 9	176,179.394	8.86	1,560,949
Band 10	4,301,972.394	8.84	38,029,436
Band 11	633,450.827	8.81	5,580,702
Band 12	107,339.147	8.79	943,511
Band 13	1,390,249.573	8.76	12,178,586
Band 14	2,731,607.935	8.71	23,792,305
Band 15	1,619,837.690	8.68	14,060,191
Band 16	145,162.767	8.63	1,252,755
Band 17	1,825,886.449	8.61	15,720,882
Band 18	4,280.058	8.58	36,723
Band 19	161,761.876	8.53	1,379,829
Band 20	803,127.022	8.73	7,011,299
Band 21	85,369.497	8.66	739,300
Band 26	127,249.675	9.20	1,170,697
Band 27	50,839.326	9.04	459,588
Band 28	32,587.417	8.96	291,983
Band 29	40,594.800	8.94	362,918
Band 30	1,078.347	8.78	9,468
Band 31	2,312.195	8.71	20,139
Band 35	39,688.207	7.73	306,790
Band 36	1,050.023	7.68	8,064
Band 37	8,706.012	7.63	66,427
Band 38	271,008.054	9.78	2,650,459
Band 39	59,579.679	7.60	452,806
Band 40	59,068.917	7.56	446,561
Band 41	11,687.464	8.79	102,733
Band 42	17,749.307	8.69	154,241
Band 43	46,426.269	8.61	399,730
Band 46	1,488,691.502	8.56	12,743,199
Band 47	224,775.772	8.48	1,906,099
Band 51	756.798	9.21	6,970
Band 55	13,602.262	9.49	129,085
Band 56	277,775.721	7.31	2,030,541
Band 57	13,154.055	7.15	94,051
Band 58	1,148.898	7.08	8,134
Band 60	866.967	7.18	6,225
	21,744,588.265		$ 190,519,837

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

	Units	Unit Value	Extended Value
ING Thornburg Value Portfolio - Initial Class			
Contracts in accumulation period:			
Band 4	3,896.990	$ 11.76	$ 45,829
Band 7	109.934	8.35	918
Band 9	11,497.012	8.22	94,505
Band 10	394.111	10.30	4,059
Band 13	8,545.162	8.04	68,703
Band 15	8,588.425	7.91	67,934
Band 21	1,082.814	10.03	10,861
Band 26	14,284.640	8.80	125,705
Band 27	35,646.397	8.52	303,707
Band 28	18,530.452	8.39	155,470
Band 29	421.648	8.35	3,521
Band 30	1,678.021	8.08	13,558
	104,675.606		$ 894,770
ING Thornburg Value Portfolio - Service Class			
Contracts in accumulation period:			
Band 4	3,968.779	$ 9.58	$ 38,021
Band 6	32,576.852	9.50	309,480
Band 7	21,392.594	9.48	202,802
Band 8	27,922.657	9.43	263,311
Band 9	1,930.469	9.40	18,146
Band 10	74,568.953	9.38	699,457
Band 11	17,669.101	9.35	165,206
Band 12	4,095.061	9.32	38,166
Band 13	36,259.701	9.30	337,215
Band 14	46,848.635	9.25	433,350
Band 15	20,634.086	9.22	190,246
Band 16	4,129.341	9.17	37,866
Band 17	26,114.572	9.15	238,948
Band 18	1,015.073	9.12	9,257
Band 19	6,303.452	9.07	57,172
Band 20	16,098.190	9.27	149,230
Band 35	32,197.849	9.73	313,285
Band 36	4,497.639	9.53	42,862
Band 37	1,750.537	9.39	16,438
Band 38	156,128.707	12.38	1,932,873
Band 39	27,860.325	12.18	339,339
Band 40	2,922.818	12.02	35,132
Band 46	33,141.089	9.10	301,584
Band 47	10,951.726	9.02	98,785
Band 51	3,198.014	9.15	29,262
Band 55	5,472.776	9.43	51,608
	619,648.996		$ 6,349,041

	Units	Unit Value	Extended Value
ING UBS U.S. Large Cap Equity Portfolio - Service Class			
Contracts in accumulation period:			
Band 2	2,299.647	$ 10.58	$ 24,330
Band 4	25,482.067	11.18	284,890
Band 5	327.579	10.36	3,394
Band 6	54,595.907	10.29	561,792
Band 7	12,910.321	11.01	142,143
Band 8	40,300.569	10.19	410,663
Band 9	5,824.919	10.88	63,375
Band 10	49,324.033	10.84	534,673
Band 11	7,314.109	10.09	73,799
Band 12	3,218.628	10.05	32,347
Band 13	26,870.148	10.71	287,779
Band 14	9,571.763	9.95	95,239
Band 15	38,222.536	10.59	404,777
Band 16	1,156.726	9.85	11,394
Band 17	48,922.448	9.81	479,929
Band 20	4,006.761	10.67	42,752
Band 21	13,220.677	10.54	139,346
Band 26	3,829.089	11.44	43,805
Band 27	645.238	11.18	7,214
Band 28	1,955.485	11.05	21,608
Band 29	1,758.583	11.00	19,344
Band 35	14,242.801	10.70	152,398
Band 37	12,806.452	10.33	132,291
Band 38	42,401.533	12.98	550,372
Band 39	5,871.552	12.77	74,980
Band 40	5,423.255	12.60	68,333
Band 41	8,058.546	10.76	86,710
Band 42	962.874	10.59	10,197
Band 43	5,894.716	10.47	61,718
Band 46	24,335.595	9.75	237,272
Band 47	14,495.182	9.65	139,879
	486,249.739		$ 5,198,743
ING Strategic Allocation Conservative Portfolio - Class S			
Contracts in accumulation period:			
Band 35	6,083.199	$ 14.81	$ 90,092
Band 36	16,105.214	14.61	235,297
Band 38	54,811.280	14.56	798,052
Band 39	11,203.336	14.37	160,992
Band 40	81.219	14.22	1,155
	88,284.248		$ 1,285,588
ING Strategic Allocation Growth Portfolio - Class S			
Contracts in accumulation period:			
Band 35	3,671.277	$ 15.33	$ 56,281
Band 38	6,970.781	15.08	105,119
Band 39	6,583.910	14.88	97,969
Band 40	13,612.221	14.73	200,508
	30,838.189		$ 459,877

	Units	Unit Value	Extended Value
ING Strategic Allocation Moderate Portfolio - Class S			
Contracts in accumulation period:			
Band 35	7,191.815	$ 15.07	$ 108,381
Band 36	3,343.452	14.87	49,717
Band 37	2,772.370	14.72	40,809
Band 38	39,851.170	14.82	590,594
Band 39	6,331.875	14.62	92,572
Band 40	6,274.703	14.47	90,795
	65,765.385		$ 972,868
ING Growth and Income Portfolio - Class A			
Contracts in accumulation period:			
Band 2	40,538.230	$ 9.60	$ 389,167
Band 4	1,026,100.348	9.58	9,830,041
Band 5	53,907.024	9.58	516,429
Band 6	19,736,036.996	9.57	188,873,874
Band 7	5,571,490.671	9.56	53,263,451
Band 8	8,647,939.390	9.55	82,587,821
Band 9	2,305,404.315	9.55	22,016,611
Band 10	20,163,138.700	9.54	192,356,343
Band 11	3,747,317.347	9.54	35,749,407
Band 12	684,331.682	9.54	6,528,524
Band 13	5,344,578.928	9.53	50,933,837
Band 14	10,017,999.446	9.52	95,371,355
Band 15	10,457,227.559	9.52	99,552,806
Band 16	584,887.874	9.51	5,562,284
Band 17	10,871,016.469	9.50	103,274,656
Band 18	26,939.860	9.50	255,929
Band 19	455,078.654	9.49	4,318,696
Band 20	5,120,278.135	9.53	48,796,251
Band 21	1,055,533.792	9.51	10,038,126
Band 26	989,685.444	9.61	9,510,877
Band 27	491,945.375	9.58	4,712,837
Band 28	219,866.586	9.57	2,104,123
Band 29	271,426.164	9.56	2,594,834
Band 30	25,462.260	9.54	242,910
Band 31	27,476.341	9.52	261,575
Band 35	125,835.287	9.63	1,211,794
Band 36	24,254.512	9.61	233,086
Band 37	52,057.691	9.60	499,754
Band 38	2,034,219.436	9.60	19,528,507
Band 39	261,414.645	9.59	2,506,966
Band 40	243,942.871	9.57	2,334,533
Band 41	104,116.708	9.54	993,273
Band 42	52,080.099	9.52	495,803
Band 43	352,433.564	9.50	3,348,119
Band 44	1,163.989	9.47	11,023
Band 45	1,605.860	9.46	15,191
Band 46	7,999,350.457	9.49	75,913,836
Band 47	851,297.045	9.48	8,070,296

	Units	Unit Value	Extended Value
ING Growth and Income Portfolio - Class A (continued)			
Band 50	14,166.817	$ 9.53	$ 135,010
Band 51	474,712.905	9.50	4,509,773
Band 52	1,009.643	9.56	9,652
Band 53	4,204.764	9.54	40,113
Band 54	9,945.891	9.51	94,585
Band 55	31,158.783	9.55	297,566
Band 56	2,914,635.853	9.59	27,951,358
Band 57	10,474.348	9.54	99,925
Band 59	5,541.597	9.49	52,590
Band 60	17,923.236	9.55	171,167
Band 61	3,395.527	9.53	32,359
	123,526,549.118		$ 1,178,199,043
ING Growth and Income Portfolio - Class I			
Contracts in accumulation period:			
Band 22	174.530	$ 8.76	$ 1,529
Band 23	8,711.131	8.70	75,787
	8,885.661		$ 77,316
ING Growth and Income Portfolio - Class S			
Contracts in accumulation period:			
Band 2	43,408.247	$ 8.76	$ 380,256
Band 3	4,161.939	9.68	40,288
Band 4	242,255.668	8.67	2,100,357
Band 5	413,292.971	8.65	3,574,984
Band 6	9,561,031.747	8.61	82,320,483
Band 7	7,309,907.895	8.60	62,865,208
Band 8	4,432,989.669	8.56	37,946,392
Band 9	1,162,482.425	8.54	9,927,600
Band 10	10,564,875.533	8.52	90,012,740
Band 11	4,487,171.154	8.51	38,185,827
Band 12	2,742,773.959	8.49	23,286,151
Band 13	7,047,013.933	8.47	59,688,208
Band 14	12,328,040.899	8.44	104,048,665
Band 15	3,801,888.696	8.42	32,011,903
Band 16	474,550.246	8.38	3,976,731
Band 17	6,239,345.953	8.36	52,160,932
Band 18	282,830.481	8.35	2,361,635
Band 19	619,743.807	8.31	5,150,071
Band 20	4,564,455.402	8.45	38,569,648
Band 21	887,617.130	8.40	7,455,984
Band 24	243.058	8.95	2,175
Band 25	79,082.799	9.83	777,384
Band 26	1,347,167.710	8.78	11,828,132
Band 27	669,444.251	8.67	5,804,082
Band 28	440,791.067	8.61	3,795,211
Band 29	79,119.092	8.60	680,424
Band 30	14,143.960	8.49	120,082
Band 31	1,132.891	8.43	9,550
Band 35	155,076.880	14.88	2,307,544

	Units	Unit Value	Extended Value
ING Growth and Income Portfolio - Class S (continued)			
Band 36	11,101.330	$ 14.62	$ 162,301
Band 37	13,070.976	14.43	188,614
Band 38	356,066.249	13.88	4,942,200
Band 39	38,520.746	13.65	525,808
Band 40	20,304.225	13.47	273,498
Band 41	57,266.310	8.49	486,191
Band 42	26,420.511	8.42	222,461
Band 43	117,467.327	8.37	983,202
Band 44	578.078	8.24	4,763
Band 45	5,352.998	8.19	43,841
Band 46	3,372,024.150	8.33	28,088,961
Band 47	584,743.838	8.28	4,841,679
Band 50	22,683.120	9.10	206,416
Band 51	8,235.009	9.00	74,115
Band 52	260.604	9.22	2,403
Band 54	4,965.493	9.03	44,838
Band 55	5,986.792	9.18	54,959
Band 56	189,409.870	9.32	1,765,300
Band 57	6,734.360	9.13	61,485
Band 60	443.103	9.16	4,059
	84,837,674.551		$ 724,365,741
ING GET U.S. Core Portfolio - Series 7			
Contracts in accumulation period:			
Band 9	40,294.838	$ 9.88	$ 398,113
Band 10	21,936.335	9.85	216,073
Band 13	9,905.343	9.74	96,478
Band 15	11,437.056	9.64	110,253
Band 20	6,231.064	9.71	60,504
Band 21	4,847.042	9.60	46,532
Band 26	152,833.312	10.35	1,581,825
Band 27	55,281.341	10.13	560,000
Band 28	48,269.495	10.02	483,660
Band 29	149,673.595	9.98	1,493,742
Band 30	30,113.449	9.77	294,208
Band 31	7,229.383	9.66	69,836
	538,052.253		$ 5,411,224

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

	Units	Unit Value	Extended Value
ING GET U.S. Core Portfolio - Series 8			
Contracts in accumulation period:			
Band 6	205.848	$ 10.02	$ 2,063
Band 9	2,302.292	9.89	22,770
Band 10	29,914.095	9.85	294,654
Band 13	954.789	9.75	9,309
Band 15	1,176.978	9.65	11,358
Band 20	4,409.936	9.72	42,865
Band 21	9,847.231	9.62	94,730
Band 26	94,442.917	10.33	975,595
Band 27	26,332.929	10.12	266,489
Band 28	10,350.447	10.02	103,711
Band 29	50,577.169	9.98	504,760
Band 30	24,692.802	9.78	241,496
Band 31	4,845.946	9.67	46,860
Band 35	287.122	10.48	3,009
	260,340.501		$ 2,619,669
ING GET U.S. Core Portfolio - Series 9			
Contracts in accumulation period:			
Band 9	1,371.700	$ 10.00	$ 13,717
Band 10	13,992.227	9.97	139,503
Band 13	1,443.650	9.87	14,249
Band 15	351.475	9.77	3,434
Band 20	4,076.757	9.84	40,115
Band 26	74,401.987	10.44	776,757
Band 27	17,860.370	10.23	182,712
Band 28	79,648.631	10.13	806,841
Band 29	58,435.271	10.10	590,196
Band 31	4,435.433	9.80	43,467
Band 39	12,180.490	10.27	125,094
	268,197.991		$ 2,736,085
ING GET U.S. Core Portfolio - Series 10			
Contracts in accumulation period:			
Band 9	2,971.177	$ 9.94	$ 29,533
Band 10	16,232.686	9.91	160,866
Band 13	227.708	9.82	2,236
Band 15	153.793	9.72	1,495
Band 20	2,220.982	9.79	21,743
Band 26	53,077.352	10.36	549,881
Band 27	10,242.615	10.16	104,065
Band 28	85,422.735	10.07	860,207
Band 29	40,921.485	10.03	410,442
Band 31	10,436.793	9.75	101,759
Band 35	5.968	10.50	63
	221,913.294		$ 2,242,290

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

	Units	Unit Value	Extended Value
ING GET U.S. Core Portfolio - Series 11			
Contracts in accumulation period:			
Band 9	11,488.277	$ 10.24	$ 117,640
Band 10	25,721.768	10.21	262,619
Band 13	43,150.268	10.12	436,681
Band 20	49,377.265	10.09	498,217
Band 26	123,098.030	10.66	1,312,225
Band 27	40,119.932	10.46	419,654
Band 28	10,365.736	10.36	107,389
Band 29	110.520	10.33	1,142
Band 30	77,449.323	10.14	785,336
Band 31	5,989.362	10.05	60,193
Band 39	1.297	10.50	14
	386,871.778		$ 4,001,110
ING GET U.S. Core Portfolio - Series 12			
Contracts in accumulation period:			
Band 9	5,367.803	$ 10.33	$ 55,449
Band 10	14,910.657	10.30	153,580
Band 13	402.740	10.21	4,112
Band 15	2,635.164	10.12	26,668
Band 20	812.644	10.18	8,273
Band 26	80,402.829	10.73	862,722
Band 27	42,892.705	10.54	452,089
Band 28	1,700.941	10.45	17,775
Band 29	12,595.127	10.42	131,241
Band 30	8,337.890	10.23	85,297
Band 31	1,984.312	10.14	20,121
	172,042.812		$ 1,817,327
ING GET U.S. Core Portfolio - Series 13			
Contracts in accumulation period:			
Band 9	4,049.388	$ 10.35	$ 41,911
Band 10	2,215.404	10.32	22,863
Band 26	348,701.762	10.72	3,738,083
Band 27	301,231.500	10.55	3,177,992
Band 28	183,276.552	10.46	1,917,073
Band 29	16,158.382	10.43	168,532
Band 30	3,638.255	10.25	37,292
	859,271.243		$ 9,103,746

	Units	Unit Value	Extended Value
ING GET U.S. Core Portfolio - Series 14			
Contracts in accumulation period:			
Band 9	184,620.011	$ 10.58	$ 1,953,280
Band 10	7,478.257	10.55	78,896
Band 13	71,785.122	10.47	751,590
Band 14	11,132.865	10.42	116,004
Band 15	56,260.152	10.39	584,543
Band 21	2,800.583	10.36	29,014
Band 26	1,074,862.706	10.93	11,748,249
Band 27	718,616.031	10.76	7,732,308
Band 28	377,022.780	10.68	4,026,603
Band 29	31,509.570	10.65	335,577
Band 30	171,612.433	10.49	1,800,214
Band 31	1,750.037	10.41	18,218
	2,709,450.547		$ 29,174,496
ING BlackRock Science and Technology Opportunities Portfolio - Class S			
Contracts in accumulation period:			
Band 2	3,206.297	$ 10.20	$ 32,704
Band 4	87,072.450	10.11	880,302
Band 5	20,170.883	10.09	203,524
Band 6	2,940,390.142	10.05	29,550,921
Band 7	1,076,087.470	10.03	10,793,157
Band 8	1,552,693.390	9.99	15,511,407
Band 9	67,382.638	9.98	672,479
Band 10	3,421,030.287	9.96	34,073,462
Band 11	654,294.426	9.94	6,503,687
Band 12	188,145.558	9.92	1,866,404
Band 13	1,223,677.303	9.90	12,114,405
Band 14	1,963,901.859	9.86	19,364,072
Band 15	1,370,064.380	9.85	13,495,134
Band 16	135,300.829	9.81	1,327,301
Band 17	1,631,032.812	9.79	15,967,811
Band 18	23,917.597	9.77	233,675
Band 19	276,556.909	9.74	2,693,664
Band 20	684,378.394	9.88	6,761,659
Band 21	131,123.496	9.83	1,288,944
Band 25	746.977	10.24	7,649
Band 26	46,407.528	10.22	474,285
Band 27	6,047.257	10.11	61,138
Band 28	7,369.324	10.05	74,062
Band 29	85,976.743	10.03	862,347
Band 30	788.468	9.92	7,822
Band 31	1,533.415	9.86	15,119
Band 35	18,853.064	15.10	284,681
Band 36	3,297.353	14.90	49,131
Band 37	10,911.445	14.75	160,944
Band 38	264,183.436	14.85	3,923,124
Band 39	23,382.989	14.65	342,561
Band 40	26,276.983	14.50	381,016

	Units	Unit Value	Extended Value
ING BlackRock Science and Technology Opportunities			
Portfolio - Class S (continued)			
Band 41	11,365.075	$ 9.92	$ 112,742
Band 42	4,877.005	9.85	48,038
Band 43	33,617.937	9.79	329,120
Band 45	1,702.772	9.61	16,364
Band 46	1,251,436.568	9.75	12,201,507
Band 47	284,860.799	9.70	2,763,150
Band 50	286.667	9.90	2,838
Band 51	1,036.994	9.79	10,152
Band 52	1,012.801	10.03	10,158
Band 55	14,742.719	10.00	147,427
Band 56	216,247.105	10.14	2,192,746
Band 57	24,234.299	9.94	240,889
	19,791,622.843		$ 198,053,722
ING Euro STOXX 50 Index Portfolio - Class A			
Contracts in accumulation period:			
Band 4	934.229	$ 7.19	$ 6,717
Band 5	10,347.917	7.19	74,402
Band 6	94,586.114	7.17	678,182
Band 7	25,120.735	7.16	179,864
Band 8	38,211.200	7.15	273,210
Band 9	667.499	7.14	4,766
Band 10	69,939.304	7.13	498,667
Band 11	9,568.232	7.12	68,126
Band 13	24,532.430	7.11	174,426
Band 14	36,037.454	7.09	255,506
Band 15	26,556.439	7.08	188,020
Band 16	492.942	7.07	3,485
Band 17	33,494.610	7.06	236,472
Band 19	3,040.866	7.03	21,377
Band 20	5,141.282	7.10	36,503
Band 21	215.522	7.07	1,524
Band 26	1,068.794	7.24	7,738
Band 27	793.707	7.19	5,707
Band 29	183.663	7.16	1,315
Band 38	326.447	7.23	2,360
Band 43	4,044.375	7.06	28,553
Band 46	23,570.118	7.04	165,934
Band 56	5,777.143	7.21	41,653
	414,651.022		$ 2,954,507

	Units	Unit Value	Extended Value
ING FTSE 100 Index Portfolio - Class A			
Contracts in accumulation period:			
Band 4	70.540	$ 10.45	$ 737
Band 6	72,547.131	10.41	755,216
Band 7	7,398.023	10.40	76,939
Band 8	16,011.636	10.38	166,201
Band 9	2,550.682	10.37	26,451
Band 10	26,614.613	10.36	275,727
Band 11	9,582.838	10.34	99,087
Band 12	3,902.454	10.33	40,312
Band 13	1,495.032	10.32	15,429
Band 14	15,797.867	10.30	162,718
Band 15	15,765.069	10.29	162,223
Band 16	836.581	10.26	8,583
Band 17	21,185.957	10.25	217,156
Band 18	7,146.299	10.24	73,178
Band 19	2,735.067	10.22	27,952
Band 20	4,735.659	10.31	48,825
Band 26	1,712.393	10.52	18,014
Band 38	276.169	10.51	2,903
Band 46	11,157.986	10.23	114,146
Band 47	613.517	10.19	6,252
Band 56	204.701	10.47	2,143
	222,340.214		$ 2,300,192
ING Hang Seng Index Portfolio - Class S			
Contracts in accumulation period:			
Band 4	8,327.696	$ 11.10	$ 92,437
Band 5	114.540	11.08	1,269
Band 6	1,068,923.700	11.05	11,811,607
Band 7	110,734.924	11.04	1,222,514
Band 8	340,434.245	11.01	3,748,181
Band 9	13,168.433	10.99	144,721
Band 10	823,295.198	10.98	9,039,781
Band 11	117,139.190	10.96	1,283,846
Band 12	9,737.752	10.95	106,628
Band 13	146,630.404	10.93	1,602,670
Band 14	279,821.146	10.90	3,050,050
Band 15	263,362.539	10.89	2,868,018
Band 16	18,037.981	10.86	195,892
Band 17	374,815.631	10.84	4,063,001
Band 18	3,677.870	10.83	39,831
Band 19	12,545.905	10.80	135,496
Band 20	69,592.971	10.92	759,955
Band 21	6,701.880	10.87	72,849
Band 26	13,425.893	11.19	150,236
Band 27	5,631.085	11.10	62,505
Band 28	885.520	11.05	9,785
Band 38	1,740.923	11.17	19,446
Band 41	586.285	10.95	6,420

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

	Units	Unit Value	Extended Value
ING Hang Seng Index Portfolio - Class S (continued)			
Band 43	1,026.652	$ 10.84	$ 11,129
Band 46	270,761.414	10.81	2,926,931
Band 47	41,076.494	10.77	442,394
Band 55	446.585	11.01	4,917
Band 56	27,864.168	11.13	310,128
Band 57	260.984	10.96	2,860
	4,030,768.008		$ 44,185,497
ING Index Plus LargeCap Portfolio - Class S			
Contracts in accumulation period:			
Band 2	2,266.453	$ 10.13	$ 22,959
Band 4	65,531.830	9.87	646,799
Band 5	19,101.251	9.81	187,383
Band 6	939,728.032	9.71	9,124,759
Band 7	715,154.610	9.66	6,908,394
Band 8	604,682.491	9.56	5,780,765
Band 9	453,999.519	9.51	4,317,535
Band 10	882,411.290	9.45	8,338,787
Band 11	176,575.710	9.40	1,659,812
Band 12	118,010.642	9.35	1,103,400
Band 13	743,557.339	9.31	6,922,519
Band 14	1,062,853.588	9.21	9,788,882
Band 15	789,754.811	9.16	7,234,154
Band 16	61,833.967	9.06	560,216
Band 17	844,711.195	9.01	7,610,848
Band 18	16,146.847	8.96	144,676
Band 19	118,886.656	8.87	1,054,525
Band 20	647,518.711	9.26	5,996,023
Band 21	85,090.627	9.11	775,176
Band 26	1,740,140.073	10.18	17,714,626
Band 27	1,134,044.358	9.86	11,181,677
Band 28	688,581.252	9.71	6,686,124
Band 29	14,826.591	9.66	143,225
Band 30	4,951.378	9.35	46,295
Band 31	14,559.439	9.20	133,947
Band 35	229,366.051	10.40	2,385,407
Band 36	26,026.000	10.18	264,945
Band 37	14,259.420	10.02	142,879
Band 38	250,633.281	12.83	3,215,625
Band 39	51,640.805	12.61	651,191
Band 40	33,312.333	12.45	414,739
Band 41	8,072.388	11.56	93,317
Band 42	1,933.428	11.37	21,983
Band 43	35,570.071	11.22	399,096
Band 45	5,848.332	9.78	57,197
Band 46	275,594.029	9.47	2,609,875
Band 47	29,567.471	9.37	277,047
Band 49	161,175.007	8.46	1,363,541
Band 56	3,315.129	8.79	29,140
	13,071,232.405		$ 126,009,488

211

	Units	Unit Value	Extended Value
ING Index Plus MidCap Portfolio - Class S			
Contracts in accumulation period:			
Band 2	1,510.595	$ 13.15	$ 19,864
Band 4	82,774.056	14.53	1,202,707
Band 5	8,334.042	14.63	121,927
Band 6	1,103,955.075	12.75	14,075,427
Band 7	324,303.391	14.39	4,666,726
Band 8	638,560.121	12.61	8,052,243
Band 9	218,219.690	14.17	3,092,173
Band 10	963,513.228	12.15	11,706,686
Band 11	161,344.152	12.46	2,010,348
Band 12	30,162.723	12.41	374,319
Band 13	451,533.063	13.87	6,262,764
Band 14	651,889.419	12.27	7,998,683
Band 15	546,384.596	13.65	7,458,150
Band 16	40,331.363	12.12	488,816
Band 17	834,343.658	12.08	10,078,871
Band 18	856.717	12.03	10,306
Band 19	26,133.116	11.59	302,883
Band 20	232,342.069	11.96	2,778,811
Band 21	86,067.095	11.82	1,017,313
Band 26	272,216.685	15.17	4,129,527
Band 27	151,783.711	14.70	2,231,221
Band 28	78,850.932	14.47	1,140,973
Band 29	24,971.378	14.39	359,338
Band 30	6,105.326	13.94	85,108
Band 31	4,265.915	13.72	58,528
Band 34	130.317	12.81	1,669
Band 35	113,984.097	15.50	1,766,754
Band 36	18,324.130	15.18	278,160
Band 37	4,105.267	14.94	61,333
Band 38	362,546.776	15.93	5,775,370
Band 39	92,272.744	15.66	1,444,991
Band 40	36,482.032	15.46	564,012
Band 41	13,932.365	13.93	194,078
Band 42	13,674.928	13.70	187,347
Band 43	39,205.202	13.53	530,446
Band 45	8,272.155	11.26	93,144
Band 46	499,602.358	10.94	5,465,650
Band 47	54,098.041	10.83	585,882
Band 49	100,606.571	9.36	941,678
Band 50	549.886	10.22	5,620
Band 55	4,811.508	10.37	49,895
Band 56	7,061.390	10.04	70,896
	8,310,411.883		$ 107,740,637

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

	Units	Unit Value	Extended Value
ING Index Plus SmallCap Portfolio - Class S			
Contracts in accumulation period:			
Band 2	1,021.848	$ 12.50	$ 12,773
Band 4	57,544.158	13.89	799,288
Band 5	12,786.148	14.48	185,143
Band 6	906,059.408	12.12	10,981,440
Band 7	214,788.295	14.25	3,060,733
Band 8	476,731.424	11.98	5,711,242
Band 9	203,975.778	14.02	2,859,740
Band 10	856,073.302	11.51	9,853,404
Band 11	142,423.665	11.84	1,686,296
Band 12	16,126.415	11.79	190,130
Band 13	513,395.162	13.73	7,048,916
Band 14	586,603.172	11.66	6,839,793
Band 15	403,301.604	13.51	5,448,605
Band 16	44,772.458	11.52	515,779
Band 17	690,733.028	11.47	7,922,708
Band 18	596.934	11.43	6,823
Band 19	45,154.574	10.98	495,797
Band 20	178,905.335	11.33	2,026,997
Band 21	57,918.771	11.20	648,690
Band 26	201,064.604	15.02	3,019,990
Band 27	95,368.205	14.55	1,387,607
Band 28	62,146.975	14.32	889,945
Band 29	19,729.634	14.25	281,147
Band 30	5,684.170	13.80	78,442
Band 31	1,922.435	13.58	26,107
Band 34	24.109	12.69	306
Band 35	72,275.283	15.34	1,108,703
Band 36	4,805.061	15.02	72,172
Band 37	668.460	14.79	9,887
Band 38	161,576.246	15.37	2,483,427
Band 39	25,526.760	15.11	385,709
Band 40	9,135.501	14.92	136,302
Band 41	10,246.560	13.33	136,587
Band 42	6,519.931	13.10	85,411
Band 43	27,266.670	12.94	352,831
Band 45	5,471.182	10.66	58,323
Band 46	495,994.222	9.95	4,935,143
Band 47	48,852.046	9.84	480,704
Band 49	83,091.094	8.90	739,511
Band 52	227.423	9.53	2,167
Band 55	2,887.129	9.47	27,341
Band 56	48,372.406	10.35	500,654
	6,797,767.585		$ 83,492,713

	Units	Unit Value	Extended Value
ING International Index Portfolio - Class S			
Contracts in accumulation period:			
Band 2	917.269	$ 7.09	$ 6,503
Band 4	28,670.789	7.02	201,269
Band 5	3,065.435	7.01	21,489
Band 6	818,657.821	6.98	5,714,232
Band 7	222,875.489	6.97	1,553,442
Band 8	313,062.454	6.94	2,172,653
Band 9	68,420.795	6.93	474,156
Band 10	1,101,227.030	6.92	7,620,491
Band 11	188,040.755	6.90	1,297,481
Band 12	34,798.173	6.89	239,759
Band 13	297,722.658	6.88	2,048,332
Band 14	511,503.343	6.85	3,503,798
Band 15	371,832.734	6.84	2,543,336
Band 16	12,802.142	6.81	87,183
Band 17	368,193.449	6.80	2,503,715
Band 19	13,152.930	6.76	88,914
Band 20	132,802.485	6.87	912,353
Band 21	22,471.630	6.83	153,481
Band 25	197.087	12.93	2,548
Band 26	78,414.506	7.10	556,743
Band 27	38,426.816	7.02	269,756
Band 28	37,007.898	6.98	258,315
Band 29	11,337.991	6.97	79,026
Band 30	0.814	6.89	6
Band 35	24,072.164	12.98	312,457
Band 36	1,944.075	12.91	25,098
Band 37	4,185.292	12.86	53,823
Band 38	216,468.202	7.09	1,534,760
Band 39	39,107.831	12.82	501,362
Band 40	11,797.070	12.77	150,649
Band 41	4,044.389	6.89	27,866
Band 42	1,077.778	6.84	7,372
Band 43	8,258.575	6.80	56,158
Band 46	274,343.399	6.77	1,857,305
Band 47	55,538.071	6.74	374,327
Band 49	123,320.108	9.78	1,206,071
Band 56	152,108.099	7.05	1,072,362
Band 57	777.075	6.91	5,370
	5,592,644.621		$ 39,493,961

	Units	Unit Value	Extended Value
ING Japan TOPIX Index® Portfolio - Class A			
Contracts in accumulation period:			
Band 4	261.282	$ 9.43	$ 2,464
Band 6	178,839.201	9.40	1,681,088
Band 7	13,788.291	9.39	129,472
Band 8	281,365.261	9.37	2,636,392
Band 9	1,214.515	9.36	11,368
Band 10	133,436.240	9.35	1,247,629
Band 11	22,870.093	9.34	213,607
Band 12	2,041.150	9.33	19,044
Band 13	37,878.411	9.31	352,648
Band 14	46,473.496	9.29	431,739
Band 15	30,902.114	9.28	286,772
Band 16	402.335	9.26	3,726
Band 17	170,323.085	9.25	1,575,489
Band 19	2,559.363	9.22	23,597
Band 20	13,496.583	9.30	125,518
Band 21	159.609	9.27	1,480
Band 26	2,205.940	9.49	20,934
Band 38	154.912	9.48	1,469
Band 41	87.103	9.33	813
Band 43	605.970	9.25	5,605
Band 46	75,417.542	9.23	696,104
Band 47	1,995.975	9.20	18,363
Band 56	5,765.239	9.45	54,482
Band 57	2,984.102	9.34	27,872
	1,025,227.812		$ 9,567,675
ING Russell™ Large Cap Growth Index Portfolio - Class S			
Contracts in accumulation period:			
Band 2	4,985.475	$ 13.46	$ 67,104
Band 3	1,489.910	13.34	19,875
Band 4	43,897.624	14.48	635,638
Band 5	35,806.014	14.46	517,755
Band 6	1,637,093.866	14.42	23,606,894
Band 7	1,193,971.034	14.40	17,193,183
Band 8	302,867.930	14.36	4,349,183
Band 9	75,828.677	14.34	1,087,383
Band 10	1,098,590.951	14.32	15,731,822
Band 11	457,843.190	14.30	6,547,158
Band 12	320,642.893	14.28	4,578,781
Band 13	623,596.060	14.26	8,892,480
Band 14	1,348,509.798	14.22	19,175,809
Band 15	322,048.282	14.20	4,573,086
Band 16	59,808.182	14.16	846,884
Band 17	847,363.747	14.14	11,981,723
Band 18	14,669.650	14.12	207,135
Band 19	53,746.695	14.08	756,753
Band 20	952,471.897	14.24	13,563,200
Band 21	98,302.250	14.18	1,393,926

	Units	Unit Value	Extended Value
ING Russell™ Large Cap Growth Index Portfolio - Class S (continued)			
Band 25	9,898.142	$ 13.49	$ 133,526
Band 26	104,863.477	14.60	1,531,007
Band 27	67,005.798	14.48	970,244
Band 28	52,951.905	14.42	763,566
Band 29	20,572.751	14.40	296,248
Band 30	868.162	14.28	12,397
Band 31	2,297.580	14.22	32,672
Band 35	79,060.309	14.68	1,160,605
Band 36	1,304.999	14.60	19,053
Band 37	528.579	14.54	7,686
Band 38	47,402.462	14.58	691,128
Band 39	7,196.758	14.50	104,353
Band 40	12,729.989	14.44	183,821
Band 41	440.592	14.28	6,292
Band 43	4,479.346	14.15	63,383
Band 46	234,211.865	14.10	3,302,387
Band 47	54,888.019	14.04	770,628
Band 54	2,699.903	14.18	38,285
Band 55	1,439.670	14.36	20,674
Band 56	14,291.762	14.52	207,516
Band 57	1,645.620	14.30	23,532
	10,214,311.813		$ 146,064,775
ING Russell™ Large Cap Index Portfolio - Class S			
Contracts in accumulation period:			
Band 1	5,192.553	$ 9.18	$ 47,668
Band 2	189,827.958	9.23	1,752,112
Band 3	1,429.218	14.33	20,481
Band 4	236,510.721	9.14	2,161,708
Band 5	104,988.725	9.12	957,497
Band 6	4,462,208.996	9.09	40,561,480
Band 7	2,812,729.859	9.07	25,511,460
Band 8	4,354,218.634	9.04	39,362,136
Band 9	580,694.847	9.02	5,237,868
Band 10	3,266,092.814	9.00	29,394,835
Band 11	4,937,103.563	8.98	44,335,190
Band 12	785,636.658	8.97	7,047,161
Band 13	2,342,299.572	8.95	20,963,581
Band 14	3,104,962.711	8.92	27,696,267
Band 15	1,182,522.687	8.90	10,524,452
Band 16	73,528.138	8.87	652,195
Band 17	1,268,402.797	8.85	11,225,365
Band 18	42,820.429	8.83	378,104
Band 19	129,495.667	8.80	1,139,562
Band 20	1,039,503.212	8.93	9,282,764
Band 21	214,407.111	8.88	1,903,935
Band 23	5,008.357	13.06	65,409
Band 25	13,773.338	14.51	199,851
Band 26	100,182.758	9.24	925,689

Division/Contract	Units	Unit Value	Extended Value
ING Russell™ Large Cap Index Portfolio - Class S (continued)			
Band 27	72,211.947	$ 9.14	$ 660,017
Band 28	38,286.667	9.09	348,026
Band 29	87,525.810	9.07	793,859
Band 30	6,326.968	8.97	56,753
Band 31	5,749.831	8.92	51,288
Band 38	37,082.868	9.23	342,275
Band 41	17,202.416	8.97	154,306
Band 42	9,182.579	8.90	81,725
Band 43	51,016.748	8.85	451,498
Band 45	276.864	8.68	2,403
Band 46	1,091,339.675	8.81	9,614,703
Band 47	85,449.453	8.76	748,537
Band 50	12,676.832	8.95	113,458
Band 56	246,592.641	9.17	2,261,255
Band 57	1,607.044	8.99	14,447
Band 60	315.268	9.02	2,844
	33,016,384.934		$ 297,044,164
ING Russell™ Large Cap Value Index Portfolio - Class S			
Contracts in accumulation period:			
Band 2	1,668.607	$ 13.74	$ 22,927
Band 4	54,039.199	13.65	737,635
Band 5	933.148	13.63	12,719
Band 6	310,000.067	13.59	4,212,901
Band 7	166,252.959	13.58	2,257,715
Band 8	223,896.590	13.54	3,031,560
Band 9	115,335.749	13.52	1,559,339
Band 10	294,986.805	13.50	3,982,322
Band 11	111,472.037	13.48	1,502,643
Band 12	15,070.606	13.46	202,850
Band 13	221,530.359	13.44	2,977,368
Band 14	196,677.129	13.41	2,637,440
Band 15	226,687.636	13.39	3,035,347
Band 16	6,162.491	13.35	82,269
Band 17	254,681.698	13.33	3,394,907
Band 18	141.654	13.31	1,885
Band 19	2,332.475	13.28	30,975
Band 20	107,279.273	13.43	1,440,761
Band 21	34,303.545	13.37	458,638
Band 26	144,063.496	13.76	1,982,314
Band 27	142,297.029	13.65	1,942,354
Band 28	61,562.877	13.59	836,639
Band 29	8,349.914	13.57	113,308
Band 30	2,393.404	13.46	32,215
Band 31	1,277.394	13.41	17,130
Band 38	2,126.354	13.74	29,216
Band 41	821.216	13.47	11,062
Band 42	1,228.933	13.39	16,455
Band 43	19,856.498	13.34	264,886

Division/Contract	Units	Unit Value	Extended Value
ING Russell™ Large Cap Value Index Portfolio - Class S (continued)			
Band 46	102,951.229	$ 13.30	$ 1,369,251
Band 47	34,736.949	13.24	459,917
Band 51	3,105.557	13.34	41,428
Band 56	18,421.126	13.69	252,185
Band 57	468.769	13.48	6,319
	2,887,112.772		$ 38,956,880
ING Russell™ Mid Cap Growth Index Portfolio - Class S			
Contracts in accumulation period:			
Band 2	41,212.901	$ 15.72	$ 647,867
Band 3	2,531.347	15.57	39,413
Band 4	59,173.101	15.62	924,284
Band 5	35,831.052	15.59	558,606
Band 6	2,267,473.904	15.55	35,259,219
Band 7	887,614.124	15.53	13,784,647
Band 8	1,615,359.256	15.49	25,021,915
Band 9	209,926.889	15.47	3,247,569
Band 10	1,836,737.289	15.44	28,359,224
Band 11	2,105,460.105	15.42	32,466,195
Band 12	322,878.890	15.40	4,972,335
Band 13	992,399.420	15.38	15,263,103
Band 14	1,641,747.896	15.34	25,184,413
Band 15	750,345.651	15.32	11,495,295
Band 16	51,001.664	15.27	778,795
Band 17	1,115,655.624	15.25	17,013,748
Band 18	29,622.469	15.23	451,150
Band 19	48,499.290	15.19	736,704
Band 20	660,983.303	15.36	10,152,704
Band 21	85,179.931	15.30	1,303,253
Band 25	12,910.637	15.77	203,601
Band 26	27,575.777	15.75	434,318
Band 27	13,416.138	15.62	209,560
Band 28	4,160.383	15.55	64,694
Band 29	25,616.500	15.53	397,824
Band 30	94.427	15.40	1,454
Band 38	43,201.343	15.72	679,125
Band 41	15,158.165	15.40	233,436
Band 42	889.513	15.32	13,627
Band 43	33,102.854	15.26	505,150
Band 45	377.406	15.04	5,676
Band 46	696,930.308	15.21	10,600,310
Band 47	42,714.084	15.15	647,118
Band 50	2,573.930	15.38	39,587
Band 51	1,533.811	15.26	23,406
Band 54	203.237	15.30	3,110
Band 55	445.970	15.49	6,908
Band 56	82,369.882	15.66	1,289,912
Band 57	7,220.923	15.43	111,419
Band 64	1,310.077	15.30	20,044
	15,771,439.471		$ 243,150,718

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING Russell™ Mid Cap Index Portfolio - Class S			
Contracts in accumulation period:			
Band 2	2,726.775	$ 10.20	$ 27,813
Band 4	49,568.699	10.10	500,644
Band 5	9,469.473	10.08	95,452
Band 6	1,745,840.664	10.04	17,528,240
Band 7	441,767.869	10.02	4,426,514
Band 8	750,481.004	9.99	7,497,305
Band 9	71,696.888	9.97	714,818
Band 10	2,558,430.772	9.95	25,456,386
Band 11	448,752.821	9.93	4,456,116
Band 12	61,314.973	9.91	607,631
Band 13	476,109.438	9.89	4,708,722
Band 14	645,169.253	9.85	6,354,917
Band 15	844,438.198	9.84	8,309,272
Band 16	18,646.390	9.80	182,735
Band 17	654,912.258	9.78	6,405,042
Band 18	957.628	9.76	9,346
Band 19	34,976.126	9.72	339,968
Band 20	330,290.190	9.87	3,259,964
Band 21	21,781.471	9.82	213,894
Band 26	26,042.865	10.22	266,158
Band 27	21,411.934	10.10	216,261
Band 28	9,372.406	10.04	94,099
Band 29	14,311.753	10.02	143,404
Band 30	6,693.754	9.91	66,335
Band 38	16,213.466	10.20	165,377
Band 41	11,155.961	9.91	110,556
Band 42	13,014.127	9.84	128,059
Band 43	5,169.171	9.78	50,554
Band 46	661,834.868	9.74	6,446,272
Band 47	122,670.115	9.69	1,188,673
Band 52	3,320.072	10.03	33,300
Band 55	1,100.333	9.99	10,992
Band 56	277,012.179	10.14	2,808,903
Band 57	998.320	9.93	9,913
Band 59	395.181	9.73	3,845
	10,358,047.395		$ 102,837,480

Division/Contract	Units	Unit Value	Extended Value
ING Russell™ Small Cap Index Portfolio - Class S			
Contracts in accumulation period:			
Band 2	385.928	$ 10.36	$ 3,998
Band 4	43,607.440	10.26	447,412
Band 5	25,183.479	10.24	257,879
Band 6	1,701,985.477	10.20	17,360,252
Band 7	832,166.305	10.18	8,471,453
Band 8	895,973.595	10.14	9,085,172
Band 9	92,228.546	10.12	933,353
Band 10	2,589,703.501	10.10	26,156,005
Band 11	527,260.567	10.08	5,314,787
Band 12	136,727.321	10.07	1,376,844
Band 13	895,889.751	10.05	9,003,692
Band 14	1,359,249.866	10.01	13,606,091
Band 15	887,230.475	9.99	8,863,432
Band 16	51,300.307	9.95	510,438
Band 17	1,028,553.934	9.93	10,213,541
Band 18	10,612.409	9.91	105,169
Band 19	28,350.045	9.88	280,098
Band 20	663,425.857	10.03	6,654,161
Band 21	34,582.346	9.97	344,786
Band 25	6,696.076	10.40	69,639
Band 26	58,531.593	10.38	607,558
Band 27	22,735.204	10.26	233,263
Band 28	11,878.258	10.20	121,158
Band 29	35,763.253	10.18	364,070
Band 30	6,688.608	10.06	67,287
Band 38	20,351.214	10.36	210,839
Band 41	13,974.652	10.07	140,725
Band 42	15,812.461	9.99	157,966
Band 43	4,620.599	9.94	45,929
Band 46	871,768.034	9.89	8,621,786
Band 47	152,810.466	9.84	1,503,655
Band 52	385.873	10.18	3,928
Band 56	479,288.741	10.30	4,936,674
Band 57	736.844	10.09	7,435
Band 59	1,675.755	9.88	16,556
	13,508,134.780		$ 136,097,031

Division/Contract	Units	Unit Value	Extended Value
ING Small Company Portfolio - Class S			
Contracts in accumulation period:			
Band 2	3,231.608	$ 10.68	$ 34,514
Band 4	36,645.501	10.58	387,709
Band 5	3,330.886	10.56	35,174
Band 6	1,422,232.487	10.52	14,961,886
Band 7	301,151.067	10.50	3,162,086
Band 8	527,871.238	10.46	5,521,533
Band 9	27,098.943	10.44	282,913
Band 10	1,585,371.226	10.42	16,519,568
Band 11	214,607.645	10.41	2,234,066
Band 12	55,529.292	10.39	576,949
Band 13	469,399.166	10.37	4,867,669
Band 14	563,418.712	10.33	5,820,115
Band 15	676,235.802	10.31	6,971,991
Band 16	60,435.008	10.27	620,668
Band 17	615,823.444	10.25	6,312,190
Band 18	775.759	10.23	7,936
Band 19	19,884.476	10.19	202,623
Band 20	328,273.305	10.35	3,397,629
Band 21	45,619.689	10.29	469,427
Band 25	2,943.255	10.27	30,227
Band 26	53,688.250	10.70	574,464
Band 27	62,884.825	10.58	665,321
Band 28	11,270.621	10.52	118,567
Band 29	5,332.318	10.50	55,989
Band 30	1,545.782	10.38	16,045
Band 35	27,837.262	15.82	440,385
Band 36	8,411.148	15.50	130,373
Band 37	1,175.809	15.27	17,955
Band 38	260,992.358	17.77	4,637,834
Band 39	54,353.006	17.47	949,547
Band 40	9,659.161	17.25	166,621
Band 41	1,846.375	10.39	19,184
Band 42	2,259.155	10.31	23,292
Band 43	18,103.797	10.25	185,564
Band 46	736,637.425	10.21	7,521,068
Band 47	53,650.322	10.15	544,551
Band 51	603.630	10.25	6,187
Band 55	4,446.783	10.47	46,558
Band 56	127,307.014	10.62	1,352,000
Band 57	1,507.656	10.41	15,695
	8,403,391.206		$ 89,904,073

Division/Contract	Units	Unit Value	Extended Value
ING U.S. Bond Index Portfolio - Class S			
Contracts in accumulation period:			
Band 2	7,333.117	$ 11.87	$ 87,044
Band 3	384.695	11.93	4,589
Band 4	83,355.190	11.76	980,257
Band 5	22,144.183	11.73	259,751
Band 6	3,165,567.799	11.69	37,005,488
Band 7	1,615,556.551	11.67	18,853,545
Band 8	2,150,527.481	11.62	24,989,129
Band 9	160,460.347	11.60	1,861,340
Band 10	4,062,233.493	11.58	47,040,664
Band 11	1,257,147.450	11.56	14,532,625
Band 12	254,563.043	11.54	2,937,658
Band 13	1,537,961.974	11.51	17,701,942
Band 14	2,495,009.271	11.47	28,617,756
Band 15	1,678,618.910	11.45	19,220,187
Band 16	154,225.273	11.41	1,759,710
Band 17	2,112,608.924	11.38	24,041,490
Band 18	1,314.796	11.36	14,936
Band 19	62,342.837	11.32	705,721
Band 20	807,128.967	11.49	9,273,912
Band 21	85,247.616	11.43	974,380
Band 25	4,845.017	12.12	58,722
Band 26	122,318.633	11.89	1,454,369
Band 27	97,605.950	11.76	1,147,846
Band 28	22,486.379	11.69	262,866
Band 29	31,003.047	11.67	361,806
Band 30	1,159.848	11.53	13,373
Band 31	1,139.782	11.47	13,073
Band 35	42,396.814	11.98	507,914
Band 36	19,217.255	11.89	228,493
Band 37	7,260.736	11.82	85,822
Band 38	553,441.008	11.87	6,569,345
Band 39	200,614.675	11.78	2,363,241
Band 40	77,543.813	11.71	908,038
Band 41	4,675.999	11.54	53,961
Band 42	2,423.946	11.45	27,754
Band 43	14,109.346	11.39	160,705
Band 45	467.979	11.17	5,227
Band 46	1,868,365.242	11.34	21,187,262
Band 47	235,942.853	11.27	2,659,076
Band 55	5,301.367	11.63	61,655
Band 56	699,932.903	11.80	8,259,208
Band 57	29,901.029	11.56	345,656
Band 59	328.852	11.32	3,723
	25,756,214.390		$ 297,601,259

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING WisdomTree^{SM} Global High-Yielding Equity Index Portfolio - Class S			
Contracts in accumulation period:			
Band 4	44,877.659	$ 7.75	$ 347,802
Band 6	4,036,972.284	7.70	31,084,687
Band 7	261,666.758	7.69	2,012,217
Band 8	1,363,796.757	7.66	10,446,683
Band 9	18,347.343	7.64	140,174
Band 10	7,458,354.092	7.63	56,907,242
Band 11	752,428.049	7.61	5,725,977
Band 12	37,365.939	7.60	283,981
Band 13	1,230,977.117	7.58	9,330,807
Band 14	714,428.648	7.55	5,393,936
Band 15	1,959,000.629	7.54	14,770,865
Band 16	94,627.704	7.51	710,654
Band 17	996,995.283	7.49	7,467,495
Band 18	11,433.075	7.48	85,519
Band 19	35,436.336	7.45	264,001
Band 20	688,315.289	7.57	5,210,547
Band 21	11,003.673	7.52	82,748
Band 26	11,011.344	7.76	85,448
Band 27	2,811.480	7.67	21,564
Band 28	2,510.708	7.63	19,157
Band 29	3,258.929	7.61	24,800
Band 35	12,793.344	7.91	101,195
Band 36	12,612.273	7.84	98,880
Band 38	73,412.704	7.83	574,821
Band 39	35,039.345	7.77	272,256
Band 40	30,092.486	7.72	232,314
Band 41	3,944.705	7.53	29,704
Band 42	4,340.166	7.47	32,421
Band 43	559.405	7.43	4,156
Band 46	1,429,765.444	7.46	10,666,050
Band 47	373,188.243	7.42	2,769,057
Band 54	4,180.226	7.52	31,435
Band 55	2,378.275	7.66	18,218
Band 56	575,042.945	7.78	4,473,834
Band 57	3,897.611	7.61	29,661
Band 59	479.603	7.45	3,573
Band 60	1,190.864	7.64	9,098
	22,298,536.735		$ 169,762,977
ING International Value Portfolio - Class S			
Contracts in accumulation period:			
Band 35	62,900.524	$ 12.09	$ 760,467
Band 36	15,748.188	11.84	186,459
Band 37	9,759.950	11.67	113,899
Band 38	281,511.191	13.09	3,684,981
Band 39	127,535.413	12.87	1,641,381
Band 40	21,055.076	12.71	267,610
	518,510.342		$ 6,654,797

Division/Contract	Units	Unit Value	Extended Value
ING MidCap Opportunities Portfolio - Class S			
Currently payable annuity contracts:	118.668	$ 11.98	$ 1,422
Contracts in accumulation period:			
Band 1	30,526.055	11.54	352,271
Band 2	301,343.455	11.98	3,610,095
Band 3	1,352.019	11.53	15,589
Band 4	115,862.023	11.66	1,350,951
Band 5	81,517.564	11.60	945,604
Band 6	4,227,190.135	11.47	48,485,871
Band 7	2,735,925.115	11.41	31,216,906
Band 8	2,718,314.568	11.29	30,689,771
Band 9	483,352.568	11.23	5,428,049
Band 10	3,775,208.478	11.17	42,169,079
Band 11	2,991,666.312	11.11	33,237,413
Band 12	781,461.254	11.05	8,635,147
Band 13	2,377,779.823	10.99	26,131,800
Band 14	3,662,811.249	10.87	39,814,758
Band 15	1,287,437.167	10.81	13,917,196
Band 16	119,652.826	10.69	1,279,089
Band 17	1,752,718.136	10.64	18,648,921
Band 18	34,467.070	10.58	364,662
Band 19	177,210.236	10.46	1,853,619
Band 20	1,536,336.550	10.93	16,792,158
Band 21	158,659.779	10.75	1,705,593
Band 23	8,292.855	11.29	93,626
Band 24	130.028	12.64	1,644
Band 25	29,509.061	12.11	357,355
Band 26	50,935.442	11.48	584,739
Band 27	48,396.448	11.35	549,300
Band 28	16,893.311	11.29	190,725
Band 29	6,009.282	11.27	67,725
Band 30	3,155.547	11.14	35,153
Band 31	1,926.879	11.08	21,350
Band 35	59,371.867	17.31	1,027,727
Band 36	5,211.966	16.96	88,395
Band 37	1,006.136	16.71	16,813
Band 38	376,891.368	20.14	7,590,592
Band 39	54,621.895	19.80	1,081,514
Band 40	8,285.909	19.55	161,990
Band 41	1,866.258	11.14	20,790
Band 42	843.675	11.06	9,331
Band 43	35,579.508	11.00	391,375
Band 46	806,064.544	14.64	11,800,785
Band 47	79,808.079	14.48	1,155,621
Band 50	2,709.249	11.12	30,127
Band 52	2,352.507	11.27	26,513
Band 55	665.994	11.23	7,479
Band 56	108,234.052	11.40	1,233,868
Band 57	16,202.671	11.17	180,984
Band 60	1,625.805	11.21	18,225
	31,077,501.386		$ 353,389,710

Division/Contract	Units	Unit Value	Extended Value
ING SmallCap Opportunities Portfolio - Class S			
Contracts in accumulation period:			
Band 2	484.669	$ 9.86	$ 4,779
Band 4	16,848.628	9.60	161,747
Band 5	69,380.766	9.54	661,893
Band 6	796,477.744	9.44	7,518,750
Band 7	806,023.865	9.39	7,568,564
Band 8	169,268.609	9.29	1,572,505
Band 9	46,628.195	9.24	430,845
Band 10	488,828.439	9.19	4,492,333
Band 11	262,328.195	9.14	2,397,680
Band 12	247,873.059	9.09	2,253,166
Band 13	523,504.076	9.04	4,732,477
Band 14	952,595.475	8.94	8,516,204
Band 15	175,560.549	8.90	1,562,489
Band 16	30,262.481	8.80	266,310
Band 17	491,023.887	8.75	4,296,459
Band 18	11,942.414	8.70	103,899
Band 19	62,979.871	8.61	542,257
Band 20	635,814.634	8.99	5,715,974
Band 21	80,093.793	8.85	708,830
Band 25	32,253.259	9.97	321,565
Band 26	4,258.069	15.90	67,703
Band 27	2,763.716	15.58	43,059
Band 28	171.735	15.42	2,648
Band 29	163.994	15.37	2,521
Band 35	51,356.787	10.13	520,244
Band 36	9,514.328	9.91	94,287
Band 38	106,736.597	18.60	1,985,301
Band 39	22,023.419	18.29	402,808
Band 40	5,827.925	18.05	105,194
Band 41	3,223.338	15.06	48,543
Band 42	82.469	14.86	1,225
Band 43	3,743.191	14.71	55,062
Band 46	115,671.677	13.34	1,543,060
Band 47	12,853.040	13.20	169,660
	6,238,562.893		$ 58,870,041

Division/Contract	Units	Unit Value	Extended Value
Invesco V.I. Leisure Fund - Series I Shares			
Contracts in accumulation period:			
Band 4	5,826.884	$ 11.91	$ 69,398
Band 5	4,314.454	11.85	51,126
Band 6	170,924.544	11.74	2,006,654
Band 7	172,470.832	11.68	2,014,459
Band 8	40,754.881	11.57	471,534
Band 9	26,189.674	11.51	301,443
Band 10	169,691.920	11.45	1,942,972
Band 11	46,170.339	11.40	526,342
Band 12	61,354.691	11.34	695,762
Band 13	106,636.880	11.29	1,203,930
Band 14	221,705.241	11.18	2,478,665
Band 15	64,541.227	11.12	717,698
Band 16	1,129.738	11.01	12,438
Band 17	103,235.446	10.96	1,131,460
Band 18	586.074	10.90	6,388
Band 19	35,913.531	10.80	387,866
Band 20	142,977.977	11.23	1,605,643
Band 21	17,899.020	11.07	198,142
Band 26	8,720.921	12.27	107,006
Band 27	7,186.277	11.91	85,589
Band 28	2,627.743	11.74	30,850
Band 29	1,947.016	11.68	22,741
Band 30	376.864	11.34	4,274
Band 41	1,413.248	11.65	16,464
Band 42	685.521	11.46	7,856
Band 43	4,507.001	11.31	50,974
Band 45	1,911.577	9.78	18,695
Band 46	30,611.723	9.56	292,648
Band 47	4,526.358	9.46	42,819
	1,456,837.602		$ 16,501,836
Legg Mason ClearBridge Variable Large Cap Value Portfolio - Class I			
Contracts in accumulation period:			
Band 22	164.882	$ 8.53	$ 1,406
Band 23	8,639.667	8.47	73,178
	8,804.549		$ 74,584
Legg Mason Global Currents Variable International All Cap Opportunity Portfolio			
Contracts in accumulation period:			
Band 23	2,797.332	$ 11.65	$ 32,589
Legg Mason Western Asset Variable High Income Portfolio			
Contracts in accumulation period:			
Band 23	3,298.757	$ 21.38	$ 70,527

Division/Contract	Units	Unit Value	Extended Value
Oppenheimer Main Street Small- & Mid-Cap Fund®/VA -			
Service Class			
Contracts in accumulation period:			
Band 35	21,876.334	$ 18.70	$ 409,087
Band 36	629.759	18.45	11,619
Band 37	767.327	18.26	14,011
Band 38	43,815.209	18.39	805,762
Band 39	6,867.416	18.14	124,575
Band 40	4,299.094	17.96	77,212
	78,255.139		$ 1,442,266
PIMCO Real Return Portfolio - Administrative Class			
Contracts in accumulation period:			
Band 35	143,635.893	$ 14.22	$ 2,042,502
Band 36	30,700.234	14.03	430,724
Band 37	2,355.064	13.89	32,712
Band 38	537,725.031	13.98	7,517,396
Band 39	172,908.590	13.79	2,384,409
Band 40	42,122.650	13.65	574,974
	929,447.462		$ 12,982,717
Pioneer Equity Income VCT Portfolio - Class II			
Contracts in accumulation period:			
Band 35	99,762.134	$ 14.21	$ 1,417,620
Band 36	13,934.561	13.92	193,969
Band 37	16,396.801	13.71	224,800
Band 38	602,274.146	15.72	9,467,750
Band 39	169,403.066	15.46	2,618,971
Band 40	53,455.465	15.26	815,730
	955,226.173		$ 14,738,840
ProFund VP Bull			
Contracts in accumulation period:			
Band 5	4,451.359	$ 8.56	$ 38,104
Band 6	96,088.110	8.47	813,866
Band 7	229,571.862	8.42	1,932,995
Band 8	33,538.987	8.33	279,380
Band 9	4,522.185	8.29	37,489
Band 10	88,552.277	8.24	729,671
Band 11	79,497.309	8.20	651,878
Band 12	48,533.461	8.15	395,548
Band 13	116,743.514	8.11	946,790
Band 14	371,882.882	8.02	2,982,501
Band 15	22,523.061	7.98	179,734
Band 16	695.181	7.89	5,485
Band 17	91,188.834	7.85	715,832
Band 18	15,706.362	7.81	122,667
Band 19	15,779.017	7.72	121,814
Band 20	212,962.537	8.07	1,718,608
Band 21	9,328.021	7.94	74,064
Band 26	5,310.429	8.89	47,210
Band 27	535.849	8.61	4,614

Division/Contract	Units	Unit Value	Extended Value
ProFund VP Bull (continued)			
Band 28	262.614	$ 8.47	$ 2,224
Band 29	135.841	8.42	1,144
Band 38	7.673	9.71	75
Band 41	2,200.874	10.92	24,034
Band 46	20,965.885	9.12	191,209
	1,470,984.124		$ 12,016,936
ProFund VP Europe 30			
Contracts in accumulation period:			
Band 4	11,569.891	$ 8.66	$ 100,195
Band 5	4,769.464	8.62	41,113
Band 6	85,941.903	8.52	732,225
Band 7	95,229.847	8.48	807,549
Band 8	21,957.435	8.39	184,223
Band 9	6,359.866	8.34	53,041
Band 10	65,931.023	8.30	547,227
Band 11	70,476.278	8.25	581,429
Band 12	33,595.015	8.21	275,815
Band 13	47,923.680	8.16	391,057
Band 14	152,211.031	8.07	1,228,343
Band 15	32,152.968	8.03	258,188
Band 16	10,449.841	7.94	82,972
Band 17	85,949.701	7.90	679,003
Band 18	586.899	7.86	4,613
Band 19	9,604.761	7.77	74,629
Band 20	65,104.760	8.12	528,651
Band 21	7,855.124	7.99	62,762
Band 26	10,577.790	8.95	94,671
Band 27	838.424	8.66	7,261
Band 28	1,257.372	8.52	10,713
Band 29	191.713	8.48	1,626
Band 46	19,655.684	8.68	170,611
Band 47	3,744.718	8.59	32,167
	843,935.188		$ 6,950,084
ProFund VP Rising Rates Opportunity			
Contracts in accumulation period:			
Band 4	8,179.997	$ 3.13	$ 25,603
Band 5	517.508	3.11	1,609
Band 6	270,918.537	3.09	837,138
Band 7	142,732.528	3.07	438,189
Band 8	170,452.852	3.05	519,881
Band 9	30,361.023	3.03	91,994
Band 10	217,708.368	3.02	657,479
Band 11	106,743.684	3.01	321,298
Band 12	22,697.253	3.00	68,092
Band 13	116,175.648	2.98	346,203
Band 14	180,836.551	2.96	535,276
Band 15	95,655.631	2.95	282,184
Band 16	16,349.637	2.92	47,741

Division/Contract	Units	Unit Value		Extended Value	
ProFund VP Rising Rates Opportunity (continued)					
Band 17	141,988.275	$	2.91	$	413,186
Band 18	2,280.831		2.90		6,614
Band 19	12,444.296		2.87		35,715
Band 20	188,087.303		2.97		558,619
Band 21	16,942.454		2.93		49,641
Band 26	42,486.330		3.21		136,381
Band 27	9,605.407		3.12		29,969
Band 28	15,605.498		3.09		48,221
Band 29	8,387.192		3.07		25,749
Band 31	1,627.959		2.96		4,819
Band 41	5,084.413		3.00		15,253
Band 42	1,591.241		2.95		4,694
Band 43	1,706.773		2.91		4,967
Band 46	69,934.690		3.55		248,268
Band 47	324.231		3.51		1,138
	1,897,426.110			$	5,755,921
Wells Fargo Advantage VT Omega Growth Fund - Class 2					
Contracts in accumulation period:					
Band 6	1,174.046	$	11.74	$	13,783
Band 10	28,184.679		11.70		329,761
Band 14	13,523.811		11.66		157,688
Band 15	6,295.879		11.65		73,347
Band 17	40,430.096		11.62		469,798
Band 20	7,102.045		11.66		82,810
Band 46	9,738.835		11.60		112,970
	106,449.391			$	1,240,157
Wells Fargo Advantage VT Index Asset Allocation Fund - Class 2					
Contracts in accumulation period:					
Band 6	18,864.799	$	12.89	$	243,167
Band 10	89,210.168		12.62		1,125,832
Band 14	40,659.561		12.36		502,552
Band 17	14,475.674		12.16		176,024
Band 46	420.194		10.78		4,530
	163,630.396			$	2,052,105
Wells Fargo Advantage VT Intrinsic Value Fund - Class 2					
Contracts in accumulation period:					
Band 10	14,560.478	$	11.10	$	161,621
Band 14	10,833.913		10.87		117,765
Band 15	2,496.789		10.83		27,040
Band 17	29,621.498		10.69		316,654
Band 20	5,524.927		10.92		60,332
Band 46	4,067.768		9.20		37,423
	67,105.373			$	720,835

Division/Contract	Units	Unit Value	Extended Value
Wells Fargo Advantage VT Small Cap Growth Fund - Class 2			
Contracts in accumulation period:			
Band 6	1,279.744	$ 17.38	$ 22,242
Band 10	7,442.092	17.02	126,664
Band 14	2,319.037	16.67	38,658
Band 17	8,456.563	16.39	138,603
Band 20	1,751.545	16.74	29,321
Band 46	379.559	14.31	5,431
	21,628.540		$ 360,919
Wells Fargo Advantage VT Total Return Bond Fund			
Contracts in accumulation period:			
Band 6	15,412.524	$ 14.12	$ 217,625
Band 10	17,455.567	13.83	241,410
Band 14	15,228.113	13.54	206,189
Band 15	1,870.348	13.49	25,231
Band 17	4,816.804	13.32	64,160
Band 46	7,358.142	12.78	94,037
	62,141.498		$ 848,652

Bands	Products
Band 1	Golden VAC 80, ING GoldenSelect DVA 080
Band 2	Global Syndicate, Golden VAC 100, ING GoldenSelect DVA, ING GoldenSelect DVA 100
Band 3	ING GoldenSelect DVA Series 100
Band 4	ING GoldenSelect DVA Plus - Standard (pre February 2000), ING SmartDesign Signature Variable Annuity Option Package I, ING Golden Select DVA Plus 125, ING SmartDesign Signature Variable Annuity 125
Band 5	ING GoldenSelect DVA Plus - Standard (post January 2000 & post 2000), ING Golden Select DVA Plus 130
Band 6	First Union Variable Annuity, Fleet Premium Plus 140, ING GoldenSelect DVA Plus - Annual Ratchet (pre February 2000) & 5.5% Solution (pre February 2000 and post January 2000), ING GoldenSelect Access - Standard (pre February 2000), ING GoldenSelect Premium Plus - Standard (pre February 2000), ING GoldenSelect ES II (pre 2001), ING GoldenSelect ES II - Standard (post 2000), Generations - Standard, ING GoldenSelect Opportunities - Standard, WellsFargo ING Opportunities - Standard, ING Golden Select DVA Plus 140, ING GoldenSelect Access 140, ING GoldenSelect ES II 140, ING GoldenSelect Generations Variable Annuity 140, ING GoldenSelect Opportunities Variable 140, ING GoldenSelect Premium Plus 140, Wells Fargo ING Opportunities Variable Annuity 140
Band 7	Fleet Premium Plus 145, ING GoldenSelect DVA Plus - Annual Ratchet (post January 2000), ING GoldenSelect DVA Plus - 5.5% Solution (post 2000), ING GoldenSelect Access - Standard (post January 2000 and post 2000), ING GoldenSelect Premium Plus - Standard (post January 2000 and post 2000), ING GoldenSelect ES II - Deferred Ratchet (post 2000), ING GoldenSelect Generations - Deferred Ratchet, ING GoldenSelect Opportunities Variable 145; ING SmartDesign Signature Variable Annuity 145, Wells Fargo ING Opportunities Variable Annuity 145, Fleet Premium Plus 145, ING Golden Select DVA Plus 145, ING GoldenSelect Access 145, ING GoldenSelect ES II 145, ING GoldenSelect Generations Variable Annuity 145, ING GoldenSelect Opportunities Variable 145, ING GoldenSelect Premium Plus 145, ING SmartDesign Signature Variable Annuity 145, Wells Fargo ING Opportunities Variable Annuity 145
Band 8	Fleet Premium Plus 155, ING Golden Select DVA Plus 155, ING Golden Select DVA Plus - 7% Solution (pre February 2000), ING Golden Select DVA Plus - Annual Ratchet (post 2000), ING GoldenSelect DVA Plus - Max 5.5 (post January 2000), ING GoldenSelect Access - Annual Ratchet (pre February 2000) and 5.5% Solution (pre February 2000), ING GoldenSelect Premium Plus - Annual Ratchet (pre February 2000) and 5.5% Solution (pre February 2000), ING GoldenSelect ES II - 5.5% Solution (post 2000), Opportunities - 5.5% Solution; Wells Fargo ING Opportunities Variable Annuity 155, ING GoldenSelect Access 155, ING GoldenSelect ES II 155, ING GoldenSelect Generations Variable Annuity 155, ING GoldenSelect Opportunities Variable 155, ING GoldenSelect Premium Plus 155
Band 9	Fleet Premium Plus 160, ING GoldenSelect DVA Plus - Max 5.5 (post 2000), ING GoldenSelect Access - Annual Ratchet (post January 2000), ING Golden Select Access - 5.5% Solution (post January 2000 and post 2000), ING GoldenSelect Premium Plus - Annual Ratchet (post January 2000), ING GoldenSelect Premium Plus - 5.5% Solution (post January 2000 and post 2000), ING SmartDesign Advantage Variable Annuity 160, ING SmartDesign Signature Variable Annuity 160, ING Golden Select DVA Plus 160, ING GoldenSelect Access 160, ING GoldenSelect Premium Plus 160

Bands	Products
Band 10	ING GoldenSelect DVA Plus - 7% Solution (post January 2000 and post 2000), ING GoldenSelect ES II - Annual Ratchet (post 2000), ING GoldenSelect Generations - Annual Ratchet, ING GoldenSelect Landmark - Standard, ING GoldenSelect Legends – Standard, Wells Fargo ING Landmark - Standard, Wells Fargo ING Landmark Variable Annuity 165, ING GoldenSelect Opportunities - Annual Ratchet, WellsFargo ING Opportunities - Annual Ratchet, ING SmartDesign Advantage Variable Annuity 165, ING Golden Select DVA Plus 165, ING GoldenSelect ES II 165, ING GoldenSelect Generations Variable Annuity 165, ING GoldenSelect Landmark Variable Annuity 165, ING GoldenSelect Legends - Standard, ING GoldenSelect Opportunities Variable 165, ING Simplicity Variable Annuity125, Wells Fargo ING Opportunities Variable Annuity 165
Band 11	Fleet Premium Plus 170, ING GoldenSelect Access - 7% Solution (pre February 2000), ING GoldenSelect Access - Annual Ratchet (post 2000), ING GoldenSelect Access - Max 5.5 (post January 2000), ING GoldenSelect DVA Plus - Annual Ratchet (post 2000), ING Golden Select DVA Plus 155, ING GoldenSelect ES II - Max 5.5 (post 2000), ING GoldenSelect Premium Plus - 7% Solution (pre February 2000), ING GoldenSelect Premium Plus - Annual Ratchet (post 2000), ING Golden Select Premium Plus - Max 5.5 (post January 2000), ING Golden Select Opportunities - Max 5.5, Wells Fargo Opportunities - Max 5.5, ING GoldenSelect Access 170, ING GoldenSelect ES II 170, ING GoldenSelect Generations Variable Annuity 170, ING GoldenSelect Opportunities Variable 170, ING GoldenSelect Premium Plus 170, Wells Fargo ING Opportunities Variable Annuity 170
Band 12	ING Golden Select Access - Max 5.5 (post 2000), ING Golden Select DVA Plus - Max 7 (post January 2000 and post 2000), ING GoldenSelect Premium Plus - Max 5.5 (post 2000), ING GoldenSelect ES II - 7% Solution (post 2000), ING GoldenSelect Generations - 7% Solution, ING Golden Select Opportunities - 7% Solution, Wells Fargo ING Opportunities Variable Annuity 175, ING Golden Select DVA Plus 175, ING GoldenSelect Access 175, ING GoldenSelect DVA Plus, ING GoldenSelect ES II 175, ING GoldenSelect Generations Variable Annuity 175, ING GoldenSelect Opportunities Variable 175, ING GoldenSelect Premium Plus 175
Band 13	ING GoldenSelect Access - 7% Solution (post January 2000 and post 2000), ING GoldenSelect Access - Standard (post April 2001), ING GoldenSelect Generations Variable Annuity 150, ING GoldenSelect Premium Plus - 7% Solution (post January 2000 and post 2000), ING GoldenSelect Landmark - 5.5% Solution, ING SmartDesign Advantage Variable Annuity, Wells Fargo ING Landmark - 5.5% Solution, Wells Fargo ING Opportunities Variable Annuity 180, Fleet Premium Plus 180, ING GoldenSelect Access 180, ING GoldenSelect ES II 180, ING GoldenSelect Generations Variable Annuity 180, ING GoldenSelect Landmark Variable Annuity 180, ING GoldenSelect Opportunities Variable 180, ING GoldenSelect Premium Plus 180, ING SmartDesign Advantage Variable Annuity 180, Wells Fargo ING Landmark Variable Annuity 180
Band 14	Fleet Premium Plus 190, ING GoldenSelect Access - Max 7 (post January 2000 and post 2000), ING GoldenSelect Landmark - Annual Ratchet, ING GoldenSelect Legends – Quarterly, ING GoldenSelect Premium Plus - Max 7 (post January 2000 and post 2000), ING GoldenSelect Premium Plus, ING GoldenSelect Premium Plus (Citigroup/Smith Barney), Wells Fargo ING Landmark - Annual Ratchet, ING GoldenSelect Access 190, ING GoldenSelect Landmark Variable Annuity 190, ING GoldenSelect Legends - Quarterly, ING GoldenSelect Premium Plus 190, Wells Fargo ING Landmark Variable Annuity 190

Bands	Products
Band 15	ING GoldenSelect Access - 5.5% Solution (post April 2001), ING GoldenSelect ES II 195, ING GoldenSelect Generations Variable Annuity 195, ING GoldenSelect Landmark - Max 5.5, ING GoldenSelect Legends –WA Combo, ING Golden Select Opportunities Variable 195, ING GoldenSelect Opportunities Variable 195, ING GoldenSelect Premium Plus 195, ING SmartDesign Advantage, ING SmartDesign Advantage Variable Annuity 195, ING SmartDesign Signature Variable Annuity, ING SmartDesign Signature Variable Annuity 195, Wells Fargo ING Landmark - Max 5.5, Wells Fargo ING Opportunities Variable Annuity 195, ING GoldenSelect Access 195, ING GoldenSelect Landmark Variable Annuity 195, ING SmartDesign Signature Variable Annuity 195, Wells Fargo ING Landmark Variable Annuity 195
Band 16	ING GoldenSelect Access - Annual Ratchet (post April 2001), ING GoldenSelect Landmark Variable Annuity 205, Wells Fargo ING Landmark Variable Annuity 205, ING GoldenSelect Access 205, ING GoldenSelect Legends 205
Band 17	ING GoldenSelect Access - Max 5.5 (post April 2001), ING GoldenSelect Landmark (Citigroup/Smith Barney), ING GoldenSelect Landmark - Max 7, ING GoldenSelect Legends – Combo, ING GoldenSelect Premium Plus 210, Wells Fargo ING Landmark Variable Annuity, Wells Fargo Landmark - Max 7, ING GoldenSelect Access 210, ING GoldenSelect Landmark Variable Annuity 210, Wells Fargo ING Landmark Variable Annuity 210
Band 18	ING GoldenSelect Access - 7% Solution (post April 2001), ING GoldenSelect Access 215
Band 19	ING GoldenSelect Access, ING GoldenSelect Access (Citigroup/Smith Barney), ING GoldenSelect Access - Max 7 (post April 2001) ING SmartDesign Advantage Variable Annuity 225, ING GoldenSelect Access 225
Band 20	ING GoldenSelect ES II, ING GoldenSelect ES II - Max 7 (post 2000), ING GoldenSelect Generations, ING GoldenSelect Generations - Max 7, ING GoldenSelect Opportunities, ING GoldenSelect Opportunities - Max 7, ING SmartDesign Advantage Variable Annuity 185, Wells Fargo ING Opportunities Variable Annuity, Wells Fargo ING Opportunities - Max 7, ING GoldenSelect ES II 185, ING GoldenSelect Generations Variable Annuity 185, ING GoldenSelect Opportunities Variable 185, Wells Fargo ING Opportunities Variable Annuity 185
Band 21	ING GoldenSelect Landmark - 7% Solution, ING SmartDesign Advantage Variable Annuity 200, Wells Fargo ING Landmark - 7% Solution, ING GoldenSelect Landmark Variable Annuity 200, Wells Fargo ING Landmark Variable Annuity 200
Band 22	Granite PrimElite - Standard, ING GoldenSelect Granite PrimElite 125
Band 23	ING GoldenSelect Granite PrimElite - Annual Ratchet; ING GoldenSelect Granite PrimElite 140
Band 24	ING GoldenSelect Access One
Band 25	ING GoldenSelect Value
Band 26	ING SmartDesign Variable Annuity Option I, ING SmartDesign Variable Annuity 095
Band 27	ING SmartDesign Variable Annuity Option II, ING SmartDesign Variable Annuity 125
Band 28	ING SmartDesign Variable Annuity, ING SmartDesign Variable Annuity Option III, ING SmartDesign Variable Annuity 140
Band 29	ING SmartDesign Variable Annuity Bonus Option I, ING SmartDesign Variable Annuity 145
Band 30	ING SmartDesign Variable Annuity Bonus Option II, ING SmartDesign Variable Annuity 175
Band 31	ING SmartDesign Variable Annuity Bonus Option III, ING SmartDesign Variable Annuity 190
Band 32	ING SmartDesign Advantage Bonus Option I, ING SmartDesign Advantage Variable Annuity 220
Band 33	ING SmartDesign Advantage Bonus Option II, ING SmartDesign Advantage Variable Annuity 240

Bands	Products
Band 34	ING SmartDesign Advantage Bonus Option III, ING SmartDesign Advantage Variable Annuity 255
Band 35	ING Rollover Choice Option I (prior to August 7, 2003), ING Focus VA Option I, ING Focus Variable Annuity 075, ING Rollover Choice 075
Band 36	ING Rollover Choice Option II (prior to August 7, 2003), ING Focus VA Option I, ING Focus VA Option II, ING Focus Variable Annuity 095, ING Rollover Choice 095
Band 37	ING Rollover Choice Option III (prior to August 7, 2003), ING Rollover Choice 110
Band 38	ING Rollover Choice Option I, ING Rollover Choice 100
Band 39	ING Rollover Choice Option II, ING Rollover Choice 120
Band 40	ING Rollover Choice Option III, ING Rollover Choice 135
Band 41	ING SmartDesign Signature Option I, ING SmartDesign Signature Variable Annuity 175
Band 42	ING SmartDesign Signature Option II, ING SmartDesign Signature Variable Annuity 210
Band 43	ING SmartDesign Signature Option III
Band 44	ING SmartDesign Advantage Variable Annuity 245
Band 45	ING SmartDesign Advantage Variable Annuity 260
Band 46	ING GoldenSelect Landmark Variable Annuity 220, ING GoldenSelect Legends 220, Wells Fargo ING Landmark Variable Annuity 220
Band 47	ING GoldenSelect Access 235
Band 49	ING Simplicity Variable Annuity 200
Band 50	ING Architect Variable Annuity 180
Band 51	ING Architect Variable Annuity 210
Band 52	ING Architect Variable Annuity 145
Band 53	ING Architect Variable Annuity 170
Band 54	ING Architect Variable Annuity 200
Band 55	ING Architect Variable Annuity 155
Band 56	ING Architect Variable Annuity 115
Band 57	ING Architect Variable Annuity 170
Band 58	ING Architect Variable Annuity 195
Band 59	ING Architect Variable Annuity 225
Band 60	ING Architect Variable Annuity 160
Band 61	ING Architect Variable Annuity 185
Band 62	ING Architect Variable Annuity 215
Band 64	ING Architect Variable Annuity 200

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

10. Financial Highlights

A summary of unit values, units outstanding and net assets for variable annuity Contracts, expense ratios, excluding expenses of underlying Funds, investment income ratios, and total return for the years ended December 31, 2011, 2010, 2009, 2008, and 2007, follows:

	Units (000's)	Unit Fair Value (lowest to highest)		Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)		Total Return[C] (lowest to highest)	
BlackRock Global Allocation V.I. Fund - Class III									
2011	111,786	$9.45	to $9.97	$1,082,096	2.30%	0.95%	to 2.35%	-5.88%	to -4.50%
2010	112,825	$9.97	to $10.44	$1,153,042	1.14%	0.95%	to 2.60%	6.86%	to 8.65%
2009	102,963	$9.33	to $9.61	$975,605	2.36%	0.95%	to 2.60%	17.80%	to 19.83%
2008	49,903	$7.92	to $8.02	$397,800	(b)	0.95%	to 2.60%	(b)	
2007	(b)	(b)		(b)	(b)	(b)		(b)	
Columbia Asset Allocation Fund, Variable Series - Class A									
2011	18	$14.78	to $15.31	$279	2.75%	1.40%	to 1.80%	-2.64%	to -2.23%
2010	20	$15.18	to $15.66	$303	2.29%	1.40%	to 1.80%	11.37%	to 11.86%
2009	22	$13.63	to $14.00	$308	3.86%	1.40%	to 1.80%	21.81%	to 22.27%
2008	23	$11.19	to $11.45	$262	3.66%	1.40%	to 1.80%	-29.62%	to -29.36%
2007	41	$15.82	to $16.21	$668	2.48%	1.40%	to 1.90%	7.11%	to 7.64%
Columbia Small Cap Value Fund, Variable Series - Class B									
2011	7,095	$11.38	to $20.09	$132,452	0.88%	0.95%	to 2.35%	-8.37%	to -7.04%
2010	8,008	$12.42	to $21.68	$162,178	1.03%	0.95%	to 2.35%	23.58%	to 25.22%
2009	9,211	$10.05	to $17.36	$150,066	0.85%	0.95%	to 2.35%	21.97%	to 23.89%
2008	10,670	$8.24	to $14.06	$141,739	0.46%	0.95%	to 2.45%	-29.89%	to -28.85%
2007	13,631	$11.74	to $19.82	$256,889	0.27%	0.95%	to 2.60%	-5.11%	to -3.56%
Columbia Small Company Growth Fund, Variable Series - Class A									
2011	1	$17.39		$11	-	1.55%		-7.01%	
2010	1	$18.70	to $18.85	$18	-	1.45%	to 1.55%	26.35%	to 26.51%
2009	2	$14.55	to $14.90	$25	-	1.45%	to 1.80%	23.41%	to 23.86%
2008	4	$11.79	to $12.07	$51	-	1.40%	to 1.80%	-41.89%	to -41.63%
2007	4	$20.29	to $20.68	$91	-	1.40%	to 1.80%	11.42%	to 11.84%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
Columbia VP Large Cap Growth Fund - Class 1												
2011	41	$6.52	to	$6.55	$271	(e)	1.40%	to	1.90%	(e)		
2010	(e)		(e)		(e)	(e)		(e)		(e)		
2009	(e)		(e)		(e)	(e)		(e)		(e)		
2008	(e)		(e)		(e)	(e)		(e)		(e)		
2007	(e)		(e)		(e)	(e)		(e)		(e)		
Columbia VP Short Duration US Government Fund - Class 1												
2011	-		$10.30		$4	(e)		1.80%		(e)		
2010	(e)		(e)		(e)	(e)		(e)		(e)		
2009	(e)		(e)		(e)	(e)		(e)		(e)		
2008	(e)		(e)		(e)	(e)		(e)		(e)		
2007	(e)		(e)		(e)	(e)		(e)		(e)		
Fidelity® VIP Equity-Income Portfolio - Service Class 2												
2011	14,627	$8.73	to	$13.27	$157,133	2.22%	0.75%	to	2.55%	-1.91%	to	-0.08%
2010	16,702	$8.77	to	$13.31	$181,385	1.50%	0.75%	to	2.60%	11.86%	to	14.02%
2009	19,074	$7.72	to	$11.70	$183,254	1.91%	0.75%	to	2.60%	26.51%	to	28.93%
2008	22,259	$6.01	to	$9.10	$167,056	2.07%	0.75%	to	2.60%	-44.30%	to	-43.24%
2007	28,026	$11.47	to	$16.08	$373,387	1.66%	0.75%	to	2.60%	-1.39%	to	0.50%
Fidelity® VIP Contrafund® Portfolio - Service Class 2												
2011	50,330	$8.47	to	$16.61	$662,869	0.76%	0.75%	to	2.60%	-5.27%	to	-3.51%
2010	57,642	$8.91	to	$17.26	$795,262	0.94%	0.75%	to	2.60%	13.86%	to	16.09%
2009	66,360	$7.79	to	$14.91	$795,683	1.12%	0.75%	to	2.60%	31.90%	to	34.45%
2008	72,902	$5.89	to	$11.12	$656,498	0.94%	0.75%	to	2.60%	-44.18%	to	-43.14%
2007	57,227	$12.58	to	$19.59	$922,587	0.87%	0.75%	to	2.60%	14.18%	to	16.41%
Franklin Small Cap Value Securities Fund - Class 2												
2011	646	$17.58	to	$18.46	$11,819	0.72%	0.75%	to	1.35%	-5.08%	to	-4.51%
2010	748	$18.47	to	$19.38	$14,384	0.75%	0.75%	to	1.35%	26.54%	to	27.30%
2009	799	$14.56	to	$15.26	$12,115	1.65%	0.75%	to	1.35%	27.41%	to	28.14%
2008	611	$11.40	to	$11.94	$7,246	1.14%	0.75%	to	1.35%	-33.92%	to	-33.50%
2007	479	$17.21	to	$18.00	$8,548	0.71%	0.75%	to	1.35%	-3.75%	to	-3.14%

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

	Units (000's)	Unit Fair Value (lowest to highest)		Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)		Total Return[C] (lowest to highest)	
ING Balanced Portfolio - Class S									
2011	460	$9.44 to	$13.35	$5,392	2.50%	0.75% to	2.10%	-3.67% to	-2.34%
2010	562	$9.80 to	$13.67	$6,681	2.62%	0.75% to	2.10%	11.49% to	12.88%
2009	654	$8.76 to	$12.11	$6,899	4.06%	0.75% to	2.20%	16.33% to	18.15%
2008	724	$7.46 to	$10.25	$6,399	3.34%	0.75% to	2.55%	-30.08% to	-28.87%
2007	814	$10.66 to	$14.41	$9,901	2.48%	0.75% to	2.60%	2.60% to	4.57%
ING Intermediate Bond Portfolio - Class S									
2011	91,027	$10.79 to	$14.94	$1,214,624	4.18%	0.75% to	2.60%	4.48% to	6.49%
2010	99,181	$10.28 to	$14.03	$1,253,226	4.77%	0.75% to	2.60%	6.67% to	8.68%
2009	106,012	$9.60 to	$12.91	$1,241,312	6.19%	0.75% to	2.60%	8.41% to	10.44%
2008	104,672	$8.83 to	$11.69	$1,122,300	6.23%	0.75% to	2.60%	-11.04% to	-9.31%
2007	88,836	$10.20 to	$12.89	$1,068,161	4.53%	0.75% to	2.60%	2.96% to	4.88%
ING American Funds Asset Allocation Portfolio									
2011	35,868	$9.27 to	$9.76	$340,934	1.42%	0.95% to	2.35%	-1.49% to	-0.10%
2010	36,730	$9.41 to	$9.77	$352,116	1.56%	0.95% to	2.35%	9.40% to	10.90%
2009	35,172	$8.60 to	$8.81	$306,208	1.71%	0.95% to	2.35%	20.45% to	22.19%
2008	20,680	$7.13 to	(b)	$148,369	(b)	0.95% to	2.60%	(b)	(b)
2007	(b)		(b)	(b)	(b)		(b)		(b)
ING American Funds Bond Portfolio									
2011	43,914	$10.27 to	$11.04	$463,738	2.67%	0.75% to	2.35%	3.31% to	4.99%
2010	49,259	$9.94 to	$10.55	$500,271	2.49%	0.75% to	2.60%	3.28% to	5.25%
2009	49,758	$9.60 to	$10.04	$484,377	3.65%	0.75% to	2.60%	9.18% to	11.35%
2008	28,568	$8.77 to	$9.04	$252,168	(b)	0.75% to	2.60%	(b)	(b)
2007	(b)		(b)	(b)	(b)		(b)		(b)
ING American Funds Global Growth and Income Portfolio									
2011	734	$9.24 to	$9.36	$6,822	(e)	0.95% to	2.35%	(e)	(e)
2010	(e)		(e)	(e)	(e)		(e)		(e)
2009	(e)		(e)	(e)	(e)		(e)		(e)
2008	(e)		(e)	(e)	(e)		(e)		(e)
2007	(e)		(e)	(e)	(e)		(e)		(e)

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING American Funds Growth Portfolio												
2011	149,922	$8.33	to	$13.77	$1,884,011	0.20%	0.75%	to	2.60%	-7.23%	to	-5.52%
2010	171,550	$8.95	to	$14.60	$2,301,516	0.11%	0.75%	to	2.60%	15.08%	to	17.15%
2009	181,605	$7.75	to	$12.48	$2,104,447	1.86%	0.75%	to	2.60%	35.05%	to	37.77%
2008	181,107	$5.72	to	$9.09	$1,544,265	0.86%	0.75%	to	2.60%	-45.73%	to	-44.72%
2007	156,541	$12.02	to	$16.46	$2,455,766	0.26%	0.75%	to	2.60%	8.83%	to	10.93%
ING American Funds International Growth and Income Portfolio												
2011	511	$8.73	to	$8.85	$4,490	(e)	0.95%	to	2.35%			(e)
2010	(e)			(e)	(e)	(e)			(e)			(e)
2009	(e)			(e)	(e)	(e)			(e)			(e)
2008	(e)			(e)	(e)	(e)			(e)			(e)
2007	(e)			(e)	(e)	(e)			(e)			(e)
ING American Funds International Portfolio												
2011	67,548	$6.98	to	$16.35	$977,119	1.65%	0.75%	to	2.60%	-16.58%	to	-15.04%
2010	78,623	$8.34	to	$19.28	$1,355,667	0.88%	0.75%	to	2.60%	3.94%	to	5.90%
2009	84,125	$8.00	to	$18.25	$1,387,295	3.37%	0.75%	to	2.60%	38.56%	to	41.37%
2008	80,618	$5.75	to	$12.94	$953,776	1.98%	0.75%	to	2.60%	-43.93%	to	-42.92%
2007	72,838	$13.49	to	$22.71	$1,548,000	0.88%	0.75%	to	2.60%	16.30%	to	18.47%
ING American Funds World Allocation Portfolio - Service Class												
2011	14,957	$12.05	to	$13.67	$184,314	1.09%	0.95%	to	2.35%	-8.09%	to	-6.75%
2010	13,571	$13.11	to	$14.66	$180,515	0.82%	0.95%	to	2.35%	10.08%	to	11.65%
2009	8,491	$11.91	to	$13.13	$102,079	0.49%	0.95%	to	2.35%	31.60%	to	33.44%
2008	1,447	$9.05	to	$9.09	$13,128	(b)	1.00%	to	2.35%			(b)
2007	(b)			(b)	(b)	(b)			(b)			(b)
ING Artio Foreign Portfolio - Service Class												
2011	34,479	$5.43	to	$11.77	$359,948	1.90%	0.90%	to	2.60%	-23.86%	to	-22.54%
2010	39,914	$7.07	to	$15.33	$543,023	-	0.80%	to	2.60%	4.07%	to	5.98%
2009	46,393	$6.65	to	$14.60	$601,656	3.12%	0.80%	to	2.60%	17.18%	to	19.31%
2008	45,525	$5.66	to	$12.36	$499,269	-	0.80%	to	2.60%	-45.12%	to	-44.08%
2007	45,509	$13.89	to	$22.32	$908,393	0.08%	0.80%	to	2.60%	13.41%	to	15.51%

238

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

	Units (000's)	Unit Fair Value (lowest to highest)		Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)		Total Return[C] (lowest to highest)	
ING Artio Foreign Portfolio - Service 2 Class									
2011	2,743	$8.71	to $12.88	$30,958	1.78%	1.40%	to 2.20%	-23.73% to	-23.10%
2010	3,067	$11.42	to $16.75	$45,325	-	1.40%	to 2.20%	4.48% to	5.28%
2009	3,309	$10.93	to $15.91	$46,737	2.84%	1.40%	to 2.20%	17.40% to	18.38%
2008	3,270	$9.31	to $13.44	$38,955	-	1.40%	to 2.20%	-44.98% to	-44.49%
2007	3,447	$16.92	to $24.21	$74,247	-	1.40%	to 2.20%	13.71% to	14.58%
ING BlackRock Health Sciences Opportunities Portfolio - Service Class									
2011	15,336	$8.98	to $12.23	$175,361	0.55%	0.90%	to 2.60%	2.09% to	3.82%
2010	15,039	$8.72	to $11.78	$167,211	-	0.90%	to 2.60%	4.17% to	6.05%
2009	16,988	$8.19	to $11.11	$179,816	-	0.90%	to 2.60%	16.96% to	19.08%
2008	18,362	$6.98	to $9.33	$164,749	0.14%	0.90%	to 2.60%	-30.52% to	-29.35%
2007	16,047	$11.93	to $13.21	$205,635	0.13%	0.80%	to 2.60%	5.72% to	7.68%
ING BlackRock Inflation Protected Bond Portfolio - Service Class									
2011	41,818	$11.85	to $12.38	$504,313	2.03%	0.75%	to 2.35%	9.42% to	11.13%
2010	23,288	$10.78	to $11.14	$255,091	1.85%	0.75%	to 2.60%	2.76% to	4.70%
2009	15,090	$10.49	to $10.64	$159,401	(c)	0.75%	to 2.60%		(c)
2008	(c)	(c)		(c)	(c)	(c)			(c)
2007	(c)	(c)		(c)	(c)	(c)			(c)
ING BlackRock Large Cap Growth Portfolio - Institutional Class									
2011	16	$8.28	to $8.51	$134	0.70%	0.75%	to 1.35%	-2.59% to	-2.07%
2010	18	$8.50	to $8.69	$153	0.66%	0.75%	to 1.35%	12.14% to	12.71%
2009	19	$7.58	to $7.71	$148	0.72%	0.75%	to 1.35%	28.69% to	29.58%
2008	22	$5.89	to $5.95	$131	-	0.75%	to 1.35%	-39.71% to	-39.35%
2007	25	$9.77	to $9.81	$244	(a)	0.75%	to 1.35%		(a)
ING BlackRock Large Cap Growth Portfolio - Service Class									
2011	13,029	$8.86	to $11.62	$138,504	0.47%	0.75%	to 2.60%	-4.13% to	-2.38%
2010	12,002	$9.15	to $11.92	$131,991	0.27%	0.75%	to 2.60%	10.40% to	12.56%
2009	13,216	$8.21	to $10.60	$130,165	0.32%	0.75%	to 2.60%	26.78% to	29.32%
2008	12,227	$6.41	to $8.22	$94,345	-	0.75%	to 2.60%	-40.61% to	-39.55%
2007	11,875	$10.92	to $13.69	$153,507	-	0.75%	to 2.60%	3.98% to	5.97%

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

	Units (000's)	Unit Fair Value (lowest to highest)		Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)		Total Return[C] (lowest to highest)	
ING Clarion Global Real Estate Portfolio - Service Class									
2011	12,280	$8.01	to $10.40	$120,762	3.48%	0.75%	to 2.35%	-7.52%	to -6.08%
2010	14,082	$8.57	to $11.08	$148,699	8.36%	0.75%	to 2.35%	13.21%	to 15.19%
2009	16,302	$7.49	to $9.65	$151,036	2.43%	0.75%	to 2.60%	29.94%	to 32.34%
2008	16,758	$5.69	to $7.30	$118,550	-	0.75%	to 2.60%	-42.79%	to -41.83%
2007	11,754	$11.74	to $12.55	$145,395	3.55%	0.95%	to 2.60%	-9.70%	to -8.19%
ING Clarion Global Real Estate Portfolio - Service 2 Class									
2011	185	$9.59	to $10.05	$1,815	3.33%	1.40%	to 2.20%	-7.52%	to -6.69%
2010	214	$10.37	to $10.77	$2,264	8.28%	1.40%	to 2.20%	13.21%	to 14.09%
2009	247	$9.16	to $9.44	$2,299	2.15%	1.40%	to 2.20%	30.30%	to 31.48%
2008	239	$7.03	to $7.18	$1,695	-	1.40%	to 2.20%	-42.61%	to -42.19%
2007	222	$12.25	to $12.42	$2,736	3.30%	1.40%	to 2.20%	-9.46%	to -8.68%
ING Clarion Real Estate Portfolio - Service Class									
2011	5,197	$10.67	to $89.29	$292,946	1.29%	0.50%	to 2.60%	6.64%	to 8.96%
2010	6,187	$9.95	to $81.95	$322,300	3.38%	0.50%	to 2.60%	24.70%	to 27.33%
2009	7,573	$7.94	to $64.36	$307,226	3.51%	0.50%	to 2.60%	32.26%	to 35.21%
2008	8,954	$5.97	to $47.60	$270,838	1.26%	0.50%	to 2.60%	-40.10%	to -38.82%
2007	11,227	$9.92	to $77.80	$578,834	1.18%	0.50%	to 2.60%	-19.87%	to -18.16%
ING Clarion Real Estate Portfolio - Service 2 Class									
2011	981	$13.37	to $24.54	$20,207	1.17%	1.40%	to 2.20%	6.87%	to 7.77%
2010	1,093	$12.51	to $22.77	$21,031	3.24%	1.40%	to 2.20%	24.98%	to 26.01%
2009	1,228	$10.01	to $18.07	$18,836	3.33%	1.40%	to 2.20%	32.76%	to 33.80%
2008	1,378	$7.54	to $13.51	$15,856	1.08%	1.40%	to 2.20%	-39.97%	to -39.44%
2007	1,592	$12.56	to $22.31	$30,569	1.05%	1.40%	to 2.20%	-19.69%	to -19.02%
ING DFA World Equity Portfolio - Service Class									
2011	20,489	$7.41	to $8.68	$156,789	2.37%	0.75%	to 2.35%	-11.36%	to -9.77%
2010	25,962	$8.36	to $9.62	$222,454	1.62%	0.75%	to 2.60%	22.04%	to 23.81%
2009	22,107	$6.85	to $7.77	$154,311	-	0.75%	to 2.35%	18.92%	to 21.03%
2008	22,447	$5.76	to $6.42	$130,749	2.64%	0.75%	to 2.35%	-44.40%	to -43.67%
2007	9,583	$10.36	to $10.42	$99,541	(a)	1.00%	to 2.35%	(a)	

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING FMR℠ Diversified Mid Cap Portfolio - Service Class												
2011	43,006	$9.27	to	$16.95	$626,916	0.20%	0.50%	to	2.35%	-13.06%	to	-11.40%
2010	52,695	$10.64	to	$19.13	$879,120	0.14%	0.50%	to	2.60%	25.00%	to	27.70%
2009	57,858	$8.48	to	$14.98	$766,006	0.46%	0.50%	to	2.60%	35.66%	to	38.45%
2008	59,892	$6.23	to	$10.82	$581,082	0.72%	0.50%	to	2.60%	-40.75%	to	-39.42%
2007	65,165	$12.21	to	$17.86	$1,061,996	0.15%	0.50%	to	2.60%	11.47%	to	13.53%
ING FMR℠ Diversified Mid Cap Portfolio - Service 2 Class												
2011	1,696	$12.66	to	$19.79	$29,604	0.20%	1.40%	to	2.20%	-12.99%	to	-12.32%
2010	1,862	$14.55	to	$22.57	$37,335	0.04%	1.40%	to	2.20%	25.32%	to	26.37%
2009	2,037	$11.61	to	$17.86	$32,436	0.34%	1.40%	to	2.20%	35.95%	to	37.17%
2008	2,176	$8.54	to	$13.02	$25,387	0.38%	1.40%	to	2.20%	-40.57%	to	-40.14%
2007	2,406	$14.37	to	$21.75	$47,072	0.01%	1.40%	to	2.20%	11.74%	to	12.69%
ING Franklin Income Portfolio - Service Class												
2011	41,219	$10.08	to	$11.63	$456,258	5.81%	0.95%	to	2.60%	-0.09%	to	1.58%
2010	40,859	$10.06	to	$11.46	$448,938	5.17%	0.95%	to	2.60%	10.00%	to	11.87%
2009	43,601	$9.11	to	$10.25	$431,653	6.53%	0.95%	to	2.60%	28.61%	to	30.74%
2008	37,779	$7.10	to	$7.84	$288,417	3.41%	0.95%	to	2.60%	-31.12%	to	-29.89%
2007	31,117	$10.83	to	$11.20	$342,076	1.18%	0.95%	to	2.60%	-0.09%	to	1.64%
ING Franklin Income Portfolio - Service 2 Class												
2011	820	$10.71	to	$11.21	$9,008	5.55%	1.40%	to	2.20%	0.19%	to	0.90%
2010	822	$10.69	to	$11.11	$8,983	4.58%	1.40%	to	2.20%	10.32%	to	11.21%
2009	799	$9.69	to	$9.99	$7,857	6.74%	1.40%	to	2.20%	28.86%	to	30.08%
2008	770	$7.52	to	$7.68	$5,852	3.40%	1.40%	to	2.20%	-30.95%	to	-30.43%
2007	824	$10.89	to	$11.04	$9,020	1.27%	1.40%	to	2.20%	0.28%	to	1.10%
ING Franklin Mutual Shares Portfolio - Service Class												
2011	18,518	$8.34	to	$10.00	$178,164	3.44%	0.95%	to	2.55%	-3.34%	to	-1.77%
2010	20,340	$8.60	to	$10.18	$200,678	0.43%	0.95%	to	2.60%	8.73%	to	10.53%
2009	20,839	$7.89	to	$9.21	$187,539	0.13%	0.95%	to	2.60%	23.25%	to	25.34%
2008	20,205	$6.38	to	$7.35	$146,314	3.71%	0.95%	to	2.60%	-39.44%	to	-38.34%
2007	16,820	$11.79	to	$11.92	$199,485	(a)	0.95%	to	2.60%			(a)

241

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Franklin Templeton Founding Strategy Portfolio - Service Class												
2011	90,783	$7.86	to	$9.49	$747,851	2.35%	0.75%	to	2.60%	-3.79%	to	-1.96%
2010	100,997	$8.17	to	$9.68	$857,015	2.48%	0.75%	to	2.60%	7.93%	to	9.88%
2009	109,090	$7.57	to	$8.81	$849,891	2.86%	0.75%	to	2.60%	26.80%	to	29.37%
2008	112,503	$5.97	to	$6.81	$684,019	0.13%	0.75%	to	2.60%	-37.36%	to	-36.31%
2007	54,307	$9.53	to	$9.64	$520,590	(a)	0.95%	to	2.60%			(a)
ING Global Resources Portfolio - Adviser Class												
2011	9,963	$8.78	to	$8.90	$87,944	(e)	0.95%	to	2.35%			(e)
2010	(e)		(e)		(e)	(e)		(e)				(e)
2009	(e)		(e)		(e)	(e)		(e)				(e)
2008	(e)		(e)		(e)	(e)		(e)				(e)
2007	(e)		(e)		(e)	(e)		(e)				(e)
ING Global Resources Portfolio - Service Class												
2011	14,721	$8.41	to	$45.97	$491,277	0.55%	0.80%	to	2.60%	-11.52%	to	-9.88%
2010	17,390	$9.47	to	$51.01	$653,531	0.86%	0.80%	to	2.60%	18.51%	to	20.68%
2009	22,047	$7.96	to	$42.27	$692,061	0.33%	0.80%	to	2.60%	33.93%	to	36.40%
2008	23,618	$5.92	to	$30.99	$547,001	2.07%	0.80%	to	2.60%	-42.56%	to	-41.47%
2007	20,069	$14.96	to	$52.95	$828,047	0.01%	0.80%	to	2.60%	29.83%	to	32.18%
ING Global Resources Portfolio - Service 2 Class												
2011	1,052	$17.55	to	$27.67	$24,799	0.42%	1.40%	to	2.20%	-11.23%	to	-10.51%
2010	1,153	$19.77	to	$30.92	$30,533	0.77%	1.40%	to	2.20%	18.81%	to	19.75%
2009	1,285	$16.64	to	$25.82	$28,489	0.04%	1.40%	to	2.20%	34.19%	to	35.32%
2008	1,367	$12.40	to	$19.08	$22,531	1.65%	1.40%	to	2.20%	-42.38%	to	-41.90%
2007	1,436	$21.52	to	$32.84	$41,169	-	1.40%	to	2.20%	30.19%	to	31.20%
ING Invesco Van Kampen Growth and Income Portfolio - Service Class												
2011	15,290	$8.86	to	$33.37	$383,533	1.22%	0.50%	to	2.60%	-4.70%	to	-2.65%
2010	17,670	$9.21	to	$34.28	$460,426	0.24%	0.50%	to	2.60%	9.59%	to	11.92%
2009	20,388	$8.35	to	$30.63	$482,174	1.23%	0.50%	to	2.60%	20.71%	to	23.31%
2008	21,955	$6.85	to	$24.84	$428,956	3.75%	0.50%	to	2.60%	-34.00%	to	-32.55%
2007	24,948	$11.42	to	$36.83	$739,205	1.52%	0.50%	to	2.60%	-0.08%	to	2.08%

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Invesco Van Kampen Growth and Income Portfolio - Service 2 Class												
2011	3,289	$10.46	to	$15.03	$44,533	1.08%	1.40%	to	2.20%	-4.47%	to	-3.72%
2010	3,710	$10.95	to	$15.61	$52,570	0.24%	1.40%	to	2.20%	9.83%	to	10.79%
2009	3,999	$9.97	to	$14.09	$51,349	1.11%	1.40%	to	2.20%	21.14%	to	21.99%
2008	4,227	$8.23	to	$11.55	$44,662	3.49%	1.40%	to	2.20%	-33.84%	to	-33.24%
2007	4,845	$12.44	to	$17.30	$77,095	1.37%	1.40%	to	2.20%	0.16%	to	0.99%
ING JPMorgan Emerging Markets Equity Portfolio - Service Class												
2011	26,986	$7.73	to	$21.49	$495,145	0.87%	0.75%	to	2.60%	-20.39%	to	-18.90%
2010	28,787	$9.68	to	$26.50	$657,788	0.49%	0.75%	to	2.60%	17.13%	to	19.44%
2009	35,528	$8.23	to	$22.21	$692,447	1.48%	0.75%	to	2.60%	67.19%	to	70.19%
2008	35,629	$4.91	to	$13.05	$414,868	2.61%	0.75%	to	2.60%	-52.55%	to	-51.67%
2007	35,157	$18.01	to	$27.00	$867,350	0.89%	0.80%	to	2.60%	34.89%	to	37.40%
ING JPMorgan Emerging Markets Equity Portfolio - Service 2 Class												
2011	1,006	$18.77	to	$30.35	$25,476	0.70%	1.40%	to	2.20%	-20.20%	to	-19.54%
2010	1,118	$23.52	to	$37.72	$35,486	0.41%	1.40%	to	2.20%	17.48%	to	18.47%
2009	1,238	$20.02	to	$31.84	$33,336	1.14%	1.40%	to	2.20%	67.53%	to	68.91%
2008	1,298	$11.95	to	$18.85	$20,686	2.26%	1.40%	to	2.20%	-52.41%	to	-52.04%
2007	1,430	$25.11	to	$39.30	$47,813	0.89%	1.40%	to	2.20%	35.15%	to	36.32%
ING JPMorgan Small Cap Core Equity Portfolio - Service Class												
2011	15,244	$11.03	to	$16.26	$223,895	0.33%	0.90%	to	2.60%	-3.87%	to	-2.22%
2010	16,918	$11.41	to	$16.63	$257,411	0.27%	0.90%	to	2.60%	23.46%	to	25.60%
2009	12,649	$9.20	to	$13.24	$153,523	0.41%	0.90%	to	2.60%	23.95%	to	26.22%
2008	13,007	$7.38	to	$10.58	$126,323	0.47%	0.80%	to	2.60%	-31.75%	to	-30.53%
2007	16,728	$10.76	to	$15.37	$236,387	0.13%	0.80%	to	2.60%	-4.25%	to	-2.50%
ING JPMorgan Small Cap Core Equity Portfolio - Service 2 Class												
2011	2,003	$11.48	to	$18.46	$32,082	0.19%	1.40%	to	2.20%	-3.61%	to	-2.84%
2010	2,318	$11.91	to	$19.00	$38,538	0.11%	1.40%	to	2.20%	23.80%	to	24.75%
2009	2,557	$9.62	to	$15.23	$34,226	0.22%	1.40%	to	2.20%	24.29%	to	25.35%
2008	2,792	$7.74	to	$12.15	$30,008	0.28%	1.40%	to	2.20%	-31.56%	to	-31.04%
2007	3,257	$11.31	to	$17.62	$50,959	-	1.40%	to	2.20%	-4.07%	to	-3.24%

243

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

	Units (000's)	Unit Fair Value (lowest to highest)		Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)		Total Return[C] (lowest to highest)	
ING Large Cap Growth Portfolio - Service Class									
2011	15,951	$12.59	to $15.41	$217,732	0.27%	0.75%	to 2.35%	-0.16%	to 1.52%
2010	8,969	$12.61	to $15.18	$121,916	0.34%	0.75%	to 2.35%	11.59%	to 13.37%
2009	7,714	$11.30	to $13.39	$93,436	0.43%	0.75%	to 2.35%	39.16%	to 41.39%
2008	1,030	$8.12	to $9.47	$8,916	0.14%	0.75%	to 2.55%	-29.38%	to -28.09%
2007	701	$11.48	to $13.17	$8,527	0.08%	0.75%	to 2.55%	8.85%	to 10.77%
ING Large Cap Growth Portfolio - Service 2 Class									
2011	59	$12.59	to $13.87	$784	0.24%	1.40%	to 2.20%	-0.16%	to 0.58%
2010	67	$12.61	to $13.79	$886	-	1.40%	to 2.20%	11.59%	to 12.57%
2009	74	$11.30	to $12.25	$879	-	1.40%	to 2.20%	38.99%	to 40.16%
2008	94	$8.13	to $8.74	$802	-	1.40%	to 2.20%	-29.18%	to -28.65%
2007	109	$11.48	to $12.25	$1,301	-	1.40%	to 2.20%	9.02%	to 9.87%
ING Large Cap Value Portfolio - Service Class									
2011	6,463	$9.95	to $10.10	$64,740	(e)	0.90%	to 2.45%	(e)	
2010	(e)	(e)		(e)	(e)	(e)		(e)	
2009	(e)	(e)		(e)	(e)	(e)		(e)	
2008	(e)	(e)		(e)	(e)	(e)		(e)	
2007	(e)	(e)		(e)	(e)	(e)		(e)	
ING Limited Maturity Bond Portfolio - Service Class									
2011	3,478	$10.46	to $28.34	$75,764	3.11%	0.50%	to 2.25%	-1.10%	to 0.64%
2010	4,330	$10.56	to $28.16	$94,829	3.66%	0.50%	to 2.25%	0.85%	to 2.62%
2009	5,258	$10.44	to $27.44	$113,748	4.79%	0.50%	to 2.25%	4.76%	to 6.65%
2008	6,346	$9.94	to $25.73	$130,395	6.53%	0.50%	to 2.25%	-2.48%	to -0.73%
2007	8,412	$10.17	to $25.92	$176,466	1.99%	0.50%	to 2.25%	3.35%	to 5.24%
ING Liquid Assets Portfolio - Service Class									
2011	67,502	$9.39	to $19.12	$994,227	-	0.75%	to 2.35%	-2.29%	to -0.73%
2010	70,785	$9.60	to $19.26	$1,063,594	-	0.75%	to 2.60%	-2.58%	to -0.77%
2009	97,754	$9.82	to $19.41	$1,494,964	0.11%	0.75%	to 2.60%	-2.33%	to -0.41%
2008	150,409	$10.01	to $19.49	$2,331,467	2.26%	0.75%	to 2.60%	-0.19%	to 1.67%
2007	68,096	$10.32	to $19.17	$1,050,018	4.98%	0.75%	to 2.60%	2.18%	to 4.18%

	Units (000's)	Unit Fair Value (lowest to highest)		Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)		Total Return[C] (lowest to highest)	
ING Liquid Assets Portfolio - Service 2 Class									
2011	1,931	$9.84	to $10.29	$19,328	-	1.40% to	2.20%	-2.18% to	-1.34%
2010	2,263	$10.04	to $10.43	$23,027	-	1.40% to	2.20%	-2.13% to	-1.42%
2009	3,118	$10.23	to $10.58	$32,318	0.06%	1.40% to	2.20%	-2.00% to	-1.12%
2008	5,349	$10.40	to $10.70	$56,288	2.09%	1.40% to	2.20%	0.10% to	0.85%
2007	2,311	$10.36	to $10.64	$24,213	4.67%	1.40% to	2.20%	2.44% to	3.31%
ING Marsico Growth Portfolio - Service Class									
2011	27,653	$8.96	to $18.01	$417,672	0.23%	0.80% to	2.60%	-4.24% to	-2.44%
2010	31,986	$9.26	to $18.46	$502,962	0.52%	0.80% to	2.60%	16.68% to	18.87%
2009	34,422	$7.78	to $15.53	$460,437	0.84%	0.80% to	2.60%	25.61% to	28.03%
2008	37,553	$6.17	to $12.13	$397,436	0.52%	0.80% to	2.60%	-41.84% to	-40.80%
2007	41,695	$12.20	to $20.49	$758,194	-	0.80% to	2.60%	11.21% to	13.20%
ING Marsico Growth Portfolio - Service 2 Class									
2011	1,227	$10.15	to $15.03	$16,367	0.10%	1.40% to	2.20%	-3.97% to	-3.16%
2010	1,351	$10.57	to $15.52	$18,769	0.40%	1.40% to	2.20%	16.92% to	17.93%
2009	1,476	$9.04	to $13.16	$17,480	0.69%	1.40% to	2.20%	26.08% to	27.03%
2008	1,535	$7.17	to $10.36	$14,277	0.32%	1.40% to	2.20%	-41.75% to	-41.24%
2007	1,666	$12.31	to $17.63	$26,446	-	1.40% to	2.20%	11.50% to	12.44%
ING MFS Total Return Portfolio - Service Class									
2011	26,667	$9.62	to $31.45	$635,627	2.40%	0.50% to	2.60%	-1.08% to	1.09%
2010	31,007	$9.66	to $31.11	$742,863	0.45%	0.50% to	2.60%	7.07% to	9.27%
2009	35,805	$8.98	to $28.47	$797,586	2.44%	0.50% to	2.60%	14.78% to	17.31%
2008	38,189	$7.77	to $24.27	$740,739	5.93%	0.50% to	2.60%	-24.37% to	-22.73%
2007	43,202	$10.21	to $31.41	$1,114,781	2.83%	0.50% to	2.60%	1.28% to	3.49%
ING MFS Total Return Portfolio - Service 2 Class									
2011	2,472	$10.48	to $13.85	$30,990	2.33%	1.40% to	2.20%	-0.76% to	0.07%
2010	2,737	$10.56	to $13.84	$34,511	0.44%	1.40% to	2.20%	7.32% to	8.12%
2009	2,933	$9.84	to $12.80	$34,335	2.28%	1.40% to	2.20%	15.09% to	16.05%
2008	3,225	$8.55	to $11.03	$32,705	5.67%	1.40% to	2.20%	-24.13% to	-23.51%
2007	3,710	$11.27	to $14.42	$49,366	2.89%	1.40% to	2.20%	1.53% to	2.35%

245

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING MFS Utilities Portfolio - Service Class												
2011	27,505	$9.29	to	$18.06	$463,878	3.57%	0.75%	to	2.60%	3.61%	to	5.61%
2010	26,755	$8.94	to	$17.13	$431,592	2.55%	0.75%	to	2.60%	10.77%	to	12.77%
2009	28,774	$8.04	to	$15.20	$416,638	5.29%	0.75%	to	2.60%	29.34%	to	31.87%
2008	31,245	$6.19	to	$11.55	$347,825	3.74%	0.75%	to	2.60%	-39.34%	to	-38.27%
2007	27,331	$15.42	to	$18.71	$499,704	0.74%	0.80%	to	2.60%	24.10%	to	26.38%
ING Morgan Stanley Global Franchise Portfolio - Service Class												
2011	18,918	$10.64	to	$19.72	$333,098	2.35%	0.90%	to	2.60%	6.19%	to	8.05%
2010	19,799	$9.98	to	$18.25	$326,147	0.41%	0.90%	to	2.60%	10.90%	to	12.86%
2009	18,516	$8.96	to	$16.29	$272,604	6.66%	0.80%	to	2.60%	25.54%	to	27.86%
2008	18,444	$7.11	to	$12.74	$215,647	1.99%	0.80%	to	2.60%	-30.39%	to	-29.14%
2007	20,324	$12.28	to	$17.98	$339,631	-	0.80%	to	2.60%	6.81%	to	8.84%
ING Morgan Stanley Global Franchise Portfolio - Service 2 Class												
2011	3,291	$14.66	to	$19.94	$58,798	2.24%	1.40%	to	2.20%	6.54%	to	7.38%
2010	3,747	$13.76	to	$18.57	$62,764	0.30%	1.40%	to	2.20%	11.33%	to	12.27%
2009	4,059	$12.36	to	$16.54	$60,900	6.66%	1.40%	to	2.20%	25.74%	to	26.74%
2008	4,476	$9.83	to	$13.05	$53,281	1.77%	1.40%	to	2.20%	-30.23%	to	-29.65%
2007	5,104	$14.09	to	$18.55	$86,794	-	1.40%	to	2.20%	7.15%	to	8.04%
ING Oppenheimer Active Allocation Portfolio - Service Class												
2011	4,532	$10.93	to	$13.87	$50,759	0.03%	0.95%	to	2.35%	-6.66%	to	-5.39%
2010	5,040	$11.71	to	$14.66	$60,023	1.62%	0.95%	to	2.35%	11.40%	to	12.94%
2009	2,217	$10.51	to	$12.98	$23,532	1.10%	0.95%	to	2.35%	24.97%	to	26.39%
2008	412	$8.41	to	$8.45	$3,471	(b)	1.15%	to	2.35%			(b)
2007	(b)			(b)	(b)	(b)			(b)			(b)
ING PIMCO High Yield Portfolio - Service Class												
2011	32,978	$10.80	to	$16.97	$506,277	7.29%	0.50%	to	2.60%	1.69%	to	3.92%
2010	34,750	$12.41	to	$16.33	$519,986	7.27%	0.50%	to	2.60%	11.31%	to	13.64%
2009	29,928	$11.24	to	$14.47	$400,025	8.29%	0.50%	to	2.60%	45.49%	to	48.60%
2008	35,884	$7.65	to	$9.76	$326,164	8.81%	0.50%	to	2.60%	-24.50%	to	-22.89%
2007	48,061	$10.74	to	$12.70	$574,507	6.90%	0.50%	to	2.60%	0.17%	to	2.37%

246

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING PIMCO Total Return Bond Portfolio - Service Class						
2011	162,686	$11.92 to $21.31	$2,819,652	4.06%	0.75% to 2.60%	0.76% to 2.67%
2010	174,530	$11.75 to $20.76	$2,995,230	4.93%	0.75% to 2.60%	4.96% to 6.90%
2009	184,659	$11.14 to $19.42	$2,982,070	4.08%	0.75% to 2.60%	11.41% to 13.57%
2008	146,635	$10.05 to $17.10	$2,112,274	3.67%	0.75% to 2.60%	1.54% to 3.45%
2007	67,225	$10.85 to $16.53	$963,329	2.80%	0.75% to 2.60%	6.15% to 8.18%
ING PIMCO Total Return Bond Portfolio - Service 2 Class						
2011	4,593	$13.10 to $15.15	$65,836	4.01%	1.40% to 2.20%	1.00% to 1.75%
2010	5,170	$12.97 to $14.89	$73,254	4.52%	1.40% to 2.20%	5.19% to 6.05%
2009	5,514	$12.33 to $14.04	$73,887	3.66%	1.40% to 2.20%	11.79% to 12.68%
2008	5,145	$11.03 to $12.46	$61,403	3.17%	1.40% to 2.20%	1.66% to 2.64%
2007	4,084	$10.85 to $12.14	$47,659	3.23%	1.40% to 2.20%	6.37% to 7.24%
ING Pioneer Fund Portfolio - Service Class						
2011	4,457	$9.06 to $11.59	$48,382	1.32%	0.75% to 2.60%	-7.09% to -5.23%
2010	5,005	$9.61 to $12.23	$57,938	1.02%	0.75% to 2.60%	12.94% to 14.94%
2009	5,109	$8.39 to $10.64	$51,948	1.15%	0.75% to 2.60%	20.84% to 23.29%
2008	5,490	$6.83 to $8.63	$45,727	2.81%	0.75% to 2.60%	-36.39% to -35.26%
2007	6,910	$11.59 to $13.33	$89,772	1.01%	0.75% to 2.60%	2.26% to 4.30%
ING Pioneer Mid Cap Value Portfolio - Service Class						
2011	42,385	$9.21 to $11.63	$461,825	1.23%	0.75% to 2.60%	-7.48% to -5.68%
2010	49,052	$9.86 to $12.33	$572,449	0.83%	0.75% to 2.60%	14.92% to 16.99%
2009	56,025	$8.41 to $10.54	$563,986	1.19%	0.75% to 2.60%	21.84% to 24.29%
2008	60,375	$6.88 to $8.48	$494,199	1.66%	0.75% to 2.60%	-34.81% to -33.65%
2007	52,138	$11.64 to $12.78	$648,885	0.53%	0.75% to 2.60%	2.70% to 4.75%
ING Retirement Conservative Portfolio - Adviser Class						
2011	60,971	$8.98 to $9.26	$555,004	1.59%	0.95% to 2.35%	2.75% to 4.16%
2010	53,453	$8.74 to $8.89	$470,803	0.25%	0.95% to 2.35%	5.30% to 6.85%
2009	48,192	$8.30 to $8.32	$400,422	(c)	0.95% to 2.35%	(c)
2008	(c)	(c)	(c)	(c)	(c)	(c)
2007	(c)	(c)	(c)	(c)	(c)	(c)

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Retirement Growth Portfolio - Adviser Class												
2011	412,396	$9.78	to	$10.15	$4,111,687	0.83%	0.95%	to	2.60%	-3.74%	to	-2.12%
2010	449,035	$10.16	to	$10.37	$4,611,727	0.37%	0.95%	to	2.60%	8.66%	to	10.55%
2009	484,226	$9.35	to	$9.38	$4,534,412	(c)	0.95%	to	2.60%	(c)		
2008	(c)	(c)			(c)	(c)	(c)			(c)		
2007	(c)	(c)			(c)	(c)	(c)			(c)		
ING Retirement Moderate Growth Portfolio - Adviser Class												
2011	276,852	$10.13	to	$10.51	$2,858,948	1.05%	0.95%	to	2.60%	-2.50%	to	-0.85%
2010	303,412	$10.39	to	$10.60	$3,185,520	0.47%	0.95%	to	2.60%	8.12%	to	9.96%
2009	322,936	$9.61	to	$9.64	$3,108,225	(c)	0.95%	to	2.60%	(c)		
2008	(c)	(c)			(c)	(c)	(c)			(c)		
2007	(c)	(c)			(c)	(c)	(c)			(c)		
ING Retirement Moderate Portfolio - Adviser Class												
2011	157,865	$10.44	to	$10.83	$1,681,480	1.39%	0.95%	to	2.60%	-0.48%	to	1.12%
2010	171,842	$10.49	to	$10.71	$1,823,032	0.56%	0.95%	to	2.60%	6.61%	to	8.51%
2009	186,216	$9.84	to	$9.87	$1,834,949	(c)	0.95%	to	2.60%	(c)		
2008	(c)	(c)			(c)	(c)	(c)			(c)		
2007	(c)	(c)			(c)	(c)	(c)			(c)		
ING T. Rowe Price Capital Appreciation Portfolio - Service Class												
2011	64,353	$10.65	to	$60.29	$2,370,408	1.81%	0.75%	to	2.60%	0.24%	to	2.10%
2010	73,279	$10.56	to	$59.06	$2,636,403	1.59%	0.75%	to	2.60%	11.01%	to	13.15%
2009	75,826	$9.45	to	$52.21	$2,513,348	1.88%	0.75%	to	2.60%	29.86%	to	32.33%
2008	75,307	$7.26	to	$39.50	$1,962,032	4.41%	0.75%	to	2.60%	-29.40%	to	-28.10%
2007	70,829	$10.22	to	$54.94	$2,706,874	1.81%	0.80%	to	2.60%	1.64%	to	3.56%
ING T. Rowe Price Capital Appreciation Portfolio - Service 2 Class												
2011	4,440	$12.55	to	$18.55	$73,103	1.65%	1.40%	to	2.20%	0.48%	to	1.26%
2010	5,094	$12.49	to	$18.32	$83,486	1.42%	1.40%	to	2.20%	11.32%	to	12.32%
2009	5,711	$11.22	to	$16.31	$83,348	1.69%	1.40%	to	2.20%	30.16%	to	31.11%
2008	6,234	$8.62	to	$12.44	$69,529	3.87%	1.40%	to	2.20%	-29.23%	to	-28.63%
2007	7,127	$12.18	to	$17.43	$111,811	1.70%	1.40%	to	2.20%	1.92%	to	2.77%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING T. Rowe Price Equity Income Portfolio - Service Class												
2011	25,659	$8.99	to	$37.21	$643,106	1.98%	0.50%	to	2.60%	-3.43%	to	-1.40%
2010	26,314	$9.23	to	$37.74	$685,068	1.57%	0.50%	to	2.60%	11.93%	to	14.40%
2009	28,154	$8.17	to	$32.99	$652,560	1.66%	0.50%	to	2.60%	21.80%	to	24.35%
2008	28,972	$6.65	to	$26.53	$553,960	4.20%	0.50%	to	2.60%	-37.39%	to	-36.01%
2007	30,810	$11.55	to	$41.46	$945,504	1.39%	0.50%	to	2.60%	0.39%	to	2.52%
ING T. Rowe Price Equity Income Portfolio - Service 2 Class												
2011	1,780	$10.09	to	$14.36	$23,289	1.90%	1.40%	to	2.20%	-3.07%	to	-2.31%
2010	1,773	$10.41	to	$14.70	$23,922	1.49%	1.40%	to	2.20%	12.18%	to	13.16%
2009	1,880	$9.28	to	$12.99	$22,439	1.53%	1.40%	to	2.20%	22.06%	to	23.01%
2008	2,064	$7.60	to	$10.56	$20,160	3.93%	1.40%	to	2.20%	-37.24%	to	-36.69%
2007	2,243	$12.11	to	$16.68	$34,714	1.32%	1.40%	to	2.20%	0.67%	to	1.52%
ING T. Rowe Price International Stock Portfolio - Service Class												
2011	11,431	$6.71	to	$12.23	$130,635	3.60%	0.75%	to	2.60%	-14.58%	to	-13.01%
2010	12,505	$7.83	to	$14.08	$166,057	1.37%	0.75%	to	2.60%	10.86%	to	12.93%
2009	14,798	$7.04	to	$12.48	$175,866	1.22%	0.75%	to	2.60%	33.99%	to	36.62%
2008	18,200	$5.23	to	$9.16	$160,191	1.13%	0.75%	to	2.60%	-50.83%	to	-49.95%
2007	16,499	$14.26	to	$18.30	$294,956	0.87%	0.90%	to	2.60%	17.41%	to	19.53%
ING Templeton Global Growth Portfolio - Service Class												
2011	12,807	$7.70	to	$22.99	$228,537	1.62%	0.80%	to	2.60%	-8.11%	to	-6.43%
2010	14,785	$8.35	to	$24.57	$286,405	1.43%	0.80%	to	2.60%	4.99%	to	6.87%
2009	16,283	$7.93	to	$22.99	$299,463	2.07%	0.80%	to	2.60%	28.88%	to	31.22%
2008	16,433	$6.13	to	$17.52	$234,440	1.02%	0.80%	to	2.60%	-41.26%	to	-40.14%
2007	18,291	$11.69	to	$30.60	$448,072	1.03%	0.50%	to	2.60%	-0.30%	to	1.90%
ING Templeton Global Growth Portfolio - Service 2 Class												
2011	298	$9.66	to	$14.99	$3,901	1.44%	1.40%	to	2.20%	-7.91%	to	-7.13%
2010	332	$10.49	to	$16.14	$4,732	1.36%	1.40%	to	2.20%	5.22%	to	6.04%
2009	346	$9.97	to	$15.22	$4,691	1.95%	1.40%	to	2.20%	29.15%	to	30.20%
2008	357	$7.72	to	$11.69	$3,738	0.71%	1.40%	to	2.20%	-41.07%	to	-40.60%
2007	464	$13.10	to	$19.68	$8,169	0.90%	1.40%	to	2.20%	0.00%	to	0.87%

249

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Diversified International Fund - Class R												
2011	17	$7.64	to	$7.89	$128	0.65%	0.75%	to	1.35%	-16.50%	to	-15.97%
2010	19	$9.15	to	$9.39	$178	0.52%	0.75%	to	1.35%	9.84%	to	10.47%
2009	24	$8.33	to	$8.50	$203	0.52%	0.75%	to	1.35%	32.85%	to	33.86%
2008	29	$6.27	to	$6.35	$182	7.24%	0.75%	to	1.35%	-46.77%	to	-46.46%
2007	34	$11.78	to	$11.86	$398	2.53%	0.75%	to	1.35%	10.40%	to	10.67%
ING American Century Small-Mid Cap Value Portfolio - Service Class												
2011	106	$17.14	to	$18.85	$1,975	1.15%	0.75%	to	1.35%	-4.44%	to	-3.85%
2010	157	$17.90	to	$19.66	$3,047	1.06%	0.75%	to	1.35%	20.36%	to	21.06%
2009	127	$14.83	to	$16.27	$2,051	2.20%	0.75%	to	1.35%	33.81%	to	34.63%
2008	34	$11.17	to	$12.12	$404	0.87%	0.75%	to	1.35%	-27.54%	to	-27.11%
2007	32	$15.35	to	$16.66	$519	0.53%	0.75%	to	1.35%	-4.20%	to	-3.60%
ING Baron Small Cap Growth Portfolio - Service Class												
2011	26,714	$10.08	to	$18.76	$335,771	-	0.75%	to	2.60%	-0.43%	to	1.46%
2010	27,327	$10.09	to	$18.49	$342,203	-	0.75%	to	2.60%	23.17%	to	25.61%
2009	28,614	$8.16	to	$14.72	$288,247	-	0.75%	to	2.60%	31.77%	to	34.18%
2008	23,371	$6.17	to	$10.97	$177,288	-	0.75%	to	2.60%	-42.81%	to	-41.71%
2007	18,283	$11.41	to	$18.82	$240,630	-	0.75%	to	2.60%	3.35%	to	5.32%
ING Columbia Small Cap Value II Portfolio - Service Class												
2011	13,429	$9.15	to	$10.85	$127,517	0.41%	0.95%	to	2.35%	-4.98%	to	-3.60%
2010	15,497	$9.52	to	$11.27	$153,917	1.16%	0.95%	to	2.60%	22.05%	to	24.12%
2009	19,380	$7.80	to	$9.08	$156,330	1.23%	0.95%	to	2.60%	21.50%	to	23.51%
2008	20,680	$6.42	to	$7.36	$136,090	0.10%	0.95%	to	2.60%	-35.80%	to	-34.69%
2007	14,188	$10.00	to	$11.27	$144,098	0.12%	0.95%	to	2.60%	0.30%	to	2.08%
ING Davis New York Venture Portfolio - Service Class												
2011	26,804	$8.24	to	$12.49	$242,733	0.98%	0.75%	to	2.60%	-7.16%	to	-5.44%
2010	30,184	$8.85	to	$13.23	$291,613	0.41%	0.75%	to	2.60%	9.11%	to	11.26%
2009	30,411	$8.08	to	$11.93	$266,995	0.67%	0.75%	to	2.60%	28.14%	to	30.66%
2008	27,384	$6.28	to	$9.15	$185,900	0.86%	0.75%	to	2.60%	-40.84%	to	-39.67%
2007	16,069	$11.14	to	$15.21	$182,872	0.26%	0.75%	to	2.60%	1.46%	to	3.31%

250

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Global Bond Portfolio - Service Class												
2011	652	$13.35	to	$13.90	$8,930	7.06%	0.75%	to	1.35%	2.14%	to	2.73%
2010	721	$13.07	to	$13.53	$9,633	3.10%	0.75%	to	1.35%	13.95%	to	14.66%
2009	732	$11.47	to	$11.80	$8,547	3.29%	0.75%	to	1.35%	19.73%	to	20.41%
2008	914	$9.58	to	$9.80	$8,886	6.50%	0.75%	to	1.35%	-16.91%	to	-16.38%
2007	862	$11.53	to	$11.72	$10,045	4.43%	0.75%	to	1.35%	7.16%	to	7.82%
ING Invesco Van Kampen Comstock Portfolio - Service Class												
2011	15,372	$8.97	to	$13.45	$173,078	1.34%	0.75%	to	2.60%	-4.60%	to	-2.75%
2010	16,119	$9.32	to	$13.88	$189,031	1.38%	0.75%	to	2.60%	12.14%	to	14.24%
2009	15,876	$8.24	to	$12.18	$164,271	2.32%	0.75%	to	2.60%	25.28%	to	27.51%
2008	16,491	$6.55	to	$9.57	$135,204	3.99%	0.75%	to	2.60%	-38.19%	to	-36.94%
2007	16,860	$10.78	to	$15.22	$221,984	1.25%	0.75%	to	2.60%	-4.83%	to	-3.00%
ING Invesco Van Kampen Equity and Income Portfolio - Initial Class												
2011	123	$12.35	to	$12.73	$1,540	2.06%	0.75%	to	1.20%	-2.29%	to	-1.85%
2010	160	$12.64	to	$12.97	$2,046	1.74%	0.75%	to	1.20%	10.97%	to	11.52%
2009	202	$11.39	to	$11.63	$2,321	1.91%	0.75%	to	1.20%	21.30%	to	21.78%
2008	221	$9.34	to	$9.55	$2,076	5.06%	0.75%	to	1.35%	-24.43%	to	-23.96%
2007	283	$12.36	to	$12.56	$3,542	2.47%	0.75%	to	1.35%	2.15%	to	2.78%
ING Invesco Van Kampen Equity and Income Portfolio - Service Class												
2011	14,689	$9.18	to	$15.16	$174,083	1.91%	0.75%	to	2.60%	-3.83%	to	-2.06%
2010	16,986	$9.50	to	$15.52	$207,495	1.64%	0.75%	to	2.60%	9.13%	to	11.22%
2009	17,055	$8.66	to	$13.99	$189,556	1.66%	0.75%	to	2.60%	19.14%	to	21.49%
2008	18,391	$7.23	to	$11.55	$169,926	7.22%	0.75%	to	2.60%	-25.55%	to	-24.14%
2007	8,181	$9.66	to	$15.26	$102,113	1.91%	0.75%	to	2.60%	0.59%	to	2.49%
ING JPMorgan Mid Cap Value Portfolio - Service Class												
2011	10,281	$10.05	to	$18.38	$125,814	0.84%	0.75%	to	2.35%	-0.59%	to	1.10%
2010	9,712	$10.11	to	$18.18	$121,321	0.90%	0.75%	to	2.45%	19.98%	to	22.01%
2009	6,384	$8.42	to	$14.90	$67,915	1.46%	0.75%	to	2.55%	22.50%	to	24.69%
2008	3,989	$6.86	to	$11.95	$35,664	2.75%	0.75%	to	2.55%	-34.77%	to	-33.54%
2007	1,393	$13.50	to	$17.98	$23,165	0.56%	0.75%	to	2.60%	-0.37%	to	1.58%

251

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Oppenheimer Global Portfolio - Initial Class												
2011	389	$11.83	to	$12.88	$4,872	1.46%	0.75%	to	2.00%	-9.97%	to	-8.78%
2010	492	$13.07	to	$14.12	$6,776	1.56%	0.75%	to	2.10%	13.65%	to	15.17%
2009	618	$11.50	to	$12.26	$7,415	2.34%	0.75%	to	2.10%	36.74%	to	38.53%
2008	762	$8.38	to	$8.85	$6,611	2.25%	0.75%	to	2.20%	-41.64%	to	-40.76%
2007	972	$14.20	to	$14.94	$14,307	1.09%	0.75%	to	2.60%	3.80%	to	5.81%
ING Oppenheimer Global Portfolio - Service Class												
2011	9,333	$8.68	to	$15.74	$116,446	1.32%	0.75%	to	2.60%	-10.74%	to	-9.12%
2010	8,943	$9.62	to	$17.35	$124,699	1.37%	0.75%	to	2.60%	12.82%	to	14.95%
2009	10,171	$8.44	to	$15.14	$124,376	2.14%	0.75%	to	2.60%	35.73%	to	38.33%
2008	11,877	$6.16	to	$10.97	$105,333	2.45%	0.75%	to	2.60%	-42.04%	to	-40.94%
2007	10,498	$12.05	to	$18.62	$160,036	0.96%	0.75%	to	2.60%	3.55%	to	5.56%
ING PIMCO Total Return Portfolio - Service Class												
2011	430	$13.86	to	$15.82	$6,250	2.89%	0.75%	to	1.35%	1.84%	to	2.46%
2010	556	$13.61	to	$15.44	$7,923	3.19%	0.75%	to	1.35%	6.16%	to	6.78%
2009	718	$12.82	to	$14.46	$9,629	3.45%	0.75%	to	1.35%	11.09%	to	11.75%
2008	713	$11.54	to	$12.94	$8,589	5.66%	0.75%	to	1.35%	-1.54%	to	-0.92%
2007	386	$11.72	to	$13.06	$4,744	3.24%	0.75%	to	1.35%	7.92%	to	8.56%
ING Solution 2015 Portfolio - Service Class												
2011	1,306	$11.26	to	$11.73	$15,011	3.15%	0.75%	to	1.35%	-2.09%	to	-1.43%
2010	1,520	$11.50	to	$11.90	$17,776	2.21%	0.75%	to	1.35%	9.73%	to	10.39%
2009	1,596	$10.48	to	$10.78	$16,960	3.91%	0.75%	to	1.35%	20.74%	to	21.40%
2008	1,280	$8.68	to	$8.88	$11,249	1.89%	0.75%	to	1.35%	-27.91%	to	-27.39%
2007	766	$12.04	to	$12.23	$9,290	0.51%	0.75%	to	1.35%	3.26%	to	3.82%
ING Solution 2025 Portfolio - Service Class												
2011	1,479	$10.86	to	$11.30	$16,403	2.09%	0.75%	to	1.35%	-4.40%	to	-3.83%
2010	1,598	$11.36	to	$11.75	$18,481	1.57%	0.75%	to	1.35%	12.25%	to	12.87%
2009	1,640	$10.12	to	$10.41	$16,849	3.52%	0.75%	to	1.35%	24.17%	to	24.82%
2008	1,108	$8.15	to	$8.34	$9,138	1.46%	0.75%	to	1.35%	-34.80%	to	-34.33%
2007	516	$12.50	to	$12.70	$6,508	0.38%	0.75%	to	1.35%	3.22%	to	3.84%

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Solution 2035 Portfolio - Service Class												
2011	887	$10.82	to	$11.27	$9,777	1.62%	0.75%	to	1.35%	-5.91%	to	-5.29%
2010	955	$11.50	to	$11.90	$11,158	1.23%	0.75%	to	1.35%	12.97%	to	13.66%
2009	1,070	$10.18	to	$10.47	$11,035	2.91%	0.75%	to	1.35%	26.62%	to	27.37%
2008	980	$8.04	to	$8.22	$7,954	1.64%	0.75%	to	1.35%	-37.82%	to	-37.44%
2007	595	$12.93	to	$13.14	$7,753	0.41%	0.75%	to	1.35%	3.86%	to	4.45%
ING Solution 2045 Portfolio - Service Class												
2011	104	$10.78	to	$11.23	$1,131	1.17%	0.75%	to	1.35%	-6.42%	to	-5.79%
2010	109	$11.52	to	$11.92	$1,270	0.90%	0.75%	to	1.35%	13.61%	to	14.29%
2009	135	$10.14	to	$10.43	$1,384	2.15%	0.75%	to	1.35%	28.03%	to	28.77%
2008	153	$7.92	to	$8.10	$1,225	1.36%	0.75%	to	1.35%	-40.67%	to	-40.27%
2007	84	$13.35	to	$13.56	$1,135	0.14%	0.75%	to	1.35%	4.52%	to	4.95%
ING Solution Income Portfolio - Service Class												
2011	515	$11.52	to	$11.99	$6,055	4.06%	0.75%	to	1.35%	-0.95%	to	-0.42%
2010	574	$11.63	to	$12.04	$6,790	3.21%	0.75%	to	1.35%	8.09%	to	8.76%
2009	635	$10.76	to	$11.07	$6,919	5.25%	0.75%	to	1.35%	15.57%	to	16.28%
2008	581	$9.31	to	$9.52	$5,469	2.11%	0.75%	to	1.35%	-17.76%	to	-17.22%
2007	408	$11.32	to	$11.50	$4,657	0.65%	0.75%	to	1.35%	4.03%	to	4.36%
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class												
2011	576	$13.30	to	$16.50	$9,331	0.12%	0.75%	to	1.35%	-5.21%	to	-4.64%
2010	694	$13.99	to	$17.34	$11,833	0.07%	0.75%	to	1.35%	26.40%	to	27.20%
2009	680	$11.04	to	$13.67	$9,112	0.31%	0.75%	to	1.35%	44.07%	to	44.90%
2008	339	$7.65	to	$9.46	$3,090	0.06%	0.75%	to	1.35%	-44.03%	to	-43.68%
2007	204	$13.63	to	$16.84	$3,215	-	0.75%	to	1.35%	11.42%	to	12.17%
ING T. Rowe Price Growth Equity Portfolio - Service Class												
2011	11,616	$8.69	to	$14.47	$105,828	-	0.75%	to	2.35%	-3.66%	to	-2.11%
2010	11,556	$8.93	to	$14.81	$108,925	0.03%	0.75%	to	2.60%	13.47%	to	15.78%
2009	11,877	$7.87	to	$12.83	$97,640	0.01%	0.75%	to	2.60%	39.05%	to	41.41%
2008	5,066	$5.66	to	$9.09	$30,425	1.09%	0.75%	to	2.60%	-43.72%	to	-42.73%
2007	3,334	$10.10	to	$15.93	$35,823	0.14%	0.75%	to	2.45%	8.14%	to	8.79%

253

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

	Units (000's)	Unit Fair Value (lowest to highest)		Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)		Total Return[C] (lowest to highest)	
ING Templeton Foreign Equity Portfolio - Service Class									
2011	21,745	$7.08 to	$9.78	$190,490	1.75%	0.75% to	2.35%	-14.34% to	-12.95%
2010	25,636	$8.22 to	$11.25	$260,443	2.06%	0.75% to	2.60%	5.73% to	7.77%
2009	25,327	$7.67 to	$10.46	$241,228	-	0.75% to	2.60%	28.47% to	31.00%
2008	21,711	$5.97 to	$8.02	$159,726	3.32%	0.75% to	2.60%	-42.17% to	-41.17%
2007	8,749	$12.45 to	$13.64	$110,579	1.24%	0.95% to	2.60%	12.26% to	14.14%
ING Thornburg Value Portfolio - Initial Class									
2011	105	$7.91 to	$11.76	$895	0.70%	0.95% to	2.00%	-14.85% to	-13.98%
2010	138	$9.29 to	$13.71	$1,384	1.47%	0.95% to	2.10%	8.98% to	10.36%
2009	163	$8.51 to	$12.46	$1,479	1.12%	0.95% to	2.10%	41.78% to	43.50%
2008	188	$5.99 to	$8.72	$1,193	0.52%	0.95% to	2.10%	-41.01% to	-40.35%
2007	247	$10.15 to	$14.66	$2,633	0.44%	0.95% to	2.10%	4.98% to	6.18%
ING Thornburg Value Portfolio - Service Class									
2011	620	$9.02 to	$12.38	$6,348	0.55%	0.75% to	2.35%	-15.38% to	-13.89%
2010	690	$10.66 to	$14.43	$8,281	1.41%	0.75% to	2.35%	8.55% to	10.24%
2009	718	$9.82 to	$13.11	$7,716	0.79%	0.75% to	2.35%	40.89% to	43.36%
2008	679	$6.97 to	$9.18	$4,948	0.10%	0.75% to	2.35%	-41.30% to	-40.37%
2007	1,107	$11.74 to	$15.42	$13,460	0.75%	0.75% to	2.35%	4.49% to	6.20%
ING UBS U.S. Large Cap Equity Portfolio - Service Class									
2011	486	$9.65 to	$12.98	$5,199	0.68%	0.75% to	2.35%	-4.93% to	-3.43%
2010	558	$10.15 to	$13.48	$6,229	0.64%	0.75% to	2.35%	10.33% to	12.15%
2009	649	$9.20 to	$12.05	$6,503	1.15%	0.75% to	2.35%	28.49% to	30.69%
2008	796	$7.16 to	$9.25	$6,145	1.56%	0.75% to	2.35%	-41.41% to	-40.47%
2007	1,086	$12.22 to	$15.57	$14,104	0.67%	0.75% to	2.45%	-1.60% to	0.16%
ING Strategic Allocation Conservative Portfolio - Class S									
2011	88	$14.22 to	$14.81	$1,286	3.65%	0.75% to	1.35%	0.14% to	0.82%
2010	100	$14.20 to	$14.69	$1,451	4.21%	0.75% to	1.35%	9.48% to	10.04%
2009	102	$12.97 to	$13.35	$1,353	8.24%	0.75% to	1.35%	16.11% to	16.90%
2008	103	$11.17 to	$11.42	$1,170	4.28%	0.75% to	1.35%	-24.93% to	-24.47%
2007	96	$14.88 to	$15.12	$1,445	2.50%	0.75% to	1.35%	4.26% to	4.71%

254

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING Strategic Allocation Growth Portfolio - Class S						
2011	31	$14.73 to $15.33	$460	2.64%	0.75% to 1.35%	-4.41% to -3.89%
2010	39	$15.41 to $15.95	$601	3.36%	0.75% to 1.35%	11.26% to 11.93%
2009	42	$13.85 to $14.25	$589	9.26%	0.75% to 1.35%	23.22% to 24.02%
2008	45	$11.24 to $11.49	$512	3.10%	0.75% to 1.35%	-36.98% to -36.69%
2007	25	$17.93 to $18.15	$455	1.31%	0.75% to 1.20%	3.52% to 3.95%
ING Strategic Allocation Moderate Portfolio - Class S						
2011	66	$14.47 to $15.07	$973	2.75%	0.75% to 1.35%	-2.23% to -1.63%
2010	51	$14.80 to $15.32	$775	4.19%	0.75% to 1.35%	10.20% to 10.93%
2009	48	$13.43 to $13.81	$657	7.97%	0.75% to 1.35%	19.91% to 20.51%
2008	50	$11.20 to $11.46	$573	3.34%	0.75% to 1.35%	-31.58% to -31.09%
2007	52	$16.37 to $16.63	$862	2.06%	0.75% to 1.35%	3.87% to 4.46%
ING Growth and Income Portfolio - Class A						
2011	123,527	$9.46 to $9.63	$1,177,999	(e)	0.75% to 2.60%	(e)
2010	(e)	(e)	(e)	(e)	(e)	(e)
2009	(e)	(e)	(e)	(e)	(e)	(e)
2008	(e)	(e)	(e)	(e)	(e)	(e)
2007	(e)	(e)	(e)	(e)	(e)	(e)
ING Growth and Income Portfolio - Class I						
2011	9	$8.70 to $8.76	$77	1.05%	1.25% to 1.40%	-1.69% to -1.46%
2010	13	$8.85 to $8.89	$114	0.90%	1.25% to 1.40%	12.45% to 12.67%
2009	14	$7.87 to $7.89	$109	1.01%	1.25% to 1.40%	28.50% to 28.59%
2008	15	$6.12 to $6.14	$90	1.67%	1.25% to 1.40%	-38.55% to -38.35%
2007	15	$9.96	$150	(a)	1.25% to 1.40%	(a)
ING Growth and Income Portfolio - Class S						
2011	84,838	$8.19 to $14.88	$724,196	1.47%	0.50% to 2.60%	-3.08% to -1.00%
2010	51,286	$8.45 to $15.07	$449,666	0.79%	0.50% to 2.60%	10.89% to 13.28%
2009	57,953	$7.62 to $13.34	$453,859	1.45%	0.50% to 2.60%	26.58% to 29.34%
2008	44,763	$6.02 to $10.33	$274,706	3.86%	0.50% to 2.60%	-39.13% to -38.33%
2007	488	$9.94 to $16.75	$7,420	1.64%	0.75% to 2.20%	5.71% to 6.35%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING GET U.S. Core Portfolio - Series 7												
2011	538	$9.60	to	$10.35	$5,410	2.14%	1.45%	to	2.50%	-2.54%	to	-1.52%
2010	731	$9.60	to	$10.51	$7,465	2.15%	1.45%	to	2.95%	-0.52%	to	1.06%
2009	1,033	$9.65	to	$10.40	$10,450	2.29%	1.45%	to	2.95%	-1.93%	to	-0.48%
2008	1,169	$9.84	to	$10.45	$11,948	1.97%	1.45%	to	2.95%	-7.69%	to	-6.36%
2007	1,480	$10.62	to	$11.23	$16,210	2.54%	1.25%	to	3.10%	0.09%	to	2.00%
ING GET U.S. Core Portfolio - Series 8												
2011	260	$9.62	to	$10.48	$2,619	1.52%	1.25%	to	2.50%	-2.93%	to	-1.69%
2010	399	$9.91	to	$10.66	$4,109	2.15%	1.25%	to	2.50%	-0.10%	to	1.14%
2009	543	$9.92	to	$10.54	$5,547	2.39%	1.25%	to	2.50%	-0.60%	to	0.57%
2008	725	$9.98	to	$10.48	$7,399	1.87%	1.25%	to	2.50%	-8.86%	to	-7.58%
2007	896	$10.77	to	$11.34	$9,955	2.27%	1.25%	to	3.10%	0.47%	to	2.35%
ING GET U.S. Core Portfolio - Series 9												
2011	268	$9.77	to	$10.44	$2,735	2.01%	1.45%	to	2.45%	-2.69%	to	-1.69%
2010	387	$10.04	to	$10.62	$4,036	2.07%	1.45%	to	2.45%	1.21%	to	2.31%
2009	504	$9.89	to	$10.38	$5,144	2.25%	1.45%	to	2.50%		-1.00%	
2008	596	$9.92	to	$10.38	$6,080	2.19%	1.45%	to	2.70%	-7.72%	to	-6.49%
2007	686	$10.65	to	$11.10	$7,521	2.59%	1.45%	to	3.10%	0.76%	to	2.40%
ING GET U.S. Core Portfolio - Series 10												
2011	222	$9.72	to	$10.50	$2,242	2.35%	1.25%	to	2.45%	-2.02%	to	-0.85%
2010	318	$9.92	to	$10.59	$3,216	2.66%	1.25%	to	2.45%	1.53%	to	2.82%
2009	412	$9.75	to	$10.30	$4,090	2.82%	1.25%	to	2.50%	-3.37%	to	-2.09%
2008	501	$9.95	to	$10.52	$5,125	2.53%	1.25%	to	2.90%	-6.66%	to	-5.05%
2007	562	$10.66	to	$11.08	$6,095	2.00%	1.25%	to	2.90%	0.57%	to	2.31%
ING GET U.S. Core Portfolio - Series 11												
2011	387	$10.05	to	$10.66	$4,001	2.17%	1.45%	to	2.40%	-1.57%	to	-0.56%
2010	468	$9.94	to	$10.72	$4,857	2.38%	1.45%	to	2.95%	1.74%	to	3.28%
2009	565	$9.77	to	$10.38	$5,718	3.98%	1.45%	to	2.95%	-3.65%	to	-2.17%
2008	742	$10.14	to	$10.61	$7,708	2.42%	1.45%	to	2.95%	-2.31%	to	-0.93%
2007	836	$10.35	to	$10.71	$8,827	3.25%	1.45%	to	3.10%	-1.05%	to	0.56%

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

	Units (000's)	Unit Fair Value (lowest to highest)		Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)		Total Return[C] (lowest to highest)	
ING GET U.S. Core Portfolio - Series 12									
2011	172	$10.12	to $10.73	$1,817	2.59%	1.45%	to 2.45%	-1.36%	to -0.37%
2010	187	$10.23	to $10.77	$1,962	2.77%	1.45%	to 2.50%	3.13%	to 4.26%
2009	221	$9.71	to $10.33	$2,232	3.19%	1.45%	to 3.05%	-3.67%	to -2.09%
2008	268	$10.08	to $10.55	$2,781	1.71%	1.45%	to 3.05%	-9.03%	to -7.54%
2007	355	$11.07	to $11.41	$4,014	1.30%	1.45%	to 3.10%	-0.18%	to 1.51%
ING GET U.S. Core Portfolio - Series 13									
2011	859	$10.25	to $10.72	$9,103	2.21%	1.45%	to 2.25%	-0.49%	to 0.28%
2010	1,215	$10.21	to $10.69	$12,854	2.48%	1.45%	to 2.45%	3.97%	to 5.11%
2009	1,567	$9.82	to $10.17	$15,806	3.48%	1.45%	to 2.45%	-4.47%	to -3.51%
2008	2,204	$10.16	to $10.54	$23,085	2.18%	1.45%	to 2.90%	-0.59%	to 0.86%
2007	3,493	$10.19	to $10.45	$36,193	0.65%	1.45%	to 3.10%	1.70%	to 3.36%
ING GET U.S. Core Portfolio - Series 14									
2011	2,709	$10.36	to $10.93	$29,164	3.07%	1.45%	to 2.50%	0.58%	to 1.67%
2010	3,418	$10.30	to $10.75	$36,259	3.84%	1.45%	to 2.50%	4.24%	to 5.39%
2009	4,490	$9.72	to $10.20	$45,358	3.95%	1.45%	to 3.05%	-3.76%	to -2.30%
2008	7,383	$10.10	to $10.44	$76,227	1.88%	1.45%	to 3.05%	-0.10%	to 1.56%
2007	8,660	$10.11	to $10.28	$88,486	(a)	1.45%	to 3.10%	(a)	
ING BlackRock Science and Technology Opportunities Portfolio - Class S									
2011	19,792	$9.61	to $15.10	$198,020	-	0.75%	to 2.60%	-12.87%	to -11.23%
2010	23,192	$11.03	to $17.01	$263,966	-	0.75%	to 2.60%	15.14%	to 17.23%
2009	22,823	$9.58	to $14.51	$223,254	-	0.75%	to 2.60%	48.53%	to 51.46%
2008	13,408	$6.45	to $9.58	$87,426	-	0.75%	to 2.60%	-40.81%	to -40.46%
2007	71	$15.83	to $16.09	$1,140	-	0.75%	to 1.35%	17.26%	to 17.96%
ING Euro STOXX 50 Index Portfolio - Class A									
2011	415	$7.03	to $7.24	$2,955	14.38%	0.95%	to 2.25%	-19.20%	to -18.12%
2010	541	$8.69	to $8.83	$4,739	0.22%	1.00%	to 2.35%	-11.13%	to -10.18%
2009	62	$9.79	to $9.82	$608	(c)	1.15%	to 2.25%	(c)	
2008	(c)	(c)		(c)	(c)	(c)		(c)	
2007	(c)	(c)		(c)	(c)	(c)		(c)	

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING FTSE 100 Index Portfolio - Class A												
2011	222	$10.19	to	$10.52	$2,300	4.95%	0.95%	to	2.35%	-6.43%	to	-5.06%
2010	328	$10.89	to	$11.07	$3,595	0.28%	1.00%	to	2.35%	6.44%	to	7.59%
2009	74	$10.24	to	$10.27	$755	(c)	1.15%	to	2.25%	(c)		
2008	(c)		(c)		(c)	(c)		(c)		(c)		
2007	(c)		(c)		(c)	(c)		(c)		(c)		
ING Hang Seng Index Portfolio - Class S												
2011	4,031	$10.77	to	$11.19	$44,179	2.58%	0.95%	to	2.35%	-20.34%	to	-19.21%
2010	5,992	$13.52	to	$13.85	$81,884	0.06%	0.95%	to	2.35%	5.05%	to	6.54%
2009	3,225	$12.87	to	$13.00	$41,686	(c)	0.95%	to	2.35%	(c)		
2008	(c)		(c)		(c)	(c)		(c)		(c)		
2007	(c)		(c)		(c)	(c)		(c)		(c)		
ING Index Plus LargeCap Portfolio - Class S												
2011	13,071	$8.46	to	$12.83	$125,981	1.62%	0.75%	to	2.60%	-2.98%	to	-1.05%
2010	16,416	$8.66	to	$13.00	$161,332	1.70%	0.75%	to	2.60%	10.77%	to	12.77%
2009	19,841	$7.78	to	$11.56	$174,337	2.75%	0.75%	to	2.60%	19.74%	to	21.99%
2008	24,189	$6.45	to	$9.49	$174,373	2.25%	0.75%	to	2.60%	-39.00%	to	-37.84%
2007	25,928	$10.51	to	$15.31	$303,196	0.68%	0.75%	to	2.60%	2.05%	to	3.98%
ING Index Plus MidCap Portfolio - Class S												
2011	8,310	$9.36	to	$15.93	$107,721	0.58%	0.75%	to	2.60%	-4.01%	to	-2.15%
2010	9,825	$9.69	to	$16.32	$131,427	0.85%	0.75%	to	2.60%	18.48%	to	20.73%
2009	11,403	$8.13	to	$13.56	$127,725	1.34%	0.75%	to	2.60%	28.07%	to	30.42%
2008	13,369	$6.31	to	$10.42	$115,644	1.19%	0.75%	to	2.60%	-39.37%	to	-38.21%
2007	16,517	$10.34	to	$16.90	$232,853	0.48%	0.75%	to	2.60%	2.49%	to	4.49%
ING Index Plus SmallCap Portfolio - Class S												
2011	6,798	$8.90	to	$15.37	$83,478	0.60%	0.75%	to	2.60%	-3.53%	to	-1.73%
2010	7,901	$9.17	to	$15.68	$99,899	0.49%	0.75%	to	2.60%	19.20%	to	21.57%
2009	8,979	$7.64	to	$12.93	$94,468	1.41%	0.75%	to	2.60%	21.34%	to	23.58%
2008	10,297	$6.26	to	$10.49	$88,612	0.67%	0.75%	to	2.60%	-35.36%	to	-34.20%
2007	13,011	$9.63	to	$15.97	$171,833	0.13%	0.75%	to	2.60%	-9.01%	to	-7.17%

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING International Index Portfolio - Class S												
2011	5,593	$6.74	to	$12.98	$39,488	2.67%	0.75%	to	2.35%	-14.47%	to	-13.12%
2010	7,945	$7.82	to	$14.94	$65,044	3.38%	0.75%	to	2.60%	4.83%	to	6.79%
2009	8,995	$7.46	to	$13.99	$69,588	-	0.75%	to	2.60%	24.42%	to	26.32%
2008	998	$6.02	to	$6.09	$6,041	(b)	0.95%	to	2.35%	(b)		
2007	(b)		(b)		(b)	(b)		(b)		(b)		
ING Japan TOPIX Index® Portfolio - Class A												
2011	1,025	$9.20	to	$9.49	$9,567	1.85%	0.95%	to	2.35%	-15.75%	to	-14.58%
2010	770	$10.92	to	$11.11	$8,463	0.07%	0.95%	to	2.35%	10.98%	to	12.46%
2009	33	$9.84	to	$9.87	$324	(c)	1.00%	to	2.35%	(c)		
2008	(c)		(c)		(c)	(c)		(c)		(c)		
2007	(c)		(c)		(c)	(c)		(c)		(c)		
ING Russell™ Large Cap Growth Index Portfolio - Class S												
2011	10,214	$13.34	to	$14.68	$146,033	1.00%	0.75%	to	2.35%	1.45%	to	3.16%
2010	10,188	$13.02	to	$14.23	$142,575	0.54%	0.75%	to	2.35%	9.84%	to	11.61%
2009	11,210	$11.73	to	$12.75	$141,894	(c)	0.75%	to	2.55%	(c)		
2008	(c)		(c)		(c)	(c)		(c)		(c)		
2007	(c)		(c)		(c)	(c)		(c)		(c)		
ING Russell™ Large Cap Index Portfolio - Class S												
2011	33,016	$8.68	to	$14.51	$296,967	1.43%	0.80%	to	2.60%	-0.57%	to	1.32%
2010	39,726	$8.73	to	$14.33	$355,951	3.29%	0.80%	to	2.60%	9.13%	to	11.17%
2009	45,756	$8.00	to	$12.91	$372,497	-	0.80%	to	2.60%	20.57%	to	22.44%
2008	3,418	$6.66	to	$6.73	$22,903	(b)	0.80%	to	2.35%	(b)		
2007	(b)		(b)		(b)	(b)		(b)		(b)		
ING Russell™ Large Cap Value Index Portfolio - Class S												
2011	2,887	$13.24	to	$13.76	$38,950	1.41%	0.95%	to	2.35%	-1.78%	to	-0.43%
2010	2,581	$13.42	to	$13.82	$35,226	1.65%	0.95%	to	2.60%	8.23%	to	10.12%
2009	1,922	$12.40	to	$12.55	$24,005	(c)	0.95%	to	2.60%	(c)		
2008	(c)		(c)		(c)	(c)		(c)		(c)		
2007	(c)		(c)		(c)	(c)		(c)		(c)		

259

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Russell™ Mid Cap Growth Index Portfolio - Class S												
2011	15,771	$15.04	to	$15.77	$243,092	0.44%	0.90%	to	2.60%	-4.75%	to	-3.07%
2010	18,579	$15.79	to	$16.27	$297,977	0.29%	0.90%	to	2.60%	22.59%	to	24.77%
2009	19,157	$12.88	to	$13.04	$248,368	(c)	0.90%	to	2.60%	(c)		
2008	(c)		(c)		(c)	(c)		(c)		(c)		
2007	(c)		(c)		(c)	(c)		(c)		(c)		
ING Russell™ Mid Cap Index Portfolio - Class S												
2011	10,358	$9.69	to	$10.22	$102,824	1.16%	0.95%	to	2.35%	-4.34%	to	-2.94%
2010	11,716	$10.13	to	$10.53	$120,857	0.51%	0.95%	to	2.35%	21.90%	to	23.74%
2009	10,132	$8.30	to	$8.51	$85,119	-	0.95%	to	2.40%	36.45%	to	38.37%
2008	3,704	$6.04	to	$6.15	$22,649	(b)	0.80%	to	2.35%	(b)		
2007	(b)		(b)		(b)	(b)		(b)		(b)		
ING Russell™ Small Cap Index Portfolio - Class S												
2011	13,508	$9.84	to	$10.40	$136,076	0.79%	0.90%	to	2.35%	-6.37%	to	-5.02%
2010	16,262	$10.51	to	$10.95	$174,052	0.44%	0.80%	to	2.35%	23.07%	to	25.00%
2009	13,275	$8.54	to	$8.76	$114,700	-	0.90%	to	2.35%	23.41%	to	25.32%
2008	10,143	$6.91	to	$7.00	$70,527	(b)	0.80%	to	2.45%	(b)		
2007	(b)		(b)		(b)	(b)		(b)		(b)		
ING Small Company Portfolio - Class S												
2011	8,403	$10.15	to	$17.77	$89,892	0.23%	0.75%	to	2.35%	-4.96%	to	-3.42%
2010	9,114	$10.65	to	$18.44	$102,443	0.32%	0.75%	to	2.35%	21.09%	to	23.07%
2009	8,151	$8.82	to	$15.02	$75,533	0.54%	0.75%	to	2.35%	24.23%	to	26.28%
2008	5,881	$7.09	to	$11.93	$43,479	0.10%	0.75%	to	2.55%	-32.17%	to	-31.74%
2007	166	$15.12	to	$17.52	$2,803	-	0.75%	to	1.35%	4.23%	to	4.89%
ING U.S. Bond Index Portfolio - Class S												
2011	25,756	$11.17	to	$12.12	$297,554	1.93%	0.75%	to	2.60%	4.20%	to	6.11%
2010	21,158	$10.72	to	$11.43	$232,631	2.46%	0.75%	to	2.60%	3.18%	to	5.12%
2009	23,840	$10.39	to	$10.89	$251,758	2.45%	0.75%	to	2.60%	2.77%	to	4.78%
2008	17,418	$10.11	to	$10.41	$177,261	(b)	0.75%	to	2.60%	(b)		
2007	(b)		(b)		(b)	(b)		(b)		(b)		

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING WisdomTree℠ Global High-Yielding Equity Index Portfolio - Class S												
2011	22,299	$7.42	to	$7.91	$169,736	3.21%	0.75%	to	2.35%	-6.08%	to	-4.58%
2010	24,986	$7.89	to	$8.29	$201,282	3.31%	0.75%	to	2.35%	3.39%	to	5.07%
2009	27,525	$7.61	to	$7.89	$213,033	-	0.75%	to	2.35%	26.91%	to	28.92%
2008	23,942	$6.00	to	$6.12	$145,051	(b)	0.75%	to	2.35%			(b)
2007	(b)			(b)	(b)	(b)			(b)			(b)
ING International Value Portfolio - Class S												
2011	519	$11.67	to	$13.09	$6,655	2.35%	0.75%	to	1.35%	-16.11%	to	-15.57%
2010	620	$13.88	to	$15.55	$9,445	1.72%	0.75%	to	1.35%	1.00%	to	1.56%
2009	713	$13.71	to	$15.35	$10,718	1.54%	0.75%	to	1.35%	24.38%	to	25.22%
2008	740	$10.99	to	$12.29	$8,896	2.78%	0.75%	to	1.35%	-43.09%	to	-42.76%
2007	632	$19.26	to	$21.52	$13,183	1.57%	0.75%	to	1.35%	11.53%	to	12.21%
ING MidCap Opportunities Portfolio - Class S												
2011	31,078	$10.46	to	$20.14	$353,299	-	0.50%	to	2.35%	-3.14%	to	-1.33%
2010	34,369	$10.79	to	$20.50	$399,457	0.49%	0.50%	to	2.60%	26.91%	to	29.39%
2009	32,727	$8.49	to	$15.94	$297,130	0.12%	0.50%	to	2.35%	37.78%	to	40.23%
2008	34,217	$6.16	to	$11.41	$223,352	-	0.50%	to	2.45%	-39.19%	to	-38.22%
2007	2,454	$10.12	to	$18.51	$26,412	-	0.75%	to	2.35%	22.47%	to	24.51%
ING SmallCap Opportunities Portfolio - Class S												
2011	6,239	$8.61	to	$18.60	$58,855	-	0.75%	to	2.35%	-1.79%	to	-0.20%
2010	7,156	$8.76	to	$18.69	$68,086	-	0.75%	to	2.35%	28.98%	to	31.14%
2009	8,154	$6.79	to	$14.29	$59,441	-	0.75%	to	2.35%	27.54%	to	29.65%
2008	9,121	$5.31	to	$11.04	$51,591	-	0.75%	to	2.45%	-36.17%	to	-35.11%
2007	11,476	$8.31	to	$17.06	$100,307	-	0.75%	to	2.60%	7.00%	to	9.00%
Invesco V.I. Leisure Fund - Series I Shares												
2011	1,457	$9.46	to	$12.27	$16,498	0.40%	0.95%	to	2.60%	-6.32%	to	-4.74%
2010	1,709	$10.07	to	$12.88	$20,497	0.51%	0.95%	to	2.60%	18.64%	to	20.71%
2009	2,010	$8.46	to	$10.67	$20,121	1.81%	0.95%	to	2.60%	29.41%	to	31.57%
2008	2,328	$6.53	to	$8.11	$17,862	1.00%	0.95%	to	2.60%	-44.54%	to	-43.60%
2007	3,083	$11.74	to	$14.38	$42,305	1.58%	0.95%	to	2.60%	-3.39%	to	-1.78%

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
Legg Mason ClearBridge Variable Large Cap Value Portfolio - Class I						
2011	9	$8.47 to $8.53	$75	2.61%	1.25% to 1.40%	3.55% to 3.65%
2010	10	$8.18 to $8.23	$78	2.53%	1.25% to 1.40%	7.92% to 8.15%
2009	11	$7.58 to $7.61	$80	1.31%	1.25% to 1.40%	22.85% to 22.94%
2008	12	$6.17 to $6.19	$73	0.83%	1.25% to 1.40%	-36.59% to -36.45%
2007	17	$9.73 to $9.74	$169	(a)	1.25% to 1.40%	(a)
Legg Mason Global Currents Variable International All Cap Opportunity Portfolio						
2011	3	$11.65	$33	8.33%	1.40%	-12.80%
2010	3	$13.36 to $13.68	$39	2.35%	1.25% to 1.40%	2.22% to 2.40%
2009	4	$13.07 to $13.36	$46	-	1.25% to 1.40%	26.77% to 27.00%
2008	4	$10.31 to $10.52	$39	1.40%	1.25% to 1.40%	-44.18% to -44.10%
2007	6	$18.47 to $18.82	$104	0.83%	1.25% to 1.40%	4.88% to 4.96%
Legg Mason Western Asset Variable High Income Portfolio						
2011	3	$21.38	$71	8.39%	1.40%	0.99%
2010	3	$21.17 to $21.68	$72	9.33%	1.25% to 1.40%	14.99% to 15.20%
2009	4	$18.41 to $18.82	$78	12.40%	1.25% to 1.40%	57.75% to 57.89%
2008	4	$11.67 to $11.92	$51	9.94%	1.25% to 1.40%	-30.99% to -30.86%
2007	6	$16.91 to $17.24	$110	8.07%	1.25% to 1.40%	-1.11% to -0.92%
Oppenheimer Main Street Small- & Mid-Cap Fund®/VA - Service Class						
2011	78	$17.96 to $18.70	$1,442	0.42%	0.75% to 1.35%	-3.70% to -3.11%
2010	97	$18.65 to $19.30	$1,859	0.40%	0.75% to 1.35%	21.42% to 22.15%
2009	102	$15.36 to $15.80	$1,600	0.50%	0.75% to 1.35%	34.97% to 35.86%
2008	71	$11.38 to $11.63	$822	0.28%	0.75% to 1.35%	-38.82% to -38.47%
2007	70	$18.60 to $18.90	$1,323	0.19%	0.75% to 1.35%	-2.72% to -2.17%
PIMCO Real Return Portfolio - Administrative Class						
2011	929	$13.65 to $14.22	$12,983	4.88%	0.75% to 1.35%	10.17% to 10.83%
2010	985	$12.39 to $12.83	$12,463	1.47%	0.75% to 1.35%	6.63% to 7.27%
2009	949	$11.62 to $11.96	$11,216	2.94%	0.75% to 1.35%	16.78% to 17.49%
2008	745	$9.95 to $10.18	$7,515	4.22%	0.75% to 1.35%	-8.29% to -7.71%
2007	222	$10.85 to $11.03	$2,430	4.24%	0.75% to 1.35%	9.05% to 9.64%

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
Pioneer Equity Income VCT Portfolio - Class II												
2011	955	$13.71	to	$15.72	$14,738	2.01%	0.75%	to	1.35%	4.38%	to	5.03%
2010	1,063	$13.11	to	$15.01	$15,665	1.99%	0.75%	to	1.35%	17.62%	to	18.27%
2009	1,206	$11.12	to	$12.72	$15,029	3.01%	0.75%	to	1.35%	12.29%	to	13.04%
2008	1,213	$9.87	to	$11.28	$13,323	2.72%	0.75%	to	1.35%	-31.41%	to	-30.97%
2007	1,031	$14.36	to	$16.39	$16,338	2.74%	0.75%	to	1.35%	-0.80%	to	-0.20%
ProFund VP Bull												
2011	1,471	$7.72	to	$10.92	$12,013	-	0.95%	to	2.25%	-2.28%	to	-0.89%
2010	1,815	$7.90	to	$11.12	$15,111	0.12%	0.95%	to	2.25%	10.03%	to	11.48%
2009	2,036	$7.18	to	$10.05	$15,316	0.65%	0.95%	to	2.25%	21.49%	to	23.28%
2008	2,280	$5.91	to	$8.22	$14,046	-	0.95%	to	2.60%	-39.27%	to	-38.28%
2007	2,986	$9.60	to	$13.43	$30,062	0.44%	0.90%	to	2.60%	0.85%	to	2.61%
ProFund VP Europe 30												
2011	844	$7.77	to	$8.95	$6,949	1.04%	0.95%	to	2.35%	-10.98%	to	-9.69%
2010	1,006	$8.72	to	$13.52	$9,261	1.57%	0.95%	to	2.35%	0.21%	to	1.64%
2009	1,144	$8.70	to	$13.41	$10,444	2.60%	0.95%	to	2.35%	29.26%	to	31.05%
2008	1,401	$6.72	to	$10.32	$9,835	2.06%	0.90%	to	2.35%	-45.34%	to	-44.50%
2007	1,835	$12.05	to	$18.75	$23,421	2.03%	0.90%	to	2.60%	11.56%	to	13.54%
ProFund VP Rising Rates Opportunity												
2011	1,897	$2.87	to	$3.55	$5,755	-	0.95%	to	2.35%	-38.96%	to	-38.03%
2010	2,136	$4.70	to	$5.80	$10,541	-	0.95%	to	2.60%	-18.20%	to	-16.72%
2009	2,393	$5.72	to	$7.07	$14,303	0.55%	0.95%	to	2.60%	28.82%	to	30.95%
2008	2,870	$4.43	to	$5.47	$13,199	5.38%	0.95%	to	2.60%	-39.61%	to	-38.60%
2007	4,013	$7.26	to	$9.01	$30,230	5.33%	0.95%	to	2.60%	-7.67%	to	-6.07%
Wells Fargo Advantage VT Omega Growth Fund - Class 2												
2011	106	$11.60	to	$11.74	$1,240	-	1.40%	to	2.20%	-7.64%	to	-6.90%
2010	118	$12.56	to	$12.61	$1,487	(d)	1.40%	to	2.20%	(d)		
2009	(d)	(d)			(d)	(d)	(d)			(d)		
2008	(d)	(d)			(d)	(d)	(d)			(d)		
2007	(d)	(d)			(d)	(d)	(d)			(d)		

263

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
Wells Fargo Advantage VT Index Asset Allocation Fund - Class 2												
2011	164	$10.78	to	$12.89	$2,052	3.04%	1.40%	to	2.20%	4.15%	to	5.05%
2010	180	$10.35	to	$12.27	$2,156	1.73%	1.40%	to	2.20%	10.70%	to	11.65%
2009	187	$9.35	to	$10.99	$2,009	1.85%	1.40%	to	2.20%	12.92%	to	13.89%
2008	210	$8.28	to	$9.65	$1,989	2.43%	1.40%	to	2.20%	-30.65%	to	-30.12%
2007	241	$11.94	to	$13.81	$3,282	2.27%	1.40%	to	2.20%	5.20%	to	6.07%
Wells Fargo Advantage VT Intrinsic Value Fund - Class 2												
2011	67	$9.20	to	$11.10	$721	0.52%	1.65%	to	2.20%	-4.37%	to	-3.81%
2010	72	$9.62	to	$11.54	$807	0.73%	1.65%	to	2.20%	11.34%	to	11.93%
2009	55	$8.64	to	$10.31	$555	1.85%	1.65%	to	2.20%	14.29%	to	14.94%
2008	60	$7.56	to	$8.97	$529	1.96%	1.65%	to	2.20%	-37.83%	to	-37.49%
2007	71	$12.16	to	$14.35	$1,004	1.52%	1.65%	to	2.20%	0.50%	to	1.06%
Wells Fargo Advantage VT Small Cap Growth Fund - Class 2												
2011	22	$14.31	to	$17.38	$361	-	1.40%	to	2.20%	-6.65%	to	-5.90%
2010	24	$15.33	to	$18.47	$436	-	1.40%	to	2.20%	23.93%	to	24.97%
2009	32	$12.37	to	$14.78	$464	-	1.40%	to	2.20%	49.40%	to	50.51%
2008	44	$8.28	to	$9.82	$419	-	1.40%	to	2.20%	-42.74%	to	-42.24%
2007	53	$14.46	to	$17.00	$884	-	1.40%	to	2.20%	11.32%	to	12.21%
Wells Fargo Advantage VT Total Return Bond Fund												
2011	62	$12.78	to	$14.12	$849	2.60%	1.40%	to	2.20%	5.97%	to	6.81%
2010	84	$12.06	to	$13.22	$1,075	3.34%	1.40%	to	2.20%	4.69%	to	5.51%
2009	89	$11.52	to	$12.53	$1,080	4.46%	1.40%	to	2.20%	9.51%	to	10.49%
2008	93	$10.52	to	$11.34	$1,029	4.95%	1.40%	to	2.20%	0.10%	to	0.89%
2007	119	$10.51	to	$11.24	$1,314	4.61%	1.40%	to	2.20%	3.85%	to	4.75%

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

(a) As investment Division had no investments until 2007, this data is not meaningful and is therefore not presented.
(b) As investment Division had no investments until 2008, this data is not meaningful and is therefore not presented.
(c) As investment Division had no investments until 2009, this data is not meaningful and is therefore not presented.
(d) As investment Division had no investments until 2010, this data is not meaningful and is therefore not presented.
(e) As investment Division had no investments until 2011, this data is not meaningful and is therefore not presented.

A The Investment Income Ratio represents dividends received by the Division, excluding capital gains distributions divided by the average net assets. The recognition of investment income is determined by the timing of the declaration of dividends by the underlying fund in which the Division invests.

B The Expense Ratio considers only the expenses borne directly by the Account, excluding expenses charged through the redemption of units, and is equal to the mortality and expense, administrative, and other charges, as defined in the Charges and Fees note. Certain items in this table are presented as a range of minimum and maximum values; however, such information is calculated independently for each column in the table.

C Total Return is calculated as the change in unit value for each Contract presented in the Statements of Assets and Liabilities. Certain items in this table are presented as a range of minimum and maximum values; however, such information is calculated independently for each column in the table.

265

CONDENSED FINANCIAL INFORMATION

Except for subaccounts which did not commence operations as of December 31, 2011, the following tables give (1) the accumulation unit value ("AUV") at the beginning of the period, (2) the AUV at the end of the period and (3) the total number of accumulation units outstanding at the end of the period for each subaccount of ING USA Separate Account B available under the Contract for the indicated periods. This information is current through December 31, 2011, including portfolio names. Portfolio name changes after December 31, 2011 are not reflected in the following information.

Separate Account Annual Charges of 1.40%

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
BLACKROCK GLOBAL ALLOCATION V.I. FUND										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$10.31	$9.53	$7.99	$10.09						
Value at end of period	$9.80	$10.31	$9.53	$7.99						
Number of accumulation units outstanding at end of period	14,658,436	14,545,662	13,749,221	5,658,472						
COLUMBIA SMALL CAP VALUE FUND VS										
(Fund first available during November 2003)										
Value at beginning of period	$21.42	$17.18	$13.94	$19.68	$20.49	$17.41	$16.74	$13.85	$10.00	
Value at end of period	$19.83	$21.42	$17.18	$13.94	$19.68	$20.49	$17.41	$16.74	$13.85	
Number of accumulation units outstanding at end of period	975,035	1,094,501	1,267,316	1,517,242	1,927,008	2,430,081	3,133,417	1,913,146	368,372	
FIDELITY® VIP CONTRAFUND® PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$13.24	$11.48	$8.59	$15.21	$13.15	$11.97	$10.22			
Value at end of period	$12.69	$13.24	$11.48	$8.59	$15.21	$13.15	$11.97			
Number of accumulation units outstanding at end of period	8,153,827	9,154,108	10,400,918	11,187,820	8,180,923	5,267,423	2,397,304			
FIDELITY® VIP EQUITY-INCOME PORTFOLIO										
Value at beginning of period	$11.08	$9.78	$7.63	$13.54	$13.56	$11.47	$11.02	$10.04	$7.83	$9.59
Value at end of period	$11.00	$11.08	$9.78	$7.63	$13.54	$13.56	$11.47	$11.02	$10.04	$7.83
Number of accumulation units outstanding at end of period	2,007,400	2,311,978	2,618,208	3,016,228	3,793,220	3,999,650	3,467,553	3,098,913	2,275,054	478,395
ING AMERICAN FUNDS ASSET ALLOCATION PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$9.66	$8.75	$7.19	$9.94						
Value at end of period	$9.60	$9.66	$8.75	$7.19						
Number of accumulation units outstanding at end of period	6,393,738	6,373,630	6,199,815	3,167,031						
ING AMERICAN FUNDS BOND PORTFOLIO										
(Funds were first received in this option during January 2008)										
Value at beginning of period	$10.23	$9.78	$8.85	$10.01						
Value at end of period	$10.67	$10.23	$9.78	$8.85						
Number of accumulation units outstanding at end of period	7,494,146	8,176,396	7,895,772	4,629,576						
ING AMERICAN FUNDS GLOBAL GROWTH AND INCOME PORTFOLIO										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$10.01									
Value at end of period	$9.32									
Number of accumulation units outstanding at end of period	100,923									
ING AMERICAN FUNDS GROWTH PORTFOLIO										
(Fund first available during September 2003)										
Value at beginning of period	$14.12	$12.13	$8.87	$16.14	$14.65	$13.55	$11.89	$10.77	$10.00	
Value at end of period	$13.26	$14.12	$12.13	$8.87	$16.14	$14.65	$13.55	$11.89	$10.77	
Number of accumulation units outstanding at end of period	23,410,109	25,830,505	27,401,456	26,599,640	21,696,367	18,821,265	15,583,944	9,535,997	1,647,654	

Condensed Financial Information (continued)

	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011
ING AMERICAN FUNDS INTERNATIONAL GROWTH AND INCOME PORTFOLIO										
(Funds were first received in this option during January 2011)										
Value at beginning of period										$10.02
Value at end of period										$8.81
Number of accumulation units outstanding at end of period										71,083
ING AMERICAN FUNDS INTERNATIONAL PORTFOLIO										
(Fund first available during September 2003)										
Value at beginning of period		$10.00	$11.62	$13.59	$16.21	$18.91	$22.26	$12.63	$17.73	$18.65
Value at end of period		$11.62	$13.59	$16.21	$18.91	$22.26	$12.63	$17.73	$18.65	$15.74
Number of accumulation units outstanding at end of period		589,077	3,147,004	5,984,403	7,746,931	9,438,334	10,841,337	11,391,844	10,785,643	9,594,991
ING AMERICAN FUNDS WORLD ALLOCATION PORTFOLIO										
(Funds were first received in this option during October 2008)										
Value at beginning of period							$9.99	$9.08	$12.07	$13.40
Value at end of period							$9.08	$12.07	$13.40	$12.44
Number of accumulation units outstanding at end of period							296,480	1,804,007	2,196,476	2,890,339
ING ARTIO FOREIGN PORTFOLIO										
Value at beginning of period	$10.00	$8.22	$10.64	$12.37	$14.07	$17.92	$20.58	$11.44	$13.56	$14.29
Value at end of period	$8.22	$10.64	$12.37	$14.07	$17.92	$20.58	$11.44	$13.56	$14.29	$11.01
Number of accumulation units outstanding at end of period	72,898	506,335	1,748,507	3,309,450	4,314,295	5,689,657	5,824,950	6,242,428	5,620,114	4,894,300
ING BARON SMALL CAP GROWTH PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period				$10.00	$11.01	$12.51	$13.08	$7.58	$10.10	$12.60
Value at end of period				$11.01	$12.51	$13.08	$7.58	$10.10	$12.60	$12.70
Number of accumulation units outstanding at end of period				857,118	1,645,722	2,503,317	3,468,055	4,248,323	4,210,806	4,238,575
ING BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO										
(Fund first available during May 2004)										
Value at beginning of period			$10.00	$9.91	$10.78	$12.11	$12.96	$9.12	$10.79	$11.39
Value at end of period			$9.91	$10.78	$12.11	$12.96	$9.12	$10.79	$11.39	$11.76
Number of accumulation units outstanding at end of period			332,663	1,770,932	1,900,621	1,874,723	2,462,017	2,329,559	2,127,773	2,008,361
ING BLACKROCK INFLATION PROTECTED BOND PORTFOLIO										
(Funds were first received in this option during May 2009)										
Value at beginning of period								$9.88	$10.59	$11.01
Value at end of period								$10.59	$11.01	$12.16
Number of accumulation units outstanding at end of period								2,184,297	3,408,948	5,459,336
ING BLACKROCK LARGE CAP GROWTH PORTFOLIO										
Value at beginning of period	$10.00	$7.97	$9.98	$10.94	$11.89	$12.56	$13.22	$7.94	$10.20	$11.41
Value at end of period	$7.97	$9.98	$10.94	$11.89	$12.56	$13.22	$7.94	$10.20	$11.41	$11.07
Number of accumulation units outstanding at end of period	44,773	158,396	273,908	1,467,824	1,314,957	1,170,061	1,241,676	1,425,010	1,445,316	1,492,741
ING BLACKROCK SCIENCE AND TECHNOLOGY OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period							$9.99	$6.50	$9.78	$11.40
Value at end of period							$6.50	$9.78	$11.40	$10.05
Number of accumulation units outstanding at end of period							1,504,065	2,801,527	3,411,901	2,940,390
ING CLARION GLOBAL REAL ESTATE PORTFOLIO										
(Fund first available during May 2006)										
Value at beginning of period					$11.04	$13.62	$12.45	$7.21	$9.49	$10.85
Value at end of period					$13.62	$12.45	$7.21	$9.49	$10.85	$10.13
Number of accumulation units outstanding at end of period					740,797	1,270,230	2,084,334	2,241,686	1,961,059	1,763,062

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
ING CLARION REAL ESTATE PORTFOLIO										
Value at beginning of period	$67.25	$53.29	$39.77	$65.61	$80.89	$59.61	$51.76	$38.11	$28.06	$28.40
Value at end of period	$72.61	$67.25	$53.29	$39.77	$65.61	$80.89	$59.61	$51.76	$38.11	$28.06
Number of accumulation units outstanding at end of period	575,703	675,827	801,790	952,216	1,233,036	1,684,633	1,718,845	1,657,594	1,388,196	1,167,176
ING COLUMBIA SMALL CAP VALUE II PORTFOLIO										
(Fund first available during May 2006)										
Value at beginning of period	$10.08	$8.16	$6.63	$10.21	$10.05	$10.05				
Value at end of period	$9.67	$10.08	$8.16	$6.63	$10.21	$10.05				
Number of accumulation units outstanding at end of period	2,223,917	2,485,616	2,897,468	3,270,508	1,892,774	854,223				
ING DAVIS NEW YORK VENTURE PORTFOLIO										
(Fund first available during December 2005)										
Value at beginning of period	$9.82	$8.89	$6.85	$11.43	$11.13	$9.91	$10.06			
Value at end of period	$9.23	$9.82	$8.89	$6.85	$11.43	$11.13	$9.91			
Number of accumulation units outstanding at end of period	3,608,516	3,853,085	3,902,577	3,528,125	1,733,413	904,669	7,654			
ING DFA WORLD EQUITY PORTFOLIO										
(Funds were first received in this option during August 2007)										
Value at beginning of period	$8.63	$7.01	$5.84	$10.40	$10.18					
Value at end of period	$7.73	$8.63	$7.01	$5.84	$10.40					
Number of accumulation units outstanding at end of period	4,943,231	6,040,110	5,557,861	5,640,975	1,412,784					
ING EURO STOXX 50® INDEX PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$8.79	$9.81	$9.75							
Value at end of period	$7.17	$8.79	$9.81							
Number of accumulation units outstanding at end of period	94,586	113,073	7,459							
ING FMR^{SM} DIVERSIFIED MID CAP PORTFOLIO										
Value at beginning of period	$17.43	$13.77	$10.03	$16.72	$14.81	$13.42	$11.65	$9.52	$7.23	$9.09
Value at end of period	$15.30	$17.43	$13.77	$10.03	$16.72	$14.81	$13.42	$11.65	$9.52	$7.23
Number of accumulation units outstanding at end of period	5,710,571	6,967,702	7,847,444	7,990,043	8,909,282	5,842,433	6,237,950	2,675,497	2,137,834	1,436,694
ING FRANKLIN INCOME PORTFOLIO										
(Fund first available during May 2006)										
Value at beginning of period	$11.18	$10.04	$7.71	$11.06	$10.93	$10.00				
Value at end of period	$11.31	$11.18	$10.04	$7.71	$11.06	$10.93				
Number of accumulation units outstanding at end of period	5,332,275	5,251,259	5,510,324	4,555,948	3,440,430	1,274,023				
ING FRANKLIN MUTUAL SHARES PORTFOLIO										
(Funds were first received in this option during April 2007)										
Value at beginning of period	$10.01	$9.10	$7.29	$11.89	$12.42					
Value at end of period	$9.79	$10.01	$9.10	$7.29	$11.89					
Number of accumulation units outstanding at end of period	3,129,466	3,338,775	3,218,271	3,054,887	2,191,899					
ING FRANKLIN TEMPLETON FOUNDING STRATEGY PORTFOLIO										
(Funds were first received in this option during May 2007)										
Value at beginning of period	$8.55	$7.83	$6.09	$9.61	$10.00					
Value at end of period	$8.32	$8.55	$7.83	$6.09	$9.61					
Number of accumulation units outstanding at end of period	15,200,030	16,813,479	18,242,924	18,040,063	7,707,311					
ING FTSE 100 INDEX® PORTFOLIO										
(Funds were first received in this option during November 2009)										
Value at beginning of period	$11.02	$10.26	$10.28							
Value at end of period	$10.41	$11.02	$10.26							
Number of accumulation units outstanding at end of period	72,547	76,851	5,674							
ING GLOBAL RESOURCES PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$9.96									
Value at end of period	$8.86									
Number of accumulation units outstanding at end of period	1,282,948									

Condensed Financial Information (continued)

	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011
ING GLOBAL RESOURCES PORTFOLIO (CLASS S)										
Value at beginning of period	$14.14	$14.05	$21.09	$22.13	$30.06	$35.99	$47.29	$27.51	$37.30	$44.73
Value at end of period	$14.05	$21.09	$22.13	$30.06	$35.99	$47.29	$27.51	$37.30	$44.73	$40.07
Number of accumulation units outstanding at end of period	575,255	742,286	964,040	1,542,661	1,643,710	2,063,890	2,510,627	2,632,139	2,021,669	1,732,824
ING GROWTH AND INCOME PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during January 2011)										
Value at beginning of period										$9.99
Value at end of period										$9.57
Number of accumulation units outstanding at end of period										19,736,037
ING GROWTH AND INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during November 2007)										
Value at beginning of period						$9.83	$9.95	$6.10	$7.82	$8.78
Value at end of period						$9.95	$6.10	$7.82	$8.78	$8.61
Number of accumulation units outstanding at end of period						21,255	3,900,949	5,796,850	5,214,662	9,561,032
ING HANG SENG INDEX PORTFOLIO										
(Funds were first received in this option during May 2009)										
Value at beginning of period								$9.99	$12.96	$13.74
Value at end of period								$12.96	$13.74	$11.05
Number of accumulation units outstanding at end of period								453,760	1,477,004	1,068,924
ING INDEX PLUS LARGECAP PORTFOLIO										
(Fund first available during August 2003)										
Value at beginning of period		$10.00	$8.98	$9.76	$10.12	$11.40	$11.78	$7.27	$8.82	$9.88
Value at end of period		$8.98	$9.76	$10.12	$11.40	$11.78	$7.27	$8.82	$9.88	$9.71
Number of accumulation units outstanding at end of period		494,773	1,431,006	1,549,701	1,498,538	1,448,885	1,295,966	1,178,124	1,008,074	939,728
ING INDEX PLUS MIDCAP PORTFOLIO										
(Fund first available during May 2004)										
Value at beginning of period			$10.04	$11.26	$12.31	$13.25	$13.75	$8.44	$10.94	$13.12
Value at end of period			$11.26	$12.31	$13.25	$13.75	$8.44	$10.94	$13.12	$12.75
Number of accumulation units outstanding at end of period			437,111	1,371,262	1,780,924	1,857,115	1,538,832	1,377,178	1,204,164	1,103,955
ING INDEX PLUS SMALLCAP PORTFOLIO										
(Fund first available during May 2004)										
Value at beginning of period			$10.06	$11.72	$12.41	$13.88	$12.80	$8.37	$10.28	$12.41
Value at end of period			$11.72	$12.41	$13.88	$12.80	$8.37	$10.28	$12.41	$12.12
Number of accumulation units outstanding at end of period			424,131	1,076,172	1,463,522	1,437,532	1,200,311	1,101,850	987,422	906,059
ING INTERMEDIATE BOND PORTFOLIO										
Value at beginning of period	$10.00	$10.64	$11.13	$11.48	$11.65	$11.92	$12.42	$11.19	$12.28	$13.26
Value at end of period	$10.64	$11.13	$11.48	$11.65	$11.92	$12.42	$11.19	$12.28	$13.26	$14.03
Number of accumulation units outstanding at end of period	719,279	1,026,869	2,682,543	3,506,748	7,089,555	12,433,842	14,692,505	15,212,968	14,805,735	13,585,163
ING INTERNATIONAL INDEX PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period							$10.14	$6.06	$7.62	$8.09
Value at end of period							$6.06	$7.62	$8.09	$6.98
Number of accumulation units outstanding at end of period							139,687	1,391,858	1,156,598	818,658
ING INVESCO VAN KAMPEN COMSTOCK PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period				$12.21	$12.46	$14.24	$13.72	$8.59	$10.89	$12.36
Value at end of period				$12.46	$14.24	$13.72	$8.59	$10.89	$12.36	$11.93
Number of accumulation units outstanding at end of period				1,931,362	2,275,253	2,261,293	2,342,903	2,202,640	2,163,923	2,213,852
ING INVESCO VAN KAMPEN EQUITY AND INCOME PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period				$10.16	$10.86	$12.04	$12.26	$9.24	$11.15	$12.31
Value at end of period				$10.86	$12.04	$12.26	$9.24	$11.15	$12.31	$11.98
Number of accumulation units outstanding at end of period				333,809	482,346	1,006,618	2,734,004	2,591,371	2,408,048	2,270,527

CFI 4

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
ING INVESCO VAN KAMPEN GROWTH AND INCOME PORTFOLIO										
Value at beginning of period	$29.36	$26.47	$21.66	$32.41	$32.04	$28.01	$25.81	$22.94	$18.19	$21.65
Value at end of period	$28.32	$29.36	$26.47	$21.66	$32.41	$32.04	$28.01	$25.81	$22.94	$18.19
Number of accumulation units outstanding at end of period	1,747,429	2,059,675	2,460,096	2,778,827	3,278,627	4,097,219	4,720,301	5,219,472	5,707,684	6,183,621
ING JAPAN TOPIX INDEX® PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$11.05	$9.86	$9.81							
Value at end of period	$9.40	$11.05	$9.86							
Number of accumulation units outstanding at end of period	178,839	63,936	3,051							
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO										
Value at beginning of period	$24.52	$20.67	$12.22	$25.43	$18.63	$13.91	$10.46	$9.01	$6.23	$7.08
Value at end of period	$19.76	$24.52	$20.67	$12.22	$25.43	$18.63	$13.91	$10.46	$9.01	$6.23
Number of accumulation units outstanding at end of period	3,601,771	3,721,910	4,884,446	4,935,142	4,448,144	3,740,816	3,298,670	2,479,088	2,328,297	1,925,891
ING JPMORGAN MID CAP VALUE PORTFOLIO										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$10.38	$8.56	$6.91	$10.18						
Value at end of period	$10.42	$10.38	$8.56	$6.91						
Number of accumulation units outstanding at end of period	1,622,804	1,415,034	802,705	540,677						
ING JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO										
Value at beginning of period	$15.92	$12.74	$10.15	$14.69	$15.16	$13.18	$13.63	$10.38	$7.85	$10.00
Value at end of period	$15.49	$15.92	$12.74	$10.15	$14.69	$15.16	$13.18	$13.63	$10.38	$7.85
Number of accumulation units outstanding at end of period	1,899,433	2,114,063	1,657,419	1,611,588	1,945,337	2,000,101	1,821,293	1,519,167	824,986	169,670
ING LARGE CAP GROWTH PORTFOLIO										
(Fund first available during May 2004)										
Value at beginning of period	$13.93	$12.36	$8.80	$12.32	$11.19	$10.75	$10.49	$9.79		
Value at end of period	$14.04	$13.93	$12.36	$8.80	$12.32	$11.19	$10.75	$10.49		
Number of accumulation units outstanding at end of period	2,130,653	1,082,965	1,127,373	74,128	25,298	39,234	26,871	13,651		
ING LARGE CAP VALUE PORTFOLIO										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$10.05									
Value at end of period	$10.05									
Number of accumulation units outstanding at end of period	569,147									
ING LIMITED MATURITY BOND PORTFOLIO										
Value at beginning of period	$23.11	$22.72	$21.50	$21.86	$20.96	$20.47	$20.43	$20.44	$20.16	$19.06
Value at end of period	$23.05	$23.11	$22.72	$21.50	$21.86	$20.96	$20.47	$20.43	$20.44	$20.16
Number of accumulation units outstanding at end of period	463,361	595,343	738,091	954,519	1,366,149	1,891,473	2,520,744	3,368,052	5,262,645	6,261,694
ING LIQUID ASSETS PORTFOLIO										
Value at beginning of period	$16.70	$16.94	$17.12	$16.95	$16.38	$15.87	$15.66	$15.74	$15.84	$15.84
Value at end of period	$16.47	$16.70	$16.94	$17.12	$16.95	$16.38	$15.87	$15.66	$15.74	$15.84
Number of accumulation units outstanding at end of period	7,655,564	7,999,039	11,578,123	15,903,229	6,935,089	6,031,181	5,498,848	5,672,311	7,879,356	12,089,799
ING MARSICO GROWTH PORTFOLIO										
Value at beginning of period	$16.88	$14.29	$11.23	$19.09	$16.96	$16.39	$15.26	$13.76	$10.52	$15.14
Value at end of period	$16.37	$16.88	$14.29	$11.23	$19.09	$16.96	$16.39	$15.26	$13.76	$10.52
Number of accumulation units outstanding at end of period	3,313,503	4,057,532	4,446,996	5,258,119	6,017,607	7,262,969	9,249,375	10,491,049	11,921,200	12,372,395
ING MFS TOTAL RETURN PORTFOLIO										
Value at beginning of period	$26.86	$24.80	$21.33	$27.86	$27.17	$24.62	$24.26	$22.14	$19.23	$20.56
Value at end of period	$26.90	$26.86	$24.80	$21.33	$27.86	$27.17	$24.62	$24.26	$22.14	$19.23
Number of accumulation units outstanding at end of period	3,226,359	3,828,532	4,421,885	4,728,779	5,566,345	6,490,070	7,790,025	8,667,716	9,215,693	9,138,045
ING MFS UTILITIES PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$16.64	$14.85	$11.34	$18.46	$14.70	$11.40	$10.07			
Value at end of period	$17.46	$16.64	$14.85	$11.34	$18.46	$14.70	$11.40			
Number of accumulation units outstanding at end of period	3,840,254	3,829,027	4,073,465	4,123,843	3,122,597	1,844,733	1,446,986			

Condensed Financial Information (continued)

	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011
ING MIDCAP OPPORTUNITIES PORTFOLIO										
(Fund first available during April 2004)										
Value at beginning of period			$7.15	$7.52	$8.17	$8.66	$10.72	$6.58	$9.15	$11.73
Value at end of period			$7.52	$8.17	$8.66	$10.72	$6.58	$9.15	$11.73	$11.47
Number of accumulation units outstanding at end of period			440,238	457,358	369,355	299,160	4,769,928	4,502,607	4,756,551	4,227,190
ING MORGAN STANLEY GLOBAL FRANCHISE PORTFOLIO										
Value at beginning of period	$10.00	$8.85	$11.01	$12.23	$13.43	$16.06	$17.37	$12.24	$15.55	$17.47
Value at end of period	$8.85	$11.01	$12.23	$13.43	$16.06	$17.37	$12.24	$15.55	$17.47	$18.78
Number of accumulation units outstanding at end of period	220,958	758,774	1,394,309	2,467,075	2,849,171	2,698,954	2,715,369	2,798,687	2,982,767	2,790,056
ING OPPENHEIMER ACTIVE ALLOCATION PORTFOLIO										
(Funds were first received in this option during October 2008)										
Value at beginning of period							$9.99	$8.44	$10.65	$11.97
Value at end of period							$8.44	$10.65	$11.97	$11.28
Number of accumulation units outstanding at end of period							98,549	563,863	980,145	1,104,622
ING OPPENHEIMER GLOBAL PORTFOLIO (CLASS S)										
(Fund first available during May 2005)										
Value at beginning of period				$10.12	$11.97	$13.88	$14.55	$8.54	$11.73	$13.40
Value at end of period				$11.97	$13.88	$14.55	$8.54	$11.73	$13.40	$12.10
Number of accumulation units outstanding at end of period				403,465	1,005,867	1,491,444	1,818,384	1,635,220	1,420,560	1,397,045
ING PIMCO HIGH YIELD PORTFOLIO										
(Fund first available during May 2004)										
Value at beginning of period			$10.00	$10.82	$11.13	$11.96	$12.13	$9.26	$13.65	$15.37
Value at end of period			$10.82	$11.13	$11.96	$12.13	$9.26	$13.65	$15.37	$15.83
Number of accumulation units outstanding at end of period			9,413,696	8,674,427	7,287,786	6,065,004	4,317,113	3,386,304	3,921,490	3,817,892
ING PIMCO TOTAL RETURN BOND PORTFOLIO										
Value at beginning of period	$11.86	$12.71	$13.12	$13.57	$13.71	$14.11	$15.16	$15.57	$17.57	$18.66
Value at end of period	$12.71	$13.12	$13.57	$13.71	$14.11	$15.16	$15.57	$17.57	$18.66	$19.04
Number of accumulation units outstanding at end of period	4,410,375	5,369,915	5,917,199	5,880,636	5,417,078	8,029,233	16,888,379	22,106,766	22,821,794	20,027,467
ING PIONEER FUND PORTFOLIO (CLASS S)										
(Fund first available during May 2005)										
Value at beginning of period				$10.30	$10.98	$12.64	$13.10	$8.43	$10.32	$11.79
Value at end of period				$10.98	$12.64	$13.10	$8.43	$10.32	$11.79	$11.09
Number of accumulation units outstanding at end of period				1,137,342	1,051,162	1,065,830	896,825	854,149	862,455	700,026
ING PIONEER MID CAP VALUE PORTFOLIO										
(Fund first available during April 2005)										
Value at beginning of period				$10.00	$10.90	$12.07	$12.56	$8.28	$10.22	$11.88
Value at end of period				$10.90	$12.07	$12.56	$8.28	$10.22	$11.88	$11.13
Number of accumulation units outstanding at end of period				7,692,715	7,507,837	7,528,407	8,408,547	7,406,984	6,475,612	5,724,050
ING RETIREMENT CONSERVATIVE PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period								$8.25	$8.32	$8.84
Value at end of period								$8.32	$8.84	$9.17
Number of accumulation units outstanding at end of period								5,981,757	6,256,899	7,346,128
ING RETIREMENT GROWTH PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period								$9.22	$9.37	$10.31
Value at end of period								$9.37	$10.31	$10.05
Number of accumulation units outstanding at end of period								79,472,323	74,275,484	68,956,114
ING RETIREMENT MODERATE GROWTH PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period								$9.49	$9.63	$10.54
Value at end of period								$9.63	$10.54	$10.40
Number of accumulation units outstanding at end of period								48,787,781	46,040,296	42,036,780

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
ING RETIREMENT MODERATE PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$10.65	$9.86	$9.75							
Value at end of period	$10.73	$10.65	$9.86							
Number of accumulation units outstanding at end of period	22,515,408	24,451,343	25,879,317							
ING RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$14.07	$12.69	$10.27							
Value at end of period	$14.42	$14.07	$12.69							
Number of accumulation units outstanding at end of period	1,637,094	1,455,162	1,607,178							
ING RUSSELL™ LARGE CAP INDEX PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$9.02	$8.17	$6.71	$10.17						
Value at end of period	$9.09	$9.02	$8.17	$6.71						
Number of accumulation units outstanding at end of period	4,462,209	5,649,134	6,524,524	629,227						
ING RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$13.71	$12.51	$10.35							
Value at end of period	$13.59	$13.71	$12.51							
Number of accumulation units outstanding at end of period	310,000	194,823	130,420							
ING RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$16.13	$13.00	$10.36							
Value at end of period	$15.55	$16.13	$13.00							
Number of accumulation units outstanding at end of period	2,267,474	2,632,553	2,765,328							
ING RUSSELL™ MID CAP INDEX PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$10.40	$8.45	$6.13	$10.30						
Value at end of period	$10.04	$10.40	$8.45	$6.13						
Number of accumulation units outstanding at end of period	1,745,841	1,854,424	1,478,202	578,346						
ING RUSSELL™ SMALL CAP INDEX PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$10.80	$8.69	$6.97	$10.06						
Value at end of period	$10.20	$10.80	$8.69	$6.97						
Number of accumulation units outstanding at end of period	1,701,985	1,880,369	1,673,974	1,397,996						
ING SMALLCAP OPPORTUNITIES PORTFOLIO										
Value at beginning of period	$9.53	$7.31	$5.68	$8.80	$8.13	$7.34	$6.84	$6.31	$4.62	$8.33
Value at end of period	$9.44	$9.53	$7.31	$5.68	$8.80	$8.13	$7.34	$6.84	$6.31	$4.62
Number of accumulation units outstanding at end of period	796,478	919,414	1,117,503	1,257,982	1,598,381	1,976,720	2,164,620	2,126,799	1,851,941	774,557
ING SMALL COMPANY PORTFOLIO										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$10.97	$8.97	$7.15	$10.25						
Value at end of period	$10.52	$10.97	$8.97	$7.15						
Number of accumulation units outstanding at end of period	1,422,232	1,686,231	1,359,012	686,734						
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO										
Value at beginning of period	$51.80	$46.07	$35.06	$49.06	$47.66	$42.17	$39.69	$34.52	$27.96	$28.22
Value at end of period	$52.55	$51.80	$46.07	$35.06	$49.06	$47.66	$42.17	$39.69	$34.52	$27.96
Number of accumulation units outstanding at end of period	7,077,206	7,593,076	8,156,298	8,278,462	8,055,776	7,742,558	7,736,987	6,834,477	6,071,997	5,326,018
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO										
Value at beginning of period	$30.97	$27.32	$22.17	$34.97	$34.41	$29.30	$28.60	$25.24	$20.45	$23.90
Value at end of period	$30.26	$30.97	$27.32	$22.17	$34.97	$34.41	$29.30	$28.60	$25.24	$20.45
Number of accumulation units outstanding at end of period	2,820,631	3,008,352	3,153,961	3,367,200	3,471,081	3,923,791	4,330,653	4,187,985	3,283,741	2,796,772

Access

Condensed Financial Information (continued)

	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO										
(Funds were first received in this option during May 2007)										
Value at beginning of period						$10.10	$10.17	$5.78	$8.13	$9.35
Value at end of period						$10.17	$5.78	$8.13	$9.35	$9.10
Number of accumulation units outstanding at end of period						317,543	775,347	1,909,257	1,929,680	1,806,950
ING T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period				$10.00	$12.42	$15.18	$18.05	$8.99	$12.19	$13.68
Value at end of period				$12.42	$15.18	$18.05	$8.99	$12.19	$13.68	$11.82
Number of accumulation units outstanding at end of period				1,361,072	1,560,451	2,243,027	2,376,603	1,998,238	1,599,392	1,461,019
ING TEMPLETON FOREIGN EQUITY PORTFOLIO										
(Fund first available during May 2006)										
Value at beginning of period					$10.17	$11.18	$12.71	$7.44	$9.67	$10.36
Value at end of period					$11.18	$12.71	$7.44	$9.67	$10.36	$8.96
Number of accumulation units outstanding at end of period					237,468	1,021,786	2,681,328	2,884,425	2,992,773	2,688,868
ING TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$17.54	$13.80	$18.55	$20.30	$21.99	$26.44	$26.69	$15.88	$20.71	$22.00
Value at end of period	$13.80	$18.55	$20.30	$21.99	$26.44	$26.69	$15.88	$20.71	$22.00	$20.46
Number of accumulation units outstanding at end of period	1,965,666	2,320,224	2,183,115	1,908,440	2,011,664	1,869,745	1,712,450	1,694,621	1,606,338	1,363,264
ING THORNBURG VALUE PORTFOLIO										
(Funds were first received in this option during August 2006)										
Value at beginning of period					$10.01	$11.40	$12.03	$7.13	$10.15	$11.12
Value at end of period					$11.40	$12.03	$7.13	$10.15	$11.12	$9.50
Number of accumulation units outstanding at end of period					39,144	72,778	48,118	40,541	37,293	32,577
ING U.S. BOND INDEX PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period							$9.99	$10.20	$10.62	$11.08
Value at end of period							$10.20	$10.62	$11.08	$11.69
Number of accumulation units outstanding at end of period							3,388,765	3,588,432	3,163,184	3,165,568
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period				$10.24	$11.19	$12.61	$12.55	$7.42	$9.63	$10.73
Value at end of period				$11.19	$12.61	$12.55	$7.42	$9.63	$10.73	$10.29
Number of accumulation units outstanding at end of period				119,772	240,320	211,221	159,712	92,507	59,966	54,596
ING WISDOM TREE℠ GLOBAL HIGH-YIELDING EQUITY INDEX PORTFOLIO										
(Funds were first received in this option during January 2008)										
Value at beginning of period							$9.95	$6.08	$7.79	$8.13
Value at end of period							$6.08	$7.79	$8.13	$7.70
Number of accumulation units outstanding at end of period							4,193,381	4,692,093	4,398,876	4,036,972
INVESCO V.I. LEISURE FUND										
Value at beginning of period	$10.00	$8.44	$10.71	$11.97	$11.66	$14.33	$14.01	$7.87	$10.30	$12.38
Value at end of period	$8.44	$10.71	$11.97	$11.66	$14.33	$14.01	$7.87	$10.30	$12.38	$11.74
Number of accumulation units outstanding at end of period	69,607	355,401	510,227	512,777	389,830	328,037	267,247	229,345	197,329	170,925
PROFUND VP BULL										
Value at beginning of period	$8.90	$6.67	$8.26	$8.86	$8.98	$10.06	$10.27	$6.31	$7.74	$8.59
Value at end of period	$6.67	$8.26	$8.86	$8.98	$10.06	$10.27	$6.31	$7.74	$8.59	$8.47
Number of accumulation units outstanding at end of period	1,231,933	1,824,762	1,756,560	939,625	644,480	302,151	178,757	139,938	119,978	96,088
PROFUND VP EUROPE 30										
Value at beginning of period	$8.27	$6.05	$8.28	$9.33	$9.94	$11.52	$13.02	$7.19	$9.37	$9.49
Value at end of period	$6.05	$8.28	$9.33	$9.94	$11.52	$13.02	$7.19	$9.37	$9.49	$8.52
Number of accumulation units outstanding at end of period	257,910	648,934	526,719	492,243	348,410	193,438	152,071	126,512	104,606	85,942

CFI 8

Access

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
PROFUND VP RISING RATES OPPORTUNITY										
(Fund first available during October 2003)										
Value at beginning of period	$5.01	$6.05	$4.64	$7.59	$8.12	$7.47	$8.23	$9.37	$10.00	
Value at end of period	$3.09	$5.01	$6.05	$4.64	$7.59	$8.12	$7.47	$8.23	$9.37	
Number of accumulation units outstanding at end of period	270,919	290,517	316,599	402,662	538,853	708,583	1,016,831	834,452	98,866	

Separate Account Annual Charges of 1.45%

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
BLACKROCK GLOBAL ALLOCATION V.I. FUND										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$10.30	$9.52	$7.99	$10.09						
Value at end of period	$9.78	$10.30	$9.52	$7.99						
Number of accumulation units outstanding at end of period	2,844,719	3,582,001	3,478,113	1,398,127						
COLUMBIA SMALL CAP VALUE FUND VS										
(Fund first available during November 2003)										
Value at beginning of period	$21.34	$17.12	$13.90	$19.63	$20.45	$17.38	$16.72	$13.85	$10.00	
Value at end of period	$19.74	$21.34	$17.12	$13.90	$19.63	$20.45	$17.38	$16.72	$13.85	
Number of accumulation units outstanding at end of period	662,341	745,402	862,023	1,030,405	1,354,061	1,713,584	2,219,861	2,018,849	504,034	
FIDELITY® VIP CONTRAFUND® PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$15.72	$13.64	$10.22	$18.09	$15.65	$14.25	$12.39			
Value at end of period	$15.06	$15.72	$13.64	$10.22	$18.09	$15.65	$14.25			
Number of accumulation units outstanding at end of period	1,150,043	1,379,878	1,646,404	2,179,470	2,472,498	1,827,488	1,426,398			
FIDELITY® VIP EQUITY-INCOME PORTFOLIO										
Value at beginning of period	$11.03	$9.74	$7.61	$13.50	$13.52	$11.44	$11.00	$10.03	$7.83	$9.59
Value at end of period	$10.94	$11.03	$9.74	$7.61	$13.50	$13.52	$11.44	$11.00	$10.03	$7.83
Number of accumulation units outstanding at end of period	1,234,843	1,445,627	1,677,580	1,938,740	2,599,569	2,988,235	2,766,838	3,518,649	2,445,416	321,872
ING AMERICAN FUNDS ASSET ALLOCATION PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$9.64	$8.74	$7.19	$9.96						
Value at end of period	$9.59	$9.64	$8.74	$7.19						
Number of accumulation units outstanding at end of period	716,268	949,847	598,000	407,806						
ING AMERICAN FUNDS BOND PORTFOLIO										
(Funds were first received in this option during February 2008)										
Value at beginning of period	$10.22	$9.78	$8.84	$10.04						
Value at end of period	$10.65	$10.22	$9.78	$8.84						
Number of accumulation units outstanding at end of period	1,124,833	1,208,035	1,319,855	738,443						
ING AMERICAN FUNDS GLOBAL GROWTH AND INCOME PORTFOLIO										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$10.01									
Value at end of period	$9.32									
Number of accumulation units outstanding at end of period	30,524									
ING AMERICAN FUNDS GROWTH PORTFOLIO										
(Fund first available during September 2003)										
Value at beginning of period	$14.07	$12.09	$8.84	$16.11	$14.63	$13.53	$11.88	$10.77	$10.00	
Value at end of period	$13.20	$14.07	$12.09	$8.84	$16.11	$14.63	$13.53	$11.88	$10.77	
Number of accumulation units outstanding at end of period	6,585,901	7,750,331	8,776,819	9,893,948	10,314,328	10,650,303	11,085,752	10,547,830	1,864,132	

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
ING AMERICAN FUNDS INTERNATIONAL GROWTH AND INCOME PORTFOLIO										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$10.09									
Value at end of period	$8.81									
Number of accumulation units outstanding at end of period	30,890									
ING AMERICAN FUNDS INTERNATIONAL PORTFOLIO										
(Fund first available during September 2003)										
Value at beginning of period	$18.58	$17.67	$12.60	$22.22	$18.88	$16.19	$13.58	$11.62	$10.00	
Value at end of period	$15.68	$18.58	$17.67	$12.60	$22.22	$18.88	$16.19	$13.58	$11.62	
Number of accumulation units outstanding at end of period	2,600,492	3,345,875	3,911,755	3,913,609	4,971,820	4,807,445	4,245,594	3,292,334	641,852	
ING AMERICAN FUNDS WORLD ALLOCATION PORTFOLIO										
(Funds were first received in this option during October 2008)										
Value at beginning of period	$13.39	$12.06	$9.08	$10.01						
Value at end of period	$12.42	$13.39	$12.06	$9.08						
Number of accumulation units outstanding at end of period	606,194	249,072	162,369	18,872						
ING ARTIO FOREIGN PORTFOLIO										
Value at beginning of period	$14.23	$13.51	$11.40	$20.52	$17.88	$14.04	$12.35	$10.63	$8.22	$10.00
Value at end of period	$10.96	$14.23	$13.51	$11.40	$20.52	$17.88	$14.04	$12.35	$10.63	$8.22
Number of accumulation units outstanding at end of period	1,882,733	2,192,606	2,773,054	2,397,385	3,167,588	3,245,283	2,771,237	219,059	502,551	106,211
ING BARON SMALL CAP GROWTH PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$12.57	$10.08	$7.56	$13.07	$12.50	$11.00	$9.98			
Value at end of period	$12.66	$12.57	$10.08	$7.56	$13.07	$12.50	$11.00			
Number of accumulation units outstanding at end of period	1,007,997	1,011,816	1,123,724	797,643	1,063,040	604,582	613,541			
ING BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO										
(Fund first available during May 2004)										
Value at beginning of period	$11.35	$10.76	$9.09	$12.94	$12.09	$10.78	$9.90	$9.95		
Value at end of period	$11.72	$11.35	$10.76	$9.09	$12.94	$12.09	$10.78	$9.90		
Number of accumulation units outstanding at end of period	933,627	1,103,711	1,351,008	1,526,712	1,733,494	1,995,610	2,117,858	347,886		
ING BLACKROCK INFLATION PROTECTED BOND PORTFOLIO										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$11.00	$10.58	$9.92							
Value at end of period	$12.15	$11.00	$10.58							
Number of accumulation units outstanding at end of period	1,786,974	1,086,065	908,377							
ING BLACKROCK LARGE CAP GROWTH PORTFOLIO										
Value at beginning of period	$11.36	$10.16	$7.92	$13.19	$12.53	$11.87	$10.92	$9.97	$7.97	$10.00
Value at end of period	$11.02	$11.36	$10.16	$7.92	$13.19	$12.53	$11.87	$10.92	$9.97	$7.97
Number of accumulation units outstanding at end of period	904,766	908,450	1,018,508	1,056,496	1,301,207	1,492,559	1,781,693	289,685	237,787	27,664
ING BLACKROCK SCIENCE AND TECHNOLOGY OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$11.38	$9.78	$6.50	$9.99						
Value at end of period	$10.03	$11.38	$9.78	$6.50						
Number of accumulation units outstanding at end of period	1,076,087	1,503,493	1,682,917	919,098						
ING CLARION GLOBAL REAL ESTATE PORTFOLIO										
(Fund first available during May 2006)										
Value at beginning of period	$10.83	$9.47	$7.20	$12.44	$13.62	$11.17				
Value at end of period	$10.10	$10.83	$9.47	$7.20	$12.44	$13.62				
Number of accumulation units outstanding at end of period	331,412	393,756	503,512	700,495	734,011	424,008				

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
ING CLARION REAL ESTATE PORTFOLIO										
Value at beginning of period	$66.42	$52.66	$39.32	$64.90	$80.06	$59.02	$51.28	$37.77	$27.82	$28.18
Value at end of period	$71.67	$66.42	$52.66	$39.32	$64.90	$80.06	$59.02	$51.28	$37.77	$27.82
Number of accumulation units outstanding at end of period	390,039	492,690	598,470	691,765	925,650	1,476,189	1,530,874	1,897,527	1,439,332	947,487
ING COLUMBIA SMALL CAP VALUE II PORTFOLIO										
(Fund first available during May 2006)										
Value at beginning of period	$10.05	$8.14	$6.63	$10.20	$10.05	$9.95				
Value at end of period	$9.64	$10.05	$8.14	$6.63	$10.20	$10.05				
Number of accumulation units outstanding at end of period	302,379	391,648	562,710	687,982	722,546	405,954				
ING DAVIS NEW YORK VENTURE PORTFOLIO										
(Fund first available during December 2005)										
Value at beginning of period	$9.79	$8.87	$6.84	$11.42	$11.12	$9.91	$9.95			
Value at end of period	$9.20	$9.79	$8.87	$6.84	$11.42	$11.12	$9.91			
Number of accumulation units outstanding at end of period	575,208	622,915	673,194	683,783	450,278	293,156	13,666			
ING DFA WORLD EQUITY PORTFOLIO										
(Funds were first received in this option during August 2007)										
Value at beginning of period	$8.62	$7.01	$5.84	$10.40	$10.00					
Value at end of period	$7.72	$8.62	$7.01	$5.84	$10.40					
Number of accumulation units outstanding at end of period	254,542	552,043	183,533	176,769	195,221					
ING EURO STOXX 50® INDEX PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$8.79	$9.81	$9.75							
Value at end of period	$7.16	$8.79	$9.81							
Number of accumulation units outstanding at end of period	25,121	22,581	4,083							
ING FMR^{SM} DIVERSIFIED MID CAP PORTFOLIO										
Value at beginning of period	$17.34	$13.71	$9.99	$16.66	$14.77	$13.39	$11.62	$9.50	$7.22	$9.09
Value at end of period	$15.22	$17.34	$13.71	$9.99	$16.66	$14.77	$13.39	$11.62	$9.50	$7.22
Number of accumulation units outstanding at end of period	3,550,565	4,704,576	5,452,120	6,169,727	7,733,886	5,449,288	6,072,495	3,545,777	2,850,229	1,947,601
ING FRANKLIN INCOME PORTFOLIO										
(Fund first available during May 2006)										
Value at beginning of period	$11.16	$10.02	$7.70	$11.05	$10.92	$9.99				
Value at end of period	$11.27	$11.16	$10.02	$7.70	$11.05	$10.92				
Number of accumulation units outstanding at end of period	1,455,775	1,463,809	1,751,595	1,397,558	1,739,831	755,287				
ING FRANKLIN MUTUAL SHARES PORTFOLIO										
(Funds were first received in this option during May 2007)										
Value at beginning of period	$9.99	$9.09	$7.29	$11.88	$12.42					
Value at end of period	$9.76	$9.99	$9.09	$7.29	$11.88					
Number of accumulation units outstanding at end of period	435,094	544,883	569,660	612,272	738,661					
ING FRANKLIN TEMPLETON FOUNDING STRATEGY PORTFOLIO										
(Funds were first received in this option during May 2007)										
Value at beginning of period	$8.53	$7.82	$6.09	$9.60	$10.00					
Value at end of period	$8.30	$8.53	$7.82	$6.09	$9.60					
Number of accumulation units outstanding at end of period	972,147	1,056,405	1,221,497	1,215,629	630,620					
ING FTSE 100 INDEX® PORTFOLIO										
(Funds were first received in this option during November 2009)										
Value at beginning of period	$11.01	$10.26	$10.08							
Value at end of period	$10.40	$11.01	$10.26							
Number of accumulation units outstanding at end of period	7,398	4,702	6,842							
ING GLOBAL RESOURCES PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$9.96									
Value at end of period	$8.85									
Number of accumulation units outstanding at end of period	346,104									

CFI 11

Access

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
ING GLOBAL RESOURCES PORTFOLIO (CLASS S)										
Value at beginning of period	$44.18	$36.85	$27.19	$46.77	$35.61	$29.76	$21.93	$20.91	$13.94	$14.03
Value at end of period	$39.56	$44.18	$36.85	$27.19	$46.77	$35.61	$29.76	$21.93	$20.91	$13.94
Number of accumulation units outstanding at end of period	774,669	964,542	1,245,481	1,343,730	1,693,349	1,625,831	1,634,532	1,054,905	826,628	436,185
ING GROWTH AND INCOME PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$9.99									
Value at end of period	$9.56									
Number of accumulation units outstanding at end of period	5,571,491									
ING GROWTH AND INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during November 2007)										
Value at beginning of period	$8.77	$7.82	$6.10	$9.95	$9.83					
Value at end of period	$8.60	$8.77	$7.82	$6.10	$9.95					
Number of accumulation units outstanding at end of period	7,309,908	5,553,955	6,354,228	5,498,422	3,297					
ING HANG SENG INDEX PORTFOLIO										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$13.73	$12.96	$9.99							
Value at end of period	$11.04	$13.73	$12.96							
Number of accumulation units outstanding at end of period	110,735	166,799	104,665							
ING INDEX PLUS LARGECAP PORTFOLIO										
(Fund first available during June 2003)										
Value at beginning of period	$9.83	$8.78	$7.24	$11.74	$11.37	$10.10	$9.74	$8.97	$10.00	
Value at end of period	$9.66	$9.83	$8.78	$7.24	$11.74	$11.37	$10.10	$9.74	$8.97	
Number of accumulation units outstanding at end of period	715,155	884,341	938,032	1,042,303	1,270,440	1,403,789	1,565,900	2,210,160	1,239,109	
ING INDEX PLUS MIDCAP PORTFOLIO										
(Fund first available during November 2003)										
Value at beginning of period	$14.81	$12.36	$9.54	$15.55	$14.99	$13.94	$12.76	$11.13	$10.00	
Value at end of period	$14.39	$14.81	$12.36	$9.54	$15.55	$14.99	$13.94	$12.76	$11.13	
Number of accumulation units outstanding at end of period	324,303	401,903	504,402	588,432	813,865	977,910	881,061	1,090,890	317,218	
ING INDEX PLUS SMALLCAP PORTFOLIO										
(Fund first available during November 2003)										
Value at beginning of period	$14.60	$12.10	$9.86	$15.08	$16.37	$14.63	$13.83	$11.53	$10.00	
Value at end of period	$14.25	$14.60	$12.10	$9.86	$15.08	$16.37	$14.63	$13.83	$11.53	
Number of accumulation units outstanding at end of period	214,788	286,449	340,526	403,831	574,391	720,706	718,707	892,876	255,326	
ING INTERMEDIATE BOND PORTFOLIO										
Value at beginning of period	$13.20	$12.23	$11.15	$12.39	$11.89	$11.63	$11.46	$11.12	$10.64	$10.00
Value at end of period	$13.96	$13.20	$12.23	$11.15	$12.39	$11.89	$11.63	$11.46	$11.12	$10.64
Number of accumulation units outstanding at end of period	2,424,393	2,524,418	2,778,230	3,181,205	3,633,088	3,602,733	4,187,265	2,689,507	897,496	665,314
ING INTERNATIONAL INDEX PORTFOLIO										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$8.08	$7.62	$6.06	$10.32						
Value at end of period	$6.97	$8.08	$7.62	$6.06						
Number of accumulation units outstanding at end of period	222,875	692,293	588,677	37,212						
ING INVESCO VAN KAMPEN COMSTOCK PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$12.31	$10.85	$8.56	$13.68	$14.20	$12.44	$12.20			
Value at end of period	$11.87	$12.31	$10.85	$8.56	$13.68	$14.20	$12.44			
Number of accumulation units outstanding at end of period	355,315	412,903	304,404	328,003	359,818	270,574	233,506			
ING INVESCO VAN KAMPEN EQUITY AND INCOME PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$12.28	$11.12	$9.22	$12.24	$12.03	$10.86	$10.16			
Value at end of period	$11.94	$12.28	$11.12	$9.22	$12.24	$12.03	$10.86			
Number of accumulation units outstanding at end of period	590,503	765,973	864,371	1,127,556	229,881	178,095	133,887			

Access

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
ING INVESCO VAN KAMPEN GROWTH AND INCOME PORTFOLIO										
Value at beginning of period	$29.06	$26.21	$21.46	$32.13	$31.78	$27.80	$25.63	$22.79	$18.08	$21.53
Value at end of period	$28.02	$29.06	$26.21	$21.46	$32.13	$31.78	$27.80	$25.63	$22.79	$18.08
Number of accumulation units outstanding at end of period	892,020	1,110,882	1,374,453	1,628,583	1,910,350	2,426,396	2,551,630	2,712,774	2,615,475	1,951,607
ING JAPAN TOPIX INDEX® PORTFOLIO										
(Funds were first received in this option during November 2009)										
Value at beginning of period	$11.04	$9.86	$9.78							
Value at end of period	$9.39	$11.04	$9.86							
Number of accumulation units outstanding at end of period	13,788	143,529	465							
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO										
Value at beginning of period	$24.36	$20.55	$12.15	$25.31	$18.54	$13.86	$10.43	$8.99	$6.22	$7.07
Value at end of period	$19.62	$24.36	$20.55	$12.15	$25.31	$18.54	$13.86	$10.43	$8.99	$6.22
Number of accumulation units outstanding at end of period	1,355,402	1,650,884	2,201,064	2,324,744	3,353,332	3,196,021	3,050,097	2,350,722	1,925,674	1,365,017
ING JPMORGAN MID CAP VALUE PORTFOLIO										
(Funds were first received in this option during February 2004)										
Value at beginning of period	$17.10	$14.11	$11.40	$17.27	$17.13	$14.91	$13.95	$12.22		
Value at end of period	$17.16	$17.10	$14.11	$11.40	$17.27	$17.13	$14.91	$13.95		
Number of accumulation units outstanding at end of period	246,210	286,692	161,752	141,571	26,148	26,429	27,434	14,057		
ING JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO										
Value at beginning of period	$15.85	$12.69	$10.11	$14.65	$15.12	$13.15	$13.63	$10.37	$7.84	$10.00
Value at end of period	$15.41	$15.85	$12.69	$10.11	$14.65	$15.12	$13.15	$13.63	$10.37	$7.84
Number of accumulation units outstanding at end of period	1,125,310	1,465,971	1,196,490	1,267,700	1,611,101	1,843,557	1,822,537	2,268,707	1,251,726	209,858
ING LARGE CAP GROWTH PORTFOLIO										
(Fund first available during May 2004)										
Value at beginning of period	$13.88	$12.33	$8.78	$12.30	$11.18	$10.74	$10.48	$9.70		
Value at end of period	$13.98	$13.88	$12.33	$8.78	$12.30	$11.18	$10.74	$10.48		
Number of accumulation units outstanding at end of period	1,126,811	595,332	487,747	66,305	46,371	80,432	44,527	67,584		
ING LARGE CAP VALUE PORTFOLIO										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$10.05									
Value at end of period	$10.05									
Number of accumulation units outstanding at end of period	698,403									
ING LIMITED MATURITY BOND PORTFOLIO										
Value at beginning of period	$22.78	$22.41	$21.22	$21.59	$20.71	$20.24	$20.20	$20.22	$19.95	$18.88
Value at end of period	$22.71	$22.78	$22.41	$21.22	$21.59	$20.71	$20.24	$20.20	$20.22	$19.95
Number of accumulation units outstanding at end of period	452,611	632,793	818,082	1,000,792	1,372,590	1,704,928	2,089,838	2,758,488	4,019,585	3,840,533
ING LIQUID ASSETS PORTFOLIO										
Value at beginning of period	$16.44	$16.68	$16.88	$16.72	$16.16	$15.67	$15.47	$15.55	$15.66	$15.67
Value at end of period	$16.21	$16.44	$16.68	$16.88	$16.72	$16.16	$15.67	$15.47	$15.55	$15.66
Number of accumulation units outstanding at end of period	4,121,705	4,765,149	7,031,809	12,640,768	6,145,443	5,853,638	5,927,359	6,868,172	9,522,307	10,877,063
ING MARSICO GROWTH PORTFOLIO										
Value at beginning of period	$16.76	$14.19	$11.16	$18.97	$16.86	$16.31	$15.19	$13.71	$10.48	$15.10
Value at end of period	$16.24	$16.76	$14.19	$11.16	$18.97	$16.86	$16.31	$15.19	$13.71	$10.48
Number of accumulation units outstanding at end of period	2,006,518	2,766,340	3,055,301	3,567,580	4,731,700	4,993,337	6,003,474	6,723,135	6,824,703	5,599,657
ING MFS TOTAL RETURN PORTFOLIO										
Value at beginning of period	$26.63	$24.60	$21.17	$27.67	$26.99	$24.47	$24.13	$22.03	$19.15	$20.47
Value at end of period	$26.66	$26.63	$24.60	$21.17	$27.67	$26.99	$24.47	$24.13	$22.03	$19.15
Number of accumulation units outstanding at end of period	2,059,778	2,522,511	3,182,051	3,671,981	4,561,391	5,305,680	6,154,565	7,209,493	6,645,212	4,962,123
ING MFS UTILITIES PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$16.60	$14.81	$11.32	$18.44	$14.69	$11.39	$10.05			
Value at end of period	$17.40	$16.60	$14.81	$11.32	$18.44	$14.69	$11.39			
Number of accumulation units outstanding at end of period	1,294,310	1,393,872	1,617,463	2,130,158	2,520,966	2,108,567	1,762,551			

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
ING MIDCAP OPPORTUNITIES PORTFOLIO										
(Fund first available during April 2004)										
Value at beginning of period	$11.67	$9.11	$6.56	$10.68	$8.64	$8.15	$7.50	$7.13		
Value at end of period	$11.41	$11.67	$9.11	$6.56	$10.68	$8.64	$8.15	$7.50		
Number of accumulation units outstanding at end of period	2,735,925	3,660,850	3,762,445	4,001,366	400,352	507,772	658,676	725,386		
ING MORGAN STANLEY GLOBAL FRANCHISE PORTFOLIO										
Value at beginning of period	$17.39	$15.49	$12.20	$17.32	$16.02	$13.40	$12.22	$11.00	$8.84	$10.00
Value at end of period	$18.69	$17.39	$15.49	$12.20	$17.32	$16.02	$13.40	$12.22	$11.00	$8.84
Number of accumulation units outstanding at end of period	900,513	1,120,563	1,119,057	1,204,902	1,544,219	1,777,302	1,684,842	1,290,721	885,643	255,324
ING OPPENHEIMER ACTIVE ALLOCATION PORTFOLIO										
(Funds were first received in this option during November 2008)										
Value at beginning of period	$11.96	$10.64	$8.44	$8.27						
Value at end of period	$11.26	$11.96	$10.64	$8.44						
Number of accumulation units outstanding at end of period	114,255	407,189	53,381	6,346						
ING OPPENHEIMER GLOBAL PORTFOLIO (CLASS S)										
(Fund first available during May 2005)										
Value at beginning of period	$15.25	$13.36	$9.73	$16.59	$15.83	$13.66	$12.23			
Value at end of period	$13.77	$15.25	$13.36	$9.73	$16.59	$15.83	$13.66			
Number of accumulation units outstanding at end of period	194,956	174,331	212,511	273,401	303,484	314,611	160,069			
ING PIMCO HIGH YIELD PORTFOLIO										
(Fund first available during May 2004)										
Value at beginning of period	$15.32	$13.61	$9.24	$12.11	$11.94	$11.12	$10.82	$10.00		
Value at end of period	$15.77	$15.32	$13.61	$9.24	$12.11	$11.94	$11.12	$10.82		
Number of accumulation units outstanding at end of period	2,491,020	2,933,389	3,043,266	3,714,547	5,106,391	6,212,198	6,765,562	8,744,441		
ING PIMCO TOTAL RETURN BOND PORTFOLIO										
Value at beginning of period	$18.50	$17.44	$15.46	$15.05	$14.02	$13.63	$13.50	$13.06	$12.65	$11.81
Value at end of period	$18.87	$18.50	$17.44	$15.46	$15.05	$14.02	$13.63	$13.50	$13.06	$12.65
Number of accumulation units outstanding at end of period	6,848,413	7,771,156	9,036,505	8,505,214	6,113,758	5,734,099	6,258,247	7,272,611	6,415,052	4,516,490
ING PIONEER FUND PORTFOLIO (CLASS S)										
(Fund first available during May 2005)										
Value at beginning of period	$11.75	$10.29	$8.41	$13.08	$12.63	$10.98	$10.29			
Value at end of period	$11.06	$11.75	$10.29	$8.41	$13.08	$12.63	$10.98			
Number of accumulation units outstanding at end of period	329,597	372,241	413,573	449,248	663,930	779,945	853,112			
ING PIONEER MID CAP VALUE PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$11.85	$10.19	$8.27	$12.54	$12.06	$10.89	$10.07			
Value at end of period	$11.09	$11.85	$10.19	$8.27	$12.54	$12.06	$10.89			
Number of accumulation units outstanding at end of period	3,350,879	4,018,330	4,815,834	5,633,125	5,201,078	5,937,537	7,322,119			
ING RETIREMENT CONSERVATIVE PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$8.84	$8.31	$8.25							
Value at end of period	$9.16	$8.84	$8.31							
Number of accumulation units outstanding at end of period	2,424,076	2,284,321	1,878,967							
ING RETIREMENT GROWTH PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$10.31	$9.37	$9.22							
Value at end of period	$10.04	$10.31	$9.37							
Number of accumulation units outstanding at end of period	10,424,293	11,613,550	12,837,062							
ING RETIREMENT MODERATE GROWTH PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$10.54	$9.63	$9.49							
Value at end of period	$10.39	$10.54	$9.63							
Number of accumulation units outstanding at end of period	7,416,905	8,432,784	9,436,744							

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
ING RETIREMENT MODERATE PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$10.64	$9.86	$9.75							
Value at end of period	$10.71	$10.64	$9.86							
Number of accumulation units outstanding at end of period	5,638,396	5,981,284	6,824,537							
ING RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$14.06	$12.68	$10.27							
Value at end of period	$14.40	$14.06	$12.68							
Number of accumulation units outstanding at end of period	1,193,971	1,210,244	1,395,258							
ING RUSSELL™ LARGE CAP INDEX PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$9.01	$8.16	$6.71	$10.13						
Value at end of period	$9.07	$9.01	$8.16	$6.71						
Number of accumulation units outstanding at end of period	2,812,730	4,030,871	5,261,284	243,155						
ING RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$13.70	$12.51	$10.35							
Value at end of period	$13.58	$13.70	$12.51							
Number of accumulation units outstanding at end of period	166,253	175,163	61,958							
ING RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$16.11	$12.99	$10.40							
Value at end of period	$15.53	$16.11	$12.99							
Number of accumulation units outstanding at end of period	887,614	1,117,706	1,349,863							
ING RUSSELL™ MID CAP INDEX PORTFOLIO										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$10.39	$8.44	$6.13	$10.33						
Value at end of period	$10.02	$10.39	$8.44	$6.13						
Number of accumulation units outstanding at end of period	441,768	667,996	567,439	121,499						
ING RUSSELL™ SMALL CAP INDEX PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$10.78	$8.68	$6.97	$10.06						
Value at end of period	$10.18	$10.78	$8.68	$6.97						
Number of accumulation units outstanding at end of period	832,166	1,415,119	1,266,182	1,152,601						
ING SMALL CAP OPPORTUNITIES PORTFOLIO										
Value at beginning of period	$9.48	$7.28	$5.65	$8.77	$8.10	$7.32	$6.82	$6.30	$4.62	$8.33
Value at end of period	$9.39	$9.48	$7.28	$5.65	$8.77	$8.10	$7.32	$6.82	$6.30	$4.62
Number of accumulation units outstanding at end of period	806,024	964,109	1,126,157	1,241,548	1,710,022	2,086,323	2,459,626	2,646,721	2,408,687	1,042,746
ING SMALL COMPANY PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$10.95	$8.96	$7.15	$10.08						
Value at end of period	$10.50	$10.95	$8.96	$7.15						
Number of accumulation units outstanding at end of period	301,151	435,427	436,482	366,888						
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO										
Value at beginning of period	$51.16	$45.52	$34.67	$48.53	$47.17	$41.75	$39.32	$34.21	$27.72	$27.99
Value at end of period	$51.87	$51.16	$45.52	$34.67	$48.53	$47.17	$41.75	$39.32	$34.21	$27.72
Number of accumulation units outstanding at end of period	2,647,508	3,275,890	3,886,619	4,433,309	5,403,692	6,132,011	6,790,538	7,138,949	5,743,181	4,380,117
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO										
Value at beginning of period	$30.58	$27.00	$21.92	$34.59	$34.06	$29.01	$28.33	$25.02	$20.28	$23.71
Value at end of period	$29.87	$30.58	$27.00	$21.92	$34.59	$34.06	$29.01	$28.33	$25.02	$20.28
Number of accumulation units outstanding at end of period	1,894,792	2,201,856	2,517,735	2,795,600	3,219,736	3,716,231	4,138,394	4,592,038	3,297,900	2,137,260

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO										
(Funds were first received in this option during April 2007)										
Value at beginning of period	$9.33	$8.12	$5.78	$10.17	$9.93					
Value at end of period	$9.07	$9.33	$8.12	$5.78	$10.17					
Number of accumulation units outstanding at end of period	460,502	470,209	703,913	141,482	282,096					
ING T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$13.64	$12.16	$8.97	$18.03	$15.17	$12.41	$10.02			
Value at end of period	$11.78	$13.64	$12.16	$8.97	$18.03	$15.17	$12.41			
Number of accumulation units outstanding at end of period	772,576	908,034	1,045,341	1,284,421	1,712,461	1,397,026	1,396,185			
ING TEMPLETON FOREIGN EQUITY PORTFOLIO										
(Fund first available during May 2006)										
Value at beginning of period	$10.33	$9.65	$7.43	$12.70	$11.18	$10.09				
Value at end of period	$8.94	$10.33	$9.65	$7.43	$12.70	$11.18				
Number of accumulation units outstanding at end of period	719,050	1,151,323	1,511,460	1,045,633	545,889	84,091				
ING TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$21.77	$20.50	$15.73	$26.45	$26.21	$21.81	$20.14	$18.42	$13.71	$17.43
Value at end of period	$20.23	$21.77	$20.50	$15.73	$26.45	$26.21	$21.81	$20.14	$18.42	$13.71
Number of accumulation units outstanding at end of period	996,405	1,229,607	1,427,683	1,551,009	1,916,797	2,353,566	2,442,312	2,907,288	2,876,283	2,246,287
ING THORNBURG VALUE PORTFOLIO										
(Funds were first received in this option during August 2006)										
Value at beginning of period	$11.09	$10.13	$7.12	$12.02	$11.40	$10.03				
Value at end of period	$9.48	$11.09	$10.13	$7.12	$12.02	$11.40				
Number of accumulation units outstanding at end of period	21,393	27,233	36,914	42,012	91,639	36,361				
ING U.S. BOND INDEX PORTFOLIO										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$11.07	$10.61	$10.20	$9.95						
Value at end of period	$11.67	$11.07	$10.61	$10.20						
Number of accumulation units outstanding at end of period	1,615,557	1,016,026	1,320,634	1,644,114						
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$11.48	$10.31	$7.95	$13.44	$13.52	$12.00	$11.17			
Value at end of period	$11.01	$11.48	$10.31	$7.95	$13.44	$13.52	$12.00			
Number of accumulation units outstanding at end of period	12,910	14,229	20,893	34,548	70,471	190,561	55,883			
ING WISDOM TREE℠ GLOBAL HIGH-YIELDING EQUITY INDEX PORTFOLIO										
(Funds were first received in this option during January 2008)										
Value at beginning of period	$8.12	$7.78	$6.08	$9.95						
Value at end of period	$7.69	$8.12	$7.78	$6.08						
Number of accumulation units outstanding at end of period	261,667	333,061	577,217	252,302						
INVESCO V.I. LEISURE FUND										
Value at beginning of period	$12.33	$10.26	$7.84	$13.97	$14.30	$11.64	$11.95	$10.70	$8.44	$10.00
Value at end of period	$11.68	$12.33	$10.26	$7.84	$13.97	$14.30	$11.64	$11.95	$10.70	$8.44
Number of accumulation units outstanding at end of period	172,471	214,498	250,590	301,706	480,633	563,376	711,517	840,926	567,796	132,019
PROFUND VP BULL										
Value at beginning of period	$8.55	$7.70	$6.29	$10.23	$10.03	$8.95	$8.84	$8.25	$6.66	$8.89
Value at end of period	$8.42	$8.55	$7.70	$6.29	$10.23	$10.03	$8.95	$8.84	$8.25	$6.66
Number of accumulation units outstanding at end of period	229,572	349,659	384,448	417,520	572,332	1,738,324	2,472,451	3,671,891	3,673,934	1,271,888
PROFUND VP EUROPE 30										
Value at beginning of period	$9.44	$9.33	$7.16	$12.97	$11.49	$9.92	$9.31	$8.27	$6.05	$8.26
Value at end of period	$8.48	$9.44	$9.33	$7.16	$12.97	$11.49	$9.92	$9.31	$8.27	$6.05
Number of accumulation units outstanding at end of period	95,230	115,157	137,957	176,707	253,884	342,749	603,121	795,586	786,491	1,365,500

Condensed Financial Information (continued)

	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011
PROFUND VP RISING RATES OPPORTUNITY										
(Fund first available during October 2003)										
Value at beginning of period		$10.00	$9.36	$8.22	$7.46	$8.10	$7.57	$4.63	$6.03	$4.99
Value at end of period		$9.36	$8.22	$7.46	$8.10	$7.57	$4.63	$6.03	$4.99	$3.07
Number of accumulation units outstanding at end of period		214,510	1,079,664	766,103	540,756	365,721	238,350	178,986	153,552	142,733

Separate Account Annual Charges of 1.55%

	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011
BLACKROCK GLOBAL ALLOCATION V.I. FUND										
(Funds were first received in this option during April 2008)										
Value at beginning of period							$10.09	$7.98	$9.50	$10.27
Value at end of period							$7.98	$9.50	$10.27	$9.74
Number of accumulation units outstanding at end of period							3,029,923	5,374,596	6,150,538	6,268,257
COLUMBIA SMALL CAP VALUE FUND VS										
(Fund first available during November 2003)										
Value at beginning of period		$10.00	$13.84	$16.70	$17.34	$20.37	$19.54	$13.82	$17.01	$21.18
Value at end of period		$13.84	$16.70	$17.34	$20.37	$19.54	$13.82	$17.01	$21.18	$19.57
Number of accumulation units outstanding at end of period		82,669	243,006	870,781	809,299	636,374	489,524	436,197	390,405	339,946
FIDELITY® VIP CONTRAFUND® PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period				$10.22	$11.96	$13.12	$15.15	$8.55	$11.40	$13.12
Value at end of period				$11.96	$13.12	$15.15	$8.55	$11.40	$13.12	$12.56
Number of accumulation units outstanding at end of period				1,060,074	3,116,548	4,711,467	5,979,391	5,391,515	4,711,109	4,181,517
FIDELITY® VIP EQUITY-INCOME PORTFOLIO										
Value at beginning of period	$9.58	$7.82	$10.01	$10.96	$11.39	$13.45	$13.41	$7.55	$9.65	$10.92
Value at end of period	$7.82	$10.01	$10.96	$11.39	$13.45	$13.41	$7.55	$9.65	$10.92	$10.82
Number of accumulation units outstanding at end of period	185,665	591,447	629,373	855,634	1,224,823	1,402,319	1,074,633	908,524	805,806	724,711
ING AMERICAN FUNDS ASSET ALLOCATION PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period							$9.94	$7.18	$8.72	$9.62
Value at end of period							$7.18	$8.72	$9.62	$9.55
Number of accumulation units outstanding at end of period							1,209,036	1,982,773	1,965,775	1,943,499
ING AMERICAN FUNDS BOND PORTFOLIO										
(Funds were first received in this option during January 2008)										
Value at beginning of period							$10.00	$8.84	$9.76	$10.19
Value at end of period							$8.84	$9.76	$10.19	$10.60
Number of accumulation units outstanding at end of period							1,811,922	3,000,414	3,023,319	2,887,043
ING AMERICAN FUNDS GLOBAL GROWTH AND INCOME PORTFOLIO										
(Funds were first received in this option during January 2011)										
Value at beginning of period										$10.01
Value at end of period										$9.31
Number of accumulation units outstanding at end of period										72,673
ING AMERICAN FUNDS GROWTH PORTFOLIO										
(Fund first available during September 2003)										
Value at beginning of period		$10.00	$10.77	$11.86	$13.50	$14.58	$16.04	$8.80	$12.01	$13.96
Value at end of period		$10.77	$11.86	$13.50	$14.58	$16.04	$8.80	$12.01	$13.96	$13.09
Number of accumulation units outstanding at end of period		388,436	1,165,893	4,655,665	8,158,531	10,804,069	12,347,552	12,826,807	11,927,678	10,568,142

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
ING AMERICAN FUNDS INTERNATIONAL GROWTH AND INCOME PORTFOLIO										
(Funds were first received in this option during February 2011)										
Value at beginning of period	$10.11									
Value at end of period	$8.80									
Number of accumulation units outstanding at end of period	44,367									
ING AMERICAN FUNDS INTERNATIONAL PORTFOLIO										
(Fund first available during September 2003)										
Value at beginning of period	$18.44	$17.56	$12.53	$22.12	$18.82	$16.15	$13.56	$11.61	$10.00	
Value at end of period	$15.54	$18.44	$17.56	$12.53	$22.12	$18.82	$16.15	$13.56	$11.61	
Number of accumulation units outstanding at end of period	4,631,701	5,524,450	6,070,334	5,544,295	5,196,962	3,644,174	1,989,030	520,072	137,440	
ING AMERICAN FUNDS WORLD ALLOCATION PORTFOLIO										
(Funds were first received in this option during October 2008)										
Value at beginning of period	$13.36	$12.04	$9.08	$9.99						
Value at end of period	$12.38	$13.36	$12.04	$9.08						
Number of accumulation units outstanding at end of period	1,033,158	537,593	494,295	84,690						
ING ARTIO FOREIGN PORTFOLIO										
Value at beginning of period	$14.10	$13.40	$11.32	$20.41	$17.80	$13.99	$12.32	$10.61	$8.22	$10.00
Value at end of period	$10.85	$14.10	$13.40	$11.32	$20.41	$17.80	$13.99	$12.32	$10.61	$8.22
Number of accumulation units outstanding at end of period	2,384,131	2,633,522	3,049,773	3,067,708	3,080,974	1,962,262	991,309	175,207	0	33,208
ING BARON SMALL CAP GROWTH PORTFOLIO										
(Fund first available during April 2005)										
Value at beginning of period	$12.49	$10.03	$7.54	$13.03	$12.47	$10.99	$9.89			
Value at end of period	$12.57	$12.49	$10.03	$7.54	$13.03	$12.47	$10.99			
Number of accumulation units outstanding at end of period	2,421,462	2,432,509	2,345,939	2,106,592	1,741,644	951,908	352,010			
ING BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO										
(Fund first available during May 2004)										
Value at beginning of period	$11.27	$10.70	$9.05	$12.89	$12.06	$10.76	$9.90	$9.95		
Value at end of period	$11.62	$11.27	$10.70	$9.05	$12.89	$12.06	$10.76	$9.90		
Number of accumulation units outstanding at end of period	1,241,429	1,283,559	1,392,824	1,357,625	996,338	715,471	431,426	38,044		
ING BLACKROCK INFLATION PROTECTED BOND PORTFOLIO										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$10.98	$10.57	$9.89							
Value at end of period	$12.11	$10.98	$10.57							
Number of accumulation units outstanding at end of period	2,955,636	1,170,759	851,377							
ING BLACKROCK LARGE CAP GROWTH PORTFOLIO										
Value at beginning of period	$11.26	$10.08	$7.86	$13.11	$12.48	$11.83	$10.89	$9.96	$7.97	$10.00
Value at end of period	$10.91	$11.26	$10.08	$7.86	$13.11	$12.48	$11.83	$10.89	$9.96	$7.97
Number of accumulation units outstanding at end of period	1,073,438	705,924	619,758	607,182	434,531	312,728	331,262	31,998	30,926	18,057
ING BLACKROCK SCIENCE AND TECHNOLOGY OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$11.35	$9.76	$6.50	$9.99						
Value at end of period	$9.99	$11.35	$9.76	$6.50						
Number of accumulation units outstanding at end of period	1,552,693	1,967,266	2,021,361	957,501						
ING CLARION GLOBAL REAL ESTATE PORTFOLIO										
(Fund first available during May 2006)										
Value at beginning of period	$10.77	$9.43	$7.18	$12.42	$13.61	$11.04				
Value at end of period	$10.05	$10.77	$9.43	$7.18	$12.42	$13.61				
Number of accumulation units outstanding at end of period	969,147	1,095,177	1,244,389	1,357,650	1,111,928	489,074				

CFI 18

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
ING CLARION REAL ESTATE PORTFOLIO										
Value at beginning of period	$65.05	$51.63	$38.59	$63.75	$78.73	$58.10	$50.53	$37.25	$27.47	$27.85
Value at end of period	$70.13	$65.05	$51.63	$38.59	$63.75	$78.73	$58.10	$50.53	$37.25	$27.47
Number of accumulation units outstanding at end of period	360,742	424,192	497,924	581,354	780,245	989,835	829,769	653,475	740,624	784,788
ING COLUMBIA SMALL CAP VALUE II PORTFOLIO										
(Fund first available during May 2006)										
Value at beginning of period	$10.01	$8.11	$6.61	$10.18	$10.04	$10.05				
Value at end of period	$9.59	$10.01	$8.11	$6.61	$10.18	$10.04				
Number of accumulation units outstanding at end of period	991,485	1,117,333	1,318,915	1,531,120	1,084,038	454,471				
ING DAVIS NEW YORK VENTURE PORTFOLIO										
(Fund first available during December 2005)										
Value at beginning of period	$9.74	$8.83	$6.82	$11.39	$11.11	$9.91	$9.96			
Value at end of period	$9.14	$9.74	$8.83	$6.82	$11.39	$11.11	$9.91			
Number of accumulation units outstanding at end of period	1,898,291	2,217,712	2,116,674	2,268,505	1,263,874	633,408	1,991			
ING DFA WORLD EQUITY PORTFOLIO										
(Funds were first received in this option during August 2007)										
Value at beginning of period	$8.59	$6.99	$5.83	$10.40	$10.00					
Value at end of period	$7.68	$8.59	$6.99	$5.83	$10.40					
Number of accumulation units outstanding at end of period	1,171,178	2,116,682	1,290,282	1,436,110	624,411					
ING EURO STOXX 50® INDEX PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$8.77	$9.81	$9.71							
Value at end of period	$7.15	$8.77	$9.81							
Number of accumulation units outstanding at end of period	38,211	17,995	1,961							
ING FMR℠ DIVERSIFIED MID CAP PORTFOLIO										
Value at beginning of period	$17.16	$13.58	$9.91	$16.54	$14.67	$13.52	$11.57	$9.47	$7.21	$9.08
Value at end of period	$15.04	$17.16	$13.58	$9.91	$16.54	$14.67	$13.32	$11.57	$9.47	$7.21
Number of accumulation units outstanding at end of period	3,466,026	4,529,413	4,575,462	5,010,769	5,667,698	3,014,114	2,687,106	580,268	492,657	504,098
ING FRANKLIN INCOME PORTFOLIO										
(Fund first available during May 2006)										
Value at beginning of period	$11.11	$9.98	$7.68	$11.03	$10.91	$10.00				
Value at end of period	$11.21	$11.11	$9.98	$7.68	$11.03	$10.91				
Number of accumulation units outstanding at end of period	2,799,708	2,754,551	2,779,793	2,309,772	2,111,386	798,913				
ING FRANKLIN MUTUAL SHARES PORTFOLIO										
(Funds were first received in this option during April 2007)										
Value at beginning of period	$9.95	$9.06	$7.27	$11.87	$12.42					
Value at end of period	$9.72	$9.95	$9.06	$7.27	$11.87					
Number of accumulation units outstanding at end of period	1,265,714	1,342,009	1,357,139	1,499,276	1,229,968					
ING FRANKLIN TEMPLETON FOUNDING STRATEGY PORTFOLIO										
(Funds were first received in this option during April 2007)										
Value at beginning of period	$8.50	$7.79	$6.08	$9.60	$10.00					
Value at end of period	$8.26	$8.50	$7.79	$6.08	$9.60					
Number of accumulation units outstanding at end of period	5,275,014	5,865,447	6,423,292	6,748,633	3,664,178					
ING FTSE 100 INDEX® PORTFOLIO										
(Funds were first received in this option during November 2009)										
Value at beginning of period	$11.00	$10.26	$10.08							
Value at end of period	$10.38	$11.00	$10.26							
Number of accumulation units outstanding at end of period	16,012	16,699	5,356							
ING GLOBAL RESOURCES PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$9.96									
Value at end of period	$8.85									
Number of accumulation units outstanding at end of period	673,859									

Access

Condensed Financial Information (continued)

	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011
ING GLOBAL RESOURCES PORTFOLIO (CLASS S)										
Value at beginning of period	$13.87	$13.76	$20.62	$21.61	$29.30	$35.02	$45.95	$26.69	$36.13	$43.27
Value at end of period	$13.76	$20.62	$21.61	$29.30	$35.02	$45.95	$26.69	$36.13	$43.27	$38.70
Number of accumulation units outstanding at end of period	561,650	549,898	538,575	930,199	1,344,496	1,716,584	1,764,773	1,758,130	1,430,152	1,218,903
ING GROWTH AND INCOME PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during January 2011)										
Value at beginning of period										$9.99
Value at end of period										$9.55
Number of accumulation units outstanding at end of period										8,647,939
ING GROWTH AND INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during November 2007)										
Value at beginning of period						$9.83	$9.95	$6.09	$7.80	$8.74
Value at end of period						$9.95	$6.09	$7.80	$8.74	$8.56
Number of accumulation units outstanding at end of period						8,086	1,706,786	2,466,114	2,208,411	4,432,990
ING HANG SENG INDEX PORTFOLIO										
(Funds were first received in this option during May 2009)										
Value at beginning of period								$9.99	$12.95	$13.71
Value at end of period								$12.95	$13.71	$11.01
Number of accumulation units outstanding at end of period								241,620	384,994	340,434
ING INDEX PLUS LARGECAP PORTFOLIO										
(Fund first available during August 2003)										
Value at beginning of period		$10.00	$8.94	$9.71	$10.05	$11.31	$11.66	$7.19	$8.71	$9.74
Value at end of period		$8.94	$9.71	$10.05	$11.31	$11.66	$7.19	$8.71	$9.74	$9.56
Number of accumulation units outstanding at end of period		65,973	199,344	506,320	827,701	1,049,107	923,149	705,055	647,790	604,682
ING INDEX PLUS MIDCAP PORTFOLIO										
(Fund first available during May 2004)										
Value at beginning of period			$10.09	$11.25	$12.28	$13.19	$13.67	$8.38	$10.85	$12.98
Value at end of period			$11.25	$12.28	$13.19	$13.67	$8.38	$10.85	$12.98	$12.61
Number of accumulation units outstanding at end of period			66,748	617,687	1,002,636	1,082,008	978,688	793,765	702,179	638,560
ING INDEX PLUS SMALLCAP PORTFOLIO										
(Fund first available during May 2004)										
Value at beginning of period			$10.06	$11.71	$12.38	$13.83	$12.73	$8.31	$10.19	$12.29
Value at end of period			$11.71	$12.38	$13.83	$12.73	$8.31	$10.19	$12.29	$11.98
Number of accumulation units outstanding at end of period			53,654	430,599	784,269	842,859	725,123	583,023	519,025	476,731
ING INTERMEDIATE BOND PORTFOLIO										
Value at beginning of period	$10.00	$10.63	$11.10	$11.43	$11.58	$11.84	$12.32	$11.08	$12.13	$13.08
Value at end of period	$10.63	$11.10	$11.43	$11.58	$11.84	$12.32	$11.08	$12.13	$13.08	$13.82
Number of accumulation units outstanding at end of period	290,354	314,718	433,079	1,037,954	4,026,439	7,466,953	7,875,077	7,582,620	7,515,594	6,827,350
ING INTERNATIONAL INDEX PORTFOLIO										
(Funds were first received in this option during May 2008)										
Value at beginning of period							$10.30	$6.06	$7.60	$8.06
Value at end of period							$6.06	$7.60	$8.06	$6.94
Number of accumulation units outstanding at end of period							94,606	780,457	667,677	313,062
ING INVESCO VAN KAMPEN COMSTOCK PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period				$11.96	$12.39	$14.14	$13.60	$8.50	$10.76	$12.20
Value at end of period				$12.39	$14.14	$13.60	$8.50	$10.76	$12.20	$11.76
Number of accumulation units outstanding at end of period				225,904	423,505	629,662	881,846	896,353	839,486	847,673
ING INVESCO VAN KAMPEN EQUITY AND INCOME PORTFOLIO										
Value at beginning of period				$10.16	$10.85	$12.01	$12.21	$9.19	$11.07	$12.21
Value at end of period				$10.85	$12.01	$12.21	$9.19	$11.07	$12.21	$11.86
Number of accumulation units outstanding at end of period				199,397	250,190	423,607	999,855	916,529	858,504	795,736

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
ING INVESCO VAN KAMPEN GROWTH AND INCOME PORTFOLIO										
Value at beginning of period	$28.60	$25.82	$21.16	$31.72	$31.40	$27.50	$25.38	$22.59	$17.94	$21.38
Value at end of period	$27.55	$28.60	$25.82	$21.16	$31.72	$31.40	$27.50	$25.38	$22.59	$17.94
Number of accumulation units outstanding at end of period	1,976,047	2,293,500	2,632,002	3,137,304	3,733,208	4,414,173	4,924,061	5,419,465	6,186,431	6,933,409
ING JAPAN TOPIX INDEX® PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$11.03	$9.86	$9.88							
Value at end of period	$9.37	$11.03	$9.86							
Number of accumulation units outstanding at end of period	281,365	37,653	1,762							
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO										
Value at beginning of period	$24.04	$20.30	$12.02	$25.05	$18.38	$13.75	$10.36	$8.93	$6.19	$7.04
Value at end of period	$19.35	$24.04	$20.30	$12.02	$25.05	$18.38	$13.75	$10.36	$8.93	$6.19
Number of accumulation units outstanding at end of period	2,514,898	2,700,954	3,369,046	3,336,198	3,247,569	2,464,481	1,806,293	1,216,614	1,347,745	1,372,716
ING JPMORGAN MID CAP VALUE PORTFOLIO										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$10.34	$8.54	$6.90	$10.19						
Value at end of period	$10.36	$10.34	$8.54	$6.90						
Number of accumulation units outstanding at end of period	628,779	635,346	334,741	519,822						
ING JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO										
Value at beginning of period	$15.71	$12.59	$10.04	$14.56	$15.05	$13.11	$13.63	$10.36	$7.84	$10.00
Value at end of period	$15.26	$15.71	$12.59	$10.04	$14.56	$15.05	$13.11	$13.63	$10.36	$7.84
Number of accumulation units outstanding at end of period	1,344,449	1,345,723	674,535	685,118	903,332	732,570	472,909	233,264	99,605	31,084
ING LARGE CAP GROWTH PORTFOLIO										
(Fund first available during June 2004)										
Value at beginning of period	$13.78	$12.25	$8.74	$12.25	$11.15	$10.72	$10.48	$10.00		
Value at end of period	$13.88	$13.78	$12.25	$8.74	$12.25	$11.15	$10.72	$10.48		
Number of accumulation units outstanding at end of period	993,020	710,705	734,625	52,587	23,973	34,174	18,300	1,868		
ING LARGE CAP VALUE PORTFOLIO										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$10.05									
Value at end of period	$10.04									
Number of accumulation units outstanding at end of period	302,100									
ING LIMITED MATURITY BOND PORTFOLIO										
Value at beginning of period	$22.35	$22.01	$20.86	$21.24	$20.40	$19.96	$19.94	$19.98	$19.73	$18.69
Value at end of period	$22.26	$22.35	$22.01	$20.86	$21.24	$20.40	$19.96	$19.94	$19.98	$19.73
Number of accumulation units outstanding at end of period	308,130	364,324	451,036	563,814	729,940	949,165	1,251,815	1,693,679	2,413,916	3,063,485
ING LIQUID ASSETS PORTFOLIO										
Value at beginning of period	$16.16	$16.41	$16.61	$16.47	$15.94	$15.47	$15.29	$15.39	$15.51	$15.54
Value at end of period	$15.91	$16.16	$16.41	$16.61	$16.47	$15.94	$15.47	$15.29	$15.39	$15.51
Number of accumulation units outstanding at end of period	6,569,786	5,366,980	6,925,003	11,654,931	5,008,409	3,712,286	3,236,339	2,859,998	3,967,468	5,577,966
ING MARSICO GROWTH PORTFOLIO										
Value at beginning of period	$16.51	$13.99	$11.02	$18.75	$16.68	$16.15	$15.06	$13.60	$10.41	$15.01
Value at end of period	$15.98	$16.51	$13.99	$11.02	$18.75	$16.68	$16.15	$15.06	$13.60	$10.41
Number of accumulation units outstanding at end of period	2,348,766	2,779,073	3,110,065	3,538,269	4,085,294	4,590,397	5,390,136	6,191,793	7,363,429	8,151,064
ING MFS TOTAL RETURN PORTFOLIO										
Value at beginning of period	$26.20	$24.22	$20.87	$27.30	$26.66	$24.19	$23.88	$21.83	$18.99	$20.33
Value at end of period	$26.20	$26.20	$24.22	$20.87	$27.30	$26.66	$24.19	$23.88	$21.83	$18.99
Number of accumulation units outstanding at end of period	2,081,280	2,350,087	2,710,246	3,028,687	3,465,477	4,108,202	4,628,389	4,961,026	5,459,084	5,740,870
ING MFS UTILITIES PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$16.50	$14.74	$11.28	$18.39	$14.66	$11.38	$10.07			
Value at end of period	$17.28	$16.50	$14.74	$11.28	$18.39	$14.66	$11.38			
Number of accumulation units outstanding at end of period	2,669,155	2,876,422	3,087,314	3,363,382	2,981,525	1,324,190	704,604			

CFI 21

Access

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
ING MIDCAP OPPORTUNITIES PORTFOLIO										
(Fund first available during April 2004)										
Value at beginning of period	$11.56	$9.03	$6.51	$10.61	$8.59	$8.11	$7.47	$7.11		
Value at end of period	$11.29	$11.56	$9.03	$6.51	$10.61	$8.59	$8.11	$7.47		
Number of accumulation units outstanding at end of period	2,718,315	2,982,870	3,271,761	3,224,478	36,544	48,053	74,612	72,972		
ING MORGAN STANLEY GLOBAL FRANCHISE PORTFOLIO										
Value at beginning of period	$17.24	$15.37	$12.11	$17.23	$15.95	$13.35	$12.18	$10.98	$8.84	$10.00
Value at end of period	$18.51	$17.24	$15.37	$12.11	$17.23	$15.95	$13.35	$12.18	$10.98	$8.84
Number of accumulation units outstanding at end of period	1,167,129	1,415,808	1,168,866	1,078,572	1,244,867	1,070,037	790,792	244,553	189,266	135,600
ING OPPENHEIMER ACTIVE ALLOCATION PORTFOLIO										
(Funds were first received in this option during October 2008)										
Value at beginning of period	$11.93	$10.63	$8.44	$10.97						
Value at end of period	$11.23	$11.93	$10.63	$8.44						
Number of accumulation units outstanding at end of period	227,534	417,023	152,220	24,362						
ING OPPENHEIMER GLOBAL PORTFOLIO (CLASS S)										
(Fund first available during May 2005)										
Value at beginning of period	$13.28	$11.65	$8.49	$14.49	$13.84	$11.95	$10.12			
Value at end of period	$11.98	$13.28	$11.65	$8.49	$14.49	$13.84	$11.95			
Number of accumulation units outstanding at end of period	663,516	662,061	726,173	832,152	782,650	489,270	130,405			
ING PIMCO HIGH YIELD PORTFOLIO										
(Fund first available during May 2004)										
Value at beginning of period	$15.22	$13.53	$9.20	$12.06	$11.91	$11.10	$10.81	$10.00		
Value at end of period	$15.64	$15.22	$13.53	$9.20	$12.06	$11.91	$11.10	$10.81		
Number of accumulation units outstanding at end of period	2,042,969	2,059,551	1,781,395	2,182,503	2,929,725	3,362,115	3,361,552	3,547,230		
ING PIMCO TOTAL RETURN BOND PORTFOLIO										
Value at beginning of period	$18.20	$17.17	$15.24	$14.85	$13.84	$13.48	$13.36	$12.94	$12.55	$11.73
Value at end of period	$18.54	$18.20	$17.17	$15.24	$14.85	$13.84	$13.48	$13.36	$12.94	$12.55
Number of accumulation units outstanding at end of period	10,751,968	11,610,811	12,123,138	10,313,407	4,362,458	2,577,101	2,293,825	1,773,851	1,936,849	2,142,595
ING PIONEER FUND PORTFOLIO (CLASS S)										
(Fund first available during May 2005)										
Value at beginning of period	$11.69	$10.24	$8.38	$13.04	$12.61	$10.97	$10.17			
Value at end of period	$10.98	$11.69	$10.24	$8.38	$13.04	$12.61	$10.97			
Number of accumulation units outstanding at end of period	228,589	188,808	176,349	209,565	251,408	305,987	193,802			
ING PIONEER MID CAP VALUE PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$11.78	$10.15	$8.24	$12.51	$12.04	$10.89	$10.07			
Value at end of period	$11.02	$11.78	$10.15	$8.24	$12.51	$12.04	$10.89			
Number of accumulation units outstanding at end of period	2,997,266	3,335,676	3,645,387	4,116,452	2,419,106	2,190,403	2,022,539			
ING RETIREMENT CONSERVATIVE PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$8.83	$8.31	$8.25							
Value at end of period	$9.14	$8.83	$8.31							
Number of accumulation units outstanding at end of period	4,199,403	3,445,032	2,936,003							
ING RETIREMENT GROWTH PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$10.30	$9.37	$9.22							
Value at end of period	$10.01	$10.30	$9.37							
Number of accumulation units outstanding at end of period	37,773,447	40,492,715	44,077,032							
ING RETIREMENT MODERATE GROWTH PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$10.52	$9.63	$9.49							
Value at end of period	$10.37	$10.52	$9.63							
Number of accumulation units outstanding at end of period	21,149,319	22,990,155	25,122,621							

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
ING RETIREMENT MODERATE PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$10.63	$9.86	$9.75							
Value at end of period	$10.69	$10.63	$9.86							
Number of accumulation units outstanding at end of period	12,059,152	12,371,740	13,291,121							
ING RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$14.04	$12.68	$10.20							
Value at end of period	$14.36	$14.04	$12.68							
Number of accumulation units outstanding at end of period	302,868	253,938	271,573							
ING RUSSELL™ LARGE CAP INDEX PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$8.99	$8.15	$6.70	$10.09						
Value at end of period	$9.04	$8.99	$8.15	$6.70						
Number of accumulation units outstanding at end of period	4,354,219	5,375,801	5,953,643	348,627						
ING RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$13.67	$12.50	$10.59							
Value at end of period	$13.54	$13.67	$12.50							
Number of accumulation units outstanding at end of period	223,897	170,983	59,990							
ING RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$16.08	$12.98	$10.40							
Value at end of period	$15.49	$16.08	$12.98							
Number of accumulation units outstanding at end of period	1,615,359	1,976,186	2,056,517							
ING RUSSELL™ MID CAP INDEX PORTFOLIO										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$10.36	$8.42	$6.12	$10.48						
Value at end of period	$9.99	$10.36	$8.42	$6.12						
Number of accumulation units outstanding at end of period	750,481	1,182,184	826,408	299,431						
ING RUSSELL™ SMALL CAP INDEX PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$10.75	$8.66	$6.96	$10.02						
Value at end of period	$10.14	$10.75	$8.66	$6.96						
Number of accumulation units outstanding at end of period	895,974	1,667,335	949,289	830,338						
ING SMALLCAP OPPORTUNITIES PORTFOLIO										
Value at beginning of period	$9.39	$7.22	$5.61	$8.71	$8.06	$7.28	$6.80	$6.28	$4.61	$8.32
Value at end of period	$9.29	$9.39	$7.22	$5.61	$8.71	$8.06	$7.28	$6.80	$6.28	$4.61
Number of accumulation units outstanding at end of period	169,269	196,789	217,723	243,159	313,722	514,893	434,882	208,033	269,277	139,362
ING SMALL COMPANY PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$10.92	$8.95	$7.14	$10.05						
Value at end of period	$10.46	$10.92	$8.95	$7.14						
Number of accumulation units outstanding at end of period	527,871	579,000	634,300	469,428						
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO										
Value at beginning of period	$50.10	$44.63	$34.02	$47.67	$46.39	$41.10	$38.74	$33.75	$27.37	$27.67
Value at end of period	$50.75	$50.10	$44.63	$34.02	$47.67	$46.39	$41.10	$38.74	$33.75	$27.37
Number of accumulation units outstanding at end of period	3,524,504	3,920,389	4,481,696	4,590,193	4,752,060	4,508,693	4,202,039	3,381,218	3,717,807	4,093,955
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO										
Value at beginning of period	$29.95	$26.47	$21.51	$33.98	$33.49	$28.56	$27.91	$24.68	$20.03	$23.43
Value at end of period	$29.23	$29.95	$26.47	$21.51	$33.98	$33.49	$28.56	$27.91	$24.68	$20.03
Number of accumulation units outstanding at end of period	1,582,040	1,584,809	1,703,061	1,752,665	1,738,081	1,914,995	2,000,178	1,981,687	2,135,369	2,226,228

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO										
(Funds were first received in this option during May 2007)										
Value at beginning of period	$9.29	$8.10	$5.77	$10.16	$10.10					
Value at end of period	$9.03	$9.29	$8.10	$5.77	$10.16					
Number of accumulation units outstanding at end of period	872,881	812,616	1,055,201	342,675	209,945					
ING T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$13.56	$12.11	$8.94	$17.98	$15.15	$12.40	$10.13			
Value at end of period	$11.70	$13.56	$12.11	$8.94	$17.98	$15.15	$12.40			
Number of accumulation units outstanding at end of period	735,904	806,375	989,793	1,266,966	1,062,067	530,650	229,089			
ING TEMPLETON FOREIGN EQUITY PORTFOLIO										
(Fund first available during May 2006)										
Value at beginning of period	$10.28	$9.62	$7.41	$12.67	$11.17	$10.17				
Value at end of period	$8.89	$10.28	$9.62	$7.41	$12.67	$11.17				
Number of accumulation units outstanding at end of period	1,453,310	2,184,953	2,166,834	1,589,643	766,752	180,655				
ING TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$21.41	$20.18	$15.49	$26.09	$25.88	$21.56	$19.92	$18.24	$13.59	$17.30
Value at end of period	$19.87	$21.41	$20.18	$15.49	$26.09	$25.88	$21.56	$19.92	$18.24	$13.59
Number of accumulation units outstanding at end of period	1,060,965	1,248,029	1,571,331	1,563,733	1,776,667	1,869,899	1,894,005	2,144,240	2,499,768	2,796,359
ING THORNBURG VALUE PORTFOLIO										
(Funds were first received in this option during September 2006)										
Value at beginning of period	$11.04	$10.09	$7.10	$12.00	$11.40	$10.20				
Value at end of period	$9.43	$11.04	$10.09	$7.10	$12.00	$11.40				
Number of accumulation units outstanding at end of period	27,923	28,739	34,639	38,409	60,652	24,063				
ING U.S. BOND INDEX PORTFOLIO										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$11.04	$10.59	$10.19	$10.01						
Value at end of period	$11.62	$11.04	$10.59	$10.19						
Number of accumulation units outstanding at end of period	2,150,527	1,334,264	1,500,270	934,344						
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$10.64	$9.56	$7.38	$12.50	$12.58	$11.17	$10.20			
Value at end of period	$10.19	$10.64	$9.56	$7.38	$12.50	$12.58	$11.17			
Number of accumulation units outstanding at end of period	40,301	60,021	62,605	71,305	89,247	106,412	56,006			
ING WISDOM TREE℠ GLOBAL HIGH-YIELDING EQUITY INDEX PORTFOLIO										
(Funds were first received in this option during January 2008)										
Value at beginning of period	$8.09	$7.76	$6.07	$9.95						
Value at end of period	$7.66	$8.09	$7.76	$6.07						
Number of accumulation units outstanding at end of period	1,363,797	1,538,407	1,771,924	1,417,425						
INVESCO V.I. LEISURE FUND										
Value at beginning of period	$12.22	$10.18	$7.79	$13.89	$14.23	$11.60	$11.92	$10.68	$8.43	$10.00
Value at end of period	$11.57	$12.22	$10.18	$7.79	$13.89	$14.23	$11.60	$11.92	$10.68	$8.43
Number of accumulation units outstanding at end of period	40,755	51,309	54,186	64,491	144,169	159,554	160,751	78,941	57,779	28,020
PROFUND VP BULL										
Value at beginning of period	$8.46	$7.64	$6.24	$10.17	$9.97	$8.91	$8.81	$8.22	$6.65	$8.89
Value at end of period	$8.33	$8.46	$7.64	$6.24	$10.17	$9.97	$8.91	$8.81	$8.22	$6.65
Number of accumulation units outstanding at end of period	33,539	45,340	51,804	55,097	67,929	109,056	372,891	394,140	354,864	194,394
PROFUND VP EUROPE 30										
Value at beginning of period	$9.35	$9.25	$7.10	$12.89	$11.42	$9.87	$9.28	$8.24	$6.04	$8.26
Value at end of period	$8.39	$9.35	$9.25	$7.10	$12.89	$11.42	$9.87	$9.28	$8.24	$6.04
Number of accumulation units outstanding at end of period	21,957	24,560	34,981	40,965	59,527	71,195	126,063	148,329	147,115	156,756

Condensed Financial Information (continued)

	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011
PROFUND VP RISING RATES OPPORTUNITY (Fund first available during October 2003)										
Value at beginning of period		$10.00	$9.36	$8.21	$7.45	$8.08	$7.54	$4.60	$5.99	$4.95
Value at end of period		$9.36	$8.21	$7.45	$8.08	$7.54	$4.60	$5.99	$4.95	$3.05
Number of accumulation units outstanding at end of period		137,981	175,899	351,390	361,555	321,472	230,571	208,414	189,111	170,453

Separate Account Annual Charges of 1.60%

	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011
BLACKROCK GLOBAL ALLOCATION V.I. FUND (Funds were first received in this option during May 2008)										
Value at beginning of period							$10.13	$7.98	$9.50	$10.26
Value at end of period							$7.98	$9.50	$10.26	$9.73
Number of accumulation units outstanding at end of period							99,301	326,433	347,523	419,831
COLUMBIA SMALL CAP VALUE FUND VS (Fund first available during November 2003)										
Value at beginning of period		$10.00	$13.83	$16.68	$17.31	$20.34	$19.49	$13.78	$16.95	$21.09
Value at end of period		$13.83	$16.68	$17.31	$20.34	$19.49	$13.78	$16.95	$21.09	$19.48
Number of accumulation units outstanding at end of period		21,739	99,516	158,295	116,266	73,912	51,904	41,700	29,597	24,589
FIDELITY® VIP CONTRAFUND® PORTFOLIO (Funds were first available during May 2005)										
Value at beginning of period				$12.33	$14.15	$15.52	$17.91	$10.10	$13.46	$15.49
Value at end of period				$14.15	$15.52	$17.91	$10.10	$13.46	$15.49	$14.82
Number of accumulation units outstanding at end of period				581,826	826,650	893,193	837,578	719,226	606,697	587,695
FIDELITY® VIP EQUITY-INCOME PORTFOLIO										
Value at beginning of period	$9.58	$7.81	$9.99	$10.94	$11.36	$13.41	$13.36	$7.52	$9.61	$10.87
Value at end of period	$7.81	$9.99	$10.94	$11.36	$13.41	$13.36	$7.52	$9.61	$10.87	$10.77
Number of accumulation units outstanding at end of period	70,102	175,077	336,555	402,954	488,848	464,702	324,939	297,250	246,376	281,384
ING AMERICAN FUNDS ASSET ALLOCATION PORTFOLIO (Funds were first received in this option during May 2008)										
Value at beginning of period							$10.26	$7.18	$8.72	$9.60
Value at end of period							$7.18	$8.72	$9.60	$9.53
Number of accumulation units outstanding at end of period							6,019	50,079	80,742	90,589
ING AMERICAN FUNDS BOND PORTFOLIO (Funds were first received in this option during January 2008)										
Value at beginning of period							$10.00	$8.83	$9.75	$10.17
Value at end of period							$8.83	$9.75	$10.17	$10.58
Number of accumulation units outstanding at end of period							150,716	248,930	233,093	209,126
ING AMERICAN FUNDS GLOBAL GROWTH AND INCOME PORTFOLIO (Funds were first received in this option during February 2011)										
Value at beginning of period										$10.34
Value at end of period										$9.31
Number of accumulation units outstanding at end of period										535
ING AMERICAN FUNDS GROWTH PORTFOLIO (Fund first available during September 2003)										
Value at beginning of period		$10.00	$10.76	$11.85	$13.49	$14.55	$16.00	$8.77	$11.97	$13.91
Value at end of period		$10.76	$11.85	$13.49	$14.55	$16.00	$8.77	$11.97	$13.91	$13.03
Number of accumulation units outstanding at end of period		141,174	889,397	1,793,081	2,374,202	2,548,977	2,427,888	2,203,136	2,013,938	1,866,470

CFI 25

Access

Condensed Financial Information (continued)

ING AMERICAN FUNDS INTERNATIONAL GROWTH AND INCOME PORTFOLIO

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
(Funds were first received in this option during March 2011)										
Value at beginning of period	$9.54									
Value at end of period	$8.80									
Number of accumulation units outstanding at end of period	3,189									

ING AMERICAN FUNDS INTERNATIONAL PORTFOLIO

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
(Fund first available during September 2003)										
Value at beginning of period	$18.37	$17.50	$12.49	$22.07	$18.78	$16.13	$13.55	$11.61	$10.00	
Value at end of period	$15.48	$18.37	$17.50	$12.49	$22.07	$18.78	$16.13	$13.55	$11.61	
Number of accumulation units outstanding at end of period	876,221	957,186	1,079,770	1,186,781	1,344,484	1,164,544	781,242	358,029	74,169	

ING AMERICAN FUNDS WORLD ALLOCATION PORTFOLIO

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
(Funds were first received in this option during November 2008)										
Value at beginning of period	$13.34	$12.03	$9.08	$7.79						
Value at end of period	$12.36	$13.34	$12.03	$9.08						
Number of accumulation units outstanding at end of period	52,721	45,414	13,525	433						

ING ARTIO FOREIGN PORTFOLIO

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
Value at beginning of period	$14.04	$13.35	$11.28	$20.35	$17.75	$13.97	$12.30	$10.60	$8.21	$10.00
Value at end of period	$10.80	$14.04	$13.35	$11.28	$20.35	$17.75	$13.97	$12.30	$10.60	$8.21
Number of accumulation units outstanding at end of period	348,199	412,652	531,285	433,624	476,482	423,971	307,303	135,743	26,857	4,278

ING BARON SMALL CAP GROWTH PORTFOLIO

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
(Fund first available during May 2005)										
Value at beginning of period	$12.46	$10.01	$7.52	$13.01	$12.46	$10.99	$9.97			
Value at end of period	$12.53	$12.46	$10.01	$7.52	$13.01	$12.46	$10.99			
Number of accumulation units outstanding at end of period	223,538	229,055	259,385	232,657	219,133	155,283	74,393			

ING BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
(Fund first available during May 2004)										
Value at beginning of period	$11.23	$10.67	$9.03	$12.87	$12.05	$10.75	$9.89	$9.95		
Value at end of period	$11.58	$11.23	$10.67	$9.03	$12.87	$12.05	$10.75	$9.89		
Number of accumulation units outstanding at end of period	90,253	80,599	91,874	105,082	149,813	164,493	143,590	66,820		

ING BLACKROCK INFLATION PROTECTED BOND PORTFOLIO

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
(Funds were first received in this option during May 2009)										
Value at beginning of period	$10.97	$10.57	$9.92							
Value at end of period	$12.10	$10.97	$10.57							
Number of accumulation units outstanding at end of period	205,515	147,367	79,940							

ING BLACKROCK LARGE CAP GROWTH PORTFOLIO

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
Value at beginning of period	$11.21	$10.04	$7.84	$13.07	$12.45	$11.81	$10.88	$9.95	$7.96	$10.00
Value at end of period	$10.85	$11.21	$10.04	$7.84	$13.07	$12.45	$11.81	$10.88	$9.95	$7.96
Number of accumulation units outstanding at end of period	94,126	103,259	117,076	110,106	137,089	157,899	182,308	5,665	4,515	755

ING BLACKROCK SCIENCE AND TECHNOLOGY OPPORTUNITIES PORTFOLIO

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
(Funds were first received in this option during April 2008)										
Value at beginning of period	$11.34	$9.75	$6.49	$9.99						
Value at end of period	$9.98	$11.34	$9.75	$6.49						
Number of accumulation units outstanding at end of period	67,383	100,320	117,721	83,614						

ING CLARION GLOBAL REAL ESTATE PORTFOLIO

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
(Fund first available during May 2006)										
Value at beginning of period	$10.75	$9.42	$7.17	$12.41	$13.61	$11.31				
Value at end of period	$10.02	$10.75	$9.42	$7.17	$12.41	$13.61				
Number of accumulation units outstanding at end of period	82,093	85,135	100,391	112,936	96,256	51,926				

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
ING CLARION REAL ESTATE PORTFOLIO										
Value at beginning of period	$64.23	$51.01	$38.14	$63.05	$77.90	$57.52	$50.05	$36.92	$27.24	$27.63
Value at end of period	$69.21	$64.23	$51.01	$38.14	$63.05	$77.90	$57.52	$50.05	$36.92	$27.24
Number of accumulation units outstanding at end of period	52,619	62,970	77,637	90,173	114,199	162,747	155,995	166,268	168,123	149,145
ING COLUMBIA SMALL CAP VALUE II PORTFOLIO										
(Fund first available during May 2006)										
Value at beginning of period	$9.98	$8.10	$6.60	$10.17	$10.04	$10.22				
Value at end of period	$9.56	$9.98	$8.10	$6.60	$10.17	$10.04				
Number of accumulation units outstanding at end of period	81,680	86,749	113,611	138,197	152,939	113,861				
ING DAVIS NEW YORK VENTURE PORTFOLIO										
(Fund first available during December 2005)										
Value at beginning of period	$9.72	$8.81	$6.80	$11.38	$11.10	$9.91	$9.96			
Value at end of period	$9.12	$9.72	$8.81	$6.80	$11.38	$11.10	$9.91			
Number of accumulation units outstanding at end of period	409,116	419,286	434,528	460,508	390,709	211,810	369			
ING DFA WORLD EQUITY PORTFOLIO										
(Funds were first received in this option during September 2007)										
Value at beginning of period	$8.58	$6.98	$5.82	$10.39	$10.68					
Value at end of period	$7.66	$8.58	$6.98	$5.82	$10.39					
Number of accumulation units outstanding at end of period	72,381	71,759	40,589	16,789	7,682					
ING EURO STOXX 50® INDEX PORTFOLIO										
(Funds were first received in this option during November 2009)										
Value at beginning of period	$8.77	$9.81	$10.14							
Value at end of period	$7.14	$8.77	$9.81							
Number of accumulation units outstanding at end of period	667	3,350	1,521							
ING FMR℠ DIVERSIFIED MID CAP PORTFOLIO										
Value at beginning of period	$17.07	$13.51	$9.87	$16.48	$14.63	$13.28	$11.55	$9.45	$7.20	$9.07
Value at end of period	$14.96	$17.07	$13.51	$9.87	$16.48	$14.63	$13.28	$11.55	$9.45	$7.20
Number of accumulation units outstanding at end of period	630,249	775,376	929,455	1,079,759	1,307,368	840,925	858,757	291,957	241,130	239,616
ING FRANKLIN INCOME PORTFOLIO										
(Fund first available during May 2006)										
Value at beginning of period	$11.08	$9.97	$7.67	$11.02	$10.91	$9.98				
Value at end of period	$11.18	$11.08	$9.97	$7.67	$11.02	$10.91				
Number of accumulation units outstanding at end of period	577,973	621,023	649,792	652,013	739,398	403,387				
ING FRANKLIN MUTUAL SHARES PORTFOLIO										
(Funds were first received in this option during May 2007)										
Value at beginning of period	$9.93	$9.05	$7.27	$11.87	$12.48					
Value at end of period	$9.70	$9.93	$9.05	$7.27	$11.87					
Number of accumulation units outstanding at end of period	327,334	340,336	347,788	375,941	338,483					
ING FRANKLIN TEMPLETON FOUNDING STRATEGY PORTFOLIO										
(Funds were first received in this option during May 2007)										
Value at beginning of period	$8.48	$7.78	$6.07	$9.59	$10.06					
Value at end of period	$8.24	$8.48	$7.78	$6.07	$9.59					
Number of accumulation units outstanding at end of period	430,273	442,092	467,737	536,249	288,900					
ING FTSE 100 INDEX® PORTFOLIO										
(Funds were first received in this option during February 2010)										
Value at beginning of period	$10.99	$9.85								
Value at end of period	$10.37	$10.99								
Number of accumulation units outstanding at end of period	2,551	311								
ING GLOBAL RESOURCES PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$9.88									
Value at end of period	$8.84									
Number of accumulation units outstanding at end of period	49,515									

CFI 27

Access

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
ING GLOBAL RESOURCES PORTFOLIO (CLASS S)										
Value at beginning of period	$42.73	$35.70	$26.38	$45.44	$34.66	$29.01	$21.40	$20.44	$13.64	$13.76
Value at end of period	$38.20	$42.73	$35.70	$26.38	$45.44	$34.66	$29.01	$21.40	$20.44	$13.64
Number of accumulation units outstanding at end of period	118,052	142,139	172,799	197,520	175,075	168,110	134,710	89,495	101,132	62,771
ING GROWTH AND INCOME PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$9.99									
Value at end of period	$9.55									
Number of accumulation units outstanding at end of period	2,305,404									
ING GROWTH AND INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during November 2007)										
Value at beginning of period	$8.73	$7.79	$6.09	$9.95	$9.83					
Value at end of period	$8.54	$8.73	$7.79	$6.09	$9.95					
Number of accumulation units outstanding at end of period	1,162,482	910,183	1,146,210	1,075,276	159					
ING HANG SENG INDEX PORTFOLIO										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$13.70	$12.94	$10.19							
Value at end of period	$10.99	$13.70	$12.94							
Number of accumulation units outstanding at end of period	13,168	17,904	6,043							
ING INDEX PLUS LARGECAP PORTFOLIO										
(Fund first available during August 2003)										
Value at beginning of period	$9.69	$8.67	$7.16	$11.63	$11.28	$10.03	$9.69	$8.93	$7.21	
Value at end of period	$9.51	$9.69	$8.67	$7.16	$11.63	$11.28	$10.03	$9.69	$8.93	
Number of accumulation units outstanding at end of period	454,000	531,146	617,261	832,110	827,971	317,311	298,885	247,034	68,649	
ING INDEX PLUS MIDCAP PORTFOLIO										
(Fund first available during November 2003)										
Value at beginning of period	$14.60	$12.20	$9.43	$15.40	$14.87	$13.84	$12.69	$11.09	$8.53	
Value at end of period	$14.17	$14.60	$12.20	$9.43	$15.40	$14.87	$13.84	$12.69	$11.09	
Number of accumulation units outstanding at end of period	218,220	236,175	279,709	312,339	364,078	389,413	495,372	364,096	139,798	
ING INDEX PLUS SMALLCAP PORTFOLIO										
(Fund first available during November 2003)										
Value at beginning of period	$14.39	$11.94	$9.75	$14.93	$16.23	$14.53	$13.76	$11.48	$8.59	
Value at end of period	$14.02	$14.39	$11.94	$9.75	$14.93	$16.23	$14.53	$13.76	$11.48	
Number of accumulation units outstanding at end of period	203,976	199,705	228,207	268,146	319,535	336,859	392,597	318,576	139,269	
ING INTERMEDIATE BOND PORTFOLIO										
Value at beginning of period	$13.03	$12.09	$11.04	$12.28	$11.81	$11.56	$11.41	$11.09	$10.63	$10.00
Value at end of period	$13.75	$13.03	$12.09	$11.04	$12.28	$11.81	$11.56	$11.41	$11.09	$10.63
Number of accumulation units outstanding at end of period	1,003,083	1,186,881	1,335,700	1,103,079	472,445	355,998	250,032	141,536	76,855	48,128
ING INTERNATIONAL INDEX PORTFOLIO										
(Funds were first received in this option during September 2008)										
Value at beginning of period	$8.04	$7.60	$6.06	$8.25						
Value at end of period	$6.93	$8.04	$7.60	$6.06						
Number of accumulation units outstanding at end of period	68,421	71,550	78,838	48,600						
ING INVESCO VAN KAMPEN COMSTOCK PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$12.14	$10.72	$8.48	$13.56	$14.10	$12.37	$12.15			
Value at end of period	$11.70	$12.14	$10.72	$8.48	$13.56	$14.10	$12.37			
Number of accumulation units outstanding at end of period	179,158	180,459	191,338	223,593	268,526	269,186	217,632			
ING INVESCO VAN KAMPEN EQUITY AND INCOME PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$12.17	$11.04	$9.17	$12.19	$12.00	$10.84	$10.16			
Value at end of period	$11.82	$12.17	$11.04	$9.17	$12.19	$12.00	$10.84			
Number of accumulation units outstanding at end of period	162,093	194,468	226,148	236,036	145,150	101,883	57,793			

Access

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
ING INVESCO VAN KAMPEN GROWTH AND INCOME PORTFOLIO										
Value at beginning of period	$28.31	$25.57	$20.97	$31.44	$31.15	$27.29	$25.19	$22.44	$17.83	$21.26
Value at end of period	$27.26	$28.31	$25.57	$20.97	$31.44	$31.15	$27.29	$25.19	$22.44	$17.83
Number of accumulation units outstanding at end of period	163,462	201,782	244,106	286,443	349,212	418,501	432,481	444,724	456,690	478,280
ING JAPAN TOPIX INDEX® PORTFOLIO										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$11.02	$10.70								
Value at end of period	$9.36	$11.02								
Number of accumulation units outstanding at end of period	1,215	1,032								
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO										
Value at beginning of period	$23.89	$20.18	$11.95	$24.93	$18.29	$13.69	$10.32	$8.91	$6.17	$7.02
Value at end of period	$19.21	$23.89	$20.18	$11.95	$24.93	$18.29	$13.69	$10.32	$8.91	$6.17
Number of accumulation units outstanding at end of period	202,006	252,008	320,772	379,394	448,152	460,882	437,852	387,272	459,146	474,427
ING JPMORGAN MID CAP VALUE PORTFOLIO										
Value at beginning of period	$16.88	$13.95	$11.28	$17.12	$17.01	$14.83	$13.89	$11.71		
Value at end of period	$16.91	$16.88	$13.95	$11.28	$17.12	$17.01	$14.83	$13.89		
Number of accumulation units outstanding at end of period	110,798	100,099	86,334	78,567	95,159	120,640	143,869	99,261		
ING JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO										
Value at beginning of period	$15.64	$12.54	$10.01	$14.52	$15.01	$13.08	$13.63	$10.35	$7.83	$10.00
Value at end of period	$15.18	$15.64	$12.54	$10.01	$14.52	$15.01	$13.08	$13.63	$10.35	$7.83
Number of accumulation units outstanding at end of period	132,828	159,111	148,286	176,068	243,395	252,648	216,699	190,713	72,864	14,675
ING LARGE CAP GROWTH PORTFOLIO										
(Fund first available during June 2004)										
Value at beginning of period	$13.74	$12.22	$8.72	$12.23	$11.13	$10.72	$10.47	$10.15		
Value at end of period	$13.82	$13.74	$12.22	$8.72	$12.23	$11.13	$10.72	$10.47		
Number of accumulation units outstanding at end of period	61,615	35,638	37,366	9,143	12,736	16,022	23,212	3,177		
ING LARGE CAP VALUE PORTFOLIO										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$10.05									
Value at end of period	$10.03									
Number of accumulation units outstanding at end of period	126,840									
ING LIMITED MATURITY BOND PORTFOLIO										
Value at beginning of period	$22.03	$21.71	$20.59	$20.97	$20.15	$19.72	$19.72	$19.77	$19.53	$18.51
Value at end of period	$21.93	$22.03	$21.71	$20.59	$20.97	$20.15	$19.72	$19.72	$19.77	$19.53
Number of accumulation units outstanding at end of period	70,897	85,517	106,623	143,604	202,754	238,553	309,506	393,676	614,146	629,611
ING LIQUID ASSETS PORTFOLIO										
Value at beginning of period	$15.90	$16.16	$16.37	$16.24	$15.73	$15.27	$15.10	$15.20	$15.33	$15.36
Value at end of period	$15.65	$15.90	$16.16	$16.37	$16.24	$15.73	$15.27	$15.10	$15.20	$15.33
Number of accumulation units outstanding at end of period	799,161	997,898	1,514,943	2,175,066	1,306,313	1,147,182	1,201,904	1,131,572	1,702,971	2,297,033
ING MARSICO GROWTH PORTFOLIO										
Value at beginning of period	$16.38	$13.89	$10.95	$18.64	$16.59	$16.07	$14.99	$13.55	$10.37	$14.97
Value at end of period	$15.86	$16.38	$13.89	$10.95	$18.64	$16.59	$16.07	$14.99	$13.55	$10.37
Number of accumulation units outstanding at end of period	595,999	718,203	853,308	995,225	1,160,128	1,300,804	1,568,859	1,835,266	2,163,884	2,302,847
ING MFS TOTAL RETURN PORTFOLIO										
Value at beginning of period	$25.98	$24.04	$20.72	$27.12	$26.50	$24.06	$23.76	$21.73	$18.91	$20.25
Value at end of period	$25.97	$25.98	$24.04	$20.72	$27.12	$26.50	$24.06	$23.76	$21.73	$18.91
Number of accumulation units outstanding at end of period	419,254	455,009	548,065	643,128	819,694	897,003	1,025,683	911,027	932,450	859,682
ING MFS UTILITIES PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$16.45	$14.71	$11.26	$18.36	$14.65	$11.38	$10.11			
Value at end of period	$17.22	$16.45	$14.71	$11.26	$18.36	$14.65	$11.38			
Number of accumulation units outstanding at end of period	217,860	240,709	268,883	289,925	304,354	220,033	175,671			

Access

Condensed Financial Information (continued)

	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011
ING MIDCAP OPPORTUNITIES PORTFOLIO										
(Fund first available during April 2004)										
Value at beginning of period			$7.10	$7.46	$8.09	$8.57	$10.57	$6.48	$8.99	$11.50
Value at end of period			$7.46	$8.09	$8.57	$10.57	$6.48	$8.99	$11.50	$11.23
Number of accumulation units outstanding at end of period			28,055	23,433	21,163	16,873	809,490	713,721	593,833	483,353
ING MORGAN STANLEY GLOBAL FRANCHISE PORTFOLIO										
Value at beginning of period	$10.00	$8.83	$10.97	$12.17	$13.33	$15.91	$17.18	$12.07	$15.31	$17.16
Value at end of period	$8.83	$10.97	$12.17	$13.33	$15.91	$17.18	$12.07	$15.31	$17.16	$18.42
Number of accumulation units outstanding at end of period	27,705	55,092	57,922	139,674	227,261	149,741	126,637	118,308	116,230	96,489
ING OPPENHEIMER ACTIVE ALLOCATION PORTFOLIO										
(Funds were first received in this option during March 2009)										
Value at beginning of period								$7.67	$10.62	$11.92
Value at end of period								$10.62	$11.92	$11.21
Number of accumulation units outstanding at end of period								4,843	11,621	16,082
ING OPPENHEIMER GLOBAL PORTFOLIO (CLASS S)										
(Fund first available during May 2005)										
Value at beginning of period				$12.18	$13.58	$15.72	$16.45	$9.63	$13.21	$15.05
Value at end of period				$13.58	$15.72	$16.45	$9.63	$13.21	$15.05	$13.57
Number of accumulation units outstanding at end of period				44,746	116,133	152,046	157,769	140,376	110,603	108,607
ING PIMCO HIGH YIELD PORTFOLIO										
(Fund first available during May 2004)										
Value at beginning of period			$10.00	$10.81	$11.09	$11.89	$12.04	$9.18	$13.49	$15.17
Value at end of period			$10.81	$11.09	$11.89	$12.04	$9.18	$13.49	$15.17	$15.58
Number of accumulation units outstanding at end of period			1,090,509	965,634	934,613	798,841	619,342	459,467	439,023	422,854
ING PIMCO TOTAL RETURN BOND PORTFOLIO										
Value at beginning of period	$11.68	$12.49	$12.88	$13.29	$13.40	$13.76	$14.75	$15.13	$17.04	$18.05
Value at end of period	$12.49	$12.88	$13.29	$13.40	$13.76	$14.75	$15.13	$17.04	$18.05	$18.38
Number of accumulation units outstanding at end of period	689,475	642,677	773,578	952,309	1,101,979	1,175,130	1,530,242	1,652,663	1,487,389	1,379,258
ING PIONEER FUND PORTFOLIO (CLASS S)										
(Fund first available during May 2005)										
Value at beginning of period				$10.17	$10.97	$12.60	$13.02	$8.37	$10.22	$11.65
Value at end of period				$10.97	$12.60	$13.02	$8.37	$10.22	$11.65	$10.94
Number of accumulation units outstanding at end of period				101,946	76,206	54,457	30,667	24,115	16,847	18,880
ING PIONEER MID CAP VALUE PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period				$10.07	$10.88	$12.03	$12.49	$8.22	$10.12	$11.75
Value at end of period				$10.88	$12.03	$12.49	$8.22	$10.12	$11.75	$10.98
Number of accumulation units outstanding at end of period				481,919	436,650	413,629	786,881	624,996	515,691	440,452
ING RETIREMENT CONSERVATIVE PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period								$8.25	$8.31	$8.82
Value at end of period								$8.31	$8.82	$9.13
Number of accumulation units outstanding at end of period								739,059	885,375	964,148
ING RETIREMENT GROWTH PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period								$9.21	$9.37	$10.29
Value at end of period								$9.37	$10.29	$10.00
Number of accumulation units outstanding at end of period								5,062,790	4,415,858	4,201,720
ING RETIREMENT MODERATE GROWTH PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period								$9.49	$9.63	$10.52
Value at end of period								$9.63	$10.52	$10.36
Number of accumulation units outstanding at end of period								5,736,069	5,211,377	5,025,261

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
ING RETIREMENT MODERATE PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$10.62	$9.86	$9.75							
Value at end of period	$10.68	$10.62	$9.86							
Number of accumulation units outstanding at end of period	3,183,151	3,370,579	3,745,706							
ING RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$14.02	$12.67	$10.84							
Value at end of period	$14.34	$14.02	$12.67							
Number of accumulation units outstanding at end of period	75,829	72,870	91,763							
ING RUSSELL™ LARGE CAP INDEX PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$8.97	$8.14	$6.70	$10.13						
Value at end of period	$9.02	$8.97	$8.14	$6.70						
Number of accumulation units outstanding at end of period	580,695	646,133	781,916	20,920						
ING RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$13.66	$12.49	$10.64							
Value at end of period	$13.52	$13.66	$12.49							
Number of accumulation units outstanding at end of period	115,336	97,961	113,909							
ING RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO										
(Funds were first received in this option during June 2009)										
Value at beginning of period	$16.07	$12.98	$10.79							
Value at end of period	$15.47	$16.07	$12.98							
Number of accumulation units outstanding at end of period	209,927	245,450	289,667							
ING RUSSELL™ MID CAP INDEX PORTFOLIO										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$10.34	$8.42	$6.12	$10.48						
Value at end of period	$9.97	$10.34	$8.42	$6.12						
Number of accumulation units outstanding at end of period	71,697	79,361	61,243	12,196						
ING RUSSELL™ SMALL CAP INDEX PORTFOLIO										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$10.74	$8.66	$6.96	$10.16						
Value at end of period	$10.12	$10.74	$8.66	$6.96						
Number of accumulation units outstanding at end of period	92,229	105,578	93,601	73,382						
ING SMALLCAP OPPORTUNITIES PORTFOLIO										
Value at beginning of period	$9.34	$7.19	$5.59	$8.68	$8.04	$7.27	$6.78	$6.27	$4.61	$8.32
Value at end of period	$9.24	$9.34	$7.19	$5.59	$8.68	$8.04	$7.27	$6.78	$6.27	$4.61
Number of accumulation units outstanding at end of period	46,628	58,239	71,603	81,596	98,573	126,536	104,909	95,913	106,296	48,063
ING SMALL COMPANY PORTFOLIO										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$10.91	$8.94	$7.14	$10.56						
Value at end of period	$10.44	$10.91	$8.94	$7.14						
Number of accumulation units outstanding at end of period	27,099	30,272	12,035	15,039						
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO										
Value at beginning of period	$49.48	$44.09	$33.63	$47.15	$45.90	$40.69	$38.38	$33.45	$27.14	$27.45
Value at end of period	$50.09	$49.48	$44.09	$33.63	$47.15	$45.90	$40.69	$38.38	$33.45	$27.14
Number of accumulation units outstanding at end of period	390,353	437,278	520,599	600,422	652,264	695,197	717,996	678,514	662,358	639,977
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO										
Value at beginning of period	$29.58	$26.15	$21.26	$33.60	$33.14	$28.28	$27.65	$24.46	$19.86	$23.25
Value at end of period	$28.85	$29.58	$26.15	$21.26	$33.60	$33.14	$28.28	$27.65	$24.46	$19.86
Number of accumulation units outstanding at end of period	210,870	227,814	267,381	304,958	360,311	402,219	446,944	450,758	372,504	375,191

CFI 31

Access

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO										
(Funds were first received in this option during May 2007)										
Value at beginning of period	$9.28	$8.09	$5.76	$10.16	$10.07					
Value at end of period	$9.01	$9.28	$8.09	$5.76	$10.16					
Number of accumulation units outstanding at end of period	84,576	94,269	134,530	61,963	45,677					
ING T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$13.52	$12.08	$8.92	$17.95	$15.13	$12.40	$10.02			
Value at end of period	$11.66	$13.52	$12.08	$8.92	$17.95	$15.13	$12.40			
Number of accumulation units outstanding at end of period	149,496	123,173	149,242	179,557	193,860	168,664	108,897			
ING TEMPLETON FOREIGN EQUITY PORTFOLIO										
(Fund first available during May 2006)										
Value at beginning of period	$10.26	$9.60	$7.40	$12.66	$11.17	$10.35				
Value at end of period	$8.86	$10.26	$9.60	$7.40	$12.66	$11.17				
Number of accumulation units outstanding at end of period	176,179	185,124	191,585	202,155	91,050	43,509				
ING TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$21.18	$19.97	$15.34	$25.85	$25.65	$21.38	$19.77	$18.11	$13.50	$17.19
Value at end of period	$19.65	$21.18	$19.97	$15.34	$25.85	$25.65	$21.38	$19.77	$18.11	$13.50
Number of accumulation units outstanding at end of period	212,918	258,876	308,065	369,472	437,103	444,904	478,115	519,725	583,925	629,168
ING THORNBURG VALUE PORTFOLIO										
(Fund first available during October 2006)										
Value at beginning of period	$11.02	$10.08	$7.09	$12.00	$11.39	$10.71				
Value at end of period	$9.40	$11.02	$10.08	$7.09	$12.00	$11.39				
Number of accumulation units outstanding at end of period	1,930	2,140	3,511	3,575	5,174	3,544				
ING U.S. BOND INDEX PORTFOLIO										
(Funds were first received in this option during June 2008)										
Value at beginning of period	$11.02	$10.58	$10.19	$9.86						
Value at end of period	$11.60	$11.02	$10.58	$10.19						
Number of accumulation units outstanding at end of period	160,460	159,269	186,314	89,650						
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$11.36	$10.22	$7.89	$13.37	$13.46	$11.97	$11.16			
Value at end of period	$10.88	$11.36	$10.22	$7.89	$13.37	$13.46	$11.97			
Number of accumulation units outstanding at end of period	5,825	5,375	5,905	6,353	10,357	34,067	7,398			
ING WISDOM TREE^{SM} GLOBAL HIGH-YIELDING EQUITY INDEX PORTFOLIO										
(Funds were first received in this option during February 2008)										
Value at beginning of period	$8.08	$7.76	$6.07	$9.79						
Value at end of period	$7.64	$8.08	$7.76	$6.07						
Number of accumulation units outstanding at end of period	18,347	20,710	15,510	19,771						
INVESCO V.I. LEISURE FUND										
Value at beginning of period	$12.17	$10.14	$7.76	$13.85	$14.20	$11.58	$11.91	$10.67	$8.43	$10.00
Value at end of period	$11.51	$12.17	$10.14	$7.76	$13.85	$14.20	$11.58	$11.91	$10.67	$8.43
Number of accumulation units outstanding at end of period	26,190	21,002	26,395	33,109	41,515	53,964	58,230	36,825	57,182	1,464
PROFUND VP BULL										
Value at beginning of period	$8.42	$7.60	$6.21	$10.13	$9.94	$8.89	$8.79	$8.21	$6.64	$8.88
Value at end of period	$8.29	$8.42	$7.60	$6.21	$10.13	$9.94	$8.89	$8.79	$8.21	$6.64
Number of accumulation units outstanding at end of period	4,522	4,952	6,595	9,219	24,362	66,827	87,305	236,229	123,574	117,319
PROFUND VP EUROPE 30										
Value at beginning of period	$9.30	$9.21	$7.08	$12.84	$11.39	$9.85	$9.26	$8.23	$6.03	$8.26
Value at end of period	$8.34	$9.30	$9.21	$7.08	$12.84	$11.39	$9.85	$9.26	$8.23	$6.03
Number of accumulation units outstanding at end of period	6,360	5,732	6,504	7,317	16,311	21,489	69,529	77,158	71,708	42,457

Condensed Financial Information (continued)

	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011
PROFUND VP RISING RATES OPPORTUNITY										
(Fund first available during October 2003)										
Value at beginning of period		$10.00	$9.36	$8.21	$7.44	$8.06	$7.52	$4.59	$5.97	$4.93
Value at end of period		$9.36	$8.21	$7.44	$8.06	$7.52	$4.59	$5.97	$4.93	$3.03
Number of accumulation units outstanding at end of period		6,865	213,853	84,052	135,323	72,233	49,779	42,687	30,303	30,361

Separate Account Annual Charges of 1.70%

	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011
BLACKROCK GLOBAL ALLOCATION V.I. FUND										
(Funds were first received in this option during April 2008)										
Value at beginning of period							$10.09	$7.97	$9.48	$10.23
Value at end of period							$7.97	$9.48	$10.23	$9.69
Number of accumulation units outstanding at end of period							1,684,294	3,117,544	3,721,600	3,693,381
COLUMBIA SMALL CAP VALUE FUND VS										
(Fund first available during November 2003)										
Value at beginning of period		$10.00	$13.82	$16.65	$17.27	$20.26	$19.40	$13.70	$16.84	$20.93
Value at end of period		$13.82	$16.65	$17.27	$20.26	$19.40	$13.70	$16.84	$20.93	$19.31
Number of accumulation units outstanding at end of period		203,540	926,655	917,288	661,613	548,430	434,603	381,207	346,007	292,377
FIDELITY® VIP CONTRAFUND® PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period				$10.23	$11.94	$13.08	$15.09	$8.50	$11.32	$13.01
Value at end of period				$11.94	$13.08	$15.09	$8.50	$11.32	$13.01	$12.43
Number of accumulation units outstanding at end of period				723,220	1,107,520	1,335,727	1,689,055	1,507,302	1,298,423	1,081,665
FIDELITY® VIP EQUITY-INCOME PORTFOLIO										
Value at beginning of period	$9.58	$7.80	$9.97	$10.90	$11.31	$13.34	$13.28	$7.46	$9.53	$10.76
Value at end of period	$7.80	$9.97	$10.90	$11.31	$13.34	$13.28	$7.46	$9.53	$10.76	$10.65
Number of accumulation units outstanding at end of period	338,456	881,408	1,224,611	1,094,676	1,226,029	977,380	667,353	580,670	509,299	431,834
ING AMERICAN FUNDS ASSET ALLOCATION PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period							$9.94	$7.17	$8.70	$9.58
Value at end of period							$7.17	$8.70	$9.58	$9.50
Number of accumulation units outstanding at end of period							939,255	1,992,965	1,963,280	1,943,512
ING AMERICAN FUNDS GLOBAL GROWTH AND INCOME PORTFOLIO										
(Funds were first received in this option during January 2008)										
Value at beginning of period							$10.01	$8.82	$9.73	$10.14
Value at end of period							$8.82	$9.73	$10.14	$10.54
Number of accumulation units outstanding at end of period							1,125,424	1,930,945	1,976,688	1,666,881
ING AMERICAN FUNDS BOND PORTFOLIO										
(Funds were first received in this option during January 2011)										
Value at beginning of period										$9.91
Value at end of period										$9.30
Number of accumulation units outstanding at end of period										18,377
ING AMERICAN FUNDS GROWTH PORTFOLIO										
(Fund first available during September 2003)										
Value at beginning of period		$10.00	$10.76	$11.84	$13.45	$14.50	$15.93	$8.72	$11.90	$13.81
Value at end of period		$10.76	$11.84	$13.45	$14.50	$15.93	$8.72	$11.90	$13.81	$12.92
Number of accumulation units outstanding at end of period		964,596	4,110,117	4,743,152	4,718,835	4,519,539	5,030,658	5,351,232	5,072,856	4,412,909

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
ING AMERICAN FUNDS INTERNATIONAL GROWTH AND INCOME PORTFOLIO										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$9.94									
Value at end of period	$8.79									
Number of accumulation units outstanding at end of period	10,570									
ING AMERICAN FUNDS INTERNATIONAL PORTFOLIO										
(Fund first available during September 2003)										
Value at beginning of period	$18.23	$17.39	$12.43	$21.97	$18.72	$16.09	$13.54	$11.61	$10.00	
Value at end of period	$15.35	$18.23	$17.39	$12.43	$21.97	$18.72	$16.09	$13.54	$11.61	
Number of accumulation units outstanding at end of period	2,061,659	2,331,615	2,578,721	2,347,957	2,257,381	2,319,253	2,083,393	1,408,463	252,100	
ING AMERICAN FUNDS WORLD ALLOCATION PORTFOLIO										
(Funds were first received in this option during October 2008)										
Value at beginning of period	$13.31	$12.02	$9.07	$9.92						
Value at end of period	$12.32	$13.31	$12.02	$9.07						
Number of accumulation units outstanding at end of period	690,716	645,015	524,451	88,972						
ING ARTIO FOREIGN PORTFOLIO										
Value at beginning of period	$13.92	$13.25	$11.21	$20.23	$17.67	$13.91	$12.27	$10.59	$8.21	$10.00
Value at end of period	$10.69	$13.92	$13.25	$11.21	$20.23	$17.67	$13.91	$12.27	$10.59	$8.21
Number of accumulation units outstanding at end of period	1,639,470	1,884,953	2,232,092	1,340,477	1,469,234	1,552,874	1,241,319	830,172	189,658	52,606
ING BARON SMALL CAP GROWTH PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$12.38	$9.96	$7.49	$12.98	$12.44	$10.98	$10.00			
Value at end of period	$12.44	$12.38	$9.96	$7.49	$12.98	$12.44	$10.98			
Number of accumulation units outstanding at end of period	698,960	841,956	832,913	542,366	505,384	334,077	288,123			
ING BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO										
(Fund first available during May 2004)										
Value at beginning of period	$11.16	$10.61	$8.99	$12.82	$12.01	$10.73	$9.89	$9.95		
Value at end of period	$11.49	$11.16	$10.61	$8.99	$12.82	$12.01	$10.73	$9.89		
Number of accumulation units outstanding at end of period	735,206	692,610	773,565	765,832	744,272	830,844	907,938	185,658		
ING BLACKROCK INFLATION PROTECTED BOND PORTFOLIO										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$10.95	$10.56	$9.87							
Value at end of period	$12.06	$10.95	$10.56							
Number of accumulation units outstanding at end of period	1,696,374	1,094,361	574,298							
ING BLACKROCK LARGE CAP GROWTH PORTFOLIO										
Value at beginning of period	$11.11	$9.96	$7.79	$13.00	$12.39	$11.76	$10.85	$9.93	$7.96	$10.00
Value at end of period	$10.75	$11.11	$9.96	$7.79	$13.00	$12.39	$11.76	$10.85	$9.93	$7.96
Number of accumulation units outstanding at end of period	567,781	550,092	614,329	563,849	648,515	740,982	899,507	151,830	113,463	44,257
ING BLACKROCK SCIENCE AND TECHNOLOGY OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$11.31	$9.73	$6.49	$9.99						
Value at end of period	$9.94	$11.31	$9.73	$6.49						
Number of accumulation units outstanding at end of period	654,294	737,799	817,125	476,360						
ING CLARION GLOBAL REAL ESTATE PORTFOLIO										
(Fund first available during May 2006)										
Value at beginning of period	$10.70	$9.38	$7.15	$12.39	$13.60	$11.05				
Value at end of period	$9.96	$10.70	$9.38	$7.15	$12.39	$13.60				
Number of accumulation units outstanding at end of period	280,998	334,955	401,762	401,569	338,634	231,895				

Condensed Financial Information (continued)

	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011
ING CLARION REAL ESTATE PORTFOLIO										
Value at beginning of period	$27.27	$26.86	$36.36	$49.24	$56.54	$76.50	$61.85	$37.38	$49.93	$62.82
Value at end of period	$26.86	$36.36	$49.24	$56.54	$76.50	$61.85	$37.38	$49.93	$62.82	$67.62
Number of accumulation units outstanding at end of period	977,818	1,057,432	1,054,396	952,425	830,289	559,409	390,879	321,061	268,696	231,154
ING COLUMBIA SMALL CAP VALUE II PORTFOLIO										
(Fund first available during May 2006)										
Value at beginning of period					$10.05	$10.03	$10.16	$6.58	$8.07	$9.94
Value at end of period					$10.03	$10.16	$6.58	$8.07	$9.94	$9.50
Number of accumulation units outstanding at end of period					323,905	353,820	511,113	604,419	511,763	433,174
ING DAVIS NEW YORK VENTURE PORTFOLIO										
(Fund first available during December 2005)										
Value at beginning of period				$9.95	$9.91	$11.09	$11.35	$6.78	$8.78	$9.67
Value at end of period				$9.91	$11.09	$11.35	$6.78	$8.78	$9.67	$9.06
Number of accumulation units outstanding at end of period				15,529	359,224	425,914	661,802	864,230	920,705	819,616
ING DFA WORLD EQUITY PORTFOLIO										
(Funds were first received in this option during August 2007)										
Value at beginning of period						$10.00	$10.39	$5.82	$6.96	$8.55
Value at end of period						$10.39	$5.82	$6.96	$8.55	$7.63
Number of accumulation units outstanding at end of period						12,115	319,219	395,528	478,367	419,811
ING EURO STOXX 50® INDEX PORTFOLIO										
(Funds were first received in this option during November 2009)										
Value at beginning of period								$9.63	$9.80	$8.76
Value at end of period								$9.80	$8.76	$7.12
Number of accumulation units outstanding at end of period								5,067	12,538	9,568
ING FMR^{SM} DIVERSIFIED MID CAP PORTFOLIO										
Value at beginning of period	$9.06	$7.18	$9.42	$11.50	$13.21	$14.53	$16.36	$9.79	$13.39	$16.89
Value at end of period	$7.18	$9.42	$11.50	$13.21	$14.53	$16.36	$9.79	$13.39	$16.89	$14.79
Number of accumulation units outstanding at end of period	1,210,500	1,406,797	1,782,971	3,959,235	3,487,689	5,914,408	4,962,459	4,625,632	4,041,191	3,393,678
ING FRANKLIN INCOME PORTFOLIO										
(Fund first available during May 2006)										
Value at beginning of period					$9.99	$10.90	$11.00	$7.65	$9.93	$11.03
Value at end of period					$10.90	$11.00	$7.65	$9.93	$11.03	$11.11
Number of accumulation units outstanding at end of period					652,185	1,262,187	1,421,792	1,695,841	1,503,414	1,622,711
ING FRANKLIN MUTUAL SHARES PORTFOLIO										
(Funds were first received in this option during May 2007)										
Value at beginning of period						$12.48	$11.86	$7.26	$9.02	$9.89
Value at end of period						$11.86	$7.26	$9.02	$9.89	$9.65
Number of accumulation units outstanding at end of period						443,087	509,013	593,359	560,126	517,168
ING FRANKLIN TEMPLETON FOUNDING STRATEGY PORTFOLIO										
(Funds were first received in this option during May 2007)										
Value at beginning of period						$10.00	$9.59	$6.06	$7.76	$8.45
Value at end of period						$9.59	$6.06	$7.76	$8.45	$8.20
Number of accumulation units outstanding at end of period						206,684	2,372,617	2,510,820	2,395,440	2,265,852
ING FTSE 100 INDEX® PORTFOLIO										
(Funds were first received in this option during November 2009)										
Value at beginning of period								$10.65	$10.26	$10.98
Value at end of period								$10.26	$10.98	$10.34
Number of accumulation units outstanding at end of period								4,771	9,573	9,583
ING GLOBAL RESOURCES PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during January 2011)										
Value at beginning of period										$9.96
Value at end of period										$8.83
Number of accumulation units outstanding at end of period										356,594

CFI 35

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
ING GLOBAL RESOURCES PORTFOLIO (CLASS S)										
Value at beginning of period	$41.79	$34.95	$25.85	$44.58	$34.03	$28.51	$21.06	$20.13	$13.45	$13.58
Value at end of period	$37.32	$41.79	$34.95	$25.85	$44.58	$34.03	$28.51	$21.06	$20.13	$13.45
Number of accumulation units outstanding at end of period	554,538	647,095	827,368	903,562	928,032	1,107,524	1,146,344	1,046,499	1,031,494	968,858
ING GROWTH AND INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$8.70	$7.77	$6.08	$9.34						
Value at end of period	$8.51	$8.70	$7.77	$6.08						
Number of accumulation units outstanding at end of period	4,487,171	2,991,951	3,437,048	3,117,555						
ING GROWTH AND INCOME PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$9.99									
Value at end of period	$9.54									
Number of accumulation units outstanding at end of period	3,747,317									
ING HANG SENG INDEX PORTFOLIO										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$13.67	$12.93	$10.01							
Value at end of period	$10.96	$13.67	$12.93							
Number of accumulation units outstanding at end of period	117,139	145,965	97,826							
ING INDEX PLUS LARGECAP PORTFOLIO										
(Fund first available during August 2003)										
Value at beginning of period	$9.60	$8.59	$7.11	$11.55	$11.22	$9.98	$9.66	$8.91	$10.00	
Value at end of period	$9.40	$9.60	$8.59	$7.11	$11.55	$11.22	$9.98	$9.66	$8.91	
Number of accumulation units outstanding at end of period	176,576	198,596	218,164	269,073	336,767	347,018	417,442	515,077	295,431	
ING INDEX PLUS MIDCAP PORTFOLIO										
(Fund first available during May 2004)										
Value at beginning of period	$12.85	$10.75	$8.32	$13.60	$13.14	$12.25	$11.24	$10.09		
Value at end of period	$12.46	$12.85	$10.75	$8.32	$13.60	$13.14	$12.25	$11.24		
Number of accumulation units outstanding at end of period	161,344	190,119	217,932	251,096	344,719	409,291	418,820	179,042		
ING INDEX PLUS SMALLCAP PORTFOLIO										
(Fund first available during May 2004)										
Value at beginning of period	$12.16	$10.10	$8.25	$12.66	$13.77	$12.34	$11.70	$10.08		
Value at end of period	$11.84	$12.16	$10.10	$8.25	$12.66	$13.77	$12.34	$11.70		
Number of accumulation units outstanding at end of period	142,424	173,219	192,807	220,948	297,408	394,633	332,296	155,689		
ING INTERMEDIATE BOND PORTFOLIO										
Value at beginning of period	$12.91	$11.99	$10.96	$12.21	$11.75	$11.52	$11.38	$11.07	$10.62	$10.00
Value at end of period	$13.62	$12.91	$11.99	$10.96	$12.21	$11.75	$11.52	$11.38	$11.07	$10.62
Number of accumulation units outstanding at end of period	2,369,810	2,331,473	2,465,570	2,254,149	1,956,196	1,829,495	2,434,132	1,363,685	587,973	707,083
ING INTERNATIONAL INDEX PORTFOLIO										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$8.02	$7.58	$6.05	$10.25						
Value at end of period	$6.90	$8.02	$7.58	$6.05						
Number of accumulation units outstanding at end of period	188,041	257,004	248,136	47,877						
ING INVESCO VAN KAMPEN COMSTOCK PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$12.04	$10.64	$8.42	$13.48	$14.04	$12.32	$12.12			
Value at end of period	$11.59	$12.04	$10.64	$8.42	$13.48	$14.04	$12.32			
Number of accumulation units outstanding at end of period	328,673	321,611	249,815	166,432	232,922	161,934	114,900			
ING INVESCO VAN KAMPEN EQUITY AND INCOME PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$12.10	$10.99	$9.13	$12.16	$11.97	$10.84	$10.16			
Value at end of period	$11.74	$12.10	$10.99	$9.13	$12.16	$11.97	$10.84			
Number of accumulation units outstanding at end of period	590,476	673,114	686,960	738,976	120,697	81,712	76,209			

CFI 36

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
ING INVESCO VAN KAMPEN GROWTH AND INCOME PORTFOLIO										
Value at beginning of period	$27.82	$25.16	$20.65	$30.99	$30.73	$26.95	$24.91	$22.21	$17.67	$21.08
Value at end of period	$26.76	$27.82	$25.16	$20.65	$30.99	$30.73	$26.95	$24.91	$22.21	$17.67
Number of accumulation units outstanding at end of period	2,249,648	2,554,507	2,935,213	3,235,910	3,931,481	4,684,092	5,222,281	5,937,187	6,539,928	7,350,028
ING JAPAN TOPIX INDEX® PORTFOLIO										
(Funds were first received in this option during November 2009)										
Value at beginning of period	$11.01	$9.85	$9.77							
Value at end of period	$9.34	$11.01	$9.85							
Number of accumulation units outstanding at end of period	22,870	21,607	1,512							
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO										
Value at beginning of period	$23.58	$19.94	$11.82	$24.68	$18.13	$13.58	$10.25	$8.85	$6.14	$7.00
Value at end of period	$18.94	$23.58	$19.94	$11.82	$24.68	$18.13	$13.58	$10.25	$8.85	$6.14
Number of accumulation units outstanding at end of period	965,704	1,011,850	1,305,782	1,425,398	1,692,940	1,680,117	1,660,184	1,481,109	1,492,155	1,283,289
ING JPMORGAN MID CAP VALUE PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$10.29	$8.52	$6.89	$10.11						
Value at end of period	$10.30	$10.29	$8.52	$6.89						
Number of accumulation units outstanding at end of period	414,337	501,493	270,472	100,126						
ING JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO										
Value at beginning of period	$15.50	$12.45	$9.94	$14.44	$14.94	$13.03	$13.63	$10.33	$7.83	$10.00
Value at end of period	$15.04	$15.50	$12.45	$9.94	$14.44	$14.94	$13.03	$13.63	$10.33	$7.83
Number of accumulation units outstanding at end of period	437,975	561,305	400,913	390,354	508,207	672,346	650,083	750,693	498,967	166,809
ING LARGE CAP GROWTH PORTFOLIO										
(Fund first available during May 2004)										
Value at beginning of period	$13.64	$12.15	$8.68	$12.18	$11.10	$10.70	$10.46	$9.78		
Value at end of period	$13.71	$13.64	$12.15	$8.68	$12.18	$11.10	$10.70	$10.46		
Number of accumulation units outstanding at end of period	645,863	354,546	273,883	41,442	13,289	36,478	16,383	34,588		
ING LARGE CAP VALUE PORTFOLIO										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$10.05									
Value at end of period	$10.02									
Number of accumulation units outstanding at end of period	454,492									
ING LIMITED MATURITY BOND PORTFOLIO										
Value at beginning of period	$21.59	$21.29	$20.21	$20.61	$19.82	$19.42	$19.44	$19.50	$19.29	$18.30
Value at end of period	$21.47	$21.59	$21.29	$20.21	$20.61	$19.82	$19.42	$19.44	$19.50	$19.29
Number of accumulation units outstanding at end of period	541,365	698,357	811,294	930,227	1,296,605	1,613,602	1,943,416	2,522,674	3,602,661	4,436,723
ING LIQUID ASSETS PORTFOLIO										
Value at beginning of period	$15.60	$15.87	$16.09	$15.98	$15.49	$15.06	$14.90	$15.02	$15.17	$15.21
Value at end of period	$15.34	$15.60	$15.87	$16.09	$15.98	$15.49	$15.06	$14.90	$15.02	$15.17
Number of accumulation units outstanding at end of period	4,162,838	4,773,219	6,266,485	9,058,019	4,420,567	4,005,132	4,520,877	4,839,983	6,180,281	8,964,021
ING MARSICO GROWTH PORTFOLIO										
Value at beginning of period	$16.14	$13.70	$10.80	$18.42	$16.41	$15.91	$14.86	$13.44	$10.30	$14.88
Value at end of period	$15.60	$16.14	$13.70	$10.80	$18.42	$16.41	$15.91	$14.86	$13.44	$10.30
Number of accumulation units outstanding at end of period	3,175,641	3,665,042	4,163,268	4,696,271	5,570,776	6,632,152	7,745,612	8,870,600	10,340,319	11,094,010
ING MFS TOTAL RETURN PORTFOLIO										
Value at beginning of period	$25.56	$23.67	$20.42	$26.75	$26.17	$23.78	$23.51	$21.52	$18.75	$20.10
Value at end of period	$25.52	$25.56	$23.67	$20.42	$26.75	$26.17	$23.78	$23.51	$21.52	$18.75
Number of accumulation units outstanding at end of period	2,843,205	3,277,242	3,747,181	4,110,240	4,955,781	5,806,272	6,887,224	7,728,640	8,577,564	8,722,390
ING MFS UTILITIES PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$16.36	$14.64	$11.21	$18.31	$14.63	$11.37	$10.14			
Value at end of period	$17.11	$16.36	$14.64	$11.21	$18.31	$14.63	$11.37			
Number of accumulation units outstanding at end of period	996,428	998,209	1,059,650	1,023,579	1,046,926	833,825	813,290			

Access

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
ING MIDCAP OPPORTUNITIES PORTFOLIO										
(Fund first available during April 2004)										
Value at beginning of period	$11.39	$8.91	$6.43	$10.50	$8.52	$8.05	$7.43	$7.08		
Value at end of period	$11.11	$11.39	$8.91	$6.43	$10.50	$8.52	$8.05	$7.43		
Number of accumulation units outstanding at end of period	2,991,666	3,452,664	3,713,348	4,131,153	155,482	188,735	219,579	252,836		
ING MORGAN STANLEY GLOBAL FRANCHISE PORTFOLIO										
Value at beginning of period	$17.01	$15.19	$11.99	$17.08	$15.84	$13.28	$12.13	$10.96	$8.83	$10.00
Value at end of period	$18.24	$17.01	$15.19	$11.99	$17.08	$15.84	$13.28	$12.13	$10.96	$8.83
Number of accumulation units outstanding at end of period	495,196	563,863	535,579	588,338	623,439	764,298	758,831	601,307	396,477	222,557
ING OPPENHEIMER ACTIVE ALLOCATION PORTFOLIO										
(Funds were first received in this option during October 2008)										
Value at beginning of period	$11.89	$10.61	$8.43	$8.96						
Value at end of period	$11.17	$11.89	$10.61	$8.43						
Number of accumulation units outstanding at end of period	114,384	329,082	60,086	7,774						
ING OPPENHEIMER GLOBAL PORTFOLIO (CLASS S)										
(Fund first available during May 2005)										
Value at beginning of period	$13.17	$11.57	$8.44	$14.43	$13.81	$11.94	$10.12			
Value at end of period	$11.86	$13.17	$11.57	$8.44	$14.43	$13.81	$11.94			
Number of accumulation units outstanding at end of period	152,743	151,268	216,077	230,098	229,043	167,397	85,666			
ING PIMCO HIGH YIELD PORTFOLIO										
(Fund first available during May 2004)										
Value at beginning of period	$15.06	$13.41	$9.13	$11.99	$11.86	$11.07	$10.80	$10.00		
Value at end of period	$15.46	$15.06	$13.41	$9.13	$11.99	$11.86	$11.07	$10.80		
Number of accumulation units outstanding at end of period	2,219,344	2,466,409	2,591,193	3,078,712	4,086,052	5,056,465	5,745,875	6,965,131		
ING PIMCO TOTAL RETURN BOND PORTFOLIO										
Value at beginning of period	$17.76	$16.77	$14.91	$14.56	$13.59	$13.25	$13.15	$12.76	$12.39	$11.60
Value at end of period	$18.06	$17.76	$16.77	$14.91	$14.56	$13.59	$13.25	$13.15	$12.76	$12.39
Number of accumulation units outstanding at end of period	6,376,816	7,179,747	7,446,561	5,969,432	3,768,196	3,862,724	4,083,395	4,363,496	4,594,825	4,423,426
ING PIONEER FUND PORTFOLIO (CLASS S)										
(Fund first available during May 2005)										
Value at beginning of period	$11.58	$10.17	$8.33	$12.99	$12.58	$10.96	$10.29			
Value at end of period	$10.87	$11.58	$10.17	$8.33	$12.99	$12.58	$10.96			
Number of accumulation units outstanding at end of period	221,155	236,900	230,036	226,183	319,878	420,023	407,726			
ING PIONEER MID CAP VALUE PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$11.68	$10.07	$8.19	$12.46	$12.01	$10.87	$10.07			
Value at end of period	$10.91	$11.68	$10.07	$8.19	$12.46	$12.01	$10.87			
Number of accumulation units outstanding at end of period	3,065,516	3,550,622	4,040,542	4,340,222	2,315,797	2,541,291	3,043,893			
ING RETIREMENT CONSERVATIVE PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$8.81	$8.31	$8.25							
Value at end of period	$9.11	$8.81	$8.31							
Number of accumulation units outstanding at end of period	2,754,472	2,697,248	2,377,555							
ING RETIREMENT GROWTH PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$10.28	$9.37	$9.21							
Value at end of period	$9.98	$10.28	$9.37							
Number of accumulation units outstanding at end of period	9,339,028	10,270,361	10,541,770							
ING RETIREMENT MODERATE GROWTH PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$10.50	$9.63	$9.49							
Value at end of period	$10.33	$10.50	$9.63							
Number of accumulation units outstanding at end of period	8,955,848	9,590,943	9,960,273							

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
ING RETIREMENT MODERATE PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$10.61	$9.85	$9.75							
Value at end of period	$10.65	$10.61	$9.85							
Number of accumulation units outstanding at end of period	5,331,195	5,863,080	6,380,869							
ING RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$14.00	$12.66	$10.27							
Value at end of period	$14.30	$14.00	$12.66							
Number of accumulation units outstanding at end of period	457,843	503,489	565,479							
ING RUSSELL™ LARGE CAP INDEX PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$8.95	$8.13	$6.70	$10.17						
Value at end of period	$8.98	$8.95	$8.13	$6.70						
Number of accumulation units outstanding at end of period	4,937,104	5,831,461	6,625,442	70,299						
ING RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$13.64	$12.48	$10.35							
Value at end of period	$13.48	$13.64	$12.48							
Number of accumulation units outstanding at end of period	111,472	92,052	27,244							
ING RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$16.04	$12.97	$10.40							
Value at end of period	$15.42	$16.04	$12.97							
Number of accumulation units outstanding at end of period	2,105,460	2,482,145	2,798,443							
ING RUSSELL™ MID CAP INDEX PORTFOLIO										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$10.31	$8.40	$6.12	$10.60						
Value at end of period	$9.93	$10.31	$8.40	$6.12						
Number of accumulation units outstanding at end of period	448,753	612,676	571,519	100,641						
ING RUSSELL™ SMALL CAP INDEX PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$10.71	$8.64	$6.95	$10.06						
Value at end of period	$10.08	$10.71	$8.64	$6.95						
Number of accumulation units outstanding at end of period	527,261	816,183	641,199	313,012						
ING SMALL CAP OPPORTUNITIES PORTFOLIO										
Value at beginning of period	$9.25	$7.12	$5.54	$8.62	$7.99	$7.23	$6.76	$6.25	$4.60	$8.31
Value at end of period	$9.14	$9.25	$7.12	$5.54	$8.62	$7.99	$7.23	$6.76	$6.25	$4.60
Number of accumulation units outstanding at end of period	262,328	314,195	361,812	420,053	514,062	628,606	681,239	833,896	948,468	483,572
ING SMALL COMPANY PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$10.88	$8.92	$7.13	$10.08						
Value at end of period	$10.41	$10.88	$8.92	$7.13						
Number of accumulation units outstanding at end of period	214,608	248,836	311,524	175,101						
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO										
Value at beginning of period	$48.39	$43.17	$32.96	$46.25	$45.07	$39.99	$37.76	$32.94	$26.76	$27.09
Value at end of period	$48.94	$48.39	$43.17	$32.96	$46.25	$45.07	$39.99	$37.76	$32.94	$26.76
Number of accumulation units outstanding at end of period	2,665,152	3,062,578	3,402,777	3,579,728	4,014,018	4,599,275	5,150,061	5,525,149	5,299,315	5,386,259
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO										
Value at beginning of period	$28.93	$25.60	$20.84	$32.96	$32.54	$27.79	$27.21	$24.09	$19.58	$22.94
Value at end of period	$28.18	$28.93	$25.60	$20.84	$32.96	$32.54	$27.79	$27.21	$24.09	$19.58
Number of accumulation units outstanding at end of period	1,647,604	1,806,131	2,038,278	2,092,368	2,515,157	2,919,174	3,337,338	3,691,299	3,460,523	3,360,157

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO										
(Funds were first received in this option during May 2007)										
Value at beginning of period	$9.24	$8.06	$5.75	$10.15	$10.10					
Value at end of period	$8.97	$9.24	$8.06	$5.75	$10.15					
Number of accumulation units outstanding at end of period	474,261	521,491	516,453	114,703	104,815					
ING T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$13.44	$12.02	$8.89	$17.91	$15.11	$12.39	$10.15			
Value at end of period	$11.59	$13.44	$12.02	$8.89	$17.91	$15.11	$12.39			
Number of accumulation units outstanding at end of period	412,626	456,831	559,482	691,116	706,945	603,745	605,153			
ING TEMPLETON FOREIGN EQUITY PORTFOLIO										
(Fund first available during May 2006)										
Value at beginning of period	$10.21	$9.56	$7.38	$12.64	$11.16	$10.09				
Value at end of period	$8.81	$10.21	$9.56	$7.38	$12.64	$11.16				
Number of accumulation units outstanding at end of period	633,451	756,156	780,779	542,999	303,476	88,170				
ING TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$20.79	$19.63	$15.09	$25.45	$25.29	$21.10	$19.53	$17.91	$13.36	$17.03
Value at end of period	$19.27	$20.79	$19.63	$25.09	$25.45	$25.29	$21.10	$19.53	$17.91	$13.36
Number of accumulation units outstanding at end of period	641,973	753,685	828,443	875,862	1,009,766	1,185,454	1,260,151	1,445,887	1,425,812	1,143,491
ING THORNBURG VALUE PORTFOLIO										
(Funds were first received in this option during August 2006)										
Value at beginning of period	$10.97	$10.04	$7.08	$11.98	$11.39	$10.01				
Value at end of period	$9.35	$10.97	$10.04	$7.08	$11.98	$11.39				
Number of accumulation units outstanding at end of period	17,669	18,020	28,870	29,915	63,253	37,414				
ING U.S. BOND INDEX PORTFOLIO										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$10.99	$10.56	$10.18	$10.04						
Value at end of period	$11.56	$10.99	$10.56	$10.18						
Number of accumulation units outstanding at end of period	1,257,147	709,327	792,018	633,677						
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$10.54	$9.49	$7.34	$12.44	$12.54	$11.16	$10.30			
Value at end of period	$10.09	$10.54	$9.49	$7.34	$12.44	$12.54	$11.16			
Number of accumulation units outstanding at end of period	7,314	7,523	10,930	13,053	44,060	68,155	24,442			
ING WISDOM TREE℠ GLOBAL HIGH-YIELDING EQUITY INDEX PORTFOLIO										
(Funds were first received in this option during January 2008)										
Value at beginning of period	$8.06	$7.74	$6.06	$9.95						
Value at end of period	$7.61	$8.06	$7.74	$6.06						
Number of accumulation units outstanding at end of period	752,428	818,579	980,137	712,855						
INVESCO V.I. LEISURE FUND										
Value at beginning of period	$12.06	$10.07	$7.71	$13.77	$14.13	$11.53	$11.87	$10.65	$8.42	$10.00
Value at end of period	$11.40	$12.06	$10.07	$7.71	$13.77	$14.13	$11.53	$11.87	$10.65	$8.42
Number of accumulation units outstanding at end of period	46,170	50,675	58,504	82,780	123,110	153,940	211,145	237,033	155,027	30,007
PROFUND VP BULL										
Value at beginning of period	$8.34	$7.54	$6.17	$10.06	$9.89	$8.85	$8.76	$8.19	$6.63	$8.88
Value at end of period	$8.20	$8.34	$7.54	$6.17	$10.06	$9.89	$8.85	$8.76	$8.19	$6.63
Number of accumulation units outstanding at end of period	79,497	83,068	90,391	105,711	117,958	272,360	413,814	734,907	548,338	342,070
PROFUND VP EUROPE 30										
Value at beginning of period	$9.21	$9.13	$7.02	$12.75	$11.33	$9.80	$9.23	$8.21	$6.02	$8.25
Value at end of period	$8.25	$9.21	$9.13	$7.02	$12.75	$11.33	$9.80	$9.23	$8.21	$6.02
Number of accumulation units outstanding at end of period	70,476	74,816	86,689	103,742	129,818	183,795	242,495	305,286	538,227	181,953

CFI 40

Access

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
PROFUND VP RISING RATES OPPORTUNITY										
(Fund first available during October 2003)										
Value at beginning of period	$4.90	$5.93	$4.57	$7.49	$8.04	$7.42	$8.20	$9.36	$10.00	
Value at end of period	$3.01	$4.90	$5.93	$4.57	$7.49	$8.04	$7.42	$8.20	$9.36	
Number of accumulation units outstanding at end of period	106,744	108,848	116,431	144,442	188,563	286,368	438,175	347,573	404,098	

Separate Account Annual Charges of 1.75%

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
BLACKROCK GLOBAL ALLOCATION V.I. FUND										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$10.21	$9.47	$7.97	$10.04						
Value at end of period	$9.67	$10.21	$9.47	$7.97						
Number of accumulation units outstanding at end of period	1,024,482	1,130,871	1,025,896	167,445						
COLUMBIA SMALL CAP VALUE FUND VS										
(Fund first available during November 2003)										
Value at beginning of period	$20.85	$16.78	$13.66	$19.36	$20.22	$17.24	$16.64	$13.82	$10.00	
Value at end of period	$19.23	$20.85	$16.78	$13.66	$19.36	$20.22	$17.24	$16.64	$13.82	
Number of accumulation units outstanding at end of period	108,654	133,922	154,250	195,678	237,998	314,959	467,852	354,307	159,277	
FIDELITY® VIP CONTRAFUND® PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$12.97	$11.29	$8.48	$15.06	$13.07	$11.94	$10.23			
Value at end of period	$12.39	$12.97	$11.29	$8.48	$15.06	$13.07	$11.94			
Number of accumulation units outstanding at end of period	235,957	299,967	358,684	444,100	493,102	355,442	200,749			
FIDELITY® VIP EQUITY-INCOME PORTFOLIO										
Value at beginning of period	$10.71	$9.49	$7.43	$13.23	$13.30	$11.29	$10.88	$9.96	$7.79	$9.57
Value at end of period	$10.59	$10.71	$9.49	$7.43	$13.23	$13.30	$11.29	$10.88	$9.96	$7.79
Number of accumulation units outstanding at end of period	358,968	417,372	465,583	530,273	682,579	725,114	739,319	1,163,703	987,940	139,297
ING AMERICAN FUNDS ASSET ALLOCATION PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$9.56	$8.69	$7.17	$9.94						
Value at end of period	$9.48	$9.56	$8.69	$7.17						
Number of accumulation units outstanding at end of period	122,886	104,038	97,544	49,722						
ING AMERICAN FUNDS BOND PORTFOLIO										
(Funds were first received in this option during January 2008)										
Value at beginning of period	$10.13	$9.72	$8.82	$10.00						
Value at end of period	$10.52	$10.13	$9.72	$8.82						
Number of accumulation units outstanding at end of period	242,027	296,209	349,941	208,410						
ING AMERICAN FUNDS GLOBAL GROWTH AND INCOME PORTFOLIO										
(Funds were first received in this option during February 2011)										
Value at beginning of period	$10.13									
Value at end of period	$9.29									
Number of accumulation units outstanding at end of period	10,513									
ING AMERICAN FUNDS GROWTH PORTFOLIO										
(Fund first available during September 2003)										
Value at beginning of period	$13.76	$11.86	$8.70	$15.90	$14.48	$13.44	$11.83	$10.76	$10.00	
Value at end of period	$12.87	$13.76	$11.86	$8.70	$15.90	$14.48	$13.44	$11.83	$10.76	
Number of accumulation units outstanding at end of period	952,049	1,180,264	1,261,996	1,409,201	1,691,270	1,933,064	1,942,130	2,291,803	726,382	

Condensed Financial Information (continued)

	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011
ING AMERICAN FUNDS INTERNATIONAL GROWTH AND INCOME PORTFOLIO										
(Funds were first received in this option during February 2011)										
Value at beginning of period										$10.07
Value at end of period										$8.78
Number of accumulation units outstanding at end of period										9,731
ING AMERICAN FUNDS INTERNATIONAL PORTFOLIO										
(Fund first available during September 2003)										
Value at beginning of period		$10.00	$11.60	$13.53	$16.07	$18.69	$21.92	$12.39	$17.33	$18.17
Value at end of period		$11.60	$13.53	$16.07	$18.69	$21.92	$12.39	$17.33	$18.17	$15.28
Number of accumulation units outstanding at end of period		208,539	865,696	925,189	992,537	1,013,920	739,896	660,049	586,478	466,879
ING AMERICAN FUNDS WORLD ALLOCATION PORTFOLIO										
(Funds were first received in this option during May 2009)										
Value at beginning of period								$9.91	$12.01	$13.29
Value at end of period								$12.01	$13.29	$12.30
Number of accumulation units outstanding at end of period								14,724	40,505	48,833
ING ARTIO FOREIGN PORTFOLIO										
Value at beginning of period	$10.00	$8.21	$10.58	$12.25	$13.89	$17.63	$20.17	$11.17	$13.20	$13.85
Value at end of period	$8.21	$10.58	$12.25	$13.89	$17.63	$20.17	$11.17	$13.20	$13.85	$10.64
Number of accumulation units outstanding at end of period	9,890	22,762	330,064	338,367	494,600	550,366	452,645	437,339	375,812	301,164
ING BARON SMALL CAP GROWTH PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period				$9.90	$10.98	$12.43	$12.96	$7.48	$9.94	$12.35
Value at end of period				$10.98	$12.43	$12.96	$7.48	$9.94	$12.35	$12.40
Number of accumulation units outstanding at end of period				96,126	163,393	172,289	164,305	187,942	178,126	149,529
ING BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO										
(Fund first available during May 2004)										
Value at beginning of period			$10.03	$9.88	$10.72	$12.00	$12.79	$8.97	$10.58	$11.12
Value at end of period			$9.88	$10.72	$12.00	$12.79	$8.97	$10.58	$11.12	$11.44
Number of accumulation units outstanding at end of period			78,661	518,299	496,922	401,785	365,994	322,322	280,367	222,670
ING BLACKROCK INFLATION PROTECTED BOND PORTFOLIO										
(Funds were first received in this option during May 2009)										
Value at beginning of period								$9.91	$10.56	$10.94
Value at end of period								$10.56	$10.94	$12.05
Number of accumulation units outstanding at end of period								99,495	158,549	226,173
ING BLACKROCK LARGE CAP GROWTH PORTFOLIO										
Value at beginning of period	$10.00	$7.96	$9.92	$10.83	$11.74	$12.36	$12.96	$7.76	$9.93	$11.06
Value at end of period	$7.96	$9.92	$10.83	$11.74	$12.36	$12.96	$7.76	$9.93	$11.06	$10.70
Number of accumulation units outstanding at end of period	16,838	120,271	67,045	650,446	568,420	460,434	382,379	351,371	301,246	262,165
ING BLACKROCK SCIENCE AND TECHNOLOGY OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period							$9.99	$6.49	$9.73	$11.29
Value at end of period							$6.49	$9.73	$11.29	$9.92
Number of accumulation units outstanding at end of period							215,733	220,402	225,420	188,146
ING CLARION GLOBAL REAL ESTATE PORTFOLIO										
(Fund first available during May 2006)										
Value at beginning of period					$11.42	$13.59	$12.38	$7.14	$9.36	$10.67
Value at end of period					$13.59	$12.38	$7.14	$9.36	$10.67	$9.93
Number of accumulation units outstanding at end of period					101,564	81,623	74,427	63,073	53,304	45,901

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
ING CLARION REAL ESTATE PORTFOLIO										
Value at beginning of period	$62.12	$49.40	$37.00	$61.26	$75.80	$56.05	$48.85	$36.09	$26.67	$27.09
Value at end of period	$66.84	$62.12	$49.40	$37.00	$61.26	$75.80	$56.05	$48.85	$36.09	$26.67
Number of accumulation units outstanding at end of period	81,510	104,827	127,889	162,446	224,152	366,031	364,509	463,695	398,419	271,009
ING COLUMBIA SMALL CAP VALUE II PORTFOLIO										
(Fund first available during May 2006)										
Value at beginning of period	$9.91	$8.05	$6.57	$10.15	$10.03	$10.05				
Value at end of period	$9.48	$9.91	$8.05	$6.57	$10.15	$10.03				
Number of accumulation units outstanding at end of period	91,440	104,288	127,896	147,871	176,039	103,094				
ING DAVIS NEW YORK VENTURE PORTFOLIO										
(Fund first available during January 2006)										
Value at beginning of period	$9.64	$8.76	$6.77	$11.34	$11.08	$10.10				
Value at end of period	$9.03	$9.64	$8.76	$6.77	$11.34	$11.08				
Number of accumulation units outstanding at end of period	127,463	154,749	150,347	163,151	106,843	83,211				
ING DFA WORLD EQUITY PORTFOLIO										
(Funds were first received in this option during August 2007)										
Value at beginning of period	$8.53	$6.96	$5.81	$10.39	$10.02					
Value at end of period	$7.61	$8.53	$6.96	$5.81	$10.39					
Number of accumulation units outstanding at end of period	45,924	57,530	9,911	27,567	45,000					
ING EURO STOXX 50® INDEX PORTFOLIO										
(Funds were first received in this option during November 2009)										
Value at beginning of period	$8.75	$9.80	$10.14							
Value at end of period	$7.11	$8.75	$9.80							
Number of accumulation units outstanding at end of period	0	0	455							
ING FMR℠ DIVERSIFIED MID CAP PORTFOLIO										
Value at beginning of period	$16.81	$13.32	$9.74	$16.30	$14.49	$13.18	$11.47	$9.41	$7.17	$9.05
Value at end of period	$14.70	$16.81	$13.32	$9.74	$16.30	$14.49	$13.18	$11.47	$9.41	$7.17
Number of accumulation units outstanding at end of period	1,010,372	1,252,269	1,420,747	1,606,529	1,931,572	1,483,799	1,638,208	1,114,410	839,244	335,910
ING FRANKLIN INCOME PORTFOLIO										
(Fund first available during May 2006)										
Value at beginning of period	$11.00	$9.91	$7.64	$10.99	$10.90	$9.99				
Value at end of period	$11.08	$11.00	$9.91	$7.64	$10.99	$10.90				
Number of accumulation units outstanding at end of period	280,115	297,547	368,963	326,241	270,226	142,742				
ING FRANKLIN MUTUAL SHARES PORTFOLIO										
(Funds were first received in this option during May 2007)										
Value at beginning of period	$9.88	$9.01	$7.25	$11.86	$12.53					
Value at end of period	$9.63	$9.88	$9.01	$7.25	$11.86					
Number of accumulation units outstanding at end of period	118,136	124,951	135,567	134,731	145,499					
ING FRANKLIN TEMPLETON FOUNDING STRATEGY PORTFOLIO										
(Funds were first received in this option during May 2007)										
Value at beginning of period	$8.44	$7.75	$6.05	$9.58	$10.09					
Value at end of period	$8.18	$8.44	$7.75	$6.05	$9.58					
Number of accumulation units outstanding at end of period	100,361	102,295	96,861	70,024	162,775					
ING FTSE 100 INDEX® PORTFOLIO										
(Funds were first received in this option during November 2009)										
Value at beginning of period	$10.97	$10.26	$10.65							
Value at end of period	$10.33	$10.97	$10.26							
Number of accumulation units outstanding at end of period	3,902	3,200	433							
ING GLOBAL RESOURCES PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$9.88									
Value at end of period	$8.83									
Number of accumulation units outstanding at end of period	41,461									

Access

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
ING GLOBAL RESOURCES PORTFOLIO (CLASS S)										
Value at beginning of period	$41.33	$34.58	$25.59	$44.15	$33.72	$28.27	$20.89	$19.98	$13.36	$13.49
Value at end of period	$36.89	$41.33	$34.58	$25.59	$44.15	$33.72	$28.27	$20.89	$19.98	$13.36
Number of accumulation units outstanding at end of period	123,084	174,269	223,048	303,749	316,831	330,956	385,687	330,848	210,633	120,308
ING GROWTH AND INCOME PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$9.99									
Value at end of period	$9.54									
Number of accumulation units outstanding at end of period	684,332									
ING GROWTH AND INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during November 2007)										
Value at beginning of period	$8.68	$7.78	$6.09	$9.95	$9.83					
Value at end of period	$8.49	$8.68	$7.78	$6.09	$9.95					
Number of accumulation units outstanding at end of period	2,742,774	2,224,320	5,516,324	3,269,386	15,528					
ING HANG SENG INDEX PORTFOLIO										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$13.66	$12.93	$10.19							
Value at end of period	$10.95	$13.66	$12.93							
Number of accumulation units outstanding at end of period	9,738	27,622	8,843							
ING INDEX PLUS LARGECAP PORTFOLIO										
(Fund first available during August 2003)										
Value at beginning of period	$9.55	$8.56	$7.08	$11.51	$11.18	$9.96	$9.64	$8.90	$10.00	
Value at end of period	$9.35	$9.55	$8.56	$7.08	$11.51	$11.18	$9.96	$9.64	$8.90	
Number of accumulation units outstanding at end of period	118,011	161,651	185,662	219,708	256,881	267,971	299,598	548,608	275,705	
ING INDEX PLUS MIDCAP PORTFOLIO										
(Fund first available during May 2004)										
Value at beginning of period	$12.81	$10.72	$8.30	$13.57	$13.12	$12.24	$11.24	$9.69		
Value at end of period	$12.41	$12.81	$10.72	$8.30	$13.57	$13.12	$12.24	$11.24		
Number of accumulation units outstanding at end of period	30,163	39,171	70,781	117,089	171,859	108,782	138,848	430,312		
ING INDEX PLUS SMALLCAP PORTFOLIO										
(Fund first available during June 2004)										
Value at beginning of period	$12.12	$10.07	$8.23	$12.63	$13.75	$12.33	$11.69	$10.25		
Value at end of period	$11.79	$12.12	$10.07	$8.23	$12.63	$13.75	$12.33	$11.69		
Number of accumulation units outstanding at end of period	16,126	22,717	31,227	43,054	86,144	116,901	147,078	345,339		
ING INTERMEDIATE BOND PORTFOLIO										
Value at beginning of period	$12.85	$11.95	$10.93	$12.17	$11.72	$11.50	$11.37	$11.06	$10.62	$10.00
Value at end of period	$13.55	$12.85	$11.95	$10.93	$12.17	$11.72	$11.50	$11.37	$11.06	$10.62
Number of accumulation units outstanding at end of period	472,680	519,722	557,196	570,876	646,304	443,958	453,906	447,751	277,417	218,867
ING INTERNATIONAL INDEX PORTFOLIO										
(Funds were first received in this option during August 2008)										
Value at beginning of period	$8.01	$7.57	$6.05	$8.67						
Value at end of period	$6.89	$8.01	$7.57	$6.05						
Number of accumulation units outstanding at end of period	34,798	42,289	32,930	3,329						
ING INVESCO VAN KAMPEN COMSTOCK PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$11.99	$10.60	$8.39	$13.44	$14.00	$12.30	$12.10			
Value at end of period	$11.53	$11.99	$10.60	$8.39	$13.44	$14.00	$12.30			
Number of accumulation units outstanding at end of period	320,523	359,615	378,272	415,402	485,537	527,949	578,971			
ING INVESCO VAN KAMPEN EQUITY AND INCOME PORTFOLIO										
(Fund first available during July 2005)										
Value at beginning of period	$12.07	$10.96	$9.12	$12.14	$11.96	$10.83	$10.35			
Value at end of period	$11.70	$12.07	$10.96	$9.12	$12.14	$11.96	$10.83			
Number of accumulation units outstanding at end of period	148,295	188,722	222,360	306,848	94,763	108,471	56,894			

CFI 44

Access

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
ING INVESCO VAN KAMPEN GROWTH AND INCOME PORTFOLIO										
Value at beginning of period	$27.58	$24.95	$20.49	$30.77	$30.53	$26.79	$24.77	$22.09	$17.58	$20.99
Value at end of period	$26.51	$27.58	$24.95	$20.49	$30.77	$30.53	$26.79	$24.77	$22.09	$17.58
Number of accumulation units outstanding at end of period	281,912	337,800	388,816	443,563	540,794	677,536	747,521	841,483	841,519	616,373
ING JAPAN TOPIX INDEX® PORTFOLIO										
(Funds were first received in this option during November 2009)										
Value at beginning of period	$11.00	$9.85	$9.77							
Value at end of period	$9.33	$11.00	$9.85							
Number of accumulation units outstanding at end of period	2,041	5,714	378							
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO										
Value at beginning of period	$23.42	$19.82	$11.76	$24.56	$18.05	$13.53	$10.21	$8.83	$6.13	$6.98
Value at end of period	$18.81	$23.42	$19.82	$11.76	$24.56	$18.05	$13.53	$10.21	$8.83	$6.13
Number of accumulation units outstanding at end of period	180,430	206,305	304,281	378,645	501,622	526,429	569,209	414,950	410,102	256,922
ING JPMORGAN MID CAP VALUE PORTFOLIO										
(Funds were first received in this option during June 2008)										
Value at beginning of period	$10.28	$8.51	$6.89	$9.89						
Value at end of period	$10.28	$10.28	$8.51	$6.89						
Number of accumulation units outstanding at end of period	60,593	63,348	46,439	16,589						
ING JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO										
Value at beginning of period	$15.44	$12.40	$9.91	$14.40	$14.91	$13.01	$13.63	$10.32	$7.83	$10.00
Value at end of period	$14.96	$15.44	$12.40	$9.91	$14.40	$14.91	$13.01	$13.63	$10.32	$7.83
Number of accumulation units outstanding at end of period	170,175	191,942	155,530	185,036	234,079	289,126	304,044	434,570	299,555	72,176
ING LARGE CAP GROWTH PORTFOLIO										
(Fund first available during October 2004)										
Value at beginning of period	$13.60	$12.11	$8.66	$12.16	$11.09	$10.69	$10.46	$9.58		
Value at end of period	$13.66	$13.60	$12.11	$8.66	$12.16	$11.09	$10.69	$10.46		
Number of accumulation units outstanding at end of period	103,158	58,940	68,312	15,517	452	7,870	13,402	4,715		
ING LARGE CAP VALUE PORTFOLIO										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$10.05									
Value at end of period	$10.02									
Number of accumulation units outstanding at end of period	176,268									
ING LIMITED MATURITY BOND PORTFOLIO										
Value at beginning of period	$21.31	$21.03	$19.97	$20.38	$19.61	$19.22	$19.25	$19.32	$19.12	$18.15
Value at end of period	$21.18	$21.31	$21.03	$19.97	$20.38	$19.61	$19.22	$19.25	$19.32	$19.12
Number of accumulation units outstanding at end of period	122,106	146,749	176,680	219,747	290,852	374,384	502,204	644,003	1,037,485	1,001,053
ING LIQUID ASSETS PORTFOLIO										
Value at beginning of period	$15.38	$15.65	$15.88	$15.78	$15.30	$14.88	$14.73	$14.86	$15.01	$15.06
Value at end of period	$15.12	$15.38	$15.65	$15.88	$15.78	$15.30	$14.88	$14.73	$14.86	$15.01
Number of accumulation units outstanding at end of period	598,840	840,172	1,166,416	1,879,418	811,220	726,596	616,216	1,213,060	1,545,927	1,590,576
ING MARSICO GROWTH PORTFOLIO										
Value at beginning of period	$16.02	$13.61	$10.73	$18.31	$16.32	$15.83	$14.79	$13.39	$10.27	$14.84
Value at end of period	$15.48	$16.02	$13.61	$10.73	$18.31	$16.32	$15.83	$14.79	$13.39	$10.27
Number of accumulation units outstanding at end of period	547,117	625,390	678,195	831,820	1,004,788	1,188,362	1,378,150	1,545,306	1,718,678	1,379,116
ING MFS TOTAL RETURN PORTFOLIO										
Value at beginning of period	$25.35	$23.49	$20.27	$26.57	$26.01	$23.65	$23.39	$21.42	$18.68	$20.03
Value at end of period	$25.30	$25.35	$23.49	$20.27	$26.57	$26.01	$23.65	$23.39	$21.42	$18.68
Number of accumulation units outstanding at end of period	690,798	849,458	1,002,840	1,157,196	1,473,826	1,803,704	2,268,000	2,918,631	2,962,240	1,806,441
ING MFS UTILITIES PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$16.31	$14.60	$11.19	$18.29	$14.61	$11.37	$10.11			
Value at end of period	$17.05	$16.31	$14.60	$11.19	$18.29	$14.61	$11.37			
Number of accumulation units outstanding at end of period	185,601	222,450	243,983	300,770	492,070	371,440	299,953			

CFI 45

Access

Condensed Financial Information (continued)

ING MIDCAP OPPORTUNITIES PORTFOLIO
(Fund first available during April 2004)

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
Value at beginning of period	$11.33	$8.87	$6.40	$10.47	$8.49	$8.03	$7.42	$7.07		
Value at end of period	$11.05	$11.33	$8.87	$6.40	$10.47	$8.49	$8.03	$7.42		
Number of accumulation units outstanding at end of period	781,461	913,587	1,022,912	1,136,532	99,085	127,480	176,312	183,674		

ING MORGAN STANLEY GLOBAL FRANCHISE PORTFOLIO

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
Value at beginning of period	$16.94	$15.13	$11.95	$17.03	$15.80	$13.25	$12.12	$10.95	$8.83	$10.00
Value at end of period	$18.15	$16.94	$15.13	$11.95	$17.03	$15.80	$13.25	$12.12	$10.95	$8.83
Number of accumulation units outstanding at end of period	169,004	202,527	203,385	225,513	280,577	332,645	339,825	354,307	242,169	53,323

ING OPPENHEIMER ACTIVE ALLOCATION PORTFOLIO
(Funds were first received in this option during May 2009)

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
Value at beginning of period	$11.87	$10.60	$8.81							
Value at end of period	$11.15	$11.87	$10.60							
Number of accumulation units outstanding at end of period	24,032	5,692	6,048							

ING OPPENHEIMER GLOBAL PORTFOLIO (CLASS S)
(Fund first available during August 2005)

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
Value at beginning of period	$13.13	$11.54	$8.43	$14.41	$13.79	$11.94	$11.08			
Value at end of period	$11.82	$13.13	$11.54	$8.43	$14.41	$13.79	$11.94			
Number of accumulation units outstanding at end of period	43,199	48,642	57,061	63,473	53,080	49,426	14,539			

ING PIMCO HIGH YIELD PORTFOLIO
(Fund first available during May 2004)

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
Value at beginning of period	$15.01	$13.37	$9.11	$11.97	$11.84	$11.07	$10.79	$10.00		
Value at end of period	$15.40	$15.01	$13.37	$9.11	$11.97	$11.84	$11.07	$10.79		
Number of accumulation units outstanding at end of period	726,481	863,810	886,425	1,037,282	1,353,495	1,629,201	1,906,679	2,556,237		

ING PIMCO TOTAL RETURN BOND PORTFOLIO

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
Value at beginning of period	$17.61	$16.64	$14.80	$14.46	$13.50	$13.17	$13.08	$12.70	$12.34	$11.56
Value at end of period	$17.91	$17.61	$16.64	$14.80	$14.46	$13.50	$13.17	$13.08	$12.70	$12.34
Number of accumulation units outstanding at end of period	1,411,067	1,722,139	2,035,987	1,830,575	1,431,076	1,411,736	1,574,541	2,353,927	2,257,025	1,446,385

ING PIONEER FUND PORTFOLIO (CLASS S)
(Fund first available during May 2005)

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
Value at beginning of period	$11.55	$10.15	$8.32	$12.97	$12.57	$10.95	$10.48			
Value at end of period	$10.83	$11.55	$10.15	$8.32	$12.97	$12.57	$10.95			
Number of accumulation units outstanding at end of period	100,791	124,360	153,889	167,298	198,883	212,294	238,162			

ING PIONEER MID CAP VALUE PORTFOLIO
(Fund first available during May 2005)

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
Value at beginning of period	$11.65	$10.05	$8.17	$12.44	$12.00	$10.87	$10.04			
Value at end of period	$10.87	$11.65	$10.05	$8.17	$12.44	$12.00	$10.87			
Number of accumulation units outstanding at end of period	759,847	924,260	1,113,811	1,217,638	892,352	1,051,006	1,230,020			

ING RETIREMENT CONSERVATIVE PORTFOLIO
(Funds were first received in this option during October 2009)

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
Value at beginning of period	$8.81	$8.31	$8.25							
Value at end of period	$9.10	$8.81	$8.31							
Number of accumulation units outstanding at end of period	279,668	367,431	363,340							

ING RETIREMENT GROWTH PORTFOLIO
(Funds were first received in this option during October 2009)

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
Value at beginning of period	$10.27	$9.37	$9.21							
Value at end of period	$9.97	$10.27	$9.37							
Number of accumulation units outstanding at end of period	1,055,184	1,232,540	1,317,406							

ING RETIREMENT MODERATE GROWTH PORTFOLIO
(Funds were first received in this option during October 2009)

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
Value at beginning of period	$10.50	$9.62	$9.49							
Value at end of period	$10.32	$10.50	$9.62							
Number of accumulation units outstanding at end of period	699,255	667,671	746,997							

Access

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
ING RETIREMENT MODERATE PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$10.60	$9.85	$9.75							
Value at end of period	$10.64	$10.60	$9.85							
Number of accumulation units outstanding at end of period	888,475	916,906	958,263							
ING RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$13.99	$12.66	$9.95							
Value at end of period	$14.28	$13.99	$12.66							
Number of accumulation units outstanding at end of period	320,643	369,472	419,483							
ING RUSSELL™ LARGE CAP INDEX PORTFOLIO										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$8.94	$8.12	$6.69	$10.28						
Value at end of period	$8.97	$8.94	$8.12	$6.69						
Number of accumulation units outstanding at end of period	785,637	998,454	1,134,062	38,475						
ING RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO										
(Funds were first received in this option during June 2009)										
Value at beginning of period	$13.63	$12.48	$10.85							
Value at end of period	$13.46	$13.63	$12.48							
Number of accumulation units outstanding at end of period	15,071	1,463	1,930							
ING RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$16.03	$12.96	$10.40							
Value at end of period	$15.40	$16.03	$12.96							
Number of accumulation units outstanding at end of period	322,879	415,384	463,277							
ING RUSSELL™ MID CAP INDEX PORTFOLIO										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$10.30	$8.39	$6.11	$10.64						
Value at end of period	$9.91	$10.30	$8.39	$6.11						
Number of accumulation units outstanding at end of period	61,315	78,462	47,716	20,592						
ING RUSSELL™ SMALL CAP INDEX PORTFOLIO										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$10.69	$8.63	$6.95	$10.16						
Value at end of period	$10.07	$10.69	$8.63	$6.95						
Number of accumulation units outstanding at end of period	136,727	186,026	156,359	190,367						
ING SMALLCAP OPPORTUNITIES PORTFOLIO										
Value at beginning of period	$9.20	$7.09	$5.52	$8.60	$7.97	$7.22	$6.75	$6.25	$4.59	$8.31
Value at end of period	$9.09	$9.20	$7.09	$5.52	$8.60	$7.97	$7.22	$6.75	$6.25	$4.59
Number of accumulation units outstanding at end of period	247,873	286,727	320,361	376,713	459,626	564,312	678,759	812,724	952,613	454,392
ING SMALL COMPANY PORTFOLIO										
(Funds were first received in this option during June 2008)										
Value at beginning of period	$10.86	$8.91	$7.13	$9.79						
Value at end of period	$10.39	$10.86	$8.91	$7.13						
Number of accumulation units outstanding at end of period	55,529	44,468	65,135	49,665						
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO										
Value at beginning of period	$47.85	$42.71	$32.62	$45.81	$44.67	$39.65	$37.46	$32.69	$26.57	$26.91
Value at end of period	$48.38	$47.85	$42.71	$32.62	$45.81	$44.67	$39.65	$37.46	$32.69	$26.57
Number of accumulation units outstanding at end of period	730,033	894,237	1,034,928	1,168,272	1,535,092	1,758,893	1,977,649	2,090,601	2,065,649	1,345,841
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO										
Value at beginning of period	$28.61	$25.33	$20.63	$32.65	$32.25	$27.56	$26.99	$23.91	$19.44	$22.79
Value at end of period	$27.86	$28.61	$25.33	$20.63	$32.65	$32.25	$27.56	$26.99	$23.91	$19.44
Number of accumulation units outstanding at end of period	469,128	539,055	601,838	691,572	865,803	1,042,643	1,177,282	1,402,760	1,278,747	773,224

CFI 47

Access

Condensed Financial Information (continued)

ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO
(Funds were first received in this option during June 2007)

	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011
Value at beginning of period						$10.11	$10.15	$5.75	$8.05	$9.23
Value at end of period						$10.15	$5.75	$8.05	$9.23	$8.94
Number of accumulation units outstanding at end of period						9,218	16,757	80,480	109,783	95,002

ING T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO
(Fund first available during May 2005)

	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011
Value at beginning of period				$10.14	$12.39	$15.09	$17.88	$8.87	$11.99	$13.41
Value at end of period				$12.39	$15.09	$17.88	$8.87	$11.99	$13.41	$11.55
Number of accumulation units outstanding at end of period				339,789	316,462	318,925	254,172	200,319	171,109	155,542

ING TEMPLETON FOREIGN EQUITY PORTFOLIO
(Fund first available during May 2006)

	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011
Value at beginning of period					$10.02	$11.16	$12.63	$7.37	$9.55	$10.18
Value at end of period					$11.16	$12.63	$7.37	$9.55	$10.18	$8.79
Number of accumulation units outstanding at end of period					10,499	68,022	133,335	140,510	138,277	107,339

ING TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)

	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011
Value at beginning of period	$16.95	$13.29	$17.80	$19.41	$20.96	$25.10	$25.26	$14.97	$19.46	$20.60
Value at end of period	$13.29	$17.80	$19.41	$20.96	$25.10	$25.26	$14.97	$19.46	$20.60	$19.09
Number of accumulation units outstanding at end of period	592,153	805,342	753,550	682,575	584,766	489,370	401,370	357,836	296,746	248,042

ING THORNBURG VALUE PORTFOLIO
(Funds were first received in this option during October 2006)

	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011
Value at beginning of period					$10.57	$11.39	$11.97	$7.07	$10.02	$10.95
Value at end of period					$11.39	$11.97	$7.07	$10.02	$10.95	$9.32
Number of accumulation units outstanding at end of period					4,321	5,437	4,318	4,261	4,173	4,095

ING U.S. BOND INDEX PORTFOLIO
(Funds were first received in this option during August 2008)

	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011
Value at beginning of period							$9.82	$10.17	$10.55	$10.98
Value at end of period							$10.17	$10.55	$10.98	$11.54
Number of accumulation units outstanding at end of period							374,087	223,479	212,507	254,563

ING UBS U.S. LARGE CAP EQUITY PORTFOLIO
(Fund first available during September 2005)

	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011
Value at beginning of period				$10.77	$11.16	$12.53	$12.43	$7.33	$9.47	$10.51
Value at end of period				$11.16	$12.53	$12.43	$7.33	$9.47	$10.51	$10.05
Number of accumulation units outstanding at end of period				30,728	13,639	6,458	4,610	4,589	4,046	3,219

ING WISDOM TREE℠ GLOBAL HIGH-YIELDING EQUITY INDEX PORTFOLIO
(Funds were first received in this option during January 2008)

	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011
Value at beginning of period							$9.95	$6.06	$7.73	$8.04
Value at end of period							$6.06	$7.73	$8.04	$7.60
Number of accumulation units outstanding at end of period							51,243	36,994	38,074	37,366

INVESCO V.I. LEISURE FUND

	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011
Value at beginning of period	$10.00	$8.42	$10.64	$11.86	$11.51	$14.10	$13.73	$7.69	$10.03	$12.01
Value at end of period	$8.42	$10.64	$11.86	$11.51	$14.10	$13.73	$7.69	$10.03	$12.01	$11.34
Number of accumulation units outstanding at end of period	41,608	231,095	255,487	203,281	161,708	123,832	109,828	100,598	86,531	61,355

PROFUND VP BULL

	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011
Value at beginning of period	$8.87	$6.63	$8.18	$8.74	$8.83	$9.86	$10.03	$6.14	$7.50	$8.30
Value at end of period	$6.63	$8.18	$8.74	$8.83	$9.86	$10.03	$6.14	$7.50	$8.30	$8.15
Number of accumulation units outstanding at end of period	185,752	467,546	518,311	304,922	215,771	102,754	77,466	71,655	67,290	48,533

PROFUND VP EUROPE 30

	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011
Value at beginning of period	$8.25	$6.02	$8.20	$9.21	$9.78	$11.29	$12.71	$6.99	$9.09	$9.17
Value at end of period	$6.02	$8.20	$9.21	$9.78	$11.29	$12.71	$6.99	$9.09	$9.17	$8.21
Number of accumulation units outstanding at end of period	105,640	190,714	140,140	186,919	148,846	69,260	51,597	47,001	41,583	33,595

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Condensed Financial Information (continued)

PROFUND VP RISING RATES OPPORTUNITY	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
(Fund first available during October 2003)										
Value at beginning of period	$4.88	$5.91	$4.55	$7.47	$8.02	$7.41	$8.19	$9.35	$10.00	
Value at end of period	$3.00	$4.88	$5.91	$4.55	$7.47	$8.02	$7.41	$8.19	$9.35	
Number of accumulation units outstanding at end of period	22,697	25,407	24,973	26,319	32,185	61,675	193,952	282,310	74,879	

Separate Account Annual Charges of 1.80%

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
BLACKROCK GLOBAL ALLOCATION V.I. FUND										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$10.20	$9.46	$7.97	$10.04						
Value at end of period	$9.65	$10.20	$9.46	$7.97						
Number of accumulation units outstanding at end of period	5,320,212	4,848,084	6,969,529	2,906,934						
COLUMBIA SMALL CAP VALUE FUND VS										
(Fund first available during November 2003)										
Value at beginning of period	$20.77	$16.72	$13.62	$19.31	$20.19	$17.22	$16.63	$13.81	$10.00	
Value at end of period	$19.14	$20.77	$16.72	$13.62	$19.31	$20.19	$17.22	$16.63	$13.81	
Number of accumulation units outstanding at end of period	339,272	373,935	421,323	490,206	635,853	883,123	1,123,510	852,061	243,070	
FIDELITY® VIP CONTRAFUND® PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$15.20	$13.23	$9.95	$17.68	$15.35	$14.03	$12.24			
Value at end of period	$14.51	$15.20	$13.23	$9.95	$17.68	$15.35	$14.03			
Number of accumulation units outstanding at end of period	2,201,225	2,816,261	3,266,422	3,901,938	3,429,987	2,418,016	1,399,642			
FIDELITY® VIP EQUITY-INCOME PORTFOLIO										
Value at beginning of period	$10.66	$9.45	$7.41	$13.19	$13.26	$11.26	$10.86	$9.94	$7.79	$9.57
Value at end of period	$10.54	$10.66	$9.45	$7.41	$13.19	$13.26	$11.26	$10.86	$9.94	$7.79
Number of accumulation units outstanding at end of period	807,233	910,073	1,046,724	1,236,481	1,644,617	1,865,881	1,488,441	1,417,019	1,180,858	178,752
ING AMERICAN FUNDS ASSET ALLOCATION PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$9.55	$8.69	$7.17	$9.96						
Value at end of period	$9.46	$9.55	$8.69	$7.17						
Number of accumulation units outstanding at end of period	1,431,116	1,325,090	1,225,465	984,329						
ING AMERICAN FUNDS BOND PORTFOLIO										
(Funds were first received in this option during January 2008)										
Value at beginning of period	$10.11	$9.71	$8.81	$10.01						
Value at end of period	$10.50	$10.11	$9.71	$8.81						
Number of accumulation units outstanding at end of period	2,378,961	3,074,339	3,127,659	1,643,859						
ING AMERICAN FUNDS GLOBAL GROWTH AND INCOME PORTFOLIO										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$10.09									
Value at end of period	$9.29									
Number of accumulation units outstanding at end of period	39,162									
ING AMERICAN FUNDS GROWTH PORTFOLIO										
(Fund first available during September 2003)										
Value at beginning of period	$13.70	$11.82	$8.68	$15.86	$14.45	$13.42	$11.82	$10.76	$10.00	
Value at end of period	$12.81	$13.70	$11.82	$8.68	$15.86	$14.45	$13.42	$11.82	$10.76	
Number of accumulation units outstanding at end of period	6,775,590	7,734,697	8,430,744	8,891,894	8,337,206	6,955,941	5,322,761	3,253,026	913,862	

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
ING AMERICAN FUNDS INTERNATIONAL GROWTH AND INCOME PORTFOLIO										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$10.07									
Value at end of period	$8.78									
Number of accumulation units outstanding at end of period	29,564									
ING AMERICAN FUNDS INTERNATIONAL PORTFOLIO										
(Fund first available during September 2003)										
Value at beginning of period	$18.10	$17.28	$12.36	$21.88	$18.66	$16.05	$13.52	$11.60	$10.00	
Value at end of period	$15.22	$18.10	$17.28	$12.36	$21.88	$18.66	$16.05	$13.52	$11.60	
Number of accumulation units outstanding at end of period	3,191,641	3,947,550	4,416,575	4,068,747	4,171,265	3,422,931	2,431,609	1,413,483	261,151	
ING AMERICAN FUNDS WORLD ALLOCATION PORTFOLIO										
(Funds were first received in this option during October 2008)										
Value at beginning of period	$13.28	$12.00	$9.07	$9.48						
Value at end of period	$12.28	$13.28	$12.00	$9.07						
Number of accumulation units outstanding at end of period	1,159,184	2,687,618	691,774	55,276						
ING ARTIO FOREIGN PORTFOLIO										
Value at beginning of period	$13.79	$13.15	$11.13	$20.11	$17.59	$13.86	$12.24	$10.57	$8.20	$10.00
Value at end of period	$10.59	$13.79	$13.15	$11.13	$20.11	$17.59	$13.86	$12.24	$10.57	$8.20
Number of accumulation units outstanding at end of period	1,976,663	2,463,264	2,920,147	2,661,316	3,196,051	2,459,104	1,478,096	630,752	268,993	51,442
ING BARON SMALL CAP GROWTH PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$12.31	$9.91	$7.47	$12.94	$12.42	$10.97	$10.02			
Value at end of period	$12.36	$12.31	$9.91	$7.47	$12.94	$12.42	$10.97			
Number of accumulation units outstanding at end of period	1,736,449	1,752,103	1,928,884	1,662,196	1,404,432	930,874	428,655			
ING BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO										
(Fund first available during May 2004)										
Value at beginning of period	$11.08	$10.55	$8.94	$12.77	$11.98	$10.71	$9.88	$9.95		
Value at end of period	$11.40	$11.08	$10.55	$8.94	$12.77	$11.98	$10.71	$9.88		
Number of accumulation units outstanding at end of period	982,245	881,629	1,036,251	1,358,965	1,188,199	1,155,987	1,100,939	137,601		
ING BLACKROCK INFLATION PROTECTED BOND PORTFOLIO										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$10.93	$10.55	$9.87							
Value at end of period	$12.03	$10.93	$10.55							
Number of accumulation units outstanding at end of period	4,320,794	1,388,091	1,262,403							
ING BLACKROCK LARGE CAP GROWTH PORTFOLIO										
Value at beginning of period	$11.01	$9.89	$7.73	$12.92	$12.33	$11.72	$10.82	$9.92	$7.95	$10.00
Value at end of period	$10.64	$11.01	$9.89	$7.73	$12.92	$12.33	$11.72	$10.82	$9.92	$7.95
Number of accumulation units outstanding at end of period	841,101	827,960	798,930	881,147	947,230	944,396	1,075,154	138,104	111,582	27,465
ING BLACKROCK SCIENCE AND TECHNOLOGY OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$11.28	$9.72	$6.48	$9.99						
Value at end of period	$9.90	$11.28	$9.72	$6.48						
Number of accumulation units outstanding at end of period	1,223,677	1,481,272	1,517,674	917,208						
ING CLARION GLOBAL REAL ESTATE PORTFOLIO										
(Fund first available during May 2006)										
Value at beginning of period	$10.65	$9.35	$7.13	$12.37	$13.59	$11.04				
Value at end of period	$9.90	$10.65	$9.35	$7.13	$12.37	$13.59				
Number of accumulation units outstanding at end of period	606,050	692,761	777,699	812,892	807,124	393,066				

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
ING CLARION REAL ESTATE PORTFOLIO										
Value at beginning of period	$61.44	$48.88	$36.63	$60.68	$75.12	$55.57	$48.45	$35.82	$26.48	$26.91
Value at end of period	$66.07	$61.44	$48.88	$36.63	$60.68	$75.12	$55.57	$48.45	$35.82	$26.48
Number of accumulation units outstanding at end of period	348,401	404,020	477,698	584,295	781,012	1,107,145	1,005,107	1,026,075	933,790	639,504
ING COLUMBIA SMALL CAP VALUE II PORTFOLIO										
(Fund first available during May 2006)										
Value at beginning of period	$9.89	$8.04	$6.56	$10.14	$10.03	$10.05				
Value at end of period	$9.45	$9.89	$8.04	$6.56	$10.14	$10.03				
Number of accumulation units outstanding at end of period	975,691	1,137,911	1,385,994	1,404,795	1,243,597	705,941				
ING DAVIS NEW YORK VENTURE PORTFOLIO										
(Fund first available during December 2005)										
Value at beginning of period	$9.62	$8.74	$6.76	$11.33	$11.08	$9.91	$9.96			
Value at end of period	$9.00	$9.62	$8.74	$6.76	$11.33	$11.08	$9.91			
Number of accumulation units outstanding at end of period	1,402,454	1,614,112	1,850,971	1,749,544	1,154,958	673,675	19,330			
ING DFA WORLD EQUITY PORTFOLIO										
(Funds were first received in this option during August 2007)										
Value at beginning of period	$8.52	$6.95	$5.81	$10.39	$10.00					
Value at end of period	$7.60	$8.52	$6.95	$5.81	$10.39					
Number of accumulation units outstanding at end of period	932,786	1,762,473	1,012,575	1,114,370	688,897					
ING EURO STOXX 50® INDEX PORTFOLIO										
(Funds were first received in this option during November 2009)										
Value at beginning of period	$8.75	$9.80	$9.61							
Value at end of period	$7.11	$8.75	$9.80							
Number of accumulation units outstanding at end of period	24,532	14,690	1,770							
ING FMR^{SM} DIVERSIFIED MID CAP PORTFOLIO										
(Fund first available during October 2000)										
Value at beginning of period	$16.72	$13.26	$9.70	$16.24	$14.44	$13.14	$11.45			
Value at end of period	$14.62	$16.72	$13.26	$9.70	$16.24	$14.44	$13.14			
Number of accumulation units outstanding at end of period	3,532,535	4,275,347	4,760,795	5,294,854	5,746,779	3,797,779	3,735,442			
ING FRANKLIN INCOME PORTFOLIO										
(Fund first available during May 2006)										
Value at beginning of period	$10.97	$9.89	$7.63	$10.98	$10.90	$10.02				
Value at end of period	$11.05	$10.97	$9.89	$7.63	$10.98	$10.90				
Number of accumulation units outstanding at end of period	2,453,412	2,382,800	2,760,884	2,565,615	2,094,651	1,378,070				
ING FRANKLIN MUTUAL SHARES PORTFOLIO										
(Funds were first received in this option during April 2007)										
Value at beginning of period	$9.86	$9.00	$7.24	$11.85	$12.42					
Value at end of period	$9.60	$9.86	$9.00	$7.24	$11.85					
Number of accumulation units outstanding at end of period	1,078,901	1,182,069	1,066,361	1,218,514	1,167,086					
ING FRANKLIN TEMPLETON FOUNDING STRATEGY PORTFOLIO										
(Funds were first received in this option during May 2007)										
Value at beginning of period	$8.42	$7.74	$6.05	$9.58	$10.00					
Value at end of period	$8.16	$8.42	$7.74	$6.05	$9.58					
Number of accumulation units outstanding at end of period	3,439,173	3,789,489	4,333,267	5,261,646	3,338,384					
ING FTSE 100 INDEX® PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$10.96	$10.25	$9.96							
Value at end of period	$10.32	$10.96	$10.25							
Number of accumulation units outstanding at end of period	1,495	7,138	723							

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
ING GLOBAL RESOURCES PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$9.96									
Value at end of period	$8.82									
Number of accumulation units outstanding at end of period	738,508									
ING GLOBAL RESOURCES PORTFOLIO (CLASS S)										
Value at beginning of period	$40.87	$34.21	$25.33	$43.73	$33.42	$28.03	$20.72	$19.83	$13.26	$13.40
Value at end of period	$36.46	$40.87	$34.21	$25.33	$43.73	$33.42	$28.03	$20.72	$19.83	$13.26
Number of accumulation units outstanding at end of period	844,499	1,034,065	1,312,710	1,456,292	1,449,552	1,187,540	958,681	588,098	496,935	302,602
ING GROWTH AND INCOME PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$9.99									
Value at end of period	$9.53									
Number of accumulation units outstanding at end of period	5,344,579									
ING GROWTH AND INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during November 2007)										
Value at beginning of period	$8.67	$7.76	$6.07	$9.95	$9.83					
Value at end of period	$8.47	$8.67	$7.76	$6.07	$9.95					
Number of accumulation units outstanding at end of period	7,047,014	4,737,771	5,220,432	4,115,316	1,105					
ING HANG SENG INDEX PORTFOLIO										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$13.65	$12.92	$9.99							
Value at end of period	$10.93	$13.65	$12.92							
Number of accumulation units outstanding at end of period	146,630	248,033	259,227							
ING INDEX PLUS LARGECAP PORTFOLIO										
(Fund first available during August 2003)										
Value at beginning of period	$9.51	$8.52	$7.05	$11.47	$11.15	$9.94	$9.62	$8.89	$7.19	
Value at end of period	$9.31	$9.51	$8.52	$7.05	$11.47	$11.15	$9.94	$9.62	$8.89	
Number of accumulation units outstanding at end of period	743,557	1,294,912	1,391,986	1,763,254	1,814,201	1,154,154	1,190,341	578,842	335,685	
ING INDEX PLUS MIDCAP PORTFOLIO										
(Fund first available during November 2003)										
Value at beginning of period	$14.32	$12.00	$9.29	$15.20	$14.70	$13.72	$12.60	$11.03	$8.51	
Value at end of period	$13.87	$14.32	$12.00	$9.29	$15.20	$14.70	$13.72	$12.60	$11.03	
Number of accumulation units outstanding at end of period	451,533	573,103	628,781	813,645	979,846	799,019	577,024	175,614	25,111	
ING INDEX PLUS SMALLCAP PORTFOLIO										
(Fund first available during November 2003)										
Value at beginning of period	$14.12	$11.74	$9.60	$14.74	$16.05	$14.40	$13.66	$11.43	$8.57	
Value at end of period	$13.73	$14.12	$11.74	$9.60	$14.74	$16.05	$14.40	$13.66	$11.43	
Number of accumulation units outstanding at end of period	513,395	594,432	638,276	778,310	868,470	986,086	572,793	166,880	56,252	
ING INTERMEDIATE BOND PORTFOLIO										
Value at beginning of period	$12.80	$11.90	$10.89	$12.14	$11.70	$11.48	$11.35	$11.05	$10.62	$10.00
Value at end of period	$13.49	$12.80	$11.90	$10.89	$12.14	$11.70	$11.48	$11.35	$11.05	$10.62
Number of accumulation units outstanding at end of period	5,423,977	6,019,746	6,442,678	6,841,165	6,989,870	4,238,741	2,290,174	1,363,166	785,879	616,917
ING INTERNATIONAL INDEX PORTFOLIO										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$8.00	$7.57	$6.05	$10.23						
Value at end of period	$6.88	$8.00	$7.57	$6.05						
Number of accumulation units outstanding at end of period	297,723	391,365	619,576	47,456						
ING INVESCO VAN KAMPEN COMSTOCK PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$11.93	$10.55	$8.36	$13.41	$13.97	$12.28	$12.08			
Value at end of period	$11.47	$11.93	$10.55	$8.36	$13.41	$13.97	$12.28			
Number of accumulation units outstanding at end of period	596,557	755,522	443,853	451,445	438,690	316,783	271,921			

CFI 52

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
ING INVESCO VAN KAMPEN EQUITY AND INCOME PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$12.03	$10.94	$9.10	$12.12	$11.95	$10.83	$10.16			
Value at end of period	$11.66	$12.03	$10.94	$9.10	$12.12	$11.95	$10.83			
Number of accumulation units outstanding at end of period	959,336	1,123,219	979,826	1,330,884	454,672	212,735	247,764			
ING INVESCO VAN KAMPEN GROWTH AND INCOME PORTFOLIO										
Value at beginning of period	$27.34	$24.74	$20.33	$30.55	$30.32	$26.62	$24.63	$21.98	$17.50	$20.91
Value at end of period	$26.26	$27.34	$24.74	$20.33	$30.55	$30.32	$26.62	$24.63	$21.98	$17.50
Number of accumulation units outstanding at end of period	1,022,651	1,201,379	1,432,519	1,558,547	1,754,312	1,927,762	1,917,353	1,987,888	2,020,012	1,678,851
ING JAPAN TOPIX INDEX® PORTFOLIO										
(Funds were first received in this option during November 2009)										
Value at beginning of period	$10.99	$9.85	$9.48							
Value at end of period	$9.31	$10.99	$9.85							
Number of accumulation units outstanding at end of period	37,878	10,394	79							
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO										
Value at beginning of period	$23.27	$19.70	$11.69	$24.43	$17.97	$13.47	$10.18	$8.80	$6.11	$6.97
Value at end of period	$18.68	$23.27	$19.70	$11.69	$24.43	$17.97	$13.47	$10.18	$8.80	$6.11
Number of accumulation units outstanding at end of period	1,616,591	1,772,314	2,344,576	2,305,399	2,898,044	2,182,854	1,662,498	1,042,282	847,929	690,414
ING JPMORGAN MID CAP VALUE PORTFOLIO										
Value at beginning of period	$16.58	$13.73	$11.13	$16.93	$16.84	$14.72	$13.82			
Value at end of period	$16.58	$16.58	$13.73	$11.13	$16.93	$16.84	$14.72			
Number of accumulation units outstanding at end of period	324,403	357,238	182,345	132,504	16,585	24,037	28,793			
ING JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO										
Value at beginning of period	$15.37	$12.35	$9.88	$14.36	$14.87	$12.98	$13.63	$10.31	$7.82	$10.00
Value at end of period	$14.89	$15.37	$12.35	$9.88	$14.36	$14.87	$12.98	$13.63	$10.31	$7.82
Number of accumulation units outstanding at end of period	1,128,312	1,514,461	1,010,425	1,055,689	1,367,669	1,290,727	1,019,675	873,013	681,441	95,249
ING LARGE CAP GROWTH PORTFOLIO										
(Fund first available during May 2004)										
Value at beginning of period	$13.55	$12.08	$8.63	$12.14	$11.07	$10.68	$10.46	$9.73		
Value at end of period	$13.61	$13.55	$12.08	$8.63	$12.14	$11.07	$10.68	$10.46		
Number of accumulation units outstanding at end of period	947,950	591,995	527,266	41,671	17,975	34,235	24,325	736		
ING LARGE CAP VALUE PORTFOLIO										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$10.04									
Value at end of period	$10.01									
Number of accumulation units outstanding at end of period	592,607									
ING LIMITED MATURITY BOND PORTFOLIO										
Value at beginning of period	$21.07	$20.81	$19.77	$20.18	$19.43	$19.06	$19.09	$19.18	$18.99	$18.03
Value at end of period	$20.94	$21.07	$20.81	$19.77	$20.18	$19.43	$19.06	$19.09	$19.18	$18.99
Number of accumulation units outstanding at end of period	424,985	530,599	653,704	783,306	957,759	1,180,647	1,480,017	1,972,193	2,934,073	2,793,640
ING LIQUID ASSETS PORTFOLIO										
Value at beginning of period	$15.21	$15.49	$15.72	$15.63	$15.16	$14.75	$14.62	$14.75	$14.91	$14.96
Value at end of period	$14.94	$15.21	$15.49	$15.72	$15.63	$15.16	$14.75	$14.62	$14.75	$14.91
Number of accumulation units outstanding at end of period	5,753,834	6,397,630	8,928,514	14,082,141	6,861,179	4,440,473	3,755,357	5,378,659	5,614,607	10,613,768
ING MARSICO GROWTH PORTFOLIO										
Value at beginning of period	$15.90	$13.51	$10.67	$18.20	$16.23	$15.75	$14.73	$13.34	$10.23	$14.79
Value at end of period	$15.36	$15.90	$13.51	$10.67	$18.20	$16.23	$15.75	$14.73	$13.34	$10.23
Number of accumulation units outstanding at end of period	2,280,609	2,727,840	2,868,360	3,003,393	3,529,606	3,877,205	4,449,482	4,872,617	5,319,525	4,731,610
ING MFS TOTAL RETURN PORTFOLIO										
Value at beginning of period	$25.14	$23.30	$20.13	$26.40	$25.85	$23.51	$23.27	$21.32	$18.60	$19.96
Value at end of period	$25.08	$25.14	$23.30	$20.13	$26.40	$25.85	$23.51	$23.27	$21.32	$18.60
Number of accumulation units outstanding at end of period	1,959,982	2,382,861	2,752,674	3,103,640	3,561,363	3,976,403	4,475,568	4,747,334	4,841,190	3,921,173

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
ING MFS UTILITIES PORTFOLIO (Fund first available during May 2005)										
Value at beginning of period	$16.26	$14.57	$11.17	$18.26	$14.60	$11.37	$10.14			
Value at end of period	$16.99	$16.26	$14.57	$11.17	$18.26	$14.60	$11.37			
Number of accumulation units outstanding at end of period	1,691,493	1,559,566	1,755,807	2,056,677	2,306,877	1,533,268	997,079			
ING MIDCAP OPPORTUNITIES PORTFOLIO (Fund first available during April 2004)										
Value at beginning of period	$11.28	$8.84	$6.38	$10.43	$8.47	$8.01	$7.41	$7.06		
Value at end of period	$10.99	$11.28	$8.84	$6.38	$10.43	$8.47	$8.01	$7.41		
Number of accumulation units outstanding at end of period	2,377,780	2,888,373	2,685,458	2,730,320	218,989	263,523	307,230	348,463		
ING MORGAN STANLEY GLOBAL FRANCHISE PORTFOLIO										
Value at beginning of period	$16.86	$15.08	$11.91	$16.98	$15.76	$13.23	$12.10	$10.94	$8.82	
Value at end of period	$18.06	$16.86	$15.08	$11.91	$16.98	$15.76	$13.23	$12.10	$10.94	
Number of accumulation units outstanding at end of period	1,031,821	1,201,405	1,082,379	1,134,916	1,414,688	1,445,695	1,194,633	793,145	565,302	
ING OPPENHEIMER ACTIVE ALLOCATION PORTFOLIO (Funds were first received in this option during October 2008)										
Value at beginning of period	$11.86	$10.59	$8.43	$9.28						
Value at end of period	$11.13	$11.86	$10.59	$8.43						
Number of accumulation units outstanding at end of period	201,266	354,568	128,611	18,159						
ING OPPENHEIMER GLOBAL PORTFOLIO (CLASS S) (Fund first available during May 2005)										
Value at beginning of period	$14.79	$13.00	$9.50	$16.26	$15.57	$13.48	$12.12			
Value at end of period	$13.31	$14.79	$13.00	$9.50	$16.26	$15.57	$13.48			
Number of accumulation units outstanding at end of period	384,623	343,403	400,384	526,642	522,373	475,907	134,955			
ING PIMCO HIGH YIELD PORTFOLIO (Fund first available during May 2004)										
Value at beginning of period	$14.96	$13.33	$9.09	$11.95	$11.83	$11.06	$10.79	$10.00		
Value at end of period	$15.34	$14.96	$13.33	$9.09	$11.95	$11.83	$11.06	$10.79		
Number of accumulation units outstanding at end of period	2,405,079	2,614,587	2,426,606	2,840,103	3,904,787	4,721,058	4,992,196	5,910,000		
ING PIMCO TOTAL RETURN BOND PORTFOLIO										
Value at beginning of period	$17.47	$16.52	$14.70	$14.36	$13.42	$13.10	$13.02	$12.64	$12.29	$11.51
Value at end of period	$17.75	$17.47	$16.52	$14.70	$14.36	$13.42	$13.10	$13.02	$12.64	$12.29
Number of accumulation units outstanding at end of period	10,482,462	11,919,258	12,599,338	10,172,225	5,634,377	4,447,759	4,451,341	4,229,657	4,187,288	3,457,226
ING PIONEER FUND PORTFOLIO (CLASS S) (Fund first available during May 2005)										
Value at beginning of period	$11.52	$10.12	$8.30	$12.95	$12.56	$10.95	$10.22			
Value at end of period	$10.80	$11.52	$10.12	$8.30	$12.95	$12.56	$10.95			
Number of accumulation units outstanding at end of period	211,730	262,745	317,218	362,301	513,440	571,205	547,803			
ING PIONEER MID CAP VALUE PORTFOLIO (Fund first available during May 2005)										
Value at beginning of period	$11.61	$10.03	$8.16	$12.42	$11.99	$10.87	$10.07			
Value at end of period	$10.83	$11.61	$10.03	$8.16	$12.42	$11.99	$10.87			
Number of accumulation units outstanding at end of period	2,679,378	3,113,938	3,455,151	3,832,716	3,116,838	3,098,485	3,271,699			
ING RETIREMENT CONSERVATIVE PORTFOLIO (Funds were first received in this option during October 2009)										
Value at beginning of period	$8.80	$8.31	$8.25							
Value at end of period	$9.09	$8.80	$8.31							
Number of accumulation units outstanding at end of period	4,807,901	2,875,864	2,703,689							
ING RETIREMENT GROWTH PORTFOLIO (Funds were first received in this option during October 2009)										
Value at beginning of period	$10.26	$9.36	$9.21							
Value at end of period	$9.96	$10.26	$9.36							
Number of accumulation units outstanding at end of period	23,660,153	25,710,826	27,999,679							

Access

CFI 54

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
ING RETIREMENT MODERATE GROWTH PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$10.49	$9.62	$9.49							
Value at end of period	$10.31	$10.49	$9.62							
Number of accumulation units outstanding at end of period	12,280,940	13,847,272	14,888,749							
ING RETIREMENT MODERATE PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$10.60	$9.85	$9.75							
Value at end of period	$10.63	$10.60	$9.85							
Number of accumulation units outstanding at end of period	7,634,659	8,948,023	9,835,817							
ING RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$13.97	$12.65	$9.99							
Value at end of period	$14.26	$13.97	$12.65							
Number of accumulation units outstanding at end of period	623,596	621,152	723,428							
ING RUSSELL™ LARGE CAP INDEX PORTFOLIO										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$8.92	$8.11	$6.69	$10.26						
Value at end of period	$8.95	$8.92	$8.11	$6.69						
Number of accumulation units outstanding at end of period	2,342,300	2,936,570	3,311,747	70,825						
ING RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$13.61	$12.47	$10.35							
Value at end of period	$13.44	$13.61	$12.47							
Number of accumulation units outstanding at end of period	221,530	224,171	118,763							
ING RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$16.01	$12.96	$10.34							
Value at end of period	$15.38	$16.01	$12.96							
Number of accumulation units outstanding at end of period	992,399	1,252,894	1,184,289							
ING RUSSELL™ MID CAP INDEX PORTFOLIO										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$10.29	$8.39	$6.11	$10.36						
Value at end of period	$9.89	$10.29	$8.39	$6.11						
Number of accumulation units outstanding at end of period	476,109	674,522	678,895	178,288						
ING RUSSELL™ SMALL CAP INDEX PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$10.68	$8.63	$6.95	$10.06						
Value at end of period	$10.05	$10.68	$8.63	$6.95						
Number of accumulation units outstanding at end of period	895,890	1,054,400	769,485	523,436						
ING SMALLCAP OPPORTUNITIES PORTFOLIO										
Value at beginning of period	$9.16	$7.06	$5.50	$8.57	$7.94	$7.20	$6.73	$6.24	$4.59	$8.31
Value at end of period	$9.04	$9.16	$7.06	$5.50	$8.57	$7.94	$7.20	$6.73	$6.24	$4.59
Number of accumulation units outstanding at end of period	523,504	580,520	644,943	732,042	939,894	1,367,397	1,411,612	1,460,032	1,478,756	696,664
ING SMALL COMPANY PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$10.85	$8.91	$7.13	$10.05						
Value at end of period	$10.37	$10.85	$8.91	$7.13						
Number of accumulation units outstanding at end of period	469,399	494,420	417,162	703,123						
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO										
Value at beginning of period	$47.32	$42.26	$32.30	$45.37	$44.26	$39.31	$37.15	$32.45	$26.38	$26.74
Value at end of period	$47.82	$47.32	$42.26	$32.30	$45.37	$44.26	$39.31	$37.15	$32.45	$26.38
Number of accumulation units outstanding at end of period	3,580,246	4,075,631	4,426,485	4,902,623	5,191,113	5,411,561	5,593,875	5,095,640	4,498,234	3,716,910

CFI 55

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO										
Value at beginning of period	$28.29	$25.06	$20.42	$32.34	$31.95	$27.32	$26.77	$23.73	$19.30	$22.64
Value at end of period	$27.54	$28.29	$25.06	$20.42	$32.34	$31.95	$27.32	$26.77	$23.73	$19.30
Number of accumulation units outstanding at end of period	1,569,363	1,710,923	1,863,854	1,928,956	2,150,982	2,435,514	2,579,967	2,660,206	2,387,635	1,769,554
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO										
(Funds were first received in this option during May 2007)										
Value at beginning of period	$9.21	$8.04	$5.74	$10.15	$10.10					
Value at end of period	$8.92	$9.21	$8.04	$5.74	$10.15					
Number of accumulation units outstanding at end of period	659,446	604,139	674,879	195,992	158,947					
ING T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$13.37	$11.96	$8.85	$17.86	$15.08	$12.38	$10.02			
Value at end of period	$11.51	$13.37	$11.96	$8.85	$17.86	$15.08	$12.38			
Number of accumulation units outstanding at end of period	836,742	901,392	1,037,305	1,373,994	1,510,517	1,142,975	901,211			
ING TEMPLETON FOREIGN EQUITY PORTFOLIO										
(Fund first available during May 2006)										
Value at beginning of period	$10.16	$9.53	$7.36	$12.62	$11.15	$10.30				
Value at end of period	$8.76	$10.16	$9.53	$7.36	$12.62	$11.15				
Number of accumulation units outstanding at end of period	1,390,250	1,654,953	1,636,070	1,372,927	736,724	278,154				
ING TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$20.41	$19.29	$14.85	$25.06	$24.92	$20.82	$19.29	$17.70	$13.23	$16.87
Value at end of period	$18.90	$20.41	$19.29	$14.85	$25.06	$24.92	$20.82	$19.29	$17.70	$13.23
Number of accumulation units outstanding at end of period	877,409	1,057,096	1,191,389	1,253,473	1,456,654	1,566,073	1,545,865	1,790,400	1,938,963	1,564,288
ING THORNBURG VALUE PORTFOLIO										
(Funds were first received in this option during August 2006)										
Value at beginning of period	$10.92	$10.01	$7.06	$11.96	$11.39	$10.03				
Value at end of period	$9.30	$10.92	$10.01	$7.06	$11.96	$11.39				
Number of accumulation units outstanding at end of period	36,260	39,166	42,576	48,574	70,916	36,474				
ING U.S. BOND INDEX PORTFOLIO										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$10.96	$10.54	$10.17	$9.99						
Value at end of period	$11.51	$10.96	$10.54	$10.17						
Number of accumulation units outstanding at end of period	1,537,962	1,315,740	1,307,591	927,557						
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO										
(Fund first available during March 2005)										
Value at beginning of period	$11.21	$10.10	$7.82	$13.27	$13.39	$11.93	$11.21			
Value at end of period	$10.71	$11.21	$10.10	$7.82	$13.27	$13.39	$11.93			
Number of accumulation units outstanding at end of period	26,870	29,620	33,028	35,559	51,489	97,176	19,477			
ING WISDOM TREE[SM] GLOBAL HIGH-YIELDING EQUITY INDEX PORTFOLIO										
(Funds were first received in this option during January 2008)										
Value at beginning of period	$8.03	$7.73	$6.05	$9.95						
Value at end of period	$7.58	$8.03	$7.73	$6.05						
Number of accumulation units outstanding at end of period	1,230,977	1,372,236	1,557,832	996,625						
INVESCO V.I. LEISURE FUND										
Value at beginning of period	$11.95	$9.99	$7.66	$13.69	$14.06	$11.49	$11.84	$10.63	$8.42	$10.00
Value at end of period	$11.29	$11.95	$9.99	$7.66	$13.69	$14.06	$11.49	$11.84	$10.63	$8.42
Number of accumulation units outstanding at end of period	106,637	118,821	139,559	178,445	230,164	269,235	352,163	395,526	301,537	54,250
PROFUND VP BULL										
Value at beginning of period	$8.26	$7.47	$6.12	$9.99	$9.83	$8.81	$8.73	$8.17	$6.62	$8.87
Value at end of period	$8.11	$8.26	$7.47	$6.12	$9.99	$9.83	$8.81	$8.73	$8.17	$6.62
Number of accumulation units outstanding at end of period	116,744	130,992	149,993	169,003	252,067	433,675	743,586	883,577	990,737	475,785

Access

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
PROFUND VP EUROPE 30										
Value at beginning of period	$9.12	$9.05	$6.97	$12.67	$11.26	$9.76	$9.19	$8.19	$6.01	$8.24
Value at end of period	$8.16	$9.12	$9.05	$6.97	$12.67	$11.26	$9.76	$9.19	$8.19	$6.01
Number of accumulation units outstanding at end of period	47,924	54,520	58,519	74,237	87,075	125,928	237,235	321,503	516,713	103,963
PROFUND VP RISING RATES OPPORTUNITY										
(Fund first available during October 2003)										
Value at beginning of period	$4.86	$5.89	$4.54	$7.45	$8.01	$7.40	$8.18	$9.35	$10.00	
Value at end of period	$2.98	$4.86	$5.89	$4.54	$7.45	$8.01	$7.40	$8.18	$9.35	
Number of accumulation units outstanding at end of period	116,176	130,604	152,633	175,733	310,053	513,019	425,290	451,133	108,486	

Separate Account Annual Charges of 1.90%

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
BLACKROCK GLOBAL ALLOCATION V.I. FUND										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$10.17	$9.45	$7.96	$10.08						
Value at end of period	$9.61	$10.17	$9.45	$7.96						
Number of accumulation units outstanding at end of period	5,572,139	5,511,971	4,707,829	2,686,181						
COLUMBIA SMALL CAP VALUE FUND VS										
(Fund first available during November 2003)										
Value at beginning of period	$20.61	$16.61	$13.54	$19.22	$20.11	$17.17	$16.60	$13.80	$10.00	
Value at end of period	$18.98	$20.61	$16.61	$13.54	$19.22	$20.11	$17.17	$16.60	$13.80	
Number of accumulation units outstanding at end of period	1,102,414	1,253,426	1,427,286	1,667,318	2,082,688	2,514,607	2,978,691	2,732,107	510,581	
FIDELITY® VIP CONTRAFUND® PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$12.86	$11.21	$8.43	$15.00	$13.04	$11.93	$10.24			
Value at end of period	$12.26	$12.86	$11.21	$8.43	$15.00	$13.04	$11.93			
Number of accumulation units outstanding at end of period	3,520,961	4,113,038	4,756,315	5,247,164	4,513,073	2,822,943	1,295,394			
FIDELITY® VIP EQUITY-INCOME PORTFOLIO										
Value at beginning of period	$10.56	$9.37	$7.35	$13.10	$13.19	$11.21	$10.82	$9.92	$7.78	$9.57
Value at end of period	$10.43	$10.56	$9.37	$7.35	$13.10	$13.19	$11.21	$10.82	$9.92	$7.78
Number of accumulation units outstanding at end of period	1,720,041	1,924,718	2,181,207	2,619,459	3,181,067	3,296,602	3,041,475	3,034,707	1,794,730	250,947
ING AMERICAN FUNDS ASSET ALLOCATION PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$9.52	$8.67	$7.16	$10.00						
Value at end of period	$9.43	$9.52	$8.67	$7.16						
Number of accumulation units outstanding at end of period	1,117,475	1,148,052	946,478	671,272						
ING AMERICAN FUNDS BOND PORTFOLIO										
(Funds were first received in this option during January 2008)										
Value at beginning of period	$10.08	$9.69	$8.81	$10.01						
Value at end of period	$10.46	$10.08	$9.69	$8.81						
Number of accumulation units outstanding at end of period	2,082,801	2,515,630	2,868,327	1,618,624						
ING AMERICAN FUNDS GLOBAL GROWTH AND INCOME PORTFOLIO										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$10.01									
Value at end of period	$9.28									
Number of accumulation units outstanding at end of period	62,630									

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
ING AMERICAN FUNDS GROWTH PORTFOLIO										
(Fund first available during September 2003)										
Value at beginning of period	$13.60	$11.74	$8.63	$15.79	$14.40	$13.39	$11.81	$10.75	$10.00	
Value at end of period	$12.71	$13.60	$11.74	$8.63	$15.79	$14.40	$13.39	$11.81	$10.75	
Number of accumulation units outstanding at end of period	12,155,718	13,894,289	15,045,553	16,053,739	16,140,532	15,100,999	14,220,295	12,085,363	1,785,979	
ING AMERICAN FUNDS INTERNATIONAL GROWTH AND INCOME PORTFOLIO										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$10.08									
Value at end of period	$8.77									
Number of accumulation units outstanding at end of period	58,023									
ING AMERICAN FUNDS INTERNATIONAL PORTFOLIO										
(Fund first available during September 2003)										
Value at beginning of period	$17.96	$17.17	$12.29	$21.78	$18.59	$16.01	$13.50	$11.60	$10.00	
Value at end of period	$15.09	$17.96	$17.17	$12.29	$21.78	$18.59	$16.01	$13.50	$11.60	
Number of accumulation units outstanding at end of period	5,352,305	6,334,952	7,033,121	6,939,694	7,212,643	6,200,854	4,904,188	3,432,847	564,361	
ING AMERICAN FUNDS WORLD ALLOCATION PORTFOLIO										
(Funds were first received in this option during November 2008)										
Value at beginning of period	$13.25	$11.99	$9.07	$8.66						
Value at end of period	$12.23	$13.25	$11.99	$9.07						
Number of accumulation units outstanding at end of period	787,545	634,097	392,644	10,077						
ING ARTIO FOREIGN PORTFOLIO										
Value at beginning of period	$13.67	$13.04	$11.06	$20.00	$17.50	$13.81	$12.20	$10.55	$8.20	$10.00
Value at end of period	$10.48	$13.67	$13.04	$11.06	$20.00	$17.50	$13.81	$12.20	$10.55	$8.20
Number of accumulation units outstanding at end of period	3,812,549	4,446,274	5,076,644	5,214,181	5,697,684	4,762,331	3,941,374	3,062,604	582,823	138,594
ING BARON SMALL CAP GROWTH PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$12.24	$9.86	$7.44	$12.91	$12.40	$10.97	$10.02			
Value at end of period	$12.28	$12.24	$9.86	$7.44	$12.91	$12.40	$10.97			
Number of accumulation units outstanding at end of period	1,745,719	1,893,963	2,011,324	1,594,619	1,443,539	829,650	390,338			
ING BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO										
(Fund first available during May 2004)										
Value at beginning of period	$11.01	$10.49	$8.90	$12.72	$11.95	$10.69	$9.87	$10.00		
Value at end of period	$11.31	$11.01	$10.49	$8.90	$12.72	$11.95	$10.69	$9.87		
Number of accumulation units outstanding at end of period	1,759,049	1,576,540	1,741,307	2,035,890	2,123,732	2,245,162	2,164,815	592,804		
ING BLACKROCK INFLATION PROTECTED BOND PORTFOLIO										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$10.91	$10.55	$9.87							
Value at end of period	$12.00	$10.91	$10.55							
Number of accumulation units outstanding at end of period	3,100,904	2,074,532	1,297,738							
ING BLACKROCK LARGE CAP GROWTH PORTFOLIO										
Value at beginning of period	$10.92	$9.81	$7.68	$12.85	$12.27	$11.68	$10.79	$9.90	$7.95	$10.00
Value at end of period	$10.54	$10.92	$9.81	$7.68	$12.85	$12.27	$11.68	$10.79	$9.90	$7.95
Number of accumulation units outstanding at end of period	1,638,577	1,616,152	1,733,826	1,723,706	1,982,636	2,083,053	2,389,297	242,746	199,717	62,915
ING BLACKROCK SCIENCE AND TECHNOLOGY OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$11.24	$9.70	$6.48	$9.99						
Value at end of period	$9.86	$11.24	$9.70	$6.48						
Number of accumulation units outstanding at end of period	1,963,902	2,293,798	2,338,893	1,504,668						

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
ING CLARION GLOBAL REAL ESTATE PORTFOLIO										
(Fund first available during May 2006)										
Value at beginning of period	$10.60	$9.31	$7.11	$12.35	$13.58	$11.04				
Value at end of period	$9.84	$10.60	$9.31	$7.11	$12.35	$13.58				
Number of accumulation units outstanding at end of period	746,747	875,949	1,044,015	1,153,794	1,134,337	570,155				
ING CLARION REAL ESTATE PORTFOLIO										
Value at beginning of period	$60.08	$47.85	$35.89	$59.52	$73.76	$54.62	$47.67	$35.28	$26.11	$26.56
Value at end of period	$64.54	$60.08	$47.85	$35.89	$59.52	$73.76	$54.62	$47.67	$35.28	$26.11
Number of accumulation units outstanding at end of period	527,481	624,002	721,160	839,080	1,120,557	1,526,557	1,590,376	1,760,569	1,166,070	768,503
ING COLUMBIA SMALL CAP VALUE II PORTFOLIO										
(Fund first available during May 2006)										
Value at beginning of period	$9.84	$8.01	$6.54	$10.12	$10.02	$9.95				
Value at end of period	$9.39	$9.84	$8.01	$6.54	$10.12	$10.02				
Number of accumulation units outstanding at end of period	889,519	1,067,665	1,341,865	1,520,350	1,150,009	541,660				
ING DAVIS NEW YORK VENTURE PORTFOLIO										
(Fund first available during December 2005)										
Value at beginning of period	$9.57	$8.70	$6.74	$11.31	$11.07	$9.91	$9.95			
Value at end of period	$8.95	$9.57	$8.70	$6.74	$11.31	$11.07	$9.91			
Number of accumulation units outstanding at end of period	2,062,835	2,407,801	2,428,356	2,433,344	1,672,009	785,618	5,264			
ING DFA WORLD EQUITY PORTFOLIO										
(Funds were first received in this option during August 2007)										
Value at beginning of period	$8.49	$6.93	$5.80	$10.38	$10.25					
Value at end of period	$7.56	$8.49	$6.93	$5.80	$10.38					
Number of accumulation units outstanding at end of period	971,317	1,394,626	1,083,079	1,215,513	663,066					
ING EURO STOXX 50® INDEX PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$8.74	$9.80	$9.75							
Value at end of period	$7.09	$8.74	$9.80							
Number of accumulation units outstanding at end of period	36,037	25,405	11,617							
ING FMR^SM DIVERSIFIED MID CAP PORTFOLIO										
Value at beginning of period	$16.54	$13.14	$9.62	$16.12	$14.35	$13.07	$11.40	$9.36	$7.15	$9.04
Value at end of period	$14.45	$16.54	$13.14	$9.62	$16.12	$14.35	$13.07	$11.40	$9.36	$7.15
Number of accumulation units outstanding at end of period	5,097,410	6,103,630	6,664,366	7,188,890	8,261,322	5,967,945	6,549,244	3,937,987	3,090,180	2,302,131
ING FRANKLIN INCOME PORTFOLIO										
(Fund first available during May 2006)										
Value at beginning of period	$10.92	$9.85	$7.61	$10.96	$10.89	$9.99				
Value at end of period	$10.98	$10.92	$9.85	$7.61	$10.96	$10.89				
Number of accumulation units outstanding at end of period	3,852,677	3,763,514	4,554,087	3,636,173	3,220,954	1,071,985				
ING FRANKLIN MUTUAL SHARES PORTFOLIO										
(Funds were first received in this option during May 2007)										
Value at beginning of period	$9.82	$8.97	$7.23	$11.85	$12.42					
Value at end of period	$9.56	$9.82	$8.97	$7.23	$11.85					
Number of accumulation units outstanding at end of period	1,336,419	1,526,111	1,554,766	1,730,013	1,584,358					
ING FRANKLIN TEMPLETON FOUNDING STRATEGY PORTFOLIO										
(Funds were first received in this option during May 2007)										
Value at beginning of period	$8.39	$7.72	$6.04	$9.57	$10.00					
Value at end of period	$8.13	$8.39	$7.72	$6.04	$9.57					
Number of accumulation units outstanding at end of period	6,194,694	6,978,556	7,513,488	8,497,381	5,635,103					
ING FTSE 100 INDEX® PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$10.95	$10.25	$9.96							
Value at end of period	$10.30	$10.95	$10.25							
Number of accumulation units outstanding at end of period	15,798	28,966	28,776							

Condensed Financial Information (continued)

	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011
ING GLOBAL RESOURCES PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during January 2011)										
Value at beginning of period										$9.96
Value at end of period										$8.82
Number of accumulation units outstanding at end of period										1,013,356
ING GLOBAL RESOURCES PORTFOLIO (CLASS S)										
Value at beginning of period	$13.22	$13.08	$19.53	$20.39	$27.55	$32.81	$42.89	$24.82	$33.49	$39.97
Value at end of period	$13.08	$19.53	$20.39	$27.55	$32.81	$42.89	$24.82	$33.49	$39.97	$35.62
Number of accumulation units outstanding at end of period	932,327	1,330,707	1,970,232	2,247,684	2,238,113	2,437,495	2,405,197	2,015,125	1,592,246	1,281,053
ING GROWTH AND INCOME PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during January 2011)										
Value at beginning of period										$9.99
Value at end of period										$9.52
Number of accumulation units outstanding at end of period										10,017,999
ING GROWTH AND INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during November 2007)										
Value at beginning of period						$9.83	$9.95	$6.07	$7.74	$8.64
Value at end of period						$9.95	$6.07	$7.74	$8.64	$8.44
Number of accumulation units outstanding at end of period						1,845	6,454,891	7,919,871	7,192,594	12,328,041
ING HANG SENG INDEX PORTFOLIO										
(Funds were first received in this option during May 2009)										
Value at beginning of period								$9.99	$12.92	$13.63
Value at end of period								$12.92	$13.63	$10.90
Number of accumulation units outstanding at end of period								280,355	490,239	279,821
ING INDEX PLUS LARGECAP PORTFOLIO										
(Fund first available during August 2003)										
Value at beginning of period		$10.00	$8.87	$9.59	$9.89	$11.09	$11.40	$7.00	$8.45	$9.42
Value at end of period		$8.87	$9.59	$9.89	$11.09	$11.40	$7.00	$8.45	$9.42	$9.21
Number of accumulation units outstanding at end of period		957,662	1,954,792	2,196,981	2,321,125	1,886,827	1,576,522	1,393,889	1,266,072	1,062,854
ING INDEX PLUS MIDCAP PORTFOLIO										
(Fund first available during May 2004)										
Value at beginning of period			$9.66	$11.23	$12.21	$13.07	$13.49	$8.24	$10.63	$12.68
Value at end of period			$11.23	$12.21	$13.07	$13.49	$8.24	$10.63	$12.68	$12.27
Number of accumulation units outstanding at end of period			770,708	1,171,751	1,417,685	1,405,287	1,071,677	941,513	760,862	651,889
ING INDEX PLUS SMALLCAP PORTFOLIO										
(Fund first available during May 2004)										
Value at beginning of period			$9.52	$11.68	$12.30	$13.70	$12.56	$8.18	$9.99	$12.00
Value at end of period			$11.68	$12.30	$13.70	$12.56	$8.18	$9.99	$12.00	$11.66
Number of accumulation units outstanding at end of period			711,336	1,018,543	1,218,124	1,095,770	887,215	776,162	687,193	586,603
ING INTERMEDIATE BOND PORTFOLIO										
Value at beginning of period	$10.00	$10.61	$11.04	$11.32	$11.43	$11.64	$12.07	$10.82	$11.81	$12.69
Value at end of period	$10.61	$11.04	$11.32	$11.43	$11.64	$12.07	$10.82	$11.81	$12.69	$13.35
Number of accumulation units outstanding at end of period	456,891	889,844	2,895,223	3,012,575	5,444,386	8,881,531	8,478,763	7,847,637	7,097,568	6,485,137
ING INTERNATIONAL INDEX PORTFOLIO										
(Funds were first received in this option during May 2008)										
Value at beginning of period							$10.27	$6.04	$7.55	$7.98
Value at end of period							$6.04	$7.55	$7.98	$6.85
Number of accumulation units outstanding at end of period							45,302	622,917	676,624	511,503
ING INVESCO VAN KAMPEN COMSTOCK PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period				$11.22	$11.39	$12.95	$12.41	$7.73	$9.75	$11.01
Value at end of period				$11.39	$12.95	$12.41	$7.73	$9.75	$11.01	$10.58
Number of accumulation units outstanding at end of period				460,029	688,563	851,684	854,931	830,175	938,561	838,814

Access

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
ING INVESCO VAN KAMPEN EQUITY AND INCOME PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$11.96	$10.88	$9.07	$12.09	$11.93	$10.82	$10.15			
Value at end of period	$11.58	$11.96	$10.88	$9.07	$12.09	$11.93	$10.82			
Number of accumulation units outstanding at end of period	1,183,848	1,337,345	1,395,113	1,767,987	513,212	279,474	224,811			
ING INVESCO VAN KAMPEN GROWTH AND INCOME PORTFOLIO										
Value at beginning of period	$26.86	$24.34	$20.02	$30.11	$29.92	$26.29	$24.35	$21.75	$17.34	$20.73
Value at end of period	$25.78	$26.86	$24.34	$20.02	$30.11	$29.92	$26.29	$24.35	$21.75	$17.34
Number of accumulation units outstanding at end of period	1,699,610	1,913,501	2,115,747	1,892,827	2,295,715	2,658,815	2,851,108	2,982,066	2,428,852	1,920,555
ING JAPAN TOPIX INDEX® PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$10.98	$9.85	$9.91							
Value at end of period	$9.29	$10.98	$9.85							
Number of accumulation units outstanding at end of period	46,473	42,962	9,577							
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO										
Value at beginning of period	$22.97	$19.46	$11.56	$24.19	$17.81	$13.37	$10.11	$8.75	$6.08	$6.94
Value at end of period	$18.41	$22.97	$19.46	$11.56	$24.19	$17.81	$13.37	$10.11	$8.75	$6.08
Number of accumulation units outstanding at end of period	2,382,690	2,540,647	3,118,848	3,371,812	4,099,712	3,297,524	2,969,517	1,999,161	1,334,968	847,173
ING JPMORGAN MID CAP VALUE PORTFOLIO										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$10.24	$8.49	$6.88	$10.43						
Value at end of period	$10.23	$10.24	$8.49	$6.88						
Number of accumulation units outstanding at end of period	914,221	852,544	507,216	103,147						
ING JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO										
Value at beginning of period	$15.23	$12.25	$9.81	$14.27	$14.80	$12.94	$13.63	$10.30	$7.82	$10.00
Value at end of period	$14.74	$15.23	$12.25	$9.81	$14.27	$14.80	$12.94	$13.63	$10.30	$7.82
Number of accumulation units outstanding at end of period	1,505,821	1,677,564	1,431,537	1,543,172	1,837,316	1,995,937	1,880,314	2,099,655	1,006,794	155,620
ING LARGE CAP GROWTH PORTFOLIO										
(Fund first available during May 2004)										
Value at beginning of period	$13.46	$12.01	$8.59	$12.09	$11.04	$10.66	$10.45	$9.78		
Value at end of period	$13.50	$13.46	$12.01	$8.59	$12.09	$11.04	$10.66	$10.45		
Number of accumulation units outstanding at end of period	1,623,161	626,287	635,112	84,278	55,333	72,705	66,624	44,627		
ING LARGE CAP VALUE PORTFOLIO										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$10.04									
Value at end of period	$10.00									
Number of accumulation units outstanding at end of period	1,146,572									
ING LIMITED MATURITY BOND PORTFOLIO										
Value at beginning of period	$20.61	$20.37	$19.38	$19.80	$19.08	$18.73	$18.78	$18.89	$18.72	$17.80
Value at end of period	$20.45	$20.61	$20.37	$19.38	$19.80	$19.08	$18.73	$18.78	$18.89	$18.72
Number of accumulation units outstanding at end of period	430,747	497,852	570,685	662,979	809,331	1,002,691	1,249,191	1,718,054	2,747,067	2,647,005
ING LIQUID ASSETS PORTFOLIO										
Value at beginning of period	$14.87	$15.16	$15.41	$15.33	$14.89	$14.50	$14.38	$14.52	$14.70	$14.77
Value at end of period	$14.60	$14.87	$15.16	$15.41	$15.33	$14.89	$14.50	$14.38	$14.52	$14.70
Number of accumulation units outstanding at end of period	6,483,921	6,728,953	9,071,926	14,339,345	6,659,336	4,840,452	4,301,910	5,864,378	5,938,918	7,015,870
ING MARSICO GROWTH PORTFOLIO										
Value at beginning of period	$15.66	$13.32	$10.53	$17.98	$16.06	$15.60	$14.60	$13.23	$10.16	$14.71
Value at end of period	$15.11	$15.66	$13.32	$10.53	$17.98	$16.06	$15.60	$14.60	$13.23	$10.16
Number of accumulation units outstanding at end of period	2,981,381	3,358,032	3,726,638	4,064,826	4,681,871	4,926,378	5,698,458	5,851,107	5,372,714	4,149,074
ING MFS TOTAL RETURN PORTFOLIO										
Value at beginning of period	$24.73	$22.95	$19.84	$26.04	$25.53	$23.25	$23.03	$21.12	$18.44	$19.81
Value at end of period	$24.64	$24.73	$22.95	$19.84	$26.04	$25.53	$23.25	$23.03	$21.12	$18.44
Number of accumulation units outstanding at end of period	2,847,179	3,318,271	3,772,669	4,100,405	4,778,551	5,302,151	6,211,415	6,519,914	5,686,198	4,012,552

Condensed Financial Information (continued)

ING MFS UTILITIES PORTFOLIO
(Fund first available during May 2005)

	2005	2006	2007	2008	2009	2010	2011
Value at beginning of period	$10.05	$11.36	$14.58	$18.21	$11.13	$14.50	$16.17
Value at end of period	$11.36	$14.58	$18.21	$11.13	$14.50	$16.17	$16.88
Number of accumulation units outstanding at end of period	2,039,373	2,323,302	3,244,037	2,883,147	2,538,123	2,389,107	2,452,048

ING MIDCAP OPPORTUNITIES PORTFOLIO
(Fund first available during April 2004)

	2004	2005	2006	2007	2008	2009	2010	2011
Value at beginning of period	$7.04	$7.38	$7.97	$8.42	$10.36	$6.33	$8.76	$11.17
Value at end of period	$7.38	$7.97	$8.42	$10.36	$6.33	$8.76	$11.17	$10.87
Number of accumulation units outstanding at end of period	814,033	719,740	539,888	436,327	4,356,550	4,138,299	4,031,990	3,662,811

ING MORGAN STANLEY GLOBAL FRANCHISE PORTFOLIO

	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011
Value at beginning of period	$10.00	$8.82	$10.92	$12.07	$13.18	$15.69	$16.88	$11.83	$14.96	$16.71
Value at end of period	$8.82	$10.92	$12.07	$13.18	$15.69	$16.88	$11.83	$14.96	$16.71	$17.88
Number of accumulation units outstanding at end of period	201,786	898,110	1,699,597	2,218,687	2,396,200	2,273,525	2,022,869	1,910,899	1,950,347	1,789,273

ING OPPENHEIMER ACTIVE ALLOCATION PORTFOLIO
(Funds were first received in this option during October 2008)

	2008	2009	2010	2011
Value at beginning of period	$9.15	$8.43	$10.58	$11.83
Value at end of period	$8.43	$10.58	$11.83	$11.09
Number of accumulation units outstanding at end of period	4,126	42,406	195,411	140,577

ING OPPENHEIMER GLOBAL PORTFOLIO (CLASS S)
(Fund first available during May 2005)

	2005	2006	2007	2008	2009	2010	2011
Value at beginning of period	$10.11	$11.92	$13.76	$14.35	$8.38	$11.46	$13.01
Value at end of period	$11.92	$13.76	$14.35	$8.38	$11.46	$13.01	$11.70
Number of accumulation units outstanding at end of period	233,709	544,531	709,892	756,025	604,812	529,932	730,089

ING PIMCO HIGH YIELD PORTFOLIO
(Fund first available during May 2004)

	2004	2005	2006	2007	2008	2009	2010	2011
Value at beginning of period	$10.00	$10.78	$11.04	$11.80	$11.90	$9.05	$13.26	$14.86
Value at end of period	$10.78	$11.04	$11.80	$11.90	$9.05	$13.26	$14.86	$15.22
Number of accumulation units outstanding at end of period	8,122,576	7,071,207	7,551,384	6,804,743	5,369,703	4,670,489	5,158,323	4,810,950

ING PIMCO TOTAL RETURN BOND PORTFOLIO

	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011
Value at beginning of period	$11.43	$12.19	$12.52	$12.88	$12.95	$13.25	$14.17	$14.49	$16.26	$17.18
Value at end of period	$12.19	$12.52	$12.88	$12.95	$13.25	$14.17	$14.49	$16.26	$17.18	$17.44
Number of accumulation units outstanding at end of period	5,600,337	5,824,732	6,098,052	5,756,193	5,874,890	7,747,794	13,682,366	15,005,995	13,772,677	12,197,495

ING PIONEER FUND PORTFOLIO (CLASS S)
(Fund first available during May 2005)

	2005	2006	2007	2008	2009	2010	2011
Value at beginning of period	$10.29	$10.94	$12.53	$12.92	$8.27	$10.08	$11.45
Value at end of period	$10.94	$12.53	$12.92	$8.27	$10.08	$11.45	$10.72
Number of accumulation units outstanding at end of period	1,221,056	1,195,041	1,053,596	775,329	708,199	685,875	550,125

ING PIONEER MID CAP VALUE PORTFOLIO
(Fund first available during April 2005)

	2005	2006	2007	2008	2009	2010	2011
Value at beginning of period	$10.00	$10.86	$11.97	$12.39	$8.13	$9.98	$11.55
Value at end of period	$10.86	$11.97	$12.39	$8.13	$9.98	$11.55	$10.76
Number of accumulation units outstanding at end of period	8,389,895	7,358,725	7,068,072	7,802,111	7,096,385	6,289,618	5,401,695

ING RETIREMENT CONSERVATIVE PORTFOLIO
(Funds were first received in this option during October 2009)

	2009	2010	2011
Value at beginning of period	$8.25	$8.31	$8.79
Value at end of period	$8.31	$8.79	$9.07
Number of accumulation units outstanding at end of period	4,001,874	4,040,196	3,569,903

ING RETIREMENT GROWTH PORTFOLIO
(Funds were first received in this option during October 2009)

	2009	2010	2011
Value at beginning of period	$9.21	$9.36	$10.25
Value at end of period	$9.36	$10.25	$9.93
Number of accumulation units outstanding at end of period	33,987,767	31,017,378	27,345,301

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
ING RETIREMENT MODERATE GROWTH PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$10.48	$9.62	$9.49							
Value at end of period	$10.29	$10.48	$9.62							
Number of accumulation units outstanding at end of period	19,662,438	22,107,691	23,599,315							
ING RETIREMENT MODERATE PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$10.58	$9.85	$9.75							
Value at end of period	$10.61	$10.58	$9.85							
Number of accumulation units outstanding at end of period	10,972,556	12,585,777	13,586,124							
ING RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$13.95	$12.64	$10.22							
Value at end of period	$14.22	$13.95	$12.64							
Number of accumulation units outstanding at end of period	1,348,510	1,419,970	1,511,568							
ING RUSSELL™ LARGE CAP INDEX PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$8.90	$8.10	$6.69	$10.13						
Value at end of period	$8.92	$8.90	$8.10	$6.69						
Number of accumulation units outstanding at end of period	3,104,963	3,660,782	4,297,104	146,070						
ING RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$13.59	$12.47	$10.41							
Value at end of period	$13.41	$13.59	$12.47							
Number of accumulation units outstanding at end of period	196,677	217,482	100,259							
ING RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$15.99	$12.95	$10.36							
Value at end of period	$15.34	$15.99	$12.95							
Number of accumulation units outstanding at end of period	1,641,748	1,892,550	1,977,020							
ING RUSSELL™ MID CAP INDEX PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$10.26	$8.37	$6.11	$10.30						
Value at end of period	$9.85	$10.26	$8.37	$6.11						
Number of accumulation units outstanding at end of period	645,169	682,865	694,129	82,850						
ING RUSSELL™ SMALL CAP INDEX PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$10.65	$8.61	$6.94	$10.02						
Value at end of period	$10.01	$10.65	$8.61	$6.94						
Number of accumulation units outstanding at end of period	1,359,250	1,359,242	1,090,247	982,146						
ING SMALLCAP OPPORTUNITIES PORTFOLIO										
Value at beginning of period	$9.07	$7.00	$5.46	$8.51	$7.90	$7.16	$6.71	$6.22	$4.58	$8.30
Value at end of period	$8.94	$9.07	$7.00	$5.46	$8.51	$7.90	$7.16	$6.71	$6.22	$4.58
Number of accumulation units outstanding at end of period	952,595	1,136,270	1,276,815	1,431,240	1,780,746	2,209,988	2,509,631	2,585,684	2,876,835	1,196,797
ING SMALL COMPANY PORTFOLIO										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$10.82	$8.89	$7.12	$10.25						
Value at end of period	$10.33	$10.82	$8.89	$7.12						
Number of accumulation units outstanding at end of period	563,419	682,439	552,186	369,315						
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO										
Value at beginning of period	$46.28	$41.37	$31.65	$44.50	$43.46	$38.64	$36.56	$31.96	$26.01	$26.39
Value at end of period	$46.71	$46.28	$41.37	$31.65	$44.50	$43.46	$38.64	$36.56	$31.96	$26.01
Number of accumulation units outstanding at end of period	4,136,336	4,786,444	5,180,368	5,666,249	6,129,080	6,356,611	6,812,134	6,613,564	5,130,780	3,927,375

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO										
Value at beginning of period	$27.66	$24.53	$20.01	$31.72	$31.38	$26.85	$26.34	$23.37	$19.03	$22.35
Value at end of period	$26.90	$27.66	$24.53	$20.01	$31.72	$31.38	$26.85	$26.34	$23.37	$19.03
Number of accumulation units outstanding at end of period	2,868,134	2,957,369	3,248,847	3,501,444	3,983,849	4,373,718	4,873,923	5,039,682	3,453,724	2,273,204
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO										
(Funds were first received in this option during May 2007)										
Value at beginning of period	$9.17	$8.02	$5.73	$10.14	$10.10					
Value at end of period	$8.88	$9.17	$8.02	$5.73	$10.14					
Number of accumulation units outstanding at end of period	900,601	961,014	1,015,681	360,843	391,503					
ING T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$13.29	$11.91	$8.82	$17.81	$15.06	$12.37	$10.16			
Value at end of period	$11.43	$13.29	$11.91	$8.82	$17.81	$15.06	$12.37			
Number of accumulation units outstanding at end of period	1,220,197	1,398,501	1,597,899	1,976,963	2,102,469	1,598,864	1,569,304			
ING TEMPLETON FOREIGN EQUITY PORTFOLIO										
(Fund first available during May 2006)										
Value at beginning of period	$10.11	$9.49	$7.34	$12.60	$11.15	$10.12				
Value at end of period	$8.71	$10.11	$9.49	$7.34	$12.60	$11.15				
Number of accumulation units outstanding at end of period	2,731,608	3,055,080	3,151,373	2,392,659	1,002,601	294,760				
ING TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$20.04	$18.95	$14.60	$24.68	$24.57	$20.54	$19.05	$17.50	$13.09	$16.72
Value at end of period	$18.53	$20.04	$18.95	$14.60	$24.68	$24.57	$20.54	$19.05	$17.50	$13.09
Number of accumulation units outstanding at end of period	1,506,653	1,717,330	1,857,874	1,778,369	2,097,951	2,254,550	2,134,120	2,325,689	2,098,781	1,515,003
ING THORNBURG VALUE PORTFOLIO										
(Funds were first received in this option during August 2006)										
Value at beginning of period	$10.87	$9.97	$7.04	$11.95	$11.38	$10.04				
Value at end of period	$9.25	$10.87	$9.97	$7.04	$11.95	$11.38				
Number of accumulation units outstanding at end of period	46,849	55,578	58,759	65,834	124,940	64,988				
ING U.S. BOND INDEX PORTFOLIO										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$10.93	$10.52	$10.16	$10.04						
Value at end of period	$11.47	$10.93	$10.52	$10.16						
Number of accumulation units outstanding at end of period	2,495,009	1,484,474	1,335,045	1,356,859						
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$10.42	$9.40	$7.28	$12.38	$12.50	$11.15	$10.11			
Value at end of period	$9.95	$10.42	$9.40	$7.28	$12.38	$12.50	$11.15			
Number of accumulation units outstanding at end of period	9,572	12,493	15,457	21,470	47,086	218,720	31,306			
ING WISDOM TREE℠ GLOBAL HIGH-YIELDING EQUITY INDEX PORTFOLIO										
(Funds were first received in this option during January 2008)										
Value at beginning of period	$8.01	$7.71	$6.05	$9.95						
Value at end of period	$7.55	$8.01	$7.71	$6.05						
Number of accumulation units outstanding at end of period	714,429	1,100,969	1,214,818	996,601						
INVESCO V.I. LEISURE FUND										
Value at beginning of period	$11.85	$9.91	$7.61	$13.62	$14.00	$11.45	$11.81	$10.62	$8.41	$10.00
Value at end of period	$11.18	$11.85	$9.91	$7.61	$13.62	$14.00	$11.45	$11.81	$10.62	$8.41
Number of accumulation units outstanding at end of period	221,705	242,023	274,472	315,815	403,230	471,297	615,019	668,459	510,398	100,699
PROFUND VP BULL										
Value at beginning of period	$8.18	$7.40	$6.07	$9.93	$9.77	$8.76	$8.70	$8.15	$6.61	$8.87
Value at end of period	$8.02	$8.18	$7.40	$6.07	$9.93	$9.77	$8.76	$8.70	$8.15	$6.61
Number of accumulation units outstanding at end of period	371,883	472,306	511,062	571,347	675,764	984,870	1,504,578	1,940,698	1,278,503	491,042

Access

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
PROFUND VP EUROPE 30										
Value at beginning of period	$9.03	$8.97	$6.91	$12.58	$11.20	$9.71	$9.16	$8.17	$6.00	$8.24
Value at end of period	$8.07	$9.03	$8.97	$6.91	$12.58	$11.20	$9.71	$9.16	$8.17	$6.00
Number of accumulation units outstanding at end of period	152,211	192,226	209,356	262,466	341,949	471,666	593,071	557,626	445,959	218,083
PROFUND VP RISING RATES OPPORTUNITY										
(Fund first available during October 2003)										
Value at beginning of period	$4.82	$5.86	$4.52	$7.42	$7.98	$7.39	$8.17	$9.35	$10.00	
Value at end of period	$2.96	$4.82	$5.86	$4.52	$7.42	$7.98	$7.39	$8.17	$9.35	
Number of accumulation units outstanding at end of period	180,837	211,569	270,194	312,095	413,542	742,848	889,752	1,007,799	812,145	

Separate Account Annual Charges of 1.95%

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
BLACKROCK GLOBAL ALLOCATION V.I. FUND										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$10.16	$9.44	$7.96	$10.08						
Value at end of period	$9.60	$10.16	$9.44	$7.96						
Number of accumulation units outstanding at end of period	9,163,770	9,731,707	8,786,491	4,810,195						
COLUMBIA SMALL CAP VALUE FUND VS										
(Fund first available during November 2003)										
Value at beginning of period	$20.53	$16.55	$13.51	$19.17	$20.07	$17.15	$16.58	$13.80	$10.00	
Value at end of period	$18.89	$20.53	$16.55	$13.51	$19.17	$20.07	$17.15	$16.58	$13.80	
Number of accumulation units outstanding at end of period	337,456	373,700	427,908	464,506	548,499	661,159	649,073	23,095	703	
FIDELITY® VIP CONTRAFUND® PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$14.98	$13.06	$9.84	$17.51	$15.22	$13.93	$12.18			
Value at end of period	$14.28	$14.98	$13.06	$9.84	$17.51	$15.22	$13.93			
Number of accumulation units outstanding at end of period	3,523,959	3,970,153	4,510,559	4,486,056	3,077,617	2,248,140	1,009,027			
FIDELITY® VIP EQUITY-INCOME PORTFOLIO										
Value at beginning of period	$10.51	$9.33	$7.32	$13.06	$13.15	$11.18	$10.80	$9.91	$7.77	$9.57
Value at end of period	$10.37	$10.51	$9.33	$7.32	$13.06	$13.15	$11.18	$10.80	$9.91	$7.77
Number of accumulation units outstanding at end of period	715,473	774,051	833,581	901,576	1,010,383	813,783	547,233	125,507	58,993	9,459
ING AMERICAN FUNDS ASSET ALLOCATION PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$9.51	$8.66	$7.16	$10.00						
Value at end of period	$9.41	$9.51	$8.66	$7.16						
Number of accumulation units outstanding at end of period	3,997,414	4,027,563	3,982,648	2,220,231						
ING AMERICAN FUNDS BOND PORTFOLIO										
(Funds were first received in this option during February 2008)										
Value at beginning of period	$10.07	$9.68	$8.80	$10.03						
Value at end of period	$10.43	$10.07	$9.68	$8.80						
Number of accumulation units outstanding at end of period	4,152,297	4,313,505	4,129,209	2,361,763						
ING AMERICAN FUNDS GLOBAL GROWTH AND INCOME PORTFOLIO										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$10.06									
Value at end of period	$9.27									
Number of accumulation units outstanding at end of period	69,320									

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
ING AMERICAN FUNDS GROWTH PORTFOLIO										
(Fund first available during September 2003)										
Value at beginning of period	$13.55	$11.71	$8.61	$15.76	$14.38	$13.37	$11.80	$10.75	$10.00	
Value at end of period	$12.65	$13.55	$11.71	$8.61	$15.76	$14.38	$13.37	$11.80	$10.75	
Number of accumulation units outstanding at end of period	12,182,359	13,344,122	14,066,484	13,439,437	10,172,994	8,382,071	5,632,392	362,211	72,592	
ING AMERICAN FUNDS INTERNATIONAL GROWTH AND INCOME PORTFOLIO										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$10.08									
Value at end of period	$8.77									
Number of accumulation units outstanding at end of period	38,229									
ING AMERICAN FUNDS INTERNATIONAL PORTFOLIO										
(Fund first available during September 2003)										
Value at beginning of period	$17.90	$17.11	$12.26	$21.73	$18.56	$16.00	$13.49	$11.60	$10.00	
Value at end of period	$15.03	$17.90	$17.11	$12.26	$21.73	$18.56	$16.00	$13.49	$11.60	
Number of accumulation units outstanding at end of period	4,771,612	5,456,090	5,469,638	5,030,646	3,981,698	3,004,812	1,757,275	161,298	17,513	
ING AMERICAN FUNDS WORLD ALLOCATION PORTFOLIO										
(Funds were first received in this option during October 2008)										
Value at beginning of period	$13.23	$11.98	$9.07	$11.36						
Value at end of period	$12.21	$13.23	$11.98	$9.07						
Number of accumulation units outstanding at end of period	1,371,934	1,083,472	899,347	241,755						
ING ARTIO FOREIGN PORTFOLIO										
Value at beginning of period	$13.61	$12.99	$11.02	$19.94	$17.46	$13.78	$12.19	$10.54	$8.19	$10.00
Value at end of period	$10.43	$13.61	$12.99	$11.02	$19.94	$17.46	$13.78	$12.19	$10.54	$8.19
Number of accumulation units outstanding at end of period	2,187,810	2,488,105	2,895,638	2,881,981	2,195,699	1,466,038	692,426	72,649	20,511	467
ING BARON SMALL CAP GROWTH PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$12.21	$9.84	$7.42	$12.89	$12.39	$10.96	$10.31			
Value at end of period	$12.23	$12.21	$9.84	$7.42	$12.89	$12.39	$10.96			
Number of accumulation units outstanding at end of period	1,832,414	1,920,312	2,034,794	1,705,281	1,102,938	799,004	315,123			
ING BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO										
(Fund first available during May 2004)										
Value at beginning of period	$10.97	$10.46	$8.88	$12.70	$11.93	$10.68	$9.87	$9.71		
Value at end of period	$11.27	$10.97	$10.46	$8.88	$12.70	$11.93	$10.68	$9.87		
Number of accumulation units outstanding at end of period	1,059,240	1,012,203	1,054,921	920,325	670,335	474,327	345,203	14,865		
ING BLACKROCK INFLATION PROTECTED BOND PORTFOLIO										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$10.91	$10.54	$9.88							
Value at end of period	$11.98	$10.91	$10.54							
Number of accumulation units outstanding at end of period	3,095,975	1,335,718	736,563							
ING BLACKROCK LARGE CAP GROWTH PORTFOLIO										
(Fund first available during March 2005)										
Value at beginning of period	$10.87	$9.77	$7.65	$12.81	$12.24	$11.65	$10.74			
Value at end of period	$10.49	$10.87	$9.77	$7.65	$12.81	$12.24	$11.65			
Number of accumulation units outstanding at end of period	783,925	700,594	1,007,156	602,909	449,216	319,126	201,000			
ING BLACKROCK SCIENCE AND TECHNOLOGY OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$11.23	$9.69	$6.48	$9.99						
Value at end of period	$9.85	$11.23	$9.69	$6.48						
Number of accumulation units outstanding at end of period	1,370,064	1,679,055	1,620,779	878,672						

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
ING CLARION GLOBAL REAL ESTATE PORTFOLIO										
(Fund first available during May 2006)										
Value at beginning of period	$10.57	$9.29	$7.10	$12.34	$13.57	$11.05				
Value at end of period	$9.82	$10.57	$9.29	$7.10	$12.34	$13.57				
Number of accumulation units outstanding at end of period	962,296	1,076,870	1,272,193	1,232,834	604,316	167,558				
ING CLARION REAL ESTATE PORTFOLIO										
Value at beginning of period	$59.41	$47.34	$35.53	$58.95	$73.09	$54.16	$47.29	$35.01	$25.92	$26.39
Value at end of period	$63.79	$59.41	$47.34	$35.53	$58.95	$73.09	$54.16	$47.29	$35.01	$25.92
Number of accumulation units outstanding at end of period	238,603	276,898	343,912	412,439	431,099	502,995	303,357	18,394	1,917	696
ING COLUMBIA SMALL CAP VALUE II PORTFOLIO										
(Fund first available during May 2006)										
Value at beginning of period	$9.82	$7.99	$6.54	$10.11	$10.02	$9.95				
Value at end of period	$9.37	$9.82	$7.99	$6.54	$10.11	$10.02				
Number of accumulation units outstanding at end of period	1,128,872	1,279,028	1,440,440	1,534,466	887,486	373,022				
ING DAVIS NEW YORK VENTURE PORTFOLIO										
(Fund first available during December 2005)										
Value at beginning of period	$9.54	$8.69	$6.73	$11.29	$11.06	$9.91	$10.02			
Value at end of period	$8.92	$9.54	$8.69	$6.73	$11.29	$11.06	$9.91			
Number of accumulation units outstanding at end of period	2,253,089	2,482,365	2,512,125	2,198,501	970,586	498,026	958			
ING DFA WORLD EQUITY PORTFOLIO										
(Funds were first received in this option during August 2007)										
Value at beginning of period	$8.47	$6.92	$5.80	$10.38	$10.32					
Value at end of period	$7.55	$8.47	$6.92	$5.80	$10.38					
Number of accumulation units outstanding at end of period	1,448,852	1,656,261	1,394,715	1,331,778	377,604					
ING EURO STOXX 50® INDEX PORTFOLIO										
(Funds were first received in this option during November 2009)										
Value at beginning of period	$8.73	$9.80	$10.14							
Value at end of period	$7.08	$8.73	$9.80							
Number of accumulation units outstanding at end of period	26,556	55,335	1,623							
ING FMR℠ DIVERSIFIED MID CAP PORTFOLIO										
(Fund first available during October 2000)										
Value at beginning of period	$16.46	$13.08	$9.58	$16.06	$14.31	$13.04	$11.37			
Value at end of period	$14.37	$16.46	$13.08	$9.58	$16.06	$14.31	$13.04			
Number of accumulation units outstanding at end of period	1,808,715	2,177,702	2,387,241	2,076,779	1,314,412	869,051	535,373			
ING FRANKLIN INCOME PORTFOLIO										
(Fund first available during May 2006)										
Value at beginning of period	$10.90	$9.84	$7.60	$10.96	$10.88	$9.99				
Value at end of period	$10.95	$10.90	$9.84	$7.60	$10.96	$10.88				
Number of accumulation units outstanding at end of period	3,219,719	3,315,680	3,386,163	2,759,068	1,629,601	656,451				
ING FRANKLIN MUTUAL SHARES PORTFOLIO										
(Funds were first received in this option during May 2007)										
Value at beginning of period	$9.80	$8.96	$7.22	$11.84	$12.53					
Value at end of period	$9.54	$9.80	$8.96	$7.22	$11.84					
Number of accumulation units outstanding at end of period	1,560,289	1,642,758	1,634,558	1,393,022	969,862					
ING FRANKLIN TEMPLETON FOUNDING STRATEGY PORTFOLIO										
(Funds were first received in this option during May 2007)										
Value at beginning of period	$8.37	$7.71	$6.03	$9.57	$10.09					
Value at end of period	$8.11	$8.37	$7.71	$6.03	$9.57					
Number of accumulation units outstanding at end of period	8,466,763	9,675,208	9,647,235	8,875,069	3,084,070					

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
ING FTSE 100 INDEX® PORTFOLIO										
(Funds were first received in this option during November 2009)										
Value at beginning of period	$10.94	$10.25	$10.65							
Value at end of period	$10.29	$10.94	$10.25							
Number of accumulation units outstanding at end of period	15,765	14,590	3,105							
ING GLOBAL RESOURCES PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$9.96									
Value at end of period	$8.81									
Number of accumulation units outstanding at end of period	1,097,889									
ING GLOBAL RESOURCES PORTFOLIO (CLASS S)										
Value at beginning of period	$39.52	$33.13	$24.57	$42.48	$32.51	$27.31	$20.22	$19.38	$12.98	$13.14
Value at end of period	$35.21	$39.52	$33.13	$24.57	$42.48	$32.51	$27.31	$20.22	$19.38	$12.98
Number of accumulation units outstanding at end of period	1,073,347	1,208,420	1,475,926	1,454,849	878,652	524,482	246,689	4,832	2,426	0
ING GROWTH AND INCOME PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$9.99									
Value at end of period	$9.52									
Number of accumulation units outstanding at end of period	10,457,228									
ING GROWTH AND INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during November 2007)										
Value at beginning of period	$8.63	$7.73	$6.06	$9.95	$9.83					
Value at end of period	$8.42	$8.63	$7.73	$6.06	$9.95					
Number of accumulation units outstanding at end of period	3,801,889	1,358,805	1,432,459	613,853	5,374					
ING HANG SENG INDEX PORTFOLIO										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$13.61	$12.91	$9.99							
Value at end of period	$10.89	$13.61	$12.91							
Number of accumulation units outstanding at end of period	263,363	514,972	297,731							
ING INDEX PLUS LARGECAP PORTFOLIO										
(Fund first available during August 2003)										
Value at beginning of period	$9.37	$8.41	$6.97	$11.36	$11.06	$9.87	$9.57	$8.86	$7.18	
Value at end of period	$9.16	$9.37	$8.41	$6.97	$11.36	$11.06	$9.87	$9.57	$8.86	
Number of accumulation units outstanding at end of period	789,755	927,565	995,207	1,099,093	1,224,324	842,997	747,104	156,482	74,850	
ING INDEX PLUS MIDCAP PORTFOLIO										
(Fund first available during November 2003)										
Value at beginning of period	$14.12	$11.84	$9.19	$15.05	$14.58	$13.63	$12.54	$10.99	$8.49	
Value at end of period	$13.65	$14.12	$11.84	$9.19	$15.05	$14.58	$13.63	$12.54	$10.99	
Number of accumulation units outstanding at end of period	546,385	609,244	668,326	721,208	897,365	843,068	636,374	128,177	52,557	
ING INDEX PLUS SMALLCAP PORTFOLIO										
(Fund first available during November 2003)										
Value at beginning of period	$13.92	$11.59	$9.49	$14.59	$15.92	$14.30	$13.59	$11.38	$8.55	
Value at end of period	$13.51	$13.92	$11.59	$9.49	$14.59	$15.92	$14.30	$13.59	$11.38	
Number of accumulation units outstanding at end of period	403,302	440,060	470,167	505,902	709,109	678,476	487,498	105,870	37,589	
ING INTERMEDIATE BOND PORTFOLIO										
(Fund first available during February 2004)										
Value at beginning of period	$12.63	$11.76	$10.78	$12.03	$11.61	$11.41	$11.31	$11.15		
Value at end of period	$13.29	$12.63	$11.76	$10.78	$12.03	$11.61	$11.41	$11.31		
Number of accumulation units outstanding at end of period	5,863,796	6,206,308	6,451,426	5,718,407	4,189,988	2,311,169	464,500	9,453		

CFI 68

Access

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
ING INTERNATIONAL INDEX PORTFOLIO										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$7.97	$7.55	$6.04	$10.30						
Value at end of period	$6.84	$7.97	$7.55	$6.04						
Number of accumulation units outstanding at end of period	371,833	571,744	540,619	72,627						
ING INVESCO VAN KAMPEN COMSTOCK PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$11.78	$10.43	$8.28	$13.29	$13.87	$12.21	$12.03			
Value at end of period	$11.31	$11.78	$10.43	$8.28	$13.29	$13.87	$12.21			
Number of accumulation units outstanding at end of period	1,385,160	1,414,600	1,474,475	1,390,974	1,430,257	1,382,804	1,051,435			
ING INVESCO VAN KAMPEN EQUITY AND INCOME PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$11.93	$10.86	$9.05	$12.07	$11.92	$10.82	$10.15			
Value at end of period	$11.54	$11.93	$10.86	$9.05	$12.07	$11.92	$10.82			
Number of accumulation units outstanding at end of period	1,074,103	1,103,836	1,088,308	939,388	492,315	369,075	245,919			
ING INVESCO VAN KAMPEN GROWTH AND INCOME PORTFOLIO										
Value at beginning of period	$26.63	$24.14	$19.86	$29.89	$29.72	$26.13	$24.21	$21.63	$17.26	$20.64
Value at end of period	$25.54	$26.63	$24.14	$19.86	$29.89	$29.72	$26.13	$24.21	$21.63	$17.26
Number of accumulation units outstanding at end of period	490,438	539,995	572,851	500,728	433,803	353,888	188,468	3,750	2,913	835
ING JAPAN TOPIX INDEX® PORTFOLIO										
(Fund first received in this option during November 2009)										
Value at beginning of period	$10.97	$9.85	$9.77							
Value at end of period	$9.28	$10.97	$9.85							
Number of accumulation units outstanding at end of period	30,902	33,251	2,545							
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO										
Value at beginning of period	$22.82	$19.34	$11.50	$24.07	$17.73	$13.31	$10.07	$8.72	$6.07	$6.93
Value at end of period	$18.29	$22.82	$19.34	$11.50	$24.07	$17.73	$13.31	$10.07	$8.72	$6.07
Number of accumulation units outstanding at end of period	2,027,389	2,059,178	2,406,494	2,351,662	1,761,542	1,004,530	569,679	2,102	928	0
ING JPMORGAN MID CAP VALUE PORTFOLIO										
Value at beginning of period	$16.37	$13.57	$11.02	$16.78	$16.73	$14.64	$13.76			
Value at end of period	$16.34	$16.37	$13.57	$11.02	$16.78	$16.73	$14.64			
Number of accumulation units outstanding at end of period	568,733	521,278	388,927	238,668	80,300	95,586	94,036			
ING JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO										
Value at beginning of period	$15.17	$12.21	$9.77	$14.23	$14.77	$12.91	$13.63	$10.29	$7.82	$10.00
Value at end of period	$14.67	$15.17	$12.21	$9.77	$14.23	$14.77	$12.91	$13.63	$10.29	$7.82
Number of accumulation units outstanding at end of period	913,590	808,465	638,318	612,948	810,007	615,365	362,665	68,789	26,587	2,108
ING LARGE CAP GROWTH PORTFOLIO										
(Fund first available during February 2005)										
Value at beginning of period	$13.42	$11.98	$8.57	$12.07	$11.03	$10.65	$10.02			
Value at end of period	$13.45	$13.42	$11.98	$8.57	$12.07	$11.03	$10.65			
Number of accumulation units outstanding at end of period	1,038,029	641,795	404,582	28,155	14,873	19,180	9,371			
ING LARGE CAP VALUE PORTFOLIO										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$10.04									
Value at end of period	$10.00									
Number of accumulation units outstanding at end of period	195,176									
ING LIQUID ASSETS PORTFOLIO										
Value at beginning of period	$14.76	$15.05	$15.30	$15.23	$14.80	$14.42	$14.31	$14.46	$14.64	$14.72
Value at end of period	$14.47	$14.76	$15.05	$15.30	$15.23	$14.80	$14.42	$14.31	$14.46	$14.64
Number of accumulation units outstanding at end of period	4,195,103	3,726,691	4,944,633	6,218,579	1,844,856	953,694	465,550	138,686	66,946	19,321

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Condensed Financial Information (continued)

	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011
ING MARSICO GROWTH PORTFOLIO										
Value at beginning of period	$14.66	$10.13	$13.18	$14.53	$15.52	$15.97	$17.87	$10.46	$13.23	$15.55
Value at end of period	$10.13	$13.18	$14.53	$15.52	$15.97	$17.87	$10.46	$13.23	$15.55	$14.99
Number of accumulation units outstanding at end of period	1,801	7,966	27,999	388,372	525,510	726,563	978,977	1,091,475	1,097,675	1,040,101
ING MFS TOTAL RETURN PORTFOLIO										
Value at beginning of period	$19.74	$18.37	$21.02	$22.91	$23.11	$25.37	$25.87	$19.69	$22.77	$24.52
Value at end of period	$18.37	$21.02	$22.91	$23.11	$25.37	$25.87	$19.69	$22.77	$24.52	$24.43
Number of accumulation units outstanding at end of period	19,958	50,717	127,261	593,459	751,117	829,732	953,779	1,093,601	1,051,675	955,563
ING MFS UTILITIES PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period				$10.14	$11.35	$14.56	$18.19	$11.11	$14.46	$16.12
Value at end of period				$11.35	$14.56	$18.19	$11.11	$14.46	$16.12	$16.82
Number of accumulation units outstanding at end of period				371,810	800,077	1,455,255	2,312,150	2,474,999	2,258,340	2,710,114
ING MIDCAP OPPORTUNITIES PORTFOLIO										
(Fund first available during April 2004)										
Value at beginning of period			$7.03	$7.36	$7.95	$8.39	$10.33	$6.31	$8.72	$11.11
Value at end of period			$7.36	$7.95	$8.39	$10.33	$6.31	$8.72	$11.11	$10.81
Number of accumulation units outstanding at end of period			12,026	45,902	45,890	43,460	576,021	647,451	1,172,403	1,287,437
ING MORGAN STANLEY GLOBAL FRANCHISE PORTFOLIO										
Value at beginning of period		$8.81	$10.91	$12.05	$13.15	$15.65	$16.83	$11.79	$14.90	$16.64
Value at end of period		$10.91	$12.05	$13.15	$15.65	$16.83	$11.79	$14.90	$16.64	$17.79
Number of accumulation units outstanding at end of period		4,280	14,300	443,052	682,291	897,716	932,107	1,028,934	1,201,062	1,432,949
ING OPPENHEIMER ACTIVE ALLOCATION PORTFOLIO										
(Funds were first received in this option during October 2008)										
Value at beginning of period							$9.15	$8.43	$10.57	$11.82
Value at end of period							$8.43	$10.57	$11.82	$11.08
Number of accumulation units outstanding at end of period							40,406	144,302	200,920	203,116
ING OPPENHEIMER GLOBAL PORTFOLIO (CLASS S)										
(Fund first available during May 2005)										
Value at beginning of period				$12.07	$13.41	$15.46	$16.12	$9.41	$12.85	$14.59
Value at end of period				$13.41	$15.46	$16.12	$9.41	$12.85	$14.59	$13.11
Number of accumulation units outstanding at end of period				130,621	445,966	616,583	909,337	797,167	695,149	694,917
ING PIMCO HIGH YIELD PORTFOLIO										
(Fund first available during May 2004)										
Value at beginning of period			$10.00	$10.78	$11.03	$11.78	$11.88	$9.03	$13.22	$14.81
Value at end of period			$10.78	$11.03	$11.78	$11.88	$9.03	$13.22	$14.81	$15.16
Number of accumulation units outstanding at end of period			134,849	773,925	1,078,759	1,275,970	1,056,910	908,647	1,761,365	1,686,591
ING PIMCO TOTAL RETURN BOND PORTFOLIO										
Value at beginning of period	$11.39	$12.13	$12.46	$12.82	$12.88	$13.17	$14.07	$14.38	$16.14	$17.04
Value at end of period	$12.13	$12.46	$12.82	$12.88	$13.17	$14.07	$14.38	$16.14	$17.04	$17.29
Number of accumulation units outstanding at end of period	32,108	105,747	279,024	766,115	896,452	2,020,601	8,442,287	11,773,902	12,404,650	11,617,300
ING PIONEER FUND PORTFOLIO (CLASS S)										
(Fund first available during May 2005)										
Value at beginning of period				$10.29	$10.94	$12.52	$12.90	$8.26	$10.05	$11.42
Value at end of period				$10.94	$12.52	$12.90	$8.26	$10.05	$11.42	$10.69
Number of accumulation units outstanding at end of period				130,333	253,209	246,686	210,718	192,048	214,959	215,052
ING PIONEER MID CAP VALUE PORTFOLIO										
(Fund first available during April 2005)										
Value at beginning of period				$10.00	$10.86	$11.96	$12.37	$8.11	$9.96	$11.51
Value at end of period				$10.86	$11.96	$12.37	$8.11	$9.96	$11.51	$10.72
Number of accumulation units outstanding at end of period				1,259,567	1,782,785	2,052,038	2,370,996	2,425,717	2,251,505	2,060,299

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
ING RETIREMENT CONSERVATIVE PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$8.78	$8.31	$8.25							
Value at end of period	$9.06	$8.78	$8.31							
Number of accumulation units outstanding at end of period	5,987,264	4,845,565	4,777,187							
ING RETIREMENT GROWTH PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$10.25	$9.36	$9.21							
Value at end of period	$9.92	$10.25	$9.36							
Number of accumulation units outstanding at end of period	38,938,265	41,710,174	44,762,701							
ING RETIREMENT MODERATE GROWTH PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$10.47	$9.62	$9.49							
Value at end of period	$10.28	$10.47	$9.62							
Number of accumulation units outstanding at end of period	24,435,172	26,143,151	27,731,127							
ING RETIREMENT MODERATE PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$10.58	$9.85	$9.75							
Value at end of period	$10.59	$10.58	$9.85							
Number of accumulation units outstanding at end of period	11,686,641	12,734,746	13,459,100							
ING RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$13.94	$12.64	$10.20							
Value at end of period	$14.20	$13.94	$12.64							
Number of accumulation units outstanding at end of period	322,048	302,452	315,447							
ING RUSSELL™ LARGE CAP INDEX PORTFOLIO										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$8.89	$8.09	$6.68	$10.31						
Value at end of period	$8.90	$8.89	$8.09	$6.68						
Number of accumulation units outstanding at end of period	1,182,523	1,491,909	1,537,427	185,841						
ING RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$13.58	$12.46	$10.54							
Value at end of period	$13.39	$13.58	$12.46							
Number of accumulation units outstanding at end of period	226,688	202,476	154,282							
ING RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$15.97	$12.94	$10.14							
Value at end of period	$15.32	$15.97	$12.94							
Number of accumulation units outstanding at end of period	750,346	801,914	789,109							
ING RUSSELL™ MID CAP INDEX PORTFOLIO										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$10.24	$8.36	$6.11	$10.40						
Value at end of period	$9.84	$10.24	$8.36	$6.11						
Number of accumulation units outstanding at end of period	844,438	971,877	727,369	303,340						
ING RUSSELL™ SMALL CAP INDEX PORTFOLIO										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$10.63	$8.60	$6.94	$10.16						
Value at end of period	$9.99	$10.63	$8.60	$6.94						
Number of accumulation units outstanding at end of period	887,230	1,007,545	845,599	553,373						

Condensed Financial Information (continued)

ING SMALL CAP OPPORTUNITIES PORTFOLIO

	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011
Value at beginning of period	$8.30	$4.58	$6.21	$6.70	$7.15	$7.87	$8.48	$5.44	$6.97	$9.02
Value at end of period	$4.58	$6.21	$6.70	$7.15	$7.87	$8.48	$5.44	$6.97	$9.02	$8.90
Number of accumulation units outstanding at end of period	345	5,697	15,222	160,035	280,862	290,570	248,212	224,324	196,291	175,561

ING SMALL COMPANY PORTFOLIO
(Funds were first received in this option during April 2008)

	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011
Value at beginning of period							$10.13	$7.12	$8.88	$10.80
Value at end of period							$7.12	$8.88	$10.80	$10.31
Number of accumulation units outstanding at end of period							317,965	637,166	730,562	676,236

ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO

	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011
Value at beginning of period	$26.21	$25.83	$31.72	$36.26	$38.31	$43.07	$44.08	$31.33	$40.93	$45.76
Value at end of period	$25.83	$31.72	$36.26	$38.31	$43.07	$44.08	$31.33	$40.93	$45.76	$46.17
Number of accumulation units outstanding at end of period	12,095	16,339	30,850	1,075,768	1,755,993	2,314,023	3,106,564	3,340,970	3,316,794	3,106,109

ING T. ROWE PRICE EQUITY INCOME PORTFOLIO

	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011
Value at beginning of period	$22.20	$18.90	$23.19	$26.13	$26.62	$31.09	$31.41	$19.81	$24.27	$27.36
Value at end of period	$18.90	$23.19	$26.13	$26.62	$31.09	$31.41	$19.81	$24.27	$27.36	$26.59
Number of accumulation units outstanding at end of period	193	3,253	55,676	407,663	528,960	630,545	849,406	923,809	928,683	947,023

ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO
(Funds were first received in this option during May 2007)

	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011
Value at beginning of period						$10.10	$10.14	$5.73	$8.01	$9.16
Value at end of period						$10.14	$5.73	$8.01	$9.16	$8.86
Number of accumulation units outstanding at end of period						154,046	535,486	987,671	1,067,560	959,911

ING T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO
(Fund first available during May 2005)

	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011
Value at beginning of period				$10.02	$12.37	$15.04	$17.78	$8.80	$11.88	$13.25
Value at end of period				$12.37	$15.04	$17.78	$8.80	$11.88	$13.25	$11.39
Number of accumulation units outstanding at end of period				202,215	386,727	635,073	1,055,822	899,945	749,135	700,849

ING TEMPLETON FOREIGN EQUITY PORTFOLIO
(Fund first available during May 2006)

	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011
Value at beginning of period					$10.35	$11.14	$12.59	$7.33	$9.47	$10.09
Value at end of period					$11.14	$12.59	$7.33	$9.47	$10.09	$8.68
Number of accumulation units outstanding at end of period					104,438	472,387	1,636,457	1,737,933	1,794,450	1,619,838

ING TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)

	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011
Value at beginning of period	$16.64	$13.02	$17.40	$18.93	$20.40	$24.39	$24.49	$14.48	$18.79	$19.85
Value at end of period	$13.02	$17.40	$18.93	$20.40	$24.39	$24.49	$14.48	$18.79	$19.85	$18.35
Number of accumulation units outstanding at end of period	0	822	4,502	131,684	327,550	453,360	472,477	516,157	505,792	462,920

ING THORNBURG VALUE PORTFOLIO
(Funds were first received in this option during September 2006)

	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011
Value at beginning of period					$10.30	$11.38	$11.94	$7.03	$9.96	$10.85
Value at end of period					$11.38	$11.94	$7.03	$9.96	$10.85	$9.22
Number of accumulation units outstanding at end of period					23,150	42,423	26,002	25,008	24,268	20,634

ING U.S. BOND INDEX PORTFOLIO
(Funds were first received in this option during May 2008)

	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011
Value at beginning of period							$10.03	$10.16	$10.51	$10.92
Value at end of period							$10.16	$10.51	$10.92	$11.45
Number of accumulation units outstanding at end of period							808,243	1,454,753	1,352,838	1,678,619

ING UBS U.S. LARGE CAP EQUITY PORTFOLIO
(Fund first available during May 2005)

	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011
Value at beginning of period				$11.13	$11.90	$13.34	$13.20	$7.76	$10.01	$11.10
Value at end of period				$11.90	$13.34	$13.20	$7.76	$10.01	$11.10	$10.59
Number of accumulation units outstanding at end of period				25,931	57,249	51,427	47,480	38,476	41,423	38,223

Access

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
ING WISDOM TREE℠ GLOBAL HIGH-YIELDING EQUITY INDEX PORTFOLIO										
(Funds were first received in this option during January 2008)										
Value at beginning of period	$8.00	$7.70	$6.05	$9.95						
Value at end of period	$7.54	$8.00	$7.70	$6.05						
Number of accumulation units outstanding at end of period	1,959,001	2,253,901	2,629,207	2,551,491						
INVESCO V.I. LEISURE FUND										
Value at beginning of period	$11.80	$9.87	$7.58	$13.58	$13.96	$11.43	$11.79	$10.61	$8.41	$10.00
Value at end of period	$11.12	$11.80	$9.87	$7.58	$13.58	$13.96	$11.43	$11.79	$10.61	$8.41
Number of accumulation units outstanding at end of period	64,541	68,498	74,324	83,041	99,598	106,010	110,857	5,645	6,530	758
PROFUND VP BULL										
Value at beginning of period	$8.14	$7.37	$6.05	$9.89	$9.75	$8.74	$8.68	$8.13	$6.61	$8.86
Value at end of period	$7.98	$8.14	$7.37	$6.05	$9.89	$9.75	$8.74	$8.68	$8.13	$6.61
Number of accumulation units outstanding at end of period	22,523	24,279	28,304	30,665	31,592	56,029	45,665	3,195	705	305
PROFUND VP EUROPE 30										
Value at beginning of period	$8.99	$8.93	$6.88	$12.54	$11.16	$9.69	$9.14	$8.15	$5.99	$8.24
Value at end of period	$8.03	$8.99	$8.93	$6.88	$12.54	$11.16	$9.69	$9.14	$8.15	$5.99
Number of accumulation units outstanding at end of period	32,153	42,989	44,665	76,510	85,574	102,368	97,624	25,549	2,410	0
PROFUND VP RISING RATES OPPORTUNITY										
(Fund first available during October 2003)										
Value at beginning of period	$4.81	$5.84	$4.50	$7.41	$7.97	$7.38	$8.17	$9.35	$10.00	
Value at end of period	$2.95	$4.81	$5.84	$4.50	$7.41	$7.97	$7.38	$8.17	$9.35	
Number of accumulation units outstanding at end of period	95,656	97,550	99,495	112,208	154,005	231,298	137,057	28,211	2,001	

Separate Account Annual Charges of 2.05%

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
BLACKROCK GLOBAL ALLOCATION V.I. FUND										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$10.13	$9.42	$7.95	$10.08						
Value at end of period	$9.56	$10.13	$9.42	$7.95						
Number of accumulation units outstanding at end of period	399,536	404,100	418,581	323,318						
COLUMBIA SMALL CAP VALUE FUND VS										
(Fund first available during November 2003)										
Value at beginning of period	$20.37	$16.44	$13.43	$19.08	$20.00	$17.10	$16.55	$13.79	$10.00	
Value at end of period	$18.73	$20.37	$16.44	$13.43	$19.08	$20.00	$17.10	$16.55	$13.79	
Number of accumulation units outstanding at end of period	35,959	41,191	49,728	57,651	69,781	83,083	83,117	56,491	10,255	
FIDELITY® VIP CONTRAFUND® PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$12.75	$11.13	$8.39	$14.94	$13.00	$11.91	$10.23			
Value at end of period	$12.14	$12.75	$11.13	$8.39	$14.94	$13.00	$11.91			
Number of accumulation units outstanding at end of period	364,964	398,298	463,651	490,869	398,509	277,069	139,672			
FIDELITY® VIP EQUITY-INCOME PORTFOLIO										
Value at beginning of period	$10.41	$9.25	$7.27	$12.97	$13.08	$11.13	$10.77	$9.88	$7.76	$9.56
Value at end of period	$10.26	$10.41	$9.25	$7.27	$12.97	$13.08	$11.13	$10.77	$9.88	$7.76
Number of accumulation units outstanding at end of period	92,329	101,891	113,497	137,249	137,416	124,339	65,481	69,897	58,675	18,936
ING AMERICAN FUNDS ASSET ALLOCATION PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$9.49	$8.65	$7.16	$10.00						
Value at end of period	$9.37	$9.49	$8.65	$7.16						
Number of accumulation units outstanding at end of period	193,708	163,407	141,918	183,653						

CFI 73

Access

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
ING AMERICAN FUNDS BOND PORTFOLIO										
(Funds were first received in this option during January 2008)										
Value at beginning of period	$10.04	$9.66	$8.79	$10.02						
Value at end of period	$10.39	$10.04	$9.66	$8.79						
Number of accumulation units outstanding at end of period	215,494	183,371	289,640	102,772						
ING AMERICAN FUNDS GLOBAL GROWTH AND INCOME PORTFOLIO										
(Funds were first received in this option during February 2011)										
Value at beginning of period	$10.12									
Value at end of period	$9.27									
Number of accumulation units outstanding at end of period	1,525									
ING AMERICAN FUNDS GROWTH PORTFOLIO										
(Fund first available during September 2003)										
Value at beginning of period	$13.45	$11.63	$8.56	$15.69	$14.33	$13.34	$11.78	$10.75	$10.00	
Value at end of period	$12.55	$13.45	$11.63	$8.56	$15.69	$14.33	$13.34	$11.78	$10.75	
Number of accumulation units outstanding at end of period	736,391	796,076	784,691	844,815	841,076	574,453	429,580	217,697	69,135	
ING AMERICAN FUNDS INTERNATIONAL GROWTH AND INCOME PORTFOLIO										
(Funds were first received in this option during May 2011)										
Value at beginning of period	$10.50									
Value at end of period	$8.76									
Number of accumulation units outstanding at end of period	1,550									
ING AMERICAN FUNDS INTERNATIONAL PORTFOLIO										
(Fund first available during September 2003)										
Value at beginning of period	$17.76	$17.00	$12.19	$21.64	$18.50	$15.96	$13.47	$11.59	$10.00	
Value at end of period	$14.90	$17.76	$17.00	$12.19	$21.64	$18.50	$15.96	$13.47	$11.59	
Number of accumulation units outstanding at end of period	450,864	546,135	521,455	531,196	482,697	349,896	175,500	93,500	9,590	
ING AMERICAN FUNDS WORLD ALLOCATION PORTFOLIO										
(Funds were first received in this option during January 2009)										
Value at beginning of period	$13.20	$11.96	$9.21							
Value at end of period	$12.17	$13.20	$11.96							
Number of accumulation units outstanding at end of period	201,444	130,342	52,044							
ING ARTIO FOREIGN PORTFOLIO										
Value at beginning of period	$13.49	$12.89	$10.95	$19.83	$17.38	$13.73	$12.15	$10.52	$8.19	$10.00
Value at end of period	$10.33	$13.49	$12.89	$10.95	$19.83	$17.38	$13.73	$12.15	$10.52	$8.19
Number of accumulation units outstanding at end of period	156,021	172,148	273,487	295,023	344,294	172,160	94,734	88,475	14,401	1,613
ING BARON SMALL CAP GROWTH PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$12.14	$9.79	$7.40	$12.85	$12.37	$10.95	$10.54			
Value at end of period	$12.15	$12.14	$9.79	$7.40	$12.85	$12.37	$10.95			
Number of accumulation units outstanding at end of period	297,304	218,598	231,793	170,277	211,608	109,994	28,826			
ING BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO										
(Fund first available during May 2004)										
Value at beginning of period	$10.89	$10.40	$8.84	$12.65	$11.90	$10.67	$9.86	$9.90		
Value at end of period	$11.18	$10.89	$10.40	$8.84	$12.65	$11.90	$10.67	$9.86		
Number of accumulation units outstanding at end of period	115,386	126,013	154,652	125,433	77,980	82,852	72,870	15,723		
ING BLACKROCK INFLATION PROTECTED BOND PORTFOLIO										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$10.89	$10.54	$9.87							
Value at end of period	$11.95	$10.89	$10.54							
Number of accumulation units outstanding at end of period	247,396	121,893	86,134							

Access

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
ING BLACKROCK LARGE CAP GROWTH PORTFOLIO										
(Fund first available during November 2004)										
Value at beginning of period	$10.77	$9.70	$7.60	$12.74	$12.18	$11.61	$10.74	$10.06		
Value at end of period	$10.38	$10.77	$9.70	$7.60	$12.74	$12.18	$11.61	$10.74		
Number of accumulation units outstanding at end of period	39,010	52,180	50,958	54,485	63,056	27,467	33,895	817		
ING BLACKROCK SCIENCE AND TECHNOLOGY OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$11.20	$9.68	$6.47	$9.99						
Value at end of period	$9.81	$11.20	$9.68	$6.47						
Number of accumulation units outstanding at end of period	135,301	157,791	209,931	91,091						
ING CLARION GLOBAL REAL ESTATE PORTFOLIO										
(Fund first available during May 2006)										
Value at beginning of period	$10.52	$9.26	$7.09	$12.32	$13.56	$11.30				
Value at end of period	$9.76	$10.52	$9.26	$7.09	$12.32	$13.56				
Number of accumulation units outstanding at end of period	68,080	75,504	101,956	134,206	99,779	42,895				
ING CLARION REAL ESTATE PORTFOLIO										
Value at beginning of period	$58.10	$46.35	$34.82	$57.82	$71.77	$53.23	$46.53	$34.48	$25.56	$26.04
Value at end of period	$62.32	$58.10	$46.35	$34.82	$57.82	$71.77	$53.23	$46.53	$34.48	$25.56
Number of accumulation units outstanding at end of period	28,496	32,166	38,671	45,841	58,594	64,820	55,872	48,101	40,493	28,955
ING COLUMBIA SMALL CAP VALUE II PORTFOLIO										
(Fund first available during May 2006)										
Value at beginning of period	$9.77	$7.96	$6.52	$10.09	$10.01	$10.21				
Value at end of period	$9.31	$9.77	$7.96	$6.52	$10.09	$10.01				
Number of accumulation units outstanding at end of period	133,336	148,801	165,308	151,226	180,046	71,510				
ING DAVIS NEW YORK VENTURE PORTFOLIO										
(Fund first available during January 2006)										
Value at beginning of period	$9.49	$8.65	$6.71	$11.27	$11.05	$10.24				
Value at end of period	$8.86	$9.49	$8.65	$6.71	$11.27	$11.05				
Number of accumulation units outstanding at end of period	244,973	283,691	300,132	265,527	230,549	75,343				
ING DFA WORLD EQUITY PORTFOLIO										
(Funds were first received in this option during August 2007)										
Value at beginning of period	$8.44	$6.90	$5.79	$10.38	$10.00					
Value at end of period	$7.51	$8.44	$6.90	$5.79	$10.38					
Number of accumulation units outstanding at end of period	66,293	112,285	90,291	217,487	54,689					
ING EURO STOXX 50® INDEX PORTFOLIO										
(Funds were first received in this option during October 2010)										
Value at beginning of period	$8.72	$9.34								
Value at end of period	$7.07	$8.72								
Number of accumulation units outstanding at end of period	493	570								
ING FMR^SM DIVERSIFIED MID CAP PORTFOLIO										
Value at beginning of period	$16.29	$12.95	$9.50	$15.94	$14.21	$12.97	$11.32	$9.32	$7.12	$9.02
Value at end of period	$14.21	$16.29	$12.95	$9.50	$15.94	$14.21	$12.97	$11.32	$9.32	$7.12
Number of accumulation units outstanding at end of period	282,980	315,947	311,472	321,960	229,273	206,596	185,056	102,101	98,923	78,294
ING FRANKLIN INCOME PORTFOLIO										
(Fund first available during May 2006)										
Value at beginning of period	$10.84	$9.80	$7.58	$10.94	$10.88	$10.02				
Value at end of period	$10.89	$10.84	$9.80	$7.58	$10.94	$10.88				
Number of accumulation units outstanding at end of period	430,245	416,561	406,824	386,324	317,202	227,567				

CFI 75

Access

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
ING FRANKLIN MUTUAL SHARES PORTFOLIO										
(Funds were first received in this option during May 2007)										
Value at beginning of period	$9.77	$8.94	$7.21	$11.83	$12.48					
Value at end of period	$9.49	$9.77	$8.94	$7.21	$11.83					
Number of accumulation units outstanding at end of period	139,255	144,782	152,111	149,159	146,037					
ING FRANKLIN TEMPLETON FOUNDING STRATEGY PORTFOLIO										
(Funds were first received in this option during May 2007)										
Value at beginning of period	$8.34	$7.69	$6.02	$9.56	$10.06					
Value at end of period	$8.07	$8.34	$7.69	$6.02	$9.56					
Number of accumulation units outstanding at end of period	719,655	799,239	1,099,842	1,485,683	1,133,382					
ING FTSE 100 INDEX® PORTFOLIO										
(Funds were first received in this option during November 2010)										
Value at beginning of period	$10.93	$11.27								
Value at end of period	$10.26	$10.93								
Number of accumulation units outstanding at end of period	837	423								
ING GLOBAL RESOURCES PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$10.14									
Value at end of period	$8.80									
Number of accumulation units outstanding at end of period	72,344									
ING GLOBAL RESOURCES PORTFOLIO (CLASS S)										
Value at beginning of period	$38.65	$32.44	$24.08	$41.67	$31.93	$26.84	$19.90	$19.09	$12.80	$12.96
Value at end of period	$34.39	$38.65	$32.44	$24.08	$41.67	$31.93	$26.84	$19.90	$19.09	$12.80
Number of accumulation units outstanding at end of period	122,112	140,586	176,610	182,793	159,699	87,178	65,990	31,070	17,930	23,532
ING GROWTH AND INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during September 2008)										
Value at beginning of period	$8.60	$7.71	$6.06	$8.39						
Value at end of period	$8.38	$8.60	$7.71	$6.06						
Number of accumulation units outstanding at end of period	474,550	289,365	301,735	187,908						
ING GROWTH AND INCOME PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$9.99									
Value at end of period	$9.51									
Number of accumulation units outstanding at end of period	584,888									
ING HANG SENG INDEX PORTFOLIO										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$13.59	$12.90	$10.01							
Value at end of period	$10.86	$13.59	$12.90							
Number of accumulation units outstanding at end of period	18,038	29,067	29,534							
ING INDEX PLUS LARGECAP PORTFOLIO										
(Fund first available during August 2003)										
Value at beginning of period	$9.28	$8.34	$6.92	$11.29	$11.00	$9.83	$9.54	$8.83	$10.00	
Value at end of period	$9.06	$9.28	$8.34	$6.92	$11.29	$11.00	$9.83	$9.54	$8.83	
Number of accumulation units outstanding at end of period	61,834	63,553	64,655	81,286	87,286	76,121	59,562	48,195	9,730	
ING INDEX PLUS MIDCAP PORTFOLIO										
(Fund first available during July 2004)										
Value at beginning of period	$12.55	$10.54	$8.18	$13.42	$13.02	$12.18	$11.21	$10.01		
Value at end of period	$12.12	$12.55	$10.54	$8.18	$13.42	$13.02	$12.18	$11.21		
Number of accumulation units outstanding at end of period	40,331	45,204	50,740	54,557	63,218	38,468	24,685	4,408		

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
ING INDEX PLUS SMALLCAP PORTFOLIO										
(Fund first available during July 2004)										
Value at beginning of period	$11.88	$9.90	$8.12	$12.49	$13.64	$12.27	$11.67	$9.78		
Value at end of period	$11.52	$11.88	$9.90	$8.12	$12.49	$13.64	$12.27	$11.67		
Number of accumulation units outstanding at end of period	44,772	47,699	56,008	55,912	54,983	42,509	23,752	3,364		
ING INTERMEDIATE BOND PORTFOLIO										
Value at beginning of period	$12.52	$11.67	$10.71	$11.97	$11.56	$11.37	$11.28	$11.01	$10.60	$10.00
Value at end of period	$13.16	$12.52	$11.67	$10.71	$11.97	$11.56	$11.37	$11.28	$11.01	$10.60
Number of accumulation units outstanding at end of period	780,624	835,637	869,777	949,445	932,336	502,980	137,729	101,188	61,348	9,277
ING INTERNATIONAL INDEX PORTFOLIO										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$7.94	$7.53	$6.04	$10.39						
Value at end of period	$6.81	$7.94	$7.53	$6.04						
Number of accumulation units outstanding at end of period	12,802	7,730	80,554	590						
ING INVESCO VAN KAMPEN COMSTOCK PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$9.91	$8.79	$6.98	$11.22	$11.72	$10.33	$9.96			
Value at end of period	$9.50	$9.91	$8.79	$6.98	$11.22	$11.72	$10.33			
Number of accumulation units outstanding at end of period	47,883	57,641	61,208	59,474	63,528	41,628	22,496			
ING INVESCO VAN KAMPEN EQUITY AND INCOME PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$11.86	$10.80	$9.01	$12.04	$11.90	$10.81	$10.15			
Value at end of period	$11.46	$11.86	$10.80	$9.01	$12.04	$11.90	$10.81			
Number of accumulation units outstanding at end of period	210,352	186,219	153,100	266,603	167,712	13,129	10,121			
ING INVESCO VAN KAMPEN GROWTH AND INCOME PORTFOLIO										
Value at beginning of period	$26.16	$23.74	$19.56	$29.46	$29.32	$25.80	$23.93	$21.41	$17.09	$20.47
Value at end of period	$25.07	$26.16	$23.74	$19.56	$29.46	$29.32	$25.80	$23.93	$21.41	$17.09
Number of accumulation units outstanding at end of period	46,560	51,086	58,122	66,848	74,257	97,133	75,828	57,509	52,462	40,928
ING JAPAN TOPIX INDEX® PORTFOLIO										
(Funds were first received in this option during March 2010)										
Value at beginning of period	$10.96	$10.12								
Value at end of period	$9.26	$10.96								
Number of accumulation units outstanding at end of period	402	2,337								
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO										
Value at beginning of period	$22.52	$19.11	$11.37	$23.83	$17.57	$13.21	$10.00	$8.67	$6.04	$6.90
Value at end of period	$18.03	$22.52	$19.11	$11.37	$23.83	$17.57	$13.21	$10.00	$8.67	$6.04
Number of accumulation units outstanding at end of period	146,620	224,585	259,042	282,188	304,350	116,406	77,138	53,846	55,208	45,609
ING JPMORGAN MID CAP VALUE PORTFOLIO										
(Funds were first received in this option during July 2008)										
Value at beginning of period	$10.20	$8.46	$6.88	$9.19						
Value at end of period	$10.17	$10.20	$8.46	$6.88						
Number of accumulation units outstanding at end of period	50,786	38,314	13,748	687						
ING JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO										
Value at beginning of period	$15.03	$12.11	$9.71	$14.15	$14.70	$12.86	$13.63	$10.27	$7.81	
Value at end of period	$14.53	$15.03	$12.11	$9.71	$14.15	$14.70	$12.86	$13.63	$10.27	
Number of accumulation units outstanding at end of period	76,853	95,844	70,511	74,502	106,544	84,781	60,814	35,215	38,873	
ING LARGE CAP GROWTH PORTFOLIO										
(Fund first available during August 2004)										
Value at beginning of period	$13.32	$11.91	$8.53	$12.02	$11.00	$10.63	$10.44	$9.42		
Value at end of period	$13.35	$13.32	$11.91	$8.53	$12.02	$11.00	$10.63	$10.44		
Number of accumulation units outstanding at end of period	83,180	34,763	37,256	4,665	11,626	13,512	15,855	5,542		

Condensed Financial Information (continued)

	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011
ING LARGE CAP VALUE PORTFOLIO										
(Funds were first received in this option during January 2011)										
Value at beginning of period										$10.04
Value at end of period										$9.99
Number of accumulation units outstanding at end of period										27,528
ING LIMITED MATURITY BOND PORTFOLIO										
Value at beginning of period	$17.48	$18.36	$18.49	$18.37	$18.28	$18.60	$19.27	$18.83	$19.76	$19.96
Value at end of period	$18.36	$18.49	$18.37	$18.28	$18.60	$19.27	$18.83	$19.76	$19.96	$19.78
Number of accumulation units outstanding at end of period	115,925	87,178	49,032	24,229	19,811	17,224	14,035	12,812	10,273	5,512
ING LIQUID ASSETS PORTFOLIO										
Value at beginning of period	$14.53	$14.43	$14.24	$14.08	$14.18	$14.53	$14.94	$14.99	$14.73	$14.43
Value at end of period	$14.43	$14.24	$14.08	$14.18	$14.53	$14.94	$14.99	$14.73	$14.43	$14.14
Number of accumulation units outstanding at end of period	327,509	232,021	203,936	125,875	283,010	463,673	1,120,160	899,423	650,637	326,126
ING MARSICO GROWTH PORTFOLIO										
Value at beginning of period	$14.58	$10.06	$13.07	$14.40	$15.37	$15.79	$17.66	$10.32	$13.05	$15.31
Value at end of period	$10.06	$13.07	$14.40	$15.37	$15.79	$17.66	$10.32	$13.05	$15.31	$14.75
Number of accumulation units outstanding at end of period	60,337	147,726	89,287	87,061	87,501	136,585	162,616	137,380	139,975	133,532
ING MFS TOTAL RETURN PORTFOLIO										
Value at beginning of period	$19.59	$18.21	$20.83	$22.67	$22.85	$25.05	$25.52	$19.41	$22.42	$24.12
Value at end of period	$18.21	$20.83	$22.67	$22.85	$25.05	$25.52	$19.41	$22.42	$24.12	$24.00
Number of accumulation units outstanding at end of period	108,560	156,989	157,856	185,449	180,381	218,767	186,411	162,808	146,822	136,029
ING MFS UTILITIES PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period				$10.14	$11.35	$14.54	$18.14	$11.07	$14.40	$16.03
Value at end of period				$11.35	$14.54	$18.14	$11.07	$14.40	$16.03	$16.71
Number of accumulation units outstanding at end of period				47,517	86,476	262,628	290,679	240,057	239,396	184,202
ING MIDCAP OPPORTUNITIES PORTFOLIO										
(Fund first available during April 2004)										
Value at beginning of period			$7.01	$7.34	$7.92	$8.35	$10.26	$6.26	$8.64	$11.00
Value at end of period			$7.34	$7.92	$8.35	$10.26	$6.26	$8.64	$11.00	$10.69
Number of accumulation units outstanding at end of period			18,065	18,986	19,447	19,960	89,281	84,809	113,178	119,653
ING MORGAN STANLEY GLOBAL FRANCHISE PORTFOLIO										
Value at beginning of period	$10.00	$8.81	$10.89	$12.02	$13.10	$15.58	$16.74	$11.71	$14.78	$16.49
Value at end of period	$8.81	$10.89	$12.02	$13.10	$15.58	$16.74	$11.71	$14.78	$16.49	$17.62
Number of accumulation units outstanding at end of period	5,968	14,218	31,252	77,449	130,858	122,978	114,515	117,157	108,265	94,347
ING OPPENHEIMER ACTIVE ALLOCATION PORTFOLIO										
(Funds were first received in this option during January 2009)										
Value at beginning of period								$7.91	$10.56	$11.79
Value at end of period								$10.56	$11.79	$11.04
Number of accumulation units outstanding at end of period								11,144	11,088	12,965
ING OPPENHEIMER GLOBAL PORTFOLIO (CLASS S)										
(Fund first available during August 2005)										
Value at beginning of period				$11.07	$11.91	$13.72	$14.29	$8.33	$11.37	$12.90
Value at end of period				$11.91	$13.72	$14.29	$8.33	$11.37	$12.90	$11.58
Number of accumulation units outstanding at end of period				5,238	32,223	91,883	67,533	55,362	50,096	55,794
ING PIMCO HIGH YIELD PORTFOLIO										
(Fund first available during May 2004)										
Value at beginning of period			$10.00	$10.77	$11.01	$11.75	$11.84	$8.98	$13.14	$14.71
Value at end of period			$10.77	$11.01	$11.75	$11.84	$8.98	$13.14	$14.71	$15.05
Number of accumulation units outstanding at end of period			427,910	322,694	318,536	253,147	177,294	150,448	240,004	222,211

CFI 78

Access

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
ING PIMCO TOTAL RETURN BOND PORTFOLIO										
Value at beginning of period	$16.76	$15.89	$14.17	$13.89	$13.01	$12.73	$12.68	$12.35	$12.03	$11.30
Value at end of period	$16.99	$16.76	$15.89	$14.17	$13.89	$13.01	$12.73	$12.68	$12.35	$12.03
Number of accumulation units outstanding at end of period	1,148,980	1,244,773	1,354,371	1,210,354	627,091	206,933	259,236	164,762	151,480	134,070
ING PIONEER FUND PORTFOLIO (CLASS S)										
(Fund first available during July 2005)										
Value at beginning of period	$11.35	$10.00	$8.23	$12.87	$12.50	$10.93	$10.39			
Value at end of period	$10.61	$11.35	$10.00	$8.23	$12.87	$12.50	$10.93			
Number of accumulation units outstanding at end of period	19,741	19,064	18,698	21,860	28,419	21,307	16,767			
ING PIONEER MID CAP VALUE PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$11.45	$9.91	$8.08	$12.34	$11.94	$10.85	$10.15			
Value at end of period	$10.65	$11.45	$9.91	$8.08	$12.34	$11.94	$10.85			
Number of accumulation units outstanding at end of period	162,243	181,982	240,951	217,087	319,519	215,137	179,199			
ING RETIREMENT CONSERVATIVE PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$8.77	$8.30	$8.25							
Value at end of period	$9.04	$8.77	$8.30							
Number of accumulation units outstanding at end of period	430,697	444,074	375,197							
ING RETIREMENT GROWTH PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$10.23	$9.36	$9.21							
Value at end of period	$9.90	$10.23	$9.36							
Number of accumulation units outstanding at end of period	2,249,284	2,665,084	2,823,928							
ING RETIREMENT MODERATE GROWTH PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$10.46	$9.62	$9.49							
Value at end of period	$10.25	$10.46	$9.62							
Number of accumulation units outstanding at end of period	1,461,252	1,766,469	2,018,819							
ING RETIREMENT MODERATE PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$10.57	$9.85	$9.75							
Value at end of period	$10.57	$10.57	$9.85							
Number of accumulation units outstanding at end of period	1,130,163	1,239,232	1,381,171							
ING RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$13.91	$12.63	$10.82							
Value at end of period	$14.16	$13.91	$12.63							
Number of accumulation units outstanding at end of period	59,808	26,401	29,883							
ING RUSSELL™ LARGE CAP INDEX PORTFOLIO										
(Funds were first received in this option during June 2008)										
Value at beginning of period	$8.86	$8.08	$6.68	$9.84						
Value at end of period	$8.87	$8.86	$8.08	$6.68						
Number of accumulation units outstanding at end of period	73,528	78,578	84,853	2,830						
ING RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$13.55	$12.45	$10.62							
Value at end of period	$13.35	$13.55	$12.45							
Number of accumulation units outstanding at end of period	6,162	5,135	2,791							

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
ING RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$15.94	$12.93	$11.16							
Value at end of period	$15.27	$15.94	$12.93							
Number of accumulation units outstanding at end of period	51,002	57,632	58,538							
ING RUSSELL™ MID CAP INDEX PORTFOLIO										
(Funds were first received in this option during June 2008)										
Value at beginning of period	$10.21	$8.35	$6.10	$10.37						
Value at end of period	$9.80	$10.21	$8.35	$6.10						
Number of accumulation units outstanding at end of period	18,646	20,647	20,671	3,205						
ING RUSSELL™ SMALL CAP INDEX PORTFOLIO										
(Funds were first received in this option during June 2008)										
Value at beginning of period	$10.60	$8.59	$6.94	$10.23						
Value at end of period	$9.95	$10.60	$8.59	$6.94						
Number of accumulation units outstanding at end of period	51,300	48,816	62,483	38,918						
ING SMALL CAP OPPORTUNITIES PORTFOLIO										
Value at beginning of period	$8.94	$6.91	$5.40	$8.42	$7.83	$7.11	$6.67	$6.19	$4.57	$8.30
Value at end of period	$8.80	$8.94	$6.91	$5.40	$8.42	$7.83	$7.11	$6.67	$6.19	$4.57
Number of accumulation units outstanding at end of period	30,262	31,463	33,086	38,815	39,357	51,563	48,883	62,583	66,684	54,433
ING SMALL COMPANY PORTFOLIO										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$10.77	$8.87	$7.12	$10.39						
Value at end of period	$10.27	$10.77	$8.87	$7.12						
Number of accumulation units outstanding at end of period	60,435	70,396	38,339	38,695						
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO										
Value at beginning of period	$44.75	$40.07	$30.70	$43.24	$42.29	$37.65	$35.68	$31.24	$25.46	$25.87
Value at end of period	$45.11	$44.75	$40.07	$30.70	$43.24	$42.29	$37.65	$35.68	$31.24	$25.46
Number of accumulation units outstanding at end of period	380,200	402,685	402,212	454,095	433,598	308,194	262,758	204,649	163,215	122,476
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO										
Value at beginning of period	$26.75	$23.76	$19.41	$30.81	$30.53	$26.17	$25.71	$22.84	$18.63	$21.91
Value at end of period	$25.97	$26.75	$23.76	$19.41	$30.81	$30.53	$26.17	$25.71	$22.84	$18.63
Number of accumulation units outstanding at end of period	105,844	104,792	123,910	121,126	148,949	136,572	151,505	138,681	94,965	69,736
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO										
(Funds were first received in this option during May 2007)										
Value at beginning of period	$9.12	$7.99	$5.72	$10.13	$10.07					
Value at end of period	$8.82	$9.12	$7.99	$5.72	$10.13					
Number of accumulation units outstanding at end of period	65,714	75,791	100,529	39,545	16,504					
ING T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$13.18	$11.82	$8.77	$17.74	$15.02	$12.36	$10.06			
Value at end of period	$11.31	$13.18	$11.82	$8.77	$17.74	$15.02	$12.36			
Number of accumulation units outstanding at end of period	97,008	98,778	104,722	128,107	118,913	68,546	66,405			
ING TEMPLETON FOREIGN EQUITY PORTFOLIO										
(Fund first available during May 2006)										
Value at beginning of period	$10.04	$9.44	$7.31	$12.57	$11.13	$9.73				
Value at end of period	$8.63	$10.04	$9.44	$7.31	$12.57	$11.13				
Number of accumulation units outstanding at end of period	145,163	169,507	205,052	161,670	82,707	32,278				
ING TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$19.49	$18.46	$14.25	$24.11	$24.04	$20.13	$18.70	$17.21	$12.89	$16.48
Value at end of period	$18.00	$19.49	$18.46	$14.25	$24.11	$24.04	$20.13	$18.70	$17.21	$12.89
Number of accumulation units outstanding at end of period	75,860	82,071	73,340	77,144	102,194	98,928	48,023	114,945	64,806	44,003

Access

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
ING THORNBURG VALUE PORTFOLIO										
(Fund first available during August 2006)										
Value at beginning of period	$10.80	$9.92	$7.02	$11.92	$11.37	$10.03				
Value at end of period	$9.17	$10.80	$9.92	$7.02	$11.92	$11.37				
Number of accumulation units outstanding at end of period	4,129	4,856	4,863	4,951	8,376	2,331				
ING U.S. BOND INDEX PORTFOLIO										
(Funds were first received in this option during June 2008)										
Value at beginning of period	$10.88	$10.49	$10.15	$9.83						
Value at end of period	$11.41	$10.88	$10.49	$10.15						
Number of accumulation units outstanding at end of period	154,225	234,212	248,184	217,148						
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$10.33	$9.33	$7.24	$12.33	$12.47	$11.13	$10.41			
Value at end of period	$9.85	$10.33	$9.33	$7.24	$12.33	$12.47	$11.13			
Number of accumulation units outstanding at end of period	1,157	1,224	1,240	1,259	1,324	7,577	2,234			
ING WISDOM TREE^{SM} GLOBAL HIGH-YIELDING EQUITY INDEX PORTFOLIO										
(Funds were first received in this option during February 2008)										
Value at beginning of period	$7.97	$7.69	$6.04	$10.14						
Value at end of period	$7.51	$7.97	$7.69	$6.04						
Number of accumulation units outstanding at end of period	94,628	122,301	90,650	87,362						
INVESCO V.I. LEISURE FUND										
Value at beginning of period	$11.69	$9.79	$7.53	$13.50	$13.90	$11.38	$11.76	$10.59	$8.40	$10.00
Value at end of period	$11.01	$11.69	$9.79	$7.53	$13.50	$13.90	$11.38	$11.76	$10.59	$8.40
Number of accumulation units outstanding at end of period	1,130	1,165	1,681	4,902	5,004	7,014	21,425	23,924	17,964	3,612
PROFUND VP BULL										
Value at beginning of period	$8.06	$7.31	$6.00	$9.83	$9.69	$8.70	$8.65	$8.11	$6.59	$8.86
Value at end of period	$7.89	$8.06	$7.31	$6.00	$9.83	$9.69	$8.70	$8.65	$8.11	$6.59
Number of accumulation units outstanding at end of period	695	972	997	1,006	1,980	106,304	162,383	216,954	75,931	29,583
PROFUND VP EUROPE 30										
Value at beginning of period	$8.90	$8.85	$6.83	$12.46	$11.10	$9.64	$9.11	$8.13	$5.98	$8.23
Value at end of period	$7.94	$8.90	$8.85	$6.83	$12.46	$11.10	$9.64	$9.11	$8.13	$5.98
Number of accumulation units outstanding at end of period	10,450	10,492	11,840	12,238	17,081	23,744	182,452	241,302	163,248	8,144
PROFUND VP RISING RATES OPPORTUNITY										
(Fund first available during October 2003)										
Value at beginning of period	$4.77	$5.80	$4.48	$7.37	$7.94	$7.36	$8.16	$9.35	$10.00	
Value at end of period	$2.92	$4.77	$5.80	$4.48	$7.37	$7.94	$7.36	$8.16	$9.35	
Number of accumulation units outstanding at end of period	16,350	15,825	13,948	13,970	31,263	36,645	36,061	69,112	4,760	

Separate Account Annual Charges of 2.10%

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
BLACKROCK GLOBAL ALLOCATION V.I. FUND										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$10.11	$9.41	$7.95	$10.08						
Value at end of period	$9.54	$10.11	$9.41	$7.95						
Number of accumulation units outstanding at end of period	6,402,153	6,172,428	5,407,653	3,501,780						

Access

CFI 81

Condensed Financial Information (continued)

	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011
COLUMBIA SMALL CAP VALUE FUND VS										
(Fund first available during November 2003)										
Value at beginning of period		$10.00	$13.79	$16.54	$17.08	$19.96	$19.04	$13.39	$16.38	$20.29
Value at end of period		$13.79	$16.54	$17.08	$19.96	$19.04	$13.39	$16.38	$20.29	$18.64
Number of accumulation units outstanding at end of period		219,203	1,261,075	1,937,118	1,664,797	1,373,389	1,052,464	954,874	835,982	767,348
FIDELITY® VIP CONTRAFUND® PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period				$10.08	$11.91	$12.99	$14.92	$8.37	$11.10	$12.71
Value at end of period				$11.91	$12.99	$14.92	$8.37	$11.10	$12.71	$12.10
Number of accumulation units outstanding at end of period				1,246,096	2,903,416	4,272,826	4,764,205	3,991,694	3,558,174	3,184,757
FIDELITY® VIP EQUITY-INCOME PORTFOLIO										
Value at beginning of period	$9.56	$7.75	$9.87	$10.75	$11.11	$13.04	$12.93	$7.24	$9.21	$10.36
Value at end of period	$7.75	$9.87	$10.75	$11.11	$13.04	$12.93	$7.24	$9.21	$10.36	$10.21
Number of accumulation units outstanding at end of period	54,904	448,420	1,289,231	1,696,648	2,133,205	2,241,214	1,720,702	1,458,754	1,290,394	1,165,403
ING AMERICAN FUNDS ASSET ALLOCATION PORTFOLIO										
(Funds were first received in this option during May 2008)										
Value at beginning of period							$10.05	$7.15	$8.64	$9.47
Value at end of period							$7.15	$8.64	$9.47	$9.35
Number of accumulation units outstanding at end of period							861,697	1,173,464	1,277,306	1,277,412
ING AMERICAN FUNDS BOND PORTFOLIO										
(Funds were first received in this option during January 2008)										
Value at beginning of period							$10.01	$8.79	$9.65	$10.02
Value at end of period							$8.79	$9.65	$10.02	$10.37
Number of accumulation units outstanding at end of period							1,672,932	2,896,681	2,755,719	2,411,571
ING AMERICAN FUNDS GLOBAL GROWTH AND INCOME PORTFOLIO										
(Funds were first received in this option during January 2011)										
Value at beginning of period										$10.06
Value at end of period										$9.26
Number of accumulation units outstanding at end of period										37,014
ING AMERICAN FUNDS GROWTH PORTFOLIO										
(Fund first available during September 2003)										
Value at beginning of period		$10.00	$10.75	$11.77	$13.33	$14.31	$15.65	$8.54	$11.59	$13.40
Value at end of period		$10.75	$11.77	$13.33	$14.31	$15.65	$8.54	$11.59	$13.40	$12.49
Number of accumulation units outstanding at end of period		882,976	6,721,770	11,750,244	14,562,790	15,573,022	15,738,967	15,290,861	14,568,733	13,185,488
ING AMERICAN FUNDS INTERNATIONAL GROWTH AND INCOME PORTFOLIO										
(Funds were first received in this option during January 2011)										
Value at beginning of period										$10.02
Value at end of period										$8.75
Number of accumulation units outstanding at end of period										57,614
ING AMERICAN FUNDS INTERNATIONAL PORTFOLIO										
(Fund first available during September 2003)										
Value at beginning of period		$10.00	$11.59	$13.46	$15.94	$18.47	$21.59	$12.16	$16.95	$17.70
Value at end of period		$11.59	$13.46	$15.94	$18.47	$21.59	$12.16	$16.95	$17.70	$14.84
Number of accumulation units outstanding at end of period		296,661	2,085,943	3,995,243	5,576,357	6,489,109	6,273,128	6,471,121	5,981,677	5,219,780
ING AMERICAN FUNDS WORLD ALLOCATION PORTFOLIO										
(Funds were first received in this option during October 2008)										
Value at beginning of period							$9.48	$9.06	$11.95	$13.19
Value at end of period							$9.06	$11.95	$13.19	$12.15
Number of accumulation units outstanding at end of period							37,708	393,693	487,065	577,836

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
ING ARTIO FOREIGN PORTFOLIO										
Value at beginning of period	$13.43	$12.84	$10.91	$19.77	$17.34	$13.71	$12.14	$10.51	$8.19	$10.00
Value at end of period	$10.28	$13.43	$12.84	$10.91	$19.77	$17.34	$13.71	$12.14	$10.51	$8.19
Number of accumulation units outstanding at end of period	2,840,918	3,311,822	3,641,945	3,952,202	4,055,521	3,449,511	2,479,779	1,232,792	128,362	6,369
ING BARON SMALL CAP GROWTH PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$12.10	$9.77	$7.38	$12.83	$12.36	$10.95	$10.02			
Value at end of period	$12.11	$12.10	$9.77	$7.38	$12.83	$12.36	$10.95			
Number of accumulation units outstanding at end of period	2,078,863	2,111,779	2,187,159	1,688,800	1,477,279	1,098,736	494,888			
ING BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO										
(Fund first available during May 2004)										
Value at beginning of period	$10.86	$10.36	$8.82	$12.63	$11.88	$10.66	$9.86	$10.00		
Value at end of period	$11.14	$10.86	$10.36	$8.82	$12.63	$11.88	$10.66	$9.86		
Number of accumulation units outstanding at end of period	1,710,484	1,527,878	1,700,554	2,051,094	1,606,319	1,553,333	1,264,818	334,842		
ING BLACKROCK INFLATION PROTECTED BOND PORTFOLIO										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$10.88	$10.53	$9.88							
Value at end of period	$11.93	$10.88	$10.53							
Number of accumulation units outstanding at end of period	2,480,581	1,431,585	1,053,093							
ING BLACKROCK LARGE CAP GROWTH PORTFOLIO										
Value at beginning of period	$10.72	$9.66	$7.58	$12.70	$12.15	$11.59	$10.73	$9.86	$7.94	$10.00
Value at end of period	$10.33	$10.72	$9.66	$7.58	$12.70	$12.15	$11.59	$10.73	$9.86	$7.94
Number of accumulation units outstanding at end of period	1,070,138	962,845	896,220	859,567	764,203	674,427	671,809	72,893	38,135	8,896
ING BLACKROCK SCIENCE AND TECHNOLOGY OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$11.18	$9.67	$6.47	$9.99						
Value at end of period	$9.79	$11.18	$9.67	$6.47						
Number of accumulation units outstanding at end of period	1,631,033	2,011,911	2,115,656	1,051,869						
ING CLARION GLOBAL REAL ESTATE PORTFOLIO										
(Fund first available during May 2006)										
Value at beginning of period	$10.50	$9.24	$7.08	$12.30	$13.56	$11.30				
Value at end of period	$9.73	$10.50	$9.24	$7.08	$12.30	$13.56				
Number of accumulation units outstanding at end of period	1,059,505	1,206,205	1,344,556	1,387,896	1,326,783	701,115				
ING CLARION REAL ESTATE PORTFOLIO										
Value at beginning of period	$57.45	$45.85	$34.47	$57.26	$71.11	$52.77	$46.15	$34.22	$25.38	$25.87
Value at end of period	$61.59	$57.45	$45.85	$34.47	$57.26	$71.11	$52.77	$46.15	$34.22	$25.38
Number of accumulation units outstanding at end of period	451,440	505,126	600,579	665,552	869,365	1,099,471	891,145	518,437	182,707	77,757
ING COLUMBIA SMALL CAP VALUE II PORTFOLIO										
(Fund first available during May 2006)										
Value at beginning of period	$9.75	$7.95	$6.51	$10.09	$10.01	$10.05				
Value at end of period	$9.29	$9.75	$7.95	$6.51	$10.09	$10.01				
Number of accumulation units outstanding at end of period	969,198	1,085,173	1,462,454	1,644,870	1,065,810	569,254				
ING DAVIS NEW YORK VENTURE PORTFOLIO										
(Fund first available during December 2005)										
Value at beginning of period	$9.47	$8.63	$6.70	$11.26	$11.04	$9.90	$10.06			
Value at end of period	$8.84	$9.47	$8.63	$6.70	$11.26	$11.04	$9.90			
Number of accumulation units outstanding at end of period	1,580,036	1,876,791	1,841,995	1,649,555	1,255,005	735,762	12,016			
ING DFA WORLD EQUITY PORTFOLIO										
(Funds were first received in this option during August 2007)										
Value at beginning of period	$8.43	$6.90	$5.78	$10.37	$10.00					
Value at end of period	$7.50	$8.43	$6.90	$5.78	$10.37					
Number of accumulation units outstanding at end of period	989,583	840,719	714,858	749,221	1,263,274					

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
ING EURO STOXX 50® INDEX PORTFOLIO										
(Funds were first received in this option during November 2009)										
Value at beginning of period	$8.72	$9.80	$9.63							
Value at end of period	$7.06	$8.72	$9.80							
Number of accumulation units outstanding at end of period	33,495	22,695	2,198							
ING FMR^SM DIVERSIFIED MID CAP PORTFOLIO										
(Fund first available during October 2000)										
Value at beginning of period	$16.20	$12.89	$9.46	$15.88	$14.17	$12.93	$11.30			
Value at end of period	$14.13	$16.20	$12.89	$9.46	$15.88	$14.17	$12.93			
Number of accumulation units outstanding at end of period	3,089,743	3,565,171	3,800,167	3,712,595	4,157,764	2,888,003	2,618,948			
ING FRANKLIN INCOME PORTFOLIO										
(Fund first available during May 2006)										
Value at beginning of period	$10.82	$9.78	$7.57	$10.93	$10.87	$10.00				
Value at end of period	$10.86	$10.82	$9.78	$7.57	$10.93	$10.87				
Number of accumulation units outstanding at end of period	3,037,544	3,310,944	3,290,802	2,991,145	2,999,605	3,077,176				
ING FRANKLIN MUTUAL SHARES PORTFOLIO										
(Funds were first received in this option during April 2007)										
Value at beginning of period	$9.75	$8.93	$7.21	$11.83	$12.42					
Value at end of period	$9.47	$9.75	$8.93	$7.21	$11.83					
Number of accumulation units outstanding at end of period	1,029,027	1,089,782	1,105,805	1,025,971	1,062,144					
ING FRANKLIN TEMPLETON FOUNDING STRATEGY PORTFOLIO										
(Funds were first received in this option during May 2007)										
Value at beginning of period	$8.33	$7.68	$6.02	$9.56	$10.00					
Value at end of period	$8.05	$8.33	$7.68	$6.02	$9.56					
Number of accumulation units outstanding at end of period	4,789,595	5,129,860	5,374,909	5,530,073	3,476,458					
ING FTSE 100 INDEX® PORTFOLIO										
(Funds were first received in this option during November 2009)										
Value at beginning of period	$10.92	$10.25	$10.08							
Value at end of period	$10.25	$10.92	$10.25							
Number of accumulation units outstanding at end of period	21,186	29,129	3,728							
ING GLOBAL RESOURCES PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$9.96									
Value at end of period	$8.80									
Number of accumulation units outstanding at end of period	811,636									
ING GLOBAL RESOURCES PORTFOLIO (CLASS S)										
Value at beginning of period	$38.22	$32.09	$23.84	$41.27	$31.64	$26.61	$19.73	$18.94	$12.71	$12.88
Value at end of period	$33.99	$38.22	$32.09	$23.84	$41.27	$31.64	$26.61	$19.73	$18.94	$12.71
Number of accumulation units outstanding at end of period	1,511,688	1,711,545	2,165,113	2,442,120	1,971,707	1,609,563	1,039,563	367,334	147,526	43,248
ING GROWTH AND INCOME PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$9.99									
Value at end of period	$9.50									
Number of accumulation units outstanding at end of period	10,871,016									
ING GROWTH AND INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during November 2007)										
Value at beginning of period	$8.59	$7.71	$6.05	$9.94	$9.83					
Value at end of period	$8.36	$8.59	$7.71	$6.05	$9.94					
Number of accumulation units outstanding at end of period	6,239,346	3,510,576	388,232	2,481,381	9,804					

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
ING HANG SENG INDEX PORTFOLIO										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$13.58	$12.90	$9.99							
Value at end of period	$10.84	$13.58	$12.90							
Number of accumulation units outstanding at end of period	374,816	415,911	372,749							
ING INDEX PLUS LARGECAP PORTFOLIO										
(Fund first available during August 2003)										
Value at beginning of period	$9.24	$8.30	$6.89	$11.25	$10.97	$9.80	$9.52	$8.82	$10.00	
Value at end of period	$9.01	$9.24	$8.30	$6.89	$11.25	$10.97	$9.80	$9.52	$8.82	
Number of accumulation units outstanding at end of period	844,711	994,063	1,083,795	1,195,225	1,503,495	1,722,487	1,457,388	689,799	247,476	
ING INDEX PLUS MIDCAP PORTFOLIO										
(Fund first available during May 2004)										
Value at beginning of period	$12.51	$10.51	$8.16	$13.39	$13.00	$12.17	$11.21	$9.66		
Value at end of period	$12.08	$12.51	$10.51	$8.16	$13.39	$13.00	$12.17	$11.21		
Number of accumulation units outstanding at end of period	834,344	970,505	1,071,001	1,227,732	1,541,727	1,567,111	1,340,319	340,018		
ING INDEX PLUS SMALLCAP PORTFOLIO										
(Fund first available during May 2004)										
Value at beginning of period	$11.84	$9.87	$8.10	$12.47	$13.62	$12.26	$11.66	$9.61		
Value at end of period	$11.47	$11.84	$9.87	$8.10	$12.47	$13.62	$12.26	$11.66		
Number of accumulation units outstanding at end of period	690,733	781,772	879,988	988,868	1,270,064	1,370,199	1,166,092	333,675		
ING INTERMEDIATE BOND PORTFOLIO										
Value at beginning of period	$12.46	$11.62	$10.67	$11.93	$11.53	$11.35	$11.26	$11.00	$10.59	$10.00
Value at end of period	$13.09	$12.46	$11.62	$10.67	$11.93	$11.53	$11.35	$11.26	$11.00	$10.59
Number of accumulation units outstanding at end of period	5,180,415	5,525,607	5,774,425	5,918,590	5,811,926	4,031,996	1,271,536	1,029,703	182,945	20,543
ING INTERNATIONAL INDEX PORTFOLIO										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$7.93	$7.53	$6.03	$10.27						
Value at end of period	$6.80	$7.93	$7.53	$6.03						
Number of accumulation units outstanding at end of period	368,193	517,282	644,875	31,701						
ING INVESCO VAN KAMPEN COMSTOCK PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$10.86	$9.64	$7.66	$12.31	$12.87	$11.35	$11.20			
Value at end of period	$10.41	$10.86	$9.64	$7.66	$12.31	$12.87	$11.35			
Number of accumulation units outstanding at end of period	1,128,819	1,016,194	1,007,577	958,698	992,532	892,091	725,244			
ING INVESCO VAN KAMPEN EQUITY AND INCOME PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$11.82	$10.78	$9.00	$12.02	$11.89	$10.81	$10.15			
Value at end of period	$11.42	$11.82	$10.78	$9.00	$12.02	$11.89	$10.81			
Number of accumulation units outstanding at end of period	812,766	938,725	988,593	986,332	537,221	432,531	239,827			
ING INVESCO VAN KAMPEN GROWTH AND INCOME PORTFOLIO										
Value at beginning of period	$25.93	$23.55	$19.40	$29.24	$29.12	$25.64	$23.79	$21.30	$17.01	$20.39
Value at end of period	$24.84	$25.93	$23.55	$19.40	$29.24	$29.12	$25.64	$23.79	$21.30	$17.01
Number of accumulation units outstanding at end of period	661,759	720,933	771,480	795,559	843,024	985,694	953,341	677,755	424,242	180,352
ING JAPAN TOPIX INDEX® PORTFOLIO										
(Funds were first received in this option during November 2009)										
Value at beginning of period	$10.95	$9.85	$9.83							
Value at end of period	$9.25	$10.95	$9.85							
Number of accumulation units outstanding at end of period	170,323	68,821	23							
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO										
Value at beginning of period	$22.37	$19.00	$11.31	$23.71	$17.49	$13.15	$9.96	$8.64	$6.02	$6.89
Value at end of period	$17.90	$22.37	$19.00	$11.31	$23.71	$17.49	$13.15	$9.96	$8.64	$6.02
Number of accumulation units outstanding at end of period	2,617,081	2,793,232	3,272,083	3,377,985	3,562,996	2,347,679	1,606,085	614,996	251,031	87,622

Access

Condensed Financial Information (continued)

ING JPMORGAN MID CAP VALUE PORTFOLIO
(Funds were first received in this option during May 2008)

	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011
Value at beginning of period							$10.17	$6.88	$8.46	$10.18
Value at end of period							$6.88	$8.46	$10.18	$10.15
Number of accumulation units outstanding at end of period							180,150	510,958	828,496	1,226,655

ING JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO

	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011
Value at beginning of period	$10.00	$7.81	$10.26	$13.63	$12.84	$14.66	$14.11	$9.68	$12.06	$14.97
Value at end of period	$7.81	$10.26	$13.63	$12.84	$14.66	$14.11	$9.68	$12.06	$14.97	$14.46
Number of accumulation units outstanding at end of period	37,674	260,352	643,342	1,016,028	1,193,062	1,346,686	971,062	930,424	1,074,195	1,106,716

ING LARGE CAP GROWTH PORTFOLIO
(Fund first available during May 2004)

	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011
Value at beginning of period			$9.64	$10.44	$10.62	$10.98	$12.00	$8.51	$11.87	$13.28
Value at end of period			$10.44	$10.62	$10.98	$12.00	$8.51	$11.87	$13.28	$13.29
Number of accumulation units outstanding at end of period			23,328	51,145	71,638	62,575	98,477	642,827	601,971	1,540,422

ING LARGE CAP VALUE PORTFOLIO
(Funds were first received in this option during January 2011)

	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011
Value at beginning of period										$10.04
Value at end of period										$9.99
Number of accumulation units outstanding at end of period										438,205

ING LIMITED MATURITY BOND PORTFOLIO

	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011
Value at beginning of period	$17.36	$18.23	$18.35	$18.22	$18.13	$18.43	$19.08	$18.64	$19.55	$19.74
Value at end of period	$18.23	$18.35	$18.22	$18.13	$18.43	$19.08	$18.64	$19.55	$19.74	$19.55
Number of accumulation units outstanding at end of period	187,662	390,766	281,028	230,202	175,221	127,366	96,665	85,437	72,554	65,463

ING LIQUID ASSETS PORTFOLIO

	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011
Value at beginning of period	$14.43	$14.33	$14.13	$13.97	$14.05	$14.40	$14.80	$14.84	$14.57	$14.27
Value at end of period	$14.33	$14.13	$13.97	$14.05	$14.40	$14.80	$14.84	$14.57	$14.27	$13.98
Number of accumulation units outstanding at end of period	514,409	735,857	971,131	1,641,831	2,780,525	4,722,110	9,865,921	5,813,592	4,696,420	4,496,702

ING MARSICO GROWTH PORTFOLIO

	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011
Value at beginning of period	$14.53	$10.02	$13.02	$14.34	$15.29	$15.71	$17.56	$10.26	$12.95	$15.20
Value at end of period	$10.02	$13.02	$14.34	$15.29	$15.71	$17.56	$10.26	$12.95	$15.20	$14.63
Number of accumulation units outstanding at end of period	311,442	845,399	1,389,051	1,936,439	1,915,622	1,927,782	1,891,487	1,728,520	1,630,063	1,601,801

ING MFS TOTAL RETURN PORTFOLIO

	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011
Value at beginning of period	$19.52	$18.14	$20.73	$22.55	$22.72	$24.90	$25.35	$19.27	$22.24	$23.92
Value at end of period	$18.14	$20.73	$22.55	$22.72	$24.90	$25.35	$19.27	$22.24	$23.92	$23.79
Number of accumulation units outstanding at end of period	687,305	1,114,951	1,640,545	2,090,749	2,155,140	1,999,893	1,865,661	1,808,651	1,595,426	1,429,060

ING MFS UTILITIES PORTFOLIO
(Fund first available during May 2005)

	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011
Value at beginning of period				$10.05	$11.34	$14.53	$18.11	$11.05	$14.36	$15.98
Value at end of period				$11.34	$14.53	$18.11	$11.05	$14.36	$15.98	$16.65
Number of accumulation units outstanding at end of period				1,287,256	2,182,716	2,991,519	3,547,635	2,993,392	2,858,694	2,969,223

ING MIDCAP OPPORTUNITIES PORTFOLIO
(Fund first available during April 2004)

	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011
Value at beginning of period			$7.00	$7.32	$7.90	$8.32	$10.22	$6.23	$8.60	$10.95
Value at end of period			$7.32	$7.90	$8.32	$10.22	$6.23	$8.60	$10.95	$10.64
Number of accumulation units outstanding at end of period			215,454	235,557	196,650	154,686	1,518,337	1,526,739	1,704,095	1,752,718

ING MORGAN STANLEY GLOBAL FRANCHISE PORTFOLIO

	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011
Value at beginning of period	$10.00	$8.80	$10.88	$12.00	$13.08	$15.54	$16.69	$11.67	$14.73	$16.42
Value at end of period	$8.80	$10.88	$12.00	$13.08	$15.54	$16.69	$11.67	$14.73	$16.42	$17.53
Number of accumulation units outstanding at end of period	40,258	200,135	789,277	1,601,079	2,062,203	1,881,748	1,599,531	1,540,299	1,607,853	1,576,434

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
ING OPPENHEIMER ACTIVE ALLOCATION PORTFOLIO										
(Funds were first received in this option during October 2008)										
Value at beginning of period	$11.78	$10.55	$8.42	$9.35						
Value at end of period	$11.02	$11.78	$10.55	$8.42						
Number of accumulation units outstanding at end of period	159,191	150,563	79,444	14,649						
ING OPPENHEIMER GLOBAL PORTFOLIO (CLASS S)										
(Fund first available during May 2005)										
Value at beginning of period	$12.86	$11.35	$8.32	$14.27	$13.71	$11.91	$10.11			
Value at end of period	$11.54	$12.86	$11.35	$8.32	$14.27	$13.71	$11.91			
Number of accumulation units outstanding at end of period	853,744	601,855	670,416	1,018,421	1,076,656	523,730	145,145			
ING PIMCO HIGH YIELD PORTFOLIO										
(Fund first available during May 2004)										
Value at beginning of period	$14.66	$13.11	$8.96	$11.82	$11.73	$11.00	$10.77	$10.00		
Value at end of period	$14.99	$14.66	$13.11	$8.96	$11.82	$11.73	$11.00	$10.77		
Number of accumulation units outstanding at end of period	2,379,886	2,288,870	1,766,269	2,111,385	2,987,566	3,053,566	2,858,639	2,439,916		
ING PIMCO TOTAL RETURN BOND PORTFOLIO										
Value at beginning of period	$16.62	$15.76	$14.07	$13.79	$12.93	$12.66	$12.62	$12.29	$11.98	
Value at end of period	$16.84	$16.62	$15.76	$14.07	$13.79	$12.93	$12.66	$12.62	$12.29	
Number of accumulation units outstanding at end of period	10,213,240	11,243,930	11,617,187	9,592,661	4,063,712	2,338,464	2,092,826	1,738,298	1,262,012	
ING PIONEER FUND PORTFOLIO (CLASS S)										
(Fund first available during May 2005)										
Value at beginning of period	$11.32	$9.98	$8.21	$12.85	$12.49	$10.93	$10.29			
Value at end of period	$10.58	$11.32	$9.98	$8.21	$12.85	$12.49	$10.93			
Number of accumulation units outstanding at end of period	344,691	375,680	362,014	356,416	434,966	502,967	434,680			
ING PIONEER MID CAP VALUE PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$11.41	$9.88	$8.07	$12.32	$11.93	$10.84	$10.07			
Value at end of period	$10.62	$11.41	$9.88	$8.07	$12.32	$11.93	$10.84			
Number of accumulation units outstanding at end of period	2,986,779	3,494,720	3,905,405	3,996,449	4,353,304	4,390,438	4,290,104			
ING RETIREMENT CONSERVATIVE PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$8.77	$8.30	$8.24							
Value at end of period	$9.03	$8.77	$8.30							
Number of accumulation units outstanding at end of period	4,076,583	3,875,738	3,962,576							
ING RETIREMENT GROWTH PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$10.23	$9.36	$9.21							
Value at end of period	$9.89	$10.23	$9.36							
Number of accumulation units outstanding at end of period	38,443,713	42,697,101	46,107,120							
ING RETIREMENT MODERATE GROWTH PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$10.45	$9.62	$9.49							
Value at end of period	$10.24	$10.45	$9.62							
Number of accumulation units outstanding at end of period	21,738,891	23,476,050	25,349,683							
ING RETIREMENT MODERATE PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$10.56	$9.85	$9.75							
Value at end of period	$10.56	$10.56	$9.85							
Number of accumulation units outstanding at end of period	11,688,266	12,044,181	13,018,646							

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
ING RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$13.90	$12.62	$10.26							
Value at end of period	$14.14	$13.90	$12.62							
Number of accumulation units outstanding at end of period	847,364	793,303	774,537							
ING RUSSELL™ LARGE CAP INDEX PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$8.85	$8.07	$6.68	$10.12						
Value at end of period	$8.85	$8.85	$8.07	$6.68						
Number of accumulation units outstanding at end of period	1,268,403	1,501,856	1,532,905	257,464						
ING RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$13.54	$12.45	$10.34							
Value at end of period	$13.33	$13.54	$12.45							
Number of accumulation units outstanding at end of period	254,682	178,884	105,054							
ING RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$15.93	$12.93	$10.36							
Value at end of period	$15.25	$15.93	$12.93							
Number of accumulation units outstanding at end of period	1,115,656	1,195,308	1,126,456							
ING RUSSELL™ MID CAP INDEX PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$10.20	$8.34	$6.10	$10.24						
Value at end of period	$9.78	$10.20	$8.34	$6.10						
Number of accumulation units outstanding at end of period	654,912	663,918	575,441	282,724						
ING RUSSELL™ SMALL CAP INDEX PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$10.59	$8.58	$6.93	$10.02						
Value at end of period	$9.93	$10.59	$8.58	$6.93						
Number of accumulation units outstanding at end of period	1,028,554	1,207,536	834,911	572,938						
ING SMALLCAP OPPORTUNITIES PORTFOLIO										
Value at beginning of period	$8.89	$6.88	$5.37	$8.39	$7.81	$7.10	$6.66	$6.19	$4.57	$8.29
Value at end of period	$8.75	$8.89	$6.88	$5.37	$8.39	$7.81	$7.10	$6.66	$6.19	$4.57
Number of accumulation units outstanding at end of period	491,024	548,730	633,871	675,839	855,490	1,086,586	1,049,459	823,490	521,035	249,714
ING SMALL COMPANY PORTFOLIO										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$10.76	$8.86	$7.11	$10.18						
Value at end of period	$10.25	$10.76	$8.86	$7.11						
Number of accumulation units outstanding at end of period	615,823	651,459	527,951	456,278						
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO										
Value at beginning of period	$44.25	$39.64	$30.39	$42.82	$41.90	$37.33	$35.39	$31.00	$25.28	$25.70
Value at end of period	$44.58	$44.25	$39.64	$30.39	$42.82	$41.90	$37.33	$35.39	$31.00	$25.28
Number of accumulation units outstanding at end of period	3,389,822	3,730,591	3,935,945	3,963,914	4,273,456	4,218,851	3,689,659	2,380,506	998,381	442,657
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO										
Value at beginning of period	$26.46	$23.51	$19.21	$30.52	$30.25	$25.94	$25.50	$22.67	$18.50	$21.77
Value at end of period	$25.67	$26.46	$23.51	$19.21	$30.52	$30.25	$25.94	$25.50	$22.67	$18.50
Number of accumulation units outstanding at end of period	1,829,460	1,738,376	1,628,920	1,638,714	1,801,226	1,889,644	1,954,975	1,619,276	860,125	425,112
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO										
(Funds were first received in this option during May 2007)										
Value at beginning of period	$9.10	$7.98	$5.71	$10.12	$10.10					
Value at end of period	$8.80	$9.10	$7.98	$5.71	$10.12					
Number of accumulation units outstanding at end of period	974,351	913,069	741,998	245,895	159,631					

CFI 88

Access

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
ING T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$13.14	$11.79	$8.75	$17.71	$15.01	$12.36	$10.16			
Value at end of period	$11.28	$13.14	$11.79	$8.75	$17.71	$15.01	$12.36			
Number of accumulation units outstanding at end of period	1,009,986	1,072,130	1,212,113	1,483,984	1,343,574	1,009,791	786,192			
ING TEMPLETON FOREIGN EQUITY PORTFOLIO										
(Fund first available during May 2006)										
Value at beginning of period	$10.02	$9.42	$7.30	$12.55	$11.13	$10.17				
Value at end of period	$8.61	$10.02	$9.42	$7.30	$12.55	$11.13				
Number of accumulation units outstanding at end of period	1,825,886	2,309,894	2,239,075	2,050,459	663,536	172,518				
ING TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$19.31	$18.30	$14.13	$23.93	$23.87	$19.99	$18.58	$17.11	$12.82	$16.41
Value at end of period	$17.82	$19.31	$18.30	$14.13	$23.93	$23.87	$19.99	$18.58	$17.11	$12.82
Number of accumulation units outstanding at end of period	933,990	1,054,961	1,074,690	994,246	1,099,394	974,425	780,724	680,585	451,642	210,411
ING THORNBURG VALUE PORTFOLIO										
(Fund first available during August 2006)										
Value at beginning of period	$10.78	$9.90	$7.01	$11.91	$11.37	$10.03				
Value at end of period	$9.15	$10.78	$9.90	$7.01	$11.91	$11.37				
Number of accumulation units outstanding at end of period	26,115	26,603	31,851	34,932	91,625	74,269				
ING U.S. BOND INDEX PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$10.87	$10.48	$10.15	$10.02						
Value at end of period	$11.38	$10.87	$10.48	$10.15						
Number of accumulation units outstanding at end of period	2,112,609	2,023,217	2,166,890	1,631,655						
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$10.30	$9.31	$7.23	$12.31	$12.46	$11.13	$10.01			
Value at end of period	$9.81	$10.30	$9.31	$7.23	$12.31	$12.46	$11.13			
Number of accumulation units outstanding at end of period	48,922	52,142	55,622	56,718	71,145	126,031	45,133			
ING WISDOM TREE℠ GLOBAL HIGH-YIELDING EQUITY INDEX PORTFOLIO										
(Funds were first received in this option during January 2008)										
Value at beginning of period	$7.96	$7.68	$6.04	$9.95						
Value at end of period	$7.49	$7.96	$7.68	$6.04						
Number of accumulation units outstanding at end of period	996,995	1,146,514	1,331,304	1,266,237						
INVESCO V.I. LEISURE FUND										
Value at beginning of period	$11.64	$9.76	$7.50	$13.46	$13.86	$11.36	$11.74	$10.58	$8.40	$10.00
Value at end of period	$10.96	$11.64	$9.76	$7.50	$13.46	$13.86	$11.36	$11.74	$10.58	$8.40
Number of accumulation units outstanding at end of period	103,235	131,114	165,664	187,577	243,280	314,148	361,104	277,954	125,871	40,592
PROFUND VP BULL										
Value at beginning of period	$8.02	$7.27	$5.98	$9.79	$9.66	$8.68	$8.63	$8.10	$6.59	$8.85
Value at end of period	$7.85	$8.02	$7.27	$5.98	$9.79	$9.66	$8.68	$8.63	$8.10	$6.59
Number of accumulation units outstanding at end of period	91,189	100,597	118,260	130,328	164,132	243,580	226,832	278,604	83,177	23,783
PROFUND VP EUROPE 30										
Value at beginning of period	$8.86	$8.81	$6.80	$12.41	$11.07	$9.62	$9.09	$8.12	$5.98	$8.23
Value at end of period	$7.90	$8.86	$8.81	$6.80	$12.41	$11.07	$9.62	$9.09	$8.12	$5.98
Number of accumulation units outstanding at end of period	85,950	100,465	105,602	125,339	169,030	227,041	257,431	160,013	67,213	17,650
PROFUND VP RISING RATES OPPORTUNITY										
(Fund first available during October 2003)										
Value at beginning of period	$4.75	$5.78	$4.47	$7.36	$7.93	$7.35	$8.15	$9.34	$10.00	
Value at end of period	$2.91	$4.75	$5.78	$4.47	$7.36	$7.93	$7.35	$8.15	$9.34	
Number of accumulation units outstanding at end of period	141,988	151,085	158,755	173,125	221,809	442,998	452,259	307,589	26,719	

CFI 89

Access

Condensed Financial Information (continued)

Separate Account Annual Charges of 2.15%

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
BLACKROCK GLOBAL ALLOCATION V.I. FUND										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$10.10	$9.40	$7.95	$10.13						
Value at end of period	$9.52	$10.10	$9.40	$7.95						
Number of accumulation units outstanding at end of period	16,549	12,313	10,877	6,639						
COLUMBIA SMALL CAP VALUE FUND VS										
(Fund first available during November 2003)										
Value at beginning of period	$20.21	$16.33	$13.35	$18.99	$19.92	$17.06	$16.53	$13.78	$10.00	
Value at end of period	$18.56	$20.21	$16.33	$13.35	$18.99	$19.92	$17.06	$16.53	$13.78	
Number of accumulation units outstanding at end of period	9,432	12,203	12,857	13,136	17,150	22,149	25,625	22,984	12,195	
FIDELITY® VIP CONTRAFUND® PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$12.67	$11.07	$8.35	$14.90	$12.98	$11.91	$10.63			
Value at end of period	$12.05	$12.67	$11.07	$8.35	$14.90	$12.98	$11.91			
Number of accumulation units outstanding at end of period	8,751	10,970	12,825	15,967	38,043	26,271	21,331			
FIDELITY® VIP EQUITY-INCOME PORTFOLIO										
Value at beginning of period	$10.31	$9.17	$7.21	$12.89	$13.01	$11.08	$10.73	$9.86	$7.75	$9.56
Value at end of period	$10.15	$10.31	$9.17	$7.21	$12.89	$13.01	$11.08	$10.73	$9.86	$7.75
Number of accumulation units outstanding at end of period	15,488	30,019	30,702	33,114	42,809	61,254	106,701	112,420	105,157	46,318
ING AMERICAN FUNDS ASSET ALLOCATION PORTFOLIO										
(Funds were first received in this option during March 2009)										
Value at beginning of period	$9.46	$8.63	$6.65							
Value at end of period	$9.34	$9.46	$8.63							
Number of accumulation units outstanding at end of period	9,965	7,646	2,551							
ING AMERICAN FUNDS BOND PORTFOLIO										
(Funds were first received in this option during June 2008)										
Value at beginning of period	$10.00	$9.64	$8.79	$9.77						
Value at end of period	$10.35	$10.00	$9.64	$8.79						
Number of accumulation units outstanding at end of period	2,665	5,235	21,277	5,400						
ING AMERICAN FUNDS GLOBAL GROWTH AND INCOME PORTFOLIO										
(Funds were first received in this option during July 2011)										
Value at beginning of period	$10.08									
Value at end of period	$9.26									
Number of accumulation units outstanding at end of period	243									
ING AMERICAN FUNDS GROWTH PORTFOLIO										
(Fund first available during September 2003)										
Value at beginning of period	$13.35	$11.55	$8.51	$15.62	$14.28	$13.31	$11.76	$10.74	$10.00	
Value at end of period	$12.44	$13.35	$11.55	$8.51	$15.62	$14.28	$13.31	$11.76	$10.74	
Number of accumulation units outstanding at end of period	31,512	42,591	49,133	53,752	65,892	88,707	129,595	109,318	10,783	
ING AMERICAN FUNDS INTERNATIONAL GROWTH AND INCOME PORTFOLIO										
(Funds were first received in this option during July 2011)										
Value at beginning of period	$9.72									
Value at end of period	$8.75									
Number of accumulation units outstanding at end of period	444									
ING AMERICAN FUNDS INTERNATIONAL PORTFOLIO										
(Fund first available during September 2003)										
Value at beginning of period	$17.63	$16.89	$12.13	$21.54	$18.44	$15.92	$13.45	$11.59	$10.00	
Value at end of period	$14.77	$17.63	$16.89	$12.13	$21.54	$18.44	$15.92	$13.45	$11.59	
Number of accumulation units outstanding at end of period	22,376	28,192	24,238	25,978	36,576	41,623	33,188	19,375	579	

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
ING AMERICAN FUNDS WORLD ALLOCATION PORTFOLIO										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$13.17	$11.95	$10.51							
Value at end of period	$12.13	$13.17	$11.95							
Number of accumulation units outstanding at end of period	456	222	226							
ING ARTIO FOREIGN PORTFOLIO										
Value at beginning of period	$13.37	$12.79	$10.87	$19.71	$17.30	$13.68	$12.12	$10.50	$8.18	$10.00
Value at end of period	$10.23	$13.37	$12.79	$10.87	$19.71	$17.30	$13.68	$12.12	$10.50	$8.18
Number of accumulation units outstanding at end of period	85,997	93,778	101,483	94,012	99,566	73,699	57,747	25,477	20,181	4,137
ING BARON SMALL CAP GROWTH PORTFOLIO										
(Fund first available during August 2005)										
Value at beginning of period	$12.07	$9.75	$7.37	$12.82	$12.35	$10.95	$11.28			
Value at end of period	$12.07	$12.07	$9.75	$7.37	$12.82	$12.35	$10.95			
Number of accumulation units outstanding at end of period	5,376	6,688	7,599	6,340	5,124	5,097	673			
ING BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO										
(Fund first available during May 2004)										
Value at beginning of period	$10.82	$10.33	$8.80	$12.60	$11.87	$10.65	$9.85	$9.95		
Value at end of period	$11.09	$10.82	$10.33	$8.80	$12.60	$11.87	$10.65	$9.85		
Number of accumulation units outstanding at end of period	32,921	33,342	43,377	68,415	45,861	55,669	52,730	11,064		
ING BLACKROCK INFLATION PROTECTED BOND PORTFOLIO										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$10.87	$10.53	$10.11							
Value at end of period	$11.91	$10.87	$10.53							
Number of accumulation units outstanding at end of period	4,520	4,389	1,126							
ING BLACKROCK LARGE CAP GROWTH PORTFOLIO										
Value at beginning of period	$10.68	$9.62	$7.55	$12.66	$12.12	$11.57	$10.72	$9.86	$7.93	$10.00
Value at end of period	$10.28	$10.68	$9.62	$7.55	$12.66	$12.12	$11.57	$10.72	$9.86	$7.93
Number of accumulation units outstanding at end of period	21,610	23,096	20,928	25,077	41,507	82,932	123,003	1,929	1,932	297
ING BLACKROCK SCIENCE AND TECHNOLOGY OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$11.17	$9.66	$6.47	$9.99						
Value at end of period	$9.77	$11.17	$9.66	$6.47						
Number of accumulation units outstanding at end of period	23,918	25,118	15,181	65,058						
ING CLARION GLOBAL REAL ESTATE PORTFOLIO										
(Fund first available during June 2006)										
Value at beginning of period	$10.47	$9.22	$7.07	$12.29	$13.55	$10.58				
Value at end of period	$9.70	$10.47	$9.22	$7.07	$12.29	$13.55				
Number of accumulation units outstanding at end of period	1,467	1,837	1,866	3,033	3,297	4,971				
ING CLARION REAL ESTATE PORTFOLIO										
Value at beginning of period	$56.81	$45.36	$34.12	$56.71	$70.46	$52.32	$45.78	$33.96	$25.20	$25.70
Value at end of period	$60.87	$56.81	$45.36	$34.12	$56.71	$70.46	$52.32	$45.78	$33.96	$25.20
Number of accumulation units outstanding at end of period	11,200	13,170	14,578	18,568	23,115	32,250	41,610	38,457	34,934	17,947
ING COLUMBIA SMALL CAP VALUE II PORTFOLIO										
(Fund first available during May 2006)										
Value at beginning of period	$9.72	$7.93	$6.50	$10.08	$10.00	$10.05				
Value at end of period	$9.26	$9.72	$7.93	$6.50	$10.08	$10.00				
Number of accumulation units outstanding at end of period	7,570	8,799	9,287	8,090	5,868	2,403				
ING DAVIS NEW YORK VENTURE PORTFOLIO										
(Fund first available during February 2006)										
Value at beginning of period	$9.44	$8.61	$6.69	$11.25	$11.03	$10.09				
Value at end of period	$8.81	$9.44	$8.61	$6.69	$11.25	$11.03				
Number of accumulation units outstanding at end of period	8,329	8,609	8,079	10,275	5,961	16,224				

Access

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
ING DFA WORLD EQUITY PORTFOLIO										
(Funds were first received in this option during October 2007)										
Value at beginning of period	$8.41	$6.89	$5.78	$10.37	$10.73					
Value at end of period	$7.48	$8.41	$6.89	$5.78	$10.37					
Number of accumulation units outstanding at end of period	3,250	3,099	3,272	3,294	1,373					
ING FMR^SM DIVERSIFIED MID CAP PORTFOLIO										
Value at beginning of period	$16.12	$12.83	$9.42	$15.82	$14.12	$12.90	$11.27	$9.28	$7.12	$9.01
Value at end of period	$14.04	$16.12	$12.83	$9.42	$15.82	$14.12	$12.90	$11.27	$9.28	$7.11
Number of accumulation units outstanding at end of period	111,339	128,035	142,553	154,404	193,993	168,325	173,163	101,131	119,998	74,631
ING FRANKLIN INCOME PORTFOLIO										
(Fund first available during July 2006)										
Value at beginning of period	$10.79	$9.76	$7.56	$10.92	$10.87	$10.07				
Value at end of period	$10.83	$10.79	$9.76	$7.56	$10.92	$10.87				
Number of accumulation units outstanding at end of period	25,857	24,332	35,176	41,709	16,154	7,185				
ING FRANKLIN MUTUAL SHARES PORTFOLIO										
(Funds were first received in this option during June 2007)										
Value at beginning of period	$9.73	$8.91	$7.20	$11.83	$12.68					
Value at end of period	$9.44	$9.73	$8.91	$7.20	$11.83					
Number of accumulation units outstanding at end of period	2,823	3,988	3,293	2,927	4,175					
ING FRANKLIN TEMPLETON FOUNDING STRATEGY PORTFOLIO										
(Funds were first received in this option during June 2007)										
Value at beginning of period	$8.31	$7.67	$6.01	$9.56	$10.12					
Value at end of period	$8.03	$8.31	$7.67	$6.01	$9.56					
Number of accumulation units outstanding at end of period	5,986	2,030	1,633	376	376					
ING FTSE 100 INDEX® PORTFOLIO										
(Funds were first received in this option during May 2010)										
Value at beginning of period	$10.92	$9.52								
Value at end of period	$10.24	$10.92								
Number of accumulation units outstanding at end of period	7,146	7,215								
ING GLOBAL RESOURCES PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during March 2011)										
Value at beginning of period	$10.90									
Value at end of period	$8.79									
Number of accumulation units outstanding at end of period	281									
ING GLOBAL RESOURCES PORTFOLIO (CLASS S)										
Value at beginning of period	$37.79	$31.75	$23.59	$40.87	$31.35	$26.38	$19.57	$18.80	$12.62	$12.79
Value at end of period	$33.60	$37.79	$31.75	$23.59	$40.87	$31.35	$26.38	$19.57	$18.80	$12.62
Number of accumulation units outstanding at end of period	21,861	24,775	28,450	30,723	38,971	36,352	28,307	18,255	18,382	11,015
ING GROWTH AND INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during September 2008)										
Value at beginning of period	$8.57	$7.70	$6.05	$8.38						
Value at end of period	$8.35	$8.57	$7.70	$6.05						
Number of accumulation units outstanding at end of period	282,830	170,914	176,852	155,868						
ING GROWTH AND INCOME PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$9.99									
Value at end of period	$9.50									
Number of accumulation units outstanding at end of period	26,940									
ING HANG SENG INDEX PORTFOLIO										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$13.57	$12.89	$10.30							
Value at end of period	$10.83	$13.57	$12.89							
Number of accumulation units outstanding at end of period	3,678	3,222	278							

CFI 92

Access

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
ING INDEX PLUS LARGECAP PORTFOLIO										
(Fund first available during August 2003)										
Value at beginning of period	$9.19	$8.27	$6.87	$11.21	$10.94	$9.78	$9.51	$8.81	$10.00	
Value at end of period	$8.96	$9.19	$8.27	$6.87	$11.21	$10.94	$9.78	$9.51	$8.81	
Number of accumulation units outstanding at end of period	16,147	16,721	18,153	20,075	28,351	32,580	39,673	37,817	27,484	
ING INDEX PLUS MIDCAP PORTFOLIO										
(Fund first available during May 2004)										
Value at beginning of period	$12.46	$10.48	$8.14	$13.37	$12.98	$12.16	$11.21	$10.03		
Value at end of period	$12.03	$12.46	$10.48	$8.14	$13.37	$12.98	$12.16	$11.21		
Number of accumulation units outstanding at end of period	857	865	873	1,115	1,254	2,323	6,524	873		
ING INDEX PLUS SMALLCAP PORTFOLIO										
(Fund first available during July 2004)										
Value at beginning of period	$11.80	$9.84	$8.08	$12.45	$13.60	$12.25	$11.66	$10.31		
Value at end of period	$11.43	$11.80	$9.84	$8.08	$12.45	$13.60	$12.25	$11.66		
Number of accumulation units outstanding at end of period	597	3,626	3,778	3,916	5,212	8,125	12,918	1,503		
ING INTERMEDIATE BOND PORTFOLIO										
Value at beginning of period	$12.41	$11.58	$10.63	$11.90	$11.50	$11.33	$11.24	$10.99	$10.59	$10.00
Value at end of period	$13.03	$12.41	$11.58	$10.63	$11.90	$11.50	$11.33	$11.24	$10.99	$10.59
Number of accumulation units outstanding at end of period	39,419	34,976	65,315	110,251	147,880	180,773	134,888	67,181	0	0
ING INTERNATIONAL INDEX PORTFOLIO										
(Funds were first received in this option during June 2009)										
Value at beginning of period	$7.92	$7.52	$6.30							
Value at end of period	$6.79	$7.92	$7.52							
Number of accumulation units outstanding at end of period	0	0	19							
ING INVESCO VAN KAMPEN COMSTOCK PORTFOLIO										
(Funds were first received in this option during December 2008)										
Value at beginning of period	$10.06	$8.93	$7.10	$6.78						
Value at end of period	$9.63	$10.06	$8.93	$7.10						
Number of accumulation units outstanding at end of period	13,290	2,628	2,630	534						
ING INVESCO VAN KAMPEN EQUITY AND INCOME PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$11.79	$10.75	$8.98	$11.56						
Value at end of period	$11.38	$11.79	$10.75	$8.98						
Number of accumulation units outstanding at end of period	12,099	13,286	9,725	12,393						
ING INVESCO VAN KAMPEN GROWTH AND INCOME PORTFOLIO										
Value at beginning of period	$25.70	$23.35	$19.25	$29.03	$28.92	$25.48	$23.66	$21.19	$16.93	$20.30
Value at end of period	$24.61	$25.70	$23.35	$19.25	$29.03	$28.92	$25.48	$23.66	$21.19	$16.93
Number of accumulation units outstanding at end of period	22,781	23,664	27,239	31,033	39,974	63,914	93,480	100,435	93,569	38,925
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO										
Value at beginning of period	$22.23	$18.88	$11.25	$23.59	$17.41	$13.10	$9.93	$8.62	$6.01	$6.87
Value at end of period	$17.78	$22.23	$18.88	$11.25	$23.59	$17.41	$13.10	$9.93	$8.62	$6.01
Number of accumulation units outstanding at end of period	35,733	40,526	46,297	47,876	57,011	58,067	50,978	33,906	22,800	14,127
ING JPMORGAN MID CAP VALUE PORTFOLIO										
(Funds were first received in this option during April 2009)										
Value at beginning of period	$10.17	$8.45	$6.43							
Value at end of period	$10.13	$10.17	$8.45							
Number of accumulation units outstanding at end of period	0	930	225							
ING JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO										
Value at beginning of period	$14.90	$12.02	$9.64	$14.07	$14.63	$12.82	$13.63	$10.25	$7.81	$10.00
Value at end of period	$14.38	$14.90	$12.02	$9.64	$14.07	$14.63	$12.82	$13.63	$10.25	$7.81
Number of accumulation units outstanding at end of period	23,525	26,007	20,020	20,513	25,836	27,265	32,716	88,751	24,074	47

Access

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
ING LARGE CAP GROWTH PORTFOLIO										
(Funds were first received in this option during March 2009)										
Value at beginning of period	$13.23	$11.84	$7.74							
Value at end of period	$13.24	$13.23	$11.84							
Number of accumulation units outstanding at end of period	3,870	3,475	7,134							
ING LARGE CAP VALUE PORTFOLIO										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$10.04									
Value at end of period	$9.98									
Number of accumulation units outstanding at end of period	18,641									
ING LIMITED MATURITY BOND PORTFOLIO										
Value at beginning of period	$19.52	$19.34	$18.45	$18.90	$18.26	$17.97	$18.07	$18.21	$18.10	$17.25
Value at end of period	$19.33	$19.52	$19.34	$18.45	$18.90	$18.26	$17.97	$18.07	$18.21	$18.10
Number of accumulation units outstanding at end of period	8,671	8,962	9,741	9,965	11,228	14,226	20,811	32,649	130,050	102,238
ING LIQUID ASSETS PORTFOLIO										
Value at beginning of period	$14.11	$14.42	$14.69	$14.65	$14.27	$13.93	$13.85	$14.03	$14.23	$14.34
Value at end of period	$13.81	$14.11	$14.42	$14.69	$14.65	$14.27	$13.93	$13.85	$14.03	$14.23
Number of accumulation units outstanding at end of period	29,747	45,630	64,999	75,114	71,103	63,765	57,078	92,227	127,143	102,402
ING MARSICO GROWTH PORTFOLIO										
Value at beginning of period	$15.08	$12.86	$10.19	$17.45	$15.62	$15.21	$14.28	$12.97	$9.99	$14.49
Value at end of period	$14.52	$15.08	$12.86	$10.19	$17.45	$15.62	$15.21	$14.28	$12.97	$9.99
Number of accumulation units outstanding at end of period	31,789	38,090	37,988	54,983	62,784	115,588	148,720	90,447	106,576	62,460
ING MFS TOTAL RETURN PORTFOLIO										
Value at beginning of period	$23.73	$22.07	$19.13	$25.18	$24.74	$22.59	$22.43	$20.63	$18.06	$19.45
Value at end of period	$23.58	$23.73	$22.07	$19.13	$25.18	$24.74	$22.59	$22.43	$20.63	$18.06
Number of accumulation units outstanding at end of period	68,030	70,574	80,893	88,490	101,603	130,057	165,427	181,189	244,840	123,964
ING MFS UTILITIES PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$15.94	$14.33	$11.03	$18.09	$14.51	$11.34	$10.09			
Value at end of period	$16.59	$15.94	$14.33	$11.03	$18.09	$14.51	$11.34			
Number of accumulation units outstanding at end of period	50,401	54,416	60,936	64,483	62,811	42,250	32,026			
ING MIDCAP OPPORTUNITIES PORTFOLIO										
(Fund first available during April 2004)										
Value at beginning of period	$10.89	$8.57	$6.21	$10.19	$8.30	$7.88	$7.31	$6.99		
Value at end of period	$10.58	$10.89	$8.57	$6.21	$10.19	$8.30	$7.88	$7.31		
Number of accumulation units outstanding at end of period	34,467	44,822	36,182	38,988	3,670	6,592	14,331	14,444		
ING MORGAN STANLEY GLOBAL FRANCHISE PORTFOLIO										
Value at beginning of period	$16.35	$14.67	$11.63	$16.64	$15.50	$13.06	$11.99	$10.87	$8.80	$10.00
Value at end of period	$17.45	$16.35	$14.67	$11.63	$16.64	$15.50	$13.06	$11.99	$10.87	$8.80
Number of accumulation units outstanding at end of period	7,852	10,126	9,888	12,991	21,621	19,534	19,227	19,859	18,945	1,758
ING OPPENHEIMER ACTIVE ALLOCATION PORTFOLIO										
(Funds were first received in this option during September 2009)										
Value at beginning of period	$11.76	$10.54	$10.15							
Value at end of period	$11.00	$11.76	$10.54							
Number of accumulation units outstanding at end of period	0	0	547							
ING OPPENHEIMER GLOBAL PORTFOLIO (CLASS S)										
(Fund first available during September 2005)										
Value at beginning of period	$12.83	$11.32	$8.30	$14.25	$13.70	$11.90	$11.48			
Value at end of period	$11.50	$12.83	$11.32	$8.30	$14.25	$13.70	$11.90			
Number of accumulation units outstanding at end of period	16,581	16,565	17,396	17,892	25,698	24,053	1,156			

Condensed Financial Information (continued)

	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011
ING PIMCO HIGH YIELD PORTFOLIO										
(Fund first available during May 2004)										
Value at beginning of period			$10.00	$10.77	$10.99	$11.72	$11.79	$8.94	$13.07	$14.61
Value at end of period			$10.77	$10.99	$11.72	$11.79	$8.94	$13.07	$14.61	$14.93
Number of accumulation units outstanding at end of period			155,169	126,705	97,086	79,634	46,052	39,930	62,366	44,668
ING PIMCO TOTAL RETURN BOND PORTFOLIO										
Value at beginning of period	$11.22	$11.93	$12.23	$12.55	$12.58	$12.85	$13.70	$13.97	$15.64	$16.48
Value at end of period	$11.93	$12.23	$12.55	$12.58	$12.85	$13.70	$13.97	$15.64	$16.48	$16.69
Number of accumulation units outstanding at end of period	299,610	276,508	320,812	285,760	251,871	224,426	248,204	228,327	196,168	173,219
ING PIONEER FUND PORTFOLIO (CLASS S)										
(Fund first available during September 2005)										
Value at beginning of period				$10.79	$10.92	$12.48	$12.83	$8.20	$9.96	$11.29
Value at end of period				$10.92	$12.48	$12.83	$8.20	$9.96	$11.29	$10.54
Number of accumulation units outstanding at end of period				15,463	9,856	10,010	10,136	8,372	9,467	9,130
ING PIONEER MID CAP VALUE PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period				$10.07	$10.84	$11.92	$12.30	$8.05	$9.86	$11.38
Value at end of period				$10.84	$11.92	$12.30	$8.05	$9.86	$11.38	$10.58
Number of accumulation units outstanding at end of period				129,724	107,415	78,144	80,413	75,744	71,447	60,592
ING RETIREMENT CONSERVATIVE PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period								$8.24	$8.30	$8.76
Value at end of period								$8.30	$8.76	$9.02
Number of accumulation units outstanding at end of period								101,491	66,206	48,021
ING RETIREMENT GROWTH PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period								$9.21	$9.36	$10.22
Value at end of period								$9.36	$10.22	$9.88
Number of accumulation units outstanding at end of period								65,377	76,693	70,924
ING RETIREMENT MODERATE GROWTH PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period								$9.49	$9.62	$10.44
Value at end of period								$9.62	$10.44	$10.23
Number of accumulation units outstanding at end of period								83,118	94,185	82,814
ING RETIREMENT MODERATE PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period								$9.75	$9.85	$10.55
Value at end of period								$9.85	$10.55	$10.55
Number of accumulation units outstanding at end of period								40,130	39,822	39,139
ING RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO										
(Funds were first received in this option during July 2009)										
Value at beginning of period								$10.82	$12.62	$13.89
Value at end of period								$12.62	$13.89	$14.12
Number of accumulation units outstanding at end of period								16,369	14,900	14,670
ING RUSSELL™ LARGE CAP INDEX PORTFOLIO										
(Funds were first received in this option during July 2009)										
Value at beginning of period								$6.89	$8.06	$8.84
Value at end of period								$8.06	$8.84	$8.83
Number of accumulation units outstanding at end of period								57,425	45,797	42,820

CFI 95

Access

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
ING RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$13.53	$12.44	$10.62							
Value at end of period	$13.31	$13.53	$12.44							
Number of accumulation units outstanding at end of period	142	142	143							
ING RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO										
(Funds were first received in this option during June 2009)										
Value at beginning of period	$15.92	$12.92	$10.45							
Value at end of period	$15.23	$15.92	$12.92							
Number of accumulation units outstanding at end of period	29,622	26,085	17,610							
ING RUSSELL™ MID CAP INDEX PORTFOLIO										
(Funds were first received in this option during August 2008)										
Value at beginning of period	$10.19	$8.33	$6.10	$9.78						
Value at end of period	$9.76	$10.19	$8.33	$6.10						
Number of accumulation units outstanding at end of period	958	964	3,184	2,616						
ING RUSSELL™ SMALL CAP INDEX PORTFOLIO										
(Funds were first received in this option during August 2008)										
Value at beginning of period	$10.57	$8.57	$6.93	$9.82						
Value at end of period	$9.91	$10.57	$8.57	$6.93						
Number of accumulation units outstanding at end of period	10,612	10,520	6,412	17,040						
ING SMALLCAP OPPORTUNITIES PORTFOLIO										
Value at beginning of period	$8.85	$6.85	$5.35	$8.36	$7.78	$7.08	$6.65	$6.18	$4.56	$8.29
Value at end of period	$8.70	$8.85	$6.85	$5.35	$8.36	$7.78	$7.08	$6.65	$6.18	$4.56
Number of accumulation units outstanding at end of period	11,942	16,511	16,955	24,092	41,088	45,486	48,404	49,838	55,730	46,046
ING SMALL COMPANY PORTFOLIO										
(Funds were first received in this option during June 2008)										
Value at beginning of period	$10.74	$8.85	$7.11	$9.79						
Value at end of period	$10.23	$10.74	$8.85	$7.11						
Number of accumulation units outstanding at end of period	776	3,411	5,048	77						
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO										
Value at beginning of period	$43.76	$39.22	$30.08	$42.41	$41.52	$37.01	$35.10	$30.76	$25.10	$25.53
Value at end of period	$44.06	$43.76	$39.22	$30.08	$42.41	$41.52	$37.01	$35.10	$30.76	$25.10
Number of accumulation units outstanding at end of period	99,044	102,921	114,117	124,366	142,138	208,096	261,951	283,302	261,019	164,221
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO										
Value at beginning of period	$26.16	$23.26	$19.02	$30.22	$29.97	$25.72	$25.29	$22.50	$18.37	$21.62
Value at end of period	$25.37	$26.16	$23.26	$19.02	$30.22	$29.97	$25.72	$25.29	$22.50	$18.37
Number of accumulation units outstanding at end of period	50,249	53,064	54,765	58,828	70,476	107,520	122,896	133,585	138,973	90,035
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO										
(Funds were first received in this option during August 2008)										
Value at beginning of period	$9.09	$7.97	$5.71	$8.58						
Value at end of period	$8.78	$9.09	$7.97	$5.71						
Number of accumulation units outstanding at end of period	3,071	3,298	1,124	923						
ING T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO										
(Fund first available during September 2005)										
Value at beginning of period	$13.10	$11.76	$8.74	$17.69	$14.99	$12.35	$11.18			
Value at end of period	$11.24	$13.10	$11.76	$8.74	$17.69	$14.99	$12.35			
Number of accumulation units outstanding at end of period	10,300	10,413	11,246	12,576	33,890	26,475	38,175			
ING TEMPLETON FOREIGN EQUITY PORTFOLIO										
(Fund first available during May 2006)										
Value at beginning of period	$9.99	$9.40	$7.29	$12.54	$11.13	$10.09				
Value at end of period	$8.58	$9.99	$9.40	$7.29	$12.54	$11.13				
Number of accumulation units outstanding at end of period	4,280	8,006	6,725	3,438	4,278	2,424				

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
ING TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$19.13	$18.14	$14.01	$23.74	$23.69	$19.86	$18.47	$17.01	$12.75	$16.33
Value at end of period	$17.65	$19.13	$18.14	$14.01	$23.74	$23.69	$19.86	$18.47	$17.01	$12.75
Number of accumulation units outstanding at end of period	18,380	22,439	22,182	24,519	27,970	34,403	45,620	75,446	83,078	59,805
ING THORNBURG VALUE PORTFOLIO										
(Fund first available during November 2006)										
Value at beginning of period	$10.75	$9.89	$7.00	$11.90	$11.37	$10.84				
Value at end of period	$9.12	$10.75	$9.89	$7.00	$11.90	$11.37				
Number of accumulation units outstanding at end of period	1,015	1,015	1,015	1,015	1,015	479				
ING U.S. BOND INDEX PORTFOLIO										
(Funds were first received in this option during August 2008)										
Value at beginning of period	$10.85	$10.47	$10.14	$9.78						
Value at end of period	$11.36	$10.85	$10.47	$10.14						
Number of accumulation units outstanding at end of period	1,315	3,903	6,270	9,633						
ING WISDOM TREE℠ GLOBAL HIGH-YIELDING EQUITY INDEX PORTFOLIO										
(Funds were first received in this option during February 2008)										
Value at beginning of period	$7.95	$7.67	$6.03	$9.79						
Value at end of period	$7.48	$7.95	$7.67	$6.03						
Number of accumulation units outstanding at end of period	11,433	11,561	2,471	2,276						
INVESCO V.I. LEISURE FUND										
Value at beginning of period	$11.59	$9.72	$7.48	$13.42	$13.83	$11.34	$11.73	$10.57	$8.40	
Value at end of period	$10.90	$11.59	$9.72	$7.48	$13.42	$13.83	$11.34	$11.73	$10.57	
Number of accumulation units outstanding at end of period	586	627	1,350	1,547	1,649	4,887	7,022	4,024	113,886	
PROFUND VP BULL										
Value at beginning of period	$7.98	$7.24	$5.95	$9.76	$9.63	$8.66	$8.61	$8.09	$6.58	$8.85
Value at end of period	$7.81	$7.98	$7.24	$5.95	$9.76	$9.63	$8.66	$8.61	$8.09	$6.58
Number of accumulation units outstanding at end of period	15,706	17,186	17,485	17,847	18,945	21,875	39,894	43,358	46,761	32,743
PROFUND VP EUROPE 30										
Value at beginning of period	$8.81	$8.77	$6.78	$12.37	$11.03	$9.60	$9.07	$8.11	$5.97	$8.22
Value at end of period	$7.86	$8.81	$8.77	$6.78	$12.37	$11.03	$9.60	$9.07	$8.11	$5.97
Number of accumulation units outstanding at end of period	587	609	632	1,004	1,094	1,495	2,297	7,322	7,179	1,104
PROFUND VP RISING RATES OPPORTUNITY										
(Fund first available during October 2003)										
Value at beginning of period	$4.73	$5.76	$4.45	$7.34	$7.91	$7.34	$8.15	$9.34	$10.00	
Value at end of period	$2.90	$4.73	$5.76	$4.45	$7.34	$7.91	$7.34	$8.15	$9.34	
Number of accumulation units outstanding at end of period	2,281	2,389	2,497	2,582	2,799	16,097	11,495	9,738	4,883	

Separate Account Annual Charges of 2.25%

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
BLACKROCK GLOBAL ALLOCATION V.I. FUND										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$10.07	$9.39	$7.94	$10.08						
Value at end of period	$9.49	$10.07	$9.39	$7.94						
Number of accumulation units outstanding at end of period	188,180	115,909	112,665	122,021						
COLUMBIA SMALL CAP VALUE FUND VS										
(Fund first available during November 2003)										
Value at beginning of period	$20.05	$16.22	$13.27	$18.90	$19.85	$17.01	$16.50	$13.77	$10.00	
Value at end of period	$18.40	$20.05	$16.22	$13.27	$18.90	$19.85	$17.01	$16.50	$13.77	
Number of accumulation units outstanding at end of period	49,705	53,998	58,445	64,511	88,194	143,417	162,865	171,199	48,951	

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
FIDELITY® VIP CONTRAFUND® PORTFOLIO (Fund first available during May 2005)										
Value at beginning of period	$12.98	$11.35	$8.57	$15.31	$13.35	$12.26	$10.75			
Value at end of period	$12.33	$12.98	$11.35	$8.57	$15.31	$13.35	$12.26			
Number of accumulation units outstanding at end of period	57,515	71,732	110,336	146,258	207,534	167,756	160,154			
FIDELITY® VIP EQUITY-INCOME PORTFOLIO										
Value at beginning of period	$10.21	$9.09	$7.16	$12.80	$12.94	$11.03	$10.69	$9.83	$7.74	$9.55
Value at end of period	$10.04	$10.21	$9.09	$7.16	$12.80	$12.94	$11.03	$10.69	$9.83	$7.74
Number of accumulation units outstanding at end of period	74,449	85,217	93,636	127,693	203,057	249,780	302,405	295,104	90,841	7,498
ING AMERICAN FUNDS ASSET ALLOCATION PORTFOLIO (Funds were first received in this option during May 2008)										
Value at beginning of period	$9.43	$8.62	$7.15	$10.01						
Value at end of period	$9.30	$9.43	$8.62	$7.15						
Number of accumulation units outstanding at end of period	4,641	14,451	3,513	3,550						
ING AMERICAN FUNDS BOND PORTFOLIO (Funds were first received in this option during April 2008)										
Value at beginning of period	$9.97	$9.62	$8.78	$9.87						
Value at end of period	$10.31	$9.97	$9.62	$8.78						
Number of accumulation units outstanding at end of period	37,549	82,172	89,045	20,375						
ING AMERICAN FUNDS GLOBAL GROWTH AND INCOME PORTFOLIO (Funds were first received in this option during May 2011)										
Value at beginning of period	$10.25									
Value at end of period	$9.25									
Number of accumulation units outstanding at end of period	2,022									
ING AMERICAN FUNDS GROWTH PORTFOLIO (Fund first available during September 2003)										
Value at beginning of period	$13.25	$11.48	$8.47	$15.55	$14.23	$13.28	$11.75	$10.74	$10.00	
Value at end of period	$12.33	$13.25	$11.48	$8.47	$15.55	$14.23	$13.28	$11.75	$10.74	
Number of accumulation units outstanding at end of period	499,850	531,552	608,282	640,582	763,218	915,492	1,003,518	884,348	193,356	
ING AMERICAN FUNDS INTERNATIONAL GROWTH AND INCOME PORTFOLIO (Funds were first received in this option during August 2011)										
Value at beginning of period	$8.67									
Value at end of period	$8.74									
Number of accumulation units outstanding at end of period	1,707									
ING AMERICAN FUNDS INTERNATIONAL PORTFOLIO (Fund first available during September 2003)										
Value at beginning of period	$17.50	$16.78	$12.06	$21.44	$18.37	$15.88	$13.43	$11.58	$10.00	
Value at end of period	$14.65	$17.50	$16.78	$12.06	$21.44	$18.37	$15.88	$13.43	$11.58	
Number of accumulation units outstanding at end of period	208,477	234,987	259,449	272,967	392,274	452,095	354,277	258,319	35,476	
ING AMERICAN FUNDS WORLD ALLOCATION PORTFOLIO (Funds were first received in this option during January 2009)										
Value at beginning of period	$13.14	$11.93	$8.74							
Value at end of period	$12.09	$13.14	$11.93							
Number of accumulation units outstanding at end of period	9,935	28,865	4,144							
ING ARTIO FOREIGN PORTFOLIO										
Value at beginning of period	$13.26	$12.69	$10.80	$19.60	$17.22	$13.63	$12.09	$10.49	$8.18	$10.00
Value at end of period	$10.13	$13.26	$12.69	$10.80	$19.60	$17.22	$13.63	$12.09	$10.49	$8.18
Number of accumulation units outstanding at end of period	143,488	154,096	189,948	228,733	294,412	325,583	284,151	277,456	59,011	3,184

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
ING BARON SMALL CAP GROWTH PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$12.00	$9.70	$7.34	$12.78	$12.32	$10.94	$10.31			
Value at end of period	$11.99	$12.00	$9.70	$7.34	$12.78	$12.32	$10.94			
Number of accumulation units outstanding at end of period	50,142	46,767	56,178	41,401	59,702	26,530	21,319			
ING BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO										
(Fund first available during May 2004)										
Value at beginning of period	$10.75	$10.28	$8.75	$12.56	$11.84	$10.63	$9.85	$9.95		
Value at end of period	$11.01	$10.75	$10.28	$8.75	$12.56	$11.84	$10.63	$9.85		
Number of accumulation units outstanding at end of period	68,548	69,357	53,790	69,340	68,808	96,220	110,965	27,062		
ING BLACKROCK INFLATION PROTECTED BOND PORTFOLIO										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$10.85	$10.52	$9.91							
Value at end of period	$11.88	$10.85	$10.52							
Number of accumulation units outstanding at end of period	115,543	82,802	31,823							
ING BLACKROCK LARGE CAP GROWTH PORTFOLIO										
Value at beginning of period	$10.58	$9.54	$7.50	$12.59	$12.07	$11.52	$10.69	$9.84	$7.93	
Value at end of period	$10.18	$10.58	$9.54	$7.50	$12.59	$12.07	$11.52	$10.69	$9.84	
Number of accumulation units outstanding at end of period	43,158	44,992	50,984	55,175	71,247	96,351	117,669	18,254	11,989	
ING BLACKROCK SCIENCE AND TECHNOLOGY OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$11.14	$9.64	$6.46	$9.99						
Value at end of period	$9.74	$11.14	$9.64	$6.46						
Number of accumulation units outstanding at end of period	276,557	191,955	74,814	71,494						
ING CLARION GLOBAL REAL ESTATE PORTFOLIO										
(Fund first available during May 2006)										
Value at beginning of period	$10.42	$9.19	$7.05	$12.27	$13.54	$11.42				
Value at end of period	$9.65	$10.42	$9.19	$7.05	$12.27	$13.54				
Number of accumulation units outstanding at end of period	13,663	14,852	40,627	100,244	74,866	32,151				
ING CLARION REAL ESTATE PORTFOLIO										
Value at beginning of period	$55.55	$44.40	$33.43	$55.63	$69.18	$51.42	$45.04	$33.44	$24.84	$25.36
Value at end of period	$59.46	$55.55	$44.40	$33.43	$55.63	$69.18	$51.42	$45.04	$33.44	$24.84
Number of accumulation units outstanding at end of period	36,448	39,730	44,233	53,921	67,933	96,700	116,655	129,932	88,514	48,341
ING COLUMBIA SMALL CAP VALUE II PORTFOLIO										
(Fund first available during May 2006)										
Value at beginning of period	$9.68	$7.90	$6.48	$10.06	$10.00	$10.12				
Value at end of period	$9.21	$9.68	$7.90	$6.48	$10.06	$10.00				
Number of accumulation units outstanding at end of period	18,852	20,053	25,828	28,280	21,531	25,627				
ING DAVIS NEW YORK VENTURE PORTFOLIO										
(Fund first available during January 2006)										
Value at beginning of period	$9.39	$8.58	$6.67	$11.22	$11.02	$10.09				
Value at end of period	$8.75	$9.39	$8.58	$6.67	$11.22	$11.02				
Number of accumulation units outstanding at end of period	31,923	41,421	36,681	43,541	62,501	46,446				
ING DFA WORLD EQUITY PORTFOLIO										
(Funds were first received in this option during September 2007)										
Value at beginning of period	$8.39	$6.87	$5.77	$10.37	$10.46					
Value at end of period	$7.45	$8.39	$6.87	$5.77	$10.37					
Number of accumulation units outstanding at end of period	13,658	17,257	6,389	11,534	8,189					

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
ING EURO STOXX 50® INDEX PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$8.70	$9.79	$9.75							
Value at end of period	$7.03	$8.70	$9.79							
Number of accumulation units outstanding at end of period	3,041	3,089	2,814							
ING FMR℠ DIVERSIFIED MID CAP PORTFOLIO										
Value at beginning of period	$15.95	$12.71	$9.34	$15.71	$14.03	$12.83	$11.22	$9.25	$7.09	$8.99
Value at end of period	$13.88	$15.95	$12.71	$9.34	$15.71	$14.03	$12.83	$11.22	$9.25	$7.09
Number of accumulation units outstanding at end of period	286,835	298,197	295,701	372,335	393,393	277,950	314,053	242,987	221,767	181,302
ING FRANKLIN INCOME PORTFOLIO										
(Fund first available during June 2006)										
Value at beginning of period	$10.74	$9.73	$7.54	$10.90	$10.86	$9.92				
Value at end of period	$10.76	$10.74	$9.73	$7.54	$10.90	$10.86				
Number of accumulation units outstanding at end of period	86,239	88,916	85,395	105,990	148,077	112,383				
ING FRANKLIN MUTUAL SHARES PORTFOLIO										
(Funds were first received in this option during May 2007)										
Value at beginning of period	$9.69	$8.89	$7.19	$11.82	$12.60					
Value at end of period	$9.40	$9.69	$8.89	$7.19	$11.82					
Number of accumulation units outstanding at end of period	22,664	25,008	45,536	40,021	38,202					
ING FRANKLIN TEMPLETON FOUNDING STRATEGY PORTFOLIO										
(Funds were first received in this option during June 2007)										
Value at beginning of period	$8.28	$7.65	$6.00	$9.55	$10.11					
Value at end of period	$7.99	$8.28	$7.65	$6.00	$9.55					
Number of accumulation units outstanding at end of period	12,164	27,090	23,504	21,180	61,986					
ING FTSE 100 INDEX® PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$10.90	$10.24	$9.96							
Value at end of period	$10.22	$10.90	$10.24							
Number of accumulation units outstanding at end of period	2,735	2,685	2,700							
ING GLOBAL RESOURCES PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$10.24									
Value at end of period	$8.79									
Number of accumulation units outstanding at end of period	171,637									
ING GLOBAL RESOURCES PORTFOLIO (CLASS S)										
Value at beginning of period	$36.95	$31.08	$23.12	$40.09	$30.78	$25.93	$19.26	$18.51	$12.44	$12.63
Value at end of period	$32.82	$36.95	$31.08	$23.12	$40.09	$30.78	$25.93	$19.26	$18.51	$12.44
Number of accumulation units outstanding at end of period	46,869	53,158	103,412	91,839	101,513	99,891	126,560	94,134	61,074	23,773
ING GROWTH AND INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during June 2008)										
Value at beginning of period	$8.55	$7.68	$6.04	$9.24						
Value at end of period	$8.31	$8.55	$7.68	$6.04						
Number of accumulation units outstanding at end of period	619,744	426,778	443,527	374,141						
ING GROWTH AND INCOME PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$9.99									
Value at end of period	$9.49									
Number of accumulation units outstanding at end of period	455,079									
ING HANG SENG INDEX PORTFOLIO										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$13.54	$12.88	$10.19							
Value at end of period	$10.80	$13.54	$12.88							
Number of accumulation units outstanding at end of period	12,546	8,442	80,340							

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
ING INDEX PLUS LARGECAP PORTFOLIO (Fund first available during August 2003)										
Value at beginning of period	$9.10	$8.20	$6.82	$11.14	$10.88	$9.74	$9.47	$8.79	$10.00	
Value at end of period	$8.87	$9.10	$8.20	$6.82	$11.14	$10.88	$9.74	$9.47	$8.79	
Number of accumulation units outstanding at end of period	118,887	121,874	124,726	130,307	155,478	210,090	239,403	193,074	129,806	
ING INDEX PLUS MIDCAP PORTFOLIO (Fund first available during May 2004)										
Value at beginning of period	$12.02	$10.12	$7.87	$12.93	$12.57	$11.78	$10.88	$9.38		
Value at end of period	$11.59	$12.02	$10.12	$7.87	$12.93	$12.57	$11.78	$10.88		
Number of accumulation units outstanding at end of period	26,133	27,746	31,119	34,946	96,667	87,337	77,270	39,449		
ING INDEX PLUS SMALLCAP PORTFOLIO (Fund first available during May 2004)										
Value at beginning of period	$11.34	$9.48	$7.79	$12.01	$13.14	$11.84	$11.28	$9.39		
Value at end of period	$10.98	$11.34	$9.48	$7.79	$12.01	$13.14	$11.84	$11.28		
Number of accumulation units outstanding at end of period	45,155	49,603	54,347	59,409	121,033	124,046	133,947	64,254		
ING INTERMEDIATE BOND PORTFOLIO										
Value at beginning of period	$12.30	$11.49	$10.56	$11.83	$11.45	$11.29	$11.21	$10.97	$10.58	$10.00
Value at end of period	$12.90	$12.30	$11.49	$10.56	$11.83	$11.45	$11.29	$11.21	$10.97	$10.58
Number of accumulation units outstanding at end of period	109,955	122,248	136,125	115,151	282,418	330,674	181,271	235,507	49,929	93,174
ING INTERNATIONAL INDEX PORTFOLIO (Funds were first received in this option during September 2008)										
Value at beginning of period	$7.90	$7.51	$6.03	$7.81						
Value at end of period	$6.76	$7.90	$7.51	$6.03						
Number of accumulation units outstanding at end of period	13,153	17,788	21,769	2,086						
ING INVESCO VAN KAMPEN COMSTOCK PORTFOLIO (Fund first available during May 2005)										
Value at beginning of period	$10.58	$9.40	$7.48	$12.05	$12.62	$11.14	$11.02			
Value at end of period	$10.13	$10.58	$9.40	$7.48	$12.05	$12.62	$11.14			
Number of accumulation units outstanding at end of period	21,515	19,431	16,497	44,947	60,734	52,395	26,594			
ING INVESCO VAN KAMPEN EQUITY AND INCOME PORTFOLIO (Fund first available during May 2005)										
Value at beginning of period	$11.72	$10.70	$8.95	$11.97	$11.86	$10.79	$10.15			
Value at end of period	$11.31	$11.72	$10.70	$8.95	$11.97	$11.86	$10.79			
Number of accumulation units outstanding at end of period	46,682	54,173	66,181	68,985	6,652	7,807	19,058			
ING INVESCO VAN KAMPEN GROWTH AND INCOME PORTFOLIO										
Value at beginning of period	$25.26	$22.97	$18.96	$28.61	$28.54	$25.17	$23.39	$20.97	$16.77	$20.13
Value at end of period	$24.16	$25.26	$22.97	$18.96	$28.61	$28.54	$25.17	$23.39	$20.97	$16.77
Number of accumulation units outstanding at end of period	60,620	67,177	72,770	74,196	100,564	139,595	162,843	158,216	120,772	69,528
ING JAPAN TOPIX INDEX® PORTFOLIO (Funds were first received in this option during October 2009)										
Value at beginning of period	$10.93	$9.84	$9.91							
Value at end of period	$9.22	$10.93	$9.84							
Number of accumulation units outstanding at end of period	2,559	2,710	2,858							
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO										
Value at beginning of period	$21.94	$18.65	$11.12	$23.35	$17.25	$13.00	$9.86	$8.57	$5.98	$6.85
Value at end of period	$17.53	$21.94	$18.65	$11.12	$23.35	$17.25	$13.00	$9.86	$8.57	$5.98
Number of accumulation units outstanding at end of period	83,707	75,447	177,231	174,025	244,587	197,733	146,546	99,626	58,908	39,283
ING JPMORGAN MID CAP VALUE PORTFOLIO										
Value at beginning of period	$13.14	$10.93	$8.90	$13.59	$13.59	$11.93				
Value at end of period	$13.07	$13.14	$10.93	$8.90	$13.59	$13.59				
Number of accumulation units outstanding at end of period	25,508	29,382	8,464	2,712	13,224	23,365				

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
ING JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO										
Value at beginning of period	$14.77	$11.92	$9.58	$13.99	$14.56	$12.77	$13.63	$10.23	$7.80	$10.00
Value at end of period	$14.24	$14.77	$11.92	$9.58	$13.99	$14.56	$12.77	$13.63	$10.23	$7.80
Number of accumulation units outstanding at end of period	83,087	93,707	65,498	70,848	113,397	129,949	150,463	171,395	80,744	8,559
ING LARGE CAP GROWTH PORTFOLIO										
(Fund first available during June 2004)										
Value at beginning of period	$13.14	$11.77	$8.45	$11.93	$10.94	$10.60	$10.42	$9.88		
Value at end of period	$13.14	$13.14	$11.77	$8.45	$11.93	$10.94	$10.60	$10.42		
Number of accumulation units outstanding at end of period	83,478	38,425	33,676	3,231	3,768	4,142	2,597	2,371		
ING LARGE CAP VALUE PORTFOLIO										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$10.04									
Value at end of period	$9.97									
Number of accumulation units outstanding at end of period	81,095									
ING LIMITED MATURITY BOND PORTFOLIO										
Value at beginning of period	$19.09	$18.93	$18.07	$18.53	$17.93	$17.66	$17.78	$17.94	$17.84	$17.02
Value at end of period	$18.88	$19.09	$18.93	$18.07	$18.53	$17.93	$17.66	$17.78	$17.94	$17.84
Number of accumulation units outstanding at end of period	21,034	24,725	26,264	30,847	42,107	48,256	57,173	82,785	166,520	117,720
ING LIQUID ASSETS PORTFOLIO										
Value at beginning of period	$13.80	$14.11	$14.39	$14.37	$14.01	$13.69	$13.63	$13.81	$14.03	$14.15
Value at end of period	$13.49	$13.80	$14.11	$14.39	$14.37	$14.01	$13.69	$13.63	$13.81	$14.03
Number of accumulation units outstanding at end of period	143,581	178,793	264,636	576,192	185,712	272,163	260,447	455,671	298,953	300,238
ING MARSICO GROWTH PORTFOLIO										
Value at beginning of period	$14.86	$12.68	$10.06	$17.24	$15.45	$15.06	$14.15	$12.87	$9.92	$14.41
Value at end of period	$14.29	$14.86	$12.68	$10.06	$17.24	$15.45	$15.06	$14.15	$12.87	$9.92
Number of accumulation units outstanding at end of period	140,025	154,464	167,069	197,403	215,863	319,361	380,749	372,076	280,718	134,110
ING MFS TOTAL RETURN PORTFOLIO										
Value at beginning of period	$23.33	$21.73	$18.85	$24.84	$24.44	$22.33	$22.20	$20.44	$17.91	$19.30
Value at end of period	$23.17	$23.33	$21.73	$18.85	$24.84	$24.44	$22.33	$22.20	$20.44	$17.91
Number of accumulation units outstanding at end of period	144,724	168,696	197,319	205,398	297,152	351,026	427,197	472,868	365,773	192,907
ING MFS UTILITIES PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$15.85	$14.26	$10.98	$18.04	$14.49	$11.33	$10.14			
Value at end of period	$16.48	$15.85	$14.26	$10.98	$18.04	$14.49	$11.33			
Number of accumulation units outstanding at end of period	199,528	95,330	107,097	107,968	204,376	239,153	142,148			
ING MIDCAP OPPORTUNITIES PORTFOLIO										
(Fund first available during April 2004)										
Value at beginning of period	$10.79	$8.49	$6.16	$10.12	$8.25	$7.84	$7.28	$6.96		
Value at end of period	$10.46	$10.79	$8.49	$6.16	$10.12	$8.25	$7.84	$7.28		
Number of accumulation units outstanding at end of period	177,210	330,539	190,251	187,910	33,627	41,026	59,293	98,330		
ING MORGAN STANLEY GLOBAL FRANCHISE PORTFOLIO										
Value at beginning of period	$16.20	$14.55	$11.55	$16.54	$15.43	$13.01	$11.95	$10.85	$8.80	$10.00
Value at end of period	$17.27	$16.20	$14.55	$11.55	$16.54	$15.43	$13.01	$11.95	$10.85	$8.80
Number of accumulation units outstanding at end of period	120,804	106,353	111,544	129,634	171,700	179,501	208,303	187,730	104,916	34,646
ING OPPENHEIMER ACTIVE ALLOCATION PORTFOLIO										
(Funds were first received in this option during April 2009)										
Value at beginning of period	$11.73	$10.53	$8.03							
Value at end of period	$10.96	$11.73	$10.53							
Number of accumulation units outstanding at end of period	509	6,187	412							

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
ING OPPENHEIMER GLOBAL PORTFOLIO (CLASS S)										
(Fund first available during May 2005)										
Value at beginning of period	$12.92	$11.41	$8.38	$14.40	$13.85	$12.05	$10.88			
Value at end of period	$11.57	$12.92	$11.41	$8.38	$14.40	$13.85	$12.05			
Number of accumulation units outstanding at end of period	29,078	27,474	32,075	36,651	51,221	33,315	7,565			
ING PIMCO HIGH YIELD PORTFOLIO										
(Fund first available during May 2004)										
Value at beginning of period	$14.51	$12.99	$8.90	$11.75	$11.68	$10.97	$10.76	$10.00		
Value at end of period	$14.81	$14.51	$12.99	$8.90	$11.75	$11.68	$10.97	$10.76		
Number of accumulation units outstanding at end of period	248,699	365,700	245,520	308,901	461,570	549,155	551,712	666,933		
ING PIMCO TOTAL RETURN BOND PORTFOLIO										
Value at beginning of period	$16.21	$15.40	$13.77	$13.52	$12.69	$12.44	$12.42	$12.11	$11.83	
Value at end of period	$16.40	$16.21	$15.40	$13.77	$13.52	$12.69	$12.44	$12.42	$12.11	
Number of accumulation units outstanding at end of period	551,211	775,117	635,850	490,238	387,960	397,098	392,076	440,350	413,995	
ING PIONEER FUND PORTFOLIO (CLASS S)										
(Fund first available during May 2005)										
Value at beginning of period	$11.22	$9.91	$8.16	$12.80	$12.46	$10.92	$10.58			
Value at end of period	$10.47	$11.22	$9.91	$8.16	$12.80	$12.46	$10.92			
Number of accumulation units outstanding at end of period	34,717	39,290	63,047	52,474	62,960	74,004	82,218			
ING PIONEER MID CAP VALUE PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$11.31	$9.81	$8.02	$12.27	$11.90	$10.83	$10.11			
Value at end of period	$10.51	$11.31	$9.81	$8.02	$12.27	$11.90	$10.83			
Number of accumulation units outstanding at end of period	235,062	263,217	289,414	346,626	354,598	422,650	550,111			
ING RETIREMENT CONSERVATIVE PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$8.75	$8.30	$8.24							
Value at end of period	$9.00	$8.75	$8.30							
Number of accumulation units outstanding at end of period	218,771	64,846	62,202							
ING RETIREMENT GROWTH PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$10.21	$9.36	$9.21							
Value at end of period	$9.86	$10.21	$9.36							
Number of accumulation units outstanding at end of period	839,651	937,005	1,001,792							
ING RETIREMENT MODERATE GROWTH PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$10.43	$9.61	$9.49							
Value at end of period	$10.21	$10.43	$9.61							
Number of accumulation units outstanding at end of period	600,065	721,062	741,695							
ING RETIREMENT MODERATE PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$10.54	$9.84	$9.75							
Value at end of period	$10.52	$10.54	$9.84							
Number of accumulation units outstanding at end of period	499,085	591,658	889,780							
ING RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$13.86	$12.61	$10.82							
Value at end of period	$14.08	$13.86	$12.61							
Number of accumulation units outstanding at end of period	53,747	59,354	80,524							

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
ING RUSSELL™ LARGE CAP INDEX PORTFOLIO										
(Funds were first received in this option during December 2008)										
Value at beginning of period	$8.81	$8.05	$6.67	$6.49						
Value at end of period	$8.80	$8.81	$8.05	$6.67						
Number of accumulation units outstanding at end of period	129,496	142,162	156,430	2,411						
ING RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$13.51	$12.43	$10.62							
Value at end of period	$13.28	$13.51	$12.43							
Number of accumulation units outstanding at end of period	2,332	441	897							
ING RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO										
(Funds were first received in this option during June 2009)										
Value at beginning of period	$15.89	$12.91	$10.45							
Value at end of period	$15.19	$15.89	$12.91							
Number of accumulation units outstanding at end of period	48,499	52,745	62,511							
ING RUSSELL™ MID CAP INDEX PORTFOLIO										
(Funds were first received in this option during June 2008)										
Value at beginning of period	$10.16	$8.32	$6.09	$10.45						
Value at end of period	$9.72	$10.16	$8.32	$6.09						
Number of accumulation units outstanding at end of period	34,976	30,186	29,454	5,140						
ING RUSSELL™ SMALL CAP INDEX PORTFOLIO										
(Funds were first received in this option during June 2008)										
Value at beginning of period	$10.54	$8.56	$6.93	$10.34						
Value at end of period	$9.88	$10.54	$8.56	$6.93						
Number of accumulation units outstanding at end of period	28,350	25,378	32,879	42,302						
ING SMALLCAP OPPORTUNITIES PORTFOLIO										
Value at beginning of period	$8.76	$6.79	$5.31	$8.31	$7.74	$7.05	$6.62	$6.16	$4.55	$8.28
Value at end of period	$8.61	$8.76	$6.79	$5.31	$8.31	$7.74	$7.05	$6.62	$6.16	$4.55
Number of accumulation units outstanding at end of period	62,980	72,597	78,963	96,247	114,434	132,296	161,316	202,945	198,039	177,135
ING SMALL COMPANY PORTFOLIO										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$10.71	$8.84	$7.11	$10.15						
Value at end of period	$10.19	$10.71	$8.84	$7.11						
Number of accumulation units outstanding at end of period	19,884	18,336	26,217	83,826						
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO										
Value at beginning of period	$42.79	$38.39	$29.47	$41.59	$40.77	$36.37	$34.53	$30.30	$24.75	$25.20
Value at end of period	$43.04	$42.79	$38.39	$29.47	$41.59	$40.77	$36.37	$34.53	$30.30	$24.75
Number of accumulation units outstanding at end of period	314,991	302,850	421,088	383,153	355,199	430,697	523,349	535,815	322,552	217,796
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO										
Value at beginning of period	$25.58	$22.77	$18.63	$29.64	$29.43	$25.28	$24.88	$22.16	$18.11	$21.34
Value at end of period	$24.78	$25.58	$22.77	$18.63	$29.64	$29.43	$25.28	$24.88	$22.16	$18.11
Number of accumulation units outstanding at end of period	167,723	167,512	182,388	194,091	233,991	277,630	306,995	367,821	199,468	94,236
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO										
(Funds were first received in this option during October 2007)										
Value at beginning of period	$9.05	$7.94	$5.70	$10.11	$10.49					
Value at end of period	$8.73	$9.05	$7.94	$5.70	$10.11					
Number of accumulation units outstanding at end of period	44,906	31,927	37,103	10,101	2,654					
ING T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$13.02	$11.71	$8.71	$17.64	$14.97	$12.34	$10.13			
Value at end of period	$11.16	$13.02	$11.71	$8.71	$17.64	$14.97	$12.34			
Number of accumulation units outstanding at end of period	38,595	42,113	47,971	56,149	77,514	58,389	77,287			

CFI 104

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
ING TEMPLETON FOREIGN EQUITY PORTFOLIO										
(Fund first available during May 2006)										
Value at beginning of period	$9.94	$9.37	$7.27	$12.52	$11.12	$10.03				
Value at end of period	$8.53	$9.94	$9.37	$7.27	$12.52	$11.12				
Number of accumulation units outstanding at end of period	161,762	170,192	181,697	168,744	23,903	8,263				
ING TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$18.77	$17.82	$13.78	$23.38	$23.35	$19.59	$18.24	$16.82	$12.62	$16.18
Value at end of period	$17.31	$18.77	$17.82	$13.78	$23.38	$23.35	$19.59	$18.24	$16.82	$12.62
Number of accumulation units outstanding at end of period	68,344	74,319	78,639	83,741	115,330	156,647	193,979	209,967	163,908	102,390
ING THORNBURG VALUE PORTFOLIO										
(Fund first available during August 2006)										
Value at beginning of period	$10.70	$9.85	$6.98	$11.89	$11.37	$10.04				
Value at end of period	$9.07	$10.70	$9.85	$6.98	$11.89	$11.37				
Number of accumulation units outstanding at end of period	6,303	6,506	6,627	6,841	10,052	4,500				
ING U.S. BOND INDEX PORTFOLIO										
(Funds were first received in this option during June 2008)										
Value at beginning of period	$10.82	$10.46	$10.14	$9.88						
Value at end of period	$11.32	$10.82	$10.46	$10.14						
Number of accumulation units outstanding at end of period	62,343	55,786	58,074	15,171						
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$10.87	$9.84	$7.65	$13.05	$13.23	$11.84	$11.01			
Value at end of period	$10.34	$10.87	$9.84	$7.65	$13.05	$13.23	$11.84			
Number of accumulation units outstanding at end of period	0	0	0	666	2,515	5,540	1,265			
ING WISDOM TREE[SM] GLOBAL HIGH-YIELDING EQUITY INDEX PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$7.92	$7.66	$6.03	$10.03						
Value at end of period	$7.45	$7.92	$7.66	$6.03						
Number of accumulation units outstanding at end of period	35,436	36,542	10,025	7,762						
INVESCO V.I. LEISURE FUND										
Value at beginning of period	$11.49	$9.64	$7.43	$13.34	$13.76	$11.30	$11.70	$10.55	$8.39	$10.00
Value at end of period	$10.80	$11.49	$9.64	$7.43	$13.34	$13.76	$11.30	$11.70	$10.55	$8.39
Number of accumulation units outstanding at end of period	35,914	39,541	42,599	45,659	54,476	57,191	53,074	61,071	18,403	7,579
PROFUND VP BULL										
Value at beginning of period	$7.90	$7.18	$5.91	$9.69	$9.58	$8.62	$8.58	$8.07	$6.57	$8.84
Value at end of period	$7.72	$7.90	$7.18	$5.91	$9.69	$9.58	$8.62	$8.58	$8.07	$6.57
Number of accumulation units outstanding at end of period	15,779	16,675	22,603	22,956	30,118	36,792	58,258	57,055	55,447	19,327
PROFUND VP EUROPE 30										
Value at beginning of period	$8.72	$8.70	$6.72	$12.29	$10.97	$9.55	$9.04	$8.09	$5.96	$8.22
Value at end of period	$7.77	$8.72	$8.70	$6.72	$12.29	$10.97	$9.55	$9.04	$8.09	$5.96
Number of accumulation units outstanding at end of period	9,605	10,788	11,681	15,188	18,280	35,142	41,282	48,053	51,496	30,092
PROFUND VP RISING RATES OPPORTUNITY										
(Fund first available during October 2003)										
Value at beginning of period	$4.70	$5.72	$4.43	$7.31	$7.89	$7.32	$8.13	$9.34	$10.00	
Value at end of period	$2.87	$4.70	$5.72	$4.43	$7.31	$7.89	$7.32	$8.13	$9.34	
Number of accumulation units outstanding at end of period	12,444	17,464	18,106	18,342	27,111	50,918	57,652	55,148	2,400	

Condensed Financial Information (continued)

Separate Account Annual Charges of 2.35%

	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011
BLACKROCK GLOBAL ALLOCATION V.I. FUND										
(Funds were first received in this option during May 2008)										
Value at beginning of period							$10.12	$7.94	$9.37	$10.04
Value at end of period							$7.94	$9.37	$10.04	$9.45
Number of accumulation units outstanding at end of period							868,356	1,786,545	1,076,203	1,064,826
COLUMBIA SMALL CAP VALUE FUND VS										
(Fund first available during January 2005)										
Value at beginning of period				$9.86	$10.59	$12.34	$11.74	$8.24	$10.05	$12.42
Value at end of period				$10.59	$12.34	$11.74	$8.24	$10.05	$12.42	$11.38
Number of accumulation units outstanding at end of period				72,090	67,331	48,888	40,940	39,739	33,715	28,540
FIDELITY® VIP CONTRAFUND® PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period				$10.24	$11.89	$12.94	$14.82	$8.29	$10.97	$12.52
Value at end of period				$11.89	$12.94	$14.82	$8.29	$10.97	$12.52	$11.89
Number of accumulation units outstanding at end of period				196,054	416,098	635,885	742,258	621,591	533,206	435,657
FIDELITY® VIP EQUITY-INCOME PORTFOLIO										
(Fund first available during January 2005)										
Value at beginning of period				$9.93	$10.48	$12.28	$12.14	$6.78	$8.60	$9.65
Value at end of period				$10.48	$12.28	$12.14	$6.78	$8.60	$9.65	$9.48
Number of accumulation units outstanding at end of period				112,202	200,164	272,175	176,414	142,561	125,267	117,867
ING AMERICAN FUNDS ASSET ALLOCATION PORTFOLIO										
(Funds were first received in this option during May 2008)										
Value at beginning of period							$10.15	$7.14	$8.60	$9.41
Value at end of period							$7.14	$8.60	$9.41	$9.27
Number of accumulation units outstanding at end of period							144,997	158,253	174,196	176,299
ING AMERICAN FUNDS BOND PORTFOLIO										
(Funds were first received in this option during January 2008)										
Value at beginning of period							$10.01	$8.77	$9.60	$9.94
Value at end of period							$8.77	$9.60	$9.94	$10.27
Number of accumulation units outstanding at end of period							203,705	470,088	401,888	301,115
ING AMERICAN FUNDS GLOBAL GROWTH AND INCOME PORTFOLIO										
(Funds were first received in this option during May 2011)										
Value at beginning of period										$10.52
Value at end of period										$9.24
Number of accumulation units outstanding at end of period										4,342
ING AMERICAN FUNDS GROWTH PORTFOLIO										
(Fund first available during January 2005)										
Value at beginning of period				$10.07	$11.56	$12.37	$13.50	$7.35	$9.95	$11.47
Value at end of period				$11.56	$12.37	$13.50	$7.35	$9.95	$11.47	$10.67
Number of accumulation units outstanding at end of period				474,731	738,911	1,001,924	1,269,953	1,314,228	1,133,281	1,060,031
ING AMERICAN FUNDS INTERNATIONAL GROWTH AND INCOME PORTFOLIO										
(Funds were first received in this option during February 2011)										
Value at beginning of period										$9.84
Value at end of period										$8.73
Number of accumulation units outstanding at end of period										4,388

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
ING AMERICAN FUNDS INTERNATIONAL PORTFOLIO										
(Fund first available during January 2005)										
Value at beginning of period	$13.42	$12.88	$9.27	$16.49	$14.15	$12.24	$10.19			
Value at end of period	$11.22	$13.42	$12.88	$9.27	$16.49	$14.15	$12.24			
Number of accumulation units outstanding at end of period	529,544	618,908	659,463	616,655	603,416	325,441	144,537			
ING AMERICAN FUNDS WORLD ALLOCATION PORTFOLIO										
(Funds were first received in this option during November 2008)										
Value at beginning of period	$13.11	$11.91	$9.05	$9.36						
Value at end of period	$12.05	$13.11	$11.91	$9.05						
Number of accumulation units outstanding at end of period	94,730	508,247	32,416	6,131						
ING ARTIO FOREIGN PORTFOLIO										
(Fund first available during January 2005)										
Value at beginning of period	$11.41	$10.94	$9.32	$16.93	$14.88	$11.80	$10.18			
Value at end of period	$8.71	$11.41	$10.94	$9.32	$16.93	$14.88	$11.80			
Number of accumulation units outstanding at end of period	309,747	341,055	426,275	518,811	479,203	266,919	141,924			
ING BARON SMALL CAP GROWTH PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$11.93	$9.65	$7.31	$12.75	$12.30	$10.93	$10.02			
Value at end of period	$11.90	$11.93	$9.65	$7.31	$12.75	$12.30	$10.93			
Number of accumulation units outstanding at end of period	345,820	337,728	327,598	274,754	208,722	82,600	44,082			
ING BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO										
(Fund first available during March 2005)										
Value at beginning of period	$11.01	$10.54	$8.99	$12.90	$12.17	$10.95	$9.98			
Value at end of period	$11.26	$11.01	$10.54	$8.99	$12.90	$12.17	$10.95			
Number of accumulation units outstanding at end of period	116,866	112,574	117,499	131,422	71,273	44,195	24,904			
ING BLACKROCK INFLATION PROTECTED BOND PORTFOLIO										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$10.83	$10.51	$9.87							
Value at end of period	$11.85	$10.83	$10.51							
Number of accumulation units outstanding at end of period	638,466	233,842	163,423							
ING BLACKROCK LARGE CAP GROWTH PORTFOLIO										
(Fund first available during March 2005)										
Value at beginning of period	$9.94	$8.97	$7.06	$11.86	$11.38	$10.88	$10.06			
Value at end of period	$9.55	$9.94	$8.97	$7.06	$11.86	$11.38	$10.88			
Number of accumulation units outstanding at end of period	97,468	79,711	82,747	70,575	55,472	45,592	20,687			
ING BLACKROCK SCIENCE AND TECHNOLOGY OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$11.11	$9.63	$6.46	$9.99						
Value at end of period	$9.70	$11.11	$9.63	$6.46						
Number of accumulation units outstanding at end of period	284,861	247,484	183,443	84,561						
ING CLARION GLOBAL REAL ESTATE PORTFOLIO										
(Fund first available during May 2006)										
Value at beginning of period	$10.37	$9.16	$7.03	$12.25	$13.54	$11.42				
Value at end of period	$9.59	$10.37	$9.16	$7.03	$12.25	$13.54				
Number of accumulation units outstanding at end of period	80,475	90,579	99,966	139,822	85,848	39,826				
ING CLARION REAL ESTATE PORTFOLIO										
(Fund first available during January 2005)										
Value at beginning of period	$12.50	$10.01	$7.54	$12.56	$15.64	$11.63	$9.70			
Value at end of period	$13.37	$12.50	$10.01	$7.54	$12.56	$15.64	$11.63			
Number of accumulation units outstanding at end of period	101,767	108,093	134,737	155,675	199,745	226,140	134,773			

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
ING COLUMBIA SMALL CAP VALUE II PORTFOLIO										
(Fund first available during May 2006)										
Value at beginning of period	$9.63	$7.87	$6.46	$10.04	$9.99	$10.22				
Value at end of period	$9.15	$9.63	$7.87	$6.46	$10.04	$9.99				
Number of accumulation units outstanding at end of period	268,406	323,478	357,068	314,742	148,855	34,010				
ING DAVIS NEW YORK VENTURE PORTFOLIO										
(Fund first available during January 2006)										
Value at beginning of period	$9.35	$8.54	$6.64	$11.20	$11.01	$10.24				
Value at end of period	$8.70	$9.35	$8.54	$6.64	$11.20	$11.01				
Number of accumulation units outstanding at end of period	212,175	267,625	276,908	262,843	179,995	56,659				
ING DFA WORLD EQUITY PORTFOLIO										
(Funds were first received in this option during September 2007)										
Value at beginning of period	$8.36	$6.85	$5.76	$10.36	$10.13					
Value at end of period	$7.41	$8.36	$6.85	$5.76	$10.36					
Number of accumulation units outstanding at end of period	246,880	405,717	384,103	464,609	77,433					
ING EURO STOXX 50® INDEX PORTFOLIO										
(Funds were first received in this option during August 2010)										
Value at beginning of period	$8.69	$8.19								
Value at end of period	$7.02	$8.69								
Number of accumulation units outstanding at end of period	0	110								
ING FMR℠ DIVERSIFIED MID CAP PORTFOLIO										
(Fund first available during March 2005)										
Value at beginning of period	$14.55	$11.61	$8.54	$14.37	$12.85	$11.76	$10.67			
Value at end of period	$12.65	$14.55	$11.61	$8.54	$14.37	$12.85	$11.76			
Number of accumulation units outstanding at end of period	239,905	276,648	321,684	317,226	229,273	90,403	55,130			
ING FRANKLIN INCOME PORTFOLIO										
(Fund first available during May 2006)										
Value at beginning of period	$10.69	$9.69	$7.52	$10.88	$10.85	$9.94				
Value at end of period	$10.70	$10.69	$9.69	$7.52	$10.88	$10.85				
Number of accumulation units outstanding at end of period	489,208	451,080	421,571	359,683	304,954	93,050				
ING FRANKLIN MUTUAL SHARES PORTFOLIO										
(Funds were first received in this option during May 2007)										
Value at beginning of period	$9.66	$8.86	$7.17	$11.81	$12.55					
Value at end of period	$9.35	$9.66	$8.86	$7.17	$11.81					
Number of accumulation units outstanding at end of period	160,607	159,919	161,520	129,059	139,256					
ING FRANKLIN TEMPLETON FOUNDING STRATEGY PORTFOLIO										
(Funds were first received in this option during May 2007)										
Value at beginning of period	$8.25	$7.63	$5.99	$9.54	$10.00					
Value at end of period	$7.95	$8.25	$7.63	$5.99	$9.54					
Number of accumulation units outstanding at end of period	562,265	664,969	897,392	929,525	596,214					
ING FTSE 100 INDEX® PORTFOLIO										
(Funds were first received in this option during May 2010)										
Value at beginning of period	$10.89	$9.08								
Value at end of period	$10.19	$10.89								
Number of accumulation units outstanding at end of period	614	3,017								
ING GLOBAL RESOURCES PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$10.03									
Value at end of period	$8.78									
Number of accumulation units outstanding at end of period	186,328									

Condensed Financial Information (continued)

	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011
ING GLOBAL RESOURCES PORTFOLIO (CLASS S)										
(Fund first available during January 2005)										
Value at beginning of period				$10.22	$13.94	$16.53	$21.51	$12.39	$16.64	$19.77
Value at end of period				$13.94	$16.53	$21.51	$12.39	$16.64	$19.77	$17.54
Number of accumulation units outstanding at end of period				84,669	123,970	303,654	378,361	360,250	261,052	220,304
ING GROWTH AND INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2008)										
Value at beginning of period							$9.39	$6.04	$7.66	$8.52
Value at end of period							$6.04	$7.66	$8.52	$8.28
Number of accumulation units outstanding at end of period							92,800	185,966	169,041	584,744
ING GROWTH AND INCOME PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during January 2011)										
Value at beginning of period										$9.98
Value at end of period										$9.48
Number of accumulation units outstanding at end of period										851,297
ING HANG SENG INDEX PORTFOLIO										
(Funds were first received in this option during May 2009)										
Value at beginning of period								$10.19	$12.87	$13.52
Value at end of period								$12.87	$13.52	$10.77
Number of accumulation units outstanding at end of period								80,767	45,723	41,076
ING INDEX PLUS LARGECAP PORTFOLIO										
(Fund first available during January 2005)										
Value at beginning of period				$9.86	$10.35	$11.55	$11.81	$7.22	$8.67	$9.63
Value at end of period				$10.35	$11.55	$11.81	$7.22	$8.67	$9.63	$9.37
Number of accumulation units outstanding at end of period				87,671	117,769	58,677	47,359	44,071	34,596	29,567
ING INDEX PLUS MIDCAP PORTFOLIO										
(Fund first available during January 2005)										
Value at beginning of period				$9.90	$11.08	$11.80	$12.13	$7.38	$9.47	$11.24
Value at end of period				$11.08	$11.80	$12.13	$7.38	$9.47	$11.24	$10.83
Number of accumulation units outstanding at end of period				66,615	89,686	171,668	68,892	66,645	58,002	54,098
ING INDEX PLUS SMALLCAP PORTFOLIO										
(Fund first available during February 2005)										
Value at beginning of period				$10.23	$10.68	$11.83	$10.80	$7.00	$8.51	$10.18
Value at end of period				$10.68	$11.83	$10.80	$7.00	$8.51	$10.18	$9.84
Number of accumulation units outstanding at end of period				65,584	79,676	67,224	59,155	53,319	51,314	48,852
ING INTERMEDIATE BOND PORTFOLIO										
(Fund first available during January 2005)										
Value at beginning of period				$10.02	$10.04	$10.18	$10.51	$9.37	$10.18	$10.89
Value at end of period				$10.04	$10.18	$10.51	$9.37	$10.18	$10.89	$11.41
Number of accumulation units outstanding at end of period				37,651	456,528	1,009,134	966,670	842,268	927,831	831,004
ING INTERNATIONAL INDEX PORTFOLIO										
(Funds were first received in this option during May 2008)										
Value at beginning of period							$10.39	$6.02	$7.49	$7.88
Value at end of period							$6.02	$7.49	$7.88	$6.74
Number of accumulation units outstanding at end of period							2,335	49,609	66,408	55,538
ING INVESCO VAN KAMPEN COMSTOCK PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period				$10.19	$10.52	$11.90	$11.36	$7.04	$8.84	$9.94
Value at end of period				$10.52	$11.90	$11.36	$7.04	$8.84	$9.94	$9.50
Number of accumulation units outstanding at end of period				38,677	68,352	74,289	65,667	69,884	76,538	81,043

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
ING INVESCO VAN KAMPEN EQUITY AND INCOME PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$11.65	$10.65	$8.91	$11.94	$11.84	$10.79	$10.15			
Value at end of period	$11.23	$11.65	$10.65	$8.91	$11.94	$11.84	$10.79			
Number of accumulation units outstanding at end of period	91,291	111,118	139,616	122,185	61,472	37,243	22,777			
ING INVESCO VAN KAMPEN GROWTH AND INCOME PORTFOLIO										
(Fund first available during March 2005)										
Value at beginning of period	$10.95	$9.97	$8.23	$12.44	$12.42	$10.97	$10.34			
Value at end of period	$10.46	$10.95	$9.97	$8.23	$12.44	$12.42	$10.97			
Number of accumulation units outstanding at end of period	156,097	161,053	180,266	153,810	85,811	81,382	44,660			
ING JAPAN TOPIX INDEX® PORTFOLIO										
(Funds were first received in this option during December 2009)										
Value at beginning of period	$10.92	$9.84	$10.02							
Value at end of period	$9.20	$10.92	$9.84							
Number of accumulation units outstanding at end of period	1,996	3,430	488							
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO										
(Fund first available during March 2005)										
Value at beginning of period	$23.52	$20.02	$11.95	$25.12	$18.58	$14.01	$11.39			
Value at end of period	$18.77	$23.52	$20.02	$11.95	$25.12	$18.58	$14.01			
Number of accumulation units outstanding at end of period	139,259	154,288	231,109	211,142	262,409	112,578	51,221			
ING JPMORGAN MID CAP VALUE PORTFOLIO										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$10.11	$8.42	$6.86	$10.32						
Value at end of period	$10.05	$10.11	$8.42	$6.86						
Number of accumulation units outstanding at end of period	140,398	103,224	18,745	8,263						
ING JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO										
(Fund first available during January 2005)										
Value at beginning of period	$11.92	$9.63	$7.75	$11.32	$11.80	$10.36	$9.53			
Value at end of period	$11.48	$11.92	$9.63	$7.75	$11.32	$11.80	$10.36			
Number of accumulation units outstanding at end of period	102,204	138,812	139,793	101,227	152,984	91,491	40,777			
ING LARGE CAP GROWTH PORTFOLIO										
(Fund first available during January 2005)										
Value at beginning of period	$12.61	$11.30	$8.12	$11.48	$10.53	$10.22	$9.73			
Value at end of period	$12.59	$12.61	$11.30	$8.12	$11.48	$10.53	$10.22			
Number of accumulation units outstanding at end of period	132,179	90,392	60,434	6,496	7,068	6,553	4,088			
ING LARGE CAP VALUE PORTFOLIO										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$10.04									
Value at end of period	$9.96									
Number of accumulation units outstanding at end of period	64,676									
ING LIQUID ASSETS PORTFOLIO										
(Fund first available during January 2005)										
Value at beginning of period	$10.06	$10.30	$10.51	$10.51	$10.26	$10.03	$9.99			
Value at end of period	$9.83	$10.06	$10.30	$10.51	$10.51	$10.26	$10.03			
Number of accumulation units outstanding at end of period	653,047	672,652	968,348	2,009,948	801,583	328,677	249,424			
ING MARSICO GROWTH PORTFOLIO										
(Fund first available during January 2005)										
Value at beginning of period	$10.57	$9.03	$7.17	$12.30	$11.04	$10.77	$9.90			
Value at end of period	$10.15	$10.57	$9.03	$7.17	$12.30	$11.04	$10.77			
Number of accumulation units outstanding at end of period	216,643	203,279	225,967	244,251	276,604	227,513	120,835			

Condensed Financial Information (continued)

	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011
ING MFS TOTAL RETURN PORTFOLIO										
(Fund first available during January 2005)										
Value at beginning of period				$10.03	$10.15	$11.10	$11.27	$8.54	$9.84	$10.55
Value at end of period				$10.15	$11.10	$11.27	$8.54	$9.84	$10.55	$10.47
Number of accumulation units outstanding at end of period				218,184	319,608	344,143	486,533	440,886	370,558	334,277
ING MFS UTILITIES PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period				$10.10	$11.32	$14.46	$17.99	$10.94	$14.19	$15.75
Value at end of period				$11.32	$14.46	$17.99	$10.94	$14.19	$15.75	$16.37
Number of accumulation units outstanding at end of period				45,127	119,139	228,951	238,488	172,920	154,716	219,117
ING MIDCAP OPPORTUNITIES PORTFOLIO										
(Fund first available during February 2005)										
Value at beginning of period				$10.16	$10.92	$11.48	$14.06	$8.55	$11.78	$14.95
Value at end of period				$10.92	$11.48	$14.06	$8.55	$11.78	$14.95	$14.48
Number of accumulation units outstanding at end of period				1,801	1,797	1,658	33,559	40,002	140,135	79,808
ING MORGAN STANLEY GLOBAL FRANCHISE PORTFOLIO										
(Fund first available during January 2005)										
Value at beginning of period				$10.03	$11.10	$13.16	$14.09	$9.83	$12.37	$13.76
Value at end of period				$11.10	$13.16	$14.09	$9.83	$12.37	$13.76	$14.66
Number of accumulation units outstanding at end of period				38,048	75,553	147,370	175,050	127,893	149,109	156,962
ING OPPENHEIMER ACTIVE ALLOCATION PORTFOLIO										
(Funds were first received in this option during November 2008)										
Value at beginning of period							$8.13	$8.41	$10.51	$11.71
Value at end of period							$8.41	$10.51	$11.71	$10.93
Number of accumulation units outstanding at end of period							1,685	13,620	11,393	11,155
ING OPPENHEIMER GLOBAL PORTFOLIO (CLASS S)										
(Fund first available during May 2005)										
Value at beginning of period				$10.11	$11.89	$13.65	$14.18	$8.24	$11.21	$12.68
Value at end of period				$11.89	$13.65	$14.18	$8.24	$11.21	$12.68	$11.34
Number of accumulation units outstanding at end of period				35,817	85,021	113,785	114,372	103,453	97,880	105,921
ING PIMCO HIGH YIELD PORTFOLIO										
(Fund first available during March 2005)										
Value at beginning of period				$10.11	$10.21	$10.86	$10.91	$8.25	$12.04	$13.43
Value at end of period				$10.21	$10.86	$10.91	$8.25	$12.04	$13.43	$13.69
Number of accumulation units outstanding at end of period				103,019	165,859	190,302	149,881	135,645	394,261	258,511
ING PIMCO TOTAL RETURN BOND PORTFOLIO										
(Fund first available during January 2005)										
Value at beginning of period				$9.99	$10.01	$10.19	$10.85	$11.04	$12.34	$12.97
Value at end of period				$10.01	$10.19	$10.85	$11.04	$12.34	$12.97	$13.11
Number of accumulation units outstanding at end of period				78,500	123,284	570,284	1,650,532	2,340,749	2,466,193	2,127,253
ING PIONEER FUND PORTFOLIO (CLASS S)										
(Fund first available during May 2005)										
Value at beginning of period				$10.11	$10.91	$12.44	$12.76	$8.13	$9.86	$11.16
Value at end of period				$10.91	$12.44	$12.76	$8.13	$9.86	$11.16	$10.40
Number of accumulation units outstanding at end of period				18,205	36,859	40,613	45,235	43,893	40,824	49,020
ING PIONEER MID CAP VALUE PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period				$10.04	$10.83	$11.88	$12.24	$7.99	$9.77	$11.25
Value at end of period				$10.83	$11.88	$12.24	$7.99	$9.77	$11.25	$10.44
Number of accumulation units outstanding at end of period				112,654	142,507	212,042	262,350	253,470	229,560	211,620

Access

CFI 111

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
ING RETIREMENT CONSERVATIVE PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$8.74	$8.30	$8.24							
Value at end of period	$8.98	$8.74	$8.30							
Number of accumulation units outstanding at end of period	1,126,761	535,970	480,746							
ING RETIREMENT GROWTH PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$10.19	$9.35	$9.21							
Value at end of period	$9.83	$10.19	$9.35							
Number of accumulation units outstanding at end of period	3,444,258	3,824,298	3,683,496							
ING RETIREMENT MODERATE GROWTH PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$10.42	$9.61	$9.49							
Value at end of period	$10.18	$10.42	$9.61							
Number of accumulation units outstanding at end of period	2,026,044	1,969,328	2,239,686							
ING RETIREMENT MODERATE PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$10.53	$9.84	$9.75							
Value at end of period	$10.50	$10.53	$9.84							
Number of accumulation units outstanding at end of period	1,402,626	1,681,462	1,842,613							
ING RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$13.84	$12.60	$10.18							
Value at end of period	$14.04	$13.84	$12.60							
Number of accumulation units outstanding at end of period	54,888	27,688	23,351							
ING RUSSELL™ LARGE CAP INDEX PORTFOLIO										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$8.79	$8.03	$6.66	$10.24						
Value at end of period	$8.76	$8.79	$8.03	$6.66						
Number of accumulation units outstanding at end of period	85,449	118,752	92,362	14,495						
ING RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$13.48	$12.42	$10.61							
Value at end of period	$13.24	$13.48	$12.42							
Number of accumulation units outstanding at end of period	34,737	13,781	17,012							
ING RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO										
(Funds were first received in this option during June 2009)										
Value at beginning of period	$15.86	$12.91	$10.71							
Value at end of period	$15.15	$15.86	$12.91							
Number of accumulation units outstanding at end of period	42,714	43,273	49,341							
ING RUSSELL™ MID CAP INDEX PORTFOLIO										
(Funds were first received in this option during June 2008)										
Value at beginning of period	$10.13	$8.31	$6.09	$10.44						
Value at end of period	$9.69	$10.13	$8.31	$6.09						
Number of accumulation units outstanding at end of period	122,670	129,023	114,394	79,434						
ING RUSSELL™ SMALL CAP INDEX PORTFOLIO										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$10.51	$8.54	$6.92	$10.15						
Value at end of period	$9.84	$10.51	$8.54	$6.92						
Number of accumulation units outstanding at end of period	152,810	150,555	121,580	81,503						

	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011
ING SMALLCAP OPPORTUNITIES PORTFOLIO										
(Fund first available during February 2005)										
Value at beginning of period				$9.82	$10.87	$11.92	$12.79	$8.17	$10.42	$13.44
Value at end of period				$10.87	$11.92	$12.79	$8.17	$10.42	$13.44	$13.20
Number of accumulation units outstanding at end of period				19,195	38,043	29,796	17,960	15,741	13,292	12,853
ING SMALL COMPANY PORTFOLIO										
(Funds were first received in this option during June 2008)										
Value at beginning of period							$10.67	$7.10	$8.82	$10.68
Value at end of period							$7.10	$8.82	$10.68	$10.15
Number of accumulation units outstanding at end of period							79,231	25,086	47,715	53,650
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO										
(Fund first available during March 2005)										
Value at beginning of period				$10.26	$10.68	$11.95	$12.18	$8.62	$11.22	$12.49
Value at end of period				$10.68	$11.95	$12.18	$8.62	$11.22	$12.49	$12.55
Number of accumulation units outstanding at end of period				472,634	1,019,681	1,498,910	2,081,471	2,019,408	1,567,788	1,453,927
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO										
(Fund first available during January 2005)										
Value at beginning of period				$9.97	$10.34	$12.03	$12.10	$7.60	$9.28	$10.41
Value at end of period				$10.34	$12.03	$12.10	$7.60	$9.28	$10.41	$10.08
Number of accumulation units outstanding at end of period				128,947	168,481	246,366	261,369	271,137	291,425	305,386
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO										
(Funds were first received in this option during May 2007)										
Value at beginning of period						$10.07	$10.11	$5.69	$7.92	$9.02
Value at end of period						$10.11	$5.69	$7.92	$9.02	$8.69
Number of accumulation units outstanding at end of period						20,546	22,538	39,025	49,172	89,433
ING T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period				$10.12	$12.34	$14.94	$17.59	$8.67	$11.65	$12.95
Value at end of period				$12.34	$14.94	$17.59	$8.67	$11.65	$12.95	$11.08
Number of accumulation units outstanding at end of period				28,080	40,606	132,849	132,143	114,812	87,474	82,372
ING TEMPLETON FOREIGN EQUITY PORTFOLIO										
(Fund first available during May 2006)										
Value at beginning of period					$9.78	$11.11	$12.50	$7.25	$9.33	$9.90
Value at end of period					$11.11	$12.50	$7.25	$9.33	$9.90	$8.48
Number of accumulation units outstanding at end of period					17,408	71,973	198,346	256,478	219,302	224,776
ING TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)										
(Fund first available during February 2005)										
Value at beginning of period				$9.98	$11.00	$13.09	$13.09	$7.71	$9.96	$10.48
Value at end of period				$11.00	$13.09	$13.09	$7.71	$9.96	$10.48	$9.65
Number of accumulation units outstanding at end of period				32,020	98,177	165,437	144,652	140,460	119,201	109,732
ING THORNBURG VALUE PORTFOLIO										
(Fund first available during August 2006)										
Value at beginning of period					$10.04	$11.36	$11.87	$6.97	$9.82	$10.66
Value at end of period					$11.36	$11.87	$6.97	$9.82	$10.66	$9.02
Number of accumulation units outstanding at end of period					13,843	22,430	11,905	11,286	11,260	10,952
ING U.S. BOND INDEX PORTFOLIO										
(Funds were first received in this option during June 2008)										
Value at beginning of period							$9.79	$10.13	$10.44	$10.79
Value at end of period							$10.13	$10.44	$10.79	$11.27
Number of accumulation units outstanding at end of period							266,714	228,018	165,685	235,943

Access

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO										
(Fund first available during August 2005)										
Value at beginning of period	$10.15	$9.20	$7.16	$12.22	$12.40	$11.11	$10.63			
Value at end of period	$9.65	$10.15	$9.20	$7.16	$12.22	$12.40	$11.11			
Number of accumulation units outstanding at end of period	14,495	14,690	14,871	16,868	19,078	39,109	6,321			
ING WISDOM TREE^{SM} GLOBAL HIGH-YIELDING EQUITY INDEX PORTFOLIO										
(Funds were first received in this option during February 2008)										
Value at beginning of period	$7.90	$7.64	$6.02	$9.78						
Value at end of period	$7.42	$7.90	$7.64	$6.02						
Number of accumulation units outstanding at end of period	373,188	377,940	421,558	403,112						
INVESCO V.I. LEISURE FUND										
(Fund first available during January 2005)										
Value at beginning of period	$10.07	$8.46	$6.53	$11.74	$12.12	$9.96	$10.07			
Value at end of period	$9.46	$10.07	$8.46	$6.53	$11.74	$12.12	$9.96			
Number of accumulation units outstanding at end of period	4,526	7,618	8,135	8,572	10,032	10,713	13,875			
PROFUND VP EUROPE 30										
(Fund first available during January 2005)										
Value at beginning of period	$9.65	$9.63	$7.45	$13.63	$12.19	$10.62	$9.56			
Value at end of period	$8.59	$9.65	$9.63	$7.45	$13.63	$12.19	$10.62			
Number of accumulation units outstanding at end of period	3,745	4,369	4,966	5,575	6,211	9,972	7,102			
PROFUND VP RISING RATES OPPORTUNITY										
(Fund first available during January 2005)										
Value at beginning of period	$5.75	$7.01	$5.43	$8.97	$9.69	$9.01	$9.70			
Value at end of period	$3.51	$5.75	$7.01	$5.43	$8.97	$9.69	$9.01			
Number of accumulation units outstanding at end of period	324	761	2,153	3,957	4,770	17,494	9,301			